Form 20-F
period 1999-12-31
TELE NORTE CELULAR PARTICIPACOES SA
filed 2000-06-30
CIK 1072345

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                     ---------------------------------------
                                    FORM 20-F
                     ---------------------------------------

      [ ]      REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

      [X]      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 1999

                                       OR

      [ ]      TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                      for the transition period from    to
                        Commission File Number 001-14483


                      TELE NORTE CELULAR PARTICIPACOES S.A.
             (Exact name of Registrant as specified in its charter)


 TELE NORTE CELLULAR HOLDING COMPANY          THE FEDERATIVE REPUBLIC OF BRAZIL
    (Translation of Registrant's               (Jurisdiction of incorporation
        name into English)                            or organization)

                        SCN, QUADRA 3, BLOCO A, SOBRELOJA
                        70713-000 BRASILIA -- DF, BRAZIL
                    (Address of principal executive offices)


 SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT.

     TITLE OF EACH CLASS               NAME OF EACH EXCHANGE ON WHICH REGISTERED
     -------------------               -----------------------------------------
Preferred Shares, without par value            New York Stock Exchange*
Depositary Shares, each representing           New York Stock Exchange
  50,000 Preferred Shares

                              --------------------
* Not for trading, but only in connection with the listing of American Depositary Shares on the New York Stock Exchange.

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
                                      None

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d) OF THE ACT:
                                      None

INDICATE THE NUMBER OF OUTSTANDING SHARES OF EACH OF THE ISSUER'S CLASSES OF CAPITAL OR COMMON STOCK AS OF THE CLOSE OF THE PERIOD COVERED BY THE ANNUAL
REPORT:

                Common Shares, without par value       124,369,030,532
                Preferred Shares, without par value    210,029,997,060

INDICATE BY CHECK MARK WHETHER THE REGISTRANT (1) HAS FILED ALL REPORTS REQUIRED TO BE FILED BY SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 DURING THE PRECEDING 12 MONTHS (OR FOR SUCH SHORTER PERIOD THAT THE REGISTRANT WAS REQUIRED TO FILE SUCH REPORTS), AND (2) HAS BEEN SUBJECT TO SUCH FILING REQUIREMENTS FOR THE PAST 90 DAYS.
                                   YES X  NO__

INDICATE BY CHECK MARK WHICH FINANCIAL STATEMENT ITEM THE REGISTRANT HAS ELECTED TO FOLLOW:
                              ITEM 17 _  ITEM 18 X

                                TABLE OF CONTENTS


PART I

   Item 1.  DESCRIPTION OF BUSINESS ......................................     1
   Item 2.  DESCRIPTION OF PROPERTY ......................................    15
   Item 3.  LEGAL PROCEEDINGS ............................................    15
   Item 4.  CONTROL OF REGISTRANT ........................................    17
   Item 5.  NATURE OF TRADING MARKET .....................................    17
   Item 6.  EXCHANGE CONTROL AND OTHER LIMITATIONS AFFECTING SECURITY-
            HOLDERS ......................................................    19
   Item 7.  TAXATION .....................................................    20
   Item 8.  SELECTED FINANCIAL DATA ......................................    25
   Item 9.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
            AND RESULTS OF OPERATIONS ....................................    27
   Item 9A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK....    37
   Item 10. DIRECTORS AND OFFICERS OF REGISTRANT .........................    38
   Item 11. COMPENSATION OF DIRECTORS AND OFFICERS .......................    41
   Item 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES    42
   Item 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS ...............    42

PART II

   Item 14. DESCRIPTION OF SECURITIES TO BE REGISTERED ...................    42

PART III

   Item 15. DEFAULT UPON SENIOR SECURITIES ...............................    42
   Item 16. CHANGES IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED
            SECURITIES AND USE OF PROCEEDS ...............................    42

PART IV

   Item 17. FINANCIAL STATEMENTS .........................................    42
   Item 18. FINANCIAL STATEMENTS .........................................    42
   Item 19. FINANCIAL STATEMENTS AND EXHIBITS ............................    42

FINANCIAL STATEMENTS .....................................................   F-1

GLOSSARY OF TELECOMMUNICATIONS TERMS .....................................   A-1

                            ------------------------

\         Tele Norte Celular Participacoes S.A., a corporation organized under the laws of the Federative Republic of Brazil, is referred to in this annual report as the "Registrant." All references to "we," "us" or the "Company" are to the Registrant and, depending on the context, its subsidiaries.

         The Registrant is one of the companies formed as a result of the breakup of Telecomunicacoes Brasileiras S.A. - - Telebras, commonly referred to as "Telebras," by the federal government of Brazil in May 1998. Each of the subsidiaries was formed in January 1998 by spinning off the cellular telecommunications operations of operating companies controlled by Telebras, which we refer to in this annual report as the "predecessor companies." References to our operations prior to January 1998 are to the cellular operations of the predecessor companies. See "Item 1 -- Description of Business -- Historical Background" for a description of the breakup of Telebras.

References in this annual report to

              - the "real," "reais" and "R$" are to Brazilian reais (plural) and to the Brazilian real (singular), the currency of Brazil and
              - "U.S. dollars," "dollars" and "U.S.$" are to United States dollars.

         On June 27, 2000, the noon buying rate in New York city for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York was R$1.8230 per U.S.$1.00.

         Our consolidated financial statements as of December 31, 1997 and 1998 and for the years ended December 31, 1997, 1998 and 1999 have been prepared in accordance with generally accepted accounting principles in the United States, commonly referred to as "U.S. GAAP." The consolidated financial statements and other financial information as of and for the years ended December 31, 1998 and 1999 are presented in nominal reais and do not recognize the effects of inflation. The consolidated financial statements and other financial information for prior dates and periods have been indexed and expressed in constant reais of December 31, 1997 purchasing power using the integral restatement method (correcao monetaria integral). Consolidated financial statements prepared in accordance with generally accepted accounting principles in Brazil, commonly referred to as "Brazilian GAAP," have been published in Brazil.

         This annual report contains forward-looking statements. Statements that are not statements of historical fact, including statements about our beliefs and expectations, are forward-looking statements. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties.

         Known risks and uncertainties include those resulting from our short history as an independent, private-sector entity and the introduction of competition to the Brazilian telecommunications sector, as well as those relating to the cost and availability of financing, the performance of the Brazilian economy generally, the levels of exchange rates between Brazilian and foreign currencies and the federal government's telecommunications policy. Accordingly, our actual results of operations may be different from our current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments.

         The "Glossary of Telecommunications Terms" that begins on page A-1 provides definitions of certain technical terms used herein.

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

         We provide cellular telecommunications services in a region comprising the Brazilian States of Para, Amazonas, Maranhao, Amapa, and Roraima under concessions granted by the federal government of Brazil. Cellular telecommunications services were first offered by one of our predecessor companies in the State of Maranhao in April 1994. At December 31, 1999, we had 343,600 subscribers.

THE REGISTRANT AND ITS OPERATING SUBSIDIARIES

         The following table presents the contribution made by each subsidiary to our net operating revenues and net income for the year ending December 31, 1999 and our shareholding in each subsidiary at December 31, 1999.

                              % OF NET
                             OPERATING    % OF NET    % OF SHARE    % OF VOTING
SUBSIDIARY                    REVENUES     INCOME       CAPITAL        STOCK
----------                    --------     ------       -------        -----
Telepara Celular S.A.....       39.7         7.9          69.0          96.6
Telamazon Celular S.A....       31.4        42.9          80.3          84.1
Telma Celular S.A........       19.9        29.9          66.8          82.8
Teleamapa Celular S.A....        5.4        14.1          90.6          94.5
Telaima Celular S.A......        3.6         5.2          86.9          95.1

         In May 2000, we announced a plan to merge into Telma Celular, S.A. our four other subsidiaries. We believe that the consolidation of our operations into a single integrated structure will result in cost efficiencies and an improved quality of service.

         We estimate that the reduction in administrative costs, which will result from the consolidation will be approximately R$1 million for the first year following the consolidation. We also estimate that the cost savings from the consolidation and standardization of our operations will be approximately R$43 million at present net value.

         Our planned consolidation is contingent upon the approval of the Brazilian Securities Commission (Comissao de Valores Mobiliarios) and the National Telecommunications Agency (Agencia Nacional de Telecomunicacoes - ANATEL)

         Substantially all of the Registrant's assets other than cash and cash equivalents consist of shares in its subsidiaries. The Registrant relies almost exclusively on dividends from its subsidiaries to meet its needs for cash, including cash to pay dividends to its shareholders.

         The Registrant's headquarters are located at SCN, Quadra 3, Bloco A, Sobreloja Norte, 70713 000 Brasilia-DF, Brazil, and its telephone number is 5561-429-5600.

HISTORICAL BACKGROUND

         Prior to the incorporation of Telebras in 1972, there were more than 900 telecommunications companies operating throughout Brazil. Between 1972 and 1975, Telebras and its operating subsidiaries, which we refer to collectively as the "Telebras System," acquired almost all the other telephone companies in Brazil and thus came to have a monopoly over the provision of public telecommunications services in almost all areas of the country.

         Beginning in 1995, the federal government undertook a comprehensive reform of Brazil's telecommunications regulatory system. In July 1997, Brazil's National Congress adopted the General Telecommunications Law (Lei Geral de Telecomunicacoes), which provided for the establishment of a new regulatory framework, the introduction of competition and the privatization of Telebras. The General Telecommunications Law established an independent regulatory agency called Agencia Nacional de Telecomunicacoes - ANATEL, which we refer to as "Anatel."

         In January 1998, in preparation for the restructuring and privatization of the Telebras System, the cellular telecommunications operations of Telebras' operating subsidiaries were spun off into separate companies. In May 1998, Telebras was restructured to form, in addition to Telebras, twelve new holding companies by means of a procedure under Brazilian corporate law called cisao, or split-up. Virtually all the assets and liabilities of Telebras, including the shares held by Telebras in the operating companies of the Telebras System, were allocated to the new holding companies.

         The new holding companies, together with their respective subsidiaries, consist of:

              - eight cellular service providers, each operating in one of eight regions,
              - three wireline service providers, each providing local and intraregional long-distance service in one of three regions and
              - Embratel Participacoes S.A. - Embratel, which provides domestic long-distance telephone service throughout Brazil.

         The Registrant is one of the new cellular holding companies. In the breakup of Telebras, the Registrant was allocated all the share capital held by Telebras in the operating subsidiaries of the Telebras System that provided cellular telecommunications service in the States of Para, Maranhao, Roraima, Amapa and Amazonas. In July 1998, the federal government sold substantially all its shares of the new holding companies, including the Registrant, to private-sector buyers. The federal government's shares of the Registrant were purchased by Telpart Participacoes S.A., which we refer to as "Telpart," a consortium comprising TIW do Brasil Ltda., Opportunity MEM S.A. and a group of five Brazilian pension funds. See "Item 4 - - Control of Registrant" for a description of our principal shareholders.

OUR REGION

         Our region covers an area of approximately 3,532,000 square kilometers, representing approximately 41% of Brazil's area. Its population of approximately
14.7 million inhabitants represents approximately 9.0% of the population of Brazil. Our region has 18 metropolitan areas with populations in excess of 100,000 people, including the cities of Belem, Manaus, Sao Luis, Boa Vista and Macapa. During 1999, our region generated approximately 5% of Brazil's gross domestic product.

         The map below shows the location of our region within Brazil.

                         [MAP OF REGION WITHIN BRAZIL]




         The following table presents the population, gross domestic product and per capita income statistics for each state in our region at the dates and for the years indicated.

                                             AT DECEMBER 31, 1999         YEAR ENDED DECEMBER 31, 1999
                                             --------------------         ----------------------------
                                         POPULATION      % OF BRAZIL'S    % OF BRAZIL'S     PER CAPITA
STATE                                   (MILLIONS)(1)    POPULATION(1)       GDP(1)          INCOME(2)
-----                                   -------------    -------------       ------          ---------
Para (Telepara Celular S.A.)........         5.9              3.6              2.1          R$2,390.22
Amazonas (Telamazon Celular S.A.)...         2.6              1.6              1.3          R$2,174.42
Maranhao (Telma Celular S.A.).......         5.5              3.3              1.3          R$1,159.54
Amapa (Teleamapa Celular S.A.)......         0.4              0.3              0.2          R$1,773.41
Roraima (Telaima Celular S.A.)......         0.3              0.2              0.1          R$3,252.82
                                             ---              ---              ---
Region..............................        14.4              9.0              5.0
                                            ====              ===              ===

------------
(1) Estimates of the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatistica - IBGE), at July 1, 1999.
(2)  Data for 1997 as published by the Central Bank of Brazil.

         Our business, financial condition, results of operations and prospects depend in part on the performance of the Brazilian economy and the economy of our region, in particular. See "Item 9 - - Management's Discussion and

Analysis of Financial Condition and Results of Operations -- Brazilian economic environment" for a description of the Brazilian economic conditions.

OUR SERVICES

General

         We offer cellular telecommunications service to our subscribers through a variety of rate plans. We offer analog and, commencing in late 1999, digital cellular services. At December 31, 1999, we had a total of 343,600 subscribers. Of this number, 77% were contract subscribers and 23% were prepay subscribers.

         We also offer value-added services, including voicemail, call forwarding, call waiting, call conferencing, caller line identification and three-way calling. We also began to sell cellular telephones in 1999. We do not expect these sales to be a significant component of our revenues.

Contract subscribers

         Contract subscribers consist primarily of high-income individuals, including professionals, executives and entrepreneurs, who use their handsets for both personal and business purposes.

         A contract subscriber's handset is activated upon signing of a service contract. The service contract provides, among other things, the terms and conditions of the specific service plan elected by the subscriber. See " -- Sources of revenue -- Subscriber rates" for a description of our service plans.

Prepay customers

         In general, prepay subscribers are younger and have less income than contract subscribers. Prepay subscribers also tend to use their handsets more to receive than to originate calls.

         A prepay customer is no longer considered a customer when a specified period of time has elapsed since the customer purchased and activated, or added credit to, his or her last prepay card. The customer's telephone number is then deactivated, and he or she is considered to have turned over.

         A prepay customer currently has 90 days to activate a new card after the balance of his existing card becomes zero before losing his phone number. During such time, a prepay customer will be able to receive local incoming calls but such a customer will not be able to make outgoing calls. Balances automatically become zero if the customer has not activated a new card within 90 days after activation of the previous card.

Contract churn

         Contract churn measures both voluntarily and involuntarily disconnected subscribers. We determine average monthly contract churn for a given period by dividing the sum of all contract subscribers disconnected during such period by the sum of the beginning-of-month subscribers for each of the months in such period, expressed as a percentage.

         Our average monthly contract churn in 1998 and 1999 was 1.3% and 1.7%, respectively. Our contract churn is mainly related to termination due to non-payment, particularly because we did not face any competition in our region until October 1999. With the advent of competition, we may experience increased contract churn.

Quality of service

         We have experienced at times quality of service problems, including busy circuits, lack of system availability and dropped calls. In 1999, the average "all circuits busy rate" (as a percentage of calls attempted) was 2.4%, the average system availability on first call attempted was 85.7% and the average dropped call rate was 2.1%. At present, we are not experiencing any significant quality of service problems and exceed most of the quality of service requirements established by Anatel. See " -- Regulation of the Brazilian telecommunications industry -- Obligations of telecommunications companies -- Quality of service" for a description of these obligations.

Roaming

         Through agreements with other cellular service providers, we offer automatic roaming services throughout Brazil that allow our subscribers to make and receive calls while out of our region. In addition, we provide cellular telecommunications service to subscribers of other cellular service providers while they are in our region. We charge the other service providers pursuant to roaming agreements for the service provided to their subscribers. See " -- Operating agreements -- Roaming agreements" for a description of our roaming arrangements.

NETWORK AND SUBSCRIBER DATA

         The following table sets forth information on our subscriber base, coverage and related matters at the dates and for the years indicated.

                                                                            1997        1998        1999
                                                                          --------     -------     -------
Cellular lines in service at year-end:
   Contract subscribers...............................................     207,769     218,600     265,600
   Prepay subscribers.................................................          --          --      78,000
                                                                          --------     -------     -------
                                                                           207,769     218,600     343,600
Net subscriber growth during year.....................................        30.8%        5.2%         57%
Estimated population of our region at year-end (millions)(1)..........        14.1        14.2        14.7
Estimated covered population at year-end (millions)(2)................         6.9         7.4         8.2
Percentage of population covered at year-end(3).......................        49.1%       50.3%       56.9%
Penetration at year-end(4)............................................        1.51%       1.49%        2.5%
Average monthly incoming minutes of use per subscriber:
   Contract subscribers...............................................          86         108         117
   Prepay subscribers.................................................          --          --          73
Average monthly outgoing minutes of use per subscriber:
   Contract subscribers...............................................          96         108         111
   Prepay subscribers.................................................          --          --          23
Average monthly revenues per subscriber(5)............................    R$109.57     R$93.10     R$81.00
Cost of acquisition per subscriber(6).................................        n.a.     R$   23     R$  149

---------
n.a.= not available
(1) Estimates of the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatistica - IBGE) at July 1, 1999.
(2) Estimates by our management of the number of people within our region who can access our cellular telephone signal.
(3) Estimates by our management of the percentage of the population of our region who can access our cellular telephone signal.
(4) Estimates by our management of the number of cellular lines in service in our region divided by the population of our region.
(5)  In nominal reais, net of value-added taxes.
(6) The significant increase in the cost of acquisition per subscriber in 1999 as compared to 1998 reflects a reduction in activation fees from R$330 to R$49 for digital services and R$99 for analog services. This reduction was made in anticipation of competition.

         Our concessions contain network expansion and modernization obligations. See " -- Regulation of the Brazilian telecommunications industry -- Obligations of telecommunications companies." We believe that we will be able to meet all these obligations.

SOURCES OF REVENUE

General

         We generate revenue from:

            - usage charges, which include airtime charges for outgoing calls and roaming and other similar charges,

            -  monthly subscription charges,

            - network usage fees which are amounts charged by us to other cellular and wireline service providers, and to Embratel as the long-distance service provider, for use of our network,

            - activation fees, which are one-time sign-up charges paid to obtain cellular telecommunications service and

            - other charges, including charges for call forwarding, call waiting and call blocking.

         Our rates are subject to the approval of Anatel.

Subscriber rates

         Since October 1994, cellular telecommunications service in Brazil has been offered on a "calling party pays" basis, under which the subscriber pays only for calls that he or she originates, except for roaming charges on calls received outside the subscriber's home registration area.

         Subscriber charges are computed based on the subscriber's calling plan, the location of the party called, the place from which the call originates and other factors, as described below.

         Our region is divided into 65 registration areas. The lowest base rate per minute, which we refer to as a "VC1" rate, applies to calls made by a subscriber in its registration area to persons in the same registration area. Until May 9, 1999, calls from one registration area to another within our region were charged at a higher rate, which we refer to as "VC2" rate. On May 9, 1999, the VC2 and VC1 rate were made to be the same for mobile-to-mobile calls. Beginning in February 2000, the VC2 and VC1 rates are the same for all calls except under the Basic plan.

         Calls from our region to persons outside our region are billed at the highest rate, which we refer to as a "VC3" rate. When a subscriber makes or receives a call while outside our region, a per-call surcharge known as "AD" is applicable. When a subscriber receives a call while outside his or her home registration area, the subscriber also pays an additional rate per minute, which we refer to as "DSL1", if the subscriber is located within our region, or a higher rate, which we refer to as "DSL2" if the subscriber is located outside our region.

         Airtime service charges are discounted 30% for calls made on Saturdays, Sundays and national holidays and for calls made from 7 PM to 8 AM, Monday through Friday. A 30% surcharge is imposed on VC1 calls made to lines of other cellular service providers.

         We have kept the Basic plan and have launched two additional plans during 1999 which are a Corporate plan and a prepaid service plan. The following table sets forth the average rates for these plans at March 31, 2000.

                     RATE INFORMATION FOR OUR SERVICE PLANS

                                       BASIC        CORPORATE        PREPAY
                                       -----        ---------        ------
Activation fee(1)................      49.00(3)       49.00(3)        -
Monthly subscription fee(1).....       31.11          30.00           -
Airtime charges per minute:(2)
    VC1(1).......................       0.33           0.30           0.99
    VC2..........................       0.72           0.30           0.99
    VC3..........................       0.82           0.70           0.99
    DSL1.........................       0.36           -              -
    DSL2.........................       0.41           0.30           N/A
AD (per call)(2) ................       0.68           0.30           N/A

---------
(1) The rates presented are averages of the rates charged by us, weighted by the number of subscribers.
(2) All amounts are weighted average peak rates in nominal reais and include any applicable value-added taxes.
(3)  For digital services. Activation fee is R$99.00 reais for analog services.

Roaming fees

         We also receive revenue pursuant to roaming agreements with other cellular service providers. When a call is made from within our region by a subscriber of another cellular service provider, that service provider pays us for the call at the applicable rate. Conversely, when one of our subscribers makes a cellular call outside our region, we must pay the charges associated with that call to the cellular service provider in whose region the call originates.

Network usage fees

         We earn revenues from any call, cellular or wireline, originating with another service provider and terminating on a cellular telephone within our region. We charge the service provider from whose network the call originates a network usage fee for every minute our network is used in connection with the call. The average network usage fee per minute we charged to other service providers was R$0.21 in 1996 and R$0.19 in 1997, 1998 and 1999, respectively, net of value-added taxes. This fee was increased to R$0.22 in January 2000.

SALES AND MARKETING

General

         We divide our market into categories corresponding to the amount of cellular telephone usage. Based on this scenario, we have focused on the contract and prepay segments. In the contract segment, we decided to adjust the Basic plan and to launch a Corporate plan. In the prepay segment, we launched a new product to address the needs of the customers who generally receive more calls than they make.

         Anatel's regulations require that cellular telecommunications service be provided to all individual applicants, regardless of income level, in the order in which applications are received. In order to assist in managing the risk of payment defaults, we conduct credit checks on our customers. We can interrupt service if a customer fails to make timely payments. See " -- Billing and collection."

Sales network

         We market our services through direct and indirect distribution channels. We target potential large-account customers through direct contact by a skilled sales force and provide them with ongoing support. Small and medium-sized businesses are targeted through a combination of corporate client-focused sales force, company stores and the marketing efforts of independent distributions. We attract prepay customers mainly through our independent distributors and retail points-of-sale.

         Company stores. We provide telecommunications services through company-owned stores located in metropolitan centers. Such stores are effective in building image and brand awareness through the exclusive provision of our telecommunications services. Company stores also provide standard levels of service, greater accountability and consistent customer service. Although the majority of sales at company stores consists of subscriptions for cellular telecommunications services, the stores also sell handsets, generally for prices at or near cost, in connection with the sale of both contract and prepay subscriptions. At December 31, 1999, we had nine company stores, as well as three mobile stores.

         Independent distributors. We select our independent distributors based on their creditworthiness and an assessment of their premises. All of our independent distributors receive basic training relating to the activation of cellular telecommunications service. Beginning in 1999, independent distributors receive a fixed commission of R$90 for each new contract customer they sign up for service, provided that the customer retains and pays for service for at least three months, and all exclusive independent distributors receive marketing support from us.

         In addition, independent distributors receive a mark-up margin on each sale of a handset and prepay card kit for use by prepay subscribers. At December 31, 1999, we had 230 independent distributor outlets, located primarily in metropolitan centers.

         Retailers. We make prepay cards available at approximately 2,000 points of sale. We distribute through 20 retailers, which include national and regional franchises and chains, such as Yamada.

         In early 1999, we introduced the brand "Amazonia Celular." Amazonia Celular is now the brand name under which the cellular telecommunications services of all of our subsidiaries are marketed.

Customer service

         We used to run four customer service departments located in each state in our region except for the State of Amapa. By the end of 1999, we had accomplished our plan to have one customer service department, which is located in State of Para, providing 24-hour, seven-day customer service throughout our region. At December 31, 1999, we had approximately 270 service attendants.

         Through our customer service attendants, we are able to provide immediate service to customers for requests such as reactivation, addition of value-added services and number changes, among others. During 1999, our customer service team answered, on average, in excess of 300,000 calls per month. This represents nearly a fivefold increase in calls per month as compared to 1998. This increase is mainly due to a significant improvement in response time, which is now at industry levels.

BILLING AND COLLECTION

         Our billing system, which was developed by LHS Communication System Incorporated and has been in operation since 1999, has four main functions:

            -  subscriber registration,
            -  subscriber information management,
            -  accounts payable management, and
            -  billing and collection.

         To smooth the billing and collection cycles, we use eleven staggered cycles each month.

         Brazilian law provides that subscribers must receive a bill at least five days before the due date. If a subscriber's payment is more than 20 days past due we suspend service until we receive full payment for all outstanding charges. If a subscriber's payment is more than 90 days past-due, we discontinue service and the subscriber is churned.

         After each collection cycle, we reconcile the roaming and network usage fees owed to and owing from other telecommunications service providers. For domestic and international long-distance calls made by our subscribers, we forward the amounts due for such calls to Embratel and charge Embratel a fee for the use of our cellular telecommunications network.

         Our provisions for doubtful accounts were 5.6%, 16.5% and 10.2% of service revenues in 1997, 1998, and 1999 respectively. The increase in the level of doubtful accounts from 1997 to 1998 is due primarily to an increase in the number of customers with relatively lower income, an increase in subscription fraud and adverse economic conditions in Brazil. In the fourth quarter of 1998, we put in place new credit and collection policies and an anti-fraud system in order to reduce the level of bad debt. As a result of these measures, there was a significant decrease in bad debt in 1999.

         We experienced a problem with the software of our billing system from October 1999 through March 2000, which resulted in the understatement of airtime charges of a portion of our subscribers. This problem, which did not have a material adverse effect on our financial condition, has since been resolved.

         We are currently exploring the possibility of upgrading or replacing our billing system to better adapt it to our own new value-added services and to allow us to track subscriber patterns and build subscriber data.

OUR NETWORK

         At December 31, 1999, our cellular telecommunications network covered approximately 57% of our region's population. We continue to expand our cellular telecommunications network to cover as broad a geographical area as is economically feasible in order to meet consumer demand. Under our concessions, we have obligations concerning network expansion. See " -- Regulation of the Brazilian telecommunications industry -- Obligations of telecommunications companies," for a description of these obligations.

         We increase the capacity and improve the quality of our cellular telecommunications network by building new base stations and adding channels to existing base stations. This development is carried out in response to projected subscriber demand. We believe that our cellular telecommunications network will require further development to meet increasing demand for cellular telecommunications services in and around our region's major metropolitan areas. See " -- Quality of service."

         At December 31, 1999, our cellular telecommunications network consisted of seven cellular switches, two mini-switches, 256 cell sites and 13 repeaters. Our four principal switching centers are located in Belem (two), Manaus and Sao Luis.

         We centralized our network administration system in the City of Belem. This system is capable of monitoring the base stations, switching centers and all critical network operational parameters. We analyze the performance data generated by this system in order to make the operating adjustments and capital expenditures necessary to maintain and enhance network operations. In addition, technicians operating this system have the ability to rapidly evaluate and respond to technical difficulties in network operations.

         In 1999 we digitalized our cellular network, using TDMA technology. We also implemented our own digital transmission systems in the cities of Belem, Manaus and Sao Luis, providing a significant increase in network quality, as well as a reduction in leased line costs. At December 31, 1999, approximately half of our subscribers made use of digital technology services, representing approximately half of the traffic on our network.

         We believe that digitalization offers advantages, including greater network capacity, reduced operating costs and additional revenue through the sale of value-added services. Digital cellular telecommunications service also offers subscriber greater security. Digital cellular telephones are generally more expensive than analog telephones. Following digitization, we expanded our coverage to meet the requirements established in our concessions and the increasing demand for cellular service in the area.

         Ericsson Telecomunicacoes S.A. is our principal supplier of cellular telecommunications equipment.

FRAUD DETECTION AND PREVENTION

         Fraud resulting from cloned cellular telephone calls has increased continuously since we began offering cellular telecommunications services, and we believe that the incidence of cloning is likely to continue to increase in the near term. Cloning fraud consists of duplicating the cellular signal of a subscriber, enabling the perpetrator of the fraud to make telephone calls using the subscriber's signal. These calls are billed to the subscriber, but we write off the receivable when we discover that it arose from a fraudulent call. If part of a fraudulent call is carried by the network of another service provider, we are obligated to pay that service provider the applicable network usage fee, regardless of whether we are able to collect the receivable associated with the call.

         Subscription fraud occurs when a person, typically using a fictitious identification and address, obtains cellular telecommunications service with no intention of paying for the service and then incurs substantial charges before the cellular operator is able to identify the fraud and terminate service. When we discover that a receivable has been generated by a fraudulent call, we write off the receivable.

         We have implemented fraud-detection and fraud-prevention measures in an effort to reduce fraud-related losses. Fraud-detection measures involve the collection and review of call records to detect abnormal calling patterns. When abnormal patterns are found, the subscriber is contacted by our fraud control staff and, if cloning has occurred, the subscriber's number is changed. Fraud-prevention measures include restrictions on international calls from a given number and restrictions on three-way calling by customers with international direct-dial access.

         We have experienced a significant increase in the incidence of subscription fraud. In response to the increase in subscription fraud, we have developed subscription fraud prevention measures that include:

            -  background checks of our employees,

            -  fraud awareness and prevention training, and
            -  credit checks of new customers through credit rating agencies.

         We installed a nationwide fraud detection system licensed from Digital Equipment Corporation. This system aids in fraud detection in various ways, including identifying instances of simultaneous usage by a single subscriber, call frequency and unusually high usage patterns. The system has been operational within our region since August 1998. We decided to centralize our anti-fraud system at our facilities in the City of Belem, state of Para, where we have a better system with a lower level of investment by acquiring and implementing an Ericsson's solution called "Fraud Office," which prevents the cloning of numbers.

         We are also planning to implement an authentication center solution to effectively detect and prevent fraud before it happens, without affecting our legitimate subscribers. The authentication center prevents wireless fraud by authenticating mobile stations upon registration, call origination and call termination. The authentication operations make it possible to immediately detect the presence of a clone with no noticeable impact to the legitimate subscribers.

         The basis for these authentication operations is a 26-digit number called the A-Key, which is known only to the authentication center and the subscriber's handset. The A-Key, the electronic serial number and a random number are used as inputs to the cellular authentication and voice encryption algorithm that produces shared secret data. This data is used to calculate the value compared between the handset and the authentication center during authentication. Occasionally, a subscriber's shared secret data may need to be updated because of a security violation, planned expiration, or routine administrative procedure.

COMPETITION

Band B competition

         The General Telecommunications Law provides for the introduction of competition in telecommunications services in Brazil. The federal government has granted ten licenses to private companies to provide cellular telecommunications service within particular regions of Brazil on a frequency range referred to as "Band B." The frequency range used by the cellular service providers that were spun off from the Telebras System, including us, is referred to as "Band A." Each Band B license covers a geographic region which generally corresponds to a cellular region of a Band A service provider. See " -- Regulation of the Brazilian telecommunications industry -- Concessions and Licenses."

         The license to provide cellular telecommunications services in our region on Band B was granted to Tele Centro Oeste Celular Participacoes S.A., which we refer to as "TCO." TCO paid R$60.5 million for the license and commenced to provide digital cellular telecommunications service based on the TDMA standard in October 1999, under the name of Norte Brasil Telecom. The rights and obligations of TCO under its concessions are substantially the same as ours under our concession. However, our concessions expire in 2009 and TCO's licenses expire in 2013. Both may be renewed at the discretion of Anatel for additional 15-year periods. TCO, a company owned by Splice do Brasil, an industrial company, currently provides cellular telecommunications services also in the States of Goias, Mato Grosso do Sul, Mato Grosso, Rondonia, Acre, Tocantins and the Federal District.

         Our market share in our region was 92% at December 31, 1999. We expect our market share to decrease gradually as TCO continues to build out its network in our region.

Other Competition

         We also compete with wireline telephone service providers. Our existing and potential subscribers may shift to wireline service providers to take advantage of the lower prices if service quality were to improve. The quality of service concerns associated with the wireline service provider include installation delays, service interruptions and service availability. However, the quality of service of wireline providers could improve if significant investments in the wireline telephone network are made.

         We believe that wireline service providers do not present a significant competition for the provision of telecommunications services, as over 90% of our current subscribers have wirelines. The primary wireline service provider in our region is Tele Norte Leste Participacoes S.A., which is controlled by Telemar Participacoes S.A. The second company to obtain a concession to provide wireline telecommunications service in our region is Canbra Telefonica S.A., a consortium comprised of Bell Canada International, Wireless Local Looping, Qualcomm Incorporated, SLI Wireless and Taquari Participacoes S.A. Canbra Telefonica S.A. began providing wireline telecommunications service in our region in February 1999.

         We also compete with other wireless telecommunications services, such as mobile radio, paging and beeper services, which are used in our region as a substitute for cellular telecommunications services. These competing wireless telecommunications services are generally less expensive than cellular telecommunications services.

         Technological advances in the telecommunications field, such as Personal Communications Services, commonly known as "PCS," may in the future introduce additional competition for cellular service providers. PCS services, which are similar to digital cellular telecommunications services, require a concession from the federal government. The federal government has indicated that it plans to auction additional bandwidth for PCS by the end of 2000.

         Satellite services, which provide nationwide coverage, are available in Brazil. Although satellite services have the benefit of covering a much greater area than cellular telecommunications services, they are considerably more expensive than cellular telecommunications services and do not offer comparable coverage inside buildings. Currently, we do not plan to offer mobile satellite services, other than pursuant to a roaming arrangement with a satellite service provider, or PCS services, although we may consider doing so in the future.

         The entry of new competitors may have a material adverse effect on our business, financial condition, results of operations or prospects. Any adverse effects on results and market share from competitive pressures will depend on a variety of factors that cannot now be assessed with precision and that are beyond our control. The factors include, among others, the identity of the competitors, their business strategies and capabilities, prevailing market conditions at the time, the regulations applicable to new entrants and us and the effectiveness of our efforts to prepare for increased competition. One or more new competitors may have technical or financial resources greater than ours.

OPERATING AGREEMENTS

Interconnection Agreements

         The provision of interconnection services to other telecommunications service providers is obligatory upon request of another service provider, except in the case of service providers within the same cellular region.

         We have entered into interconnection agreements with Embratel and our predecessor companies. The terms of these interconnection agreements include provisions for the number of connection points, the method by which signals must be received and transmitted and the costs and fees of interconnection. In addition, network usage charges are assessed based on the terms of these agreements. These agreements do not have termination provisions; we believe that Anatel would not allow a termination prior to the expiration and non-renewal of a concession to avoid possible potential disruptions in telecommunications. See " -- Regulation of the Brazilian telecommunications industry -- Obligations of telecommunications companies -- Interconnection."

         We currently do not interconnect with TCO, the Band B operator in our region.

Roaming agreements

         The provision of roaming services to other telecommunications service providers is obligatory upon request of another service provider, except in the case of service providers within the same cellular region.

         We have entered into agreements for automatic roaming with all the other Band A and Band B service providers outside our region. These roaming agreements permit our subscribers to use their cellular telephones on the networks of other cellular service providers while traveling or "roaming" outside our region. Conversely, we are required to provide cellular telecommunications service to subscribers of those cellular service providers from outside our region when those subscribers are within our region. The agreements require the parties to provide service to roaming subscribers on the same basis as they provide service to their own subscribers and to carry out a monthly reconciliation of roaming subscriber usage charges. The agreements have a three-year term and automatically renew for further one-year terms.

         We currently do not have a roaming agreement with TCO, the Band B operator in our region.

EMPLOYEES

         At December 31, 1999, we had 770 employees, as compared to 490 employees at December 31, 1998. Of our employees, 14% were employed in sales and marketing, 10% in engineering, 21% in administration, 49% in customer service and 6% in information technology. The significant increase in employees in 1999 occurred primarily in the areas of customer service and sales and marketing, which had not been areas of priority before the privatization.

         We believe that our relationship with our work force is good. We have not experienced any work stoppages since the privatization.

         We participate in a pension fund, Fundacao Telebras de Sguridade Social -- Sistel, the purpose of which is to supplement government-provided benefits. We make monthly contributions to Sistel currently equal to 13.5% of the salary of each employee who is a Sistel member. Each member employee also makes a monthly contribution to Sistel based on age and salary. Members of Sistel qualify for full pension benefits after reaching age 57, provided they have been members of Sistel for at least ten uninterrupted years and have been affiliated with the social security system for at least 35 years. Sistel operates independently from us, and its assets and liabilities are fully segregated from ours. Our employees at the time of the privatization had the right to maintain their rights and benefits in Sistel.

         Sistel is a multi-employer defined benefit plan that covers the former employees of the Telebras system, and we are contingently liable for all of the unfunded obligations of the plan. See Note 12 to the consolidated financial statements for a fuller description of this contingency. We believe that Sistel may be replaced by one or more separate plans, but we do not know when this will occur or what the consequences will be for us or our employees.

RESEARCH AND DEVELOPMENT

         In connection with the breakup of Telebras, we were required to enter into a three-year contract in May 1998 with Telebras' Center for Research and Development (Centro de Pesquisa e Desenvolvimento da Telebras), under which we are obligated to contribute a maximum of R$1.2 million per year to the Center during the three years ending May 2001. We do not conduct any independent research and primarily depend upon the manufacturers of telecommunications products for the development of new hardware.

REGULATION OF THE BRAZILIAN TELECOMMUNICATIONS INDUSTRY

General

         Our business, including the services we provide and the rates we charge, is subject to comprehensive regulation under the Minimum Law (Lei Minima), the General Telecommunications Law, a new comprehensive regulatory framework for the provision of telecommunications services enacted by Anatel in November 1998 and various related administrative enactments. We operate under concessions that authorize us to provide cellular services and require compliance with some obligations.

         Anatel is the regulatory agency for telecommunications under the October 1997 Regulation of the National Telecommunications Agencies (Regulamento da Agencia Nacional de Telecomunicacoes). Anatel, which is administratively independent and financially autonomous, is required to report on its activities to the Ministry of Telecommunications. Anatel has authority to propose and issue regulations that are legally binding on telecommunications service providers. Any proposed regulation must undergo a period of public comment, which may include public hearings, and may be challenged in Brazilian courts.

Concessions and licenses

         Concessions and other types of licenses to provide telecommunications services are granted under the public regime or the private regime. Our concessions are granted under the private regime and we are subject to some obligations imposed by Anatel, which we describe below under " -- Obligations of telecommunications companies."

         Pursuant to the Minimum Law, the Band A and Band B service providers have been granted concessions. Each concession is a specific grant of authority to provide cellular telecommunications services, conditioned on compliance with requirements contained in the applicable list of obligations appended to each concession. If a cellular service provider wishes to offer any telecommunications service other than the cellular telecommunications service authorized by its concession, it may apply to Anatel for a license to offer such other services.

         Each concession has been granted for an initial period of 15 years, and may be renewed at the discretion of Anatel for further periods of 15 years if the list of obligations has been met. The concessions to provide cellular telecommunications services in the states of Para, Amazonas, Maranhao, Amapa and Roraima expire in March 2009, August 2009, April 2009, May 2009 and July 2009, respectively.

         Until December 31, 1999, the provision of cellular telecommunications services was limited to one Band A service provider and one Band B service provider in any single region. Beginning in January 1, 2000, Anatel may grant concessions to additional providers of cellular telecommunications services. Anatel has indicated that it plans to auction additional bandwidth for PCS by the end of 2000.

Obligations of telecommunications companies

         General. As described below, we must comply with certain requirements relating to quality of service, network expansion and interconnection. Anatel does not currently require network operators to unbundle network elements and services, although Anatel has stated that it plans to review the issue on a regular basis and may require unbundling in the future. In an unbundled regime, each network operator is required to provide a detailed list of network services and elements which may be purchased separately by a party requesting interconnection.

         Quality of service and network expansion. We, like other cellular service providers, are subject to obligations concerning quality of service and network expansion and modernization. If we fail to meet these obligations we may be fined. Penalties can be of up to 0.05% of annual net operating revenues per day until full compliance, subject to a variable maximum penalty amount.

         There is as well a potential for revocations of our concessions. However, there are no precedents for the revocation of a telecommunications concession and there are no precise guidelines under Brazilian laws or regulations for when such an action would arise in the event of noncompliance with the terms of a concession.

         Our quality of service obligations require:

            - the cellular network to be fully operational at least 98% of the time;
            - the rate of failed call completion due to signal loss not to exceed 3%;
            - the rate at which the cellular network rejects attempted calls because no circuits are available not to exceed 5%;
            - the rate at which interconnected calls fail to complete not to exceed 3%;
            - the cellular network to be available on first call attempts at least 90% of the time; and
            - the number of subscription complaints per month not to exceed five per 100 subscribers.

         We must meet these standards by the end of 2000. We must also provide cellular telecommunications service to municipalities in our region in accordance with the following requirements:

                                                 MINIMUM COVERAGE REQUIRED
                                                       BY NOVEMBER 4,
                                             ---------------------------------

POPULATION OF MUNICIPALITY(1)                1999      2000      2001     2002
-----------------------------                ----      ----      ----     ----

30,000 to 50,000.........................      --       --        --       70%
50,000 to 75,000.........................      --       --        80%      --
75,000 to 100,000........................      --       90%       --       --
100,000 to 200,000.......................     100%      --        --       --
Maximum average installation waiting time
    (in days)(2).........................     120       30        15        5

----------------
(1) For service to be deemed to be offered in any municipality, service must be available to at least 30% of the population.
(2) Time between request for service and connection in areas with cellular telecommunications service.

         We have met or exceeded our network expansion obligations for the period 1998-2000 and at present are in compliance with our quality of service obligations. We expect that we will be in compliance with our obligations. We expect that we will be in compliance with our obligations at all times.

         Interconnection. All telecommunications service providers are required to provide interconnection upon request to any party that provides public telecommunications services, with the exception of competitors within the same cellular region. The terms and conditions of interconnection are to be freely negotiated between parties, subject to a price cap established by Anatel. If a company offers any party an interconnection tariff below the price cap, it must offer that tariff to any other requesting party on a nondiscriminatory basis. If the parties cannot agree on the amount of the interconnection tariff, Anatel will act as the final arbiter.

         Anatel has stated that for the time being it does not expect to require network operators to permit co-location of equipment. Co-location means that a network operator permits another party to place its switching equipment in or near the local exchange of the network operator and to connect to the network at this location. Co-location is currently a matter for negotiation between interested parties.

Rate regulation

         Our concessions provide for a price-cap mechanism to set and adjust rates on an annual basis. The cap is a maximum weighted average price for a basket of services. The basket includes the services in the Basic service plan, including monthly subscription fee, VC1, VC2, VC3, DSL1, DSL2 and AD charges, as well as the network usage fees.

         The initial price cap agreed upon by Anatel and us in our concession is based on previously existing rates, which were developed based on our fully allocated costs The initial price cap is adjusted on an annual basis under a formula set forth in our concessions. The price cap is adjusted to reflect changes in the provider's cost structure and the rate of inflation as measured by the General Price Index, Internal Availability (Indice Geral de Precos, Disponibilidade Interna), an inflation index developed by the Fundacao Getulio Vargas, a private Brazilian economic research organization.

         The weighted average rate for the entire basket of services may not exceed the price cap, but the rates for individual services within the basket may be increased. We may increase the rate for any individual service by up to 20%, subject to a downward adjustment for inflation effects already captured in the annual upward adjustments of the overall price cap for the basket, so long as it adjusts other prices downward to ensure that the weighted average rate does not exceed the price cap.

         Other telecommunications companies wishing to interconnect with and use our network must pay a network usage fee. The network usage fee is a flat fee charged per minute of use which represents an average charge for a basket of network elements and services. The network usage fee charged by Band A service providers is subject to a price cap set by Anatel. The price cap for the network usage fee varies from company to company based on the underlying cost characteristics of each company's network.

ITEM 2.  DESCRIPTION OF PROPERTY

         Our principal physical properties consist of transmission equipment, switching equipment and base stations. Our headquarters are located in Brasilia and we lease approximately 3,200 square meters of office space in the cities of Belem, Macapa, Sao Luiz and Boa Vista and own approximately 2,480 square meters of office space in Manaus.

         We also lease the sites where our cellular telecommunications network equipment is installed. At December 31, 1999, we had seven cellular switches in Belem, Maraba, Sao Luiz, Manaus, Macapa and Boa Vista, 256 cell sites and 13 repeaters, all of which were located on land leased by us. Most of these leases are renewable on a yearly basis. In addition, we lease nine retail stores throughout the region.

ITEM 3.  LEGAL PROCEEDINGS

LITIGATION RELATED TO THE BREAKUP OF TELEBRAS

         The breakup of Telebras is subject to several lawsuits in which the plaintiffs have requested, and in certain cases obtained, preliminary injunctions against the breakup. All of these preliminary injunctions have been quashed by decisions of the relevant Federal Court, although several of these decisions are currently on appeal.

         These lawsuits are based on a number of legal theories, the principal among which are that:

            - Brazil's Constitution requires that the creation of the twelve new holding companies be specifically authorized by the General Telecommunications Law;
            - the Telebras shareholders' meeting held on May 22, 1998 which approved the breakup was not properly convened;
            - national sovereignty will be threatened if the country's telecommunications companies are controlled by foreign entities; and
            - the General Telecommunications Law requires that some matters, such as the entry of new competitors and the administration of development and technology funds, be regulated prior to the breakup and privatization either by an executive order of the President or by an act of Congress.

         If any of the plaintiffs in the above-described lawsuits ultimately prevails, the breakup will have to be reinitiated. It is theoretically possible under Brazilian law for a court to require that the breakup be unwound, although we believe that this is very unlikely.

LITIGATION ARISING OUT OF EVENTS PRIOR TO THE BREAKUP

         Telebras and our predecessor companies, the legal predecessors of the Registrant, and our subsidiaries, respectively, are defendants in a number of legal proceedings including tax and labor-related matters and subject to certain other claims and contingencies. Liability for any claims arising out of acts committed by our predecessor companies prior to the effective date of the spin-off of the cellular assets and liabilities of the predecessor companies to our subsidiaries remains with the predecessor companies, except for:

            - labor and tax claims, for which the predecessor companies and the subsidiaries are jointly and severally liable, by operation of law, and
            - liabilities with respect to which our predecessor companies had made specific accounting provision prior to the breakup, assigning them to our subsidiaries.

         Any claims against the predecessor companies which are not satisfied by the predecessor companies could result in claims against our subsidiaries to the extent that our subsidiaries received assets at the time of the spin-off which might have been used to settle those claims. Under the shareholders' resolution pursuant to which the spin-off was effected, our subsidiaries have contribution rights against the predecessor companies with respect to the entire amount of any payments made by our subsidiaries in connection with any labor or tax claims brought against our subsidiaries which relate to events prior to the effective date of the spin-off.

         Under the terms of the breakup, liability for any claims arising out of acts committed by Telebras prior to the effective date of the breakup remains with Telebras, except for:

            - labor and tax claim for which Telebras and the new holding companies are jointly and severally liable by operation of law, and
            - any liability with respect to which Telebras made a specific accounting provision prior to the breakup to the extent that such provision has been assigned to us or one of the other new holding companies. We believe that the likelihood that these claims will materialize and have a material adverse effect on our business, results of operations or financial condition is remote.

LITIGATION RELATED TO THE APPLICATION OF THE ICMS

General

         In June 1998, the governments of the individual Brazilian states approved an agreement to interpret existing Brazilian tax law to apply the state value-added tax, commonly known as the "ICMS," to certain services, including cellular activation and monthly subscriptions. The agreement also provides that the ICMS may be applied retroactively to activation services rendered during the five years preceding June 1998.

         We believe that the attempt by the state governments to extend the scope of the ICMS to services that are supplementary to basic telecommunications services such as cellular activation and monthly subscriptions, is unlawful because:

            -  the state governments acted beyond the scope of their authority,
            - the application of ICMS taxes to services not previously defined as telecommunications services requires the enactment of a specific law to that effect, and
            - the Brazilian Constitution does not allow the retroactive application of new taxes.

Taxation of cellular activation

         Each of our subsidiaries has filed a lawsuit with the Treasury Court of the state in which it is located seeking injunctive relief from retroactive and prospective application of the ICMS to cellular activation. Each of our subsidiaries has obtained a temporary injunction relieving it from the payment of the ICMS on cellular activation during the pendency of the lawsuits. Nonetheless, the tax authorities of the states where the lawsuits are pending may appeal the decisions of the Treasury Court to grant temporary injunctions. We cannot assure you that our subsidiaries will ultimately prevail in any appeal relating to the temporary injunctions or in the underlying litigation with respect to application of the ICMS to cellular activation.

         We may not prevail in our position that the new interpretation by the state governments is unlawful. Five-year retroactive application of the ICMS to cellular activation would have a material adverse impact on our business results of operations and financial condition. However, we believe that the retroactive application of the ICMS to cellular activation is improbable. We also believe that the predecessor companies would be liable to our subsidiaries for any tax liability arising from the retroactive application of the ICMS to cellular activation recognized prior to 1998. Therefore, we have not made any provision with respect to such application prior to 1998 in our consolidated financial statements.

         We have made provisions totaling approximately R$3.0 million for the application of the ICMS on cellular activation from the effective date of the agreement to December 31, 1999. The application of the ICMS to cellular activation for the full years ended December 31, 1998 and 1999, would have had a maximum negative impact estimated at R$2.7 million and R$0.3 million, respectively, on our results of operations for 1998 and 1999, respectively. We do not believe that application of the ICMS to cellular activation, applied on a prospective basis, will have a material impact on our results of operations.

Taxation of monthly subscriptions and other services

         In December 1998, each of our subsidiaries filed an injunction with the Treasury Court of the state in which it is located and therefore suspended the remittance of the ICMS on monthly subscriptions and additional services and we deposited such amounts in a trust account administered by the courts. We cannot assure you that we will prevail. Accordingly, we have recorded an aggregate provision of R$4.3 million for 1998 and 1999 in our consolidated financial statements.

OTHER LITIGATION

         We are a party to certain legal proceedings arising in the normal course of business. We have provided for or deposited in court amounts to cover our estimated losses due to adverse legal judgments. We believe that these actions, if decided against us, would not have a material adverse effect on our business, results of operations or financial condition.

ITEM 4.  CONTROL OF REGISTRANT

         Of our two classes of capital stock outstanding, only the common shares have full voting rights. The preferred shares have voting rights under limited circumstances. Telpart owns 51.8% of the common shares. Accordingly, Telpart has the ability to control the election of our Board of Directors and our direction and future operations.

         The following table presents information concerning the ownership of our common shares by Telpart. We are not aware of any other shareholder owning more than 10.0% of the common shares.

                              NUMBER OF COMMON         PERCENTAGE OF OUTSTANDING
NAME OF OWNER                   SHARES OWNED                 COMMON SHARES
-------------                   ------------                 -------------
Telpart S.A..........          64,499,336,719                    51.8%

         Our officers and directors as a group own less than 0.01% of the common shares.

         Telpart is a consortium comprising Newtel Participacoes S.A., which owns 51% of Telpart, and TIW do Brasil Ltda., which owns the remaining 49%. Telpart also owns a controlling interest in Telemig Celular Participacoes S.A., the Band A service provider in the cellular region that includes the State of Minas Gerais.

         Newtel Participacoes S.A. is a holding company. Fifty-one percent of Newtel is owned by Opportunity MEM S.A., which is indirectly held by investment and mutual funds managed by Opportunity Bank, a private Brazilian investment bank. Forty-nine percent of Newtel is owned by the following Brazilian pension funds: SISTEL - Fundacao Sistel Seguridade Social, TELOS - Fundacao Embratel de Seguridade Social, FUNCEF - Fundacao dos Economiarios Federais; PETROS - Fundacao Petrobras de Seguridade Social and PREVI - Caixa de Previdencia dos Funcionarios do Banco do Brasil.

         TIW do Brasil Ltda. is an indirect wholly owned subsidiary of Telesystem International Wireless, Inc., which we refer to as "TIW," a Canadian public company whose shares are listed on NASDAQ and the Toronto Stock Exchange. TIW develops, acquires, owns and operates wireless telecommunications networks in developing and developed markets throughout the world.

         On December 28, 1999, our shareholders approved a legal reorganization whereby Telpart contributed some assets to us resulting in future tax benefits. We recorded a deferred tax asset of R$48.8 million which is recognized over a period of up to ten years. In accordance with Brazilian corporate law, we may issue shares (pro rate both common and preferred) to Telpart for the amount of the tax benefits recognized by us. In addition, minority shareholders are granted preemptive rights. If the minority shareholders do not elect to exercise these rights, the shares will be issued to Telpart. See Note 7 to the consolidated financial statements for a fuller description.

ITEM 5.  NATURE OF TRADING MARKET

         The principal trading market for the preferred shares is the Sao Paulo Stock Exchange (Bolsa de Valores de Sao Paulo). At December 31, 1999, we had approximately 2.5 million common and preferred shareholders.

         The preferred shares commenced trading separately on the Brazilian stock exchanges on September 21, 1998.

         The following table presents the reported high and low closing sale prices for our preferred shares as reported on the Sao Paulo Stock Exchange for the periods indicated.

                                                         NOMINAL REAIS PER 1,000
                                                            PREFERRED SHARES
                                                            ----------------
                                                          HIGH             LOW
                                                          ----             ---
Third quarter 1998 (beginning September 21, 1998)..      R$0.44           R$0.12
Fourth quarter 1998................................      R$1.05           R$0.23
First quarter 1999.................................      R$1.04           R$0.48
Second quarter 1999................................      R$1.24           R$0.93
Third quarter 1999.................................      R$1.24           R$0.69
Fourth quarter 1999................................      R$1.59           R$1.02

         In the United States, the preferred shares trade in the form of American Depository Shares, commonly referred to as "ADSs," each representing 50,000 preferred shares, issued by The Bank of New York, as depositary pursuant to a deposit agreement among the Registrant, the depositary and the registered holders and beneficial owners from time to time of American Depository Receipts, which are commonly known as "ADRs." The ADSs commenced trading separately on the New York Stock Exchange on November 16, 1998 under the symbol "TCN". At December 31, 1999, there were approximately 127 holders of record of ADSs. The following table presents the reported high and low closing sales prices for ADSs on the New York Stock Exchange for the period indicated.

                                                         U.S. DOLLARS PER ADS
                                                         --------------------
                                                         HIGH            LOW
                                                         ----            ---
Fourth quarter 1998 (Beginning November 16, 1998)...   U.S.$45         U.S.$11?
First quarter 1999..................................   U.S.$29 3/4     U.S.$17
Second quarter 1999.................................   U.S.$36 1/4     U.S.$25 1/2
Third quarter 1999..................................   U.S.$33?        U.S.$19?
Fourth quarter 1999.................................   U.S.$43 1/2     U.S.$25 1/2

TRADING ON THE BRAZILIAN STOCK EXCHANGES

         Until May 2000, Brazil had nine stock exchanges, with the Sao Paulo Stock Exchange and the Rio de Janeiro Stock Exchange as the most significant. During 1999, the Sao Paulo Stock Exchange accounted for approximately 92% of the trading value of equity securities on all Brazilian stock exchanges, and the Sao Paulo Stock Exchange and the Rio de Janeiro Stock Exchange together accounted for substantially all of the trading value of equity securities on all Brazilian stock exchanges.

         In May 2000, the nine stock exchanges were unified under the management of the Sao Paulo Stock Exchange. The verification process requires the signing of protocol agreements between the Sao Paulo Stock Exchange and each of the other eight stock exchanges. It is expected that all the agreements will be signed by the end of the year 2000.

         The Sao Paulo Stock Exchange is a nonprofit entity owned by its member brokerage firms. Trading on the exchange is limited to member brokerage firms and a limited number of authorized nonmembers. The Sao Paulo Stock Exchange has two open outcry trading sessions each day, from 10:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 4:50 p.m. Trading is also conducted from 10:00 a.m. to 5:00 p.m. on an automated system. There are no specialists or market makers for our shares on the Sao Paulo Stock Exchange.

         Settlement of transactions is effected three business days after the trade date without adjustment of the purchase price for inflation. Payment for shares is made through the facilities of separate clearinghouses for each exchange which maintain accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. The clearinghouse for the Sao Paulo

Stock Exchange is Companhia Brasileira de Liquidacao e Custodia S.A. - CBLC, which is controlled mainly by the member brokerage firms and banks that are not members of that exchange.

         At December 31, 1999, the aggregate market capitalization of the 478 companies listed on the Sao Paulo Stock Exchange was approximately R$228.5 billion. Although all the outstanding listed shares of an exchange-listed company may trade on a Brazilian stock exchange, in most cases less than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons that rarely trade their shares. For this reason, data showing the total market capitalization of Brazilian stock exchanges tend to overstate the liquidity of the Brazilian equity securities market.

         The Brazilian equity market is relatively small and illiquid compared to major world markets. In 1999, the combined daily trading volumes on the Sao Paulo Stock Exchange and the Rio de Janeiro Stock Exchange averaged approximately R$971.8 million.

         Trading on Brazilian stock exchanges by nonresidents of Brazil is subject to some limitations under Brazilian foreign investment legislation.

REGULATION OF BRAZILIAN SECURITIES MARKETS

         The Brazilian securities markets are regulated by the Brazilian Securities Commission (Comissao de Valores Mobiliarios), commonly referred to as "CVM," which has authority over stock exchanges and the securities markets generally, and by the Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. The Brazilian securities market is governed by Law No. 4,728 as amended, which is commonly referred to as the "Brazilian Securities Law," and Law No. 6,404, as amended, which is commonly referred to as the "Brazilian Corporation Law."

         Under the Brazilian Corporation Law, a company is either public (companhia aberta), such as the Registrant, or private, a (companhia fechada). All public companies are registered with the CVM and are subject to reporting requirements. A company registered with the CVM may have its securities traded either on the Sao Paulo Stock Exchange or in the Brazilian over-the-counter market. The shares of a public company may also be traded privately, subject to some limitations. To be listed, a company must apply for registration with the CVM and the Sao Paulo Stock Exchange.

         Trading in securities on the Sao Paulo stock exchange may be suspended at the request of a company in anticipation of a material announcement. Trading may also be suspended on the initiative of the Sao Paulo Stock Exchange or the CVM, among other reasons, based on or due to a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by the CVM or the Sao Paulo Stock Exchange.

         The Brazilian Securities Law provides for, among other things, disclosure requirements, restrictions on insider trading and price manipulation, and protection of minority shareholders. However, the Brazilian securities markets are not as highly regulated and supervised as the United States securities markets or markets in certain other jurisdictions.

ITEM 6.  EXCHANGE CONTROL AND OTHER LIMITATIONS AFFECTING SECURITY-HOLDERS

         There are no restrictions on ownership of preferred shares or common shares of the Registrant by individuals or legal entities domiciled outside Brazil.

         The right to convert dividend payments and proceeds from the sale of shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investments be registered with the Central Bank. The restrictions on the remittance of foreign capital abroad may hinder or prevent Banco Itau S.A., which is acting as custodian for the preferred shares represented by ADSs, or holders who have exchanged ADRs for preferred shares from converting dividends, distributions or the proceeds from any sale of such preferred shares, as the case may be, into U.S. dollars and remitting such U.S. dollars abroad. Holders of ADSs could be adversely affected by delays in, or refusal to grant any, required government approval for conversions of Brazilian currency payments and remittances abroad of the proceeds from dividends or sales of Preferred Shares underlying the ADSs.

         The system of foreign investment in financial and capital markets in Brazil has been modified by Resolution No. 2,689 of the National Monetary Council on January 26, 2000, which substitutes the rules of Annex IV to Resolution No. 1,289 of the National Monetary Council. Portfolios under Annex IV must be adapted to the new regulations by June 30, 2000.

         According to the present resolution, the entry of foreign capital through the free-rate exchange market, as an investment in the Brazilian financial and capital markets, will be subject to electronic registration at the Central Bank. Qualified foreign investors registered with the CVM, acting through authorized custody accounts managed by local agents, may buy and sell shares on Brazilian stock exchanges without obtaining separate certificates of registration for each transaction. However, institutions that provide custody services must submit monthly information to the Central Bank regarding each foreign investor, as well as submit to the Central Bank or the CVM records of transactions made by foreign investors.

         The term "qualified foreign investors" includes any individual or a financial or non-financial institution, resident or domiciled abroad, which (i) has a legal representative in Brazil, (ii) fills out a form to be kept on hand by the legal representative; and (iii) obtains registration with the CVM as a foreign investor. If the legal representative is an individual or non-financial institution, the foreign investor should also indicate a financial institution domiciled in Brazil as its legal representative.

         The issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers, such as our ADRs, is permitted by Resolution No. 1,927 of the National Monetary Council, which is the restated and amended Annex V to Resolution No. 1,289 of the National Monetary Council. Our ADS program was approved under the Annex V regime by the Central Bank and the CVM prior to the issuance of the ADSs. Accordingly, the proceeds from the sale of ADSs by ADR holders outside Brazil are free of Brazilian foreign investment controls and holders of the ADSs will be entitled to the favorable tax treatment.

         A certificate of registration has been issued in the name of the depositary with respect to the ADSs and is maintained by the custodian on behalf of the depositary. Pursuant to the certificate of registration, the custodian and the depositary are able to convert dividends and other distributions with respect to the preferred shares represented by ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges such ADSs for preferred shares, such holder will be entitled to continue to rely on the depositary's certificate of registration for five business days after such exchange, following which such holder must seek to obtain its own certificate of registration with the Central Bank. A holder of preferred shares may not convert them into foreign currency and remit outside Brazil unless such holder obtains its own certificate of registration. A holder that obtains a certificate of registration will be subject to less favorable Brazilian tax treatment than a holder of ADSs. See "Taxation -- Brazilian tax considerations" for a description of this tax treatment.

         Under current Brazilian legislation, the federal government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil's balance of payments. For approximately six months in 1989 and early 1990, the federal government froze all dividend and capital repatriations held by the Central Bank that were owed to foreign equity investors, in order to conserve Brazil's foreign currency reserves. These amounts were subsequently released in accordance with federal government directives. The imbalance in Brazil's balance of payments increased during 1998, and there can be no assurance that the federal government will not impose similar restrictions on foreign repatriations in the future.

ITEM 7.  TAXATION

         The following summary contains a description of the material Brazilian and U.S. federal income tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs. This summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase preferred shares or ADSs. The summary is based upon the tax laws of Brazil and related regulations and on the tax laws of the United States and related regulations as in effect on the date of this annual report. These laws and regulations may change in the future.

         Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. We cannot assure you, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of preferred shares or ADSs.

Prospective holders of preferred shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs in their particular circumstances.

BRAZILIAN TAX CONSIDERATIONS

         The following discussion summarizes material Brazilian tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs by a holder not deemed to be domiciled in Brazil for Brazilian tax purposes. This discussion does not address all the Brazilian tax considerations that may be applicable to any such particular non-Brazilian holder, and each non-Brazilian holder should consult his or her own tax advisor about the Brazilian tax consequences of investing in preferred shares or ADSs.

Taxation of dividends

         Dividends paid by the Registrant in cash or in kind from profits of periods beginning on or after January 1, 1996 (i) to the depositary in respect of preferred shares underlying ADSs or (ii) to a non-Brazilian holder in respect of preferred shares, will generally not be subject to Brazilian withholding tax.

         Dividends paid from profits generated before January 1, 1996 may be subject to Brazilian withholding tax at varying rates, except that stock dividends are not subject to Brazilian tax unless the stock is subsequently redeemed by the Registrant, or the non-Brazilian holder sells the stock in Brazil, within five years after the distribution.

         The only Brazilian tax treaty now in effect that would, if specified conditions are met, reduce the rate of the withholding tax on dividends paid from profits generated before January 1, 1996 is the treaty with Japan, which would reduce the rate to 12.5%.

Taxation of capital gains

         Capital gain or loss is defined as the difference between the amount in Brazilian currency realized on the sale or exchange and the acquisition cost of the shares sold, measured in Brazilian currency without any correction for inflation. The acquisition cost of shares registered as an investment with the Central Bank is calculated on the basis of the foreign currency amount registered with the Central Bank.

         Capital gains realized outside Brazil by a non-Brazilian holder on the disposition of ADSs or preferred shares to another non-Brazilian holder are not subject to Brazilian tax. The deposit of preferred shares in exchange for ADSs and the withdrawal of preferred shares upon cancellation of ADSs are also not subject to Brazilian tax.

         Capital gains realized by non-Brazilian holders on dispositions of preferred shares in Brazil or in transactions with Brazilian residents may be free of Brazilian tax, taxed at a rate of 10% or taxed at a rate of 15%, depending on the circumstances described below:

            - Gains on the disposition of preferred shares obtained upon cancellation of ADSs are not taxed in Brazil if such disposition is made, and the proceeds are remitted abroad, within five business days after cancellation.
            - If the sales value of the preferred shares contains a component of interest on capital, the amount of this interest will be taxed at a rate of 15%. See " - Distributions of interest on capital" below.
            - Gains on the sale or exchange of duly-registered investments made in accordance with Resolution No. 2.689 of the Monetary Council are not subject to Brazilian tax if such sale or exchange occurs on a Brazilian stock exchange, except for investments originating from countries where income is not taxed or is taxed at a rate lower than 20%, which are taxed in accordance with the same tax rules applicable to Brazilian residents;
            - Gains realized through transactions on Brazilian stock exchanges are generally subject to tax at a rate of 10%, and
            - Gains realized through off-exchange transactions in Brazil or with Brazilian residents are generally subject to tax at a rate of 15%.

         Any gains realized by a non-Brazilian holder upon the redemption of preferred shares will be treated as gains from the disposition of such Preferred Shares to a Brazilian resident occurring off of a stock exchange and will accordingly be subject to tax at a rate of 15%.

         Brazil's tax treaties do not grant relief from taxes on gains realized on sales or exchanges of preferred shares.

         We cannot assure you that the current preferential treatment for holders of ADSs and non-Brazilian holders of preferred shares under the Resolution No. 2.689 regime will be maintained.

         Any exercise of preemptive rights relating to the preferred shares or ADSs will not be subject to Brazilian taxation. Gains on the sale or assignment of preemptive rights relating to the preferred shares will be treated differently for Brazilian tax purposes depending on whether

            - the sale or assignment is made by the depositary or the investor, and
            -  the transaction takes place on a Brazilian stock exchange.

         Gains on sales or assignments made by the depositary on a Brazilian stock exchange are not taxed in Brazil, but gains on other sales or assignments may be subject to tax at rates up to 15%.

Distributions of interest on capital

         Brazilian corporations may make payments to shareholders characterized as interest on the capital of the company as an alternative form of making dividend distributions. The rate of interest may not be higher than the federal government's long-term interest rate as determined by the Central Bank from time to time (11.00% per annum for the three-month period starting April 1, 2000). The total amount distributed as interest on capital may not exceed the greater of

            - 50% of net income for the year in respect of which the payment is made before taking such distribution and any deductions for income taxes into account, or
            - 50% of retained earnings for years prior to the year in respect of which the payment is made, plus profit reserves.

         Payments of interest on capital are decided by the shareholders on the basis of recommendations of a company's board of directors.

         Distributions of interest on capital paid to Brazilian and non-Brazilian holders of preferred shares, including payments to the depositary in respect of preferred shares underlying ADSs, are deductible by the Registrant for Brazilian corporate income tax purposes. These payments are subject to Brazilian withholding tax at the rate of 15%, except for payments to persons who are constitutionally exempt from tax in Brazil. Payments to persons situated in jurisdictions deemed to be tax havens will be subject to tax at a 25% rate. Tax havens are defined as countries that either have no income tax or in which the income tax rate is less than 20%.

         We cannot assure you that our Board of Directors will not recommend that future distributions of profits should be made by means of interest on capital instead of by means of dividends.

         Amounts paid as interest on capital, net of applicable withholding tax, may be treated as payments in respect of the dividends we are obligated to distribute to our shareholders in accordance with our charter and the Brazilian Corporation Law. Distributions of interest on capital in respect of the Preferred Shares, including distributions to the depositary in respect of preferred shares underlying ADSs, may be converted into U.S. dollars and remitted outside of Brazil, subject to applicable exchange controls.

Other Brazilian taxes

         There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of preferred shares or ADSs by a non-Brazilian holder except for gift and inheritance taxes levied by some states in Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil or in the relevant state to individuals or entities that are resident or domiciled within such state in Brazil.

There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of preferred shares or ADSs.

         A financial transaction tax (Imposto sobre Operacoes Financeiras) may be imposed on the conversion of Brazilian currency into foreign currency, such as for purposes of paying dividends and interest. The tax rate on such conversions is currently 0%, but the Minister of Finance has the legal power to increase the rate to a maximum of 25%. Any such increase will be applicable only prospectively

         Another tax, which applies to the removal of funds from accounts at banks and other financial institutions, will be imposed on distributions by us in respect of ADSs at the time such distributions are converted into U.S. dollars and remitted abroad by the custodian. This tax is in effect until June 2002, unless its term is extended, and has a rate of 0.38% from June 1999 until June 2000 and a rate of 0.30% from June 2000 until June 2002.

Registered capital

         Amounts invested in preferred shares by a non-Brazilian holder who qualifies under the Resolution No. 2689 regime and obtains registration with the CVM, or by the depositary representing an ADS holder, are eligible for registration with the Central Bank. This registration permits the conversion at the commercial market rate or reais into foreign currency and the remittance of the foreign currency outside Brazil. The commercial market rate is an exchange rate quoted by the Central Bank.

         The registered capital per preferred share purchased in the form of an ADS, or purchased in Brazil and deposited with the depositary in exchange for an ADS, will be equal to its purchase price stated in U.S. dollars. The registered capital per preferred share withdrawn upon cancellation of an ADS will be the U.S. dollar equivalent of

            - the average price of a preferred share on the Brazilian stock exchange on which the most preferred shares were traded on the day of withdrawal, or
            - if no preferred shares were traded on that day, the average price on the Brazilian stock exchange on which the most preferred shares were traded in the fifteen trading sessions immediately preceding such withdrawal.

         The U.S. dollar equivalent will be determined on the basis of the average commercial market rates quoted by the Central Bank on such date or dates.

         A non-Brazilian holder of preferred shares may experience delays in effecting Central Bank registration, which may delay the remittances of funds abroad. Such a delay may adversely affect the amount in U.S. dollars to be received by the non-Brazilian holder.

U.S. FEDERAL TAX CONSIDERATIONS

         The statements regarding U.S. tax law presented below are based on U.S. laws and regulations in force on the date of this annual report. Changes to such laws or regulations subsequent to the date of this annual report could affect the tax consequences described in this annual report. This summary describes the material tax consequences of the ownership and disposition of preferred shares or ADSs, but it does not purport to be a comprehensive description of all of the tax consequences that may be relevant to a decision to hold or dispose of preferred shares or ADSs.

         This summary applies only to purchasers of preferred shares or ADSs who will hold the preferred shares or ADSs as capital assets and does not apply to special classes of holders such as

            -  dealers in securities or currencies,
            -  holders whose functional currency is not the U.S. dollar,
            - holders of 10% or more of our shares (taking into account shares held directly through depositary arrangements),
            -  tax-exempt organizations,
            -  financial institutions,

            -  holders liable for the alternative minimum tax,
            - securities traders who elect to account for their investment in preferred shares or ADSs on a mark-to-market basis, and
            - persons holding preferred shares or ADSs in a hedging transaction or as part of a straddle or conversion transaction.

         Each holder should consult its own tax advisor concerning the overall tax consequences to it, including the consequences under laws other than U.S. federal income tax laws, of an investment in preferred shares or ADSs.

         In this discussion, references to "ADSs" also refer to preferred shares, references to a "U.S. holder" are to a holder of an ADS that is

            -  a citizen or resident of the United States of America,
            - a corporation organized under the laws of the United States of America or any state thereof, or
            - otherwise subject to U.S. federal income taxation on a net basis with respect to the ADS.

         For purposes of the U.S. Internal Revenue Code of 1986, as amended, which we referred to as the "Code," holders of ADRs will be treated as owners of the ADSs represented by such ADRs.

Taxation of dividends

         A U.S. holder will recognize ordinary dividend income for U.S. federal income tax purposes in an amount equal to the amount of any cash and the value of any property distributed by us as a dividend to the extent that such distribution is paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, when such distribution is received by the custodian or by the U.S. holder, in the case of a holder of preferred shares. To the extent that such a distribution exceeds our earnings and profits, it will be treated as a nontaxable return of capital to the extent of the U.S. holder's tax basis in the ADS and after as capital gain.

         The amount of any distribution will include the amount of Brazilian tax withheld on the amount distributed and the amount of a distribution paid in reais will be measured by reference to the exchange rate for converting reais into U.S. dollars in effect on the date the distribution is received by the custodian, or by a U.S. holder, in the case of a holder of preferred shares. If the custodian or U.S. holder, in the case of a holder of preferred shares, does not convert the reais into U.S. dollars on the date it receives them, it is possible that the U.S. holder will recognize foreign currency loss or gain, which would be ordinary loss or gain, when the reais are converted into U.S. dollars. Dividends paid by us will not be eligible for the dividends received deduction allowed to corporations under the Code.

         Distributions out of earnings and profits with respect to the ADSs generally will be treated as dividend income from sources outside of the United States and generally will be treated separately along with other items of "passive" (or, in the case of certain U.S. holders, "financial services") income for purposes of determining the credit for foreign income taxes allowed under the Code. Subject to certain limitations, Brazilian income tax withheld in connection with any distribution with respect to the ADSs may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder if the U.S. holder elects for that year to credit all foreign income taxes, or such Brazilian withholding tax may be taken as a deduction. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities or in respect of arrangements in which a U.S. holder's expected economic profit, after non-U.S. taxes, is insubstantial. U.S. holders should consult their own tax advisors concerning the implications of these rules in light of their particular circumstances.

         Distributions of additional shares to holders with respect to their ADSs that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

         A holder of an ADS that is a foreign corporation or nonresident alien individual, a "non-U.S. holder," generally will not be subject to U.S. federal income tax or withholding tax on distributions with respect to ADSs that are treated as dividend income for U.S. federal income tax purposes. The non-U.S. holder generally will also not be subject to U.S. federal income tax or withholding tax on distributions with respect to ADSs that are treated as capital gain for U.S. federal income tax purposes unless the holder would be subject to U.S. federal income tax on gain realized on the sale or other disposition of ADSs, as discussed below.

Taxation of capital gains

         Upon the sale or other disposition of an ADS, a U.S. holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized in consideration for the disposition of the ADS (excluding the amount of any distribution paid to the custodian but not distributed by the custodian prior to the disposition) and the U.S. holder's tax basis in the ADS. The gain or loss generally will be subject to U.S. federal income tax and will be treated as capital gain or loss. Long-term capital gains recognized by an individual holder generally are subject to a maximum rate of 20% in respect of property held for more than one year. The deductibility of capital losses is subject to limitations. Gain realized by a U.S. holder on a sale or disposition of ADSs generally will be treated as U.S. source income. Consequently, if Brazilian tax is imposed on such gain, the U.S. holder will not be able to use the corresponding foreign tax credit, unless the holder has other foreign source income of the appropriate type in respect of which the credit may be used.

         A non-U.S. holder will not be subject to U.S. federal income tax or withholding tax on gain realized on the sale or other disposition of an ADS unless

            - the gain is effectively connected with the conduct by the holder of a trade or business in the United States, or
            - the holder is an individual who is present in the United States of America for 183 days or more in the taxable year of the sale and certain other conditions are met.

U.S. backup withholding and information reporting

         Dividend payments on the ADSs and proceeds from the sale, exchange or other disposition of ADSs may be subject to information reporting to the IRS and possible U.S. backup withholding at a 31% rate. Backup withholding will not apply, however, to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. Persons required to establish their exempt status generally must provide such certification on IRS From W-9 (Request for Taxpayer Identification Number and Certification) in the case of U.S. persons and on IRS Form W-8 (Certificate of Foreign Status) in the case of non-U.S. persons. Treasury Regulations have generally expanded the circumstances under which information reporting and backup withholding may apply for payments made after December 31, 1999.

         Amounts withheld as backup withholding may be credited against a holder's U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

U.S. state and local taxes

         U.S. holders should consult their own tax advisors concerning the U.S. state and local tax consequences of holding ADSs.

ITEM 8.  SELECTED FINANCIAL DATA

BACKGROUND

         The selected financial information presented below should be read in conjunction with the consolidated financial statements and the related notes included in this annual report, as well as "Item 9 - - Management's Discussion and Analysis of Financial Condition and Results of Operations." The consolidated financial statements have been audited by Ernst & Young Auditores Independentes S.C. for 1998 and 1999 and by KPMG Auditores Independentes for prior years. Consolidated Financial Statements appear elsewhere in this Annual Report. The consolidated financial statements are prepared in accordance with U.S. GAAP.

 U.S. GAAP SELECTED FINANCIAL INFORMATION

                                                                         YEARS ENDED DECEMBER 31,
                                                        ----------------------------------------------------
                                                        1996           1997              1998           1999
                                                        ----           ----              ----           ----
                                                  (IN THOUSANDS OF CONSTANT REAIS     (IN THOUSANDS OF NOMINAL
                                                       AT DECEMBER 31, 1997)        REAIS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues .....................................        166,453        219,316           232,555          308,846
Operating income .............................        106,204        118,727            57,910           33,747
Income before unallocated interest and taxes .         86,869         84,532                --               --
Net income(1) ................................             --             --            31,532           19,383
Basic and diluted earnings in reais per common
    thousand shares(1) .......................             --             --              0.09             0.06

OTHER FINANCIAL DATA:
EBITDA(2) ....................................        113,676        131,023            96,624           84,129
Capital expenditures .........................        105,467         51,768            31,672          151,037

                                                                            AS OF DECEMBER 31,
                                                   ----------------------------------------------------------
                                                   1996              1997               1998             1999
                                                   ----              ----               ----             ----
                                               (IN THOUSANDS OF CONSTANT REAIS    (IN THOUSANDS OF NOMINAL REAIS)
                                                    AT DECEMBER 31, 1997)
BALANCE SHEET DATA:
Cash and cash equivalents ................             --             8,845            78,733            69,233
Working capital ..........................          6,580            17,161            78,654            43,213
Total assets .............................        207,558           266,137           358,724           569,680
Long-term debt (including current portion)         16,842            24,057            39,203            89,128
Divisional equity ........................        137,315           157,192                --                --
Shareholders' equity .....................             --                --           189,852           252,306

-----------
(1) Net income and earnings per share have not been presented for 1996 and 1997 because interest and income taxes could not be segregated from the predecessor companies. See Note 2 to the consolidated financial statements for a fuller description of this issue.
(2) EBITDA consists of operating income plus depreciation and amortization and, in 1998, impairment of assets. We believe that EBITDA is a standard measure that is commonly reported and widely used by analysts, investors and others in the wireless communications industry. The information has been disclosed in this annual report to permit a more complete comparative analysis of our operating performance and capitalization relative to other companies in the industry. These indicators should not be considered as a substitute or alternative for net income or cash flows.

         Selected financial information as of and for the year ended December 31, 1995 in accordance with U.S. GAAP is not provided because the accounting records for that year were not maintained in a manner that would readily permit all costs, assets and liabilities to be segregated between fixed and cellular telecommunications operations in accordance with U.S. GAAP. However, selected financial information as of and for the year ended December 31, 1995 in accordance with Brazilian GAAP is available, and is presented below together with selected financial information as of and for the years ended December 31, 1996, 1997, 1998 and 1999.

BRAZILIAN GAAP SELECTED FINANCIAL INFORMATION

                                                                        YEARS ENDED DECEMBER 31,
                                                        ------------------------------------------------------------
                                                        1995         1996         1997         1998(1)       1999(1)
                                                        ----         ----         ----         -------       -------
                                                      (IN THOUSANDS OF CONSTANT REAIS AT    (IN THOUSANDS OF NOMINAL
                                                              DECEMBER 31, 1997)           REAIS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues..........................................      73,111      166,453      219,316       238,163       306,903
Operating income..................................      48,555      105,885      118,881        64,206        40,337
Income before unallocated interest and taxes......      37,973       83,978       82,291            --            --
Net income(2).....................................          --           --           --        32,630        23,208
Basic and diluted earnings in reais per common
    thousand shares(2)............................          --           --           --          0.10          0.07

                                                                            AS OF DECEMBER 31,
                                                        -----------------------------------------------------------
                                                        1995         1996         1997        1998(1)       1999(1)
                                                        ----         ----         ----        -------       -------
                                                      (IN THOUSANDS OF CONSTANT REAIS AT        (IN THOUSANDS OF
                                                              DECEMBER 31, 1997)                 NOMINAL REAIS)
BALANCE SHEET DATA:
Cash and cash equivalents.........................          --           --        8,845        79,733       69,233
Working capital...................................      15,748        6,580       17,161        75,535       57,176
Total assets......................................      94,716      208,541      271,349       361,736      672,052
Long-term debt (including current portion)........      16,572       16,842       25,294        39,203       89,128
Divisional equity.................................      46,496      138,113      165,308            --           --
Shareholders' equity..............................          --           --           --       192,092      215,300

----------
(1) Certain information provided for 1998 and 1999 differs from the Brazilian GAAP information published in Brazil because the information published in Brazil has been indexed through 1995, while the financial information presented here has been index through 1997.
(2) Net income and earnings per share have not been presented for 1995, 1996 and 1997 because interest and income taxes could not be segregated from the predecessor companies.

EXCHANGE RATES

         The following table presents the period-end, average, high and low commercial market rate (through February 21, 1995) quoted by the Central Bank of Brazil and the noon buying rate (from February 22, 1995) reported by the Federal Reserve Bank of New York, expressed in reais per U.S. dollar for the periods indicated.

                                             AVERAGE FOR
YEAR                         PERIOD-END      PERIOD (1)        HIGH         LOW
----                         ----------      ----------        ----         ---
1995...................        0.9722          0.9228         0.9722      0.8450
1996...................        1.0393          1.0080         1.0413      0.9733
1997...................        1.1165          1.0805         1.1166      1.0394
1998...................        1.2085          1.1640         1.2090      1.1160
1999 ..................        1.8090          1.8640         2.2000      1.2074
2000 (through April 30)        1.8050          1.7795         1.8560      1.7230

----------
(1)  Represents the average of the exchange rates on the last day of each month.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         This item should be read in conjunction with the consolidated financial statements and accompanying notes included elsewhere in this annual report, which were prepared in accordance with U.S. GAAP.

PRESENTATION OF FINANCIAL INFORMATION

         On May 22, 1998, in preparation for the privatization, the Telebras System was restructured to form twelve new holding companies, including the Registrant. The restructuring of the Telebras System was accomplished by means of a procedure under Brazilian law called cisao or split-up. Virtually all the assets and liabilities of Telebras were allocated to the new holding companies. In the breakup, certain assets and liabilities of Telebras, including 80.3% of the total share capital of Telamazon Celular, 86.9% of Telaima Celular, 90.6% of Teleamapa Celular, 69.09% of Telepara Celular and 66.8% of Telma Celular were transferred to us.

         The Registrant was created effective February 28, 1998. For 1998 and 1999, our consolidated financial statements reflect the consolidated financial condition and results of operations of the Registrant and its subsidiaries. For earlier dates and periods, our consolidated financial statements reflect only the financial condition and results of operations of the cellular operations of our predecessor companies. The formation of the Registrant and its subsidiaries has been accounted for as a reorganization of entities under common control in a manner similar to a pooling of interests.

         Upon its creation, the Registrant received, in addition to the shares of its subsidiaries, assets of Telebras consisting primarily of cash. As a result, our consolidated shareholders' equity giving effect to the breakup of Telebras was R$2.0 million higher than divisional equity at December 31, 1997.

         The subsidiaries were created effective January 1, 1998, by splitting up the predecessor companies to separate their cellular operations from their wireline operations. The assets and liabilities of the cellular telecommunications businesses of the predecessor companies were transferred to the subsidiaries at their indexed historical costs. The revenues and expenses associated with such assets and liabilities were also allocated to the subsidiaries. For 1998 and 1999, our consolidated financial statements reflect the operations of our subsidiaries as fully independent companies. For prior years, our consolidated financial statements reflect the cellular operations of the predecessor companies but are not necessarily indicative of what our financial condition and results of operations would have been if the cellular operations of the predecessor companies had been under separate legal entities prior to 1998.

         In preparing financial statements for years prior to 1998, it was not possible to determine the amount of the predecessor companies' cash and nonspecific debt that should be allocated to the cellular operations, and there was no shareholders' equity specifically attributable to the cellular operations. As a result, the presentation of our consolidated financial statements for 1997 is different from 1998 and 1999. In particular, for 1997 the statement of operations does not include interest income or taxes and includes only the allocable portion of interest expense. As a result, it does not present net income and historical earnings per share information.

         Our accounting methodology changed in 1998 to reflect the lower level of inflation in Brazil. Through December 31, 1997, our consolidated financial statements recognize certain effects of inflation and have been restated in constant reais of December 31, 1997 purchasing power. The restatement was made using the integral restatement method prescribed by the CVM, which is an acceptable method of recognizing effects of inflation under U.S. GAAP. Inflationary gains or losses on monetary assets and liabilities were allocated to their corresponding income or expense caption in the consolidated statements of operations. Inflationary gains or losses without a corresponding income or expense caption were allocated to other net operating income (expense).

         During 1997, the three-year cumulative inflation rate fell below 100%, and as a result we no longer use the integral restatement method effective January 1, 1998. The consolidated financial statements for 1998 and 1999 are presented in nominal reais and do not recognize effects of inflation. Financial statements for prior dates and periods, which are restated in constant reais of December 31, 1997, have not been further restated.

PREPAY SUBSCRIBERS

         Since the inception of our prepay plan in June 1999, the number of prepay subscribers has grown to represent approximately 23% of our total subscribers at December 31, 1999. A prepay subscriber can activate a cellular phone, purchase a prepaid card with a fixed amount of credit to be used over a period of up to 180 days and credit the prepaid card value to the subscriber's account either at a customer service center or by a phone call. The customer will have access to cellular service until the credit is fully used or otherwise until the card expires at the end of 180 days, whichever occurs first.

         We believe that prepay plans are attractive to a wide range of cellular customers. In addition to helping customers control costs, a prepay program has no monthly bill and allows customers to prepay for cellular services in cash. The prepay market is composed of customers who typically earn a variable income and prefer not to make a fixed financial commitment, do not have the credit profile required to purchase a contract plan or seek cellular services for emergency or limited use only.

         We believe the prepay service offerings provide an opportunity to improve margins because, compared to the average contract plan, prepay plans involve higher average per minute airtime charges, a lower cost to acquire prepay subscribers and the absence of billing costs, credit concerns and payment risk. Prepay customers are also potential customers for other services and products offered by us, and we focus marketing efforts on migrating qualified prepay customers to higher revenue contract plans. In addition, we are exploring new methods to increase minutes of use by its prepay customers. Prepay customers, on average, have substantially lower minutes of use than contract customers and do not pay monthly fees and, as a result, generate substantially lower average monthly revenues per customer.

COMPOSITION OF OPERATING REVENUES AND EXPENSES

Revenues

         We generate operating revenues from:

            - usage charges, which include airtime charges based on tenths of a minute of outgoing calls and roaming and other similar charges, all of which depend upon which service plan has been selected by the customer;
            - monthly subscription payments, which depend upon which service plan has been selected by the customer;
            - network usage fees, which are the amounts charged by us to other cellular and wireline telephone service providers for use of our network by such service providers' customers;
            - activation fees, which are one-time sign-up charges paid to obtain cellular telecommunications service;
            -  sales of handsets; and
            -  other services and charges.

         We began to sell handsets in the second quarter of 1999. We do not expect these sales to contribute significantly to operating income because we plan to offer handsets at cost, as an incentive for our customers to subscribe to our services. We may even be required to offer handsets at below cost because of growing competition. This could have a negative effect on our operating margin.

Operating expenses

         Operating expenses consist of cost of services, selling, general and administrative expenses, bad debt expense, depreciation and, in 1998, a charge for impairment of certain analog transmission equipment. Cost of services consists primarily of fixed costs such as leased line charges, site rental and network maintenance, including overhead, as well as variable costs such as certain interconnection charges. Selling, general and administrative expenses consist primarily of salaries, wages and related benefits for administrative personnel, advertising and promotional expenses and other overhead expenses.

TAXES ON TELECOMMUNICATIONS SERVICES

         The cost of telecommunications services to subscribers includes a variety of taxes. The average rate of all such taxes, as a percentage of our gross operating revenues, was approximately 21.5% in 1999. The principal taxes are a state value-added tax, the Imposto sobre Circulacao de Mercadorias e Servicos, commonly known as the "ICMS," and a municipal tax or servicer, the Imposto sobre Servicos, referred to as the "ISS". The ICMS is a tax that the Brazilian states impose at varying rates on revenues from the sale of goods and services, including telecommunications services. The ICMS rate in each state in our region is 25% for domestic telecommunications services, except in Amapa, where it was 17% until December 1999 and 25% after. The ISS is imposed on services not subject to the ICMS and its average rate is 5%.

         Other taxes on gross operating revenues include two federal social contribution taxes, the Programa de Integracao Social, referred to as "PIS," and the Contribuicao para Financiamento da Seguridade Social, known as "COFINS," imposed on some telecommunications services at a combined rate of 3.65% of gross operating revenues. Prior to February 1999, the combined rate of both taxes was 2.65%.

         In June 1998, the governments of the individual Brazilian states approved an agreement to interpret existing Brazilian tax law to apply the ICMS effective July 1, 1998 to some services to which the ICMS had not previously been applied, including cellular activation and monthly subscription. The agreement also provides that the ICMS may be applied retroactively to activation services rendered during the five years before June 30, 1998. See "Item 3 - - Legal Proceedings" for a fuller description of these developments.

RESULTS OF OPERATIONS

         The following discussion presents comparisons of results of operations for 1999 and 1998 and for 1998 and 1997. Because of the extensive changes in our circumstances in 1998 and related changes in financial statement presentation, results of operations for 1998 and 1997 are not comparable in many respects.

1999 COMPARED TO 1998

Revenues

         Net operating revenues were R$308.8 million in 1999, compared to R$232.6 million in 1998, representing an increase of 33%. The increase is attributable mainly to a 32% increase in the average number of subscribers in 1999 as compared to 1998, as well as the introduction of handset sales in the second quarter of 1999 to assist our distribution network. The handsets revenues, which totaled R$33.5 million in 1999, did not contribute to our profit as the handsets were sold at, or near, cost. Although the revenues from the sale of handsets are expected to increase in the future, we do not believe that they will contribute significantly to our profit. In effect, competition may force us to offer handsets at subsidized prices.

         Revenues from the provision of cellular services were R$275.3 million in 1999, an 18% increase from the R$232.6 million of 1998. The service revenues increase did not follow the 32% increase in the average subscriber base because of the introduction of prepay service in the second quarter of 1999. This service provides access to the same service of the contract program, except that users pay in advance for the service by way of purchase of cards. We expect that the new subscribers under the prepay plan will generate less revenues than the historical contract users. At December 31, 1999, 78,000 subscribers, or 23% of the total subscriber base, were under the prepay program. We believe that a significant portion of our new subscribers will adhere to the prepay program, resulting in a lower increase in revenues as compared to the number of subscribers.

         We may have to reduce our rates further due to competition. We expect that future reduction in rates will help stimulate growth in our subscriber base resulting in an increase in revenues from monthly subscription payments and an increase in revenues from usage charges as a result of an increase in call volume. However, we are not able to determine the extent to which these effects will offset the reduction in fees and rates.

         In 1999, a competing cellular service provider commenced operating for the first time in our region. We expect that the advent of competition will contribute to declining prices and will affect our ability to maintain growth in our subscriber base.

Cost of services

         Cost of services reached R$113.9 million in 1999, or 41% of service revenues, compared to R$67.5 million, or 29% of service revenues, in 1998. The increase, as a percentage of service revenues, is mainly attributable to an increase in depreciation of R$30.1 million, which reflects:

            - a R$17.6 million increase in investment in property, plant and equipment, and

            - a R$12.5 million adjustment resulting from a revised estimate of useful lives of property, plant and equipment in light of the advent of competition and a review of industry practices.

Selling, general and administrative expenses

         Selling, general and administrative expenses were R$90.6 million in 1999, or 33% of service revenues, compared to R$51.9 million, or 22% of service revenues in 1998. The increase is attributable to increased promotion and advertising costs in relation to new products like prepay and digital services, as well as higher costs for commissions related to the level of new activation. In addition, the arrival of competition in our region in 1999 also contributed to the increase in selling and marketing expenses. Despite the significant unmet demand in our region, as evidenced by the low penetration rate of 2.5% at December 31, 1999, we believe that it will be more costly in the future to attract new subscribers.

Pension plan expense

         A pension plan expense of R$6.3 million was recorded in 1999 as a result of changes approved by the administrator, allowing for the break-up of the plan. The expense recorded by us represents an estimate of our share of the unfunded pension liability.

Bad debt expense

         Bad debt expense was R$28.1 million, or 10% of service revenues, in 1999, compared to R$38.4 million, or 16.5% of service revenues, in 1998. During the year, we continued to experience significant, although lower, bad debt levels due to a variety of factors, including:

            -  overall growth in our accounts receivable;
            - an increase in the number of customers with relatively lower income, who are more prone to delay paying cellular telephone bills; and
            -  subscription fraud.

         We maintain an allowance for past-due accounts receivable in an amount equal to our estimate of probable future losses on such accounts, based on historical losses and the current level of overdue accounts receivable. We also immediately charge off any account receivable arising from fraud. Cellular service is cut off to customers who have accounts receivable that are more than 20 days past due.

         In the fourth quarter of 1998, we put in place new credit and collection policies, and in 1999 we implemented an anti-fraud system to reduce our level of bad debt. As a result of these measures, bad debt expense reduced significantly in 1999 and management expects that bad debt levels will further decline in the future.

Interest income (expense)

         Net interest income was R$14.9 million in 1999, compared to a net interest income of R$4.5 million in 1998. The increase is due to an increase in the average cash on hand, offset in part by an increase in consolidated indebtedness related to capital investments.

Foreign exchange (gain) loss

         Foreign exchange loss was R$12.4 million in 1999, compared to R$2.5 million in 1998, due to the effect on our net U.S. dollar-denominated debt of the 50% devaluation of the real relative to the U.S. dollar in 1999.

Income taxes

         Income taxes, which include social contribution taxes, were R$8.3 million in 1999 compared to R$16.9 million in 1998. The effective rate of tax on pretax income in 1999 was 23%, compared to the combined statutory rate of 33%. The decrease is attributable to the declaration of interest on capital in December 1999. Interest on capital consists of tax deductible dividend. Dividends are deductible to the extent they are declared before the end of the current fiscal year. See Note 7 to the consolidated financial statements.

Net income

         As a result of the above, net income was R$19.4 million for 1999 and R$31.5 million for 1998, or R$0.06 and R$0.09 per thousand common shares, respectively.

1998 COMPARED TO 1997

Revenues

         Our revenues were R$232.6 million in 1998, up 6% from R$219.3 million in 1997. The growth in revenues was attributable mainly to an increase of 13% in the average number of subscribers. This increase was partly offset by lower activation fee revenues as a result of fewer subscribers initiating services in 1998.

Cost of services

         Cost of services was R$67.5 million in 1998, up 33% from R$50.7 million in 1997. The increase is primarily attributable to increased interconnection costs, as a higher volume of calls was subject to network usage charges payable to other cellular and wireline service providers. Depreciation expense was R$20.3 million in 1998, compared to R$12.3 million in 1997, reflecting increased investment in property, plant and equipment.

Selling, general and administrative

         Selling, general and administrative expenses were R$51.9 million in 1998, up 43.8% from R$36.1 million of allocated expenses recognized by our predecessor companies in 1997. The increase reflects:

            - provisions for contingencies in the amount of R$9.0 million, including R$6.2 million relating to a legal action contesting the application of ICMS to monthly subscription;
            - costs associated with our independent operation and one-year service contracts with the predecessor companies to assist us in our early stages of autonomy.

         By the end of 1998, we had largely ceased to rely on services provided by our predecessor companies, and had almost fully independent administrative capabilities.

Bad debt expense

         Bad debt expense was R$38.4 million in 1998, compared to R$12.3 million in 1997. During 1998, we continued to experience significant bad debt levels due to a variety of factors, including:

            -  overall growth in our accounts receivable;
            - an increase in the number of customers with relatively lower income (who are more prone to delay paying cellular telephone bills) due to poor credit and collection procedures;
            -  an increase in subscription fraud in analog service; and
            - increased consumer interest rates, which have adversely affected the ability of consumers to meet payment obligations, resulting from adverse economic conditions in Brazil.

         In the fourth quarter of 1998, we put in place new credit and collection policies and started the implementation of an anti-fraud system, which became operational in the second half of 1999, in order to reduce the level of bad debt.

Interest income (expense)

         Interest income was R$8.6 million in 1998, due to investment of cash on hand. We did not recognize interest income in 1997. Interest expense increased to R$4.0 million in 1998 from R$0.8 million, on an allocated expense basis, in 1997. The increase in interest expense reflects a R$15.1 million net increase in consolidated indebtedness.

Foreign exchange loss

         Foreign exchange loss was R$2.5 million in 1998, due to the effect of devaluation of our real on our debt.

Income taxes

         Income and social contribution taxes were R$16.9 million in 1998. The effective rate of tax on pretax income was 28%, compared to the combined statutory rate of 33%. We did not incur income and social contribution taxes in 1997.

Minority interest

         Minority interest of R$11.6 million consists of the share of profit of our subsidiaries that is attributable to shareholders other than us.

Net income

         Net income for 1998 was R$31.5 million, or R$0.09 per thousand common shares.

LIQUIDITY AND CAPITAL RESOURCES

General

         In 1999, cash provided by operating activities was R$70.1 million. EBITDA, which we define as operating income plus depreciation and the charge for impairment of long-lived assets, was R$84.1 million. At December 31, 1999, we had cash and cash equivalents of R$69.2 million.

Indebtedness

         During 1999, we obtained R$109.7 million of new debt to finance the acquisition of equipment. We had R$114.5 million of unsecured indebtedness at December 31, 1999, of which R$78.1 million was denominated in U.S. dollars and bore interest at LIBOR plus a rate of 0.4% to 5.75%, and R$36.9 million was in reais bearing interest at a rate of 6.7% over the long-term interest rate (which was 12.5% at December 31, 1999) disclosed by the Central Bank. All of our indebtedness arises from equipment financing.

         Substantially all start-up costs and initial capital investments were financed by cash flows from the wireline telephone operations of the predecessor companies. Accordingly, our indebtedness does not reflect the amount of debt we would have been required to incur to build our current network if we had operated on a stand-alone basis from the inception of our predecessor companies' cellular telecommunications operations.

Dividends and other distributions

         We are required to distribute to our shareholders, either as dividends or as tax-deductible interest on capital, 25% of our adjusted net income determined in accordance with Brazilian accounting principles as adjusted in accordance with Brazilian corporate law. We are also required to pay a non-cumulative preferred dividend on its preferred shares in an amount equal to 6% of the share capital attributable to the preferred shares under Brazilian corporate law.

         For purposes of the mandatory distribution requirement, we included in adjusted net income part of the unrealized income reserve transferred upon the breakup of Telebras, which amounted to R$59.3 million and is included in distributable capital and other reserves in our shareholders' equity. We decided to include the unrealized reserve in the calculation of the mandatory distribution requirements over a ten-year period. As a result, the total dividend for the year ended December 31, 1999 amounted to R$7.6 million, of which R$4.1 million was transferred into a special reserve for future investments. The actual cash dividend payment pertaining to the year 1999 was R$3.5 million. We cannot assure you that the mandatory distribution of the unrealized income reserve will not result in substantial additional dividend requirements.

         The Registrant's only significant asset other than cash are its shares in the subsidiaries. The Registrant relies almost exclusively on dividends from its subsidiaries to meet its needs for cash, including for the payment of dividends to its shareholders. The Registrant controls the payment of dividends by its subsidiaries, subject to limitations under Brazilian corporate law.

Capital expenditures

         Prior to privatization, our capital expenditures were planned and allocated on a system-wide basis and subject to approval by the federal government. These constraints on capital expenditures prevented us from making some investments to modernize in a timely manner our cellular telecommunications services.

         Since the privatization of Telebras, these restrictions have not applied. We are now able to determine our own capital expenditure budget although, as is the case with telecommunications service providers, we must comply with build-out obligations under our concessions. See " -- Regulation of the Brazilian telecommunications industry -- Obligations of telecommunications companies" for a description of these obligations.

         Our capital expenditure priorities include build out of our network to increase coverage, improvement of overall quality and increase of the level of digitalization of our network. We spent R$151 million in capital expenditures in 1999.

         We currently expect that our capital expenditures for the years 2000 through 2002 will aggregate approximately R$350 million, with approximately R$150 million of that amount falling in 2000. This estimate is based on March 31, 2000 exchange rates. Because a substantial portion of capital expenditures is denominated in U.S. dollars, further devaluation of the real could require that the estimate be increased. The estimated amount and timing of capital expenditures may also be affected by a number of other risks and uncertainties.

         We believe that our capital expenditure requirements can be met through a combination of cash flow from operations and equipment financing from a variety of sources.

POLITICAL AND ECONOMIC FACTORS

         Our business, results of operations and financial condition are significantly affected by the political and economic environment in Brazil. In particular, our financial performance will be affected by:

            - economic growth in our region and its impact on demand for telecommunications services,
            -  the cost and availability of financing, and
            -  the exchange rates between Brazilian and foreign currencies.

Brazilian political environment

         The Brazilian political environment was marked by high levels of uncertainty after the country returned to civilian rule in 1985, ending 20 years of military government. The death of a President-elect in 1985 and the resignation of another President in the midst of impeachment proceedings in 1992, as well as rapid turnover in the federal government at and immediately below the cabinet level, adversely affected the implementation of consistent economic and monetary policies.

         Our business, results of operations and financial condition may be adversely affected by changes in policy affecting factors such as, among others,

            -  currency fluctuations,
            -  inflation,
            -  price instability,
            -  interest rates,
            -  tax policy, and
            -  telecommunications policy.

         Fernando Henrique Cardoso, who was Finance Minister at the time of implementation of Brazil's latest economic stabilization plan, commonly referred to as the "Real Plan", was elected President of Brazil in October 1994 and reelected in October 1998 for an additional four-year term, which began in January 1999. President Cardoso is the leader of a coalition of six political parties that represents a majority in the federal Congress. His party, the Brazilian Social Democratic Party, holds the second largest number of seats in the coalition.

         In January 1999, the new Governor of the State of Minas Gerais, who belongs to an opposition party, announced that his state would suspend payments on its debt to the federal government for 90 days. The Governor of the State of Rio Grande do Sul subsequently obtained a court order permitting his state to make its debt payments into an escrow account, pending resolution of a request of seven states to renegotiate refinancing agreements they had reached with the federal government in 1997. The federal government has responded by seeking to withhold constitutionally-mandated transfers to the State of Minas Gerais. The federal government has notified certain international financial institutions that it will no longer guarantee those states' obligations to those institutions, leading the World Bank to suspend loans to the States of Minas Gerais and Rio Grande do Sul.

         Conflicts between the federal government and state governments could complicate the passage of the government's fiscal reform package and longer-term fiscal measures, including a reform of the tax system, and Brazil's ability to meet the agreed targets under the country's agreements with the International Monetary Fund.

         The conflict between the federal government and the state governments may undermine investor confidence, have a negative effect on the Brazilian economy and negatively impact the states in our region. If the Brazilian economy or the economy of the states in our region were to be adversely affected by a default, our operations and the market price of the preferred shares and ADS may be adversely affected.

Brazilian economic environment

         General. Our business, results of operations and financial condition are dependent on general economic conditions in Brazil, and in particular on:

         - economic growth and its impact on demand for telecommunications services,

         -        the cost and availability of financing, and

         -        exchange rates between Brazilian and foreign currencies.

         Effects of inflation and impact of Real Plan. Since the introduction of the real as the new Brazilian currency in July 1994, inflation has remained controlled although it has increased since the devaluation of the real in January 1999. Inflation was 20% in 1999, 2% in 1998 and 8% in 1997, as measured by the IGP-DI, a general price index. High inflation places pressure on our rates and invites federal government efforts to control inflation by holding down the rates that Brazilian public utilities are permitted to charge.

         The table below shows the Brazilian general price inflation (according to the IGP-DI) and devaluation of the Brazilian currency against the U.S. dollar for the periods shown:

                                                                             YEAR ENDED DECEMBER 31,
                                                                         -------------------------------
                                                                         1999          1998         1997
                                                                         ----          ----         ----
Inflation (IGP-DI)..............................................          20%           2%           8%
Devaluation of the real vs. U.S. dollar.........................          48%           8%           7%

         Effects of exchange rate variation and inflation on our financial condition and results of operations. The devaluation of the Brazilian real and the resulting inflation have had and will continue to have negative effects on our results of operations, primarily as a result of the following factors:

         - Real devaluations generally result in a significant decrease in the purchasing power of Brazilian consumers, resulting in a decrease in the demand for cellular telephony services.

         - Due to competitive market conditions and regulatory constraints, we may not always be able to increase our rates in line with inflation.

         - The significant devaluation of the real as compared to the U.S. dollar in 1999 resulted in the recording of exchange losses given over net U.S. dollar liability position.

         - A portion of our costs and expenses (e.g., handsets, depreciation and interest expense) is denominated in U.S. dollars, while all of our revenues are denominated in reais. In a period of real devaluation, this relationship causes a negative impact on our margins.

         - A substantial portion of our indebtedness is denominated in U.S. dollars. As a result, the real-carrying amount of such debt increases to reflect the additional reais required to meet such U.S. dollar liabilities.

         Effects of Asian and Russian crises on the Brazilian economy. In November 1997, in a move to counteract speculation of Brazilian currency devaluation generated by the financial crisis in the Asian markets, the Brazilian government increased annual interest rates from approximately 20% to approximately 40%. This sudden and dramatic increase in interest rates had the immediate effect of severely dampening the availability of consumer credit. By April 30, 1998, these rates had decreased to approximately 23%. Partly as a result of these events, the Brazilian economy was driven into a recession. The market indices of the Brazilian securities market declined significantly, and the market price of our preferred shares was adversely affected.

         After Russia devalued its currency in August 1998, foreign investors withdrew funds from emerging market countries. Brazil was particularly affected due to its growing budget and current account deficits. In October 1998, the Brazilian government announced a fiscal package designed to curb government spending and offset higher debt service costs caused by higher interest rates. The Brazilian government also entered into a standby accord with the IMF, providing U.S.$41.5 billion to Brazil from contributions made by the IMF and, among others, 20 developed country governments. Acceptance of the IMF package committed Brazil to implementing a combination of spending cuts and tax increases.

         Despite the fiscal package and the IMF accord, confidence in the Brazilian market continued to erode. In an attempt to curb the increasing capital outflows and address concerns about the commitment of certain state governments to fiscal austerity, on January 13, 1999, the Central Bank announced changes to its foreign exchange policy dating from 1995, including the implementation of a wider trading band for the real/U.S. dollar exchange rate. This resulted in the Central Bank ceasing to intervene in the market to ensure that the real traded at between R$1.1975 and R$1.2114 per U.S.$1.00. The commercial selling rate rose to R$1.3193 per U.S.$1.00 on the same day, producing a devaluation of the real of approximately 8% and effectively reaching the ceiling of the new trading band set by the Central Bank.

         In response to continued high capital outflows, on January 15, 1999 the Central Bank announced that it would no longer intervene in the foreign exchange market, except in exceptional circumstances to mitigate excessive volatility, thereby allowing the real to U.S. dollar exchange rate to fluctuate freely. Since January 15, 1999, the real has traded in a volatile and sometimes illiquid market. From December 31, 1998 through December 31, 1999, the real devalued by 48% against the U.S. dollar. At June 27, 2000, the noon buying rate was R$1.8230 to U.S.$1.00.

         Shortly after the devaluation, in order to minimize excessive market volatility and reduce the inflationary effects of the devaluation, the Central Bank raised interest rates to more than 40% per annum. Interest rates have since decreased to approximately 18.5% at April 30, 2000, but are still high and have affected consumer and business confidence.

         As a result of the devaluation, certain economic benchmarks established in the IMF standby accord had to be revised. In March 1999, the Brazilian government and the IMF executive board agreed to a memorandum of economic policies for Brazil that allowed the Central Bank to intervene in the spot foreign exchange market and stipulated how much the Central Bank could sell in the market to improve liquidity and reduce volatility of the real. As a result, an additional U.S.$9.8 billion was made available to Brazil in early April 1999. Also in March 1999, the Brazilian government agreed with foreign private-sector banks to maintain interbank lines at February 28, 1999 levels through August 30, 1999, thereby halting a significant decline in such lines since September 1998.

         In the second half of 1999, Brazil was affected by events taking place in Ecuador and Argentina. Ecuador missed a payment on the country's U.S.$5.9 billion Brady bond debt, becoming the first country ever to default on a Brady bond debt. Argentina faced political uncertainty in response to the election in October 1999 of a new president who belongs to a political party different from that of the prior president. Brazilian economic conditions may be affected negatively by events elsewhere, especially in emerging markets. Instability in the Brazilian financial markets caused by developments in the international financial markets may adversely affect our financial condition and, specifically, our ability to raise capital when needed and the market price of the preferred shares and ADSs.

REGULATORY AND COMPETITIVE FACTORS

         Our business, including the services we provide and the rates we charge, are subject to comprehensive regulation under the General
Telecommunications Law. As a result, our business, results of operations and financial conditions could be affected negatively by the actions of the Brazilian authorities. In particular, we could be negatively affected by actions such as the following:

         - delays in the granting, or the failure to grant, approvals for rate increases;

         - the granting of more concessions to new competitors in our region, and

         - the introduction of new or stricter requirements to our concession.

         We began to face competition in our region in the fourth quarter of 1999 and anticipate that competition will contribute to declining prices for cellular telecommunications services and increasing pressure on operating margins. Our future growth and results of operations will depend significantly on a variety of factors, including:

         -        our ability to attract new subscribers,

         -        the rate of growth of our subscriber base,

         -        the usage and revenue generated from our subscribers,

         -        the level of airtime, equipment prices,

         -        the rate of churn, and

         -        our ability to control costs.

         We also expect to face competition from PCS providers, as the Anatel has indicated that it plans to auction additional bandwidth for PCS by the end of 2000. The scope of increased competition and any adverse effects on our results and market share will depend on a variety of factors that we cannot now assess with precision and many of which are beyond our control.

ITEM 9A.      QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         We are primarily exposed to market risk from changes in both foreign currency exchange rates and interest rates. We are exposed to foreign exchange rate risk because certain of our costs and debt are denominated in currencies, primarily the U.S. dollar, other than those in which we earn revenues, primarily the real. Similarly, we are subject to market risk deriving from changes in interest rates which may affect the cost of our financing. We do not use derivative instruments, such as foreign exchange forward contracts, foreign currency options, interest rate swaps and forward rate agreements, to manage these market risks, nor do we hold or issue derivative or other financial instruments for trading purposes.

EXCHANGE RATE RISK

         We have exchange rate exposure with respect to the U.S. dollar. At December 31, 1999, R$78.1 million of our indebtedness was denominated in U.S. dollars. The potential additional costs to us that would result from a hypothetical 10% change in foreign currency exchange rates would be approximately R$7.8 million.

INTEREST RATE RISK

         At December 31, 1999, we had approximately R$126.0 million in loans and financing outstanding, all of which bore interest at floating rates. We invest our excess liquidity (R$69.2 million at December 31, 1999) mainly in short-term instruments. The potential loss in earnings to us over one year that would have resulted from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rates applicable to financial assets and liabilities on December 31, 1999 would be approximately R$1.3 million.

         The above sensitivity analysis is based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogeneous category of financial assets and liabilities and sustained over a period of one year. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement within each homogeneous category (e.g.

U.S. dollars). As a result, our interest rate risk sensitivity model may overstate the impact of interest rate fluctuations for such financial instruments as consistently unfavorable movements of all interest rates are unlikely. See Notes 5 and 6 to our consolidated financial statements for a description of our short- and long-term debt.

ITEM 10.      DIRECTORS AND OFFICERS OF REGISTRANT

BOARD OF DIRECTORS

         The Registrant is administered by a Board of Directors (Conselho de Administracao) and a Board of Executive Officers (Diretoria). The Board of Directors is comprised of eleven members serving for a term of three years. The Board of Directors holds a regular meeting once every two months and holds special meetings when called by the Chairman or by two members of the Board of Directors.

         The following are the current members of the Board of Directors and their respective positions.

  NAME                                                                  POSITION             DATE ELECTED
  ----                                                                  --------             ------------
  Arthur Joaquim de Carvalho...............................             Chairman           August 10, 1998
  Wellington Dantas de Amorim..............................             Director           August 10,1998
  Bruno Ducharme...........................................             Director           September 1, 1998
  Zeno Antonio Brandt......................................             Director           September 1,1998
  Peter Gerald White.......................................             Director           April 23, 1999
  Gunnar Birger Vinof Vikberg..............................             Director           April 10, 2000
  Oscar de Paula Bernardes Neto............................             Director           April 10, 2000
  Gustavo Henrique de Barroso Franco.......................             Director           April 10, 2000
  Carla Cico...............................................             Director           April 10, 2000
  Elaine Aleixo Lustosa Thompson-Flores....................             Director           April 10, 2000
  Sedat Ozmen..............................................             Director           May 5, 2000(1)

  ----------
  (1) Interim member, appointed by the Board of Directors, as permitted by the Registrant's by-laws.


         Set forth below are brief biographical descriptions of the Directors.

         Arthur Joaquim de Carvalho is also elected to the Board of Directors of Telemig Celular Participacoes S.A. In addition, Mr. Carvalho is a Principal of CVC/Opportunity Equity Partners Ltd., a Cayman Islands privately owned investment company. He served as a Senior Investment Officer for private equity at the Opportunity Group. Prior to working at Opportunity, he served as a Managing Director of Manuel Joaquim de Carvalho Ltda., an export-oriented agribusiness company. He holds a degree in business administration from the Federal University of Bahia.

         Wellington Dantas de Amorim is also a Director of Telemig Celular Participacoes S.A. Since April 1998, Mr. Amorim has served as the Investment Manager for PREVI - Caixa de Previdencia dos Funcionarios do Banco do Brasil. From 1982 to 1998, Mr. Amorim served as an employee of Banco do Brasil S.A. ("BB"). He served as Assistant to the Executive Committee of BB and Member of the Technical Consulting of the Executive Committee of BB. He has served also as the Coordinator of the Center of Planning and Control for the Rio de Janeiro State Cabinet. He holds a degree and a masters degree in international relations from the University of Brasilia.

         Bruno Ducharme serves as President and Chief Executive Officer of TIW, as Executive Vice-President of Telesystem Ltd. and as a member of the Board of Directors of Telemig Celular Participacoes S.A., Teleglobe Inc. and of MDSI Mobile Data Solutions Inc. Mr. Ducharme joined the Telesystem group of companies in 1990 as Vice-President of Telesystem Financial Corporation and became a Vice-President of Telesystem in 1991. Mr. Ducharme has held a number of executive positions with companies within the Telesystem group including Executive Vice-President and Chief Financial Officer of Teleglobe Inc. in 1993 and President and Chief Executive Officer of Microcell Telecommunications Inc. in 1994. Mr. Ducharme holds a bachelor's degree in civil law from McGill University, a master's degree in business administration from the Wharton School of the University of Pennsylvania, and a master's degree in international relations from the University of Pennsylvania.

         Zeno Antonio Brandt is also a Director of Telemig Celular Participacoes S.A. He joined Banco do Brasil S.A. in 1986 where he has served as Chief of Service, Supervisor, Manager of Resources, and Branch Manager until 1997. He has diplomas in management, business administration, finance and sales.

         Peter Gerald White is also a Director of Telemig Celular Participacoes S.A. He previously served as special assistant to the Federal Minister of Forestry and Rural Development in Canada, and special assistant to the Premier of Quebec. He founded the Laval Congress on Canadian Affairs in 1961, and in 1969 formed the Sterling Newspaper Group. He has received the recognition of Chevalier de l'Ordre National de la Legion d'Honneur in 1997 by the President of France for his role in developing strong economic ties between Canada and France. He served as the President of the Canada-France Business Club and later as Chairman of the Canadian Institute of International Affairs. He served as Chairman, President and CEO of Domgroup Ltd., Publisher of Saturday Night Magazine, founding Chairman of Public Policy Forum, President of the Council for Canadian Unity, Executive Vice-President of The Ravelston Corporation and Argus Corporation, and Director of Hollinger Inc., UniMedia Inc., Southam Inc., Telesystem Ltd., Proprietary Energy Industries Inc., Cinram International, and Normerica Building Systems Inc. He holds a law degree from the University of Laval.

         Gunnar Birger Vinof Vikberg is also a Director of Telemig Celular Participacoes S.A. Mr. Vikberg is the founder and director of Viking Consultoria Empresarial e Participacoes S/C Ltda. Mr. Vikberg was also the Chief Executive Officer of Algar S.A. from 1997 to 1999. Prior to that, Mr. Vikberg had been Executive Vice President. Mr. Vikberg was the exclusive representative of Xerox Quality Services in Brazil in 1995. Between 1992 and 1994, Mr. Vikberg was President of Millicom do Brasil S.A. and PCN do Brasil S.A. From 1975 to 1989, Mr. Vikberg held several positions at Grupo Xerox do Brasil S.A., including that of Executive Vice President. From 1954 to 1975, Mr. Vikberg was associated with L.M. Ericsson, where he was the Director General of Ericsson do Brasil S.A. from 1968 to 1975. Mr. Vikberg has also been a member of the Board of Directors of several Brazilian companies. Mr. Vikberg received a degree in Electrical Engineering from the Royal Institute of Technology in Stockholm, Sweden, as well as a degree in Business Administration from the Institut pour l'Etude des Methodes de Direction de l'Enterprise in Lausanne, Switzerland.

         Oscar de Paula Bernardes Neto is also a Director of Telemig Celular Participacoes S.A. Mr. Bernardes is also the Chairman of the Board of Directors of Santista Alimentos S.A. and Seara Alimentos S.A., two Brazilian food companies, as well as the Chairman of Advisory Board of TIW do Brasil, one of our controlling shareholders. Mr. Bernardes is also a member of the Board of Directors of several other Brazilian companies and of Delphi Automotive in the United States. From 1996 to 1999, Mr. Bernardes was the Chief Executive Officer of Bunge International, an international agribusiness company. Prior to that, Mr. Bernardes was associated with Booz-Allen & Hamilton for 15 years, where he was the Director for Latin America from 1993 to 1996. Mr. Bernardes received a degree in chemical engineering from the Federal University of Rio de Janeiro.

         Gustavo Henrique de Barroso Franco is also a Director of Telemig Celular Participacoes S.A. Mr. Franco was the President of the Central Bank of Brazil from August 1997 to January 1999. For the previous four years, Mr. Franco was the Director of International Affairs for the Central Bank of Brazil. Between May and September of 1993, Mr. Franco was the Adjunct Secretary of Economic Policy for the Ministry of Finance. From 1986 to 1993, Mr. Franco was an Associate Professor in the Economics Department of the Catholic University of Rio de Janeiro. Mr. Franco has written several books and articles on different areas of economics. Mr. Franco holds a master's in Economics from the Catholic University of Rio de Janeiro as well as a master's and Ph.D. in Economics from Harvard University.

         Carla Cico is also a Director of Telemig Celular Participacoes S.A. Ms. Cico has several years of experience in the telecommunications industry, in both wireless and wireless service. Ms. Cico occupied managerial positions at Stet International S.p.A. in Rome, Italy, IRI S.p.A. in China, and Italtel S.p.A. in China. Ms. Cico is also a Director of CVC/Opportunity Equity Partners.

         Sedat Ozmen is also an interim Director of Telemig Celular Participacoes S.A. and a director of CVC/Opportunity Equity Partners, Brasil Telecom S.A., Opportrans Concessao Metroviaria S.A.-METRO and Santos Brazil S.A. Prior to joining Banco Opportunity in 1999, Mr. Ozmen worked for over 25 years in the Xerox group of companies in various executive roles including Marketing Director, Finance Director and Systems Director of Xerox do Brasil, President of Xerox in the Middle East and Africa and Executive Director of Rank Xerox in

London. Mr. Ozmen holds a degree in Chemical Engineering from Robert College, Istambul, Turkey, and a master's degree in business administration from Stamford University.

         Elaine Aleixo Lustosa Thompson-Flores has been a Director of Fundacao Petrobras de Seguridade Social-PETROS since August 1999. From July 1997 to August 1999, Ms. Thompson-Flores was the Director of the Department of Economic Protection and Defense and the Adjunct Secretary of the Division of Economic Rights of the Ministry of Justice. From May 1996 to June 1997, Ms. Thompson-Flores was a partner, director and senior economic analyst at Intelicorp Consultoria Ltds. From April to November 1995, Ms. Thompson-Flores was a consultant to the Executive Secretary of the Ministry of Industry, Commerce and Tourism. From October 1993 to March 1995, she was the General Coordinator of Industrial Affairs with the Division of Economic Policy of the Ministry of Finance. Prior to that, Ms. Thompson-Flores was a professor and a researcher at several Brazilian institutions. Ms.
Thompson-Flores has a master's in Economics from the Catholic University of Rio de Janeiro.

EXECUTIVE OFFICERS

         The following are our executive officers and their respective positions.

Name                                                  Position
----                                                  --------
Marcio Kaiser....................................     President and Chief Executive Officer
Joao Cox Neto....................................     Chief Financial Officer
Rene Patoine.....................................     Executive Vice-President of Operations
Jose Alberto D'Ambrosio..........................     Vice-President of Human Resources and Administration
Antonio Jose Ribeiro dos Santos..................     Vice-President of Business Development
Benoit Bellerose.................................     Director of Mergers & Acquisitions
Joao Alberto Santos..............................     Corporate Comptroller
Alexandre S. D'Ambrosio..........................     General Counsel

         Set forth below are brief biographical descriptions of the executive officers whose biographies were not included above.

         Marcio Kaiser was appointed President and Chief Executive Officer on January 4, 1999. Mr. Kaiser is also President and Chief Executive Officer of Telemig Celular Participacoes S.A., our affiliate. Mr. Kaiser has extensive management and marketing experience in high technology, particularly the computer technology sector. He was, until recently, President and Managing Director of Oracle Brazil. Before that, Mr. Kaiser spent 20 years with IBM Brazil and IBM Latin America. He served successively as Chief Financial Officer, Regional Director, Country Director of Sales and Marketing, Vice-President and Director of Technology and Executive Committee Member for IBM Brazil. He also served as General Services Manager for IBM Latin America.

         Joao Cox Neto has been Chief Financial Officer since April 1, 1999. Mr. Cox Neto is also Chief Financial Officer of Telemig Celular Participacoes S.A. Prior to joining Tele Norte Celular Participacoes S.A., Mr. Cox held the position of Chief Financial Officer at Odebrecht Servicos de Infraestrutura S.A.
(OSI), the infrastructure and public service arm of the Odebrecht Group. Previously, he held various financial management positions at the Odebrecht Group, including Finance Director for the holding company and CFO for OPP Petroquimica S.A. Mr. Cox holds a degree in Economics from Universidade Federal da Bahia and has attended to graduate studies in Economics at the Universite du Quebec a Montreal and at the Oxford University's CPS program. Since 1991 Mr. Cox has been a member of the Board of Directors of several companies in Brazil and Argentina and he is currently a member of the Board of ABRASCA (Brazilian Association of Public Companies) and IBRI (Brazilian Institute for Investor Relations).

         Rene Patoine has been Executive Vice-President of Operations of the Company and of Telemig Celular Participacoes S.A. since September 1998. Mr. Patoine was a member of the Board of Directors of the Company from September 1, 1998 to March 2000. Prior to that, he served as Executive Vice-President of Operations of Telesystem International Wireless Inc. He served as Vice-President of Operations & Strategy Planning for Telecel International Inc. from 1995 to 1997, Executive Advisor and Engineering Director for Conecel S.A. in Ecuador from 1993 to 1995, Project Director for Bell Canada International from 1992 to 1993, and General Manager of Telecel

S.A. in Zaire from 1989 to 1991. He holds a bachelor's degree in electrical engineering from Sherbrooke University, Quebec, Canada.

         Jose Alberto D'Ambrosio was appointed Vice President of Human Resources and Administration on April 1, 1999. Mr. D'Ambrosio is also Vice President of Human Resources and Administration of Telemig Celular Participacoes S.A. Mr. D'Ambrosio previously served as Director of Human Resources Products and Services at PricewaterhouseCoopers, where he worked extensively with multinational corporations in directing human resources consulting projects. Prior to that, he served as a Senior Consultant at Towers Perrin where he was responsible for designing, implementing and monitoring Compensation and Benefits Programs as well as for leading the Health Care consulting practice area in Latin America. Including his first assignment as Human Resources Manager for Alcoa Aluminio S.A., Mr. D'Ambrosio has 23 years of experience in the Human Resources field. He holds a degree in economics from Faculdade de Administracao e Economia de S.J. da Boa Vista/Sao Paulo as well as a post-graduate degree in Administration from Instituto Maua de Tecnologia/Sao Paulo.

         Antonio Jose Ribeiro dos Santos was appointed Vice-President of Business Development in March 1999. Mr. Santos is also the Vice President of Business Development of Telemig Celular Participacoes S.A. Mr. Santos, with 28 years experience in the Brazilian telecommunications industry, joined the company's management team from Telebrasilia S.A., a recently privatized telephone company in Brasilia where he headed the engineering department. At Telebrasilia, he was responsible for projects such as the implementation and expansion of cellular lines. Mr. dos Santos worked for the first private cellular company in Brazil, Americel, as the head of the Strategic Planning Directory and for the B-Band cellular company in the State of Rio Grande do Sul, Telet S.A., where he was an Executive Vice-President. He also is a part-time professor at Brasilia University in the Department of Electric Engineering. Mr. dos Santos graduated from the University of Brasilia and holds a degree in Electric Engineering.

         Benoit Bellerose has been the Director of Mergers and Acquisitions of the Registrant since March 2000. Mr. Bellerose was the Corporate Comptroller of the Registrant from January 1999 to March 2000. Mr. Bellerose is also the Director of Mergers and Acquisitions of Telemig Celular Participacoes S.A. Prior to joining the Registrant, Mr. Bellerose was the assistant controller at Telesystem International Wireless Inc. Before 1997 Mr. Bellerose was a principal at Ernst & Young in Canada. Mr. Bellerose holds a bachelor's degree in Business Administration from the Universite du Quebec a Trois-Rivieres, Canada, and is a member of the Canadian Institute of Chartered Accountants.

         Joao Alberto Santos has been the Comptroller of the Registrant since April 2000. Mr. Santos is also the Comptroller of Telemig Celular Participacoes S.A. Prior to joining the Registrant, Mr. Santos had been the Chief Financial Officer of the five operating companies of Tele Norte Participacoes S/A (namely Telemazon Cellar S/A, Telepara Celular S/A, Telma Celular S/A, Telaima Celular S/A and Teleamapa Celular S/A) since their privatization in 1998. Mr. Santos's previous experience includes fifteen years at Valvulas Schrader do Brazil S/A, where he worked at various managerial levels in the company's financial operations. In addition, Mr. Santos worked for several years in the cocoa and coffee export business and in the tropical fruit juice manufacturing industry. Mr. Santos is a graduate of the State University of Feira de Santana, in Bahia, and has completed post graduate studies at the Getulio Vargas Foundation in Sao Paulo.

         Alexandre S. D'Ambrosio has been the General Counsel of the Registrant since August 1999. Mr. D'Ambrosio is also the General Counsel of Telemig Celular Participacoes S.A. For three years prior to joining the Registrant, Mr. D'Ambrosio had been Deputy General Counsel for Odebrecht Servicos de Infra-Estrutura (OSI) and in-house counsel for Companhia Brasileira de Projetos e Obras - CBPO (both members of the Odebrecht group of companies) in Sao Paulo, Brazil. Mr. D'Ambrosio's previous experience includes over ten years practicing law in Washington, DC and in New York City from 1986 through 1996. He holds a law degree from the University of Sao Paulo Law School, in Brazil, a Masters degree from Harvard Law School, in Cambridge, MA, and a Masters in Comparative Law degree from the National Law Center of George Washington University, in Washington, DC. Mr. D'Ambrosio also teaches Commercial Law at the Instituto de Estudos Superiores de Brasilia - IESB.

ITEM 11.      COMPENSATION OF DIRECTORS AND OFFICERS

         For the year ended December 31, 1999, the aggregate amount of compensation paid by us to all directors and executive officers as a group was approximately R$1.1 million.

         For the year ended December 31, 1999, we did not set aside or accrue monies to provide pension, retirement or similar benefits for officers and directors.

ITEM 12.      OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

         On April 10, 2000, our shareholders approved the introduction of an employee stock option plan. However, the terms of this plan have not yet been determined.

ITEM 13.      INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

         Telesystem International Wireless, Inc., the parent company of the 49% owner of Telpart S.A., our controlling shareholder, has been providing us with technical assistance and services. We paid R$3.7 million and R$13.9 million for 1998 and 1999, respectively. See Note 10 to the consolidated financial statements.

         We are a member of a national roaming committee of cellular operators, which includes our affiliate, Telemig Celular Participacoes S.A. The purpose of the committee is to oversee technical and system aspects to ensure the highest quality of roaming service. As required by Brazilian regulation, Telemig and ourselves facilitate roaming to our respective subscribers.

         In order to maximize efficiency in resource allocation between Telemig Celular Participacoes S.A. and Tele Norte Celular Participacoes S.A., the two companies have entered into a cost sharing agreement, pursuant to which certain costs that are incurred for the benefit of both companies and their subsidiaries are allocated to each company, based on criteria designed to reflect the actual amount of use by each company (measured by time sheets, number of customers, or estimated costs, as the case may be). The costs that are allocated under this cost sharing agreement refer primarily to personnel, marketing and outside consulting fees.


                                     PART II

ITEM 14.      DESCRIPTION OF SECURITIES TO BE REGISTERED

         None.


                                    PART III

ITEM 15.      DEFAULT UPON SENIOR SECURITIES

         Not applicable.

ITEM 16. CHANGES IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS

         None.


                                     PART IV

ITEM 17.      FINANCIAL STATEMENTS

         The Registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18.      FINANCIAL STATEMENTS

         Reference is made to pages F-1 through F-25

ITEM 19.      FINANCIAL STATEMENTS AND EXHIBITS

                                                                                                               PAGE
                                                                                                               ----
         (a)      The following consolidated financial statements are filed as part of this Form 20-F:

         Report of Independent Auditors.........................................................................F-1
         Consolidated Balance Sheets............................................................................F-3

         Consolidated Statements of Operations and Comprehensive Income.........................................F-4
         Consolidated Statements of Cash Flows..................................................................F-5
         Consolidated Statements of Net Interdivisional Cash Distribution (Receipt).............................F-6
         Consolidated Statements of Changes in Shareholders' Equity.............................................F-7
         Notes to Consolidated Financial Statements.............................................................F-8

         (b)List of Exhibits

         None.

                         REPORT OF INDEPENDENT AUDITORS



To the Board of Directors and Shareholders
TELE NORTE CELULAR PARTICIPACOES S.A.

We have audited the accompanying consolidated balance sheets of TELE NORTE CELULAR PARTICIPACOES S.A. as of December 31, 1999 and 1998, and the related consolidated statements of operations and comprehensive income, changes in shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TELE NORTE CELULAR PARTICIPACOES S.A. at December 31, 1999 and 1998, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.



Brasilia, Brazil
January 31, 2000

Ernst & Young Auditores Independentes S.C.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Tele Norte Celular Participacoes S.A.
Brasilia - DF

We have audited the accompanying consolidated statements of operations and comprehensive income, net interdivisional cash distribution (receipt) and changes in shareholders' equity of Tele Norte Celular Participacoes S.A. for the year ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Brazil, which do not differ in any material respects from generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying consolidated financial statements, referred to above, have been prepared in accordance with generally accepted accounting principles in the United States of America and on the basis set out in Note 2 to the consolidated financial statements. Accordingly, interest income, unallocated interest expense, income tax expense and the related assets and liabilities are not included in the consolidated financial statements.

In our opinion, the consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of Tele Norte Celular Participacoes S.A. for the year ended December 31, 1997, in conformity with accounting principles generally accepted in the United States.


KPMG  Auditores Independentes
July 17, 1998
Brasilia, Brazil

                      TELE NORTE CELULAR PARTICIPACOES S.A.

                           CONSOLIDATED BALANCE SHEETS
                Amounts are in thousands of Brazilian Reais - R$

                                                                                                DECEMBER 31,
                                                                                        --------------------------------
                                                                                            1999             1998
                                                                                        --------------------------------
ASSETS
CURRENT ASSETS:
Cash and cash equivalents                                                                      69,233           79,733
Trade receivables, net of allowance for doubtful accounts of R$27,210 and R$ 18,220            87,137           30,092
Other receivables                                                                                  --           13,940
Income tax receivable                                                                           9,316               --
Deferred income taxes                                                                          11,329           16,472
Other current assets                                                                           19,341            4,988
                                                                                        --------------------------------
                                                                                              196,356          145,225
                                                                                        --------------------------------

Property, plant and equipment, net                                                            307,995          207,340
Deferred income taxes                                                                          64,810            3,929
Other non current assets                                                                          519            2,230
                                                                                        ================================
                                                                                              569,680          358,724
                                                                                        ================================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable                                                                               58,683            4,542
Accrued liabilities                                                                             3,493           10,813
Value added and other taxes payable                                                            10,680            8,838
Income taxes payable                                                                                -           12,188
Short-term debt                                                                                36,942                -
Current portion of long term debt                                                              11,614           13,226
Deferred activation fees                                                                        1,735            5,266
Other current liabilities                                                                      29,996           11,698
                                                                                        --------------------------------
                                                                                              153,143           66,571
                                                                                        --------------------------------

Long term debt                                                                                 77,514           25,977
Pension plan obligation                                                                         6,300                -
Provision for contingencies                                                                    10,042            9,043
Minority interest                                                                              70,375           67,281
                                                                                        --------------------------------
                                                                                              164,231          102,301
                                                                                        --------------------------------

SHAREHOLDERS' EQUITY:
Preferred shares, no par value, issued and outstanding 210,029,997 thousand shares             36,266           36,266
Common shares, no par value, issued and outstanding 124,369,031 thousand shares                21,483           21,483
Other capital and reserves                                                                    151,436          102,618
Retained earnings                                                                              43,121           29,485
                                                                                        --------------------------------

                                                                                              252,306          189,852
                                                                                        --------------------------------
                                                                                              569,680          358,724
                                                                                        ================================

See the accompanying notes to the consolidated financial statements.

                      TELE NORTE CELULAR PARTICIPACOES S.A.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                            AND COMPREHENSIVE INCOME
                       Amounts are in Brazilian Reais - R$

                                                                              YEAR ENDED DECEMBER 31,
                                                             -----------------------------------------------------------
                                                                   1999                1998                1997
                                                             -----------------------------------------------------------
                                                             (THOUSANDS OF R$    (THOUSANDS OF R$    (THOUSANDS OF R$
                                                             ACTUAL - NOTE 2)    ACTUAL - NOTE 2)     CONSTANT - NOTE 2)
Revenues:
   Services provided to third parties                                  275,323             206,629             175,833
   Services provided to related parties                                     --              25,926              43,483
   Sales of handsets                                                    33,523                  --                  --
                                                             -----------------------------------------------------------
                                                                       308,846             232,555             219,316
                                                             -----------------------------------------------------------

Cost of services:
   Provided by related parties                                              --              29,004              45,684
   Provided by others                                                  113,872              38,540               5,027
Cost of handsets                                                        36,927                  --                  --
Selling, general and administrative expenses                            90,626              51,913              36,072
Pension plan expense                                                     6,300                  --                  --
Bad debt expense                                                        28,084              38,428              12,333
Other net operating income                                                (710)             (1,688)              1,473
Impairment of long-lived assets                                             --              18,448                  --
                                                             -----------------------------------------------------------
Operating income                                                        33,747              57,910             118,727

Interest income                                                        (20,963)             (8,591)
Interest expense                                                         6,016               4,047                  --
Foreign exchange (gain) loss                                            12,394               2,472              (1,058)
Allocated interest expense                                                  --                  --                 791
Net non-operating loss                                                      --                  --                 979
                                                             -----------------------------------------------------------
Income before minority interest, unallocated interest
    expense and taxes                                                   36,300              59,982             118,015
Minority interest before unallocated interest expense and                   --                  --              33,483
    taxes
                                                             -----------------------------------------------------------
Income before unallocated interest expense and taxes                    36,300              59,982              84,532
                                                             -----------------------------------------------------------
Income taxes                                                             8,347              16,897
Minority interest                                                        8,570              11,553
                                                             -----------------------------------------------------------
Net income and comprehensive income                                     19,383               31,532
                                                             ===========================================================
Basic and diluted earnings, in Reais per thousand common
    shares                                                                0.06                0.09
                                                             ===========================================================

See the accompanying notes to the consolidated financial statements

                      TELE NORTE CELULAR PARTICIPACOES S.A.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                Amounts are in thousands of Brazilian Reais - R$

                                                                                        YEAR ENDED          YEAR ENDED
                                                                                       DECEMBER 31,        DECEMBER 31,
                                                                                           1999                1998
                                                                                 ---------------------------------------
Operating activities:
Net income                                                                                  19,383              31,532
Adjustments to reconcile net income to net cash provided by operating activities:
   Depreciation                                                                             50,382              20,266
   Deferred income taxes                                                                    (6,920)            (24,428)
   Minority interest                                                                         8,570              11,553
   Unrealized foreign exchange loss on long-term debt                                       10,702               1,700
   Pension provision                                                                         6,300                   -
   Provision for contingencies                                                                 999               9,030
   Impairment of long-lived assets                                                               -              18,448
   Compensation expense                                                                          -               1,200
Changes in operating assets and liabilities:
   Trade receivables                                                                       (43,105)              9,611
   Accounts payable and accrued liabilities                                                 46,821               4,864
   Accounts payable related to property, plant and equipment                                     -             (14,121)
   Value added and other taxes payable                                                       1,842               6,867
   Income taxes payable                                                                    (21,504)             12,188
   Deferred activation fees                                                                 (3,531)              5,266
   Others                                                                                      180              (9,185)
                                                                                 ---------------------------------------
Net cash provided by operating activities                                                   70,119              84,791
                                                                                 ---------------------------------------

Investing activities:
   Proceeds from sales of property, plant and equipment                                          -               2,348
   Additions to property, plant and equipment                                             (151,037)            (31,672)
                                                                                 ---------------------------------------
Net cash used in investing activities                                                     (151,037)            (29,324)
                                                                                 ---------------------------------------

Financing activities:
   Increase in short-term debt                                                              46,342                   -
   Increase in long-term debt                                                               63,372              21,971
   Repayment of short-term debt                                                             (9,400)                  -
   Repayment of long-term debt                                                             (24,149)             (8,525)
   Dividends                                                                                (5,747)                  -
   Contribution upon Spin-Off                                                                    -               1,975
                                                                                 ---------------------------------------
Net cash provided by financing activities                                                   70,418              15,421
                                                                                 ---------------------------------------

Increase in cash and cash equivalents for the year                                         (10,500)             70,888
Cash and cash equivalents, beginning of the year                                            79,733               8,845
                                                                                 =======================================
Cash and cash equivalents, end of the year                                                  69,233              79,733
                                                                                 =======================================

Supplemental cash flow information:
   Income taxes paid                                                                        24,520              29,229
   Interest paid                                                                             3,945               2,343

See the accompanying notes to the consolidated financial statements.

                      TELE NORTE CELULAR PARTICIPACOES S.A.

                          CONSOLIDATED STATEMENT OF NET
                   INTERDIVISIONAL CASH DISTRIBUTION (RECEIPT)
                       Amounts are in Brazilian Reais - R$

                                                                         YEAR ENDED
                                                                        DECEMBER 31,
                                                                            1997
                                                                    ----------------------
                                                                      (THOUSANDS OF R$
                                                                     CONSTANT - NOTE 2)
Operating activities:
Income before unallocated interest expense and taxes                              84,532
Adjustments to reconcile to cash provided by
   operating activities:
   Depreciation                                                                   12,296
   Minority interest in income before unallocated
      interest expense and taxes                                                  33,483
   Trade receivables                                                             (10,672)
   Other current assets                                                             (206)
   Account payable and accrued liabilities                                         3,373
   Value added and other taxes payable                                            (2,412)
   Other current liabilities                                                         443
                                                                    ----------------------
                                                                                 120,837
                                                                    ----------------------

Investing activities:
   Additions to property, plant and equipment                                    (51,768)
   Proceeds from disposal of property, plant and equipment                            26
                                                                    ----------------------
                                                                                 (51,742)
                                                                    ----------------------

Financing activities:
   Increase in long-term debt                                                     25,925
   Repayment of long-term debt                                                   (14,496)
                                                                    ----------------------
                                                                                  11,429
                                                                    ----------------------

Increase in cash and cash equivalents                                             80,524
Cash and cash equivalents, beginning of the year                                       -
Cash and cash equivalents, end of the year                                        (8,845)
                                                                    ======================
                                                                                  71,679
                                                                    ======================

Supplemental cash distribution information:
    Interest paid                                                                  7,108
                                                                    ======================

See the accompanying notes to the consolidated financial statements.

                      TELE NORTE CELULAR PARTICIPACOES S.A.

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
      Amounts are in thousands of actual Brazilian Reais - R$ for the years ended December 31, 1999 and 1998 and in thousands of constant Brazilian Reais -
                    R$ for the year ended December 31, 1997.



                                                        Divisional         Preferred        Common shares
                                                          equity            shares
                                                      -----------------------------------------------------
BALANCE AT DECEMBER 31, 1996                                   137,315                 -                  -
                                                      -----------------------------------------------------
Income before unallocated interest expense and
taxes                                                           84,532                 -                  -
Deferred taxes                                                    (596)                -                  -
Net interdivisional cash distribution                          (71,679)                -                  -
Minority interest effects other than on income                   7,620                 -                  -
                                                      -----------------------------------------------------
BALANCE AT DECEMBER 31, 1997                                   157,192                 -                  -
                                                      -----------------------------------------------------
Contributed capital from the Spin-Off                            1,975                 -                  -
Allocation of divisional equity as a result of
Spin-Off                                                      (159,167)           36,266             21,483
Contributed capital                                                  -                 -                  -
Interest on capital                                                  -                 -                  -
Net income                                                           -                 -                  -
                                                      -----------------------------------------------------
BALANCE AT DECEMBER 31, 1998                                         -            36,266             21,483
                                                      -----------------------------------------------------
Paid in capital - non cash                                           -                 -                  -
Net income                                                           -                 -                  -
Dividends                                                            -                 -                  -
Interest on capital                                                  -                 -                  -
                                                      =====================================================
BALANCE AT DECEMBER 31, 1999                                         -            36,266             21,483
                                                      =====================================================

                                                        Capital          Retained             Total
                                                       reserves          earnings
                                                      ----------------------------------------------------
BALANCE AT DECEMBER 31, 1996                                       -                 -            137,315
                                                      ----------------------------------------------------
Income before unallocated interest expense and
taxes                                                              -                 -             84,532
Deferred taxes                                                     -                 -               (596)
Net interdivisional cash distribution                              -                 -            (71,679)
Minority interest effects other than on income                     -                 -              7,620
                                                      ----------------------------------------------------
BALANCE AT DECEMBER 31, 1997                                       -                 -            157,192
                                                      ----------------------------------------------------
Contributed capital from the Spin-Off                              -                 -              1,975
Allocation of divisional equity as a result of
Spin-Off                                                     101,418                 -                  -
Contributed capital                                            1,200                 -              1,200
Interest on capital                                                -            (2,047)            (2,047)
Net income                                                         -            31,532             31,532
                                                      ----------------------------------------------------
BALANCE AT DECEMBER 31, 1998                                 102,618            29,485            189,852
                                                      ----------------------------------------------------
Paid in capital - non cash                                    48,818                 -             48,818
Net income                                                         -            19,383             19,383
Dividends                                                          -            (1,724)            (1,724)
Interest on capital                                                -            (4,023)            (4,023)
                                                      ====================================================
BALANCE AT DECEMBER 31, 1999                                 151,436            43,121            252,306
                                                      ====================================================

See the accompanying notes to the consolidated financial statements

                      TELE NORTE CELULAR PARTICIPACOES S.A.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                          Amounts are in thousands of
                          actual Brazilian Reais - R$
       for the years ended December 31, 1999 and 1998 and in thousands of constant Brazilian Reais - R$ for the year
                            ended December 31, 1997.



     1.  BACKGROUND AND DESCRIPTION OF BUSINESS

      Beginning in 1995, the federal government of Brazil (the "Federal Government") undertook a comprehensive reform of the Brazilian regulation of the telecommunications industry. In July 1997, the Federal Congress adopted a General Telecommunications Law providing for the privatization of Telecomunicacoes Brasileiras S.A. ("Telebras") which, through its 28 operating subsidiaries, was the primary supplier of public telecommunications services in Brazil ("Telebras System").

      In preparation for the privatization of the Telebras system, the operating subsidiaries were divided into twelve separate groups, (a) three regional fixed line operators, (b) eight regional cellular operators and (c) one national long-distance operator. The cellular telecommunications businesses were first separated from the operating subsidiaries, and subsequently the fixed line businesses, the new cellular businesses and the long-distance operator were combined into twelve separate groups (the "New Holding Companies", individually, "New Holding Company"). Both the separation of the cellular businesses and the subsequent grouping of the former Telebras subsidiaries were performed using a procedure under Brazilian corporate law called cisao (Spin-Off). As part of this process Tele Norte Celular Participacoes S.A. was formed on May 22, 1998, through the Spin-Off of certain assets and liabilities of Telebras, including 80.3%, 86.9%, 90.6%, 69% and 66.8% of the share capital of Telamazon Celular S.A., Telaima Celular S.A., Teleamapa Celular S.A., Telepara Celular S.A. and Telma Celular S.A. (together the "subsidiaries"), respectively.

      Telamazon Celular S.A., Telaima Celular S.A., Teleamapa Celular S.A., Telepara Celular S.A. and Telma Celular S.A. were formed on January 5, 1998 and subsequently received on January 30, 1998 from Telecomunicacoes do Amazonas S.A. ("Telamazon"), Telecomunicacoes de Roraima S.A. ("Telaima"), Telecomunicacoes do Amapa S.A. ("Teleamapa"), Telecomunicacoes do Para S.A. ("Telepara") and Telecomunicacoes do Maranhao S.A. ("Telma") the assets and liabilities comprising their respective cellular telecommunications services (together the "predecessor companies"). Tele Norte Celular Participacoes S.A. and its subsidiaries (together the "Company") are the primary suppliers of cellular telecommunications services in the states of Amazonas, Roraima, Amapa, Para and Maranhao under the terms of concessions granted by the Federal Government on October 23, 1997 (the "Concessions"). The Concessions will expire in 2009 and may be renewed at the discretion of Agencia Nacional de Telecomunicacoes ("Anatel"), the regulatory authority for the Brazilian telecommunications industry, for a further term of 15 years. Through their predecessors Telamazon, Telaima, Teleamapa, Telepara and Telma, the Company has provided cellular telecommunications services in the states of Amazonas, Roraima, Amapa, Para and Maranhao since April 1994.

      On July 29, 1998, the Federal Government sold to twelve buyers (the "New Controlling Shareholders") its rights to receive shares of the twelve New Holding Companies upon the distribution of such shares. In connection with this sale, the Federal Government assigned to the New Controlling Shareholders, effective August 4, 1998, substantially all its economic and voting rights with respect to the New Holding Companies.

      The Company's business, including the services it may provide and the rates it charges, is regulated by Anatel and is fully dependent upon the cellular telecommunications concession granted by the Federal Government.

      The Company will be required to make significant capital and operating expenditures on an ongoing basis in order to deploy its cellular telecommunications network, which will require the Company to seek additional financing. Some of these investments may be financed through debt denominated in foreign currencies. A significant

                      TELE NORTE CELULAR PARTICIPACOES S.A.

                          Figures are in thousands of
                          actual Brazilian Reais - R$
       for the year ended December 31, 1998 and 1999 and in thousands of constant Brazilian Reais - R$ for the year
                            ended December 31, 1997.



      devaluation and a return to high levels of inflation could have an adverse effect on the Brazilian economy, and, as a result, it could affect the Company's financial position, cash flows or results of operations.

      2. PRESENTATION OF THE FINANCIAL STATEMENTS

      These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and rules and regulations adopted by the United States Securities and Exchange Commission. Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current year.

      The Company has also published consolidated financial statements prepared in accordance with accounting principles generally accepted in Brazil and rules and regulations adopted by the Brazilian Securities Commission ("CVM").

         a)       Basis of presentation prior to December 31, 1997

         The Spin-Off of the cellular telecommunications businesses of Telamazon, Telaima, Teleamapa, Telepara and Telma to the Company was accounted for as a reorganization of entities under common control in a manner similar to a pooling of interests. The assets and liabilities of the cellular telecommunications businesses of Telamazon, Telaima, Teleamapa, Telepara and Telma were transferred to the Company at their indexed historical costs. The revenues and expenses associated with such assets and liabilities were allocated to the Company. Separate records of revenues and costs of services of the cellular telecommunications businesses were maintained historically. Accordingly, the actual amounts were allocated for the 1996 and 1997 fiscal years.

         The consolidated statements of operations and of net interdivisional cash distribution (receipt) have been prepared to include the historical activity related to the assets and liabilities transferred. The consolidated financial statements are not necessarily indicative of what would have been the financial condition and revenues and expenses of the Company as of December 31, 1997 had the cellular telecommunications businesses of Telamazon, Telaima, Teleamapa, Telepara and Telma been separate legal entities during such period.

         With respect to costs (other than costs of services), the methodologies employed in transferring the assets and liabilities included the specific identification of costs associated with those assets and liabilities, and the allocation of costs where specific identification was not possible. Allocations were made using criteria established by management that were designed to ensure that all relevant costs were appropriately included in the consolidated statements of operations for the periods presented. Those allocation criteria included: square footage (in relation to land and building related expenses), number of terminals (in relation to general management, accounting, data processing, legal department and other general staff functions), number of employees (in relation to the human resources department), number of requisitions issued (in relation to office material costs) and miles driven (in relation to certain transportation costs). Management believes that the amounts included in the consolidated statements of operations for the year ended December 31, 1997 fairly reflect the income before interest income, unallocated interest expense and taxes of the cellular telecommunications businesses of Telamazon, Telaima, Teleamapa, Telepara and Telma.

                      TELE NORTE CELULAR PARTICIPACOES S.A.

                          Figures are in thousands of
                          actual Brazilian Reais - R$
       for the years ended December 31, 1998 and 1999 and in thousands of constant Brazilian Reais - R$ for the year
                            ended December 31, 1997.



2.    PRESENTATION OF THE FINANCIAL STATEMENTS--Continued

      a) Basis of presentation prior to December 31, 1997--Continued

         Prior to December 31, 1997, cash and certain non-specific debt could not be segregated from Telamazon, Telaima, Teleamapa, Telepara and Telma. Accordingly, these amounts have not been included in the accompanying consolidated financial statements. Additionally, interest income and unallocated interest expense relating to the cellular telecommunications businesses could not be identified. Consequently, income tax expense and related liabilities do not appear in the consolidated statement of operations for 1997. The portion of consolidated equity and income before interest income, unallocated interest expense and taxes attributable to shareholders other than Telebras at December 31, 1997, and for the year then ended is reflected as "minority interest" in the consolidated financial statements. At December 31, 1997, such minority shareholders owned 19.74%, 13.09%, 9.36%, 30.96% and 33.21% of the share capital of Telamazon, Telaima, Teleamapa, Telepara and Telma, respectively. All taxes payable at December 31, 1997, related to revenues (ICMS, PASEP, COFINS) remained with the predecessor companies when the assets and liabilities of the cellular telecommunications businesses were transferred to the subsidiaries. The legal responsibility for their payment remained with the predecessor companies.

         Because it was not possible to segregate the cash balances for the cellular telecommunications businesses prior to December 31, 1997, a traditional statement of cash flows could not be prepared for the year ended December 31, 1997. In lieu of detailing the beginning and ending cash and cash equivalents balances, and the net change in cash and cash equivalents between years, the net cash transferred to/from the fixed line telecommunications businesses of Telamazon, Telaima, Teleamapa, Telepara and Telma has been presented as "Net interdivisional cash distribution (receipt)" in the statement of net interdivisional cash distribution (receipt).

         Since the Company's subsidiaries did not exist prior to January 1, 1998, no individual capital structure was maintained. Consequently, the net assets contributed were shown as "divisional equity" in the consolidated statement of changes in shareholders' equity for each of the years in the two-year period ended December 31, 1997.

         Earnings per share has not been presented for the year ended December 31, 1997, as the consolidated statement of operations exclude interest income, unallocated interest expense and taxes, as a result of nonspecific cash and debt not being allocated from Telamazon, Telaima, Teleamapa, Telepara and Telma.

         Full indexation to December 31, 1997

         The consolidated financial statements as of and for the years prior to December 31, 1997 were prepared on a fully indexed basis to recognize the effects of changes in the purchasing power of the Brazilian currency during the periods presented.

                      TELE NORTE CELULAR PARTICIPACOES S.A.

                          Figures are in thousands of
                          actual Brazilian Reais - R$
       for the year ended December 31, 1998 and 1999 and in thousands of constant Brazilian Reais - R$ for the year
                            ended December 31, 1997.



2.     PRESENTATION OF THE FINANCIAL STATEMENTS--Continued

      a) Basis of presentation prior to December 31, 1997--Continued

         Full indexation to December 31, 1997--Continued

         i. Inflation restatement index

         The consolidated financial statements were indexed and expressed in currency of constant purchasing power of December 31, 1997 by using the Indice Geral de Precos-Mercado [the General Prices Index-Market or the "IGP-M" of the Fundacao Getulio Vargas in 1997. Inflation for the year ended December 31, 1997, as measured by the IGP-M, was 7.7%.

         Management believes that this index is an appropriate indication of general price-level inflation to be used for the years indicated.

         The effects of price-level adjustments and the monetary gains and losses associated with the indexation have not been eliminated in these financial statements, because the application of inflation restatement as measured by the IGP-M represents a comprehensive measure of the effects of price-level changes in the Brazilian economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting.

         In July 1997, the three-year cumulative inflation rate for Brazil fell below 100%. However, for accounting purposes, the constant currency method continued to be applied through December 31, 1997. The restated balances of non-monetary assets and liabilities of the Company as of December 31, 1997 were used as the opening balances on January 1, 1998 and are no longer restated for inflation beginning January 1, 1998.

                      TELE NORTE CELULAR PARTICIPACOES S.A.

            Figures are in thousands of actual Brazilian Reais - R$
        for the year ended December 31, 1998 and 1999 and in thousands of constant Brazilian Reais - R$ for the year
                            ended December 31, 1997.


2.     PRESENTATION OF THE FINANCIAL STATEMENTS--Continued

      a) Basis of presentation prior to December 31, 1997--Continued

         Full indexation to December 31, 1997--Continued

         ii. Consolidated statements of operations

         Items in the consolidated statements of operations for the year ended December 31, 1997 are adjusted by:

         o allocating inflationary holding gains or losses on interest bearing monetary assets and liabilities to their corresponding interest income and expense captions;

         o allocating inflationary holding gains and losses from other monetary items to their corresponding income or expense captions. Amounts without a corresponding income or expense caption were allocated to "Other net operating (income) expense."

         iii. Deferred income tax effects of indexation adjustments in 1997

         As a result of legislation mandating the discontinuation of the indexation system from January 1, 1996, the indexation of assets and liabilities is not permitted for tax purposes. Accordingly, a deferred tax liability arises for the excess of net assets shown for financial reporting purposes over the tax basis of these net assets. The charge relating to this deferred tax liability of R$4,091 in 1997 was recorded directly against divisional equity.

      b) Basis of presentation subsequent to December 31, 1997

         On May 22, 1998, the shareholders of Telebras approved the Spin-Off, whereby existing shareholders received shares in the New Holding Companies in proportion to their holdings in Telebras. The New Holding Companies contain the assets and liabilities previously recorded in the accounts of Telebras, with limited exceptions.

                      TELE NORTE CELULAR PARTICIPACOES S.A.

            Figures are in thousands of actual Brazilian Reais - R$
        for the year ended December 31, 1998 and 1999 and in thousands of constant Brazilian Reais - R$ for the year
                            ended December 31, 1997.

2.     Presentation of the Financial Statements--CONTINUED

      b) Basis of presentation subsequent to December 31, 1997--Continued

         The shareholders also approved a specific structure for the shareholders' equity of each New Holding Company, which included an allocation of a portion of the retained earnings of Telebras. This value of allocated retained earnings does not represent the historical retained earnings of the New Holding Companies and therefore is presented as "Capital Reserves" on the consolidated statements of changes in shareholders' equity. The net assets which were spun-off from Telebras, in addition to its investment in the operating subsidiaries, resulted in a net equity increase of R$1,975 in relation to the Company's historical divisional equity.

         Upon formation, the Company's legal capital structure was defined by the resolutions approved by the Telebras shareholders' meeting of May 22, 1998. The value of shareholders' equity of R$167,283 includes capital reserves of R$46,789.

         The Company's legal capital and reserves and future retained earnings computed using Brazilian GAAP will be the basis from which future dividends will be payable.

         Brazilian corporate and tax law allows state controlled companies that are participating in the government's privatization program a three-month delay between the accounting base date for a Spin-Off and the date on which the shareholders' meeting approves the Spin-Off, including the related accounting basis for the net assets spun off. As a result, the consolidated financial statements of the Company include the results of operations and changes in financial condition of the subsidiaries from January 1, 1998 and the effects of the cash allocated from Telebras as of March 1, 1998.

3.     SUMMARY OF ACCOUNTING POLICIES

      The summary of significant accounting policies is as follows:

      a) Consolidation

         The consolidated financial statements of the Company for the year ended December 31, 1999 include the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated.

      b) Cash equivalents

         Cash equivalents consist of highly liquid investments with original maturities of three months or less at the time of purchase.

      c) Foreign currency transactions

         Transactions in foreign currency are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated monetary assets and liabilities are translated using the exchange

                      TELE NORTE CELULAR PARTICIPACOES S.A.

            Figures are in thousands of actual Brazilian Reais - R$
        for the year ended December 31, 1998 and 1999 and in thousands of constant Brazilian Reais - R$ for the year
                            ended December 31, 1997.


         rate at the balance sheet date. Exchange differences are recognized in the statements of operations as they occur.

3.     SUMMARY OF ACCOUNTING POLICIES--Continued

      d) Property, plant and equipment

         Property, plant and equipment are stated at indexed cost through December 31, 1997 and at cost thereafter. Depreciation is provided using the straight-line method based on the estimated useful lives of the underlying assets as follows:

                                             Years
                                      ---------------------
         Buildings                             20
         Network equipment                     8
         Other equipment                     4 to 5

         Interest incurred on borrowings is capitalized as part of property, plant and equipment until the asset is placed in service, to the extent that borrowings do not exceed construction-in-progress. The amount of interest capitalized excludes the inflationary element in local currency borrowings and the foreign exchange gains and losses on foreign currency borrowings.

         The Company reviews property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

         In December 1998, to comply with industry practice, the Company reduced the estimated useful lives of certain of its assets as follows: network equipment from 10 to 13 years to 8 years, buildings from 25 years to 20 years and other equipment from 5 to 20 years to 4 to 5 years. The Company believes that the estimated useful lives used by the industry better reflect the period of the economic benefits to be received from the assets. The effect of this change was an increase in depreciation expense of R$12,500 for the year ended December 31, 1999.

      e) Revenue recognition

         Revenues for services are recognized when the service is provided. Revenues from cellular telephone services consist of subscription charges, usage charges, activation fees, network usage charges and charges for maintenance and other customer services. Unbilled revenues from the billing date to the month-end are estimated and recognized as revenue during the month in which the service was provided. Effective January 1, 1998, the Company defers net activation fees. These fees are amortized over twelve months, the estimated effective contract life. Revenues from equipment sales refer to sales of handsets.

         The Company began selling prepaid cards during 1999. The revenue from the sales of these cards is recognized according to the minutes used for each card. Revenue from unused minutes is deferred until used. As the amount deferred is immaterial, it has been included in other liabilities.

                      TELE NORTE CELULAR PARTICIPACOES S.A.

            Figures are in thousands of actual Brazilian Reais - R$
        for the year ended December 31, 1998 and 1999 and in thousands of constant Brazilian Reais - R$ for the year
                            ended December 31, 1997.



      f) Pension and other post-retirement benefits

         The Company participates in a multi-employer plan that provides pension and other post-retirement benefits for its employees. The costs of pension and other post-retirement benefits are based on a fixed percentage of remuneration, as recommended annually by independent actuaries. Current costs are determined as the amount of required contribution for the period and are recorded on an accrual basis.
         See note 12.

3.     SUMMARY OF ACCOUNTING POLICIES--Continued

      g) Use of estimates

         The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

      h) Advertising costs

         Advertising costs are expensed as incurred and included in selling, general and administrative expenses. They amounted to R$12,390 and R$930 for the years ended December 31, 1999 and 1998, respectively. The Company did not maintain specific records for prior years.

      i) New accounting pronouncements

         SFAS NO. 133, "ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES"

         In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS 133 establishes new accounting and reporting standards for derivative financial instruments and for hedging activities. SFAS 133 requires companies to measure all derivatives at fair value and to recognize them in the balance sheet as an asset or liability, depending on the company's rights or obligations under the applicable derivative contract. In June 1999, the FASB issued SFAS No. 137, which deferred the effective date of adoption of SFAS 133 for one year. The Company will adopt SFAS 133 no later than the first quarter of fiscal year 2001. SFAS 133 is not expected to have a material impact on the Company's consolidated results of operations, financial position or cash flows.

      j) Reclassifications

         Certain 1998 amounts were reclassified to conform to the 1999 presentation.

                      TELE NORTE CELULAR PARTICIPACOES S.A.

            Figures are in thousands of actual Brazilian Reais - R$
        for the year ended December 31, 1998 and 1999 and in thousands of constant Brazilian Reais - R$ for the year
                            ended December 31, 1997.



4.     PROPERTY, PLANT AND EQUIPMENT


                                                           Accumulated         Carrying
                                             Cost          Depreciation         Value
                                        ----------------------------------------------------
      DECEMBER 31, 1998
      Land and buildings                         6,096               417             5,679
      Network equipment                        234,636            57,049           177,587
      Other equipment                            5,947             2,243             3,704
      Construction-in-progress                  20,370                 -            20,370
                                        ----------------------------------------------------
                                               267,049            59,709           207,340
                                        ====================================================

      DECEMBER 31, 1999
      Land and buildings                         4,966               544             4,422
      Network equipment                        265,504           100,022           165,482
      Other equipment                           71,010             9,525            61,485
      Construction-in-progress                  76,606                 -            76,606
                                        ----------------------------------------------------
                                               418,086           110,091           307,995
                                        ====================================================

      The amount of interest capitalized as part of property, plant and equipment is R$ 2,623 and R$2,268 for the years ended December 31,1999 and 1998, respectively.



5.       SHORT -TERM DEBT

                                                                                   1999                   1998
                                                                           ---------------------------------------------

      Brazilian Reais facilities, due in quarterly installments until                    36,942                      -
         November 2000 with annual interest of 6.7% over the Long-
         term Interest Rate (TJLP - 12.5% at December 31, 1999)
                                                                           ---------------------------------------------
      Total                                                                              36,942                      -
                                                                           =============================================

                      TELE NORTE CELULAR PARTICIPACOES S.A.

            Figures are in thousands of actual Brazilian Reais - R$
        for the year ended December 31, 1998 and 1999 and in thousands of constant Brazilian Reais - R$ for the year
                            ended December 31, 1997.




6.     LONG-TERM DEBT

                                                                                   1999                   1998
                                                                           ---------------------------------------------

        U.S. dollar denominated, unsecured, interest and principal due                   32,643                 28,972
           semi-annually through March 2003, interest at LIBOR plus
           0.4% (LIBOR was 6.19% at December 31, 1999)

        U.S. dollar denominated, unsecured, interest and principal due                   45,450                      -
           semi-annually through December 2004, interest at LIBOR plus
           5.75% (LIBOR was 6.19% at December 31, 1999)
        Other                                                                            11,035                 10,231
                                                                           ---------------------------------------------
        Total                                                                            89,128                 39,203
        Less current portion                                                            (11,614)               (13,226)
                                                                           ---------------------------------------------
        Long-term portion                                                                77,514                 25,977
                                                                           =============================================

      Minimum annual principal repayments of all long-term debt during the next five years are as follows:

      2001                                             25,238
      2002                                             26,077
      2003                                             14,837
      2004 and after                                   11,362
                                         ----------------------
      Total                                            77,514
                                         ======================



7.     CAPITAL STOCK

         The capital stock of the Company is comprised of preferred shares and common shares, all without par value. The Company has 700,000,000 thousand shares authorized, (including both preferred and common shares). At May 22, 1998, the date the Company was legally formed, there were 210,029,997 thousand outstanding preferred shares and 124,369,031 thousand outstanding common shares. The capital may be increased by a decision taken at a shareholders' meeting or by the Board of Directors in connection with the capitalization of profits or reserves, provided that the amounts were allocated for capital increases at a previous shareholders' meeting.

         The preferred shares are non-voting except under limited circumstances and are entitled to a preferential, 6% non-cumulative dividend. The preferred shares are also entitled to priority over the common shares in the case of liquidation of the Company.

         Under the Brazilian Corporation Law, the number of non-voting shares or shares with limited voting rights, such as the preferred shares, may not exceed two-thirds of the total number of outstanding shares.

         As part of the privatization of Telebras, the Brazilian Federal Government offered Telebras' employees the right to purchase, at a discounted price, the Federal Government's entire holding of Telebras preferred shares and the preferred shares of each of the New Holding Companies created as a result of the Spin-Off. The period during

                      TELE NORTE CELULAR PARTICIPACOES S.A.

            Figures are in thousands of actual Brazilian Reais - R$
        for the year ended December 31, 1998 and 1999 and in thousands of constant Brazilian Reais - R$ for the year
                            ended December 31, 1997.



         which employees could subscribe for the shares began on August 4, 1998, and expired on October 30, 1998. In 1998, the Company recorded compensation expense and contributed capital in the amount of R$1,200 related to this offer.

7.    CAPITAL STOCK--Continued

      Dividends

      Under Brazilian Corporation Law, dividends can only be paid out of the distributable capital arising from the Spin-Off and from future retained earnings. Pursuant to its by-laws, the Company is required to distribute as dividends in respect of each fiscal year ending on December 31, to the extent amounts are available for distribution, an aggregate amount equal to at least 25% of Adjusted Net Income, as defined below, on such date. The annual dividend distributed to holders of preferred shares, the "Preferred Dividend", has priority in the allocation of Adjusted Net Income. Remaining amounts to be distributed are allocated first to the payment of a dividend to holders of common shares in an amount per share equal to the Preferred Dividend, and the remainder is distributed equally, on a per share basis, among holders of preferred shares and common shares.

      For the purposes of the Brazilian Corporation Law, and in accordance with the Company's by-laws, the "Adjusted Net Income" is an amount equal to the Company's net profits under Brazilian GAAP adjusted to reflect allocations to or from (i) the legal reserve, (ii) a contingency reserve for anticipated losses, if any, and (iii) an unrealized revenue reserve, if any. Under Brazilian Corporation Law, the Company is required to appropriate 5% of its annual earnings, calculated using Brazilian GAAP, after absorbing accumulated losses, to a legal reserve, which is restricted as to distribution. This reserve may be used to increase capital or to absorb losses, but may not be distributed as dividends. At December 31, 1999, the Company's financial statements, prepared using Brazilian GAAP, presented an unconsolidated total equity of R$352,763 including a legal reserve of R$6,737.

      Additionally, Brazilian corporations are permitted to attribute tax-deductible interest expense on shareholders' equity, which may either be paid in cash, in the form of a dividend, or used to increase capital stock value for statutory purposes. For financial reporting purposes, such interest on capital is recorded as a reduction from retained earnings.

      Paid in Capital

      On December 28, 1999, the shareholders approved a legal reorganization whereby a major shareholder contributed certain assets to the Company resulting in future tax benefits. This asset will result in amortization expense and a related tax benefit. For US GAAP purposes, in accordance with EITF 94-10, tax effects caused by transactions with shareholders were not included in the Company's income statement but rather in equity. Therefore, the Company recorded a deferred tax asset of R$48,818 with an offsetting amount as Paid in Capital. The deferred tax asset will be realized as the tax benefits are recognized for local tax purposes over a period of up to 10 years.

      In accordance with Brazilian corporate law, the Company may issue shares (pro rata both common and preferred) based on the different pricing criteria permitted by such law to the contributing shareholder for the amount of the tax benefits recognized by the Company. However, the minority shareholders will be given the right to purchase their pro-rata share of this capital stock increase in order to prevent dilution. In case they do not accept the offer,

                      TELE NORTE CELULAR PARTICIPACOES S.A.

            Figures are in thousands of actual Brazilian Reais - R$
        for the year ended December 31, 1998 and 1999 and in thousands of constant Brazilian Reais - R$ for the year
                            ended December 31, 1997.



      these shares will be issued to the majority shareholders. Additionally, the Company has to ensure that shareholders will receive the minimum dividend required by law if the amortization expense results in accumulated losses.


      These potential shares are considered contingent shares and since it is not possible to determine what pricing criteria the Company will use, these shares are not included in either basic or diluted earnings per share calculation, in accordance with SFAS 128.

8.    EARNINGS PER COMMON SHARE

      In these consolidated financial statements, information is disclosed per lot of one thousand shares, because this is the minimum number of shares that can be traded on the Brazilian stock exchanges.

      As discussed in Note 1, the Company was formed subsequent to December 31, 1997. The equity structure utilized for earnings per share computations is that of the new entity formed in May 1998.

      Since the preferred and common shareholders have different dividend, voting and liquidation rights, basic earnings per share has been calculated using the "two-class" method. The "two-class" method is an earnings allocation formula that determines earnings per share for preferred and common shares according to the dividends to be paid as required by the Company's by-laws and participation rights in undistributed earnings.

      Basic earnings per common share is computed by reducing net income by distributable and undistributable net income available to preferred shareholders and dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the period. Net income available to preferred shareholders is the sum of the preferred dividends distributable net income, and the preferred shareholders' portion of undistributed net income.

      Undistributed net income is computed by deducting preferred dividends and common dividends from net income. Undistributed net income is shared equally, on a per share basis, by the preferred and common shareholders.

      The following table sets forth the computation of basic and diluted earnings per thousand of common shares:


                                                                                       1999                1998
                                                                                 ---------------------------------------
      Numerator:
         Net income                                                                         19,383              31,532
         Less: Distributable net income available to preferred stockholders                 (2,176)             (2,176)
                Undistributed net income allocated to preferred stockholders                (9,998)            (17,629)
                                                                                 ---------------------------------------
      Numerator for basic and diluted earnings per thousand shares-income
          available to common stockholders                                                   7,209              11,727
                                                                                 ---------------------------------------

      Denominator:
      Basic and diluted weighted-average number of common shares (in
          thousands)                                                                   124,369,031         124,369,031
                                                                                 ---------------------------------------

                      TELE NORTE CELULAR PARTICIPACOES S.A.

            Figures are in thousands of actual Brazilian Reais - R$
        for the year ended December 31, 1998 and 1999 and in thousands of constant Brazilian Reais - R$ for the year
                            ended December 31, 1997.



      Basic and diluted earnings, in Reais per thousand common shares                         0.06                0.09
                                                                                 =======================================


9.    INCOME TAXES

      Brazilian income taxes comprise federal income tax and the social contribution tax. The statutory rates for income tax and for the social contribution tax are 25% and 12%, respectively, at December 31, 1999.




      Following is the detail of income tax expense for the years ended December 31, 1999 and 1998:

                                                                                          1999                 1998
                                                                                 ------------------------------------------
      Federal income tax charge                                                         12,543               31,150
      Social contribution tax charge                                                     2,724               10,175
      Deferred taxes                                                                    (6,920)             (24,428)
                                                                                 ------------------------------------------
      Income tax expense as reported in the accompanying financial statements            8,347               16,897
                                                                                 ==========================================

      Following is a reconciliation of the reported income tax expense and the amount calculated by applying the combined statutory tax rate of 37% and 33% for the years ended December 31, 1999 and 1998, respectively:

                                                                                          1999                 1998
                                                                                 ------------------------------------------
      Tax charge at the combined statutory rate                                         13,431               19,794
          Non-deductible expenses                                                          634                2,330
          Interest on capital                                                           (6,521)                   -
          Effect of changes in tax rates                                                   803                    -
          Non-taxable income                                                                 -               (5,227)
                                                                                 ------------------------------------------
          Income tax expense as reported in the accompanying financial
          statements                                                                     8,347               16,897
                                                                                 ==========================================

      Following is an analysis of deferred income tax assets and liabilities:
      Deferred tax assets:
          Assets related to paid in capital                                             48,818                    -
          Impairment of equipment                                                        9,160                6,087
          Accrued expenses and provision for contingencies                              10,682               13,154
          Allowance for doubtful accounts                                               10,164                6,013
          Capitalized interest                                                           3,427                2,339
                                                                                 ------------------------------------------
                                                                                        82,251               27,593
      Deferred tax liabilities:
          Cumulative indexation differences                                             (6,112)              (7,192)
                                                                                 ------------------------------------------
          Net deferred tax assets                                                       76,139               20,401
                                                                                 ==========================================

          Current portion                                                               11,329               16,472
          Long-term deferred income taxes                                               64,810                3,929
                                                                                 ------------------------------------------
          Net deferred tax assets                                                       76,139               20,401
                                                                                 ==========================================

      As further explained in Note 7, the total tax of R$48,818 related to deferred asset was credited to paid in capital in the shareholders' equity section.

                      TELE NORTE CELULAR PARTICIPACOES S.A.

            Figures are in thousands of actual Brazilian Reais - R$
        for the year ended December 31, 1998 and 1999 and in thousands of constant Brazilian Reais - R$ for the year
                            ended December 31, 1997.



10.   TRANSACTIONS WITH RELATED PARTIES

      Up until the change of control of the Company on August 4, 1998, Empresa Brasileira de Telecomunicacoes S.A., a long-distance cellular telecommunications company, the predecessor companies and the other parties to the Telebras group were related to the Company. The Company has operating agreements with these companies for inter or intrastate long-distance, international telephone calls, automatic roaming and interconnection. The Company executed several service contracts with the predecessor companies to perform certain administrative tasks on the Company's behalf.

      Certain of the Company's shareholders and affiliated companies provide technical assistance and services to the Company. The consideration included in short-term liabilities related to these services amounted to R$17,526 in 1999 and R$3,656 for 1998; total expenses were R$13,870 and R$3,656 for the years ended December 31, 1999 and 1998, respectively.

11.   IMPAIRMENT OF LONG-LIVED ASSETS

      During the fourth quarter of 1998, the Company recorded a write-down of certain of its analog transmission network equipment amounting to R$18,448.

      In 1998, the Ministry of Communications granted to a newly formed consortium an additional license to provide enhanced services in the Company's concession area in the form of digital cellular services. The commercial operation of the consortium began in 1999. The introduction of competition with digital capacity in the Company's market has resulted in an acceleration of its plan to replace its existing analog equipment with more modern digital equipment. As a result, the analog transmission network equipment will be removed before the end of its useful life due to the declining demand for analog services.

      The amount of the write-down was established by comparing the fair value of the analog transmission equipment, established based on the expected future cash flow from the use of this equipment, discounted at a risk-adjusted rate, to the carrying amount of the impaired equipment.

12.   PENSION PLAN AND OTHER POST-RETIREMENT BENEFIT PLANS

      The Company, together with substantially all of the other companies in the former Telebras group, participates in a multi-employer defined benefit pension plan and other post-retirement benefit plans administered by the Fundacao Sistel de Seguridade Social ("Sistel"), a minority shareholder.

      Substantially all of Company's employees are covered by these plans. The Company contributed and charged to expense the amounts R$1,069, R$786 and R$2,152 during 1999, 1998 and 1997, respectively, related to pension fund contributions. As a member of the multi-employer plans, the Company's contributions are not segregated in separate accounts or restricted to provide benefits only to employees of the Company.

                      TELE NORTE CELULAR PARTICIPACOES S.A.

            Figures are in thousands of actual Brazilian Reais - R$
        for the year ended December 31, 1998 and 1999 and in thousands of constant Brazilian Reais - R$ for the year
                            ended December 31, 1997.




12.   PENSION PLAN AND OTHER POST-RETIREMENT BENEFIT PLANS--Continued

      In 1999, Sistel approved changes to the plan statutes resulting in the break up of plan assets and liabilities related to the active participants of each sponsor. The Company recorded a contingent liability of R$6,300 which represents its unfunded pension liability. Sistel did not break up plan assets and liabilities related to inactive participants and thus the Company will continue to sponsor the Sistel plan for such inactive participants.

      The Company also sponsors the Sistel post-retirement plans (health and life insurance). The Company will continue to participate in such plan as Sistel did not break up the assets and liabilities of such plan.

      The pension benefit is generally defined as the difference between (i) 90% of the retiree's average salary during the last 36 months indexed to the date of retirement and (ii) the value of the retirement pension paid by the Brazilian social security system. For retired employees the initial pension payment is subsequently adjusted upwards to recognize cost of living increases and productivity awards granted to active employees. In addition to the pension supplements, post-retirement health care and life insurance benefits are provided to eligible pensioners and their dependents. Sistel no longer offers post-retirement life insurance benefits, effective July 1999.

      Contributions to the plans are based on actuarial studies prepared by independent actuaries. The actuarial studies are revised periodically to identify whether adjustments to the contributions are necessary.

      The provisions of SFAS No. 87, "Employers' Accounting for Pensions", for the purpose of calculating the funded status, were applied with effects from January 1, 1992, because it was not feasible to apply them from the effective date in the standard.

      Beginning in 1998, the Company adopted the disclosure requirements of SFAS No. 132 "Employers' Disclosures About Pensions and Other Post-retirement Benefits" which revised and standardized employers' disclosures about pension and other post-retirement benefit plans. It does not change the measurement or recognition of those plans.

      The change in plans assets and benefit obligation of the Sistel pension and other post-retirement benefit plans (health and life insurance) and the related actuarial assumptions are as follows:

      Change in plan assets

                                                                 PENSION                           OTHER
                                                       -------------------------------------------------------------------
                                                             1999             1998            1999             1998
                                                       -------------------------------------------------------------------
      Fair value of plan assets at beginning of
      year                                              4,578,000        4,680,000         119,000          115,000
      Actual return on plan assets                        663,000         (238,000)         36,000          (11,000)
      Sponsors' contributions                             180,000          253,000          26,000           31,000
      Plan participant's contributions                    100,000          144,000              --
      Benefits paid                                      (322,000)        (231,000)        (23,000)         (14,000)
      Administrative expenses                             (12,000)         (30,000)         (2,000)          (2,000)
                                                       -------------------------------------------------------------------
      Fair value of plan assets at end of year          5,187,000        4,578,000         156,000          119,000
                                                       -------------------------------------------------------------------

                      TELE NORTE CELULAR PARTICIPACOES S.A.

            Figures are in thousands of actual Brazilian Reais - R$
        for the year ended December 31, 1998 and 1999 and in thousands of constant Brazilian Reais - R$ for the year
                            ended December 31, 1997.



12.   PENSION PLAN AND OTHER POST-RETIREMENT BENEFIT PLANS--Continued

      Change in benefit obligations

                                                                 PENSION                            OTHER
                                                       -------------------------------------------------------------------
                                                              1999            1998            1999               1998
                                                       -------------------------------------------------------------------
      Benefit obligation at beginning of year            9,946,000       8,716,000       1,751,000          1,935,000
      Service cost                                         308,000         463,000          59,000             60,000
      Interest cost                                        403,000         547,000          98,000             91,000
      Actuarial (gains) losses                          (4,528,000)       (231,000)       (473,000)          (316,000)
      Administrative expenses                              (12,000)        (30,000)         (2,000)            (2,000)
      Benefits paid                                       (322,000)        481,000         (23,000)           (17,000)
                                                       -------------------------------------------------------------------
      Benefit obligation at end of year                  5,795,000       9,946,000       1,410,000          1,751,000
                                                       -------------------------------------------------------------------


                                                                                       1999                1998
                                                                                 --------------------------------------
      THE WEIGHTED-AVERAGE ACTUARIAL ASSUMPTIONS, AS DETERMINED
         BY ACTUARIES, WERE AS FOLLOWS
      Discount rate for determining projected benefit obligations                     6.00%               6.00%
      Rate of increase in compensation levels                                         3.00%               3.25%
      Expected long-term rate of return on plan assets                                9.00%               10.00%


      The above rates exclude inflation.

      Health care cost trend rates of increase were projected at annual rates, excluding inflation, ranging from 6% in 1999 decreasing to 2.7% in 2048. The effect of a one percent annual increase (decrease) in the assumed health care cost trend rates would increase (decrease) the accumulated post-retirement benefits obligation at December 31, 1999 and 1998 by R$164,537 and R$183,160, respectively. Measurement of the accumulated post-retirement benefit obligation was based on the same assumptions as were used in the pension fund liability calculations.

13.   COMMITMENTS

      At December 31, 1998, the Company has capital expenditure commitments of R$68,000 related to the continuing expansion and modernization of the network.

      The Company rents equipment and premises through a number of operating lease agreements that expire at different dates. Total rent expense under these agreements was R$4,491, R$ 4,254 and R$1,809 for the years ended December 31, 1999, 1998 and 1997, respectively.

      Future minimum lease payments under non-cancelable operating leases with an initial term of one year or more are as follows at December 31, 1999.

                      TELE NORTE CELULAR PARTICIPACOES S.A.

            Figures are in thousands of actual Brazilian Reais - R$
        for the year ended December 31, 1998 and 1999 and in thousands of constant Brazilian Reais - R$ for the year
                            ended December 31, 1997.



 13.   COMMITMENTS--Continued

      Year ending December 31,

      2000                                                  3,666
      2001                                                  3,464
      2002                                                  3,241
      2003                                                  2,923
      2004 and after                                        3,635
                                             ======================
      Total minimum payments                               16,929
                                             ======================

      The Company guarantees certain debt amounting to R$2,400 of an association which owns and operates certain operating assets.

      The Company's concession requires that certain network coverage requirements and service quality milestones be met to continue to be valid and permit the Company to operate.

14.   CONTINGENCIES

      ICMS tax on monthly fees and activation fees

      The Company believes that the ICMS (Imposto sobre Circulacao de Mercadorias e Servicos), a state value-added tax, relates to telecommunications services, and therefore the application of ICMS on monthly fees, activation fees and additional services lacks legal support, as these do not constitute telecommunications services. During the fourth quarter of 1998, the Company filed an injunction with the State Treasury Department of each of the five states in which it operates and therefore stopped remitting to the state governments the ICMS on monthly fees and additional services. There can be no assurance that the Company will prevail in its proceedings and, as a result, based on advice of counsel, a provision of R$7,411 and R$6,149 was recorded in the accompanying consolidated financial statements for 1999 and 1998, respectively.

      Other litigation

      The Company is subject to legal proceedings, administrative proceedings and claims of various types in the ordinary course of its business for which an accrual of R$2,631 and R$2,894 for 1999 and 1998, respectively, have been recorded in these accompanying consolidated financial statements. In management's opinion, the ultimate settlements, if any, will not have any additional significantly adverse effect on the Company's financial condition or results of operations.

                      TELE NORTE CELULAR PARTICIPACOES S.A.

            Figures are in thousands of actual Brazilian Reais - R$
        for the year ended December 31, 1998 and 1999 and in thousands of constant Brazilian Reais - R$ for the year
                            ended December 31, 1997.



FINANCIAL INSTRUMENTS

      a) Fair value of financial assets and liabilities

         Estimated fair values of the Company's financial assets and liabilities have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimated fair values. Accordingly, the amounts presented below are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair values.

         The fair value information as of December 31, 1999 and 1998 presented below is based on pertinent information available to management as of those dates.

                                                          1999              1999              1998               1998
                                                  ------------------------------------------------------------------------
                                                     BOOK VALUE        FAIR VALUE        BOOK VALUE        FAIR VALUE
                                                  ------------------------------------------------------------------------
         Short-term debt                                36,942            36,942           -                        -
         Long-term debt                                 89,128            89,128            39,203             39,163

         The carrying value of cash, cash equivalents, trade receivables, other current assets, accounts payable and accrued liabilities are a reasonable estimate of their fair value because of the short maturities of such instruments. Interest rates that are currently available to the Company for issuance of debt with similar terms and maturities were used to estimate the fair value of long-term debt.

      b) Concentration of risks

         Credit risk with respect to trade receivables is diversified. The Company continually monitors the level of trade receivables and limits the exposure to bad debts by cutting access to the telephone network if any invoice is twenty days past due. Exceptions comprise telephone services that must be maintained for reasons of safety or national security.

         There is no concentration of available sources of labor, services, concessions or rights, other than those mentioned above, that could, if suddenly eliminated, severely impact the Company's operations.

                      GLOSSARY OF TELECOMMUNICATIONS TERMS

access charge:                      Amount paid per minute charged by network
                                    operators for the use of their network by other network operators. Also known as an "interconnection charge" or "network usage charge."

access gates:                       The points of interface between the network
                                    equipment (either dedicated or switched) and the transmission media that connect network equipment to the end user. The quantity of service is directly related to the quantity of network access gates.

AMPS (Advanced Mobile
Phone Service):                     An analog cellular telecommunications
                                    services standard utilizing the 850 MHz
                                    band in use in North America, parts of
                                    South America, Australia and various other areas.

analog: A transmission method employing a continuous electrical signal that varies in amplitude or frequency in response to changes in sound, light, position, etc., impressed on a transducer in the sending device.

analog network:                     A network using analog technology with
                                    circuit switching, capable of connecting one user with all the users, but with limited transmission capacity.

ATM (Asynchronous                   A broadband switching technology that
Transfer Mode):                     permits the use of one network for different
                                    kinds of information (e.g., voice, data and video).

automatic                           A service which permits a subscriber to use
international roaming:              his or her cellular telephone on a foreign
                                    cellular service provider's network. The subscriber may receive calls made to the subscriber's regular cellular telephone number (such calls are "automatically" passed to the foreign service provider's network).

band A service provider:            A former Telebras operating subsidiary that
                                    has been granted a concession to provide cellular telecommunications services in a particular area within a radio spectrum frequency range referred to by Anatel as "Band A."

band B service provider:            A cellular service provider that has been
                                    granted a concession to provide cellular telecommunications services in a particular area within a radio spectrum frequency range referred to by Anatel as "Band B."

base station:                       A radio transmitter/receiver that maintains
                                    communications with the cellular telephones within a given cell. Each base station in turn is interconnected with other base stations and with the public switched telephone network.

broadband services:                 Services characterized by a transmission
                                    speed of two Mbit/s or more. According to international standards, these services are divided into two categories:

                                        -    Interactive services, including
                                             videotelephone/videoconferencing
                                             (both point-to-point and
                                             multipoint); videomonitoring,
                                             interconnection of local networks,
                                             file transfer, CAD, high-speed fax,
                                             e-mail for moving images or mixed
                                             documents, broadband videotext,
                                             video on demand and retrieval of
                                             sound programs or fixed and moving
                                             images; and

                                        -    Broadcast services, such as sound
                                             programs, television programs
                                             (including high-definition TV and
                                             pay TV) and selective document
                                             acquisition.

CATV (Cable television):            Cable or fiber-based distribution of TV
                                    programs.

CDMA (Code Division
Multiple Access):                   A standard of digital cellular
                                    telecommunications technology that
                                    provides more call carrying capacity than analog or TDMA.

cell: The geographic area covered by a single base station in a cellular telecommunications system.

cell splitting:                     The process of dividing cells into smaller
                                    coverage areas by reducing the power output and the antenna height of the base station transmitter. Cell splitting increases capacity in a particular area by allowing for the further reuse of frequencies by a cellular telecommunications system.

cellular service:                   A mobile telecommunications service provided
                                    by means of a network of interconnected
                                    low-powered base stations, each of which covers one small geographic cell within the total cellular telecommunications system service area.

channel: One of a number of discrete frequency ranges utilized by a base station.

digital: A mode of representing a physical variable such as speech using digits 0 and 1 only. The digits are transmitted in binary form as a series of pulses. Digital transmission and switching technologies employ a sequence of discrete, distinct pulses to represent information, as opposed to continuous analog signal. Digital networks allow for higher capacity and higher flexibility through the use of computer-related technology for the transmission and manipulation of telephone calls. Digital systems offer lower noise interference and can incorporate encryption as a protection from external interference.

digital penetration:                The substitution of equipment capable of
                                    transmitting digital signals for equipment limited to analog transmission.

exchange:                           See Switch.

frame relay:                        A data transmission service using fast
                                    protocols based on direct use of
                                    transmission lines.

internet:                           A collection of interconnected networks
                                    spanning the entire world, including
                                    university, corporate, government and
                                    research networks from around the globe.
                                    These networks all use the IP (Internet
                                    Protocol) communications protocol.

ISDN (Integrated Services           A system in which several services (e.g.,
Digital Network):                   speech and data) may be simultaneously
                                    transmitted end-to-end in digital form.

leased high-speed data              The digital exchange of information at
communication:                      speeds exceeding 64 kbps transmitted through
                                    media that are leased to users for their exclusive use.

local loop:                         The system used to connect the subscriber to
                                    the nearest switch. It generally consists of a pair of copper wires but may also employ fiber-optic circuits, microwave links or other technologies.

manual international roaming:       A service that permits a subscriber to use
                                    his or her cellular telephone on a foreign cellular service provider's network. The subscriber may only receive calls made to a temporary number issued to the subscriber by the foreign service provider for use while roaming.

microcells:                         A small cell covered by a low-power base
                                    station. Microcells can cover small areas such as a single building.

network:                            An interconnected collection of elements.
                                    In a telephone network, these consist of switches connected to each other and to customer equipment. The transmission equipment may be based on fiber optic or metallic cable or point-to-point radio connections.

network usage charge:               Amount paid per minute charged by network
                                    operators for the use of their network by other network operators. Also known as an "access charge" or "interconnection charge."

optical fiber:                      A transmission medium which permits
                                    extremely high capacities. It consists of a thin strand of glass that provides a pathway along which waves of light can travel for telecommunications purposes.

packet-switched data                Data services based on parceling or breaking
communication services:             the data stream into packets and switching
                                    the individual packets. Information
                                    transmitted is segmented into cells of a standardized length, which are then transmitted independently of one another, allowing maximization of available capacity and usage of a single transmission path for multiple communications. The cells are then reassembled upon reaching their destination.

PBX (Private Branch Exchange):      Telephone switchboard for private use but
                                    linked to the national telephone network.

PCS (Personal Communication         PCS has come to represent two things: first,
Services):                          a digital wireless communications service
                                    operating over the 1.9 GHz band; and second, more generically, a wireless communications service utilizing a digital network that offers typical features such as voice, video and data applications, short messaging, voicemail, caller identification, call conferencing and call forwarding. Generic
                                    PCS suppliers promote this service in the ability of its features to be customized, or "bundled," to the needs of the individual customers.

Penetration:                        The measurement of the take-up of services.
                                    At any date, the penetration is calculated by dividing the number of subscribers by the population to which the service is available and multiplying the quotient by 100.

private leased circuits:            Voice, data or image transmission media
                                    leased to users for their exclusive use.

PSTN (Public Switched               The public telephone network that delivers
Telephone Network):                 basic telephone service and, in some
                                    circumstances, more advanced services.

repeaters:                          A device that amplifies an input signal for
                                    retransmission.

roaming: A function that enables subscribers to use their cellular telephones on networks of service providers other than the one with which they signed their initial contract.

satellite services:                 Satellites are used, among other things, for
                                    links with countries that cannot be reached by cable or to provide an alternative to cable and to form closed user networks.

SDH (Synchronous Digital            A hierarchical set of digital transport
Hierarchy):                         structures, standardized for the transport
                                    of suitably adapted payloads over physical transmission networks.

sectorization:                      The process of dividing cells into sectors
                                    by using directional antennae at the base station. Sectorization reduces co-channel interference which permits smaller cells and increases network capacity.

switch: A device that opens or closes circuits or selects the paths or circuits to be used for transmission of information. Switching is the process of interconnecting circuits to form a transmission path between users. Switches may also record information for billing and control purposes.

TDMA (Time Division
Multiple Access):                   A standard of digital cellular
                                    telecommunications technology, which
                                    provides more call carrying capacity than analog, but less than CDMA.

universal service:                  The obligation to supply basic service to
                                    all users throughout the national territory at reasonable prices.

value added services:               Value added services provide additional
                                    functionality to the basic transmission
                                    services offered by a telecommunications network.

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   TELE NORTE CELULAR PARTICIPACOES S.A.


                                   By: s/s Alexandre S. D'Ambrosio
                                      ------------------------------------------
                                       Alexandre S. D'Ambrosio
                                       General Counsel


Date:   June 30, 2000