Form 20-F
period 2000-12-31
TELE NORTE CELULAR PARTICIPACOES SA
filed 2001-06-29
CIK 1072345

================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------
                                    FORM 20-F
                               ------------------


[ ]      REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                      OR

[X]             ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2000

                                       OR

[ ]           TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                  For the transition period from          to

                        Commission File Number 001-14479

                               ------------------

                      TELE NORTE CELULAR PARTICIPACOES S.A.
             (Exact name of Registrant as specified in its charter)

                       TELE NORTE CELLULAR HOLDING COMPANY
                 (Translation of Registrant's name into English)

                        THE FEDERATIVE REPUBLIC OF BRAZIL
                 (Jurisdiction of incorporation or organization)

                               ------------------

                     SCN QUADRA 3, BLOCO A, SOBRELOJA NORTE
                          70713-000 BRASILIA-DF, BRAZIL
                    (Address of principal executive offices)

                               ------------------

 SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT.

      TITLE OF EACH CLASS                    NAME OF EACH EXCHANGE ON WHICH REGISTERED
      -------------------                    -----------------------------------------
  Preferred Shares without par value                   New York Stock Exchange*
  Depositary Shares, each representing                 New York Stock Exchange
  50,000 Preferred Shares

-------------------------
* Not for trading, but only in connection with the registration of American Depositary Shares on the New York Stock Exchange.

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
REPORT:

          Common Shares, without par value          124,463,251,798

          Preferred Shares, without par value       210,189,114,585

INDICATE BY CHECK MARK WHETHER THE REGISTRANT (1) HAS FILED ALL REPORTS REQUIRED TO BE FILED BY SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 DURING THE PRECEDING 12 MONTHS (OR FOR SUCH SHORTER PERIOD THAT THE REGISTRANT WAS REQUIRED TO FILE SUCH REPORTS), AND (2) HAS BEEN SUBJECT TO SUCH FILING REQUIREMENTS FOR THE PAST 90 DAYS.

                                    YES  X  NO
                                        ---    ---
INDICATE BY CHECK MARK WHICH FINANCIAL STATEMENT ITEM THE REGISTRANT HAS ELECTED TO FOLLOW:

                               ITEM 17     ITEM 18  X
                                       ---         ---

================================================================================

                                TABLE OF CONTENTS

                                                                                           PAGE
                                                                                           ----
PART I.......................................................................................1
     ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS...........................1
     ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.........................................1
     ITEM 3. KEY INFORMATION.................................................................1
     ITEM 4. INFORMATION ON THE COMPANY......................................................8
     ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS...................................24
     ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.....................................34
     ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS..............................38
     ITEM 8. FINANCIAL INFORMATION..........................................................40
     ITEM 9. THE OFFER AND LISTING..........................................................42
     ITEM 10. ADDITIONAL INFORMATION........................................................45
     ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK....................55
     ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITES.........................56

PART II.....................................................................................56
     ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES...............................56
     ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS..56
     ITEM 15. RESERVED......................................................................56
     ITEM 16. RESERVED......................................................................56

PART III....................................................................................56
     ITEM 17. FINANCIAL STATEMENTS..........................................................56
     ITEM 18. FINANCIAL STATEMENTS.........................................................F-1
              GLOSSARY OF TELECOMMUNICATIONS TERMS.........................................G-1
     ITEM 19. EXHIBITS.....................................................................E-1



                              -----------------

        Tele Norte Celular Participacoes S.A., a corporation organized under the laws of the Federative Republic of Brazil, is referred to in this annual report as the "Registrant." All references to "we," us" or the "Company" are to the Registrant and, depending on the context, its subsidiaries.

        The Registrant is one of the companies formed as a result of the breakup of Telecomunicacoes Brasileiras S.A.--Telebras, commonly referred to as "Telebras," by the federal government of Brazil in May 1998. Each of the subsidiaries was formed in January 1998 by spinning off the cellular telecommunications operations of operating companies controlled by Telebras, which we refer to in this annual report as the "predecessor companies." References to our operations prior to January 1998 are to the cellular operations of the predecessor companies. See "Item 4--Information on the Company--Historical Background" for a description of the breakup of Telebras.

        References in this annual report to:

                - the "real," "reais" and "R$" are to Brazilian reais (plural) and to the Brazilian real (singular), the currency of Brazil, and

                - "U.S. dollars," "dollars" and "U.S.$" are to United States dollars.

        This annual report contains forward-looking statements. Statements that are not statements of historical fact, including statements about our beliefs and expectations, are forward-looking statements. The words

"anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects," and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, our actual results of operations may be different from our current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments.

        Unless otherwise specified, data relating to the Brazilian telecommunications industry included in this annual report was obtained from the Brazilian independent regulatory agency Agencia Nacional de Telecomunicacoes - ANATEL, commonly referred to as "Anatel."

        The "Glossary of Telecommunications Terms" that begins on page G-1 provides the definition of certain technical terms used in this annual report.

                                    PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable.

ITEM 3.  KEY INFORMATION

A.      SELECTED FINANCIAL DATA

BACKGROUND

        The selected financial information presented below should be read in conjunction with, the consolidated financial statements and the related notes included in this annual report, as well as in "Item 5--Operating and Financial Review and Prospects."

        On May 22, 1998, in preparation for the privatization, Telebras was restructured to form twelve new holding companies, including the Registrant. The restructuring of Telebras was accomplished by means of a procedure under Brazilian law called cisao, or split-up. Virtually all the assets and liabilities of Telebras were allocated to the new holding companies. In the breakup, some assets and liabilities of Telebras, including 80.3% of the total share capital of Amazonia Celular S.A. - Amazonas (formerly known as Telamazon Celular), 86.9% of Amazonia Celular S.A. - Roraima (formerly known as Telaima Celular), 90.6% of Amazonia Celular S.A. - Amapa (formerly known as Teleamapa Celular), 69.1% of Amazonia Celular S.A. - Para (formerly known as Telepara Celular) and 66.8% of Amazonia Celular S.A. - Maranhao (formerly known as Telma Celular) were transferred to us.

        The Registrant was created effective February 28, 1998. For 1998, 1999 and 2000, our consolidated financial statements reflect the consolidated financial condition and results of operations of the Registrant and its subsidiaries. For earlier dates and periods, the consolidated financial statements reflect only the financial condition and results of operations of the cellular operations of our predecessor companies. The formation of the Registrant and its subsidiaries has been accounted for as a reorganization of entities under common control in a manner similar to a pooling of interests.

        Upon its creation, the Registrant received, in addition to the shares of its subsidiaries, assets of Telebras consisting primarily of cash. As a result, our consolidated shareholders' equity after giving effect to the breakup of Telebras was R$2.0 million higher than divisional equity at December 31, 1997.

        The subsidiaries were created, effective January 1, 1998, by splitting up the predecessor companies to separate their cellular operations from their wireline operations. The assets and liabilities of the cellular telecommunications business of the predecessor companies were transferred to the subsidiaries at their indexed historical costs. The revenues and expenses associated with these assets and liabilities were also allocated to the subsidiaries. For 1998, 1999 and 2000, our consolidated financial statements reflect the operations of our subsidiaries as fully independent companies. For prior years, our consolidated financial statements reflect the cellular operations of the predecessor companies but are not necessarily indicative of what our financial condition and results of operations would have been if the cellular operations of the predecessor companies had been under separate legal entities.

        In preparing financial statements for years prior to 1998, it was not possible to determine the amount of the predecessor companies' cash and nonspecific debt that should be allocated to the cellular operations, and there was no shareholders' equity specifically attributable to the cellular operations. As a result, the presentation of our consolidated financial statements for 1996 and 1997 is different from 1998, 1999 and 2000. In particular, the statements of operations for 1996 and 1997 do not include interest income or taxes and include only the allocable portion of interest expense. As a result, they do not present net income and historical earnings per share information.

        Our accounting methodology changed in 1998 to reflect the lower level of inflation in Brazil. Through December 31, 1997, our consolidated financial statements recognize certain effects of inflation and have been restated in constant reais of December 31, 1997 purchasing power. The restatement was made using the integral restatement method prescribed by the Brazilian Securities Commission (Comissao de Valores Mobiliarios), commonly known as the "CVM," which is an acceptable method of recognizing effects of inflation under U.S. GAAP. Inflationary gains or losses on monetary assets and liabilities were allocated to their corresponding income or expense caption in the consolidated statements of operations. Inflationary gains or losses without a corresponding income or expense caption were allocated to other net operating income (expense).

        During 1997, the three-year cumulative inflation rate fell below 100%, and as a result we no longer use the integral restatement method effective January 1, 1998. The consolidated financial statements for 1998, 1999 and 2000 are presented in nominal reais and do not recognize effects of inflation. Financial statements for prior dates and periods, which are restated in constant reais of December 31, 1997, have not been further restated.

        In May 2000, the Registrant contributed the capital stock of its other four subsidiaries to Amazonia Celular S.A. - Maranhao. At the same time Amazonia Celular S.A. - Maranhao acquired the minority interests in the four subsidiaries by means of redemptions and conversions of shares into Amazonia Celular S.A. - Maranhao capital stock. As a result, Amazonia Celular S.A. - Maranhao became the only direct subsidiary of the Registrant and the sole shareholder of each of Amazonia Celular S.A. - Amazonas, Amazonia Celular S.A. - Roraima, Amazonia Celular S.A. - Amapa and Amazonia Celular S.A. - Para.

        The Registrant intends to merge the four subsidiaries into Amazonia Celular S.A. - Maranhao before the end of 2001, contingent on the approval of Anatel.

        The consolidated financial statements have been audited by Ernst & Young Auditores Independentes S/C for 1998, 1999 and 2000 and by KPMG Auditores Independentes for prior years. The consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States, commonly known as "U.S. GAAP."

U.S. GAAP SELECTED FINANCIAL INFORMATION

                                                                              YEARS ENDED DECEMBER 31,
                                                 -----------------------------------------------------------------------------------
                                                       1996             1997              1998              1999             2000
                                                 -------------- -------------------- -------------- ---------------- ---------------
                                                  (IN THOUSANDS OF CONSTANT REAIS AS          (IN THOUSANDS OF NOMINAL REAIS,
                                                          OF DECEMBER 31, 1997)                    EXCEPT PER SHARE DATA)
 STATEMENT OF OPERATIONS DATA:
  Net revenues.................................        166,453        219,316            232,555          308,846          480,622
 Operating income..............................        106,204        118,727             57,910           33,747           30,153
 Income before unallocated interest and taxes..         86,869         84,532                 --               --               --
 Net income(1).................................             --             --             31,532           19,383            7,947
 Basic and diluted income per thousand common
   shares(1)...................................             --             --               0.09             0.06             0.02
 Dividends per thousand common shares(2).......             --             --               0.01             0.02             0.01
 Number of shares (in thousands)...............             --             --        334,399,027      334,399,027      334,652,366

 OTHER FINANCIAL DATA:
 EBITDA(3).....................................        113,676        131,023             96,624           84,129           86,883
 Capital expenditures..........................        105,467         51,768             31,672          151,037          187,121

                                                                                 AS OF DECEMBER 31,
                                                 --------------------------------------------------------------------------------
                                                          1996            1997             1998             1999         2000
                                                 ---------------- ---------------  ----------------- ------------- --------------
                                                    (IN THOUSANDS OF CONSTANT              (IN THOUSANDS OF NOMINAL REAIS)
                                                 REAIS AS OF DECEMBER 31, 1997)
 BALANCE SHEET DATA:
 Cash and cash equivalents.....................             --            8,845           78,733           69,233       164,740
 Working capital...............................          6,580           17,161           78,654           43,213       156,995
 Total assets..................................        207,558          266,137          358,724          569,680       846,717
 Long-term debt (including current portion)....         16,842           24,057           39,203           89,128       348,900
 Divisional equity.............................        137,315          157,192               --               --            --
 Shareholders' equity..........................             --               --          189,852          252,306       261,812

-------------------------------

(1) Net income and earnings per share have not been presented for 1996 and 1997 because interest and income taxes could not be segregated from our predecessor company. See Note 8 to the consolidated financial statements.

(2) Dividends per common shares were calculated based upon the number of outstanding shares on the date of declaration of dividends.

(3) EBITDA consists of operating income plus depreciation and amortization and, in 1998, impairment of assets. We believe that EBITDA is a standard measure that is commonly reported and widely used by analysts, investors and others in the wireless communications industry. The information has been disclosed in this annual report to permit a more complete comparative analysis of our operating performance and capitalization relative to other companies in the industry. These indicators should not be considered as a substitute or alternative for net income or cash flows.



EXCHANGE RATES

        The following table presents the period end, average, high and low, noon buying rate reported by the Federal Reserve Bank of New York, expressed in reais per U.S. dollar for the periods indicated. The noon buying rate at June 27, 2001 was R$2.3320 per U.S.$1.00.

                                                                   AVERAGE FOR
                   YEAR                    PERIOD-END               PERIOD(1)                 HIGH                    LOW
---------------------------------------   -----------             ------------             ----------            ----------
 1996..................................      1.0393                  1.0080                  1.0413                 0.9733
 1997..................................      1.1165                  1.0805                  1.1166                 1.0394
 1998..................................      1.2085                  1.1640                  1.2090                 1.1160
 1999..................................      1.8090                  1.8640                  2.2000                 1.2074
 2000..................................      1.9510                  1.8350                  1.9722                 1.7420
 December 2000.........................                                                      1.9810                 1.9530
 January 2001..........................                                                      1.9770                 1.9380
 February 2001.........................                                                      2.0470                 1.9820
 March 2001............................                                                      2.1750                 2.0220
 April 2001............................                                                      2.2950                 2.1460
 May 2001..............................                                                      2.3590                 2.2010

--------------------------

(1) Represents the average of the exchange rates on the last day of each month.

B.      CAPITALIZATION AND INDEBTEDNESS

        Not applicable.

C.      REASONS FOR OFFER AND USE OF PROCEEDS

        Not applicable.

D.      RISK FACTORS

RISKS RELATING TO DOING BUSINESS IN BRAZIL

Brazilian political and economic conditions have a direct impact on our business

        Our business, prospects, financial condition and results of operations are dependent on general economic conditions in Brazil, and in particular on economic growth and its impact on demand for telecommunications services, the cost and availability of financing and exchange rates between Brazilian and foreign currencies.

        The Brazilian economy has been characterized by frequent and occasionally drastic intervention by the Brazilian government and volatile economic cycles. The Brazilian government has often changed monetary, taxation, credit, tariff and other policies to influence the course of Brazil's economy. Our business, prospects, financial condition and results of operations may be adversely affected by changes in policy including tariffs, exchange controls and other matters as well as factors such as currency fluctuations, inflation, price instability, interest rates, tax policy and other political, social and economic developments in or affecting Brazil.

        Rapid changes in Brazilian political and economic conditions that have already occurred and that might continue will require continued emphasis on assessing the risks associated with our activities and adjusting our business and operating strategy. Future developments in Brazilian government policies or in the Brazilian economy, over which we have no control, may reduce demand for our services in Brazil, impact the market price of the preferred shares and ADSs and adversely affect our business, financial condition and results of operations.

State defaults may adversely affect the market price of the preferred shares and ADSs

        The Brazilian economy may be adversely affected by changes in the relationship between Brazilian federal and state governments. In January 1999, the state of Minas Gerais suspended its payments to the federal government on approximately R$18.3 billion of debt. Shortly after, the state of Rio Grande do Sul obtained an injunction permitting it to make its debt payments into an escrow account pending resolution of the request by seven states to renegotiate their refinancing agreements with the government. After the federal government announced that it could no longer guarantee state obligations to international financial institutions, the World Bank suspended loans to the states of Minas Gerais and Rio Grande do Sul.

        The Brazilian government subsequently initiated negotiations with the states to refinance loans to them and with the World Bank to secure funding for such loans. In late February 1999, President Cardoso issued a provisional measure under which the Brazilian government proposed to refinance the commercial bank and securities debt of the states and municipalities for a period of 30 years. In February 2000, the state of Minas Gerais entered into a debt rescheduling agreement with the federal government. Although relations between the Brazilian federal government and the state of Minas Gerais have improved and stabilized, renewed friction and the risk of default by state governments may have negative effects on the economy of the states where we operate and may undermine investor confidence. This, in turn, could have a negative effect on our business, prospects, financial condition and results of operations, as well as on the market price of our securities.

A significant devaluation of the real as compared to the U.S. dollar could have a negative effect on our profit margin

        The relationship of Brazil's currency to the value of the U.S. dollar, and the relative rates of devaluation of Brazil's currency and the prevailing rates of inflation, have affected and may affect our business, prospects, financial condition and results of operations.

        After its introduction on July 1, 1994, the real initially appreciated against the U.S. dollar. In an effort to address concerns about the overvaluation of the real relative to the U.S. dollar and to avoid a situation similar to the economic crisis that resulted from the rapid devaluation of the Mexican peso, the Brazilian government introduced a new exchange rate policy in March 1995 which established a trading band for the real against the U.S. dollar with a view to a gradual devaluation of the real relative to the U.S. dollar.

        As a result of economic instability in Brazil in late 1998 and early 1999 resulting in large part from the Asian and Russian crises, the trading band was abandoned and the real was allowed to float freely. This resulted in a significant devaluation of the real against the U.S. dollar. Since January 1, 1999 the real/U.S. dollar exchange rate has ranged from a low of R$1.21 per U.S.$1.00 on January 4, 1999 to a high of R$2.16 per U.S.$1.00 on March 3,
1999. On June 27, 2001, the rate was R$2.3320 per U.S.$1.00.

        A significant devaluation of the real as compared to the U.S. dollar may have a material negative effect on our financial condition and results of operations because a large portion of our indebtedness (which we incur mainly to finance our capital expenditure requirements such as the purchase of equipment to grow our infrastructure and the purchase of handsets, which we resale to our subscribers either at or below cost) is denominated in U.S. dollars while substantially all of our revenues are denominated in reais. In the case of a significant devaluation of the real in the future, it is unlikely that we will be able to pass on the additional cost to our subscribers. If we are unable to do this, our profit margins will decrease. There can be no assurance that the real will maintain its current value or that the Brazilian government will not reimplement the trading band policy or any other type of currency exchange control mechanism.

Exchange controls and restrictions on remittances abroad may adversely affect holders of ADSs

        Holders may be adversely affected by the imposition of restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil and the conversion of Brazilian currency into foreign currencies. The Brazilian government imposed remittance restrictions for approximately three months in 1989 and early 1990. These restrictions can hinder or prevent the conversion of dividends, distributions of the proceeds from any sale of preferred shares, as the case may be, into U.S. dollars and the remittance of the U.S. dollars abroad. We cannot assure you that the Brazilian government will not take similar measures in the future.

RISKS RELATING TO THE TELECOMMUNICATIONS INDUSTRY AND OUR BUSINESS

Our future prospects remain uncertain due to significant change in the wireless industry

        The wireless industry is experiencing significant change. This includes the increasing pace of digital upgrades in existing analog wireless systems, evolving industry standards, ongoing improvements in the capacity and quality of digital technology, shorter development cycles for new products, and enhancements and changes in the end-user needs and preferences. There is uncertainty as to the pace and extent of growth in customer demand, as well as the extent to which airtime and monthly recurring charges may continue to decline. Also, alternative technologies may develop for the provision of services to customers that are superior to what we are able to provide. We cannot assure you that technological developments will not materially adversely affect us.

We face increasing competition which may adversely affect our market share and our margins

        Our results of operations have been affected by the opening of the Brazilian market for cellular telecommunications services to competition in 1998. Competition from other wireless telecommunications services, such as digital trunking and paging services, may increase with certain changes in economic conditions, such as increases in services. Technological changes in the telecommunications field, such as the development of personal communications services, or PCS, and mobile satellite, have resulted and are expected to result in the entry of additional competitors. A number of the authorizations to operate PCS auctioned by the Brazilian telecommunications regulatory agency in early 2001 have resulted in the addition of two more competitors in our region:
Telemar, the principal wireline operator in our region with a significant presence in the rest of Brazil and Telecom Italia Mobile, a mobile telephony operator with a presence virtually throughout Brazil. Telemar and Telecom Italia Mobile are expected to commence operations in early 2002. In addition, a future auction not yet scheduled could result in the addition of one more PCS operator in our region.

        The entry of new competitors using PCS technology is likely to force us to migrate our cellular mobile services to PCS to be able to provide a similar breadth of services as our competitors. This migration will require significant capital expenditures.

        The growth of Norte Brasil Telecom S.A., which we refer to as "NBT," the Band "B" cellular operator which began operations in our region in October 1999, has resulted in the gradual reduction of our market share, which was 75% at December 31, 2000. Increasing competition from NBT and new entrants will continue to adversely affect our market share and our margins. Our ability to compete successfully will depend on marketing and on our ability to anticipate and respond to competitive factors affecting the industry, including new services that may be introduced, changes in the consumer preferences, demographic trends, economic conditions and discount pricing strategies by competitors. Though the introduction of competition into our industry is relatively recent, it is substantial and has already pushed us to adjust our marketing strategies. In particular, we have had to subsidize the cost of handsets to our subscribers in response to a similar strategy by our Band B competitor. We cannot predict which of many possible factors will be important to maintain our competitive position or what expenditures will be required to develop and provide such technologies, products or services.

We may experience a high rate of customer turnover which could increase our costs of operations and reduce our revenues

        We determine average monthly contract churn for a given period by dividing the sum of all contract subscribers disconnected during such period by the sum of the beginning-of-month contract subscribers for each of the months in such period, expressed as a percentage. We do not count as disconnected contract subscribers who migrate to our prepay service voluntarily. A high rate of customer churn could have a material adverse affect on our competitive position and results of operations.

        During 2000, our average monthly contract churn increased significantly in comparison with 1999. Churn is primarily a consequence of the increase in competition and of economic problems in Brazil which have resulted in an increase in unemployment and a decrease in salaries in real terms. To the extent competition and/or economic problems in Brazil increase, our contract churn will likely increase. This would have a negative effect on our revenues.

Regulatory developments could hurt our business

        We operate under a concession that authorizes us to provide specific services and requires us to meet minimum standards of quality and availability. Our business, including the services we provide and the rates we charge, is subject to comprehensive regulation under Brazilian law. Because we are subject to extensive regulation, adverse changes in these regulations could negatively impact our operations and our cost of doing business. In particular, new rules are being proposed that would require operators like us to wait at least 60 days for a bill to be past due before we can suspend service. The approval of such rule would increase our bad credit exposure since we currently have a 19-day policy.

Use of hand-held phones may pose health risks

        Media reports have suggested that radio frequency emissions from wireless handsets may be linked to various health problems, including cancer, and may interfere with various electronic medical devices including hearing aids and pacemakers. Concerns over radio frequency emissions may discourage use of wireless handsets or expose us to potential litigation, which could have a material adverse effect on our business, prospects, financial condition and results of operations.

We depend on key personnel; if they were to leave us, we would have insufficient qualified employees

        Our operations are managed by a number of key management personnel, the loss of whom could materially affect our operations. The success of our company depends in part on our ability to hire and retain highly-skilled and qualified management personnel. The competition for highly-qualified management personnel in the telecommunications industry is intense and, accordingly, we cannot assure you that we will be able to hire or retain management personnel necessary for our success.

The technology we use may be made obsolete by the technology used by our competitors

        All companies in the global telecommunications industry must adapt to rapid and significant changes in technology. The technology that we select in our wireless business may be challenged by competition from new or improved digital technologies supporting wireless service or other services in the near future. Technological changes may adversely affect our competitive position, require substantial new capital expenditures and/or require write-downs of obsolete technology. We are currently in the process of determining how we will migrate from our current TDMA technology to more advanced PCS technological solutions such as GSM or CDMA. This migration will require significant capital expenditures.

Current disputes among our shareholders may affect the management of the Company

        Since October 2000, the shareholders composing the controlling block of Telpart Participacoes S/A have been in litigation against one another, disputing the right to appoint Board Members for Telpart, Telemig and Tele Norte. Each of the parties involved has obtained injunctions at some point of the dispute. At the present time, the members of the Board of Directors of our Company are those appointed after an injunction was granted in favor of Telesystem International Wireless (TIW), shareholder of Telpart. The composition of our Board of Directors reflects the actual percentage share participation of each of the parties involved in the dispute. There can be no assurance that the shareholders' dispute will not affect the operations of the Company.

RISKS RELATED TO OUR SECURITIES

Developments in other markets may adversely affect the market price of preferred shares and ADSs

        Brazilian securities markets are, to varying degrees, influenced by economic and market conditions in other emerging market countries, as well as in the United States. Although economic conditions are different in each country, investors' reaction to developments in one country can affect the securities markets and the securities of issuers in other countries, including Brazil. The 1997 Asian economic crisis and the 1998 Russian debt moratorium and devaluation of the Russian currency caused volatility in the international financial markets and a significant decline in a large number of market indices, including Brazil. Currently, high interest rates and the possibility of an economic slowdown in the United States, as well as the political and financial uncertainty in Argentina, have also negatively affected the Brazilian securities markets. These developments adversely affect our ability to raise capital when needed at favorable rates and the market price of our securities.

The relative volatility and illiquidity of the Brazilian securities markets may adversely affect holders of our securities

        Brazilian securities market is substantially smaller, less liquid and more volatile than major securities market in the United States. This may substantially limit the ability to sell the preferred shares underlying our ADSs at a price and time at which a holder wishes to do so. The Sao Paulo Stock Exchange, which is the principal Brazilian stock exchange, had a market capitalization of approximately U.S.$225 billion as of April 30, 2001 and an average monthly trading volume of approximately U.S.$9.0 billion for 2000. In comparison, the New York Stock Exchange had a global market capitalization of U.S.$17.0 trillion as of December 31, 2000 and an average monthly trading volume of approximately U.S.$43.9 billion for 2000.

Our ADSs have fewer and less well-defined shareholders' rights

        Our corporate affairs are governed by our charter and Brazilian corporate law, which may differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as Delaware or New York, or in other jurisdictions outside Brazil. In addition, the rights of holders of preferred shares under Brazilian corporate law to protect their interests relative to actions taken by our board of directors or the holders of common shares are fewer and less well defined that under the laws of those jurisdictions outside Brazil

        Rules and policies against self-dealing and regarding the preservation of shareholder interests may be less well developed and enforced in Brazil than in the United States, potentially disadvantaging holders of the preferred shares and ADSs. Specifically, among other differences when compared to, for example, Delaware general corporation law, Brazilian corporate law and practice has less detailed and well-established rules and judicial precedents relating to the review of management decisions against duty of care and duty of loyalty standards in the context of corporate restructuring, transactions with related parties, and sale-of-business transactions. In addition, shareholders must hold 5% of the outstanding share capital of a corporation to have standing to bring shareholders' derivative suits, and shareholders ordinarily do not have standing to bring a class action.

ITEM 4.INFORMATION ON THE COMPANY

A.      HISTORY AND DEVELOPMENT OF THE COMPANY

THE REGISTRANT AND ITS OPERATING SUBSIDIARIES

        We provide cellular telecommunications services in a region comprising the Brazilian states of Para, Amazonas, Maranhao, Amapa, and Roraima under concessions granted by the federal government of Brazil. Cellular telecommunications services were first offered by one of our predecessor companies in the state of Maranhao in April 1994.

        The Registrant was incorporated as a sociedad anonima with an indefinitive term on February 28, 1998 under the laws of the Federative Republic of Brazil under the name "Tele Norte Celular Participacoes S.A."

        The Registrant's headquarters are located at SCN, Quadra 3, Bloco A, Sobreloja Norte, 70713-000 Brasilia-DF, Brazil, and its telephone number is 5561-429-5600.

        The following table presents the contribution made by each subsidiary to our net operating revenues and net income for the year ending December 31, 2000 and our shareholding in each subsidiary at December 31, 2000.

                                          % OF NET
                                          OPERATING        % OF SHARE        % OF VOTING
                                          REVENUES           CAPITAL            STOCK
                                          ---------         ---------        ------------
SUBSIDIARY OF REGISTRANT
----------------------------------
Amazonia Celular S.A. - Maranhao.          22%                75.0%            89.8%

SUBSIDIARIES OF TELMA CELULAR S.A:
----------------------------------
Amazonia Celular S.A. - Para.....          40%               100.0%           100.0%
Amazonia Celular S.A. - Amazonas.          30%               100.0%           100.0%
Amazonia Celular S.A. - Amapa....           5%               100.0%           100.0%
Amazonia Celular S.A. - Roraima..           3%               100.0%           100.0%

        In May 2000, we announced a plan to merge our four indirect subsidiaries into Amazonia Celular S.A. - Maranhao. Our planned consolidation is contingent upon the approval of Anatel and the Brazilian Securities Commission (Comissao de Valores Mobiliarios). We believe that the consolidation of our operations into a single integrated structure will result in cost efficiencies and an improved quality of service.

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

        In January 1998, in preparation for the restructuring and privatization of the Telebras System, the cellular telecommunications operations of Telebras's operating subsidiaries were spun off into separate companies. In May 1998, Telebras was restructured to form, in addition to Telebras, twelve new holding companies by means of a procedure under Brazilian corporate law called cisao, or split-up. Virtually all the assets and liabilities of Telebras, including the shares held by Telebras in the operating companies of the Telebras System, were allocated to the new holding companies.

        The new holding companies, together with their respective subsidiaries, consist of:

                - eight cellular service providers, each operating in one of eight cellular regions,

                - three wireline service providers, each providing local and intraregional long-distance service in one of three wireline regions, and

                - Embratel Participacoes S.A. - Embratel, which provides domestic and international long-distance telephone service throughout Brazil.

        The Registrant is one of the new cellular holding companies. In the breakup of Telebras, the Registrant was allocated all the share capital held by Telebras in the operating subsidiaries of the Telebras System that provided cellular telecommunications services in the states of Para, Maranhao, Roraima, Amapa and Amazonas. In July 1998, the federal government sold substantially all its shares of the new holding companies, including the Registrant, to private-sector buyers. The federal government's shares of the Registrant were purchased by Telpart Participacoes S.A., which we refer to as "Telpart," a consortium comprising TIW do Brasil Ltda., Opportunity MEM S.A. and a group of five Brazilian pension funds.

        Our capital expenditures in 1998 were approximately R$32 million. We invested to expand and increase the capacity of our mobile telecommunications network.

        In 1999, we spent R$151 million in capital expenditures. We invested in the expansion and improvement of our network. In particular, we commenced the digitalization of our network. We also directed substantial investments to launch prepay services.

        In 2000, our capital expenditures were R$187 million. Approximately R$169 million was invested on our network, mainly to increase traffic capacity to absorb the large increase in customer base. Investments were also made to expand coverage to new municipalities and roads and to launch new services such as Internet access and SMS.

        In 2001, we plan to spend approximately R$200 million (excluding the completion of projects began in 2001) primarily to:

                - increase the capacity of our network through the increase of the capacity of our switches;

                -       continue the digitalization of our network;

                - expand our coverage to include 17 new towns through the installation of approximately 105 new cell sites; and

                -- improve the quality of service by repositioning cell sites, replacing equipment and installing amplifiers.

        Through April 2001, we have spent approximately R$46 million of our projected capital expenditures.

B.      BUSINESS OVERVIEW

OUR REGION

        Our region covers an area of approximately 3,532,000 square kilometers, representing approximately 41% of Brazil's area. Its population of approximately
14.8 million inhabitants represents approximately 9.0% of the population of Brazil. Our region has 18 metropolitan areas with populations in excess of 100,000 people, including the cities of Belem, Manaus, Sao Luis, Boa Vista and Macapa. During 2000, our region generated approximately 4.4% of Brazil's gross domestic product. At December 31, 2000, we had 755,665 subscribers.

        The map below shows the location of our region within Brazil.

                           [MAP OF BRAZIL GRAPHIC]

        The following table presents the population, gross domestic product and per capita income statistics for each state in our region at the dates and for the year indicated.

                                           AT DECEMBER 31, 2000     YEAR ENDED DECEMBER 31, 2000
                                      ----------------------------  ----------------------------
                                      POPULATION     % OF BRAZIL'S    % OF BRAZIL'S   PER CAPITA
 STATE                                (MILLIONS)(1)  POPULATION(1)        GDP(2)       INCOME(2)
-----------------------------------  -------------- --------------  --------------- ------------
Maranhao.........................          5.4            3.3             0.8         R$1,348
Para.............................          6.0            3.7             1.7           2,698
Amazonas.........................          2.7            1.7             1.7           5,990
Amapa............................          0.4            0.3             0.2           3,565
Roraima..........................          0.3            0.2             0.1           2,862
                                       --------       --------        --------        --------
Region...........................         14.8            9.2             4.5           2,293
                                       ========       ========        ========        ========

-------------------
(1) Estimates of the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatistica - IBGE), at August, 2000.

(2)     Data for 1998 as published by the Central Bank of Brazil.


        Our business, financial condition, results of operations and prospects depend in part on the performance of the Brazilian economy and the economy of our region, in particular. See "Item 5--Operating and Financial Review and Prospects--Brazilian economic environment" for a description of the Brazilian economic conditions.

OUR SERVICES

General

        We offer cellular telecommunications service to our subscribers through a variety of rate plans. We offer analog and, commencing in late 1999, digital cellular services. At December 31, 2000, we had a total of 755,665 subscribers. Of this number, 46.1% were contract subscribers and 53.9% were prepay subscribers.

        We offer internet-related services such as online banking, short-messaging, e-mail, customized news and interconnectivity for notebooks and palm pilots. We also offer value-added services such as voicemail, call forwarding, call waiting, call conferencing, caller line identification and three-way calling. In addition, we provide special services such as customized telephone sounds and display of icons and convenience service such as weather forecast, locksmiths, plumbers, etc., each through the mobile handset. We also began to sell cellular telephones in 1999. We do not expect these sales to be a significant component of our revenues.

Contract subscribers

        Contract subscribers consist primarily of high-income individuals, including professionals, executives and entrepreneurs, who use their handsets for both personal and business purposes.

        A contract subscriber's handset is activated upon signing of a service contract. The service contract provides, among other things, the terms and conditions of the specific service plan elected by the subscriber. See "--Sources of revenue--Subscriber rates" for a description of our service plans.

Seasonality

        Our business is subject to seasonality to some degree. Our traffic tends to be higher in December because of the Christmas holidays and in July, the driest month of the year, because subscribers tend to vacation then at beaches within our region. Subscriber additions tend to be higher in December and lower in July because of the same reasons.

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

Contract churn

        We determine average monthly contract churn for a given period by dividing the sum of all contract subscribers disconnected during such period by the sum of the beginning-of-month subscribers for each of the months in such period, expressed as a percentage. We do not count as disconnected contract subscribers who migrate to our prepay service voluntarily.

        Our average monthly contract churn in 1998, 1999 and 2000 was 1.3%, 1.7% and 2.4%, respectively. The significant increase in contract churn in 2000 as compared to 1999 was due to the increase in competition in our region and continuing economic problems in Brazil that have resulted in higher unemployment and a decrease in salaries in real terms. With the anticipated growth of competition, we may experience increased contract churn.

Quality of service

        We have experienced at times quality of service problems, including busy circuits, lack of system availability and dropped calls. In 2000, the average "all circuits busy rate" (as a percentage of calls attempted) was 2.2%, the average system availability on first call attempted was 93.4% and the average dropped call rate was 1.4%. At present, we are not experiencing any significant quality of service problems and exceed most of the quality of service requirements established by Anatel. See "--Regulation of the Brazilian telecommunications industry--Obligations of telecommunications companies--Quality of service" for a description of these obligations.

Roaming

        Through agreements with other cellular service providers, we offer automatic roaming services throughout Brazil that allow our subscribers to make and receive calls while out of our region. In addition, we provide cellular telecommunications service to subscribers of other mobile cellular service providers while they are in our region. We charge the other service providers pursuant to roaming agreements for the service provided to their subscribers. See "--Operating agreements--Roaming agreements" for a description of our roaming arrangements.

Internet-related services

        In December 2000, we became the first company in Brazil, together with our affiliate, Telemig Celular Participacoes S.A., to provide internet access through cellular telephones using TDMA. We invested approximately R$1.2 million in this project. We utilized a Wireless Application Protocol (WAP) platform from Ericsson, Circuit Switched Data technology from Nortel and Nokia handsets.

        We are able to provide our subscribers with online banking customized news, short-messaging and e-mail, as well as internet connectivity for their notebook or palm pilot, through their cellular handset.

NETWORK AND SUBSCRIBER DATA

        The following table sets forth information on our subscriber base, coverage and related matters at the dates and for the years indicated.

                                                                 1998        1999        2000
                                                               -------     -------     --------
Cellular lines in service at year-end:
  Contract subscribers....................................     218,600     265,600     347,953
  Prepay subscribers......................................          --      78,000     407,712
                                                              --------    --------    --------
                                                               218,600     343,600     755,665

                                                                 1998        1999        2000
                                                               -------     -------     --------
Net subscriber growth during year.........................        5.2%         57%        120%
Estimated population of our region at year-end (millions)
  (1).....................................................        14.2        14.7        14.8
Estimated covered population at year-end (millions) (2)...         7.4         8.2         8.8
Percentage of population covered at year-end (3)..........       50.3%       56.9%       61.0%
Penetration at year-end (4)...............................       1.49%        2.5%        5.2%
Average monthly incoming minutes of use per subscriber:
  Contract subscribers....................................         108         117         110
  Prepay subscribers......................................          --          73          88
Average monthly outgoing minutes of use per subscriber:
  Contract subscribers....................................         108         111         118
  Prepay subscribers......................................          --          23          18
Average monthly revenues per subscriber: (5)
  Contract subscribers....................................        R$93        R$83        R$81
  Prepay subscribers......................................          -           32          27
                                                               -------     -------     -------
    Total average.........................................        R$93        R$81        R$59
Cost of acquisition per subscriber (6)....................        R$23       R$149       R$125

-------------------

(1) Estimates of the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatistica - IBGE) at August, 2000.

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

        Our concessions contain network expansion and modernization obligations. See "--Regulation of the Brazilian telecommunications industry--Obligations of telecommunications companies." We believe that we will be able to meet all these obligations.

SOURCES OF REVENUE

General

        We generate revenue from:

                - usage charges, which include airtime charges for outgoing calls and roaming and other similar charges,

                -       monthly subscription charges,

                - network usage fees which are amounts charged by us to other cellular and wireline service providers, and to Embratel as the long-distance service provider, for use of our network,

                -       sales of handsets, and

                - other charges, including charges for internet access, short-messaging, customized news, call forwarding, call waiting and call blocking, among others.


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

        In February and October 2000, we introduced several new plans and modified existing ones in order to better address different market segments. The following table sets forth the average rates for these plans as of February, 2001.

          RATE INFORMATION FOR OUR INDIVIDUAL CONTRACT SERVICE PLAN(1)

                                                                                                                 FALE
                                                  FALE         FALE        FALE         FALE        FALE         MAIS      FALE MAIS
                                     BASIC       MAIS 1       MAIS 2      MAIS 3       MAIS 4      MAIS 5       JOVEM       ESPECIAL
                                     -----       ------       ------      ------       ------      ------       -----       --------
Activation fee (2)...............    100           0            0           0             0           0            0           0
Monthly subscription fee.........     33.88       26.68        43.11       67.74        101.62      136.51        17.45       33.88
Airtime charges per minute:
VC1..............................      0.43        0.40         0.37        0.34          0.34        0.34         0.68        0.34
VC2..............................      0.81        0.52         0.52        0.34          0.34        0.34         0.73        0.34
VC3..............................      0.92        0.83         0.83        0.83          0.83        0.83         1.23        0.83
DSL1.............................      0.41        0            0           0             0           0            0.34        0
DSL2.............................      0.46        0.52         0.52        0.34          0.34        0.34         1.23        0.34
AD (per call) ...................      0.77        0.41         0.41        0.34          0.34        0.34         0.41        0.34
Minutes free of time charges ....      0          26           60         130           260         400            0          33

----------------
(1) The rates presented are in reais and are the base rates charged by us, without giving effect to any promotional discounts offered from time to time, and include any applicable value-added taxes.

(2) For digital services. Activation fee is R$49.00 reais for analog services.

             RATE INFORMATION FOR OUR CORPORATE AND PREPAY PLANS(1)

                                                                     EMPRESA
                                                    EXECUTIVOPRO       PRO           PREPAY
                                                    ------------     -------         ------
Activation fee ..................................        0              0              0
Monthly subscription fee ........................       33.88          10.70           0
Airtime charges per minute:
VC1..............................................        0.30           0.30           0.76
VC2..............................................        0.30           0.30           0.76
VC3..............................................        0.70           0.70           1.02
DSL1.............................................        0              0              0
DSL2.............................................        0.55           0.55           1.02
AD (per call) ...................................        0.33           0.33           1.02
Minute free of time charges .....................         --             --            0

----------------

(1) The rates presented are in reais and are the base rates charged by us, without giving effect to any promotional discounts offered from time to time, and include any applicable value-added taxes.

Fees for internet-related services

        I.WAP. Our monthly fee for i.wap, our internet access service, is R$9.00 (except for the state of Para, where it is R$9.68). In addition, there is a per minute charge for every minute in excess of thirty minutes equal to the normal rate of the plan of the specific subscriber.

        I.ONLINE. This is a news, short-messaging and e-mail service through the cellular handset. The subscriber chooses the type and amount of news it wants to receive and pays a single rate based on the package chosen. The receipt of messages via internet or e-mail is included with the package. The following are the applicable rates (except in the State of Para where there is a 5% increase):

                 TYPE OF PACKAGE                        CONTRACT              PREPAY
       ---------------------------------------       -------------------  --------------
       Kit 1 (2 news items per day)                   R$3.90 per month     R$0.19 per day
       Kit 2 (10 news items per day)                  R$5.90 per month     R$0.29 per day
       Kit 3 (unlimited number of news items)         R$8.90 per month     R$0.39 per day

        I.MENSAGEM. This is a short-messaging and e-mail service through the cellular handset. The rate charged is R$0.19 for each message sent (except in the state of Para, where the rate is R$0.21). There is no charge for messages received.

        I.NET. This service permits the subscriber to connect to its notebook or palm pilot through its mobile handset. The subscriber pays a per minute fee equal to the normal rate of the plan of the specific subscriber.

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

Network usage fees

        We earn revenues from any call, cellular or wireline, originating with another service provider and terminating on a cellular telephone within our region. We charge the service provider from whose network the call originates a network usage fee for every minute our network is used in connection with the call. The average network usage fee per minute we charged to other service providers was R$0.21 in 1996 and R$0.19 in 1997, 1998 and 1999, respectively, net of value-added taxes. This fee was increased to R$0.22 in January 2000, and R$0.27 in November 2000.

SALES AND MARKETING

General

        We divide our market into categories corresponding to the amount of cellular telephone usage. Anatel's regulations require that cellular telecommunications service be provided to all individual applicants, regardless of income level, in the order in which applications are received. In order to assist in managing the risk of payment defaults, we conduct credit checks on our customers. We can interrupt service if a customer fails to make timely payments. See "--Billing and collection."

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

        COMPANY STORES. We provide telecommunications services through company-owned stores located in metropolitan centers. Such stores are effective in building image and brand awareness through the exclusive provision of our telecommunications services. Company stores also provide standard levels of service, greater accountability and consistent customer service. Although the majority of sales at company stores consists of subscriptions for cellular telecommunications services, the stores also sell handsets, generally for prices at or near cost, in connection with the sale of both contract and prepay subscriptions. At December 31, 2000, we had 9 company stores, as well as 3 mobile stores.

        INDEPENDENT DISTRIBUTORS. We select our independent distributors based on their creditworthiness and an assessment of their premises. All of our independent distributors receive basic training relating to the activation of cellular telecommunications service. Independent distributors receive a commission that varies from R$60 to R$110 for each new contract customer they sign up for service, provided that the customer retains and pays for service for at least three months. The amount of the commission varies depending on the plan that is subscribed to. In addition, independent distributors receive a mark-up margin on each sale of a handset and prepay card kit for use by prepay subscribers.

        At December 31, 2000, we had 352 independent distributor outlets, located primarily in metropolitan centers. Approximately 90% of the sales generated by our independent distributors are made by distributors with whom we have exclusivity arrangements. Our exclusive independent distributors include well-known retailers and supermarket claims with high quality points of sale. All exclusive marketing distributors receive marketing support and, in some cases, financing from us to assure that they maintain desirable standards of service. The Company's management believes that the quality and breadth of the exclusive independent distribution network gives the Company an advantage over its competitors.

        RETAILERS. We make prepay cards available at approximately 7,000 points of sale. We distribute through 29 retailers, which include national and regional franchises and chains, such as Yamada.

        In early 1999, we introduced the brand "Amazonia Celular." Amazonia Celular is now the brand name under which the cellular telecommunications services of all of our subsidiaries are marketed. Our internet-related services are marketed under the "i.amazoniacelular" brand name.

Customer service

        We run a centralized call center, located in Belem, state of Para. We provide our subscribers with 24-hour, seven-day customer service to answer inquiries and resolve problems throughout our region. At December 31, 2000, we had 203 service attendants.

        Through our customer service attendants, we are able to provide immediate service to customers for requests such as reactivation, addition of value-added services and number changes, among others. During 2000, our customer service team answered, on average, in excess of 368,000 calls per month, with an average duration of 160 seconds. Our customer service department also answered an average 1,043 letters and e-mails per month.

BILLING AND COLLECTION

        Our billing system, which was developed by LHS Communication System Incorporated and has been in operation since 1999, has four main functions:

                -       subscriber registration,

                -       subscriber information management,

                -       accounts payable management, and

                -       billing and collection.

        To smooth the billing and collection cycles, we use seven staggered cycles each month.

        Brazilian law provides that subscribers must receive a bill at least five days before the due date. Our billing policy provides that if a subscriber's payment is more than 19 days past due we suspend service until we receive full payment for all outstanding charges. If a subscriber's payment is more than 90 days past due, we discontinue service and the subscriber is churned.

        After each collection cycle, we reconcile the roaming and network usage fees owed to and owing from other telecommunications service providers. For domestic and international long-distance calls made by our subscribers, we forward the amounts due for such calls to Embratel and charge Embratel a fee for the use of our cellular telecommunications network.

        Our provisions for doubtful accounts were 5.6%, 16.5%, 10.2% and 6.9% of service revenues in 1997, 1998, 1999 and 2000 respectively. The increase in the level of doubtful accounts from 1997 to 1998 is due primarily to an increase in the number of customers with relatively lower income, an increase in subscription fraud and adverse economic conditions in Brazil. In the fourth quarter of 1998, we put in place new credit and collection policies and an anti-fraud system in order to reduce the level of bad debt. As a result of these measures, there was a significant decrease in bad debt in 1999 and 2000.

        We experienced a problem with the software of our billing system from October 1999 through March 2000, which resulted in the understatement of airtime charges of a portion of our subscribers. This problem, which did not have a material adverse effect on our financial condition, has since been resolved.

        We are currently in the process of replacing our billing system to better adapt it to our own new value-added services and to allow us to track subscriber patterns and build subscriber data. We expect to complete the replacement by early 2002.

OUR NETWORK

        At December 31, 2000, our cellular telecommunications network covered approximately 61% of our region's population. We continue to expand our cellular telecommunications network to cover as broad a geographical area as is economically feasible in order to meet consumer demand. Under our concessions, we have obligations concerning network expansion. See "--Regulation of the Brazilian telecommunications industry--Obligations of telecommunications companies," for a description of these obligations.

        We increase the capacity and improve the quality of our cellular telecommunications network by building new base stations and adding channels to existing base stations. This development is carried out in response to projected subscriber demand. We believe that our cellular telecommunications network will require further development to meet increasing demand for cellular telecommunications services in and around our region's major metropolitan areas. To increase capacity, in 2000, we installed a new Ericsson MSC 5000 switch. See "--Quality of service."

        At December 31, 2000, our cellular telecommunications network consisted of seven cellular switches, three mini-switches, 321 cell sites and five repeaters. Our seven switching centers are located in Belem (two), Manaus (two), Sao Luis, Macapa and Boa Vista. Since then, we have continued to build out our network by installing approximately 20 new cell sites. We plan to install approximately 105 new cell sites during 2001.

        We centralized our network administration system in the City of Belem, where we installed a network operating center (NOC). This system is capable of monitoring the base stations, switching centers and all critical network operational parameters in real time. We analyze the performance data generated by this system in order to make the operating adjustments and capital expenditures necessary to maintain and enhance network operations. In addition, technicians operating this system have the ability to rapidly evaluate and respond to technical difficulties in network operations.

        In 1999, we digitalized our cellular network using TDMA technology. We also implemented our own digital transmission systems in the cities of Belem, Manaus and Sao Luis, providing a significant increase in network quality, as well as a reduction in leased line costs. In December 2000, approximately 85% of our traffic was digital. This coverage increased to 90% in March 2001.

        We believe that digitalization offers advantages, including greater network capacity, reduced operating costs and additional revenue through the sale of value-added services. Digital cellular telecommunications service also offers subscribers greater security. Digital cellular telephones are generally more expensive than analog telephones. Following digitalization, we expanded our coverage to meet the requirements established in our concessions and the increasing demand for cellular service in the area.

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

        We installed a nationwide fraud detection system licensed from Digital Equipment Corporation. This system aids in fraud detection in various ways, including identifying instances of simultaneous usage by a single subscriber, call frequency and unusually high usage patterns. The system has been operational within our region since August 1998 and allows us to detect cloning within one to three days of commencement of usage.

        We are also planning to implement an authentication center solution to effectively detect and prevent fraud before it happens, without affecting our legitimate subscribers. The authentication center prevents wireless fraud by authenticating mobile stations upon registration, call origination and call termination. The authentication operations make it possible to immediately detect the presence of a clone with no noticeable impact to the legitimate subscribers. The authentication center will be used first on international roaming, given that the national network is not currently apt for this solution.

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

COMPETITION

General

        Our mobile telephony services market share in our region was 75% in 2000, as compared to 92% in 1999. This decrease is due to increased competition. We expect our market share to decrease gradually as new competitors enter the market and our existing competitor continues to build out its network in our region.

        The General Telecommunications Law provides for the introduction of competition in telecommunications services in Brazil. To further this objective, the Brazilian federal government has been auctioning off frequency ranges for mobile telephony services covering different areas of Brazil, including our region.

        As a company spun off from the Telebras System, we use a frequency range referred to as "Band A". The Brazilian federal government has conducted, and plans to conduct, auctions for four other frequency ranges, named bands "B," "C," "D" and "E."

        We believe that some of the new entrants in our region may be seeking to develop a national footprint in Brazil. To the extent these new entrants are able to develop a national footprint, they will be able to enjoy economies of scale currently unavailable to us.

        The entry of new competitors may have a material adverse effect on our business, financial condition, results of operations or prospects. Any adverse effects on our results and market share from competitive pressures will depend on a variety of factors that cannot now be assessed with precision and that are beyond our control. These factors include, among others, the identity of the competitors, their business strategies and capabilities, prevailing market conditions at the time, the regulations applicable to new entrants and us and the effectiveness of our efforts to prepare for increased competition. One or more new competitors may have technical or financial resources greater than ours.

Band B competition

        The Band B license covers a geographic region similar to the region covered by our concession. The license to provide mobile telephony services

        The concession to provide cellular telecommunications services in our region on Band B was granted to Norte Brasil Telecom, which we refer to as "NBT," a direct subsidiary of Tele Centro Oeste Celular Participacoes S.A. NBT paid R$60.5 million for the concession and commenced to provide digital cellular telecommunications service based on the TDMA standard in October 1999.

        The rights and obligations of NBT under its concessions are substantially the same as ours under our concession. However, our concessions expire in 2009 and NBT's licenses expire in 2013. Both may be renewed at the discretion of Anatel for additional 15-year periods. NBT, a company ultimately owned by Splice do Brasil, an industrial company, currently provides cellular telecommunications services also in the states of Goias, Mato Grosso do Sul, Mato Grosso, Rondonia, Acre, Tocantins and the Federal District.

Band C competition

        The Brazilian federal government held an auction in January 2001 for the Band C frequency range for personal communications services, commonly known as "PCS," covering a geographic region that included our region. There were no bidders so the Brazilian federal government plans to hold a new auction, possibly in 2002.

Band D competition

        The Brazilian government held an auction in February 2001 for the Band D frequency range for PCS covering a geographic region that included our region. Telemar Participacoes S.A., a holding company that owns the principal wireline service provider in our region, won the auction. Telemar is expected to commence operations in our region in early 2002.

Band E competition

        The Brazilian federal government held an auction in March 2001 for the Band E frequency range for PCS covering a geographic region that included our region. Telecom Italia Mobile, which is a mobile telephony operator in other parts of Brazil, won the auction. Telecom Italia Mobile is expected to commence operations in our region in early 2002.

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

        We believe that wireline service providers do not present a significant threat or new competition for the provision of telecommunications services, as over 90% of our current subscribers have wirelines. The primary wireline service provider in our region is Tele Norte Leste Participacoes S.A., which is controlled by Telemar. The second company to obtain a concession to provide wireline telecommunications service in our region is Vesper S.A., a consortium comprised of Bell Canada International, Wireless Local Looping, Qualcomm Incorporated, SLI Wireless and Taquari Participacoes S.A. Vesper S.A. began providing wireline telecommunications service in February 1999.

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

OPERATING AGREEMENTS

Interconnection agreements

        The provision of interconnection services to other telecommunications service providers is obligatory upon request of another service provider.

        We have entered into interconnection agreements with NBT, our Band B competitor, with Embratel and Intelig, two long distance carriers, with Vesper, a wireline operator, and with our predecessor companies. The terms of these interconnection agreements include provisions for the number of connection points, the method by which signals must be received and transmitted and the costs and fees of interconnection. In addition, network usage charges are assessed based on the terms of these agreements. These agreements do not have termination provisions; we believe that Anatel would not allow a termination prior to the expiration and non-renewal of a concession to avoid possible potential disruptions in telecommunications. See "--Regulation of the Brazilian telecommunications industry--Obligations of telecommunications companies--Interconnection."

Roaming agreements

        The provision of roaming services to other telecommunications service providers is obligatory upon request of another service provider.

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

REGULATION OF THE BRAZILIAN TELECOMMUNICATIONS INDUSTRY

General

        Our business, including the services we provide and the rates we charge, is subject to comprehensive regulation under the Minimum Law (Lei Minima), the General Telecommunications Law, a new comprehensive regulatory framework for the provision of telecommunications services enacted by Anatel in November 1998 and various related administrative enactments. We operate under a concession that authorizes us to provide cellular services and requires compliance with some obligations.

        Anatel is the regulatory agency for telecommunications under the October 1997 Regulation of the National Telecommunications Agency (Regulamento da Agencia Nacional de Telecomunicacoes). Anatel, which is administratively independent and financially autonomous, is required to report on its activities to the Ministry of Communications. Anatel has authority to propose and issue regulations that are legally binding on telecommunications service providers. Any proposed regulation must undergo a period of public comment, which may include public hearings, and may be challenged in Brazilian courts.

Concessions and authorizations

        Concessions and other types of authorizations to provide telecommunications services are granted under the public regime or the private regime. Our concession was granted under the private regime and we are subject to some obligations imposed by Anatel, which we describe below under "--Obligations of telecommunications companies."

        Pursuant to the Minimum Law, the Band A and Band B service providers have been granted concessions. Each concession is a specific grant of authority to provide cellular telecommunications services conditioned on compliance with requirements contained in the applicable list of obligations appended to each concession. If a cellular service provider wishes to offer any telecommunications service other than the cellular telecommunications service authorized by its concession, it may apply to Anatel for a license to offer such other services.

        Each concession has been granted for an initial period of 15 years and may be renewed at the discretion of Anatel for further periods of 15 years if the list of obligations has been met. Our concessions to provide cellular telecommunications services in the states of Para, Amazonas, Maranhao, Amapa and Roraima expire in March 2009, August 2009, April 2009, May 2009 and July 2009, respectively. These periods are shorter than 15 years because they each represent the residual period of the original concession granted to our predecessor companies.

        Until December 31, 2001, the provision of cellular telecommunications services is limited to one Band A service provider and one Band B service provider in any single region.

        Beginning in January 1, 2000, Anatel has held auctions for authorizations to use Bands C, D and E frequency ranges for PCS. These authorizations differ from concessions in that the authorizations are for an indeterminate time period and Anatel reserves the right to cancel them at anytime. However, the frequency designation is for a period of 15 years.

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

        QUALITY OF SERVICE AND NETWORK EXPANSION. We, like the Band B operator, are subject to obligations concerning quality of service and network expansion and modernization. If we fail to meet these obligations we may be fined. Penalties can be of up to 0.05% of annual net operating revenues per day until full compliance, subject to a variable maximum penalty amount.

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

        We must also provide cellular telecommunications service to municipalities in our region in accordance with the following requirements:

                                                         MINIMUM COVERAGE REQUIRED
                                                               BY NOVEMBER 4,
                                           --------------------------------------------------
POPULATION OF MUNICIPALITY (1)                  1999          2000         2001         2002
                                           --------------------------------------------------
30,000 to 50,000......................          --            --            --           70%
50,000 to 75,000......................          --            --            80%          --
75,000 to 100,000.....................          --            90%           --           --
100,000 to 200,000....................         100%           --            --           --
Maximum average installation waiting
time (in days) (2)....................         120            30            15            5

-------------------

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

        Anatel has not yet published quality of service or network expansion requirements for Band C, D and E operators.

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

        Beginning in 2001, Anatel now requires network operators to permit co-location of equipment. Co-location means that a network operator permits another party to place its switching equipment in or near the local exchange of the network operator and to connect to the network at this location. Co-location is currently a matter for negotiation between interested parties.

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

C.      ORGANIZATIONAL STRUCTURE

        The Registrant is a company incorporated on February 28, 1998 under the laws of the Federative Republic of Brazil. The Registrant owns 75% of the share capital and 89.8% of the voting stock of Amazonia Celular S.A. - Maranhao, a cellular service operator in the state of Maranhao.

        Amazonia Celular S.A. - Maranhao is also the sole owner of Amazonia Celular S.A. - Para, Amazonia Celular S.A. - Amazonas, Amazonia Celular S.A. - Amapa and Amazonia Celular S.A. - Roraima, each a cellular service operator in the states of Para, Amazonas, Amapa and Roraima, respectively.

D.      PROPERTY, PLANT AND EQUIPMENT

        Our principal physical properties consist of transmission equipment, switching equipment and base stations. Our headquarters are located in Brasilia and we lease approximately 3,200 square meters of office space in the cities of Belem, Macapa, Sao Luiz and Boa Vista and own approximately 2,480 square meters of office space in Manaus.

        We also lease the sites where our cellular telecommunications network equipment is installed. At December 31, 2000, we had seven cellular switches in Belem, Maraba, Sao Luiz, Manaus, Macapa and Boa Vista, 321 cell sites and five repeaters, all of which were located on land leased by us. Most of these leases are renewable every five years. In addition, we lease approximately 390 retail stores throughout the region.

        Our switches have a total capacity of approximately 1.4 million subscribers, assuming an average traffic volume higher than what the Company has experienced to date. In terms of processors our capacity is approximately 1.9 million subscribers.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        This item should be read in conjunction with the consolidated financial statements and accompanying notes included elsewhere in this annual report, which were prepared in accordance with U.S. GAAP.

PRESENTATION OF FINANCIAL INFORMATION

        On May 22, 1998, in preparation for the privatization, the Telebras System was restructured to form twelve new holding companies, including the Registrant. The restructuring of the Telebras System was accomplished by means of a procedure under Brazilian law called cisao or split-up. Virtually all the assets and liabilities of Telebras were allocated to the new holding companies. In the breakup, certain assets and liabilities of Telebras, including 80.3% of the total share capital of Amazonia Celular S.A. - Amazonas, 86.9% of Amazonia Celular S.A. - Roraima, 90.6% of Amazonia Celular S.A. - Amapa, 69.1% of Amazonia Celular S.A. - Para and 66.8% of Amazonia Celular S.A. - Maranhao were transferred to us.

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

        During 1997, the three-year cumulative inflation rate fell below 100%, and as a result we no longer use the integral restatement method effective January 1, 1998. The consolidated financial statements for 1998, 1999 and 2000 are presented in nominal reais and do not recognize effects of inflation. Financial statements for prior dates and periods, which are restated in constant reais of December 31, 1997, have not been further restated.

CONSOLIDATION OF OPERATIONS WITH AFFILIATE

        In order to create operating efficiencies and reduce costs, the Company entered into a shared services arrangement in February 2001 with its affiliate, Telemig Celular Participacoes S.A. Pursuant to this arrangement, the financial, marketing, call center and human resources areas, as well as a portion of the engineering area, of each company is managed by a single team.

PREPAY SUBSCRIBERS

        Since the inception of our prepay plan in June 1999, the number of prepay subscribers has grown to represent approximately 53.9% of our total subscribers at December 31, 2000. A prepay subscriber can activate a cellular phone, purchase a prepaid card with a fixed amount of credit to be used over a period of up to 180 days and credit the prepaid card value to the subscriber's account either at a customer service center or by a phone call. The customer will have access to cellular service until the credit is fully used or otherwise until the card expires at the end of 180 days, whichever occurs first.

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

        We believe the prepay service offerings provide an opportunity to improve margins because, compared to the average contract plan, prepay plans involve higher average per minute airtime charges, a lower cost to acquire prepay subscribers and the absence of billing costs, credit concerns and payment risk. Prepay customers are also potential customers for other services and products offered by us, and we focus marketing efforts on migrating qualified prepay customers to higher revenue contract plans. In addition, we are exploring new methods to increase minutes of use by our prepay customers. Prepay customers, on average, have substantially lower minutes of use than contract customers and do not pay monthly fees and, as a result, generate substantially lower average monthly revenues per customer.

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

                -       sales of handsets; and

                -       other services and charges.

        Unbilled revenues from the billing date to the month-end are estimated and recognized as revenue during the month in which the service is provided. Effective January 1, 1998, the Registrant defers activation fees. These fees are amortized over twelve months, the estimated effective contract life. Revenue from the sales of prepay cards is recognized according to the minutes used for each card.

        We began to sell handsets in the second quarter of 1999. Because of competitive pressures, we have had to subsidize the cost of handsets to our subscribers. This has a negative effect on our operating margin.

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

TAXES ON TELECOMMUNICATIONS SERVICES

        The cost of telecommunications services to subscribers includes a variety of taxes. The average rate of all such taxes, as a percentage of our gross operating revenues, was approximately 20.5% in 1998, 21.5% in 1999 and 20.5% in 2000. The principal taxes are a state value-added tax, the Imposto sobre Circulacao de Mercadorias e

Servicos, commonly known as the "ICMS," and a municipal tax or servicer, the Imposto sobre Servicos, referred to as the "ISS". The ICMS is a tax that the Brazilian states impose at varying rates on revenues from the sale of goods and services, including telecommunications services. The ICMS rate in each state in our region is 25% for domestic telecommunications services, except in Amapa, where it was 17% until December 1999 and 25% after. The ISS is imposed on services not subject to the ICMS and its average rate is 5%.

        Other taxes on gross operating revenues include two federal social contribution taxes, the Programa de Integracao Social, referred to as "PIS," and the Contribuicao para Financiamento da Seguridade Social, known as "COFINS," imposed on some telecommunications services at a combined rate of 3.65% of gross operating revenues. Prior to February 1999, the combined rate of both taxes was 2.65%.
        In June 1998, the governments of the individual Brazilian states approved an agreement to interpret existing Brazilian tax law to apply the ICMS effective July 1, 1998 to some services to which the ICMS had not previously been applied, including cellular activation and monthly subscription. The agreement also provides that the ICMS may be applied retroactively to activation services rendered during the five years before June 30, 1998. See "Item 8--Financial Information--Consolidated statements and other financial information--Legal proceedings" for a fuller description of these developments.

        In 2000, the federal government established the following contributions which will affect future Company operations:

                - Contribution for the Fund of Globalization of Telecommunication Services - "Fust"

        Fust was established by Law 9,998 of August 17, 2000, in order to provide resources to cover the cost exclusively attributed to fulfilling obligations for globalization of telecommunication services that cannot be recovered with efficient service exploration or that is not the responsibility of the concessionaire.

        Contribution to Fust, by all telecommunication services companies, started on January 2, 2001, at the rate of 1% of the amount of gross operating telecommunication services revenue.

                - Contribution for the Fund of Telecommunication Technological Development - "Funttel"

        Funttel was established by Law 10,052 of November 28, 2000, in order to stimulate the process of technological innovation, enhance human resources capacity, generate new job positions and promote access by small- and medium-sized companies to capital resources, in order to amplify the competitiveness of the Brazilian telecommunications industry.

        Contribution to Funttel, by all telecommunication services companies, started on March 28, 2001, at the rate of 0.5% of the amount of gross operating telecommunication services revenue.

A.      RESULTS OF OPERATIONS

        The following discussion presents comparisons of results of operations for 2000 and 1999 and for 1999 and 1998.

2000 COMPARED TO 1999

Net revenues

        Net revenues were R$480.6 million in 2000, compared to R$308.8 million in 1999, representing an increase of 56%. The increase is attributable mainly to a 30% increase in revenues derived from the provision of cellular services and from a 270% increase in revenues derived from the sale of handsets.

        Revenues from the provision of cellular services were R$356.7 million in 2000, a 30% increase from R$275.3 million in 1999. The service revenues increase did not follow the 96% increase in the average subscriber base because of the introduction of prepay service in the second quarter of 1999. This service provides access to the same service of the contract program, except that users pay in advance for the service by way of purchase of cards. New subscribers under the prepay plan generally generate less revenues than the contract users. At December 31, 2000, 407,712 subscribers, or 53.9% of the total subscriber base, were under the prepay program. We believe that a significant portion of our new subscribers will adhere to the prepay program, resulting in a lower increase in revenues as compared to the number of subscribers.

        Revenues derived from sales of handsets increased 270% to R$123.9 million in 2000 from R$33.5 million in 1999. The substantial increase was due to record additions in 2000.

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

        In 1999, NBT, a competing cellular service provider, began operating for the first time in our region. Two additional competitors, Telemar and Telecom Italia, are expected to commence PCS operations in early 2002. One more PCS operator is also expected to enter our market sometime in 2002. We expect that competition will contribute to declining prices and will affect our ability to maintain growth in our subscriber base.

Cost of services

        Cost of services reached R$150.2 million in 2000, or 42% of service revenues, compared to R$113.9 million, or 41% of service revenues, in 1999.

Selling, general and administrative expenses

        Selling, general and administrative expenses were R$144.6 million in 2000, or 41% of service revenues, compared to R$90.6 million, or 33% of service revenues in 1999. The increase, as a percentage of service revenues, is mainly attributable to the adoption of new marketing and sales strategies required by an intensely competitive environment, together with a substantial increase in commissions resulting from higher activations and an increase in marketing and advertising costs.

        Despite the significant unmet demand in our region, as evidenced by the low penetration rate of 5.2% at December 31, 2000, we believe that it will be more costly in the future to attract new subscribers.

Pension plan expense

        Until December 1999, we participated in a multi-employer defined benefit pension plan administered by Fundacao Telebras de Seguridade Socia--Sistel. Effective January 1, 2000, the plan was modified into a multiple employer pension plan with respect to active employees. The expense recorded in 2000 represents the net periodic cost computed as per SFAS 87. See Note 12 to the consolidated financial statements.

Bad debt expense

        Bad debt expense was R$24.8 million, or 6.9% of service revenues, in 2000, compared to R$28.1 million, or 10% of service revenues, in 1999. The decrease in bad debt expense as a percentage of service revenues was due to the strengthening of credit controls and the improvement of collection procedures.

        We maintain an allowance for past due accounts receivable in an amount equal to our estimate of probable future losses on such accounts, based on historical losses and the current level of overdue accounts receivable. We also immediately charge off any account receivable arising from fraud. Cellular service is cut off to customers who have accounts receivable that are more than 19 days past due.

        In the fourth quarter of 1998, we put in place new credit and collection policies, and in 1999 we implemented an anti-fraud system to reduce our level of bad debt. As a result of these measures, bad debt expense reduced significantly in 1999 and in 2000.

Interest income (expense)

        Net interest expense was R$6.4 million in 2000, compared to a net interest income of R$14.9 million in 1999. The change was due to an increase in consolidated indebtedness in 2000 related to the funding of capital expenditures.

Foreign exchange (gain) loss

        Foreign exchange loss was R$13.6 million in 2000, compared to a foreign exchange loss of R$12.4 million in 1999.

Income taxes

        We recorded a R$1.5 million income tax credit in 2000, notwithstanding the fact that we had income before taxes. This compares to an income tax expense of R$4.2 million in 1999. The tax credit is attributable mainly to the recording of tax incentives and certain non-taxable income. Income taxes include social contribution taxes.

        The combined statutory tax rate in 2000 was 34%. The effective rate of tax on pretax income in 1999 was 23% compared to the combined statutory rate of 37%. The difference between the effective tax rate and the combined statutory rate in 1999 is attributable to the declaration of interest on capital. Interest on capital consists of tax deductible dividend. See Note 9 to the consolidated financial statements.

Net income

        As a result of the above, net income was R$7.9 million for 2000 and R$19.4 million for 1999.

1999 COMPARED TO 1998

Net revenues

        Net revenues were R$308.8 million in 1999, compared to R$232.6 million in 1998, representing an increase of 33%. The increase is attributable mainly to a 32% increase in the average number of subscribers in 1999 as compared to 1998, as well as the introduction of handset sales in the second quarter of 1999 to assist our distribution network. The handsets revenues, which totaled R$33.5 million in 1999, did not contribute to our profit as the handsets were sold at, or near, cost.

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

Income taxes

        Income taxes, which include social contribution taxes, were R$8.3 million in 1999 compared to R$16.9 million in 1998. The effective rate of tax on pretax income in 1999 was 23%, compared to the combined statutory rate of 37%. The decrease is attributable to the declaration of interest on capital in December 1999. Interest on capital consists of tax deductible dividend. See Note 9 to the consolidated financial statements.

Net income

        As a result of the above, net income was R$19.4 million for 1999 and R$31.5 million for 1998, or R$0.06 and R$0.09 per thousand common shares, respectively.

B.      LIQUIDITY AND CAPITAL RESOURCES

GENERAL

        In 2000, cash provided by operating activities was R$75.3 million. EBITDA, which we define as operating income plus depreciation and the charge for impairment of long-lived assets, was R$86.9 million. At December 31, 2000, we had cash and cash equivalents of R$164.7 million.

INDEBTEDNESS

        Our total debt was R$348.9 million at December 31, 2000, as compared to R$126.1 million at December 1999. Of our total debt, R$213.3 million was denominated in U.S. dollars bearing interest at three- or six-month LIBOR plus an annual rate of 0.4% to 5.75%, and R$135.6 million was in reais bearing interest at a rate of 3.8% over the long-term interest rate (which was 9.75% at December 31, 2000) disclosed by the Central Bank. All of our indebtedness is unsecured and arises from equipment financing. See "Item 10. Additional Information--C. Material contracts" for a description of our principal credit agreements.

        At December 31, 2000, 9% of our dollar-denominated debt was hedged against exchange rate fluctuation. The hedging instrument exchanges fixed rates (13.9% to 14.9%) over the U.S. dollar variation for an internal floating rate (interbank deposit rate).

        On December 15, 2000, we obtained a R$162.6 million five-year credit facility from the Brazilian National Economic and Social Development Bank (Banco Nacional de Desenvolvimento Economico e Social (BNDES)) and a consortium of three Brazilian banks: Banco Itau, Bradesco and Alfa. We have drawn down R$133 million to be invested in the expansion of our coverage and in the introduction of new services. Of this amount, R$116 million have an annual interest of 3.8% over the long-term interest rate disclosed by the Brazilian Central Bank (which was 9.75% at December 31, 2000), and R$17 million have an annual interest rate of 3.8% over the average cost of BNDES' Currency Basket, which is based on the rates and charges, including taxes, applicable in BNDES debt obligations in foreign currencies (which was 9.29% plus currency basket charges at December 31, 2000).

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

        Since the privatization of Telebras, these restrictions have not applied. We are now able to determine our own capital expenditure budget although, as is the case with telecommunications service providers, we must comply with build-out obligations under our concessions. See "--Regulation of the Brazilian telecommunications industry--Obligations of telecommunications companies" for a description of these obligations.

        Our capital expenditure priorities include build out of our network to increase coverage, improvement of overall quality and increase of the level of digitalization of our network. We spent R$187 million in capital expenditures in 2000.

        We currently expect that our capital expenditures for the year 2001 will be approximately R$200 million. Because a substantial portion of capital expenditures is denominated in U.S. dollars, further devaluation of the real could require that the estimate be increased. The estimated amount and timing of capital expenditures may also be affected by a number of other risks and uncertainties. We are unable to project capital expenditures for 2002 and 2003 at this time because they will depend to a large degree on which technological solution we select for the overlay of our TDMA network. We are currently studying GSM and CDMA as options.

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

Brazilian political environment

        Our business, results of operations and financial condition may be adversely affected by changes in governmental policy affecting factors such as, among others,

                -       currency fluctuations,

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

        Fernando Henrique Cardoso, who was Finance Minister at the time of implementation of Brazil's latest economic stabilization plan, commonly referred to as the "Real Plan," was elected President of Brazil in October 1994 and reelected in October 1998 for an additional four-year term, which began in January 1999. President Cardoso is the leader of a coalition of six political parties that represents a majority in the federal Congress. His party, the Brazilian Social Democratic Party, holds the second largest number of seats in the coalition.

        In January 1999, the new Governor of the state of Minas Gerais, who belongs to an opposition party, announced that his state would suspend payments on its debt to the federal government for 90 days. The Governor of the state of Rio Grande do Sul subsequently obtained a court order permitting his state to make its debt payments into an escrow account, pending resolution of a request of seven states to renegotiate refinancing agreements they had reached with the federal government in 1997. The federal government responded by seeking to withhold constitutionally-mandated transfers to the state of Minas Gerais. The federal government also notified certain international financial institutions that it will no longer guarantee those states' obligations to those institutions, leading the World Bank to suspend loans to the states of Minas Gerais and Rio Grande do Sul.

        In February 1999, President Fernando Henrique Cardoso issued a provisional measure under which the Brazilian government proposed to refinance the commercial bank and securities debt of the states and municipalities for a period of 30 years. In February 2000, the state of Minas Gerais entered into a debt rescheduling agreement with the federal government. Although relations between the Brazilian federal government and the state of Minas Gerais have improved and stabilized, renewed friction between the federal government and the state governments may undermine investor confidence, have a negative effect on the Brazilian economy and negatively impact states in our region. If the Brazilian economy or the economy of states in our region were to be adversely affected by a default, our operations and the market price of the preferred shares and ADS may be adversely affected.

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

        EFFECTS OF INFLATION AND IMPACT OF REAL PLAN. Since the introduction of the real as the new Brazilian currency in July 1994, inflation has remained controlled although it has increased since the devaluation of the real in January 1999. Inflation was 9.8% in 2000, 20.0% in 1999 and 1.7% in 1998, as
measured by the IGP-DI, a general price index. High inflation places pressure on our rates and invites federal government efforts to control inflation by holding down the rates that Brazilian public utilities are permitted to charge.

        The table below shows the Brazilian general price inflation (according to the IGP-DI) and devaluation of the Brazilian currency against the U.S. dollar for the periods shown:

                                                                   YEAR ENDED DECEMBER 31,
                                                               -----------------------------
                                                                2000        1999        1998
                                                               --------  ----------  -------
 Inflation (IGP-DI).......................................      9.8%       20.0%       1.7%
 Devaluation of the real vs. U.S. dollar..................      8.4%       48.0%       8.0%

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

        EFFECTS OF FOREIGN CRISES ON THE BRAZILIAN ECONOMY. In November 1997, in a move to counteract speculation of Brazilian currency devaluation generated by the financial crisis in the Asian markets, the Brazilian government increased annual interest rates from approximately 20% to approximately 40%. This sudden and dramatic increase in interest rates had the immediate effect of severely dampening the availability of consumer credit. By April 30, 1998, these rates had decreased to approximately 23%. Partly as a result of these events, the Brazilian economy was driven into a recession. The market indices of the Brazilian securities market declined significantly, and the market price of our preferred shares was adversely affected.

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

        In response to continued high capital outflows, on January 15, 1999 the Central Bank announced that it would no longer intervene in the foreign exchange market, except in exceptional circumstances to mitigate excessive volatility, thereby allowing the real to U.S. dollar exchange rate to fluctuate freely. Since January 15, 1999, the real has traded in a volatile and sometimes illiquid market. The real devalued by 48.0% and 8.4% against the U.S. dollar in 1999 and 2000, respectively. At June 27, 2001, the noon buying rate was R$2.3320 to U.S.$1.00.

        Shortly after the devaluation, in order to minimize excessive market volatility and reduce the inflationary effects of the devaluation, the Central Bank raised interest rates to more than 40% per annum. Interest rates have since decreased, and stood at 16.75% at June 19, 2001, but are still high and have affected consumer and business confidence.

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

        Brazil has also been affected by events taking place in Ecuador and Argentina. In late 1999, Ecuador missed a payment on the country's U.S.$5.9 billion Brady bond debt, becoming the first country ever to default on a Brady bond debt. Argentina has been facing political and financial uncertainty since the election in October 1999 of a new president who belongs to a political party different from that of the prior president. More recently, a proposal made by the Argentine Finance Minister in April 2001 to modify the existing one-to-one exchange rate of Pesos into dollars has negatively affected the Brazilian securities markets as well as the value of the real.

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

                - delays in the granting, or the failure to grant, approvals for rate increases,

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

        We began to face competition in our region in the fourth quarter of 1999 and anticipate that competition will contribute to declining prices for cellular telecommunications services and increasing pressure on operating margins. Our future growth and results of operations will depend significantly on a variety of factors, including:

                -       our ability to attract new subscribers,

                -       the rate of growth of our subscriber base,

                -       the usage and revenue generated from our subscribers,

                -       the level of airtime,

                -       equipment prices,

                -       the rate of churn, and

                -       our ability to control costs.

        We expect to face competition from Telemar, the Band D PCS auction winner, and Telecom Italia, the Band E PCS auction winner, beginning in January 2002. We also expect to face competition from a Band C PCS entrant sometime in 2002. The scope of increased competition and any adverse effects on our results and market share will depend on a variety of factors that we cannot now assess with precision and many of which are beyond our control.

C.      RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

        In connection with the breakup of Telebras, we were required to enter into a three-year contract in May 1998 with Telebras' Center for Research and Development (Centro de Pesquisa e Desenvolvimento da Telebras) under which we are obligated to contribute a maximum of R$1.2 million per year to the Center during the three years ending May 2001. We do not conduct any independent research and primarily depend upon the manufacturers of telecommunications products for the development of new hardware.

D.      TREND INFORMATION

        We expect a significant increase in competition. Telemar and Telcom Italia Mobile are expected to commence operations in our region in early 2002. In addition, a future auction not yet scheduled could result in the addition of one more PCS operator in our region. The increase in competition negatively affects our market share and profit margins.

        We also expect to continue to make significant capital expenditures to expand the coverage and capacity, and improve the quality, of our network. See "--B. Liquidity and capital resources--Capital expenditures."

ITEM 6.        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.      DIRECTORS AND SENIOR MANAGEMENT

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

        The following are the current members of the Board of Directors and their respective positions.

NAME                                                       POSITION           DATE ELECTED
---------------------------------------------------       ------------      ---------------
Gunnar Birger Vinof Vikberg.....................           Chairman          April 30, 2001
Wellington Dantas de Amorim.....................           Director          April 30, 2001
Oscar de Paula Bernardes Neto...................           Director          April 30, 2001
Gustavo Henrique de Barroso Franco..............           Director          April 30, 2001
Elaine Aleixo Lustosa Thompson-Flores...........           Director          April 30, 2001
Antonio Britto Filho............................           Director          April 30, 2001
Veronica Valente Dantas.........................           Director          April 30, 2001
Marcos Nascimento Ferreira......................           Director          April 30, 2001
James L. Thompson...............................           Director          April 30, 2001
Valdemir Diniz..................................           Director          April 30, 2001
Isaac Selim Sutton..............................           Director          April 30, 2001

        Set forth below are brief biographical descriptions of the Directors.

        GUNNAR BIRGER VINOF VIKBERG is also the President and Chief Executive Officer of the Registrant, as well as the President and Chief Executive Officer and Director of Telemig Celular Participacoes S.A. Mr. Vikberg is the founder and director of Viking Consultoria Empresarial e Participacoes S/C Ltda. Mr. Vikberg was also the Chief Executive Officer of Algar S.A. from 1997 to 1999. Prior to that, Mr. Vikberg had been Executive Vice President. Mr. Vikberg was the exclusive representative of Xerox Quality Services in Brazil in 1995. Between 1992 and 1994, Mr. Vikberg was President of Millicom do Brasil S.A. and PCN do Brasil S.A. From 1975 to 1989, Mr. Vikberg held several positions at Grupo Xerox do Brasil S.A., including that of Executive Vice President. From 1954 to

1975, Mr. Vikberg was associated with L.M. Ericsson, where he was the Director General of Ericsson do Brasil S.A. from 1968 to 1975. Mr. Vikberg has also been a member of the Board of Directors of several Brazilian companies. Mr. Vikberg received a degree in Electrical Engineering from the Royal Institute of Technology in Stockholm, Sweden, as well as a degree in Business Administration from the Institut pour l'Etude des Methodes de Direction de l'Enterprise in Lausanne, Switzerland.

        WELLINGTON DANTAS DE AMORIM is also a Director of Telemig Celular Participacoes S.A. Since April 1998, Mr. Amorim has served as the Investment Guidelines Manager for PREVI - Caixa de Previdencia dos Funcionarios do Banco do Brasil. From 1982 to 1998, Mr. Amorim served as an employee of Banco do Brasil S.A. ("BB"). He served as Assistant to the Executive Committee of BB and Member of the Technical Consulting of the Executive Committee of BB. He has served also as the Coordinator of the Center of Planning and Control for the Rio de Janeiro State Cabinet. He holds a master's degree in international relations from the University of Brasilia and spent two years as a researcher at Tsubuka University in Japan.

        OSCAR DE PAULA BERNARDES NETO is also a Director of Telemig Celular Participacoes S.A., as well as the Chairman of the Advisory Board of TIW do Brasil, one of our controlling shareholders. Mr. Bernardes is also Senior Partner and Chairman of the Latin American Internet Development Group and a member of the Board of Directors of several other Brazilian companies and of Delphi Automotive in the United States. From 1996 to 1999, Mr. Bernardes was the Chief Executive Officer of Bunge International, an international agribusiness company. Prior to that, Mr. Bernardes was a Senior Partner at Booz-Allen & Hamilton. Mr. Bernardes received a degree in chemical engineering from the Federal University of Rio de Janeiro.

        GUSTAVO HENRIQUE DE BARROSO FRANCO is also a Director of Telemig Celular Participacoes S.A. Mr. Franco was the Governor of the Central Bank of Brazil from August 1997 to January 1999. For the previous four years, Mr. Franco was the Director of International Affairs of the Central Bank of Brazil. Between May and September of 1993, Mr. Franco was the Deputy Secretary of Economic Policy of the Ministry of Finance. From 1986 to 1993, Mr. Franco was an Associate Professor in the Economics Department of the Catholic University of Rio de Janeiro. Mr. Franco has written several books and articles on different areas of economics. Mr. Franco holds a master's degree in Economics from the Catholic University of Rio de Janeiro as well as a Ph.D. in Economics from Harvard University.

        ELAINE ALEIXO LUSTOSA THOMPSON-FLORES has been a Director of Fundacao Petrobras de Seguridade Social-PETROS since August 1999. From July 1997 to August 1999, Ms. Thompson-Flores was the Director of the Department of Economic Protection and Defense and the Adjunct Secretary of the Division of Economic Rights of the Ministry of Justice. From May 1996 to June 1997, Ms. Thompson-Flores was a partner, director and senior economic analyst at Intelicorp Consultoria Ltds. From April to November 1995, Ms. Thompson-Flores was a consultant to the Executive Secretary of the Ministry of Industry, Commerce and Tourism. From October 1993 to March 1995, she was the General Coordinator of Industrial Affairs with the Division of Economic Policy of the Ministry of Finance. Prior to that, Ms. Thompson-Flores was a professor and a researcher at several Brazilian institutions. Ms. Thompson-Flores has a master's degree in Economics from the Catholic University of Rio de Janeiro.

        ANTONIO BRITTO FILHO is currently a business consultant and is a Director of Tele Norte Participacoes S.A. Mr. Britto was a Congressman from 1986 to 1994. Mr. Britto was a Deputy Leader of the PMDB political party and one of the first negotiators of the National Constituent Assembly. Mr. Britto was President of the Congressional Science and Technology, Communication and Information Commission in 1990 and 1991. In 1992, he became the Minister of Social Security. In 1994, Mr. Britto was elected State Governor of Rio Grande do Sul. Mr. Britto is a Social Communication Graduate from the Librarianship and Communication Faculty of Rio Grande do Sul Federal University - UFRGS in 1970.Executive officers

        VERONICA VALENTE DANTAS is a partner and managing director of Opportunity Asset Management Ltda. Ms. Dantas is also a Director of Tele Norte Celular Participacoes S.A. Her past experience includes being a managing director at Icatu Empreendimentos e Participacoes Ltda., an investment company in Brazil. Ms. Dantas holds a degree in business administration from the Federal University of Bahia.

        MARCOS NASCIMENTO FERREIRA is also a Director of Tele Norte Celular Participacoes S.A. Mr. Ferreira was Director of Pantanal Linhas Aereas from 1995 to 1998. For the previous seven years, Mr. Ferreira worked for OAS Group in different roles, including two subsidiaries Vega Sopave and Ultratec Engenharia. In recent years, Mr.

Ferreira has been an active Board Member of major telecom companies in Brazil,. including Telet and Americel (1999/2000), and Pegasus (2000). Mr. Ferreira holds a degree in civil engineering from the Federal University of Bahia as well as a post-graduate degree in business administration from the University of California, Berkeley

        JAMES L. THOMPSON is also a Director of Tele Norte Celular Participacoes S.A. Based in St. Thomas, U.S. Virgin Islands, Mr. Thompson serves as Special Counsel and Regulatory Compliance Officer with responsibility for all legal matters affecting Globalvest Management Company, L.P. and its managed funds. Before joining Globalvest, he maintained a law practice in Washington, D.C., and served as Of Counsel to the law firm of Williams & Jensen, P.C., in which capacity he represented U.S. and international commercial banks, investment banks, mutual funds and insurance companies before Congress, federal agencies and industry trade groups. In other aspects of his practice, Mr. Thompson has also advised financial services companies in their initial public offerings and in complex corporate and securities matters. He is admitted to practice law in Washington, D.C. and New York, the U.S. Courts of Appeals for the D.C. Circuit and the Third Circuit, and the U.S. Supreme Court. Mr. Thompson earned his bachelor's degree in political science and literature from Duke University and received his juris doctor from the Columbus School of Law at The Catholic University of America.

        VALDEMIR DINIZ is also a member of the Supervisory Board of the Tele Norte Participacoes S.A. Mr. Diniz is the Regional Director for the Sate of Maranhao for Banco do Brasil. Mr. Diniz was previously Regional Director for the State of Parana and State Director for the State of Para. Mr. Diniz was also a member of the Supervisory Board of Jari Celulose S.A., Cadan-Caulin da Amazonia S.A. and CBPI (Ipiranga Group). He studied business administration at FAE-Curitiba, APG Amana Exec. International, Corporate Governance at the University of Sao Paulo - USP.

        ISAAC SELIM SUTTON has been the managing director of the Safra Group since 1994. In addition, he has been a Director of Aracruz Celulose S.A. and also Chairman of its Audit Committee. Mr. Sutton has also been Chief Executive Officer of several companies, Director of Unigel Group (1992-1994), Commercial/Marketing Director at Cosmoquimica (1986-1992) and Marketing Manager at Dow Chemical (1980-1986). Mr. Sutton has been a member of various Boards of Directors and has participated in the development of projects linked to banking, telecommunications and petrochemicals, including basic and heavy industries. Mr. Sutton holds a bachelor's degree in Economics from the University of Sao Paulo.

EXECUTIVE OFFICERS

        The following are our executive officers and their respective positions.

NAME                                         POSITION
----                                         --------
Gunnar Birger Vinof Vikberg.............     President and Chief Executive Officer
Joao Cox Neto...........................     Chief Financial Officer
Rene Patoine............................     Executive Vice-President of Operations
Joao Alberto Santos.....................     Corporate Comptroller

        Set forth below are brief biographical descriptions of the executive officers whose biographies were not included above.

        JOAO COX NETO has been Chief Financial Officer since April 1, 1999. Mr. Cox Neto is also Chief Financial Officer of Telemig Celular Participacoes S.A. Prior to joining Tele Norte Celular Participacoes S.A., Mr. Cox held the position of Chief Financial Officer at Odebrecht Servicos de Infraestrutura S.A.
(OSI), the infrastructure and public service arm of the Odebrecht Group. Previously, he held various financial management positions at the Odebrecht Group, including Finance Director for the holding company and CFO for OPP Petroquimica S.A. Hr. Cox holds a degree in Economics from Universidade Federal da Bahia and has attended graduate studies in Economics at the Universite du Quebec a Montreal and at the Oxford University's CPS program. Since 1991 Mr. Cox has been a member of the Board of Directors of several companies in Brazil and Argentina and he is currently a member of the Board of ABRASCA (Brazilian Association of Public Companies) and IBRI (Brazilian Institute for Investor Relations).

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

        JOAO ALBERTO SANTOS has been the Comptroller of the Registrant since April 2000. Mr. Santos is also the Comptroller of Telemig Celular Participacoes S.A. Prior to joining the Registrant, Mr. Santos had been the Chief Financial Officer of the five operating companies of Tele Norte Participacoes S.A. since their privatization in 1998. Mr. Santos's previous experience includes fifteen years at Valvulas Schrader do Brazil S/A, where he worked at various managerial levels in the company's financial operations. In addition, Mr. Santos worked for several years in the cocoa and coffee export business and in the tropical fruit juice manufacturing industry. Mr. Santos is a graduate of the State University of Feira de Santana, in Bahia, and has completed post graduate studies at the Getulio Vargas Foundation in Sao Paulo.

B.      COMPENSATION

        For the year ended December 31, 2000, the aggregate amount of compensation (including bonuses and payments in-kind) paid by us to all directors and executive officers as a group was approximately R$1.6 million.

        For the year ended December 31, 2000, we did not set aside or accrue monies to provide pension, retirement or similar benefits for officers and directors.

        On October 5, our Board of Directors approved the implementation of an executive stock incentive plan. However, no stock compensation was given to our executives under the plan in fiscal year 2000.

C.      BOARD PRACTICES

        The Board of Directors is comprised of eleven members serving for a term of three years. Executive officers are appointed for an indefinite period of time. See "--Directors and Senior Management" above for information relating to when a particular director or executive officer was appointed to his or her current position.

        None of our directors have service contracts with the Registrant or its subsidiary providing for benefits upon termination of employment.

        The Registrant has a permanent Audit Committee (Conselho Fiscal) that is composed of three members elected at the ordinary general shareholders' meeting, for a term of one year, to perform the functions defined in the Registrant's by-laws, Brazilian Corporation Law and in the Internal Rules of the Audit Committee (Regulamento Interno do Conselho Fiscal). Preferred shareholders have the right to separately elect one of the members of the committee. Members do not need to be shareholders of the Registrant.

        Only individuals who are Brazilian residents may be elected to the Audit Committee. Moreover, Audit Committee members must have a university degree or must have held positions of director, officer or member of audit committees for at least three years.

        The Audit Committee has the following responsibilities, among others:
(i) supervise the members of the Board of Directors and the Board of Officers;
(ii) give legal opinions on the annual report of the Board of Directors and the Board of Officers (Relatorio Anual da Administracao); (iii) give legal opinions on any proposal of the executive or administrative bodies of the Registrant regarding capital increases or reductions, issuances of securities, dividend distributions, transformation, incorporation, merger or spin-off of the Registrant; (iv) report to the Board of Directors, Board of Officers and general shareholders' meeting any error, fraud or criminal acts involving the Registrant's interests and suggest the effective measures to be taken; and (v) give legal opinions on the financial statements of the Registrant.

        The individual remuneration of the members of the Audit Committee is determined at the general shareholders' meeting, which remuneration for the year of 2001 was fixed at ten percent (10%) of the average remuneration of the officers and directors of the Registrant for that year.

        The current members of the Audit Committee are Antonio Fernando Pereira Melo, who is the chairman, Ari Matos Cardoso and Jose Carlos Soares.

        The Registrant does not have a remuneration committee.

D.      EMPLOYEES

        At December 31, 2000, we had 925 employees, as compared to 772 employees at December 31, 1999 and 490 employees at December 31, 1998. Of our employees, 14% were employed in sales and marketing, 12% in engineering, 15% in administration, 54% in customer service and 5% in information technology. The significant increase in employees in 1999 and 2000 occurred primarily in the areas of customer service and sales and marketing, (which had not been areas of priority before the privatization), because of the increase in the subscriber base.

        We believe that our relationship with our work force is good. We have not experienced any work stoppages since the privatization.

        Competition has put, and we anticipate that it will continue to put, pressure on salaries and on our ability to hire and retain qualified upper and middle managers.

        We participate in a pension fund, Fundacao de Seguridade Social--Sistel, the purpose of which is to supplement government-provided benefits. We make monthly contributions to Sistel currently equal to 13.5% of the salary of each employee who is a Sistel member. Each member employee also makes a monthly contribution to Sistel based on age and salary. Members of Sistel qualify for full pension benefits after reaching age 57, provided they have been members of Sistel for at least ten uninterrupted years and have been affiliated with the social security system for at least 35 years. Sistel operates independently from us. Our employees at the time of the privatization had the right to maintain their rights and benefits in Sistel. See Note 12 to the consolidated financial statements. We believe that Sistel may be replaced by one or more separate plans, but we do not know when this will occur or what the consequences will be for us or our employees.

E.      SHARE OWNERSHIP

        No director or executive officer of the Registrant owns 1% or more of the capital stock of the Registrant.

        On October 5, 2000, the Company's Board of Directors approved two long-term incentive plans as follows:

        a) The first plan covers certain key executives who may be granted target awards of Company shares of common or preferred stock. The awards are earned and shares will be issued only to the extent that the Company achieves performance goals determined by the Board of Directors during a five-year performance period. As of December 31, 2000, no shares have been granted and no compensation expense has been recognized.

        b) The second plan covers key executives (who also participate in the first plan) and other employees. Options granted under this plan relate to preferred stock and are exercisable at the market price at the date of grant. The vesting period is 20% during the second year, 60% during the third year and 100% during the forth year. At December 31, 2000, 872,697 options have been granted and none have been exercised as the vesting period had not begun.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.      MAJOR SHAREHOLDERS

        Of our two classes of capital stock outstanding, only the common shares have full voting rights. The preferred shares have voting rights under limited circumstances. Telpart S.A. owns 51.8% of the common shares. Accordingly, Telpart has the ability to control the election of our Board of Directors and our direction and future operations.

        The following table presents information concerning the ownership of common shares by our major shareholders at March 31, 2001. We are not aware of any other shareholder owning more then 5.0% of the common shares.

                                                           NUMBER OF COMMON             PERCENTAGE OF OUTSTANDING
NAME OF OWNER                                                SHARES OWNED                     COMMON SHARES
---------------------------------------------------      --------------------         -----------------------------
Telpart S.A. ......................................         64,499,336,719                        51.8%
Vailly.............................................         13,732,800,000                        11.0%
Caixa de Previdencia dos Funcionarios do Banco
   do Brasil.......................................         6,722,609,333                          5.4%

        Telpart is a consortium comprising Newtel Participacoes S.A., which owns 51% of Telpart, and TIW do Brasil Ltda., which owns the remaining 49%. Telpart also owns a controlling interest in Telemig Celular Participacoes S.A., the Band A service provider in the cellular region that includes the state of Minas Gerais.

        Newtel Participacoes S.A. is a holding company. Fifty-three percent of Newtel is owned by Opportunity MEM S.A., which is indirectly held by investment and mutual funds managed by Opportunity Bank, a private Brazilian investment bank. Forty-seven percent of Newtel is owned by the following Brazilian pension funds: SISTEL - Fundacao Sistel Seguridade Social, TELOS - Fundacao Embratel de Seguridade Social, FUNCEF - Fundacao dos Economiarios Federais; PETROS - Fundacao Petrobras de Seguridade Social and PREVI - Caixa de Previdencia dos Funcionarios do Banco do Brasil.

        TIW do Brasil Ltda. is an indirect wholly owned subsidiary of Telesystem International Wireless, Inc., a Canadian public company whose shares are listed on NASDAQ and the Toronto Stock Exchange. TIW develops, acquires, owns and operates wireless telecommunications networks in developing and developed markets throughout the world.

        On December 28, 1999, our shareholders approved a legal reorganization whereby Telpart contributed some assets to us resulting in future tax benefits. We recorded a deferred tax asset of R$48.8 million which will be realized over a period of up to ten years. In accordance with Brazilian corporate law, we may issue shares (pro rata both common and preferred) to Telpart for the amount of the tax benefits recognized by us. In addition, minority shareholders are granted preemptive rights. If the minority shareholders do not elect to exercise these rights, the shares will be issued to Telpart. See Note 7 to the consolidated financial statements for a fuller description.

        Since October 2000, the shareholders composing the controlling block of Telpart Participacoes S/A have been in litigation against one another, disputing the right to appoint Board Members for Telpart, Telemig and Tele Norte. Each of the parties involved has obtained injunctions at some point of the dispute. At the present time, the members of the Board of Directors of our Company are those appointed after an injunction was granted in favor of TIW. The composition of our Board of Directors reflects the actual percentage share participation of each of the parties involved in the dispute. There can be no assurance that the shareholders' dispute will not affect the operations of the Company.

        Our common shares are not traded in the United States. Our preferred shares trade in the United States in the form of ADSs, each representing 50,000 shares. At December 31, 2000, approximately 3,284,868 ADSs (representing 164,243,400,000 preferred shares) were held of record in the United States.

B.      RELATED PARTY TRANSACTIONS

TECHNICAL SERVICES

        Since 1998, the Company had been negotiating a Technical Services Agreement ("TSA") with Telesystem International Wireless, Inc. (TIWI), the parent company of TIW, the 49% owner of Telpart S.A. Pursuant to the Brazilian Corporations Law and the Company's charter, the contract requires shareholders' approval. Considering that this approval was not obtained, the Company has not paid for any services rendered. At December 31, 2000 and 1999, the Company has liabilities payable to TIWI for approximately R$10.9 million and R$5.6 million, respectively, related to expenses (principally, salaries and benefits) charged by TIWI to the Company. Certain of those amounts are being disputed by the Company.

ROAMING AGREEMENTS

        We are a member of a national roaming committee of cellular operators, which includes our affiliate, Telemig Celular Participacoes S.A. The purpose of the committee is to oversee technical and system aspects to ensure the highest quality of roaming service. As required by Brazilian regulation, Telemig and ourselves facilitate roaming to our respective subscribers.

COST SHARING AGREEMENT

        In order to maximize efficiency in resource allocation between Telemig Celular Participacoes S.A. and Tele Norte Celular Participacoes S.A., in February 2001the two companies have entered into a cost sharing agreement, pursuant to which certain costs that are incurred for the benefit of both companies and their subsidiaries are allocated to each company, based on criteria designed to reflect the actual amount of use by each company (measured by time sheets, number of customers, or estimated costs, as the case may be). The costs that are allocated under this cost sharing agreement refer primarily to personnel, marketing and outside consulting fees.

C.      INTERESTS OF EXPERTS AND COUNSEL

        Not applicable.

ITEM 8.FINANCIAL INFORMATION

A.      CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

FINANCIAL STATEMENTS

        See Item 19(a) for a list of financial statements filed under Item 18.

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

        These lawsuits are based on a number of legal theories, the principal among which are that:

                - Brazil's Constitution requires that the creation of the twelve new holding companies be specifically authorized by the Telecommunications Law,

                - the Telebras shareholders' meeting held on May 22, 1998 which approved the breakup was not properly convened,

                - national sovereignty will be threatened if the country's telecommunications companies are controlled by foreign entities' and

                - the Telecommunications Law requires that some matters, such as the entry of new competitors and the administration of development and technology funds, be regulated prior to the breakup and privatization either by an executive order of the President or by an act of Congress.

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

Litigation related to the application of the ICMS

        GENERAL. In June 1998, the governments of the individual Brazilian states approved an agreement to interpret existing Brazilian tax law to apply the state value-added tax, commonly known as "ICMS," to certain services, including cellular activation and monthly subscriptions. The agreement also provides that the ICMS may be applied retroactively to activation services rendered during the five years preceding June 1998.

        We believe that the attempt by the state governments to extend the scope of the ICMS to services that are supplementary to basic telecommunications services, such as cellular activation and monthly subscriptions, is unlawful because

                - the state governments acted beyond the scope of their authority,

                - the application of ICMS taxes to services not previously defined as telecommunications services requires the enactment of a specific law to that effect, and

                - the Brazilian Constitution does not allow the retroactive application of new taxes.

        TAXATION OF CELLULAR ACTIVATION. Each of our subsidiaries has filed a lawsuit with the Treasury Court of the state in which it is located seeking injunctive relief from retroactive and prospective application of the ICMS to cellular activation. We have obtained a temporary injunction relieving us from the payment of the ICMS on cellular activation during the pendency of the lawsuits. Nonetheless, the tax authorities may appeal the decisions of the Treasury Court to grant temporary injunctions. We cannot assure you that we will ultimately prevail in any appeal relating to the temporary injunctions or in the underlying litigation with respect to application of the ICMS to cellular activation.

        We may not prevail in our position that the new interpretation by the state governments is unlawful. Five-year retroactive application of the ICMS to cellular activation would have a material adverse impact on our business, results of operations and financial condition. However, we believe that the retroactive application of the ICMS to cellular activation is improbable. We also believe that in such event our predecessor company would be liable to us for any tax liability arising from the retroactive application of the ICMS to cellular activation recognized prior to 1998. Therefore, we have not made any provision with respect to such application in our consolidated financial statements.

        We have made provisions totaling approximately R$3.2 million for the application of the ICMS to cellular activation from June 1998, the effective date of the agreement, to December 31, 2000 (see Note 14 to the consolidated financial statements). The application of the ICMS to cellular activation for the year ended December 31, 1998 would have had a maximum negative impact estimated at R$2.7 million, R$0.3 million and R$0.2 million on our results of operations for 1998, 1999 and 2000, respectively. The impact of ICMS on cellular activation on our results of operations for 1999 and 2000 would have been immaterial as we eliminated the activation fee for all but one of our plans, and for such plan we reduced it significantly. We do not believe that application of the ICMS on cellular activation, applied on a prospective basis, will have a material impact on our results of operations.

        TAXATION OF MONTHLY SUBSCRIPTIONS AND OTHER SERVICES. In December 1998, each of our subsidiaries filed an injunction with the Treasury Court of the state in which it is located and therefore suspended the remittance of the ICMS on monthly subscriptions and additional services and deposited such amounts in a trust account administered by the courts. We cannot assure you that we will prevail in this matter. Accordingly, we have recorded an aggregate provision of R$35 million for 1998, 1999 and 2000 in our consolidated financial statements. See Note 14 to the consolidated financial statements.

Other litigation

        We are a party to certain legal proceedings arising in the normal course of business. We have provided for or deposited in court amounts to cover our estimated losses due to adverse legal judgments. We believe that these actions, if decided against us, would not have a material adverse effect on our business, results of operations or financial condition.

DIVIDEND POLICY

        We are required to distribute to our shareholders, either as dividends or as tax-deductible interest on capital, 25% of our adjusted net income determined in accordance with Brazilian accounting principles as adjusted in accordance with Brazilian corporate law. We are also required to pay a non-cumulative preferred dividend on our preferred shares in an amount equal to 6% of the share capital attributable to the preferred shares under Brazilian corporate law. As of December 31, 2000, the calculated preferred dividend requirement amounted to approximately R$2.6 million. With respect to the 2000 fiscal year, the calculated preferred dividend on the preferred shares equalled the mandatory distribution requirement.

        For purposes of the mandatory distribution requirement, we included in adjusted net income part of the unrealized income reserve transferred upon the breakup of Telebras, which amounted to R$59.3 million and is included in distributable capital and other reserves in our shareholders' equity. We decided to include the unrealized reserve in the calculation of the mandatory distribution requirements over a ten-year period. As a result, the total dividend for the year ended December 31, 2000 amounted to R$4.2 million. We cannot assure you that the mandatory distribution of the unrealized income reserve will not result in substantial additional dividend requirements.

        Given our significant capital expenditure requirements, our present dividend policy is to pay only the mandatory distribution.

        The Registrant's only significant asset other than cash are its shares of Amazonia Celular S.A. - Maranhao. The Registrant relies almost exclusively on dividends from its subsidiaries to meet its needs for cash, including for the payment of dividends to its shareholders. The Registrant controls the payment of dividends by its subsidiaries, subject to limitations under Brazilian corporate law.

B.      SIGNIFICANT CHANGES

        No significant change to our results or financial condition has occurred since December 31, 2000.

ITEM 9. THE OFFER AND LISTING

A.      OFFER AND LISTING DETAILS

        The principal trading market for the preferred shares of the Registrant is the Sao Paulo Stock Exchange (Bolsa de Valores de Sao Paulo). At December 31, 2000, we had approximately 2.5 million preferred and common shareholders.

        The preferred shares commenced trading separately on the Brazilian stock exchanges on September 21, 1998.

        The following table presents the reported high and low closing sale prices for our preferred shares as reported on the Sao Paulo Stock Exchange for the periods indicated.

                                                                        NOMINAL REAIS PER 1,000
                                                                            PREFERRED SHARES
                                                                      ---------------------------
                                                                         HIGH              LOW
                                                                      ----------        ---------
1998 (beginning September 21, 1998).................................    R$1.05            R$0.12

First quarter 1999..................................................    R$1.04            R$0.48
Second quarter 1999.................................................    R$1.24            R$0.93
Third quarter 1999..................................................    R$1.24            R$0.69
Fourth quarter 1999.................................................    R$1.59            R$1.02

First quarter 2000..................................................    R$2.53            R$1.20
Second quarter 2000.................................................    R$2.19            R$1.43
Third quarter 2000..................................................    R$2.20            R$1.45
Fourth quarter 2000.................................................    R$1.53            R$1.12

        In the United States, the preferred shares trade in the form of American Depositary Shares, commonly referred to as "ADSs," each representing 50,000 preferred shares, issued by The Bank of New York as depositary pursuant to a deposit agreement among the Registrant, the depositary and the registered holders and beneficial owners from time to time of American Depositary Receipts, which are commonly known as "ADRs." The ADSs commenced trading separately on the New York Stock Exchange on November 16, 1998 under the symbol "TCN." At December 31, 2000, there were approximately 100 holders of record of ADSs. The following table presents the reported high and low closing sales prices for ADSs on the New York Stock Exchange for the period indicated.

                                                                               U.S. DOLLARS PER ADS
                                                                        ---------------------------------
                                                                             HIGH               LOW
                                                                        ---------------  ----------------
1998 (beginning November 16, 1998)..................................      U.S.$45           U.S.$11 5/8

First quarter 1999..................................................      U.S.$29 3/4       U.S.$17
Second quarter 1999.................................................      U.S.$36 1/4       U.S.$25 1/2
Third quarter 1999..................................................      U.S.$33 3/8       U.S.$19 3/8
Fourth quarter 1999.................................................      U.S.$43 1/2       U.S.$25 1/2

First quarter 2000..................................................      U.S.$67           U.S.$34 13/16
Second quarter 2000.................................................      U.S.$57 1/8       U.S.$41
Third quarter 2000..................................................      U.S.$57 1/4       U.S.$40
Fourth quarter 2000.................................................      U.S.$40           U.S.$29 1/16

B.      PLAN OF DISTRIBUTION

        Not applicable.

C.      MARKETS

TRADING ON THE NEW YORK STOCK EXCHANGE

        In the United States, the preferred shares trade in the form of ADSs, each representing 50,000 preferred shares, issued by The Bank of New York as depositary pursuant to a deposit agreement among the Registrant, the depositary and the registered holders and beneficial owners from time to time of ADRs. The ADSs commenced trading separately on the New York Stock Exchange on November 16, 1998 under the symbol "TCN."

TRADING ON THE BRAZILIAN STOCK EXCHANGES

General

        Until May 2000, Brazil had nine stock exchanges, with the Sao Paulo Stock Exchange as the most significant. In May 2000, the nine stock exchanges were unified under the management of the Sao Paulo Stock Exchange. The unification process was ratified in June 2000, with the signing of a protocol agreement between the Sao Paulo Stock Exchange and each of the other eight stock exchanges. Under this agreement, all equity securities are traded on the Sao Paulo Stock Exchange and all government securities are traded on the Rio de Janeiro Stock Exchange. In addition, beginning in April 2001, corporate debt securities are traded on the Sao Paulo Stock Exchange.

        The purpose of the restructuring was to increase trading in the domestic market, reduce operating costs and strengthen the Brazilian market's competitiveness, thus helping finance the country's development.

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

        Settlement of transactions is effected three business days after the trade date without adjustment of the purchase price for inflation. Payment for shares is made through the facilities of separate clearinghouses for each exchange, which maintain accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. The clearinghouse for the Sao Paulo Stock Exchange is Companhia Brasileira de Liquidacao e Custodia S.A. - CBLC, which is controlled mainly by the member brokerage firms and banks that are not members of that exchange.

        At April 30, 2001, the aggregate market capitalization of the 445 companies listed on the Sao Paulo Stock Exchange was approximately R$208 billion. Although all the outstanding listed shares of an exchange-listed company may trade on a Brazilian stock exchange, in most cases less than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons that rarely trade their shares. For this reason, data showing the total market capitalization of Brazilian stock exchanges tend to overstate the liquidity of the Brazilian equity securities market.

        The Brazilian equity market is relatively small and illiquid compared to major world markets. As of April 30, 2001, the five most active issuers represented approximately 67.8% of the total trading in the Sao Paulo Stock Exchange. In 2000, the average monthly trading volume on the Sao Paulo Stock Exchange was approximately R$9.0 billion.

        In December 2000, the Sao Paulo Stock Exchange created new listing segments: the New Market (Novo Mercado) and the Special Corporate Governance Levels 1 and 2.

        The New Market established a private contract between the listed company and the Exchange which imposes stricter corporate governance and disclosure practices aimed at stimulating the Brazilian capital markets by providing greater rights and access to information to securityholders. Some of the new required practices include a minimum float of 25% of the issued capital stock, tag along rights, audited financial statements prepared in accordance with U.S. GAAP or IAS GAAP and submission to arbitration.

        Like the New Market, the two Special Corporate Governance Levels establish corporate governance practices for companies whose securities are listed on the Sao Paulo Stock Exchange that are stricter than those established by existing law. However, the practices are less strict than the New Market rules.

        Trading on Brazilian stock exchanges by nonresidents of Brazil is subject to certain limitations under Brazilian foreign investment legislation.

Regulation of Brazilian securities markets

        The Brazilian securities market is governed by Law No. 4,728/65 as amended, which is commonly referred to as the "Brazilian Securities Law," and Law No. 6,404/76, as amended, which is commonly referred to as the "Brazilian Corporation Law."

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

        Under the Brazilian Corporation Law, a company is either public (companhia aberta), such as the Registrant, or private (companhia fechada). All public companies are registered with the CVM and are subject to reporting requirements. A company registered with the CVM may have its securities traded either on the Sao Paulo Stock Exchange or in the Brazilian over-the-counter market. The shares of a public company may also be traded privately, subject to some limitations. To be listed, a company must apply for registration with the CVM and the Sao Paulo Stock Exchange.

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

D.      SELLING SHAREHOLDERS

        Not applicable.

E.      DILUTION

        Not applicable.

F.      EXPENSES OF THE ISSUE

        Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.      SHARE CAPITAL

        Not applicable.

B.      MEMORANDUM AND ARTICLES OF ASSOCIATION

        The Registrant was incorporated on February 28, 1998 as a corporation organized under the laws of the Federative Republic of Brazil. The Registrant was registered with the Brazilian Commercial Registry under number
53.300.005.761. Its charter provides that the Registrant's corporate existence is indefinite.

CORPORATE PURPOSES

        The Registrant's corporate purposes are found under Article 2 of its charter, which establishes that the purpose of the Registrant is:

                - to control companies that perform activities related to mobile telephone sector in the area of concession or authorization;

                - to promote, through its controlled or affiliated companies, the extension and implementation of mobile telephone services in the areas of concession or authorization;

                - to promote, to perform or to assist the capture of internal or foreign investments to be invested by the Registrant or its controlled or affiliated companies;

                - to promote studies and research on the development of the mobile telephone sector;

                - to perform, directly or through its controlled or affiliated companies, technical services related to the mobile telephone sector;

                - to promote, to perform and to coordinate, directly or through its controlled or affiliated companies, the formation and training of professionals in the mobile telephone sector;

                -       to perform other mobile telephone related activities;
                        and

                -       to hold equity interests in other companies.

SHAREHOLDERS' MEETING

        The general shareholders' meeting of the Registrant must occur, on an ordinary basis, within the four months following the closing of the corporate fiscal year and, extraordinarily, whenever so required by corporate interests. It is regularly called by the board of directors through a notice published at least three times. The first call of the general meeting must be published at least eight days in advance of the date on which the meeting will take place.

        Resolutions are generally made by the majority of the voting shareholders present at the general meeting. Nevertheless, the Brazilian Corporation Law sets forth that the approval of shareholders representing at least half of the voting shares ourstanding is required:

                - to create preferred shares or to increase the existing classes regardless of the proportion in relation to existing classes;

                - to modify the privileges, advantages and amortization or redemption conditions of any classes of preferred shares or to create a new class with greater privileges;

                -       to decrease the mandatory dividend;

                -       to amend the purposes of the company;

                - to incorporate a company into another company or to merge it or to spin it off;

                -       to liquidate the company;

                -       to become a member of a group of corporations; or

                -       to issue founder's shares.

        The Registrant's charter establishes that general shareholders' meetings addressed to deliberate subjects requiring special approval must be called at least 30 days in advance.

MANAGEMENT

        According to the Registrant's charter, the management of the Registrant must be performed by a board of directors, which together with the shareholders convened at a duly called meeting, is the decision-making body of Registrant, and a board of officers, which is the representative and executive body of the Registrant.

        The board of directors must be composed of at least three and not more than eleven members elected for a term of three years by the shareholders at the ordinary general meeting. It currently consists of eleven members. Only shareholders can be elected as directors regardless of the number of shares held by them.

        The board of officers is composed of four officers resident in Brazil: the financial officer, the technical officer, the human resources officer and the chief executive officer. The officers must be elected for a term of three years by the board of directors to perform the functions defined in the Registrant's charter.

        Both directors and officers are subject to the duties and responsibilities set forth in the Brazilian Corporation Law and in the CVM rules. According to these norms, officers and directors may not take part in any corporate transaction or decision in which he/she has an interest which conflicts with an interest of the company. Directors or officers may only contract with the company under reasonable or equitable conditions, which are similar to those prevailing in the marketplace or under which the company would contract with a third person.

        The general shareholders' meeting must determine the aggregate remuneration of the members of the board of directors and the board of officers. The board of officers must fix the individual remuneration of each director and officer.

CAPITAL STOCK AND SHARES

        According to the Registrant's charter, the capital stock is divided into two different classes of shares: common shares and preferred shares. Basically, the common shares confer to the shareholders voting rights while the preferred shares grant to their holders priority to receive dividends and restitution of capital, with no premium.

        With respect to the preferred shares, the Registrant's charter also establishes the payment of a minimum amount of non-cumulative dividends equivalent to 6% (six per cent) per year, over the value resulting from the division of subscribed capital by the total number of shares. Although the preferred shares have partial and limited voting rights, such limitations will be suspended in case the Registrant does not pay the minimum amount of dividends mentioned above for a consecutive period of three years, as indicated in the charter.

        Moreover, the preferred shares confer the following voting rights to the preferred shareholders:

                - to amend or delete the article in the charter that provides that the shareholders meeting will be responsible for approving the execution of long-term agreements between the Registrant or controlled companies, on one side, and the controlling shareholder, controlled companies, connected companies, those subject to common control, controllers of the latter, or even with parties that in any other way can be considered to be related to the Registrant, on the other side, exception made to those agreements which provide for uniform clauses;

                - to amend or delete the article in the charter that provides that extraordinary general shareholders' meetings called to decide on special quorum subjects will be valid if the first call is made at least 30 days in advance of the date on which the general shareholders' meeting will take place, and a second call is made at least 10 days in advance; and

                - to amend or delete the article in the charter that provides that the approval by the Registrant of a merger, spin-off, consolidation or dissolution of controlled companies, must be guided by the equal treatment to all the companies involved.

        According to the charter, the general shareholders' meeting or the board of directors may eliminate any preemptive rights in connection with the issuance of shares, debentures or founders' shares convertible into shares and also subscription bonuses. Nevertheless, the charter does not regulate rights conferred to holders of preferred shares to appoint one or more members of the administrative bodies.

OWNERSHIP OF SHARES

        There are no restrictions on ownership of preferred or common shares of the Registrant by individuals or legal entities domiciled abroad or limitations on the exercise of economic or voting rights related to the ownership of the shares issued by the Registrant.

RESERVES

        The general shareholders' meeting may authorize the use of profits or capital surpluses for the redemption of shares.

        Regardless of other sinking funds, the general shareholders' meeting can allocate up to 10% (ten per cent) of the net profit to constitute a working capital reserve. However, the working capital reserve cannot be greater than 10% (ten per cent) of the Registrant's accounting net profit.

TRANSFER OF CONTROL, MERGER AND ACQUISITION

        There are no provisions that delay, defer or prevent changes in the Registrant's control in the Brazilian Corporation Law or in the Registrant's charter. Nevertheless, the Brazilian General Law of Telecommunications (Law 9.472/97) requires Anatel's prior approval for any spin off, merger, incorporation, decrease of capital, transformation or transfer of control involving corporations holding any telecommunications concession.

C.      MATERIAL CONTRACTS

MOBILE CELLULAR SERVICE CONCESSIONS

        Each of our subsidiaries obtained a mobile cellular concession from the Brazilian Ministry of Communications on November 4, 1997. The terms of our concessions are described in "Item 4. Information on the Company--B. Business overview--Regulation of the Brazilian telecommunications industry."

INTERCONNECTION AGREEMENTS

        We have entered into interconnection agreements with NBT, our Band B competitor, with Embratel and Intelig, two long distance carriers, with Vesper, a wireline operator, and with our predecessor companies. The terms of our interconnection agreements are described in "Item 4. Information on the Company--B. Business overview--Operating agreements--Interconnection agreements" and "Item 4. Information on the Company--B. Business overview--Regulation of the Brazilian telecommunications industry."

ROAMING AGREEMENTS

        We have entered into roaming agreements with all the other Band A and B service providers outside our region. The terms of these agreements are described in "Item 4. Information on the Company--B. Business overview--Operating agreements--Roaming agreements."

ERICSSON SUPPLY AGREEMENT

        On September 27, 1998, the Registrant entered into a Cellular System Agreement with Ericsson Telecomunicacoes S.A. This agreement provides for the supply by Ericsson to the Registrant of products, services and software for the implementation of our cellular network. The agreement provides for different terms of financing depending on whether the payment is related to products, software, services or training. This agreement is for purchases of up to R$236.7 million and has a term of three years.

CREDIT AGREEMENTS

BNDES

        On December 14, 2000, Amazonia Celular S.A. - Maranhao obtained a R$162.6 million five-year facility from the Brazilian National Economic and Social Development Bank (Banco Nacional de Desenvolvimento Economico e Social (BNDES)) and a consortium of three Brazilian banks: Banco Itau S.A., Banco Bradesco S.A.

and Banco Alfa de Investimento S.A. The proceeds of this facility are for the expansion of our coverage area and the introduction of new services. This facility has an annual interest rate of 3.8% over either (i) the average cost of BNDES' currency basket (based on rates and charges, including taxes, applicable to BNDES' debt obligations in foreign currency) and (ii) the long-term interest rate disclosed by the Brazilian Central Bank, depending on the tranche. Principal is payable on January 16, 2006. At December 31, 2000, there was R$135.6 million outstanding under this facility.

Citibank

        On October 20, 2000, our subsidiaries entered into a U.S.$50 million credit agreement with Citibank and others to finance the purchase and installation of goods and services related to our cellular telecommunications plant. The Registrant guarantees the obligations of its subsidiaries under this facility. In addition, the U.S. Overseas Private Investment Corporation provides political risk insurance. This facility has an interest rate of six-month LIBOR plus 2.625% per year, plus a guarantee fee of 1.3% per year. Principal and interest are payable semi-annually, with a final maturity on October 25, 2005. At December 31, 2000, there was R$97.8 million outstanding under this facility.

Export Development Corporation of Canada

        On December 20, 1999, our subsidiaries entered into a U.S.$25 million credit agreement with the Export Development Corporation of Canada and others for the purchase of cellular telecommunications equipment from Ericsson Telecommunications. This facility has an interest rate of three-month LIBOR plus 5.75% per year. Principal is payable semi-annually while interest is payable quarterly. The maturity date is December 22, 2004. At December 31, 2000, there was R$48.9 million outstanding under this facility.

BBA/Santander

        On September 27, 2000, Ericsson Telecommunicacoes S.A. assigned obligations under two loans from Banco BBA Creditanstalt S.A. and Banco Santander Brasil S.A. to Telepara Celular S.A. (now known as Amazonia Celular S.A. - Para) for U.S.$10.5 million each, for the payment of cellular telecommunications equipment purchased from Ericsson Telecommunications. These loans have an interest rate of six-month LIBOR plus 1.75% per year plus an internal commission of 2.40% per year. Interest payments are semi-annual and principal is payable on September 12, 2003. At December 31, 2000, there was R$41.1 million outstanding under this facility.

ABN Amro Bank

        On March 31, 1998, Ericsson Telecomunicacoes S.A. made two loans to Telamazon Celular S.A. (now known as Amazonia Celular S.A. - Amazonas) in an aggregate amount of U.S.$19.4 million for the purchase of cellular telecommunications equipment. These loans were assigned to ABN Amro Brasil Participacoes S.A. on August 25, 2000. These loans have an interest rate of six-month LIBOR plus 0.4% per year. Principal and interest are payable semi-annually, with a maturity date of March 3, 2003. At December 31, 2000, there was R$25.3 million outstanding under this facility.

D.      EXCHANGE CONTROLS

        The system of foreign investment in financial and capital markets in Brazil was modified by Resolution No. 2,689 of the National Monetary Council on January 26, 2000, which substitutes the rules of Annex IV to Resolution No. 1,289 of the National Monetary Council.

        According to Resolution No. 2,689, the entry of foreign capital through the free-rate exchange market, as an investment in the Brazilian financial and capital markets, will be subject to electronic registration at the Central Bank. Qualified foreign investors registered with the CVM, acting through authorized custody accounts managed by local agents, may buy and sell shares on Brazilian stock exchanges without obtaining separate certificates of registration for each transaction. However, institutions that provide custody services must submit monthly information to the Central Bank regarding each foreign investor, as well as submit to the Central Bank or the CVM records of transactions made by foreign investors.

        The term "qualified foreign investors" includes any individual or a financial or non-financial institution, resident or domiciled abroad, which:

                -       has a legal representative in Brazil;

                - fills out a form to be kept on hand by the legal representative; and

                - obtains registration with the CVM as a foreign investor. If the legal representative is an individual or non-financial institution, the foreign investor should also indicate a financial institution domiciled in Brazil as its legal representative.

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

        A certificate of registration has been issued in the name of the depositary with respect to the ADSs and is maintained by the custodian on behalf of the depositary. Pursuant to the certificate of registration, the custodian and the depositary are able to convert dividends and other distributions with respect to the preferred shares represented by ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges such ADSs for preferred shares, such holder will be entitled to continue to rely on the depositary's certificate of registration for five business days after such exchange, following which such holder must seek to obtain its own certificate of registration with the Central Bank. A holder of preferred shares may not convert them into foreign currency and remit funds outside Brazil unless such holder obtains its own certificate of registration. A holder that obtains a certificate of registration will be subject to less favorable Brazilian tax treatment than a holder of ADSs. See"--Taxation--Brazilian tax considerations" for a description of this tax treatment.

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

E.      TAXATION

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

Taxation of dividends

        Dividends paid by the Registrant in cash or in kind from profits of periods beginning on or after January 1, 1996 (i) to the depositary in respect of preferred shares, underlying ADSs or (ii) to a non-Brazilian holder in respect of preferred shares, will generally not be subject to Brazilian withholding tax.

        Dividends paid from profits generated before January 1, 1996 may be subject to Brazilian withholding tax at 15% if the profits were generated in 1994 or 1995, and at 25% if the profits were generated before 1994. Stock dividends are not subject to Brazilian tax.

        The only Brazilian tax treaty now in effect that would, if specified conditions are met, reduce the rate of the withholding tax on dividends paid from profits generated before January 1, 1996 is the treaty with Japan, which would reduce the rate to 12.5%.

Taxation of capital gains

        Capital gain or loss is defined as the difference between the amount realized on the sale or exchange and the acquisition cost of the shares sold, measured in Brazilian currency without any correction for inflation. The acquisition cost of shares registered as an investment with the Central Bank is calculated on the basis of the foreign currency amount registered with the Central Bank.

        Capital gains realized outside Brazil by a non-Brazilian holder on the disposition of ADSs or preferred shares to another non-Brazilian holder are not subject to Brazilian tax. The deposit of preferred shares in exchange for ADSs and the withdrawal of preferred shares upon cancellation of ADSs are also not subject to Brazilian tax.

        Capital gains realized by non-Brazilian holders on dispositions of preferred shares in Brazil or in transactions with Brazilian residents may be free of Brazilian tax, taxed at one of the following rates, depending on the circumstances described below:

                - Gains realized through off-exchange transactions in Brazil or with Brazilian residents are generally subject to tax at a rate of 15%.

                - Gains realized through transactions on Brazilian stock exchanges are generally subject to tax at a rate of 10%.

                - Gains on the sale or exchange of duly-registered investments made in accordance with Resolution No. 2,689 of the Monetary Council are not subject to Brazilian tax if such sale or exchange occurs on a Brazilian stock exchange, except for investments originating from countries where income is not taxed or is taxed at a rate lower than 20%, which are taxed in accordance with the same tax rules applicable to Brazilian residents.

                - Gains on the disposition of preferred shares obtained upon cancellation of ADSs are not taxed in Brazil if such disposition is made, and the proceeds are remitted abroad, within five business days after cancellation.

                - If the sales value of the preferred shares contains a component of interest on capital, the amount of this interest will be taxed at a rate of 15%. See "--Distributions of interest on capital" below.

        Any gains realized by a non-Brazilian holder upon the redemption of preferred shares will be treated as gains from the disposition of such preferred shares to a Brazilian resident occurring off of a stock exchange and will accordingly be subject to tax at a rate of 15%.

        We cannot assure you that the current preferential treatment for holders of ADSs and non-Brazilian holders of preferred shares under the Resolution No. 2689 regime will be maintained.

        Any exercise of preemptive rights relating to the preferred shares or ADSs will not be subject to Brazilian taxation. Gains on the sale or assignment of preemptive rights relating to the preferred shares underlying ADSs, complying with the rules set forth by the National Monetary Council will be treated differently for Brazilian tax purposes depending on whether the transaction takes place on a Brazilian stock exchange.

        Gains on sales or assignments made on a Brazilian stock exchange are not taxed in Brazil, but gains on other sales or assignments may be subject to tax at rates up to 15%.

Distributions of interest on capital

        Brazilian corporations may make payments to shareholders characterized as interest on the capital of the company as an alternative form of making dividend distributions. The rate of interest is calculated on the company's equity and it may not be higher than the federal government's long-term interest rate as determined by the Central Bank from time to time (9.25% per annum for the three-month period starting April 1, 2001). The deduction of the total amount distributed as interest on capital may not exceed the greater of:

                - 50% of net income for the year in respect of which the payment is made before taking such distribution, or

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

Other Brazilian taxes

        There are no Brazilian taxes applicable to the ownership, transfer or disposition of preferred shares or ADSs by a non-Brazilian holder except for gift and inheritance taxes levied by some states in Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil or in the relevant state to individuals or entities that are resident or domiciled within such state in Brazil. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of preferred shares or ADSs, except for a 0.64% tax on the secondary sale or distribution of the preferred shares through a public offering registered with the Brazilian Securities and Exchange Commission, limited to R$82,870 and payable by the seller.

        A financial transaction tax (Imposto sobre Operacoes Financeiras) may be imposed on the conversion of Brazilian currency into foreign currency, such as for purposes of paying dividends and interest. The tax rate on such conversions is currently 0%, but the Minister of Finance has the legal power to increase the rate to a maximum of 25%. Any such increase will be applicable only prospectively.

        Another tax, which applies to the removal of funds from accounts at banks and other financial institutions, will be imposed on distributions by us in respect of ADSs at the time such distributions are converted into U.S. dollars and remitted abroad by the custodian. This tax is in effect until June 2002, unless its term is extended, and has a rate of 0.38% from March 18, 2001 until June 17, 2002.

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

U.S. backup withholding and information reporting

        Dividend payments on the ADSs and proceeds from the sale, exchange or other disposition of ADSs may be subject to information reporting to the IRS and possible U.S. backup withholding at a 31% rate. Backup withholding will not apply, however, to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. Persons required to establish their exempt status generally must provide such certification on IRS Form W-9 (Request for Taxpayer Identification Number and Certification) in the case of U.S. persons and on IRS Form W-8 (Certificate of Foreign Status) in the case of non-U.S. persons. Treasury Regulations have generally expanded the circumstances under which information reporting and backup withholding may apply for payments made after December 31, 2000 (the "New Withholding Regulations").

        Amounts withheld as backup withholding may be credited against a holder's U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

        The information reporting requirements of the Code generally apply to distributions to a U.S. holder. Distributions to non-U.S. holders generally are exempt from information reporting and backup withholding but a non-U.S. holder may be required to establish its non-U.S. status in order to claim such exemption.

        The New Withholding Regulations consolidate and modify the current certification requirements and means by which a holder may claim exemptions from U.S. federal income tax withholding and provide presumptions regarding the status of holders when payments to the holders cannot be reliably associated with appropriate documentation provided to the payor. All holders should consult their tax advisors regarding the application of the New Withholding Regulations.

U.S. state and local taxes

        U.S. holders should consult their own tax advisors concerning the U.S. state and local tax consequences of holding ADSs.

F.      DIVIDENDS AND PAYING AGENTS

        Not applicable.

G.      STATEMENT BY EXPERTS

        Not applicable.

H.      DOCUMENTS ON DISPLAY

        We file annual reports with and furnish other information to the SEC as may be applicable from time to time. You may read and copy any documents filed or furnished by the Registrant at the SEC's public reference rooms in Washington, D.C., New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

I.      SUBSIDIARY INFORMATION

        Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        We are primarily exposed to market risk from changes in both foreign currency exchange rates and interest rates. We are exposed to foreign exchange rate risk because certain of our costs and debt are denominated in currencies, primarily the U.S. dollar, other than those in which we earn revenues (primarily the real). Similarly, we are subject to market risk deriving from changes in interest rates which may affect the cost of our financing. We do not use derivative instruments, such as foreign exchange forward contracts, foreign currency options, interest rate swaps and forward rate agreements, to manage these market risks, nor do we hold or issue derivative or other financial instruments for trading purposes.

EXCHANGE RATE RISK

        We have exchange rate exposure with respect to the U.S. dollar. At December 31, 2000, R$213.3 million of our indebtedness was denominated in U.S. dollars. The potential additional costs to us that would result from a hypothetical 10% change in foreign currency exchange rates would be approximately R$21.3 million.

INTEREST RATE RISK

        At December 31, 2000, we had approximately R$348.9 million in loans and financing outstanding bearing interest at floating rates. We invest our excess liquidity (R$164.7 million at December 31, 2000) mainly in short-term instruments. The potential loss in earnings to us over one year that would have resulted from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rates applicable to financial assets and liabilities on December 31, 2000 would be approximately R$5.5 million.

        The above sensitivity analysis is based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogeneous category of financial assets and liabilities and sustained over a period of one year. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement within each homogeneous category (e.g., U.S. dollars). As a result, our interest rate risk sensitivity model may overstate the impact of interest rate fluctuations for such financial instruments as consistently unfavorable movements of all interest rates are unlikely. See Notes 5 and 6 to our consolidated financial statements for a description of our short- and long-term debt.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

                                    PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        The Registrant is not in default under any of its obligations nor is any payment of dividends in arrears.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Not applicable.

ITEM 15. RESERVED

        Not applicable.

ITEM 16. RESERVED

        Not applicable.

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

        We have responded to Item 18 in lieu of responding to this Item.

ITEM 18. FINANCIAL STATEMENTS

                                                                                                   PAGE
                                                                                                   ----

Tele Norte Celular Participacoes S.A.

Report of Independent Auditors......................................................................F-2
Consolidated Balance Sheets-December 31, 2000 and 1999..............................................F-3
Consolidated Statements of Income and Comprehensive Income-Years Ended December 31,
        2000, 1999, 1998 and 1999...................................................................F-4
Consolidated Statements of Changes in Shareholder's Equity-Years Ended December 31,
        2000, 1999 and 1998.........................................................................F-5
Consolidated Statements of Cash Flows...............................................................F-6
Notes to the Consolidated Financial Statements......................................................F-7

Financial Statement Schedules

See Note 18 to the Consolidated Financial Statements.

                         REPORT OF INDEPENDENT AUDITORS




To the Board of Directors and Shareholders
TELE NORTE CELULAR PARTICIPACOES S.A.



We have audited the accompanying consolidated balance sheets of Tele Norte Celular Participacoes S.A. as of December 31, 2000 and 1999, and the related consolidated statements of income and comprehensive income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tele Norte Celular Participacoes S.A. at December 31, 2000 and 1999, and the consolidated statement of income and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.


                    Ernst & Young Auditores Independentes S/C




Brasilia, Brazil
March 30, 2001

                      TELE NORTE CELULAR PARTICIPACOES S.A.

                           CONSOLIDATED BALANCE SHEETS
                     Amounts are in thousands of reais - R$


                                                                                           DECEMBER 31,
                                                                                       -------------------
                                                                                        2000         1999
                                                                                       -------     -------

ASSETS
CURRENT ASSETS:
Cash and cash equivalents                                                              164,740      69,233
Trade receivables, net of allowance for doubtful accounts of R$36,048 and R$27,210     120,560      87,137
Income tax receivable                                                                    5,479       9,316
Deferred income taxes                                                                    5,030      11,329
Other current assets                                                                    33,421      19,341
                                                                                       -------     -------
                                                                                       329,230     196,356
                                                                                       -------     -------

Property, plant and equipment, net                                                     438,386     307,995
Deferred income taxes                                                                   73,511      64,810
Other non current assets                                                                 5,590         519
                                                                                       -------     -------
                                                                                       846,717     569,680
                                                                                       =======     =======

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable                                                                       108,761      58,683
Accrued liabilities                                                                     21,506      21,019
Value added and other taxes payable                                                     11,639      10,680
Interest on capital and dividends payable                                                4,597       8,405
Short-term debt                                                                              -      36,942
Current portion of long term debt                                                       23,021      11,614
Other current liabilities                                                                2,711       5,800
                                                                                       -------     -------
                                                                                       172,235     153,143
                                                                                       -------     -------

Long term debt                                                                         325,879      77,514
Pension plan obligation                                                                  7,777       6,300
Provision for contingencies and other                                                    9,311      10,042
Minority interest                                                                       69,703      70,375
                                                                                       -------     -------
                                                                                       412,670     164,231
                                                                                       -------     -------

SHAREHOLDERS' EQUITY:
Preferred shares                                                                        36,552      36,266
Common shares                                                                           21,653      21,483
Other capital and reserves                                                             156,668     151,436
Retained earnings                                                                       46,939      43,121
                                                                                       -------     -------
                                                                                       261,812     252,306
                                                                                       -------     -------
                                                                                       846,717     569,680
                                                                                       =======     =======


See the accompanying notes to the consolidated financial statements.

                      TELE NORTE CELULAR PARTICIPACOES S.A.

                        CONSOLIDATED STATEMENTS OF INCOME
                            AND COMPREHENSIVE INCOME
                     Amounts are in thousands of reais - R$


                                                                          YEAR ENDED DECEMBER 31,
                                                                 ---------------------------------------
                                                                    2000           1999           1998
                                                                 ---------      ---------      ---------
Revenues:
   Services provided to third parties                              356,713        275,323        206,629
   Services provided to related parties                                  -              -         25,926
   Sales of handsets                                               123,909         33,523              -
                                                                 ---------      ---------      ---------
                                                                   480,622        308,846        232,555
                                                                 ---------      ---------      ---------

Cost of services:
   Provided by related parties                                           -              -         29,004
   Other                                                           150,204        113,872         38,540
Cost of handsets                                                   133,114         36,927              -
Selling, general and administrative expenses                       144,561         90,626         51,913
Pension plan expense                                                 1,477          6,300              -
Bad debt expense                                                    24,760         28,084         38,428
Other net operating income                                          (3,647)          (710)        (1,688)
Impairment of long-lived assets                                          -              -         18,448
                                                                 ---------      ---------      ---------
Operating income                                                    30,153         33,747         57,910

Interest income                                                    (12,330)       (20,963)        (8,591)
Interest expense                                                    18,750          6,016          4,047
Foreign exchange (gain) loss                                        13,579         12,394          2,472
                                                                 ---------      ---------      ---------
Income before minority interest and taxes                           10,154         36,300         59,982
Income taxes                                                        (1,534)         8,347         16,897
Minority interest                                                    3,741          8,570         11,553
                                                                 ---------      ---------      ---------
Net income and comprehensive income                                  7,947         19,383         31,532
                                                                 ---------      ---------      ---------



                                                                 ---------      ---------      ---------
Basic and diluted earnings, in reais per thousand shares              0.02           0.06           0.09
                                                                 =========      =========      =========


See the accompanying notes to the consolidated financial statements

                      TELE NORTE CELULAR PARTICIPACOES S.A.

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                     Amounts are in thousands of reais - R$


                                                                             Additional
                                        Divisional   Preferred     Common     Paid-In     Capital      Retained
                                          Equity       Shares      Shares     Capital     Reserves     Earnings       Total
                                         --------     --------    --------    --------    --------     --------     --------
BALANCE AT DECEMBER 31, 1997              157,192            -           -           -           -            -      157,192
                                         --------     --------    --------    --------    --------     --------     --------
Contributed capital from the Spin-Off       1,975            -           -           -           -            -        1,975
Allocation of divisional equity as a
result of Spin-Off                       (159,167)      36,266      21,483           -     101,418            -            -
Contributed capital                             -            -           -           -       1,200            -        1,200
Interest on capital                             -            -           -           -           -       (2,047)      (2,047)
Net income                                      -            -           -           -           -       31,532       31,532
                                         --------     --------    --------    --------    --------     --------     --------
BALANCE AT DECEMBER 31, 1998                    -       36,266      21,483           -     102,618       29,485      189,852
                                         --------     --------    --------    --------    --------     --------     --------
Paid in capital - non cash                      -            -           -           -      48,818            -       48,818
Net income                                      -            -           -           -           -       19,383       19,383
Dividends                                       -            -           -           -           -       (1,724)      (1,724)
Interest on capital                             -            -           -           -           -       (4,023)      (4,023)
                                         --------     --------    --------    --------    --------     --------     --------
BALANCE AT DECEMBER 31, 1999                    -       36,266      21,483           -     151,436       43,121      252,306
                                         --------     --------    --------    --------    --------     --------     --------
Additional  paid-in capital                     -            -           -       5,688           -            -        5,688
Net income                                      -            -           -           -           -        7,947        7,947
Capital increase                                -          286         170           -        (456)           -            -
Dividends                                       -            -           -           -           -       (4,129)      (4,129)
                                         --------     --------    --------    --------    --------     --------     --------
BALANCE AT DECEMBER 31, 2000                    -       36,552      21,653       5,688     150,980       46,939      261,812
                                         ========     ========    ========    ========    ========     ========     ========



See the accompanying notes to the consolidated financial statements

                      TELE NORTE CELULAR PARTICIPACOES S.A.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                     Amounts are in thousands of reais - R$


                                                                                    YEAR ENDED DECEMBER 31,
                                                                           ---------------------------------------
                                                                              2000           1999           1998
                                                                           ---------      ---------      ---------
Operating activities:
Net income                                                                     7,947         19,383         31,532
Adjustments to reconcile net income to net cash provided by operating activities:
   Depreciation                                                               56,730         50,382         20,266
   Deferred income taxes                                                      (6,311)        (6,920)       (24,428)
   Minority interest                                                           3,741          8,570         11,553
   Unrealized foreign exchange loss on long-term debt                         11,340         10,702          1,700
   Pension plan expense                                                        1,477          6,300              -
   Provision for contingencies                                                  (937)           999          9,030
   Impairment of long-lived assets                                                 -              -         18,448
   Compensation expense                                                            -              -          1,200
Changes in operating assets and liabilities:
   Trade receivables                                                         (33,423)       (43,105)         9,611
   Accounts payable and accrued liabilities                                   60,368         46,821          4,864
   Accounts payable related to property, plant and equipment                       -              -        (14,121)
   Value added and other taxes payable                                           959          1,842          6,867
   Income taxes payable                                                            -        (21,504)        12,188
   Deferred activation fees                                                   (1,735)        (3,531)         5,266
   Other                                                                     (24,889)           180         (9,185)
                                                                           ---------      ---------      ---------
Net cash provided by operating activities                                     75,267         70,119         84,791
                                                                           ---------      ---------      ---------

Investing activities:
   Proceeds from sales of property, plant and equipment                            -              -          2,348
   Additions to property, plant and equipment                               (187,121)      (151,037)       (31,672)
                                                                           ---------      ---------      ---------
Net cash used in investing activities                                       (187,121)      (151,037)       (29,324)
                                                                           ---------      ---------      ---------

Financing activities:
   Increase in short-term debt                                                     -         46,342              -
   Increase in long-term debt                                                270,485         63,372         21,971
   Repayment of short-term debt                                              (36,942)        (9,400)             -
   Repayment of long-term debt                                               (22,053)       (24,149)        (8,525)
   Dividends                                                                  (4,129)        (5,747)             -
   Contribution upon Spin-Off                                                      -              -          1,975
                                                                           ---------      ---------      ---------
Net cash provided by financing activities                                    207,361         70,418         15,421
                                                                           ---------      ---------      ---------

Increase in cash and cash equivalents for the year                            95,507        (10,500)        70,888
Cash and cash equivalents, beginning of the year                              69,233         79,733          8,845
                                                                           ---------      ---------      ---------
Cash and cash equivalents, end of the year                                   164,740         69,233         79,733
                                                                           =========      =========      =========

Supplemental cash flow information:
   Income taxes paid                                                           2,599         24,520         29,229
   Interest paid                                                              15,878          3,945          2,343



See the accompanying notes to the consolidated financial statements.

                      TELE NORTE CELULAR PARTICIPACOES S.A.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     Amounts are in thousands of reais - R$


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

    The Company will be required to make significant capital and operating expenditures on an ongoing basis in order to deploy its cellular telecommunications network, which will require the Company to seek additional financing. Some of these investments may be financed through debt denominated in foreign currencies. A significant devaluation and a return to high levels of inflation could have an adverse effect on the Brazilian economy, and, as a result, it could affect the Company's financial position, cash flows or results of operations.

                      TELE NORTE CELULAR PARTICIPACOES S.A.

                     Amounts are in thousands of reais - R$


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

3.  SUMMARY OF ACCOUNTING POLICIES

    The summary of significant accounting policies is as follows:

    (a) Consolidation

        The consolidated financial statements include the accounts of the Tele Norte and the subsidiaries. All significant intercompany transactions and balances have been eliminated.

    (b) Cash equivalents

        Cash equivalents consist of highly liquid investments with original maturities of three months or less at the time of purchase.

                      TELE NORTE CELULAR PARTICIPACOES S.A.

                     Amounts are in thousands of reais - R$


    (c) Foreign currency transactions

        Transactions in foreign currency are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are translated using the exchange rate at the balance sheet date. Exchange differences are recognized in the statements of operations as they occur.

    (d) Property, plant and equipment

        Property, plant and equipment are stated at indexed cost through December 31, 1997 and at cost thereafter. Depreciation is provided using the straight-line method based on the estimated useful lives of the underlying assets as follows:

                                                                          Years
                                                                        ----------
        Buildings                                                           20
        Network equipment                                                 5 to 8
        Other equipment                                                   5 to 10

        Interest incurred on borrowings is capitalized as part of property, plant and equipment until the asset is placed in service, to the extent that borrowings do not exceed construction-in-progress.

        The Company reviews property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In December 1998, to comply with industry practice, the Company reduced the estimated useful lives of certain of its assets as follows: network equipment from 10 to 13 years to 5 to 8 years, buildings from 25 years to 20 years and other equipment from 5 to 20 years to 5 to 10 years. The Company believes that the estimated useful lives used by the industry better reflect the period of the economic benefits to be received from the assets.

    (e) Revenue recognition

        Revenues for services are recognized when the service is provided or when the equipment is sold, respectively. Revenues from cellular telephone services consist of subscription charges, usage charges, activation fees, network usage charges and charges for maintenance and other customer services. Unbilled revenues from the billing date to the month-end are estimated and recognized as revenue during the month in which the service was provided. Effective January 1, 1998, the Company defers net activation fees. These fees are amortized over twelve months, the estimated effective contract life. Revenues from equipment sales refer to sales of handsets.

        The Company began selling prepaid cards during 1999. The revenue from the sales of these cards is recognized according to the minutes used for each card. Revenue from unused minutes is deferred until used. Because the amount deferred is immaterial, it has been included in other liabilities.

    (f) Pension and other post-retirement benefits

        In 2000 the Company participates in a multi-employer pension plan with respect to its retired employees and a multiple employer with respect to its active employees. The Company also participates in multi-employer post-retirement benefit plan for all of its employees. Prior to that, the Company participated in a multi-employer pension and post-retirement benefit plan for all of its employee. The Company accounts for such benefit costs in accordance with SFAS 87 (Employers Accounting for Pension). See note 12.

                      TELE NORTE CELULAR PARTICIPACOES S.A.

                     Amounts are in thousands of reais - R$


    (g) Use of estimates

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

    (h) Advertising costs

        Advertising costs are expensed as incurred and included in selling, general and administrative expenses. They amounted to R$12,481, R$12,390 and R$930 for the years ended December 31, 2000, 1999 and 1998, respectively.

    (i) Stock-Based Compensation

        The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) and related Interpretations because the Company believes the alternative fair value accounting provided for under FASB Statement No. 123, Accounting for Stock-Based Compensation, (FAS 123) requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

    (j) New accounting pronouncements

        SFAS NO. 133, "ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES"

        In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS 133 establishes new accounting and reporting standards for derivative financial instruments and for hedging activities. SFAS 133 requires companies to measure all derivatives at fair value and to recognize them in the balance sheet as an asset or liability, depending on the company's rights or obligations under the applicable derivative contract. In June 1999, the FASB issued SFAS No. 137, which deferred the effective date of adoption of SFAS 133 for one year. The Company will adopt SFAS 133 no later than the first quarter of fiscal year 2001. The estimated effect will be R$3,100.

    (k) Swaps

        The Company entered into swap agreements as part of its program to manage its dollar denominated debt portfolio and related costs of borrowing. The differential to be paid or received is accrued as interest rates and exchange rates change and is recognized into income over the life of the agreements.

    (l) Reclassifications

        Certain amounts were reclassified to conform to the 2000 presentation.

                      TELE NORTE CELULAR PARTICIPACOES S.A.

                     Amounts are in thousands of reais - R$


4.  PROPERTY, PLANT AND EQUIPMENT

                                                                    Accumulated        Carrying
                                                       Cost         Depreciation        Value
                                                     --------       ------------       ---------
   DECEMBER 31, 1999
   Land and buildings                                   4,966              544            4,422
   Network equipment                                  265,504          100,022          165,482
   Other equipment                                     71,010            9,525           61,485
   Construction-in-progress                            76,606                -           76,606
                                                     --------         --------         --------
                                                      418,086          110,091          307,995
                                                     ========         ========         ========

   DECEMBER 31, 2000
   Land and buildings                                   5,984              635            5,349
   Network equipment                                  377,230          135,685          241,545
   Other equipment                                    107,820           30,501           77,319
   Construction-in-progress                           114,173                -          114,173
                                                     --------         --------         --------
                                                      605,207          166,821          438,386
                                                     ========         ========         ========


    The amount of interest capitalized as part of property, plant and equipment is R$8,895 and R$2,623 for the years ended December 31,2000 and 1999, respectively.

5.  SHORT-TERM DEBT

                                                                  INSTITUTION         2000             1999
                                                                  -----------      -----------      -----------
   Reais facilities, due in quarterly installments until
   November 2000 with annual interest of 6.7% over the
   Long-term Interest Rate (TJLP - 12.5% at December 31,
   1999)                                                           BNDES (1)            -              36,942
                                                                                   -----------      -----------
   Total                                                                                -              36,942
                                                                                   ===========      ===========

6.  LONG-TERM DEBT


                                                                   INSTITUTION           2000             1998
                                                                   -----------       -----------      -----------
   U.S. dollar denominated, unsecured, interest and principal
   due semi-annually through March 2003, interest at LIBOR          ABN AMRO/
   plus 0.4%.                                                        Ericsson            25,310          32,643

   U.S. dollar denominated, unsecured, interest and principal due semi-annually through December 2004, interest at LIBOR
   plus 5.75%.                                                        EDC (2)            48,885          45,450

   U.S. dollar denominated, unsecured, interest and principal
   due semi-annually through September 2003, interest at LIBOR      BBA Bank/
   plus 4.15%.                                                       Ericsson            41,062               -

   U.S. dollar denominated, unsecured, interest at LIBOR plus
   3.925%, interest and principal due semi-annually beginning
   in April 2002 until October 2005.                                 OPIC (3)            97,790               -

                      TELE NORTE CELULAR PARTICIPACOES S.A.

                     Amounts are in thousands of reais - R$


                                                                  INSTITUTION         2000             1999
                                                                  -----------      -----------      -----------
   Reais facilities, interest at LIBOR plus 3.8%, interest and principal due quarterly beginning in October 2001 until
   December 2005.                                                   BNDES (1)           135,577               -

   Other                                                                                    276          11,035
                                                                                   ------------     -----------
   Total                                                                                348,900          89,128
   Less current portion                                                                 (23,021)        (11,614)
                                                                                   ------------     -----------
   Long-term portion                                                                    325,879          77,514
                                                                                   ============     ===========


    (1) BNDES - National Bank for Economic and Social Development

    (2) EDC - Export and Development Corporation

    (2) OPIC - Overseas Private Investment Corporation


        Minimum annual principal repayments of all long-term debt during the next five years are as follows:

   2002                                                                   81,520
   2003                                                                  115,304
   2004                                                                   70,605
   2005 and after                                                         58,450
                                                                        --------
   Total                                                                 325,879
                                                                        ========

    The financing contracts obtained by the subsidiaries with BNDES, Overseas Private Investment Corporation - OPIC - and the Export and Development Corporation - EDC have covenants related to the destination of funds as specified in the contracts, and the maintenance of principally balance sheet ratios. If an event default occurs, such financing may have their due dates anticipated. At December 31, 2000 all covenants were met by the subsidiaries or waived by the Financial Institution.

    The contract with BNDES is secured by accounts receivable.

7.  CAPITAL STOCK

    The capital stock of the Company is comprised of preferred shares and common shares, all without par value. The Company has 700,000,000 thousand shares authorized, (including both preferred and common shares). At December 31, 2000, there were 210,189,114 thousand outstanding preferred shares (210,029,997 thousand at December 31, 1999) and 124,463,251 thousand outstanding common shares (124,369,030 at December 31, 1999). The capital may be increased by a decision taken at a shareholders' meeting or by the Board of Directors in connection with the capitalization of profits or reserves, provided that the amounts were allocated for capital increases at a previous shareholders' meeting.

    The preferred shares are non-voting except under limited circumstances and are entitled to a preferential, 6% non-cumulative dividend. The preferred shares are also entitled to priority over the common shares in the case of liquidation of the Company.

    Under the Brazilian Corporate Law, the number of non-voting shares or shares with limited voting rights, such as the preferred shares, may not exceed two-thirds of the total number of outstanding shares.

                      TELE NORTE CELULAR PARTICIPACOES S.A.

                     Amounts are in thousands of reais - R$


    As part of the privatization of Telebras, the Brazilian Federal Government offered Telebras' employees the right to purchase, at a discounted price, the Federal Government's entire holding of Telebras preferred shares and the preferred shares of each of the New Holding Companies created as a result of the Spin-Off. The period during which employees could subscribe for the shares began on August 4, 1998, and expired on October 30, 1998. In 1998, the Company recorded compensation expense and contributed capital in the amount of R$1,200 related to this offer.

    At December 31, 2000 the Company has reserved 872,697 shares of preferred stock for issuance in connection with the stock option plans - see Note 17

    Dividends

    Under Brazilian Corporate Law, dividends can only be paid out of the distributable capital arising from the Spin-Off and from future retained earnings. Pursuant to its by-laws, the Company is required to distribute as dividends in respect of each fiscal year ending on December 31, to the extent amounts are available for distribution, an aggregate amount equal to at least 25% of Adjusted Net Income, as defined below, on such date. The annual dividend distributed to holders of preferred shares, the "Preferred Dividend", has priority in the allocation of Adjusted Net Income. Remaining amounts to be distributed are allocated first to the payment of a dividend to holders of common shares in an amount per share equal to the Preferred Dividend, and the remainder is distributed equally, on a per share basis, among holders of preferred shares and common shares.

    For the purposes of the Brazilian Corporate Law, and in accordance with the Company's by-laws, the "Adjusted Net Income" is an amount equal to the Company's net profits under Brazilian GAAP adjusted to reflect allocations to or from (i) the legal reserve, (ii) a contingency reserve for anticipated losses, if any, and (iii) an unrealized revenue reserve, if any. Under Brazilian Corporate Law, the Company is required to appropriate 5% of its annual earnings, calculated using Brazilian GAAP, after absorbing accumulated losses, to a legal reserve, which is restricted as to distribution. This reserve may be used to increase capital or to absorb losses, but may not be distributed as dividends. At December 31, 2000, the Company's financial statements, prepared using Brazilian GAAP, presented an unconsolidated total equity of R$258,324 including a legal reserve of R$7,311.

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

    In accordance with Brazilian corporate law, the Company may issue shares (pro rata both common and preferred) based on the different pricing criteria permitted by such law to the contributing shareholder for the amount of the tax benefits recognized by the Company. However, the minority shareholders will be given the

                      TELE NORTE CELULAR PARTICIPACOES S.A.

                     Amounts are in thousands of reais - R$


    right to purchase their pro-rata share of this capital stock increase in order to prevent dilution. In case they do not accept the offer, these shares will be issued to the majority shareholders. Additionally, the Company has to ensure that shareholders will receive the minimum dividend required by law if the amortization expense results in accumulated losses.

    These potential shares are considered contingent shares and since it is not possible to determine what pricing criteria the Company will use, these shares are not included in either basic or diluted earnings per share calculation, in accordance with SFAS 128.

    See also Note 10.

8.  EARNINGS PER SHARE

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

    Basic earnings per common share are computed by reducing net income by distributable and undistributable net income available to preferred shareholders and dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the period. Net income available to preferred shareholders is the sum of the preferred dividends distributable net income, and the preferred shareholders' portion of undistributed net income.

    Undistributed net income is computed by deducting preferred dividends and common dividends from net income. Undistributed net income is shared equally, on a per share basis, by the preferred and common shareholders.

    The following table sets forth the computation of basic and diluted earnings per thousand of common shares:

                                                                       2000             1999              1998
                                                                  ------------      ------------      ------------
   Numerator:
      Net income                                                         7,947            19,383            31,532
      Less: Distributable net income available to preferred
      stockholders                                                      (2,193)           (2,176)           (2,176)
         Undistributed net income allocated to preferred
         stockholders                                                   (2,798)           (9,998)          (17,629)
                                                                  ------------      ------------      ------------
   Numerator for basic and diluted earnings per thousand
      shares-income available to common stockholders                     2,956             7,209            11,727
                                                                  ------------      ------------      ------------
   Denominator:
   Basic and diluted weighted-average number of common shares
      (in thousands)                                               124,463,251       124,369,031       124,369,031
                                                                  ------------      ------------      ------------
   Basic and diluted earnings, in reais per thousand common
      shares                                                              0.02              0.06              0.09
                                                                  ============      ============      ============

                      TELE NORTE CELULAR PARTICIPACOES S.A.

                     Amounts are in thousands of reais - R$


9.  INCOME TAXES

    Brazilian income taxes comprise federal income tax and the social contribution tax. The statutory rates for income tax and for the social contribution tax are 25% and 9%, 25% and 12% and 25% and 8% at December 31, 2000, 1999 and 1998, respectively.

    Following is the detail of income tax expense for the years ended December 31, 2000, 1999 and 1998:

                                                            2000         1999         1998
                                                          --------     --------    ----------
   Federal income tax charge                                4,391       12,543       31,150
   Social contribution tax charge                             386        2,724       10,175
   Deferred taxes                                          (6,311)      (6,920)     (24,428)
                                                          -------      -------     --------
   Income tax expense as reported in the accompanying
   financial statements                                    (1,534)       8,347       16,897
                                                          =======      =======     ========

    Following is a reconciliation of the reported income tax expense and the amount calculated by applying the combined statutory tax rate of 34%, 37% and 33% for the years ended December 31, 2000, 1999 and 1998, respectively:

                                                                     2000          1999          1998
                                                                   --------      --------      --------
   Tax charge at the combined statutory rate                         3,452        13,431        19,794
      Tax incentive                                                 (1,480)            -             -
      Non-deductible expenses (non taxable income) and others       (2,965)       (2,436)       (2,897)
      Interest on capital                                             (541)       (2,648)            -
                                                                   -------       -------       -------
      Income tax expense as reported in the accompanying
      financial statements                                          (1,534)        8,347        16,897
                                                                   =======       =======       =======

    Following is an analysis of deferred income tax assets and liabilities:

                                                                                        2000             1999
                                                                                      --------         --------
   Deferred tax assets:
       Income taxes losses carry forwards                                               4,739                -
       Assets related to paid in capital                                               43,824           48,818
       Impairment of equipment                                                          1,816            9,160
       Accrued expenses and provision for contingencies                                18,998           10,682
       Allowance for doubtful accounts                                                 12,256           10,164
       Capitalized interest                                                             1,810            3,427
                                                                                      -------          -------
                                                                                       83,443           82,251

   Deferred tax liabilities:
       Cumulative indexation differences                                               (4,902)          (6,112)
                                                                                      -------          -------
       Net deferred tax assets                                                         78,541           76,139
                                                                                      =======          =======
       Current portion                                                                  5,030           11,329
       Long-term deferred income taxes                                                 73,511           64,810
                                                                                      -------          -------
       Net deferred tax assets                                                         78,541           76,139
                                                                                      =======          =======

                      TELE NORTE CELULAR PARTICIPACOES S.A.

                     Amounts are in thousands of reais - R$


    As further explained in Note 7, the total tax of R$48,818 related to deferred asset was credited to paid in capital in the shareholders' equity section.

10. TRANSACTIONS WITH RELATED PARTIES

    (a) Empresa Brasileira de Telecomunicacoes S.A.

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

    (b) Telesystem International Wireless

        Telesystem International Wireless - TIW, the parent company of the 49% owner of Telpart S.A., the Company's major shareholder, provided the Company with technical assistance and services from August 4, 1998 until the end of 2000. Amounts accrued for such services were approved by the Company's Board of Directors and totaled R$22,844, R$9,646, and R$3,656 in 2000, 1999 and 1998, respectively.

        The Company, after consulting with legal counsel, decided not to pay the amounts accrued for technical assistance and services described above. This was because Brazilian Corporate Law and the Company's by-laws require that payment for such services must be approved by the shareholders. However such shareholder approval did not occur. Accordingly, the amounts owed to TIW for technical assistance and services at December 31, 2000 of R$5,688 net of the related tax effect of R$2,930 were credited to paid-in capital.

        At December 31, 2000 and 1999, the Company has liabilities payable to TIW for approximately R$10,860 and R$5,581, respectively, related to expenses (principally, salaries and benefits) charged by TIW to the Company. Certain of those amounts are being disputed by the Company.

    (c) Latinvest Asset Management

        At December 31, 2000 the Company has cash equivalents of R$25,432 deposited in Latinvest Red, an investment fund managed by Latinvest Asset Management, a shareholder of the Company. This cash investment earns interest ranging from 16% to 23% and interest income related to this cash equivalent amounts to R$432.

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

                      TELE NORTE CELULAR PARTICIPACOES S.A.

                     Amounts are in thousands of reais - R$


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

    Effective 2001, the plan was modified and changed into a multiple employer pension plan with respect to active employees. The plan assets and liabilities related to active employees were transferred into a new plan and the benefits remained unchanged. The post-retirement benefit plans remained as unchanged as multi-employer plans.

    Substantially all of Company's employees are covered by these plans. The Company contributed R$1,069 and R$786 in 1999 and 1998, respectively, with respect to pension fund and post-retirement plan contributions. The Company contributed R$68 in 2000 with respect to the multi-employer plans.

    In 1999, Sistel approved changes to the plan statutes resulting in the break up of plan assets and liabilities related to the active participants of each sponsor. Sistel did not break up plan assets and liabilities related to inactive participants and, thus, the Company will continue to sponsor the Sistel plan for such inactive participants.

    At December 31, 1999 the Company recorded its estimated portion of the unfunded pension liability of R$6,300.

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

    The change in plans assets and benefit obligation, and the annual pension cost of the multiple employer pension plan for the active employees plan and the related actuarial assumptions for the year ended December 31, 2000 are as follows:

                      TELE NORTE CELULAR PARTICIPACOES S.A.

                     Amounts are in thousands of reais - R$


   Change in plan assets
   ---------------------

   Fair value of plan assets at beginning of year              8,927
   Actual return on plan assets                                1,026
   Sponsors' contributions                                       987
   Benefits and expenses paid                                  (523)
                                                             -------
   Fair value of plan assets at end of year                   10,417
                                                             =======

   Change in benefit obligations
   -----------------------------

   Benefit obligation at beginning of year                     6,300
   Net period cost                                             1,477
   Actuarial (gains) losses                                      523
   Benefits and expenses paid                                  (523)
                                                             -------
   Benefit obligation at end of year                           7,777
                                                             =======

   Components of Annual pension cost
   ---------------------------------

   Net service cost                                            1,051
   Interest cost                                               1,303
   Expected return on assets                                   (877)
                                                             -------
   Net periodic pension cost                                   1,477
                                                             =======

    The weighted-average actuarial assumptions, as determined by actuaries, were as follows:

   Discount rate for determining projected benefit obligations                  6.00%
   Rate of increase in compensation levels                                      3.00%
   Expected long-term rate of return on plan assets                             9.00%

    The above rates exclude inflation.

13. COMMITMENTS

    At December 31, 2000, the Company has capital expenditure commitments of R$17,200 related to the continuing expansion and modernization of the network.

    The Company rents equipment and premises through a number of operating lease agreements that expire at different dates. Total rent expense under these agreements was R$6,753, R$4,491 and R$4,254 for the years ended December 31, 2000, 1999 and 1998, respectively.

    Future minimum lease payments under non-cancelable operating leases with an initial term of one year or more are as follows at December 31, 2000:

                      TELE NORTE CELULAR PARTICIPACOES S.A.

                     Amounts are in thousands of reais - R$


   Year ending December 31,
   2001                                                                   6,585
   2002                                                                   5,947
   2003                                                                   5,052
   2004                                                                   3,481
   2005 and after                                                         6,090
                                                                        -------
   Total minimum payments                                                27,155
                                                                        =======

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

    On December 31, 2000, based upon their tax consultants' opinion, the subsidiaries decided to record a provision for contingencies. The provisions mentioned above are R$38,654 net of escrow deposits in the amount of R$30,235 consolidated (R$15,501 in 1999).

    Other litigation

    The Company is subject to legal proceedings, administrative proceedings and claims of various types in the ordinary course of its business for which an accrual of R$686 and R$2,631 for 2000 and 1999, respectively, have been recorded in these accompanying consolidated financial statements. In management's opinion, the ultimate settlements, if any, will not have any additional significantly adverse effect on the Company's financial condition or results of operations.

15. FINANCIAL INSTRUMENTS

    (a) Fair value of financial assets and liabilities

        Estimatedfair values of the Company's financial assets and liabilities have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimated fair values. Accordingly, the amounts presented below are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair values.

                      TELE NORTE CELULAR PARTICIPACOES S.A.

                     Amounts are in thousands of reais - R$


        The fair value information as of December 31, 2000 and 1999 presented below is based on pertinent information available to management as of those dates.

                                               2000                           1999
                                    -------------------------       -------------------------
                                    BOOK VALUE     FAIR VALUE       BOOK VALUE     FAIR VALUE
                                    ----------     ----------       ----------     ----------
        Short term debt                    -                          36,942          36,942
        Long-term debt               348,900         349,432          89,128          89,128

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

    (b) Concentration of risks

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

16. SWAPS

    At December 31, 2000 the Company had entered into swaps whereby the Company earns the exchange variation between the United States dollars and the Brazilian Real plus 13.90% to 14.90% and pays interest based on a short term inter bank rate. These agreements have total notional amount of R$23,900 and expire on various dates through 2005. The estimated fair value at December 31, 2000 was R$1,900.

17. STOCK-BASED COMPENSATION

    On October 5, 2000, the Company's Board of Directors approved two long-term incentive plans as follows:

    (a) The first plan covers certain key executives who may be granted target awards of Company shares of common or preferred stock. The awards are earned and shares will be issued only to the extent that the Company achieves performance goals determined by the Board of Directors during a five-year performance period. As of December 31, 2000, no shares have been granted and no compensation expense has been recognized.

    (b) The second plan covers key executives (who also participate in the first plan) and other employees. Options granted under this plan relate to preferred stock and are exercisable at the market price at the date of grant. The vesting period is 20% during the second year, 60% during the third year and 100% during the fourth year. At December 31, 2000 872,697 options have been granted and none have been exercised as the vesting period had not begun.

    Pro forma information regarding net income and earnings per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that

                      TELE NORTE CELULAR PARTICIPACOES S.A.

                     Amounts are in thousands of reais - R$


    Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2000: risk-free interest rates of 6% dividend yields of 6%; volatility factors of the expected market price of the Company's preferred stock of 1.056; and a weighted-average expected life of the option of 7 years.

    The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

    For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information for the year ended December 31, 2000 follows:

   Pro forma net income:                                                      R$   7,919
   Pro forma basic and diluted earnings per thousand shares:                  R$    0.02

18. OTHER INFORMATION

    The changes in the allowance for doubtful accounts during the three years ended December 31, 2000 was as follows:

                                               2000             1999             1998
                                           ------------     ------------     -----------
Balance at beginning of period                27,210           18,220            9,696
Charged to cost and expenses                  24,760           28,084           38,428
Write-off and recoveries                     (15,922)         (19,094)         (29,904)

Balance at end of period                      36,048           27,210           18,220

19. SUBSEQUENT EVENTS

    In 2000, the Federal Government established the following contributions which will affect the future operations of the Company:

    (a) Contribution for the Fund of Globalization of Telecommunications Services - "Fust"

        Fust was established by Law 9,998 of August 17, 2000, in order to provide resources to cover the cost installment attributed to the accomplishment of obligations for globalization of telecommunication services that cannot be recovered with efficient service exploration or that is not responsibility of the concessionaire.

        The contribution to this Fund started on January 2, 2001, by all telecommunications services companies at the rate of 1% of the amount of gross operating telecommunications services revenue.

                      TELE NORTE CELULAR PARTICIPACOES S.A.

                     Amounts are in thousands of reais - R$


    (b) Contribution for the Fund of Telecommunications Technological Development - "Funttel"

        Funttel was established by Law 10,052 of November 28, 2000, in order to estimulate the process of technological innovation, enhance the human resources capacity, generate new jobs and promote access by small and medium companies to capital resources, in order to increase the competitiveness of the Brazilian Telecommunications Industry.

        The contribution of Funttel began on March 28, 2001, by all telecommunications services companies at the rate of 0.5% of the amount of gross operating telecommunications services revenue.

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

AMPS (Advanced Mobile Phone     An analog cellular telecommunications services
Service):                       standard utilizing the 850 MHz band in use in
                                North America, parts of South America, Australia and various other areas.

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

CDMA (Code Division Multiple    A standard of digital cellular
Access):                        telecommunications technology that provides more
                                call carrying capacity than analog or TDMA .

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

exchange:                       See Switch.

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

PCS (Personal Communication     PCS has come to represent two things: first, a
Services):                      digital wireless communications service
                                operating over the 1.9 GHz band; and second, more generically, a wireless communications service utilizing a digital network that offers typical features such as voice, video and data applications, short messaging, voicemail, caller identification, call conferencing and call forwarding. Generic PCS suppliers promote this service in the ability of its features to be customized, or "bundled," to the needs of the individual customers.

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

TDMA (Time Division Multiple    A standard of digital cellular
Access):                        telecommunications technology, which provides
                                more call carrying capacity than analog, but less than CDMA.

value added services:           Value added services provide additional
                                functionality to the basic transmission services offered by a telecommunications network.

                                   SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the registrant certifies that it meets all requirements for filing on Form 20-F and has duly created this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                             TELE NORTE CELULAR PARTICIPACOES S.A.


                               By:  /s/ JOAO COX NETO
                                   ---------------------------------------------
                                    Joao Cox Neto
                                    Chief Financial Officer and Market Relations
                                    Executive Officer


DATE: June 29, 2001

ITEM 19. EXHIBITS

                                                                                           PAGE
                                                                                           ----
1.      Charter of Tele Norte Celular Participacoes S.A. ......................................*

2(a).   Amended and Restated Deposit Agreement dated as of November 2, 1998 among Tele Norte Celular Participacoes S.A., The Bank of New York, as
        depositary and owners and beneficial owners of American Depositary
        Receipts..............................................................................**

2(b).   Not applicable.

2(c).   Not applicable.

3.      Not applicable.

4(a).   Standard Concession Agreement for Mobile Cellular Service............................***

4(b).   Cellular System Agreement dated September 27, 1998 between Tele Norte
        Celular Participacoes S.A., and Ericsson Telecomunicacoes S.A. ......................E-2

4(c).   U.S.$15.1 million Private Instrument for Financing, Debt Assumption and
        other Agreements dated March 31, 1998 between Ericsson Telecomunicacoes
        S.A. and Telamazon Celular S.A. (now known as Amazonia Celular S.A. -
        Amazonas) (together with Private Agreement for the Assignment of Credit and Other Adjustments dated August 25, 2000 among Ericsson
        Telecomunicacoes S.A., ABN AMRO Brasil Participacoes S.A., Telamazon
        Celular S.A. and Telebras)..........................................................E-33

4(d).   U.S.$25 million Credit Agreement dated December 20, 1999 among Telepara
        Celular S.A., Telamazon Celular S.A., Telma Celular S.A., Teleamapa
        Celular S.A., Telaima Celular S.A., Tele Norte Celular Participacoes
        S.A., the Export Development Corporation and others.................................E-44

4(e).   U.S.$10.5 million Private Instrument for Debt Assumption, Assignment and
        Transfer dated September 27, 2000 among Telepara Celular S.A., Tele
        Norte Celular Participacoes S.A., Banco BBA Creditanstalt S.A. and
        Ericsson Telecomunicacoes S.A. ....................................................E-112

4(f)    U.S.$10.5 million Private Instrument for Debt Assumption, Assignment and
        Transfer dated September 27, 2000 among Telepara Celular S.A., Tele
        Norte Celular Participacoes S.A., Banco Santander Brasil S.A. and
        Ericsson Telecomunicacoes S.A. ....................................................E-117

4(g).   U.S.$50 million Credit Agreement dated October 20, 2000 among Telepara
        Celular S.A., Telamazon Celular S.A., Telma Celular S.A., Teleamapa
        Celular S.A., Telaima Celular S.A., Tele Norte Celular Participacoes
        S.A., Banco Citibank S.A. and others...............................................E-121

4(h).   R$162.6 million Credit Agreement dated December 14, 2000 between
        Amazonia Celular S.A. - Maranhao and BNDES.........................................E-177

5.      Not applicable.

6. Computation of earnings per share (See Note 8 to the consolidated financial statements)

7.      Not applicable

8.      List of subsidiaries (See "Item 4. Information on the Company - A.
        History and development of the company - The Registrant and its operating subsidiaries")

9.      Not applicable.

10.     None.

---------
* Previously filed in Registration Statement on Form 20-F on September 18, 1998 and in Form 6-K filed on April 23, 1999.

** Previously filed in Registration Statement on Form F-6 on October 29, 1998 (No. 333-9560)

***     Previously filed in Registration Statement on Form 20-F on September 18,
        1998.