Form 20-F
period 2003-12-31
TELE NORTE CELULAR PARTICIPACOES SA
filed 2004-06-30
CIK 1072345

As filed with the Securities and Exchange Commission on June 30, 2004

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission File Number 1-14479

TELE NORTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its charter)

TELE NORTE CELLULAR HOLDING COMPANY

(Translation of Registrant’s name into English)

THE FEDERATIVE REPUBLIC OF BRAZIL

(Jurisdiction of incorporation or organization)

SCN Quadra 4, Bloco B, Ed. Centro Empresarial Varig, Torre Oeste, Sala 702-A
70714-000 Brasilia-DF, Brazil
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Preferred Shares without par value Depositary Shares, each representing 50,000 Preferred Shares	New York Stock Exchange* New York Stock Exchange

* Not for trading, but only in connection with the registration of American Depositary Shares representing those Preferred Shares, on the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

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

Yes   ☒    No   ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐    Item 18   ☒

INTRODUCTION

          Tele Norte Celular Participações S.A., a corporation organized under the laws of the Federative Republic of Brazil, is referred to in this annual report as “the Registrant.” Amazônia Celular S.A. (previously named Amazônia Celular S.A. – Maranhão) is the Registrant’s operating subsidiary and is referred to as “Amazônia Celular.” Amazônia Celular, together with the Registrant, is referred to as “we,” “us” or “our,” unless the context requires otherwise. On December 31, 2002, we merged the subsidiaries of Amazônia Celular S.A. – Maranhão, namely Amazônia Celular S.A. – Amapá, Amazônia Celular S.A. – Amazonas, Amazônia Celular S.A. – Pará and Amazônia Celular S.A. – Roraima into Amazônia Celular S.A. – Maranhão. On March 19, 2003, the shareholders of Amazônia Celular S.A. – Maranhão approved the change of its name into Amazônia Celular S.A.

          References in this annual report to (i) the “real,” “reais” and “R$” are references to Brazilian reais (plural) and to the Brazilian real (singular), the currency of Brazil, (ii) “U.S. dollars,” “dollars” and “US$” are references to United States dollars, (iii) “preferred shares” and “common shares” are references to the Registrant’s authorized and outstanding shares of non-voting preferred shares, designated as ações preferenciais and common shares, designated as ações ordinárias, in each case without par value, (iv) “ADSs” are references to our American Depositary Shares, each representing 50,000 preferred shares, (v) “Commission” are to the U.S. Securities and Exchange Commission, (vi) “CVM” are to the Comissão de Valores Mobiliários, the Brazilian securities commission, (vii) “Central Bank” are to the Banco Central do Brasil, the Brazilian Central Bank, (viii) “General Telecommunications Law” are to Lei Geral de Telecomunicações, as amended, which regulates the telecommunications industry in Brazil, (ix) “Anatel” are to Agência Nacional de Telecomunicações, the Brazilian independent telecommunication regulatory agency, and (x) “our region” means the area covered by our authorization, including the states of Amazonas, Roraima, Amapá, Maranhão and Pará.

          We are one of the companies formed as a result of the breakup of Telecomunicações Brasileiras S.A. – Telebrás, or Telebrás, by the federal government of Brazil in May 1998. Amazônia Celular was formed in January 1998 to receive all of the share capital held by Telebrás in its operating subsidiaries that provided cellular telecommunication services in the states of Pará, Maranhão, Roraima, Amapá and Amazonas. References to Amazônia Celular operations prior to January 1998 are to the cellular operations of its predecessor. See “Item 4— Information on the Company—Historical Background.”

          We have prepared our consolidated financial statements included in this annual report in conformity with generally accepted accounting principles in the United States, or U.S. GAAP for the years 2001, 2002, and 2003 and they have been audited by Ernst & Young Auditores Independentes S/S.

          Unless otherwise specified, data relating to the Brazilian telecommunications industry included in this annual report was obtained from Anatel. The “Glossary of Telecommunications Terms” that begins on page 74 provides the definition of certain technical terms used in this annual report.

FORWARD-LOOKING STATEMENTS

          This annual contains statements that may constitute forward-looking statements. These include statements regarding our current expectations, intentions and projections about future events and financial trends affecting our business. These statements include, but are not limited to:

•	trends affecting our business, financial condition, revenues, results of operations and prospects,

•	any statements preceded by, followed by or that include the words “believes,” “expects,” “predicts,” “anticipates,” “intends,” “estimates,” “should,” “may” or similar expressions, and

•	other statements contained in this annual report regarding matters that are not historical facts.

          Because these statements are subject to uncertainty, actual results may differ materially from those expressed or implied by these forward-looking statements. Factors that could cause actual results to differ materially from those contained in forward-looking statements include, but are not limited to:

•	the pursuit of business strategies that cause our business, financial condition, revenues, results of operations or prospects to change, including the migration of our network to GSM technology and acquisitions or dispositions of assets or internal affiliates,

•	governmental regulation and tax matters,

•	inflation and changes in currency exchange rates,

•	our ability to sustain or improve our performance,

•	expectations and estimates of our management concerning future capital expenditures, other investments to attract and retain subscribers, financial performance, financing plans and the effects of competition,

•	competition in the Brazilian telecommunications industry,

•	adverse legal or regulatory disputes,

•	changes in regional, national and international business and economic conditions, including inflation and currency devaluations,

•	political, economic, regulatory and demographic developments in Brazil generally and in the region in Brazil where we conduct our business, and

•	the factors discussed under “Item 3D—Risk Factors”, which you are urged to carefully review.

          You should not place undue reliance on these statements, which speak only as of the date that they were made. These cautions should be considered in connection with any written or oral forward-looking statements that we make.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

          The selected financial information presented below should be read in conjunction with our consolidated financial statements as of December 31, 2002 and 2003 and for the years ended December 31, 2001, 2002 and 2003, and the related notes included in this annual report, as well as in “Item 5—Operating and Financial Review.”

Changes in Our Accounting Methodology

          In May 2000, the Registrant contributed the capital stock of its other four subsidiaries to Amazônia Celular S.A.–Maranhão. At the same time, Amazônia Celular S.A.–Maranhão acquired the minority interests in the four subsidiaries by means of redemptions and conversions of shares into Amazônia Celular S.A.–Maranhão capital stock. As a result, Amazônia Celular S.A.–Maranhão became Tele Norte Holding’s only direct subsidiary and the sole shareholder of each of Amazônia Celular S.A.–Amazonas, Amazônia Celular S.A.–Roraima, Amazônia Celular S.A.–Amapá and Amazônia Celular S.A.–Pará. The financial data in the table below for the Registrant for the first four months of 2000 consist of the financial data for Amazônia Celular S.A.–Maranhão combined with the aggregated financial data for the other four operating companies that became subsidiaries of Amazônia at the end of that four-month period.

          On December 31, 2002, the shareholders of Amazônia Celular S.A.–Maranhão approved in a shareholders’ meeting the merger into Amazônia Celular S.A.–Maranhão of its subsidiaries, namely Amazônia Celular S.A.– Amapá, Amazônia Celular S.A.– Amazonas, Amazônia Celular S.A.– Pará and Amazônia Celular S.A.– Roraima. On March 19, 2003, the shareholders of Amazônia Celular S.A. – Maranhão approved the change of its name to Amazônia Celular S.A. Therefore, Amazônia now includes five concession areas in the states of Amapá, Amazonas, Maranhão, Pará and Roraima.

          As a result of the restructuring described above, the Brazilian GAAP statutory consolidated statement of income of the Registrant for the year ended December 31, 2000 actually encompasses the results of the eight-month period following the merger (from May 1 through December 31, 2000).

U.S. GAAP Selected Financial Information

	Year ended December 31,
	1999	2000	2001	2002	2003
Statement of operations data:
Net revenues	308,846	480,622	522,043	462,519	533,528
Operating income	33,747	30,153	57,564	38,340	62,035
Cumulative effect of accounting change, net	—	—	1,567	—
Net income (loss)	19,383	7,947	(11,795)	(44,450)	35,732
Basic and diluted income (loss) per thousand common shares
Before cumulative effect of FAS 133	0.05	0.02	(0.04)	(0.13)	0,11
Cumulative effect of FAS 133	—	—	0.01	—	—
Net income	0.05	0.02	(0.03)	(0.13)	0,11

	Year ended December 31,
	1999	2000	2001	2002	2003
Basic and diluted income per thousand preferred shares
Before cumulative effect of FAS 133	0.05	0.02	(0.04)	(0.13)	0,11
Cumulative effect of FAS 133	—	—	0.01	—	—
Net Income	0.05	0.02	(0.03)	(0.13)	0,11
Dividends per thousand shares(1)	0.02	0.01	0.01	—	—
Number of shares (in thousands)	334,399,027	334,652,366	335,084,155	335,084,155	335,084,155
Other Financial data:
Capital expenditures	151,037	187,121	177,035	46,534	26,558

	As of December 31,
	1999	2000	2001	2002	2003
Balance sheet data:
Cash and cash equivalents	69,233	164,740	89,778	59,928	8,084
Working capital	43,213	156,995	17,719	(121,926)	(88,004)
Total assets	569,680	846,717	829,802	782,739	653,415
Long-term debt (including current portion)	89,128	348,900	400,271	417,021	254,052
Shareholders’ equity	252,306	261,812	245,808	201,612	239,462

(1)	For the period presented dividends per preferred share were the same as dividends per common share and they were calculated based upon the number of outstanding shares on the date the dividends were declared.

Exchange Rates

          There are two principal foreign exchange markets in Brazil:

•	the commercial rate exchange market, or commercial market, and

•	the floating rate exchange market.

            Most trade and financial foreign exchange transactions, including transactions relating to the purchase or sale of preferred shares or the payment of dividends with respect to preferred shares or ADSs, are carried out on the commercial market at the applicable commercial market rate. Purchase of foreign currencies in the commercial market may be carried out only through a Brazilian bank authorized to buy and sell currency in that market. In both markets, rates are freely negotiated but may be strongly influenced by Central Bank intervention.

            Between March 1995 and January 1999, the Central Bank permitted the gradual devaluation of the real against the U.S. dollar pursuant to an exchange rate policy that established a band within which the real/U.S. dollar exchange rate could fluctuate. Responding to pressure on the real, on January 13, 1999, the Central Bank widened the foreign exchange band. When the pressure did not ease, the Central Bank on January 15, 1999 allowed the real to float. Since then, the real’s high was R$1.4659 to the U.S. dollar on January 15, 1999 and its low was R$3.9552 to the U.S. dollar on October 22, 2002. As of June 23, 2004, the commercial market rate for purchasing U.S. dollars was R$3.1260 to U.S.$1.00. We can give no assurance that the real will not again devalue substantially. See “Item 3D—Risk Factors — Operating Results — Fluctuations in the value of the real against the value of the U.S. dollar and other foreign currencies may adversely affect our ability to service obligations payable in or pegged to the U.S. dollar or other foreign currencies and could lower the market value of our ADSs and the preferred shares.”

            The following table sets forth information on the commercial market rate for U.S. dollars for the periods and dates indicated.

	Exchange Rate of Brazilian Currency per US$1.00
Year	Low	High	Average(1)	Year-End
1998	1.1164	1.2087	1.1644	1.2087
1999	1.2078	2.1647	1.8514	1.7890
2000	1.7234	1.9847	1.8348	1.9554
2001	1.9357	2.8007	2.3532	2.3204
2002	2.2709	3.9552	2.9983	3.5333
2003	2.8219	3.6623	3.0600	2.8892

Source: Central Bank

(1)	Represents the average of the exchange rates on the last day of each month during the relevant period.

	Exchange Rate of Brazilian Currency per US$1.00
Month	Low	High
October 2003	2.8268	2.9034
November 2003	2.8559	2.9546
December 2003	2.8883	2.9434
January 2004	2.8022	2.9409
February 2004	2.9042	2.9878
March 2004	2.8752	2.9410
April 2004	2.8735	2.9470
May 2004	2.9150	3.1880
June (through June 23)	3.1120	3.1650

Source: Central Bank.

B. Capitalization and Indebtedness

          Not applicable.

C. Reasons for Offer and Use of Proceeds

          Not applicable.

D. Risk Factors

          Our business, financial condition and results of operations could be materially and adversely affected by any of the risks below. The trading price of the ADSs could decline due to any one of these risks and you may lose all or part of your investment. The risks described below are those that we currently believe may materially affect us. Additional risks not presently known to us or that we currently deem immaterial may also impair our business.

     Risks Relating to Brazil

          The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian political and economic conditions have a direct impact on the business, financial condition, revenues, results of operations and the market price of the ADSs and our preferred shares.

          In the past, the Brazilian government has intervened in the Brazilian economy and occasionally made drastic changes in policy. The Brazilian government’s actions to control inflation and affect other policies have included high interest rates, wage and price controls, currency devaluations, capital controls, and limits on imports, among other things. Our business, financial condition, revenues, results of operations and prospects may be adversely affected by changes in government policies, as well as general economic factors including:

•	currency fluctuations;

•	inflation;

•	price instability;

•	energy policy;

•	interest rate increases;

•	liquidity of domestic capital and lending markets;

•	changes in tax policy; and

•	other political, diplomatic, social and economic developments in or affecting Brazil.

          At the end of 2002, Brazil elected a new president from the Labor Party, Luís Inácio Lula da Silva. In the period leading up to his election and for a time thereafter, there was substantial uncertainty relating to the policies that the new government would pursue, including the potential implementation of macroeconomic policies that differed significantly from those of the prior administration. This uncertainty resulted in a lower level of confidence in the Brazilian capital markets, contributing to the rapid devaluation of the real against the U.S. dollar in that period. Although the new government has not departed in any material way from previous policy, and the real regained 18.23% of its value against the U.S. dollar during 2003, there continues to be concern about the policies of the Brazilian government. Uncertainty over whether current policies will be continued or whether the Brazilian government will adopt different policies in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian capital markets and securities issued abroad that are supported by Brazilian issuers, such as our ADSs. These and other future developments in the Brazilian economy and governmental policies may adversely affect our business, operations and the market price of the ADSs and our preferred shares.

          Inflation and government measures to curb inflation may contribute significantly to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities market, which may adversely affect our business, financial condition, revenues and results of operations.

     Brazil has historically experienced extremely high rates of inflation. Inflation and certain government measures taken in the attempt to curb inflation have had significant negative effects on the Brazilian economy. Since 1994, when the Brazilian government introduced the real to replace the cruzeiro real as the official currency of Brazil, Brazil’s inflation rate has been substantially lower than in previous periods. However, inflationary pressures persist, and actions taken in an effort to curb inflation, coupled with public speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. In particular, the maintenance of a high interest rate environment has adversely affected economic growth. Brazil’s general price index, known as the IGP-DI, reflected inflation rates of 8.7% in 2003, 25.3% in 2002 and 10.4% in 2001. If Brazil experiences significant inflation, we may be unable to increase the rates we charge to our customers in amounts that are sufficient to cover inflation-based increases in our operating costs, and our business, financial condition, revenues and results of operations may be adversely affected as a consequence.

          Fluctuations in the value of the real against the value of the U.S. dollar and other foreign currencies may adversely affect our ability to service obligations payable in or pegged to the U.S. dollar or other foreign currencies and could lower the market value of the ADSs and our preferred shares.

          The Brazilian currency has historically experienced frequent devaluations. Although over longer periods, devaluations of the Brazilian currency generally have correlated with the rate of inflation in Brazil, devaluations have frequently resulted in significant short- to medium-term fluctuations in the value of the Brazilian currency. The real devalued against the U.S. dollar by 18.7% in 2001. During 2002, the real continued to undergo significant devaluation due in part to the political uncertainty in connection with the Brazilian elections and the global economic slowdown, devaluing against the U.S. dollar by 52.3%. Although the real appreciated by 18.2% from December 31, 2002 through December 31, 2003, no assurance can be given that the real will not devalue again.

          Significant costs relating to our network infrastructure and handsets are payable or linked to payment in U.S. dollars. However, other than revenues derived from hedging transactions, all of our revenues are generated in reais. If the value of the real decreases relative to the U.S. dollar, our debt becomes more expensive to service. Such decreases also make it more costly for us to pay for the U.S. dollar-denominated technology and goods that are necessary to operate our business, and we may be unable to pass the increased costs to our customers. As of December 31, 2003, we had R$254.1 million in total debt, of which R$151.4 million (or U.S.$52.4 million) was denominated in U.S. dollars and R$37.3 million was denominated in reais but indexed to a foreign currency basket. As of December 31, 2003, we had currency hedges in place to cover 90% of our U.S. dollar and foreign currency denominated debt. In January 2004, Amazônia Celular issued US$40 million of debt securities, all of which are denominated in U.S. dollars.

          Further devaluations of the real relative to the U.S. dollar would also reduce the U.S. dollar value of distributions and dividends on our ADSs and may reduce the market value of the ADSs and our preferred shares.

          Deterioration in economic and market conditions in other countries, especially emerging market countries, may adversely affect the Brazilian economy and our business.

          The market for securities backed by Brazilian companies is influenced by economic and market conditions in Brazil and, to varying degrees, market conditions in other Latin American and emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Brazil, the reaction of investors to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. Developments or conditions in other emerging market countries have at times significantly affected the availability of credit in the Brazilian economy and resulted in considerable outflows of funds and declines in the amount of foreign currency invested in Brazil. Crises in other emerging market countries may hamper investor enthusiasm for securities of Brazilian issuers, including ours. This could adversely affect the trading price of the ADSs and our preferred shares and could also make it difficult for us to access the capital markets and finance our operations in the future on acceptable terms, or at all.

Risks Relating to the Business and the Brazilian Telecommunications Industry

          Extensive government regulation of the telecommunications industry and our operating license may limit our flexibility in responding to market conditions, competition or change in our cost structure or affect our tariffs.

          Our business is subject to extensive government regulation. Anatel, which is the telecommunications industry regulator in Brazil, regulates, among other things:

•	licensing;

•	tariffs;

•	competition;

•	service standards; and

•	interconnection and settlement arrangements.

          Brazil’s telecommunications regulatory framework is continuously evolving. The interpretation and enforcement of regulations, the assessment of compliance with regulations and the flexibility of regulatory authorities are all marked by uncertainty. As we operate under a license from the Brazilian government, our ability to retain this license is a precondition to our success. However, in light of the regulatory framework, we cannot assure you that Anatel will not modify the terms of our license in an adverse manner. Furthermore, according to the terms of our operating license, we are obligated to meet certain requirements and to maintain minimum quality, coverage and service standards. Failure by us to comply with these requirements may result in the imposition of fines or other government actions, including the termination of our operating license. Any partial or total revocation of our operating license would have a material adverse effect on our business, financial condition, revenues, results of operations and prospects.

          Our results of operations may be negatively affected by the application to us of the SMP rules.

          On February 19, 2004, we signed a contract with Anatel to migrate from the Cellular Mobile Service Contract, or SMC, regime to the Personal Mobile Service Contract, or SMP, regime. Operating under the SMP regime involves becoming a party to an authorization contract with Anatel in replacement of the concession contract that applied to us when we operated under the SMC regime. One result of operating under the SMP regime is that our customers will be entitled to select their own long-distance carrier for outbound long-distance traffic and we will no longer receive payment from our customers for outbound long-distance traffic. Instead, we will receive interconnection fees from the long-distance service provider selected by our customers. There is no assurance that the interconnection fees that we will receive from the long-distance operators will fully offset the revenues that we would have received from our customers for outbound long-distance traffic.

          The SMP regime also establishes the free negotiation of network usage fees among telecommunication service providers, beginning as of June 30, 2004. Under the SMC regime, interconnection fees, which comprise a significant portion of our revenues, were determined on the basis of discussions with Anatel. We expect that our current interconnection fees will continue to apply until February 9, 2005, when the new, freely negotiated interconnection fees become effective. However, we cannot assure you that Anatel will not permit the freely negotiated interconnection fees with other telecommunications service providers to apply before February 9, 2005. In addition, we cannot assure you that the freely negotiated interconnection fees, when they become applicable, will be as favorable to us as the Anatel-determined interconnection fees that have applied to us to date. If the freely negotiated interconnection fees are less favorable to us, our business, financial condition, revenues, results of operations and prospects could be adversely affected.

          It is difficult to predict how the technological changes that the wireless telecommunications industry is undergoing will affect our business.

          The global and the Brazilian wireless telecommunications industry is experiencing significant changes, particularly relating to technological development, ongoing improvements in the capacity, quality and data transmission speed of digital technology, shorter development cycles for new products, and changes in end-user needs and preferences. Alternative technologies may be developed to provide services to customers that are superior to those that we are able to provide.

          The time division multiple access, or TDMA, technology that we have used since we began our operations is currently the most prevalent wireless telecommunications technology in Brazil. However, trends in the choice of technologies implemented or being implemented by other wireless service providers worldwide indicated that the future of wireless service lies with other technologies such as CDMA ONE and its updated version, CDMA 2000, and GSM and its updated version, universal mobile telecommunications system, or UMTS. In response to these developments, our Board of Directors approved the migration our operating network from TDMA to GSM technology. While this measure is being taken to ensure that we update our technology so as to remain competitive and offer our customers high-quality service, new technologies may emerge in the future that are more advanced than GSM technology. The emergence of new more advanced technologies may create competitive pressures that force us to make expenditures to further update our operating network or risk the loss of our customer base to companies offering more advanced technology.

          The Brazilian wireless telecommunications industry’s landscape is highly competitive and is changing in a way that may adversely affect our market share and our margins.

          Upon acquiring our A Band concessions in the beginning of 1998, we were the only cellular operator in our area. In October 1999, Norte Brasil Telecom S.A., or NBT (which was subsequently acquired by Vivo, a joint venture of Portugal Telecom and Telefonica Móviles), the B Band operator in our area, began operations using TDMA technology. Telemar, the principal fixed line operator in our area, commenced using GSM technology on the D Band frequency range in certain parts of our area in June 2002 through its subsidiary TNL PCS S.A., under the brand name “Oi”, and Maxitel S.A., the E Band operator primarily owned by Telecom Italia, began operations in October 2002 using GSM technology. This increased competition has reduced our market share to an estimated 43% at December 31, 2003, as compared to 56% and 69% at December 31, 2002 and 2001, respectively.

          In addition, multinational market participants in other areas of Brazil may seek to operate in the area served by us, most likely through the acquisition of existing competitors in such area. Certain of the existing and potential future competitors are larger and have greater financial, marketing and management resources than we do.

          The ultimate impact that these existing new market entrants and future competitors will have on our business is not yet clear. These competitors may be able to offer lower prices than we do and to develop and deploy more rapidly new or improved wireless technologies, services and products. Our responses to the entry of these new competitors may require us to lower rates and/or to extend higher subsidies to our customers for the acquisition of handsets, thereby adversely affecting our margins.

          We experience a high rate of customer turnover.

          We have experienced a customer turnover, or churn rate, that is high in comparison to other service providers in the Brazilian mobile telecommunications industry. The turnover may be voluntary or involuntary, depending on whether the customer freely decides to terminate our services or we terminate the services due to lack of payment. Our average churn rate has remained relatively constant during the last three years, moving from 2.7% per month in 2001 to 2.6% per month in 2002 to 2.8% per month in 2003. To the extent that our competition continues to increase or the Brazilian economy stagnates or falters, our churn rate could increase, negatively affecting our business, financial condition, revenues, results of operations and prospects.

          Use of wireless phones may pose health risks.

          Media reports have suggested that radio frequency emissions from wireless handsets may be linked to various health problems, including cancer, and may interfere with electronic medical devices, including hearing aids and pacemakers. Although the we do not know of any definitive studies showing that radio frequency raises health care concerns, concerns over radio frequency emissions may discourage the use of wireless handsets or expose us to potential litigation, which could have a material adverse effect on our business, financial condition, revenues, results of operations and prospects.

          Certain covenants contained in our financial agreements limit our ability to incur indebtedness.

          Our financing agreements limit our ability to incur indebtedness above a certain level. As a result, our ability to raise capital above the limits imposed by such agreements may be impaired, which may affect our ability to obtain the resources needed to switch or upgrade our technology or to complete the migration of our network to GSM technology.

          Risks Related to the ADSs and the Preferred Shares

          The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the preferred shares underlying the ADSs at the price and time you desire.

          Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature. The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States. Accordingly, although you are entitled to withdraw the preferred shares underlying the ADSs from the depositary at any time, your ability to sell the preferred shares underlying the ADSs at a price and time at which you wish to do so may be substantially limited. There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. The ten largest companies in terms of market capitalization represented approximately 56.3% of the aggregate market capitalization of the BOVESPA as of December 31, 2003. The top ten stocks in terms of trading volume accounted for approximately 56% and 53% of all shares traded on the BOVESPA in 2002 and 2003, respectively.

          Holders of the ADSs and the preferred shares may not receive any dividends.

          According to our by-laws, we must generally pay our shareholders at least 25% of our annual net income as dividends, as determined and adjusted under Brazilian GAAP. This adjusted income may be capitalized, used to absorb losses or otherwise appropriated as allowed under the Brazilian corporation law and may not be available to be paid as dividends. We may not pay dividends to our shareholders in any particular fiscal year if our board of directors determines that such distributions would be inadvisable in view of our financial condition.

          If you surrender your ADSs and withdraw preferred shares, you risk losing the ability to remit foreign currency abroad and certain Brazilian tax advantages.

           As an ADS holder, you benefit from the electronic certificate of foreign capital registration obtained by the custodian for our preferred shares underlying the ADSs in Brazil, which permits the custodian to convert dividends and other distributions with respect to the preferred shares into non-Brazilian currency and remit the proceeds abroad. If you surrender your ADSs and withdraw preferred shares, you will be entitled to continue to rely on the custodian’s electronic certificate of foreign capital registration for only five business days from the date of withdrawal. Thereafter, upon the disposition of or distributions relating to the preferred shares, you will not be able to remit abroad non-Brazilian currency unless you obtain your own electronic certificate of foreign capital registration or you qualify under Brazilian foreign investment regulations that entitle some foreign investors to buy and sell shares on Brazilian stock exchanges without obtaining separate electronic certificates of foreign capital registration. If you do not qualify under the foreign investment regulations you will generally be subject to less favorable tax treatment of dividends and distributions on, and the proceeds from any sale of, the preferred shares.

          If you attempt to obtain your own electronic certificate of foreign capital registration, you may incur expenses or suffer delays in the application process, which could delay your ability to receive dividends or distributions relating to our preferred shares or the return of your capital in a timely manner. The depositary’s electronic certificate of foreign capital registration may also be adversely affected by future legislative changes.

          Changes in Brazilian tax laws may have an adverse impact on the taxes applicable to a disposition of the ADSs or our preferred shares.

          According to Law No. 10,833, enacted on December 29, 2003, the disposition of assets located in Brazil by a non-resident to either a Brazilian resident or a non-resident is subject to taxation in Brazil, regardless of whether the disposition occurs outside or within Brazil. In the event that the disposition of assets is interpreted to include a disposition of the ADSs or our preferred shares, this tax law could result in the imposition of withholding taxes on a disposition of the ADSs or our preferred shares by a non-resident of Brazil to another non-resident of Brazil. Due to the fact that Law No. 10,833 has been recently enacted and no judicial guidance as to its application yet exists, we are unable to predict whether an interpretation applying such tax laws to dispositions of the ADSs or our preferred shares between non-residents could ultimately prevail in the courts of Brazil.

          Holders of ADSs may be unable to exercise preemptive rights with respect to our preferred shares.

          We may not be able to offer our preferred shares to U.S. holders of ADSs pursuant to preemptive rights granted to holders of our preferred shares in connection with any future issuance of our preferred shares unless a registration statement under the Securities Act is effective with respect to such preferred shares and preemptive rights, or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement relating to preemptive rights with respect to our preferred shares, and we cannot assure you that we will file any such registration statement. If such a registration statement is not filed and an exemption from registration does not exist, The Bank of New York, as depositary, will attempt to sell the preemptive rights, and you will be entitled to receive the proceeds of such sale. However, these preemptive rights will expire if the depositary does not sell them, and U.S. holders of ADSs will not realize any value from the granting of such preemptive rights.

ITEM 4. INFORMATION ON THE COMPANY

          We provide cellular telecommunications services in a region covering the states of Pará, Amazonas, Maranhão, Amapá, and Roraima in the north and northeast of Brazil. On February 19, 2004, we signed a contract with Anatel to migrate to the Serviço Móvel Pessoal, or SMP, regime from the Serviço Móvel Celular, or SMC, regime. At December 31, 2003, we had 1,028,071 subscribers, 29% of which were contract subscribers and 71% of which were prepaid subscribers, and an estimated market share of 43%.

          The Registrant owns 74.96% of the share capital, including 89.79% of the voting shares, of Amazônia Celular. Until December 31, 2002, all of the share capital of four other operating companies, Amazônia Celular S.A. – Pará, Amazônia Celular S.A. – Amazonas, Amazônia Celular S.A. – Amapá, Amazônia Celular S.A. – Roraima were owned by Amazônia Celular – Maranhão, which served as the hub operating entity for the group. On

December 31, 2002, the shareholders of Amazônia Celular approved the merger into Amazônia Celular – Maranhão of Amazônia Celular S.A.– Amapá, Amazônia Celular S.A. – Amazonas, Amazônia Celular S.A. – Pará and Amazônia Celular S.A. – Roraima. On March 19, 2003, the shareholders of Amazônia Celular S.A. – Maranhão approved the change of its name into Amazônia Celular S.A. Substantially all of the Registrant’s assets, other than cash and cash equivalents, consist of shares of Amazônia Celular. The Registrant relies almost exclusively on dividends from Amazônia Celular to meet its needs for cash, including cash to pay dividends to its shareholders.

          The Registrant’s legal name is Tele Norte Celular Participações S.A. and it is a corporation (sociedade anônima) organized under the laws of the Federative Republic of Brazil. Our headquarters are located at SCN, Quadra 4, Bloco B, Edifício Centro Empresarial Varig, Torre Oeste, Sala 702-A, 70714-000 Brasília — DF, Brazil, and our telephone number is 55-61-429-5600. Our agent for service of process in the United States is “Puglisi & Associates” located at 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19715.

BUSINESS

Our Region

          Our authorization area covers more than 3,500,000 square kilometers in the north and northeast of Brazil, spanning approximately 41% of Brazil’s area, with a population of approximately 16.4 million people, representing approximately 9% of Brazil’s population. During 2002, our region generated approximately 4.6% of Brazil’s gross domestic product. Per capita income is relatively low. At December 31, 2003, our region had 17 metropolitan areas with populations in excess of 100,000 people, including the cities of Belém, Manaus, São Luís, Boa Vista and Macapá. Of the 16.4 million inhabitants in our region, approximately 14.5% use cellular services. Our business, financial condition and results of operations depend largely on the performance of the Brazilian economy and the economy of our region, in particular. See “Item 5A––Operating and Financial Review and Prospects—Operating Results-Brazilian Political and Economic Environment” for a description of the Brazilian economic conditions.

          The following table presents gross domestic product and per capita income information for each state in our region at and for the year ended December 31, 2000, which is the latest period for which such information is available.

	Year Ended December 31, 2000
	% of Brazil’s	Per capita
State	GDP	income
Maranhão	0.8	R$1,627
Pará	1.7	R$3,041
Amazonas	1.7	R$6,668
Amapá	0.2	R$4,098
Roraima	0.1	R$3,417

Region	4.5	R$3,770

Source: Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatístíca — IBGE).

     The following map shows the location of our region within Brazil.

Services

          We are the leading provider of cellular telecommunications services in our region and had a 43% market share as of December 31, 2003, as compared to an estimated 56% and 69% market share at December 31, 2002 and 2001, respectively. Currently, our digital service is based upon Time Division Multiple Access, or TDMA, technology and our analog service uses a technology standard called Advanced Mobile Phone Service, or AMPS. However, trends in the choice of technologies implemented or being implemented by other wireless service providers worldwide indicate that the future of wireless service lies with other technologies, such as the CDMA 2000, an updated version of CDMA One, the Universal Mobile Telecommunications System, or UMTS, an updated version of GSM. In response to these developments, our Board of Directors has approved the migration of our network to GSM technology, which incorporates updated versions of General Packet Radio Service, or GPRS, and Enhanced Data Rates for Global Evolution, or EDGE, technologies for data transmission. This migration will involve the overlay of the new GSM technology onto our existing TDMA network and we will operate both technologies simultaneously until the TDMA technology has been completely phased out. We expect to begin offering services based on GSM (including GPRS and EDGE) technology to our customers by the end of 2004. We expect that our introduction of GPRS and EDGE technologies will enable us to further expand and enhance the quality and variety of our data services. The primary considerations we evaluated when deciding to switch to GSM were controlling capital expenditures, accommodating customer service preferences, limiting handset subsidies and negotiating favorable terms with suppliers. We offer digital service to subscribers in all the cities in our area, covering 203 locations. At December 31, 2003, approximately 99.7% of our subscribers received digital service and 98% of our traffic was digital.

          Beginning in 2002, we offered a series of new services to prepaid and contract subscribers, as well as new business solutions to corporate users. In September 2002, we launched a new and innovative tariff plan commercially branded as Plano Controle, or Control Plan. We identified a market niche (which included some of our contract and prepaid subscribers) that would pay a set fee as long as the fee was at a low and controlled rate. As a result, the Plano Controle plan was implemented, mixing the best features of the prepaid and contract plans. After the monthly amount of fixed minutes is used, no more originating calls are allowed. However, the user is still able to receive calls. The user can, at his or her option, recharge his or her phone with extra calling minutes, just as in the prepaid plans. The minutes that are not used can be carried over to the following month. Due to the plan’s popularity, in April 2004 we began to offer three new Plano Controle plans with higher denominations of fixed minutes to our customers.

          Our voice portal, which we launched in June 2002, generated approximately 1.0 million user minutes in 2003. This portal offers voice access to several services, including local and international news and the ability to send and receive email. Along with our affiliate, Telemig Celular, we were the first telecommunications company in Brazil to offer mobile service integrated chat rooms through SMS.

          We also provide value-added services such as fax reception through the mobile handset, voicemail, call forwarding, call waiting and call conferencing, caller line identification and three-way calling. In addition, we provide special services, such as customized ring tones, real time play-by-play of soccer matches, information searches (including accessing bank statements, office or home information), location-based services, and convenience services, ranging from providing weather forecasts to finding locksmiths and plumbers, all through the subscriber’s mobile handset. We constantly evaluate the readiness of our network to respond to emerging market trends and customer demands for new services. In order to attract subscribers, we sell handsets to them at or near cost.

          Through agreements with other mobile service providers, we offer automatic roaming services throughout Brazil to our subscribers allowing them to make and receive calls while out of our area. We also offer international roaming in countries, such as the United States, Argentina and Uruguay, through agreements with local mobile service providers based in those countries. Other competitors in our area now also offer this service.

          In addition, we provide mobile telecommunications services to subscribers of other cellular service providers while they are in our area. These other telecommunications service providers are charged by us pursuant to roaming agreements for the service provided to their subscribers.

Strategy

          Our strategy is to increase profitability by maintaining our market share of high revenue subscribers and reducing and containing our costs. The key elements in implementing this business strategy are to:

•	Effectively manage the migration of our network to GSM technology. We expect to start the migration of our network from TDMA to GSM technology by the end of the third quarter of 2004, with the transition from TDMA to GSM technology continuing over an approximately five-year period. We intend to carefully manage the migration process by paying particular attention to containing costs and maintaining our quality of service.

•	Retain the quality of our subscriber base by providing the best customer service and incentives to high revenue users. Further penetration of the Brazilian wireless market will generally involve the addition of subscribers who will purchase prepaid plans to use a relatively small amount of airtime per month. While we expect to continue to increase our subscriber base and to grow in this segment of the market, we also plan to remain focused intently on retaining our high revenue subscriber base. We expect that our migration to GSM technology will help to attain this objective. We also intend to accomplish this goal by providing customers with the best service we can make available to them, including preventing service disruptions during the migration process, and customizing the services we provide them to better suit their individual preferences and spending profiles.

•	Streamline our costs of operations by realizing synergies with our affiliate. We aim to achieve synergies by combining certain aspects of our operations with those of our affiliate, Telemig Celular S.A. By continuing to centralize services related to billing systems and customer service call centers, we believe that we can eliminate unnecessary duplication of services, thereby increasing our operating efficiency, reducing costs and increasing our margins.

     Subscribers

          The following table sets forth information regarding our operating data and subscriber base for the periods indicated.

	Year ended December 31,
	2001	2002	2003
Cellular lines in service at year-end:
Contract subscribers	305,738	254,903	295,094
Prepaid subscribers	602,889	686,055	732,977

	908,627	940,958	1,028,071

Net subscriber growth during year	20%	4%	9%
Estimated population of our region at year-end (in millions)(1)	15.5	15.8	16.4
Estimated covered population at year-end (in millions) (2)	9.0	10.3	11.3
Percentage of population covered at year-end (3)	65%	65%	69%
Penetration at year-end (4)	9%	9%	14%
Average monthly incoming minutes of use per subscriber:
Contract subscribers	99	99	71
Prepaid subscribers	73	47	42
Average monthly outgoing minutes of use per subscriber:
Contract subscribers	113	132	132
Prepaid subscribers	9	10	10
Average monthly revenues per subscriber: (5)
Contract subscribers	R$72	R$81	R$83
Prepaid subscribers	R$23	R$17	R$19

Total average	R$43	R$36	R$37
Cost of acquisition per subscriber	R$129	R$193	R$171
Average monthly churn	2.7%	2.6%	2.8%
Estimated Market share	69%	56%	43%

(1)	Estimates based on data from the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística — IBGE) in 2000.

(2)	Estimates by our management of the number of people within our region who can access our cellular telephone signal.

(3)	Estimates by our management of the percentage of the population of our region who can access our cellular telephone signal.

(4)	Estimates by our management of the number of cellular lines in service in our region divided by the population of our region.

(5)	In nominal reais, net of value-added taxes.

     Contract and prepaid market

          As of December 31, 2003, we had 1,028,071 subscribers, an increase of 9.3% over December 31, 2002, and an estimated market share of 43%, compared to estimated market shares of 56% and 69% at December 31, 2002 and 2001, respectively. Our subscriber base consists of (i) contract subscribers, who pay a monthly fee to enroll in one of our rate plans and who are invoiced monthly after services have been provided to them; and (ii) prepaid subscribers, who purchase in advance cards containing a specified number of airtime credits that can be used within the 180-day period after the prepaid card is activated. Our contract subscribers consist primarily of higher income individuals who use their handsets for both personal and business purposes. Our prepaid subscribers are generally younger, have lower income than contract subscribers, and use their handsets more to receive than to originate calls.

          Our contract subscribers used an average of 203 minutes of airtime per month in 2003, a 13.8% decrease from an average of 231 minutes per month in 2002. Our prepaid subscribers used an average of 53 minutes of airtime per month in 2003, as compared to an average of 57 minutes per month in 2002. Continued decreases in the average minutes of use per subscriber can be expected as further market penetration adds customers to our subscriber base that generally are pre-paid customers using fewer minutes of airtime per month. Recently, our prepaid subscriber base has grown considerably, increasing from 686,055 at December 31, 2002 to 732,977 at December 31, 2003. During that time, our contract subscriber base also increased from 254,903 at December 31, 2002 to 295,094 at December 31, 2003. As of December 31, 2003, 71% of our subscribers were prepaid customers and 29% were contract customers, as compared to 73% and 27%, respectively, at December 31, 2002. The average cost of acquiring our subscribers decreased from R$193 in 2002 to R$171 in 2003.

     Most of the revenue generated from the growth of our prepaid subscriber base comes in the form of interconnection fees that we charge when subscribers of other telecommunications services use our network to make an incoming call to one of our prepaid subscribers. We charge the telecommunications service provider from whose network the call originates a fee for the use of our network to reach our prepaid subscriber.

     The growth of our subscriber base will likely continue to be predominantly in the prepaid market in the future as the vast majority of those who have the profile of contract subscribers have already enrolled as subscribers with a wireless service provider. Further market penetration will largely involve those whose customer profile is better suited to the use of prepaid services.

     A prepaid customer is no longer considered a customer when 240 days has elapsed since the customer purchased and activated, or added credit to, his or her last prepaid card. The customer’s number is then deactivated, and he or she is considered to have turned over. Usually, prepaid card balances are automatically cancelled if the customer has not activated a new card within 180 days after activation of the previous card. If a contract subscriber’s payment is more than 90 days past due, the subscriber is considered to have turned over, except for the Plano Controle plan subscribers, who are churned if payment is more than 60 days past due.

Churn

     We determine annualized churn rates for a given period by dividing the sum of all subscribers disconnected since the beginning of the year by the average number of subscribers at the beginning of each month since the beginning of the year, dividing the product by the number of months in the period to be measured, and multiplying by 12. Churn rates, which measure subscriber turnover, are then expressed as a percentage. Contract subscribers who migrate to prepaid service voluntarily within 30 days of becoming a subscriber are not counted as being churned.

     Our average annualized churn rate in 2001, 2002 and 2003 was 33%, 32% and 33%, respectively. The high churn rates over the last three years have been due primarily to the increase in competition in our area, which prompted some to change mobile service providers, and to contract terminations linked to high unemployment and a decrease in salaries in real terms of people living in our area. We were better able to contain churn rates among our high value customers through our customer segmentation strategy and retention programs, such as the loyalty plan, branded Plano Você (or “You”), which was launched in the second quarter of 2003 and rewards our clients according to their network usage and length of time as a customer. The Plano Você loyalty plan contributed to controlled churn rates in an increasingly competitive environment.

Network

     At December 31, 2003, our mobile telecommunications network covered approximately 69% of our area’s population, and consisted of 11 cellular switches and 401 cell sites, as compared to covering approximately 65% of our area’s population and consisting of 9 cellular switches and 411 cell sites at December 31, 2002. Call traffic in 2003 totaled 1.1 billion minutes, 579 million of which were incoming and 508 million of which were outgoing, a 7% decrease over 2002. Our network is interconnected directly with the local public fixed-line telephone network in our area and with every A Band and B Band service provider in Brazil, giving our subscribers access to roaming services automatically when they travel in the areas of Brazil where mobile telecommunications services are available. Currently, our switches and cell sites have the capacity to provide services to approximately 1.3 million subscribers. Ericsson Telecomunicações S.A. has been the principal supplier of our TDMA network equipment.

     We will continue to expand our mobile telecommunications network to cover as broad a geographical area as is economically feasible in order to meet consumer demand. In connection with our migration to GSM technology, we expect that we will continue to use a significant portion of our existing network infrastructure. As we have already met the network expansion obligations we are required to meet under the terms of our license, we do not expect to cover additional localities in 2004. At the outset of the migration process, the number of localities we serve using GSM technology will be lower than the number of localities we currently serve using TDMA technology. As the migration progresses, we expect that the number of localities we serve using GSM technology will increase. See “—Regulation of the Brazilian telecommunications industry—Obligations of telecommunications companies” for a description of network expansion obligations.

     In addition to network expansion, in the past we have increased the capacity and improved the quality of our existing network in anticipation of changes in customer demand by building new base stations and adding channels. As a result of these measures to improve service quality, our rate of interrupted calls fell from 2.2% of total calls in 1999 to 1.1% in 2003, and our blocked call rate decreased from 4.8% in 1999 to 0.1% in 2003. Our authorization requires us to meet quality of service obligations and we will continue to evaluate opportunities to improve the quality of our network in response to these requirements and customer demand. We are currently in compliance with regulatory obligations relating to quality of service and we believe that going forward we will continue to be able to comply with all of these obligations. See “—Regulation of the Brazilian telecommunications industry—Obligations of telecommunications companies” for a description of these obligations.

Billing and Collection

     We bill our contract customers through monthly invoices providing detail about minutes of calling time and the use of additional services. Six staggered billing cycles are used each month to smooth the billing and collection process. Our billing policy stipulates that if a subscriber’s payment is past due and a customer has not responded after receiving a payment request, service is suspended until full payment for all outstanding charges is received. If a contract subscriber’s payment is more than 90 days past due, the subscriber is churned, except for the Plano Controle plan subscribers, who are churned if payment is more than 60 days past due.

     Provisions for doubtful accounts were 11.5%, 2.9% and 2.0% of net service revenues in 2001, 2002 and 2003, respectively. The decrease of our high level of bad customer debt is a result of the implementation of more stringent credit and collection policies, the successful introduction of an anti-fraud system and an increase in the number of pre-paid customers as a percentage of total customers. In the fourth quarter of 2000, we implemented an aggressive sales strategy that resulted in the addition of some customers with unfavorable credit profiles. A high level of bad customer debt ensued in 2001. In the second quarter of 2001, we started to strengthen our collection and credit policies. The positive results from the implementation of these policies began to be reflected by the end of 2001. Bad debt decreased consistently in 2002 and it remained low in 2003, when we experienced our lowest level of bad debt since our privatization.

     We have integrated certain aspects of our billing and collection system with that of our affiliate, Telemig Celular S.A. This integration is designed to reduce administrative costs by eliminating unnecessary duplication of services.

Fraud Detection and Prevention

     Cloning fraud consists of duplicating the cellular signal of a subscriber and it enables the perpetrator of the fraud to make telephone calls using the subscriber’s signal. We have implemented a fraud management system designed to monitor calling patterns, making it possible to detect the presence of cloning activities within or two days after it begins. If part of a fraudulent call is carried by the network of another service provider, we are obligated to pay that service provider the applicable network usage fee, regardless of whether or not it writes off the receivable associated with the call.

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

     We have implemented fraud-detection and prevention measures to reduce fraud-related losses. Fraud-detection measures consist of computerized reviews of call records to detect abnormal calling patterns. When abnormal patterns are found, the subscriber is contacted by our fraud control staff and, if cloning has occurred, the subscriber’s number or handset is changed. Fraud-prevention measures include restrictions on international calls from a given number and restrictions on three-way calling by customers with international direct-dial access. We have also implemented a fraud management system to detect cloning in respect of international calls. We anticipate the our migration to GSM technology will reduce our incidence of cloning fraud.

Sales, Marketing and Customer Service

     We sell handsets, handset accessories and calling cards and provide activation services through four primary distribution channels: (i) an extensive network of mostly exclusive independent local distributors; (ii) a network of company-owned stores; (iii) a direct sales force targeting corporate accounts, government accounts and high volume consumers; and (iv) for prepaid cards, a wide variety of points of sale including supermarkets, lottery ticket stands, newsstands and other retail outlets.

     Independent Distributors

          Independent distributors sell handsets, handset accessories and calling cards and provide activation services and sales coverage across our area with minimal capital investment being made or operating expenses being incurred by us. Independent distributors provide customers with the convenience of being accessible from a greater number of locations. Independent distributors are paid a variable commission for each new contract customer they sign up for service, provided that the customer retains and pays for service for at least three months. Independent distributors also receive a variable commission for each new prepaid customer, as well as a mark-up margin on sales of handsets and prepaid card kits. In addition, independent distributors are eligible for bonuses for meeting or exceeding sales targets.

          At December 31, 2003, we had 343 independent distributors points-of-sales, located primarily in metropolitan centers, compared to 328 at December 31, 2002. Our independent retail network includes well-known retail chains, drugstores and supermarkets with well-traveled points of sale and active sales promotions.

     Company Stores

          We sell telecommunications services, handsets and accessories through company-owned stores and kiosks located throughout our area. At December 31, 2003, we had 11 company-owned stores as compared to 9 company-owned stores at December 31, 2002.

     Distributors and Marketing

          We sell prepaid cards at approximately 8,000 points-of-sale located throughout our area, distributing them through national and regional retail franchise chains, lottery stands, newsstands and banking branches. We have also implemented a customer rewards program based upon the number of minutes of airtime used and length of time as a customer.

     Customer Service

          We provide our subscribers with 24-hour customer service to answer questions and resolve service problems through a call center infrastructure that can accommodate up to 5,850 calls per hour during peak hours. Through our customer service attendants, we are able to provide immediate accessibility to customers for requests relating to matters such as reactivation, addition of value-added services and number changes. During 2003, our customer service department answered, on average, approximately 498,705 calls per month and responded to an average of 3,184 letters and e-mails per month, as compared to an average of 474,121 calls per month and 1,538 letters and e-mails per month in 2002. During 2003, our customer satisfaction rate reached 82%, and 73% of all complaints threatening termination of subscription were satisfactorily resolved with the customer deciding to retain his or her subscription, as compared to a satisfaction rate of 83% and 78% of all complaints threatening termination being satisfactorily resolved in 2002.

Sources of Revenue

          We generate revenue from (i) usage charges, which include measured service charges for outgoing calls and roaming and other similar charges; (ii) monthly subscription charges; (iii) network usage fees, which are amounts charged by us to other cellular and fixed-line services providers and to long-distance service providers; (iv) sales of handsets; and (v) other charges, such as charges for internet access, short messaging, call forwarding, call waiting and call blocking. The rates that we charge in connection with our service plans and network usage are subject to regulation by Anatel.

     Subscriber Rates

          We provide contract services through a variety of rate plans, mostly under the Fale Mais brand name, ranging from plans offering a fixed number of free minutes each month to plans offering rate discounts to subscribers using wireless services during specified times of the day or on weekends. During 2003 and 2002, we generated 18% of our service revenues from monthly fees in connection with contract service plans. Monthly contract service fees and airtime charges for outgoing calls generated 49% of our service revenues during 2003, as compared to 50% in 2002.

          We also offer our subscribers an internet-related service called “i.amazôniacelular”. The i.amazôniacelular services include communication, news and entertainment services and internet and remote access to personal computers. The most popular of the i.amazôniacelular options is the short-messaging option, which is now used by approximately 45.5% of our digital subscribers. The i.amazôniacelular service can also be used to participate in chat rooms, customize ring tones and play games. Our data-related services do not comprise a significant portion of our overall revenues, accounting for 2.2% in 2003 and 1% in 2002.

     Roaming Fees

          We also receive revenue from roaming agreements with other cellular service providers. When a call is made from within our area by a subscriber of another cellular service provider, that service provider pays us for the call. Conversely, when one of our subscribers makes a cellular call outside our area, we must pay charges associated with that call to the mobile telecommunications service provider in whose area the call originates. During 2003, roaming fees increased to 6% of our net service revenues, as compared to 3% of our net service revenues in 2002.

     Network Usage Fees

          We earn revenues from any call, cellular or fixed-line, originating with another service provider and terminating on the handset of one of our subscribers or a roaming client of another operator within our area. We charge the service provider from whose network the call originates a network usage fee for every minute our network is used in connection with the call. From February 2002 until January 2003, the network usage fee, or interconnection fee, we charged was R$0.2944 per minute, net of taxes. From February 2003 until January 2004, the interconnection fee increased to R$0.3591 per minute. As of February 09, 2004, the interconnection fee increased by 7.923% to R$0.38755 per minute, net of taxes. We currently offer the incumbent wireline operator in our area a 30% discount on this fee for off-peak calls. Network usage fees accounted for 42% of our service revenues in 2003 and 46% of service revenues in 2002.

          The SMP regime that we are now implementing provides for free negotiation of network usage fees among telecommunication service providers, beginning as of June 30, 2004. Under the SMC regime, interconnection fees were determined on the basis of discussions with Anatel. We expect that our current interconnection fees will apply until February 9, 2005, when the new, freely negotiated interconnection fees become effective. However, we cannot assure you that Anatel will not permit the freely negotiated interconnection fees with other telecommunications service providers to apply before February 9, 2005. In addition, we cannot assure you that the freely negotiated interconnection fees, when they become applicable, will be as favorable to us as the Anatel-determined interconnection fees that have applied to us to date.

Technology

          The time division multiple access, or TDMA technology that we currently use is the most prevalent wireless telecommunications technology in Brazil. However, trends in the choice of technologies implemented or being implemented by other wireless service providers in Brazil and worldwide indicate that the future of wireless service lies with other technologies such as CDMA ONE and its updated version, CDMA 2000, and GSM and its updated version, UMTS. At the same time, there has been a significant reduction in the number of models of TDMA handsets and the number of manufacturers of TDMA handsets. As a result, our board of directors decided to migrate our network from TDMA to GSM technology in certain locations in our area. We expect to begin the migration by the end of the third quarter of 2004 and it should continue over an approximately five-year period. Nevertheless, we expect that we will continue to offer TDMA services in certain portions of our area after that time. We based our technology migration decision on a number of factors so as to manage the migration in a way that will yield the best economic return. The primary items of consideration included controlling capital expenditures, accommodating subscriber service preferences, evaluating handset subsidies associated with the alternative technologies and negotiating favorable terms with suppliers and with other operators in Brazil for roaming purposes.

Competition

                    Currently, we face direct competition in our area from B, D and E Band operators. The license to provide mobile telecommunications services in our area on the B Band frequency range was granted to Norte Brasil Telecom, or NBT (which was subsequently acquired by Vivo, a joint venture of Portugal Telecom and Telefonica Móviles), which commenced operations in October 1999. A subsidiary of Telemar won the bid for the D Band frequency range in our area and began operations in June 2002, using the brand name “Oi”. Telecom Italia Mobile, or TIM, won the bid for the E Band frequency range for our area and commenced operations in October 2002. All wireless operators may have their frequencies renewed for an additional 15-year period. The licenses of Oi and TIM will both expire in 2017. Currently, there are no more licenses to be sold in our area. However, it is possible that Anatel may decide in the future to auction authorizations to acquire frequencies to operate 3G wireless telecommunications services in our area.

          At December 31, 2003, we had an estimated market share of 43% and NBT, Oi and TIM had estimated market shares of 30%, 14% and 13%, respectively. As of December 31, 2002, we had an estimated market share of 56%, and NBT, Oi and TIM had estimated market shares of 34%, 9% and 1%, respectively.

     Other Competition

          We also compete with fixed-line telephone services providers, the most important of which is Telemar. We do not believe that wireline service providers or other wireless telecommunications services, such as paging and beeper services, present a significant threat or new competition in the telecommunications services market.

Operating Agreements

     Interconnection agreements

          Incumbent fixed-line providers are obliged to provide interconnection services to wireless operators with the incumbent’s own installations. We have entered into interconnection agreements with NBT, our B Band competitor, Oi, our D Band competitor, TIM, our E Band competitor, Embratel and Intelig, the two long distance carriers operating in our area, and with Telemar and Vésper S.A., the two local carriers operating in our area. The terms of these interconnection agreements include provisions for the number of connection points, the method by which signals must be received and transmitted, and the costs and fees of interconnection. In addition, network usage fees are assessed based on the terms of these agreements. See “—Regulation of the Brazilian telecommunications industry—Obligations of telecommunications companies—Interconnection.”

     Roaming agreements

          Roaming services must be made available to other wireless operators upon the request of that operator. We have entered into agreements for automatic roaming with all other A and B Band service providers outside our area. These roaming agreements permit our subscribers to access the networks of other cellular service providers while traveling or “roaming” outside our area. Conversely, we are required to provide roaming services to subscribers of those wireless operators from outside our area when they are within our area. The agreements require the parties to provide service to roaming subscribers on the same basis as they provide service to their own subscribers and to carry out a monthly reconciliation of roaming subscriber usage charges. The agreements have a three-year term which is automatically renewable for further one-year terms. We have also entered into international roaming agreements with foreign carriers that permit our subscribers to use roaming services in Argentina, Uruguay and the United States and that enable subscribers of those carriers to use roaming services in our area.

Historical background

          Before the incorporation of Telebrás in 1972, there were more than 900 telecommunications companies operating throughout Brazil. Between 1972 and 1975, Telebrás and its operating subsidiaries, collectively the

“Telebrás System,” acquired almost all of the other telephone companies in Brazil and monopolized the provision of public telecommunications services in almost all areas of the country. Beginning in 1995, the federal government initiated a comprehensive reform of Brazil’s telecommunications regulatory system. In July 1997, Brazil’s National Congress adopted the General Telecommunications Law, which provided for the establishment of a new regulatory framework, the introduction of competition and the privatization of the Telebrás System.

          In January 1998, in preparation for the restructuring and privatization of the Telebrás System, the cellular telecommunications operations of the Telebrás System were spun off into separate companies. In May 1998, the Telebrás System was restructured to form, in addition to Telebrás, twelve new holding companies. Virtually all assets and liabilities of Telebrás, including the shares held by Telebrás in the Telebrás System, were allocated to the new holding companies. The resulting holding companies, together with their respective subsidiaries, consisted of (i) eight cellular holding companies, each in one of eight cellular regions, holding one or more operating companies providing cellular services; (ii) three wireline holding companies, each in one of three wireline regions, holding one or more operating companies providing local and intraregional long-distance services; and (iii) Embratel Participações S.A., a holding company of Telecomunicações Brasileiras S.A. – Embratel, which provides domestic and international long-distance telephone services throughout Brazil.

          The Registrant is one of the eight cellular holding companies formed in connection with the Telebrás restructuring. In connection with the breakup of Telebrás, the Registrant was allocated all the share capital held by Telebrás in the operating subsidiaries that provided cellular telecommunications services in the states of Pará, Maranhão, Roraima, Amapá and Amazonas. In July 1998, the federal government sold substantially all of its shares of the new holding companies, including the Registrant’s, to private-sector buyers. The majority of the Registrant’s voting shares were purchased by Telpart Participações S.A. See “—Organizational Structure.”

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

     Licenses

          In accordance with the General Telecommunications Law, a concession relates to the provision of telecommunication services under the public regime, as determined by the public administration. A concession may only be granted upon a prior auction bidding process. As a result, regulatory provisions are inserted in the relevant concession agreements and the concessionaire is subject to public service principles of continuity, changeability and equal treatment of subscribers. Also, Anatel is entitled to direct and control the performance of the services, to apply penalties and to declare the expiration of the concession and the return of assets of the concessionaire to the government authority upon termination of the concession. Another distinctive feature is the right of the concessionaire to maintain an economic and financial balance of the concession agreement. The concession is granted for a determinate period of time and is generally renewable once.

          On February 19, 2004, we signed a contract with Anatel to migrate from the SMC regime to the SMP regime, which involves the former concessionaire becoming a party to an authorization contract. An authorization is a permission granted by the public administration under the private regime, which may or not be granted upon a prior auction bidding process, to the extent that the authorized party complies with the objective and subjective conditions deemed necessary for the exploitation of the relevant type of telecommunication service in the private regime. Our authorization has been granted for an indeterminate period of time. As a result of our migration to the SMP regime, we will no longer be subject to regulatory uncertainties relating to the renewal of our authorization, as it is granted for an indeterminate period of time, but we will still be required to apply to the government authority for an extension of the right to use radio frequencies. Our current radio frequencies expire in 2009. We have acquired from Anatel additional spectrum on the 1,800 Mhz frequency range, which is required to complete the migration to GSM technology.

     Obligations of Telecommunications Companies

          As a telecommunications service provider, we are subject to requirements concerning quality of service and network expansion, as established in applicable regulations, our authorizations and our original concession agreements. If we fail to meet these obligations we may be fined, subject to a maximum penalty amount, until we are in full compliance with our obligations. While it is possible for an authorization to be revoked for non-compliance with the obligations imposed by its terms, there are no precedents for such a revocation.

          Our authorizations impose obligations on us to meet quality of service standards relating to our network’s ability to make and receive calls, call failure rates, capacity to handle peak periods, failed interconnection of calls and customer complaints. These quality of service standards are defined by Anatel and information in respect of these standards must be reported by us to Anatel.

          In addition, we are also required to meet network coverage obligations by providing cellular services to 70% of the municipalities within our region with more than 30,000 inhabitants. We have met these network expansion obligations in advance and are presently in compliance with our quality of service obligations.

     Interconnection

          Under the General Telecommunications Law, all mobile telecommunications service providers must provide interconnection upon the request of any other mobile or fixed-line telecommunications service provider. Under the SMP regime, the terms and conditions of the interconnection could be freely negotiated between wireless and fixed-line operators, beginning June 30, 2004, subject to a price cap and compliance with regulations established by Anatel relating to traffic capacity and interconnection infrastructure that must be made available to requesting parties. If a service provider offers any party an interconnection tariff below the price cap, it must offer the same tariff to other requesting parties on a nondiscriminatory basis. If the parties cannot reach an agreement on the terms of interconnection, including with respect to the interconnection tariff, Anatel will act as the final arbiter. We expect that our current interconnection fees will apply until February 9, 2005, when the new, freely negotiated interconnection fees become effective. However, we cannot assure you that Anatel will not permit the freely negotiated interconnection fees with other telecommunications service providers to apply before February 9, 2005. In addition, we cannot assure you that the freely negotiated interconnection fees, when they become applicable, will be as favorable to us as the Anatel-determined interconnection fees that have applied to us to date.

     Rate Regulation

          Currently, our ability to adjust rates relating to existing customer service plans is restricted. The price cap for the Basic Plan, which is the base plan established under our previous concession agreement, is adjusted on an annual basis under a formula that reflects the rate of inflation, offset by an Anatel-determined productivity rate. The productivity rate is determined on a case-by-case annual basis between the service provider and Anatel. The other service plans rates may be adjusted on an annual basis according to inflation. We may introduce new service plans after receiving Anatel’s approval. Once these plans become effective, they are thereafter subject to the annual price-cap mechanism. While subscribers cannot be forced to migrate to new plans, existing plans can be terminated after six months’ advance notice has been given to all subscribers under the plan being terminated.

          Other telecommunications companies wishing to interconnect with and use our network must pay a network usage fee to us. The network usage fee is a flat fee charged per minute of use. However, under the authorization contract rules, traffic carried between SMP operators within the same code area and who share approximately equal amounts of incoming traffic from each other’s network (within a 45% to 55% range) are neither paid nor collected by any of the parties under a “bill and keep” rule. Under this rule only usage fees in respect of traffic that exceeds this range will be paid.

Organizational Structure

          The Registrant is a company that was incorporated on February 28, 1998 under the laws of the Federative Republic of Brazil. The Registrant owns 74.96% of the share capital and 89.79% of the voting stock of Amazônia Celular.

          The Registrant is part of a group of companies controlled by Telpart Participações S.A., a consortium comprised of: (i) Newtel Participações S.A., which owns 51.07% of Telpart and is controlled indirectly by investment and mutual funds managed by Banco Opportunity, a private Brazilian investment bank, and several Brazilian pension funds; (ii) TPSA do Brasil Ltda., which owns 48.90% of Telpart and is controlled indirectly by investment and mutual funds managed by Opportunity; and (iii) others (who own 0.03% of Telpart). See “Item 7—Major Shareholders and Related Party Transactions” for a fuller description of this consortium. Telpart Participações S.A. also controls Telemig Celular Participações S.A., which is the parent holding company of Telemig Celular S.A., a Brazilian cellular telecommunications services provider in the state of Minas Gerais.

Property, Plant and Equipment

          Our principal physical properties consist of transmission equipment, switching equipment and base stations. Our headquarters are located in the city of Belém in the state of Pará. We lease approximately 58,000 square meters of space in our area.

          At December 31, 2003, we had 11 cellular switches and 401 cell sites, the majority of which were located on land leased by us, as compared to 9 cellular sites and 411 cell sites at December 31, 2002. Most of these leases are renewable every five years. In addition, we lease 8 retail stores throughout our area. Our switches and cell sites have a total capacity of approximately 1.3 million subscribers.

ITEM 5. OPERATING AND FINANCIAL REVIEW

A. Operating Results

          The following discussion should be read in conjunction with our consolidated financial statements and accompanying notes and other information appearing elsewhere in this annual report, and in conjunction with the financial statements included under “Item 3A—Key information—Selected Financial Data.” Except as otherwise indicated, all financial information in this annual report has been prepared in accordance with U.S. GAAP and is presented in reais. For certain purposes, such as providing reports to our Brazilian shareholders, filing financial statements with the Comissão de Valores Mobiliários, or CVM, the Brazilian securities commission, and determining dividend payments and other distributions and tax liabilities in Brazil, we have prepared and will continue to be required to prepare financial statements in accordance with applicable Brazilian accounting practices and Brazilian Corporation Law.

Overview

          Our results of operations are significantly affected by the following key factors, among others.

     Brazilian Political and Economic Environment

          As a company with all of its operations currently in Brazil, we are affected by general economic conditions in the country. In particular, we have been affected by overall growth or declines in Brazil’s per capita income, the devaluation of the real, inflation and measures taken by the Brazilian government to combat inflation, principally through the setting of interest rates. Our business is directly affected by the macroeconomic trends of the global economy in general and the Brazilian economy in particular. If the Brazilian economy enters a period of rising interest rates and continued recession, demand for telecommunications services is likely to be negatively affected. Further, declines in the value of the real would reduce the purchasing power of Brazilian consumers, negatively affecting demand for mobile telecommunications services. Real devaluations would also affect our margins by increasing the carrying costs of our U.S. dollar and other foreign currency denominated debt and increasing those of our costs and expenses that are linked to the U.S. dollar and other foreign currencies.

          Our results of operations are affected by currency fluctuations. All of our revenues are denominated in reais, but a significant part of our operating expenses are either payable in or affected by the U.S. dollar, such as those relating to our network infrastructure and handsets. Inflation has also had, and may continue to have, effects on our financial condition and results of operations. Almost all of our operating expenses are denominated in reais and the suppliers and service providers of these expense items generally attempt to increase their prices to reflect Brazilian inflation.

          Since our privatization, the economic environment has been volatile with respect to inflation as well as exchange rate variations, and characterized by low growth rates. The growth of the Brazilian economy slowed in 2001 (when real GDP grew by only 1.3%, as compared to 4.4% in 2000). The real depreciated by 18.7% against the U.S. dollar during 2001 and inflation was 10.4% as measured by the IGP-M index.

          Presidential elections were held in Brazil in 2002. The country went through a period of market turmoil in the second half of the year as investors feared that, if elected, the Labor Party led by Luiz Inácio Lula da Silva would change the economic policies of the previous administration. The real fluctuated significantly as a result, depreciating by 52.3% during the year and closing at R$3.5333 to US$1.00 on December 31, 2002. Inflation for the year, as measured by the IGP-M index, was 25.3% and real GDP grew by 1.9%.

          In 2003, the new government administration largely continued the macroeconomic policies of the previous administration, focusing on fiscal responsibility. Investor confidence rebounded as a result and the real appreciated by 18.2% against the U.S. dollar to R$2.8892 per US$1.00 at December 31, 2003. The benchmark BOVESPA index rose 97% in 2003. Inflation for the year, as measured by the IGP-M index, decreased to 8.7%. However, Brazil’s real GDP decreased by 0.2% during 2003, largely because the very high interest rates that prevailed at the beginning of 2003 to combat inflationary pressures acted to also constrain economic growth. The Brazilian economy showed signs of improvement in the fourth quarter of 2003, growing by approximately 1.5% as compared to the third quarter of 2003. The Brazilian Central Bank reduced interest rates seven times during 2003, ending at a rate of 16.5% as of December 31, 2003.

          The following table shows data for GDP, inflation, interest rates, and the U.S. dollar exchange rate for and as at the periods indicated.

	December 31,
	2001	2002	2003
Real growth in gross domestic product	1.3%	1.9%	(0.2)%
Inflation (IGP-M)(1)	10.4%	25.3%	8.7%
Inflation (IPCA)(2)	7.7%	12.5%	9.3%
Depreciation (appreciation) of the real vs. U.S. dollar	18.7%	52.3%	(18.2)%
CDI rate(3)	19.0%	22.9%	16.8%
LIBOR rate(4)	1.9%	1.4%	1.1%
Period-end exchange rate–US$1.00	R$2.3204	R$3.5333	R$2.8892
Average exchange rate–US$1.00(5)	R$2.3532	R$2.9983	R$3.0600

Sources: Fundação Getúlio Vargas, the Central Bank and Bloomberg

(1)	Inflation (IGP-M) is the general market price index measured by the Fundação Getúlio Vargas.

(2)	Inflation (IPCA) is a broad consumer price index measured by the Instituto Brasileiro de Geografia e Estatística.

(3)	The CDI rate is average of daily inter-bank overnight rates in Brazil (accumulated for period-end month, annualized).

(4)	Three-month U.S. dollar LIBOR rate as of the last date of the period. The LIBOR rate is the London inter-bank offer rate, which is the rate applicable to the short-term international inter-bank market.

(5)	Represents the average of the exchange rates on the last day of each month during the period.

     Effects of Inflation in Our Results of Operations

          After the introduction of the real as the Brazilian currency in July 1994, inflation remained under control until January 1999, when it increased due to the devaluation of the real. During periods of high inflation, wages in Brazilian currency tended to fall because salaries typically did not increase as quickly as inflation. The effect was a progressive decline in purchasing power of wage earners. The reduction and stabilization of inflation following the implementation of the real plan resulted in increased spending on services and goods (including wireless telecommunication services), higher real income growth, increased consumer confidence and the increased availability of credit. It also resulted in relatively higher labor costs. However, if Brazil experiences significant inflation, we may be unable to increase the service rates we charge to our customers in amounts that are sufficient to cover our operating costs, and our business may be adversely affected as a consequence.

          The table below shows the Brazilian general price inflation (according to the IGP-DI and the IPCA indices) for the years ended December 31, 1999 through 2003:

	Inflation Rate (%) as	Inflation Rate (%) as
	Measured by IGP-DI (1)	Measured by IPCA (2)
December 31, 2003	7.7	9.3
December 31, 2002	26.4	12.5
December 31, 2001	10.4	7.7
December 31, 2000	9.8	6.0
December 31, 1999	20.0	8.9

(1)	Source: IGP-DI, as published by the Fundação Getúlio Vargas.

(2)	Source: IPCA, which is a consumer price index.

Composition of Operating Revenues and Expenses

     Operating Revenues

          We generate operating revenues from:

•	usage charges, which include measured service charges of outgoing calls and roaming and other similar charges, all of which depend upon which service plan has been selected by the customer;

•	monthly subscription payments, which depend upon which service plan has been selected by the contract customer;

•	network usage fees, which are the amounts charged by us to other cellular and wireline telephone services providers for use of our network by customers of these service providers;

•	sales of handsets and accessories; and

•	other services and charges.

          Unbilled revenues for the few days in between the billing date and month-end are estimated and recognized as revenue during the month in which the service is provided. Revenue from the sales of prepaid cards is recognized on a basis of actual use, on a minute-by-minute basis. In Brazil, cellular telecommunications service providers may not charge customers for incoming calls, unless the customer is roaming.

     The SMP regime to which we are migrating provides for the free negotiation of network usage fees among telecommunication service providers, beginning as of June 30, 2004. Under the SMC regime from which we migrated, interconnection fees, which comprise a significant portion of our revenues, were determined on the basis of discussions with Anatel. We expect that our current interconnection fees will apply until February 9, 2005, when the new, freely negotiated interconnection fees become effective. However, we cannot assure you that Anatel will not permit the freely negotiated interconnection fees with other telecommunications service providers to apply before February 9, 2005. In addition, we cannot assure you that freely-negotiated interconnection fees, when they become applicable, will be as favorable to us as the Anatel-determined interconnection fees that have applied to us to date.

     Operating Expenses and Costs

          Operating expenses consist of cost of services, selling, general and administrative expenses, bad debt expense and depreciation and amortization. Cost of services consists primarily of fixed costs such as leased line charges, site rental and network maintenance, including overhead, as well as variable costs such as certain interconnection charges and FISTEL inspection fees. Cost of goods consists primarily of handsets. Selling, general and administrative expenses consist primarily of salaries, wages and related benefits for administrative personnel, advertising and promotional expenses, distributors’ commissions and other overhead expenses. For the purposes of bad debt expense, we maintain an allowance for past-due accounts receivable in an amount equal to our estimate of probable future losses on these accounts, based on historical losses and the current level of overdue accounts receivable. We also immediately write-off any accounts receivable arising from fraud.

The Effects of the Increase of our Prepaid Customer Base on Our Results of Operations

          Since the inception of our prepaid plans in June 1999, the number of prepaid customers has grown to represent approximately 54%, 66%, 73% and 71% of our total customer base at December 31, 2000, 2001, 2002, and 2003, respectively. Prepaid customers, on average, have substantially lower minutes of use than contract customers and do not pay monthly fees and, as a result, generate substantially lower average monthly revenues per customer. Prepaid customers use their cellular phones predominantly for incoming calls, so prepaid customers revenues consist primarily of interconnection fees. We expect that the growth of our customer base will continue to be predominately in the prepaid customer segment.

Consolidation of Operations with Our Affiliate

          In order to create operating efficiencies and reduce costs, we are a party to a shared services arrangement with our affiliate, Telemig Celular Participações S.A., and its operating subsidiary, Telemig Celular S.A. Pursuant to this arrangement, various segments of the financial, marketing, call center and human resources departments, as well as portions of the engineering departments, of each company are now managed by a single team.

Regulatory and Competitive Factors

          Our business, including the services we provide and the rates we charge, is subject to comprehensive regulation under the General Telecommunications Law. As a result, our business, results of operations, revenue and financial conditions could be negatively affected by the actions of the Brazilian authorities, including, in particular, the following:

•	delays in the granting of, or the failure to grant, approvals for rate increases;

•	the granting of operating licenses in our area; and

•	the introduction of new or stricter operational requirements.

          We began to face competition in our area in the fourth quarter of 1998 and competition has contributed to declining prices for cellular telecommunications services and increased pressure on operating margins. Our market share, business, financial condition, revenues, results of operations and prospects depend significantly on a variety of factors, including:

•	our ability to attract new customers;

•	our ability to succeed in the technological migration of our network to GSM;

•	the response of our customer base to the implementation of the new GSM technology;

•	the rate of growth of our customer base;

•	the usage and revenue generated from our customers;

•	the level of airtime usage;

•	equipment prices;

•	the rate of churn; and

•	its ability to control costs.

          Currently, we face direct competition in our area from B, D and E Band frequency range operators. Norte Brasil Telecom, or NBT (which was subsequently acquired by Vivo), commenced operations using the B Band frequency range in October 1999; a subsidiary of Telemar won the bid for the D Band frequency range in our area and began operations in June 2002 using the brand name “Oi”; and Telecom Italia Mobile, or TIM, the E Band operator commenced operations in October 2002. At December 31, 2003, we had an estimated market share of 43%, as compared to an estimated market share of 56% and 69% as of December 31, 2002 and 2001, respectively. The extent that increased and ongoing competition will have on our market share, business, financial condition, revenues and results of operations will depend on a variety of factors that it cannot yet precisely assess and many of which may be beyond our control.

Taxes on Telecommunications Services

          The cost of telecommunications services to customers includes a variety of taxes. The average rate of all such taxes, as a percentage of our gross operating revenues, was approximately 21% in 2001, 22% in 2002 and 23% in 2003. The principal tax is a state value-added tax, the Imposto sobre Circulação de Mercadorias e Serviços, commonly known as the ICMS. The ICMS is a tax that the Brazilian states impose at varying rates on revenues from the sale of goods and services, including telecommunications services. The ICMS rate for domestic telecommunications services in the states of Amazonas, Maranhão, Amapá and Roraima is 25%, except for the state of Pará, which is 30%.

          In June 1998, the governments of the individual Brazilian states approved an agreement to interpret existing Brazilian tax law to apply the ICMS effective July 1, 1998 to some services to which the ICMS had not previously been applied, including cellular activation and monthly subscription. The agreement also provides that the ICMS may be applied retroactively to activation services rendered during the five years preceding June 30, 1998. See “Item 8A—Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings” for a fuller description of these developments.

          Other taxes on gross operating revenues include two federal social contribution taxes, the Programa de Integração Social, referred to as PIS, and the Contribuição para Financiamento da Seguridade Social, known as COFINS, which are imposed on the gross revenues derived from telecommunications services at a combined rate of 3.65%.

          In addition, the following contributions are imposed on certain telecommunications services revenues:

•	Contribution for the Fund for Universal Access to Telecommunications Services, or FUST. FUST was established by Law 9,998 of August 17, 2000 to provide resources to cover costs exclusively attributed to fulfilling obligations of universal access to telecommunications services that cannot be recovered with efficient service exploration or that is not the responsibility of the service provider. Contribution to FUST by all telecommunication services companies started on January 2, 2001 at the rate of 1% of net operating telecommunication services revenue (excepting interconnection revenues), and it may not be passed on to customers.

•	Contribution for the Fund of Telecommunications Technological Development, or FUNTTEL. FUNTTEL was established by Law 10,052 of November 28, 2000, to stimulate technological innovation, enhance human resources capacity, create employment opportunities and promote access by small- and medium-sized companies to capital resources, so as to increase the competitiveness of the Brazilian telecommunications industry. Contribution to FUNTTEL, by all telecommunication services companies started on March 28, 2001 at the rate of 0.5% of net operating telecommunication services revenue (excepting interconnection revenues), and it may not be passed on to customers.

          We must also pay the Contribution for the Fund of Telecommunications Fiscalization, or FISTEL. FISTEL is a fund supported by a tax applicable to telecommunications operators (the “FISTEL Tax”), that was established in 1966 to provide financial resources to the Brazilian government for the regulation and inspection of the Telecommunications sector. The FISTEL Tax consists of two types of fees: (i) an installation inspection fee assessed on telecommunications stations (which could be a base, a repeater or a mobile station according to the General Telecommunications Law) upon the issuance of their authorization certificates; and (ii) an annual operations inspection fee that is based on the number of authorized stations in operation at the end of the previous calendar year. The amount of the installation inspection fee is a fixed value, depending upon the kind of equipment installed in the authorized telecommunications station. The operations inspection fee equals 50% of the total amount of the installation inspection fee that would have been paid with respect to existing equipment.

Discussion of Critical Accounting Estimates and Policies

     General

          The preparation of the consolidated financial statements included elsewhere in this annual report necessarily involves certain assumptions, which are derived from historical experience and various other factors that we deemed reasonable and relevant. The portrayal of our financial condition and results of operation often requires our management to make judgments regarding the effects on our financial condition and results of operations of matters that are inherently uncertain. Actual results may differ from those estimated under different variables, assumptions or conditions. Note 3 of our consolidated financial statements includes a summary of the significant accounting policies and methods used in the preparation of our consolidated financial statements.

     Deferred Taxes

          As of December 31, 2003, we had a net deferred tax asset of R$94.6 million, as compared to R$120.0 million at December 31, 2002, related to tax loss carryforwards and temporary differences primarily with respect to provision for contingencies, allowance for doubtful accounts and accrued expenses, that may be used to offset future taxable income. Our management believes it may be able to offset this tax credit against our taxable income in the future.

     Long-lived Assets

          We consider the effects of obsolescence, competition, changes in technology and other economic factors when assigning useful lives to our operating assets. For example, the results for the years-ended 2001 and 2002 were affected by the acceleration of the depreciation of our billing system, which was replaced in August 2003. Changes in the lives of operating assets that have a significant impact on our consolidated financial statements are disclosed whenever they occur.

          Despite our decision to begin migrating from TDMA to GSM technology by the end of 2004, we have not accelerated the depreciation of our TDMA network and related equipment because we expect that we will continue to offer TDMA services in certain portions of our area for the duration of the expected useful life of such equipment.

     Contingencies

          We do not believe that we are a party to any legal proceedings that will have a material adverse effect on our financial position. In December 1998, we were granted an injunction related to the application of ICMS to monthly fees, rentals and additional services. We do not believe such services should be subject to ICMS, as they do not constitute telecommunications services. However, each Brazilian state has approved an agreement, effective from July 1, 1998, to apply ICMS to certain services in respect of which ICMS was not previously applied. Some courts in Brazil have upheld the validity of the agreement. We have deposited amounts equal to uncollected ICMS amounts with the applicable courts and provisions have been made in our consolidated financial statements in respect of these amounts. We recognize the costs of legal defense in the periods incurred. Accordingly, the costs of defending claims are not included in the provisions and are not believed to have a material effect on our financial position.

New U.S. GAAP Accounting Pronouncements

          In 2003, the Financial Accounting Standards Board, or FASB, issued a revision of FASB Statement no. 132, Employers’ Disclosures about Pensions and Other Postretirement Benefits, to improve financial disclosures for defined benefit plans. The standard requires that companies provide more detail about their plan assets, benefit obligations, cash flows, benefit costs and other relevant information. For example, companies now are required to provide financial statement users with a breakdown of plan assets by category, such as equity, debt and real estate. A description of investment policies and strategies and target allocation percentages, or target ranges, for these asset categories also are required in financial statements.

Results of Operations

          The following table shows the components of our net income for 2003, 2002 and 2001.

	Year Ended December 31,
	2003	2002	2001
	(in thousands of reais)
Revenues
Services provided to third parties	466,103	411,964	457,838
Sale of handsets	67,425	50,555	64,205
	533,528	462,519	522,043
Cost of services (1)	156,253	128,485	133,301
Cost of handsets	82,825	63,203	68,862
Selling, general and administrative expenses	127,770	124,014	135,909
Bad debt expense	8,984	11,646	51,427
Other net operating (income) expense	(1,186)	(1,108)	456
Depreciation and amortization	96,847	97,939	74,524
Operating income	62,035	38,340	57,564
Interest income	(13,229)	(56,588)	(22,022)
Interest expense	56,053	44,791	57,065
Foreign exchange loss	(55,207)	134,819	42,566
Income (loss) before minority interest, taxes and cumulative effect of accounting change	74,418	(84,682)	(20,045)
Income taxes	25,652	(24,943)	(3,172)
Minority interest	13,034	(15,289)	(3,511)
Income (loss) before cumulative effect of accounting change	35,732	(44,450)	(13,362)
Cumulative effect of accounting change (1)	—	—	(1,567)
Net income and comprehensive income	35,732	(44,450)	(11,795)

(1)	See Note 3(j) to the financial statements.

Results of Operations for Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

     Net Revenues

          Our service revenues are comprised mainly of monthly fees, service charges from outgoing traffic and interconnection revenues from incoming traffic. Net revenues increased 15% to R$533.5 million in 2003 from R$462.5 million in 2002. This increase is mostly attributable to the 13% increase in net services revenue to R$466.1 million, as compared to R$412.0 million in 2002. The growth in net services revenue was primarily due to a 9% increase in our customer base, from 940,958 to 1,028,071 customers. This growth in customer base in turn contributed to a 12% increase in outgoing traffic revenues, and a 18% increase in monthly fees revenues. In addition, a 22% increase in interconnection rates was authorized by Anatel in February 2003.

          Revenues from the sale of handsets rose 33% to R$67.4 million in 2003 from R$50.6 million in 2002 due to a 23% increase in the number of handsets sold and a 27% increase in gross additions stemming from the expansion of our customer base, partially offset by an increase in handset subsidies.

     Cost of Services

          The cost of services increased 22% to R$156.3 million in 2003 from R$128.5 million in 2002, primarily as a result of a 33% increase in interconnection fees paid by us to other service providers (due to 4% higher outgoing traffic), and higher interconnection rates, as well as a 30% increase in FISTEL taxes paid due to our larger customer base.

     Cost of Handsets

          Our cost of handsets increased 31% to R$82.8 million in 2003 from R$63.2 million in 2002, in line with the increase in revenues from handset sales.

     Selling, General and Administrative Expenses

          Selling, general and administrative expenses remained fairly stable at R$127.8 million in 2003, as compared to R$124.0 in 2002. As a percentage of net services revenue, selling, general and administrative expenses decreased to 27% in 2003 from 30% in 2002.

          Selling expenses increased 8% to R$91.6 million in 2003 from R$84.8 million in 2002. This increase is attributable to higher marketing and advertising expenses incurred in light of stronger competition in our area and higher independent distributors commissions payable in connection with the growth of our postpaid customer base. As a percentage of net services revenue, selling expenses remained fairly stable at 22% in 2003, as compared to 21% in 2002.

          General and administrative expenses decreased 8% to R$36.1 million in 2003 from R$39.2 million in 2002. Excluding the non-recurring reversals of R$5.9 million contingency for ICMS in 2003 and R$14.0 million in 2002, general and administrative expenses would have decreased R$11.2 million or 21%. This decrease is primarily due to lower personal costs and lower consulting expenses incurred during 2003.

     Bad Debt Expense

          Bad debt decreased 23%to R$9.0 million in 2003, as compared to R$11.6 million in 2002. As a percentage of net service revenue, our bad debt was 2% in 2003, as compared to 3% in 2002. Our percentage of bad debt was the lowest since our privatization. The decrease is due to the continued strengthening of our credit controls and an increase in our prepaid customer base as percentage of our total customer base.

     Depreciation and Amortization

          Depreciation and amortization expense remained relatively stable at R$96.8 million in 2003, as compared to R$97.9 million in 2002.

     Operating Income

          Operating income increased 62% to R$62.0 million in 2003 from R$38.3 million in 2002 as a result of the factors described above.

     Interest Income

          Interest income decreased 77% to R$13.2 million in 2003 from R$56.6 million in 2002. The decrease was directly related to the positive results of our hedging operations in 2002 due to 52% devaluation of the real against the U.S. dollar and a 55% lower average balance of invested cash in 2003 as compared to 2002. At the end of 2003 and 2002, respectively, 90% of our debt denominated in foreign currency was hedged.

     Interest Expense

          Interest expense increased 25% to R$56.1 million in 2003 from R$44.8 million in 2002. The increase was directly related to the negative results of our hedging operations during 2003, totaling R$26.0 million, due to the 18% appreciation of the real against the U.S dollar, partially offset by a 18% decrease in our average indebtedness in 2003.

     Foreign Exchange Loss (Gain)

          As a result of the 18% appreciation of the real against the U.S. dollar during 2003, we recorded a foreign exchange gain of R$55.2 million, as compared to a foreign exchange loss of R$134.8 million during 2002.

     Income Taxes

          We recorded R$25.7 million of income tax expense in 2003, as compared to a R$24.9 million income tax credit in 2002. The effective rate of tax on income before taxes in 2003 was 34%, as compared to 29% in 2002. The combined statutory rate was 34% in 2003. The difference between the effective tax rate in 2003 and 2002 was mainly attributable to a tax loss related to tax credits forfeited in connection with the merger in 2002 of our subsidiaries into Amazônia Celular S.A.

     Net Income (Loss)

          As a result of the above factors, we had net income of R$35.7 million in 2003, as compared to a net loss of R$44.5 million in 2002.

Results of Operations for Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

     Net Revenues

          Net revenues decreased 11% to R$462.5 million in 2002 from R$522.0 million in 2001. This decrease was attributable to a more stringent credit policy and a cautious policy in acquiring new customers, as well as our efforts to reevaluate our subscriber base in 2002 and, to a lesser extent, increased competition. Net revenues derived from the provision of wireless services were R$412.0 million in 2002, compared to R$457.8 million reported in 2001, a 10% decrease. The decrease in net service revenues was also related to the change in the mix of our customer base, which rose 4% to 940,958 in 2002 from 908,627 in 2001, with 73% in the prepaid segment as compared to 66% in 2001.

          The decrease in net service revenues was also a result of the 13% decrease in 2002 in interconnection revenues due to a 19% decrease in the volume of incoming traffic, which was offset by an increase of 10% in interconnection fees authorized by Anatel in February 2002.

          Revenues from the sale of handsets decreased 21% in 2002 when compared to 2001. This decrease can be explained principally by the 25% decrease in the number of gross additions in 2002 as compared to 2001, and a decrease in the price of handsets as a result of higher subsidies we offered to customers.

     Cost of Services

          Cost of services decreased 4% to R$128.5 million in 2002 from R$133.3 million in 2001. This decrease was mainly attributable to an approximately R$7.0 million decrease in leased line costs in 2002. Additionally, the amounts paid as FUST and FUNTTEL taxes decreased by approximately R$2.0 million due to lower service revenues. These decreases were partially offset by an increase of approximately R$4.0 million in interconnection costs.

     Cost of Handsets

          Our cost of handsets decreased 8% to R$63.2 million in 2002 from R$68.9 million in 2001, in line with the decrease in our sales of handsets. The cost of handsets decreased to a rate lower than the sale of handsets as a result of subsidies we offered to customers in 2002 as compared to 2001.

     Selling, General and Administrative Expenses

          Selling, general and administrative expenses decreased 9% to R$124.0 million in 2002 from R$135.9 million in 2001. As a percentage of net services revenue, selling, general and administrative expenses remained stable at 30% in 2002 and 2001.

          Selling expenses increased 3% to R$84.8 million in 2002 from R$82.0 million in 2001. This increase was attributable to higher marketing and advertising expenses, payroll expenses resulting from an increase in salaries and the payment of severance expenses, and provision for inventory to reflect its fair market values, all of which were partially offset by a decrease in commissions paid to independent distributors as a result of the low volume of customer additions in 2002 (a 25% decrease from 2001). As a percentage of net services revenue, selling expenses increased to 21% in 2002 from 18% in 2001.

          General and administrative expenses decreased 27% to R$39.2 million in 2002 from R$53.9 million in 2001. This decrease was mainly due to the reversal of a contingency in the net amount of R$14.0 million relating to a lawsuit over the payment of ICMS in which we obtained a favorable judgment, partially offset by the reversal in 2001 of a R$12.9 million contingency relating to potential litigation. If this reversal, which constitutes a non-recurring event, had not happened, general and administrative expenses would have been relatively stable in 2002 as compared to 2001.

     Bad Debt Expense

          Bad debt decreased 77% to R$11.6 million in 2002 from R$51.4 million in 2001. As a percentage of net service revenues, bad debt reached 3% in 2002 as compared to 11% in 2001. The percentage of bad debt in 2002 was the lowest since our privatization. This improvement was directly related to our strategy aimed at improving the quality of our customer base, thereby decreasing bad debt. In the second quarter of 2001, we started to strengthen our collection and credit policies. The positive results from the implementation of these policies started to be reflected by the end of 2001 and throughout 2002. The increase in our prepaid customer base also contributed to our lower bad debt expense.

     Depreciation and Amortization

          Depreciation and amortization expense increased 31% to R$97.9 million from R$74.5 million in 2001. The increase was primarily attributable to the increase of investments in property and equipment in order to expand our network capacity and improve the overall quality of our services, and accelerated depreciation of our billing system, which was replaced in the second half of 2003.

     Operating Income

          Operating income decreased 33% to R$38.3 million in 2002 from R$57.6 million in 2001 as a result of the above factors.

     Interest Income

          Interest income increased 157% to R$56.6 million in 2002 from R$22.0 million in 2001. The increase was directly related to the positive results of our hedging operations in 2002 due to the 52% devaluation of the real against the U.S. dollar. At the end of 2002, 90% of our debt denominated in foreign currency was hedged, as compared to 64% at the end of 2001.

     Interest Expense

          Despite an increase in our consolidated indebtedness in 2002, our interest expense decreased 22% to R$44.8 million in 2002 from R$57.1 million in 2001 due to a loss of R$20.5 million in hedging operations incurred in 2001.

     Foreign Exchange Loss

          As a result of the increase of our foreign currency-denominated or -indexed indebtedness and the 52% devaluation of the real against the U.S. dollar during 2002, foreign exchange loss increased substantially to R$134.8 million in 2002 from R$42.6 million in 2001. The foreign exchange loss was partially offset by hedging operations, dampening the net effect of the real devaluation on our financial results.

     Income Taxes

          We recorded a R$24.9 million tax credit in 2002 as compared to a tax credit of R$3.2 million in 2001. The effective rate of tax on income before taxes in 2002 was 29%, as compared to 16% in 2001. The combined statutory rate was 34% in 2002. The difference between the effective tax rate in 2002 and 2001 was mainly attributable to a tax loss forfeited by the merger into Amazônia Celular S.A. – Maranhão of its four subsidiaries at the end of 2002, partially offset by the social contribution rate adjustment recorded in 2002 (see Note 8 to our consolidated financial statements).

     Net Loss

          As a result of the above factors, we had a net loss of R$44.5 million in 2002 as compared to a net loss of R$11.8 million in 2001.

B. Liquidity and Capital Resources

General

          We have funded our operations and capital expenditures principally from operating cash flows and loans obtained from financial institutions. At December 31, 2003, we had R$8.1 million in cash and cash equivalents, as compared to R$59.9 million and R$89.8 million at December 31, 2002 and 2001, respectively. Our principal cash requirements include:

•	capital expenditures, including those related to the GSM network migration,

•	the servicing of its indebtedness,

•	the payment of dividends, and

•	handset subsidies.

          Our primary sources of liquidity have historically been borrowings and cash flows from operating activities. Net cash generated from operating activities was R$86.4 million in 2003, R$133.5 million in 2002 and R$84.2 million in 2001. Net cash used in financing activities was R$113.9 million in 2003 and R$121.8 million in 2002. For 2001, net cash generated from financing activities was R$7.2 million. During 2003, R$26.6 million was used for capital expenditures and R$46.5 million and R$177.0 million was used for capital expenditures in 2002 and 2001, respectively. At December 31, 2003, R$1.5 million was paid in dividends and interest on capital, and R$1.1 million and R$4.3 million was paid in dividends and interest on capital in 2002 and 2001, respectively.

Indebtedness

          Our total debt was R$254.1 million at December 31, 2003, as compared to R$416.7 million and R$400.0 million at December 31, 2002 and 2001, respectively. At December 31, 2003, R$121.1 million (or U.S.$41.9 million) of our total debt was denominated in U.S. dollars bearing interest at three-or six-month LIBOR plus an annual rate of 3.925% to 5.75%, R$30.3 million (or U.S.$10.5 million) was denominated in U.S. dollars bearing interest at an annual rate of 3.73%, and R$37.3 million was denominated in reais bearing interest at a rate of 3.8% over either (i) the average cost of the BNDES currency basket or (ii) the long-term interest rate, or TJLP (which was 11.0% at December 31, 2003) disclosed by the Central Bank.

          At December 31, 2003 and December 31, 2002, 90% of our foreign currency-indexed debt was hedged against exchange rate fluctuations. Our hedging agreement exchange fixed rates (3.0% to 14.9%) over the U.S. dollar variation for an internal floating rate (interbank deposit rate). At December 31, 2001, 64% of our foreign currency-indexed debt was hedged against exchange rate fluctuations. Our credit facilities are described under

“Item 10C—Additional Information—Material contracts.” Amazônia Celular issued U.S.$40 million of debt securities in January 2004.

          Our financing agreements limit our ability to incur indebtedness above a certain level. As a result, our ability to raise capital above the limits imposed by such agreements may be impaired, which may affect its ability to obtain resources needed to switch or upgrade its technology.

          In 2001, 2002 and 2003, we breached certain financial covenants contained in a credit agreement with the Export Development Corporation of Canada and other parties. In 2002 and 2003, we breached certain financial covenants in a credit agreement with BNDES and a consortium of three Brazilian banks. Waivers were obtained in connection with these covenant breaches by us and the financial covenants have been amended on terms more favorable to us.

          The following table shows our dollar and non-dollar-indexed loans for the periods indicated (converted using the exchange rate at the end of the period):

		As of
		December 31,
	2001	2002	2003
	(in millions of reais)
Short-Term Indebtedness Plus Current Portion of Long-Term Indebtedness	29.9	31.0	32.7
Non-Dollar Indexed
Dollar-Indexed	68.9	168.7	132.9

Total	98.8	199.7	165.6
Long Term Indebtedness
Non-Dollar Indexed	89.8	62.1	32.6
Dollar-Indexed	211.7	155.2	55.9

Total	301.5	217.3	88.5
Total Indebtedness	400.3	417.0	254.1

Capital Expenditures

          We made R$26.6 million in capital expenditures in 2003, R$46.5 million in 2002 and R$177.0 million in 2001. Capital expenditure priorities have included expanding network capacity, improving overall network quality, increasing the level of digitalization of the network and upgrading our billing system.

          In order to remain competitive, we have decided to invest in the migration of our network from TDMA to GSM technology. We expect the implementation of the new GSM technology to begin by the end of 2004 and last for an approximately five-year period. We estimate that our capital expenditures during 2004, which includes expenditures relating to the migration, will be between R$100 million and R$140 million.

          We believe that our capital expenditure requirements can be met through a combination of a portion of the proceeds the issuance of debt securities by Amazônia Celular in January 2004, cash flow from operations, equipment financing from vendors and credit facilities from export credit agencies and Brazilian and international financial institutions. However, we have not yet secured firm financing commitments for the total amounts that we expect we will require for capital expenditures, including those relating to the migration, during 2004. While we expect to be able to secure such financing commitments, we cannot assure you that we will be able to do so on terms favorable to us, or at all.

C. Research and Development, Patents and Licenses, etc.

          We do not conduct any independent research and primarily depend upon the manufacturers of telecommunications products for the development of new hardware.

D. Trend information

          We expect competition to remain strong. Telemar, through its SMP operator, Oi, began operations in certain areas of our region in June 2002 and increased its coverage to our entire region in September 2002. Telecom Italia Mobile—TIM commenced wireless telecommunications operations in our region in October 2002. Though there are no more licenses to be auctioned in our region, the competition in our area for market share may prompt some of our competitors to reduce their rates and offer new or improved technologies, services and products.

          We also expect to continue to make capital expenditures necessary to improve the quality of our network, launch new services, and finance the technological transition from our network from TDMA technology to GSM technology. See “—Liquidity and Capital Resources—Capital Expenditures”.

E. Off-Balance Sheet Transactions

          We have not engaged in any off-balance sheet arrangements that have or are reasonable likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F. Aggregate Contractual Obligations

          The following table sets forth the amount in millions of reais of our fixed contractual obligations at December 31, 2003.

		Less than		Two		Over
	Total	one year	One year	years	Three years	Four years
Long-Term Debt	254.1	165.6	86.8	1.7	—	—
Operating Leases	12.9	5.1	3.4	2.2	1.6	0.6

Total Contractual Cash Obligations	267.0	170.7	90.2	3.9	1.6	0.6

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

          We are managed by our Conselho de Administração, or board of directors, and our Diretoria, or executive officers.

Board of Directors

          Our board of directors is currently comprised of eleven members serving for a term of three years. Our bylaws provide for our board of directors to convene a regular meeting once every three months and special meetings when called by the chairman or by two members of our board of directors.

          The following are the current members of our board of directors elected on April 14, 2004 and their respective positions and ages.

Name	Position	Age
Arthur Joaquim de Carvalho	Chairman	47
Verônica Valente Dantas	Vice Chairman	48
Maria Amalia Delfim de Melo Coutrim	Director	46
José Leitão Viana	Director	64
Cláudia Silva Araújo de Azerêdo Santos	Director	42
Danielle Silbergleid Ninio	Director	29
Paulo Conte Vasconcellos	Director	41
Marcos Nascimento Ferreira	Director	37
Jorge da Cunha Fernandes	Director	64
Wilson Santarosa	Director	54
Jacques de Oliveira Pena	Director	48

          Set forth below are brief biographical descriptions of our directors.

          Arthur Joaquim de Carvalho is the chairman of the board of directors of Tele Norte Celular Participações S.A. and Telemig Celular Participações S.A. He has nine years of experience in private equity investments and is currently a partner at CVC/Opportunity Equity Partners. Mr. Carvalho was in charge of the investment area of Manoel Joaquim de Carvalho Ltda. from 1980 to 1993, and, since the foundation of the Opportunity Group in 1993, he has been one of the main officers of the group. In the past, he also worked in two companies engaged in agribusiness and exports. Mr. Carvalho holds a business administration degree from the Universidade Federal da Bahia, or the Federal University of Bahia.

          Verônica Valente Dantas is a partner and managing director of Opportunity Asset Management Ltda., and also the vice chairman of the board of directors of Telemig Celular Participações S.A. Her past experience includes being the managing director of Icatu Empreendimentos e Participações Ltda., an investment company established in Brazil. Ms. Dantas holds a degree in business administration from the Universidade Federal da Bahia, or the Federal University of Bahia.

          Maria Amalia Delfim de Melo Coutrim is also a director of Telemig Participações S.A., Telemig Celular S.A. and Amazônia Celular and has been a director at CVC/Opportunity Equity Partners since 1997. Before that, she was a director and partner of Opportunity Asset Management and had previously worked as a director and partner of Banco Icatu from 1986 to 1994. She has a degree in economics from the Universidade Federal Rural do Rio de Janeiro, or the Rural Federal University of Rio de Janeiro.

          José Leitão Viana is a member of the board of directors of both Telemig Celular Participações S.A. and Telemig Celular S.A., and also works as an independent business consultant. He was the chief financial officer of Telecomunicações de Minas Gerais S.A. – Telemig, from 1972 to 1982 and the vice chairman of the same company from 1982 to 1985. Mr. Viana worked as the chief investment officer of Fundação de Seguridade Social SISTEL and the chief financial officer of Telebrás from 1985 to 1989. His past experience also includes acting as chief financial officer and member of the boards of directors of several subsidiaries of Telebrás. Mr. Viana holds a degree in economic sciences from the University of the State of Guanabara (currently the University of the State of Rio de Janeiro) and a masters degree in economic engineering and industrial administration from the Universidade Federal do Rio de Janeiro, or the Federal University of Rio de Janeiro.

          Danielle Silbergleid Ninio has worked as a corporate legal advisor at CVC Equity Partners Administração de Recursos Ltda. CVC/Opportunity Equity Partners since 1999, and is also a member of the board of directors of Telemig Celular Participações S.A. She holds a law degree from the Catholic University of Rio de Janeiro.

          Paulo Conte Vasconcellos is a partner at ProxyCon Assessoria e Participações Ltda., a consulting firm, and currently a member of the board of directors of Marcopolo S.A., Ceramica Chiarelli S.A. and Grupo Orsa. He is also a member of the conselho fiscal of Cia. Siderúrgica Belgo Mineira and Politeno Indústria e Comércio S.A., and heads the research group at IBGC, or the Brazilian Institute of Corporate Governance. Mr. Vasconcellos has previously worked as a research analyst at Cotriexport, Terramar, Unibanco and Citibank, a research manager at Patrimonio and a research director at Merrill Lynch and ING Barings. He was a portfolio manager at Bradesco Templeton and is a former executive director and member of the board of ABAMEC, or the Brazilian Security Analysts’ Association. Mr. Vasconcellos holds a business administration degree from UFRG, or the Federal University of Rio Grande do Sul, a masters of business administration from IBMEC, or the Brazilian Capital Markets Institute, and has attended a post-graduation course in business administration at BSP – Business School São Paulo.

          Marcos Nascimento Ferreira is also a member of the board of directors of Telemig Celular Participações S.A., Telemig Celular S.A. and Amazônia Celular. From 1987 to 1994, Mr. Ferreira worked in several positions for different companies of the OAS Group, including Vega Sopave and Ultratec Engenharia. From 1995 to 1998, he was a director of Pantanal Linhas Aéreas, and, in recent years, he has been an active member of the boards of directors of major telecommunication companies in Brazil, including Telet S.A. and Americel S.A. (1999-2000) and Pegasus S.A. (2000). Mr. Ferreira holds a degree in civil engineering from the Federal University of Bahia, or Universidade Federal da Bahia, as well as a post-graduate degree in business administration from the University of California, Berkeley.

          Jorge da Cunha Fernandes has represented the Brazilian ministry of finance and/or PREVI – Caixa de Previdência dos Funcionários do Banco do Brasil in the board of directors and board of auditors of several Brazilian companies: Petróleo Brasileiro S.A. – Petrobrás, Empresa Brasileira de Aeronáutica S.A. – Embraer, Telecomunicações de Brasília S.A. – Telebrasília, Tele Norte Leste Participações S.A., Telecomunicações Brasileiras S.A. – Telebrás, Telecomunicações da Bahia S.A. – Telebahia, Companhia Docas do Estado da Bahia – Codeba, Florestas Rio Doce S.A., Telecomunicações de Minas Gerais S.A. – Telemig, and Instituto de Resseguros do Brasil – IRB. In the past, Mr. Fernandes served as co-chief of the Department of Commercial and Industrial Regulation, or Departamento de Normas e Assuntos Comerciais e Industriais – DENAI, of Banco do Brasil S.A. From 1986 to 1995, he held several positions at the Brazilian ministry of finance, including chairman of the Council of Resources of the National Financial System. He holds a degree in Economics by the Associação de Ensino Superior do Distrito Federal – AEUDF, or the Post-graduate Education Association of the Federal District.

          Jacques de Oliveira Pena is a deputy member of the advisory board (conselho deliberativo) of PREVI and a member of SINDAPP’s executive board for National Union of the Closed Entities of Private Pension. Mr. Pena was the regional administrator of Samambaia from 1995 to 1998. Mr. Pena was the head of cabinet of Deputy Geraldo Magela at the Legislative Chamber of the Federal District from 1991 to 1992. Mr. Pena was secretary general of the Bank Employees Union of Brasília from 1992 to 1994. Mr. Pena began working at the Banco do Brasil in 1977 and he has held the position of cashier, deputy supervision assistant, junior analyst and division manager. Mr. Pena holds a degree in history from the University of Brasilia.

          Wilson Santarosa is the president of the decision-making council of Petros and is the executive manager of institutional communictions of Petrobrás . He has served as a director of Petros – Fundação Petrobrás de Seguridade Social; technical, administrative and financial officer the Centrais de Abastecimento de Campinas; Secretary General for the Workers’ Central Labor Union in São Paulo; and the president of the Workers’ Central Labor Union in the interior of the state of São Paulo.

          Cláudia Silva Araújo de Azerêdo Santos is a member of the executive board of Embratel Participações S.A., the American Chamber of Commerce in Rio de Janeiro and chief legal officer of Embratel – Empresa Brasileira de Telecommunicacoes S.A. She was the chief legal officer of Companhia Diderurgica Nacional from 1996 to 2003, and a member of the board of directors of Ita S.A. from 2000 to 2003. She is a former director of Fundacao CSN, a former deputy member of the board of directors of Light and Metropolitana, and legal counsel to Aracruz Celulose S.A.

Executive Officers

          The Executive Committee of the Registrant currently consists of three executive officers.

Name	Position	Age	Date Elected
Antônio José Ribeiro dos Santos	Chief Executive Officer	59	08/30/2002
João Cox Neto	Chief Financial Officer and	41	08/30/2002
	Responsible for Investor
	Relations
Aloysio José Mendes Galvão	Chief Human Resources Officer	56	08/16/2001

          Set forth below are brief biographical descriptions of the executive officers of the Registrant.

          Antônio José Ribeiro dos Santos was appointed as our chief executive officer in August 2002. He is also the chief executive officer of Telemig Celular Participações S.A. and works as a part-time professor at the Electrical Engineering Department of the University of Brasília. He was an engineer and manager at Telecomunicações de Brasília S.A. – Telebrasília from 1970 to 1983, and held the position of chief engineering officer of the same company from 1983 to 1995. In 1996 and 1997, Mr. Santos served as a senior advisor and steering committee member for certain Brazilian pension funds that were members of a consortium participating in the public bidding for cellular B Band in Brazil. In 1997-1998 Mr. Santos was the chief strategic planning officer of Americel S.A. and in 1998-1999 he served as the executive vice president of Telet S.A. In 1999-2001, he was the vice president for business development of Telemig and Tele Norte Celular Participações S.A. and in 2001-2002 he served as the chief executive officer of Telemig Celular S.A. and Amazônia Celular. Mr. Santos’ past experience includes working as an advisor for the Brazilian Secretary of Information Technology. He holds a degree in Electric Engineering by the University of Brasília, or Universidade de Brasília.

          João Cox Neto has been our chief financial officer since April 1, 1999. He was reelected in August 2002 and is currently the chief executive officer of Telemig Celular S.A. and Amazônia Celular S.A. Prior to joining us, Mr. Cox was chief financial officer at Odebrecht Serviços de Infraestrutura S.A., the infrastructure and public service arm of the Odebrecht Group. Previously, he held various financial management positions within the Odebrecht Group, including finance director for the holding company and CFO for OPP Petroquímica S.A. Mr. Cox holds a B.Sc. degree in economics from the Federal University of Bahia in Brazil and has attended post-graduate studies in economics at the University of Québec in Montreal and at the Oxford University’s CPS program. Since 1991, Mr. Cox has been a member of the boards of directors of several companies in Brazil and Argentina, and is currently a member of the board of ABRASCA (the Brazilian Association of Public Companies) and IBRI (the Brazilian Institute for Investor Relations).

          Aloysio José Mendes Galvão has been our chief human resources officer since August 2001. From 1998 to 2001, Mr. Galvão acted as a human resources consultant to major corporations in Brazil including Petrobrás, Embraer, Unimed and Nestlé. Mr. Galvão was director of human resources for the Odebrecht Group from 1973 to 1998. During this period, he was involved in several local and international projects. He also worked at Banco do Estado da Bahia (Bank of the State of Bahia) where he was responsible for the human development area from 1970 to 1973. Mr. Galvão holds a degree in business administration from the Escola de Administração de Empresas da Bahia (Business Administration School of Bahia).

          The Executive Committee of Amazônia Celular currently consists of four executive officers.

Name	Position	Age	Date Elected
João Cox Neto	Chief Executive Officer	41	08/29/2002
Ricardo Del Guerra Perpetuo	Chief Financial Officer	40	08/13/2003
	and responsible for
	Investor Relations
Marcos Pacheco	Chief Technical Officer	46	01/24/2003
André Fernando de Almeida	Chief Operations Officer	33	12/30/2003

          Set forth below are brief biographical descriptions of the executive officers of Amazônia Celular who are not also officers of the Registrant.

          Ricardo Del Guerra Perpetuo has been the chief financial officer of Amazônia Celular and our affiliate, Telemig Celular, since July 2003. Before joining Amazônia and Telemig, he was the chief financial officer of several companies in Brazil, including Sanepar – Cia. de Saneamento do Paraná, Método Engenharia S.A. and Civilcorp Engenharia, Construção e Incorporação Ltda. Mr. Perpetuo holds a degree in civil engineering from the Mackenzie University in Brazil and has attended post-graduate studies in business administration at Fundação Getúlio Vargas, or the Getúlio Vargas Foundation.

          Marcos Pacheco has worked for seven years with wireless telecommunications. In 1993, when wireless telecommunications were implemented in the state of Minas Gerais, he was responsible for the establishment of the network operation and maintenance structure and also for the activation and operation of the call center project. Mr. Pacheco also worked for 12 years at our predecessor company, Telecomunicações de Minas Gerais S.A. – Telemig, where he was responsible for management of the network, the call center and the operation support system development. Mr. Pacheco holds an electric engineering degree from the Universidade Federal de Minas Gerais, or the Federal University of Minas Gerais, and a master degree in nuclear engineering from the same university.

          André Fernando de Almeida was appointed as Amazônia Celular’s chief operations officer in December 2003 and oversees operations in Amazônia’s region in north and northeastern Brazil. Mr. Almeida has been an officer of Telemig and Amazônia since August 2001. Prior to joining Telemig and Amazônia, Mr. Almeida worked as a senior marketing manager at several companies and as manager of professional services of enterprise consulting at PriceWaterhouseCoopers for nine years. Mr. Almeida holds a degree in economics and in data processing technology from the Universidade Mackensie in Brazil and has attended post-graduate studies in enterprise economics, with a concentration in marketing, at Fundação Getúlio Vargas in Rio de Janeiro.

B.	Compensation

          For the year ended December 31, 2003, the aggregate amount of compensation paid to all directors and executive officers was approximately R$1.4 million. Of the aggregate amount, we directly paid R$0.4 million and the remaining R$1.0 million was paid by our affiliate, Telemig Celular Participações S.A, relating to the compensation of the executive officers who share our management and the management of our affiliates. The aggregate total amount of compensation includes salaries of approximately R$1.0 million and bonuses to the executive officers of approximately R$0.4 million. We are not required under Brazilian law to disclose on an individual basis the compensation of our directors and executive officers.

          We have a yearly bonus program that provides variable compensation to our executive officers upon the achievement of previously stipulated financial and operating performance results. On October 5, 2000, our board of directors approved two executive stock incentive plans, which apply to our executive officers. On December 29, 2003, our board of directors modified one of the stock incentive plans for key executive officers. See “-Share Ownership” for a description of these plans. We do not have a compensation committee.

C.	Board Practices

•	Our board of directors is responsible for, among other things:

•	establishing our general business policies,

•	electing and removing the members of our board of executive officers,

•	supervising our management and examining our corporate records,

•	calling shareholders’ meetings,

•	expressing an opinion on the annual report and management’s financial statements,

•	appointing external auditors,

•	determining the payment of interest on net worth, and

•	authorizing the purchase of our own shares, to the extent permitted by law.

     Our board of directors may be composed of a minimum of three and a maximum of 11 directors elected by our shareholders at the annual shareholders’ meeting, which also appoints one chairman and one vice-chairman. The directors elect one chairman and one vice-chairman. The shareholders’ meeting held as of November 13, 2001 elected the 11 members of our current board of directors for a three-year term.

     Our board of executive officers is responsible for our day-to-day management. It is composed of four members: one President and three executive officers. We have service contracts with our executive officers that provide benefits upon termination of employment.

     Our conselho fiscal, fiscal counsel, has been established pursuant to our bylaws, which require us to maintain a fiscal counsel on a permanent basis. Our fiscal counsel is a supervisory committee independent from our board of directors and our independent accountants, and its members are elected by our shareholders on a yearly basis. The responsibilities of the fiscal counsel are established by Brazilian Corporation Law and include overseeing the activities of management with respect to compliance with the law and our bylaws, issuing a report on the annual report submitted for the approval of the shareholders, calling shareholders’ meetings under certain circumstances and reporting at those meetings. Our fiscal counsel is made up of the following individuals, each of whom is serving for a one-year term:

Name	Position	Age
Luiz Otávio Nunes West	Chairman	45
Gilberto Braga	Member	43
Augusto Cesar Calazans Lopes	Member	29
José Romildo Borges Ferreira	Member	60

D. Employees

     At December 31, 2003, we had 806 employees, as compared to 910 employees at December 31, 2002 and 1,074 employees at December 31, 2001. At December 31, 2003, 56% of our employees were employed in customer service, 27% in sales and marketing, 5% in administration, 10% in engineering and 2% in information technology. The decrease in the number of our employees in 2003 was primarily due to efficiencies achieved through the combination of certain aspects of our operations with our affiliate, Telemig Celular Participações S.A., and to changes in the managerial system implemented since September 2002 to avoid duplication.

     Less than 10% of our employees are affiliated with Sinttel (Sindicato de Trabalhadores de Telecomunicações), the labor union for telecommunications companies, in the respective states. We believe that our relationship with our employees is satisfactory and we have not experienced any labor strikes since our privatization.

     We have implemented a yearly bonus program, designed to stimulate an increase in our operating productivity, which provides variable compensation to employees according to previously specified financial and operating performance goals. The total amount paid in 2003 in connection with this bonus program was R$2.6 million. Competition has created, and we believe that it will continue to create, pressure on salaries and our ability to hire and retain qualified upper- and mid-level management personnel.

     We participate in a pension fund, the Fundação Sistel de Seguridade Social, or Sistel, which supplements government-provided retirement benefits. Currently, we make monthly contributions to Sistel equal to 13.5% of the salary of each employee who is a Sistel member. Each member employee also makes a monthly contribution to Sistel based on his or her age and salary. Members of Sistel qualify for full pension benefits after reaching the age of 57, provided that they have been members of Sistel for at least ten uninterrupted years and have been affiliated with the social security system for at least 35 years. Sistel operates independently from us. Our employees, at the time of the privatization, had the right to maintain their rights and benefits in Sistel. See Note 10 to our consolidated financial statements. In May 2004, we introduced a defined contribution plan for all of our employees. Sistel participants will be invited to switch their defined benefits plan to the new defined contribution plan. We anticipate this change will reduce our pension liability.

E. Share Ownership

     The members of our board of directors and our executive officers, on an individual basis and as a group, beneficially own less than 1% of any class of our stock. See “Item 7A—Major Shareholders and Related Party Transactions—Major Shareholders” for more information.

     On October 5, 2000, our board of directors approved two executive stock incentive plans. The first plan covers certain key executives who may be granted target awards of our shares of common or preferred stock. The awards are earned and shares issued only to the extent that we achieve performance goals determined by our board of directors during a five-year performance period. At December 31, 2003, no shares had been granted in connection with this incentive plan.

     The second plan covers key executives, who also participate in the first plan, and other employees. Options granted under this plan relate to preferred stock and are exercisable at the market price at the date of the grant. The vesting period is 20% during the second year, 60% during the third year and 100% during the fourth year. As of December 31, 2003, 354,643 options had been granted and none had been exercised under the second plan. The exercise price for the granted options is R$1.44 per thousand of our preferred shares. The price is updated by the IGP-M inflation index until vesting of the option.

     The second stock incentive plan for key employees was modified by our board of directors on December 29, 2003. The plan covers 17 executives and does not supersede the prior stock option plans. Options granted under this plan relate to preferred stock and are exercisable at the market price at the date of the grant, discounted by 20%. The vesting period is 40% during 2004, 30% during 2005 and 30% during 2006. As of December 31, 2003, 1,064,331 options had been granted under the plan. The exercise price of the granted options is R$0.49 per thousand of our preferred shares. The price is updated by the IGP-M inflation index until vesting of the option.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

     In accordance with our bylaws, we have two classes of capital stock authorized and outstanding, common shares (ações ordinárias) and preferred shares (ações preferenciais). Each common share entitles its holder to have full voting rights at meetings of our shareholders. Our preferred shares have voting rights under limited circumstances. See “Item 10B—Additional Information—Memorandum and Articles of Association—Preferred Shares and Common Shares” for more information regarding our capital stock and our two classes of shares.

     The following table presents information concerning the ownership of common shares by our major shareholders at March 30, 2004. We are not aware of any other shareholder owning more than 5% of the common shares.

	Number of Common	Percentage of Outstanding
Name of Owner	Shares Owned	Common Shares
Telpart Participações S.A.	64,633,961,596	51.9
Emerging Markets Growth Fund Inc.	9,099,521,561	7.3
Caixa de Previdência dos Funcionários do Banco do Brasil	6,722,609,329	5.4

     The Registrant’s controlling shareholder is Telpart Participações S.A., which owns 51.9% of the Registrant’s outstanding common shares. As a result of its controlling interest, Telpart has the ability to control the election of the majority of our board of directors, and to direct our operations.

     Until March 26, 2003, Telpart was a corporation owned by Newtel Participações S.A. (“Newtel”), which owned approximately 51% of Telpart, and TIW do Brasil Ltda., later renamed TPSA do Brasil, which owned approximately 49%. On March 26, 2003, Highlake International Business Company Ltd. (“Highlake”), which is indirectly controlled by investment and mutual funds managed by Banco Opportunity, acquired TPSA do Brasil’s total share ownership in Telpart.

     Newtel Participações S.A. is a holding company. Fifty-three percent of Newtel is owned by Opportunity MEM S.A., which is indirectly held by investment and mutual funds managed by Banco Opportunity. Forty-seven percent of Newtel is owned by four Brazilian pension funds: SISTEL — Fundação Sistel Seguridade Social, TELOS – Fundação Embratel de Seguridade Social, PETROS – Fundação Petrobrás de Seguridade Social and PREVI – Caixa de Previdência dos Funcionários do Banco do Brasil. The relationship among the shareholders of Newtel is governed by a shareholders’ agreement to which Telpart has consented.

     Telpart also owns a controlling interest in our affiliate, Telemig Celular Participações S.A., the A Band service provider in the cellular region that includes the state of Minas Gerais.

     Globalvest Management Company L.P., a fund administrator, is the proxy to a group of private equity investment fund shareholders which together hold approximately 16% of our outstanding voting stock, as of April 12, 2004.

     On December 28, 1999, our shareholders approved a legal reorganization whereby Telpart contributed assets to us, resulting in future tax benefits. We recorded a deferred tax asset of R$48.8 million, which will be realized over a period of up to ten years. In accordance with Brazilian Corporation Law, we may issue shares (pro rata both common and preferred) to Telpart for the amount of the tax benefits recognized by us. In addition, minority shareholders are granted preemptive rights. If the minority shareholders do not elect to exercise these rights, the shares will be issued and subscribed for by Telpart. See Note 6 to our consolidated financial statements for a more detailed description of this transaction.

     From 2000 until March 2003, the direct and indirect shareholders of Telpart, as well as a group of private equity investment fund shareholders holding an aggregate of approximately 15% of our outstanding voting stock, were involved in a dispute over the right to appoint the members of our board of directors. On March 26, 2003, disputes within the shareholding group of Telpart involving TIW and Opportunity were settled with the acquisition of TPSA do Brasil’s total share interests in Telpart by Highlake.

B. Related Party Transactions

     We have entered into transactions with some of our shareholders and other related parties for the provision of certain services. Transactions with related parties are carried out on an arm’s-length basis, conducted on the same prices, terms and rates that apply to third parties. Our by-laws and the applicable Anatel regulations require that any long term agreement we enter into with related parties must be previously approved by the majority of our voting and non-voting shareholders, with the exclusion of the conflicted party. In order to increase efficiency in the allocation of resources, capitalize on synergies, avoid unnecessary duplication of activities and improve operating efficiencies, we are a party to a shared service agreement with Telemig Participações S.A. pursuant to which certain costs that are incurred for the benefit of both companies and their subsidiaries are allocated to each company based on criteria designed to reflect the actual amount of use by each company. The costs allocated under this shared service agreement relate primarily to personnel, marketing and outside consulting fees.

C. Interests of Experts and Counsel

     Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Financial Statements and Other Financial Information

     The information included in Item 18 of this annual report is referred to and incorporated by reference into this Item 8A.

Legal Proceedings

  Litigation Relating to the Breakup of Telebrás

     The breakup of Telebrás is subject to several lawsuits in which the plaintiffs have requested, and in certain cases obtained, preliminary injunctions against the breakup. All of these preliminary injunctions have been quashed by decisions of the relevant federal court, but several of these decisions are currently on appeal.

     These lawsuits are based on a number of legal theories, the principal among them being:

•	Brazil’s Federal Constitution requires that the creation of the 12 new holding companies be specifically authorized by the Telecommunications Law;

•	the Telebrás shareholders’ meeting held on May 22, 1998, which approved the breakup, was not properly convened;

•	national sovereignty will be threatened if the country’s telecommunications companies are controlled by foreign entities; and

•	the telecommunications law requires that some matters, such as the entry of new competitors and the administration of development and technology funds, be regulated prior to the breakup and privatization either by an executive order of the President or by an act of Congress.

     If any of the plaintiffs in the above-described lawsuits ultimately prevails, the breakup will have to be unwound. This could require any combination of the following:

•	amending the Telecommunications Law;

•	reconvening the May 22, 1998 Telebrás shareholders’ meeting; and

•	the passing of additional laws by Congress or the issuance of executive orders by the President.

     It is theoretically possible under Brazilian law for a court to require that the breakup be unwound, although we believe that this is very unlikely.

  Litigation Arising Out of Events Prior to the Breakup

     Telebrás and our predecessor companies are defendants in a number of legal proceedings, including tax and labor-related matters, and are subject to certain other claims and contingencies.

     Liability for any claims arising out of acts committed by our predecessor companies prior to the effective date of the spin-off of the cellular assets and liabilities of the predecessor companies to us remains with the predecessor companies except for:

•	labor and tax claims, for which our predecessor companies and the subsidiaries are jointly and severally liable, by operation of law, and

•	liabilities with respect to which our predecessor companies made specific accounting provisions prior to the breakup, and assigned them to us.

     Any claims against our predecessor companies that are not satisfied by it could result in claims against us to the extent that our subsidiaries received assets at the time of the spin-off that might have been used to settle those claims. Under the shareholders’ resolution pursuant to which the spin-off was effected, we have contribution rights against the predecessor companies with respect to the entire amount of any payments made by us in connection with any labor or tax claims brought against our subsidiaries that relate to events prior to the effective date of the spin-off.

     Under the terms of the breakup, liability for any claims arising out of acts committed by Telebrás prior to the effective date of the breakup remains with Telebrás except for:

•	labor and tax claim for which Telebrás and the new holding companies are jointly and severally liable by operation of law, and

•	any liability with respect to which Telebrás made a specific accounting provision prior to the breakup to the extent that such provision has been assigned to us or one of the other new holding companies.

     We believe that a negative outcome of these claims is remote and will not have a material adverse effect on our business, results of operations or financial condition.

  Litigation Related to the Application of ICMS

     In June 1998, the governments of the individual Brazilian states approved an agreement to interpret existing Brazilian tax law to apply the state value-added tax, commonly known as ICMS, to certain services, including cellular activation and monthly subscriptions. The agreement also provides that the ICMS may be applied retroactively to activation services rendered during the five years preceding June 1998.

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

     We have made provisions totaling approximately R$0.5 million for the application of the ICMS to cellular activation from June 1998, the effective date of the agreement, to December 31, 2003. The application of the ICMS to cellular activation for the year ended December 31, 1998 would have had a maximum negative impact estimated at R$0.1 million and R$0.5 million on our results of operations for 2001 and 2002, respectively, and no material effect on results of operations for 2003. The application of ICMS on cellular activation would not materially affect our results of operations for 2000, 2001 and 2002 because we eliminated the activation fee for all but one of our plans. For the remaining plan, cellular activation has been significantly reduced. We do not believe that application of the ICMS on cellular activation, applied on a prospective basis will have a material impact on our results of operations.

     In December 1998, each of Amazônia Celular’s then-existing subsidiaries filed an injunction with the Treasury Court of the state in which it is located and therefore suspended the remittance of the ICMS on monthly subscriptions and additional services and deposited such amounts in a trust account administered by the courts. In 2002, we obtained a final favorable decision in the state of Maranhão. We have obtained final judgments in our favor prohibiting the application of ICMS to our activation services in the states of Amazonas and Amapá. We have also obtained decisions in our favor prohibiting the application of ICMS to monthly subscription and other additional services in the states of Amapá and Pará, which have been appealed by the relevant government authorities. We have recorded an aggregate provision of R$68.4 million for 1998 through 2003 in our consolidated financial statements.

  Litigation Relating to the Conveyance of PIS and COFINS to Users

     A civil class action has been filed by the Public Prosecutor’s Office against us and other telecommunications companies to (i) prevent the passing on to customers of the amounts of the social contributions, referred to as PIS, or the Contribution to the Social Integration Program, and COFINS, or the Contribution for Social Security Financing and (ii) to require the return to customers of two times the amount of PIS — and COFINS-related charges passed along to them. These social contributions are levied over gross telecommunication services revenues to final consumers located within the jurisdiction of the state of Maranhão. The Public Prosecutor’s Office considers that the transfer of the tax to customers to be unconstitutional. No preliminary injunction has been granted and we believe that the civil class action has no legal basis. The maximum liability for this action is approximately R$63 million.

  Litigation Related to the Ownership of the Invention Denominated “Caller ID” and of the Trademark “BINA”

     In July 2002, we, together with our affiliate Telemig Celular S.A., and other Brazilian mobile telecommunication operators, were summoned to defend in a legal action filed by Lune Projetos Especiais Telecomunicação Comércio Ind. Ltda., or Lune, pursuant to which Lune claims to be the owner of patents relating to Equipamento Controlador de Chamadas Entrantes e do Terminal Telefonico, or Caller ID, and of the trademark “BINA” (“B Identifies the Number of A”), and also that the mobile telecommunication operators are copying the patent and using the trademark without proper authorization. Therefore, Lune demands that the operators cease providing Caller ID services and using the trademark BINA and that it should be indemnified for the unauthorized use of the Caller ID system, upon payment of fees received by the operators in consideration to the use of the system by their customers.

     The legal proceedings involves operators and network component manufacturers that supply the Caller ID to the operators. By contract, Ericsson undertook to indemnify us against any obligation arising out of allegations of unauthorized use of patents and has been joined to the Lune legal proceedings.

     The amount of the indemnification allegedly due by the mobile telecommunication operators has not been calculated yet and, therefore, we have not made any provision with respect to this lawsuit. At any rate, we consider the chances of a successful outcome to Lune to be remote.

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

  Anatel Proceedings

     On January 10, 2002, Anatel commenced administrative proceedings against us regarding (i) possible irregularities in the election of four members to our board of directors appointed by a non-controlling shareholder; and (ii) possible non-compliance with investment obligations relating to the maintenance and enhancement of the services provided by Amazônia Celular. We filed a timely defense and are awaiting a response from Anatel. In the event that we are found to have breached any of our obligations, we may be subject to a penalty ranging from a warning to the loss of our authorization. There can be no assurance of the outcome of the proceeding, but we do not believe that the penalty of loss of authorization would be applied.

     On June 25, 2002, the Superintendent of Private Services of Anatel issued a provisional remedy in connection with the proceeding, preventing the exercise of voting and veto powers of the directors elected by the non-controlling shareholder.

Dividend Policy and Dividends

  General

     Brazilian Corporation Law generally requires that the bylaws of each Brazilian corporation specify a minimum percentage of the distributable profits comprising dividends and/or notional interest attributable to shareholders’ equity, or distributable amount, of the corporation for each fiscal year that must be distributed to shareholders as dividends. See “Item 10B – Additional Information – Memorandum and Articles of Association – Allocation of Net Income and Distribution of Dividends.” Moreover, the Brazilian Corporation Law provides that each Brazilian company may only issue new preferred shares for public distribution if one of the following terms applies to the preferred shares: (i) priority in the receipt of dividends corresponding to at least 3% of the book value per share; (ii) dividends 10% higher than those paid for common shares; or (iii) tag along rights at 80% of the price paid to the controlling share holder in case of a transfer of control. Our bylaws provide that preferred shares will be entitled to receive, on a priority basis, minimum, non-cumulative dividends according to the greater of the following criteria: (i) 6% per annum of the amount resulting from the division of the amount of the outstanding capital stock by the number of our outstanding shares; or (ii) the right to a share of the mandatory dividend (see the next following paragraph) based on (a) a priority to receive a minimum, non-cumulative dividend corresponding to 3% of the net asset value of each share; and (b) a right to a share of the profits to be distributed on the same basis as common shares, after common shares have been paid a dividend equal to the minimum preferred dividend mentioned in (a) above.

     Under our bylaws, we are required to distribute to our shareholders as dividends in respect to each fiscal year ending on December 31 an amount equal to not less than 25% of our net profit in any particular year adjusted in accordance with the Brazilian Corporation Law. In addition to the mandatory dividend, our board of directors may recommend to our shareholders the payment of dividends from retained earnings, profit reserves, and, under certain conditions, capital reserves. Any payment of interim dividends or the payment of interest on shareholders’ equity will be netted against the amount of the mandatory dividend for that fiscal year.

     Under the Brazilian Corporation Law, if our board of directors determines prior to the annual shareholders’ meeting that payment of the mandatory dividend for the preceding fiscal year would be inadvisable in view of our financial condition, we need not pay the mandatory dividend. This determination must be reviewed by our fiscal counsel and reported to the shareholders and to the CVM. If a mandatory dividend is not so paid, these earnings must be allocated to a special reserve account. If we do not incur the expected losses that cause us to withhold the mandatory dividend, we will be obligated to pay the mandatory dividend.

     Payment of Dividends

     We are required to hold an annual shareholders’ meeting at which an annual dividend may be declared by no later than four months after the end of our fiscal year. Our bylaws permit payment of interim dividends out of net income for a six-month or shorter period in the current year based on an interim balance sheet prepared by our management, or out of preexisting and accumulated profits as set forth in the preceding fiscal year’s balance sheet or in the preceding six-month period’s balance sheet. According to the Brazilian Corporation Law, dividends must be paid to the holder of record on a dividend declaration date that must occur prior to the end of the fiscal year in which the dividend was declared. A shareholder has a three-year period from the date the dividend payment is made available to claim dividends in respect of its shares, after which such claim is barred by statutory limitations.

     Payments of cash dividends and distributions, if any, will be made in reais to the custodian on behalf of the depositary, and the custodian will then convert such proceeds into U.S. dollars and will cause such U.S. dollars to be delivered to the depositary for distribution to holders of ADSs. Under current Brazilian law, dividends paid to shareholders who are not Brazilian residents, including holders of ADSs, will not be subject to Brazilian withholding income tax.

     Dividend Policy and History of Dividend Payments

     Due to our significant capital expenditure requirements, our policy is to pay only the mandatory dividend on our outstanding common and preferred shares, subject to any determination by our board of directors that such distribution would be inadvisable in view of our financial condition. According to the Brazilian Corporation Law, Brazilian corporations cannot retain profits without justification. Therefore, except if retained under any of the reserves provided for in Articles 193 to 197 of the Brazilian Corporation Law, all net profits will have to be distributed to shareholders.

     The only significant asset the Registrant has other than cash is shares of Amazônia Celular. The Registrant relies almost exclusively on dividends from Amazônia Celular to meet cash needs, including the payment of dividends to its shareholders. The Registrant controls the payment of dividends by Amazônia Celular S.A., subject to limitations under Brazilian Corporation Law.

     The following table sets forth the dividends paid to holders of our common shares and preferred shares since 1999 in reais.

Year	Common Shares	Preferred Shares
	(per 1,000 shares in R$)
2003	–	–
2002	–	–
2001	0.01257	0.01257
2000	0.01235	0.01235
1999	0.005158	0.005158

     Shareholders who are not residents of Brazil must generally register with the Central Bank to have dividends and/or notional interest attributable to shareholders’ equity, sales proceeds or other amounts with respect to their shares eligible to be remitted in foreign currency outside of Brazil. See “Item 10D—Additional Information—Exchange Controls.” The preferred shares underlying the ADSs are held in Brazil by Banco Itaú S.A., our custodian, as agent for the depositary, which will be the registered owner on the records of the registrar for our preferred shares. The registrar is Banco ABN-AMRO Real S.A.

     Payments of cash dividends and distributions, if any, will be made in reais to the custodian on behalf of the depositary, which will then convert those proceeds into U.S. dollars and will cause those U.S. dollars to be delivered to the depositary for distribution to holders of ADSs as described above. In the event that the custodian is unable to convert immediately the reais received as dividends and/or notional interest attributable to shareholders’ equity into U.S. dollars, the amount of U.S. dollars payable to holders of ADSs may be adversely affected by devaluations of the real that occur before those distributions are converted and remitted. See “Item 3A—Key Information—Selected Financial Data—Exchange Rates.” Dividends and notional interest attributable to shareholders’ equity in respect of the preferred shares paid to shareholders who are not Brazilian residents, including holders of ADSs, are exempt from Brazilian withholding tax in respect of profits accrued as of January 1, 1996. See “Item 10E—Additional Information—Taxation—Brazilian Tax Considerations.”

B. Significant Changes

     We are not aware of any significant changes bearing upon our financial condition since the date of the consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

     Our preferred shares trade on the New York Stock Exchange under the symbol “TCN” in the form of American Depositary Shares, or ADSs. Each ADS represents 50,000 preferred shares without par value. The ADSs are evidenced by American Depositary Receipts, or ADRs, issued by The Bank of New York as depositary, under a deposit agreement among us, the depositary and the owners and beneficial owners of ADRs from time to time. We became a U.S. registered company listed on the New York Stock Exchange on November 16, 1998.

     The principal trading market for our preferred shares and for our common shares is the São Paulo Stock Exchange (Bolsa de Valores de São Paulo – BOVESPA). Our preferred shares commenced trading on the BOVESPA on September 21, 1998. Our preferred shares trade on the BOVESPA under the symbol “TNCP4” and our common shares trade under the symbol “TNCP3.”

     At December 31, 2003, there were:

•	an aggregate of 210,460,313,451 preferred shares issued and outstanding and 124,623,841,906 common shares issued and outstanding, and

•	3,083,261 ADSs representing 154,163,050,000 preferred shares held by foreign investors (to our knowledge based in each case on their addresses only as indicated in our records for the shares in our custody), representing 73% of the total preferred shares outstanding.

     We have registered one class of ADSs under a registration statement on Form F-6 pursuant to the Securities Act. At the end of December 2003, there were approximately 3.1 million ADSs outstanding. All of the ADSs were registered in the name of The Depository Trust Company. At the end of 2003, there were 78 holders of record of the ADSs.

     The following table presents the reported high and low closing sale prices for our preferred shares as reported on the São Paulo Stock Exchange in reais.

R$ per 1,000
preferred shares
Calendar Period	High	Low
1998 (beginning September 21, 1998)	R$1.05	R$0.12
1999	R$1.59	R$0.48
2000	R$2.39	R$1.17
2001	R$1.73	R$0.91
2002	R$1.09	R$0.23

R$ per 1,000
preferred shares
Calendar Period	High	Low
2003	R$0.63	R$0.30
2001:
1st quarter	R$1.73	R$1.18
2nd quarter	R$1.37	R$1.06
3rd quarter	R$1.35	R$0.91
4th quarter	R$1.15	R$0.91
2002:
1st quarter	R$1.09	R$0.74
2nd quarter	R$0.74	R$0.29
3rd quarter	R$0.34	R$0.23
4th quarter	R$0.35	R$0.25
2003:
1st quarter	R$0.39	R$0.30
2nd quarter	R$0.37	R$0.33
3rd quarter	R$0.44	R$0.34
4th quarter	R$0.63	R$0.43

     Share prices for the most recent six months are as follows:

December 2003	R$0.63	R$0.55
January 2004	R$0.68	R$0.57
February 2004	R$0.67	R$0.57
March 2004	R$0.65	R$0.58
April 2004	R$0.66	R$0.59
May 2004	R$0.61	R$0.53

     The following table presents the reported high and low closing sales prices for the ADSs in U.S. dollars on the New York Stock Exchange for the periods indicated.

	U.S. dollars per ADS
Calendar Period	High	Low
1998 (beginning November 16, 1998)	45.00	11.69
1999	43.50	17.00
2000	67.00	29.06
2001	43.75	16.89
2002	23.76	3.29
2003	11.01	4.45
First quarter 2001	43.75	27.30
Second quarter 2001	29.80	24.70
Third quarter 2001	27.06	18.50
Fourth quarter 2001	23.74	16.89
First quarter 2002	23.76	15.95
Second quarter 2002	16.22	5.25
Third quarter 2002	5.60	3.65
Fourth quarter 2002	4.78	3.29
First quarter 2003	6.01	4.45
Second quarter 2003	6.41	4.85
Third quarter 2003	7.50	5.60
Fourth quarter 2003	11.01	7.51

     Share prices for the most recent six months are as follows:

December 2003	11.01	9.31
January 2004	11.92	10.28
February 2004	11.51	10.06
March 2004	11.20	10.04
April 2004	11.60	10.01
May 2004	10.09	8.47

B. Plan of Distribution

     Not applicable.

C. Markets

Trading on the Brazilian Stock Exchanges

  General

     All equity securities and corporate debt securities are traded on the São Paulo Stock Exchange and all government securities are traded on the Rio de Janeiro Stock Exchange. The São Paulo Stock Exchange is a nonprofit entity owned by its member brokerage firms. Trading on the exchange is limited to member brokerage firms and a limited number of authorized nonmembers. The São Paulo Stock Exchange has two open trading sessions each day from 11:00 a.m. to 1:30 p.m. and from 2:30 p.m. to 5:45 p.m. Trading is also conducted from 11:00 a.m. to 6:00 p.m. on an automated system. There are no specialists or market makers for our shares on the São Paulo Stock Exchange.

     Settlement of transactions is effected three business days after the trade date without adjustment of the purchase price for inflation. Payment for shares is made through the facilities of the separate clearinghouses or the Companhia Brasileira de Liquidação e Custódia – CBLC, the clearinghouse for the São Paulo Stock Exchange, which maintains accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date.

     At December 31, 2003, the aggregate market capitalization of the 366 companies listed on the São Paulo Stock Exchange was approximately US$201.8 billion. The Brazilian equity market is relatively small and illiquid compared to major world markets. In 2003, the ten largest companies represented approximately 56.3% of the total market capitalization of all listed companies on the São Paulo Stock Exchange. In 2003, the average monthly trading volume on the São Paulo Stock Exchange was approximately US$4.6 billion. By comparison, as of December 31, 2003, the aggregate market capitalization of the 2,755 listed companies on the New York Stock Exchange was approximately US$12.3 trillion and the ten largest companies listed on the New York Stock Exchange represented approximately 19.0% of the total market capitalization of all listed companies.

     In December 2000, the São Paulo Stock Exchange implemented new listing segments: the Novo Mercado and the Differentiated Levels of Corporate Governance. The Novo Mercado is a listing segment under the São Paulo Stock Exchange designed for the trading of shares issued by companies that voluntarily undertake to abide by further corporate governance practices and disclosure requirements in addition to those already imposed by Brazilian law. A company in the Novo Mercado listing segment must follow a series of corporate rules known as “good practices of corporate governance.” These rules generally increase shareholders’ rights and enhance the quality of information provided to shareholders.

     The São Paulo Stock Exchange Differentiated Levels of Corporate Governance imposes obligations meant to improve a company’s methods of disclosure to the market and dispersing its shares among the largest number of shareholders possible. The corporate governance practices and disclosure requirements applicable to these segments are not as extensive as those applicable to the Novo Mercado segment.

     Trading on Brazilian stock exchanges by nonresidents of Brazil is subject to certain limitations under Brazilian foreign investment and tax legislation. See “Item 10D—Additional Information—Exchange Controls.”

  Regulation of Brazilian Securities Markets

     The Brazilian securities market is governed by Law No. 6,385 of December 7, 1976, as amended, and Law No. 6,404 of December 15, 1976, as amended, known as the Brazilian Corporation Law, and by regulations issued by the CVM, which has authority over stock exchanges and the securities markets generally, and by the Central

Bank, which has licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions.

     Under the Brazilian Corporation Law, a company is either public (companhia aberta), such as we are, or closely-held (companhia fechada). All public companies are registered with the CVM and are subject to reporting requirements. A company registered with the CVM may have its securities traded either on the São Paulo Stock Exchange or in the Brazilian over-the-counter market. The shares of a public company may also be traded privately subject to some limitations. To be listed, a company must apply for registration with the CVM and the São Paulo Stock Exchange.

     Trading in securities on the São Paulo Stock Exchange may be suspended at the request of a company in anticipation of a material announcement. Trading may also be suspended on the initiative of the São Paulo Stock Exchange or the CVM, among other reasons, based on or due to a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by the CVM or the São Paulo Stock Exchange.

     The Brazilian securities laws and regulations provide for, among other things, disclosure requirements applicable to issuers of traded securities, protection of minority shareholders and criminal penalties for insider trading and price manipulation. On January 3, 2002, the CVM issued Instruction No. 358, which amended the rules applicable to the disclosure of relevant facts and became effective on April 28, 2002. In accordance with this regulation, companies must establish internal policies applicable to the disclosure of relevant facts and the confidentiality of non-public information. We have filed our disclosure and confidentiality policy with the CVM. However, the Brazilian securities markets are still not as regulated and supervised as the United States securities markets or markets in certain other jurisdictions.

D. Selling Shareholders

     Not applicable.

E. Dilution

     Not applicable.

F. Expenses of the Issue

     Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

     Not applicable.

B. Memorandum and Articles of Association

     Set forth below is certain information concerning our capital stock and a summary of certain significant provisions of our by-laws and Brazilian Corporation Law. A copy of our bylaws has been filed as an exhibit to this annual report.

Corporate Purposes

     We are a publicly held corporation and our principal place of business is in the city of Brasília, Brazil. We are governed mainly by our bylaws and by the Brazilian Corporation Law. Our corporate purposes are found under Article 2 of our bylaws, which establishes that our objectives are:

•	to promote, through our controlled or affiliated companies, the expansion and implementation of mobile telephone services in the areas of concessions or authorizations;

•	to promote, to perform or to assist in domestic and foreign investments to be invested by us or our controlled companies;

•	to promote and stimulate studies and research on the development of the mobile telephone sector;

•	to perform, directly or through our controlled or affiliated companies, technical services related to the mobile telephone sector;

•	to perform or promote the import of goods and services for or through controlled or affiliated companies;

•	to promote, to stimulate and to coordinate, directly or through our controlled or affiliated companies, the formation and training of professionals in the mobile telephone sector;

•	to perform other mobile telephone related activities; and

•	to hold equity interests in other companies.

Shareholders’ Meeting

     Our annual shareholders’ meeting must occur within four months following the close of our fiscal year and other shareholders’ meetings must be held whenever so required by corporate interests. The Brazilian Corporation Law and our bylaws require that all our shareholders’ meetings be called by publication of a notice in newspapers of general circulation in our principal place of business, currently the city of Brasília, at least 15 days prior to the meeting and for three consecutive business days. In addition, the CVM may also require the first call for a shareholders’ meeting to be made up to 30 days before such shareholders’ meeting. The quorum to hold shareholders’ meetings on first call is generally 25% of the shares entitled to vote and on second call the meetings can be held with the presence of any number of the shares entitled to vote.

     Resolutions are generally passed by the majority of the voting shareholders present at the meeting. Nevertheless, the Brazilian Corporation Law requires the approval of shareholders representing at least half of the voting shares outstanding:

•	to create preferred shares or to increase the shares of existing classes, without maintaining the proportion with the remaining classes of preferred shares, except if provided for and authorized in the bylaws;

•	to modify the privileges, advantages and amortization or redemption conditions of one or more classes of preferred shares or to create a new class with greater privileges;

•	to decrease the mandatory dividend;

•	to modify the corporate purposes of the company;

•	to incorporate a company into another company or to merge it or to spin it off;

•	to liquidate the company;

•	to become a member of a group of companies; or

•	to issue founder’s shares.

     Our bylaws establish that general shareholders’ meetings addressed to deliberate subjects requiring special approval must be called at least 30 days in advance.

Preferred Shares and Common Shares

     The following is a summary of the material terms of our common and preferred shares, including related provisions of our bylaws and the Brazilian Corporation Law.

  General

     As of December 31, 2003, our paid-in capital was R$84,850,577.76, and our share capital consisted of a total of 124,623,841,906 outstanding common shares and 210,460,313,451 preferred shares, without par value. All our outstanding shares are fully paid. Under our bylaws, the number of preferred shares may not exceed two-thirds of the total number of outstanding shares. We may issue preferred shares without maintaining a fixed proportion to common shares provided we observe the limit prescribed by law. Under the Brazilian Corporation Law, the number of preferred non-voting or restricted voting shares outstanding, such as the preferred shares, may not exceed one-half of the total number of outstanding shares. According to Law No. 10,303, this new limit on the issuance of preferred shares does not apply to existing listed companies, including us. Currently, our common shares and preferred shares ratio with respect to our total share capital is 0.3719 and 0.6281, respectively.

     Under our bylaws, our board of directors may increase our share capital up to 700,000,000,000 shares. Our shareholders must approve at a shareholders’ meeting any capital increase that exceeds this limit. Under Brazilian Corporation Law, if we issue additional shares in a private transaction, the existing shareholders have preemptive rights to subscribe for shares on a pro rata basis according to their current holdings.

  Common Shares

     Each common share entitles the holder thereof to one vote at our annual and special shareholders’ meetings. Under the Brazilian Corporation Law, our common shares are entitled to dividends or other distributions made in respect of the common shares in proportion to their share of the amount available for the dividend or distribution. See “—Distribution of Dividends” for a more complete description of payment of dividends and other distributions on our common shares. In addition, upon any liquidation, our common shares are entitled to return of capital in proportion to their share of our net worth.

  Preferred Shares

     Holders of preferred shares are generally entitled to priority in the receipt of dividends and return of capital, with no premium. Our bylaws also establish the payment of a minimum amount of non-cumulative dividends equivalent to 6% per year of the value resulting from the division of subscribed capital by the total number of shares, or the right to receive a share in the mandatory dividend to be distributed based on the greater of the following criteria: (a) priority to receive a minimum, non-cumulative dividend corresponding to 3% of the net asset value of each share; and (b) a right to receive a share in the profits to be distributed on the same basis as common shareholders, after common shares have been paid a dividend equal to the minimum preferred dividend mentioned in letter (a) above.

     The Brazilian Corporation Law provides that non-voting or restricted-voting shares (such as the preferred shares) entitled to fixed or minimum dividends acquire unrestricted voting rights beginning when a company has failed for three consecutive fiscal years (or for any shorter period set forth in a company’s constituent documents) to pay any fixed or minimum dividend to which such shares are entitled and continue to hold such voting rights until payment thereof is made. Our bylaws do not provide for any shorter period.

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

     Moreover, the preferred shareholders are entitled to vote at shareholders’ meetings in respect of any of the following matters:

•	to amend or delete the article in our bylaws that provides that a shareholders’ meeting will be required for approving the execution of long-term agreements between us or controlled companies, on one side, and the controlling shareholder, controlled or affiliated companies, those subject to common control, or that in any other way can be considered to be related to us, on the other side, except for standard-form agreements, as well as to approve the execution of any such agreements;

•	to amend or delete the article in our bylaws that provides that extraordinary general shareholders’ meetings called to decide on special quorum subjects will be valid if the first call is made at least 30 days in advance of the date on which the general shareholders’ meeting will take place, and a second call is made at least 10 days in advance therewith; and

•	to amend or delete the article in our bylaws that provides that our approval of a merger, spin-off, consolidation or dissolution of controlled companies must be guided by the equal treatment to all the companies involved.

  Change in Shareholders’ Rights

     In principle, a change in shareholders’ rights, such as the reduction of the mandatory minimum dividend, requires the vote of shareholders holding at least one half of our voting shares. Under certain circumstances which may result in a change in the rights of shareholders, the Brazilian Corporation Law requires the approval of a majority of the shareholders who would be adversely affected by the change and who are present at a special meeting called for such purpose.

Allocation of Net Income and Distribution of Dividends

  Allocation of Net Income

     The allocation of our net income is proposed by our management and is subject to approval by our shareholders at a general shareholders’ meeting. However, the discretion of our management and our shareholders to determine the allocation of our net income, however, is limited by certain rules that determine whether such net income should be distributed as dividends or allocated to certain profit reserves or carried forward to future fiscal years, as described below.

     Mandatory dividends. Our shareholders are generally entitled to receive mandatory dividends each year, in an amount equivalent to 25% of our adjusted net income. Adjusted net income is net income following the addition or subtraction of

•	amounts allocated to the formation of a statutory reserve account, and

•	amounts allocated to the formation of a contingency reserve account and the return of any amounts in any contingency reserve accounts deposited in previous years.

     The payment of our mandatory dividends may be limited to the profits actually realized in the fiscal year, if the portion of the profits not realized is allocated to the unrealized income reserve account (as described below).

     If prior to a general shareholders’ meeting, our board of directors recommends that payment of mandatory dividends with respect to the preceding fiscal year would not be advisable in view of our financial condition, our shareholders would decide at the shareholders’ meeting whether or not to make that distribution. The recommendation of the board of directors must be reviewed by our fiscal counsel, if it is convened, and reported to our shareholders and to the CVM.

     Legal reserve account. We are required to maintain a legal reserve account to which we must allocate 5% of our net income for each fiscal year until the amount of the reserve equals 20% of our share capital. The allocation of a portion of the net income to the legal reserve account is mandatory, even though it must be submitted to the approval by the shareholders voting at the general shareholders’ meeting and may be transferred to our capital account or used to offset accumulated losses. However, we are not required to make any allocations to our legal reserve in respect of any fiscal year in which it, when added to our other established capital reserves, exceeds 30% of our capital. Net losses, if any, may be charged against the legal reserve account. The legal reserve account is not available for the payment of dividends. At December 31, 2003, the balance of our legal reserve was R$7.5 million which was equal to 9% of our share capital.

     Statutory reserve account. Our bylaws provide that our shareholders may allocate up to 10% of our net income (adjusted pursuant to the Brazilian Corporation Law) to a working capital backup reserve. This reserve, however, may not exceed 10% of our net book value. At December 31, 2003, we had no working capital backup reserve.

     Statutory reserve for investments. Our bylaws establish a statutory reserve for investments, to be created with the remaining balance of net income for the preceding fiscal year, provided that it complies with the capital budget previously approved by a shareholders’ meeting and provided that it is used to support costs with the expansion of our activities and those of our subsidiaries, including through capital increases or the development of new businesses. It may not be approved at the expense of retaining mandatory dividends, as provided in article 41 of our bylaws. The balance of this reserve, as well as all profit reserves, except those for contingencies and realizable profits, may not exceed our share capital. Should this limit be reached, a general shareholders’ meeting would have to decide whether the excess should be applied to pay in or increase the capital or to distribute dividends.

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

     Retention of our net income based on a capital expenditure budget. A portion of our net income may be retained for capital expenditure projects, the amount of which is based on a capital expenditure budget previously presented by our management and approved by our shareholders. If a project relating to this approved capital expenditure budget has a term exceeding one year, the budget relating to the project must be submitted to the general shareholders’ meeting each fiscal year until the relevant investment is completed.

  Distribution of Dividends

     Under the Brazilian Corporation Law, we may pay dividends only from:

•	our net income earned in a given fiscal year, i.e., our after-tax income reduced by (i) our losses carried forward from prior fiscal years, and (ii) distributions to holders of founders’ shares and to managers pursuant to profit-sharing arrangements. Our bylaws authorize a profit sharing plan for management and employees as well as a stock option plan. The amount to be paid is set by our board of directors. Under Brazilian Corporation Law, this profit sharing may only be paid to management with respect to a fiscal year in which the mandatory dividend has been declared to the shareholders;

•	our net income accrued in previous fiscal years or in any six-month and/or quarterly interim periods of a fiscal year; or

•	our profit reserves set aside in previous fiscal years or in the first six months of a fiscal year. In this case, “profit reserves” means any discretionary reserve account, contingency reserve account, amounts allocated to our capital expenditure budget approved by a shareholders’ resolution or unrealized income reserve account.

     We are required to pay a non-cumulative preferred dividend on our preferred shares in an amount equal to 6% per year, over the value resulting from the division of subscribed capital by the total number of shares, or, alternatively, minimum non-cumulative dividends corresponding to 3% of the net asset value of each share. We must choose the alternative representing the higher value. As of December 31, 2003, the calculated preferred dividend requirement amounted to R$4.4 million. For the fiscal year ended on December 31, 2003, management proposed the distribution of dividends in the amount of R$4.4 million. This proposal was approved at the annual shareholders’ meeting held on April 14, 2004.

     For purposes of the mandatory distribution requirement, we included in adjusted net income part of the unrealized income reserve transferred upon the breakup of Telebrás, which amounted to R$59 million and is included in distributable capital and other reserves in our shareholders’ equity. We decided to include the unrealized reserve in the calculation of the mandatory distribution requirements over a ten-year period, ending in 2007. We cannot assure you that the mandatory distribution of the unrealized income reserve will not result in substantial additional dividend requirements.

     Distributions of interest on our net worth may constitute an alternative form of payment to shareholders. These payments may qualify as part of the mandatory dividend at their net value. Please see “—Taxation—Brazilian Tax Considerations.”

     Dividends are generally required to be paid within 60 days after the date the dividends were declared to the holder of record, unless a shareholders’ resolution sets forth another date of payment. This date must, in either case, be prior to the end of the fiscal year in which the dividend is declared. A shareholder has a three-year period following the date on which the dividend payment is made available to claim a dividend in respect of its shares, after which we have no liability for such payment. We are not required to adjust the amount of the dividend for inflation for the period from the date of declaration to the payment date.

     Our calculation of “net profits” and allocations to reserves for any fiscal year are determined on the basis of financial statements prepared in accordance GAAP and adjusted in accordance with Brazilian Corporation Law. The financial statements included herein have been prepared in accordance with U.S. GAAP and, although our allocations to reserves and dividends will be reflected in those financial statements, investors will not be able to calculate these allocations or required dividend amounts from the financial statements.

Interest on Shareholders’ Equity

     Law No. 9,249, of December 26, 1995, as amended, provides for the distribution of interest on our capital as an alternative form of payment to shareholders. Such interest is limited to the daily pro rata variation of the federal government’s long-term interest rate as determined by the Central Bank from time to time. We may treat these payments as a deductible expense for corporate income tax and social contribution purposes, but the deduction cannot exceed the greater of:

•	50% of net income (before taking into account such contribution and any deductions for income taxes and after taking into account any deductions for social contribution on net profits) for the period in respect of which the payment is made; or

•	50% of retained earnings.

     Any payment of interest on capital to holders of ADSs or preferred shares, whether or not they are Brazilian residents, is subject to Brazilian withholding tax at the rate of 15% (or 25% if the beneficiary is resident in a “tax haven” jurisdiction). The amount paid to shareholders as interest on capital, net of any withholding tax, may be included as part of any mandatory distributable amount. Under Brazilian law, we are obligated to distribute to shareholders an amount sufficient to ensure that the net amount received by them, after payment by us of applicable Brazilian withholding taxes in respect of the distribution of interest on capital, is at least equal to the mandatory distributable amount. When we distribute interest on capital, and that distribution is not accounted for as part of the mandatory distribution, Brazilian withholding tax will apply.

Specific Shareholders’ Rights

     According to the Brazilian Corporation Law, neither a company’s bylaws nor actions taken at a general meeting of shareholders may deprive a shareholder of certain specific rights, such as:

•	the right to participate in the distribution of profits;

•	the right to participate equally and ratably in any remaining residual assets in the event of the company’s liquidation;

•	the right to supervise the management of the corporate business as specified in the Brazilian Corporation Law;

•	the right to preemptive rights in the event of a subscription of shares, debentures convertible into shares or subscription bonuses (other than with respect to a public offering of such securities, as may be provided in the bylaws); and

•	the right to withdraw from the company in the cases specified in the Brazilian Corporation Law.

Other Provisions

     Neither the Brazilian Corporation Law nor our bylaws expressly addresses:

•	staggered terms for directors;

•	cumulative voting, except as described below; or

•	measures that could prevent a takeover attempt.

     Nevertheless, the General Telecommunications Law requires Anatel’s prior approval for any spin off, merger, incorporation, decrease of capital, transformation or transfer of control involving corporations holding any telecommunications concession or authorization.

     According to the Brazilian Corporation Law, shareholders representing at least one-tenth of the voting capital may request that a multiple voting procedure be adopted to entitle each share to as many votes as there are board members and to give each shareholder the right to vote cumulatively for only one candidate or to distribute his/her votes among several candidates. Pursuant to the Brazilian Corporation Law, shareholders’ actions must be taken at a shareholders’ meeting duly convened, and not by written consent.

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

Redemption and Rights of Withdrawal

     The Brazilian Corporation Law provides that, under limited circumstances, a shareholder has the right to withdraw his or her equity interest from the company and to receive payment for the portion of shareholder’s equity attributable to his or her equity interest. This right of withdrawal may be exercised by our dissenting shareholders in the event that at least half of all voting shares outstanding authorize us:

•	to create preferred shares or to increase the existing classes of preferred shares, without maintaining the proportion with the remaining classes of preferred shares, except if provided for and authorized in the bylaws;

•	changes in the preferences, advantages and conditions of redemption or amortization of one or more classes of preferred shares, or the creation of a new class with greater privileges;

•	to reduce the mandatory distribution of dividends;

•	to merge into another company or to consolidate with another company, subject to the conditions set forth in the Brazilian Corporation Law;

•	to participate in a centralized group of companies as defined under the Brazilian Corporation Law and subject to the conditions set forth therein;

•	to change our corporate purpose;

•	to split up, subject to the conditions set forth in the Brazilian Corporation Law;

•	to transform into another type of company;

•	to transfer all of our shares to another company or to receive shares of another company in order to make the company whose shares are transferred a wholly owned subsidiary, a procedure known as incorporação de ações; or

•	to acquire control of another company at a price which exceeds the limits set forth in the Brazilian Corporation Law.

     The right of withdrawal lapses 30 days after publication of the minutes of the shareholders’ meeting that approved the corporate actions described above. We would be entitled to reconsider any action giving rise to withdrawal rights within 10 days following the expiration of such rights if the withdrawal of shares of dissenting shareholders would jeopardize our financial stability.

     In addition, the rights of withdrawal in the fourth, fifth and ninth bullet points above may not be exercised by holders of shares if such shares (i) are liquid, which definition entails being part of the São Paulo Stock Exchange Index or other stock exchange index (as defined by the CVM), and (ii) are widely held, such that the controlling shareholder or companies it controls have less than 50% of the shares.

     This right of withdrawal may also be exercised in the event that the entity resulting from a merger, incorporação de ações, as described above, consolidation or spin-off of a listed company fails to become a listed company within 120 days of the shareholders’ meeting at which such decision was taken.

     The Brazilian Corporation Law allows companies to redeem their shares at their economic value, subject to the provisions of their bylaws and certain other requirements. Our bylaws currently do not provide that our capital stock will be redeemable at its economic value and, consequently, any redemption pursuant to the Brazilian Corporation Law would be made based on the book value per share, determined on the basis of the last balance sheet approved by the shareholders. However, if a shareholders’ meeting giving rise to redemption rights occurred more than 60 days after the date of the last approved balance sheet, a shareholder would be entitled to demand that his or her shares be valued on the basis of a new balance sheet dated within 60 days of such shareholders’ meeting.

Form and Transfer

     According to the Brazilian Corporation Law, all shares issued by Brazilian companies must be nominative and either registered within the companies’ registry books (the Registro de Ações Nominativas) or placed under the custody of a financial institution specifically designated to perform custodial services by each company. Because preferred shares are in registered book-entry only form, the transfer of shares is effected by either an entry made by us in our books by debiting the share account of the transferor and crediting the share account of the transferee or by a book entry by the custodian in case the board of directors authorizes the maintenance of our shares under the custody of a financial institution specifically designated by the shareholders to perform book-entry services. Under our bylaws, our shares are in the form of book-entry shares and the transfer of those shares is effected through an order to the financial institution which controls the registration of those shares.

     Transfers of preferred shares by a foreign investor are made in the same way and executed by that investor’s local agent on the investor’s behalf except that, if the original investment was registered with the Central Bank pursuant to the Annex IV Regulations, the foreign investor also should seek amendment, if necessary, through its local agent, of the certificate of registration to reflect the new ownership.

     The São Paulo Stock Exchange operates a central clearing system. A holder of our shares may choose, at its discretion, to participate in this system and all shares elected to be put into the system will be deposited in custody with the stock exchange (through a Brazilian institution that is duly authorized to operate by the Central Bank having a clearing account with the stock exchange). The fact that these shares are subject to custody with the stock exchange will be reflected in our registry of shareholders. Each participating shareholder will, in turn, be registered in our register of beneficial shareholders maintained by the stock exchange and will be treated in the same way as registered shareholders.

Significant Differences between our Corporate Governance Practices and NYSE Corporate Governance Standards

     We are subject to the NYSE corporate governance listing standards. As a foreign private issuer, the standards applicable to us are considerably different than the standards applied to U.S. listed companies. Under the NYSE rules, we are required only to: (i) have an audit committee or audit board, pursuant to an applicable exemption available to foreign private issuers, that meets certain requirements, as discussed below, (ii) provide prompt certification by our chief executive officer of any material non-compliance with any corporate governance rules, and (iii) provide a brief description of the significant differences between our corporate governance practices and the NYSE corporate governance practice required to be followed by U.S. listed companies. The discussion of the significant differences between our corporate governance practices and those required of U.S. listed companies follows below.

  Majority of Independent Directors

     The NYSE rules require that a majority of the board must consist of independent directors. Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company. Brazilian law does not have a similar requirement. Under Brazilian law, neither our board of directors nor our management is required to test the independence of directors before their election to the board. However, both Brazilian Corporate Law and the CVM have established rules that require directors to meet certain qualification requirements and that address the compensation and duties and responsibilities of, as well as the restrictions applicable to, a company’s executive officers and directors. While our directors meet the qualification requirements of Brazilian Corporate Law and the CVM, we do not believe that our directors would be considered independent under the NYSE test for director independence. Brazilian Corporate Law and our bylaws require that our directors be elected by our shareholders at a general shareholders meeting.

  Executive Sessions

     NYSE rules require that the non-management directors must meet at regularly scheduled executive sessions without management. Brazilian Corporate Law does not have a similar provision. According to Brazilian Corporate Law, up to one-third of the members of the board of directors can be elected from management. The remaining non-management directors are not expressly empowered to serve as a check on management and there is no requirement that those directors meet regularly without management. As a result, the non-management directors on our board do not typically meet in executive session.

  Nominating/Corporate Governance Committee

     NYSE rules require that listed companies have a Nominating/Corporate Governance Committee composed entirely of independent directors and governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities, which include, among other things, identifying and selecting qualified board member nominees and developing a set of corporate governance principles applicable to the company. We are not required under applicable Brazilian law to have a Nominating Committee/Corporate Governance Committee, and accordingly, to date, have not established such a committee. Pursuant to our bylaws, our directors are elected by our shareholders at a general shareholders’ meeting. Our corporate governance practices are adopted by the entire board.

  Compensation Committee

     NYSE rules require that listed companies have a Compensation Committee composed entirely of independent directors and governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities, which include, among other things, reviewing corporate goals relevant to CEO compensation, evaluating CEO performance and approving CEO compensation levels and recommending to the board non-CEO compensation, incentive-compensation and equity-based plans. We are not required under applicable Brazilian law to have a Compensation Committee. Under Brazilian Corporate Law, the total amount available for compensation of our directors and executive officers and for profit-sharing payments to our executive officers is established by our shareholders at the annual general meeting. The board of directors is then responsible for determining the individual compensation and profit-sharing of each executive officer, as well as the compensation of our board members. In making such determinations, the board reviews the performance of the executive officers, including the performance of our CEO.

  Audit Committee

     NYSE rules require that listed companies have an audit committee that (i) is composed of a minimum of three independent directors who are all financially literate, (ii) meets the SEC rules regarding audit committees for listed companies, (iii) has at least one member who has accounting or financial management expertise and (iv) is governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities. However, as a foreign private issuer, we need only to comply with the requirement that the audit committee, or conselho fiscal in our case, meet the SEC rules regarding audit committees for listed companies. Brazilian Corporate Law requires companies to have a non-permanent conselho fiscal composed of three to five members who are elected at the general shareholders’ meeting. The conselho fiscal operates independently from management and from a company’s external auditors. Its main function is to monitor the activities of management, examine the financial statements of each fiscal year and provide a formal report to our shareholders.

     We have a permanent conselho fiscal that consists of three to five members and which has regularly scheduled meetings every three months. The members of our conselho fiscal are all financially literate and we have determined that two members have accounting expertise that qualifies them as audit committee financial experts.

  Shareholder Approval of Equity Compensation Plans

     NYSE rules require that shareholders be given the opportunity to vote on all equity compensation plans and material revisions thereto, with limited exceptions. Under Brazilian Corporate Law, shareholders must approve all stock option plans. In addition, any issuance of new shares that exceeds our authorized share capital is subject to shareholder approval.

  Corporate Governance Guidelines

     NYSE rules require listed companies to adopt and disclose corporate governance guidelines. We have not adopted any formal corporate governance guidelines beyond those required by applicable Brazilian law. We have adopted and observe a disclosure policy which requires the public disclosure of all relevant information pursuant to guidelines set forth by the CVM, as well as an insider trading policy, which, among other things, establishes black-out periods and requires insiders to inform management of all transactions involving our securities.

  Code of Business Conduct and Ethics

     NYSE rules require that listed companies adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Applicable Brazilian law does not have a similar requirement. However, in December 2003, we adopted a code of ethics and conduct applicable to our officers, directors and employees, including at the subsidiary level. We believe this code substantially addresses the matters required to be addressed pursuant to the NYSE rules. A copy of our code of ethics and conduct has been filed as Exhibit 11.1 to this annual report.

Internal Audit Function

     NYSE rules require that listed companies maintain an internal audit function to provide management and the audit committee with ongoing assessments of the company’s risk management processes and system of internal control. Our internal audit function is the responsibility of our financial department under the supervision of our chief financial officer. Our financial department is supported in its internal audit function by our quality control department, which is responsible for the evaluation and effectiveness of our internal procedures and reporting systems.

C. Material Contracts

Personal Mobile Service Authorization

     We obtained a mobile cellular concession from the Brazilian Ministry of Communications on November 4, 1997. On February 19, 2004, we signed an authorization contract with Anatel to migrate to the SMP regime, which will replace the SMC. We also acquired additional spectrum from Anatel on the 1,800 Mhz frequency range. The terms of our authorization are described in “Item 4—Information on the Company—Regulation of the Brazilian Telecommunications Industry.”

Interconnection Agreements

     We have entered into interconnection agreements with NBT, our B Band competitor, Oi, our D Band competitor, TIM, our E Band competitor, Embratel and Intelig, the two long distance carriers, and with Telemar and Vésper S.A., the two local carriers operating in our area. The terms of these interconnection agreements include provisions for the number of connection points, the method by which signals must be received and transmitted and the interconnection fees. See “Item 4—Information on the Company—Operating agreements—Interconnection agreements” and “Item 4—Information on the Company—Regulation of the Brazilian Telecommunications Industry.”

Roaming Agreements

     We have entered into roaming agreements with all other A and B Band services providers outside our region. The terms of these agreements are described in “Item 4—Information on the Company—Operating agreements—Roaming agreements.”

Service Agreement

     One June 30, 2001, we entered into a service agreement with Telemig Celular S.A. and LHS do Brasil Ltda. Under which Sema, a subsidiary of LHS do Brasil Ltda., licensed a limited right to the use of its software, together with software produced by third parties, to us and Telemig Celular S.A. and agreed to perform specified services in connection with its proprietary software and the third party software. The provision of these services ended in February 2004.

Financing Agreements

  BNDES

     On December 14, 2000, we obtained a R$162.6 million five-year facility from the Brazilian National Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social (BNDES)) and a consortium of three Brazilian banks: Banco Itaú S.A., Banco Bradesco S.A. and Banco Alfa de Investimento S.A. The proceeds of this facility were invested in the expansion of our coverage area and the introduction of new services. This facility has an annual interest rate of 3.8% over either (i) the average cost of BNDES’ currency basket (based on rates and charges, including taxes, applicable to BNDES’ debt obligations in foreign currency) and (ii) the long-term interest rate disclosed by the Central Bank, depending on the tranche. Principal is payable monthly, with final maturity on January 16, 2006. At December 31, 2003, there was R$102.7 million outstanding under this facility.

  Citibank

     On October 20, 2000, we entered into a US$50 million credit agreement with Citibank and others to finance the purchase and installation of goods and services related to our cellular telecommunications plant. This facility has an interest rate of six-month LIBOR plus 2.625% per year, plus a guarantee fee of 1.3% per year. Principal and interest are payable semi-annually, with a final maturity on October 25, 2005. At December 31, 2003, there was R$72.2 million outstanding under this facility.

  Export Development Corporation of Canada

     On December 20, 1999, we entered into a US$25 million credit agreement with the Export Development Corporation of Canada and others for the purchase of cellular telecommunications equipment from Ericsson Telecommunications. This facility has an interest rate of three-month LIBOR plus 5.75% per year. The Registrant has guaranteed all payment obligations under the credit agreement. Principal is payable semi-annually while interest is payable quarterly. The maturity date is December 22, 2004. At December 31, 2003, there was R$18.1 million outstanding under this facility. See “Item 13—Defaults, Dividend Arrearages and Delinquencies.”

  BBA

     On September 27, 2000, Ericsson Telecomunicações S.A. assigned the balance of its obligations under a loan agreement with Banco BBA Creditanstalt S.A. (currently known as Banco Itaú) to us as consideration for the payment of cellular telecommunications equipment purchased from Ericsson Telecommunications. On September 2003, certain terms of the loan agreement were renegotiated. The interest rate was reduced from 4.15% per year above LIBOR to 3% per year. The due date of the final installments was changed from September 2003 to March 2004. At December 31, 2003, there was R$30.3 million outstanding under this facility.

  Notes Units

     On January 20, 2004, Amazônia Celular S.A. issued US40 million of 8.75% unsecured senior notes due 2009. The Amazônia Celular S.A. notes issuance was combined with an issuance by Telemig Celular S.A. of US$80 million of 8.75% notes due 2009. The Amazônia Celular notes and the Telemig Celular notes may only be transferred together as part of notes units and will not trade separately. The notes units were offered and sold in offshore transactions in accordance with Regulation S under the Securities Act and to qualified institutional buyers (QIBs) in the United States under Rule 144A of the Securities Act. Interest payments on the Amazônia Celular notes will be made semi-annually.

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

     The term “qualified foreign investors” includes any individual or financial or non-financial institution, resident or domiciled abroad, which:

•	has a legal representative in Brazil;

•	fills out a form to be kept on hand by the legal representative;

•	obtains registration with the CVM as a foreign investor; and

•	registers the foreign investment with the Central Bank.

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

     An electronic registration has been generated in the name of the depositary with respect to the ADSs and is maintained by the custodian on behalf of the depositary. Pursuant to the registration, the custodian and the depositary are able to convert dividends and other distributions with respect to the preferred shares represented by ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges such ADSs for preferred shares, such holder will be entitled to continue to rely on the depositary’s certificate of registration for five business days after such exchange following which such holder must seek to obtain its own certificate of registration with the Central Bank. A holder of preferred shares may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distribution with respect to, the preferred shares, unless such holder qualifies under Resolution No. 2,689 regulations or obtains its own certificate of registration. A holder of preferred shares that obtains a certificate of registration will be subject to less favorable Brazilian tax treatment than a holder of ADSs. See “—Taxation—Brazilian Tax Considerations” for a description of this tax treatment. In addition, if the holder resides in a “tax haven” jurisdiction, this holder will also be subject to less favorable tax treatment.

     The right to convert dividend payments and proceeds from the sale of shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investments be registered with the Central Bank.

     The restrictions on the remittance of foreign capital abroad may hinder or prevent Banco Itaú S.A., which is acting as custodian for the preferred shares represented by ADSs, or holders who have exchanged ADRs for preferred shares, from converting dividends, distributions or the proceeds from any sale of such preferred shares, as the case may be, into U.S. dollars and remitting such U.S. dollars abroad. Holders of ADSs could be adversely affected by delays in, or refusal to grant any, required government approval for conversions of Brazilian currency payments and remittances abroad of the proceeds from dividends or sales of Preferred Shares underlying the ADSs.

     Under current Brazilian legislation, the federal government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance in Brazil’s balance of payments.

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

     Capital gains realized by non-Brazilian holders on dispositions of preferred shares in Brazil or in transactions with Brazilian residents may be free of Brazilian tax or may be taxed at one of the following rates, depending on the circumstances described below:

•	Gains realized through off-exchange transactions in Brazil or with Brazilian residents are generally subject to tax at a rate of 15%.

•	Gains realized through transactions on Brazilian stock exchanges are generally subject to tax at a rate of 20%.

•	Gains on the sale or exchange of duly-registered investments made in accordance with Resolution No. 2,689 of the Monetary Council are not subject to Brazilian tax if such sale or exchange occurs on a Brazilian stock exchange, except for investments originating from countries where income is not taxed or is taxed at a rate lower than 20%, which are taxed in accordance with the same tax rules applicable to Brazilian residents.

•	Gains on the disposition of preferred shares obtained upon cancellation of ADSs are not taxed in Brazil if such disposition is made, and the proceeds are remitted abroad, within five business days after cancellation.

•	If the sales value of the preferred shares contains a component of interest on capital, the amount of this interest will be taxed at a rate of 15%. See “—Distributions of Interest on Capital” below.

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

  Distributions of Interest on Capital

     Brazilian corporations may make payments to shareholders characterized as interest on the capital of the company as an alternative form of making dividend distributions. The rate of interest is calculated on the company’s equity and it may not be higher than the federal government’s long-term interest rate as determined by the Central Bank from time to time (9.5% per annum for the three-month period starting on April, 2002). The deduction of the total amount distributed as interest on capital may not exceed the greater of:

•	50% of net income for the year in respect of which the payment is made before taking such distribution into account, or

•	50% of retained earnings for years prior to the year in respect of which the payment is made, plus profit reserves.

     Payments of interest on capital are decided by the shareholders on the basis of the recommendations of a company’s board of directors.

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

     A financial transaction tax (Imposto sobre Operações Financeiras) may be imposed on the conversion of Brazilian currency into foreign currency, such as for purposes of paying dividends and interest. The tax rate on such conversions is currently 0%, but the Minister of Finance has the legal power to increase the rate to a maximum of 25%. Any such increase will be applicable only prospectively.

     Another tax, which applies to the removal of funds from accounts at banks and other financial institutions, will be imposed through to December 2004 on distributions by us in respect of ADSs at the time such distributions are converted into U.S. dollars and remitted abroad by the custodian. This tax is currently levied at a rate of 0.38%. Financial institutions performing transactions to which the tax applies are responsible for the collection of the tax.

U.S. Federal Income Tax Considerations

     The following discussion is a general summary of the principal U.S. federal income tax consequences of the ownership and disposition of our preferred shares or ADSs that may be relevant to you if you are a U.S. holder (as defined below) of such shares or ADSs. This discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury regulations, administrative pronouncements of the U.S. Internal Revenue Service (“IRS”) and judicial decisions, all as now in effect, and all of which are subject to change, possibly with retroactive effect, and to different interpretations. This discussion does not address all of the U.S. federal income tax considerations that may be relevant to you in light of your particular circumstances, and does not discuss any application of state, local or non-U.S. tax law or any aspect of U.S. federal tax law other than income taxation. Moreover, this discussion deals only with our preferred shares or ADSs that you will hold as capital assets (generally, property held for investment), and it does not apply to U.S. holders subject to special U.S. federal income tax rules, such as banks, insurance companies, securities dealers, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, tax-exempt organizations, persons that hold our preferred shares or ADSs as a hedge or as part of an integrated investment (including a straddle), persons owning directly, indirectly or constructively, 10% or more of our voting stock and persons whose “functional currency” is not the U.S. dollar. For purposes of this discussion, a “U.S. holder” is a beneficial owner of our preferred shares or ADSs that is, for U.S. federal income tax purposes:

•	a citizen or resident alien individual of the United States,

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof,

•	an estate the income of which is subject to U.S. federal income tax regardless of its source, or

•	a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust or (B) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

     If a partnership holds preferred shares or ADSs, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. Partners of partnerships holding preferred shares or ADSs should consult their own tax advisers. In general, for U.S. federal income tax purposes, holders of American Depositary Receipts evidencing ADSs will be treated as the beneficial owners of the preferred shares represented by those ADSs. Accordingly, deposits and withdrawals of our preferred shares by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

  Taxation of Distributions

     In general, distributions with respect to our preferred shares or the ADSs (which likely would include distributions of notional interest charges attributed to shareholders’ equity, as described above under “– Brazilian Tax Considerations – Distributions of Interest on Capital”) will constitute dividends for U.S. federal income tax purposes, to the extent made from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds the amount of our current and accumulated earnings and profits, the excess will be treated as a non-taxable return of capital to the extent of your tax basis in our preferred shares or ADSs, and thereafter as capital gain. As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.

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

     Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2009 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends represent “qualified dividend income.” Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a passive foreign investment company (“PFIC”), foreign personal holding company (“FPHC”) or foreign investment company (“FIC”). The ADSs are listed on the New York Stock Exchange, and may qualify as readily tradable on an established securities market in the United States so long as they are so listed. However, no assurances can be given that the ADSs will be or remain readily tradable. Based on our audited financial statements, financial projections, relevant market and shareholder data, and current estimates regarding the value and nature of our assets, we believe that we were not treated as a PFIC, FPHC or FIC for United States federal income tax purposes with respect to our 2003 taxable year. However, because these determinations are based on the nature of our income and assets from time to time, and involve the application of complex tax rules, no assurances can be provided that we will not be considered a PFIC, FPHC, or FIC for the current, or any past or future tax year. See “Passive Foreign Investment Company Rules” below.

     Based on existing guidance, it is not entirely clear whether dividends received with respect to the preferred shares will be treated as qualified dividends, because the preferred shares are not themselves listed on a U.S. exchange. In addition, the U.S. Treasury Department has announced its intention to promulgate rules pursuant to which holders of ADSs or preferred stock and intermediaries though whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, we are not certain that we will be able to comply with them. U.S. holders of ADSs and preferred shares should consult their own tax advisors regarding the availability of the reduced U.S. federal income tax rates for qualified dividend income in the light of their own particular circumstances.

     For foreign tax credit purposes, dividends paid with respect to our preferred shares or ADSs generally will be treated as income from sources outside the United States. The limitation on foreign taxes eligible for the credit is calculated separately with respect to specific classes of income. For this purpose, dividends paid by us generally will constitute passive (or possibly, in the case of certain U.S. holders, financial services) income. Subject to generally applicable limitations under U.S. federal income tax law, Brazilian withholding tax imposed on such dividends, if any, will be eligible for credit against a U.S. holder’s U.S. federal income tax liability (or at a U.S. holder’s election, all foreign income taxes paid may instead be deducted in computing such holder’s taxable income). In general, special rules will apply to the calculation of foreign tax credits in respect of dividend income that is subject to preferential rates of U.S. federal income tax. U.S. holders should be aware that the IRS has expressed concern that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. holders of ADSs. Accordingly, the discussion above regarding the creditability of Brazilian withholding tax on dividends could be affected by future actions that may be taken by the IRS. The rules with respect to foreign tax credits are complex and U.S. holders should consult their own tax advisers regarding the availability of foreign tax credits in light of their particular circumstances.

  Taxation of Capital Gains

     In general, gain or loss, if any, realized upon a sale or other taxable disposition of our preferred shares or ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized on the sale or other taxable disposition and your adjusted tax basis in our preferred shares or ADSs. Such capital gain or loss will be long-term capital gain or loss if at the time of sale or other taxable disposition you held our preferred shares or ADSs for more than one year. Certain non-corporate U.S. holders (including individuals) are eligible for preferential rates of U.S. federal income taxation in respect of long-term capital gains. The deduction for capital losses is subject to certain limitations under the Code. Gain (or loss), if any, recognized by a U.S. holder on the sale or other taxable disposition of our preferred shares or ADSs generally will be treated as U.S. source income (or loss) for U.S. foreign tax credit purposes. Consequently, if a Brazilian withholding tax is imposed on the sale or other taxable disposition of our preferred shares or ADSs, a U.S. holder that does not receive sufficient foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of such Brazilian withholding tax. U.S. holders of our preferred shares or ADSs should consult their own tax advisers regarding the application of the foreign tax credit rules to their investment in, and disposition of, such shares or ADSs.

  Passive Foreign Investment Company Rules

     Special U.S. federal income tax rules apply to U.S. persons owning shares of a PFIC. A non-U.S. corporation generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either:

•	at least 75% of its gross income is “passive income”; or

•	on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income.

     For this purpose, passive income generally includes, among other things, dividends, interest, rents, royalties, gains from the disposition of passive assets and gains from commodities transactions.

     Based on certain estimates of our current and projected gross income and gross assets, we do not expect our preferred shares or ADSs to be considered shares of a PFIC for our current fiscal year or for foreseeable future fiscal years. However, because the determination of whether our preferred shares or ADSs constitute shares of a PFIC will be made by us on an annual basis, is based upon the composition of our income and assets (including, among others, entities in which we hold at least a 25% interest), and the nature of our activities, from time to time, and because there are uncertainties in the application of the relevant rules, we cannot assure you that our preferred shares or ADSs will not be considered shares of a PFIC for any fiscal year. Moreover, we will not obtain an opinion of counsel, and no ruling will be sought from the IRS, regarding our annual PFIC determination. If our preferred shares or ADSs were shares of a PFIC for any fiscal year, U.S. holders (including certain indirect U.S. holders) may be subject to adverse U.S. federal income tax consequences upon a sale or other disposition of such preferred shares or ADSs, or upon the receipt of certain distributions from us (including imposition of an interest charge on gains or “excess distributions” attributable to prior years in the U.S. holder’s holding period during which we were determined to be a PFIC), unless such U.S. holders made certain available elections, generally for the first taxable year for which shares of a PFIC were considered to be held.

     If you are a U.S. holder of “marketable stock” in a PFIC, you may make a “mark-to-market” election, provided the PFIC stock is regularly traded on a “qualified exchange.” Under applicable Treasury regulations, a “qualified exchange” includes a national securities exchange that is registered with the SEC or the national market system established under the Securities Exchange Act of 1934. Also, under applicable Treasury Regulations, PFIC stock traded on a qualified exchange is regularly traded on such exchange for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. We cannot assure you that our stock will be treated as regularly traded for this purpose.

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

  U.S. Backup Withholding and Information Reporting

     If you are a U.S. holder of our preferred shares or ADSs, you may, under certain circumstances, be subject to “backup withholding” (currently at the rate of 28%), with respect to certain payments to U.S. holders, such as dividends we pay or the proceeds of a sale of our preferred shares or ADSs, unless you (i) are a corporation or come within certain other exempt categories, and demonstrate this fact when so required, or (ii) provide a correct taxpayer identification number, certifying that you are not subject to backup withholding, and otherwise comply with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Any amount withheld under these rules will be creditable against your U.S. federal income tax liability, provided the requisite information is timely furnished to the IRS.

F. Dividends and Paying Agents

     Not applicable.

G. Statement by Experts

     Not applicable.

H. Documents on Display

     We are subject to the information requirements of the Securities Exchange Act of 1934, as amended, pursuant to which we file reports and other information with the U.S. Securities and Exchange Commission. Reports and other information filed by us with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission’s Regional Offices at 233 Broadway, New York, New York 10279 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511. You may obtain copies of this material by mail from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may also inspect these reports and other information at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005, on which our ADSs are listed. We also file financial statements and other periodic reports with the CVM.

     Copies of our annual report on Form 20-F and documents referred to in this annual report and our bylaws will be available for inspection upon request at our offices at SCN Quadra 4, Bloco B, Edifício Centro Empresarial Varig, Torre Oeste, sala 702-A, 70714-000 Brasilia – DF, Brazil.

I. Subsidiary Information

     Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We are primarily exposed to market risk from changes in both foreign currency exchange rates and interest rates. We are exposed to foreign exchange rate risk because certain of our costs and debt are denominated in currencies, primarily the U.S. dollar, other than the real, which is the currency in which we earn our revenues. Similarly, we are subject to market risk resulting from changes in interest rates, which may affect the cost of our financing. Except for hedging instruments relating to foreign currency denominated debt, as described below, we do not use derivative instruments, such as foreign exchange forward contracts, foreign currency options, interest rate swaps and forward rate agreements, to manage these market risks, nor do we hold or issue derivative or other financial instruments for trading purposes.

Exchange Rate Risk

     We have exchange rate exposure with respect to the U.S. dollar and other foreign currencies. At December 31, 2003, R$188.7 million of our indebtedness was indexed to foreign currencies (of which R$151.4 million was denominated in U.S. dollars and R$37.3 million was indexed to the average cost of BNDES’s currency basket). As of December 31, 2003, 90% of our total foreign currency indexed debt was hedged. The potential additional costs to us that would result from a hypothetical 10% devaluation of the real as compared to the U.S. dollar would be approximately R$1.9 million. This calculation considers the hedge effect.

Interest Rate Risk

     At December 31, 2003, we had R$193.4 million in loans and financing outstanding and bearing interest at floating rates. We invest our excess liquidity (which was R$8.1 million at December 31, 2003) mainly in short-term instruments. At December 31, 2003, we had hedging instruments in place with updated notional amounts of R$ 170.5 million to manage our interest rate risk. The potential loss in earnings to us over one year that would result from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rates applicable to financial assets and liabilities on December 31, 2003 would be approximately R$3.0 million.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Currently, we are not in default under any of our obligations nor is any payment of dividends in arrears. In 2001, 2002 and 2003, we breached certain financial covenants contained in credit agreements entered into with the Export Development Corporation of Canada and other parties, and with BNDES and other parties. Waivers were properly obtained in connection with these breaches.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable.

ITEM 15. DISCLOSURE CONTROLS AND PROCEDURES

     Our chief executive officer and our chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in the U.S. Securities Exchange Act of 1934 under Rules 13a-15(e)) as of the end of the period covered by this annual report, have concluded that, as of that date, our disclosure controls and procedures were effective to ensure that material information relating to us was made known to them by others within our company particularly during the period in which this annual report and accounts was being prepared.

     There were no significant changes in our internal controls or in other factors that could significantly affect these controls and procedures subsequent to the date our chief executive officer and our chief financial officer completed their evaluation, nor were there any significant deficiencies or material weaknesses in our internal controls requiring corrective actions.

ITEM 16.

A. Audit Committee Financial Expert

     We have determined that Luiz Otávio Nunes West and Gilberto Braga, two members of our fiscal counsel (conselho fiscal), which is a board of statutory auditors, are “audit committee financial experts” as defined by the United States Securities and Exchange Commission.

B. Code of Ethics

     Our board of directors has adopted a code of ethics applicable to our directors, officers and employees, including our principal executive officer, principal financial officer and controller. A copy of our code of ethics has been filed as Exhibit 11.1 to this Form 20-F. There were no waivers of compliance with our code of ethics in 2003.

C. Principal Accountants Fees and Services

     The following table sets forth by category of service the total fees for services performed by Ernst & Young Auditores Independentes S/S during the fiscal years ended December 31, 2003 and December 31, 2002:

	2003	2002
	(in thousands of R$)
Audit Fees	R$348	R$335
Audit-Related Fees	—	115
Tax Fees	—	—
All Other Fees	88	—

Total	R$436	R$450

  Audit Fees

     Audit fees in 2003 and 2002 consisted of the aggregate fees, including expenses, billed by Ernst & Young Auditores Independentes S/S in connection with the audit of our annual financial statements and for the review of the financial information included in our annual report on Form 20-F and reviews of our quarterly financial statements.

  Audit-Related Fees

     Audit-related fees in 2003 and 2002 consisted of the aggregate fees, including expenses, billed by Ernst & Young Auditores Independentes S/S in connection with special internal audit services for restructuring purposes.

  All Other Fees

     The aggregate of all other fees, other than those described above, including expenses, billed by Ernst & Young Auditores Independentes S/S in 2003 related to a review of processes and procedures for data services. All non-audit services carried out subsequent to May 6, 2003 were pre-approved by our board of directors, as required by Rule 2-01 of Regulation S-X.

D. Exemptions from the Listing Standards for Audit Committees

     Pursuant to the exemption under Rule 10A-3 (c)(3) of the U.S. Securities Exchange Act of 1934, we have our fiscal counsel (conselho fiscal), which is a board of statutory auditors that follows the requirements of Rule 10A-3(c)(3). Our current fiscal counsel does not yet meet the independence requirements of Rule 10A-3(a)(5)(A), as we are exempt from the independence requirements until July 31, 2005.

PART III

ITEM 17. FINANCIAL STATEMENTS

     We have responded to Item 18 in lieu of responding to this Item.

ITEM 18. FINANCIAL STATEMENTS

Page
Tele Norte Celular Participações S.A.

Report of Independent Auditors	F-1
Consolidated Balance Sheets—December 31, 2003 and 2002	F-2
Consolidated Statements of Income and Comprehensive Income—Years Ended December 31, 2003, 2002 and 2001	F-3
Consolidated Statements of Changes in Shareholder’s Equity—Years Ended December 31, 2003, 2002 and 2001	F-4
Consolidated Statements of Cash Flows—Years Ended December 31, 2003, 2002 and 2001	F-5
Notes to the Consolidated Financial Statements	F-6

Financial Statement Schedules

See Note 16 to the Consolidated Financial Statements.
See Note 17 to the Consolidated Financial Statements.

ITEM 19. EXHIBITS

Exhibit
Number	Description
1.	Bylaws in English of Tele Norte Celular Participações S.A.

2(a).	Amended and Restated Deposit Agreement dated as of December 3, 2002 among Tele Norte Celular Participações S.A., The Bank of New York, as depositary, and owners and beneficial owners of American Depositary Receipts.	***

2(b).	Not applicable

2(c).	Not applicable

3.	Not applicable

4(a).	Letters of Authorization for Operation of Personal Communications Systems Services between Brazil’s National Telecommunications Agency—Anatel and Amazônia Celular S.A.

4(b)	Terms of Authorization for the Use of Radio Frequency Blocks between Anatel and Amazônia Celular S.A.

4(c).	Cellular System Agreement dated September 27, 1998 between Tele Norte Celular Participações S.A., and Ericsson Telecomunicações S.A.	*

4(d).	U.S.$25 million Credit Agreement dated December 20, 1999 among Telepará Celular S.A., Telamazon Celular S.A., Telma Celular S.A., Teleamapá Celular S.A., Telaima Celular S.A., Tele Norte Celular Participações S.A., the Export Development Corporation and others.	*

4(e).	U.S.$50 million Credit Agreement dated October 20, 2000 among Telepará Celular S.A., Telamazon Celular S.A., Telma Celular S.A., Teleamapá Celular S.A., Telaima Celular S.A., Tele Norte Celular Participações S.A., Banco Citibank S.A. and others.	*

4(f).	R$162.6 million Credit Agreement dated December 14, 2000 between Amazônia Celular and BNDES.	*

4(g).	Service Agreement in English dated as of June 30, 2001 by and among LHS do Brasil Ltda., Telemig Celular S.A. and Amazônia Celular S.A. – Pará.	**

5.	Not applicable

6.	Computation of earnings per share (See Note 7 to the consolidated financial statements).

7.	Not applicable

8.	List of subsidiaries (See “Item 4—Organizational Structure”).

9.	Not applicable

10.	None

11.	Code of Ethics

12.1	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Chief Executive Officer Certification pursuant to 18 U.S.C. Section 1350 as Enacted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit
Number	Description
13.2	Chief Financial Officer Certification pursuant to 18 U.S.C. Section 1350 as Enacted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Previously filed in Registration Statement on Form 20-F on June 29, 2001.

**	Previously filed in Registration Statement on Form 20-F on July 12, 2002.

***	Previously filed in Post- Effective Amendment No. 1 to Registration Statement on Form F-6 (333-9554) on November 26, 2002.

GLOSSARY OF TELECOMMUNICATIONS TERMS

AMPS (Advanced Mobile Phone System):	The analogue mobile phone technology used in North and South Americas and in approximately 35 countries. It operates in the 800MHz band using FDMA technology.

analogue:	The representation of information by continuously variable physical quantity such as voltage.

base station:	A radio transmitter/receiver that maintains communications with the cellular telephones within a given cell. Each base station is interconnected with one MSO (Mobile Switch Office).

CDMA (Code Division Multiple Access):	Also known as spread spectrum, CDMA cellular systems use a single frequency band for all traffic, differentiating individual transmissions by assigning them unique codes before the transmission. There are a number of CDMA variations.

CDMA ONE:	The first commercial CDMA cellular system, deployed in North America and Korea and also known as IS-95.

CDMA /1xRTT:	The first generation of CDMA 2000. The standardization process indicated that there would be CDMA 2x and CDMA 3x, however this is no longer likely.

CDMA 2000:	A member of the IMT-2000 family, compatible with CDMA ONE.

cell:	The area covered by a cellular base station. A cell site may allocate its antennas to service several cells from one location.

cellular service:	A mobile telecommunications service provided by means of a network of interconnected base stations, each of which covers one small geographic cell within the total cellular telecommunications system service area.

channel:	One of a number of discrete frequency ranges utilized by base stations and cellular phones.

digital:	A method for representing information as numbers with discrete values; usually expressed as a sequence of bits.

exchange:	See switch.

FDMA (Frequency Division Multiple Access):	A transmission technique where the assigned frequency band for a network is divided into sub-bands that are allocated to a subscriber for the duration of their calls.

GSM (Global System for Mobile):	Global system for mobile communications, the second-generation digital technology originally developed for Europe. Initially developed for operation in the 900MHz band and subsequently modified for the 850, 1800 and 1900MHz bands. GSM originally stood for Groupe Speciale Mobile, the CEPT (Conference of European Post and Telecommunications) committee that began the GSM standardization process.

GPRS (General Packet Radio Service):	System that allows the transmission of data in packages in GSM.

IMT 2000 :	The family of third-generation technologies approved by the ITU (International Telecommunications Union).

internet:	An informal confederation of autonomous databases and networks. Originally developed for academic use, the internet is now a global structure of millions of sites accessible by anyone worldwide.

local loop:	The system used to connect a fixed subscriber to the nearest local switch. It generally consists of a pair of copper wires but may also employ other technologies.

network:	An interconnected collection of elements. In a telephone network, these consist of switches connected to each other and to customer equipment. The transmission equipment may be based on fiber optic or metallic cable or point-to-point radio connections.

network usage charge:	Amount paid per minute charged by network operators for the use of their network by other network operators. Also known as “interconnection charge.”

optical fiber:	A transmission medium which permits extremely high capacities. It consists of a thin strand of glass that provides a pathway along which waves of light can travel for telecommunications purposes.

PCS (Personal Communication Services):	The American standard for advanced digital cellular services, usually provided at 1.9GHz frequency band.

penetration:	The percentage of a given total population which owns a mobile phone.

repeater:	A device that amplifies an input signal for retransmission.

roaming:	A function that enables subscribers to use their cellular telephones on networks of service providers other than the one with which they signed their initial contract.

satellite services:	Satellites are used, among other things, for links with countries that cannot be reached by cable or to provide an alternative to cable and to form closed user networks.

SMP (Serviço Móvel Pessoal)	A specific Brazilian set of rules for advanced digital cellular service, enacted by Anatel through Resolution no. 316, dated September 27, 2002, to replace the former SMC (Serviço Móvel Celular) cellular service rules. SMP is also an independent technology definition of service to which was originally allocated the 1.8GHz frequency band, almost equivalent to the North American PCS.

switch:	A device that opens or closes circuits or selects the paths or circuits to be used for transmission of information. Switching is the process of interconnecting circuits to form a transmission path between users. Switches may also record information for billing and control purposes.

TDMA (Time Division Multiple Access):	A technique for multiplexing multiple users onto a single channel on a single carrier by splitting the carrier into time slots and allocating these on an as-needed basis.

UMTS	Third-generation wireless telecommunications system designed by ETSI (European Telecommunications Standard Institute) in accordance with ITU’s (Internatioal Telecommunication Union) standard. It is viewed as the most likely upgrade of GSM systems.

value added services:	Value added services provide additional functionality to the basic transmission services offered by a telecommunications network.

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act, as amended, the registrant certifies that it meets all of the requirements for filing this annual report on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Antônio José Ribeiro dos Santos

Name:	Antônio José Ribeiro dos Santos
Title:	Chief Executive Officer

By:	/s/ João Cox Neto

Name:	João Cox Neto
Title:	Chief Financial Officer

Dated: June 30, 2004

Consolidated Financial Statements

Tele Norte Celular Participações S.A.

December 31, 2003

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Tele Norte Celular Participações S.A.

We have audited the accompanying consolidated balance sheets of Tele Norte Celular Participações S.A. as of December 31, 2003 and 2002, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tele Norte Celular Participações S.A. at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 3.j to the consolidated financial statements, in 2001 the Company changed its method of accounting for derivative financial instruments.

Brasília, Brazil
March 3, 2004,

F-1

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

CONSOLIDATED BALANCE SHEETS
Amounts are in thousands of Brazilian Reais – R$

	December 31,
	2003	2002
ASSETS
Current assets:
Cash and cash equivalents (includes deposits with a related party of R$11,807 in 2002)	8,084	59,928
Trade receivables, net of allowance for doubtful accounts of R$39,333 and R$30,888	95,415	65,720
Recoverable taxes	4,187	16,071
Deferred income taxes	28,492	5,030
Investments – swap agreements	–	11,368
Inventories	12,880	10,798
Other current assets	12,384	2,887

	161.442	171,802

Property and equipment, net	411,352	481,480
Deferred income taxes	66,112	114,991
Investments – swap agreements	8,479	8,510
Other non current assets	6,030	5,956

	653,415	782,739

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	55,356	47,890
Accrued liabilities (includes R$56 and R$17,131 payable to related parties)	8,391	26,266
Value added and other taxes payable	9,784	8,986
Interest on capital and dividends payable	1,519	3,060
Current portion of long term debt	165,556	199,741
Investments – swap agreements	2,582	–
Other current liabilities	6,258	7,785

	249,446	293,728

Long term debt	88,496	217,280
Pension plan obligation	5,484	6,610
Provision for contingencies and other	7,259	13,275
Minority interest	63,268	50,234

	164,507	287,399

Shareholders’ equity:
Capital stock, 700,000,000 thousand shares authorized in both 2003 and 2002:
Preferred shares, no par value, 210,460,313 thousand shares issued and outstanding in 2003 and 2002, respectively	53,293	52,726
Common shares, no par value, 124,623,842 thousand shares issued and outstanding in 2003 and 2002, respectively	31,558	31,348
Other capital and reserves	157,188	156,066
Accumulated losses	(2,577)	(38,528)

	239,462	201,612

	653,415	782,739

See the accompanying notes to the consolidated financial statements.

F - 2 -

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

CONSOLIDATED STATEMENTS OF INCOME
AND COMPREHENSIVE INCOME
Amounts are in thousands of Brazilian Reais – R$

	Years ended December 31,
	2003	2002	2001
Revenues:
Services provided	466,103	411,964	457,838
Sales of handsets	67,425	50,555	64,205

	533,528	462,519	522,043

Cost of services	156,253	128,485	133,301
Cost of handsets	82,825	63,203	68,862
Selling, general and administrative expenses	114,866	107,669	123,929
Cost sharing agreement – related party	12,904	16,345	11,980
Bad debt expense	8,984	11,646	51,427
Depreciation and amortization	96,847	97,939	74,524
Other net operating (income) expense	(1,186)	(1,108)	456

Operating income	62,035	38,340	57,564
Financial income	(13,229)	(56,588)	(22,022)
Financial expense	56,053	44,791	57,065
Foreign exchange (gain) loss	(55,207)	134,819	42,566

Income (loss) before taxes, minority interest and cumulative effect of accounting change	74,418	(84,682)	(20,045)
Income taxes	25,652	(24,943)	(3,172)
Minority interest	13,034	(15,289)	(3,511)

Income (loss) before cumulative effect of accounting change	35,732	(44,450)	(13,362)
Cumulative effect of accounting change, net	–	–	(1,567)

Net income (loss) and comprehensive income	35,732	(44,450)	(11,795)

Basic and diluted earnings (losses), in Reais per thousand preferred and common shares
Before cumulative effect of FAS 133	0.11	(0.13)	(0.04)
Cumulative effect of FAS 133	–	–	0.01
Net income (loss)	0.11	(0.13)	(0.03)
Weighted average number of shares outstanding
Basic preferred shares	210,460,313	210,460,313	210,371,152
Diluted preferred shares	211,524,644	210,460,313	210,371,152
Basic and diluted Common shares	124,623,842	124,623,842	124,571,045

See the accompanying notes to the consolidated financial statements

F - 3 -

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
Amounts are in thousands of Brazilian Reais – R$

	Preferred	Common	Additional	Capital	Retained
	shares	shares	Paid-in capital	reserves	earnings	Total
Balance at December 31, 2000	36,552	21,653	5,688	150,980	46,939	261,812

Capital increase	16,174	9,695	–	(602)	(25,267)	–
Net loss	–	–	–	–	(11,795)	(11,795)
Dividends declared	–	–	–	–	(4,209)	(4,209)

Balance at December 31, 2001	52,726	31,348	5,688	150,378	5,668	245,808

Lapsed dividends (Note 6)	–	–	–	–	254	254
Net loss	–	–	–	–	(44,450)	(44,450)

Balance at December 31, 2002	52,726	31,348	5,688	150,378	(38,528)	201,612

Capital increase	567	210	–	(777)	–	–
Forgiveness of debt from related party	–	–	1,899	–	–	1,899
Lapsed dividends (Note 6)	–	–	–	–	219	219
Net income	–	–	–	–	35,732	35,732

Balance at December 31, 2003	53,293	31,558	7,587	149,601	(2,577)	239,462

See the accompanying notes to the consolidated financial statements

F - 4 -

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Amounts are in thousands of Brazilian Reais – R$

	Year ended
	December 31,	December 31,	December 31,
	2003	2002	2001
Operating activities:
Net income (loss)	35,732	(44,450)	(11,795)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	96,847	97,939	74,524
Gain on disposal of fixed assets	130	266	4,326
Cumulative effect of accounting change, net	–	–	(1,567)
Deferred income taxes	25,652	(29,625)	(12,939)
Minority interest	13,034	(15,289)	(3,511)
Unrealized foreign exchange loss and monetary correction on long-term debt	(50,562)	137,433	39,816
Unrealized (gains) losses on swap agreements	2,612	(32,292)	14,681
Provision for contingencies	(7,191)	2,797	1,373
Changes in operating assets and liabilities:
Trade receivables	(29,695)	4,581	50,259
Accounts payable and accrued liabilities	(12,165)	1,997	(71,554)
Value added and other taxes payable	798	(2,677)	24
Other	11,232	12,857	567

Net cash provided by operating activities	86,424	133,537	84,204

Investing activities:
Additions to property and equipment	(26,558)	(46,534)	(177,035)
Cash proceeds from disposals of property and equipment	2,238	4,972	10,629

Net cash used in investing activities	(24,320)	(41,562)	(166,406)

Financing activities:
Increase in short-term debt	30,722	–	–
Increase in long-term debt	–	–	41,225
Repayment of long-term debt	(143,129)	(120,683)	(29,670)
Dividends paid	(1,541)	(1,142)	(4,315)

Net cash provided by (used in) financing activities	(113,948)	(121,825)	7,240

Increase (decrease) in cash and cash equivalents for the year	(51,844)	(29,850)	(74,962)
Cash and cash equivalents, beginning of the year	59,928	89,778	164,740

Cash and cash equivalents, end of the year	8,084	59,928	89,778

Supplemental cash flow information:
Income taxes paid	—	5,594	11,111
Interest paid	25,989	35,848	36,465
Disclosure of non-cash investing activities Accounts payable for additions to property and equipment	2,529	4,859	7,322

See the accompanying notes to the consolidated financial statements.

F - 5 -

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Amounts are in thousands of Brazilian Reais – R$

1.	Background and Description of Business

Tele Norte Celular Participações S.A. and its subsidiary, Amazonia Celular S.A. (together the “Company”) are the primary suppliers of cellular telecommunications services in the states of Amazonas, Roraima, Amapá, Pará and Maranhão under the terms of concessions granted by the Federal Government on October 23, 1997 (the “Concessions”). The Concessions will expire in 2009 and may be renewed at the discretion of Agência Nacional de Telecomunicações (“Anatel”), the regulatory authority for the Brazilian telecommunications industry, for a further term of 15 years. Through their predecessors Telamazon, Telaima, Teleamapá, Telepará and Telma, the Company has provided cellular telecommunications services in the states of Amazonas, Roraima, Amapá, Pará and Maranhão since April 1994. The Company is controlled by Telpart Participações S.A. (“Telpart”).

The Company’s business, including the services it may provide and the rates it charges, is regulated by Anatel and is fully dependent upon the cellular telecommunications concession granted by the Federal Government.

The Company will be required to make significant capital and operating expenditures on an ongoing basis in order to deploy its cellular telecommunications network, which will require the Company to seek additional financing. Some of these investments may be financed through debt denominated in foreign currencies. A significant devaluation and a return to high levels of inflation could have an adverse effect on the Brazilian economy, and, as a result, it could affect the Company’s financial position, cash flows or results of operations.

2.	Presentation of the Financial Statements

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and rules and regulations adopted by the United States Securities and Exchange Commission.

The Company has also published consolidated financial statements prepared in accordance with accounting principles generally accepted in Brazil and rules and regulations adopted by the Brazilian Securities Commission (“CVM”).

The Company’s legal capital and reserves and future retained earnings computed using Brazilian GAAP will be the basis from which future dividends will be payable.

F - 6 -

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — Continued
Amounts are in thousands of Brazilian Reais – R$

2.	Presentation of the Financial Statements — Continued

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

The consolidated financial statements include the accounts of Tele Norte Celular Participações S.A. and its subsidiary. All significant intercompany transactions and balances have been eliminated.

b)	Cash equivalents

Cash equivalents consist of highly liquid investments with original maturities of three months or less at the time of purchase.

c)	Inventories

Inventories are stated at the lower of average cost or market. Inventories to be applied in the expansion of the operation are classified as property and equipment, and goods intended for sale, handsets, pre-paid card and accessories, are classified as current assets.

d)	Foreign currency transactions

Transactions in foreign currency are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are translated using the exchange rate at the balance sheet date. Exchange differences are recognized in the statements of operations as they occur.

e)	Property and equipment

Property and equipment are stated at cost. Depreciation is provided using the straight-line method based on the estimated useful lives of the underlying assets as follows:

F - 7 -

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — Continued
Amounts are in thousands of Brazilian Reais – R$

3.	Summary of significant Accounting Policies — Continued

e)	Property and equipment — Continued

Years
Buildings	20
Network equipment	5 to 8
Other equipment	5 to 10

Interest incurred on borrowings is capitalized as part of property and equipment until the asset is ready for its intended use, to the extent that borrowings do not exceed construction-in-progress.

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

f)	Revenue recognition

Revenues for services and equipment are recognized when the service is provided or when the equipment is sold and delivered, respectively. Revenues from cellular telephone services consist of subscription charges, usage charges, activation fees, network usage charges, long distance charges and other customer services. Unbilled revenues from the billing date to the month-end are estimated and recognized as revenue during the month in which the service was provided. Revenues from equipment sales refer to sales of handsets.

F - 8 -

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — Continued
Amounts are in thousands of Brazilian Reais – R$

3.	Summary of significant Accounting Policies — Continued

f)	Revenue recognition — Continued

Revenues from the sales of prepaid cards are recognized according to the minutes used for each card. Revenue from unused minutes is deferred until used. Because the amount deferred is immaterial, it has been included in other liabilities.

g)	Pension and other post-retirement benefits

The Company participates in (i) a multi-employer pension plan that covers employees who retired prior to 2000 and (ii) a multiple employer pension plan that covers its active employees and employees who retired after 2000. The Company also participates in multi-employer post-retirement benefit plan for all of its employees. The Company accounts for such benefit costs in accordance with Financial Accounting Standards Board (FASB) SFAS 87, “Employers Accounting for Pension”. See note 10.

h)	Advertising costs

Advertising costs are expensed as incurred and included in selling, general and administrative expenses. They amounted to R$12,991, R$13,310 and R$15,660 for the years ended December 31, 2003, 2002 and 2001, respectively.

i)	Stock- Based Compensation

The Company grants stock options for a fixed number of shares to employees. The Company accounts for stock option grants in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) and related Interpretations.

The Company’s pro forma information in accordance with SFAS 123 for the years ended December 31, 2003, 2002, and 2001 follows:

F - 9 -

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — Continued
Amounts are in thousands of Brazilian Reais – R$

3.	Summary of significant Accounting Policies — Continued

i)	Stock- Based Compensation — Continued

	2003	2002	2001
Net income (loss) as reported	35,732	(44,450)	(11,795)
Basic and diluted earnings (losses), in Reais per thousand common and preferred shares	0.11	(0.13)	(0.04)
Compensation expense under the fair value method, net of tax	(363)	(284)	(86)
Pro forma net income	35,369	(44,734)	(11,881)
Pro forma basic and diluted earnings per thousand common preferred shares	0,11	(0.13)	(0.04)

j)	Swaps

The Company entered into swap agreements as part of its program to manage its dollar denominated debt portfolio and related costs of borrowing.

k)	Derivatives and Hedging Activities

As of January 1, 2001, the Company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133) which was issued in June 1998 and its amendments SFAS 137, “Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of FASB Statement No. 133” and SFAS 138, “Accounting for Derivative Instruments and Certain Hedging Activities” issued in June 1999 and June 2000, respectively (collectively referred to as SFAS 133).

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

F - 10 -

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — Continued
Amounts are in thousands of Brazilian Reais – R$

3.	Summary of significant Accounting Policies — Continued

l)	New accounting pronouncements

In August 2001, the Financial Accounting Standards Board (“FASB”) issued Statement No. 143, “Accounting for Asset Retirement Obligations.” Statement No. 143 addresses the financial accounting and reporting for obligations and retirement costs related to the retirement of tangible long-lived assets. The provisions of Statement No. 143 were effective for fiscal years beginning January 1, 2003. The adoption of Statement 143 did not have a significant impact on the Company’s financial statements.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS 144 amends existing accounting guidance on asset impairment and provides a single accounting model for long-lived assets to be disposed of. Among other provisions, the new rules change the criteria for classifying an asset as held-for-sale. The standard also broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations, and changes the timing of recognizing losses on such operations. The provisions of SFAS 144 were effective for the Company’s fiscal year 2002. The adoption of SFAS 144 did not have a significant impact on the Company’s financial statements.

Effective January 1, 2003, the Company adopted SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” SFAS 145 rescinds SFAS 4, which required that all gains and losses from extinguishment of debt be reported as an extraordinary item. The adoption of SFAS 145 had no effect on the company’s consolidated financial position or results of operations.

F - 11 -

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — Continued
Amounts are in thousands of Brazilian Reais – R$

3.	Summary of significant Accounting Policies — Continued

l)	New accounting pronouncements — Continued

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51”. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for all new variable interest entities created or modified after January 31, 2003. For special purpose entities created prior to February 1, 2003, the provisions of FIN 46 must be applied by foreign private issuers, such as the Company, beginning January 1, 2004. For all other variable interest entities created prior to February 1, 2003, it is effective December 31, 2004. Management does not expect adoption of FIN 46 to have a material impact on the Company’s consolidated financial position, consolidated results of operations, or liquidity.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS 146 provides guidance related to accounting for costs associated with disposal activities covered by SFAS 144 or with exit or restructuring activities previously covered by Emerging Issues Task Force (“EITF”) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS 146 supersedes EITF 94-3 in its entirety. SFAS 146 requires that costs related to exiting an activity or to a restructuring not be recognized until the liability is incurred. SFAS 146 will be applied prospectively to exit or disposal activities that are initiated after December 31, 2002. SFAS 146 had no effect on the Company’s consolidated financial position or results of operations.

F - 12 -

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — Continued
Amounts are in thousands of Brazilian Reais – R$

3.	Summary of significant Accounting Policies — Continued

l)	New accounting pronouncements — Continued

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation, Transition and Disclosure.” SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. The transition and annual disclosure requirements of SFAS 148 were effective for the Company’s fiscal ending after December 15, 2002. The Company’s adoption of SFAS 148 did not have a material effect on its results of operations or financial condition.

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and did not have an effect on the Company’s financial statements.

4.	Property and Equipment

		Accumulated	Carrying
	Cost	Depreciation	Value
December 31, 2002
Buildings	17,139	2,575	14,564
Network equipment	594,334	243,479	350,855
Other equipment	136,991	64,659	72,332
Construction-in-progress	43,729	–	43,729

	792,193	310,713	481,480

December 31, 2003
Buildings	34,827	7,350	27,477
Network equipment	585,193	295,927	289,266
Other equipment	124,978	81,637	43,341
Construction-in-progress	51,268	–	51,268

	796,266	384,914	411,352

F - 13 -

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — Continued
Amounts are in thousands of Brazilian Reais – R$

4.	Property and Equipment — Continued

The Company incurred interest of R$59,077, R$47,856 and R$63,105 of which R$3,024, R$3,065 and R$6,040 was capitalized as property and equipment for the years ended December 31, 2003, 2002 and 2001, respectively.

5.	Long-Term Debt

	Institution	2003	2002
U.S. dollar denominated, unsecured, interest and principal due semi-annually through March 2003, interest at LIBOR plus 0.4% (LIBOR was 1.24% at December 31, 2003).	ABN AMRO	–	6,860
U.S. dollar denominated, unsecured, interest and principal due semi-annually through December 2004, interest at LIBOR plus 5.75%.	EDC*	18,058	44,166
U.S. dollar denominated, unsecured, interest and principal due semi-annually until September 2003, interest at LIBOR plus 4.15%; after September 2003, interest at 3%, sole installment due March 2004.	BBA Bank	30,340	37,104
U.S. dollar denominated, unsecured, interest at LIBOR plus 4.15%, sole installment due September 2003.	Santander	–	37,093
U.S. dollar denominated, unsecured, interest and principal due annually until September 2004, interest at 3.73%.	Santander	30,338	–
U.S. dollar denominated, unsecured, interest at LIBOR plus 3.925%, interest and principal due semi-annually beginning April 2002 until October 2005.	Citibank	72,230	132,499
Brazilian Reais facilities, adjusted by the long-term interest rate (TJLP)(11% at December 31, 2003), plus 3.8% per year. The interest payments and principal are due monthly, with final installment due in December 2005.	BNDES*	65,329	93,096
Brazilian Reais facilities, adjusted by the BNDES currency basket index (“Cesta de Moedas”), plus 3.8% per year. The interest payments and principal are due monthly, with final installment due in January 2006.	BNDES*	37,334	65,536
Other		423	667

Total		254,052	417,021
Less current portion		(165,556)	(199,741)

Long-term portion		88,496	217,280

F - 14 -

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — Continued
Amounts are in thousands of Brazilian Reais – R$

5.	Long-Term Debt — Continued

*	BNDES – National Bank for Economic and Social Development EDC – Export Development Canada

Minimum annual principal repayments of all long-term debt during the next four years as of December 31, 2003 are as follows:

2005	86,760
2006	1,736

Total	88,496

The financing contracts obtained by the subsidiary with BNDES, Citibank and EDC have covenants related to the use of funds as specified in the contracts, and the maintenance of principally balance sheet ratios. If an event of default occurs, such financing may have their due dates accelerated. At December 31, 2003 all covenants were met by the Company, except for those related to the EDC financing contract. As the EDC debt is due in December 2004, all amounts are already classified as current debt.

The contract with BNDES is secured by accounts receivable equivalent to 1.5 times the next highest principal payment. According to the contract, if the Company’s revenues fall below the projections, as defined in the contract, then the Company must deposit the aforementioned security in escrow. At December 31, 2003, the Company had approximately R$7,100 in escrow related to the BNDES contract, which was classified as other current assets.

6.	Capital Stock

The capital stock of the Company is comprised of preferred shares and common shares, all without par value. The Company has 700,000,000 thousand shares authorized, (including both preferred and common shares). At both December 31, 2003 and 2002, there were 210,460,313 thousand outstanding preferred shares (210,189,114 thousand at December 31, 2002) and 124,623,842 thousand outstanding common shares (124,463,251 thousand at December 31, 2002). The capital may be increased by a decision made at a shareholders’ meeting or by the Board of Directors in connection with the capitalization of profits or reserves, provided that the amounts were allocated for capital increases at a previous shareholders’ meeting. During 2003 and 2001, R$777 and R$25,267 of reserves, respectively, was capitalized in accordance with Brazilian Corporate Law. Such capitalization does not involve issuance of additional shares.

F - 15 -

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — Continued
Amounts are in thousands of Brazilian Reais – R$

6.	Capital Stock — Continued

The preferred shares are non-voting, except under limited circumstances, and are entitled to receive, on a priority basis, a minimum, annual non-cumulative dividends according to the greater of the following: (i) 6% of the stated value of the Company’s preferred shares; or (ii) (a) 3% of the stated value of the Company’s shareholders’ equity; and (b) a right to a share of the profits, as defined, to be distributed on the same basis as common shares, after common shares have been paid a dividend equal to the minimum preferred dividend mentioned in (a) above.

Under the Brazilian Corporate Law, the number of non-voting shares or shares with limited voting rights, such as the preferred shares, may not exceed two-thirds of the total number of outstanding shares.

At December 31, 2003 the Company has reserved 1,428,974 shares of preferred stock for issuance in connection with the stock option plans (354,643 for the 2000 plan and 1,064,331 for the 2003 plan). – see Note 15.

Dividends

Pursuant to its by-laws, and Brazilian Corporate Law, the Company is required to distribute as dividends in respect of each fiscal year ending on December 31, to the extent amounts are available for distribution, an aggregate amount equal to at least 25% of Adjusted Net Income, as defined below, on such date. The annual dividend distributed to holders of preferred shares, the “Preferred Dividend”, has priority in the allocation of Adjusted Net Income. Remaining amounts to be distributed are allocated first to the payment of a dividend to holders of common shares in an amount per share equal to the Preferred Dividend, and the remainder is distributed equally, on a per share basis, among holders of preferred shares and common shares.

F - 16 -

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — Continued
Amounts are in thousands of Brazilian Reais – R$

6.	Capital Stock — Continued

Dividends — Continued

For the purposes of the Brazilian Corporate Law, and in accordance with the Company’s by-laws, the “Adjusted Net Income” is an amount equal to the Company’s net profits under Brazilian GAAP adjusted to reflect allocations to or from (i) the legal reserve, (ii) a contingency reserve for anticipated losses, if any, and (iii) an unrealized revenue reserve, if any. Under Brazilian Corporate Law, the Company is required to appropriate 5% of its annual earnings calculated using Brazilian GAAP, after absorbing accumulated losses, to a legal reserve, which is restricted as to distribution. This reserve may be used to increase capital or to absorb losses, but may not be distributed as dividends. At December 31, 2003, the Company’s financial statements, prepared using Brazilian GAAP, presented an unconsolidated total equity of R$227,227 (R$227,595 at December 31, 2002) including a legal reserve in the amount of R$7,500 (R$7,311 at December 31, 2002) , capital reserves in the amount of R$49,540 (R$50,317 at December 31, 2002), capital stock in the amount of R$84,851 (R$84,074 at December 31, 2002) and other reserves in the amount of R$31,276 (R$37,202 at December 31, 2002). The remaining amount, R$54,060 (R$48,691 at December 31, 2002), is available for distribution.

Brazilian companies are permitted to attribute tax deductible interest expense on shareholders’ equity. This notional interest distribution may be treated for accounting purposes as a deduction from shareholders’ equity in a manner similar to a dividend. A 15% tax is withheld and paid by the Company upon credit of the interest. Interest attributed to shareholders’ equity is treated as a dividend for purposes of the mandatory dividend payable by the Company.

Under the Company’s bylaws, if dividends remain unclaimed for a period of three years, a shareholder’s right to receive the dividend lapses. During 2003 and 2002, dividends totaling R$219 and R$254, respectively, lapsed and were recorded through equity by the Company.

Dividends and interest on capital declared per thousand shares were:

	2003	2002	2001
Preferred shares	0.00	0.00	0.01
Common shares	0.00	0.00	0.01

F - 17 -

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — Continued
Amounts are in thousands of Brazilian Reais – R$

6.	Capital Stock — Continued

Capital Reserves

On December 28, 1999, the shareholders approved a legal reorganization whereby a major shareholder contributed certain assets to the Company resulting in future tax benefits. This asset will result in amortization expense and a related tax benefit. For US GAAP purposes, in accordance with EITF 94-10, tax effects caused by transactions with shareholders were not included in the Company’s income statement but rather in equity. Therefore, the Company recorded a deferred tax asset of R$48,818 with an offsetting amount as Capital Reserves. The deferred tax asset will be realized as the tax benefits are recognized for local tax purposes over a period of up to 10 years.

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

During 2003, there was no issuance of shares in connection with the capital increase, which represent the amount of tax benefit related to fiscal year 1999 not to be utilized by the Company. During 2001, the Company issued 271 thousand preferred shares and 161 thousand common shares to the major shareholder that contributed the tax benefit, reflected as a reduction in capital reserves in the Company’s financial statements.

7.	Earnings (Loss) Per Share

In these consolidated financial statements, information is disclosed per lot of one thousand shares, because this is the minimum number of shares that can be traded on the Brazilian stock exchanges.

F - 18 -

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — Continued
Amounts are in thousands of Brazilian Reais – R$

7.	Earnings (Loss) Per Share

Since the preferred and common shareholders have different dividend, voting and liquidation rights, basic earnings per share has been calculated using the “two-class” method. The “two-class” method is an earnings allocation formula that determines earnings per share for preferred and common shares according to the dividends to be paid as required by the Company’s by-laws and participation rights in undistributed earnings.

Basic earnings per common share are computed by reducing net income by distributable and undistributable net income available to preferred shareholders and dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the period. Net income available to preferred shareholders is the sum of the preferred dividends distributable net income, and the preferred shareholders’ portion of undistributed net income.

Undistributed net income is computed by deducting preferred dividends and common dividends from net income. Undistributed net income is shared equally, on a per share basis, by the preferred and common shareholders. Options issued under the Company’s 2000 stock options plan are antidilutive for each of the years presented. Options issued under the 2003 stock option plan are dilutive and included in the diluted weighted average number of preferred shares.

Under the Company’s bylaws, if the Company is able to pay dividends in excess of the minimum requirement for preferred shareholders and the remainder of the net income is sufficient to provide equal dividends to both common and preferred shareholders, then the earnings per share will be the same for both common and preferred shareholders.

The following table sets forth the computation of basic and diluted earnings per thousand of common shares:

F - 19 -

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — Continued
Amounts are in thousands of Brazilian Reais – R$

7.	Earnings (Loss) Per Share

	2003	2002	2001
Numerator:
Net income (loss)	35,732	(44,450)	(11,795)
Net income (loss) available to preferred stockholders – numerator for basic and diluted earnings per thousand shares	22,443	(27,918)	(7,408)

Net income (loss) available to common stockholders – numerator for basic and diluted earnings per thousand shares	13,289	(16,532)	(4,387)

Denominator:
Basic and diluted weighted-average number of common shares (in thousands)	124,623,842	124,623,842	124,571,045

Basic and diluted earnings (loss), in Reais per thousand common shares	0.11	(0.13)	(0.04)

Basic weighted-average number preferred shares (in thousands)	210,460,313	210,460,313	210,371,152
Diluted weighted-average number of preferred shares (in thousands)	211,524,644	210,460,313	210,371,152
Basic and diluted earnings (loss), in Reais per thousand preferred shares	0.11	(0.13)	(0.04)

8.	Income Taxes

Brazilian income taxes comprise federal income tax and the social contribution tax. The statutory rates for income tax and for the social contribution tax are 25% and 9% at December 31, 2003, 2002 and 2001, respectively.

Following is the detail of income tax expense for the years ended December 31, 2003, 2002 and 2001, respectively:

	2003	2002	2001
Federal income tax charge	–	2,877	6,877
Social contribution tax charge	–	1,805	697
Deferred taxes	25,652	(29,625)	(10,746)

Income tax expense as reported in the accompanying financial statements	25,652	(24,943)	(3,172)

F - 20 -

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — Continued
Amounts are in thousands of Brazilian Reais – R$

8.	Income Taxes — Continued

Following is a reconciliation of the reported income tax expense and the amount calculated by applying the combined statutory tax rate of 34% for the years ended December 31, 2003, 2002 and 2001, respectively:

	2003	2002	2001
Book income (loss) before income taxes and minority interest calculated at statutory rate	25,302	(28,792)	(6,815)
Non-deductible expenses (non taxable income) and others	350	5,158	3,643
Social contribution enacted rate adjustment	–	(1,309)	–

Income tax expense as reported in the accompanying financial statements	25,652	(24,943)	(3,172)

During 2002 the enacted social contribution rate was increased from 8% to 9% beginning on January 1, 2003.

	2003	2002
Following is an analysis of deferred income tax assets and liabilities:
Deferred tax assets:
Income taxes losses carry forwards	25,720	16,953
Assets related to paid in capital	30,055	34,986
Accelerated depreciation	2,948	2,009
Accrued expenses and provision for contingencies	24,339	57,301
Allowance for doubtful accounts	13,374	10,503
Capitalized interest	—	750

	96,436	122,502
Deferred tax liabilities:
Capitalized interest	(561)	—
Cumulative indexation differences	(1,271)	(2,481)

Net deferred tax assets	94,604	120,021

Current portion	28,492	5,030
Long-term deferred income taxes	66,112	114,991

Net deferred tax assets	94,604	120,021

At December 31, 2003, the total loss carry forwards are R$75,647. Brazilian tax legislation limits the use of loss carry forwards to 30% of net income per year, and such carry forwards have no expiration limit.

F - 21 -

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — Continued
Amounts are in thousands of Brazilian Reais – R$

9.	Transactions with Related Parties

The Company has entered into transactions with some of its controlling shareholders and other related parties for certain services. Transactions with related parties are carried out based on amounts agreed upon by the respective related parties.

a)	Roaming Agreements

The Company’s subsidiary is a member of a national roaming committee of cellular operators that includes Telemig Celular S.A., subsidiary of the affiliate Telemig Celular Participações S.A. The purpose of the committee is to oversee technical and system aspects to ensure the highest quality of roaming service. As required by Brazilian regulation, Amazônia Celular S.A. and Telemig Celular S.A. facilitate roaming to their respective subscribers.

b)	TPSA do Brasil Ltda

TPSA do Brasil (TPSA) (formerly Telesystem International Wireless – TIW) was the parent company of the 49% owner of Telpart Participacoes S.A., the Company’s controlling shareholder. On March 26, 2003, Highlake International Business Company Ltd. (“Highlake”), which is indirectly controlled by investment and mutual funds managed by Banco Opportunity, acquired TPSA’s total share ownership in Telpart.

From 2000 through March 2003, the direct and indirect shareholders of Telpart, as well as a group of private equity investment fund shareholders holding an aggregate of approximately 15% of the Company’s outstanding voting stock, were involved in a dispute over the right to appoint the members of the Company’s board of directors and that of its operating company, Telemig Celular S.A. The dispute involved numerous injunctions and legal proceedings. However, on March 26, 2003, this dispute was settled with the acquisition of TPSA’s total share interests in Telpart by Highlake.

At both December 31, 2002 and 2001, the Company had liabilities to TPSA of approximately R$12,887, related to expenses (principally, salaries and benefits) as claimed by TPSA against the Company. In March 2003, the dispute involving the reimbursement of these expenses was settled for an amount of R$10,988. The Company reversed a total of R$1,899 related to the remaining portion of the liability recorded on its books after the settlement as a credit to stockholders’ equity.

F - 22 -

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — Continued
Amounts are in thousands of Brazilian Reais – R$

9.	Transactions with Related Parties — Continued

c)	Cost Sharing Agreement

In order to maximize efficiency in resource allocation between Telemig Celular Participações S.A. and its subsidiary, and the Company and its subsidiary, the Company has entered into a cost sharing agreement pursuant to which certain costs that are incurred for the benefit of both companies and their subsidiaries are allocated to each company based on criteria designed to reflect the actual amount of use by each company. The costs that are allocated under this cost sharing agreement refer primarily to personnel, marketing and outside consulting fees. During the years ended December 31, 2003, 2002 and 2001 the Company was charged from Telemig Celular Participações S.A. and its subsidiary the amounts of R$12,904, R$16,345 and R$11,980, respectively.

d)	Latinvest Asset Management

At December 31, 2002, the Company has cash equivalents of approximately R$11,807 deposited in Latinvest Red, an investment fund managed by Latinvest Asset Management (an exclusive fund for the Company and its subsidiary – managed under the financial policy of the Company), a shareholder of the Company. This cash investment earned net interest of 19.99% and net interest income related to this cash equivalent amounted to R$3,649 during 2002. At December 31, 2003, the Company no longer held such fund in its investment portfolio.

10.	Pension plan and other post-retirement benefit plans

The Company participates in a multi-employer defined benefit pension plan and other post-retirement benefit plans administered by the Fundação Sistel de Seguridade Social (“Sistel”), a minority shareholder.

Effective 2000, the plan was modified and changed into a multiple employer pension plan with respect to active employees. The plan assets and liabilities related to active employees were transferred into a new plan and the benefits remained unchanged. The post-retirement benefit plans remained unchanged as multi-employer plans.

F - 23 -

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — Continued
Amounts are in thousands of Brazilian Reais – R$

10.	Pension plan and other post-retirement benefit plans — Continued

Substantially all of the Company’s employees are covered by these plans. The Company contributed R$166, R$220 and R$168 in 2003, 2002 and 2001, respectively, with respect to the multi-employer plans.

In 1999, Sistel approved changes to the plan statutes resulting in the break up of plan assets and liabilities related to the active participants of each sponsor. Sistel did not break up plan assets and liabilities related to inactive participants and, thus, the Company will continue to sponsor the Sistel plan for such inactive participants.

At December 31, 2003 and 2002, the Company recorded its estimated portion of the unfunded pension liability of R$5,486 and R$6,610, respectively.

The pension benefit is generally defined as the difference between (i) 90% of the retiree’s average salary during the last 36 months indexed to the date of retirement and (ii) the value of the retirement pension paid by the Brazilian social security system. For retired employees the initial pension payment is subsequently adjusted upwards to recognize cost of living increases and productivity awards granted to active employees. In addition to the pension supplements, post-retirement health care and life insurance benefits are provided to eligible pensioners and their dependents.

Contributions to the plans are based on actuarial studies prepared by independent actuaries. The actuarial studies are revised periodically to identify whether adjustments to the contributions are necessary.

The Company uses a measurement date of December 31 for its pension and other post-retirement benefit plans.

The change in plans assets and benefit obligations, and the annual pension cost of the multiple employer pension plan, for the active employees plan and the related actuarial assumptions, for the years ended December 31, 2003 and 2002 are as follows:

F - 24 -

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — Continued
Amounts are in thousands of Brazilian Reais – R$

10.	Pension plan and other post-retirement benefit plans — Continued

Change in plan assets

	2003	2002
Fair value of plan assets at beginning of year	17,634	13,591
Actual return on plan assets	4,227	3,604
Sponsors’ and participants’ contributions	971	1,089
Benefits paid and expenses	(861)	(650)

Fair value of plan assets at end of year	21,971	17,634

Change in benefit obligations

	2003	2002
Benefit obligation at beginning of year	17,598	15,216
Service cost	1,317	1,217
Interest cost	1,980	1,714
Actuarial losses (gains)	(2,785)	101
Benefits paid	(861)	(650)

Benefit obligation at end of year	17,249	17,598

The accumulated benefit obligation for the pension plans was R$14,501 and R$12,833 at December 31, 2003 and 2002, respectively.

	2003	2002
Funded status	4,722	36
Unrecognized net gains	(10,208)	(6,646)

Accrued benefit cost	(5,486)	(6,610)

Components of net periodic pension cost

	2003	2002	2001
Service cost	1,317	1,217	1,344
Interest cost	1,980	1,714	1,546
Expected return on assets	(2,612)	(2,044)	(1,757)
Gains and other	(1,260)	(1,116)	(723)

Net periodic pension (benefit) cost	(575)	(229)	410

F - 25 -

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — Continued
Amounts are in thousands of Brazilian Reais – R$

10.	Pension plan and other post-retirement benefit plans — Continued

The weighted-average actuarial assumptions, as determined by actuaries, were as follows:

	2003	2002
Discount rate for determining projected benefit obligations	11.30%	11.30%
Rate of increase in compensation levels	7.10%	8.15%
Expected long-term rate of return on plan assets	11.30%	14.45%

The expected long-term rate of return for the plan assets was set up based on the pension portfolio’s past average rate or earnings, discussion with portfolio managers and comparisons with similar companies. The expected long-term rate of return is based on an asset allocation assumption of up to 20% to equities and a minimum of 80% fixed income securities

Plan Assets

The Company pension plan weighted-average asset allocations at December 31, 2002 and 2003, by asset category are as follows:

	2003	2002
Equity securities	16%	13%
Debt securities	84%	87%

Total	100%	100%

The Sistel PBS Tele Norte Celular and Tele Norte Celular Benefit Plan Investment Policy is addressed in the Equity Application Master Plan (PDAP), which sets forth the policy for application and management of funds supporting the Plan, with a view to meeting the profitability and social security goals in accordance with the related actuarial liability.

Based on the short, medium and long-term macroeconomic scenarios prepared by SISTEL, the PDAP sets out objectives, goals and restrictions as to the investment of plan funds, and determines and designs the strategic assignment of these funds in each segment and portfolio, as well as the assets that may be selected and the strategy to be adopted to manage these assets.

F - 26 -

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — Continued
Amounts are in thousands of Brazilian Reais – R$

10.	Pension plan and other post-retirement benefit plans — Continued

The assignment addressed in the PDAP sets forth the ceiling and floor limits to break down the asset portfolio into fixed-income and variable assets, as well as loans and financings to the members of the plan, taking into consideration the limits set forth in National Monetary Council Resolution No. 3121, apart from the criteria for selection of these assets.

The minimum actuarial rate forecast for the Plan consists of a profitability at least equal to INPC (Broad National Consumer Price Index) + 6% p.a.

The Company expects to contribute up to R$1,017 to the defined benefit pension plan in 2004.

11.	Commitments

At December 31, 2003, the Company has capital expenditure commitments of R$2,900 related to the continuing expansion and modernization of the network.

The Company rents certain equipment and premises through a number of operating lease agreements that expire at different dates. Total rent expense under these agreements was R$8,849, R$8,455 and R$7,970 for the years ended December 31, 2003, 2002 and 2001, respectively.

Future minimum lease payments under non-cancelable operating leases with an initial term of one year or more are as follows at December 31, 2003.

Year ending December 31, 2004	5,140
2005	3,419
2006	2,158
2007	1,592
2008 and after	639

Total minimum payments	12,948

The Company’s concession requires that certain network coverage requirements and service quality milestones be met to continue to be valid and permit the Company to operate.

F - 27 -

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — Continued
Amounts are in thousands of Brazilian Reais – R$

12.	Contingencies

ICMS tax on monthly fees, activation fees and additional services

The Company believes that the ICMS (Imposto sobre Circulação de Mercadorias e Serviços), a state value-added tax, relates to telecommunications services, and therefore the application of ICMS on monthly fees, activation fees and additional services lacks legal support, as these do not constitute telecommunications services. During the fourth quarter of 1998, the Company was granted an injunction by the Treasury Court of each of the five states in which it operates and therefore stopped remitting to the state governments the ICMS on monthly fees and additional services.

On December 31, 2003, based upon their tax consultants’ opinion, the subsidiaries decided to record a provision for contingencies. The provisions mentioned above are R$69,021 (R$60,559 in 2002), which is presented net of escrow deposits of R$66,956 (R$52,288 in 2002) in the accompanying financial statements.

Other litigation

The Company is subject to legal proceedings, administrative proceedings and claims of various types in the ordinary course of its business for which an accrual of R$5,194 and R$5,004, as of December 31, 2003 and 2002, respectively, has been recorded in these accompanying consolidated financial statements. In management’s opinion, the ultimate settlements, if any, will not have any additional significantly adverse effect on the Company’s financial condition or results of operations.

13.	Financial Instruments

a)	Fair value of financial assets and liabilities

Estimated fair values of the Company’s financial assets and liabilities have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimated fair values. Accordingly, the amounts presented below are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair values.

F - 28 -

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — Continued
Amounts are in thousands of Brazilian Reais – R$

13.	Financial Instruments — Continued

a)	Fair value of financial assets and liabilities — Continued

The fair value information as of December 31, 2003 and 2002 presented below is based on the Company’s current borrowing rates for similar types of borrowing arrangements. Financial assets or liabilities are not shown when no significant difference in values is believed to exist.

	2003		2002
	Book value	Fair value	Book value	Fair value
Long-term debt	254,052	251,536	417,021	408,706

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

Credit risk with respect to trade accounts receivable is mitigated by the diversity of the Company’s client portfolio. The Company continually monitors the level of trade accounts receivables and limits the exposure to bad debts by cutting access to the telephone network if any invoice is twenty days past due. Exceptions comprise telephone services that must be maintained for reasons of safety or national security. The Company does not require collateral for accounts receivable.

There is no concentration of available sources of labor, services, concessions or rights, other than those mentioned above, that could, if suddenly eliminated, severely impact the Company’s operations.

All of the Company’s employees participate in a collective bargaining agreement which expires and is renewable on an annual basis.

F - 29 -

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — Continued
Amounts are in thousands of Brazilian Reais – R$

14.	Swaps

The Company uses derivative instruments for hedging purposes. At December 31, 2003 and 2002, the Company held foreign currency swap agreements related to its U.S. dollar denominated debt agreements in an effort to protect against variations in the exchange rate between the U.S. dollar and the Brazilian real.

Through the swap agreements, the Company earns the exchange variation between the United States dollar and the Brazilian Real plus 8.95% to 14.90% and pays an amount based on a short term inter bank rate. The annualized short term inter bank rate was 23.17% and 19.11% at December 31, 2003 and 2002, respectively. At December 31, 2003 and 2002, these agreements have total notional amount of R$120,095 and R$182,986, and expire on various dates through 2006.

The fair values of the Company’s foreign currency rate swap agreements were estimated based on quoted market prices of comparable contracts and, at December 31, 2003 and 2002, were approximately the following:

	2003	2002
Gross assets	181,433	251,711
Gross liabilities	175,536	231,833

Net investments – swap agreements	5,897	19,878
Less current portion assets (liabilities)	(2,582)	11,368

Long term portion	8,479	8,510

The fair value is reflected in investments – swap agreements in the accompanying financial statements, net of the fair value of the Company’s commitment under the swap agreements. The income (expense) derived from the swap agreements of approximately R$(24,600) and R$34,164 for 2003 and 2002, respectively, is reflected in financial expense for 2003 and financial income for 2002, in the accompanying financial statements.

15.	Stock-Based Compensation

On October 5, 2000, the Company’s Board of Directors approved two long-term incentive plans as follows:

F - 30 -

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — Continued
Amounts are in thousands of Brazilian Reais – R$

15.	Stock-Based Compensation — Continued

a)	The first plan covers certain key executives who may receive shares of the Company’s common or preferred stock. The shares are earned and shares will be issued only to the extent that the Company achieves performance goals determined by the Board of Directors during a five-year performance period. Through December 31, 2003, no shares have been granted as the performance goals have not been achieved and, consequently, no compensation expense has been recognized.

b)	The second plan covers key executives (who also participate in the first plan) and other employees. Options granted under this plan relate to preferred stock and are exercisable at the market price at the date of grant. The vesting period is 20% during the second year, 60% during the third year and 100% during the fourth year. Information related to these options is summarized below:

	Number of
	Options	Exercise Price
Outstanding as of December 31, 2000	872,697	1.44
Forfeited	(186,372)	1.44
Outstanding as of December 31, 2001	686,325	1.44
Forfeited	(97,382)	1.44
Outstanding as of December 31, 2002	588,943	1.44
Forfeited	(234,300)	1.44
Outstanding as of December 31, 2003	354,643	$1.44
271,869 options exercisable at $1.44 at December 31, 2003
217,315 options exercisable at $1.44 at December 31, 2002
49,763 options exercisable at $1.44 at December 31, 2001
Weighted average fair value of options granted during 2000		$0.68

The Boards of Directors of the Company and of its subsidiary approved a new long-term incentive plan in December 2003.

The new plan covers key executives of the Company (who also participate in the two plans above). Options granted under this new plan relate to preferred stock and are exercisable at the market price at the date of the grant, discounted by 20%. The vesting period is 40% beginning January 2004, 70% beginning January 2005 and 100% beginning January 2006. Information related to these options is summarized below:

F - 31 -

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — Continued
Amounts are in thousands of Brazilian Reais – R$

15.	Stock-Based Compensation — Continued

	Number of
	Options	Exercise Price
Outstanding as of December 31, 2002	–	–
Granted	1,064,331	0.49
Outstanding as of December 31, 2003	1,064,331	$0.49
No options exercisable at December 31, 2003
Weighted average fair value of options granted during 2003		$0.29

Pro forma information regarding net income and earnings per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of the grants using a Black-Scholes option-pricing model with the following weighted-average assumptions for 2003, 2002 and 2001:

	2003	2002	2001
Risk-free interest rates	6%	6%	6%
Dividend yield	6%	6%	6%
Volatility factors of the expected market price of the Company’s preferred stock	0.83	0.91	0.97
Weighted-average expected life of the option	4	5	6

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period.

F - 32 -

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — Continued
Amounts are in thousands of Brazilian Reais – R$

16.	Other Information

The changes in the allowance for doubtful accounts during the three years ended December 31, 2003 were as follows:

	2003	2002	2001
Balance at beginning of period	30,888	31,598	36,048
Charged to cost and expenses	8,984	11,646	51,427
Write-off and recoveries	(539)	(12,356)	(55,877)

Balance at end of period	39,333	30,888	31,598

17.	Subsequent events

a) On January 12, 2004, the subsidiary Amazônia Celular S.A., together with its affiliate Telemig Celular S.A., completed a foreign debt offering, through the issuance of unsecured senior notes, negotiated together as note units.

The total value of the financing transaction was US$120 million (R$337,956 at January 12, 2004), being US$40 million (R$112,652 at January 12, 2004) to Amazônia Celular S.A. and US$80 million (R$225,304 at January 12, 2004) to Telemig Celular S.A.

Issuance terms: Coupon: 8.750% a year Issuance price: 99.504% Yield to maturity: 8.875% Period: 5 years

b) (unaudited) On March 18, 2004, a new pension plan, also administered by Sistel, was approved by the “Secretaria de Previdência Complementar”. All the Company’s employees may join the new plan, and all participants of the PBS Tele Norte Celular plan will be encouraged to migrate their benefits and resources to the new plan. Employees will be able to join the new plan until June 16, 2004.

F - 33 -

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — Continued
Amounts are in thousands of Brazilian Reais – R$

17.	Subsequent events — Continued

The new plan is a defined contribution plan, except for sickness benefits, for which there is a defined benefit of up to 24 months. Participants and the Company will each contribute 50% of the plan’s cost. The plan defines retirement at age 60, with advanced retirement at age 50, and includes disability retirement, sickness benefits and pension in case of casualty. Contributions with Company parity will range from 0.5% to 2% and additional contributions without Company parity may range from 0.5% to 6% of salary. Benefit at retirement will depend on the time and amount of contributions, as well as on the performance of the fund’s investments.

c) In 2002, Anatel changed the Personal Mobile Service Contract (SMP or Serviço Móvel Pessoal), first enacted in December 2000, thus encouraging companies operating under the Cellular Mobile Service Contract (SMC or Serviço Móvel Celular) to migrate to the SMP regime. SMP is an authorization contract and it replaces the SMC (concession contract). New rules are applicable to the migrating companies, as contemplated by Anatel Resolutions Nos. 316/02 through 321/02 and 326/02. The Company has migrated to the SMP regime as of February 19, 2004. Under the SMP regime, the Company will no longer receive payment from its customers for outbound long-distance traffic, but will receive payment for the use of its network, in accordance with the network usage remuneration plan. However, the SMP regime establishes free negotiation of the network usage fee among telecommunication service providers starting as of June 30, 2004. According to Anatel, the current interconnection fees will not change until February 9, 2005.

F - 34 -