Form 20-F
period 2004-12-31
TELE NORTE CELULAR PARTICIPACOES SA
filed 2005-06-30
CIK 1072345

As filed with the Securities and Exchange Commission on June 30, 2005

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004 For the fiscal year ended December 31, 2004
OR
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
70714-000 Brasilia-DF, Brazil
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.
Title of each class	Name of each exchange on which registered
Preferred Shares without par value	New York Stock Exchange *
Depositary Shares, each representing	New York Stock Exchange
50,000 Preferred Shares
_____________________________
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

Yes                   No

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17            Item 18

i

INTRODUCTION

     Tele Norte Celular Participações S.A., a corporation organized under the laws of the Federative Republic of Brazil, is referred to in this annual report as “the Registrant.” Amazônia Celular S.A. (previously named Amazônia Celular S.A. – Maranhão) is the Registrant’s operating subsidiary and is referred to as “Amazônia Celular” or “the Company.” Amazônia Celular, together with the Registrant, is referred to as “we”, “us” or “our”, unless the context requires otherwise. On December 31, 2002, we merged the subsidiaries of Amazônia Celular S.A. – Maranhão, namely Amazônia Celular S.A. – Amapá, Amazônia Celular S.A. – Amazonas, Amazônia Celular S.A. – Pará and Amazônia Celular S.A. – Roraima into Amazônia Celular S.A. – Maranhão. On March 19, 2003, the shareholders of Amazônia Celular S.A. – Maranhão approved the change of its name into Amazônia Celular S.A.

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

     We are one of the companies formed as a result of the breakup of Telecomunicações Brasileiras S.A. –Telebrás, or Telebrás, by the federal government of Brazil in May 1998. Amazônia Celular was formed in January 1998 to receive all of the share capital held by Telebrás in its operating subsidiaries that provided cellular telecommunication services in the states of Pará, Maranhão, Roraima, Amapá and Amazonas. References to Amazônia Celular operations prior to January 1998 are to the cellular operations of its predecessor. See “Item 4—Information on the Company—Historical Background.”

     We have prepared our consolidated financial statements included in this annual report in conformity with generally accepted accounting principles in the United States, or U.S. GAAP, as at and for the years ended December 31, 2002 and 2003 audited by Ernst & Young Auditores Independentes S/S, Belo Horizonte, Brazil Independent Auditors and for the year ended December 31, 2004 audited by PricewaterhouseCoopers Auditores Independentes, Belo Horizonte, Brazil, Independent Auditors.

     Unless otherwise specified, data relating to the Brazilian telecommunications industry included in this annual report was obtained from Anatel. The “Glossary of Telecommunications Terms” that begins on page 75 provides the definition of certain technical terms used in this annual report.

FORWARD-LOOKING STATEMENTS

     This annual report contains statements that may constitute forward-looking statements. These include statements regarding our current expectations, intentions and projections about future events and financial trends affecting our business. These statements include, but are not limited to:

  trends affecting our business, financial condition, revenues, results of operations and prospects,

  any statements preceded by, followed by or that include the words “believes,” “expects,” “predicts,” “anticipates,” “intends,” “estimates,” “should,” “may” or similar expressions, and other statements contained in this annual report regarding matters that are not historical facts.

     Because these statements are subject to uncertainty, actual results may differ materially from those expressed or implied by these forward-looking statements. Factors that could cause actual results to differ materially from those contained in forward-looking statements include, but are not limited to:

  the pursuit of business strategies that cause our business, financial condition, revenues, results of operations or prospects to change, including the migration of our network to GSM technology and acquisitions or dispositions of assets or internal affiliates, changes to our ownership structure, management or shareholder composition,

  our migration from the Cellular Mobile Service Contract (Serviço Móvel Celular), or SMC, regime to the Personal Mobile Service Contract (Serviço Móvel Pessoal), or SMP, regime,

  the negotiation of interconnection agreements,

  new governmental regulation and tax matters,

  inflation and changes in currency exchange rates,

  our ability to sustain or improve our performance,

  expectations and estimates of our management concerning future capital expenditures, other investments to attract and retain subscribers, financial performance, financing plans and the effects of competition, new entrants into our area and the intensification of competition in the Brazilian telecommunications industry,

  our ability to use deferred tax assets

  adverse legal or regulatory disputes,

  changes in regional, national and international business and economic conditions, including inflation and currency devaluations,

  incidence of cloning and subscription fraud,

  political, economic, regulatory and demographic developments in Brazil generally and in the region in Brazil where we conduct our business, and the factors discussed under “Item 3D—Risk Factors”, which you are urged to carefully review.

     You should not place undue reliance on these statements, which speak only as of the date that they were made. These cautions should be considered in connection with any written or oral forward-looking statements that we make.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

ITEM 3. KEY INFORMATION

A. Selected Financial Data

     The selected financial information presented below should be read in conjunction with our consolidated financial statements as of December 31, 2003 and 2004 for the years ended December 31, 2002, 2003 and 2004, and the related notes included in this annual report, as well as the information in “Item 5—Operating and Financial Review and Prospects.”

Changes in Our Accounting Methodology

     In May 2000, the Registrant contributed the capital stock of its other four subsidiaries to Amazônia Celular S.A.– Maranhão. At the same time, Amazônia Celular S.A.– Maranhão acquired the minority interests in the four subsidiaries by means of redemptions and conversions of shares into Amazônia Celular S.A.– Maranhão capital stock. As a result, Amazônia Celular S.A.– Maranhão became the Registrant’s only direct subsidiary and the sole shareholder of each of Amazônia Celular S.A.– Amazonas, Amazônia Celular S.A.– Roraima, Amazônia Celular S.A.– Amapá and Amazônia Celular S.A.– Pará. The financial data in the table below for the Registrant for the first four months of 2000 consist of the financial data for Amazônia Celular S.A.– Maranhão combined with the aggregated financial data for the other four operating companies that became subsidiaries of Amazônia at the end of that four-month period.

     On December 31, 2002, the shareholders of Amazônia Celular S.A.– Maranhão approved in a shareholders’ meeting the merger into Amazônia Celular S.A.– Maranhão of its subsidiaries, namely Amazônia Celular S.A.–Amapá, Amazônia Celular S.A.– Amazonas, Amazônia Celular S.A.– Pará and Amazônia Celular S.A.– Roraima. On March 19, 2003, the shareholders of Amazônia Celular S.A. – Maranhão approved the change of its name to Amazônia Celular S.A.

U.S. GAAP Selected Financial Information

	Year ended December 31,

	2000	2001	2002	2003	2004

Statement of operations data:
Net revenue (in thousands)	R$480,622	R$522,043	R$462,519	R$533,528	R$512,356
Operating income (in thousands)	30,153	57,564	38,340	62,035	15,889
Cumulative effect of accounting	--	1,567	--	--	--
change, net (in thousands)
Net income (loss) (in thousands)	7,947	(11,795)	(44,450)	35,732	(86,499)
Basic and diluted earnings (loss)
per thousand common shares
Before cumulative effect of FAS 133	0.02	(0.04)	(0.13)	0.11	(0.26)
Cumulative effect of FAS 133	--	0.01	--	--	--
Net income	0.02	(0.03)	(0.13)	0.11	(0.26)
Basic and diluted earnings (loss)
per thousand preferred shares
Before cumulative effect of FAS 133	0.02	(0.04)	(0.13)	0.11	(0.26)
Cumulative effect of FAS 133	--	0.01	--	--	--
Net income	0.02	(0.03)	(0.13)	0.11	(0.26)
Dividends per thousand shares(1)	0.01	0.01	--	--	0.02
Number of shares (in thousands)	334,652,366	335,084,155	335,084,155	335,084,155	335,084,155

Other financial data:
Capital expenditures (in thousands)	R$187,121	R$184,357	R$51,393	R$29,087	R$156,051

	As of December 31,

	2000	2001	2002	2003	2004

		(in thousands)
Balance sheet data:
Cash and cash equivalents	R$164,740	R$89,778	R$59,928	R$8,084	99,879
Working capital	156,995	17,719	(121,926)	(88,004)	(90,994)
Total assets	846,717	829,802	782,739	653,415	725,177
Long-term debt (including current	348,900	400,271	417,021	223,714	272,602
portion)
Shareholders’ equity	261,812	245,808	201,612	239,462	148,813
Capital stock	58,205	84,074	84,074	84,851	84,851
____________________________________
(1)	For the periods presented, dividends per preferred share were the same as dividends per common share, and they were calculated based upon the number of outstanding shares on the date the dividends were declared.

Exchange Rates

     Prior to March 14, 2005, there were two principal legal foreign exchange markets in Brazil:

  the commercial rate exchange market; and

  the floating rate exchange market.

     Most trade and financial foreign-exchange transactions were carried out on the commercial rate exchange market. These transactions included the purchase or sale of shares or payment of dividends or interest with respect to shares. Foreign currencies could only be purchased in the commercial exchange market through a Brazilian bank authorized to operate in these markets. In both markets, rates were freely negotiated.

     Resolution No. 3.265 by the National Monetary Council, dated March 4, 2005, consolidated the foreign exchange markets into one single foreign exchange market, effective as of March 14, 2005. All foreign exchange transactions are now carried out through institutions authorized to operate in the consolidated market and are subject to registration with the Central Bank’s electronic registration system. Foreign exchange rates continue to be freely negotiated, but may be influenced by Central Bank intervention.

     Since 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely, and during that period, the real/U.S. dollar exchange rate has fluctuated considerably. In the past, the Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate market through a currency band system or otherwise. The real may depreciate or appreciate against the U.S. dollar substantially in the future. For more information on these risks, see “Risk Factors—Risks Relating to Brazil.”

     The following tables set forth the commercial selling rate, expressed in reais per U.S. dollar (R$/US$), for the periods indicated.

	R$ per US$1.00

Year	Low	High	Average(1)	Year-End

2000	1.7234	1.9847	1.8348	1.9554
2001	1.9357	2.8007	2.3532	2.3204
2002	2.2709	3.9552	2.9983	3.5333
2003	2.8219	3.6623	3.0600	2.8892
2004	2.6544	3.2051	2.9015	2.6544
__________________
Source: Central Bank
(1)	Represents the average of the exchange rates on the last day of each month during the relevant period.

	Exchange Rate of Brazilian Currency per US$1.00

Month	Low	High

December 2004	2.6544	2.7867
January 2005	2.6248	2.7222
February 2005	2.5621	2.6320
March 2005	2.6011	2.7621
April 2005	2.5191	2.6594
May 2005	2.3780	2.5142

__________________
Source: Central Bank/Bloomberg

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

     In the past, the Brazilian government has intervened in the Brazilian economy and occasionally made drastic changes in policy. The Brazilian government’s actions to control inflation and affect other policies have included high interest rates, wage and price controls, currency devaluations, capital controls, and limits on imports, among other actions. Our business, financial condition, revenues, results of operations and prospects may be adversely affected by changes in government policies, as well as general economic factors including:

  currency fluctuations;

  inflation;

  price instability;

  energy policy;

  interest rate increases;

  liquidity of domestic capital and lending markets;

  changes in tax policy; and

  other political, diplomatic, social and economic developments in or affecting Brazil.

     Uncertainty over whether the Brazilian government will implement changes in policy or regulation affecting these or other factors in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and securities issued abroad that are supported by Brazilian issuers. These and other future developments in the Brazilian economy and governmental policies may adversely affect us and our business and results of operations and may adversely affect the trading price of the ADSs.

     Inflation and government efforts to combat inflation may contribute significantly to economic uncertainty in Brazil and could harm our business and the market value of the ADSs.

     Brazil has in the past experienced extremely high rates of inflation. More recently, Brazil’s annual rate of inflation was 10.0% in 2000, 10.4% in 2001, 25.3% in 2002, 8.7% in 2003 and 12.4% in 2004 (as measured by ¥ndice Geral de Preços—Mercado, or the IGP-M). Inflation, and certain government actions taken to combat inflation, have in the past had significant negative effects on the Brazilian economy. Actions taken to curb inflation, coupled with public speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. Future Brazilian government actions, including interest rate decreases, intervention in the foreign exchange market and actions to adjust or fix the value of the real may trigger increases in inflation. If Brazil experiences high inflation in the future, we may not be able to adjust the rates we charge our customers to offset the effects of inflation on our cost structure. Inflationary pressures may also hinder our ability to access foreign financial markets or lead to government policies to combat inflation that could harm our business or adversely affect the market value of our preferred shares and, as a result, the ADSs.

     Fluctuations in the value of the real against the value of the U.S. dollar and other foreign currencies may adversely affect our ability to service obligations payable in or pegged to the U.S. dollar or other foreign currencies and could lower the market value of the ADSs and our preferred shares.

     As a result of inflationary pressures, among other factors, the Brazilian currency has devalued periodically during the last four decades. Throughout this period, the Brazilian government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. Although over long periods depreciation of the Brazilian currency generally has correlated with the rate of inflation in Brazil, devaluation over shorter periods has resulted in significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies.

     The real depreciated against the U.S. dollar by 8.5% in 2000 and by 15.7% in 2001. In 2002, the real depreciated 34.3% against the U.S. dollar, due in part to political uncertainty surrounding the Brazilian presidential elections and the global economic slowdown. Although the real appreciated 22.3% and 8.8% against the U.S. dollar in 2003 and 2004, respectively, no assurance can be given that the real will not depreciate or be devalued against the U.S. dollar again. See “Exchange Rates.”

     Significant costs relating to our network infrastructure and handsets are payable or linked to payment in U.S. dollars. However, other than revenues derived from hedging transactions, all of our revenues are generated in reais. If the value of the real decreases relative to the U.S. dollar, our debt becomes more expensive to service. Such decreases also make it more costly for us to pay for the U.S. dollar-denominated technology and goods that are necessary to operate our business, and we may be unable to pass the increased costs to our customers. As of December 31, 2004, we had R$285.9 million in total debt, of which R$147.3 million (or US$55.5 million) was denominated in U.S. dollars with interest at an annual rate ranging from the higher of the US dollar variation or 87% of CDI to 8.75%, R$86.6 million was denominated in U.S. dollars with interest computed at six-month LIBOR plus an annual rate ranging from 3.925% to 5.25%, and R$52.0 million was denominated in reais, with interest at an annual rate of 5.8% over either (i) the average cost of the BNDES currency basket, or (ii) the long-term interest rate disclosed by the Central Bank (which was 9.75% at December 31, 2004).

     Historically, depreciations of the real relative to the U.S. dollar have also created additional inflationary pressures in Brazil, and future depreciations could negatively affect us. Depreciations generally curtail access to foreign financial markets and may prompt government intervention, including recessionary governmental policies. Depreciations also reduce the U.S. dollar value of distributions and dividends on the ADSs and the market price of the ADSs.

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

     Risks Relating to the Business and the Brazilian Telecommunications Industry

     Extensive government regulation of the telecommunications industry and our operating license may limit our flexibility in responding to market conditions, competition or changes in our cost structure or affect our rates.

     Our business is subject to extensive government regulation. Anatel, which is the telecommunications industry regulator in Brazil, regulates or influences, among other things:

  licensing;

  rates;

  competition;

  service standards; and

  interconnection and settlement arrangements.

     Brazil’s telecommunications regulatory framework is continuously evolving. The interpretation and enforcement of regulations, the assessment of compliance with regulations and the flexibility of regulatory authorities are all marked by uncertainty. We operate under a license from the Brazilian government, and our ability to retain this license is a precondition to our success. However, in light of the regulatory framework, we cannot assure you that Anatel will not modify the terms of our license adversely. Furthermore, according to the terms of our operating license, we are obligated to meet certain requirements and to maintain minimum quality, coverage and service standards. The quality and coverage standards established by Anatel may require us to make unplanned capital expenditures. Failure by us to comply with these requirements may result in the imposition of fines or other government actions, including the termination of our operating license. Any partial or total revocation of our operating license would have a material adverse effect on our business, financial condition, revenues, results of operations and prospects. In recent years, Anatel has also been reviewing and introducing changes to the framework that applies to interconnection fees among telecommunications service providers in Brazil. Interconnection fees, which are fees charged by telecommunications service providers to each other to interconnect to each others’ networks, are an important part of our revenue base. To the extent that changes to the rules governing interconnection fees reduce the amount of interconnection fees we are able to collect, our business, financial condition, revenues, results of operations and prospects could be materially adversely affected.

     Our results of operations may be negatively affected by the application to us of the SMP rules.

     On February 19, 2004, we signed a contract with Anatel to migrate from the Cellular Mobile Service Contract (Serviço Móvel Celular), or SMC, regime to the Personal Mobile Service Contract (Serviço Móvel Pessoal), or SMP, regime. The migration has resulted in a number of changes to our operations and our revenue base. One of the consequences of the migration is that our customers are now entitled to select their own long-distance carrier for outbound long distance traffic. Under the SMC regime, our customers were not entitled to select their long-distance carrier and we generated revenues for long distance calls made by our customers by charging our customers directly for those calls. Under the SMP regime, we no longer receive revenues directly from our customers when they make long distance calls. Instead, our customers select and pay directly the long-distance service provider of their choice and we receive interconnection fees from that long-distance service provider. We cannot assure you that the interconnection fees that we will receive from the long-distance service providers selected by our customers under the SMP regime will match the revenues that we received directly from our customers for outbound long-distance traffic under the SMC regime.

     The SMP regime also provides for the free negotiation of interconnection fees among certain telecommunications service providers. Under the SMC regime, interconnection fees, which comprise a significant portion of our revenues, were determined based on historical inflation and a variable productivity factor established by Anatel. In the free negotiation environment of the SMP regime, the interconnection fees we receive from other wireless telecommunications service providers operating in our area will be determined through direct negotiations with them. We cannot assure you that the interconnection rates we negotiate will be as favorable as those that were previously set by Anatel. If the freely negotiated interconnection fees are less favorable to us, our business, financial condition, revenues, results of operations and prospects will be adversely affected.

     In addition, under new “bill and keep” rules that apply to us, in certain circumstances we do not collect interconnection fees from other wireless telecommunications service providers operating in our area. If the volume of our network’s incoming call traffic originating from another wireless carrier’s network in our area stays within 10% of the volume of incoming calls to that wireless carrier’s network that originate from our network, no interconnection fees will be paid by either carrier. In the second half of 2005, Anatel intends to eliminate the 10% band applicable to the bill and keep rules so that there will be no interconnection fees paid between wireless carriers operating in the same area. Interconnection fees comprise a significant part of our revenues, and the application of the bill and keep rules to our business may have an adverse effect on our financial condition, revenues, results of operations and prospects.

     More stringent coverage and service quality standards also apply to carriers operating in the SMP regime as compared to carriers under the SMC regime. In order to comply with these standards, we may have to make unplanned capital expenditures and network upgrades requiring resources that we would otherwise use for other purposes. Failure by us to comply with these coverage and service quality standards may result in the imposition of fines or other government actions, including the termination of our operating license.

     It is difficult to predict how technological changes within the wireless telecommunications industry will affect our business.

     The global and the Brazilian wireless telecommunications industry is experiencing significant changes, particularly relating to technological development, ongoing improvements in the capacity, quality and data transmission speed of digital technology, shorter development cycles for new products, and changes in end-user needs and preferences. Alternative technologies may be developed to provide services to customers that are superior to those that we are able to provide. The introduction of these new technologies may result in an accelerated erosion of our market share or require us to incur significant capital expenditures in response to competitive pressures that are driven by technological advances. For example, the growing use in Brazil of GSM technology by other wireless service providers and the dwindling supply of TDMA handsets, were among the important factors that prompted us to migrate our network from TDMA to GSM technology. We cannot assure you that similar technology advances in the future will not force us to make additional changes or investments in our network that we are not currently contemplating.

     The Brazilian wireless telecommunications industry’s landscape is highly competitive and is changing in a way that may adversely affect our market share and our margins.

     Upon acquiring our A Band concessions in the beginning of 1998, we were the only cellular operator in our area. In October 1999, Norte Brasil Telecom S.A., or NBT (which was subsequently acquired by Vivo, a joint venture of Portugal Telecom and Telefonica Móviles), the B Band operator in our area, began operations using TDMA technology. Telemar, the principal fixed line operator in our area, commenced using GSM technology on the D Band frequency range in certain parts of our area in June 2002 through its subsidiary TNL PCS S.A., under the brand name “Oi”, and Telecom Italia Mobile, or TIM, the E Band operator primarily owned by Telecom Italia, began operations in October 2002 using GSM technology. This increased competition has reduced our market share to an estimated 34% at December 31, 2004, as compared to 43% and 56% at December 31, 2003 and 2002, respectively.

     In addition, multinational market participants in other areas of Brazil may seek to operate in the area served by us, most likely through the acquisition of existing competitors in such area. Certain of the existing and potential future competitors are larger and have greater financial, marketing and management resources than we do.

     The ultimate impact that existing competition and new market entrants will have on our business is not yet clear. Our competitors may be able to offer lower prices than we do and to develop and deploy more rapidly new or improved wireless technologies, services and products. Our responses to the entry of these new competitors may require us to lower rates or extend higher subsidies to our customers for the acquisition of handsets, thereby adversely affecting our margins.

     We experience a high rate of customer turnover.

     We have experienced a customer turnover, or churn rate, that is high in comparison to other service providers in the Brazilian mobile telecommunications industry. The turnover may be voluntary or involuntary, depending on whether the customer freely decides to terminate our services or we terminate the services due to lack of payment. Our average churn rate has remained relatively constant during the last three years, moving from 2.6% per month in 2002 to 2.8% per month in 2003 to 2.9% per month in 2004. To the extent that our competition continues to increase or the Brazilian economy stagnates or falters, our churn rate could increase, negatively affecting our business, financial condition, revenues, results of operations and prospects.

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

     Our financing agreements limit our ability to incur indebtedness above a certain level. As a result, our ability to raise capital above the limits imposed by these agreements may be impaired, which may affect our ability to obtain the resources needed to complete the GSM overlay of our network so as to cover all of the localities in our area. In addition, certain financing agreements of the Company have cross-acceleration clauses.

     Risks Related to the ADSs and the Preferred Shares

     The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the preferred shares underlying the ADSs at the price and time you desire.

     Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature. The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States. Accordingly, although you are entitled to withdraw the preferred shares underlying the ADSs from the depositary at any time, your ability to sell the preferred shares underlying the ADSs at a price and time at which you wish to do so may be substantially limited. There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. The ten largest companies in terms of market capitalization represented approximately 48% of the aggregate market capitalization of the BOVESPA as of December 31, 2004. The top ten stocks in terms of trading volume accounted for approximately 56%, 53% and 45% of all shares traded on the BOVESPA in 2002, 2003 and 2004, respectively.

     Holders of the ADSs and the preferred shares may not receive any dividends.

     According to our bylaws, we must generally pay our shareholders at least 25% of our annual net income as dividends, as determined and adjusted under Brazilian GAAP. This adjusted income may be capitalized, used to absorb losses or otherwise appropriated as allowed under the Brazilian corporation law and may not be available to be paid as dividends. We may not pay dividends to our shareholders in any particular fiscal year if our board of directors determines that such distributions would be inadvisable in view of our financial condition.

     If you surrender your ADSs and withdraw preferred shares, you risk losing the ability to remit foreign currency abroad and certain Brazilian tax advantages.

     As an ADS holder, you will benefit from the electronic certificate of foreign capital registration to be obtained by the custodian for our preferred shares underlying the ADSs in Brazil, which permits the custodian to convert dividends and other distributions with respect to the preferred shares into non-Brazilian currency and remit the proceeds abroad. If you surrender your ADSs and withdraw preferred shares, you will be entitled to continue to rely on the custodian’s electronic certificate of foreign capital registration for only five business days from the date of withdrawal. Thereafter, upon the disposition of or distributions relating to the preferred shares, you will not be able to remit abroad non-Brazilian currency unless you obtain your own electronic certificate of foreign capital registration or you qualify under Brazilian foreign investment regulations that entitle some foreign investors to buy and sell shares on Brazilian stock exchanges without obtaining separate electronic certificates of foreign capital registration. If you do not qualify under the foreign investment regulations you will generally be subject to less favorable tax treatment of dividends and distributions on, and the proceeds from any sale of, the preferred shares.

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

     We may not be able to offer our preferred shares to U.S. holders of ADSs pursuant to preemptive rights granted to holders of our preferred shares in connection with any future issuance of our preferred shares unless a registration statement under the United States Securities Act of 1933, or the Securities Act, is effective with respect to such preferred shares and preemptive rights, or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement relating to preemptive rights with respect to our preferred shares, and we cannot assure you that we will file any such registration statement. If such a registration statement is not filed and an exemption from registration does not exist, The Bank of New York, as depositary, will attempt to sell the preemptive rights, and you will be entitled to receive the proceeds of such sale. However, these preemptive rights will expire if the depositary does not sell them, and U.S. holders of ADSs will not realize any value from the granting of such preemptive rights.

ITEM 4. INFORMATION ON THE COMPANY

     We provide cellular telecommunications services in a region covering the states of Pará, Amazonas, Maranhão, Amapá, and Roraima in the north and northeast of Brazil. On February 19, 2004, we signed a contract with Anatel to migrate to the Serviço Móvel Pessoal, or SMP, regime from the Serviço Móvel Celular, or SMC, regime. At December 31, 2004, we had 1,256,273 subscribers, 25% of which were contract subscribers and 75% of which were prepaid subscribers, and an estimated market share of 34%.

     The Registrant owns 74.96% of the share capital, including 89.79% of the voting shares, of Amazônia Celular. Until December 31, 2002, all of the share capital of four other operating companies, Amazônia Celular S.A. – Pará, Amazônia Celular S.A. – Amazonas, Amazônia Celular S.A. – Amapá, Amazônia Celular S.A. –Roraima was owned by Amazônia Celular – Maranhão, which served as the hub operating entity for the group. On December 31, 2002, the shareholders of Amazônia Celular approved the merger into Amazônia Celular – Maranhão of Amazônia Celular S.A.– Amapá, Amazônia Celular S.A. – Amazonas, Amazônia Celular S.A. – Pará and Amazônia Celular S.A. – Roraima. On March 19, 2003, the shareholders of Amazônia Celular S.A. – Maranhão approved the change of its name to Amazônia Celular S.A. Substantially all of the Registrant’s assets, other than cash and cash equivalents, consist of shares of Amazônia Celular. The Registrant relies almost exclusively on dividends from Amazônia Celular to meet its needs for cash, including cash to pay dividends to its shareholders.

     As of August 1, 2004, Amazônia Celular fully implemented the rules of the Personal Mobile Service Contract (Serviço Móvel Pessoal – SMP). Amazônia Celular started offering the long distance carrier coding selection (Código de Seleção de Prestadora – CSP) option to its clients. Amazônia Celular entered into an agreement with Brasil Telecom to maintain the rates of long distance calls within the Company’s service area at the same rate of local calls, if the “14” (Brasil Telecom’s code number) is chosen by its clients. Additionally, the Company started to account for its mobile-to-mobile traffic (within the same area code) according to the bill and keep rule.

     The Registrant’s legal name is Tele Norte Celular Participações S.A. and it is a corporation (sociedade anônima) organized under the laws of the Federative Republic of Brazil. Our headquarters are located at SCN, Quadra 4, Bloco B, Edifício Centro Empresarial Varig, Torre Oeste, Sala 702-A, 70.714 -000 Brasília - DF, Brazil, and our telephone number is 55-61-429-5600. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19715.

BUSINESS

Our Region

     Our authorization area covers more than 3,500,000 square kilometers in the north and northeast of Brazil, spanning approximately 41% of Brazil’s area, with a population of approximately 17 million people, representing approximately 9% of Brazil’s population. During 2004, our region generated approximately 4.9% of Brazil’s gross domestic product. Per capita income is relatively low. At December 31, 2004, our region had 17 metropolitan areas with populations in excess of 100,000 people, including the cities of Belém, Manaus, São Luís, Boa Vista and Macapá. As of December 31, 2004, approximately 22% of the people in our region owned a mobile phone (the penetration rate). Our business, financial condition and results of operations depend largely on the performance of the Brazilian economy and the economy of our region, in particular. See “Item 5A––Operating and Financial Review and Prospects—Operating Results-Overview-Brazilian Political and Economic Environment” for a description of the Brazilian economic conditions.

     The following table presents gross domestic product and per capita income information for each state in our region at and for the year ended December 31, 2002, which is the latest period for which such information is available.

	Year Ended December 31, 2002

State	% of Brazil’s	Per capita

	GDP	income

Maranhão	0.8	R$ 1,949
Pará	1.9	R$ 3,887
Amazonas	1.9	R$ 8,374
Amapá	0.2	R$ 5,233
Roraima	0.1	R$ 4,162

Region	4.9	R$ 4,939

__________________

Source: Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatístíca - IBGE).

     The following map shows the location of our region within Brazil.

Services

     We are the leading provider of cellular telecommunications services in our region and had an estimated market share of 34% as of December 31, 2004, as compared to an estimated 43% and 56% market share at December 31, 2003 and 2002, respectively. Currently, our digital service is based upon Time Division Multiple Access, or TDMA, technology; our analog service uses a technology standard called Advanced Mobile Phone Service, or AMPS; and we are in the process of overlaying GSM technology onto our network, which incorporates updated versions of Enhanced Data Rates for Global Evolution, or EDGE, technology for data transmission. We offer digital service to subscribers in all the cities in our area, covering 212 locations. At December 31, 2004, approximately 99.9% of our subscribers received digital service and 95.6% of our traffic was digital.

     We recognize that adapting our services in response to technology advances is a key factor in maintaining our competitiveness in the States of Amapá, Amazonas, Maranhão, Pará and Roraima, and we are committed to keeping our network and services modern and reliable. In early 2004, we decided to begin the process of transforming our network from a TDMA-based network to a GSM-based network. This process will involve overlaying GSM technology onto our existing network over a three to five year period. Our introduction of GSM/EDGE service for our subscribers will improve data transmission speed and establish a base for the future offering of continuously evolving wireless products and services. In November 2004, we began offering GSM/EDGE technology services in certain parts of our area, expanding our capacity to provide GSM services to up to approximately 140,000 of our subscribers.

     We offer a series of services to prepaid and contract subscribers, as well as business solutions to corporate users. One of our innovative rate plans, commercially branded as Plano Controle, or Control Plan, caters to a market niche (which includes some of our postpaid and prepaid subscribers) that prefers to pay a set monthly fee for wireless services as long as that fee is set at a low and controlled rate. The Plano Controle mixes the best features of prepaid and contract plans. After the monthly amount of fixed minutes is used, no more outgoing calls are allowed. However, the user is still able to receive calls. The user can, at his or her option, recharge his or her phone with extra calling minutes, just as in the prepaid plans. The minutes that are not used can be carried over to the following month. Due to the plan’s popularity, in April 2004, we began to offer three new Plano Controle options with higher denominations of fixed minutes to our customers.

     We also provide value-added services such as fax reception through mobile handsets, voicemail, call forwarding, call waiting and call conferencing, caller line identification and three-way calling. In addition, we provide special services, such as customized ring tones, real time play-by-play of soccer matches, information searches (including accessing bank statements, office or home information), and convenience services, all through the subscriber’s mobile handset. We constantly evaluate the readiness of our network to respond to emerging market trends and customer demands for new services. In order to attract subscribers, we sell handsets to customers at or near cost.

     Through agreements with other mobile service providers, we offer automatic roaming services throughout Brazil to our subscribers that allows them to make and receive calls while out of our area. We also offer international roaming in countries such as Argentina, Uruguay and the United States through agreements with local mobile service providers based in those countries.

     In addition, we provide mobile telecommunications services to subscribers of other wireless service providers while they are in our area. These other service providers are charged by us under roaming agreements for the service provided to their subscribers.

Strategy

     Our strategy is to increase our profitability by maintaining our market share of high revenue subscribers, reducing and containing our costs and expanding operations to markets with good prospects. The key elements in implementing this business strategy are to:

  Effectively manage the migration of our network to GSM technology. In November 2004, we introduced GSM service to certain parts of our area. This event marked an important stage of the migration of our network from TDMA to GSM technology. The transition from TDMA to GSM technology will continue for an approximately three- to five-year period. We believe that our success to date has been due largely to the reliability and quality of our wireless service. We intend to carefully manage the GSM migration process by paying particular attention to maintaining the quality and reliability of service, preventing service disruptions and containing costs relating to the migration.

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

Subscribers

     The following table sets forth information regarding our operating data and subscriber base for the periods indicated.

	Year ended December 31,

	2002	2003	2004

Cellular lines in service at year-end:
Contract subscribers	254,903	295,094	316,040
Prepaid subscribers	686,055	732,977	940,233

Total	940,958	1,028,071	1,256,273

Net subscriber growth during year	4%	9%	22%
Estimated population of our region at year-end (in millions) (1)	15.8	16.4	16.7
Estimated covered population at year-end (in millions) (2)	10.3	11.3	11.3

Percentage of population covered at year-end (3)	65%	69%	68%
Penetration at year-end (4)	9%	14%	22%
Average monthly incoming minutes of use per subscriber:
Contract subscribers	99	71	68
Prepaid subscribers	47	42	30
Average monthly outgoing minutes of use per subscriber:
Contract subscribers	132	132	134
Prepaid subscribers	10	10	9
Average monthly revenues per subscriber: (5)
Contract subscribers	R$81	R$83	R$81
Prepaid subscribers	R$17	R$19	R$14

Total blended average	R$36	R$37	R$32
Cost of acquisition per subscriber	R$193	R$171	R$178
Average monthly churn	2.6%	2.8%	2.9%
Estimated market share	56%	43%	34%
__________________
(1)	Estimates based on data from the Target 2004 (Brasil em Foco).
(2)	Estimates by our management of the number of people within our region who can access our cellular telephone signal.
(3)	Estimates by our management of the percentage of the population of our region who can access our cellular telephone signal.
(4)	Estimates by our management of the number of cellular lines in service in our region divided by the population of our region.
(5)	In nominal reais, net of value-added taxes.

  Contract and prepaid market

     As of December 31, 2004, we had 1,256,273 subscribers, an increase of 22.2% over December 31, 2003, and an estimated market share of 34%, compared to estimated market shares of 43% and 56% at December 31, 2003 and 2002, respectively. Our subscriber base consists of (i) contract subscribers, who pay a monthly fee to enroll in one of our rate plans and who are invoiced monthly after services have been provided to them; and (ii) prepaid subscribers, who purchase in advance cards containing a specified number of airtime credits that can be used within the 180-day period after the prepaid card is activated. Our contract subscribers consist primarily of higher income individuals who use their handsets for both personal and business purposes. Our prepaid subscribers are generally younger, have lower income than contract subscribers, and use their handsets more to receive than to place calls.

     Our contract subscribers used an average of 202 minutes of airtime per month in 2004, remained stable when compared to 203 minutes per month registered in 2003. Our prepaid subscribers used an average of 39 minutes of airtime per month in 2004, as compared to an average of 53 minutes per month in 2003. Continued decreases in the average minutes of use per subscriber can be expected as further market penetration adds customers to our subscriber base that generally are prepaid customers using fewer minutes of airtime per month. Recently, our prepaid subscriber base has grown considerably, increasing from 732,977 at December 31, 2003 to 940,233 at December 31, 2004. During that time, our contract subscriber base also increased from 295,094 at December 31, 2003 to 316,040 at December 31, 2004. As of December 31, 2004, 75% of our subscribers were prepaid customers and 25% were contract customers, as compared to 71% and 29%, respectively, at December 31, 2003. The average cost of acquiring our subscribers increased from R$171 in 2003 to R$178 in 2004.

     The growth of prepaid services is due to a number of factors, including (i) previous market penetration efforts having already reached substantially all those who fit the profile of contract subscribers; (ii) a “calling party pays” environment whereby a prepaid subscriber does not incur charges in responding to an incoming call while inside our area; (iii) the ability of subscribers to make collect outgoing calls without incurring charges; and (iv) ease of access to prepaid services because no credit checks are conducted in connection with the provision of prepaid services. We believe that prepaid plans are attractive to a wide range of cellular customers. In addition to helping customers control costs, a prepaid program has no monthly invoice and allows customers to prepay for cellular services in cash. The prepaid market is comprised of customers who generally earn a variable income and prefer not to make a fixed financial commitment, who do not have the credit profile required to purchase a contract plan or who seek cellular services for emergencies or limited use only.

     Benefits of an increased prepaid subscriber base include: (i) no billing and collection expenses and no delinquent accounts; (ii) advance receipt of cash from subscribers in exchange for services that may or may not have to be provided, depending upon whether or not the prepaid card is used; and (iii) a lower cost of acquisition for each prepaid subscriber as compared to a contract subscriber due to, among other things, substantially lower subsidies for prepaid subscriber’s handsets. However, offsetting these benefits is the fact that prepaid customers generally spend about one-fifth as much as contract customers on cellular services, tend to roam less, and rarely use other value-added services. Most of the revenue generated from the growth of our prepaid subscriber base comes in the form of interconnection fees that we charge when subscribers of other telecommunications operators use our network to make an incoming call to one of our prepaid subscribers.

     Despite the growth in the prepaid market, most Brazilian A Band companies, including us, continue to have a lower percentage of prepaid customers than their competitors because A Band companies were the first to offer cellular services after the privatization of the Brazilian wireless sector and were therefore the first to acquire business and higher-income customers, who are generally contract subscribers. However, the growth of the subscriber base of all Brazilian wireless telecommunications service providers, including A Band operators, will likely be predominantly in the prepaid market in the future as most of those who have the profiles of contract subscribers have usually already contracted with a wireless service provider. Further market penetration will largely involve those whose customer profile is better suited to the use of prepaid services.

     A prepaid customer is no longer considered a customer when 240 days have elapsed since the customer purchased and activated, or added credit to, his or her last prepaid card. The customer’s number is then deactivated, and he or she is considered to have turned over. Usually, prepaid card balances are automatically cancelled if the customer has not activated a new card within 180 days after activation of the previous card. Currently, if a contract subscriber’s payment is more than 90 days past due, the subscriber is considered to have turned over, except for the Plano Controle subscribers, who are churned if payment is more than 78 days past due.

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

     Our average monthly churn rate in 2002, 2003 and 2004 was 2.6%, 2.8% and 2.9%, respectively. The high churn rates over the last three years have been due primarily to the increase in competition in our area, which prompted some to change mobile service providers, and to contract terminations linked to high unemployment and a decrease in salaries in real terms of people living in our area.

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

Network

     In early 2004, we decided to begin the process of transforming our network from a TDMA-based network to a GSM-based network. This process will involve overlaying GSM technology onto our existing network over a three to five year period. Our introduction of GSM/EDGE service for our subscribers will enhance their data transmission speed and establishes a base for the future offering of continuously evolving wireless products and services. We made capital expenditures of R$96 million relating to the GSM network migration during 2004. During 2005, we expect to make approximately R$60 million of capital expenditures related to the GSM migration.

     At December 31, 2004, our TDMA network covered approximately 68% of the population in our area. By year-end 2004, our TDMA network consisted of 11 cellular switches and 410 cell sites, as compared to covering approximately 69% of our area’s population and consisting of 11 cellular switches and 401 cell sites at December 31, 2003. Currently, our TDMA switches and cell sites have the capacity to provide services to approximately 1.3 million subscribers. Ericsson Telecomunicações S.A. is the main supplier of our TDMA network equipment.

     On November 28, 2004, we expanded our mobile telecommunications network through a network overlay based on GSM technology and, by December 31, 2004, it already covered 57% of the population in our area and consisted of 2 cellular switches, 5 base station controllers and 301 cell sites. Our GSM network is interconnected with other networks through our TDMA network. Our GSM switch and cell sites have the capacity to provide services to approximately 140 thousand subscribers. Ericsson Telecomunicações S.A. is the main supplier of our GSM network equipment.

     In addition to network expansion, we have increased the capacity and improved the quality of our network by improving the existing base stations and by adding more channels. As a result of these measures to improve service quality, our rate of interrupted calls was only 1.15% in 2004, well below the 2.0% target defined by Anatel. Our blocked call rate remained fairly steady at 0.16% in 2004, as compared to 0.10% in 2003. We are currently in compliance with regulatory obligations relating to quality of service and we believe that going forward we will continue to be able to comply with all of these obligations. See “—Regulation of the Brazilian telecommunications industry—Obligations of telecommunications companies” for a description of these obligations.

Billing and Collection

     We bill our contract customers through monthly invoices providing details about minutes of calling time and the use of additional services. Six staggered billing cycles are used each month to smooth the billing and collection process. Our billing policy stipulates that if a subscriber’s payment is past due and a customer has not responded after receiving a payment request, service is suspended until full payment for all outstanding charges is received. Currently, if a contract subscriber’s payment is more than 90 days past due, the subscriber is churned, except for the Plano Controle subscribers, who are churned if payment is more than 78 days past due.

     Provisions for doubtful accounts were 2.8%, 1.9% and 4.5% of net service revenues in 2002, 2003 and 2004, respectively. The increase in 2004 can be explained by the deterioration in the credit profile of our contract customer base. We have integrated certain aspects of our billing and collection system with that of our affiliate, Telemig Celular S.A. This integration is designed to reduce administrative costs by eliminating unnecessary duplication of services.

Fraud Detection and Prevention

     Cloning fraud consists of duplicating the cellular signal of a subscriber and it enables the perpetrator of the fraud to make telephone calls using the subscriber’s signal. We have implemented a fraud management system designed to monitor calling patterns, making it possible to detect the presence of cloning activities within one or two days after it begins. If part of a fraudulent call is carried by the network of another service provider, we are obligated to pay that service provider the applicable interconnection fee, regardless of whether or not we write off the receivable associated with the call.

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

     We have implemented fraud detection and prevention measures to reduce fraud-related losses. Fraud-detection measures consist of computerized reviews of call records to detect abnormal calling patterns. When abnormal patterns are found, the subscriber is contacted by our fraud control staff and, if cloning has occurred, the subscriber’s number or handset is changed. Fraud-prevention measures include restrictions on international calls from a given number and restrictions on three-way calling by customers with international direct-dial access. We have also implemented a fraud management system to detect cloning in respect of international calls. We expect that our migration to GSM technology will reduce our incidence of cloning fraud because GSM technology employs more sophisticated encryption techniques than TDMA technology.

Sales, Marketing and Customer Service

     We sell handsets, handset accessories and calling cards and provide activation services through four primary distribution channels: (i) an extensive network of independent local distributors; (ii) a network of company-

owned stores; (iii) a direct sales force targeting corporate accounts, government accounts and high volume consumers; and (iv) for prepaid cards, a wide variety of points of sale including supermarkets, lottery ticket stands, newsstands and other retail outlets.

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

     At December 31, 2004, we had 489 independent distributors’ points-of-sales, located primarily in metropolitan centers, compared to 343 at December 31, 2003. Our independent retail network includes well known retail chains, drugstores and supermarkets with well traveled points of sale and active sales promotions.

  Company Stores

     We sell telecommunications services, handsets and accessories through company-owned stores and kiosks located throughout our area. At December 31, 2004, we had 18 company-owned stores as compared to 11 company-owned stores at December 31, 2003.

  Distributors and Marketing

     We sell prepaid cards at approximately 9,000 points-of-sale located throughout our area, distributing them through national and regional retail franchise chains, lottery stands, newsstands and banking branches. We have also implemented a customer rewards program based upon the number of minutes of airtime used and length of time as a customer.

  Customer Service

     We provide our subscribers with 24-hour customer service to answer questions and resolve service problems through a call center infrastructure that can accommodate up to 6,470 calls per hour during peak hours. Through our customer service attendants, we are able to provide immediate accessibility to customers for requests relating to matters such as reactivation, addition of value-added services and number changes. During 2004, our customer service department answered, on average, approximately 561,000 calls per month and responded to an average of 1,890 letters and e-mails per month, as compared to an average of 498,705 calls per month and 3,184 letters and e-mails per month in 2003. During 2004, our customer satisfaction rate was 78%, and 84% of all complaints threatening termination of subscription were satisfactorily resolved with the customer deciding to retain his or her subscription, as compared to a satisfaction rate of 82% and 73% of all complaints threatening termination being satisfactorily resolved in 2003.

Sources of Revenue

     We generate revenue from (i) usage charges, which include measured service charges for outgoing calls and roaming and other similar charges; (ii) monthly subscription charges; (iii) interconnection fees, which are amounts charged by us to other telecommunications service providers, including other cellular, fixed-line and long-distance service providers, for incoming calls requiring the use of our network; (iv) sales of handsets and accessories; and (v) other charges, such as charges for internet access, text messaging, call forwarding, call waiting and call blocking. The rates that we charge for our service plans and interconnection are subject to regulation by Anatel.

     Our migration from the SMC regime to the SMP regime and recent regulatory initiatives have changed the structure of our revenue base. In connection with our transition to the SMP regime, as of August 1, 2004, our customers began to select the long distance service provider for their outgoing long-distance domestic and international calls. Prior to that time, our customers did not choose their long-distance service provider. Instead, we routed their long-distance calls to long-distance carriers and charged our customers directly for long-distance calls pursuant to so called VC2 and VC3 charges, and paid a portion of these VC2 and VC3 charges to the applicable long-distance service provider. Under the SMP regime, we no longer receive VC2 or VC3 revenues from our customers for long distance calls. Instead, we receive interconnection revenues from the long-distance service provider that our customers select to complete their long-distance calls. We cannot assure you that the interconnection fees we receive from the long-distance service providers selected by our customers under the SMP regime will match the VC2 and VC3 charges we received directly from our customers for outbound long-distance traffic under the SMC regime.

     In addition, beginning in August 2004, new rules governing the collection of interconnection fees became effective. Under the new rules, which are referred to as the “bill and keep” rules, if the volume of our network’s incoming call traffic originating from another wireless carrier’s network in our area stays within 10% of the volume of incoming calls to that wireless carrier’s network originating from our network, no interconnection fees will be paid by either carrier. In the second half of 2005, Anatel intends to eliminate this 10% band so that no interconnection fees will be paid between wireless carriers operating in the same area. To date, interconnection fees have comprised a significant part of our revenues, and the application of the bill and keep rules to our business may have an adverse effect on our financial condition, revenues, results of operations and prospects.

     The SMP regime also provides for the free negotiation of interconnection fees among certain telecommunications service providers. Under the SMC regime, interconnection fees were determined based on historical inflation and a variable productivity factor established by Anatel. In the free negotiation environment of the SMP regime, the interconnection fees we receive from other wireless telecommunications service providers operating in our area will be determined through direct negotiations with them. We cannot assure you that the interconnection rates we negotiate will be as favorable as those that were previously set by Anatel. If the freely negotiated interconnection fees are less favorable to us, our business, financial condition, revenues, results of operations and prospects will be adversely affected.

  Subscriber Rates

     Mobile telecommunications services in Brazil are offered on a “calling party pays” basis, under which the subscriber pays only for calls that he or she places, except that roaming charges are applied to calls received while outside the subscriber’s home registration area. In addition, cellular subscribers wishing to place calls may avoid incurring airtime charges by making collect calls because there are no charges for collect calls. Subscriber charges are computed based on factors such as the subscriber’s service plan, the location of the party called, the place from which the call originated and the duration of the call. Subscribers pay for at least 30 seconds of airtime even if their call lasts less than 30 seconds, but they are not required to make any payment if their call lasts less than 3 seconds. After the first 30 seconds of a call have elapsed, we charge subscribers for every 6 seconds of airtime used.

     We provide contract services through a variety of rate plans, mostly under the Fale Mais brand name, ranging from plans offering a fixed number of free minutes each month to plans offering rate discounts to subscribers using wireless services during specified times of the day or on weekends. During 2004, we generated approximately 20% of our service revenues from monthly fees in connection with contract service plans, as compared to approximately 18% in 2003. Monthly contract service fees and airtime charges for outgoing calls generated 59% of our service revenues during 2004, as compared to 49% in 2003.

     We also offer our subscribers an internet-related service called “i.amazôniacelular”. The i.amazôniacelular services include communication, news and entertainment services and internet and remote access to personal computers. The most popular of the i.amazôniacelular options is the text-messaging option, which is now used by approximately 15% of our digital subscribers. The i.amazôniacelular service can also be used to participate in chat rooms, customize ring tones and play games. Our data-related services do not comprise a significant portion of our overall revenues, accounting for 3.3% in 2004 and 2.2% in 2003.

  Roaming Fees

     The Company has adopted the bill and keep rule for interconnection charges as of August 1, 2004. The rule establishes that payments between the SMP companies for traffic in the same registration area only occur when the traffic balance between any two companies is either less than 45% or exceeds 55%. As already discussed, current regulation stipulates that the bill and keep rule could change as of June 30, 2005.

     We also receive revenue from roaming agreements with other cellular service providers. When a call is made from within our area by a subscriber of another cellular service provider, that service provider pays us for the call. Conversely, when one of our subscribers makes a cellular call outside our area, we must pay charges associated with that call to the mobile telecommunications service provider in whose area the call originates. During 2004, roaming fees received from other operators decreased to 4% of our net service revenues, as compared to 6% of our net service revenues in 2003.

  Interconnection Fees

     We earn revenues from any call, cellular (except for the calls under the bill and keep rule) or fixed-line, originating with another service provider and terminating on the handset of one of our subscribers or a roaming client of another operator within our area. We charge the service provider from whose network the call originates a interconnection fee for every minute our network is used in connection with the call. From February 2003 until January 2004, the interconnection fee we charged was R$0.3591 per minute, net of taxes. As of February 2004, the interconnection fee increased by 7.923% to R$0.38755 per minute. We offer the incumbent fixed-line operator in our area a 30% discount on this fee for off-peak calls. Interconnection fees accounted for approximately 35% of our net service revenues during 2004 and 42% in 2003. For recent changes to the collection and setting of interconnection fees, see “-Sources of Revenues” above.

Technology

     Trends in the choice of technologies implemented or being implemented by other wireless service providers in Brazil and worldwide indicate that the future of wireless service lies with technologies such as GSM and its updated version, UMTS, and CDMA ONE and its updated version, CDMA 2000. Currently, most of our subscribers are still using our TDMA network, which was the dominant wireless technology in Brazil between 1998 and 2002. However, the availability of TDMA-compatible handsets has diminished significantly in recent years and we expect that customers replacing TDMA handsets will generally migrate to our GSM network. Currently, GSM is emerging as the standard wireless technology in Brazil. By the end of 2004, approximately 24 million wireless subscribers in Brazil were using GSM technology, compared to approximately 23 million using TDMA and approximately 20 million using CDMA. In early 2004, we decided to begin the process of transforming our network from a TDMA-based network to a GSM-based network. This process will involve overlaying GSM technology onto our existing network over a three to five year period. Our introduction of GSM/EDGE service for our subscribers will enhance their data transmission speed and establishes a base for the future offering of continuously evolving wireless products and services. In November 2004, we began offering GSM/EDGE technology services in certain parts of our area, covering approximately 140,000 of our subscribers. We based our decision to migrate to GSM technology on a number of factors, the most important of which included controlling capital expenditures, accommodating subscriber service preferences, evaluating handset subsidies associated with the alternative technologies and negotiating favorable terms with suppliers and with other operators in Brazil for roaming purposes..

Competition

     Currently, we face direct competition in our area from B, D and E Band operators. The license to provide mobile telecommunications services in our area on the B Band frequency range was granted to Norte Brasil Telecom, or NBT (which was subsequently acquired by Vivo, a joint venture of Portugal Telecom and Telefonica Móviles), which commenced operations in October 1999. A subsidiary of Telemar won the bid for the D Band frequency range in our area and began operations in June 2002, using the brand name “Oi”. Telecom Italia Mobile, or TIM, won the bid for the E Band frequency range for our area and commenced operations in October 2002. All wireless operators may have their frequencies renewed for an additional 15-year period. The licenses of Oi and TIM will both expire in 2017. Currently, there are no more licenses to be sold in our area. However, it is possible that Anatel may decide in the future to auction authorizations to acquire frequencies to operate so-called “third-generation,” or 3G, wireless telecommunications services in our area.

     At December 31, 2004, we had an estimated market share of 34% and Vivo, Oi and TIM had estimated market shares of 33%, 13 % and 20%, respectively. As of December 31, 2003, we had an estimated market share of 43%, and NBT, Oi and TIM had estimated market shares of 30%, 14% and 13%, respectively.

  Other Competition

     We also compete with fixed-line telephone service providers, the most important of which is Telemar. We do not believe that wireline service providers or other wireless telecommunications services, such as paging and beeper services, present a significant threat or new competition in the telecommunications services market.

Operating Agreements

  Interconnection agreements

     Incumbent fixed-line providers are obliged to provide interconnection services to wireless operators with the incumbent’s own installations. We have entered into interconnection agreements with VIVO, our B Band competitor, Oi, our D Band competitor, TIM, our E Band competitor, Telemar, Embratel, Brasil Telecom, Telefonica, GVT, CTBC and Intelig, the long distance carriers operating in our area, and with Telemar, Embratel, Intelig and Vésper S.A., the four local carriers operating in our area. The terms of these interconnection agreements include provisions for the number of connection points, the method by which signals must be received and transmitted, and the costs and fees of interconnection. In addition, interconnection fees are assessed based on the terms of these agreements. See “—Regulation of the Brazilian telecommunications industry—Obligations of telecommunications companies—Interconnection.” For recent changes to the collection and setting of interconnection fees, see “—Sources of Revenue” above.

  Roaming agreements

     Roaming services must be made available to other wireless operators upon the request of that operator. We have entered into agreements for automatic roaming with all other A and B Band service providers outside our area, for the TDMA technology and with Telemig Celular, Claro, TIM and CTBC Celular for the GSM technology. These roaming agreements permit our subscribers to access the networks of other cellular service providers while traveling or “roaming” outside our area. Conversely, we are required to provide roaming services to subscribers of those wireless operators from outside our area when they are within our area. The agreements require the parties to provide service to roaming subscribers on the same basis as they provide service to their own subscribers and to carry out a monthly reconciliation of roaming subscriber usage charges. The agreements have a three-year term, which is automatically renewable for further one-year terms. We have also entered into international roaming agreements with foreign carriers that permit our subscribers to use roaming services in Argentina, Uruguay and the United States for the TDMA technology and that enable subscribers of those carriers to use roaming services in our area, and still have a partnership with the Gradiente for international roaming GSM around the world.

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

     In January 1998, in preparation for the restructuring and privatization of the Telebrás System, the cellular telecommunications operations of the Telebrás System were spun off into separate companies. In May 1998, the Telebrás System was restructured to form, in addition to Telebrás, twelve new holding companies. Virtually all assets and liabilities of Telebrás, including the shares held by Telebrás in the Telebrás System, were allocated to the new holding companies. The resulting holding companies, together with their respective subsidiaries, consisted of (i) eight cellular holding companies, one in each of eight cellular regions, holding one or more operating companies providing cellular services; (ii) three wireline holding companies, one in each of three wireline regions, holding one or more operating companies providing local and intraregional long-distance services; and (iii) Embratel Participações S.A., a holding company of Telecomunicações Brasileiras S.A. – Embratel, which provides domestic and international long-distance telephone services throughout Brazil.

     The Registrant is one of the eight cellular holding companies formed in connection with the Telebrás restructuring. In connection with the breakup of Telebrás, the Registrant was allocated all the share capital held by Telebrás in the operating subsidiaries that provided cellular telecommunications services in the states of Pará, Maranhão, Roraima, Amapá and Amazonas. In July 1998, the federal government sold substantially all of its shares of the new holding companies, including the Registrant’s, to private-sector buyers. The majority of the Registrant’s voting shares were purchased by Telpart Participações S.A. See “\Organizational Structure.”

Regulation of the Brazilian Telecommunications Industry

     Our business, including the nature of the services we provide and the rates we charge, is subject to comprehensive regulation under the General Telecommunications Law, which was enacted in July 1997. Anatel is the regulatory agency that oversees our activities and enforces the General Telecommunications Law. Anatel is administratively independent and financially autonomous. Anatel has the authority to propose and issue regulations pursuant to the General Telecommunications Law that are legally binding on telecommunications service providers. Before becoming effective, proposed regulations must undergo a period of public comment, which may include public hearings.

  Licenses

     On February 19, 2004, we signed a contract with Anatel to migrate from the SMC – Serviço Móvel Celular regime to the SMP- Serviço Móvel Pessoal regime, which involves the former SMC concessionaire becoming a party to an authorization contract. An authorization is a permission granted by the public administration under Brazil’s private regime, to offer telecommunications services, subject to complying with prescribed network scope and service performance standards. Under the SMP regime, authorizations are granted for an indeterminate period of time, but we will still be required to periodically apply to Anatel for extensions of our right to use our radio frequencies. Our current radio frequency permit expires in 2009. We obtained from Anatel the additional spectrum on the 1,800 MHz and 900 MHz frequency ranges required to complete our migration to GSM technology.

  Obligations of Telecommunications Companies

     As a telecommunications service provider, we are subject to requirements concerning quality of service and network expansion, as established in applicable regulations and in our authorization agreements. If we fail to meet these obligations we may be fined, subject to a maximum penalty amount, until we are in full compliance with our obligations. While it is possible for an authorization to be revoked for non-compliance with the obligations imposed by its terms, there are no precedents for such a revocation.

     Our authorizations impose obligations on us to meet quality of service standards relating to our network’s ability to make and receive calls, call failure rates, capacity to handle peak periods, failed interconnection of calls and customer complaints. These quality of service standards are defined by Anatel and information in respect of these standards must be reported by us to Anatel. More stringent coverage and service quality standards apply to carriers operating in the SMP regime as compared to carriers under the SMC regime. In order to comply with these standards, we may have to make additional capital expenditures and network upgrades requiring resources that we would otherwise use for other purposes.

  Interconnection

     Under the General Telecommunications Law, all mobile telecommunications service providers must provide interconnection upon the request of any other mobile or fixed-line telecommunications service provider. Under the SMP regime, the terms and conditions of the interconnection are freely negotiated between wireless and fixed-line operators, subject to compliance with regulations established by Anatel relating to traffic capacity and interconnection infrastructure that must be made available to requesting parties. Service providers must offer the same rate to other requesting parties on a nondiscriminatory basis. If the parties cannot reach an agreement on the terms of interconnection, including with respect to the interconnection rates, Anatel will act as the final arbiter. For recent changes to the collection and setting of interconnection fees, see “—Sources of Revenue” above.

  Rate Regulation

     Currently, our ability to adjust rates relating to existing customer service plans is restricted. Most service plans’ rates may be adjusted on an annual basis to keep in line with inflation. We may introduce new service plans after receiving Anatel’s approval. Once these plans become effective, they are thereafter subject to the annual price-cap mechanism. While subscribers cannot be forced to migrate to new plans, existing plans can be terminated after six months’ advance notice has been given to all subscribers under the plan being terminated.

Organizational Structure

     The Registrant is a company that was incorporated on February 28, 1998 under the laws of the Federative Republic of Brazil. The Registrant owns 74.96% of the share capital and 89.79% of the voting stock of Amazônia Celular, a cellular service operator in the states of Maranhão, Pará, Amazonas, Amapá and Roraima.

     The Registrant is part of a group of companies controlled by Telpart Participações S.A., a consortium comprised of: (i) Newtel Participações S.A., which owns 51.07% of Telpart and is controlled indirectly by investment and mutual funds, and several Brazilian pension funds; (ii) TPSA do Brasil Ltda., which owns 48.90% of Telpart and is controlled indirectly by investment and mutual funds; and (iii) others, who own 0.03% of Telpart. See “Item 7—Major Shareholders and Related Party Transactions” for a fuller description of this consortium. Telpart Participações S.A. also controls Telemig Celular Participações S.A., which is the parent holding company of Telemig Celular S.A., a Brazilian cellular telecommunications services provider in the state of Minas Gerais.

Property, Plant and Equipment

     Our principal physical properties consist of transmission equipment, switching equipment and base stations. Our headquarters are located in the city of Belém in the state of Pará. We lease approximately 59,000 square meters of space in our area.

     At December 31, 2004, we had 11 TDMA cellular switches, 410 TDMA cell sites, 2 GSM cellular switches, 5 GSM base stations controllers and 301 GSM cell sites. Our switches and cell sites have a total capacity of approximately 1.3 million TDMA subscribers and 140 thousand GSM subscribers. Ericsson Telecomunicações S.A. is the main supplier of our network equipment.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

     The following discussion should be read in conjunction with our consolidated financial statements and accompanying notes and other information appearing elsewhere in this annual report, and in conjunction with the financial statements included under “Item 3A—Key information—US GAAP Selected Financial Data.” Except as otherwise indicated, all financial information in this annual report has been prepared in accordance with U.S. GAAP and is presented in reais. For certain purposes, such as providing reports to our Brazilian shareholders, filing financial statements with the Comissão de Valores Mobiliários, or CVM, the Brazilian securities commission, and determining dividend payments and other distributions and tax liabilities in Brazil, we have prepared and will continue to be required to prepare financial statements in accordance with applicable Brazilian accounting practices and Brazilian Corporation Law.

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

     Our cash flows and results of operations are affected by currency fluctuations. All of our revenues are denominated in reais, but a significant part of our capital expenses and cost of product sales are either payable in or affected by the U.S. dollar, such as those relating to our network infrastructure and handsets. Inflation has also had, and may continue to have, effects on our financial condition and results of operations. Almost all of our operating expenses are denominated in reais and the suppliers and service providers of these expense items generally attempt to increase their prices to reflect Brazilian inflation. However, we may also increase rates charged to customers to reflect Brazilian inflation.

     Since our privatization, the economic environment has been volatile with respect to inflation as well as exchange rate variations, and characterized by low growth rates. The growth of the Brazilian economy slowed in 2001 (when real GDP grew by only 1.3%, as compared to 4.4% in 2000). The real depreciated by 15.7% against the U.S. dollar during 2001 and inflation was 10.4% as measured by the IGP-M index, which is the general market price index in Brazil.

     Presidential elections were held in Brazil in 2002. The country went through a period of market turmoil in the second half of the year as investors feared that, if elected, the Labor Party led by Luiz Inácio Lula da Silva would change the economic policies of the previous administration. The real fluctuated significantly as a result, depreciating by 34.3% during the year and closing at R$3.5333 to US$1.00 on December 31, 2002. Inflation for the year, as measured by the IGP-M index, was 25.3% and 12.5% as measured by the IPCA. Real GDP grew by 1.9% .

     In 2003, the new government administration largely continued the macroeconomic policies of the previous administration, focusing on fiscal responsibility. Investor confidence rebounded as a result and the real appreciated by 22.3% against the U.S. dollar to R$2.8892 per US$1.00 at December 31, 2003. The benchmark BOVESPA index rose 97% in 2003. Inflation for the year, as measured by the IGP-M index, decreased to 8.7% and 9.3% as measured by the IPC-A. However, Brazil’s real GDP decreased by 0.2% during 2003, largely because the very high interest rates that prevailed at the beginning of 2003 to combat inflationary pressures acted to also constrain economic growth. The Brazilian Central Bank reduced interest rates seven times during 2003, ending at a rate of 16.5% as of December 31, 2003.

     During 2004, Brazil’s GDP increased 5.2% to US$559.6 billion and the country achieved a trade surplus of US$33.7 billion, its highest trade surplus ever. Inflation in 2004, as measured by the IGP-M, was 12.4% and 7.6% as measured by the IPCA. The Brazilian Central Bank’s year-end inflation target for each of 2005 and 2006 is 4.5%, based on the IPCA index, within a band of 2.5 and 2.0 percentage points, respectively. Interest rates continued to be high, with the CDI rate averaging 17.8% in 2004. In 2004, the real appreciated by 8.8% against the U.S. dollar, reflecting continued investor confidence. On May 31, 2005, the U.S. dollar/real exchange rate was R$2.4038 per US$1.00.

     The following table shows data for GDP, inflation, interest rates, and the U.S. dollar exchange rate for and as at the periods indicated.

	December 31,

	2002	2003	2004

Real growth in gross domestic product	1.9%	(0.2)%	5.2%
Inflation (IGP-M)(1)	25.3%	8.7%	12.4%
Inflation (IPCA)(2)	12.5%	9.3%	7.6%
Depreciation (appreciation) of the real vs.
U.S. dollar	34.3%	(22.3)%	(8.8)%
CDI rate(3)	22.9%	16.8%	17.5%

LIBOR rate(4)	1.4%	1.1%	1.8%
Period-end exchange rate–US$1.00	R$3.5333	R$2.8892	R$2.6544
Average exchange rate–US$1.00(5)	R$2.9983	R$3.0600	R$2.9015
__________________
Sources: Fundação Getúlio Vargas, the Central Bank and Bloomberg.
.
(1)	Inflation (IGP-M) is the general market price index measured by the Fundação Getúlio Vargas.
(2)	Inflation (IPCA) is a broad consumer price index measured by the Instituto Brasileiro de Geografia e Estatística.
(3)	The CDI rate is average of daily inter-bank overnight rates in Brazil (accumulated for period-end month, annualized).
(4)	Three-month U.S. dollar LIBOR rate as of the last date of the period. The LIBOR rate is the London inter-bank offer rate, which is the rate applicable to the short-term international inter-bank market.
(5)	Represents the average of the exchange rates on the last day of each month during the period.

  Effects of Inflation in Our Results of Operations

     After the introduction of the real as the Brazilian currency in July 1994, inflation remained under control until January 1999, when it increased due to the devaluation of the real. During periods of high inflation, wages in Brazilian currency tend to fall because salaries typically do not increase as quickly as inflation. The effect is a progressive decline in purchasing power of wage earners. The reduction and stabilization of inflation following the implementation of the real plan resulted in increased spending on services and goods (including wireless telecommunication services), higher real income growth, increased consumer confidence and the increased availability of credit. It also resulted in relatively higher labor costs. However, if Brazil experiences significant inflation, we may be unable to increase the service rates we charge to our customers in amounts that are sufficient to cover our operating costs, and our business may be adversely affected as a consequence.

     The table below shows the Brazilian general price inflation (according to the IGP-M and the IPCA indices) for the years ended December 31, 2000 through 2004:

	Inflation Rate (%) as	Inflation Rate (%) as
	Measured by IGP-M (1)	Measured by IPCA (2)

December 31, 2004	12.4	7.6
December 31, 2003	8.7	9.3
December 31, 2002	25.3	12.5
December 31, 2001	10.4	7.7
December 31, 2000	10.0	6.0
__________________
(1)	Source: IGP-M, as published by the Fundação Getúlio Vargas.
(2)	Source: IPCA, which is a consumer price index.

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

  interconnection fees, which are the amounts charged by us to other cellular (except for the calls under the bill and keep rule) and wireline telephone service providers for use of our network by customers of these service providers;

  sales of handsets and accessories; and

  other services and charges.

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

     On February 19, 2004, we signed a contract with Anatel to migrate from the Cellular Mobile Service Contract (Serviço Móvel Celular), or SMC, regime to the Personal Mobile Service Contract (Serviço Móvel Pessoal), or SMP, regime. The migration has resulted in a number of changes to our revenue base. One of the consequences of the migration is that our customers are now entitled to select their own long-distance carrier for outbound long distance traffic. Under the SMC regime, our customers were not entitled to select their long-distance carrier and we generated revenues for long distance calls made by our customers by charging our customers directly for those calls. Under the SMP regime, we no longer receive revenues directly from our customers when they make long distance calls. Instead, our customers select and pay directly the long-distance service provider of their choice and we receive interconnection fees from that long-distance service provider.

     The SMP regime also provides for the free negotiation of interconnection fees among certain telecommunications service providers. Under the SMC regime, interconnection fees, which comprise a significant portion of our revenues, were determined based on historical inflation and a variable productivity factor established by Anatel. In the free negotiation environment of the SMP regime, the interconnection fees we receive from other wireless telecommunications service providers operating in our area will be determined through direct negotiations with them.

      In addition, under new “bill and keep” rules that apply to us, in certain circumstances we do not collect interconnection fees from other wireless telecommunications service providers operating in our area. If the volume of our network’s incoming call traffic originating from another wireless carrier’s network in our area stays within 10% of the volume of incoming calls to that wireless carrier’s network that originate from our network, no interconnection fees will be paid by either carrier. In the second half of 2005, Anatel intends to eliminate the 10% band applicable to the bill and keep rules so that there will be no interconnection fees paid between wireless carriers operating in the same area.

  Operating Expenses and Costs

     Operating expenses consist of cost of services, selling, general and administrative expenses, bad debt expense and depreciation and amortization. Cost of services consists primarily of fixed costs such as leased line charges, site rental and network maintenance, including overhead, as well as variable costs such as certain interconnection charges and Telecommunication Inspection Fund fees. Cost of goods consists primarily of handsets. Selling, general and administrative expenses consist primarily of salaries, wages and related benefits for administrative personnel, advertising and promotional expenses, distributors’ commissions and other overhead expenses. For the purposes of bad debt expense, we maintain an allowance for past-due accounts receivable in an amount equal to our estimate of probable future losses on these accounts, based on historical losses and the current level of overdue accounts receivable. We also immediately write-off any accounts receivable arising from fraud.

     As a result of the application of the “bill and keep” rules relating to interconnection revenues and expenses, the amount of interconnection fees we pay in the future to wireless carriers operating in our area may decrease, along with revenues. The interconnection fees that we pay to fixed line operators are currently being negotiated. We anticipate that upon the completion of these negotiations, the rate of interconnection fees we pay to fixed line carriers will increase in comparison to previous years.

The Effects of the Increase of our Prepaid Customer Base on Our Results of Operations

     Since the inception of our prepaid plans in June 1999, the number of prepaid customers has grown to represent approximately 66%, 73%, 71% and 75% of our total customer base at December 31, 2001, 2002, 2003, and 2004, respectively. Prepaid customers, on average, have substantially lower minutes of use than contract customers and do not pay monthly fees and, as a result, generate substantially lower average monthly revenues per customer. Prepaid customers use their cellular phones predominantly for incoming calls, so prepaid customer revenues consist primarily of interconnection fees that we receive from other telecommunications companies when one of their customers uses our network to call one of our prepaid customers. We expect that the growth of our customer base will continue to be predominately in the prepaid customer segment.

Consolidation of Operations with Our Affiliate

     In order to create operating efficiencies and reduce costs, we are a party to a shared services arrangement with our affiliate, Telemig Celular Participações S.A., and its operating subsidiary, Telemig Celular S.A. Pursuant to this arrangement, various segments of the financial, marketing, call center and human resources departments, as well as portions of the engineering departments, of each company are now managed by a single team. During the years ended December 31, 2004, 2003, 2002, Telemig Celular Participações S.A. and its subsidiary charged the Company R$15,079, R$12,904 and R$16,345, respectively.

Regulatory and Competitive Factors

     Our business, including the services we provide and the rates we charge, is subject to comprehensive regulation under the General Telecommunications Law. As a result, our business, results of operations, revenue and financial condition could be negatively affected by the actions of the Brazilian authorities, including, in particular, the following:

  delays in the granting of, or the failure to grant, approvals for rate increases;

  the granting of operating licenses in our area; and

  the introduction of new or stricter operational requirements.

     We began to face competition in our area in the fourth quarter of 1998 and competition has contributed to declining prices for cellular telecommunications services and increased pressure on operating margins. Our market share, business, financial condition, revenues and results of operations depend significantly on a variety of factors, including:

  our ability to attract new customers;

  our ability to succeed in the technological migration of our network to GSM;

  the response of our customer base to the implementation of the new GSM technology;

  the rate of growth of our customer base;

  the usage and revenue generated from our customers;

  the level of airtime usage;

  equipment prices;

  the rate of churn; and

  our ability to control costs.

     Currently, we face direct competition in our area from B, D and E Band frequency range operators. Norte Brasil Telecom, or NBT (which was subsequently acquired by Vivo), commenced operations using the B Band frequency range in October 1999; a subsidiary of Telemar won the bid for the D Band frequency range in our area and began operations in June 2002 using the brand name “Oi”; and Telecom Italia Mobile, or TIM, the E Band operator commenced operations in October 2002. At December 31, 2004, we had an estimated market share of 34%, as compared to an estimated market share of 43% and 56% as of December 31, 2003 and 2002, respectively. The extent that increased and ongoing competition will have on our market share, business, financial condition, revenues and results of operations will depend on a variety of factors that we cannot yet precisely assess, and many of which may be beyond our control.

Taxes on Telecommunications Services

     The cost of telecommunications services to customers includes a variety of taxes. The average rate of all such taxes, as a percentage of our gross operating revenues, was approximately 22% in 2002, 23% in 2003 and 23% in 2004. The principal taxes are a state value-added tax, the Imposto sobre Circulação de Mercadorias e Serviços, commonly known as the ICMS. The ICMS is a tax that the Brazilian states impose at varying rates on revenues from the sale of goods and services, including telecommunications services. The ICMS rate for domestic telecommunications services in the states of Amazonas, Maranhão, Amapá and Roraima is 25%, except for the state of Pará, which is 30%.

     In June 1998, the governments of the individual Brazilian states approved an agreement to interpret existing Brazilian tax law to apply the ICMS, effective July 1, 1998, to some services to which the ICMS had not previously been applied, including cellular activation and monthly subscription. The agreement also provides that the ICMS may be applied retroactively to activation services rendered during the five years preceding June 30, 1998. See “Item 8A—Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings” for a fuller description of these developments.

     Other taxes on gross operating revenues include two federal social contribution taxes, the Programa de Integração Social, referred to as PIS, and the Contribuição para Financiamento da Seguridade Social, known as COFINS, which are imposed on gross revenues derived from telecommunications services at a combined rate of 3.65% .

     In addition, the following contributions are imposed on certain telecommunications services revenues:

  Contribution for the Fund for Universal Access to Telecommunications Services, or FUST. FUST was established by Law 9,998 of August 17, 2000 to provide resources to cover costs exclusively attributed to fulfilling obligations of universal access to telecommunications services that cannot be recovered with efficient service exploration or that is not the responsibility of the service provider. Contribution to FUST by all telecommunication services companies started on January 2, 2001 at the rate of 1% of net operating telecommunication services revenue (excluding interconnection revenues), and it may not be passed on to customers.

  Contribution for the Fund of Telecommunications Technological Development, or FUNTTEL.
  FUNTTEL was established by Law 10,052 of November 28, 2000, to stimulate technological innovation, enhance human resources capacity, create employment opportunities and promote access by small- and medium-sized companies to capital resources, so as to increase the competitiveness of the Brazilian telecommunications industry. Contribution to FUNTTEL by all telecommunication services companies started on March 28, 2001 at the rate of 0.5% of net operating telecommunication services revenue (excluding interconnection revenues), and it may not be itemized to customers.

     We must also pay the Contribution for the Telecommunication Inspection Fund. The Telecommunication Inspection Fund is a fund supported by a tax applicable to telecommunications operators the Telecommunication Inspection Fund tax, which was established in 1966 to provide financial resources to the Brazilian government for the regulation and inspection of the telecommunications sector. The Telecommunication Inspection Fund tax consists of two types of fees: (i) an installation inspection fee assessed on telecommunications stations (such as a base, a repeater or a mobile station) upon the issuance of their authorization certificates; and (ii) an annual operations inspection fee that is based on the number of authorized stations in operation at the end of the previous calendar year. The amount of the installation inspection fee is a fixed value, depending upon the kind of equipment installed in the authorized telecommunications station. The operations inspection fee equals 50% of the total amount of the installation inspection fee that would have been paid with respect to existing equipment.

Discussion of Critical Accounting Policies

     General

     The preparation of the consolidated financial statements included in this annual report necessarily involves certain assumptions, which are derived from historical experience and various other factors that we deemed reasonable and relevant. The portrayal of our financial condition and results of operations often requires our management to make judgments regarding the effects on our financial condition and results of operations of matters that are inherently uncertain. Actual results may differ from those estimated under different variables, assumptions or conditions. Note 3 of our consolidated financial statements includes a summary of the significant accounting policies and methods used in the preparation of our consolidated financial statements.

  Deferred Taxes

     The Company’s deferred tax asset is comprised primarily of net operating loss carryforwards from income tax and social contributions losses available for offset, tax deductible goodwill arising from the legal reorganization and the tax effect of timing differences. In view of the cumulative losses in recent years and taking into account the weight of evidence for the foreseeable future, pursuant to the guidance provided by SFAS No. 109, although the components of the deferred tax asset do not prescribe and despite expectations of more favorable pretax results once the TDMA equipment is fully depreciated and replaced by service provided through the GSM network systems, management has determined that a valuation allowance be recorded at December 31, 2004 to provide for the full amount of the asset net of deferred tax liability timing differences. Accordingly R$ 95,179 was charged to income tax expense in the year ended December 31, 2004.

  Long-lived Assets

     We consider the effects of obsolescence, competition, changes in technology and other economic factors when assigning useful lives to our operating assets. For example, the results for the years-ended 2001 and 2002 were affected by the acceleration of the depreciation of our billing system, which was replaced in August 2003.

     Despite the migration from TDMA to GSM technology on November 28, 2004, we have not accelerated the depreciation of our TDMA network and related equipment because we expect that we will continue to offer TDMA services in certain portions of our area for the duration of the expected useful life of such equipment.

     Changes in the lives of operating assets that have a significant impact on our consolidated financial statements are disclosed whenever they occur.

Contingencies

     We do not believe that we are a party to any legal proceedings for which we have not made provisions and that will have a material adverse effect on our financial position. As discussed in Note 15 to our financial statements, in December 1998, we were granted an injunction related to the application of ICMS to monthly fees, rentals and additional services. We do not believe such services should be subject to ICMS, as they do not constitute telecommunications services. However, each Brazilian state has approved an agreement, effective from July 1, 1998, to apply ICMS to certain services in respect of which ICMS was not previously applied. Some courts in Brazil have upheld the validity of the agreement. We have deposited amounts equal to uncollected ICMS amounts with the applicable courts and provisions have been made in our consolidated financial statements in respect of these amounts. We recognize the costs of legal defense in the periods incurred. Accordingly, the costs of defending claims are not included in the provisions and are not believed to have a material effect on our financial position.

Results of Operations

     The following table shows the components of our net income for 2004, 2003 and 2002.

	Year Ended December 31,

	2004	2003	2002

	(in thousands of reais)
Net operating revenues
Services provided to third parties	453,867	466,103	411,964
Sale of handsets and accessories	58,489	67,425	50,555

	Year Ended December 31,

	2004	2003	2002

	512,356	533,528	462,519

Cost of services	(161,878)	(156,253)	(128,485)
Cost of handsets and accessories	(86,421)	(82,825)	(63,203)
Selling, general and administrative expenses	(130,975)	(127,770)	(124,014)
(including cost sharing agreement)
Allowance for doubtful accounts	(20,517)	(8,984)	(11,646)
Other net operating (income) expense	(841)	1,186	1,108
Depreciation and amortization	(95,835)	(96,847)	(97,939)
Operating profit	15,889	62,035	38,340

Financial income	22,113	13,229	56,588
Financial expense	(60,182)	(56,053)	(44,791)
Foreign exchange gain (loss), net	17,847	55,207	(134,819)
Income (loss) before taxes and minority interest	(4,333)	74,418	(84,682)
Taxes on income	(94,749)	(25,652)	24,943
Minority interest	12,583	(13,034)	15,289
Net income (loss) and comprehensive income (loss)	(86,499)	35,732	(44,450)

Results of Operations for Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

  Net Operating Revenues

     Our service revenues are comprised mainly of monthly fees, service charges from outgoing traffic and interconnection revenues from incoming traffic.

     Net revenues decreased 4% to R$512.4 million in 2004 from R$533.5 million in 2003. Net service revenues were affected by the implementation of the aforementioned SMP rules decreasing 3% to R$453.9 million in 2004, from R$466.1 million in 2003. Interconnection revenue decreased R$35.9 million due to the implementation of the SMP rules. This decrease was partially offset by an increase of R$27.2 million in outgoing traffic revenue as a result of a 9% increase in the volume of outgoing traffic due to a 22.2% increase in our customer base, from 1,028,071 to 1,256,273 customers.

     Revenues from the sale of handsets decreased 13% to R$58.5 million in 2004 from R$67.4 million in 2003 due to a decrease in the price of handsets as a result of higher subsidies we offered our clients.

  Cost of Services

     Cost of services increased 4% to R$161.9 million in 2004 from R$156.3 million in 2003. This increase is mainly attributable to a R$5.2 million increase in Telecommunication Inspection Fund and other taxes paid due to our larger customer base, a R$4.3 million increase in rent and network maintenance and a R$3.6 million increase in leased line costs in 2004. These increases were partially offset by lower interconnection costs due to the impact of the bill and keep rule in 2004.

  Cost of Handsets and accessories

     Although our revenues from the sale of handsets decreased 13% in 2004, our cost of handsets increased 4% to R$86.4 million in 2004 from R$82.8 million in 2003, demonstrating that the year was marked by higher investments in client acquisition.

  Selling, General and Administrative Expenses

     Selling, general and administrative expenses increased 3% to R$131.0 million in 2004 from R$127.8 million in 2003. As a percentage of net services revenue, selling, general and administrative expenses slightly increased to 29% in 2004 from 27% in 2003.

     Selling expenses increased 22% to R$112.1 million in 2004 from R$91.6 million in 2003. This increase is attributable to higher promotions and advertising costs in light of stronger competition in our area and to the launch of the new GSM/EDGE network. As a percentage of net services revenue, selling expenses increased to 25% in 2004, as compared to 22% in 2003.

     General and administrative expenses decreased 48% to R$18.9 million in 2004 from R$36.1 million in 2003. Excluding the non-recurring reversals of R$14.0 million contingency for ICMS in 2004 and R$5.9 million in 2003, general and administrative expenses would have decreased R$9.1 million or 22%. This decrease would have been primarily due to lower personnel costs and lower consulting expenses incurred during 2004.

  Allowance for Doubtful Accounts

     The allowance for doubtful accounts increased 128% to R$20.5 million in 2004, as compared to R$9.0 million in 2003. As a percentage of net service revenue, our allowance was 5% in 2004, as compared to 2% in 2003. The increase can be explained by deterioration in the profile of our base contract customers.

  Depreciation and Amortization

     Depreciation and amortization expense remained relatively stable at R$95.8 million in 2004, as compared to R$96.8 million in 2003.

  Operating Profit

     Operating income decreased 74% to R$15.9 million in 2004 from R$62.0 million in 2003 as a result of the factors described above.

  Financial Income

     Financial income increased 67% to R$22.1 million in 2004 from R$13.2 million in 2003. The increase is attributable to a 59% growth in the average balance of our invested cash in 2004.

  Financial Expense

     Financial expense increased 7% to R$60.2 million in 2004 from R$56.1 million in 2003. The increase was directly related to higher negative results of our cross-currency interest rate swap agreements during 2004, that increased to R$29.8 million in 2004 from R$24.6 million in 2003, as a result of the decrease in the market prices of our swap contracts. This increase was partially offset by a 20% decrease in our average indebtedness in 2004.

  Foreign Exchange Gain (Loss), Net

     As a result of the 8.8% appreciation of the real against the U.S. dollar during 2004, we recorded a foreign exchange gain of R$17.8 million, as compared to a foreign exchange gain of R$55.2 million during 2003, when the real appreciated against the U.S. dollar by 22.3% .

  Taxes on Income

     As a consequence of the valuation allowance amounting to R$ 95.2 million recorded in 2004, income tax expense increased to R$ 94.7 million in 2004 from R$ 25.7 million in 2003. See Note 11(d) to our audited financial statements.

  Net Income (Loss)

     As a result of the above factors, we had net loss of R$86.5 million in 2004, as compared to a net income of R$35.7 million in 2003.

Results of Operations for Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

  Net Operating Revenues

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

  Cost of Services

     The cost of services increased 22% to R$156.3 million in 2003 from R$128.5 million in 2002, primarily as a result of a 33% increase in interconnection fees paid by us to other service providers (due to 4% higher outgoing traffic), and higher interconnection rates, as well as a 30% increase in Telecommunication Inspection Fund taxes paid due to our larger customer base.

  Cost of Handsets and Accessories

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

  Allowance for Doubtful Accounts

     The allowance for doubtful accounts decreased 23% to R$9.0 million in 2003, as compared to R$11.6 million in 2002. As a percentage of net service revenue, our allowance was 2% in 2003, as compared to 3% in 2002. Our percentage of allowance was the lowest since our privatization. The decrease is due to the continued strengthening of our credit controls and an increase in our prepaid customer base as percentage of our total customer base.

  Depreciation and Amortization

     Depreciation and amortization expense remained relatively stable at R$96.8 million in 2003, as compared to R$97.9 million in 2002.

  Operating Profit

     Operating income increased 62% to R$62.0 million in 2003 from R$38.3 million in 2002 as a result of the factors described above.

  Financial Income

     Financial income decreased 77% to R$13.2 million in 2003 from R$56.6 million in 2002. The decrease was directly related to the positive results of our cross-currency interest rate swap agreements in 2002 due to 52% devaluation of the real against the U.S. dollar and a 55% lower average balance of invested cash in 2003 as compared to 2002. At the end of 2003 and 2002, respectively, 90% of our debt denominated in foreign currency was hedged.

  Financial Expense

     Financial expense increased 25% to R$56.1 million in 2003 from R$44.8 million in 2002. The increase was directly related to the negative results of our cross-currency interest rate swap agreements during 2003, totaling R$24 million, due to the 8.8% appreciation of the real against the U.S dollar, partially offset by a 18% decrease in our average indebtedness in 2003.

  Foreign Exchange Gain (Loss), Net

     As a result of the 22.3% appreciation of the real against the U.S. dollar during 2003, we recorded a foreign exchange gain of R$55.2 million, as compared to a foreign exchange loss of R$134.8 million during 2002.

  Taxes on Income

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

B. Liquidity and Capital Resources

General

     We have funded our operations and capital expenditures principally from operating cash flows and loans obtained from financial institutions. At December 31, 2004, we had R$99.9 million in cash and cash equivalents, as compared to R$8.1 million and R$59.9 million at December 31, 2003 and 2002, respectively. Our principal cash requirements include:

  capital expenditures, including those related to the GSM network migration,

  the servicing of our indebtedness,

  the payment of dividends, and

  handset subsidies.

     Our primary sources of liquidity have historically been borrowings and cash flows from operating activities. Cash provided by operating activities was R$126.9 million in 2004, R$86.4 million in 2003 and R$133.5 million in 2002. For 2004, cash generated from financing activities was R$41.7 million. Cash used in financing activities was R$113.9 million in 2003 and R$121.8 million in 2002. During 2004, R$77.1 million was used for capital expenditures and R$26.6 million and R$46.5 million was used for capital expenditures in 2003 and 2002, respectively. In 2004, R$6.6 million was paid in dividends, and R$1.5 million and R$1.1 million was paid in dividends in 2003 and 2002, respectively.

Indebtedness

     Our total debt was R$285.9 million at December 31, 2004, as compared to R$254.1 million and R$417.0 million at December 31, 2003 and 2002, respectively. At December 31, 2004, R$147.3 million (or US$55.5 million) of our total debt was denominated in U.S. dollars, with interest at an annual rate ranging from the higher of the US dollar variation or 87% of CDI, to 8.75%, R$86.6 million was denominated in U.S. dollars with interest computed at six-month LIBOR plus an annual rate ranging from 3.925% to 5.25%, and R$52.0 million was denominated in reais, with interest at an annual rate of 5.8% over either (i) the average cost of the BNDES currency basket, or (ii) the long-term interest rate disclosed by the Central Bank (which was 9.75% at December 31, 2004).

     At December 31, 2004 and December 31, 2003, we had cross-currency interest rate swap agreements in effect for 52% and 90%, respectively, of our foreign currency-indexed debt to mitigate exchange rate fluctuations. Our cross-currency interest rate swap agreements exchange fixed rates over the U.S. dollar variation (0.25% per annum to 14.9% per annum), for percentages ranging from 87% to 100% of the internal floating rate (the interbank deposit rate). At December 31, 2002, we had cross-currency interest rate swap agreements in effect for 90% of our foreign currency-indexed debt to mitigate exchange rate fluctuations.

     Our larger credit facilities are described under “Item 10C—Additional Information—Material contracts.” Smaller credit facilities and debt instruments include the following:

  Notes Units - On January 20, 2004, Amazônia Celular S.A. issued US$40 million of 8.75% unsecured senior notes units due 2009. The Amazônia Celular S.A. note issuance was combined with an issuance by Telemig Celular S.A. of US$80 million of 8.75% notes due 2009. The Amazônia Celular notes and the Telemig Celular notes may only be transferred together as part of notes units and will not trade separately. The notes units were offered and sold in offshore transactions in accordance with Regulation S under the Securities Act and to qualified institutional buyers (QIBs) in the United States under Rule 144A of the Securities Act. Interest payments on the Amazônia Celular notes will be made semi-annually. At December 31, 2004, there was R$106 million aggregate principal amount of notes outstanding.

  Unibanco - On October 29, 2004 we entered into a six-year US$20 million credit agreement with Unibanco to finance the purchase and installation of goods and services from Ericsson Telecommunications. This facility has an interest rate of 5.25% per year above six month LIBOR.
  Principal and interest are payable semi-annually, with a final maturity on October 15, 2010. Repayment begins on April 15, 2006 after a 18-month grace period. At December 31, 2004, there was R$53 million outstanding under this facility.

  Safra - On May 7, 2004 we entered into a six-month US$10.5 million loan agreement with Banco Safra. This facility had a swapped cost equivalent to the higher between US dollar variation and 55% of CDI (Interbank Deposit Certificate). On October 19, 2004, this agreement was amended to change the maturity date to October 14, 2005 and the swapped cost to the higher between US dollar variation and 90% of CDI. Principal and interest are payable at the maturity date. At December 31, 2004, there was R$27.9 million outstanding under this facility.

     Our financial instruments restrict our ability, among other things, to pay certain dividends and distributions, create liens on our assets, enter into related-party transactions, or merge, consolidate or sell assets. Our financial instruments also require us to maintain certain ratios (such as a ratio of net indebtedness to adjusted EBITDA, and a ratio of adjusted EBITDA to net interest expense) and deliver certain financial reports. In addition, certain financing agreements of the Company have cross-acceleration clauses. Since our financing agreements limit our ability to incur indebtedness above a certain level, our ability to raise capital above the limits imposed by such agreements may be impaired, which may affect our ability to obtain resources needed to switch or upgrade our technology.

     In 2002, 2003 and 2004, we breached certain financial covenants in a credit agreement with BNDES and a consortium of three Brazilian banks. Waivers were properly obtained in connection with these covenant breaches by us and the financial covenants have been amended on terms more favorable to us.

     The following table shows our U.S. dollar and non-U.S. dollar-indexed loans for the periods indicated (converted using the exchange rate at the end of the period):

	As of

	December 31,

	2002	2003	2004

	(in millions of reais)
Short-Term Indebtedness Plus Current
Portion of Long-Term Indebtedness:
Non-US. Dollar Indexed	R$31.0	R$32.7	R$33.9
U.S. Dollar-Indexed	168.7	132.9	91.2

Total	R$199.7	R$165.6	R$125.1
Long Term Indebtedness
Non-U.S. Dollar Indexed	R$62.1	R$32.6	R$ --
U.S. Dollar-Indexed	155.2	55.9	160.8

Total	R$217.3	R$88.5	R$160.8
Total Indebtedness	R$417.0	R$254.1	R$285.9

Capital Expenditures

     We made R$156.1 million in capital expenditures in 2004, R$29.1 million in 2003 and R$51.4 million in 2002. Capital expenditures priorities in 2004 included the migration of our network from TDMA to GSM technology. We currently anticipate that our capital expenditures for 2004 will be between R$100 million and R$140 million, primarily relating to the increase of the coverage and capacity of our GSM network. Capital expenditure priorities in 2003 and 2002 included expanding network capacity, improving overall network quality and upgrading our billing system.

     We believe that our capital expenditure requirements can be met through a combination of a portion of the proceeds the issuance of debt securities by Amazônia Celular in January 2004, cash flow from operations, equipment financing from vendors and credit facilities from export credit agencies and Brazilian and international financial institutions. However, we have not yet secured firm financing commitments for the total amounts that we expect we will require for capital expenditures. While we expect to be able to secure such financing commitments, we cannot assure you that we will be able to do so on favorable terms or at all.

C. Research and Development, Patents and Licenses, etc.

     We do not conduct any independent research and primarily depend upon the manufacturers of telecommunications products for the development of new hardware.

D. Trend information

     We expect competition in our area to remain strong. NBT (Vivo) began operations in our region in October 1999 (June 2002). Telemar, through its SMP operator, Oi, began operations in certain areas of our region in June 2002 and increased its coverage to our entire region in September 2002. Telecom Italia Mobile—TIM commenced wireless telecommunications operations in our region in October 2002. Though there are no more licenses to be auctioned in our region, the competition in our area for market share may prompt some of our competitors to reduce their rates and offer new or improved technologies, services and products.

     We also expect that the supply of TDMA-compatible handsets will continue to decrease in 2005, resulting in pressure on our TDMA subscriber base to switch to GSM service if these subscribers need to replace their existing TDMA handsets.

E. Off-Balance Sheet Transactions

     We have not engaged in any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F. Aggregate Contractual Obligations

The following table sets forth the amount in millions of reais of our fixed contractual obligations at December 31, 2004.

		Less than		3-5	More than
	Total	1 year	1-3 years	years	5 years

Long-Term Debt Obligations	272.6	111.8	33.4	127.4	-
Operating Lease Obligations	19.3	5.8	10.9	1.1	1.5
Purchase Obligations	160.3	160.3	-	-	-
Other Long-Term Liabilities	13.1	-	9.8	3.3	-

Total Contractual Cash Obligations	465.3	277.9	54.1	131.8	1.5

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

     The following are the current members of our board of directors elected on April 14, 2004 except for Guilherme Manuel Nascimento Bettencourt, elected on April 26, 2005, and their respective positions and ages.

Name	Position	Age

Arthur Joaquim de Carvalho	Chairman	48
Verônica Valente Dantas	Vice Chairman	49
Maria Amália Delfim de Melo Coutrim	Director	47
José Leitão Viana	Director	65
Danielle Silbergleid Ninio	Director	30
Paulo Conte Vasconcellos	Director	42
Marcos Nascimento Ferreira	Director	38
Jorge da Cunha Fernandes	Director	65
Wilson Santarosa	Director	55
Jacques de Oliveira Pena	Director	49
Guilherme Manuel Nascimento Bettencourt	Director	57

     Set forth below are brief biographical descriptions of our directors:

     Arthur Joaquim de Carvalho is the chairman of the board of directors of Tele Norte Celular Participações S.A. and Telemig Celular Participações S.A. He has nine years of experience in private equity investments and is currently a partner at Opportunity Equity Partners. Mr. Carvalho was in charge of the investment area of Manoel Joaquim de Carvalho Ltda from 1980 to 1993, and, since the foundation of the Opportunity Group in 1993, he has been one of the main officers of the group. In the past, he also worked in two companies engaged in agribusiness and exports. Mr. Carvalho holds a business administration degree from the Federal University of Bahia.

     Verônica Valente Dantas is a partner and managing director of Opportunity Equity Partners, and also the vice chairman of the board of directors of Telemig Celular Participações S.A. Her past experience includes being the managing director of Icatu Empreendimentos e Participações Ltda., an investment company established in Brazil. Ms. Dantas holds a degree in business administration from the Federal University of Bahia.

     Maria Amalia Delfim de Melo Coutrim is also a director of Telemig Celular Participações S.A., Telemig Celular S.A. and Amazônia Celular S.A and has been a director at Opportunity Equity Partners since 1997. Before that, she was a director and a partner of Opportunity Asset Management and had previously worked as a director and partner of Banco Icatu from 1986 to 1994. She has a degree in economics from the Rural Federal University of Rio de Janeiro.

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

     Danielle Silbergleid Ninio has worked as a corporate legal advisor at Opportunity Equity Partners since 1999, and is also a member of the board of directors of Telemig Celular Participações S.A. She holds a law degree from the Catholic University of Rio de Janeiro.

     Paulo Conte Vasconcellos: Partner at ProxyCon Assessoria e Participações Ltda., a consulting firm. Currently a Board Member of Marcopolo S.A. and Ceramica Chiarelli S.A. Member of the Board of Auditors “Conselho Fiscal” of Cia. Siderurgica Belgo Mineira. Board member at IBGC – The Brazilian Corporate Governance Institute, where he also heads the Finance and Accounting Committee. Previously worked as a Research Analyst at Cotriexport, Terramar, Unibanco and Citibank. Research Manager at Patrimonio and Research Director at Merrill Lynch and ING Barings. Portfolio Manager at Bradesco Templeton. Former Executive Director and Board Member of ABAMEC – The Brazilian Security Analysts’ Association. Graduated in Business Administration at UFRGS – The Federal University of Rio Grande do Sul. MBA in Finance at IBMEC – The Brazilian Capital Markets’ Institute. Post-graduation course in Business Administration at BSP – Business School São Paulo.

     Marcos Nascimento Ferreira is also a member of the board of directors of Telemig Celular Participações S.A., Telemig Celular S.A. and Amazônia Celular S.A. From 1987 to 1994, Mr. Ferreira worked in several positions for different companies of the OAS Group, including Vega Sopave and Ultratec Engenharia. From 1995 to 1998, he was a director of Pantanal Linhas Aéreas, and, in recent years, he has been an active member of the boards of directors of major telecommunication companies in Brazil, including Telet S.A. and Americel S.A. (1999-2000) and Pegasus S.A. (2000). Mr. Ferreira holds a degree in civil engineering from the Federal University of Bahia as well as a post-graduate degree in business administration from the University of California, Berkeley.

     Jorge da Cunha Fernandes has represented the Brazilian Ministry of Finance and PREVI – Caixa de Previdência dos Funcionários do Banco do Brasil. He has been on the board of directors and board of auditors of several Brazilian companies: Petróleo Brasileiro S.A. – Petrobrás, Empresa Brasileira de Aeronáutica S.A. –Embraer, Telecomunicações de Brasília S.A. – Telebrasília, Tele Norte Leste Participações S.A., Telecomunicações Brasileiras S.A. – Telebrás, Telecomunicações da Bahia S.A. – Telebahia, Companhia Docas do Estado da Bahia –Codeba, Florestas Rio Doce S.A., Telecomunicações de Minas Gerais S.A. – Telemig, and Instituto de Resseguros

do Brasil – IRB. In the past, Mr. Fernandes served as co-chief of the Department of Commercial and Industrial Regulation, or Departamento de Normas e Assuntos Comerciais e Industriais – DENAI, of Banco do Brasil S.A. From 1986 to 1995, he held several positions at the Brazilian Ministry of Finance, including chairman of the Council of Resources of the National Financial System. He holds a degree in Economics from the Post-graduate Education Association of the Federal District.

     Wilson Santarosa is the president of the decision-making council of Petros and is the executive manager of institutional communications of Petrobrás. He has served as a director of Petros – Fundação Petrobrás de Seguridade Social; technical, administrative and financial officer the Centrais de Abastecimento de Campinas; Secretary General for the Workers’ Central Labor Union in São Paulo; and the president of the Workers’ Central Labor Union in the interior of the state of São Paulo.

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

     Guilherme Manuel Nascimento Bettencourt began his professional career working for Price Waterhouse and KPMG. Mr. Bettencourt holds a dual undergraduate degree in both Accounting and Economics. He has continuously sought to add to his skill set and has therefore participated in a series of Management Development courses in England and the USA, and a General Management course at IMEDE (Switzerland). He started working for Xerox do Brasil in 1976 as an auditor, and subsequently held several positions until being named Regional Auditing Officer. In 1985, he became Controller and from 1987 to 1992 he worked for the corporation in the United States as the Operations Controller, where he oversaw operations in Canada, Mexico, Brazil, Hong Kong and Continental China. Upon returning to Brazil, Mr. Bettencourt was appointed Chief Financial and Systems Officer (CFO). He has also acted as Chief Operating Officer (COO), from 1994 to 1997. From 1998 to 2002 he was CEO of Xerox do Brasil. In 1999, he was named Vice President of Xerox Corporation Corporate Officer, a position he currently holds, as well as the Chairman of Xerox do Brasil.

Executive Officers

     The Executive Committee of the Registrant currently consists of three executive officers.

Name	Position	Age	Date Elected

Antônio José Ribeiro dos Santos	Chief Executive Officer	60	08/30/2002
Ricardo Del Guerra Perpetuo	Chief Financial Officer and Responsible for Investor Relations	42	11/04/2004
Aloysio José Mendes Galvão	Chief Human Resources Officer	57	08/16/2001

     Set forth below are brief biographical descriptions of the executive officers of the Registrant:

     Antônio José Ribeiro dos Santos was appointed as our chief executive officer in August 2002. He is also the chief executive officer of Telemig Celular Participações S.A. and works as a part-time professor at the Electrical Engineering Department of the University of Brasília. He was an engineer and manager at Telecomunicações de Brasília S.A. – Telebrasília from 1970 to 1983, and held the position of chief engineering officer of the same company from 1983 to 1995. In 1996 and 1997, Mr. Santos served as a senior advisor and steering committee member for certain Brazilian pension funds that were members of a consortium participating in the public bidding for cellular B Band in Brazil. In 1997-1998 Mr. Santos was the chief strategic planning officer of Americel S.A. and in 1998-1999 he served as the executive vice president of Telet S.A. In 1999-2001, he was the vice president for business development of Telemig and Tele Norte Celular Participações S.A. and in 2001-2002 he served as the chief executive officer of Telemig Celular S.A. and Amazônia Celular. Mr. Santos’ past experience includes working as an advisor for the Brazilian Secretary of Information Technology. He holds a degree in Electrical Engineering by the University of Brasília , in 1969.

     Ricardo Del Guerra Perpetuo was appointed as our chief financial officer in November 4, 2004, and has been the chief financial officer of Amazônia Celular and our affiliate, Telemig Celular, since July 2003. Before joining Telemig, he was the chief financial officer of several companies in Brazil, including Sanepar – Cia. de Saneamento do Paraná, Método Engenharia S.A. and Civilcorp Engenharia, Construção e Incorporação Ltda. Mr. Perpetuo holds a degree in civil engineering from the Mackenzie University in Brazil and has attended post-graduate studies in business administration at the Getúlio Vargas Foundation.

     Aloysio José Mendes Galvão has been our chief human resources officer since August 2001. From 1998 to 2001, Mr. Galvão acted as a human resources consultant to major corporations in Brazil including Petrobrás, Embraer, Unimed and Nestlé. Mr. Galvão was director of human resources for the Odebrecht Group from 1973 to 1998. During this period, he was involved in several local and international projects. He also worked at Banco do Estado da Bahia (Bank of the State of Bahia) where he was responsible for the human development area from 1970 to 1973. Mr. Galvão holds a degree in business administration from the Business Administration School of Bahia.

     The Executive Committee of Amazônia Celular currently consists of three executive officers.

Name	Position	Age	Date Elected

André Fernando de Almeida	Chief Operations Officer	34	12/30/2003
Ricardo Del Guerra Perpetuo	Chief Financial Officer and Responsible for Investor Relations	42	08/13/2003
Marcos Pacheco	Chief Technical Officer	48	01/24/2003

     Amazônia Celular’s Chief Executive Officer position is currently vacant due to the resignation of João Cox Neto on August 11, 2004. Pursuant to the bylaws of Telemig Celular, in the absence of a Chief Executive Officer, the principal executive officer is the Chief Operations Officer.

     Set forth below are brief biographical descriptions of the executive officers of Amazônia Celular who are not also officers of the Registrant.

     Marcos Pacheco has worked for seven years with wireless telecommunications. In 1993, when wireless telecommunications were implemented in the state of Minas Gerais, he was responsible for the establishment of the network operation and maintenance structure and also for the activation and operation of the call center project. Mr. Pacheco also worked for 12 years at our predecessor company, Telecomunicações de Minas Gerais S.A. – Telemig, where he was responsible for management of the network, the call center and the operation support system development. Mr. Pacheco holds an electrical engineering degree from the Federal University of Minas Gerais, and a Masters degree in nuclear engineering from the same university.

     André Fernando de Almeida was appointed as Amazônia Celular’s chief operations officer in December 2003 and oversees operations in Amazônia’s region in north and northeastern Brazil. Mr. Almeida has been an officer of Telemig and Amazônia since August 2001. Prior to joining Telemig and Amazônia, Mr. Almeida worked as a senior marketing manager at several companies and as manager of professional services of enterprise consulting at PricewaterhouseCoopers for nine years. Mr. Almeida holds a degree in economics and in data processing technology from Mackenzie University in Brazil and has attended post-graduate studies in enterprise economics, with a concentration in marketing, at the Getúlio Vargas Foundation in Rio de Janeiro.

B. Compensation

     For the year ended December 31, 2004, the aggregate amount of compensation paid to all directors and executive officers was approximately R$1.3 million. Of the aggregate amount, we directly paid R$0.4 million and the remaining R$0.9 million was paid by our affiliate, Telemig Celular Participações S.A, relating to the compensation of the executive officers who share our management and the management of our affiliates. The aggregate total amount of compensation includes salaries of approximately R$0.9 million and bonuses to the executive officers of approximately R$0.4 million. We are not required under Brazilian law to disclose on an individual basis the compensation of our directors and executive officers.

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

     Our board of directors may be composed of a minimum of three and a maximum of 11 directors elected by our shareholders at the annual shareholders’ meeting, which also appoints one chairman and one vice-chairman. The directors elect one chairman and one vice-chairman. The shareholders’ meeting held as of April 26, 2004 elected the 11 members of our current board of directors for a three-year term.

     Our board of executive officers is responsible for our day-to-day management. It is composed of four members: one President and three executive officers. We have service contracts with our executive officers that provide benefits upon termination of employment.

     Our conselho fiscal, fiscal council, has been established pursuant to our bylaws, which require us to maintain a fiscal council on a permanent basis. Our fiscal council is a supervisory committee independent from our board of directors and our independent accountants, and its members are elected by our shareholders on a yearly basis. The responsibilities of the fiscal council are established by Brazilian Corporation Law and include overseeing the activities of management with respect to compliance with the law and our bylaws, issuing a report on the annual report submitted for the approval of the shareholders, calling shareholders’ meetings under certain circumstances and reporting at those meetings. Our fiscal council is made up of the following individuals, each of whom is serving for a one-year term:

Name	Position	Age

Luiz Otávio Nunes West	Chairman	46
Gilberto Braga	Member	44
Augusto Cesar Calazans Lopes	Member	30
Cláudio José Carvalho de Andrade	Member	61

D. Employees

     At December 31, 2004, we had 816 employees, as compared to 806 employees at December 31, 2003 and 910 employees at December 31, 2002. At December 31, 2004, 54.9% of our employees were employed in customer service, 29.4% in sales and marketing, 3.8% in administration, 10.4% in engineering and 1.5% in information technology. The increase in the number of our employees in 2004 was primarily due to the expansion of our employees in sales and marketing and engineering.

     Less than 10% of our employees are affiliated with Sinttel (Sindicato de Trabalhadores de Telecomunicações), the labor union for telecommunications companies, in the respective states. We believe that our relationship with our employees is satisfactory and we have not experienced any labor strikes since our privatization.

     We have implemented a yearly bonus program, designed to stimulate an increase in our operating productivity, which provides variable compensation to employees according to previously specified financial and operating performance goals. The total amount paid in 2005 in connection with this bonus program was R$4.3 million and the total amount paid in 2004 was R$5.0 million. Competition has created, and we believe that it will continue to create, pressure on salaries and our ability to hire and retain qualified upper- and mid-level management personnel.

     We participate in a pension fund, the Fundação Sistel de Seguridade Social, or Sistel, which supplements government-provided retirement benefits. Currently, we make monthly contributions to Sistel equal to 13.5% of the salary of each employee who is a Sistel member. Each member employee also makes a monthly contribution to Sistel based on his or her age and salary. Members of Sistel qualify for full pension benefits after reaching the age of 57, provided that they have been members of Sistel for at least ten uninterrupted years and have been affiliated with the social security system for at least 35 years. Sistel operates independently from us. At the time of the privatization, our employees had the right to maintain their rights and benefits in Sistel. In May 2004, we introduced a defined contribution plan, except for medical benefits for which there is a defined benefit up to 24 months, for all of our employees. Sistel participants were invited to switch their defined benefits plan to the new defined contribution plan. In this plan the participants define the percentage of their contribution. We make monthly contributions to Sistel of up to 8% of the employee’s salary and each member employee also makes a monthly contribution to Sistel. Under the defined contribution plan, members of Sistel qualify for full pension benefits after reaching age 50, provided that they have been members of Sistel for at least ten consecutive years and they don’t have to be affiliated with the social security system. See Note 13 to our consolidated financial statements.

E. Share Ownership

     The members of our board of directors and our executive officers, on an individual basis and as a group, beneficially own less than 1% of any class of our stock. See “Item 7A—Major Shareholders and Related Party Transactions—Major Shareholders” for more information.

     On October 5, 2000, our board of directors approved two executive stock incentive plans. The first plan covers certain key executives who may be granted target awards of our shares of common or preferred stock. The awards are earned and shares are issued only to the extent that we achieve performance goals determined by our board of directors during a five-year performance period. The second plan covers key executives, who also participate in the first plan, and other employees. Options granted under this plan relate to preferred stock and are exercisable at the market price at the date of the grant. The vesting period is 20% during the second year, 60% during the third year and 100% during the fourth year. The price is updated by the IGP-M inflation index until vesting of the option.

     The second stock incentive plan for key employees was modified by our board of directors on December 29, 2003. As the program had been inactive from 2001 to 2003, a meeting of the board of directors decided to combine the amounts for the years 2001, 2002 and 2003 into a single tranche, with vesting available in 2004. The plan covers 17 executives and does not supersede the prior stock option plans. Options granted under this plan relate to preferred stock and are exercisable at the market price at the date of the grant, discounted by 20%. The vesting period is 40% during 2004, 30% during 2005 and 30% during 2006. Due to the performance of the Company’s shares on the stock market during the year, no options were exercised.

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

     The following table presents information concerning the ownership of common shares by our major shareholders at March 31, 2005. We are not aware of any other shareholder owning more than 5% of the common shares.

	Number of Common	Percentage of Outstanding
Name of Owner	Shares Owned	Common Shares

Telpart Participações S.A	64,633,961,596	51.9%
Emerging Markets Growth Fund Inc	9,214,930,561	7.4%
Caixa de Previdência dos Funcionários do Banco do Brasil	6,722,609,329	5.4%

     The Registrant’s controlling shareholder is Telpart Participações S.A., or Telpart, which as of May 31, 2005, owns 51.9% of the Registrant’s outstanding common shares. As a result of its controlling interest, Telpart has the ability to control the election of the majority of our board of directors, and to direct our operations.

     Telpart is a corporation owned by Newtel Participações S.A., or Newtel, which owns approximately 51% of Telpart, and TPSA do Brasil Ltda., or TPSA, which owns approximately 49%. TPSA is controlled by Highlake International Business Company Ltd., or Highlake, which is controlled by Opportunity Fund.

     Newtel is a holding company. Fifty-three percent of Newtel is owned by MEM S.A., which is indirectly held by the three mutual funds: Opportunity Fund, Citigroup Venture Capital International Brazil L.P. and Investidores Institucionais FIA. The management of Investidores Institucionais FIA is currently being challenged in a legal proceeding filed by one of its quota holders. Forty-seven percent of Newtel is owned by four Brazilian pension funds: Fundação 14 de Previdência Privada, TELOS - Fundação Embratel de Seguridade Social, PETROS - Fundação Petrobrás de Seguridade Social and PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil. The relationship among the shareholders of Newtel is governed by a shareholders’ agreement.

     Telpart also owns a controlling interest in our affiliate, Telemig Celular Participações S.A., the controlling shareholder of Telemig Celular S.A., which is the A Band cellular service provider in the region that includes the state of Minas Gerais.

     Globalvest Management Company L.P., a fund administrator, is the proxy to a group of private equity investment fund shareholders, which together hold approximately 16% of our outstanding voting stock, as of May 31, 2005.

     On March 4, 2005, Highlake and Futuretel S.A., which was at the time an entity controlled by Opportunity Fund, CVC/Opportunity Equity Partners L.P. and Investidores Institucionais FIA, announced that they would begin a competitive bidding process for the sale of more than 50% of our voting capital. However, shortly thereafter, International Equity Investments, Inc. replaced the management of CVC/Opportunity Equity Partners L.P. with Citigroup Venture Capital International Brazil LLC. At the same time, the name of the fund was changed to Citigroup Venture Capital International Brazil L.P. After that, an injunction was obtained by International Equity Investments, Inc. to temporarily suspend the competitive bidding process.

     On December 28, 1999, our shareholders approved a legal reorganization whereby Telpart contributed assets to us, resulting in future tax benefits. We recorded a deferred tax asset of R$48.8 million, which will be realized over a period of up to ten years. In accordance with Brazilian Corporation Law, we may issue shares (pro rata both common and preferred) to Telpart for the amount of the tax benefits recognized by us. In addition, minority shareholders are granted preemptive rights. If the minority shareholders do not elect to exercise these rights, the shares will be issued and subscribed for by Telpart. See Note 9 to our consolidated financial statements for a more detailed description of this transaction.

B. Related Party Transactions

     We have entered into transactions with some of our shareholders and other related parties for the provision of certain services. Transactions with related parties are carried out on an arm’s-length basis, and are conducted on the same prices, terms and rates that apply to third parties. Our bylaws and applicable Anatel regulations require that any long term agreement we enter into with related parties must be previously approved by the majority of our voting and non-voting shareholders, with the exclusion of the conflicted party.

  Shared Service Agreement

     In order to increase efficiency in the allocation of resources, capitalize on synergies, avoid unnecessary duplication of activities and improve operating efficiencies, we are a party to a shared service agreement with Telemig Participações S.A. pursuant to which certain costs incurred for the benefit of both companies and their subsidiaries are allocated to each company based on criteria designed to reflect the actual amount of use by each company. The costs allocated under this shared service agreement relate primarily to personnel, marketing and outside consulting fees. See Note 12 to our consolidated financial statements.

     Incumbent fixed-line providers are obliged to provide interconnection services to wireless operators with the incumbent’s own installations. We have entered into interconnection agreements with a number of other telecommunications operators in Brazil, including Brasil Telecom and Amazônia Celular S.A., and the local carriers operating in our area. The terms of these interconnection agreements include provisions for the number of connection points, the method by which signals must be received and transmitted and the costs and fees of interconnection. Network usage fees are also assessed based on the terms of these agreements. We have also entered into an agreement with Brasil Telecom under which our subscribers pay a lower rate to use long-distance services offered by Brasil Telecom.

  Roaming Agreements

     We have entered into roaming agreements with all other A and B Band services providers outside our region and we have also signed agreements with all other GSM cellular operators in Brazil, including Brasil Telecom and Telemig Celular S.A., to provide GSM roaming for our subscribers,

  Service Agreement

     On June 30, 2001, we entered into a service agreement with Telemig Celular S.A. and LHS do Brasil Ltda under which Sema, a subsidiary of LHS do Brasil Ltda., licensed a limited right to use certain of its software, together with software produced by third parties, to us and Telemig Celular and further agreed to perform specified services in connection with its proprietary software and the third party software. The provision of these services ended in February 2004.

C. Interests of Experts and Counsel

     Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Financial Statements and Other Financial Information

     The information included in Item 18 of this annual report is referred to and incorporated by reference into this Item 8A.

Legal Proceedings

  Litigation Relating to the Breakup of Telebrás

     The breakup of Telebrás is the subject of several lawsuits in which the plaintiffs have requested, and in certain cases obtained, preliminary injunctions against the breakup. All of these preliminary injunctions have been subsequently quashed by decisions of the relevant federal court, but several of these decisions are currently on appeal.

     These lawsuits are based on a number of legal theories, the principal among them being:

  Brazil’s Federal Constitution requires that the creation of the 12 holding companies spun off from Telebrás be specifically authorized by the General Telecommunications Law;

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

     If any of the plaintiffs in the above-described lawsuits ultimately prevails, the Telebrás breakup might have to be unwound. This could require any combination of the following:

  amending the General Telecommunications Law;

  reconvening the May 22, 1998 Telebrás shareholders’ meeting; and

  the passing of additional laws by Congress or the issuance of executive orders by the President.
  General Telecommunications Law Proceeding

     The General Telecommunications Law prohibits a shareholder from having a controlling interest in more than one wireless telecommunications carrier operating in the same area in Brazil. Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI (which is the Banco do Brasil S.A. pension fund) and Banco do Brasil are a part of our controlling shareholder block and also are a part of the controlling shareholder block of Telemar, which competes with us in our area under the “Oi” brand name. On June 15, 2005, the Company has initiated court proceedings seeking a court order to prevent PREVI and Banco do Brasil from exercising their voting rights in the Company until the legality of their shareholding interest is resolved. These proceedings are ongoing.

  Litigation Arising Out of Events Prior to the Telebrás Breakup

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

     Any claims against our predecessor companies that are not satisfied by them could result in claims against us to the extent that our subsidiaries received assets at the time of the spin-off that might have been used to settle those claims. Under the shareholders’ resolution pursuant to which the spin-off was effected, we have contribution rights against the predecessor companies with respect to the entire amount of any payments made by us in connection with any labor or tax claims brought against our subsidiaries that relate to events prior to the effective date of the spin-off.

     Under the terms of the breakup, liability for any claims arising out of acts committed by Telebrás prior to the effective date of the breakup remains with Telebrás except for:

  labor and tax claims for which Telebrás and the new holding companies are jointly and severally liable by operation of law, and any liability with respect to which Telebrás made a specific accounting provision prior to the breakup to the extent that such provision has been assigned to us or one of the other new holding companies.

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

     We have made provisions totaling approximately R$0.5 million for the application of the ICMS to cellular activation from June 1998, the effective date of the agreement, to December 31, 2003. The application of the ICMS to cellular activation for the year ended December 31, 1998 would have had a maximum negative impact estimated at R$0.1 million and R$0.5 million on our results of operations for 2001 and 2002, respectively, and no material effect on results of operations for 2003 and 2004. The application of ICMS on cellular activation would not materially affect our results of operations for 2000, 2001 and 2002 because we eliminated the activation fee for all but one of our plans. For the remaining plan, cellular activation has been significantly reduced. We do not believe that application of the ICMS on cellular activation, applied on a prospective basis will have a material impact on our results of operations. We have obtained final judgments in our favor prohibiting the application of ICMS to our activation services in the state of Amazonas and Amapá.

     In December 1998, each of Amazônia Celular’s then-existing subsidiaries filed an injunction with the Treasury Court of the state in which it is located and therefore suspended the remittance of the ICMS on monthly subscriptions and additional services and deposited such amounts in a trust account administered by the courts. In 2002, we obtained a final favorable decision in the state of Maranhão and, in 2004 in Macapá. We have also obtained decisions in our favor prohibiting the application of ICMS to monthly subscription and other additional services in the state of Pará, which have been appealed by the relevant government authorities. Concerning the state of Roraima, in December 2004, the Superior Tribunal de Justiça (Supreme Court) ruled that ICMS does not apply to monthly subscription and additional services. We have recorded a provision of R$11.3 for this matter in December 31, 2004, and the respective judicial deposits amounted to R$7.4 million.

  Litigation Relating to the Conveyance of PIS and COFINS to Users

     A civil class action has been filed by the Public Prosecutor’s Office against us and other telecommunications companies to (i) prevent the passing on to customers of the amounts of the social contributions, referred to as PIS, or the Contribution to the Social Integration Program, and COFINS, or the Contribution for Social Security Financing and (ii) to require the return to customers of two times the amount of PIS - and COFINS-related charges passed along to them. These social contributions are levied over gross telecommunication services revenues to final consumers located within the jurisdiction of the state of Maranhão. The Public Prosecutor’s Office considers that the transfer of the tax to customers to be unconstitutional. No preliminary injunction has been granted and we believe that the civil class action has no legal basis. The maximum liability for this action is approximately R$85 million.

  Litigation Related to “Caller ID” and of the Trademark “BINA”

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

  Lawsuit related to the use of the “Amazônia Celular” logo

     In December 2002, the company NET Design Produções Fotográficas, with main offices in Belo Horizonte, Minas Gerais, filed a suit against Amazônia Celular for damages – moral and property – with request of anticipatory relief, on the grounds that the logo (ellipse) used by Amazônia Celular was being used unduly, since, according to the plaintiff, it is identical to the one that NET developed for Telemig Celular, with a mere change of the color (Telemig Celular is “red” and Amazônia Celular is “green”). In its defense, Amazônia Celular argued that the plaintiff does not own the right to exploit the respective logo, considering that Telemig Celular commissioned and bought the “work” of NET. Thus, the ownership was invested by derivated means (holding the property rights) and the Agreement for Assignment of Use of Brand signed between Telemig Celular and Amazônia Celular is perfectly legal.

     The criteria for the risk assessment related to this action suggest that the possibility of losing is “remote.”

  Litigation Related to the Telecommunication Inspection Fund

     We are subject to the payment of the Telecommunication Inspection Fund contribution. The Telecommunication Inspection Fund is supported by revenues resulting from a tax imposed on telecommunication operators. We have adopted the position that the Telecommunication Inspection Fund tax is not due in respect of telecommunications stations that are not owned by us. As a result, we are involved in legal proceedings to obtain a judicial authorization for us to pay the Telecommunication Inspection Fund tax solely in respect of telecommunication stations owned by us. The amount involved in these proceedings is approximately R$34.2 million, for which we have made contingency provisions.

  Anatel Proceedings

     On January 10, 2002, Anatel commenced administrative proceedings against Amazonas Celular regarding (i) possible irregularities in the election of four members to our board of directors appointed by a non-controlling shareholder; and (ii) possible non-compliance with investment obligations relating to the maintenance and enhancement of the services provided by Amazônia Celular. We filed a timely defense and are awaiting a response from Anatel. In the event that we are found to have breached any of our obligations, we may be subject to a penalty ranging from a warning to the loss of our authorization. There can be no assurance of the outcome of the proceeding, but we do not believe that the penalty of loss of authorization would be applied.

     On June 25, 2002, the Superintendent of Private Services of Anatel issued a provisional remedy in connection with the proceeding, preventing the exercise of voting and veto powers of the directors elected by the non-controlling shareholder.

  Service Providers

     We currently use the services of approximately 609 outsourced ‘‘service providers’’ who are engaged in activities such as sales promotions, information technologies, security and maintenance. Under Brazilian labor legislation, the legality of contracting-out services is closely related to the nature of the services involved. Where the outsourced contracted services are related to the primary activities of the contracting company, there is, in effect, a strong presumption that the contracting-out is not legal. Thus, if the relationship between the outsourced service provider and the company contains any indicia of the essential elements of employment, such as subordination of the outsourced individual worker within the management hierarchy of the company, the contracting-out of services is likely to be found illegal.

     We believe there is a risk that part of the contracting-out of services could be considered illegal. For this reason, we are exposed to the risk of (i) infraction notices issued by labor and social security authorities, (ii) a civil public action by the Government Labor Attorney’s Office and (iii) labor claims filed by outsourced ‘‘service providers’’ claiming the existence of an employment relationship.

Dividend Policy and Dividends

  General

     Brazilian Corporation Law generally requires that the bylaws of each Brazilian corporation specify a minimum percentage of the distributable profits comprising dividends and/or notional interest attributable to shareholders’ equity, or distributable amount, of the corporation for each fiscal year that must be distributed to shareholders as dividends. See “Item 10B – Additional Information – Memorandum and Articles of Association –Allocation of Net Income and Distribution of Dividends.” Moreover, the Brazilian Corporation Law provides that each Brazilian company may only issue new preferred shares for public distribution if one of the following terms applies to the preferred shares: (i) priority in the receipt of dividends corresponding to at least 3% of the book value per share; (ii) dividends 10% higher than those paid for common shares; or (iii) tag along rights at 80% of the price paid to the controlling shareholder in case of a transfer of control. Our bylaws provide that preferred shares will be entitled to receive, on a priority basis, minimum, non-cumulative dividends according to the greater of the following criteria: (i) 6% per annum of the amount resulting from the division of the amount of the outstanding capital stock by the number of our outstanding shares; or (ii) the right to a share of the mandatory dividend (see the next following paragraph) based on (a) a priority to receive a minimum, non-cumulative dividend corresponding to 3% of the net asset value of each share; and (b) a right to a share of the profits to be distributed on the same basis as common shares, after common shares have been paid a dividend equal to the minimum preferred dividend mentioned in (a) above.

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

     Under the Brazilian Corporation Law, if our board of directors determines prior to the annual shareholders’ meeting that payment of the mandatory dividend for the preceding fiscal year would be inadvisable in view of our financial condition, we need not pay the mandatory dividend. This determination must be reviewed by our fiscal council and reported to the shareholders and to the CVM. If a mandatory dividend is not so paid, these earnings must be allocated to a special reserve account. If we do not incur the expected losses that cause us to withhold the mandatory dividend, we will be obligated to pay the mandatory dividend.

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

     Payments of cash dividends and distributions, if any, will be made in reais to the custodian on behalf of the depositary, and the custodian will then convert such proceeds into U.S. dollars and will cause such U.S. dollars to be delivered to the depositary for distribution to holders of ADSs. Under current Brazilian law, dividends paid to shareholders who are not Brazilian residents, including holders of ADSs, will not be subject to Brazilian income tax withholding.

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

     The following table sets forth the dividends paid to holders of our common shares and preferred shares since 2002 in reais.

Year	Common Shares	Preferred Shares

(per 1,000 shares in R$)
2004	–	0.02073
2003	–	–
2002	–	–

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

  3,134,801 ADSs representing 156,740,032,000 preferred shares held by foreign investors (to our knowledge based in each case on their addresses as indicated in our records for the shares in our custody), representing 74% of the total preferred shares outstanding.

     We have registered one class of ADSs under a registration statement on Form F-6 pursuant to the Securities Act. All of the ADSs were registered in the name of The Depository Trust Company. At the end of 2004, there were 70 holders of record of the ADSs.

     The following table presents the reported high and low closing sale prices for our preferred shares as reported on the São Paulo Stock Exchange in reais.

R$ per 1,000
preferred shares

Calendar Period	High	Low

2000	R$2.39	R$1.17
2001	R$1.73	R$0.91

2002	R$1.09	R$0.23
2003	R$0.63	R$0.30
2004	R$0.71	R$0.49

2003:
1st quarter	R$0.39	R$0.30
2nd quarter	R$0.37	R$0.33
3rd quarter	R$0.44	R$0.34
4th quarter	R$0.63	R$0.43

2004:
1st quarter	R$0.71	R$0.57
2nd quarter	R$0.66	R$0.53
3rd quarter	R$0.59	R$0.53
4th quarter	R$0.58	R$0.49

     Share prices for the most recent six months are as follows:

December 2004	R$0.52	R$0.49
January 2005	R$0.50	R$0.37
February 2005	R$0.39	R$0.36
March 2005	R$0.42	R$0.35
April 2005	R$0.36	R$0.32
May 2005	R$0.35	R$0.31

     The following table presents the reported high and low closing sales prices for the ADSs in U.S. dollars on the New York Stock Exchange for the periods indicated.

	U.S. dollars per ADS

Calendar Period	High	Low

2000	67.00	29.06
2001	43.75	16.89
2002	23.76	3.29
2003	11.01	4.45
2004	12.99	8.47

First quarter 2003	6.01	4.45
Second quarter 2003	6.41	4.85
Third quarter 2003	7.50	5.60
Fourth quarter 2003	11.01	7.51

First quarter 2004	12.99	10.04
Second quarter 2004	11.60	8.47
Third quarter 2004	9.85	8.90
Fourth quarter 2004	9.97	8.90

     Share prices for the most recent six months are as follows:

December 2004	9.32	8.90
January 2005	9.10	6.82
February 2005	7.36	6.93
March 2005	7.75	6.58
April 2005	6.59	6.13
May 2005	6.97	6.13

B. Plan of Distribution

     Not applicable.

C. Markets

Trading on the Brazilian Stock Exchanges

  General

     All equity and corporate debt securities in Brazil are traded on the São Paulo Stock Exchange and all government securities are traded on the Rio de Janeiro Stock Exchange. The São Paulo Stock Exchange is a nonprofit entity owned by its member brokerage firms. Trading on the exchange is limited to member brokerage firms and a limited number of authorized nonmembers. The São Paulo Stock Exchange has two open trading sessions each day from 10:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 4:45 p.m. Trading is also conducted from 10:00 a.m. to 5:00 p.m. on an automated system. There are no specialists or market makers for our shares on the São Paulo Stock Exchange.

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

     At December 31, 2004, the aggregate market capitalization of the 358 companies listed on the São Paulo Stock Exchange was approximately US$340.9 billion. The Brazilian equity market is relatively small and illiquid compared to major world markets. In 2004, the ten largest companies represented approximately 48.8% of the total market capitalization of all listed companies on the São Paulo Stock Exchange. In 2004, the average monthly trading volume on the São Paulo Stock Exchange was approximately US$8.7 billion. By comparison, as of December 31, 2004, the aggregate market capitalization of the 2,768 listed companies on the New York Stock Exchange was approximately US$19.8 trillion and the ten largest companies listed on the New York Stock Exchange represented approximately 10.8% of the total market capitalization of all listed companies.

     In December 2000, the São Paulo Stock Exchange implemented new listing segments: the Novo Mercado and the Differentiated Levels of Corporate Governance. The Novo Mercado is a listing segment under the São Paulo Stock Exchange designed for the trading of shares issued by companies that voluntarily undertake to abide by further corporate governance practices and disclosure requirements in addition to those already imposed by Brazilian law. A company in the Novo Mercado listing segment must follow a series of corporate rules known as “best practices of corporate governance.” These rules generally increase shareholders’ rights and enhance the quality of information provided to shareholders.

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

B. Memorandum and Articles of Association

     Set forth below is certain information concerning our capital stock and a summary of certain significant provisions of our bylaws and Brazilian Corporation Law.

Corporate Purposes

     We are a publicly held corporation and our principal place of business in the city of Brasília, Brazil. We are governed mainly by our bylaws and by the Brazilian Corporation Law. Our corporate purposes are found under Article 2 of our bylaws, which establishes that our objectives are:

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

  to perform other mobile telephone related activities; and

  to hold equity interests in other companies.
Shareholders’ Meeting

     Our annual shareholders’ meeting must occur within four months following the close of our fiscal year and other shareholders’ meetings must be held when required. The Brazilian Corporation Law and our bylaws require that all our shareholders’ meetings be called by publication of a notice in newspapers of general circulation in our principal place of business, currently the city of Brasília, at least fifteen days prior to the meeting and for three consecutive business days. In addition, the CVM may also require the first call for a shareholders’ meeting to be made up to 30 days before such shareholders’ meeting. The quorum to hold shareholders’ meetings on first call is generally 25% of the shares entitled to vote and, on second call, the meetings can be held with the presence of any number of the shares entitled to vote.

     Resolutions are generally passed by the majority of the voting shareholders present at the meeting. Brazilian Corporation Law requires the approval of shareholders representing at least half of the voting shares outstanding for matters such as the following:

  to create preferred shares or to increase the preferred shares of existing classes without maintaining the proportion with the remaining classes of preferred shares, except if provided for and authorized in the bylaws;

  to modify the privileges, advantages and amortization or redemption conditions of one or more classes of preferred shares or to create a new class with greater privileges;

  to decrease the mandatory dividend;

  to incorporate a company into another company or to merge it or to spin it off;

  to become a member of a group of companies;

  to modify the corporate purposes of the company;

  to wind up or liquidate the company;

  to issue founder’s shares; or

  to split-up the company.

     Our bylaws establish that general shareholders’ meetings addressed to deliberate subjects requiring special approval must be called at least 30 days in advance.

Preferred Shares and Common Shares

     The following is a summary of the material terms of our common and preferred shares, including related provisions of our bylaws and the Brazilian Corporation Law.

  General

     As of December 31, 2004, our paid-in capital was R$84,850,577.76, and our share capital consisted of a total of 124,623,841,906 outstanding common shares and 210,460,313,451 preferred shares, without par value. All our outstanding shares are fully paid. Under our bylaws, the number of preferred shares may not exceed two-thirds of the total number of outstanding shares. We may issue preferred shares without maintaining a fixed proportion to common shares provided we observe the limit prescribed by law. Under the Brazilian Corporation Law, the number of preferred non-voting or restricted voting shares outstanding, such as the preferred shares, may not exceed one-half of the total number of outstanding shares. According to Law No. 10,303, this new limit on the issuance of preferred shares does not apply to existing listed companies, including us. Currently, our common shares and preferred shares ratio with respect to our total share capital is 0.3719 and 0.6281, respectively.

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

     Mandatory dividends. Our shareholders are generally entitled to receive mandatory dividends each year, in an amount equivalent to 25% of our adjusted net income. Adjusted net income is net income under Brazilian GAAP following the addition or subtraction of amounts allocated to the formation of a statutory reserve account, and amounts allocated to the formation of a contingency reserve account and the return of any amounts in any contingency reserve accounts deposited in previous years.

     The payment of our mandatory dividends may be limited to the profits actually realized in the fiscal year, if the portion of the profits not realized is allocated to the unrealized income reserve account (as described below).

     If prior to a general shareholders’ meeting, our board of directors recommends that payment of mandatory dividends with respect to the preceding fiscal year would not be advisable in view of our financial condition, our shareholders would decide at the shareholders’ meeting whether or not to make that distribution. The recommendation of the board of directors must be reviewed by our fiscal council, if it is convened, and reported to our shareholders and to the CVM.

     Legal reserve account. We are required to maintain a legal reserve account to which we must allocate 5% of our net income for each fiscal year until the amount of the reserve equals 20% of our share capital. The allocation of a portion of the net income to the legal reserve account is mandatory, even though it must be submitted to the approval by the shareholders voting at the general shareholders’ meeting and may be transferred to our capital account or used to offset accumulated losses. However, we are not required to make any allocations to our legal reserve in respect of any fiscal year in which it, when added to our other established capital reserves, exceeds 30% of our capital. Net losses, if any, may be charged against the legal reserve account. The legal reserve account is not available for the payment of dividends. At December 31, 2004, the balance of our legal reserve was R$7.5 million, which was equal to 9% of our share capital.

     Statutory reserve account. Our bylaws provide that our shareholders may allocate up to 10% of our net income (adjusted pursuant to the Brazilian Corporation Law) to a working capital backup reserve. This reserve, however, may not exceed 10% of our net book value. At December 31, 2004, we had no working capital backup reserve.

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
  our net income accrued in previous fiscal years or in any six-month and/or quarterly interim periods of a fiscal year; or

  our profit reserves set aside in previous fiscal years or in the first six months of a fiscal year. In this case, “profit reserves” means any discretionary reserve account, contingency reserve account, amounts allocated to our capital expenditure budget approved by a shareholders’ resolution or unrealized income reserve account, not including the capital reserves.

     We are required to pay a non-cumulative preferred dividend on our preferred shares in an amount equal to 6% per year, over the value resulting from the division of subscribed capital by the total number of shares, or, alternatively, minimum non-cumulative dividends corresponding to 3% of the net asset value of each share. We must choose the alternative representing the higher value. In view of the absence of profits for distribution as dividends from Amazônia Celular, our management proposed to retain dividends for the fiscal year ended on December 31, 2004. Such proposal of dividend retention was duly approved by a shareholders’ meeting.

     For purposes of the mandatory distribution requirement, we included in adjusted net income part of the unrealized income reserve transferred upon the breakup of Telebrás, which amounted to R$59 million (R$17.8 million as of December 31, 2004) and is included in distributable capital and other reserves in our shareholders’

equity. We decided to include the unrealized reserve in the calculation of the mandatory distribution requirements over a ten-year period, ending in 2007. We cannot assure you that the mandatory distribution of the unrealized income reserve will not result in substantial additional dividend requirements.

     Distributions of interest on our net worth may constitute an alternative form of payment to shareholders. These payments may qualify as part of the mandatory dividend at their net value. Please see “—Taxation—Brazilian Tax Considerations.”

     Dividends are generally required to be paid within 60 days after the date the dividends were declared to the holder of record, unless a shareholders’ resolution sets forth another date of payment. This date must, in either case, be prior to the end of the fiscal year in which the dividend is declared. A shareholder has a three-year period following the date on which the dividend payment is made available to claim a dividend in respect of its shares, after which it is reverts to the benefit of the company. We are not required to adjust the amount of the dividend for inflation for the period from the date of declaration to the payment date.

     Our calculation of “net profits” and allocations to reserves for any fiscal year are determined on the basis of financial statements prepared in accordance with Brazilian GAAP and adjusted in accordance with Brazilian Corporation Law. The financial statements included herein have been prepared in accordance with U.S. GAAP and, although our allocations to reserves and dividends will be reflected in those financial statements, investors will not be able to calculate these allocations or required dividend amounts from the US GAAP financial statements.

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

  the right to participate in the distribution of profits;

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
Other Provisions

Neither the Brazilian Corporation Law nor our bylaws expressly addresses:

  staggered terms for directors;

  cumulative voting, except as described below; or

  measures that could prevent a takeover attempt.

     Nevertheless, the General Telecommunications Law requires Anatel’s prior approval for any spin off, merger, incorporation, transformation or transfer of control involving corporations holding any telecommunications concession or authorization.

     According to the Brazilian Corporation Law and CVM regulation, shareholders representing at least 5% of the voting capital may request that a multiple voting procedure be adopted to entitle each share to as many votes as there are board members and to give each shareholder the right to vote cumulatively for only one candidate or to distribute his/her votes among several candidates. Pursuant to the Brazilian Corporation Law, shareholders’ actions must be taken at a shareholders’ meeting duly convened, and not by written consent.

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

  to reduce the mandatory distribution of dividends;

  to merge into another company or to consolidate with another company, subject to the conditions set forth in the Brazilian Corporation Law;

  to participate in a centralized group of companies as defined under the Brazilian Corporation Law and subject to the conditions set forth therein;

  to change our corporate purpose;

  to split up, subject to the conditions set forth in the Brazilian Corporation Law;

  to transform into another type of company;

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

  Executive Sessions

     NYSE rules require that the non-management directors must meet at regularly scheduled executive sessions without management. Brazilian Corporate Law does not have a similar provision. According to Brazilian Corporate Law, up to one-third of the members of the board of directors can be elected from management. The remaining non-management directors are not expressly empowered to serve as a check on management and there is no requirement that those directors meet regularly without management. All of our directors are non-management directors.

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

  Audit Committee

     NYSE rules require that listed companies have an audit committee that (i) is composed of a minimum of three independent directors who are all financially literate, (ii) meets the SEC rules regarding audit committees for listed companies, (iii) has at least one member who has accounting or financial management expertise and (iv) is governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities. However, as a foreign private issuer, we need only to comply with the requirement that the audit committee, or fiscal council in our case, meet the SEC rules regarding audit committees for listed companies. Brazilian Corporate Law requires companies to have a permanent or non-permanent conselho fiscal composed of three to five members who are elected at the general shareholders’ meeting. The conselho fiscal operates independently from management and from a company’s external auditors. Its main function is to monitor the activities of management, examine the financial statements of each fiscal year and provide a formal report to our shareholders.

     We have a permanent conselho fiscal that consists of three to five members and which has ordinary meetings every three months. The members of our conselho fiscal are all financially literate and two members have accounting expertise that qualifies them as audit committee financial experts.

  Shareholder Approval of Equity Compensation Plans

     NYSE rules require that shareholders be given the opportunity to vote on all equity compensation plans and material revisions thereto, with limited exceptions. Under Brazilian Corporate Law, shareholders must approve all stock option plans. In addition, any issuance of new shares that exceeds our authorized share capital established in our bylaws is subject to shareholder approval.

  Corporate Governance Guidelines

     NYSE rules require that listed companies adopt and disclose corporate governance guidelines. We have not adopted any formal corporate governance guidelines beyond those required by applicable Brazilian law. We have adopted and observe a disclosure policy which requires the public disclosure of all relevant information pursuant to guidelines set forth by the CVM, as well as an insider trading policy, which, among other things, establishes black-out periods and requires insiders to inform management of all transactions involving our securities.

  Code of Business Conduct and Ethics

     NYSE rules require that listed companies adopt and disclose a code of business conduct and ethics for directors and certain officers, and promptly disclose any waivers of the code for directors or executive officers. Applicable Brazilian law does not have a similar requirement. However, in December 2003, we adopted a code of ethics and conduct applicable to our officers, directors and employees, including at the subsidiary level, providing a whistleblower protection for those who reports violations to the code terms.

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

C. Material Contracts

Personal Mobile Service Authorizations

     We obtained a mobile cellular concession from the Brazilian Ministry of Communications on November 4, 1997. On February 19, 2004, we signed an authorization contract with Anatel to migrate to the SMP regime, which will replace the SMC. We also acquired additional spectrum from Anatel on the 1,800 MHz and the 900 MHz frequency ranges. The terms of our authorization are described in “Item 4—Information on the Company—Regulation of the Brazilian Telecommunications Industry.”

Material Financing Agreements

  BNDES

     On December 14, 2000, we obtained a R$162.6 million five-year facility from the Brazilian National Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social (BNDES)) and a consortium of three Brazilian banks: Banco Itaú BBA S.A., Banco Bradesco S.A. and Banco Alfa de Investimento S.A. The proceeds of this facility were invested in the expansion of our coverage area and the introduction of new services. This facility has an annual interest rate of 5.8% (3.8% until December, 2004) over either (i) the average cost of BNDES’ currency basket (based on rates and charges, including taxes, applicable to BNDES’ debt obligations in foreign currency) and (ii) the long-term interest rate disclosed by the Central Bank, depending on the tranche. Principal is payable monthly, with final maturity on January 16, 2006. On February 2, 2005 and March 1, 2005, lenders waived compliance by Amazônia Celular with certain covenants in the agreement. At December 31, 2004, there was R$52 million outstanding under this facility.

  Citibank

     On October 20, 2000, we entered into a US$50 million credit agreement with Citibank and others to finance the purchase and installation of goods and services related to our cellular telecommunications plant. This facility has an interest rate of six-month LIBOR plus 2.625% per year, plus a guarantee fee of 1.3% per year. Principal and interest are payable semi-annually, with a final maturity on October 25, 2005. On January 8, 2004, the credit agreement was amended in order to permit the Amazônia Celular’s participation in the Notes Units Transaction. On February 18, 2005, the credit agreement was again amended to change certain financial covenants. At December 31, 2004, there was R$33 million outstanding under this facility.

Network Agreements

  Ericsson Telecomunicações S.A. and Ericsson Serviços de Telecomunicações Ltda.

     On July 1, 2004, Amazônia Celular S.A., Telemig, Ericsson Telecomunicações S.A. and Ericsson Serviços de Telecomunicações Ltda. entered into an agreement to provide and implement the GSM CORE network. Under the terms of this agreement, Ericsson will provide the equipment, material, software and services forming our GSM CORE network. The total amount payable to Ericsson under the terms of the agreement is R$60 million, of which we will pay R$17 million, and Telemig will pay R$43 million.

     On July 16, 2004, Amazônia Celular S.A. entered into an agreement with Ericsson to provide and implement our GSM ACCESS network. Under the terms of this agreement, Ericsson has agreed to provide all equipment, material, software and services forming our GSM ACCESS network. The total amount payable to Ericsson under the terms of the agreement is R$66 million.

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

  has a legal representative in Brazil;

  fills out a form to be kept on hand by the legal representative;

  obtains registration with the CVM as a foreign investor; and

  registers the foreign investment with the Central Bank.

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

     Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. We cannot assure you, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of preferred shares or ADSs. In some circumstances, due to internal provisions of each country, a tax in Brazil (see below “Distribution of Interest on Capital”), can generate a tax credit for the holder. Prospective holders of preferred shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs in their particular circumstances.

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

  Taxation of Dividends

     Dividends paid by us in cash or in kind from profits for periods beginning on or after January 1, 1996 (i) to the depositary in respect of preferred shares, underlying ADSs or (ii) to a non-Brazilian holder in respect of preferred shares, will not be subject to Brazilian withholding tax, in accordance with Law No. 9.249/95, article 10.

     Dividends paid from profits generated before January 1, 1996 may be subject to Brazilian withholding tax at 15% if the profits were generated in 1994 or 1995, and at 25% if the profits were generated before 1994. Stock dividends are not subject to Brazilian tax.

  Taxation of Capital Gains

     Capital gain or loss is defined as the difference between the amount realized on the sale or exchange and the acquisition cost of the shares sold, measured in nominal reais. The acquisition cost of shares registered as an investment with the Central Bank is calculated on the basis of the foreign currency amount registered with the Central Bank.

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

  Gains realized through transactions on Brazilian stock exchanges are subject to tax at a rate of 20%.

  Gains on the sale or exchange of duly-registered investments made in accordance with Resolution No. 2,689 of the Monetary Council are not subject to Brazilian tax if such sale or exchange occurs on a Brazilian stock exchange, except for investments originating from countries considered by Brazilian tax authorities a “tax haven”, or where income is not taxed or is taxed at a rate lower than 20%, which are taxed in accordance with the same tax rules applicable to Brazilian residents.

  Gains on the disposition of preferred shares obtained upon cancellation of ADSs are not taxed in Brazil if such disposition is made, and the proceeds are remitted abroad, within five business days after cancellation.

  If the sales value of the preferred shares contains a component of interest on capital, the amount of this interest will be taxed at a rate of 15%. See “—Distribution of Interest on Capital” below.

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

  Distribution of Interest on Capital

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

     Distributions of interest on capital paid to Brazilian and non-Brazilian holders of preferred shares, including payments to the depositary in respect of preferred shares underlying ADSs, are deductible by us for Brazilian corporate income tax purposes. These payments are subject to Brazilian withholding tax at the rate of

15%, except for payments to persons who are constitutionally exempt from tax in Brazil. Payments to persons situated in jurisdictions deemed to be tax havens will be subject to tax at a 25% rate. Tax havens are defined by Brazilian tax authorities in a list and or in case of countries that either have no income tax or in which the income tax rate is less than 20%.

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

     A financial transaction tax (Imposto sobre Operações Financeiras - IOF) may be imposed on the conversion of Brazilian currency into foreign currency, such as for purposes of paying dividends and interest. The tax rate on such conversions is currently 0%, but the Minister of Finance has the legal power to increase the rate to a maximum of 25%. Any such increase will be applicable only prospectively.

     In addition to the IOF tax, a second tax (Contribuição sobre movimentação financeira – CPMF) that applies to the removal of funds from accounts at banks and other financial institutions, is imposed on distributions by us in respect of the ADSs at the time such distributions are converted into U.S. dollars and remitted abroad by the custodian. This tax is currently levied at a general rate of 0.38% . Financial institutions performing transactions to which the tax applies are responsible for the collection of the tax.

     The Brazilian Congress also approved, as of July 2002, an exemption to CPMF for the removal of funds from accounts at banks to buy and sell stocks. Therefore, stock exchanges transactions have been exempt from the CPMF tax since 2002.

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

  a citizen or resident alien individual of the United States,

  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, an estate the income of which is subject to U.S. federal income tax regardless of its source, or a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust or (B) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

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

  Taxation of Distributions

     In general, distributions with respect to our preferred shares or the ADSs (which likely would include distributions of notional interest charges attributed to shareholders’ equity, as described above under “– Brazilian Tax Considerations – Distribution of Interest on Capital”) will constitute dividends for U.S. federal income tax purposes, to the extent made from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds the amount of our current and accumulated earnings and profits, the excess will be treated as a non-taxable return of capital to the extent of your tax basis in our preferred shares or ADSs, and thereafter as capital gain. As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.

     The gross amount of any taxable dividend (including amounts withheld in respect of Brazilian taxes) paid with respect to our preferred shares or ADSs generally will be subject to U.S. federal income taxation as ordinary dividend income and will not be eligible for the dividends received deduction allowed to corporations. Taxable dividends paid in Brazilian currency will be included in your gross income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date you receive the dividends, or, in the case of dividends you receive in respect of ADSs, on the date the dividends are received by the depositary, whether or not converted into U.S. dollars. You will have a tax basis in any distributed Brazilian currency equal to the amount included in gross income, and any gain or loss recognized upon a subsequent disposition of such Brazilian currency generally will be ordinary income or loss. If dividends paid in Brazilian currency are converted into U.S. dollars on the day you or the depositary, as the case may be, receive such dividends, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. Such foreign currency gain or loss, if any, will be U.S. source ordinary income or loss. We urge you to consult your own tax advisers regarding the treatment of any foreign currency gain or loss if any Brazilian currency received by you or the depositary is not converted into U.S. dollars on the date of receipt.

     Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2009 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends represent “qualified dividend income.” Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). Under current guidance issued by the IRS, the ADSs should qualify as readily tradable on an established securities market in the United States so long as they are listed on the New York Stock Exchange. However, no assurances can be given that the ADSs will be or remain readily tradable under future guidance. Based on our audited financial statements, financial projections, relevant market and shareholder data, and current estimates regarding the value and nature of our assets, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2004 taxable year. However, because these determinations are based on the nature of our income and assets from time to time, and involve the application of complex tax rules, no assurances can be provided that we will not be considered a PFIC for the current, or any past or future tax year. See “Passive Foreign Investment Company Rules” below.

     Based on existing guidance, it is not entirely clear whether dividends received with respect to the preferred shares will be treated as qualified dividend income, because the preferred shares are not themselves listed on a U.S.

exchange. In addition, the U.S. Treasury Department has announced its intention to promulgate rules pursuant to which holders of ADSs or preferred stock and intermediaries though whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividend income. Because such procedures have not yet been issued, we are not certain that we will be able to comply with them. U.S. holders of ADSs and preferred shares should consult their own tax advisors regarding the availability of the preferential U.S. federal income tax rates for qualified dividend income in the light of their own particular circumstances.

     For foreign tax credit purposes, dividends paid with respect to our preferred shares or ADSs generally will be treated as income from sources outside the United States. The limitation on foreign taxes eligible for the credit is calculated separately with respect to specific classes of income. For this purpose, dividends paid by us generally will constitute passive (or possibly, in the case of certain U.S. holders, financial services) income. U.S. holders should note, however, that recently enacted legislation eliminates the “financial services income” category with respect to taxable years beginning after December 31, 2006. Under this legislation, the foreign tax credit limitation categories will be limited to “passive category income” and “general category income.” Subject to generally applicable limitations under U.S. federal income tax law, Brazilian withholding tax imposed on such dividends, if any, will be eligible for credit against a U.S. holder’s U.S. federal income tax liability (or at a U.S. holder’s election, all foreign income taxes paid may instead be deducted in computing such holder’s taxable income). In general, special rules will apply to the calculation of foreign tax credits in respect of dividend income that is subject to preferential rates of U.S. federal income tax. U.S. holders should be aware that the IRS has expressed concern that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. holders of ADSs. Accordingly, the discussion above regarding the creditability of Brazilian withholding tax on dividends could be affected by future actions that may be taken by the IRS. The rules with respect to foreign tax credits are complex and U.S. holders should consult their own tax advisers regarding the availability of foreign tax credits in light of their particular circumstances.

  Taxation of Capital Gains

     In general, gain or loss, if any, realized upon a sale or other taxable disposition of our preferred shares or ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized (including the gross amounts of the proceeds of the sale or other taxable disposition before deduction of any Brazilian tax) on the sale or other taxable disposition and your adjusted tax basis in our preferred shares or ADSs. Such capital gain or loss will be long-term capital gain or loss if at the time of sale or other taxable disposition you held our preferred shares or ADSs for more than one year. Certain non-corporate U.S. holders (including individuals) are eligible for preferential rates of U.S. federal income taxation in respect of long-term capital gains. The deduction for capital losses is subject to certain limitations under the Code. Gain (or loss), if any, recognized by a U.S. holder on the sale or other taxable disposition of our preferred shares or ADSs generally will be treated as U.S. source income (or loss) for U.S. foreign tax credit purposes. Consequently, if a Brazilian withholding tax is imposed on the sale or other taxable disposition of our preferred shares or ADSs, a U.S. holder that does not receive sufficient foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of such Brazilian withholding tax. U.S. holders of our preferred shares or ADSs should consult their own tax advisers regarding the application of the U.S. foreign tax credit rules to their investment in, and disposition of, such shares or ADSs.

  Passive Foreign Investment Company Rules

     Special U.S. federal income tax rules apply to U.S. persons owning shares of a PFIC. A non-U.S. corporation generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either:

  at least 75% of its gross income is “passive income”; or

  on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income.

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

     If you are a U.S. holder of “marketable stock” in a PFIC, you may make a “mark-to-market” election, provided the PFIC stock is regularly traded on a “qualified exchange.” Under applicable Treasury regulations, a “qualified exchange” includes a national securities exchange, such as the New York Stock Exchange, that is registered with the SEC or the national market system established under the Securities Exchange Act of 1934. Also, under applicable Treasury Regulations, PFIC stock traded on a qualified exchange is regularly traded on such exchange for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. We cannot assure you that our stock will be treated as regularly traded for this purpose.

     If the “mark-to-market” election is made, you, as the electing U.S. holder, generally would (i) include in gross income, entirely as ordinary income, an amount equal to the difference between the fair market value of the PFIC stock as of the close of such taxable year and its adjusted tax basis, and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the PFIC stock over its fair market value at the end of the taxable year, but only to the extent of the amount previously included in gross income as a result of the mark-to-market election.

     The mark-to-market election is made with respect to marketable stock in a PFIC on a shareholder-by-shareholder basis and, once made, can only be revoked with the consent of the IRS. If we are deemed to be a PFIC for a taxable year, dividends on our ADSs would not constitute “qualified dividend income” subject to preferential rates of U.S. federal income tax, as discussed above. Special rules would apply if the mark-to-market election is not made for the first taxable year in which a U.S. person owns stock of a PFIC. You should consult with your tax advisor regarding the application of the PFIC rules to our preferred shares or ADSs and the availability and advisability of making an election to avoid the adverse U.S. federal income tax consequences of the PFIC rules should we be considered a PFIC for any taxable year.

  U.S. Backup Withholding and Information Reporting

     If you are a U.S. holder of our preferred shares or ADSs, you may, under certain circumstances, be subject to information reporting and “backup withholding” (currently at the rate of 28%), with respect to certain payments to U.S. holders, such as dividends we pay or the proceeds of a sale of our preferred shares or ADSs, unless you (i) are a corporation or come within certain other exempt categories, and demonstrate this fact when so required, or (ii) provide a correct taxpayer identification number and certify that you are not subject to backup withholding, and otherwise comply with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Any amount withheld under these rules will be creditable against your U.S. federal income tax liability, provided the requisite information is timely furnished to the IRS.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We are primarily exposed to market risk from changes in both foreign currency exchange rates and interest rates. We are exposed to foreign exchange rate risk because certain of our costs and debt are denominated in currencies, primarily the U.S. dollar, other than the real, which is the currency in which we earn our revenues. Similarly, we are subject to market risk resulting from changes in interest rates, which may affect the cost of our financing. Except for swap instruments relating to foreign currency denominated debt, as described below, we do not use derivative instruments, such as foreign exchange forward contracts, foreign currency options and forward rate agreements, to manage these market risks, nor do we hold or issue derivative or other financial instruments for trading purposes.

Exchange Rate Risk

     We have exchange rate exposure with respect to the U.S. dollar and other foreign currencies. At December 31, 2004, R$252.0 million of our indebtedness was indexed to foreign currencies (of which R$233.9 million was denominated in U.S. dollars and R$18.1 million was indexed to the average cost of BNDES’s currency basket). As of December 31, 2004, we had cross-currency interest rate swap agreements in effect for 52% of our total foreign currency indexed debt to mitigate foreign exchange risks. The potential additional costs to us that would result from a hypothetical 10% devaluation of the real as compared to the U.S. dollar would be approximately R$12.1 million. This calculation considers the hedge effect.

Interest Rate Risk

     At December 31, 2004, we had R$138.6 million in loans and financing outstanding and bearing interest at floating rates. We invest our excess liquidity (which was R$99.9 million at December 31, 2004) mainly in short-term instruments. At December 31, 2004, we had swap instruments in place with updated notional amounts of R$ 131.0 million to manage our interest rate risk. The potential loss in earnings to us over one year that would result from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rates applicable to financial assets and liabilities on December 31, 2004 would be approximately R$3.1 million.

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Currently, we are not in default under any of our obligations nor is any payment of dividends in arrears. In 2002, 2003 and 2004, we breached certain financial covenants contained in credit agreements entered into with BNDES and other parties. Waivers were properly obtained in connection with these breaches.

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

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     We have determined that Luiz Otávio Nunes West and Gilberto Braga, two members of our fiscal council (conselho fiscal), which is a board of statutory auditors, are “audit committee financial experts” as defined by the United States Securities and Exchange Commission.

ITEM 16B. CODE OF ETHICS

     Our board of directors has adopted a code of ethics applicable to our directors, officers and employees, including our principal executive officer, principal financial officer and controller. There were no waivers of compliance with our code of ethics in 2004.

ITEM 16C. PRINCIPAL ACCOUNTANTS FEES AND SERVICES

     The following table sets forth by category of service the total fees for services performed by PricewaterhouseCoopers Auditores Independentes during the fiscal year ended December 31, 2004 and Ernst & Young Auditores Independentes S/S during the fiscal year ended December 31, 2003:

	2004	2003

	(in thousands of R$)
Audit Fees	R$407	R$348

Audit-Related Fees	--	--
Tax Fees	--	--
All Other Fees	--	88

Total	R$407	R$436

  Audit Fees

     Audit fees in 2004 and 2003 consisted of the aggregate fees, including expenses, billed by PricewaterhouseCoopers Auditores Independentes and Ernst & Young Auditores Independentes S/S, respectively, in connection with the audit of our annual financial statements prepared under US GAAP included in our annual report on Form 20-F and in connection with the audit of our annual statutory financial statements prepared under Brazilian GAAP and reviews of our quarterly financial information filed with the CVM.

  All Other Fees

     The aggregate of all other fees, other than those described above, including expenses, billed by Ernst & Young Auditores Independentes S/S in 2003 related to a review of processes and procedures for data services. All non-audit services carried out subsequent to May 6, 2003 were pre-approved by our board of directors, as required by Rule 2-01 of Regulation S-X.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

     Pursuant to the exemption under Rule 10A-3 (c)(3) of the U.S. Securities Exchange Act of 1934, we have our fiscal council (conselho fiscal), which is a board of statutory auditors that follows the requirements of Rule 10A-3(c)(3).

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

PART III

ITEM 17. FINANCIAL STATEMENTS

     We have responded to Item 18 in lieu of responding to this Item.

ITEM 18. FINANCIAL STATEMENTS

Page

Tele Norte Celular Participações S.A.

ITEM 19. EXHIBITS

Exhibit Number	Description

1.	Bylaws in English of Tele Norte Celular Participações S.A	****
2(a).	Amended and Restated Deposit Agreement dated as of December 3, 2002 among Tele Norte Celular Participações S.A., The Bank of New York, as depositary, and owners and beneficial owners of American Depositary Receipts.

***
2(b).	Not applicable
2(c).	Not applicable
3.	Not applicable
4(a).	Letters of Authorization for Operation of Personal Communications Systems Services between Brazil’s National Telecommunications Agency—Anatel and Amazônia Celular S.A. (for states of Amazonas, Roraima, Amapá, Maranhão and Pará)

****
4(b)	Terms of Concession of Authorization for the Use of Radio Frequency Blocks between Anatel and Amazônia Celular S.A. (for states of Amazonas, Roraima, Amapá, Maranhão and Pará

****
4(c).	Cellular System Agreement dated September 27, 1998 between Tele Norte Celular Participações S.A., and Ericsson Telecomunicações S.A
*
4(d).	US$50 million Credit Agreement dated October 20, 2000 among Telepará Celular S.A., Telamazon Celular S.A., Telma Celular S.A., Teleamapá Celular S.A., Telaima Celular S.A., Tele Norte Celular Participações S.A., Banco Citibank S.A. and others

*
4(e).	R$162.6 million Credit Agreement dated December 14, 2000 between Amazônia Celular and BNDES
*
4(f).	Service Agreement in English dated as of June 30, 2001 by and among LHS do Brasil Ltda. Telemig Celular S.A. and Amazônia Celular S.A. – Pará
**
4(g).	Agreement for Supply and Rendering of Services dated July 1, 2004 among Amazônia Celular S.A., Telemig Celular S.A., Ericsson Telecomunicações S.A., and Ericsson Serviços de Telecomunicações Ltda. (English translation)

4(h).	Agreement for Supply and Rendering of Services dated July 16, 2004 between Amazônia Celular S.A., Ericsson Telecomunicações S.A., and Ericsson Serviços de Telecomunicações Ltda. (English translation)

5.	Not applicable
6.	Computation of earnings per share (See Note 10 to the consolidated financial statements).
7.	Not applicable
8.	List of subsidiaries (See “Item 4—Information of the Company-Organizational Structure”).
9.	Not applicable

10.	None
11.	Code of Ethics
12.1	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Chief Executive Officer Certification pursuant to 18 U.S.C. Section 1350 as Enacted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Chief Financial Officer Certification pursuant to 18 U.S.C. Section 1350 as Enacted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Previously filed in Registration Statement on Form 20-F on June 29, 2001.

**	Previously filed in Registration Statement on Form 20-F on July 12, 2002.

***	Previously filed in Post- Effective Amendment No. 1 to Registration Statement on Form F-6 (333-9554) on November 26, 2002.

****	Previously filed in Post- Effective Amendment No. 1 to Registration Statement on Form F-6 (333-9554) on June 30, 2004.

GLOSSARY OF TELECOMMUNICATIONS TERMS

AMPS (Advanced Mobile Phone System):
The analogue mobile phone technology used in North and South Americas and in approximately 35 countries. Analogue technology represents information by a continuously variable physical quantity such as voltage. AMPS operates in the 800MHz band using FDMA (Frequency Division Multiple Access) technology, a transmission technique where the assigned frequency band for a network is divided into sub-bands that are allocated to a subscriber for the duration of their calls.

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

CDMA ONE:	The first commercial CDMA cellular system, deployed in North America and Korea and also known as IS-95.

CDMA 2000:	A member of the IMT 2000 family, compatible with CDMA ONE.

cell:	The area covered by a cellular base station. A cell site may allocate its antennas to service several cells from one location.

cellular service:
A mobile telecommunications service provided by means of a network of interconnected base stations, each of which covers one small geographic cell interconnected base stations, each of which covers one small geographic cell

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

IMT 2000 :	The family of third-generation technologies approved by the ITU (International Telecommunications Union).

interconnection fee:	Amount paid per minute charged by network operators for the use of their network by other network operators. Also known as “network usage fee.”

penetration:	The percentage of a given total population which owns a mobile phone.

repeater:	A device that amplifies an input signal for retransmission.

roaming:	A function that enables subscribers to use their cellular telephones on networks of service providers other than the one with which they are subscribed.

SMP (Serviço Móvel Pessoal):	A specific Brazilian set of rules for advanced digital cellular service, enacted by Anatel through Resolution no. 316, dated September 27, 2002, to replace the former SMC (Serviço Móvel Celular) cellular service rules. SMP is also an independent technology definition of service to which was originally allocated the 1.8GHz frequency band, almost equivalent to the PCS (Personal Communication Services), the North American standard for advanced digital cellular services, usually provided at 1.9GHz frequency band.

switch:	A device that opens or closes circuits or selects the paths or circuits to be used for transmission of information. Switching is the process of interconnecting circuits to form a transmission path between users. Switches may also record information for billing and control purposes.

TDMA (Time Division Multiple Access):	A technique for multiplexing multiple users onto a single channel on a single carrier by splitting the carrier into time slots and allocating these on an as- needed basis.

UMTS:	Third-generation wireless telecommunications system designed by ETSI (European Telecommunications Standard Institute) in accordance with ITU’s (International Telecommunication Union) standard. It is viewed as the most likely upgrade of GSM systems.

value-added services:	Value-added services provide additional functionality to the basic transmission services offered by a telecommunications network.

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

/s/ Ricardo Del Guerra Perpetuo

Name: Ricardo Del Guerra Perpetuo
Title: Chief Financial Officer

Dated: June 30, 2005

Tele Norte Celular
Participações S.A.
Consolidated Financial Statements at
December 31, 2004 and 2003, and for
Each of the Three Years then Ended

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Tele Norte Celular Participações S.A.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations and comprehensive income (loss), of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Tele Norte Celular Participações S.A. and its subsidiary (together the “Company”) at December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The financial statements of the Company as of December 31, 2003 and for the years ended December 31, 2003 and 2002 were audited by other auditors whose report dated March 3, 2004 expressed an unqualified opinion on those statements.

/s/ PricewaterhouseCoopers Auditores Independentes

Brasília, Brazil
June 15, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Tele Norte Celular Participações S.A.

We have audited the accompanying consolidated balance sheet of Tele Norte Celular Participações S.A. as of December 31, 2003, and the related consolidated statements of income and comprehensive income (loss), changes in shareholders' equity, and cash flows for each of the two years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board ( United States ). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tele Norte Celular Participações S.A. at December 31, 2003, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Brasília, March 3, 2004

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-6 -S-DF

/s/ João Ricardo P. Costa
João Ricardo P. Costa
Partner

Tele Norte Celular Participações S.A.

Consolidated Balance Sheets
Expressed in thousands of Brazilian reais, unless otherwise stated

		December 31,

	2004	2003

ASSETS
Current assets
Cash and cash equivalents	99,879	8,084
Trade receivables, net of allowance for doubtful accounts of R$42,261 (2003 - R$39,333)
(includes R$132 (2003 – R$159) receivable from related parties)	91,060	95,415
Recoverable taxes	10,957	4,187
Deferred income taxes	-	28,492
Investments – cross-currency interest rate swap agreements	4,853	-
Inventories	12,563	12,880
Short-term investments (restricted deposits)	7,315	7,100
Other	10,742	5,284

	237,369	161.442

Non-current assets
Property and equipment, net	470,001	411,352
Deferred income taxes	-	66,112
Investments – cross-currency interest rate swap agreements	-	8,479
Pension plan	441	-
Other assets (includes R$1,958 receivable from related parties in 2003)	17,366	6,030

	487,808	491,973

	725,177	653,415

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable (includes R$12,118 (2003 – R$113) payable to related parties)	160,344	55,356
Accrued liabilities (includes R$4,303 (2003 – R$56) payable to related parties)	15,811	8,391
Value added and other taxes payable	12,928	9,784
Interest on capital and dividends payable	1,082	1,519
Short-term debt	13,272	30,338
Current portion of long-term debt	111,776	135,218
Cross-currency interest rate swap agreements	4,724	2,582
Other	8,426	6,258

	328,363	249,446

Non-current liabilities
Long-term debt	160,826	88,496
Pension plan obligation	-	5,484
Cross-currency interest rate swap agreements	14,530	-
Provision for contingencies	9,203	6,084
Authorization contracts payable	13,086	-
Other	1,766	1,175

	199,411	101,239

Minority interest	48,590	63,268

Shareholders’ equity
Capital stock, 700,000,000 thousand shares authorized at December 31, 2004 and 2003:
Preferred shares, no par value, 210,460,313 thousand shares issued and outstanding
at December 31, 2004 and 2003, respectively	53,293	53,293
Common shares, no par value, 124,623,842 thousand shares issued and outstanding
at December 31, 2004 and 2003, respectively	31,558	31,558
Additional paid-in capital	7,587	7,587
Capital reserves	149,601	149,601
Accumulated losses	(93,226)	(2,577)

	148,813	239,462

	725,177	653,415

The accompanying notes are an integral part of these financial statements.

Tele Norte Celular Participações S.A.

Consolidated Statements of Operations and Comprehensive Income (Loss)
Expressed in thousands of Brazilian reais, unless otherwise stated

	Years ended December 31,

	2004	2003	2002

Gross operation revenue
Services provided	629,628	606,509	537,394
Sales of handsets and accessories	82,190	88,784	65,483

	711,818	695,293	602,877

Sales deductions, taxes and returns
Services provided includes taxes of R$120,288 (2003 –
R$111,983; 2002 – R$ 108,310)	(175,761)	(140,406)	(125,430)
Sales of handsets and accessories, includes taxes of
R$19,662 (2003 – R$ 18,556, 2002 – R$ 12,750)	(23,701)	(21,359)	(14,928)

	(199,462)	(161,765)	(140,358)

Net operating revenue
Services provided	453,867	466,103	411,964
Sales of handsets and accessories	58,489	67,425	50,555

	512,356	533,528	462,519

Cost of services	(161,878)	(156,253)	(128,485)
Cost of handsets and accessories	(86,421)	(82,825)	(63,203)

Gross profit	264,057	294,450	270,831

Selling, general and administrative expenses	(115,896)	(114,866)	(107,669)
Cost sharing agreement – related party	(15,079)	(12,904)	(16,345)
Allowance for doubtful accounts	(20,517)	(8,984)	(11,646)
Depreciation and amortization	(95,835)	(96,847)	(97,939)
Other operating income (expense), net	(841)	1,186	1,108

Operating profit	15,889	62,035	38,340

Non-operating income (expenses)
Financial income	22,113	13,229	56,588
Financial expense	(60,182)	(56,053)	(44,791)
Foreign exchange gain (loss), net	17,847	55,207	(134,819)

Income (loss) before taxes and minority interest	(4,333)	74,418	(84,682)

Taxes on income	(94,749)	(25,652)	24,943

Income (loss) before minority interest	(99,082)	48,766	(59,739)

Minority interest	12,583	(13,034)	15,289

Net income (loss) and comprehensive income (loss)	(86,499)	35,732	(44,450)

The accompanying notes are an integral part of these financial statements.

Tele Norte Celular Participações S.A.

Consolidated Statements of Operations and Comprehensive Income (Loss)
Expressed in thousands of Brazilian reais, unless otherwise stated
Continued

		Year ended December 31,

	2004	2003	2002

Weighted-average number of shares outstanding
(thousands)
Basic
Preferred	210,460,313	210,460,313	210,460,313
Common	124,623,842	124,623,842	124,623,842
Diluted
Preferred	210,460,313	211,524,644	210,460,313
Common	124,623,842	124,623,842	124,623,842

Basic and diluted earnings (loss) per thousand
shares (in reais)
Preferred	(0.26)	0.11	(0.13)
Common	(0.26)	0.11	(0.13)

The accompanying notes are an integral part of these financial statements.

Tele Norte Celular Participações S.A.

Consolidated Statements of Changes in Shareholders’ Equity
Expressed in thousands of Brazilian reais, unless otherwise stated

					Retained
			Additional		earnings
	Preferred	Common	paid-in	Capital	(accumulated
	shares	shares	capital	reserves	losses)	Total

Balance at December 31, 2001	52,726	31,348	5,688	150,378	5,668	245,808

Lapsed dividends (Note 9)	-	-	-	-	254	254
Loss for the year	-	-	-	-	(44,450)	(44,450)

Balance at December 31, 2002	52,726	31,348	5,688	150,378	(38,528)	201,612

Capital increase	567	210	-	(777)	-	-
Forgiveness of debt from related party	-	-	1,899	-	-	1,899
Lapsed dividends (Note 9)	-	-	-	-	219	219
Net income for the year	-	-	-	-	35,732	35,732

Balance at December 31, 2003	53,293	31,558	7,587	149,601	(2,577)	239,462

Dividends	-	-	-	-	(4,363)	(4,363)
Lapsed dividends (Note 9)	-	-	-	-	213	213
Loss for the year	-	-	-	-	(86,499)	(86,499)

Balance at December 31, 2004	53,293	31,558	7,587	149,601	(93,226)	148,813

The accompanying notes are an integral part of these financial statements.

Tele Norte Celular Participações S.A.

Consolidated Statements of Cash Flows
Expressed in thousands of Brazilian reais, unless otherwise stated

	Year ended December 31,

	2004	2003	2002

Operating activities
Net income (loss)	(86,499)	35,732	(44,450)
Adjustments to reconcile net income (loss) to cash from operating activities:
Depreciation and amortization	95,835	96,847	97,939
Losses on disposal of property and equipment, net	1,349	130	266
Deferred income taxes	(575)	25,652	(29,625)
Changes in income tax valuation allowance	95,179	-	-
Minority interest	(12,583)	13,034	(15,289)
Unrealized foreign exchange (gain) loss and indexation charges
on debt, net	(16,531)	(50,562)	137,433
Unrealized losses (gains) on cross-currency interest rate
swap agreements,	25,177	2,612	(32,292)
Provision for contingencies	3,119	(7,191)	2,797
Changes in operating assets and liabilities:
Trade receivables	4,355	(29,695)	4,581
Accounts payable and accrued liabilities	46,520	(12,165)	1,997
Value added and other taxes payable	3,144	798	(2,677)
Other	(31,568)	11,232	12,857

Cash provided by operating activities	126,922	86,424	133,537

Investing activities:
Additions to property and equipment	(77,077)	(26,558)	(46,534)
Cash proceeds from disposals of property and equipment	218	2,238	4,972

Cash used in investing activities	(76,859)	(24,320)	(41,562)

Financing activities:
Proceeds from issuances of short-term debt	14,514	30,722	-
Proceeds from issuances of long-term debt	200,160	-	-
Repayment of short-term debt	(30,339)	-	-
Repayment of long-term debt	(135,982)	(143,129)	(120,683)
Dividends paid	(6,621)	(1,541)	(1,142)

Cash provided by (used in) financing activities	41,732	(113,948)	(121,825)

Increase (decrease) in cash and cash equivalents for the year	91,795	(51,844)	(29,850)

Cash and cash equivalents, beginning of the year	8,084	59,928	89,778

Cash and cash equivalents, end of the year	99,879	8,084	59,928

Supplemental cash flow information:
Taxes on income paid	3,325	-	5,594
Interest paid	20,145	25,989	35,848

Disclosure of non-cash investing activities
Accounts payable for property and equipment	78,974	2,529	4,859

The accompanying notes are an integral part of these financial statements.

Tele Norte Celular Participações S.A.

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

1 Background and Description of Business

Tele Norte Celular Participações S.A. is a publicly held company listed on the Brazilian and New York stock exchanges and the parent company of Amazônia Celular S.A., a Brazilian listed company, holding 89.78% of its subsidiary’s voting capital and 74.96% of its total capital stock.

Tele Norte Celular Participações S.A. and its subsidiary, Amazônia Celular S.A. (together the “Company” or we) are the primary suppliers of cellular telecommunications services in the states of Amazonas, Roraima, Amapá, Pará and Maranhão under the terms of concessions granted by the Brazilian Federal Government on October 23, 1997, which expire in 2009.Through their predecessors Telamazon, Telaima, Teleamapá, Telepará and Telma, the Company has provided cellular telecommunications services in the states of Amazonas, Roraima, Amapá, Pará and Maranhão since April 1994. The Company is controlled by Telpart Participações S.A., or Telpart, a consortium comprised of: (i) Newtel Participações S.A.,or Newtel, which owns approximately 51% of Telpart and is controlled indirectly by investment and mutual funds, and several Brazilian pension funds; and (ii) TPSA do Brasil Ltda., or TPSA, which owns approximately 49% of Telpart and is controlled by Highlake International Business Company Ltd., or Highlake, which is controlled by Opportunity Fund. At December 31, 2004, Telpart owns, of record, 51.9% of the outstanding voting shares.

The Company's business, including the services it may provide and the rates it charges, is regulated by Anatel (Agência Nacional de Telecomunicações) and is fully dependent upon the cellular telecommunications authorization granted by the Federal Government.

In 2002, Anatel changed the December 2000 Personal Mobile Service Contract (SMP - Serviço Móvel Pessoal), encouraging companies operating under the Cellular Mobile Service Contract (SMC - Serviço Móvel Celular) to migrate to the SMP regime. SMP is an authorization contract and it replaces the SMC (concession contract). New rules are applicable to companies that migrate.

On February 19, 2004, Amazônia Celular S.A. signed a contract with Anatel to migrate from the SMC, regime to the SMP regime. The authorization was granted for an indeterminate period. The Company will be required to apply for an extension of the right to use the radio frequencies which expire in 2009.

Under the SMP regime, the Company will no longer receive payment from its subscribers for outbound long-distance traffic, but will receive payment for the use of its network from August 1, 2004, in accordance with the network usage remuneration plan. However, the SMP regime establishes free negotiation of the network usage among telecommunication service providers beginning started as of June 30, 2004. The subsidiary began to operate under the SMP rules on August 1, 2004.

Tele Norte Celular Participações S.A.

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

Migration to GSM technology

In November 2004, the subsidiary started operating with the GSM EDGE standard. EDGE, Enhanced Data Rate for GSM Evolution, allows GSM networks to support the first Third Generation (3G) services, such as video downloads at greater speed. It has a higher data transmission rate and enables a whole range of new services, such as sending and receiving photographs, videos and audio, all at high speed, in addition to much faster communication between the terminal and the Internet.

The TDMA system is being maintained with the same standard of quality standard while there is a market and/or subscribers interested in using this technology. The subscribers will have the option to choose if and when they wish to migrate to the GSM EDGE, they may do so without changing their phone number. Development of the new technology is being implemented by means of a parallel network to the TDMA network (overlay). The main partner in this venture is Ericsson, which is the supplier of the GSM EDGE network.

The Company has made and will continue to make significant capital and operating expenditures on an ongoing basis in order to deploy its cellular telecommunications network, which will require the Company to seek additional financing. Some of these investments may be financed through debt denominated in foreign currencies. A significant devaluation of the Brazilian real could affect the Company’s financial position, cash flows or results of operations.

2 Presentation of the Financial Statements

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and rules and regulations adopted by the US Securities and Exchange Commission.

The Company has also prepared and issued consolidated financial statements in accordance with accounting practices adopted in Brazil and rules and regulations adopted by the Brazilian Securities Commission (“CVM”) (“Brazilian GAAP”), not included herewith.

The Brazilian GAAP distributable reserves are the basis from which dividends are payable.

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

Tele Norte Celular Participações S.A.

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

3 Summary of Significant Accounting Policies

(a) Consolidation

The consolidated financial statements include the accounts of Tele Norte Celular Participações S.A. and its subsidiary. All significant intercompany transactions and balances have been eliminated.

(b) Cash and cash equivalents

Cash and cash equivalents consist of highly liquid investments with original maturities of three months or less at the time of purchase, which are readily convertible to known amounts of cash and which are so near their maturity that they present insignificant risk of changes in value because of changes in interest rates.

(c) Inventories

Inventories are stated at the lower of average cost or market. Inventories to be applied in the expansion of the network are classified as property and equipment, and goods intended for sale, Handsets, pre-paid cards and accessories are classified as current assets.

(d) Foreign currency transactions

Transactions in foreign currency are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are translated using the exchange rate at the balance sheet date. Exchange differences are recognized in the statement of operations as they occur.

(e) Property and equipment

Property and equipment are stated at cost. Depreciation is provided using the straight-line method based on the estimated useful lives of the underlying assets as follows:

Years

Buildings	20
Network equipment (Note 5)	5 to 8
Other	5 to10

Interest incurred on borrowings is capitalized as part of property and equipment until such time as the asset is placed in service, and to the extent that borrowings do not exceed construction-in-progress.

Tele Norte Celular Participações S.A.

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

The Company reviews property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

The wireless telecommunications industry is rapidly evolving and therefore it is reasonably possible that property and equipment could become impaired as a result of technological or other industry changes. For assets the Company intends to hold for use, if the total of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and the carrying value of the assets. For assets the Company intends to dispose of, a loss is recognized for the amount that the estimated fair value, less costs to sell, is less than the carrying value of the assets. The Company uses the discounted cash flow method to estimate the fair value of long-lived assets.

(f) Income taxes

Income taxes in Brazil comprise Federal income tax and social contribution taxes, as recorded in the Company's statutory accounting records. There are no state or local income taxes in Brazil. The Company has applied SFAS No. 109, "Accounting for Income Taxes", for all years presented. The effect of adjustments made to reflect the requirements of US GAAP, as well as differences between the reporting basis of assets and the amounts included in the tax records, are recognized as temporary differences for the purpose of recording deferred income taxes. Net operating loss carryforwards are recognized as deferred tax assets as losses are incurred. A valuation allowance is recorded when realization of the loss carryforwards are not considered to be more likely than not. A valuation allowance was recorded in the year ended December 31, 2004, pursuant to the guidance provided by SFAS No. 109, in view of the cumulative losses in recent years and taking into account the weight of evidence for the foreseeable future (Note 11(d)).

(g) Revenue recognition

Revenues from services and sales of handsets and accessories equipment are recognized when the service is provided or when the equipment is sold and delivered. Revenues from cellular telephone services consist of subscription charges, usage charges, network usage charges, long distance charges and charges for maintenance and other customer services. Unbilled revenues from the billing date to the month-end are measured and recognized as revenue during the month in which the service was provided. Revenues from equipment sales refer to sales of handsets and accessories.

Revenues from the sales of prepaid cards are recognized according to the minutes used for each card. Revenue from unused minutes is deferred until used. Amounts deferred, which are not significant, are included in other liabilities.

Tele Norte Celular Participações S.A.

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

(h) Pension and other post-retirement benefits

The Company participates in (i) a multi-employer pension plan that covers employees who retired prior to January 30, 2000 and (ii) multiple employer pension plans that cover its active employees and employees who retired after 2000. The Company also participates in a multi-employer post-retirement benefit plan for all of its employees. The Company accounts for such benefit costs in accordance with SFAS 87, “Employers Accounting for Pensions” (Note 13). Accounting for defined benefits plans requires the use of an actuarial method for determining defined benefit pension costs and provides for the deferral of actuarial gains and losses (up to a specific corridor) that result from changes in assumptions or actual results that may differ from that which was previously assumed. For defined contribution plans, the Company recognizes as an expense in the statement of operations, the contributions accrued in favor of the beneficiaries of the plan during the relevant period.

(i) Advertising costs

Advertising costs are expensed as incurred and included in selling, general and administrative expenses. Such costs amounted to R$16,999, R$12,991 and R$13,310 for the years ended December 31, 2004, 2003 and 2002, respectively.

(j) Stock- based compensation

The Company grants stock options for a fixed number of shares to employees. The Company accounts for stock option grants in accordance with APB Opinion No. 25, “Accounting for Stock Issued to Employees“ and related Interpretations.

Pro forma information regarding net income (loss) and earnings (loss) per share is required by SFAS 123 “Accounting for Stock-Based Compensation”, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of the grants using a Black-Scholes option-pricing model with the following weighted-average assumptions:

	2004	2003	2002

Risk-free interest rate	6%	6%	6%
Dividend yield	6%	6%	6%
Volatility factor of the expected market price of
the Company’s preferred stock	0.76	0.83	0.91
Weighted-average expected life of the option	6	6	6

Tele Norte Celular Participações S.A.

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

The Company’s pro forma information in accordance with SFAS 123 for the years ended December 31, 2004, 2003, and 2002 is as follows:

	2004	2003	2002

Net income (loss) as reported	(86,499)	35,732	(44,450)
Basic and diluted earnings (loss) per thousand of
shares (in reais)
Preferred	(0.26)	0.11	(0.14)
Common	(0.26)	0.10	(0.13)

Compensation expense under the fair value method	(193)	(68)	(92)
Pro forma net income (loss)	(86,692)	35,664	(44,542)

Pro forma basic and diluted earnings (loss) per thousand of
shares (in reais)
Preferred	(0.26)	0.11	(0.14)
Common	(0.26)	0.10	(0.13)

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ expected life.

(k) Swaps

The Company entered into cross-currency interest rate swap agreements as part of its program to manage its US dollar denominated debt portfolio and related costs of borrowing. The Company recognizes its cross-currency and interest rate swap agreements on the balance sheet at fair value; adjustments to fair value are recorded through income.

(l) Segment information

The Company has adopted SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" which introduces a "management approach" concept for reporting segment information, whereby financial information is required to be reported on the basis that the chief operating decision-maker uses such information internally for deciding how to allocate resources to segments and in assessing performance. Management, however, has concluded that the Company operates in a single segment – telecommunication services provider - and does not consider additional segment disclosures to be necessary.

Tele Norte Celular Participações S.A.

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

(m) New accounting pronouncements

The FASB recently issued a number of standards and interpretations. The following standards and interpretations will be in effect in the near future. Management is evaluating the possible impact of these standards and interpretations, but does not expect they will significantly affect the Company’s consolidated financial statements:

  SFAS No. 153 - "Exchanges of Nonmonetary Assets" was issued in December 2004 and eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.
  SFAS No. 123R - "Share-Based Payment" was issued in December 2004 and sets accounting requirements for "share-based" compensation to employees, and provides guidance on accounting for awards to non-employees. This Statement will require companies to recognize in the statement of operations the grant-date fair value of stock options and other equity-based compensation issued to employees, but expresses no preference for a type of valuation model.
  Public companies with calendar year-ends will be required to adopt SFAS 123R in 2006.
  Emerging Issues Task Force ("EITF") Issue 03-06 "Participating Securities and the Two-Class Method under SFAS No. 128, "Earnings per Share" is effective for reporting periods beginning after March 31, 2004. Prior period earnings per share data should be restated to conform to the guidance in this Issue. The EITF addresses a number of questions regarding the computation of earnings per share ("EPS") by companies that have issued securities other than common stock that contractually entitle the holder to participate in dividends and earnings of the company when, and if, it declares dividends on its common stock. The issues to be considered include whether an entity in a net loss situation should allocate the loss in its entirety to the common shares. The EITF also provides further guidance in applying the two-class method of calculating EPS. It clarifies what constitutes a participating security and how to apply the two-class method of computing EPS once it is determined that a security is participating, inc luding how to allocate undistributed earnings to such a security. As determined by EITF 03-06, all losses from previous years should be retroactivelly allocated to common shares. This does not affect the determination of dividends under Brazilian corporate law.

4 Cash and Cash Equivalents

	2004	2003

Cash	2,481	3,751
Cash equivalents
Investment funds	97,330	1,583
Interest bearing deposits	68	2,750

	99,879	8,084

Tele Norte Celular Participações S.A.

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

At December 31, 2004 and 2003, the investment funds were mainly represented by an exclusive Quotas Investment Fund (FAC) administered by Banco Itaú S.A. comprising quotas of exclusive Financial Investment Funds (FIF), the resources of which were mainly invested in highly liquid Brazilian federal government treasury bonds.

5 Property and Equipment

		Accumulated	Carrying
	Cost	Depreciation	Value

December 31, 2003
Buildings	12,048	5,940	6,108
Network equipment	614,583	296,220	318,363
Other	123,981	82,754	41,227
Construction-in-progress	45,654	-	45,654

	796,266	384,914	411,352

December 31, 2004
Buildings	12,705	6,877	5,828
Network equipment	662,694	370,147	292,547
Other	179,297	104,604	74,693
Construction-in-progress	96,933	-	96,933

	951,629	481,628	470,001

The Company incurred interest of R$26,237, R$59,077 and R$47,856 of which R$5,961, R$3,024 and R$3,065 was capitalized as property and equipment for the years ended December 31, 2004, 2003 and 2002, respectively.

6 Short-Term Debt

	2004	2003

Santander – Resolution 2770 –U.S. dollar denominated and bears
annual interest of 0.95%. Due in a single installment in March 2005.	13,272	-

Santander – Assumption of Debt –U.S. dollar denominated and
bears annual interest of 3.73%. Installments were due annually, with	-	30,338
the final maturity in September 2004.

Total	13,272	30,338

Tele Norte Celular Participações S.A.

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

7 Long-Term Debt

	2004	2003

Senior Notes – U.S. dollar denominated plus annual interest of 8.75%. Interest is
due semiannually. Principal is due in January 2009.	106,176	-

Unibanco – U.S. dollar denominated plus annual interest of 5.25% above LIBOR.
Interest is due semiannually. Principal is due semiannually, beginning April 2006
through October 2010.	53,088	-

BNDES* – Denominated in reais indexed to the Long-term Interest Rate (TJLP), plus
3.8% p.a. until December 2004 and TJLP plus 5.8% p.a. beginning December 2004.
Installments are due monthly with final maturity in December 2005.	33,860	65,329

Citibank - U.S. dollar denominated plus annual interest of 3.925% above LIBOR.
Installments fall due semiannually, beginning April 2003, with final maturity in October
2005.	33,180	72,230

Safra - U.S. dollar denominated plus annual interest of 0.25%. Interest and principal
are due in a single installment in October 2005.	27,871	-

BNDES* – Denominated in reais indexed to the BNDES currency basket, plus 3.8%
p.a. until December 2004 and BNDES currency basket, plus 5.8% p.a. beginning
December 2004. Installments are due monthly with final maturity in January 2006.	18,149	37,334

EDC* – U.S. dollar denominated plus annual interest of 5.75% above the LIBOR.
Installments were due semiannually, beginning June 2001, with final maturity in
December 2004.	-	18,058

Itaú / BBA – Assumption of Debt – U.S. dollar denominated plus annual interest of
4.15% above the LIBOR until September 2003 and of 3% per year beginning
September 2003. The principal was repaid in a single installment in March 2004.	-	30,340

Other	278	423

Total	272,602	223,714
Less current portion	(111,776)	(135,218)

Long-term portion	160,826	88,496

*	BNDES – National Bank for Economic and Social Development EDC – Export Development Canada

Tele Norte Celular Participações S.A.

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

Minimum annual principal repayments of all long-term debt as of December 31, 2004 are as follows:

2005 – current	111,776
2006	12,124
2007	10,672
2008	10,618
2009	116,794
2010	10,618

Total	272,602

On January 12, 2004, Amazônia Celular S.A., together with Telemig Celular S.A, which is a subsidiary of Telemig Celular Participações S.A. and is jointly controlled by the same principal shareholders group which as that which controls the Company, consummated an international debt offering, through the issuance of unsecured senior notes, negotiated together as note units. The total value of the transaction was US$120 million (R$337,956 at January 12, 2004), US$40 million (R$112,652 at January 12, 2004) of which was provided to Amazônia Celular S.A. and US$80 million (R$225,304 at January 12, 2004) provided to Telemig Celular S.A.. Issuance terms are as follows: Coupon: 8.75% p.a.; Issuance price: 99.504%; Yield to maturity: 8.875%; Term: 5 years

The unsecured senior notes and the financing contracts obtained by Amazônia Celular S.A. with BNDES, Citibank and EDC contain covenants related to the use of those funds, as specified in the contracts, and the maintenance of balance sheet ratios. In the event of default, due dates may be accelerated.

The contract with BNDES is secured by accounts receivable equivalent to 1.4 times the next highest principal installments not yet paid. According to the contract, if the Company’s revenues fall below the projections, as defined in the contract, then the Company must deposit the aforementioned security in escrow. At December 31, 2004 and 2003 the Company had R$7,315 and R$7,100 in escrow related to the BNDES contract, respectively.

The financing agreement entered into with Unibanco is guaranteed by the Company, promissory note and lien on the subsidiary’s equipment in the amount of R$34,386.

8 Authorization contracts payable

2004

Personal Mobile Service Authorization (SMP) - Indexed to General
Price Index (IGP-DI) plus 1% per month. Installments are due annually
beginning in March 2007, with final maturity in March 2009.	9,893

Additional spectrum on the 900 MHz frequency range - Indexed to
General Price Index (IGP-DI) plus 1% per month. Installments are due
annually beginning in April 2007, with final maturity in April 2008.	3,193

13,086

9 Shareholders’ Equity

Tele Norte Celular Participações S.A.

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

(a) Capital

The Company's authorized share capital at December 31, 2004 and 2003, comprised 700,000,000 thousand shares. Throughout 2004 and 2003, there were 210,460,313 thousand outstanding preferred shares and 124,623,842 thousand outstanding common shares.

During 2003, R$777 of capital reserve was capitalized in accordance with Brazilian Corporate Law. Such capitalization does not involve issuance of additional shares.

(b) Share rights

The preferred shares are non-voting, except under limited circumstances, and are entitled to receive, (a) on a priority basis, minimum, annual non-cumulative dividends according to the greater of the following: (i) 6% of the stated value of the Company’s preferred shares; or (ii) (a) 3% of the stated value of the Company’s shareholders’ equity; and (b) the right to a share of the profits, as defined, to be distributed on the same basis as common shares, after common shares have been paid a dividend equal to the minimum preferred dividend mentioned in (a).

All shareholders are entitled to an annual dividend of not less than 25% of the net income of each year if there are accumulated retained earnings, calculated in accordance with Brazilian Corporation Law. Brazilian companies are permitted to treat the distribution to shareholders of interest on shareholders’ equity as tax deductible item. This notional interest distribution is treated as a deduction from shareholders’ equity in a manner similar to a dividend. A 15% tax is normally withheld and paid by the Company upon credit of the interest. Interest attributed to shareholders’ equity is treated as a dividend for purposes of the mandatory dividend payable by the Company.

If dividends remain unclaimed for a period of three years, a shareholder’s right to receive the dividend lapses. During 2004 and 2003, dividends totaling R$213 and R$219, respectively, lapsed and were reverted to equity.

In the event of dissolution of the Company, the preferred shares have priority to capital reimbursement.

Dividends and interest on capital paid per thousand shares were:

	2004	2003	2002

Preferred shares	0.02	0.00	0.00
Common shares	0.00	0.00	0.00

Tele Norte Celular Participações S.A.

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

(c) Stock option plan

At December 31, 2004 the Company has reserved 1,124,895 shares of preferred stock for issuance in connection with its stock option plans (827,068 for the 2003 plan and 297,827 for the 2000 plan) (Note 18).

(d) Additional paid-in capital

Additional paid-in capital refers to the reversal related to the remaining portion of the liabilities against TPSA, which was a significant former shareholder (Note 12 (b)).

(e) Capital reserves

On December 28, 1999, our shareholders approved a legal reorganization whereby Telpart contributed assets to the Company, resulting in future tax benefits. We recorded a deferred tax asset of R$48,818, which will be realized over a period of up to ten years. In accordance with Brazilian Corporation Law, the Company may issue shares (pro rata both common and preferred) to Telpart for the amount of the tax benefits recognized. In addition, minority shareholders are granted preemptive rights. If the minority shareholders do not elect to exercise these rights, the shares will be issued and subscribed for by Telpart.

(f) Retained earnings

(i) Appropriated retained earnings

Appropriated retained earnings are reserve balances, which are restricted as to their distribution that reflect the amounts in the financial statements that were prepared in accordance with Brazilian GAAP. The tax incentive and statutory reserves may be transferred to capital or used to absorb losses in the statutory accounting records, but are not, generally, available for distribution as cash dividends.

The statutory reserve is formed based on (i) appropriations from retained earnings of 5% of annual net income as stated in the Company's financial statements prepared in accordance with Brazilian GAAP and (ii) tax incentive reserve which arises from an option to apply a portion of income tax otherwise payable for the acquisition of capital stock of companies undertaking specified government approved projects. The amount so applied is credited to income tax and subsequently appropriated from retained earnings to this reserve.

Tele Norte Celular Participações S.A.

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

(ii) Unappropriated retained earnings / accumulated losses

Brazilian law permits the payment of dividends only in reais and these are limited to the retained earnings balances in the financial statements prepared in accordance with Brazilian GAAP. Distributable retained earnings (summarized in of the following accounts in the statutory financial statements: Reserva de lucros a realizar; Reserva de lucros especial para distribuição de dividendos and Reserva de lucros acumulados), aggregated R$82,889 at December 31, 2004 (2003 – R$85,336).

10 Earnings (loss) Per Share

In these consolidated financial statements, information is disclosed per one thousand shares, because this is the minimum number of shares that can be traded on the Brazilian stock exchange.

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

Basic earnings per common share are computed by reducing net income by distributable and undistributable net income available to preferred shareholders and dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the period. Net income available to preferred shareholders is the sum of the preferred dividends and the preferred shareholders’ portion of undistributed net income.

Undistributed net income is computed by deducting preferred dividends and common dividends from net income. Options issued under the Company’s 2000 stock options plan are antidilutive for each of the years presented. Options issued under the 2003 stock option plan are dilutive and included in the diluted weighted average number of preferred shares only for the year ended December 31, 2003.

Under the Company’s bylaws, if the Company is able to pay dividends in excess of the minimum requirement for preferred shareholders and the remainder of the net income is sufficient to provide equal dividends to both common and preferred shareholders, then the dividends per share will be the same for both common and preferred shareholders.

Tele Norte Celular Participações S.A.

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

The following table sets forth the computation of basic and diluted earnings per thousand common shares:

	2004	2003	2002

Basic and diluted numerator:
Net income (loss)	(86,499)	35,732	(44,450)
Net income available to preferred shareholders	(54,328)	22,443	(27,918)
Net income available to common shareholders	(32,171)	13,289	(16,532)

Basic denominator (in thousands of shares)
Weighted-average number of shares
Preferred	210,460,313	210,460,313	210,460,313
Common	124,623,842	124,623,842	124,623,842

Basic earnings (loss)per thousand shares (in reais)
Preferred	(0.26)	0.11	(0.13)
Common	(0.26)	0.11	(0.13)

Diluted denominator (in thousands of shares)
Weighted-average number of shares
Preferred	210,460,313	211,524,644	210,460,313
Common	124,623,842	124,623,842	124,623,842

Diluted earnings (loss) per thousand shares (in reais)
Preferred	(0.26)	0.11	(0.13)
Common	(0.26)	0.11	(0.13)

11 Income Taxes

(a) Statutory rates

Brazilian income taxes comprise federal income tax and the social contribution taxes. The statutory rates for federal income tax and for the social contribution tax are 25% and 9% at December 31, 2004, respectively.

The following is the income tax expense/ benefit for the years ended December 31, 2004, 2003 and 2002:

	2004	2003	2002

Federal income tax charge	-	-	(2,877)
Social contribution tax charge	(145)	-	(1,805)
Deferred taxes	575	(25,652)	29,625
Valuation allowance	(95,179)	-	-

Income tax benefit (expense)	(94,749)	(25,652)	24,943

Tele Norte Celular Participações S.A.

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

(b) Tax reconciliation

The following is a reconciliation of the reported income tax benefit (expense) and the amount calculated by applying the composite statutory tax rate of 34% for the years ended December 31, 2004, 2003 and 2002, respectively:

	2004	2003	2002

Income (loss) before taxes and minority interest	(4,333)	74,418	(84,682)
Composite statutory rate	34%	34%	34%

Tax benefit (expense) at statutory rates	1,473	(25,302)	28,792
Adjustments to derive effective rate:
(Non-deductible expenses) net of non-taxable income	(1,043)	(350)	(5,158)
Social contribution enacted rate adjustment	-	-	1,309
Valuation allowance	(95,179)	-	-

Income tax benefit (expense)	(94,749)	(25,652)	24,943

During 2002 the enacted social contribution rate was increased from 8% to 9% beginning on January 1, 2003.

(c) Tax assets and liabilities

The following is an analysis of deferred income tax assets and liabilities:

	2004	2003

Deferred tax assets:
Income tax loss carryforwards	36,620	25,720
Assets related to legal reorganization (Note 9 (e))	24,729	30,055
Accrued expenses and provision for contingencies	21,156	24,339
Allowance for doubtful accounts	14,368	13,374
Accelerated depreciation	554	2,948

	97,427	96,436
Deferred tax liabilities:
Capitalized interest	(2,188)	(561)
Cumulative indexation differences	(60)	(1,271)

Net deferred tax asset	95,179	94,604

Valuation allowance	(95,179)	-

Deferred income taxes	-	94,604

Current portion		28,492
Long-term deferred income taxes		66,112

Net deferred tax asset		94,604

Brazilian tax legislation limits the use of tax loss carryforwards to 30% of taxable income per year; the tax loss carryforwards do not expire.

Tele Norte Celular Participações S.A.

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

(d) Valuation allowance

The Company's deferred tax asset is comprised primarily of net operating loss carryforwards from income tax and social contributions losses available for offset, tax deductible goodwill arising from the legal reorganization and the tax effect of timing differences. In view of the cumulative losses in recent years and taking into account the weight of evidence for the foreseeable future, pursuant to the guidance provided by the FAS 109, although the components of the deferred tax asset do not prescribe and despite expectations of more favorable pretax results once the TDMA equipment is fully depreciated and replaced by service provided through the GSM network systems, management has determined that a valuation allowance be recorded at December 31, 2004 to provide for the full amount of the asset net of deferred tax liability timing differences. Accordingly R$ 95,179 was charged to income tax expense in the year ended December 31, 2004.

12 Transactions with Related Parties

The Company has entered into transactions with its controlling shareholders and other related parties for certain services. Transactions with related parties are carried out based on amounts agreed upon by the respective related parties.

(a) Roaming Agreements

Amazônia Celular S.A. is a member of a Brazilian roaming committee of cellular operators that includes Telemig Celular S.A., which is a subsidiary of the Company’s affiliate Telemig Celular Participações S.A. .The purpose of the committee is to oversee technical and system aspects to assure the highest quality of roaming service. As required by Brazilian regulations, Amazônia Celular S.A. and Telemig Celular S.A. facilitate roaming to their respective subscribers.

(b) TPSA do Brasil Ltda

Until March 26, 2003, Telpart was a corporation owned by Newtel which owned approximately 51% of Telpart and TIW do Brasil Ltda., later renamed TPSA, which owned approximately 49%. On March 26, 2003, Highlake International Business Company Ltd., or Highlake, which is indirectly controlled by investment and mutual funds managed by Banco Opportunity, a related party, acquired TPSA’s total share ownership in Telpart.

In March 2003, a dispute involving the reimbursement of certain expenses paid by TPSA on behalf of the Company was settled. The Company reversed R$1,899 related to excess of the liability recorded on its books over the amount of the settlement as a credit to shareholders’ equity.

Tele Norte Celular Participações S.A.

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

(c) Cost Sharing Agreement

In order to optimize resource allocation efficiency among Telemig Celular Participações S.A and its subsidiary, and the Company and its subsidiary, the Company entered into a cost sharing agreement pursuant to which certain costs that are incurred for the benefit of both companies and their subsidiaries are allocated to each company based on criteria designed to reflect the actual use by each company. The costs refer primarily to personnel, marketing and outside consulting fees. During the years ended December 31, 2004, 2003 and 2002 the Company was charged by Telemig Celular Participações S.A. and its subsidiary expenses of R$15,079, R$12,904 and R$16,345, respectively.

(d) Brasil Telecom S.A.

As from August 1, 2004, the subsidiary began offering the Carrier Selection Code (CSP) option to its subscribers for intercity (VC2 and VC3) and international calls in conformity with the Personal Mobile Service (SMP) rules.

On December 31, 2004, accounts payable to Brasil Telecom S.A., in the amount of R$11,954 (2003 –nil), refer to the transfer of intercity and international calls made by the Company’s subscribers using the CSP service of Brasil Telecom S.A. Accounts receivable and service revenues mainly refer to the interconnection revenues for the subsidiary’s network usage in such long-distance calls.

13 Pension plan and other post-retirement benefit plans

(a) Defined benefit plans

The Company participates in a multi-employer defined benefit pension plan (PBS – Assistidos – “PBS-A”) and a post-retirement benefit plan (Plano de Assistência Médica ao Aposentado – PAMA) administered by the Fundação Sistel de Seguridade Social (“Sistel”), a minority shareholder.

In 1999, Sistel approved changes to the plan’s statutes resulting in the break up of plan assets and liabilities related to the active participants of each sponsor. Sistel did not break up plan assets and liabilities related to retired participants and, thus, the Company will continue to sponsor the Sistel plan for such retired participants.

Effective January 2000, the plan was modified and changed into a multiple employer pension plan (PBS – Tele Norte Celular) with respect to active employees. The plan assets and liabilities related to active employees were transferred into this new plan and the benefits remained unchanged. The post-retirement benefit plan continue unchanged as multi-employer plan.

Tele Norte Celular Participações S.A.

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

The pension benefit is generally defined as the difference between (i) 90% of the retiree’s average salary during the last 36 months indexed to the date of retirement and (ii) the value of the retirement pension paid by the Brazilian social security system. For retired participants the initial pension payment is adjusted to recognize cost of living increases and productivity awards granted to active employees. In addition to the pension supplements, post-retirement health care and life insurance benefits are provided to eligible pensioners and their dependents.

Contributions to the plans are based on actuarial studies prepared by independent actuaries. The Company uses a measurement date of December 31 for its pension and other post-retirement benefit plans. Substantially all of the Company’s employees are covered by these plans. The Company contributed R$18, R$166 and R$220 in 2004, 2003 and 2002, respectively, with respect to the multi-employer plans. The Company expects to contribute up to R$312 (unaudited) to the defined benefit pension plan in 2005.

Funded status and amounts recorded

Based on the report of the Company’s independent actuary, the funded status and amounts recorded in the Company’s balance sheet for the multiple employer plan (PBS – Tele Norte Celular) are:

Change in plan assets:
	2004	2003

Fair value of plan assets at beginning of year	21,971	17,634
Actual return on plan assets	4,300	4,227
Sponsors’ and participants’ contributions	730	971
Benefits paid and expenses	(531)	(861)
Effect of settlement	(3,719)	-

Fair value of plan assets at end of year	22,751	21,971

Change in benefit obligations:
	2004	2003

Benefit obligation at beginning of year	17,249	17,598
Service cost	536	1,317
Interest cost	1,437	1,980
Actuarial losses (gains)	273	(2,785)
Benefits paid and expenses	(531)	(861)
Effect of curtailment	(619)	-
Effect of settlement	(3,719)	-

Benefit obligation at end of year	14,626	17,249

Tele Norte Celular Participações S.A.

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

Pension benefits recognized in the balance sheet:
	2004	2003

Funded status	8,125	4,722
Unrecognized net gains	(7,684)	(10,206)

Prepaid (accrued) benefit cost	441	(5,484)

The accumulated benefit obligation for the pension plans was R$13,234 and R$14,501 at December 31, 2004 and 2003, respectively.

Components of net periodic pension cost of the multiple employer plan (PBS Tele Norte Celular) are as follows:

	2004	2003	2002

Service cost	536	1,317	1,217
Interest cost	1,437	1,980	1,714
Expected return on assets	(2,168)	(2,612)	(2,044)
Actuarial loss	(665)	(678)	(659)
Employee contributions	(210)	(417)	(434)
Effect of curtailment	(619)	-	-
Effect of settlement	(4,408)	-	-
Other	-	(165)	(23)

Net periodic pension benefit	(6,097)	(575)	(229)

The benefits expected to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter can be summarized as follow:

PBS Tele Norte Celular

2005	439
2006	610
2007	650
2008	1,103
2009	1,175
2010 to 2014	8,810

(b) Defined contribution and defined benefit plan (CELPREV – Tele Norte Celular)

In March 2004, the Company offered to its employees a new benefit plan which is also administered by Sistel. The new plan permitted the migration, through June 16, 2004, of the participants of the PBS Tele Norte Celular plan The Company recognized, during 2004, a curtailment and settlement charge relating to the implementation of the new plan in the amounts of R$ 4,338 and R$ 3,719, respectively, within the Net Benefit Obligation and Fair Value of Plan Assets, respectively.
The new plan is a defined contribution plan, except for medical benefits, for which there is a defined

Tele Norte Celular Participações S.A.

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

benefit of up to 24 months. Participants and the Company will each contribute 50% of the plan’s cost. The plan defines retirement at age 60, with early retirement at age 50, and includes disability, retirement, sickness benefits and pension in case of casualty. Company matching contributions will range from 0.5% to 2% and additional contributions without Company matching may range from 0.5% to 6% of the participant’s salary. Benefits at the time of retirement will depend on the time and amount of contributions, as well as on the performance of the fund’s investments.

Based on the report of the Company’s independent actuary, the CELPREV - Tele Norte Celular funded status, is as follows:

2004

Projected benefit obligation	(237)
Fair value of plan assets	393

Funded status – Initial Transition Obligation	156

The benefits expected to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter can be summarized as follow:

CELPREV-
Tele Norte Celular

2005	11
2006	23
2007	24
2008	26
2009	29
2010 to 2014	194

(c) Main actuarial assumptions

Main actuarial assumptions used in the calculation of the PBS-A, PBS-Tele Norte Celular, CELPREV – Tele Norte Celular and PAMA are:

Weighted-average assumptions
					PBS-Telemig
			PBS-A		Celular/CELPREV

	2004	2003	2002	2003	2004	2002

Discount rate of actuarial liabilities	11.30%	11.30%	11.30%	11.30%	11.30%	11.30%
Expected return on plan assets	12.20%	11.30%	18.20%	11.83%	14.45%	14.45%
Salary increase rate	7.10%	7.10%	7.10%	7.10%	8.15%	8.15%

			PAMA

	2004	2003	2002

Tele Norte Celular Participações S.A.

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

Discount rate of actuarial liabilities	11.30%	11.30%	11.30%
Expected return on plan assets	16.40%	11.30%	14.45%
Salary increase rate	7.10%	7.10%	8.15%
Health Care Cost Trend Rate	8.15%	8.15%	-
Expressed in nominal terms - assumed inflation of 5 % for 2004, 2003 and 2002

The expected return on plan assets for 2005 was set up based on the pension portfolio’s past average rate of earnings, discussion with portfolio managers and comparisons with similar companies, which was based on the following assets allocation:

		PBS-Tele Norte
	PBS-A	Celular/CELPREV	PAMA

Debt securities	75.0%	80.0%	100.0%
Equity securities	17.0%	17.5%	0.0%
Real estate	6.0%	0.0%	0.0%
Loans	2.0%	2.5%	0.0%

Total	100.0%	100.0%	100.0%

The pension plan weighted-average asset allocations at December 31, 2004 and 2003, by asset category are as follows:

			PBS-Tele Norte
		PBS-A	Celular/CELPREV			PAMA

	2004	2003	2004	2003	2004	2003

Debt securities	63.9%	60.2%	82.4%	83.1%	100.0%	100.0%
Equity securities	26.9%	31.1%	16.5%	15.7%	0.0%	0.0%
Real estate	8.7%	8.2%	0.0%	0.0%	0.0%	0.0%
Loans	0.5%	0.5%	1.1%	1.2%	0.0%	0.0%

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

The Sistel PBS Tele Norte Celular and CELPREV Tele Norte Celular Benefit Plan Investment Policy is addressed in the Equity Application Master Plan (PDAP). The PDAP sets forth the policy for application and management of funds supporting the Plan with the objective of meeting the profitability and social security goals in accordance with the related actuarial liability.

Based on the short, medium and long-term macroeconomic scenarios prepared by Sistel, the PDAP sets out objectives, goals and restrictions to the plan fund’s investments of plan funds. The PDAP also determines and designs the strategic assignment of these funds in each segment and portfolio, as well as the assets that may be selected and the strategy to be adopted to manage these assets. The PDAP sets forth the ceiling and floor limits to break down the asset portfolio into fixed-income and variable assets, as well as loans and financings to the members of the plan. The minimum actuarial rate forecast for the plan consists of a return at least equal to the INPC (Broad National Consumer Price Index) + 6% p.a.

14 Commitments

At December 31, 2004, the Company has capital expenditure commitments of R$13,000 related to

Tele Norte Celular Participações S.A.

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

the continuing expansion and modernization of the network.

The Company rents certain equipment and premises through a number of operating lease agreements that expire at different dates. Total rent expense under these agreements was R$10,748, R$8,849 and R$8,455 for the years ended December 31, 2004, 2003 and 2002, respectively.

Future minimum lease payments under non-cancelable operating leases with an initial term of one year or more are as follows at December 31, 2004.

2005	5,815
2006	4,489
2007	3,795
2008	2,626
2009	1,086
Thereafter	1,445

Total minimum payments	19,256

The Company’s concession requires that certain network coverage requirements and service quality milestones be met to continue to be valid and permit the Company to operate.

15 Contingencies

	2004	2003

Tax contingencies	47,641	83,913
Civil and labor claims	3,311	2,330
Court judicial deposits	(41,749)	(80,159)

	9,203	6,084

(a) Tax contingencies

ICMS tax on monthly fees, activation fees and additional services

The Company believes that the ICMS (Imposto sobre Circulação de Mercadorias e Serviços), a state value-added tax, relates to telecommunications services and monthly fees and rentals do not constitute telecommunications services and, therefore, the Company believes that it should not be assessed ICMS on these services. During the fourth quarter of 1998, the Company was granted an injunction by the Treasury Court that suspended the taxation on monthly subscription fees. The Company, therefore, started to accrue and deposit into the courts, as judicial deposits, the amounts involved.

Based upon the advice of tax advisors, the subsidiary has recorded a provision for contingencies at December 31, 2004 of R$11,295 (2003 - R$69,021), which presented net of escrow deposits is R$7,381 (2003 - R$66,956).

Tele Norte Celular Participações S.A.

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

In 2004, R$14,030 (2003- R$9,259 net of tax effects) of the provision was reversed to selling, general and administrative expenses following a favorable judicial outcome in two states.

Telecommunication Inspection Fund - ‘‘FISTEL’’

Although the Company contributes to the FISTEL fund, it has filed a lawsuit questioning its responsibility for contributions in respect of telecommunications stations which it does not own. The Company started to accrue and deposit into an escrow account the amounts involved. As of December 31, 2004, the Company recorded a provision of R$34,227 (2003 – R$13,063), which is presented net of escrow deposits in the same amount.

Other tax litigation

The Company is subject to legal proceedings, administrative proceedings and claims of various types in the ordinary course of its business for which accruals of R$2,119 and R$1,829 as of December 31, 2004 and 2003, respectively, have been recorded. In management’s opinion, the ultimate settlements, if any, will not have any additional significantly adverse effect on the Company’s financial condition or results of operations.

(b) Civil and labor claims

Civil claims

The Company is party to several civil claims filed by subscribers. Based on the advice of its legal counsel, management recorded a provision for this contingency at December 31, 2004 of R$2,123 (2003 – R$1,761).

Labor litigation

The Company is a party to several labor claims filed by former employees related principally to salary adjustments and related charges. Based on the advice of its legal counsel, management believes that the provision recorded at December 31, 2004 in the amount of R$1,188 (2003 – R$569) is sufficient to cover probable losses.

(c) Possible contingencies not provided

The Company is contesting other legal proceedings in progress, involving contingent risks, which are considered as possible losses. The aggregate amount was R$838 at December 31, 2004 (2003 – R$ 245).

16 Financial Instruments

(a) Fair value of financial assets and liabilities

Tele Norte Celular Participações S.A.

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

Estimated fair values of the Company’s financial assets and liabilities have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimated fair values. Accordingly, the amounts presented below are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or estimated methodologies may have a material effect on the estimated fair values.

The fair value information as of December 31, 2004 and 2003 presented below is based on the Company’s current borrowing rates for similar types of borrowing arrangements.

		2004		2003

	Book value	Fair value	Book value	Fair value

Long-term debt	272,602	272,945	223,714	221,295

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

(b) Concentration of risks

Credit risk with respect to trade accounts receivable is mitigated by Company’s broad subscriber base. The Company continually monitors the level of trade accounts receivable and limits the exposure to bad debts by cutting access to the telephone network if any invoice is 15 days past due.

There are no concentrations of services, concessions or rights, other than those mentioned above, that could, if suddenly eliminated, severely impact the Company’s operations.

All of the Company’s employees participate in a collective bargaining agreement which expires and is renewable on an annual basis.

Tele Norte Celular Participações S.A.

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

17 Swaps

The Company uses derivative instruments to mitigate risks arising from foreign currency and interest rate volatility. At December 31, 2004 and 2003, the Company held cross-currency interest rate swap agreements related to its U.S. dollar denominated debt agreements to mitigate against volatility of the U.S. dollar and the Brazilian real exchange rate..

Through the swap agreements, at December 31, 2004, the Company earns the exchange variation between the United States dollar and the Brazilian real plus 0.25% to 14.90% and pays an amount based on a percentage ranging from 87% to 100%, of short term inter bank rate. The annualized short term inter bank rate was 16.10% and 23.17% at December 31, 2004 and 2003, respectively. At December 31, 2004 and 2003, these agreements have total updated notional amounts of R$130,955 and R$170,558, and expire on various dates through 2006.

The fair values of the Company’s cross-currency interest rate swap agreements were estimated based on quoted market prices of comparable contracts and, at December 31, 2004 and 2003, were estimated as below:

	2004	2003

Gross assets	135,632	181,433
Gross liabilities	150,033	175,536

Net investments – swap agreements	(14,401)	5,897
Less current portion – assets/liabilities	129	(2,582)
Long term portion assets/liabilities	(14,530)	8,479

The income (expense) derived from the swap agreements of R$(29,814), R$(24,600) and R$34,164 for 2004, 2003 and 2002, respectively, is reflected in financial income (expense). The Company does not apply hedge accounting for any of these contracts.

18 Stock-Based Compensation

On October 5, 2000, the Company’s Board of Directors approved two long-term incentive plans as follows:

(i)	Plan A covers certain key executives who may receive shares of the Company’s common or preferred stock. The shares earned will be issued only to the extent that the Company achieves performance goals determined by the Board of Directors during a five-year performance period. Through December 31, 2004, no shares have been granted as the performance goals have not been achieved and, consequently, no compensation expense has been recognized.

Tele Norte Celular Participações S.A.

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

(ii)	Plan B covers key executives (who can also participate in the first plan) and other employees. Options granted under this plan relate to preferred stock and are exercisable at the market price at the date of grant, adjusted by an inflation index. No compensation expense has been recognized as the market price of the underlying stock is below the exercise price. The vesting period is up to 20% during the second year, 60% during the third year and 100% during the fourth year. Information related to these options is summarized below:

Amounts in reais per shares

		Initial
	Number of	Exercise	Exercise	Market
	Options	Price-R$	Price- R$	Price – R$

Outstanding as of December 31, 2001	686,325	1.44	1.61	1.04
Forfeited	(97,382)	1.44	-	-
Outstanding as of December 31, 2002	588,943	1.44	2.02	0.34
Forfeited	(234,300)	1.44	-	-
Outstanding as of December 31, 2003	354,643	1.44	2.19	0.64
Forfeited	(56,816)	1.44	-	-
Outstanding as of December 31, 2004	297,827	1.44	2.47	0.50
297,827 options exercisabe at R$1.44 at December 31, 2004 (2003 – 271,869 options; 2002 – 217,315 options.

During the meetings held on December 29 and 30, 2003, the Boards of Directors of the Company and its subsidiary, respectively, approved changes to Plan B, as follows.

The new options granted under this plan relate to preferred stock and are exercisable at the market price at the date of the grant, discounted by 20%. Additionally, the exercise price is adjusted by an inflation index. The vesting schedule is 40% beginning on January 15, 2004, 70% on January 15, 2005 and 100% on January 15, 2006. Information related to these options is summarized below:

Amounts in reais per shares

		Initial
	Number of	Exercise	Exercise	Market
	Options	Price- R$	Price- R$	Price – R$

Granted	1,064,331	0.49	-	0.49
Outstanding as of December 31, 2003	1,064,331	0.49	0.49	0.64
Forfeited	(237,263)	0.49	-	-
Outstanding as of December 31, 2003	827,068	0.49	0.55	0.50
330,828 options exercisable at R$0.49 at December 31, 2004. No options exercisable at December 31, 2003

Tele Norte Celular Participações S.A.

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

19 Other Information

The changes in the allowance for doubtful accounts during the three years ended December 31, 2004 were as follows:

	2004	2003	2002

Balance at beginning of year	39,333	30,888	31,598
Charged to cost and expenses	20,517	8,984	11,646
Write-off	(17,589)	(539)	(12,356)

Balance at end of year	42,261	39,333	30,888

20 Subsequent events

On March 4, 2005, Highlake and Futuretel S.A., which was at the time an entity controlled by Opportunity Fund, CVC/Opportunity Equity Partners L.P. and Investidores Institucionais FIA, announced that they would begin a competitive bidding process for the sale of more than 50% of the Company’s voting capital. However, shortly thereafter, International Equity Investments, Inc.replaced the management of CVC/Opportunity Equity Partners L.P. with Citigroup Venture Capital International Brazil L.L.C. At the same time, the name of the fund was changed to Citigroup Venture Capital International Brazil L.P. An injunction was subsequently granted to International Equity Investments, Inc. to temporarily suspend the competitive bidding process.

* * *