Form 20-F
period 2005-12-31
TELE NORTE CELULAR PARTICIPACOES SA
filed 2007-04-30
CIK 1072345

As filed with the Securities and Exchange Commission on April 27, 2007.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2005 Commission File Number 1-14479

TELE NORTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its charter)
TELE NORTE CELLULAR HOLDING COMPANY
(Translation of Registrant’s name into English)
THE FEDERATIVE REPUBLIC OF BRAZIL
(Jurisdiction of incorporation or organization)

SCN Quadra 4, Bloco B, Ed. Centro Empresarial Varig, Torre Oeste, Sala 702-A
70714-000 Brasilia-DF, Brazil
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Preferred Shares without par value	New York Stock Exchange*
Depositary Shares, each representing 50,000 Preferred Shares	New York Stock Exchange
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

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes                   No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes                   No
Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes                   No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer	Accelerated Filer	Non-accelerated Filer
Indicate by check mark which financial statement item the registrant has elected to follow:
Item 17            Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes                   No

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

     References in this annual report to (i) the “real,” “reais” and “R$” are references to Brazilian reais (plural) and to the Brazilian real (singular), the currency of Brazil, (ii) “U.S. dollars,” “dollars” and “US$” are references to United States dollars, (iii) “preferred shares” and “common shares” are references to the Registrant’s authorized and outstanding shares, (iv) “ADSs” are references to our American Depositary Shares, each representing 50,000 preferred shares, (v) “Commission” are to the U.S. Securities and Exchange Commission, (vi) “CVM” are to the Comissão de Valores Mobiliários, the Brazilian securities commission, (vii) “Central Bank” are to the Banco Central do Brasil, the Brazilian Central Bank, (viii) “General Telecommunications Law” are to Lei Geral de Telecomunicações, as amended, which regulates the telecommunications industry in Brazil, (ix) “Anatel” are to Agência Nacional de Telecomunicações, the Brazilian independent telecommunication regulatory agency, and (x) “our region” means the area covered by our authorization, including the states of Amazonas, Roraima, Amapá, Maranhão and Pará.

     We are one of the companies formed as a result of the breakup of Telecomunicações Brasileiras S.A. – Telebrás, or Telebrás, by the federal government of Brazil in May 1998. Amazônia Celular was formed in January 1998 to receive all of the share capital held by Telebrás in its operating subsidiaries that provided cellular telecommunication services in the states of Pará, Maranhão, Roraima, Amapá and Amazonas. References to Amazônia Celular operations prior to January 1998 are to the cellular operations of its predecessor. See “Item 4A. Information on the Company—History and Development of the Company¯Historical Background.”

     We have prepared our consolidated financial statements included in this annual report in conformity with generally accepted accounting principles in the United States, or U.S. GAAP, as at and for the year ended December 31, 2003 audited by Ernst & Young Auditores Independentes S/S, an independent registered public accounting firm and as at and for the years ended December 31, 2004 and 2005 audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm.

     Certain financial information is presented as at September 30, 2006 and for the nine months then ended. This information is unaudited and is not necessarily indicative of the results to be reported by us for the entire year ending December 31, 2006.

     Unless otherwise specified, data relating to the Brazilian telecommunications industry included in this annual report was obtained from Anatel. The “Glossary of Telecommunications Terms” listed in the Table of Contents provides the definition of certain technical terms used in this annual report.

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

  the pursuit of business strategies that cause our business, financial condition, revenues, results of operations or prospects to change, including the migration of our network to GSM technology and acquisitions or dispositions of assets or internal affiliates, changes to our ownership structure, management or shareholder composition,

  the negotiation of interconnection agreements,

  new governmental regulation and tax matters,

  inflation and changes in currency exchange rates,

  our ability to sustain or improve our performance,

  expectations and estimates of our management concerning future capital expenditures, other investments to attract and retain customers, financial performance, financing plans and the effects of competition, new entrants into our area and the intensification of competition in the Brazilian telecommunications industry,

  our ability to use deferred tax assets,

  adverse legal or regulatory disputes,

  changes in regional, national and international business and economic conditions, including inflation and currency devaluations,

  incidence of cloning and subscription fraud,

  political, economic, regulatory and demographic developments in Brazil generally and in the region in Brazil where we conduct our business, and the factors discussed under “Item 3D. Risk Factors”, which you are urged to carefully review.

     You should not place undue reliance on these statements, which speak only as of the date that they were made. These cautions should be considered in connection with any written or oral forward-looking statements that we make.

EXPLANATORY NOTE

     This annual report on Form 20-F reflects the restatement of our consolidated balance sheet as of December 31, 2004, and the consolidated statements of cash flows for the years ended December 31, 2003 and 2004, as discussed in Note 3(b) (“Restatement of the financial statements”) to the consolidated financial statements included in “Item 18. Financial Statements.” As noted in Note 3(b), our classification of financial securities held through private investment funds with original maturity date at the date of purchase in excess of 90 days as “cash equivalents” was reassessed. We determined that, due strictly to the original maturity date of the financial securities, these assets should be classified as “temporary cash investments,” rather than “cash equivalents.” These reclassifications had no impact on our total current assets, total assets, total stockholders’ equity, net income (loss), earnings (loss) per share, or cash flows from investing activities for the years ended December 31, 2003 and 2004.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

     The selected financial information presented below should be read in conjunction with our consolidated financial statements as of December 31, 2004 and 2005 for the years ended December 31, 2003, 2004 and 2005, and the related notes included in this annual report, as well as the information under the caption “Item 5. Operating and Financial Review and Prospects.” During 2005, we reclassified the 2003 and 2004 financial securities with original maturity dates at the date of purchase in excess of 90 days to “temporary cash investments” (see Note 3(b) to the consolidated financial statements included in this annual report).

Changes in Our Accounting Methodology

     In May 2000, the Registrant contributed the capital stock of its other four subsidiaries to Amazônia Celular S.A. – Maranhão. At the same time, Amazônia Celular S.A. – Maranhão acquired the minority interests in the four subsidiaries by means of redemptions and conversions of shares into Amazônia Celular S.A. – Maranhão capital stock. As a result, Amazônia Celular S.A .– Maranhão became the Registrant’s only direct subsidiary and the sole shareholder of each of Amazônia Celular S.A.– Amazonas, Amazônia Celular S.A.– Roraima, Amazônia Celular S.A.– Amapá and Amazônia Celular S.A.– Pará.

     On December 31, 2002, the shareholders of Amazônia Celular S.A. – Maranhão approved in a shareholders’ meeting the merger into Amazônia Celular S.A. – Maranhão of its subsidiaries, namely Amazônia Celular S.A. –Amapá, Amazônia Celular S.A.– Amazonas, Amazônia Celular S.A.– Pará and Amazônia Celular S.A.– Roraima. On March 19, 2003, the shareholders of Amazônia Celular S.A. – Maranhão approved the change of its name to Amazônia Celular S.A.

U.S. GAAP Selected Financial Information

	Year ended December 31,

	2001	2002	2003	2004	2005

Statement of operations data:

Net revenue (in thousands)	R$522,043	R$462,519	R$533,528	R$512,356	R$ 445,567
Operating income (in thousands)	R$57,564	R$38,340	R$62,035	R$15,889	R$6,639
Cumulative effect of accounting
change, net (in thousands)	R$1,567	¯	¯	¯	¯
Net income (loss) (in thousands)	(R$11,795)	(R$44,450)	R$35,732	(R$86,499)	(R$20,049)
Basic and diluted earnings (loss)
per thousand preferred and
common shares	(R$0.03)	(R$0.13)	R$0.11	(R$0.26)	(R$0.06)
Dividends per thousand shares(1)	R$0.01	¯	¯	R$0.02	R$0.02
Weighted average number of
shares (in thousands)
Preferred	210,371,152	210,460,313	210,460,313	210,460,313	210,460,313
Common	124,571,045	124,623,842	124,623,842	124,623,842	124,623,842
Other financial data:
Capital expenditures (2) (in
thousands)	R$184,357	R$51,393	R$29,087	R$156,051	R$72,451

	As of December 31,

	2001	2002	2003	2004	2005
	(as restated)	(as restated)	(as restated)	(as restated)

	(in thousands of reais)
Balance sheet data:
Cash and cash equivalents(3)	17,474	10,090	6,501	2,549	15,234
Temporary cash investments	72,304	49,838	1,583	97,330	50,418
Working capital (4)	17,719	(121,926)	(88,004)	(90,994)	(59,084)
Total assets	829,802	782,739	653,415	766,926	708,033
Long-term debt (including current
portion)	400,271	417,021	223,714	272,602	205,856
Shareholders’ equity	245,808	201,612	239,462	148,813	125,498

Capital stock	84,074	84,074	84,851	84,851	84,851

_____________________________________
(1) For the periods presented, dividends per preferred share were the same as dividends per common share, and they were calculated based upon the number of outstanding shares on the date the dividends were provided.
(2) Cash disbursements for capital expenditures including accounts payable for property and equipment.
(3) Cash and cash equivalents as originally presented: R$89,778 thousand in 2001, R$59,928 thousand in 2002, R$8,084thousand in 2003, and R$99,879 thousand in 2004.
(4) Current assets less current liabilities.

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

     Resolution No. 3,265 by the National Monetary Council (“NMC”), dated March 4, 2005, as amended by Resolutions No 3,311 and 3,356 of the NMC, dated August 31, 2005 and March 31, 2006, respectively, consolidated the foreign exchange markets into one single foreign exchange market, effective as of March 14, 2005. All foreign exchange transactions are now carried out through institutions authorized to operate in the consolidated market and are subject to registration with the Central Bank’s electronic registration system. Pursuant to Resolution No. 3.356 the authorized institutions must present to the Central Bank a list of actions to prevent money laundering and other crimes under Law No. 9.613, dated March 3, 1998. Foreign exchange rates continue to be freely negotiated, but may be influenced by Central Bank intervention.

     Since 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely, and during that period, the real/U.S. dollar exchange rate has fluctuated considerably. In the past, the Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate market through a currency band system or otherwise. The real may depreciate or appreciate against the U.S. dollar substantially in the future. On March 1, 2007, the U.S. dollar exchange rate was R$2.1260 per US$1.00. For more information on these risks, see “Item 3D. Risk Factors—Risks Relating to Brazil.”

     The following tables set forth the commercial selling rate, expressed in reais per U.S. dollar (R$/US$), for the periods indicated.

		R$ per US$1.00
Year	Low	High	Average(1)	Year-End

2002	2.2709	3.9552	2.9983	3.5333
2003	2.8219	3.6623	3.0600	2.8892
2004	2.6544	3.2051	2.9015	2.6544
2005	2.1625	2.7613	2.4331	2.3407
2006	2.0578	2.3703	2.1671	2.1380
2007 (through March 1)	2.0758	2.1548	2.1188	2.1260
______________
Source: Central Bank/Bloomberg
(1) Represents the average of the exchange rates on the last day of each month during the relevant period.

	R$ per US$1.00
Month	Low	High

September 2006	2.1274	2.2180
October 2006	2.1323	2.1668
November 2006	2.1345	2.1862
December 2006	2.1372	2.1685
January 2007	2.1239	2.1548
February 2007	2.0758	2.1174
March 2007 (through March 1)	2.1260	2.1260
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

Risks Related to the Registrant

     A dispute among our controlling shareholders may have an adverse effect in our businesses.

     On March 4, 2005, Highlake International Business Company Ltd., or Highlake, and Futuretel S.A. (“Futuretel”) the latter of which was at that time managed by individuals appointed by Opportunity, announced the launch of a competitive bidding process for the sale of more than 50% of our voting capital. However, shortly thereafter, the limited partner of Citigroup Venture Capital International Brazil, L.P. (formerly known as CVC/Opportunity Equity Partners L.P.), International Equity Investments, Inc, removed Opportunity Equity Partners, Ltd. (formerly known as CVC/Opportunity Equity Partners, Ltd.) as Limited Partner and secured an injunction to temporarily suspend the competitive bidding process.

     Since then, our controlling shareholders have been litigating the control of the Registrant and the control of Amazônia Celular. The dispute over our control contributes to an atmosphere of uncertainty among our employees. Currently, we are not able to assess when these disputes over our control will end. These disputes may have an adverse effect on our business and results of operations. In addition, on January 29, 2007, we were informed that Mem Celular Participações S.A., or Mem, one of our indirect controlling shareholders, has decided to engage a financial institution to analyze strategic alternatives to Mem’s investment in us. We cannot assure you if and when any changes in our ownership structure may take place.

Risks Relating to Brazil

     The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian political and economic conditions have a direct impact on the business, financial condition, revenues, results of operations and the market price of the ADSs and our preferred shares.

     The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes drastic changes in policies and regulations. The Brazilian government’s actions to control inflation and affect other policies have involved increases in interest rates, wage and price controls, currency devaluations, capital controls, and limits on imports, among other actions. Our business, financial condition, revenues, results of operations, prospects, and the market price of our preferred shares and ADSs may be adversely affected by changes in government policies, as well as general economic factors including:

  currency fluctuations;

  exchange controls and restrictions on remittances abroad, such as those which were briefly imposed on such remittances (including dividends) in 1989 and in the beginning of 1990;

  inflation;

  price instability;

  interest rate increases;

  liquidity of domestic capital and lending markets;

  changes in tax policy; and

  other political, diplomatic, social and economic developments in or affecting Brazil.

     Uncertainty over whether the Brazilian government will implement changes in policy or regulation affecting these or other factors in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and securities issued abroad by Brazilian issuers. These and other future developments in the Brazilian economy and governmental policies may adversely affect us and our business and results of operations and may adversely affect the trading price of the ADSs and our preferred shares.

     Political instability may have an adverse impact on the Brazilian economy.

     Political crises in Brazil in the past have affected the trust of investors and the public in general, as well as the development of the economy. Political crises may have an adverse impact on the Brazilian economy, our business, financial condition and results of operations and the market price of our preferred shares and ADSs.

     In recent months, members of the Executive and Legislative Powers, as well as other related persons, have been investigated for alleged illicit or unethical behavior. It is impossible to foresee the outcome of these investigations and whether it could adversely affect Brazil’s economy. Such uncertainties, allegations of unethical or illegal political conduct and other future developments in the Brazilian economy may adversely affect the trading price of our ADSs and our preferred shares.

     Inflation and government efforts to combat inflation may contribute significantly to economic uncertainty in Brazil and could harm our business and the market value of the ADSs and our preferred shares.

     Brazil has in the past experienced extremely high rates of inflation. According to the General Market Price Index (¥ndice Geral de Preços do Mercado), or the IGP-M, a general price inflation index, the inflation rates in Brazil were 10.4% in 2001, 25.3% in 2002, 8.7% in 2003, 12.4% in 2004, 1.2% in 2005 and 3.8 % in 2006. Inflation, and certain government actions taken to combat inflation, have in the past had significant negative effects on the Brazilian economy. Actions taken to curb inflation, coupled with public speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. The Brazilian base interest rate, which is determined by the Brazilian Monetary Policy Committee (Comitê de Política Monetária), or COPOM, was 19.0%, 25.0%, 16.5%, 17.7%, 18.0% and 13.0% on December 31, 2001, 2002, 2003, 2004, 2005 and 2006, respectively. Future Brazilian government actions, including interest rate decreases, intervention in the foreign exchange market and actions to adjust or fix the value of the real may trigger increases in inflation. If Brazil experiences high inflation in the future, we may not be able to adjust the rates we charge our customers to offset the effects of inflation on our cost structure. Inflationary pressures may also hinder our ability to access foreign financial markets or lead to government policies to combat inflation that could harm our business or adversely affect the market value of our preferred shares and, as a result, the ADSs.

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

     The real depreciated against the U.S. dollar by 8.5% in 2000 and by 15.7% in 2001. In 2002, the real depreciated 34.3% against the U.S. dollar, due in part to political uncertainty surrounding the Brazilian presidential elections and the global economic slowdown. For the last four years the real has appreciated against the U.S. dollar. The real appreciated 22.3%, 8.8%, 13.4% and 9.5% against the U.S. dollar in 2003, 2004, 2005 and 2006, respectively. Despite the appreciation of the Brazilian currency against the U.S. dollar in recent years, no assurance can be given that the real will not depreciate or be devalued against the U.S. dollar again. On March 1, 2007 the U.S. dollar/real exchange rate was R$2.1260 per US$1.00. See “Item 3A. Key Information¯Selected Financial Data¯Exchange Rates.”

     Significant costs relating to our network infrastructure and handsets are payable or linked to payment in U.S. dollars. However, other than revenues derived from hedging transactions, all of our revenues are generated in reais. If the value of the real decreases relative to the U.S. dollar, our debt becomes more expensive to service. Such decreases also make it more costly for us to pay for the U.S. dollar-denominated technology and goods that are necessary to operate our business, and we may be unable to pass the increased costs to our customers. As of December 31, 2005, we had R$248.3 million in total debt, of which R$247.1 million was denominated in U.S. dollars and R$1.2 million was denominated in reais but indexed to a foreign currency basket.

     Historically, depreciations of the real relative to the U.S. dollar have also created additional inflationary pressures in Brazil, and future depreciations could negatively affect us. Depreciations generally curtail access to foreign financial markets and may prompt government intervention, including recessionary governmental policies. Depreciations also reduce the U.S. dollar value of distributions and dividends on the ADSs and the US dollar equivalent of the market price of our preferred shares, and as a result the ADSs.

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

     Our business is subject to extensive government regulation. Anatel, which is the telecommunications industry regulator in Brazil, regulates or influences, among other things:

  regulations;

  licensing;

  fees;

  competition;

  telecommunications resource allocation;

  service standards;

  technical standards;

  quality standards;

  interconnection and settlement arrangements, and

  supervision of universal service obligations.

     Brazil’s telecommunications regulatory framework is continuously evolving. The interpretation and enforcement of regulations, the assessment of compliance with regulations and the flexibility of regulatory authorities are all marked by uncertainty. We operate under a license from the Brazilian government, and our ability to retain this license is a precondition to our success. However, in light of the regulatory framework, we cannot assure you that Anatel will not modify the terms of our license adversely. Furthermore, according to the terms of our operating license, we are obligated to meet certain requirements and to maintain minimum quality, coverage and service standards. Failure by us to comply with these requirements may result in the imposition of fines or other government actions, including the termination of our operating license. Any partial or total revocation of our operating license would have a material adverse effect on our business, financial condition, revenues, results of operations and prospects. In recent years, Anatel has also been reviewing and introducing changes in the applicable regulation, especially regarding the interconnection fees among telecommunications service providers in Brazil. Interconnection fees, which are fees charged by telecommunications service providers to each other to interconnect to each others’ networks, are an important part of our revenue base. To the extent that changes to the rules governing interconnection fees reduce the amount of interconnection fees we are able to collect, our business, financial condition, revenues, results of operations and prospects could be materially adversely affected.

     Therefore, our business, results of operations, revenue and financial condition could be negatively affected by the actions of the Brazilian authorities, including, in particular, the following:

  the introduction of new or stricter operational and/or service requirements;

  the granting of operating licenses in our area; and

  delays in the granting of, or the failure to grant, approvals for rate increases.

     Our results of operations may be negatively affected by the application of the SMP rules.

     In February 2004, we signed a contract with Anatel to migrate from the Cellular Mobile Service Contract (Serviço Móvel Celular), or SMC regime, to the Personal Mobile Service Contract (Serviço Móvel Pessoal), or SMP regime. The SMP rules, including the ability of customers to select their long-distance carrier on a per call basis, stringent quality indicators and new rules for interconnection fees, are already enforced and their impact have been recorded in our financial statements.

     The SMP regime also provides for the free negotiation of interconnection fees among certain telecommunications service providers. Under the SMC regime, interconnection fees, which comprise a significant portion of our revenues, were determined based on historical inflation and a variable productivity factor established by Anatel. In the free negotiation environment of the SMP regime, the interconnection fees we receive from other wireless, fixed-line and long-distance telecommunications service providers operating in our area will be determined through direct negotiations with them.

     Accordingly, as of July 2005, we implemented a 4.5% interim adjustment in the interconnection fee for the use of the SMP network (VU-M) exclusively for local calls VC1 between ourselves and the following operators: Oi, TIM, Vivo and Telemar, based on an agreement among such operators and us. As a result, our interconnection fee increased from R$0.38755 to R$0.40498, net of taxes.

     At the end of 2005, we entered in an interim agreement to readjust prices of the interconnection fee (VU-M) on long-distance calls VC2 and VC3 by 4.5% . Telemar, Brasil Telecom (cellular and fixed lines), Telefônica, CTBC (cellular and fixed lines), Sercomtel (cellular and fixed lines), Oi, Vivo, TIM, Claro, Amazônia Celular, and Telemig Celular were involved in this agreement. Pursuant to the agreement, implementation of the interim readjustment became effective immediately after Anatel’s ratification of new rates for calls to users of fixed-line services, which took place in March 2006.

     The adjustment of the interconnection fee (VU-M) for local and long-distance calls is also being questioned by some operators that are not party to the agreements for local and long-distance calls and is also being discussed judicially by us. See “Item 8A—Consolidated Financial Statements and Other Financial Information—Legal Proceedings—Readjustment of VU-M” for further information.

     The free negotiation process for interconnection charges will proceed until 2008 when a “cost based” reference interconnection value will be set by Anatel, according to the regulation on SMP Network Usage Fees, issued in July 2006. See “Item 4B. Information on the Company¯Business Overview—Regulation of the Brazilian Telecommunications Industry.”

     We cannot assure you that the interconnection rates we negotiated will be upheld or that future negotiations will be as favorable as those that were previously set by Anatel. If the readjustments that we negotiated are cancelled or if freely negotiated interconnection fees in the future are less favorable to us, our business, financial condition, revenues, results of operations and prospects will be adversely affected.

     In addition, Anatel initiated a public consultation process (Anatel’s Public Consultation number 642 of 2005) regarding certain changes in the current SMP regulation. The public consultation period established in Anatel’s proposal ended on January 16, 2006, but final regulation has not been promulgated. The original text of the public consultation includes changes such as:

  refund for unused and remaining prepaid credits after the termination of the contract with end users;

  revalidation of expired credits upon the insertion of new credits;

  return in double of amounts paid in excess to the SMP operators due to incorrect billing;

  end of grace period in postpaid plans;

  right of users to maintain their phone number whenever there is a change in technology or change in service plan from prepaid to postpaid or vice versa;

  upgrading SMP service centers to improve access by people with hearing disabilities;

  suspension of services for a period no longer than 180 days at no cost when requested by the client;

  preparation of detailed billing report at no cost when requested by prepaid clients;

  receipt of confirmation and/or failure message at no cost within 10 seconds after sending an SMS message;

  increase in the time for blocking partial or total access in cases of defaulting customers, going from 15-30 days after the due date, to 30-60 days;

  no charge for calls received in roaming when the registration area where the user is located is under the same service area which includes its registration area; and

  availability of retail stores in the cities within an operator’s coverage areas.

     We have submitted comments to Anatel against the proposals that may have adverse effects on our business. We cannot assure whether these changes will be approved and, if approved, whether these changes may have adverse effects on our revenues and results of operations.

     Anatel also issued a new Public Consultation (734/2006) on Number Portability. According to Anatel’s proposal, number portability will be provided by fixed and mobile operators, with all incurring costs being borne by the operators. We have submitted comments to Anatel, but cannot assure whether these changes will be approved. We cannot assure also whether the final version of the regulation may have adverse effects on our revenues and operating results. Anatel is expected to issue the final regulation on number portability during the first quarter of 2007. According to Anatel’s proposal, number portability within mobile service should be fully implemented 18 months after a final regulation is issued.

     Anatel’s new regulation regarding interconnection and network usage fees could have an adverse effect on our results.

     Since the beginning of 2005, Anatel published the following new regulations on interconnection and network usage fees of SMP providers, some of which could have an adverse effect on our results: (1) new General Regulation of Interconnection (Regulamento Geral de Interconexão—Resolution number 410/2005, or RGI) ; (2) the Regulation of Separation and Allocation of Costs (Resolution number 396/2005) and (3) the Regulation for Network Usage Fees of SMP providers (Regulamento de Remuneração pelo Uso de Redes de Prestadoras do SMP – Resolution number 438/2006). We highlight, among others, the following changes in the regulation that may adversely affect our results:

  two SMP providers controlled by the same economic group can receive only one instead of two interconnection charges (VU-M) for calls originated and terminated in their networks;

  new negotiation rules for VU-M prices by which Anatel will have a role in determining reference prices rather than the current free-market negotiation of prices. The reference prices will apply to SMP providers that have significant market power, which may be the case of Tele Norte Celular (until further decision by Anatel, all operators are considered to have significant market power). Reference prices will be cost based commencing in 2008. The costs will be calculated according to the regulation on Costs Separation and Allocation (Resolution No. 396/2005);

  VU-M prices must follow the discounts granted to fixed telephony customers for out-of-business-hours calls;

  when receiving calls from public telephones, VU-M will adopt the same tariff rules that apply to public telephones;

  creation of VU-M price unification among SMP providers of the same economic group having significant market power; and

  the interconnection payments between SMP operators for traffic in the same registration area may occur independently of the traffic balance between the operators (this regime is referred to as “full billing”).
  Before the adoption of the above mentioned regulation, payments between SMP operators for traffic in the same area only occurred when the traffic balance between any two companies was either less than 45% or in excess of 55% (this regime is referred to as “bill and keep”).

     Such new regulations could have an adverse effect on our results of operations because (1) our interconnection charges could drop significantly, thereby reducing our revenues, (2) Anatel may allow more favorable prices for economic groups without significant market power and (3) the prices we charge in some regions in which we operate are higher than those in some other regions, and consolidation of those prices, competitive pressures and other factors would reduce our average prices and thereby reduce our revenues. In this regard, the creation of the “full billing” regime has resulted in an increase of our interconnection costs and revenues and in a decrease in our EBITDA and EBITDA margin.

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

     Upon acquiring our A Band concessions in the beginning of 1998, we were the only cellular operator in our area. In October 1999, Norte Brasil Telecom S.A., or NBT (which was subsequently acquired by VIVO, a joint venture of Portugal Telecom and Telefônica Móviles), the B Band operator in our area, began operations using TDMA technology. Telemar, the principal fixed line operator in our area, commenced using GSM technology on the D Band frequency range in certain parts of our area in June 2002 through its subsidiary TNL PCS S.A., under the brand name “Oi”, and Telecom Italia Mobile, or TIM, the E Band operator primarily owned by Telecom Italia, began operations in October 2002 using GSM technology. This increased competition has reduced our market share to an estimated 23.5% at September 30, 2006 and 25.7% at December 31, 2005, as compared to 34.2% and 43.3% at December 31, 2004 and 2003, respectively.

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

     The turnover may be voluntary or involuntary, depending on whether the customer freely decides to terminate our services or we terminate the services due to lack of payment. Our average churn rate has remained relatively constant during the last three years, moving from 2.8% per month in 2003 to 2.9% per month in 2004 to 4.0% per month in 2005 and 3.7% per month for the nine-month period ended September 30, 2006. To the extent that our competition continues to increase or the Brazilian economy stagnates or falters, our churn rate could increase, negatively affecting our business, financial condition, revenues, results of operations and prospects.

     Adverse decisions in one or more of our lawsuits could adversely affect our business and results of operations.

     In the ordinary course of business, we are involved in various legal proceedings of a civil, tax, regulatory and labor-related nature. As of December 31, 2005, we maintained provisions in the total amount of R$69.4 million and court deposits in the total amount of R$63.5 million. The majority of our legal proceedings are related to tax matters. The total amount of the contingencies, based on the value attributed to the lawsuit by the plaintiff, may not correspond to the economic value of the lawsuits, which may be substantially higher than the total amount of contingencies. If the cost of these lawsuits is higher than the amount attributed to them by the plaintiffs or, in the event the total amount of our provisions does not suffice to pay the contingencies due, we could incur greater costs than originally foreseen and could have to make adjustments to our provisions. In addition, adverse decisions in one or more of our lawsuits or disputes in amounts in excess of those deposited in court, may result in material losses, which may adversely affect our business and results of operations. For more information on the legal proceedings in which we are involved, see “Item 8A. Financial Information¯Consolidated Financial Statements and Other Financial Information—Legal Proceedings.”

     Use of wireless phones may pose health risks.

     Media reports have suggested that radio frequency emissions from wireless handsets may be linked to various health problems, including cancer, and may interfere with electronic medical devices, including hearing aids and pacemakers. Although we do not know of any definitive studies showing that radio frequency raises health care concerns, concerns over radio frequency emissions may discourage the use of wireless handsets or expose us to potential litigation, which could have a material adverse effect on our business, financial condition, revenues, results of operations and prospects.

     Certain covenants contained in our financial agreements limit our ability to incur indebtedness.

     Our financing agreements limit our ability to incur indebtedness above a certain level. As a result, our ability to raise capital above the limits imposed by these agreements may be impaired, which may affect our ability to obtain the resources needed to complete the GSM overlay of our network so as to cover all of the localities in our area. In addition, certain financing agreements of the Company have cross-acceleration and/or cross-default clauses.

Risks Related to the ADSs and the Preferred Shares

     The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the preferred shares underlying the ADSs at the price and time you desire.

     Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature. The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States. Accordingly, although you are entitled to withdraw the preferred shares underlying the ADSs from the depositary at any time, your ability to sell the preferred shares underlying the ADSs at a price and time at which you wish to do so may be substantially limited. There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. The ten largest companies in terms of market capitalization represented approximately 51.5% and 51.2% of the aggregate market capitalization of the BOVESPA as of December 31, 2005 and September 30, 2006, respectively. The top ten stocks in terms of trading volume accounted for approximately 49.8%, 48.0%, 44.7% and 48.7% of all shares traded on the BOVESPA in 2003, 2004, 2005 and the nine months ended September 30, 2006, respectively.

     Holders of the ADSs and the preferred shares may not receive any dividends.

     According to our bylaws, we must generally pay our shareholders at least 25% of our annual net income as dividends, as determined and adjusted under Brazilian GAAP. This adjusted income may be capitalized, used to absorb losses or otherwise appropriated as allowed under specific rules set forth by the Brazilian corporation law and therefore may not be available to be paid as dividends. We may not pay dividends to our shareholders in any particular fiscal year if our board of directors determines that such distributions would be inadvisable in view of our financial condition, as long as it does not affect the right of the preferred shareholders to receive fixed or minimum dividends. If our operating company does not pay dividends to us such that we do not have profits to be distributed, we are not required to pay any mandatory minimum dividend.

     If you surrender your ADSs and withdraw preferred shares, you risk losing the ability to remit foreign currency abroad and certain potential Brazilian tax advantages.

     As an ADS holder, you will benefit from the electronic certificate of foreign capital registration to be obtained by the custodian for our preferred shares underlying the ADSs in Brazil, which permits the custodian to convert dividends and other distributions with respect to the preferred shares into non-Brazilian currency and remit the proceeds abroad. If you surrender your ADSs and withdraw preferred shares, you will be entitled to continue to rely on the custodian’s electronic certificate of foreign capital registration for only five business days from the date of withdrawal. Thereafter, upon the disposition of or distributions relating to the preferred shares, you will not be able to remit abroad non-Brazilian currency unless you obtain your own electronic certificate of foreign capital registration or you qualify under Brazilian foreign investment regulations that entitle some foreign investors to buy and sell shares on Brazilian stock exchanges without obtaining separate electronic certificates of foreign capital registration. If you do not qualify under the foreign investment regulations you will potentially be subject to less favorable tax treatment.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

General

     We provide cellular telecommunications services in a region covering the states of Pará, Amazonas, Maranhão, Amapá, and Roraima in the north and northeast of Brazil. On February 19, 2004, we signed a contract with Anatel to migrate to the Serviço Móvel Pessoal, or SMP, regime from the Serviço Móvel Celular, or SMC, regime. At December 31, 2005 and September 30, 2006, we had 1,223,041 and 1,273,256 subscribers, 21.0% and 18.9% of which were contract subscribers and 79.0% and 81.1% of which were prepaid customers, and an estimated market share of 25.7% and 23.5%, respectively.

     The Registrant currently owns 74.96% of the share capital, including 89.79% of the voting shares, of Amazônia Celular. Until December 31, 2002, all of the share capital of four other operating companies, Amazônia Celular S.A. – Pará, Amazônia Celular S.A. – Amazonas, Amazônia Celular S.A. – Amapá, Amazônia Celular S.A. – Roraima was owned by Amazônia Celular – Maranhão, which served as the hub operating entity for the group. On December 31, 2002, the shareholders of Amazônia Celular approved the merger into Amazônia Celular – Maranhão of Amazônia Celular S.A.– Amapá, Amazônia Celular S.A. – Amazonas, Amazônia Celular S.A. – Pará and Amazônia Celular S.A. – Roraima. On March 19, 2003, the shareholders of Amazônia Celular S.A. – Maranhão approved the change of its name to Amazônia Celular S.A. Substantially all of the Registrant’s assets, other than cash and cash equivalents and temporary cash investments, consist of shares of Amazônia Celular. The Registrant relies exclusively on dividends from Amazônia Celular to meet its needs for cash, including cash to pay dividends to its shareholders.

     The Registrant’s legal and commercial name is Tele Norte Celular Participações S.A. and it is a corporation (sociedade por ações) organized under the laws of the Federative Republic of Brazil. Our headquarters are located at SCN, Quadra 4, Bloco B, Edifício Centro Empresarial Varig, Torre Oeste, Sala 702-A, 70.714 -000 Brasília - DF,

Brazil, and our telephone number is 55-61-3429-5600. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19715.

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

     The Registrant is one of the eight cellular holding companies formed in connection with the Telebrás restructuring. In connection with the breakup of Telebrás, the Registrant was allocated all the share capital held by Telebrás in the operating subsidiaries that provided cellular telecommunications services in the states of Pará, Maranhão, Roraima, Amapá and Amazonas. In July 1998, the federal government sold substantially all of its shares of the new holding companies, including the Registrant’s, to private-sector buyers. The majority of the Registrant’s voting shares were purchased by Telpart Participações S.A. See “Item 4C. Organizational Structure.”

Change in Management

     Upon taking over the management of Amazônia Celular, the current management engaged consultants to review the Company’s operations. In the course of its review management of Amazônia Celular identified certain employment and consulting agreements the legality of which may arguably be questioned in a court of law. The amounts involved are not material in relation to the Company’s consolidated assets or revenues.

      While management’s review has not been concluded, it is sufficiently advanced that management believes it unlikely, although not impossible, that any further findings would result in a material adverse effect on the Company’s business, results of operations or net income.

Recent Political Developments

      In July 2005, Amazônia Celular was mentioned in connection with accusations against DNA Propaganda Ltda., or DNA, and SMP&B Comunicação Ltda., or SMP&B, involving political corruption. Both DNA and SMP&B are advertising agencies, whose services had been engaged by Amazônia Celular, from the year 2001 to the first quarter of 2005.

      DNA and SMP&B were involved in the mensalão, or votes-for-cash scandal, that dominated the politics of Brazil in 2005. Mensalão is a neologism and variant of the word for “monthly payment” in Portuguese. The scandal began when, on June 6, 2005, a Brazilian Congressional Deputy, Roberto Jefferson, told a Brazilian newspaper that the Brazilian President’s Workers’ Party (Partido dos Trabalhadores), or PT, had paid a number of Congressional deputies 30,000 reais every month in order to vote for legislation favored by the ruling party. According to Mr. Jefferson, the operator of the payment scheme was the businessman Marcos Valério de Souza, one of the owners of the advertising agencies SMP&B and DNA, which had large contracts with the government.

      In view of the accusations, the Brazilian Congress, through a Congressional Committee of Investigation (Comissão Parlamentar de Inquérito), or CPI, and through the CVM, began investigations. Amazônia Celular provided to both bodies all the documents referring to the advertising services rendered by DNA and SMP&B to it.

Amazônia Celular was able to demonstrate that all payments made to these two advertising agencies corresponded to services effectively rendered, and not to any vote-for-cash plan.

     The final report prepared by the Congressional Committee of Investigation does not find any irregularity in the transactions between Amazônia Celular and DNA and SMP&B. The CVM has not mentioned any violations either.

Listing Standards

     On August 1, 2005, the NYSE notified us that we were “below criteria,” as our total market capitalization was less than US$75 million over a 30 trading-day period and our shareholders’ equity is less than US$75 million (in US GAAP). As required by NYSE, on August 5, 2005, we issued a press release disclosing the fact that we had fallen below the continued listing standards of the NYSE. On October 27, 2005, we submitted to the NYSE a business plan to comply with the continued listing standards within 18 months of the receipt of the NYSE’s notice. Our plan was accepted by the NYSE at the beginning of 2006. The NYSE performed semiannual reviews of us during 2006 and, beginning January 2007, has been performing monthly reviews for compliance with the goals and initiatives as outlined in our plan. Failure to achieve those financial and operational goals could result in Tele Norte Celular being suspended from trading by the NYSE if NYSE’s listing criteria are not met.

     Although the Company’s average global market capitalization over a consecutive 30 trading-day period currently exceeds the continued listing minimum requirements, the NYSE will only acknowledge the Company's "good standing" status upon filing of this annual report on Form 20-F with the U.S. Securities and Exchange Commission and its review by the NYSE.

     As of March 22, 2007 market capitalization amounted to US$111.6 million over a 30 trading-day period, above the required threshold.

B. Business Overview

Our Region

     Our authorization area covers more than 3,500,000 square kilometers in the north and northeast of Brazil, spanning approximately 41.4% of Brazil’s area, with a population of approximately 17.6 million people, representing approximately 9.4% of Brazil’s population. During 2003, our region generated approximately 4.9% of Brazil’s gross domestic product. Per capita income is relatively low. At December 31, 2005 and at September 30, 2006, our region had 19 metropolitan areas with populations in excess of 100,000 people, including the cities of Belém, Manaus, São Luís, Boa Vista and Macapá. At December 31, 2005 and at September 30, 2006, approximately 27.7% and 30.5% of the people in our region owned a mobile phone, respectively. Our business, financial condition and results of operations depend largely on the performance of the Brazilian economy and the economy of our region, in particular. See “Item 5A. Operating and Financial Review and Prospects—Operating Results¯Overview¯Brazilian Political and Economic Environment” for a description of the Brazilian economic conditions.

     The following table presents gross domestic product and per capita income information for each state in our region at and for the year ended December 31, 2003, which is the latest period for which such information is available.

	Year Ended December 31, 2003

State	% of Brazil’s	Per capita

	GDP	income

Maranhão	0.9	R$ 2,354
Pará	1.9	R$ 4,367
Amazonas	1.8	R$ 9,100
Amapá	0.2	R$ 5,584
Roraima	0.1	R$ 4,569

Region	4.9	R$ 4,537

___________
Source: Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatístíca - IBGE).

The following map shows the location of our region within Brazil.

Services

     We are one of the providers of cellular telecommunications services in our region and had an estimated market share of 25.7% and 23.5% at December 31, 2005 and September 30, 2006, respectively, as compared to an estimated 34.2% and 43.3% market share at December 31, 2004 and 2003, respectively. Currently, our digital service is based upon Time Division Multiple Access, or TDMA, technology; our analog service uses a technology standard called Advanced Mobile Phone Service, or AMPS; and we are in the process of overlaying GSM technology onto our network, which incorporates updated versions of Enhanced Data Rates for Global Evolution, or EDGE, technology for data transmission. We offer digital service to subscribers in all the cities in our area, covering 210 locations.

     We recognize that adapting our services in response to technology advances is a key factor in maintaining our competitiveness in the States of Amapá, Amazonas, Maranhão, Pará and Roraima, and we are committed to keeping our network and services modern and reliable. In early 2004, we decided to begin the process of transforming our network from a TDMA-based network to a GSM-based network. This process involves overlaying GSM technology onto our existing network over a three to five year period. Our introduction of GSM/EDGE service for our subscribers is improving data transmission speed and establishing a base for the future offering of continuously evolving wireless products and services. In November 2004, we began offering GSM/EDGE technology services in certain parts of our area.

     We offer a series of services to prepaid and contract subscribers, as well as business solutions to corporate users. One of our innovative rate plans, commercially branded as Plano Controle, or Control Plan, caters to a market niche (which includes some of our postpaid and prepaid customers) that prefers to pay a set monthly fee for wireless services as long as that fee is set at a low and controlled rate. The Plano Controle mixes the best features of prepaid and contract plans. After the monthly amount of fixed minutes is used, no more outgoing calls are allowed. However, the user is still able to receive calls. The user can, at his or her option, recharge his or her phone with extra calling minutes, just as in the prepaid plans. The minutes that are not used can be carried over to the following month. Due to the plan’s popularity, in April 2004, we began to offer three new Plano Controle options with higher denominations of fixed minutes to our customers.

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

     Through agreements with other mobile service providers, we offer automatic roaming services throughout Brazil to our subscribers that allow them to make and receive calls while out of our area. We offer international roaming on TDMA networks in countries such as Argentina, Uruguay and the United States. We have implemented 50 bilateral agreements in 50 countries for roaming on GSM networks.

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

  Effectively manage the migration of our network to GSM technology. In November 2004, we introduced GSM service to certain parts of our area. This event marked an important stage of the migration of our network from TDMA to GSM technology. The transition from TDMA to GSM technology will encompass a period of approximately three to five years. We believe that our success to date has been due largely to the reliability and quality of our wireless service. We intend to carefully manage the GSM migration process by paying particular attention to maintaining the quality and reliability of service, preventing service disruptions and containing costs relating to the migration.

  Retain the quality of our subscriber base by providing the best customer service and service plan options to high revenue users. Further penetration of the Brazilian wireless market will generally involve the addition of subscribers who will purchase prepaid plans to use a relatively small amount of airtime per month. While we expect to continue to increase our subscriber base and to grow in this segment of the market, we also plan to focus heavily on retaining and building our high revenue subscriber base. We also intend to accomplish this goal by continuing to provide our customers with the best quality of service we can make available to them, including preventing service disruptions and striving to further refine and customize our services to better suit the individual preferences and spending profiles of our customers.

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

			Nine Months
			Ended
			September
Year ended December 31,			30, 2006

2003	2004	2005

Contract subscribers	295,094	316,040	257,155	240,941
Prepaid customers	732,977	940,233	965,886	1,032,315

Total	1,028,071	1,256,273	1,223,041	1,273,256

Net subscriber growth during period	9.3%	22.2%	-2.6%	4.1%
Estimated population of our region at period-end (in millions) (1)	16.4	16.7	17.3	17.6
Estimated covered population at period-end (in millions) (2)	11.3	11.3	11.9	11.9
Percentage of population covered at period-end (3)	68.7%	67.6%	68.7%	67.0%
Penetration at period-end (4)	14.5%	22.0%	28.5%	30.7%
Average monthly incoming minutes of use per subscriber:
Contract subscribers	71	68	81	85
Prepaid customers	42	30	22	22
Average monthly outgoing minutes of use per subscriber:
Contract subscribers	132	134	112	130
Prepaid customers	10	9	8	11
Average monthly revenues per subscriber: (5)
Contract subscribers	R$83	R$81	R$72	R$77
Prepaid customers	R$19	R$14	R$10	R$11
Total blended average	R$37	R$32	R$24	R$24
Cost of acquisition per subscriber	R$171	R$178	R$158	R$133
Average monthly churn	2.8%	2.9%	4.0%	3.7%
Estimated market share:	43.3%	34.2%	25.7%	23.5%
____________________
(1)	Estimates based on data from the Target 2005 (Brasil em Foco).
(2)	Estimates by our management of the number of people within our region who can access our cellular telephone signal.
(3)	Estimates by our management of the percentage of the population of our region who can access our cellular telephone signal.
(4)	Estimates by our management of the number of cellular lines in service in our region divided by the population of our region.
(5)	In nominal reais, net of value-added taxes PIS, COFINS and ICMS.

Contract and Prepaid Market

     At December 31, 2005, we had 1,223,041 subscribers, a decrease of 2.6% over December 31, 2004, and an estimated market share of 25.7%, compared to estimated market shares of 34.2% and 43.3% at December 31, 2004 and 2003, respectively. At September 30, 2006, we had 1,273,256 subscribers and an estimated market share of 23.5% . Our client base consists of (i) contract subscribers, who pay a monthly fee to enroll in one of our rate plans and who are invoiced monthly after services have been provided to them; and (ii) prepaid customers, who purchase in advance cards containing a specified number of airtime credits that can be used within the 180-day period after the prepaid card is activated. Our contract subscribers consist primarily of higher income individuals who use their handsets for both personal and business purposes. Our prepaid customers are generally younger, have lower income than contract subscribers, and use their handsets more to receive than to place calls.

     Our contract subscribers used an average of 193 minutes of airtime per month in 2005, as compared to an average of 202 minutes per month registered in 2004. Our prepaid customers used an average of 30 minutes of airtime per month in 2005, as compared to an average of 39 minutes per month in 2004. Decreases in the average minutes of use per subscriber can be expected as further market penetration adds customers to our subscriber base that generally are prepaid customers using fewer minutes of airtime per month. Our contract subscribers used an average of 215 minutes of airtime per month during the nine-month period ended September 30, 2006, while our prepaid customers used an average of 33 minutes per month during such period. Recently, our prepaid subscriber base has increased 6.9% to 1,032,315 at September 30, 2006 from to 965,886 at December 31, 2005 and from 940,233 at December 31, 2004. During that time, our contract subscriber base decreased from 316,040 at December 31, 2004 to 257,155 at December 31, 2005 and to 240,941 at September 30, 2006. The decrease in our contract subscriber base is a consequence of strong competition in our area. As of September 30, 2006, 81.1% of our subscribers were prepaid customers and 18.9% were contract customers, as compared to 79.0% and 21.0%, respectively at December 31, 2005 and 74.8% and 25.2%, respectively, at December 31, 2004. The average cost of acquiring our customers decreased to R$133 for the nine-month period ended September 30, 2006 from R$158 in 2005, as compared to R$178 in 2004.

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

     Benefits of an increased prepaid subscriber base include: (i) no billing and collection expenses and no delinquent accounts; (ii) advance receipt of cash from subscribers in exchange for services that may or may not have to be provided, depending upon whether or not the prepaid card is used; and (iii) a lower cost of acquisition for each prepaid subscriber as compared to a contract subscriber due to, among other things, substantially lower subsidies for prepaid subscriber’s handsets. However, offsetting these benefits is the fact that prepaid customers generally spend less than one-fifth as much as contract customers on cellular services, tend to roam less, and rarely use other value-added services. Most of the revenue generated from the growth of our prepaid subscriber base comes in the form of interconnection fees that we charge when subscribers of other telecommunications operators use our network to make an incoming call to one of our prepaid customers.

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

     Our average monthly churn rate in 2003, 2004, 2005 and for the nine months ended September 30, 2006 was 2.8%, 2.9%, 4.0% and 3.7%, respectively. The slight decrease in the churn rate for the nine months ended September 30, 2006 compared to the year 2005, is mainly due to lower churn rates in the postpaid segment as a result of our retention programs mentioned below. The high churn rates over the mentioned periods have been due primarily to the increase in competition in our area, which prompted some to change mobile service providers, and to contract terminations linked to high unemployment and a decrease in salaries in real terms of people living in our area.

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

Sources of Revenues

     We generate revenue from (i) usage charges, which include measured service charges for outgoing calls, incoming collect calls, roaming and other similar charges; (ii) monthly subscription charges; (iii) interconnection fees, which are amounts charged by us to other telecommunications service providers, including other cellular, fixed-line and long-distance service providers, for incoming calls requiring the use of our network and long-distance calls made or received by means of our network; (iv) sales of handsets and accessories; and (v) other charges, such as charges for internet access, text messaging, call forwarding, call waiting and call blocking. The rates that we charge for our service plans and interconnection are influenced by or subject to regulation by Anatel. We still earn monthly revenues from providing co-billing services and from the use of our prepaid plan when our customers choose to use a telecommunications service provider to make long-distance calls, both domestically and internationally.

     With the introduction of carrier selection by customers as a result of the transition from the SMC regime to the SMP regime, on a call-per-call basis our interconnection agreements with long-distance service providers were substantially changed. Although the long-distance carriers own the revenues, they must rely on co-billing agreements with us to collect the fees. In the introduction of these new procedures, fraud levels increased substantially and demanded joint efforts of all operators to be refrained. Cooperative efforts among operators persist to keep this problem under control.

     Subscriber Rates

     Mobile telecommunications services in Brazil are offered on a “calling party pays” basis, under which the subscriber pays only for calls that he or she places, except that roaming charges are applied to calls received while outside the subscriber’s home registration area. In addition, cellular subscribers wishing to place calls may avoid incurring airtime charges by making collect calls because there are no charges for collect calls. Subscriber charges are computed based on factors such as the subscriber’s service plan, the location of the party called, the place from which the call originated and the duration of the call. Subscribers pay for at least 30 seconds of airtime even if their call lasts less than 30 seconds, but they are not required to make any payment if their call lasts less than three seconds. After the first 30 seconds of a call have elapsed, we charge subscribers for every six seconds of airtime used.

     We provide contract services through a variety of rate plans, mostly under the Ideal brand name, ranging from plans offering a fixed number of free minutes each month to plans offering rate discounts to subscribers using wireless services during specified times of the day or on weekends. During 2005, we generated approximately 20.8% of our net service revenues from monthly fees in connection with contract service plans, as compared to approximately 19.4% in 2004. Monthly contract service fees and airtime charges for outgoing calls generated 59.7% of our service revenues during 2005, as compared to 57.5% in 2004.

     We also offer our subscribers an internet-related service called “i.amazôniacelular”. The i.amazôniacelular services include communication, news and entertainment services and internet and remote access to personal computers. The most popular of the i.amazôniacelular options is the text-messaging option, which is currently used by approximately 79% of our subscribers. The i.amazôniacelular service can also be used to participate in chat rooms, customize ring tones and play games, internet connection. Our data-related services do not comprise a significant portion of our overall net revenues, accounting for 4.2% in 2005 and 3.2% in 2004.

     Roaming Fees

     We also receive revenue from roaming agreements with other cellular service providers. When a call is made from within our area by a subscriber of another cellular service provider, that service provider pays us for the call. Conversely, when one of our subscribers makes a cellular call outside our area, we must pay charges associated with that call to the mobile telecommunications service provider in whose area the call originates. During 2005, roaming fees accounted for 8.4% of our net service revenues, as compared to 7.1% of our net service revenues in 2004.

     Interconnection Fees

     Until July 13, 2006, interconnection fees for local wireless traffic were due only if the traffic balance between any two companies operating in the same area was either less than 45% or in excess of 55% (“bill & keep regime”). Beginning July 14, 2006, new regulation on SMP network usage fees issued by Anatel established that interconnection payments should occur for the full amount of traffic between operators (“full billing” regime).

     As of July 17, 2005, we implemented a 4.5% adjustment in the interconnection fee for the use of network of the SMP (VU-M) exclusively for local calls VC1 between ourselves and the following operators: Oi, TIM, Vivo-NBT and Telemar, based on an agreement among such operators and us. As a result, our interconnection fee increased from R$0.38755 to R$0.40498, net of taxes.

     At the end of 2005, we participated in an agreement to temporarily readjust prices by 4.5% of the interconnection fee (VU-M) on long-distance calls VC2 and VC3. Telemar, Brasil Telecom (cellular and fixed lines), Telefônica, CTBC (cellular and fixed lines), Sercomtel (cellular and fixed lines), Oi, Vivo, TIM, Claro, Amazônia Celular, and Telemig Celular were involved in this agreement. Pursuant to the agreement, implementation of the interim readjustment became effective immediately after Anatel’s ratification of new rates for calls to users of fixed-line services, which took place in March 2006.

     The adjustment of the interconnection fee (VU-M) is being questioned by some operators that are not party to the agreements for local and long-distance calls and is also discussed judicially by us. See “Item 8A—Consolidated Financial Statements and Other Financial Information—Legal Proceedings—Readjustment of VU-M” and “Item 3D. Risk Factors—Risks Relating to our Business and the Brazilian Telecommunications Industry—Anatel’s new regulation regarding interconnection and network usage fees could have an adverse effect on our results” for further information.

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

     Independent Distributors

     Independent distributors sell handsets, handset accessories and calling cards and provide activation services and sales coverage across our area with minimal capital investment being made or operating expenses being incurred by us. Independent distributors provide customers with the convenience of being accessible from a greater number of locations. Independent distributors are paid a variable commission for each (i) new contract customer they sign up for service, provided that the customer retains and pays for service for at least two months and provided, further, that there is no fraud and proper documentation is recorded, and (ii) new prepaid customer, provided the customer subsequently purchases a certain minimum amount in prepaid calling cards. Independent distributors also receive a mark-up margin on sales of handsets and prepaid card kits. In addition, independent distributors are eligible for bonuses for meeting or exceeding sales targets.

     At September 30, 2006, we had 568 independent distributors’ points-of-sales, located primarily in metropolitan centers, compared to 545 at December 31, 2005 and 489 at December 31, 2004, respectively. Our independent retail network includes well known retail chains, drugstores and supermarkets with well traveled points of sale and active sales promotions.

     Company Stores

     We sell telecommunications services, handsets and accessories through company-owned stores and kiosks located throughout our area. At September 30, 2006, we had 37 company-owned stores as compared to 11 at December 31, 2005 and 18 at December 31, 2004.

     Distributors and Marketing

     At September 30, 2006 and December 31, 2005, we sold prepaid cards at approximately 13,238 and 9,500 points-of-sale located throughout our area, respectively, distributing them through national and regional retail franchise chains, supermarkets, lottery ticket stands, newsstands, banking branches and drugstores. We have also implemented a customer rewards program based upon the number of minutes of airtime used and length of time as a customer.

     Customer Service

     One of our principal goals is to provide our customers with excellent customer care. During their first year of service we contact our clients five times through SMA and nine times through our call center to ask about their degree of customer satisfaction, if they have had any service-related problems or questions, and to ensure they are receiving the plans and services that are best suited to their level of usage and preferences. We provide our clients with 24-hour customer service to answer questions and resolve service problems through a call center infrastructure that can accommodate up to 8,200 calls per hour during peak hours. Through our customer service attendants, we are able to provide immediate accessibility to customers for requests relating to matters such as reactivation, addition of value-added services and number changes. During 2005 and the nine months ended September 30, 2006, our customer service department answered, on average, 558,440 and 530,287 calls per month and responded to an average of 2,104 and 729 letters and e-mails per month, respectively, as compared to an average of 561,000 calls per month and 1,890 letters and e-mails per month in 2004. The customer satisfaction rate among our subscribers was 78.2% in 2004, 80.2% in 2005 and 81.8% for the nine months ended September 30, 2006. In 2005 and the nine months ended

September 30, 2006, 85.0% and 87.2%, respectively, of all complaints threatening termination of subscription were satisfactorily resolved with the customer deciding to retain his or her subscription, as compared to 83.7% in 2004.

Network

     In early 2004, we decided to begin the process of transforming our network from a TDMA-based network to a GSM-based network. This process involves overlaying GSM technology onto our existing network over a period of approximately three to five years. Our introduction of GSM/EDGE service for our customers is enhancing their data transmission speed and establishing a base for the future offering of continuously evolving wireless products and services. During 2005 and the nine-month period ended September 30, 2006, we made capital expenditures of R$58 million and R$18 million, respectively, in our network, being primarily associated with the GSM network expansion.

     At both December 31, 2005 and September 30, 2006, our TDMA network covered approximately 68%, of the population in our area. By year-end 2005 and September 30, 2006, our TDMA network consisted of 10 cellular switches and 399 and 354 cell sites, respectively, as compared to covering approximately 69% of our area’s population and consisting of 11 cellular switches and 401 cell sites at December 31, 2004. Currently, our TDMA switches and cell sites have the capacity to provide services to approximately 1.3 million subscribers. Ericsson is the main supplier of our TDMA network equipment.

     On November 28, 2004, we expanded our mobile telecommunications network through a network overlay based on GSM technology and, by December 31, 2005, it already covered approximately 57% of the population in our area and consisted of 3 cellular switches, 5 base station controllers and 316 cell sites. Our GSM network is interconnected with other networks through our TDMA network. By December 31, 2005, our GSM switch and cell sites had the capacity to provide services to approximately 572 thousand subscribers. During the nine-month period ended September 30, 2006, we expanded our GSM network, so that it now consists of 4 cellular switches, 4 media gateways, 6 base station controllers and 327 cell sites. Ericsson is the main supplier of our GSM network equipment.

     In addition to network expansion, we have increased the capacity and improved the quality of our network by improving the existing base stations and by adding more channels. As a result of these measures to improve service quality, our rate of interrupted calls was only 1.1% in 2005 and 0.92% at September 30, 2006, respectively, well below the 2.0% target defined by Anatel. We are currently in compliance with regulatory obligations relating to quality of service. See “—Regulation of the Brazilian Telecommunications Industry.” for a description of these obligations.

Technology

     Trends in the choice of technologies implemented or being implemented by other wireless service providers in Brazil and worldwide indicate that the future of wireless service lies with technologies such as GSM and its updated version, UMTS, and CDMA ONE and its updated version, CDMA 2000. Currently, a large portion of our customers are still using our TDMA network, which was the dominant wireless technology in Brazil between 1998 and 2002. However, the availability of TDMA-compatible handsets has diminished significantly in recent years and we expect that customers replacing TDMA handsets will generally migrate to our GSM network. Currently, GSM is the established standard wireless technology in Brazil. By the end of 2005, approximately 44 million wireless subscribers in Brazil were using GSM technology, compared to approximately 17 million using TDMA and approximately 24 million using CDMA. At September 30, 2006, approximately 58 million wireless subscribers in Brazil were using GSM technology, compared to approximately 11 million using TDMA and approximately 25 million using CDMA. In early 2004, we decided to begin the process of transforming our network from a TDMA-based network to a GSM-based network. This process involves overlaying GSM technology onto our existing network over a three to five year period. Our introduction of GSM/EDGE service for our subscribers is enhancing their data transmission speed and establishing a base for the future offering of continuously evolving wireless products and services. By the end of 2005, the GSM/EDGE technology services covered all our served area. During 2006 we implemented the split architecture in our switch network, introducing core network elements from our equipment provider, Ericsson. This core switch technology will bring savings in operating expenses through lower power consumption and transmission facilities optimizations.

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

     Provisions for doubtful accounts were 1.9%, 4.5% and 3.3% of net service revenues in 2003, 2004 and 2005, respectively. The increase in 2004 can be explained by the deterioration in the credit profile of our contract customer base. The decrease in 2005 is related to the establishment by us of more strict rules concerning the client acquisition process. We have integrated certain aspects of our billing and collection system with that of our affiliate, Telemig Celular S.A. This integration is designed to reduce administrative costs by eliminating unnecessary duplication of services.

Fraud Detection and Prevention

     Cloning fraud consists of duplicating the cellular signal of a subscriber and it enables the perpetrator of the fraud to make telephone calls using the subscriber’s signal. We have implemented a fraud management system designed to monitor calling patterns, making it possible to detect the presence of cloning activities within one or two days after it begins. If part of a fraudulent local call is carried by the network of another service provider, we are obligated to pay that service provider the applicable interconnection fee, regardless of whether or not we write-off the receivable associated with the call.

     Subscription fraud occurs when a person, typically using a fictitious identification and address, obtains mobile telecommunications services with no intention of paying for them and then incurs substantial charges before the service provider is able to identify the fraud and terminate service. When we discover that a receivable has been generated by subscription fraud, we write-off the receivable. The allowance for doubtful accounts does not contemplate this loss profile until it is proven.

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

     We have also recently implemented measures to prevent and reduce subscription fraud. These measures include the performance of the customer’s credit check, by analyzing his/her identification documents and requiring the submission of documents to prove the receipt of salary and also proof of residence. We have also been training our sales force as to how to detect a potential fraud and measures to be taken in such event. In addition, we have included in new agreements with contract customers a provision allowing us to terminate the agreement at any time in the event of improper use of the cellular phone, which includes improper or fraudulent use of stolen or lost documents by a third party.

Operating Agreements

     Interconnection Agreements

     Incumbent fixed-line providers are obliged to provide interconnection services to wireless operators with the incumbent’s own installations. We have entered into interconnection agreements with Vivo, our B Band competitor, Oi, our D Band competitor, TIM, our E Band competitor, Telemar, Embratel, Brasil Telecom, Telefonica, GVT, CTBC and Intelig, the long-distance carriers operating in our area, and with Telemar, Embratel and Intelig, the local carriers operating in our area. The terms of these interconnection agreements include provisions for the number of connection points, the method by which signals must be received and transmitted, and the costs and fees of interconnection. Network usage fees are also assessed based on the terms of these agreements. We have also entered into an agreement with Brasil Telecom under which our subscribers pay a lower rate to use long-distance services offered by Brasil Telecom.

     Amazônia Celular has agreements with Telemig Celular, Claro, Oi, TIM, CTBC, Nextel, BrT Celular and Vivo's network regarding short message interworking. The international agreements were established with T-Mobile USA, Cingular Wireless USA, Verizon USA, Sprint-Nextel USA, CTI Móvil Argentina, Rogers Wireless Canada and

other operators. These interconnections allow the customers of Amazonia Celular and of all the mentioned operators above to exchange short text messages between their mobile stations in Brazil and other countries.

     A multi-media message, or MMS, network was established and successfully integrated in July 2005 between all the Brazilian operators mentioned above, with the exception of Nextel. These interconnections allow the customers of Amazônia Celular and of all such operators to exchange MMS between their mobile stations, also in the whole country.

     See “—Regulation of the Brazilian Telecommunications Industry¯Obligations of Telecommunications Companies—” and “— Interconnection.” For recent changes to the collection and setting of interconnection fees, see “—Sources of Revenues.”

     Roaming Agreements

     Roaming services must be made available to other wireless operators upon the request of that operator. We have entered into agreements for automatic roaming with all other A and B Band service providers outside our area, for the TDMA technology and with Telemig Celular, Claro, TIM, BrT GSM and CTBC Celular for the GSM technology, for postpaid and prepaid customers. Amazonia Celular also offers to its customers GPRS roaming with Telemig Celular, TIM and Claro. These roaming agreements permit our customers to access the networks of other cellular service providers while traveling or “roaming” outside our area. Conversely, we are required to provide roaming services to clients of those wireless operators from outside our area when they are within our area. The agreements require the parties to provide service to roaming subscribers on the same basis as they provide service to their own subscribers and to carry out a monthly reconciliation of roaming subscriber usage charges. The agreements regarding GSM network have a one-year term, which is automatically renewable for further one-year terms. The agreements regarding the TDMA network have an indefinite term. We have also entered into international roaming agreements with foreign carriers with TDMA network that permit our subscribers to use roaming services in Argentina, Uruguay and the United States, and that have also enable subscribers of those carriers to use roaming services in our area, which we expect will be terminated by the end of 2006. We have also implemented 50 bilateral agreements in 50 countries for roaming on the GSM network, which represents the attendance of 97% of the interest traffic of Amazônia Celular. We have GSM roaming agreements in countries like: USA, France, Spain, Germany, Argentina, Belgium, the Netherlands, Italy, Mexico, Paraguay, Portugal, the United Kingdom, Turkey and Uruguay, among others, and Amazônia Celular also offers to its customers international GPRS roaming in Germany and USA, that also enable subscribers of those carriers to use roaming services in our area.

Competition

     Currently, we face direct competition in our area from B, D and E Band frequency range operators. The license to provide mobile telecommunications services in our area on the B Band frequency range was granted to Norte Brasil Telecom, or NBT (which was subsequently acquired by Vivo, a joint venture of Portugal Telecom and Telefonica Móviles), which commenced operations in October 1999. A subsidiary of Telemar won the bid for the D Band frequency range in our area and began operations in June 2002, using the brand name “Oi”. Telecom Italia Mobile, or TIM, won the bid for the E Band frequency range for our area and commenced operations in October 2002. All wireless operators may have their frequencies renewed for an additional 15-year period. The licenses of Oi and TIM will both expire in 2017. Currently, there are no more licenses to be sold in our area. However, it is possible that Anatel may decide in the future to auction authorizations to acquire frequencies to operate so-called “third- generation,” or 3G, wireless telecommunications services in our area.

     At September 30, 2006, we had an estimated market share of 23.5% and Vivo, Oi and TIM had estimated market shares of 31.9%, 17.2% and 27.5%, respectively. At December 31, 2005, we had an estimated market share of 25.3% and Vivo, Oi and TIM had estimated market shares of 37.1%, 14.5% and 23.1%, respectively. At December 31, 2004, we had an estimated market share of 33.6%, and Vivo, Oi and TIM had estimated market shares of 32.7%, 13.6% and 20.1%, respectively.

     We also compete with fixed-line telephone service providers, the most important of which in Amapá, Amazonas, Maranhão, Pará e Roraima is Telemar. We do not believe that fixed-line service providers present a significant threat or new competition in the telecommunications service market. We also compete with other wireless telecommunications services, such as mobile radio, paging and beeper services, which are used in our area as a substitute for cellular telecommunications services because they are generally less expensive. The most significant provider of these services is Nextel. Satellite services, which provide nationwide coverage, are also available in Brazil. Although satellite services have the benefit of covering a much greater area than cellular telecommunications services, they are considerably more expensive than cellular telecommunications services and do not offer comparable coverage inside buildings. As a result, they do not represent an attractive alternative for most wireless customers.

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

     The year 2005 was marked by regulatory turbulence which may have direct and significant effects on cellular phone operators if recommendations from SMP providers in Anatel’s public consultation process are not taken into consideration and the new regulation of SMP remains unchanged.

     One of the most important public consultations was number 642, which deals with proposals for changes in the regulation of SMP. The consultation should have been completed in November 2005; however, it was extended by Anatel until January 2006, but final regulation has not been promulgated. Its original text includes changes such as:

  refund for unused and remaining prepaid credits after the termination of the contract with end users;
  revalidation of expired credits upon the insertion of new credits;
  return in double of amounts paid in excess to the SMP operators due to incorrect billing;
  end of grace period in postpaid plans;
  right of users to maintain their phone number whenever there is a change in technology or change in service plan from prepaid to postpaid or vice versa;
  upgrading SMP service centers to improve access by people with hearing disabilities;
  suspension of services for a period no longer than 180 days at no cost when requested by the client;
  preparation of detailed billing report at no cost when requested by prepaid clients;
  receipt of confirmation and/or failure message at no cost within 10 seconds after sending an SMS message;
  increase in the time for blocking partial or total access, in cases of defaulting customers, going from 15-30 days after the due date, to 30-60 days;
  no charge for calls received in roaming when the registration area where the user is located is under the same service area which includes its registration area;
  availability of retail stores in the cities within an operator’s coverage areas.

     Another Anatel public consultation (CP number 653/2005) completed in January 2006 established rules about charging administrative fees for the management of numbering plans. The regulation was issued in December 2006, through Resolution number 451/2006, and may be challenged by the Association of Mobile Operators in Brazil (Associação Nacional dos Prestadores de Serviço Móvel Celular), or ACEL.

     Anatel issued a new public consultation (734/2006) on Number Portability. According to Anatel’s proposal, number portability will be provided by fixed and mobile operators 18 months after regulation is issued, with all incurring costs being borne by the operators. Anatel is expected to issue the final regulation on number portability during the first quarter of 2007.

     During 2005, several negotiations took place between mobile and fixed line operators regarding co-billing and incidence of fraud within the networks.

     In addition, Anatel published the following new regulations on interconnection and network usage fees of SMP providers: (1) new General Regulation on Interconnection (Regulamento Geral de Interconexão—Resolution number 410/2005, or RGI); (2) the Regulation on Costs Separation and Allocation (Resolution number 396/2005); and (3) the Regulation on SMP Networks Usage Fees (Regulamento de Remuneração pelo Uso de Redes de Prestadoras do SMP – Resolution number 438/2006). We highlight, among others, the following changes in the regulation that may adversely affect our results:

  two SMP providers controlled by the same economic group can receive only one instead of two interconnection charges (VU-M) for calls originated and terminated in their networks;
  new negotiation rules for VU-M prices by which Anatel will have a role in determining reference prices rather than the current free-market negotiation of prices. The reference prices will apply to SMP providers that have significant market power, which may be the case of Amazônia Celular (until further decision by Anatel, all operators are considered to have significant market power). Reference prices will be cost based commencing in 2008. The costs will be calculated according to the regulation on Costs Separation and Allocation (Resolution No. 396/2005);
  VU-M prices must follow the discounts granted to fixed telephony customers for out-of-business-hours calls;
  when receiving calls from public telephones, VU-M will adopt the same tariff rules that apply to public telephones;
  creation of VU-M price unification among SMP providers of the same economic group having significant market power; and
  the interconnection payments between SMP operators for traffic in the same registration area may occur independently of the traffic balance between the operators (this regime is referred to as “full billing”).
  Before the adoption of the above-mentioned regulation, payments between SMP operators for traffic in the same area only occurred when the traffic balance between any two companies was either less than 45% or in excess of 55% (this regime is referred to as “bill and keep”).

     On December 11, 2006, Anatel issued Resolution number 454/2006, setting forth new rules regarding the usage of spectrum at 800, 900, 1800, 1900 and 2100MHz bands. The regulation provides for spectrum for one new GSM license in the 1800MHz band, and up to five Universal Mobile Telecommunications System, or UMTS, licenses in the 1900/2100MHz bands. Anatel also identified a narrow spectrum slice (5+5MHz) that could be used either for a CDMA license, using the American PSC frequency allocation, or for UMTS service. The regulatory process has not yet been concluded due to an ongoing public consultation on the General Authorization Plan that establishes the number of licenses that should be allowed for SMP service. Telemig Celular obtained an injunction to halt this public consultation until a new General Authorizations Plan (PGA), currently under public consultation, is approved. In spite of these facts, there is a strong possibility that auctions for new spectrum will be held during 2007.

     See “Item 3D. Risk Factors—Risks Relating to our Business and the Brazilian Telecommunications Industry—Anatel’s new regulation regarding interconnection and network usage fees could have an adverse effect on our results.”

     Co-billing and Fraud

     At the end of 2004, market participants began discussing procedures for co-billing by SMP providers. The National Billing Group, created in 2002 with the participation of only fixed-line operators, began to include SMP operators as well.

     During the course of 2005, the National Billing group assumed the responsibility of elaborating and divulging practices and controls to be implemented in co-billing, to ensure that operational failures on the part of both fixed-line and SMP operators, which had been causing losses to fixed-line operators, be avoided. Anatel participated in the discussions, which extended into 2006, given the complexity of co-billing. The working group defined the best practices to be followed for the contracting and installing of co-billing services. Amazônia Celular implemented all of the security controls for the group relating to co-billing services.

     As a result of fraud in VC2 (long-distance within an area code) and VC3 (long-distance outside an area code) calls, discussions arose regarding co-billing. Market participants began debating the responsibility of remuneration of networks when fraudulent calls are placed. Market participants started discussing who would undertake the responsibility for paying the use of networks in case of calls involved in frauds. Under the previous model (SMC –Cellular Mobile Service), wireless telecommunication service providers received the revenues and, consequently, were responsible for VC2 and VC3 calls. At that time, in case of frauds in VC2 and VC3 calls, wireless telecommunication service providers used to undertake losses and pass due amounts through STFC (Commuted Fixed Services) providers, which were the carriers of these long-distance calls. Under the current model (SMP – Personal

Mobile Service), STFC providers receive the revenues and, consequently, are responsible for VC2 and VC3 calls. In case of frauds in these calls, STFC providers understand that these calls are not chargeable to users, and consequently, SMP providers are not supposed to be paid for the usage of their networks; causing a complex deadlock.

     Also during 2005, several negotiations took place between mobile and fixed line operators regarding co-billing and fraud occurrences within the networks, the negotiations had structures for working groups to discuss the various themes addressed. The National Anti-Fraud Group was created with the participation of mobile and fixed line operators and also representatives of Anatel. The purpose of this group is to integrate fixed line operators into the National Center for Anti-Fraud in order to provide the necessary information database to combat fraud and the misuse of long-distance calls. As a consequence of the creation of this group, a pilot test occurred involving Telemar, the results of which indicated a high-level of performance in the process of centralization. This, in turn, favored the establishment of a national anti-fraud network with the participation of both mobile and fixed line operators. This process, however, will not be concluded in 2006 since large investments must be made by the fixed line operators in order to integrate the system already in use by SMP operators. There are also some disputes between SMP and fixed line operators regarding their respective responsibilities in the process of co-billing.

     Licenses

     On February 19, 2004, we signed a contract with Anatel to migrate from the SMC-Serviço Móvel Celular regime to the SMP-Serviço Móvel Pessoal regime, which involves the former SMC concessionaire becoming a party to an authorization term. An authorization is a license granted by the public administration under Brazil’s private regime, to offer telecommunications services, subject to complying with prescribed network scope and service performance standards. Under the SMP regime, authorizations are granted for an indeterminate period of time, but we will still be required to periodically apply to Anatel for extensions of our right to use our radio frequencies. Our current radio frequency permit that expires in 2009 has already been extended for an additional 15-year term. We obtained from Anatel the additional spectrum on the 1,800 MHz and 900 MHz frequency ranges required to complete our migration to GSM technology.

     In June 2005, Anatel granted us a license to provide Multimedia Communication Services (Serviço de Comunicação Multimídia), allowing us to provide this high speed data service throughout Brazil and increase our product portfolio.

     Radio Frequency

     Between March and August 2009, our radio frequency licenses will have been in place for their full terms of 15 years. Regulations require us to request an extension 30 months prior to the expiration of the license. Therefore, in September 2006, we applied to extend our licenses for the use of radio frequencies for an additional 15 year term. According to the regulations, the extension is automatically granted and related fee payments will begin in 2011.

     Obligations of Telecommunications Companies

     As a telecommunications service provider, we are subject to requirements concerning quality of service and network expansion, as established in applicable regulations and in our authorization terms. If we fail to meet these obligations we may be fined, subject to a maximum penalty amount, until we are in full compliance with our obligations. While it is possible for an authorization to be revoked for non-compliance with the obligations imposed by its terms, there are no precedents for such a revocation.

     Our authorizations impose obligations on us to meet quality of service standards relating to our network’s ability to make and receive calls, call failure rates, capacity to handle peak periods, failed interconnection of calls and customer complaints. These quality of service standards are defined by Anatel and information in respect of these standards must be reported by us to Anatel.

     Quality Standards

     Since 2004, when we migrated to SMP, we have been providing Anatel with our operational indicators. In addition, we are certified by the Bureau Veritas Quality International (BVQI), which vouches for the reliability of all indicators.

     We were able to improve our systems and operating procedures during 2005, and we currently meet all required quality standards.

     In addition, during 2005 we were best ranked by Anatel on customers’ satisfaction (least complains per subscriber) among SMP operators with more than 1.0 million customers. Nevertheless, this better than average performance does not mean that fines cannot be imposed, related to the period of time while we were adapting our systems and procedures in order to meet the stringent SMP quality standards. Accordingly, in January 2007, Amazônia Celular received a notification from Anatel related to this matter. Amazônia Celular submitted a waiver application in response, which is currently under Anatel’s analysis. See “Item 8A. Consolidated Financial Statements and Other Financial Information—Legal Proceedings–Administrative Proceedings before Anatel–Quality Standards” for futher information.

     Interconnection

     Under the General Telecommunications Law, all mobile telecommunications service providers must provide interconnection upon the request of any other mobile or fixed-line telecommunications service provider. Under the SMP regime, the terms and conditions of the interconnection (VU-M) are freely negotiated between wireless and fixed-line operators, subject to compliance with regulations established by Anatel relating to traffic capacity and interconnection infrastructure that must be made available to requesting parties. Service providers must offer the same rate to other requesting parties on a nondiscriminatory basis. As not all operators reached an agreement on the terms of interconnection, including with respect to the interconnection rates, Anatel has been requested to act as the final arbiter. In addition, we are judicially discussing the amount of the adjustment of the interconnection fee (VU-M) for local and long-distance calls. See “Item 8A—Consolidated Financial Statements and Other Financial Information—Legal Proceedings—Readjustment of VU-M” for more information. For recent changes to the collection and setting of interconnection fees, see “—Sources of Revenues—Interconnection Fees.”

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

C. Organizational Structure

     The Registrant is a company that was incorporated on February 28, 1998 under the laws of the Federative Republic of Brazil. The Registrant currently owns 74.96% of the share capital and 89.79% of the voting stock of Amazônia Celular, a cellular service operator in the states of Maranhão, Pará, Amazonas, Amapá and Roraima.

     The Registrant is part of a group of companies currently controlled by Telpart Participações S.A., a consortium comprised of: (i) Newtel Participações S.A., which owns 51.07% of Telpart, and is controlled indirectly by investment and mutual funds, and several Brazilian pension funds; (ii) TPSA do Brasil Ltda. (“TPSA do Brasil”), which owns 48.90% of Telpart, and is controlled indirectly by investment and mutual funds; and (iii) others, who own 0.03% of Telpart. See “Item 7. Major Shareholders and Related Party Transactions” for a fuller description of this consortium. Telpart Participações S.A. also controls Telemig Celular Participações S.A., which is the parent holding company of Telemig Celular S.A., a Brazilian cellular telecommunications services provider in the state of Minas Gerais.

D. Property, Plant and Equipment

     Our principal physical properties consist of transmission equipment, switching equipment and base stations. The Registrant’s operating subsidiary’s headquarters are located in the city of Belém in the state of Pará. We lease approximately 59,000 square meters of space in our area.

     At December 31, 2005, we had 10 TDMA cellular switches, 399 TDMA cell sites, 3 GSM cellular switches, 5 GSM base stations controllers and 316 GSM cell sites. Our switches and cell sites had a total capacity of approximately 1.3 million TDMA subscribers and 572,000 GSM subscribers as of December 31, 2005.

     At September 30, 2006, we had 10 TDMA cellular switches, 354 TDMA cell sites, 4 GSM cellular switches, 4 media gateways, 6 GSM base stations controllers and 327 GSM cell sites. Our switches and cell sites had a total capacity of approximately 1.3 million TDMA subscribers and 740,200 GSM subscribers as of September 30, 2006. Ericsson is the main supplier of our network equipment.

ITEM 4A. UNRESOLVED STAFF COMMENTS

     None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

     The following discussion should be read in conjunction with our consolidated financial statements and accompanying notes and other information appearing elsewhere in this annual report, and in conjunction with the financial statements included under “Item 3A. Key Information¯Selected Financial Data—US GAAP Selected Financial Information.” Except as otherwise indicated, all financial information in this annual report has been prepared in accordance with U.S. GAAP and is presented in reais. For certain purposes, such as providing reports to our Brazilian shareholders, filing financial statements with the CVM, the Brazilian securities commission, and determining dividend payments and other distributions and tax liabilities in Brazil, we have prepared and will continue to be required to prepare financial statements (not presented herewith) in accordance with applicable Brazilian accounting practices and Brazilian Corporation Law.

Overview

     Our results of operations are significantly affected by the following key factors, among others.

     Brazilian Political and Economic Environment

     As a company with all of its operations currently in Brazil, we are affected by general economic conditions in the country. In particular, we have been affected by overall growth or declines in Brazil's per capita income, the volatility of the real, inflation and measures taken by the Brazilian government to combat inflation, principally through the setting of interest rates. Our business is directly affected by the macroeconomic trends of the global economy in general and the Brazilian economy in particular. If the Brazilian economy enters a period of rising interest rates and continued recession, demand for telecommunications services is likely to be negatively affected. Declines in the value of the real would reduce the purchasing power of Brazilian consumers, negatively affecting demand for mobile telecommunications services. Real devaluations would also affect our margins by increasing the carrying costs of our U.S. dollar and other foreign currency denominated debt and increasing those of our costs and expenses that are linked to the U.S. dollar and other foreign currencies.

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

     Since our privatization, the economic environment has been volatile with respect to inflation as well as exchange rate variations, and characterized by low growth rates. The growth of the Brazilian economy slowed in 2001 (when real Gross Domestic Product, or GDP, grew by only 1.3%, as compared to 4.4% in 2000). The real depreciated by 15.7% against the U.S. dollar during 2001 and inflation was 10.4% as measured by the IGP-M index, which is the general market price index in Brazil.

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

     In 2003, the government administration largely continued the macroeconomic policies of the previous administration, focusing on fiscal responsibility. Investor confidence rebounded as a result and the real appreciated by 22.3% against the U.S. dollar to R$2.8892 per US$1.00 at December 31, 2003. The benchmark BOVESPA index rose 91.7% in 2003. Inflation for the year, as measured by the IGP-M index, decreased to 8.7% and 9.3% as measured by the IPC-A. However, Brazil's real GDP decreased by 0.2% during 2003, largely because the very high interest rates that prevailed at the beginning of 2003 to combat inflationary pressures acted to also constrain economic growth. The Central Bank reduced interest rates seven times during 2003, ending at a rate of 16.5% as of December 31, 2003.

     During 2004, Brazil's GDP increased 4.9% to US$604.8 billion and the country achieved a trade surplus of US$33.7 billion. Inflation in 2004, as measured by the IGP-M, was 12.4% and 7.6% as measured by the IPCA. Interest rates continued to be high, with the CDI rate averaging 17.8% in 2004. The real appreciated by 8.8% against the U.S. dollar in 2004.

     In 2005, Brazil experienced a serious political crisis involving corruption accusations, generating uncertainties and leading to a decrease on the growth pace of the Brazilian economy, with Brazilian GDP growing only 2.3% to US$871.9 billion, less than the average growth of 6.4% for the emerging market economies. The country achieved a trade surplus of US$44.5 billion, a milestone for the country’s international trade. Inflation for the year, as measured by the IGP-M, was 1.2% and 5.7% as measured by the IPCA. Interest rates remain at high levels, with the CDI rate averaging 18.0% in 2005. Despite the political crisis, the real appreciated by 13.4% against the U.S. dollar, reflecting continued investor confidence. On March 1, 2007, the U.S. dollar/real exchange rate was R$2.1260 per US$1.00.

     In October 2006, Luiz Inácio Lula da Silva was reelected. It is possible that his administration may implement different macroeconomic policies, including changes in policies involving exchange controls or increased spending, regulation and taxation that could adversely affect our business and financial condition. Brazil's GDP increased 2.9% to US$905 billion and the country achieved a trade surplus of US$46 billion. Inflation in 2006, as measured by the IGP-M, was 3.8% and 3.1% as measured by the IPCA. Interest rates continued to be high, with the CDI rate averaging 15.05% in 2006. The real appreciated by 9.5% against the U.S. dollar in 2006.

     The following table shows data for GDP, inflation, interest rates, and the U.S. dollar exchange rate for and as at the periods indicated.

		December 31,

	2002	2003	2004	2005	2006

GDP growth	1.9%	0.5%	4.9%	2.3%	2.9%
Inflation (IGP-M)(1)	25.3%	8.7%	12.4%	1.2%	3.8%
Inflation (IPCA)(2)	12.5%	9.3%	7.6%	5.7%	3.1%
CDI(3)	22.9%	16.8%	17.5%	18.2%	13.1%
TJLP(4)	10.0%	11.0%	9.8%	9.8%	7.9%
Appreciation (devaluation) of the
real vs. the U.S. dollar	(34.3%)	22.3%	8.8%	13.4%	9.5%
Exchange rate at year end —
US$1.00	R$3.533	R$2.889	R$2.654	R$2.341	R$2.138
Average exchange rate — US$1.00(5)
	R$2.998	R$3.060	R$2.902	R$2.433	R$2.167
______________________
Sources: Fundação Getúlio Vargas, IpeaData, BACEN and Bloomberg.
(1) Inflation (IGP-M) is the general market price index published by Fundação Getúlio Vargas.
(2) Inflation (IPCA) is the broad consumer price index as published by Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE.
(3) The CDI rate is the average of the fixed rates of interbank deposits for one business day as registered with and settled by the CETIP system.
(4) The TJLP is the long-term interest rate published every quarter by the Central Bank. The figures correspond to the average of the period indicated.
(5) Represents the average of the exchange rates on the last day of each month during the period.

     Effects of Inflation on Our Results of Operations

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

     The table below shows the Brazilian general price inflation (according to the IGP-M and the IPCA indices) for the years ended December 31, 2002 through 2006:

	Inflation Rate (%) as	Inflation Rate (%) as
	Measured by IGP-M (1)	Measured by IPCA (2)
December 31, 2006	3.8	3.1
December 31, 2005	1.2	5.7
December 31, 2004	12.4	7.6
December 31, 2003	8.7	9.3
December 31, 2002	25.3	12.5
______________
(1)	Source: IGP-M, as published by the IBGE.
(2)	Source: IPCA, which is a consumer price index, as published by Fundação Getúlio Vargas.

Taxes on Telecommunications Services

     The cost of telecommunications services to customers includes a variety of taxes. The average rate of all such taxes, as a percentage of our gross operating revenues, was approximately 21.6% in 2003, 23.0% in 2004 and 21.3% in 2005. The principal taxes are a state value-added tax, the Imposto sobre Circulação de Mercadorias e Serviços, commonly known as the ICMS. The ICMS is a tax that the Brazilian states impose at varying rates on revenues from the sale of goods and services, including telecommunications services. The ICMS rate for domestic telecommunications services in the states of Amazonas, Maranhão, Amapá and Roraima is 25%, except for the state of Pará, which is 30%.

     In June 1998, the governments of the individual Brazilian states approved an agreement to interpret existing Brazilian tax law to apply the ICMS, effective July 1, 1998, to some services to which the ICMS had not previously been applied, including cellular activation and monthly subscription. The agreement also provides that the ICMS may be applied retroactively to activation services rendered during the five years preceding June 30, 1998. See “Item 8A. Financial Information—Consolidated Financial Statements and Other Financial Information—Legal Proceedings—Tax Legal Proceedings” for a fuller description of these developments.

     Other taxes on gross operating revenues include two federal social contribution taxes, the Programa de Integração Social, referred to as PIS, and the Contribuição para Financiamento da Seguridade Social, known as COFINS, which are generally imposed on gross revenues derived from telecommunications services (less discounts and returns) at a combined rate of 3.65% .

     In addition, the following contributions are imposed on certain telecommunications services revenues after deduction of the value added taxes mentioned above (ICMS, PIS and COFINS) and discounts:

  Contribution for the Fund for Universal Access to Telecommunications Services, or FUST. FUST was established by Law 9,998 of August 17, 2000, to provide resources to cover costs exclusively attributed to fulfilling obligations of universal access to telecommunications services that cannot be recovered with efficient service exploration or that is not the responsibility of the service provider. Contribution to FUST by all telecommunication services’ companies started on January 2, 2001 at the rate of 1% of net operating telecommunication services revenue (excluding interconnection revenues), and it may not be passed on to customers.

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

     We must also pay the Contribution for the Telecommunication Inspection Fund, or FISTEL. The Telecommunication Inspection Fund is a fund supported by a tax applicable to telecommunications operators the FISTEL, which was established in 1966 to provide financial resources to the Brazilian government for the regulation and inspection of the telecommunications sector. The FISTEL consists of two types of fees: (i) an installation inspection fee assessed on telecommunications stations (such as a base, a repeater or a mobile station) upon the issuance of their authorization certificates; and (ii) an annual operations inspection fee that is based on the number of authorized stations in operation at the end of the previous calendar year. The amount of the installation inspection fee is a fixed value (based on the Brazilian minimum wage), depending upon the kind of equipment installed in the authorized telecommunications station. The operations inspection fee equals 50% of the total amount of the installation inspection fee that would have been paid with respect to existing equipment.

     For further information on our tax legal proceedings, see “Item 8A. Financial Information—Consolidated Financial Statements and Other Financial Information—Legal Proceedings—Tax Legal Proceedings.”

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
  interconnection fees, which are the amounts charged by us to other cellular (except for the calls under the “bill and keep” rule until July 13, 2006 or the “full billing” rule beginning July 14, 2006), fixed-line and long-distance telephone service providers for use of our network by customers of these service providers;
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

     In February 2004, we signed a contract with Anatel to migrate from the Cellular Mobile Service Contract (Serviço Móvel Celular), or SMC regime, to the Personal Mobile Service Contract (Serviço Móvel Pessoal), or SMP regime. The migration has resulted in a number of changes to our operations and our revenue base. One of the consequences of the migration is that our customers are now entitled to select their own long-distance carrier for outbound long-distance traffic, and they pay directly, or through co-billing agreements, the long-distance service provider of their choice. We receive interconnection fees from that long-distance service provider. See “Item 3D. Risk Factors—Risks Relating to our Business and the Brazilian Telecommunications Industry¯Our results of operations may be negatively affected by the application of the SMP rules” for more information.

     The SMP regime also provides for the free negotiation of interconnection fees (VU-M) among certain telecommunications service providers. Under the SMC regime, interconnection fees, which comprise a significant portion of our revenues, were determined based on historical inflation and a variable productivity factor established by Anatel. In the free negotiation environment of the SMP regime, the interconnection fees we receive from other wireless, fixed-line and long-distance telecommunications service providers operating in our area will be determined through direct negotiations with them. See “Item 4B. Information on the Company—Business Overview—Sources of Revenues—Interconnection Fees” and “Item 8A. Financial Information¯Consolidated Financial Statements and Other Financial Information—Legal Proceedings—Readjustment of VU-M” for further information on these negotiations.

     Until July 13, 2006, interconnection fees for local wireless traffic were due only if the traffic balance between any two companies operating in the same area was either less than 45% or in excess of 55% (“bill & keep regime”). Beginning July 14, 2006, new regulation on SMP network usage fees issued by Anatel established that interconnection payments between SMP operators for traffic in the same registration area should occur for the full amount of traffic between operators (“full billing” regime).

     The consequences of the adoption of the “full billing” regime for us have been primarily (i) an increase of interconnection costs and revenues and (ii) a decrease of EBITDA and EBITDA margin.

     The following taxes are deducted from revenues in arriving at net operating revenues: ICMS, PIS and COFINS.

     Operating Expenses and Costs

     Operating expenses consist of cost of services, selling, general and administrative expenses, allowance for doubtful accounts expense and depreciation and amortization. Cost of services consists primarily of fixed costs such as leased line charges, site rental and network maintenance, including overhead, as well as variable costs such as certain interconnection charges and Telecommunication Inspection Fund fees. Cost of goods consists primarily of handsets. Selling, general and administrative expenses consist primarily of salaries, wages and related benefits for administrative personnel, advertising and promotional expenses, distributors’ commissions and other overhead expenses. For the purposes of allowance for doubtful accounts expense, we maintain an allowance for doubtful accounts, including accounts receivable to be billed, to become due and also past-due accounts in an amount equal to our estimate of probable future losses on these accounts, based on historical losses and the current level of overdue accounts receivable. We also immediately write-off any accounts receivable arising from fraud.

     As a result of the application of the “bill and keep” rules relating to interconnection revenues and expenses that applied to us until July 13, 2006, the amount of interconnection fees we paid to wireless carriers operating in our area along with revenues, varied based on the traffic volume between the operators. However, beginning on July 14, 2006, the interconnection payments between SMP operators for traffic in the same registration area occur independently of the traffic balance between the operators (this regime is referred to as “full billing”).

     The interconnection fees (VU-M) that we pay to other wireless providers and to fixed line operators are currently being freely negotiated. See “Item 4B. Information on the Company—Business Overview—Sources of Revenues—Interconnection Fees” and “Item 8A. Financial Information¯Consolidated Financial Statements and Other Financial Information—Legal Proceedings—Readjustment of VU-M” for further information on these negotiations.

     The following taxes are included in operating costs and expenses: FISTEL, FUST and FUNTTEL. PIS and COFINS on financial income, CPMF and IOF are classified as financial expenses.

The Effects of the Increase of our Prepaid Customer Base on Our Results of Operations

     Since the inception of our prepaid plans in June 1999, the number of prepaid customers has grown to represent approximately 71.3%, 74.8%, 79.0% and 81.1% of our total customer base at December 31, 2003, 2004, 2005, and September 30, 2006, respectively. Prepaid customers, on average, have substantially lower minutes of use than contract customers and do not pay monthly fees and, as a result, generate substantially lower average monthly revenues per customer. Prepaid customers use their cellular phones predominantly for incoming calls, so prepaid customer revenues consist primarily of interconnection fees that we receive from other telecommunications companies when one of their customers uses our network to call one of our prepaid customers. We expect that the growth of our customer base will continue to be predominately in the prepaid customer segment.

Consolidation of Operations with Our Affiliate

     In order to create operating efficiencies and reduce costs, we are a party to a shared services arrangement with our affiliate, Telemig Celular Participações S.A., and its operating subsidiary, Telemig Celular S.A., which are under the common control of our shareholder group. Pursuant to this arrangement, various segments of the financial, marketing, call center and human resources departments, as well as portions of the engineering departments, of each company are now managed by a single team. During the years ended December 31, 2005, 2004, 2003, Telemig Celular Participações S.A. and its subsidiary charged the Company R$14,864, R$15,079 and R$12,904, respectively.

Regulatory and Competitive Factors

     Our business, including the services we provide and the rates we charge, is subject to comprehensive regulation under the General Telecommunications Law. As a result, our business, results of operations, revenue and financial condition could be negatively affected by the actions of the Brazilian authorities, including, in particular, the following:

  the introduction of new or stricter operational and/or service requirements;
  the granting of operating licenses in our area; and
  delays in the granting of, or the failure to grant, approvals for rate increases.

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
  the level of airtime usage;
  equipment prices;
  the rate of churn; and
  our ability to control costs.

     Currently, we face direct competition in our area from B, D and E Band frequency range operators. Norte Brasil Telecom, or NBT (which was subsequently acquired by Vivo), commenced operations using the B Band frequency range in October 1999; a subsidiary of Telemar won the bid for the D Band frequency range in our area and began operations in June, 2002 using the brand name “Oi”; and Telecom Italia Mobile, or TIM, the E Band operator commenced operations in October, 2002.

     At December 31, 2005, we had an estimated market share of 25.7%, as compared to an estimated market share of 34.2% and 43.3% as of December 31, 2004 and 2003, respectively. The extent that increased and ongoing competition will have on our market share, business, financial condition, revenues and results of operations will depend on a variety of factors that we cannot yet precisely assess, and many of which may be beyond our control.

Discussion of Critical Accounting Policies

     General

     The preparation of the consolidated financial statements included in this annual report necessarily involves certain assumptions, which are derived from historical experience and various other factors that we deemed reasonable and relevant. The portrayal of our financial condition and results of operations often requires our management to make judgments regarding the effects on our financial condition and results of operations of matters that are inherently uncertain. Actual results may differ from those estimated under different variables, assumptions or conditions. Note 3 of our consolidated financial statements included in “Item 18. Financial Statements” includes a summary of the significant accounting policies and methods used in the preparation of our consolidated financial statements.

      Deferred Taxes

     The Company’s deferred tax asset is comprised primarily of net operating loss carry-forwards from income tax and social contributions losses available for offset, tax deductible goodwill arising from the legal reorganization and the tax effect of timing differences. In view of the cumulative losses in recent years and taking into account the weight of evidence for the foreseeable future, pursuant to the guidance provided by SFAS No. 109, although the components of the deferred tax asset do not prescribe and despite expectations of more favorable pretax results once the TDMA equipment is fully depreciated and replaced by service provided through the GSM network systems, management has determined that a valuation allowance be recorded at December 31, 2004 to provide for the full amount of the asset net of deferred tax liability timing differences. Accordingly R$95.2 million was charged to income tax expense in the year ended December 31, 2004. In 2005, an additional allowance in the amount of R$12.0 million was recorded.

     Long-lived Assets

     We consider the effects of obsolescence, competition, changes in technology and other economic factors when assigning useful lives to our operating assets. For example, the results for the years ended 2001 and 2002 were affected by the acceleration of the depreciation of our billing system, which was replaced in August 2003.

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

     Contingencies

     We do not believe that we are a party to any legal proceedings for which we have not made provisions for probable losses and that will have a material adverse effect on our financial position. As discussed in Note 10 to our financial statements included in “Item 18. Financial Statements,” in December 1998, we were granted an injunction related to the application of ICMS to monthly subscriptions, cellular activation and additional services. We do not believe such services should be subject to ICMS, as they do not constitute telecommunications services. However, each Brazilian state has approved an agreement, effective beginning July 1, 1998, to apply ICMS to certain services in respect of which ICMS was not previously applied. Some courts in Brazil have upheld the validity of the agreement. We have been discussing the application of the ICMS in court. We have deposited amounts equal to uncollected ICMS amounts with the applicable courts and provisions have been made in our consolidated financial statements in respect of these amounts. See “Item 8A. Financial Information¯Consolidated Financial Statements and Other Financial Information—Legal Proceedings—Tax Legal Proceedings—Litigation Related to the Application of ICMS” for further information.

     We recognize the costs of legal defense in the periods incurred. Accordingly, the costs of defending claims are not included in the provisions and are not believed to have a material effect on our financial position.

Recently Issued Accounting Pronouncements

     The Financial Accounting Standard Board, or FASB, recently issued a number of standards and interpretations. The following standards and interpretations will be in effect in the near future. Management is evaluating the possible impact of these standards and interpretations, but does not expect they will significantly affect the Company’s consolidated financial statements.

     In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment.” SFAS No. 123R eliminates the alternative to use APB 25's intrinsic value method of accounting that was provided in SFAS No. 123 as originally issued. SFAS No. 123R requires entities to recognize the cost of employee services in exchange for awards of equity instruments based on the grant-date fair value of those awards (with limited exceptions). That cost will be recognized over the period during which the employee is required to provide the service in exchange for the award. No compensation cost is recognized for equity instruments for which employees do not render the requisite service. SFAS No. 123R requires entities to initially measure the cost of employee services received in exchange for an award of liability instruments based on its current fair value; the fair value of the award will be remeasured at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation cost over that period. The grant date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments. SFAS No. 123R is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. We started applying SFAS No. 123R on January 1, 2006.

     In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-monetary Assets - an amendment of APB No. 29,” to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. SFAS No. 153 is effective for non-monetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. We started applying SFAS No. 153 on January 1, 2006.

     In June 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections, a replacement of APB 20 and FASB Statement 3.” SFAS No. 154 requires retrospective application to financial statements of prior periods for changes in accounting principles as if such principles had always been used. The cumulative effect of the change is reflected in the carrying value of assets and liabilities as of the first period presented and the offsetting adjustments are recorded to opening retained earnings. This statement is effective January 1, 2006. We have been applying this statement as of January 1, 2006 as such changes in accounting principles occur.

     In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments.” SFAS No. 155 amends FASB Statements No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” SFAS No. 155 resolves issues addressed in Statement No. 133 Implementation Issue No. D1, “Application of Statement No. 133 to Beneficial Interests in Securitized Financial Assets.” The main elements of SFAS No. 155 are described below:

  it permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation;

  it clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133;

  it establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation;

  it clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and

  it amends SFAS No. 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

     SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. We will adopt this Statement as of January 1, 2007.

     In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets.” SFAS No. 156 amends SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” which establishes, among other things, the accounting for all separately recognized servicing assets and servicing liabilities. SFAS No. 156 amends Statement No. 140 to require that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. SFAS No. 156 permits, but does not require, the subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value. An entity that uses derivative instruments to mitigate the risks inherent in servicing assets and servicing liabilities is required to account for those derivative instruments at fair value. Under this Statement, an entity can elect subsequent fair value measurement to account for its separately recognized servicing assets and servicing liabilities. An entity must adopt this Statement as of the beginning of its first fiscal year that begins after September 15, 2006. Earlier adoption is permitted in certain cases. The impact of adopting these new rules is dependent on events that could occur in future periods, and as such, an estimate of the impact cannot be determined until the event occurs in future periods.

     In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. According to the FASB, a single definition of fair value, together with a framework for measuring fair value, should result in increased consistency and comparability in fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. We will adopt this Statement beginning on January 1, 2008.

     In September 2006, the FASB issued SFAS No. 158, “Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment of FASB Statements No. 87, 88, 106, and 132(R).” SFAS No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This Statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. This Statement requires an employer that is a business entity and sponsors one or more single-employer defined benefit plans to:

  recognize the funded status of a benefit plan - measured as the difference between plan assets at fair value (with limited exceptions) and the benefit obligation - in its statement of financial position. For a pension plan, the benefit obligation is the projected benefit obligation; for any other postretirement benefit plan, such as a retiree health care plan, the benefit obligation is the accumulated postretirement benefit obligation.

  recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period and are not recognized as components of net periodic benefit cost pursuant.

  measure defined benefit plan assets and obligations as of the date of the employer's fiscal year-end statement of financial position (with limited exceptions).

  disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation.
This Statement amends the following Statements:
  SFAS No. 87 “Employers' Accounting for Pensions”;

  SFAS No. 88 “Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”;

  SFAS No. 106 “Employers' Accounting for Postretirement Benefits Other Than Pensions” ; and

  SFAS No. 132 (revised 2003) “Employers' Disclosures about Pensions and Other Postretirement Benefits.”

     An employer with publicly traded equity securities is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006.

     In June 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes - an interpretation of FAS 109.” This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” This Interpretation prescribes a (more-likely-than-not) recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Interpretation does not change the classification requirements for deferred taxes. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. Also, following this Interpretation, the use of a valuation allowance as described in Statement No. 109 is not an appropriate substitute for the derecognition of a tax position. However, the requirement to assess the need for a valuation allowance for deferred tax assets based on the sufficiency of future taxable income is unchanged by this Interpretation. This Interpretation is effective for fiscal years beginning after December 15, 2006. We will adopt this Interpretation beginning as of January 1, 2007.

Results of Operations

     The following table shows the components of our net income for the years ended December 31, 2005, 2004 and 2003.

	Year Ended December 31,

	2005	2004	2003

	(in thousands of reais)
Net operating revenues
Services provided to third parties	403,550	453,867	466,103
Sale of handsets and accessories	42,017	58,489	67,425
	445,567	512,356	533,528

Cost of services(1)	(118,390)	(161,878)	(156,253)
Cost of handsets and accessories	(56,085)	(86,421)	(82,825)
Selling, general and administrative expenses(1) (including cost
sharing agreement)	(140,387)	(130,975)	(127,770)
Allowance for doubtful accounts	(13,313)	(20,517)	(8,984)
Other net operating income (expense)	(842)	(841)	1,186
Depreciation and amortization	(109,911)	(95,835)	(96,847)
Operating profit	6,639	15,889	62,035

Financial income	17,826	22,113	13,229
Financial expense	(83,413)	(60,182)	(56,053)
Foreign exchange gain , net	36,908	17,847	55,207
Income (loss) before taxes and minority interest	(22,040)	(4,333)	74,418
Taxes on income	(4,165)	(94,749)	(25,652)
Minority interest	6,156	12,583	(13,034)

Net income (loss) and comprehensive income (loss)	(20,049)	(86,499)	35,732
__________________ (1) Exclusive of depreciation classified separately.

Results of Operations for the Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

     Net Operating Revenues

     Our service revenues are comprised mainly of monthly fees, service charges from outgoing traffic and interconnection revenues from incoming traffic.

     Net revenues decreased 13.0% to R$445.6 million in 2005 from R$512.4 million in 2004. Net service revenues decreased 11.1% to R$403.6 million in 2005, from R$453.9 million in 2004. This decrease is mainly related to a 24.5% reduction in interconnection and roaming out revenues amounting to R$42.7 million, primarily as a result of the application of the “bill and keep” rules under the SMP regime during the entire year of 2005. During 2004, “the bill and keep” rules were applicable during five months beginning in August, 2004. Additionally, there was a 9.3% decrease in outgoing traffic revenue as a result of a 15.4% decrease in the volume of outgoing traffic mainly due to an 18.6% decrease in our postpaid customer base, from 316,040 to 257,155 customers and a 16.1% decrease in outgoing minutes of use per user. The decrease was partially offset by a 17.1% increase in value added services revenues.

     Revenues from the sale of handsets decreased 28.2% to R$42.0 million in 2005 from R$58.5 million in 2004 due to a 13.6% decrease in the number of handsets sold and lower subsidies.

     Cost of Services

     Cost of services decreased 26.9% to R$118.4 million in 2005 from R$161.9 million in 2004. This decrease is mainly attributable to a 71.2% decrease in interconnection costs due to the impact of the “bill and keep” rules under the SMP regime mentioned above. This decrease was partially offset by a 59.2% increase in leased line costs in 2005 due to the expansion of our GSM network in the end of 2004.

     Cost of Handsets and Accessories

     Our cost of handsets decreased 35.1% to R$56.1 million in 2005 from R$86.4 million in 2004, due to the lower number of handsets and lower subsidies mentioned above.

     Selling, General and Administrative Expenses

     Selling, general and administrative expenses increased 7.1% to R$140.3 million in 2005 from R$131.0 million in 2004. As a percentage of net services revenue, selling, general and administrative expenses increased from 28.9% in 2004 to 34.8% in 2005.

     Selling expenses decreased 10.6% to R$100.2 million in 2005 from R$112.1 million in 2004. This decrease is due to less aggressive acquisition campaigns that resulted in lower retention efforts and lower advertising and promotional expenses. This decrease is partially offset by a 7.1% increase in expenses with personnel, mainly related to our call-centers. As a percentage of net services revenue, selling expenses remained fairly stable at 24.9% in 2005 and 24.0% in 2004.

     General and administrative expenses increased 112.2% to R$40.1 million in 2005 from R$18.9 million in 2004. This increase is primarily due to the non-recurring reversals of R$14.0 million contingency for ICMS in 2004 and to higher legal and consulting expenses in 2005.

     Allowance for Doubtful Accounts

     The allowance for doubtful accounts decreased 35.1% to R$13.3 million in 2005, as compared to R$20.5 million in 2004. As a percentage of net service revenue, our allowance was 3.3% in 2005, as compared to 4.5% in 2004. The decrease is due to the strengthening of our credit analysis and an increase in our prepaid customer base as a percentage of our total customer base.

     Depreciation and Amortization

     Depreciation and amortization expense increased 14.7% to R$109.9 million, as compared to R$95.8 million in 2004. The increase is related to the expansion of our GSM network by the end of 2004.

     Operating Profit

     Operating profit decreased 58.4% to R$6.6 million in 2005 from R$15.9 million in 2004 as a result of the factors described above.

     Financial Income

     Financial income decreased 19.4% to R$17.8 million in 2005 from R$22.1 million in 2004. The decrease is attributable to a 20.4% decrease in the average balance of our invested cash in 2005.

     Financial Expense

     Financial expense increased 38.6% to R$83.4 million in 2005 from R$60.2 million in 2004. The increase was directly related to higher negative results of our cross-currency interest rate swap agreements during 2005, that increased to R$55.1 million in 2005 from R$29.8 million in 2004, as a result of the decrease in the market prices of our swap contracts and the appreciation of the real.

     Foreign Exchange Gain (Loss), Net

     As a result of the 13.4% appreciation of the real against the U.S. dollar during 2005, we recorded a foreign exchange gain of R$36.9 million, as compared to a foreign exchange gain of R$17.8 million during 2004 when the real appreciated against the U.S. dollar by 8.8% .

     Taxes on Income

     Income tax expense decreased to R$4.2 million in 2005 from R$94.7 million in 2004. The higher expense in 2004 is due to the valuation allowance recorded in 2005 in the amount of R$95.2 million

     Net Income (Loss)

     As a result of the above factors, we presented a loss of R$20.0 million in 2005, as compared to a loss of R$86.5 million in 2004.

Results of Operations for the Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

     Net Operating Revenues

     Our service revenues are comprised mainly of monthly fees, service charges from outgoing traffic and interconnection revenues from incoming traffic.

     Net revenues decreased 4.0% to R$512.4 million in 2004 from R$533.5 million in 2003. Net service revenues were affected by the implementation of the aforementioned SMP rules decreasing 2.6% to R$453.9 million in 2004, from R$466.1 million in 2003. Interconnection revenue decreased 18.2% due to the implementation of the SMP rules. This decrease was partially offset by an 18.7% increase in outgoing traffic revenue as a result of a 9.4% increase in the volume of outgoing traffic due to a 22.2% increase in our customer base, from 1,028,071 to 1,256,273 customers and to a 29.7% increase in value added services revenues.

     Revenues from the sale of handsets decreased 13.3% to R$58.5 million in 2004 from R$67.4 million in 2003 due to the decrease in the price of handsets as a result of higher subsidies we offered our clients.

     Cost of Services

     Cost of services increased 3.6% to R$161.9 million in 2004 from R$156.3 million in 2003. This increase is mainly attributable to a 27.6% increase in the FISTEL and other taxes paid due to our larger customer base, a 23.9% increase in rent and network maintenance costs and a 19.2% increase in leased line costs in 2004. These increases were partially offset by a 7.5% decrease in interconnection costs due to the impact of the “bill and keep” rules in 2004.

     Cost of Handsets and Accessories

     Although our revenues from the sale of handsets decreased 13.3% in 2004, our cost of handsets increased 4.3% to R$86.4 million in 2004 from R$82.8 million in 2003, demonstrating that the year was marked by higher investments in client acquisition.

     Selling, General and Administrative Expenses

     Selling, general and administrative expenses increased 2.5% to R$131.0 million in 2004 from R$127.8 million in 2003. As a percentage of net services revenue, selling, general and administrative expenses slightly increased to 28.9% in 2004 from 27.4% in 2003.

     Selling expenses increased 22.3% to R$112.1 million in 2004 from R$91.6 million in 2003. This increase is attributable to higher retention efforts and advertising and promotional costs in light of stronger competition in our area and to the launch of the new GSM/EDGE network. As a percentage of net services revenue, selling expenses increased to 24.7% in 2004, as compared to 19.7% in 2003.

     General and administrative expenses decreased 47.7% to R$18.9 million in 2004 from R$36.1 million in 2003. Excluding the non-recurring reversals of R$14.0 million of contingency for ICMS in 2004 and R$5.9 million in 2003, general and administrative expenses would have decreased R$9.1 million, or 21.7% . This decrease would have been primarily due to lower personnel costs and lower legal and consulting expenses incurred during 2004.

     Allowance for Doubtful Accounts

     The allowance for doubtful accounts increased 128.4% to R$20.5 million in 2004, as compared to R$9.0 million in 2003. As a percentage of net service revenue, our allowance was 4.5% in 2004, as compared to 1.9% in 2003. The increase can be explained by deterioration in the profile of our base contract customers.

     Depreciation and Amortization

     Depreciation and amortization expense remained relatively stable at R$95.8 million in 2004, as compared to R$96.8 million in 2003.

     Operating Profit

     Operating profit decreased 74.4% to R$15.9 million in 2004 from R$62.0 million in 2003 as a result of the factors described above.

     Financial Income

     Financial income increased 67.2% to R$22.1 million in 2004 from R$13.2 million in 2003. The increase is attributable to a 58.7% growth in the average balance of our invested cash in 2004.

     Financial Expense

     Financial expense increased 7.4% to R$60.2 million in 2004 from R$56.1 million in 2003. The increase was directly related to higher negative results of our cross-currency interest rate swap agreements during 2004, that increased to R$29.8 million in 2004 from R$24.6 million in 2003, as a result of the decrease in the market prices of our swap contracts. This increase was partially offset by a 19.5% decrease in our average indebtedness in 2004.

     Foreign Exchange Gain (Loss), Net

     As a result of the 8.8% appreciation of the real against the U.S. dollar during 2004, we recorded a foreign exchange gain of R$17.8 million, as compared to a foreign exchange gain of R$55.2 million during 2003, when the real appreciated against the U.S. dollar by 22.3% .

     Taxes on Income

     As a consequence of the valuation allowance amounting to R$95.2 million recorded in 2004, income tax expense increased to R$94.7 million in 2004 from R$25.7 million in 2003. See Note 11(d) to our audited financial statements included in “Item 18. Financial Statements.”

     Net Income (Loss)

     As a result of the above factors, we presented a loss of R$86.5 million in 2004, as compared to a net income of R$35.7 million in 2003.

B. Liquidity and Capital Resources

General

     Our primary sources of liquidity have historically been borrowings and cash flows from operating activities. We have funded our operations and capital expenditures principally from operating cash flows and financings obtained from financial institutions and capital markets. Our principal cash requirements include:

  capital expenditures, including those related to the GSM network expansion, the servicing of our indebtedness, and,
  handset subsidies.

     In our financial statements for the year ended December 31, 2004, we presented the judicial deposits for legal proceedings held in escrow by the courts net of the respective provisions for contingencies. During 2005, however, following a review of the conditions provided by Financial Accounting Standards Board (“FASB”) FASB Interpretation - FIN N°. 39 “Offsetting of Amounts Related to Certain Contracts” we determined that judicial deposits for legal proceedings should be presented gross of the provisions for contingencies.

     The balances at December 31, 2004 were, therefore, restated, increasing total non-current assets and total non-current liabilities by R$41,749 (see Note 10 to our financial statements included in “Item 18. Financial Statements”), to be consistent with the presentation and results of previous years.

     In addition, during 2006 we reassessed our classification of financial securities held through private investment funds with original maturity date at the date of purchase in excess of 90 days as “cash equivalents.” We determined that, due strictly to the original maturity date on the financial securities, these assets should be classified as “temporary cash investments,” rather than “cash equivalents.”

     As a result, we have restated our consolidated balance sheets as of December 31, 2004 and the consolidated statements of cash flows for the years ended December 31, 2004 and 2003. These restatements had no impact on our total current assets, total assets, total stockholders’ equity, net income, earnings per share, or cash flows from investing activities.

     Following is a summary of the effects of the restatement of our consolidated balance sheets as of December 31, 2004 and 2003.

	December 31, 2004		December 31, 2003

	As previously		As previously
Balance Sheet	reported	As restated	reported	As restated

Cash and cash equivalents	99,879	2,549	8,084	6,501
Temporary cash investments	-	97,330	-	1,583
Total cash and cash equivalents
and temporary cash investments	99,879	99,879	8,084	8,084

     The Company prepares its statement of cash flows to be consistent with SFAS No. 95 “Statement of Cash Flow.”

     Following is a summary of the effects of the restatement of our statement of cash flows for the years ended December 31, 2004 and 2003.

	December 31, 2004		December 31, 2003

	As previously		As previously
Statements of Cash Flow	reported	As restated	reported	As restated

Cash flows form operating activities
Unrealized losses in temporary cash investments	-	(4,047)	-	(995)
Changes in temporary cash investments	-	(92,758)	-	48,324
Net cash flows from operating activities	126,922	31,175	86,424	134,678

Increase in cash and cash equivalents	91,795	(3,952)	(51,844)	(3,590)

Cash and cash equivalents at beginning of period	8,084	6,501	59,928	10,091

Cash and cash equivalents at end of period	99,879	2,549	8,084	6,501

Cash Provided by (Used in) Operating Activities

     Cash provided by operating activities was R$34.4 million in 2005, R$31.2 million in 2004 and R$134.7 million in 2003. Cash flow from operating activities in 2005 increased 10.3% when compared to 2004. In 2005, we presented a lower operating result and there was an increase in accounts payable to long-distance telephone carriers that were partially off-set by a higher liquidation of temporary cash investments. In 2004, our cash flows from operating activities decreased 76.9% as a result of an increase in purchase of temporary cash investments and the lower operating results recorded in the period, partially off-set by lower accounts payable, mainly to long-distance telephone carriers.

Cash Used in Investing Activities

     Acquisitions of property and equipment continue to be one of our primary uses of cash flow. Our cash flow used in investing activities was R$19.9 million, R$76.9 million and R$24.3 million in 2005, 2004 and 2003, respectively. In 2005 we invested mainly in expanding and improving our GSM/EDGE network capacity. In 2004 we invested in the migration of our network from TDMA to GSM technology, while in 2003 we invested in the expansion of our TDMA network capacity and improving overall network quality.

Cash Provided by (Used in) Financing Activities

     Cash used in financing activities was R$1.8 million in 2005. Cash generated from financing activities was R$41.7 million in 2004 and for 2003, cash used in financing activities amounted to R$113.9 million. In 2004 we issued US$40 million of 8.75% unsecured senior notes units. We paid R$0.3 million, R$6.6 million and R$1.5 million in dividends in 2005, 2004 and 2003, respectively.

Increase (Decrease) in Cash and Cash Equivalents

     At December 31, 2005, we had R$15.2 million in cash and cash equivalents, as compared to R$2.5 million and R$6.5 million at December 31, 2004 and 2003, respectively, as a result of the factors mentioned above.

Capital Expenditures

     We made R$72.4 million in capital expenditures in 2005, R$156.1 million in 2004 and R$29.1 million in 2003. Capital expenditures priorities in 2005 included expansion and improvement of the GSM/EDGE network quality. A smaller portion was directed to the maintenance of the TDMA network, which still is highly demanded in the region. The Company also introduced a new Switching Center in São Luís, in the state of Maranhão.

     We currently antecipate that our capital expenditures for 2006 will be between R$50.0 million and R$60.0 million, primarily relating to the increase of the coverage and capacity of our GSM network. In 2004, our capital expenditures priorities included the migration of our network from TDMA to GSM technology. Capital expenditure priorities in 2003 included expanding network capacity, improving overall network quality and upgrading our billing system.

     As of September 30, 2006, we met our capital expenditure requirements through our cash flows from operations. As we extended the term of our short-term loans, it was not necessary to obtain any credit facilities from export credit agencies and Brazilian and international financial institutions to finance the investments made through September 30, 2006. We expect to continue meeting our remaining capital expenditure requirements through our cash flows from operations because we plan to keep extending the term of our short-term loans.

Indebtedness

     Our total debt was R$248.4 million at December 31, 2005, as compared to R$285.9 million and R$254.1 million at December 31, 2004 and 2003, respectively. At December 31, 2005, R$1.2 million of our total debt was denominated in reais, with interest at an annual rate of 5.8% over the average cost of the BNDES currency basket and R$247.2 million was denominated in U.S. dollars, with the following interest rates: (a) R$93.6 million with an annual rate of 8.75%, (b) R$70.2 million with interest computed at six-month LIBOR plus an annual rate of 5.25%, (c) R$40.7 million with swapped interest rate of 110.5% of CDI, (d) R$24.6 million with swapped interest rate equal to the higher of US dollar variation or 85% of CDI, (e) R$13.2 million with swapped interest rate of 111% CDI, and (f) R$4.7 million with swapped interest rate equal to the higher of annual fixed rate of 9% or US dollar variation.

     At December 31, 2005 we had cross-currency interest rate swap agreements in effect for 78.4% of our foreign currency-indexed debt to mitigate exchange rate fluctuations, as compared to 35.6% at December 31, 2004 and 74.2%

at December 31, 2003, respectively. At December 31, 2005, our cross-currency interest rate swap agreements exchange fixed rates over the U.S. dollar variation (0% per annum to 10.8% per annum), for percentages ranging from 74.8% to 100% of the internal floating rate (the interbank deposit rate).

     Our more significant credit facilities are described under “Item 10C. Additional Information—Material Contracts.” Smaller credit facilities and debt instruments include the following:

  Notes Units - On January 20, 2004, Amazônia Celular issued US$40 million of 8.75% unsecured senior notes units due 2009. The Amazônia Celular note issuance was combined with an issuance by Telemig Celular S.A. of US$80 million of 8.75% notes due 2009. The Amazônia Celular notes and the Telemig Celular notes may only be transferred together as part of notes units and will not trade separately. The notes units were offered and sold in offshore transactions in accordance with Regulation S under the Securities Act and to qualified institutional buyers (QIBs) in the United States under Rule 144A of the Securities Act. Interest payments on the Amazônia Celular notes will be made semi-annually. At December 31, 2005, there was R$93.6 million aggregate principal amount of notes outstanding.

  Unibanco - On October 29, 2005 we entered into a six-year US$20 million credit agreement with Unibanco to finance the purchase and installation of goods and services from Ericsson Telecommunications. This facility has an interest rate of 5.25% per year above six month LIBOR.
  Principal and interest are payable semi-annually, with a final maturity on October 15, 2010. Repayment began on April 15, 2006 after an 18-month grace period. At December 31, 2005, there was R$46.8 million outstanding under this facility.

  Votorantim - On April 13, 2005 we entered into a twenty-one month US$17.4 million credit agreement with Banco Votorantim S.A. for working capital. This facility has an interest rate of 7.46% per year. Interest is payable semi-annually, with a final maturity on January 22, 2007. Principal was to be paid bullet on January 22, 2007. Repayment began on July 22, 2005. At December 31, 2006, there was R$37.1 million outstanding under this facility. On the maturity date, only part of the principal was paid (US$1.7 million). The unpaid balance was replaced by two additional credit agreements: one in the amount of US$9.9 million with an interest rate of 5.70% per year, with swapped interest rate equal to the higher of US dollar variation or 90% of CDI; and the other credit agreement for working capital in the amount of R$12.5 million (US$5.9 million) with an interest rate of 111% of CDI. Both credit agreements are due April 30, 2007.

  Unibanco - On March 23, 2005 we entered into a five-year US$10 million credit agreement with Unibanco to finance the purchase and installation of goods and services from Ericsson Telecommunications. This facility has an interest rate of 5.25% per year above six month LIBOR. Principal and interest are payable semi-annually, with a final maturity on April 15, 2010. Repayment began on April 15, 2006 after a 12-month grace period. At December 31, 2005, there was R$23.4 million outstanding under this facility.

  Itaú BBA - On October 11, 2005 we entered into a seven-month US$10.5 million credit agreement with Banco Itaú BBA S.A. for working capital. This facility has a fixed interest rate of 5.48% per year. At December 31, 2005, there was R$24.6 million outstanding under this facility. Maturity under this credit agreement has been extended on a monthly basis with a partial amortization of US$1 million on December, 2006, and it currently matures in February 7, 2007.

  Votorantim (second credit agreement) – On July 3, 2006 we entered into a R$40 million credit agreement with Banco Votorantim S.A., as a result of the expiration on that date of three formerly executed swap agreements. This facility had an interest rate of 110% of CDI. Principal and interest was to be paid in one single installment on September 1, 2006. On the maturity date, however, the credit agreement was replaced by an additional credit agreement in the amount of US$19 million, maturing in 30 days and bearing interest at 6% per year, with swapped interest rate equal to the higher of US dollar variation or 90% of CDI. This transaction was renewed on a monthly basis, with a partial amortization of US$9 million on December 1, 2006. The current balance is due April 30, 2007. At December 31, 2006, there was R$21.6 million outstanding under this facility.

  Votorantim (third credit agreement) – On January 22, 2007 we entered into a R$17 million credit agreement with Banco Votorantim S.A., as a result of the expiration on that date of a formerly executed swap agreement. This facility has an interest rate of 111% of CDI. Principal and interest are to be paid in one single installment on April 30, 2007.

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

     In 2002, 2003 and 2004, we breached certain financial covenants in a credit agreement with BNDES and a consortium of three Brazilian banks. We also breached certain financial covenants on a quarterly basis in 2003 in a credit agreement with Citibank. We obtained waivers in connection with the covenant breaches in both agreements and the financial covenants have been amended on terms more favorable to us. In addition, in 2002 and 2003 we also breached certain financial covenants in a credit agreement with Bank Boston, but waivers were properly obtained in connection with such breaches.

     The following table shows our U.S. dollar and non-U.S. dollar-indexed loans for the periods indicated (converted using the exchange rate at the end of the period):

As of
December 31,

	2003	2004	2005
(in millions of reais)
Short-Term Indebtedness Plus Current
Portion of Long-Term Indebtedness:
Non-U.S. Dollar Indexed	R$32.7	R$33.9	—
U.S. Dollar-Indexed	R$132.9	R$91.2	R$58.4
Total	R$165.6	R$125.1	R$58.4
Long Term Indebtedness:
Non-U.S. Dollar Indexed	R$32.6	—	—
U.S. Dollar-Indexed	R$55.9	R$160.8	R$190.0
Total	R$88.5	R$160.8	R$190.0
Total Indebtedness	R$254.1	R$285.9	R$248.4

C. Research and Development, Patents and Licenses, etc.

     We do not conduct any independent research and primarily depend upon the manufacturers of telecommunications products for the development of new hardware.

D. Trend information

     We expect competition in our area to remain strong. NBT (Vivo) began operations in our region in October 1998. Telemar, through its SMP operator, Oi, began operations in certain areas of our region in June 2002 and increased its coverage to our entire region in September 2002. Telecom Italia Mobile—TIM commenced wireless telecommunications operations in our region in October 2002. Though there are no more licenses to be auctioned in our region, the competition in our area for market share may prompt some of our competitors to reduce their rates and offer new or improved technologies, services and products.

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

F. Aggregate Contractual Obligations

     The following table sets forth the amount in millions of reais of our fixed contractual obligations at December 31, 2005. The table does not include deferred income tax liability and estimated payments of interest on our loans, financing and debentures or commitments to dismantle and dispose of towers.

		Less than		3-5	More than
	Total	1 year	1-3 years	years	5 years

(millions of reais)
Long-Term Debt Obligations(1)	R$212.6	R$22.6	R$69.8	R$120.2	—
Operating Lease Obligations	R$24.5	R$7.4	R$12.0	R$3.9	R$1.2
Purchase Obligations	R$117.1	R$117.1	—	—	—
Other Long-Term Liabilities	R$14.6	—	R$11.0	R$3.6	—

Total Contractual Cash Obligations	R$368.8	R$147.1	R$92.8	R$127.7	R$1.2

_________________
(1) Includes estimated interest payments determined using the interest rate at December 31, 2005. However, our long-term debt is subject to variable interest rates and inflation indices, and these estimated payments may differ significantly from payments actually made.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

     We are managed by our Conselho de Administração, or board of directors, and our Diretoria, or executive officers

Board of Directors

     Our board of directors is currently comprised of eleven members serving for a term of three years. Our bylaws provide for our board of directors to convene a regular meeting once every three months and special meetings when called by the chairman or by two members of our board of directors.

     The following table contains the current members of our board of directors elected on March 20, 2006, except for Jacques de Oliveira Pena, Jorge da Cunha Fernandes and Paulo Conte Vasconcellos, who were elected on April 14, 2004, and for Susana Hanna Stiphan Jabra, elected as a sitting member on January 19, 2007, and their respective positions and ages.

Name	Position	Age

Sergio Spinelli Silva Junior	Chairman	41
Alberto Ribeiro Guth	Vice Chairman	47
Eduardo Pinheiro Duarte	Director	32
Elemér André Surányi	Director	41
Jacques de Oliveira Pena	Director	51
Jorge da Cunha Fernandes	Director	67
José Luiz Rodrigues	Director	51
Kevin Michael Altit	Director	43
Paulo Conte Vasconcellos	Director	44
Pedro Paulo Elejalde de Campos	Director	52
Susana Hanna Stiphan Jabra	Director	49

     Set forth below are brief biographical descriptions of our directors:

     Sergio Spinelli Silva Junior is the chairman of the board of directors of Tele Norte Celular Participações S.A. and Telemig Celular Participações S.A. He holds a bachelor’s degree in law from Pontifícia Universidade Católica de São Paulo, he is currently a partner at Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados; member of the board of directors of Oeste Participações S.A. Opportrans Concessão Metroviária S.A., Zain Participações S.A., Invitel S.A., Techold Participações S.A., Solpart Participações S.A. and Telepart Participações S.A.,; chairman of the board of directors of Futuretel S.A., Brasil Telecom S.A. and Brasil Telecom Participações S.A.

     Alberto Ribeiro Guth holds a bachelor’s degree from IME and an MBA from the Wharton School. He is partner of Angra Partners Consultoria e Participações. Prior to joining Angra, he was a partner at Investidor Profissional Gestão de Recursos (IP) and served as an executive officer at Esso Brasileira de Petróleo. He is member of the board of directors of Editora e Livraria Saraiva S.A., Metrô do Rio de Janeiro (Opportrans), Telemig Celular Participações S.A. and Tele Norte Celular Participações S.A. Mr. Guth is also a deputy board member at Brasil Telecom Participações S.A.

     Eduardo Pinheiro Duarte holds a bachelor’s degree from the Federal University of Minas Gerais and an MBA in capital markets and financial management from FGV. He has been a member of the board of directors, fiscal council and in committees of various publicly held companies and pension plans.

     Elemér André Surányi holds a degree in economics from the São Paulo Univeristy and an MBA from Harvard Business School. He is currently working as a consultant for Citigroup Venture Capital International Brazil LP in São Paulo. In the past, Mr. Surányi served as financial advisor to Banco J. Safra S.A.; CFO, IRO, executive officer and member of the board of directors of UOL Inc. S.A.; managing director and executive officer of Merrill Lynch & Co. in Brazil, Vice President of Investment Banking of Merrill Lynch & Co. in São Paulo; associate in the Latin America Investment Banking Area at Merrill Lynch & Co. in New York; manager of the External Debt Restructuring Area – Brazilian Creditor Banks Committee – at Citibank in New York, and deputy manager of the financial institution area at Citibank in São Paulo.

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

     Jorge da Cunha Fernandes holds a degree in Economics from AEUDF (UNIDF). He has been on the board of directors and board of auditors of several Brazilian companies: Petróleo Brasileiro S.A. – Petrobrás, Empresa Brasileira de Aeronáutica S.A. – Embraer, Telecomunicações de Brasília S.A. – Telebrasília, Tele Norte Leste Participações S.A., Telecomunicações Brasileiras S.A. – Telebrás, Telecomunicações da Bahia S.A. – Telebahia, Companhia Docas do Estado da Bahia – Codeba, Florestas Rio Doce S.A., Telecomunicações de Minas Gerais S.A. –Telemig, and Instituto de Resseguros do Brasil – IRB. Mr. Fernandes served as deputy chief of the Department of Commercial and Industrial Regulation, or Departamento de Normas e Assuntos Comerciais e Industriais – DENAI, of Banco do Brasil S.A. From 1986 to 1995, he held several positions at the Brazilian Ministry of Finance, including chairman of the Council of Resources of the National Financial System.

     José Luiz Rodrigues holds a degree in accounting and technical management with a specialization course in Tax and Public Accounting from USP-FIPECAFI, and has taken several courses in the areas in which he works. Mr. Rodrigues has 35 years of professional experience which began at the Banco de Crédito Nacional S.A. – BCN, with extensive experience, having worked at different levels and areas within the company, but mainly occupying a place at the board of directors. He is a specialist in issues relating to the National Financing System, actively participates in the development of administrative, operational, and controlling norms related to the modernization of the National Financing System. He was a member of the board of directors of Autotrac Comércio e Telecomunicações S.A. between 1992 and 1993, and founding partner of JL Rodrigues, Carlos Átila & Consultores Associados Ltda., a company providing services such as consulting and representation in the areas of Institutional and Governmental Relations, since 1998. Currently he is a member of the board of directors of Tele Norte Celular Participações S.A.

     Kevin Michael Altit holds a bachelor’s degree in law from the Universidade Federal do Rio de Janeiro and an LLM from UCLA. He is a partner at Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados; he is a member of the board of directors of Quigley Company, Inc. (Pfizer Group – NY), Opportunity Sul S.A., Dominó Holdings, S.A.,

Brasil Telecom Participações S.A. and Tele Norte Celular Participações S.A.; deputy member of the board of directors of Futuretel S.A.; vice-chairman of the board of directors of Zain Participações S.A., Techold Participações S.A., Daleth Participações S.A. and Newtel Participações S.A.; chairman of the board or directors of Mem Celular Participações S.A., Oeste Participações S.A., Sorocaba Empreendimentos e Participações S.A., Opportrans Concessão Metroviária S.A., Invitel S.A., Argolis Participações S.A., Telpart Participações S.A., and Capitalpart Participações S.A. He is the executive officer in charge of financing, economics, and data at Mem Celular Participações S.A., Futuretel S.A., Argolis Participações S.A., Daleth Participações S.A. Techold Participações S.A., and Oeste Participações S.A.; the executive officer in charge of financing, economics, and management of Newtel Participações S.A., Zain Participações S.A., Invitel S.A., and Telpart Participações S.A.; and executive officer in charge of investor relations and operations at Ret Participações S.A., and Teleinvest S.A.

     Paulo Conte Vasconcellos holds a bachelor’s degree in business from the Federal University of Rio Grande do Sul, an MBA in finances from IBMEC and a graduate degree in management from BSP – Business School São Paulo. Mr. Vasconcellos is a partner at ProxyCon Assessoria e Participações Ltda. He is a board member at Marcopolo S.A. and Klabin Segall S.A. He has also served as board member at Hospital Nove de Julho S.A., Cerâmica Chiarelli S.A. Grupo Orsa, IBGC – Instituto Brasileiro de Governança Corporativa and ABAMEC – Associação Brasileira de Analistas do Mercado de Capitais. Mr. Vasconcellos has also served as a member of the fiscal council of Cia. Siderúrgica Belgo Mineira, Politeno S.A. and Tele Leste Celular Participações S.A.. Mr. Vasconcellos has also served as a vice president in equity research at Merrill Lynch and , associate director of reaserach at ING Barings Latin America and managing director of special projects at Bradesco Templeton Asset Management.

     Pedro Paulo Elejalde de Campos holds bachelor’s degree in engineering from UFRGS and a master’s degree from EAESP-FGV. Mr. Campos is currently a managing partner at Angra Partners and holds board seats at Brasil Telecom and Petropar. In the past, Mr. Campos was a managing director at Citigroup in Latin America, CEO of GE Capital in Latin America and president of Bank GE Capital. He also was a managing director and partners of the investment bank Oppenheimer & Co. and vice-president of JP Morgan & Co. Mr. Campos is a former board member from Latasa, GE Dako and LatinTech.

     Susana Hanna Stiphan Jabra holds a degree in economics from the University of São Paulo and an MBA in finance from IBMEC - the Brazilian Institute of Capital Markets. Ms. Jabra was an economist at Banco Itaú S.A. from 1980 to 1983, and also between 1989 and 1990. Ms. Jabra worked as a financial administrative manager at Empresa Municipal de Habitação de Santo André S.A. from 1990 to 1992. Mrs. Jabra was subsequently an economic research and planning manager at Agência Estado Ltda, a company of O Estado de São Paulo Group, from 1993 to 2000. Ms. Jabra has been a director at HJN Consultoria & Assessoria Ltda. since 2000 and a manager of the Governance Department at Fundação Petrobras de Seguridade Social - PETROS since 2003. As a manager of the Governance Department, she represents Petros before Investment Comittees of several private equity funds and on the Board of Directors of other companies. Ms. Jabra was also a professor of graduate studies in economics at Universidade Paulista. Mrs. Jabra has been a member of our Board of Directors since 2003.

Executive Officers

The Executive Committee of the Registrant currently consists of the following two executive officers.

Name	Position	Age	Date Elected

Oscar Thompson	Chief Executive Officer, responsible for	41	03/20/2006
	Investor Relations, accumulating the
	function of Chief Financial Officer
Marcus Roger Meireles Martins da		49	03/20/2006
Costa	Chief Human Resources Officer

     Set forth below are brief biographical descriptions of the executive officers of the Registrant:

     Oscar Thompson holds a degree in industrial engineering from the Escola Politécnica da Universidade de São Paulo and an MBA with a major in analytical finance and accounting from the University of Chicago. He worked at Lloyds Bank PLC in São Paulo and London from 1990 to 1994 and at UBS Warburg LLC in New York from 1996 to 2001. He also held the positions as partner and chief financial officer at TWW do Brasil S.A. from 2001 to 2003 and managing partner at Prometheus, a Brazilian financial boutique, from 2003 to 2006. Mr. Thompson is currently the chief executive officer and investor relations officer, accumulating the positions of chief financial officer of Telemig

Celular Participações S.A. and Tele Norte Celular Participações S.A. He is also chief financial officer of Telemig Celular S.A. and Amazônia Celular S.A.

     Marcus Roger Meireles Martins da Costa holds an economics degree from the State University of Minas Gerais and an Executive MBA from COPPEAD/UFRJ. Mr. Martins da Costa worked for Companhia Vale do Rio Doce as a director of its corporate human resources department. He also worked in the implementation and operation of gold and potassium projects as well as in the implementation of Carajás project from 1980 to 2005. Mr. Martins da Costa is presently the human resources director of Telemig Celular Participações S.A. and Tele Norte Celular Participações S.A.

     The Executive Committee of Amazônia Celular currently consists of the following three executive officers.

Name	Position	Age	Date Elected

André Machado Mastrobuono	Chief Executive Officer and Chief		October 6,
	Operating Officer	45	2006
Oscar Thompson	Chief Financial Officer, accumulating		October 6,
	functions of Investor Relations Officer	41	2006
Marcus Roger Meireles Martins da			October 6,
Costa	Chief Corporate Services Officer	49	2006

     Set forth below is a brief biographical description of the executive officer of Amazônia Celular who is not also an officer of the Registrant.

     André Mastrobuono holds a degree in agronomic engineering from the University of São Paulo and an MBA with a major in finance, marketing and business strategy from the Graduate School of Business of the University of Chicago. From 2002 to 2006, Mr. Mastrobuono worked as director of strategic planning & performance control and eventually became a member of the board of directors of Vivo. He was also associate principal of McKinsey & Co. and a partner of their local office (McKinsey S/C Ltda) from 1996 to 2002. In addition, Mr. Mastrobuono was manager director of Cafés Finos do Brasil S.A. from 1991 to 1994, business analyst of the Sara Lee Corporate Development Group in Chicago, USA and summer financial analyst in Allied Signal’s financial planning department in South Bend, USA.

B. Compensation

     For the year ended December 31, 2005, the aggregate amount of compensation paid to all directors and executive officers was approximately R$3.1 million. Of the aggregate amount, we directly paid R$1.3 million and the remaining R$1.8 million was paid by our affiliate, Telemig Celular Participações S.A, relating to the compensation of the executive officers who share our management and the management of our affiliates. The aggregate total amount of compensation includes salaries of approximately R$1.8 million and bonuses to the executive officers of approximately R$1.3 million. We are not required under Brazilian law to disclose on an individual basis the compensation of our directors and executive officers.

     We have a yearly bonus program that provides variable compensation to our executive officers upon the achievement of previously stipulated financial and operating performance results. On October 5, 2000, our board of directors approved two executive stock incentive plans, which apply to our executive officers. On December 29, 2003, our board of directors modified one of the stock incentive plans for key executive officers. See “¯Share Ownership” for a description of these plans. We do not have a compensation committee.

C. Board Practices

     Our board of directors is responsible for, among other things:

  establishing our general business policies,
  electing and removing the members of our board of executive officers, supervising our management and examining our corporate records, calling shareholders’ meetings,
  expressing an opinion on the annual report and management’s financial statements,

  appointing external auditors,
  determining the payment of interest on shareholders’ equity;
  approving capital increases limited to the amount of the authorized capital stock; and
  authorizing the purchase of our own shares, to the extent permitted by law.

     Our board of directors may be composed of a minimum of three and a maximum of 11 directors elected by our shareholders at the shareholders’ meeting, which also appoints one chairman and one vice-chairman.

     Our executive officers are responsible for our day-to-day management and the representation of the Registrant. The Registrant has three executive officer positions: the Diretor Presidente (Chief Executive Officer or CEO), the Diretor Financeiro (Chief Financial Officer or CFO) and the Diretor de Recursos Humanos (Chief Human Resources Officer). Our service contracts with executive officers provide benefits upon termination of employment.

     Our conselho fiscal, or fiscal council (board of auditors) was established pursuant to our bylaws, which require us to maintain a fiscal council on a permanent basis. Our fiscal council is a supervisory committee independent from our board of directors and from our independent accountants, and its members are elected by our shareholders on a yearly basis. The responsibilities of the fiscal council are established by Brazilian Corporation Law and include overseeing the activities of management with respect to compliance with the law and our bylaws, reviewing the annual report submitted for the approval of our shareholders, calling shareholders’ meetings under certain circumstances and reporting at those meetings. The following table contains the members of our fiscal council elected on April 27, 2006, except for Marcos Rocha de Araújo, who was elected on January 19, 2007, each of whom is serving as a member for a one-year term, and their respective ages:

Name	Position	Age

José Arthur Escodro	Chairman	55
Marcos Rocha de Araújo	Member	39
Ricardo Agostini	Member	36

     On July 29, 2005, our board of directors decided that our fiscal council would undertake the responsibilities of an audit committee, including making recommendations to the board of directors on appointment and retention of independent auditors, processing complaints regarding accounting and auditing, and engaging advisers. See “Item 16D. Exemptions from the Listing Standards for Audit Committees.”

     Disclosures are reviewed by the disclosure committee in support of the CEO and CFO. The disclosure committee is responsible for implementing the Policy for Disclosure of Relevant Acts or Facts set up by our board of directors in compliance with Article 16 of CVM Instruction no. 358, dated July 17, 2002, for ensuring transparency, and for the implementation of our disclosure controls and procedures.

D. Employees

     At September 30, 2006, we had 829 employees, as compared to 891 employees at December 31, 2005, 816 employees at December 31, 2004 and 806 employees at December 31, 2003. At December 31, 2005, 57.4% of our employees were employed in customer service, 28.8% in sales and marketing, 3.9% in administration, 8.9% in engineering and 1.0% in information technology. The increase in the number of our employees in 2005 was primarily due to the expansion of our employees in sales and marketing and customer service. At September 30, 2006, 55.5% of our employees were employed in customer service, 29.4% in sales and marketing, 4.7% in management, 9.5% in engineering and 0.9% in information technology. The increase in the number of our employees during 2006 was primarily due to the expansion of employees in our sales and marketing and customer service departments.

     Less than 10% of our employees are affiliated with Sinttel (Sindicato de Trabalhadores de Telecomunicações), the labor union for telecommunications companies, in the respective states. We believe that our relationship with our employees is satisfactory and we have not experienced any labor strikes since our privatization.

     We have implemented a yearly bonus program, designed to stimulate an increase in our operating productivity, which provides variable compensation to employees according to previously specified financial and operating performance goals. The total amount paid in 2006 in connection with this bonus program was R$4.4 million and the total amount paid in 2005 was R$4.3 million. Competition has created, and we believe that it will continue to create, pressure on salaries and our ability to hire and retain qualified upper- and mid-level management personnel.

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

E. Share Ownership

     The members of our board of directors and our executive officers, on an individual basis and as a group, beneficially own less than 1% of any class of our stock. See “Item 7A. Major Shareholders and Related Party Transactions—Major Shareholders” for more information.

     On October 5, 2000, our board of directors approved two executive stock incentive plans. The first plan covers certain key executives who may receive shares of our common or preferred stock. The options vest only to the extent that we achieve performance goals determined by our board of directors during a five-year performance period. At December 31, 2005, 30,893 options had been granted in connection with this incentive plan. However, as all options granted to executives that are no longer employed by us were cancelled, as of September 30, 2006, no options were outstanding.

     The second plan covers key executives, who also participate in the first plan, and other employees. Options granted under this plan relate to preferred stock and are exercisable at market price at the date of the grant. The vesting period is 20% during the second year, 60% during the third year and 100% during the fourth year. During the nine months ended September 30, 2006 and the year ended December 31, 2005, 24,168 and 156,112 options were granted, respectively. No options were exercised during either period. The exercise price for the granted options is R$4.76 per thousand of our preferred shares. The price is updated by the IGP-M inflation index until vesting of the option.

     The second stock incentive plan for key employees was modified by our board of directors on December 29, 2003. As this plan had been inactive from 2001 to 2003, at a meeting of the board of directors on December 29, 2003, the combination of the amounts for 2001, 2002 and 2003 into a single tranche, with vesting available beginning in 2004 was approved. At September 30, 2006, and December 31, 2005 the plan covered three and 11 executives, respectively. Options granted under this plan relate to preferred stock and are exercisable at market price at the date of the grant, discounted by 20%. The vesting period is 40% during 2004, 30% during 2005 and 30% during 2006. During the nine months ended September 30, 2006 and the year ended December 31, 2005, 120,749 and 642,132 options were granted under this plan, respectively. No options were exercised during either period. The exercise price of the granted options is R$0.49 per thousand of our preferred shares. The price is updated by the IGP-M inflation index until vesting of the option.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

     In accordance with our bylaws, our capital stock is divided into common shares (ações ordinárias) and preferred shares (ações preferenciais). Upon approval by the board of directors, our capital stock may be increased up to the limit of the authorized capital set forth in the by-laws, provided that the number of preferred shares may not exceed 2/3 of the total capital stock. Each common share entitles its holder to have full voting rights at meetings of our shareholders. Our preferred shares have voting rights under limited circumstances. See “Item 10B. Additional

Information—Memorandum and Articles of Association—Preferred Shares and Common Shares” for more information regarding our capital stock and our two classes of shares.

     The following table presents information concerning the ownership of common shares by our major shareholders at March 22, 2007. We are not aware of any other shareholder owning more than 5% of the common shares.

	Number of Common	Percentage of Outstanding
Name of Owner	Shares Owned	Common Shares

Telpart Participações S.A	64,633,961,594	51.9%
Emerging Markets Growth Fund Inc	9,214,930,561	7.4%
Caixa de Previdência dos Funcionários do Banco do Brasil	6,722,609,329	5.4%
_______________
Source: Banco ABN AMRO Real S.A.

     The Registrant’s controlling shareholder is Telpart Participações S.A., or Telpart, which as of September 29, 2006, owned 51.86% of the Registrant’s outstanding common shares. As a result of its controlling interest, Telpart has the ability to control the election of the majority of our board of directors, and to direct our operations.

     Telpart is a corporation owned by Newtel Participações S.A., or Newtel, which owns approximately 51.07% of Telpart, and TPSA do Brasil Ltda., or TPSA, which owns approximately 48.90% of Telpart. TPSA is controlled by Highlake International Business Company Ltd., or Highlake, which is controlled by Opportunity Fund.

     Newtel is a holding company. Fifty-three percent of Newtel is owned by MEM S.A., which is indirectly held by the three mutual funds: Opportunity Fund, Citigroup Venture Capital International Brazil L.P. and Investidores Institucionais FIA.

     The following four Brazilian pension funds own 46.9% of Newtel: Fundação 14 de Previdência Privada, TELOS - Fundação Embratel de Seguridade Social, PETROS - Fundação Petrobrás de Seguridade Social and PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil. The relationship among the shareholders of Newtel is governed by a shareholders’ agreement.

     Telpart also owns a controlling interest in our affiliate, Telemig Celular Participações S.A., the controlling shareholder of Telemig Celular S.A., which is a cellular service provider in the region that includes the state of Minas Gerais.

     On December 28, 1999, our shareholders approved a legal reorganization whereby Telpart contributed assets to us, resulting in future tax benefits. We recorded a deferred tax asset of R$48.8 million, which will be realized over a period of up to ten years. In accordance with Brazilian Corporation Law, we may issue shares (pro rata both common and preferred) to Telpart for the amount of the tax benefits recognized by us. In addition, minority shareholders are granted preemptive rights. If the minority shareholders do not elect to exercise these rights, the shares will be issued and subscribed for by Telpart. See Note 8 to our consolidated financial statements for a more detailed description of this transaction.

B. Related-Party Transactions

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

Shared Service Agreement

     In order to increase efficiency in the allocation of resources, capitalize on synergies, avoid unnecessary duplication of activities and improve operating efficiencies, we are a party to a shared service agreement with Telemig Participações S.A. pursuant to which certain costs incurred for the benefit of both companies and their subsidiaries are allocated to each company based on criteria designed to reflect the actual amount of use by each company. The costs allocated under this shared service agreement relate primarily to personnel, marketing and outside consulting fees. See Note 11 to our consolidated financial statements.

Interconnection

     Incumbent fixed-line providers are obliged to provide interconnection services to wireless operators with the incumbent’s own installations. We have entered into interconnection agreements with a number of other telecommunications operators in Brazil, including Brasil Telecom and the long-distance and local carriers operating in our area. The terms of these interconnection agreements include provisions for the number of connection points, the method by which signals must be received and transmitted, and the costs and fees of interconnection. Network usage fees are also assessed based on the terms of these agreements. We have also entered into an agreement with Brasil Telecom under which our subscribers pay a lower rate to use long-distance services offered by Brasil Telecom.

     We have agreements with certain other telecommunications operators in Brazil, including Telemig Celular, regarding short message interworking. These interconnections allow customers of Amazônia Celular and of all parties to the agreements to exchange SMS between their mobile stations in Brazil and other countries.

     A multi-media message, or MMS, network was established and successfully integrated in July 2005 between certain other telecommunications operators in Brazil, including Telemig Celular. These interconnections allow the customers of Amazônia Celular and of such operators to exchange MMS between their mobile stations and across Brazil.

Roaming Agreements

     Roaming services must be made available to other wireless operators upon the request of that operator. We have entered into agreements for automatic roaming with all other A and B Band service providers in Brazil outside our area for the use of the TDMA network, and we have also signed agreements with all other GSM cellular operators in Brazil, including Brasil Telecom and Telemig Celular S.A., to provide GSM roaming for our postpaid and prepaid customers. We also offer to our customers GPRS roaming with other cellular service providers, including Telemig Celular S.A., under which our clients have access to the networks of such other cellular service providers while traveling or “roaming” outside our area and we are required to provide roaming services to customers of those wireless operators from outside our area when they are within our area. The agreements require the parties to provide service to roaming subscribers on the same basis as they provide service to their own customers and to carry out a monthly reconciliation of roaming subscriber usage charges. The agreements regarding GSM network have a one-year term, which is automatically renewable for further one-year terms. The agreements regarding the TDMA network have an indefinite term.

C. Interests of Experts and Counsel

     Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Financial Statements and Other Financial Information

     The information included in Item 18 of this annual report is referred to and incorporated by reference into this Item 8A.

Legal Proceedings

     We are involved in a number of legal proceedings, lawsuits and claims incidental to the normal conduct of our business, relating to such matters as taxes, labor and civil lawsuits. On December 31, 2005, we recorded a provision of R$69.4 million in our consolidated financial statements. We believe that if these legal proceedings, lawsuits and claims were to be decided against us, they would not have a material adverse effect on our business, results of operations or financial condition.

Civil Legal Proceedings

     At December 31, 2005, we had provisions of R$2.8 million for contingent liabilities which we consider sufficient to meet reasonably estimated probable losses arising from civil lawsuits. The most significant civil suits involving us are described below.

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

     These lawsuits are based on a number of legal theories, the principal among them being:

  Brazil’s federal constitution requires that the creation of the 12 holding companies spun-off from Telebrás be specifically authorized by the Telecommunications Law;
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

  amending the Telecommunications Law;
  reconvening the May 22, 1998 Telebrás shareholders’ meeting; and
  the passing of additional laws by Congress or the issuance of executive orders by the President.

Litigation Arising Out of Events Prior to the Telebrás Breakup

     Telebrás, our predecessor company, and we are defendants in a number of legal proceedings, including tax-and labor-related matters, and are subject to certain other claims and contingencies.

     Liability for any claims arising out of acts committed by our predecessor company prior to the effective date of the spin-off of the predecessor company’s cellular assets and liabilities to us remains with the predecessor company except for:

  labor and tax claims, for which the predecessor company and we are jointly and severally liable by operation of law, and liabilities with respect to which our predecessor company made a specific accounting provision prior to the breakup and assigned them to us.

     Any claims against our predecessor company that are not satisfied by it could result in claims against us to the extent that the assets received at the time of the spin-off might have been used to settle those claims. Under the shareholders’ resolution pursuant to which the spin-off was effected, we have contribution rights against our predecessor company with respect to the entire amount of any payments made by us in connection with any labor or tax claims brought against us that relate to events prior to the effective date of the spin-off.

     Under the terms of the Telebrás breakup, liability for any claims arising out of acts committed by Telebrás prior to the effective date of the breakup remains with Telebrás except for:

  labor and tax claims, for which Telebrás and the 12 holding companies are jointly and severally liable by operation of law, and any liability with respect to which Telebrás made a specific accounting provision prior to the breakup, to the extent that such provision has been assigned to Telemig or one of the 12 holding companies.
Consórcio VOA

     “Consórcio Voa” was created for the purpose of acquiring and operating aircraft for the exclusive use of the parties to the consortium, which include Tele Norte Participações S.A. and Amazônia Celular S.A., under the leadership of Opportunity Equity Partners Administradora de Recursos Ltda. Brasil Telecom has filed a legal proceeding against all members of Consórcio VOA, seeking to remove the leader of the consortium, as well as to receive indemnity for losses, claiming that Opportunity Equity Partners Administradora de Recursos Ltda. abused its power as leader of the consortium, resulting in losses to Brasil Telecom, as member of the consortium and at the time also a member of the Opportunity Group. Even though the injunction was not granted, the members of the consortium removed the leader at a shareholders’ meeting held at the end of 2005. Amazônia Celular filed its response in October 2006, alleging it is not a legitimate party to the lawsuit because Brasil Telecom did not attribute any irregularity to Amazônia Celular as member of the consortium. The main argument in this lawsuit in our favor is that the leadership of the consortium could only be altered by an unanimous decision by all members of the consortium, and not by a judicial decision or at a meeting where not all members were present, which was the case at the shareholder’s meeting held at the end of 2005. We remain awaiting decision on the matter.

Litigation Related to “Caller ID” and of the Trademark “BINA”

     Lune Projetos Especiais Telecomunicação Comércio Ind. Ltda., or Lune, has brought a lawsuit against Amazônia Celular and other Brazilian mobile telecommunication operators in which Lune claims to be the owner of patents relating to Equipamento Controlador de Chamadas Entrantes e do Terminal Telefônico, or Caller ID, and of the trademark “BINA” (“B Identifies the Number of A”), and alleges that the mobile telecommunication operators are copying the patent and using the trademark without proper authorization. Lune has requested that the operators be ordered to cease providing Caller ID services and using the trademark “BINA” and that Lune be indemnified for the unauthorized use of the Caller ID system in an amount equal to the fees paid to the operators by customers for use of the Caller ID system.

     In addition to operators, the suit also involves network component manufacturers that supply the Caller ID to the operators. The amount of the indemnification alleged to be owed by the mobile telecommunication operators has not yet been calculated and we believe we have the right to indemnity from the component manufacturers. Nortel has indemnified us against any obligation arising out of allegations of unauthorized use of patents. Accordingly, we have not made any provisions with respect to this lawsuit.

     The proceeding is still in its preliminary stage. Amazônia Celular has presented its defense and the court has determined that the issue be analyzed separately by the courts located in the states where each defendant is based.

Prepaid Credits

     We and other wireless operators in Brazil are party to lawsuits challenging the validity of expiration dates for prepaid telephone credits. These proceeding are still in their preliminary stages, and the court has requested that the defendants submit information supporting this basis for setting an expiration term. In May, 2005, the Public Prosecutor’s Office filed a public civil action against all wireless operators in Area 8 (among which, Amazônia Celular) and, also against ANATEL, regarding the imposition of deadlines for the use of prepaid credits. The request to have the deadlines for the use of credits suspended until the issuance of a decision was denied. Amazônia Celular filed a counterclaim in September 2005 and we remain awaiting decision on this matter.

Lawsuit related to the use of the “Amazônia Celular” logo

     In December 2002, NET Design Produções Fotográficas, or NET, with main offices in Belo Horizonte, state of Minas Gerais, filed a suit against Amazônia Celular for damages – moral and property – with request of anticipatory relief, on the grounds that the logo (ellipse) used by Amazônia Celular was being unduly used, since, according to the plaintiff, it is identical to the one that NET developed for Telemig Celular, with a mere change of the color (Telemig Celular is “red” and Amazônia Celular is “green”). In its defense, Amazônia Celular argued that the plaintiff does not own the right to exploit the respective logo, considering that Telemig Celular commissioned and bought the “work” of NET. Thus, the ownership was invested by derivated means (holding the property rights) and the Agreement for Assignment of Use of Brand signed between Telemig Celular and Amazônia Celular is perfectly legal. Based on the opinion of our counsel, we think that chances of loss are remote. We asked for dismissal without prejudice in view of the plaintiff’s inactivity, as nothing has happened in this lawsuit since March 13, 2003.

Civil Class Action against SMP operators for the installation of cellular blocks in prisons

     In June 2006, the Federal Attorney’s Public Office initiated a civil class action against SMP operators, including Amazônia Celular, for the installation of cellular blocks in Brazilian prisions. This proceedings is still in the defense stage.

Readjustment of VU-M

     SMP provides free negotiation of interconnection fees (VU-M) among certain telecommunications service providers. Accordingly, as of July 2005 we implemented a 4.5% interim adjustment in the interconnection for the use of the SMP network exclusively for local calls VC1 among operators that executed the agreement. In March 2006, we also implemented a 4.5% interim adjustment interconnection fee on long-distance calls VC2 and VC3, pursuant to an interim agreement entered into at the end of 2005 between ourselves and other operators. However, as not all operators could reach an agreement on the terms of the interconnection, including with respect to the fees, Anatel was requested to act as the final arbiter. A decision has not yet been reached. Concurrently, Tele Norte Celular filed a claim questioning this adjustment and requesting that the interconnection fee be adjusted either according to the IGP-DI or at a fixed rate of 7.99% . The court decided against Tele Norte Celular and we appealed. We remain awaiting a decision on the matter.

Regulatory Legal Proceedings

Telecommunications Regulations Proceeding

     The Brazilian telecommunications regulations prohibit a shareholder from having a controlling interest in more than one wireless telecommunications carrier operating in the same area in Brazil. On June 15, 2005, the Company has initiated court proceedings seeking a court order to prevent PREVI and Banco do Brasil from exercising their voting rights in the Company, until the legality of their shareholding interest is resolved. The main argument in this lawsuit is that Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI (which is the Banco do Brasil S.A. pension fund) and Banco do Brasil are a part of our controlling shareholder block and also are a part of the controlling shareholder block of Telemar, which competes with us in our area under the “Oi” brand name. As we currently believe that the claim has no legal grounds and therefore, would probably be rejected by the Brazilian court, we relinquished our claim on October 18, 2006.

Tax Legal Proceedings

     As of December 31, 2005, we had provisions of R$64.8 million for contingent liabilities relating to tax matters, the most significant of which are described below.

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

     Retroactive and Prospective Application of ICMS to Cellular Activation. We believe that the attempt by the state governments to extend the scope of the ICMS to services that are supplementary to basic telecommunications services, such as cellular activation and monthly subscriptions, is unlawful. Therefore, we filed a lawsuit in each state of our area seeking injunctive relief from retroactive and prospective application of the ICMS to cellular activation. We have obtained final judgments in our favor prohibiting the application of ICMS to our activation services in the state of Amazonas, Amapá, Maranhão, Roraima and Pará, all states in which we operate.

     We believe that the retroactive application of the ICMS to cellular activation during the five years preceding 1998 is improbable. We also believe that in the event we do not prevail, our predecessor company would be liable to us for any tax liability arising from the retroactive application of the ICMS to cellular activation recognized prior to 1998. Therefore, we have not made any provision with respect to such retroactive application in our consolidated financial statements.

     We have made provisions totaling approximately R$0.5 million for the application of the ICMS to cellular activation from June 1998 (the effective date of the agreement) to December 31, 2003. The application of the ICMS to cellular activation for the year ended December 31, 1998 would have had a maximum negative impact estimated at

R$0.1 million and R$0.5 million on our results of operations for 2001 and 2002, respectively, and no material effect on our results of operations for 2003 and 2004. The application of ICMS on cellular activation would not materially affect our results of operations for 2000, 2001 and 2002 because we eliminated the activation fee for all but one of our plans. For the remaining plan, cellular activation has been significantly reduced. We do not believe that application of the ICMS on cellular activation, applied on a prospective basis will have a material impact on our results of operations.

     Monthly Subscriptions and Additional Services. In December 1998, each of Amazônia Celular’s then-existing subsidiaries filed an injunction with the treasury court of the state in which it is located and therefore suspended the remittance of the ICMS on monthly subscriptions and additional services and deposited such amounts in a trust account administered by the courts.

     In 2004, we obtained a final favorable decision in the state of Amapá. We have also obtained decisions in our favor prohibiting the application of ICMS to monthly subscription and other additional services, and to authorization of cellular mobile station in the states of Pará and Maranhão. As the favorable decisions to us in the legal proceedings in the states of Maranhão and Pará had been officially declared final and binding, we raised the amounts deposited in the respective trust accounts. However, at a later date the public prosecutors’ offices of both states appealed alleging that for technical procedural issues the term for appeal had not elapsed and, therefore, the decision in each proceeding was not final. In the state of Maranhão the appeal was decided against us and the Superior Court of Justice determined that the claim be retried. We appealed such decision but are still awaiting final decision. In the state of Pará the state’s appeal was decided in our favor and, therefore, the state filed another appeal against the decision. We also remain awaiting final decision.

     Concerning the state of Roraima, in December 2004, the Superior Court of Justice decided in our favor stating that ICMS does not apply to the authorization of cellular mobile stations. The public prosecutor’s office of Roraima appealed, and we remain awaiting final decision on the matter. We have recorded a provision of R$7.3 million for this matter in December 31, 2005, and the respective judicial deposits amounted to R$5.9 million.

     In 2003, we obtained a favorable decision in the state of Amazonas and the Superior Court of Justice decided for the non-application of ICMS to the authorization of cellular mobile stations. The state of Amazonas appealed against this decision but we are still awaiting final decision. In the lawsuit on the application of ICMS to monthly subscription and other additional services of the cellular mobile stations, the Court of Appeals of Amazonas ratified the decision issued by the trial judge, partially granting the request. Amazônia Celular has appealed against this decision but we are still awaiting final decision.

Litigation Relating to the Conveyance of PIS and COFINS to Users

     A civil class action has been filed by the Public Prosecutor’s Office against us and other telecommunications companies to (i) prevent the passing on to customers of the amounts paid as Contribution to the Social Integration Program, or PIS, and Contribution for Social Security Financing, or COFINS, and (ii) to require that we return to our customers two times the amount of PIS- and COFINS-related charges passed along to them. These social contributions are levied on gross telecommunication services revenues from final customers located within the jurisdiction of the state of Maranhão. The Public Prosecutor’s Office considers the transfer of the tax to customers to be unconstitutional. No preliminary injunction has been granted and we believe that the civil class action has no legal basis. The maximum liability for this action is approximately R$105 million. On June 7, 2004, the civil class action was dismissed without prejudice because of lack of interest in the action. This decision has already become final and binding.

Litigation Related to the Telecommunication Inspection Fund (FISTEL)

     We are subject to the payment of the Telecommunication Inspection Fund contribution – FISTEL. The Telecommunication Inspection Fund is supported by revenues resulting from a tax imposed on telecommunication operators. We have adopted the position that the FISTEL is not due in respect of telecommunications stations that are not owned by us. As a result, we are involved in legal proceedings to obtain a judicial authorization for us to pay the FISTEL solely in respect of telecommunication stations owned by us. The amount involved in these proceedings is R$55.5 million, for which we have made contingency provisions. As the court decided against us, we filed an appeal and remain awaiting a decision on the matter.

Litigation Related to the Universalization Fund of Telecommunication Services (FUST)

     Based on Article 6 of Law No. 9,998/2000, which instituted FUST, the Company does not include in the calculation base of the contribution, the revenues obtained from telecommunications services providers as interconnection fee and for the use of its network resources. On December 15, 2005, the Board of Anatel approved Precedent #7 which determines the inclusion of such revenues in the calculation base of FUST, with retroactive application to January 2001.

     Management, based on the advice of its legal advisors, is of the opinion that Precedent #7 of Anatel contravenes the provisions of Law No. 9,998/2000, in addition to several constitutional provisions. Therefore, in January 2006, the mobile telecommunication operators, including Amazônia Celular, filed for a writ of mandamus with the purpose of protecting their legal rights to continue to pay FUST without any increase of the calculation base not provided for in law.

     The injunction was not granted by the trial judge since she understood the matter to be complex. The petitioners appealed and in a decision given in March 2006, the Superior Court Judge granted the injunction request to remove the application of the second part of Precedent #7 of Anatel. The second part of Precedent #7 of Anatel requires the payment of FUST on revenues received from interconnection charges and suspended the requirement of charging the FUST on interconnection revenues from wireless telecommunication providers.

     As we and our legal advisors understand loss is not probable, no provision has been made.

Labor Legal Proceedings

     The Company is party to several labor claims filed by former employees related mainly to salary adjustments and related charges. At December 31, 2005, we had provisions of R$1.7 million for contingent liabilities in connection with labor claims.

Service Providers

     We currently use the services of approximately 1,741 outsourced service providers. Under Brazilian labor legislation, the legality of contracting-out services is closely related to the nature of the services involved. Where the outsourced contracted services are related to the primary activities of the contracting company, there is, in effect, a strong presumption that the contracting-out is not legal. Thus, if the relationship between the outsourced service provider and the company contains any indicia of the essential elements of employment, such as subordination of the outsourced individual worker within the management hierarchy of the company, the contracting-out of services is likely to be found illegal.

     We believe there is a risk that part of the contracting-out of services could be considered illegal. For this reason, we are exposed to the risk of (i) infraction notices issued by labor and social security authorities, (ii) a civil public action by the Government Labor Attorney’s Office and (iii) labor claims filed by outsourced “service providers” claiming the existence of an employment relationship.

     The Federal Public Prosecutor brought a public civil action against Tele Norte in September 2006. An injunction was granted imposing that all hirings of outsourced service providers be suspended, but was subsequently reversed with respect to the hiring of new outsourced service providers. Although the labor court decided against us, the decision, if maintained, will only be effective 30 days after becoming final and not subject to appeal. We appealed such decision and are awaiting final decision on the matter.

Administrative Proceedings before Anatel

Election of Members of Board of Directors

     Anatel has commenced an administrative proceeding against Amazônia Celular regarding possible irregularities in respect of the election of four members to its board of directors appointed by a non-controlling shareholder. As none of the parties were penalized in said proceeding, it has been terminated in 2006.

Quality Standards

     Anatel filed two Procedures to Investigate Breaches of Obligations (PADO) against Amazônia Celular, alleging that it has not complied with the quality standards established in the General Quality Targets Plan. In one of these proceedings, filed in October 2006, involving the sum of R$400,000.00, Amazônia Celular filed an administrative defense and is awaiting decision on the matter. An initial decision was rendered against Amazônia Celular in the second proceeding, filed in October 2005, involving the sum of R$147,000.00. Amazônia Celular filed a request for reconsideration and administrative remedy and is currently awaiting decision on the matter.

Universalization Fund of Telecommunication Services (FUST)

     In November 2006, Amazônia Celular received a tax claim from Anatel, regarding the payment of FUST on interconnection revenues received in 2001. The collection of FUST on interconnection revenus received in 2001 was suspended by an injuction granted in the litigation related to FUST. For further information, see “Item 8A. Consolidated Financial Statements and Other Financial Information—Legal Proceedings—Tax Legal Proceedings—Litigation Related to the Universalization Fund of Telecommunication Services (FUST)”. Amazônia Celular submitted a defense and is now awaiting decision on the matter. The amount involved in this administrative proceeding is R$4.5 million. As the mater is being discussed in a legal proceeding, we and our legal advisors understand loss in not probable. As a result, no provision has been made.

Administrative Proceeding before the Ministry of Communications

Telecommunications Technological Development Fund (FUNTTEL)

     In December 2006, Amazônia Celular received a tax claim from the Ministry of Communications regarding the payment of FUNTTEL on interconnection revenues received in 2001. Amazônia Celular has submitted a defense and is now awaiting decision on the matter. The amount involved in this administrative proceeding is R$0.9 million. As we and our legal advisors understand loss is not probable, no provision has been made.

Dividend Policy and Dividends

General

     Pursuant to Brazilian Corporation Law, each corporation is required to pay its shareholders a minimum mandatory dividend at least on a yearly basis, except in specific cases provided for in the applicable law. The amount of the minimum mandatory dividend may be determined in the bylaws or, should the bylaws be silent, the relevant amount is determined in accordance with the applicable provisions in the Brazilian Corporation Law. The company may also consider the amount of the interest on capital distributed to its shareholders for the calculation of the minimum obligatory dividend to be paid. See “Item 10B. Additional Information¯Memorandum and Articles of Association¯Allocation of Net Income and Distribution of Dividends.” Moreover, Brazilian Corporation Law provides that each Brazilian company may only issue new preferred shares for public distribution if one of the following terms applies to the preferred shares: (i) priority in the receipt of dividends corresponding to at least 3% of the book value per share; (ii) dividends 10% higher than those paid for common shares; or (iii) tag along rights at 80% of the price paid to the controlling shareholder in case of a transfer of control. Our bylaws provide that preferred shares will be entitled to receive, on a priority basis, minimum, non-cumulative dividends according to the greater of the following criteria: (i) 6% per annum of the amount resulting from the division of the amount of the outstanding capital stock by the number of our outstanding shares; or (ii) the right to a share of the mandatory dividend (see the next following paragraph) based on (a) a priority to receive a minimum, non-cumulative dividend corresponding to 3% of the net asset value of each share; and (b) a right to a share of the profits to be distributed on the same basis as common shares, after common shares have been paid a dividend equal to the minimum preferred dividend mentioned in (a) above.

     Under our by-laws, we are required to distribute to our shareholders as dividends in respect to each fiscal year ending on December 31 an amount equal to not less than 25% of our net profit in any particular year, adjusted in accordance with the Brazilian Corporation Law. In addition to the mandatory dividend, our board of directors may recommend to our shareholders the payment of intermediate dividends from retained earnings and profit reserves. Any payment of intermediate dividends or the payment of interest on net worth will be netted against the amount of the mandatory dividend for that fiscal year.

     Under the Brazilian Corporation Law, if our board of directors determines prior to the annual shareholders’ meeting that payment of the mandatory dividend for the preceding fiscal year would be inadvisable in view of our financial condition, we need not pay the mandatory dividend, as long as it does not affect the right of the preferred shareholders to receive fixed or minimum dividends. This determination must be reviewed by our fiscal council and reported to our shareholders and to the CVM. If a mandatory dividend is not so paid, these earnings must be allocated to a special reserve account. If we do not incur the expected losses that cause us to withhold the mandatory dividend, we will be obligated to pay the mandatory dividend.

Payment of Dividends

     Every Brazilian corporation is required to hold an annual shareholders’ meeting, at which an annual dividend may be declared, no later than four months after the end of our fiscal year. Our bylaws allow the payment of intermediate dividends on a semiannual basis or shorter period in the current year based on a balance sheet prepared by our management, or out of preexisting and accumulated profits as set forth in the preceding fiscal year’s balance sheet or in the preceding six-month period’s balance sheet. According to the Brazilian Corporation Law, dividends inherent to a certain share are payable to the person registered as its holder on the date of approval of the payment, which in any event must occur within the same fiscal year of its declaration. See Note 11(b) to the financial statements. Any shareholder has a three-year period from the date the dividend payment was made available to claim dividends in respect of its shares, after which the right expires and the amount related to the dividends returns to the Company.

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

Dividend Policy and History of Dividend Payments

     Due to our significant capital expenditure requirements, our policy is to pay only the mandatory dividend owed to common and preferred shareholders, subject to an availability analysis conducted by our board of directors as discussed above. According to the Brazilian Corporation Law, Brazilian corporations cannot retain profits without justification. Therefore, except if retained under any of the reserves provided for in Articles 193 to 197 of the Brazilian Corporation Law, all net profits will have to be distributed to shareholders.

     The only significant asset the Registrant has other than cash is shares of Amazônia Celular. The Registrant relies almost exclusively on dividends from Amazônia Celular to meet cash needs, including the payment of dividends to its shareholders. The Registrant controls the payment of dividends by Amazônia Celular S.A., subject to limitations under Brazilian Corporation Law.

     The following table sets forth the dividends paid to holders of our common shares and preferred shares since 2002 in reais.

Year	Common Shares	Preferred Shares
(per 1,000 shares in R$)
2006	¯	0.01552(1)
2005	¯	¯
2004	¯	0.02073
2003	¯	¯
2002	¯	¯

______________________
(1)  This amount refers to dividends declared in 2004 that were not paid at that period.

     In fiscal year 2005, the Company’s statutory net loss, adjusted by the realization of the “unrealized income reserve,” amounted to R$21.2 million. Accordingly, no minimum mandatory dividend distribution was proposed in the fiscal year ended December 31, 2005.

     In the beginning of 2006, the Company reassessed the calculations of the minimum dividend related to fiscal year 2004, as the statutory net loss adjusted by the realization of “unrealized income reserve” resulted in a net income amounting to R$3.3 million. Accordingly, pursuant to article 203 of Law 6,404/76, in 2005, the Company recorded the minimum dividend related to the fiscal year 2004 to be paid to the preferred shareholders of record in the amount of R$3.3 million (R$0.015524 per thousand shares). As from the end of fiscal year 2005 up to the date of effective payment, the accumulated change of the SELIC in the period will be added to that amount.

     Shareholders who are not residents of Brazil must generally be registered with the Central Bank to have dividends and/or notional interest attributable to shareholders’ equity, sales proceeds or other amounts with respect to their shares eligible to be remitted in foreign currency outside of Brazil. See “Item 10D. Additional Information—Exchange Controls.” The preferred shares underlying the ADSs are held in Brazil by Banco Itaú S.A., our custodian, as agent for the depositary, which will be the registered owner on the records of the registrar for our preferred shares. The registrar is Banco ABN-AMRO Real S.A.

     Payments of cash dividends and distributions, if any, will be made in reais to the custodian on behalf of the depositary, which will then convert those proceeds into U.S. dollars and will cause those U.S. dollars to be delivered to the depositary for distribution to holders of ADSs as described above. In the event that the custodian is unable to convert immediately the reais received as dividends and/or notional interest attributable to shareholders’ equity into U.S. dollars, the amount of U.S. dollars payable to holders of ADSs may be adversely affected by devaluations of the real that occur before those distributions are converted and remitted. See “Item 3A. Key Information—Selected Financial Data—Exchange Rates.” Taxation applicable to dividends and notional interest attributable to shareholders’ equity in respect of the preferred shares paid to shareholders who are not Brazilian residents, including holders of ADSs, is discussed in “Item 10E. Additional Information—Taxation—Brazilian Tax Considerations.”

B. Significant Changes

     As of July 14, 2006, the Company adopted the “full billing” rule for interconnection charges, according to the new Regulation for Network Usage Fees of SMP Providers issued by Anatel, which established that interconnection payments between SMP operators for traffic in the same registration area may occur regardless of the traffic balance between the operators. Before the adoption of above-mentioned regulation, payments between SMP operators for traffic in the same area only occurred when the traffic balance between any two companies was either less than 45% or in excess of 55% (the “bill and keep” rule).

     The consequences of the adoption of the “full billing” regime for us are primarily (i) an the increase of interconnection costs and revenues and (ii) decrease of EBITDA and EBITDA margin.

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

     At December 31, 2005, there were:
  an aggregate of 210,460,313,451 preferred shares issued and outstanding and 124,623,841,906 common shares issued and outstanding, and
  2,785,765 ADSs representing 139,288,250,000 preferred shares held by foreign investors (to our knowledge based in each case on their addresses as indicated in our records for the shares in our custody), representing 66.18% of the total preferred shares outstanding.
     At September 30, 2006, there were:
  an aggregate of 210,460,313,451 preferred shares issued and outstanding and 124,623,841,906 common shares issued and outstanding, and

  2,453,577 ADSs representing 122,678,850,000 preferred shares held by foreign investors (to our knowledge based in each case on their addresses as indicated in our records for the shares in our custody), representing 58.29% of the total preferred shares outstanding.

     We have registered one class of ADSs under a registration statement on Form F-6 pursuant to the Securities Act. All of the ADSs were registered in the name of The Depository Trust Company. At December 31, 2005 and September 30, 2006, there were 63 and 60 holders of record of the ADSs, respectively.

     The following table presents the reported high and low closing sale prices for our preferred shares as reported on the São Paulo Stock Exchange in reais.

R$ per 1,000
preferred shares

Calendar Period	High	Low

2002	R$1.09	R$0.23
2003	R$0.63	R$0.30
2004	R$0.71	R$0.49
2005	R$0.50	R$0.27
2006	R$0.61	R$0.31
2007 (through March 1)	R$0.44	R$0.37

2004:
1st quarter	R$0.71	R$0.57
2nd quarter	R$0.66	R$0.53
3rd quarter	R$0.59	R$0.53
4th quarter	R$0.58	R$0.49

2005:
1st quarter	R$0.50	R$0.35
2nd quarter	R$0.36	R$0.30
3rd quarter	R$0.34	R$0.27
4th quarter	R$0.36	R$0.28

2006:
1st quarter	R$0.61	R$0.31
2nd quarter	R$0.49	R$0.35
3rd quarter	R$0.45	R$0.33
4th quarter	R$0.42	R$0.38

September 2006	R$0.40	R$0.35
October 2006	R$0.40	R$0.38
November 2006	R$0.42	R$0.38
December 2006	R$0.39	R$0.38
January 2007	R$0.44	R$0.37
February 2007	R$0.44	R$0.39
March 2007 (through March 1)	R$0.41	R$0.41

     The following table presents the reported high and low closing sales prices for the ADSs in U.S. dollars on the New York Stock Exchange for the periods indicated.

U.S. dollars per ADS

Calendar Period	High	Low

2000	US$67.00	US$29.06
2001	US$43.75	US$16.89
2002	US$23.76	US$3.29
2003	US$11.01	US$4.45
2004	US$12.99	US$8.47
2005	US$9.10	US$5.55
2006	US$14.05	US$7.20
2007 (through March 1)	US$10.55	US$8.44

U.S. dollars per ADS

Calendar Period	High	Low

2004:
First quarter	US$12.99	US$10.04
Second quarter	US$11.60	US$8.47
Third quarter	US$9.85	US$8.90
Fourth quarter	US$9.97	US$8.90

2005:
First quarter	US$9.10	US$6.58
Second quarter	US$6.97	US$6.12
Third quarter	US$7.55	US$5.55
Fourth quarter	US$7.88	US$6.39

2006:
First quarter	US$14.05	US$7.20
Second quarter	US$11.75	US$7.61
Third quarter	US$9.30	US$7.85
Fourth quarter	US$9.81	US$8.72

September 2006	US$9.26	US$8.10
October 2006	US$9.13	US$8.72
November 2006	US$9.81	US$8.77
December 2006	US$9.35	US$8.82
January 2007	US$10.40	US$8.44
February 2007	US$10.55	US$9.25
March 2007 (through March 1)	US$9.85	US$9.85

B. Plan of Distribution

     Not applicable.

C. Markets

Trading on the BOVESPA

General

     In 2000, the BOVESPA was reorganized through the execution of memoranda of understanding by the Brazilian stock exchanges. Under the memoranda, all securities are now traded only on the BOVESPA, with the exception of electronically traded public debt securities and privatization auctions, which are traded on the Rio de Janeiro Stock Exchange.

     When shareholders trade in common and preferred shares on the BOVESPA, the trade is settled in three business days after the trade date without adjustment of the purchase price for inflation. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. Delivery of and payment for shares are made through the facilities of the clearinghouse, Companhia Brasileira de Liquidação e Custódia, or CBLC.

     The BOVESPA is a nonprofit entity owned by its member brokerage firms. Trading on the BOVESPA is limited to member brokerage firms and a limited number of authorized nonmembers. The BOVESPA has two open outcry trading sessions each day from 11:00 a.m. to 6:00 p.m., São Paulo time, for all securities traded on all markets, except during daylight savings time in the United States. During daylight savings time in the United States, usually the sessions are from 10:00 a.m. to 5:00 p.m., São Paulo time, to closely mirror the NYSE trading hours. Trading is also conducted between 11:00 a.m. and 6:00 p.m., or between 10:00 a.m. and 5:00 p.m. during daylight savings time in the United States, on an automated system known as the Computer Assisted Trading System (Sistema de Negociação Assistida por Computador) on the BOVESPA and on the National Electronic Trading System (Sistema Eletrônico de Negociação Nacional). This system is a computerized system that links electronically with the seven smaller regional exchanges. The BOVESPA also permits trading from 6:45 p.m. to 7:30 p.m. on an online system connected to traditional and internet brokers called the “after market.” Trading on the after market is subject to regulatory limits on price volatility and on the volume of shares transacted through internet brokers. There are no specialists or officially recognized market makers for our shares in Brazil.

     In order to better control volatility, the BOVESPA adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the indices of the BOVESPA fall below the limits of 10% or 15%, respectively, in relation to the index registered in the previous trading session.

     At December 31, 2005, the aggregate market capitalization of the 382 companies listed on the BOVESPA was approximately R$1,128.5 billion (US$482.1 billion). At September 30, 2006, the aggregate market capitalization of the 346 companies listed on the BOVESPA was approximately R$1,269.1 billion (US$583.7 billion). The Brazilian equity market is relatively small and illiquid compared to major world markets. The ten largest companies represented 51.5% and 51.2% of the total market capitalization of all listed companies on the BOVESPA, in 2005 and during the nine-month period ended September 30, 2006, respectively. In 2005 and during the nine-month period ended September 30, 2006, the average monthly trading volume on the BOVESPA was approximately US$15.5 billion and US$22.3 billion, respectively. By comparison, as of December 31, 2005, the aggregate market capitalization of the 4,623 companies listed on the NYSE was approximately US$21.2 trillion, and the ten largest companies represented approximately 16.9%, of the total market capitalization of all listed companies. The 453 non-US listed companies, from 47 countries, represented US$7.9 trillion in total global market capitalization and more than 10% of NYSE daily volume as of December 31, 2005.

Corporate Governance Practices

     In 2000, the BOVESPA introduced three special listing segments, known as Level 1 and 2 of Differentiated Corporate Governance Practices and New Market (Novo Mercado), aiming at fostering a secondary market for securities issued by Brazilian companies with securities listed on the BOVESPA, by prompting such companies to follow good practices of corporate governance. The listing segments were designed for the trading of shares issued by companies voluntarily undertaking to abide by corporate governance practices and disclosure requirements in addition to those already imposed by Brazilian law. These rules generally increase shareholders’ rights and enhance the quality of information provided to shareholders.

     To become a Level 1 (Nível 1) company, in addition to the obligations imposed by current Brazilian law, an issuer must agree to (a) ensure that shares of the issuer representing 25% of its total capital are effectively available for trading, (b) adopt offering procedures that favor widespread ownership of shares whenever making a public offering, (c) comply with minimum quarterly disclosure standards including cash flow statements, (d) follow stricter disclosure policies with respect to transactions made by controlling shareholders, directors and officers involving securities issued by the issuer; (e) submit any existing shareholders’ agreements and stock option plans to the BOVESPA; and (f) make an annual calendar announcing scheduled corporate events, including information on the company, the event, date and time it is going to take place; any changes in the schedule must be promptly forwarded to BOVESPA and published.

     To become a Level 2 (Nível 2) company, in addition to the obligations imposed by current Brazilian law, an issuer must agree to (a) comply with all of the listing requirements for Level 1 companies, (b) grant tag-along rights for all shareholders in connection with a transfer of control of the company, offering the same price paid per share for controlling block common shares and 80% of the price paid per share for controlling block preferred shares, (c) grant voting rights to holders of preferred shares in connection with certain corporate restructurings and related-party transactions, such as: (i) any transformation of the company into another corporate form, (ii) any merger, consolidation or spin-off of the company, (iii) approval of any transactions between the company and its controlling shareholder, including parties related to the controlling shareholder, (iv) approval of any valuation of assets to be delivered to the company in payment for shares issued in a capital increase, (v) appointment of an independent company, with renowned expertise, to ascertain the economic value of the company in connection with any deregistration and delisting tender offer, and (vi) any changes to these voting rights, (d) have a board of directors comprised of at least five members, of which at least 20% must be “independent,” as defined by the BOVESPA, with a term limited to two years, (e) if it elects to delist from the Level 2 segment, hold a tender offer by the company’s controlling shareholder (the minimum price of the shares to be offered will be the economic value determined by an appraisal process), and, for the same purposes, in the case of companies with diffuse control (controlling power exercised by the shareholder holding less than 50% of the voting capital and per group of shareholders who are not signatories of voting agreements and which is not under a common control and does not act as a representative of a common interest) to comply with complementary rules to be issued by BOVESPA; (f) disclose: (i) quarterly financial statements in English or prepared in accordance with U.S. GAAP or International Financial Reporting Standards (IFRS); and (ii) annual financial statements in English, including cash flow statements, prepared in accordance with U.S. GAAP or International Financial Reporting Standards (IFRS), in U.S. Dollars or reais, and (g) adhere exclusively to the rules of the BOVESPA Arbitration Chamber for resolution of disputes involving the controlling shareholders, the managers and the members of the fiscal committee.

     To be listed in the Novo Mercado, an issuer must meet all of the requirements described above, and in addition to (a) issuing only voting shares and ensuring that all the shares will be composed exclusively of common shares, (b) granting tag-along rights for all shareholders in connection with a transfer of control of the company, offering the same price paid per share for controlling block common shares.

Regulation of Brazilian Securities Markets

     The Brazilian securities markets are regulated by the CVM, which has regulatory authority over the stock exchanges and securities markets, as well as by the Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. The Brazilian securities market are governed by Law No. 10,198 dated February 14, 2001, Law No. 10,303 dated October 31, 2001, known as Law No. 10,303, and Law No. 10,411 dated February 26, 2002, which introduced new concepts and several changes to Law No. 6,385 dated December 7, 1976, as amended and supplemented, the principal law governing the Brazilian securities markets, by Law No. 6,404 of December 15, 1976, as amended, known as the Brazilian Corporation Law, and by regulations issued by the CVM, the CMN and the Central Bank. These laws and regulations, among others, provide for disclosure requirements applicable to issuers of traded securities, criminal sanctions for insider trading and price manipulation, and protection of minority shareholders. They also provide for licensing and oversight of brokerage firms and governance of Brazilian stock exchanges.

     Under the Brazilian Corporation Law, a company is either publicly-held (companhia aberta), such as we are, or closely-held (companhia fechada). All publicly-held companies are registered with the CVM and are subject to reporting requirements. A company registered with the CVM may have its securities traded either on the BOVESPA or in the Brazilian over-the-counter market. The shares of a public company may also be traded privately, subject to some limitations. To be listed, a company must apply for registration with the CVM and the BOVESPA.

     Trading in securities on the BOVESPA may be suspended at the request of a company in anticipation of a material announcement. Trading may also be suspended at the initiative of the BOVESPA or the CVM, among other reasons, based on or due to a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by the CVM or the BOVESPA.

     Trading on the BOVESPA by nonresidents of Brazil is subject to certain limitations under Brazilian foreign investment and tax legislation. The Brazilian custodian for the preferred shares underlying the ADSs must, on behalf of the depositary for the ADSs, obtain registration from the Central Bank to remit U.S. dollars abroad for payments of dividends, any other cash distributions, or upon the disposition of the shares and sales proceeds thereof. If you exchange your ADSs for preferred shares, you will be entitled to continue to rely on the custodian’s electronic certificate of foreign capital registration for five business days after the exchange. Thereafter, you may not be able to obtain and remit abroad non-Brazilian currency upon the disposition of or distributions relating to the preferred shares, and will be subject to a less favorable tax treatment on gains with respect to the preferred shares, unless you obtain a new electronic certificate of foreign capital registration or qualify under Brazilian foreign investment regulations that entitle some foreign investors to buy and sell shares on the BOVESPA without obtaining separate electronic certificates of foreign capital registration. See “Item 10D. Additional Information¯Exchange Controls.”

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

Changes in the Brazilian Corporation Law

     On October 31, 2001, Law No. 10,303, amending the Brazilian Corporation Law, was enacted. The main goal of Law No. 10,303 is to broaden the rights of minority shareholders. Law No. 10,303:

  obligates controlling shareholders to make a tender offer for shares if they increase their interest in share capital to a level that materially and negatively affects the liquidity of our shares, as defined by the CVM;

  requires any acquirer of control to make a tender offer for common shares at a price equal to 80% of the per share price paid for the controlling block of shares;
  authorizes us to redeem minority shareholders’ shares if, after a tender offer, our controlling shareholders increase their participation in our total share capital to more than 95%;
  entitles dissenting or, in certain cases, non-voting shareholders to obtain redemption upon a decision to conduct a spin-off that results in (a) a change of our corporate purpose, (b) a reduction in the mandatory dividend or (c) any participation in a group of companies (as defined by the Brazilian Corporation Law);
  requires that the preferred shares have one of the following advantages in order to be listed and to trade on a stock exchange: (a) priority in receipt of dividends corresponding to at least 3% of the book value per share (after this priority condition is met, equal conditions apply to common shares); (b) dividends 10% higher than those paid for common shares; or (c) a tag-along right at 80% of the price paid to the controlling shareholder in case of a transfer control. No withdrawal rights arise from such amendments made before December 31, 2002;
  entitles shareholders that are not controlling shareholders but that together hold (a) preferred shares representing at least 10% of our total share capital or (b) common shares representing at least 15% of our voting capital the right to appoint one member and an alternate to our board of directors. If no group of common or preferred shareholders meets the thresholds described above, shareholders holding preferred or common shares representing at least 10% of our total share capital are entitled to combine their holdings to appoint one member and an alternate to our board of directors. Until 2005, the board members that may be elected pursuant to (a) above or by the combined holdings of holders of preferred and common shares are to be chosen from a list of three names drawn up by the controlling shareholder. Any such members elected by the minority shareholders will have veto powers on the selection of our independent auditors;
  requires controlling shareholders, shareholders that appoint members of our board of directors or fiscal council and members of our board of directors, board of executive officers or fiscal council to file immediately with the CVM and the stock exchanges (or the over-the-counter markets on which our securities are traded) a statement of any change in their shareholdings; and
  requires us to send copies of the documentation we submit to our shareholders in connection with shareholders meetings to the stock exchanges on which our shares are most actively traded.

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

  to control companies that perform activities related to the mobile telephone sector in the areas of concessions or authorizations;
  to promote, through our controlled or affiliated companies, the expansion and implementation of mobile telephone services in the areas of concessions or authorizations;
  to promote, to perform or to assist in domestic and foreign investments to be made by us or our controlled companies;
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
Shareholders’ Meeting

     Our annual shareholders’ meeting must occur within four months following the close of our fiscal year and other shareholders’ meetings must be held whenever required. The Brazilian Corporation Law and our bylaws require that all our shareholders’ meetings be called by publication of a notice in newspapers of general circulation in our principal place of business, currently the city of Brasília, at least fifteen days prior to the meeting and for three consecutive business days. In addition, the CVM may also require the first call for a shareholders’ meeting to be made up to 30 days before such shareholders’ meeting. The quorum to hold shareholders’ meetings on first call is generally 25% of the shares entitled to vote and, on second call, the meetings can be held with the presence of any number of the shares entitled to vote.

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
  to decrease the mandatory dividend;
  to merge a company into, or to consolidate a company with, another company or to spin it off;
  to become a member of a group of companies;
  to modify the corporate purposes of the company;
  to cease the liquidating status of the company;

  to issue founder’s shares; or
  to dissolve the company.

     Our bylaws establish that general shareholders’ meetings addressed to deliberate subjects requiring special approval must be called at least 30 days in advance.

Preferred Shares and Common Shares

     The following is a summary of the material terms of our common and preferred shares, including related provisions of our bylaws and the Brazilian Corporation Law.

General

     As of December 31, 2005, our paid-in capital was R$84,850,577.76, and our share capital consisted of a total of 124,623,841,906 outstanding common shares and 210,460,313,451 preferred shares, without par value. All our outstanding shares are fully paid. Under our bylaws, the number of preferred shares may not exceed two-thirds of the total number of outstanding shares. We may issue preferred shares without maintaining a fixed proportion to common shares provided we observe the limit prescribed by law. Under the Brazilian Corporation Law, the number of preferred non-voting or restricted voting shares outstanding, such as the preferred shares, may not exceed one-half of the total number of outstanding shares. According to Law No. 10,303, this new limit on the issuance of preferred shares does not apply to existing listed companies, including us. Currently, our common shares and preferred shares ratio with respect to our total share capital is 0.3719 and 0.6281, respectively.

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

Common Shares

     Each common share entitles the holder thereof to one vote at our annual and special shareholders’ meetings. Under the Brazilian Corporation Law, our common shares are entitled to dividends or other distributions made in respect of the common shares in proportion to their share of the amount available for the dividend or distribution. See “¯Allocation of Net Income and Distribution of Dividends—Distribution of Dividends” for a more complete description of payment of dividends and other distributions on our common shares. In addition, upon any liquidation, our common shares are entitled to return of capital in proportion to their share of our net worth.

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

     The Brazilian Corporation Law provides that non-voting or restricted-voting shares (such as the preferred shares) entitled to fixed or minimum dividends acquire unrestricted voting rights beginning when a company has failed for three consecutive fiscal years (or for any shorter period set forth in a company’s constituent documents) to pay any fixed or minimum dividend to which such shares are entitled and continue to hold such voting rights until payment thereof is made. Our bylaws do not provide for any shorter period. Amazônia Celular, our operating company, has not paid any dividends to its holders of preferred shares during the last two consecutive years.

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

     Mandatory dividends. Our shareholders are generally entitled to receive mandatory dividends each year, in an amount equivalent to 25% of our adjusted net income. Adjusted net income is net income under Brazilian GAAP following the addition or subtraction of:

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

     If prior to a general shareholders’ meeting, our board of directors’ recommends that payment of mandatory dividends with respect to the preceding fiscal year would not be advisable in view of our financial condition, our shareholders would decide at the shareholders’ meeting whether or not to make that distribution. The recommendation of the board of directors must be reviewed by our fiscal council, if it is convened, and reported to our shareholders and to the CVM.

     Legal reserve account. We are required to maintain a legal reserve account to which we must allocate 5% of our net income for each fiscal year until the amount of the reserve equals 20% of our share capital. The allocation of a portion of the net income to the legal reserve account is mandatory, even though it must be submitted to the approval by the shareholders voting at the general shareholders’ meeting and may be transferred to our capital account or used to offset accumulated losses. However, we are not required to make any allocations to our legal reserve in respect of any fiscal year in which it, when added to our other established capital reserves, exceeds 30% of our capital. Net losses, if any, may be charged against the legal reserve account. The legal reserve account is not available for the payment of dividends. At December 31, 2005, the balance of our legal reserve was R$7.5 million, which was equal to 9% of our share capital.

     Statutory reserve account. Our bylaws provide that our shareholders may allocate up to 10% of our net income (adjusted pursuant to the Brazilian Corporation Law) to a working capital backup reserve. This reserve, however, may not exceed 10% of our net book value. At December 31, 2005, we had no working capital backup reserve.

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

     We are required to pay a non-cumulative preferred dividend on our preferred shares in an amount equal to 6% per year, over the value resulting from the division of subscribed capital by the total number of shares, or, alternatively, minimum non-cumulative dividends corresponding to 3% of the net asset value of each share. We must choose the alternative representing the higher value. In 2006, we paid the holders of preferred shares R$3.4 million as the minimum dividends for the year of 2004. However, no payment was made to the holders of common shares, in view of the absence of profits for distribution as dividends from Amazônia Celular. The retention of dividends referring to the year ended December 31, 2004 was set forth by a shareholders’ meeting held on April 27, 2006.

     For purposes of the mandatory distribution requirement, we included in adjusted net income part of the unrealized income reserve transferred upon the breakup of Telebrás, which amounted to R$59.3 million (R$11.9 million as of December 31, 2005) and is included in distributable capital and other reserves in our shareholders’ equity. We decided to include the unrealized reserve in the calculation of the mandatory distribution requirements over a ten-year period, ending in 2007. We cannot assure you that the mandatory distribution of the unrealized income reserve will not result in substantial additional dividend requirements.

     Distributions of interest on our net worth may constitute an alternative form of payment to shareholders. These payments may qualify as part of the mandatory dividend at their net value. Please see “—Taxation—Brazilian Tax Considerations.”

     Dividends are generally required to be paid within 60 days after the date the dividends were declared to the holder of record, unless a shareholders’ resolution sets forth another date of payment. This date must, in either case, be prior to the end of the fiscal year in which the dividend is declared. A shareholder has a three-year period following the date on which the dividend payment is made available to claim a dividend in respect of its shares, after which it reverts to the company. We are not required to adjust the amount of the dividend for inflation for the period from the date of declaration to the payment date (except for the case of judicial dispute resulting indemnity for pain and suffering).

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

Interest on Capital

     Law No. 9,249, of December 26, 1995, as amended, provides for the distribution of interest on our capital as an alternative form of payment to shareholders. Such interest is limited to the daily pro rata variation of the federal government’s long-term interest rate as determined by the Central Bank from time to time. We may treat these payments as a deductible expense for corporate income tax and social contribution purposes, provided that some limits are observed. See “¯Taxation—Brazilian Tax Considerations—Distribution of Interest on Capital.”

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

  to create preferred shares or to increase the existing classes of preferred shares, without maintaining the proportion with the remaining classes of preferred shares, except if provided for and authorized in the bylaws, subject to the conditions set forth in the Brazilian Corporation Law;
  changes in the preferences, advantages and conditions of redemption or amortization of one or more classes of preferred shares, or the creation of a new class with greater privileges, subject to the conditions set forth in the Brazilian Corporation Law;
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

     The Brazilian Corporation Law allows companies to reimburse the withdrawn shareholders of the amount of their shares at their economic value, subject to the provisions of their bylaws and certain other requirements. Our bylaws currently do not provide that the reimbursement will be effected at its economic value of the shares; consequently, any reimbursement pursuant to the Brazilian Corporation Law would be made based on the book value per share, determined on the basis of the last balance sheet approved by the shareholders. However, if a shareholders’ meeting giving rise to the reimbursement rights occurred more than 60 days after the date of the last approved balance sheet, a shareholder would be entitled to demand that his or her shares be valued on the basis of a new balance sheet dated within 60 days of such shareholders’ meeting.

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

Majority of Independent Directors

     The NYSE rules require that a majority of the board must consist of independent directors. Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company. Brazilian law does not have a similar requirement. Under Brazilian law, neither our board of directors nor our management is required to test the independence of directors before their election to the board. However, both Brazilian Corporate Law and the CVM have established rules that require directors to meet certain qualification requirements and that address the compensation and duties and responsibilities of, as well as the restrictions applicable to, a company’s executive officers and directors. Although our directors meet the qualification requirements of Brazilian Corporate Law and the CVM, we do not believe that our directors would be considered independent under the NYSE test for director independence. Brazilian Corporate Law and our bylaws require that our directors be elected by our shareholders at a general shareholders meeting.

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

Audit Committee

     NYSE rules require that listed companies have an audit committee that (i) is composed of a minimum of three independent directors who are all financially literate, (ii) meets the SEC rules regarding audit committees for listed companies, (iii) has at least one member who has accounting or financial management expertise and (iv) is governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities. However, as a foreign private issuer, we need only to comply with the requirement that the audit committee, or fiscal council in our case, meet the SEC rules regarding audit committees for listed companies. Brazilian Corporate Law requires companies to have a permanent or non-permanent fiscal council composed of three to five members who are elected at the general shareholders’ meeting. The fiscal council operates independently from management and from a company’s external auditors. Its main function is to monitor the activities of management, examine the financial statements of each fiscal year and provide a formal report to our shareholders.

     On July 29, 2005, our board of directors decided that our fiscal council would undertake the responsibilities of an audit committee, including making recommendations to the board of directors on appointment and retention of independent auditors, processing complaints regarding accounting and auditing, and engaging advisers. See Item 16D – Exemptions from the Listing Standards for Audit Committees.

     We have a permanent fiscal council that consists of three to five members. Beginning in April 2006, our fiscal council holds ordinary meetings on quarterly basis and, extraordinarily, whenever it is necessary. The members of our fiscal council are all financially literate and one member has accounting expertise that qualifies him as audit committee financial expert.

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

Internal Audit Function

     NYSE rules require that listed companies maintain an internal audit function to provide management and the audit committee with ongoing assessments of the company’s risk management processes and system of internal control. Our internal audit function is the responsibility of our chief executive officer. Our financial department is supported in its internal audit function by our quality control department, which is responsible for the evaluation and effectiveness of our internal procedures and reporting systems.

C. Material Contracts

Personal Mobile Service Authorizations

     We obtained a mobile cellular concession from the Brazilian Ministry of Communications on November 4, 1997. On February 19, 2004, we signed an authorization contract with Anatel to migrate to the SMP regime, which will replace the SMC. We also acquired additional spectrum from Anatel on the 1,800 MHz and the 900 MHz frequency ranges. The terms of our authorization are described in “Item 4B. Information on the Company—Business Overview¯Regulation of the Brazilian Telecommunications Industry.”

     In June 2005, Anatel granted us a license to provide Multimedia Communication Services (Serviço de Comunicação Multimídia), allowing us to provide this high speed data service throughout Brazil and increase our product portfolio.

Material Financing Agreements

BNDES

     On December 14, 2000, we obtained a R$162.6 million five-year facility from the Brazilian National Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social (BNDES)) and a consortium of three Brazilian banks: Banco Itaú BBA S.A., Banco Bradesco S.A. and Banco Alfa de Investimento S.A. The proceeds of this facility were invested in the expansion of our coverage area and the introduction of new services. This facility had an annual interest rate of 5.8% (3.8% until December, 2004) over either (i) the average cost of BNDES’ currency basket (based on rates and charges, including taxes, applicable to BNDES’ debt obligations in foreign currency) and (ii) the long-term interest rate disclosed by the Central Bank, depending on the tranche. Principal was payable monthly. On February 2, 2005 and March 1, 2005, lenders waived compliance by Amazônia Celular with certain covenants in the agreement. At December 31, 2005, there was R$1.2 million outstanding under this facility. The remaining balance was paid on maturity, in January 2006.

Citibank

     On October 20, 2000, we entered into a US$50 million credit agreement with Citibank and others to finance the purchase and installation of goods and services related to our cellular telecommunications plant. This facility had an interest rate of six-month LIBOR plus 2.625% per year, plus a guarantee fee of 1.3% per year. Principal and interest were payable semi-annually, with a final maturity on October 25, 2005. On January 8, 2004, the credit agreement was amended in order to permit the Amazônia Celular’s participation in the Notes Units Transaction. On February 18, 2005, the credit agreement was again amended to change certain financial covenants. In October 2005, the final balance was paid by us.

Network Agreements

Ericsson Telecomunicações S.A. and Ericsson Serviços de Telecomunicações Ltda.

     On July 1, 2004, Amazônia Celular S.A. and Telemig Celular S.A. entered into an agreement with Ericsson to provide and implement our GSM Core network. Under the terms of this agreement, Ericsson has agreed to provide all equipment, material, software and services forming our GSM Core network. The total amount payable to Ericsson under the terms of the agreement is R$60.0 million of which we will pay R$15.8 million, and Telemig will pay R$44.2 million.

     On July 16, 2004, Amazônia Celular S.A. entered into an agreement with Ericsson to provide and implement our GSM ACCESS network. Under the terms of this agreement, Ericsson has agreed to provide all equipment, material, software and services forming our GSM ACCESS network. The total amount payable to Ericsson under the terms of the agreement is R$66 million.

     On March 31, 2005, Amazônia Celular S.A., Telemig, Ericsson Telecomunicações S.A. and Ericsson Serviços de Telecomunicações Ltda. entered into an agreement to provide and implement the expansion of our GSM CORE network. Under the terms of this agreement, Ericsson will provide the equipment, material, software and services necessary for the expansion of our GSM CORE network. The total amount payable to Ericsson under the terms of the agreement is R$72.6 million, of which we will pay R$22.0 million, and Telemig will pay R$50.6 million.

     On September 19, 2006, Amazônia Celular S.A. entered into a new agreement with Ericsson Telecomunicações S.A. and Ericsson Serviços de Telecomunicações Ltda. to provide and implement the expansion of our GSM CORE network. Under the terms of this agreement, Ericsson has agreed to provide all equipment, material, software and services necessary for the expansion of our GSM CORE network. The total amount payable to Ericsson under the terms of the agreement is R$0.8 million.

     On September 19, 2006, Amazônia Celular S.A. entered into a new agreement with Ericsson Telecomunicações S.A., Ericsson Serviços de Telecomunicações Ltda. and Ericsson Gestão e Serviços de Telecomunicações Ltda. to provide and implement the expansion of our GSM ACCESS network. Under the terms of this agreement, Ericsson has agreed to provide all equipment, material, software and services necessary for the expansion of our GSM ACCESS network. The total amount payable to Ericsson under the terms of the agreement is R$4.9 million.

D. Exchange Controls

     The right to convert dividend or interest payments and proceeds from the sale of shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investments have been registered with the Central Bank and the CVM. Such restrictions on the remittance of foreign capital abroad may hinder or prevent the custodian for our preferred shares represented by our ADSs or the holders of our preferred shares from converting dividends, distributions or the proceeds from any sale of these preferred shares into U.S. dollars and remitting the U.S. dollars abroad. Holders of our ADSs could be adversely affected by delays in, or refusal to grant any, required government approval to convert Brazilian currency payments on the preferred shares underlying our ADS and to remit the proceeds abroad.

     Resolution No. 1,927 of the National Monetary Council provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. It restates and amends Annex V to Resolution No. 1,289 of the National Monetary Council, known as the Annex V Regulations. The ADS program was approved under the Annex V Regulations by the Central Bank and the CVM prior to the issuance of the ADSs. Accordingly, the proceeds from the sale of ADSs by ADR holders outside Brazil are not subject to Brazilian foreign investment controls, and holders of the ADSs are entitled to favorable tax treatment under certain circumstances.

     Under Resolution 2,689 of the CMN, of January 26, 2000, foreign investors registered with the CVM may buy and sell Brazilian securities, including our preferred shares, on Brazilian stock exchanges without obtaining separate certificates of registration for each transaction. Registration is available to qualified foreign investors, which principally include foreign financial institutions, insurance companies, pension and investment funds, charitable foreign institutions and other institutions that meet certain minimum capital and other requirements. Resolution 2,689 also extends favorable tax treatment to registered investors. See “¯Taxation—Brazilian Tax Considerations.”

     Pursuant to the Resolution 2,689 foreign investors must: (i) appoint at least one representative in Brazil with the ability to perform actions regarding the foreign investment; (ii) complete the appropriate foreign investor registration form; (iii) obtain registration as a foreign investor with CVM; and (iv) register the foreign investment with the Central Bank.

     The securities and other financial assets held by a foreign investor pursuant to Resolution 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or by the CVM or be registered in register, clearing and custody systems authorized by the Central Bank or by the CVM. In addition, the trading of securities is restricted to transactions carried out on the stock exchanges or over-the-counter markets licensed by the CVM.

     A certificate of registration has been generated in the name of the depositary with respect to the ADSs and is maintained by the custodian on behalf of the depositary. Pursuant to the registration, the custodian and the depositary are able to convert dividends and other distributions with respect to the preferred shares represented by ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges such ADSs for preferred shares, such holder will be entitled to continue to rely on the depositary’s certificate of registration for five business days after such exchange following which such holder must seek to obtain its own certificate of registration with the Central Bank. A holder of preferred shares may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distribution with respect to, the preferred shares, unless such holder qualifies under Resolution No. 2,689 regulations or obtains its own certificate of registration.

     If the shareholder does not qualify under Resolution 2,689 by registering with the CVM and the Central Bank and appointing a representative in Brazil, the holder will be subject to less favorable Brazilian tax treatment than a holder of ADSs. Regardless of qualification under Resolution 2,689, residents in tax haven jurisdictions are subject to less favorable tax treatment than other foreign investors. See “—Taxation—Brazilian Tax Considerations.”

     Under current Brazilian legislation, the federal government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance in Brazil’s balance of payments. For approximately six months in 1989 and early 1990, the federal government froze all dividend and capital repatriations held by the Central Bank that were owed to foreign equity investors in order to conserve Brazil’s foreign currency reserves. These amounts were subsequently released in accordance with federal government directives. There can be no assurances that the federal government will not impose similar restrictions on foreign repatriations in the future.

E. Taxation

     The following discussion is a summary of the material Brazilian and U.S. federal income tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs. This summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase preferred shares or ADSs. This summary is based upon the tax laws of Brazil and related regulations and on the Federal income tax laws of the United States and related regulations as in effect on the date of this annual report. These laws and regulations may change in the future possibly with retroactive effect and may be subject to differing interpretations.

     Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. We cannot assure you, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of preferred shares or ADSs. In some circumstances, due to internal provisions of each country, a tax in Brazil (see below “-Brazilian Tax Considerations-Distribution of Interest on Capital”), can generate a tax credit for the holder. Prospective holders of preferred shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs in their particular circumstances including, the effect of any state, local or other tax laws including U.S. Federal estate, gift and alternative minimum taxes.

Brazilian Tax Considerations

     The following discussion summarizes material Brazilian tax consequences relating to the acquisition, ownership and disposition of preferred shares or ADSs by a holder not deemed to be domiciled in Brazil for Brazilian tax purposes (a “non-Brazilian holder”). This discussion does not address all the Brazilian tax considerations that may be applicable to any such particular non-Brazilian holder, and each non-Brazilian holder should consult his or her own tax advisor about the Brazilian tax consequences of investing in preferred shares or ADSs.

Taxation of Dividends

     Dividends paid by us in cash or in kind from profits for periods beginning on or after January 1, 1996 (i) to the depositary in respect of preferred shares, underlying ADSs or (ii) to a non-Brazilian holder in respect of preferred shares, will not be subject to Brazilian withholding income tax, in accordance with Law No. 9.249/95, article 10.

Taxation of Capital Gains

     According to Law No. 10,833/03, the disposition of assets located in Brazil, by a non-Brazilian holder, whether to a resident in Brazil or not, may be subject to taxation in Brazil. In this sense, on the disposition of the preferred shares, as defined as an asset located in Brazil, the non-Brazilian holder may be subject to income tax on the gains assessed, following the rules described below, no matter if the transaction is conducted in Brazil or abroad and with a Brazilian resident or not. Regarding ADSs, although we believe that the ADSs do not fall within the definition of assets located in Brazil, for purposes of Law No. 10,833/03, considering the general and unclear scope of such provisions and the lack of a judicial court ruling in respect thereto, we are unable to predict whether such understanding will ultimately prevail in the courts of Brazil. Thus, the gain on the disposition of ADSs by a non-Brazilian holder to a resident in Brazil (or even to a non-Brazilian holder in case the argument above do not prevail) may be subject to income tax in Brazil according to the rules described below for the disposition of preferred shares, when applicable.

     As a general rule, capital gain or loss is defined as the difference between the amount realized on the sale or exchange and the acquisition cost of the shares sold, measured in nominal reais (without correction for inflation).

     It is important to note that, for purposes of Brazilian taxation, the income tax rules on gains related to the disposition of preferred shares or ADSs vary depending on the domicile of the non-Brazilian holder, the form by which it has registered its investment before the Central Bank and/or how the disposition is carried out, as described below.

     The deposit of preferred shares in exchange for ADSs may be subject to Brazilian income tax on capital gains at the rate of 15% if the amount previously registered with the Central Bank, as a foreign investment in the preferred shares is lower than (1) the average price per preferred share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit; or (2) if no preferred shares were sold on that day, the average price on the Brazilian stock exchange on which the greater number of preferred shares were sold in the 15 trading sessions immediately preceding such deposit. In such a case, the difference between the amount previously registered and the average price of the common shares calculated as above, will be considered a capital gain. There is ground to argue that such taxation is not applicable in case of non-Brazilian holder registered under Resolution 2,689/00 of the National Monetary council (“2,689 holder”) that is not domiciled in a country or location that does not impose income tax or where the income tax rate is lower than 20% or where the local legislation imposes restrictions on disclosing the shareholding composition or the ownership of the investment (“tax haven holder”). The withdrawal of preferred shares upon cancellation of ADSs is not subject to Brazilian tax as far as the regulatory rules are appropriately observed in respect to the registration of the investment before the Brazilian Central Bank.

     Capital gains realized by non-Brazilian holders on dispositions of preferred shares carried out on the Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market):

  are exempt from income tax when assessed by a non-Brazilian holder that is a 2,689 holder and is not a tax haven holder;
  are subject to income tax at a rate of 15%, in any other case, including gains assessed by a non-Brazilian holder that (i) is not a 2,689 holder; or (ii) is a 2,689 holder but is a tax haven holder. In these cases, a withholding income tax of 0.005% will be applicable and can be offset with the eventual income tax due on the capital gain.

     Any other gains assessed on the disposition of the preferred shares that are not carried out on the Brazilian stock exchange are subject to income tax at a rate of 15%, except for a tax haven resident who, in this case, is subject to income tax at a rate of 25%. In case these gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation, the withholding income tax of 0.005% will also be applicable and can be offset against with the eventual income tax due on the capital gain.

     In the case of redemption or capital reduction of preferred shares or ADSs, the positive difference between the amount effectively received by the non-Brazilian holder and the acquisition cost of the securities reduced/redeemed is treated as gains from the disposition of such preferred shares not carried out on a Brazilian stock exchange market being therefore subject to income tax at a rate of 15%, or 25%, as the case may be.

     Any exercise of preemptive rights relating to the preferred shares or ADSs will not be subject to Brazilian taxation. Gain realized by a non-resident holder on the disposition of preemptive rights will be subject to Brazilian income tax according to the same rules applicable to the sale or disposition of preferred shares.

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

  50% of net income (after the deduction of the provisions for social contribution on net profits but before taking into account the provision for income tax and the interest on capital) for the period in respect of which the payment is made, or

  50% of the sum of retained profits and profit reserves as of the date of the beginning of the period in respect of which the payment is made.

     Payments of interest on capital are decided by the shareholders on the basis of the recommendations of a company’s board of directors.

     Distributions of interest on capital paid to non-Brazilian holders of preferred shares, including payments to the depositary in respect of preferred shares underlying ADSs, are subject to Brazilian withholding tax at the rate of 15%, or 25%, if the non-Brazilian holder is a tax haven holder.

     We cannot assure you that our board of directors will not recommend that future distributions of profits should be made by means of interest on capital instead of by means of dividends.

Other Brazilian Taxes

     There are no Brazilian taxes applicable to the ownership, transfer or disposition of preferred shares or ADSs by a non-Brazilian holder except for gift and inheritance taxes levied by some states in Brazil on gifts made or inheritances bestowed by such non-Brazilian holder to individuals or entities that are resident or domiciled within such state in Brazil.

     Conversion of Brazilian currency into foreign currency, such as for purposes of paying dividends and interest, and the conversion into Brazilian currency of proceeds received by a Brazilian entity is subject to Tax on Foreign Exchange Transactions (“IOF/Exchange”). The tax rate on transactions involving preferred shares or ADSs is currently 0%, but the Minister of Finance has the legal power to increase the rate to a maximum of 25%. Any such increase will be applicable only prospectively.

     Tax on Transactions with Bonds or Securities (“IOF/Bonds and Securities”) may be imposed on any transactions involving bonds and securities, even if these transactions are performed on the Brazilian stock, futures or commodities exchange. As a general rule, the rate of this tax is currently 0% for transactions involving preferred shares and ADSs, but the Minister of Finance may increase such rate up to 1.5% per day, but only with respect to future transactions.

      In addition, as a general rule, Tax on Bank Accounts (“CPMF”) is imposed on any debit to bank accounts at the rate of 0.38% . Therefore, transactions carried out by the depositary or by holder of the preferred shares which involve the transfer of Brazilian currency through Brazilian financial institutions could be subject to CPMF. Currently, funds transferred for the acquisition of shares on Brazilian stock exchange and the remittance abroad of the proceeds earned from the disposition of preferred shares in Brazil are exempt of the CPMF.

U.S. Federal Income Tax Considerations

     The following discussion is a general summary of the material U.S. federal income tax considerations of the ownership and disposition of our preferred shares or ADSs that may be relevant to you if you are a U.S. holder (as defined below) of such shares or ADSs. This discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed U.S. Treasury regulations, administrative pronouncements of the U.S. Internal Revenue Service (“IRS”) and judicial decisions, all as now in effect, and all of which are subject to change, possibly with retroactive effect, and to different interpretations. This discussion does not address all of the U.S. federal income tax considerations that may be relevant to you in light of your particular circumstances, and does not discuss any application of state, local or non-U.S. tax law or any aspect of U.S. federal tax law other than income taxation. Moreover, this discussion deals only with our preferred shares or ADSs that you will hold as capital assets (generally, property held for investment), and it does not apply to U.S. holders subject to special U.S. federal income tax rules, such as banks or other financial institutions, insurance companies, securities dealers, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, tax-exempt organizations, persons that hold our preferred shares or ADSs as a hedge or as part of an integrated investment (including a straddle), persons owning directly, indirectly or constructively, 10% or more of our voting stock and persons whose “functional currency”, for U.S. federal income tax purposes, is not the U.S. dollar. For purposes of this discussion, a “U.S. holder” is a beneficial owner of our preferred shares or ADSs that is, for U.S. federal income tax purposes:

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

Taxation of Distributions

     In general, distributions with respect to our preferred shares or ADSs (which likely would include distributions of notional interest charges attributed to shareholders’ equity, as described above under “-Brazilian Tax Considerations-Distribution of Interest on Capital”) will constitute dividends for U.S. federal income tax purposes, to the extent made from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds the amount of our current and accumulated earnings and profits, the excess will be treated as a non-taxable return of capital to the extent of your tax basis in our preferred shares or ADSs, and thereafter as capital gain. As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.

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

     Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the ADSs will be subject to taxation at the current rate of 15% if the dividends represent “qualified dividend income.” Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). Under current guidance issued by the IRS, the ADSs should qualify as readily tradable on an established securities market in the United States so long as they are listed on the New York Stock Exchange. However, no assurances can be given that the ADSs will be or remain readily tradable under future guidance. Based on our audited financial statements, financial projections, relevant market and shareholder data, and current estimates regarding the value and nature of our assets, we do not believe that we were a PFIC for U.S. federal income tax purposes with respect to our 2006 taxable year. However, because these determinations are based on the nature of our income and assets, and involve the application of complex tax rules, no assurances can be provided that we will not be considered a PFIC for the current, or any past or future tax year. See “¯Passive Foreign Investment Company Rules” below.

     Based on existing guidance, it is not entirely clear whether dividends received with respect to the preferred shares to the extent not represented by ADSs will be treated as qualified dividend income, because the preferred shares are not themselves listed on a U.S. exchange. In addition, the U.S. Treasury Department has announced its intention to promulgate rules pursuant to which holders of ADSs or preferred stock and intermediaries though whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividend income. Because such rules have not yet been issued, we are not certain that we will be able to comply with them. U.S. holders of ADSs and preferred shares should consult their own tax advisors regarding the availability of the preferential U.S. federal income tax rates for qualified dividend income in the light of their own particular circumstances.

     For foreign tax credit purposes, dividends paid with respect to our preferred shares or ADSs generally will be treated as income from sources outside the United States. The limitation on foreign taxes eligible for the credit is calculated separately with respect to specific classes of income. Subject to generally applicable limitations under U.S. federal income tax law, Brazilian withholding tax imposed on such dividends, if any, will be eligible for credit against your U.S. federal income tax liability (or at your election, all foreign income taxes paid may instead be deducted in computing your taxable income provided that you elect to deduct, rather than credit, all foreign income taxes paid during the taxable year). In general, special rules will apply to the calculation of foreign tax credits in respect of dividend income that is subject to preferential rates of U.S. federal income tax. You should be aware that the IRS has expressed concern that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. holders of ADSs. Accordingly, the discussion above regarding the creditability of Brazilian withholding tax on dividends could be affected by future actions that may be taken by the IRS. The rules with respect to foreign tax credits are complex and you should consult your own tax advisers regarding the availability of foreign tax credits in light of their particular circumstances.

Taxation of Capital Gains

     In general, gain or loss, if any, realized upon a sale or other taxable disposition of our preferred shares or ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized (including the gross amounts of the proceeds of the sale or other taxable disposition before deduction of any Brazilian tax) on the sale or other taxable disposition and your adjusted tax basis in our preferred shares or ADSs. Such capital gain or loss will be long-term capital gain or loss if at the time of sale or other taxable disposition you held our preferred shares or ADSs for more than one year. Certain non-corporate U.S. holders (including individuals) are eligible for preferential rates of U.S. federal income taxation in respect of long-term capital gains. The deduction for capital losses is subject to certain limitations under the Code. Gain (or loss), if any, realized by a U.S. holder on the sale or other taxable disposition of our preferred shares or ADSs generally will be treated as U.S. source gain (or loss) for U.S. foreign tax credit purposes. Consequently, if a Brazilian withholding tax is imposed on the sale or other taxable disposition of our preferred shares or ADSs, a U.S. holder that does not receive sufficient foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of such Brazilian withholding tax. U.S. holders of our preferred shares or ADSs should consult their own tax advisers regarding the application of the U.S. foreign tax credit rules to their investment in, and disposition of, such shares or ADSs.

Passive Foreign Investment Company Rules

     Special U.S. federal income tax rules apply to U.S. persons owning shares of a PFIC. A non-U.S. corporation generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying the relevant look-through rules with respect to the income and assets of subsidiaries, either:

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

     Based on current estimates of our income and assets, we do not expect our preferred shares or ADSs to be considered shares of a PFIC for our current fiscal year or for foreseeable future fiscal years. However, because the determination of whether our preferred shares or ADSs constitute shares of a PFIC will be made by us on an annual basis, is based upon the composition of our income and assets (including, among others, entities in which we hold at least a 25% interest), and the nature of our activities, from time to time, and because there are uncertainties in the application of the relevant rules, we cannot assure you that our preferred shares or ADSs will not be considered shares of a PFIC for any fiscal year. Moreover, we will not obtain an opinion of counsel, and no ruling will be sought from the IRS, regarding our annual PFIC determination. If our preferred shares or ADSs were shares of a PFIC for any fiscal year, U.S. holders (including certain indirect U.S. holders) may be subject to adverse U.S. federal income tax consequences upon a sale or other disposition of such preferred shares or ADSs, or upon the receipt of certain distributions from us (including imposition of an interest charge on gains or “excess distributions” attributable to prior years in the U.S. holder’s holding period during which we were determined to be a PFIC), unless such U.S. holders made certain available elections, generally for the first taxable year for which shares of a PFIC were considered to be held.

     If you are a U.S. holder of “marketable stock” in a PFIC, you may make a “mark-to-market” election, provided the PFIC stock is regularly traded on a “qualified exchange.” Under applicable U.S. Treasury regulations, a “qualified exchange” includes a national securities exchange, such as the New York Stock Exchange, that is registered with the SEC or the national market system established under the Securities Exchange Act of 1934. Also, under applicable Treasury Regulations, PFIC stock traded on a qualified exchange is regularly traded on such exchange for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. We cannot assure you that our stock will be treated as regularly traded for this purpose.

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

U.S. Backup Withholding and Information Reporting

     If you are a U.S. holder of our preferred shares or ADSs, you may, under certain circumstances, be subject to information reporting and “backup withholding” (currently at the rate of 28%), with respect to certain payments to you, such as dividends or the proceeds of a sale of our preferred shares or ADSs, unless you (i) are a corporation or come within certain other exempt categories, and demonstrate this fact when so required, or (ii) provide a correct taxpayer identification number and certify that you are not subject to backup withholding, and otherwise comply with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Any amount withheld under these rules will be creditable against your U.S. federal income tax liability, provided the requisite information is timely furnished to the IRS.

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

Exchange Rate Risk

     We have exchange rate exposure with respect to the U.S. dollar and other foreign currencies. At December 31, 2005, the total of our indebtedness (R$248.3 million) was indexed to foreign currencies (of which R$247.1 million was denominated in U.S. dollars and R$1.2 million was indexed to the average cost of BNDES’s currency basket). As of December 31, 2005, we had cross-currency interest rate swap agreements in effect for 78% of our total foreign currency indexed debt to mitigate foreign exchange risks. The potential additional costs to us that would result from a hypothetical 10% devaluation of the real as compared to the U.S. dollar would be approximately R$5.4 million. This calculation considers the hedge effect.

Interest Rate Risk

     At December 31, 2005, we had R$71.6 million in loans and financing outstanding and bearing interest at floating rates. We invest our excess liquidity (which was R$65.7 million at December 31, 2005) mainly in short-term instruments. At December 31, 2005, we had swap instruments in place with updated notional amounts of R$ 224.3 million to manage our interest rate risk. The potential loss in earnings to us over one year that would result from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rates applicable to financial assets and liabilities on December 31, 2005 would be approximately R$2.9 million.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     As of December 31, 2005, we were not in default under any of our obligations nor was any payment of dividends in arrears. In 2002, 2003 and 2004, we breached certain financial covenants contained in credit agreements entered into with BNDES and other parties. Waivers were properly obtained in connection with these breaches.

     On December 31, 2006, Amazônia Celular was in breach of the financial covenants set forth in the Indenture related to the 8.75% unsecured senior notes due 2009 issued by Telemig Celular and Amazônia Celular in 2004. Management of Telemig Celular and Amazônia Celular have obtained waiver by the requisite amount of holders of the notes, thereby curing any event of default. For more information, see “Item 5B. Liquidity and Capital Resources—Indebtedness.

     On December 31 2006, the Company and its Operating Subsidiary have also breached the financial ratios contained in the credit agreements with Unibanco S.A. ("Unibanco"). Unibanco credit agreements, however, only characterize a technical default to have occured once two consecutive quarterly breaches have been in place, which is then followed by an automatic 90-day curing period.

     Management of the Company and its Operating Subsidiary expect to either cure the financial ratios breaches or obtain waivers in connection with these breaches, thereby curing the effects of an event of default before June 30, 2007, when our automatic curing period expires.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. DISCLOSURE CONTROLS AND PROCEDURES

     Management, with the participation of our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined under Rules 13a-15(e) of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act) as of the end of the period covered by this annual report, have concluded that, as of December 31, 2005, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and was accumulated and communicated to management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

     There was no change in our internal controls over financial reporting that occurred in the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16.

A. Audit Committee Financial Expert

     We have determined that José Arthur Escodro, member of our fiscal council, which council is our board of auditors, is the “audit committee financial expert” as defined by the United States Securities and Exchange Commission.

B. Code of Ethics

     Our board of directors has adopted a code of ethics applicable to our directors, officers and employees, including our principal executive officer, principal financial officer and controller, providing a whistleblower protection for those who report violations to the code terms. There were no waivers of compliance with our code of ethics in 2005.

C. Principal Accountants Fees and Services

     The following table sets forth by category of service the total fees for services performed by PricewaterhouseCoopers Auditores Independentes during the fiscal years ended December 31, 2005 and December 31, 2004:

	2005	2004

	(in thousands of reais)
Audit Fees	337	407
Audit-Related Fees	¯	¯
Tax Fees	¯	¯
All Other Fees	¯	¯
Total	337	407

Audit Fees

     Audit fees in 2005 and 2004 consisted of the aggregate fees, including expenses, billed by PricewaterhouseCoopers Auditores Independentes in connection with the audit of our annual financial statements prepared under US GAAP included in our annual report on Form 20-F and in connection with the audit of our annual statutory financial statements prepared under Brazilian GAAP and reviews of our quarterly financial information filed with the CVM.

Audit-Related Fees

None.

Tax Fees

None.

All Other Fees

None.

D. Exemptions from the Listing Standards for Audit Committees

     Pursuant to the exemption under Rule 10A-3(c)(3) of the U.S. Securities Exchange Act of 1934, we have our fiscal council, which is a board of statutory auditors that follows the requirements of Rule 10A-3(c)(3). In addition, on July 29, 2005, our board of directors decided that our fiscal council would undertake the responsibilities of an audit committee, whose responsibilities include making recommendations to the board of directors on appointment and retention of independent auditors, processing complaints regarding accounting and auditing, and engaging advisers.

E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this Item.

ITEM 18. FINANCIAL STATEMENTS

Page
Tele Norte Celular Participações S.A.
Reports of Independent Registered Public Accounting Firms	F-3
Consolidated Financial Statements
Balance Sheets—December 31, 2005 and 2004	F-5
Statements of Operations—Years ended December 31, 2005, 2004 and 2003	F-6
Statements of Changes in Shareholder’s Equity—Years ended December 31, 2005, 2004 and 2003	F-8
Statements of Cash Flows—Years ended December 31, 2005, 2004 and 2003	F-9
Notes to Financial Statements	F-10

ITEM 19. EXHIBITS

Exhibit
NumberDescription

1.	Bylaws in English of Tele Norte Celular Participações S.A	(3)

2(a).	Amended and Restated Deposit Agreement dated as of December 3, 2002 among Tele Norte Celular Participações S.A., The Bank of New York, as depositary, and owners and beneficial owners of American Depositary Receipts	(5)

2(b).	Not applicable

2(c).	Not applicable

3.	Not applicable

4(a).	Letters of Authorization for Operation of Personal Communications Systems Services between Brazil’s National Telecommunications Agency—Anatel and Amazônia Celular S.A. (for states of Amazonas, Roraima, Amapá, Maranhão and Pará)	(3)

4(b)	Terms of Concession of Authorization for the Use of Radio Frequency Blocks between Anatel and Amazônia Celular S.A. (for states of Amazonas, Roraima, Amapá, Maranhão and Pará)	(3)

4(c).	Cellular System Agreement dated September 27, 1998 between Tele Norte Celular Participações S.A., and Ericsson Telecomunicações S.A

4(d).	US$ 50 million Credit Agreement dated October 20, 2000 among Telepará Celular S.A., Telamazon Celular S.A., Telma Celular S.A., Teleamapá Celular S.A., Telaima Celular S.A., Tele Norte Celular Participações S.A., Banco Citibank S.A. and others	(1)

4(e).	R$162.6 million Credit Agreement dated December 14, 2000 between Amazônia Celular and BNDES	(1)

4(f).	Service Agreement in English dated as of June 30, 2001 by and among LHS do Brasil Ltda., Telemig Celular S.A. and Amazônia Celular S.A. – Pará	(2)

4(g).	Agreement for Supply and Rendering of Services dated July 1, 2004 among Amazônia Celular S.A., Telemig Celular S.A., Ericsson Telecomunicações S.A., and Ericsson Serviços de Telecomunicações Ltda. (English translation)	(4)

4(h).	Agreement for Supply and Rendering of Services dated July 16, 2004 between Amazônia Celular S.A., Ericsson Telecomunicações S.A., and Ericsson Serviços de Telecomunicações Ltda. (English translation)	(4)

4(i).	Agreement for Supply and Rendering of Services dated March 31, 2005 among Amazônia Celular S.A., Telemig Celular S.A., Ericsson Telecomunicações S.A., and Ericsson Serviços de Telecomunicações Ltda. (English translation)	*

4(j).	Agreement for Supply and Rendering of Services dated September 19, 2006 among Amazônia Celular S.A., Ericsson Telecomunicações S.A., and Ericsson Serviços de Telecomunicações Ltda. (English translation)	*

4(k).	Agreement for Supply and Rendering of Services dated September 19, 2006 among Amazônia Celular S.A., Ericsson Telecomunicações S.A., Ericsson Serviços de Telecomunicações Ltda. and Ericsson Gestão e Serviços de Telecomunicações Ltda. (English translation)	*

4(l).	First Supplemental Indenture dated April 16, 2007 among Amazônia Celular S.A., Telemig Celular S.A. and The Bank of New York as Trustee	*

5.	Not applicable
6.	Computation of earnings per share (See Note 10 to the consolidated financial statements).
7.	Not applicable
8.	List of subsidiaries (See “Item 4C. Information on the Company¯Organizational Structure”).
9.	Not applicable
10.	None
11.	Code of Ethics	(3)
12.	Chief Executive Officer and Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	*
13.	Chief Executive Officer and Chief Financial Officer Certification pursuant to 18 U.S.C. Section 1350 as Enacted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	*

(1)	Previously filed in Registration Statement on Form 20-F on June 29, 2001.

(2)	Previously filed in Registration Statement on Form 20-F on July 12, 2002.

(3)	Previously filed in Registration Statement on Form 20-F on June 30, 2004

(4)	Previously filed in Registration Statement on Form 20-F on June 30, 2005

(5)	Previously filed in Post- Effective Amendment No. 1 to Registration Statement on Form F-6 (333-9554) on November 26, 2002.

* Filed herewith

GLOSSARY OF TELECOMMUNICATIONS TERMS

AMPS (Advanced Mobile Phone System):	The analogue mobile phone technology used in North and South Americas and in approximately 35 countries. Analogue technology represents information by a continuously variable physical quantity such as voltage. AMPS operates in the 800 MHz band using FDMA (Frequency Division Multiple Access) technology, a transmission technique where the assigned frequency band for a network is divided into sub-bands that are allocated to a subscriber for the duration of their calls.

base station:	A radio transmitter/receiver that maintains communications with the cellular telephones within a given cell. Each base station is interconnected with one MSO (Mobile Switch Office).

CDMA (Code Division Multiple Access):	Also known as spread spectrum, CDMA cellular systems use a single frequency band for all traffic, differentiating individual transmissions by assigning them unique codes before the transmission. There are a number of CDMA variations.

CDMA ONE:	The first commercial CDMA cellular system, deployed in North America and Korea and also known as IS-95.

CDMA 2000:	A member of the IMT 2000 family, compatible with CDMA ONE.

cell:	The area covered by a cellular base station. A cell site may allocate its antennas to service several cells from one location.

cellular service:	A mobile telecommunications service provided by means of a network of interconnected base stations, each of which covers one small geographic cell within the total cellular telecommunications system service area.

channel:	One of a number of discrete frequency ranges utilized by base stations and cellular phones.

digital:	A method for representing information as numbers with discrete values; usually expressed as a sequence of bits.

exchange:	See switch.

GSM (Global System for Mobile):	Global system for mobile communications, the second-generation digital technology originally developed for Europe. Initially developed for operation in the 900 MHz band and subsequently modified for the 850, 1800 and 1900 MHz bands. GSM originally stood for Groupe Speciale Mobile, the CEPT (Conference of European Post and Telecommunications) committee that began the GSM standardization process.

IMT 2000:	The family of third-generation technologies approved by the ITU (International Telecommunications Union).

interconnection fee:	Amount paid per minute charged by network operators for the use of their network by other network operators. Also known as “network usage fee.”

penetration:	The percentage of a given total population which owns a mobile phone.

repeater:	A device that amplifies an input signal for retransmission.

roaming:	A function that enables subscribers to use their cellular telephones on networks of service providers other than the one with which they are subscribed.

SMP (Serviço Móvel Pessoal):	A specific Brazilian set of rules for advanced digital cellular service, enacted by Anatel through Resolution no. 316, dated September 27, 2002, to replace the former SMC (Serviço Móvel Celular) cellular service rules. SMP is also an independent technology definition of service to which was originally allocated the 1.8 GHz frequency band, almost equivalent to the PCS (Personal Communication Services), the North American standard for advanced digital cellular services, usually provided at 1.9 GHz frequency band.

switch:	A device that opens or closes circuits or selects the paths or circuits to be used for transmission of information. Switching is the process of interconnecting circuits to form a transmission path between users. Switches may also record information for billing and control purposes.

TDMA (Time Division Multiple Access):	A technique for multiplexing multiple users onto a single channel on a single carrier by splitting the carrier into time slots and allocating these on an as-needed basis.

UMTS:	Third-generation wireless telecommunications system designed by ETSI (European Telecommunications Standard Institute) in accordance with ITU’s (International Telecommunication Union) standard. It is viewed as the most likely upgrade of GSM systems.

value-added services:	Value-added services provide additional functionality to the basic transmission services offered by a telecommunications network.

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act, as amended, the registrant certifies that it meets all of the requirements for filing this annual report on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

By: /s/ Oscar Thompson
Name: Oscar Thompson
Title: Chief Executive Officer and responsible for
Investor Relations, accumulating the function of Chief
Financial Officer

Dated: April 27, 2007

Tele Norte Celular
Participações S.A.
Consolidated Financial Statements at
December 31, 2005 and 2004, and for
Each of the Three Years in the period
ended December 31, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Tele Norte Celular Participações S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Tele Norte Celular Participações S.A. and its Operating Subsidiary at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 3(b), the Company restated its 2004 consolidated financial statements.

/s/ PricewaterhouseCoopers Auditores Independentes

Brasília, Brazil
March 30, 2007, except for the Note 22(d), as to which the date is April 20, 2007.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Tele Norte Celular Participações S.A.

We have audited the accompanying consolidated statement of income, shareholders’ equity and cash flow of Tele Norte Celular Participações S.A. for the year ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of the Company’s operations and its cash flows for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

As stated in Note 3(b), the Company has restated its statement of cash flows for the year ended December 31, 2003.

Brasília, March 3, 2004
(except for Note 3(b) as to which the date is March 30, 2007)

     ERNST & YOUNG
Auditores Independentes S/S
CRC - 2SP 015.199/O -6-S-DF

João Ricardo Pereira da Costa
Partner

Tele Norte Celular Participações S.A.

Consolidated Balance Sheets
Expressed in thousands of Brazilian reais, unless otherwise stated

	December 31,

	2005	2004

ASSETS		Restated
Current assets
Cash and cash equivalents	15,234	2,549
Temporary cash investments	50,418	97,330
Accounts receivables (includes R$1,413 (2004 – R$132) receivable from related parties), net of
allowance for doubtful accounts of R$38,982 (2004 - R$42,261)	88,761	91,060
Inventories	11,549	12,563
Cross-currency interest rate swap agreements	287	4,853
Temporary cash investments (restricted deposits)	7,491	7,315
Recoverable taxes	12,422	10,957
Other	2,369	10,742

	188,531	237,369

Non-current assets
Property and equipment, net	431,614	470,001
Pension plan	3.343	441
Judicial deposits for legal proceedings	63,547	42,362
Other	20,998	16,753

	519,502	529,557

	708,033	766,926

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable (includes R$1,984 (2004 – R$12,118) payable to related parties)	117,103	160,344
Accrued liabilities (includes R$5,187 (2004 – R$4,303) payable to related parties)	20,213	15,811
Value-added and other taxes payable	7,236	12,928
Interest on capital and dividends payable	3,991	1,082
Short-term debt	42,482	13,272
Current portion of long-term debt	15,852	111,776
Cross-currency interest rate swap agreements	35,882	4,724
Other	4,856	8,426

	247,615	328,363

Non-current liabilities
Long-term debt	190,004	160,826
Cross-currency interest rate swap agreements	13,293	14,530
Provision for contingencies	69,406	50,952
Authorization contracts payable	14,617	13,086
Asset retirement obligations	2,866	-
Other	2,300	1,766

	292,486	241,160

Minority interest	42,434	48,590

Shareholders’ equity
Capital stock, 700,000,000 thousand shares authorized at December 31, 2005 and 2004
Preferred shares, no par value, 210,460,313 thousand shares issued and outstanding
at December 31, 2005 and 2004, respectively	53,293	53,293
Common shares, no par value, 124,623,842 thousand shares issued and outstanding
at December 31, 2005 and 2004, respectively	31,558	31,558
Additional paid-in capital	7,587	7,587
Capital reserves	149,601	149,601
Accumulated deficit	(116,541)	(93,226)

	125,498	148,813

	708,033	766,926

The accompanying notes are an integral part of these financial statements.

Tele Norte Celular Participações S.A.

Consolidated Statements of Operations
Expressed in thousands of Brazilian reais, unless otherwise stated

		Years ended December 31,

	2005	2004	2003

Gross operation revenue
Services provided	552,707	629,628	606,509
Sales of handsets and accessories	59,466	82,190	88,784

	612,173	711,818	695,293

Sales deductions, taxes and returns
On services provided includes taxes of R$98,402 (2004 –
R$120,288; 2003 – R$111,983)	(149,157)	(175,761)	(140,406)
On sales of handsets and accessories, includes taxes of
R$13,311 (2004 – R$19,662, 2003 – R$18,556)	(17,449)	(23,701)	(21,359)

	(166,606)	(199,462)	(161,765)

Net operating revenue
Services provided	403,550	453,867	466,103
Sales of handsets and accessories	42,017	58,489	67,425

	445,567	512,356	533,528

Cost of services (exclusive of depreciation classified
separately below)	(118,390)	(161,878)	(156,253)
Cost of handsets and accessories	(56,085)	(86,421)	(82,825)
Selling, general and administrative expenses (exclusive of
depreciation classified separately below)	(125,523)	(115,896)	(114,866)
Cost sharing agreement – related party	(14,864)	(15,079)	(12,904)
Allowance for doubtful accounts	(13,313)	(20,517)	(8,984)
Depreciation	(109,911)	(95,835)	(96,847)
Other operating income (expense), net	(842)	(841)	1,186

Operating profit	6,639	15,889	62,035

Non-operating income (expenses)
Financial income	17,826	22,113	13,229
Financial expense	(83,413)	(60,182)	(56,053)
Foreign exchange gain, net	36,908	17,847	55,207

Income (loss) before taxes and minority interest	(22,040)	(4,333)	74,418

Taxes on income	(4,165)	(94,749)	(25,652)

Income (loss) before minority interest	(26,205)	(99,082)	48,766

Minority interest	6,156	12,583	(13,034)

Net income (loss)	(20,049)	(86,499)	35,732

The accompanying notes are an integral part of these financial statements.

Tele Norte Celular Participações S.A.

Consolidated Statements of Operations
Expressed in thousands of Brazilian reais, unless otherwise stated	Continued

		Year ended December 31,

	2005	2004	2003

Weighted-average number of shares outstanding
(thousands)
Basic
Preferred	210,460,313	210,460,313	210,460,313
Common	124,623,842	124,623,842	124,623,842
Diluted
Preferred	210,460,313	210,460,313	211,524,644
Common	124,623,842	124,623,842	124,623,842

Basic and diluted earnings (loss) per thousand
shares (in reais)
Preferred	(0.06)	(0.26)	0.11
Common	(0.06)	(0.26)	0.11

The accompanying notes are an integral part of these financial statements.

Tele Norte Celular Participações S.A.

Consolidated Statements of Changes in Shareholders’ Equity
Expressed in thousands of Brazilian reais, unless otherwise stated

			Additional
	Preferred	Common	paid-in	Capital	Accumulated
	shares	shares	capital	reserves	deficit	Total

Balance at December 31, 2002	52,726	31,348	5,688	150,378	(38,528)	201,612

Capital increase	567	210	-	(777)	-	-
Forgiveness of debt from related party	-	-	1,899	-	-	1,899
Lapsed dividends	-	-	-	-	219	219
Net income for the year	-	-	-	-	35,732	35,732

Balance at December 31, 2003	53,293	31,558	7,587	149,601	(2,577)	239,462

Lapsed dividends (Note 11c)	-	-	-	-	213	213
Loss for the year	-	-	-	-	(86,499)	(86,499)
Dividends paid and proposed	-	-	-	-	(4,363)	(4,363)

Balance at December 31, 2004	53,293	31,558	7,587	149,601	(93,226)	148,813

Loss for the year	-	-	-	-	(20,049)	(20,049)
Dividends paid and proposed	-	-	-	-	(3,266)	(3,266)

Balance at December 31, 2005	53,293	31,558	7,587	149,601	(116,541)	125,498

The accompanying notes are an integral part of these financial statements.

Tele Norte Celular Participações S.A.

Consolidated Statements of Cash Flows
Expressed in thousands of Brazilian reais, unless otherwise stated

		Years ended December 31,

	2005	2004	2003

		Restated	Restated
Operating activities
Net income (loss)	(20,049)	(86,499)	35,732
Adjustments to reconcile net income (loss) to cash from operating activities:
Depreciation	109,911	95,835	96,847
Losses on disposal of property and equipment, net	927	1,349	130
Deferred income taxes	(12,035)	(575)	25,652
Changes in income tax valuation allowance	12,035	95,179	-
Minority interest	(6,156)	(12,583)	13,034
Unrealized foreign exchange (gain) loss and indexation charges
on debt, net	(36,137)	(16,531)	(50,562)
Unrealized losses on cross-currency interest swaps	36,166	25,177	2,612
Unrealized gains on temporary cash investments	(6,445)	(4,047)	(995)
Provision for contingencies, net of judicial deposits	(2,731)	3,119	(7,191)
Changes in operating assets and liabilities:
Temporary cash investments	52,194	(92,758)	48,324
Trade receivables	2,299	4,355	(29,695)
Accounts payable and accrued liabilities	(86,984)	46,520	(12,165)
Value-added and other taxes payable	(5,692)	3,144	798
Other	(2,939)	(30,510)	12,157

Cash provided by operating activities	34,364	31,175	134,678

Investing activities
Additions to property and equipment	(19,923)	(77,077)	(26,558)
Cash proceeds from disposals of property and equipment	-	218	2,238

Cash used in investing activities	(19,923)	(76,859)	(24,320)

Financing activities
Proceeds from issuances of short-term debt	38,503	14,514	30,722
Proceeds from issuances of long-term debt	70,374	200,160	-
Payment of short-term debt	(6,774)	(30,339)	-
Payment of long-term debt	(103,502)	(135,982)	(143,129)
Dividends paid	(357)	(6,621)	(1,541)

Cash provided by (used in) financing activities	(1,756)	41,732	(113,948)

Increase (decrease) in cash and cash equivalents for the year	12,685	(3,952)	(3,590)

Cash and cash equivalents, beginning of the year	2,549	6,501	10,091

Cash and cash equivalents, end of the year	15,234	2,549	6,501

Supplemental cash flow information
Taxes on income paid	3,212	3,325	-
Interest paid	20,309	20,145	25,989

Disclosure of non-cash investing activities
Accounts payable for property and equipment	52,528	78,974	2,529

The accompanying notes are an integral part of these financial statements.

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

1 Background and Description of Business

Tele Norte Celular Participações S.A. (the “Company”) is a publicly held company listed on the Brazilian and New York stock exchanges and the parent company of Amazônia Celular S.A., a Brazilian listed company, in which it holds 89.78% of its subsidiary’s voting capital and 74.96% of its total capital stock on December 31, 2005 and 2004.

The Registrant is part of a group of companies controlled by Telpart Participações S.A., a consortium comprised of: (i) Newtel Participações S.A., which owns 51.07% of Telpart, and is controlled indirectly by investment and mutual funds, and several Brazilian pension funds; (ii) TPSA do Brasil Ltda. (“TPSA do Brasil”), which owns 48.90% of Telpart, and is controlled indirectly by investment and mutual funds; and (iii) others, who own 0.03% of Telpart.

Telpart also owns a controlling interest in the Company’s affiliate, Telemig Celular Participações S.A., the controlling shareholder of Telemig Celular S.A., which is the A Band cellular service provider in the state of Minas Gerais.

Amazônia Celular S.A. (the “Operating Subsidiary”) is mainly engaged in providing cellular mobile services and any complementary activities required to perform such services, in conformity with the authorizations granted in the states of Amazonas, Roraima, Amapá, Pará and Maranhão under the terms of concessions granted by the Brazilian Federal Government on October 23, 1997, which expire in 2009. Through their predecessors Telamazon, Telaima, Teleamapá, Telepará and Telma, the Operating Subsidiary has provided cellular telecommunications services in the states of Amazonas, Roraima, Amapá, Pará and Maranhão since April 1994.

The services offered and the tariffs charged by the Operating Subsidiary are regulated by the National Telecommunications Agency (ANATEL), the regulatory authority for the Brazilian telecommunications industry, according to the General Law of Telecommunications and pertinent regulations.

In 2002, ANATEL promoted modifications to the December 2000 Personal Mobile Service Contract (SMP - Serviço Móvel Pessoal), encouraging companies operating under the Cellular Mobile Service Contract (SMC - Serviço Móvel Celular) to migrate to the SMP regime. SMP is an authorization contract and it replaces the SMC (concession contract). New rules are applicable to companies that migrate.

The Operating Subsidiary and ANATEL entered into an Authorization Instrument for the migration to the Personal Mobile Service (SMP), which took effect March 1, 2004 (Note 9). The SMP authorization granted to the Operating Subsidiary is effective for an undetermined term. The radio frequency authorization which expires in 2009 takes effect for the remaining period of the concession previously granted and may be renewed for an additional 15-year period.

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

From August 2004, new rules governing the collection of interconnection fees became effective. Under the new rules, which are referred to as the “bill and keep” rules, if the volume of a company’s network’s incoming call traffic originating from another wireless carrier’s network in the company’s area stays within 10% of the volume of incoming calls to that wireless carrier’s network originating from its network, no interconnection fees will be paid by either carrier.

Migration to GSM technology

In November 2004, the Operating Subsidiary adopted the GSM EDGE standard. EDGE, Enhanced Data Rate for GSM Evolution, allows GSM networks to support the initial third generation (3G) services, such as video downloads at greater speed. It has a higher data transmission rate and enables a whole range of new services, such as transmitting and receiving photographs, videos and audio, all at high speed, in addition to much faster communication between the terminal and the Internet.

The predecessor TDMA network is being maintained with the same standard of quality, coverage and services while there is demand for this technology. Existing subscribers have the option to migrate to the GSM EDGE network without changing their phone number. The new technology has been deployed by means of a parallel network to the TDMA network (overlay). Ericsson Telecomunicações S.A and Ericsson Serviços de Telecomunicações Ltda. are the principal suppliers of the GSM EDGE network.

Results from Operating Subsidiary

The Operating Subsidiary has incurred losses after financial expenses and presents a negative net working capital at December 31, 2005. Management has implemented several actions with the purpose of improving liquidity, operating efficiency, reducing costs and expenses and maximizing the return of its investments in fixed assets. Through these actions the subsidiary has been able to improve its operating margins and its financial position, enabling the receipt of funds from financial institutions and the lengthening of the maturity of its financing (Notes 7 and 8). Actions targeted to the increase in the subsidiary’s operating revenues are also in progress. Management believes that the cash flow generated from its operations, jointly with new financing obtained from financial institutions and existing cash on hand, will enable the subsidiary to comply with its financial and operating commitments through 2007.

2 Presentation of the Financial Statements

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and rules and regulations of the US Securities and Exchange Commission.

The Company has also prepared and issued consolidated financial statements in accordance with accounting practices adopted in Brazil and rules and regulations of the Brazilian Securities Commission (“CVM”) (“Brazilian GAAP”), not included herewith.

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

The Brazilian GAAP distributable reserves are the basis from which dividends are payable.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used for, but not limited to: selection of useful lives of the property, plant and equipment, provisions necessary for contingent liabilities, determination of provisions for income tax and other similar items. Actual results may differ from those estimated.

3 Summary of Significant Accounting Policies

(a) Consolidation

The consolidated financial statements include the accounts of the parent company Tele Norte Celular Participações S.A. and of the direct subsidiary Amazônia Celular S.A..

All intercompany transactions and balances are eliminated upon consolidation. The main consolidation procedures include:

  Elimination of asset and liability accounts among the consolidated companies;
  Elimination of the participation in capital, reserves and retained earnings of the Operating Subsidiary;
  Elimination of revenues and expenses generated by transactions among the consolidated companies;
  Separate disclosure of the minority interest participation in the consolidated financial statements, where applicable.

(b) Restatement of the financial statements

In the December 31, 2004 financial statements, the judicial deposits for legal proceedings held in escrow by the courts were presented net of the respective provisions for contingences. During 2005, following a review of the conditions provided by Financial Accounting Standards Board (“FASB”) FASB Interpretation - FIN N° 39 “Offsetting of Amounts Related to Certain Contracts“ the Company determined that judicial deposits for legal proceedings should be presented gross of the provisions for contingences.

The balances at December 31, 2004 were restated increasing total non-current assets and total non-current liabilities by R$41,749 (Note 10), to be consistent with current year presentation and results.

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

During 2006, prior to the filing of the 2005 financial statements, the Company reassessed its classification of temporary cash investments with original maturity dates at the date of purchase in excess of 90 days as cash equivalents. It was determined that these temporary cash investments were inappropriately classified as cash equivalents and should be reclassified to temporary cash investments, and that purchases and maturities of these temporary cash investments should be reflected as operating activities in the Company's statement of cash flows.

As a result, the Company has restated its consolidated balance sheet as of December 31, 2004 and the consolidated statements of cash flows for the years ended December 31, 2004 and 2003. These restatements had no impact on the Company's total current assets, total assets, total shareholders’ equity, net income (loss), earnings (loss) per share, or cash flows from investing activities.

Following is a summary of the effects of the correction of the misclassification of the Company's consolidated balance sheets as of December 31, 2004 and 2003.

		2004		2003

	As previously		As previously
Balance Sheet	Reported	As restated	Reported	As restated

Cash and cash equivalents	99,879	2,549	8,084	6,501
Temporary cash investments		97,330		1,583

Total cash and cash equivalents
and temporary cash investments	99,879	99,879	8,084	8,084

The Company prepares its statement of cash flows to be consistent with SFAS N° 95 "Statement of Cash Flow ". This standard defines cash equivalents as short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. The amounts for 2003 and 2004 have been restated to remove R$ 1,583 and R$ 97,330, respectively, of financial securities, which were held in a private fund, from cash equivalents and reclassify to temporary cash investments, as they did not meet the definition of cash equivalents under SFAS N°. 95, and to exclude amounts from cash equivalents in the statement of cash flows and reflect the purchases and sales of temporary cash investments within the cash flows from operating activities.

Following is a summary of the effects of the correction of the misclassification of the Company’s statements of cash flows for the years ended December 31, 2004 and 2003.

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

		2004		2003

	As previously		As previously
Statements of Cash Flow	Reported	As restated	Reported	As restated

Cash flows form operating activities
Unrealized gains in temporary cash
investments		(4,047)		(995)
Changes in temporary cash		(92,758)		48,324
investments
Net cash flows from operating activities	126,922	31,175	86,424	134,678

Increase (decrease) in cash and
cash equivalents	91,795	(3,952)	(51,844)	(3,590)

Cash and cash equivalents at
beginning of period	8,084	6,501	59,928	10,091

Cash and cash equivalents at end of
period	99,879	2,549	8,084	6,501

(c) Cash and cash equivalents

Cash and cash equivalents consist of highly liquid investments with original maturities of three months or less at the time of purchase, which are readily convertible to known amounts of cash and which are so near their maturity that they present insignificant risk of changes in value because of changes in interest rates.

(d) Temporary cash investments

Securities that are bought and held principally for the purpose of resale in the near term are classified as temporary cash investments assets and are stated at fair value.

Instruments utilized in trading activities include securities stated at fair value in accordance with SFAS N°. 115, "Accounting for Investments in Debt and Equity Securities." Fair value is generally based on quoted market prices. If quoted market prices are not available, fair values are estimated based on dealer quotes, pricing models or quoted pricing models or quoted prices for instruments with similar characteristics.

Realized and unrealized gains and losses are recognized in financial income.

(e) Accounts receivables, net of allowance for doubtful accounts

Trade receivables are mainly represented by services and products billed to customers, for services rendered up to the balance sheet date but not yet billed, and by amounts arising from the use of the Operating Subsidiary’s network, by subscribers of other telecommunications carriers.

Allowances are provided, when necessary, in an amount considered by management to be sufficient to meet expected losses.

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

(f) Inventories

Inventories mainly comprise mobile telephone handsets and are stated at the average acquisition cost, net of allowances for market value adjustment for handsets and accessories or in the event acquisition costs are higher than realizable values.

(g) Property and equipment

Property and equipment are stated at acquisition and/or construction cost less accumulated depreciation. Depreciation is provided using the straight-line method based on the estimated useful lives of the underlying assets as follows:

Years

Buildings	20
Network equipment	5 to 8
Other	5 to10

Interest incurred on loans and financings are capitalized as part of property and equipment until such time as the asset is placed in service, and to the extent that borrowings do not exceed construction-in-progress.

The Operating Subsidiary reviews property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

As the wireless telecommunications industry is rapidly evolving it is reasonably possible that property and equipment could become impaired as a result of technological or other industry changes. For assets the Operating Subsidiary intends to hold for use, if the total of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and the carrying value of the assets. For assets the Operating Subsidiary intends to dispose of, a loss is recognized for the amount that the estimated fair value, less costs to sell, is less than the carrying value of the assets. The Operating Subsidiary uses the discounted cash flow method to estimate the fair value of long-lived assets.

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

(h) Income taxes

Income taxes in Brazil comprise Federal income tax and social contribution taxes, as recorded in the Company's statutory accounting records. There are no state or local income taxes in Brazil. The Company has applied FASB Statement of Financial Accounting Standard - SFAS N° 109, "Accounting for Income Taxes", for all years presented. The effect of adjustments made to reflect the requirements of US GAAP, as well as differences between the reporting basis of assets and the amounts included in the tax records, are recognized as temporary differences for the purpose of recording deferred income taxes. Net operating loss carryforwards are recognized as deferred tax assets as losses are incurred to the extent that realization is considered to be more likely than not. A valuation allowance was recorded in the years ended December 31, 2004 and 2005, pursuant to the guidance provided by SFAS N°. 109, in view of the cumulative losses in recent years and taking into account the weight of evidence for the foreseeable future (Note 13(d)).

(i) Provision for contingencies

The Operating Subsidiary is party to a number of other legal proceedings in the normal course of its business involving possible risk of loss. Based on the opinion of its legal advisors, management records provisions for contingencies when it considers loss to be probable.

(j) Foreign currency transactions

Transactions in foreign currency are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are translated using the exchange rate at the balance sheet date. Exchange differences are recognized in the statement of operations as they occur.

(k) Swaps

The Operating Subsidiary recognizes its cross-currency and interest rate swap agreements on the balance sheet at fair value; adjustments to fair value are recorded through income.

(l) Revenue recognition

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

Revenues from the sales of prepaid cards are recognized according to the service used for each card. The Company’s Plano Controle rate plans also includes a feature whereby unused credits do not expire each month but rather are available for future use. The Company defers revenue based on unused credits in prepaid cards and in the Plano Controle rate plan. Unused credits are controlled and measured by systems. The balance of the deferral as of December 31, 2005 and 2004 was R$4,457 and R$7,865 respectively, and has been included in “Other liabilities” in the consolidated balance sheets.

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

(m) Employees’ profit sharing

The Company and its Operating Subsidiary record employee profit sharing personal expenses based on the achievement of performance goals established for the year, which is subject to the approval of the Shareholders’ Meeting.

(n) Pension and other post-retirement benefits

The Operating Subsidiary participates in (i) a multi-employer pension plan that covers employees who retired prior to January 30, 2000 and (ii) multiple employer pension plans that cover its active employees and employees who retired after 2000. The Operating Subsidiary also participates in a multi-employer post-retirement benefit plan for all of its employees. The Operating Subsidiary accounts for such benefit costs in accordance with SFAS N° 87, “Employers Accounting for Pensions” (Note 15). Accounting for defined benefits plans requires the use of an actuarial method for determining defined benefit pension costs and provides for the deferral of actuarial gains and losses (in excess of a specific corridor) that result from changes in assumptions or actual results that may differ from that which was previously assumed. For defined contribution plans, the Operating Subsidiary recognizes as an expense in the statement of operations, the contributions accrued in favor of the beneficiaries of the plan during the relevant period.

(o) Advertising costs

Advertising costs are expensed as incurred and included in selling, general and administrative expenses. Such costs amounted to R$9,245, R$16,999 and R$12,991 for the years ended December 31, 2005, 2004 and 2003, respectively.

(p) Stock- based compensation

The Company grants stock options for a fixed number of shares to employees. The Company accounts for stock option grants in accordance with APB Opinion N°. 25, “Accounting for Stock Issued to Employees and related Interpretations.

Pro forma information regarding net income (loss) and earnings (loss) per share is required by SFAS N°.123 “Accounting for Stock-Based Compensation”, and has been determined as if the Company had accounted for its employee stock options under the fair value method. The fair value for these options was estimated at the date of the grants using a Black-Scholes option-pricing model with the following weighted-average assumptions:

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

	2005	2004	2003

Risk-free interest rate	6%	6%	6%
Dividend yield	6%	6%	6%
Volatility factor of the expected market price of
the Company’s preferred stock	72%	76%	83%
Weighted-average expected life of the option	6	6	6

The Company’s pro forma information in accordance with SFAS N° 123 for the years ended December 31, 2005, 2004, and 2003 is as follows:

	2005	2004	2003

Net income (loss) as reported	(20,049)	(86,499)	35,732
Basic and diluted earnings (loss) per thousand of
shares (in reais)
Preferred	(0.06)	(0.26)	0.11
Common	(0.06)	(0.26)	0.10

Compensation expense under the fair value method (SFAS 123)	(25)	(193)	(68)
Pro forma net income (loss)	(20,074)	(86,692)	35,664

Pro forma basic and diluted earnings (loss) per thousand of
shares (in reais)
Preferred	(0.06)	(0.26)	0.11
Common	(0.06)	(0.26)	0.10

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

(q) Segment information

The Company has adopted SFAS N°. 131 "Disclosures about Segments of an Enterprise and Related Information" which introduces a "management approach" concept for reporting segment information, whereby financial information is required to be reported on the basis that the chief operating decision-maker uses such information internally for deciding how to allocate resources to segments and in assessing performance. Management, however, has concluded that the Company and its Operating Subsidiary operate in a single segment – telecommunication services provider - and does not consider additional segment disclosures to be necessary.

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

(r) Special Purpose Entities (SPE)

The Company, together with the Operating Subsidiary and the affiliated companies, Telemig Celular Participações S.A. and Telemig Celular S.A, hold an interest in an exclusive Quotas Investment Fund (FAC) administered by Banco Itaú S.A. comprising quotas of Financial Investment Funds (FIF).

(s) Asset Retirement Obligation

In March 2005, the FASB issued FASB Interpretation N° 47, “Accounting for Conditional Asset Retirement Obligations”. This statement requires companies to recognize a liability for the fair value of a legal obligation to perform asset retirement obligations that are conditional on a future event if the amount can be reasonably estimated. This statement becomes effective on December 31, 2005.

The Operating Subsidiary performed an analysis for the retirement of its cellular mobile site structures, switches and equipment (ground towers, roof top sites, and co-location sites) under FIN 47 to determine whether the Operating Subsidiary had any asset retirement obligations. Although the timing of the performance of the asset retirement activity is conditional on removing the towers and equipment and disposing of them, the Operating Subsidiary has a responsibility to remove the towers and equipment, dispose of the assets and return the sites as originally found in accordance with the lease agreements.

The Operating Subsidiary determined an average price for removing the towers and equipment. The calculation was performed based on the number of sites and considered (I ) for GSM sites, a period through 2024 and (ii) for TDMA sites, a period through 2014. Since the Operating Subsidiary expects to assume the obligation for dismantling and removing the assets and restoring the site on which they are located, all sites were considered in the calculation. As of December 31, 2005, the cumulative effect of the adoption of FIN 47 amounted R$2,866.

(t) New accounting pronouncements

The FASB recently issued a number of standards and interpretations. The following standards and interpretations will be in effect in the near future. Management is evaluating the possible impact of these standards and interpretations, but does not expect they will significantly affect the Company’s consolidated financial statements:

  In December 2004, the FASB issued SFAS N° 123R, "Share-Based Payment". SFAS N° 123R eliminates the alternative to use APB 25's intrinsic value method of accounting that was provided in SFAS N° 123 as originally issued. SFAS N° 123R requires entities to recognize the cost of employee services in exchange for awards of equity instruments based on the grant-date fair value of those awards (with limited exceptions). That cost will be recognized over the period during which the employee is required to provide the service in exchange for the award. No compensation cost is recognized for equity instruments for which employees do not render the requisite service. SFAS N° 123R requires entities to initially measure the cost of employee services received in exchange for an award of liability instruments based on its current fair value; the fair value of the award will be remeasured at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation cost over that period. The grant date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments. SFAS N° 123R is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. The Company will adopt SFAS N° 123R beginning on January 1, 2006. Management believes that upon adoption of this pronouncement, stock options under the current plans will qualify for liability classification, which liability will be remeasured at each reporting date until the date of settlement.

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

  In December 2004, the FASB issued SFAS 153, "Exchanges of Nonmonetary Assets - an amendment of APB 29", to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005.

  In June 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections, a replacement of APB 20 and FASB Statement 3”. SFAS 154 requires retrospective application to financial statements of prior periods for changes in accounting principles as if such principles had always been used. The cumulative effect of the change is reflected in the carrying value of assets and liabilities as of the first period presented and the offsetting adjustments are recorded to opening retained earnings. This statement is effective January 1, 2006. The Company will apply this statement as of January 1, 2006 as such changes in accounting principles occur.

  In July 2005, the FASB issued FSP N° APB 18-1, “Accounting by an Investor for its Proportionate Share of Accumulated Other Comprehensive Income of an Investee Accounted for Under The Equity Method in Accordance with APB Opinion N° 18 Upon a Loss of Significant Influence”, which requires that when equity method accounting ceases upon the loss of significant influence of an investee, the investor’s proportionate share of the investee’s other comprehensive income should be offset against the carrying value of the investment. To the extent this results in a negative carrying value, the investor should adjust the carrying value to zero and record the residual balance through earnings. The Company will apply this Statement in the fiscal period beginning January 1, 2006 as the need arises.

  In November 2005, the FASB issued FSP FAS N° 115-1, “The Meaning of Other–Than- Temporary Impairment and Its Application to Certain Investments”, which outlines a three- step model for identifying investment impairments in debt and equity securities within the scope of Statement 115 and cost-method investments. The three steps involve (1) determining whether the investment is impaired, (2) evaluating whether the impairment is other-than- temporary, and (3) if the impairment is other-than-temporary, recognizing an impairment loss. The FSP carries forward the disclosure requirements of issue 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” The Company will begin applying this guidance as of January 1, 2006 as circumstances arise.

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

  In February 2006, the FASB issued SFAS N° 155, "Accounting for Certain Hybrid Financial Instruments". SFAS N° 155 amends FASB Statements N° 133, "Accounting for Derivative Instruments and Hedging Activities", and N° 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". SFAS 155 resolves issues addressed in Statement 133 Implementation Issue N° D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets." The main topics are described below:

o	Permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation.
o	Clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS N° 133.
o	Establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation.
o	Clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives.
o	Amends SFAS N° 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

This Statement is effective for all financial instruments acquired or issued after the beginning of entity's first fiscal year that begins after September 15, 2006
  In March 2006, the FASB issued SFAS N° 156, "Accounting for Servicing of Financial Assets". SFAS 156 amends SFAS N° 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", which establishes, among other things, the accounting for all separately recognized servicing assets and servicing liabilities. SFAS 156 amends Statement 140 to require that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. SFAS 156 permits, but does not require, the subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value. An entity that uses derivative instruments to mitigate the risks inherent in servicing assets and servicing liabilities is required to account for those derivative instruments at fair value. Under this Statement, an entity can elect subsequent fair value measurement to account for its separately recognized servicing assets and servicing liabilities. An entity shall adopt this Statement as of the beginning of its first fiscal year that begins after September 15, 2006. Earlier adoption is permitted in certain cases.The impact of adopting this new rule is dependent on events that could occur in future periods, and as such, an estimate of the impact cannot be determined until the event occurs in future periods.

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

  In September 2006, the FASB issued SFAS N° 157, "Fair Value Measurements". SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. According to the Board, a single definition of fair value, together with a framework for measuring fair value, should result in increased consistency and comparability in fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007.

  In September 2006, the FASB issued SFAS N° 158, “Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment of FASB Statements N° 87, 88, 106, and 132(R)”. SFAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This Statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions.This Statement requires an employer that is a business entity and sponsors one or more single-employer defined benefit plans to:

o	Recognize the funded status of a benefit plan - measured as the difference between plan assets at fair value (with limited exceptions) and the benefit obligation - in its statement of financial position. For a pension plan, the benefit obligation is the projected benefit obligation; for any other postretirement benefit plan, such as a retiree health care plan, the benefit obligation is the accumulated postretirement benefit obligation.
o	Recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period that are not recognized as components of net periodic benefit cost.
o	Measure defined benefit plan assets and obligations as of the date of the employer's fiscal year-end statement of financial position (with limited exceptions).
o	Disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation.

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

This Statement amends the following Statements:

o	SFAS N° 87 “Employers' Accounting for Pensions”
o	SFAS N° 88 “Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”
o	SFAS N° 106 “Employers' Accounting for Postretirement Benefits Other Than Pensions”
o	SFAS N° 132 (revised 2003) “Employers' Disclosures about Pensions and Other Postretirement Benefits”

           An employer with publicly traded equity securities is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006.

  In June 2006, the FASB issued FASB Interpretation N° 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes - an interpretation of FAS 109”. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement N° 109, “Accounting for Income Taxes”. This Interpretation prescribes a (more-likely-than-not) recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Interpretation does not change the classification requirements for deferred taxes. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. Also, following this Interpretation, the use of a valuation allowance as described in Statement 109 is not an appropriate substitute for the derecognition of a tax position. However, the requirement to assess the need for a valuation allowance for deferred tax assets based on the sufficiency of future taxable income is unchanged by this Interpretation. This Interpretation is effective for fiscal years beginning after December 15, 2006.

4 Temporary Cash Investments

On December 31, 2005 and 2004, temporary cash investments were mainly represented by interests in an exclusive quotas investment fund administered by Banco Itaú S.A., comprising of quotas of financial investment funds (Note 3(r)).On December 31, 2005 and 2004, the portfolios of the Investment Funds were substantially comprised of Brazilian Federal government securities with original maturities of more than three months.

On December 31, 2005 and 2004, there were no guarantees, sureties, mortgages or other guarantees granted in favor of the exclusive funds.

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

5 Accounts Receivable, net

	2005	2004

Telecommunications services	113,241	110,731
Handset and accessories sales	14,502	22,590

	127,743	133,321
Allowance for doubtful accounts	(38,982)	(42,261)

	88,761	91,060

The changes in the allowance for doubtful accounts were as follows:

	2005	2004	2003

Balance at beginning of year	42,261	39,333	30,888
Charged to cost and expenses	13,313	20,517	8,984
Write-off	(16,592)	(17,589)	(539)

Balance at end of year	38,982	42,261	39,333

6 Property and Equipment, net

		Accumulated	Net
	Cost	Depreciation	Value

December 31, 2005
Buildings	12,630	7,719	4,911
Network equipment	751,811	458,317	293,494
Other	167,748	86,801	80,947
Construction-in-progress	52,262	-	52,262

	984,451	552,837	431,614

December 31, 2004
Buildings	12,705	6,877	5,828
Network equipment	662,694	370,147	292,547
Other	179,297	104,604	74,693
Construction-in-progress	96,933	-	96,933

	951,629	481,628	470,001

The Company capitalized interest of R$4.383, R$5,961 and R$3,024 in property and equipment in the years ended December 31, 2005, 2004 and 2003, respectively.

At December 31, 2005, the Company had equipment, property and other fixed assets pledged or cited in court proceedings, the book value of which totaled R$4,155 (2004 – R$3,480).

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

7 Short-Term Debt

At December 31, 2005 and 2004, the principal amount of short-term debt was as follows:

	2005	2004

Itaú – BBA – Assumption of Debt – U. S dollar denominated and
bears annual interest of 5.48%. Due in a single installment in April	24,577	-
2007

Safra - U.S. dollar denominated and bears annual interest of 6.5%.
Due in a single installment in April 2006.	13,224	-

Santander – Resolution 2770 –U.S. dollar denominated and
bears annual interest of 0.95%. Due in a single installment in
March 2006 (2004 – March 2005).	4,681	13,272

Total	42,482	13,272

At December 31, 2005 the interest on short-term debt in the amount of R$950 (2004 – R$39) are shown in the item “Accrued liabilities” in current liabilities.

The financing agreements with Itaú – BBA, Safra and Santander are guaranteed by promissory notes. The financing agreement with Itaú-BBA is also guaranteed by surety of the Operating Subsidiary.

8 Long-Term Debt

At December 31, 2005 and 2004, the principal amount of long-term debt was as follows:

	2005	2004

Senior Notes – U.S. dollar denominated plus annual interest of 8.75%.
Interest is due semiannually. Principal is due in January 2009.	93,628	106,176

Unibanco/NIB – U.S. dollar denominated plus annual interest of 5.25%
above LIBOR. Interest is due semiannually. Principal is due semiannually,
beginning April 2006 through October 2010.	46,814	53,088

Votorantim – U.S dollar denominated plus annual interest of 7.46%.
Interest is due semiannually. Principal is due in March 2007.	40,670	-

Unibanco/Nordea – U.S. dollar denominated plus annual interest of 5.25%
above LIBOR. Interest and principal due semiannually , beginning April
2006, with final maturity in April 2010.	23,407	-

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

	2005	2004

BNDES* – Denominated in reais indexed to the BNDES currency basket, plus 3.8% p.a. until December 2004 and BNDES currency basket, plus 5.8%
p.a. beginning December 2004. Installments are due monthly with final	1,189	18,149
maturity in January 2006.

BNDES* – Denominated in reais indexed to the Long-term Interest Rate
(TJLP), plus 3.8% p.a. until December 2004 and TJLP plus 5.8% p.a.
beginning December 2004. Installments are due monthly with final maturity
in December 2005.	-	33,860

Citibank - U.S. dollar denominated plus annual interest of 3.925% above
LIBOR. Installments fall due semiannually, beginning April 2003, with final
maturity in October 2005.	-	33,180

Safra - U.S. dollar denominated plus annual interest of 0.25%. Interest and
principal were paid in a single installment in October 2005.	-	27,871

Other	148	278

Total	205,856	272,602
Less current portion	(15,852)	(111,776)

Long-term portion	190,004	160,826

     * BNDES – National Bank for Economic and Social Development As of December 31, 2005 long-term debt installments fall due as follows:

2006	15,852
2007	55,284
2008	14,564
2009	108,192
2010	11,964

Total	205,856

At December 31, 2005 the interest on long-term debt in the amount of R$6,701 (2004 – R$5,388) are shown in the item “Accrued liabilities” in current liabilities.

On January 12, 2004, the Operating Subsidiary, together with Telemig Celular S.A, a subsidiary of Telemig Celular Participações S.A. consummated an international debt offering, through the issuance of US$120 million (R$337,956 at January 12, 2004) unsecured senior notes, negotiated together as note units. From the proceeds, US$40 million (R$112,652 at January 12, 2004) was provided to the Operating Subsidiary and US$80 million (R$225,304 at January 12, 2004) to Telemig Celular S.A.. Issuance terms were: Coupon: 8.75% p.a.; Issuance price: 99.504%; Yield to maturity: 8.875%; Term: 5 years; Interest payments: six-monthly.

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

The Unsecured Senior Notes funding program and the financing agreements entered into with Unibanco/NIB, Unibanco/NORDEA and BNDES include restrictive covenants regarding the use of funds for the purposes specified in the agreements, certain related-party transactions, merger and takeover transactions, and certain limits substantially based on balance sheet financial ratios, amongst others. In the event of default, the amortization of the notes may be accelerated. On December 31, 2005, the Operating Subsidiary had complied with all of the restrictive covenants.

Certain financing agreements of the Operating Subsidiary have cross-acceleration clauses.

The BNDES agreements entered are guaranteed by a surety of the Company, promissory notes and lien on receivables amounting to 1.4 times the highest installment falling due. At December 31, 2005, restricted financial investments linked to BNDES of R$7,491 (2004 – R$7,315) are recorded as “Temporary cash investiments (restricted deposits)” in current assets.

The Unibanco/NIB agreement entered is guaranteed by a surety of the Company, by promissory note and by lien on equipment of the Operating Subsidiary in the residual value of R$26,281 on December 31, 2005. The Unibanco/Nordea agreement entered is guaranteed by a surety of the Operating Subsidiary and by promissory notes. The Votoramtim and Safra agreements entered, are guaranteed by promissory notes.

9 Authorization Contracts Payable

	2005	2004

Personal Mobile Service Authorization (SMP) - Indexed to
IGP-DI plus 1% per month. Installments are due annually
beginning in March 2007, with final maturity in March 2009.	11,060	9,893

Additional spectrum on the 900 MHz frequency range -
Indexed to IGP-DI plus 1% per month. Installments are due
annually beginning in April 2007, with final maturity in April 2009.	3,557	3,193

	14,617	13,086

10 Contingencies and Judicial Deposits

	2005	2004

Contingencies
Tax contingencies	64,840	47,641
Civil and labor claims	4,566	3,311

	69,406	50,952

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

	2005	2004

Court judicial deposits
Tax contingencies	61,532	41,749
Civil and labor claims	2,015	613

	63,547	42,362

Changes in the provision and the court judicial deposits were as follows:

	2005	2004

Provision for contingencies
Balance at beginning of year	50,952	86,243
Provisions	24,845	33,082
Interest	2,627	8,460
Offset of a provision and related charges (1)		(60,595)
Releases	(9,018)	(16,238)

Balance at end of year	69,406	50,952

Court judicial deposits
Balance at beginning of year	42,362	80,159
Deposits	27,360	21,682
Interest	2,571	8,460
Offset of a provision and related charges (1)		(60,595)
Releases	(8,746)	(7,344)

Balance at end of year	63,547	42,362

(1) Offset of a provision and related charges: In December 2004, the State of Amazonas was granted the right to instruct the court to release the Operating Subsidiary’s escrow deposit of R$60,595 to the State treasury. This was granted despite the State not having obtained an unappealable favorable ruling. The Operating Subsidiary had fully provided against the loss of this deposit in the past. The provision for ICMS, net of the deposit, was not affected.

The provisions include not only the tax and other amounts allegedly due, but also interest that may be imposed in the event the Operating Subsidiary’s position does not prevail. The court judicial deposits accrue interest.

(a) Tax contingencies

i. Value Added Tax on Sales and Services (ICMS) on monthly subscription, value- added services, and activation fees – Management, supported by its legal advisors, believes that ICMS should be levied only on telecommunications services and, therefore, the incidence on monthly subscriptions and activation fees is unlawful since these are not deemed telecommunications services. The Operating Subsidiary was granted an injunction that suspended the taxation on monthly subscriptions, however it was required to deposit in court the amounts involved against which a provision for loss was made. The provision recorded at December 31, 2005 was R$7,259 (2004 – R$11,295) and the corresponding court deposits amounted to R$5,889 (2004 – R$7,381).

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

In 2004, there was an accounting reversal of part of the provision, of R$14,030, following a favorable ruling in two States. The reversal was recorded in “General and administrative expenses” in the statements of operations.

In 2005, there was an accounting reversal of part of the provision, of R$8,470, following a favorable ruling (final decision not subject to appeal) obtained in the judgment of its proceedings in one of the States. The reversal is recorded in “Sales deductions, taxes and returns” in the statements of operations. However, in the second quarter of 2005, the State filed a request for clarification with the intent of challenging its inability to appeal. The request for clarification was deemed delinquent and, once again, the final decision was determined no to be appealable. Against this decision the State filed a new request for clarification which is pending judgment. According to the Company’s legal advisors, the chances of reversal of the decision are remote.

ii. Telecommunications Inspection Fee (FISTEL) – The Operating Subsidiary filed a writ of mandamus questioning the responsibility for the payment of inspection fees on mobile stations, which are not owned by the Operating Subsidiary. The Operating Subsidiary has provided for the obligation and deposited amounts in court related to the Operating Inspection Fee (TFF) and Installation Inspection Fee (TFI). The provision recorded at December 31, 2005 was R$55,462 (2004 - R$34,227), with corresponding court deposits in the same amount.

iii. Other tax contingencies – The Operating Subsidiary is subject to other tax proceedings for which a provisions were made in the amount of R$2,119 at December 31, 2005 and 2004.The corresponding court deposits totaled R$181 at December 31, 2005 (2004 – R$141). Management, based on the advice of its legal advisors, believes that the provision recorded is sufficient to cover probable losses that might result from these proceedings.

iv. Income tax and social contribution - In October 2005, the Operating Subsidiary received tax notices from the Secretariat of the Federal Revenue of approximately R$68,500. These notices mainly question the deductibility of certain expenses in the calculation bases of the income tax and social contribution.

The Operating Subsidiary presented its defense to the notices infraction, providing proof of existence of documentation that supports the deductibility of the expenses. In the understanding of the management and its legal advisors, there are good chances of success in the defense of these notices. Accordingly, a provision for contingencies was not made.

(b) Civil and labor contingencies

The Operating Subsidiary is party to certain labor and civil processes. Civil contingencies refer mainly to proceedings filed by the Operating Subsidiary’s customers and to labor contingencies proceedings filed by its former employees. Based on the advice of its legal advisors, management believes that the provision recorded in the amount of R$4,566 at December 31, 2005 (2004 – R$3,311) is sufficient to cover probable losses that might arise from these proceedings. The corresponding court deposits totaled R$2,015 at December 31, 2005 (2004 – R$613).

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

(c) Universalization Fund of Telecommunications Services - FUST

Pursuant to Article 6 of Law 9,998/2000, which instituted the FUST, the Operating Subsidiary does not include in the calculation base of the contribution the revenues from telecommunications service providers as interconnection remuneration and for the use of its network resources. On December 15, 2005, the Board of ANATEL approved the Precedent #7 which determines the inclusion of such revenues in the calculation base of FUST, with retroactive application to January 2001.

In the understanding of management and its legal advisors, the Precedent #7 of ANATEL contravenes the provisions of Law 9,998/2000, in addition to several constitutional provisions. In January 2006, the mobile telephony carriers filed for a Writ of Mandamus with the purpose of protecting their legal rights to continue to pay FUST without any increase of the calculation base not provided for in law.

Due to its technical complexity, the injunction request pleaded was denied by the first jurisdiction judge. The Petitioners appealed this decision in the Federal Regional Court of the 1st Region, by means of a Bill of Review, and in a decision handed down on March 10, 2006, the Superior Court Judge granted the injunction request to remove the application of the second part of the Precedent #7 of ANATEL, up to the judgment of the merit.

In the understanding of management and its legal advisors, there are good chances of success in this proceeding. Accordingly, no provision for contingency has been made. On December 31, 2005 the amount related to such proceeding was R$12,609.

(d) Possible loss contingencies not provisioned

The Operating Subsidiary has tax claims involving risks of loss classified by the management and its legal advisors as possible in the amount of R$17,386 at December 31, 2005 (2004 – R$15,448) for which no provision for contingencies has been made.

11 Shareholders’ Equity (a) Capital

The Company's authorized share capital at December 31, 2005 and 2004, comprised 700,000,000 thousand shares. Throughout 2005 and 2004, there were 210,460,313 thousand outstanding preferred shares and 124,623,842 thousand outstanding common shares.

During 2003, R$777 of capital reserve was capitalized in accordance with Brazilian Corporate Law. Such capitalization does not involve issuance of additional shares.

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements
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

Preferred shares shall acquire voting rights should the Company, during three (3) consecutive years, fail to pay the minimum dividends they are entitled to.

(c) Dividends

All shareholders are entitled to an annual dividend of not less than 25% of the net income of each year if there are accumulated retained earnings, calculated in accordance with Brazilian Corporation Law.

Management is required by the Brazilian Corporate Law to propose dividends at year-end to conform to the mandatory minimum dividend regulations. In 2005, the net loss adjusted by the realization of the “Unrealized income reserve” totaled R$21,156. Consequently, the distribution of mandatory minimum dividends in the fiscal year ended December 31, 2005 will not be proposed.

In 2005, the Company reevaluated the calculations of the minimum dividends relating to the fiscal year 2004, since the net loss adjusted by the realization of “Unrealized income reserve” resulted in a net income in the amount of R$3,266.

Consequently, in compliance with the provisions in the Article 203 of Law 6,404/76, the Company recorded in 2005 minimum dividends relating to the fiscal year 2004, to be paid to shareholders of preferred shares, in the amount of R$3,266 (R$ 0.0155 per one thousand shares). This amount will be increased, as from the end of 2005 up to the date of the effective payment, by the accumulated variation of SELIC in the period.

If dividends remain unclaimed for a period of three years, a shareholder’s right to receive the dividend lapses. During 2004, dividends totaling R$213, lapsed and were reverted to equity. In the event of dissolution of the Company, the preferred shares have priority to capital reimbursement.

Dividends provided per thousand shares were:

	2005	2004	2003

Preferred shares	0.02	0.02	0.00
Common shares	0.00	0.00	0.00

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

(d) Stock option plan

At December 31, 2005 the Company has reserved 798,244 shares of preferred stock for issuance in connection with its stock option plans (642,132 for the 2003 plan and 156,112 for the 2000 plan) (Note 19).

(e) Additional paid-in capital

Additional paid-in capital includes the reversal in 2003 of certain amounts owed to TPSA, which was a significant former shareholder (Note 14 (d)).

(f) Capital reserves

On December 28, 1999, the shareholders approved a legal reorganization whereby Telpart contributed assets to the Company, resulting in future tax benefits. A deferred tax asset of R$48,818 was recorded which will be realized over a period of up to ten years. In accordance with Brazilian Corporation Law, the Company may issue shares (pro rata both common and preferred) to Telpart for the amount of the tax benefits recognized. In addition, minority shareholders are granted preemptive rights. If the minority shareholders do not elect to exercise these rights, the shares will be issued and subscribed for by Telpart.

(g) Retained earnings

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

The retained earnings balance includes appropriated retained earnings of R$7,764 at December 31, 2005 and 2004.

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

(ii) Unappropriated retained earnings / accumulated deficit

Brazilian law permits the payment of dividends only in reais and these are limited to the retained earnings balances in the financial statements prepared in accordance with Brazilian GAAP. Distributable retained earnings (included in of the following accounts in the statutory financial statements: Reserva de lucros a realizar; Reserva de lucros especial para pagamento de dividendos and Lucros acumulados), aggregated R$37,256, at December 31, 2005 (2004 – R$82,889).

12 Earnings (loss) Per Share

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

Undistributed net income is computed by deducting preferred dividends and common dividends from net income. Options issued under the Company’s 2000 stock options plan are antidilutive for each of the years presented. Options issued under the 2003 stock option plan are dilutive and included in the diluted weighted average number of preferred shares for the year ended December 31, 2003.

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

The following table sets forth the computation of basic and diluted earnings per thousand common shares:

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

	2005	2004	2003

Basic and diluted numerator

Net income (loss)	(20,049)	(86,499)	35,732
Net income available to preferred shareholders	(12,592)	(54,328)	22,443
Net income available to common shareholders	(7,457)	(32,171)	13,289

Basic denominator (in thousands of shares)
Weighted-average number of shares
Preferred	210,460,313	210,460,313	210,460,313
Common	124,623,842	124,623,842	124,623,842

Basic earnings (loss)per thousand shares (in reais)
Preferred	(0.06)	(0.26)	0.11
Common	(0.06)	(0.26)	0.11

Diluted denominator (in thousands of shares)
Weighted-average number of shares
Preferred	210,460,313	210,460,313	211,524,644
Common	124,623,842	124,623,842	124,623,842

Diluted earnings (loss) per thousand shares (in reais)
Preferred	(0.06)	(0.26)	0.11
Common	(0.06)	(0.26)	0.11

13 Income Taxes

(a) Statutory rates

Brazilian income taxes comprise federal income tax and the social contribution taxes. The statutory rates for federal income tax and for the social contribution tax are 25% and 9%.

The following is the income tax expense/ benefit for the years ended December 31, 2005, 2004 and 2003:

	2005	2004	2003

Federal income tax	(3,720)	-	-
Social contribution tax	(445)	(145)	-
Deferred taxes	12,035	575	(25,652)
Valuation allowance	(12,035)	(95,179)	-

Income tax expense	(4,165)	(94,749)	(25,652)

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

(b) Tax reconciliation

The following is a reconciliation of the reported income tax expense and the amount calculated by applying the composite statutory tax rate of 34% for the years ended December 31, 2005, 2004 and 2003, respectively:

	2005	2004	2003

Income (loss) before taxes and minority interest	(22,040)	(4,333)	74,418
Composite statutory rate	34%	34%	34%

Tax benefit (expense) at statutory rates	7,494	1,473	(25,302)
Adjustments to derive effective rate:
Non-taxable income (non-deductible expense), net	376	(1,043)	(350)
Valuation allowance	(12,035)	(95,179)	-

Income tax expense	(4,165)	(94,749)	(25,652)

(c) Tax assets and liabilities

The following is an analysis of deferred income tax assets and liabilities:

	2005	2004

Deferred tax assets
Income tax loss carryforwards	39,656	36,620
Accrued expenses and provision for contingencies	32,923	21,156
Assets related to legal reorganization (Note 11 (f))	19,700	24,729
Allowance for doubtful accounts	13,831	14,368
Other	4,093	554

	110,203	97,427
Deferred tax liabilities
Capitalized interest	(2,989)	(2,188)
Other	-	(60)

Net deferred tax asset	107,214	95,179

Valuation allowance	(107,214)	(95,179)

Deferred income taxes	-	-

Brazilian tax legislation limits the use of tax loss carryforwards to 30% of taxable income per year; the tax loss carryforwards do not expire.

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

(d) Valuation allowance

The Company's deferred tax asset is comprised primarily of net operating loss carryforwards from income tax and social contributions losses available for offset, tax deductible goodwill arising from the legal reorganization and the tax effect of timing differences. In view of the cumulative losses in recent years and taking into account the weight of evidence for the foreseeable future, pursuant to the guidance provided by the FAS 109, although the components of the deferred tax asset do not prescribe and despite expectations of more favorable pretax results once the TDMA equipment is fully depreciated and replaced by service provided through the GSM network systems, management has determined that a valuation allowance be recorded at December 31, 2004 and 2005 to provide for the full amount of the asset net of deferred tax liability timing differences.

14 Transactions with Related Parties

The Company has entered into transactions with its controlling shareholders and other related parties for certain services. Transactions with related parties are carried out based on amounts agreed upon by the respective related parties.

	2005	2004

Assets
Current assets – Accounts receivable
Telemig Celular S.A.	16	15
Brasil Telecom S.A.	1,397	117

	1,413	132

Liabilities
Current liabilities – Accounts payable
Telemig Celular S.A.	30	164
Brasil Telecom S.A.	1,954	11,954

	1,984	12,118

Current liabilities – Accrued liabilities
Telemig Celular S.A.	4,640	4,287
Telemig Celular Participações S.A.	547	16

	5,187	4,303

	2005	2004	2003

Results

Service revenue
Telemig Celular S.A.	453	1,157	1,826
Brasil Telecom S.A.	15,303	117	-

	15,756	1,274	1,826

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

	2005	2004	2003

Expenses from sharing of resources
Telemig Celular S.A.	(11,007)	(11,428)	(9,818)
Telemig Celular Participações S.A.	(3,857)	(3,651)	(3,086)

	(14,864)	(15,079)	(12,904)

(a) Roaming Agreements

Amazônia Celular S.A. is a member of a Brazilian roaming committee of cellular operators that includes Telemig Celular S.A.. The purpose of the committee is to oversee technical and system aspects to assure the highest quality of roaming service. As required by Brazilian regulations, Amazônia Celular S.A. and Telemig Celular S.A. facilitate roaming to their respective subscribers.

Accounts receivable and payable, as well as service revenue with Telemig Celular S.A., refer to the transfer of the additional tariff and roaming services rendered by the subscribers of the companies.

(b) Cost Sharing Agreement

In order to optimize resource allocation efficiency among Telemig Celular Participações S.A and its subsidiary, and the Company and its Operating Subsidiary, the Company entered into a cost sharing agreement pursuant to which certain costs that are incurred for the benefit of both companies and their subsidiaries are allocated to each company based on criteria designed to reflect the actual use by each company. The costs allocated under this agreement refer primarily to personnel, marketing and outside consulting fees.

The balances presented in the current liabilities - accrued liabilities and in the expenses from sharing of resources are related exclusively to the resource sharing and jointly-owned unit.

(c) Brasil Telecom S.A.

As from August 1, 2004, the Operating Subsidiary began offering the Carrier Selection Code (CSP) option to its subscribers for intercity (VC2 and VC3) and international calls in conformity with the Personal Mobile Service (SMP) rules.

On December 31, 2005, accounts payable to Brasil Telecom S.A., refer to the transfer of intercity and international calls made by the Operating Subsidiary’s subscribers using the CSP service of Brasil Telecom S.A. Accounts receivable and service revenue mainly refer to the interconnection revenues for the Operating Subsidiary’s network usage in such long-distance calls.

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

(d) TPSA do Brasil Ltda

Until March 26, 2003, Telpart was a corporation owned by Newtel which owns approximately 51% of Telpart and by TIW do Brasil Ltda., later renamed TPSA, which owned approximately 49%. On March 26, 2003, Highlake International Business Company Ltd., or Highlake, which is indirectly controlled by investment and mutual funds managed by Banco Opportunity, a related party, acquired TPSA’s total share ownership in Telpart.

In March 2003, a dispute involving the reimbursement of certain expenses paid by TPSA on behalf of the Company was settled. The Company reversed R$1,899 related to excess of the liability recorded on its books over the amount of the settlement as a credit to shareholders’ equity.

On March 4, 2005, Highlake and Futuretel S.A., entities then controlled by Opportunity Fund, CVC/Opportunity Equity Partners LP and Investidores Institucionais FIA, announced the beginning of a public offering process for the sale of more than 50% of the voting capital of Tele Norte Celular Participações S.A.. However, immediately after the announcement, International Equity Investments Inc replaced the management of the fund CVC/Opportunity Equity Partners L.P., which started to be managed by Citigroup Venture Capital International Brazil L.L.C. Also the name of the fund was changed to Citigroup Venture Capital International Brazil LP.

Subsequently, International Equity Investments Inc obtained an injunction to temporarily interrupt the public offering process. Since then, several judicial actions are in process in several courts, involving regulatory and corporate issues that may affect the control of the Company.

15 Pension Plan and Other Post-Retirement Benefit Plans

(a) Defined benefit plans

The Company and its Operating Subsidiary participates in a multi-employer defined benefit pension plan (PBS – Assistidos – “PBS-A”) and a post-retirement benefit plan (Plano de Assistência Médica ao Aposentado – PAMA) administered by the Fundação Sistel de Seguridade Social (“Sistel”), a minority shareholder.

In 1999, Sistel approved changes to the plan’s statutes resulting in the break up of plan assets and liabilities related to the active participants of each sponsor. Sistel did not break up plan assets and liabilities related to retired participants and, thus, the Company and its Operating Subsidiary will continue to sponsor the Sistel plan for such retired participants.

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

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

Contributions to the plans are based on actuarial studies prepared by independent actuaries. The Company and its Operating Subsidiary use a measurement date of December 31 for its pension and other post-retirement benefit plans.

The Company and its Operating Subsidiary contributed R$47, R$80 and R$166 in 2005, 2004 and 2003, respectively, with respect to the multi-employer plans.

The Company and its Operating Subsidiary expect to contribute up to R$321 (unaudited) to the defined benefit pension plan in 2006.

Funded status and amounts recorded

Based on the report of the Company and its Operating Subsidiary’s independent actuary, the funded status and amounts recorded in the Company’s balance sheet for the multiple employer plan (PBS – Tele Norte Celular) are:

Change in plan assets
	2005	2004

Fair value of plan assets at beginning of year	22,751	21,971
Actual return on plan assets	3,497	4,300
Sponsors’ and participants’ contributions	466	730
Benefits paid and expenses	(599)	(531)
Effect of settlement	-	(3,719)

Fair value of plan assets at end of year	26,115	22,751

Change in benefit obligations
	2005	2004

Benefit obligation at beginning of year	14,626	17,249
Service cost	605	536
Interest cost	1,629	1,437
Actuarial losses (gains)	(107)	273
Benefits paid and expenses	(599)	(531)
Effect of curtailment	-	(619)
Effect of settlement	-	(3,719)

Benefit obligation at end of year	16,154	14,626

Pension benefits recognized in the balance sheet
	2005	2004

Funded status	9,961	8,125

Unrecognized net gains	(6,697)	(7,684)

Prepaid benefit cost	3,264	441

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

The accumulated benefit obligation for the pension plans was R$14,990 and R$13,234 at December 31, 2005 and 2004, respectively.

Components of net periodic pension cost of the multiple employer plan (PBS Tele Norte Celular) are as follows:

	2005	2004	2003

Service cost	605	536	1,317
Interest cost	1,629	1,437	1,980
Expected return on assets	(4,149)	(2,168)	(2,612)
Amortization gain	(280)	(665)	(678)
Employee contributions	(212)	(210)	(417)
Effect of curtailment	-	(619)	-
Effect of settlement	-	(4,408)	-
Other	(166)	-	(165)

Net periodic pension benefit	(2,573)	(6,097)	(575)

The benefits expected to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter are summarized as follow:

PBS Tele Norte Celular

2006	584
2007	619
2008	1,089
2009	1,144
2010	1,281
2011 to 2015	9,255

(b) Defined contribution and defined benefit plan (CELPREV – Tele Norte Celular)

In March 2004, the Company offered to its employees a new benefit plan which is also administered by Sistel. The new plan permitted, through June 16, 2004, the migration of the participants of the PBS Tele Norte Celular plan. The Company recognized, during 2004, a curtailment and settlement charge relating to the implementation of the new plan in the amounts of R$4,338 and R$3,719, respectively, within the Net Benefit Obligation and Fair Value of Plan Assets, respectively.

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

The new plan is a defined contribution plan, except for medical benefits, for which there is a defined benefit of up to 24 months. Participants and the Company will each contribute 50% of the plan’s cost. The plan defines retirement at age 60, with early retirement at age 50, and includes disability, retirement, sickness benefits and pension in case of casualty. Company matching contributions will range from 0.5% to 2% and additional contributions without Company matching may range from 0.5% to 6% of the participant’s salary. Benefits at the time of retirement will depend on the time and amount of contributions, as well as on the performance of the fund’s investments.

Based on the report of the Company’s independent actuary, the funded status and amounts recorded in the Company’s balance sheet for the multiple employer plan (Celprev – Tele Norte Celular) are:

Change in plan assets
2005

Fair value of plan assets at beginning of year	393
Actual return on plan assets	1,052
Sponsors’ contributions	51

Fair value of plan assets at end of year	1,496

Change in benefit obligations
2005

Benefit obligation at beginning of year	237
Service cost	31
Interest cost	26
Actuarial losses	(40)

Benefit obligation at end of year	254

Pension benefits recognized in the balance sheet

	2005	2004

Funded status	1,242	156
Unrecognized net transaction obligation	(1,017)	(156)
Unrecognized gain	(146)	-

Prepaid benefit cost	79	-

The benefits expected to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter are summarized as follow:

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

CELPREV-
Tele Norte Celular

2006	11
2007	24
2008	26
2009	28
2010	31
2011 to 2015	214

(c) Main actuarial assumptions

Main actuarial assumptions used in the calculation of the PBS-A, PBS-Tele Norte Celular, CELPREV – Tele Norte Celular and PAMA are:

Weighted-average assumptions

					PBS-Tele Norte
			PBS-A		Celular/CELPREV

	2005	2004	2003	2005	2004	2003

Discount rate of actuarial liabilities (1)	11.30%	11.30%	11.30%	11.30%	11.30%	11.30%
Expected return on plan assets (1)	13.75%	12.20%	11.30%	13.75%	18.20%	11.83%
Salary increase rate (1)	7.10%	7.10%	7.10%	7.10%	7.10%	7.10%

			PAMA

	2005	2004	2003

Discount rate of actuarial liabilities (1)	11.30%	11.30%	11.30%
Expected return on plan assets (1)	13.75%	16.40%	11.30%
Salary increase rate (1)	7.10%	7.10%	7.10%
Health Care Cost Trend Rate (1)	8.15%	8.15%	8.15%

(1) Expressed in nominal terms –- assumed inflation of 5 % for 2005, 2004 and 2003

The discount rate is based on the Brazilian government bonds rates and considers the timing of the expected benefit payment.

The expected return on plan assets for 2006 was set up based on the pension portfolio’s past average rate of earnings, discussion with portfolio managers and comparisons with similar companies, which was based on the following assets allocation:

		PBS-Tele Norte
	PBS-A	Celular/CELPREV	PAMA

Debt securities	67.5%	82.9%	100.0%
Equity securities	23.7%	16.0%	0.0%
Real estate	8.4%	0.0%	0.0%
Loans	0.4%	1.1%	0.0%

Total	100.0%	100.0%	100.0%

The pension plan weighted-average asset allocations at December 31, 2005 and 2004, by asset category are as follows:

				PBS
		PBS-A	Tele Norte			CELPREV		PAMA

	2005	2004	2005	2004	2005	2004	2005	2004

Debt securities	60.0%	63.9%	79.8%	82.4%	83.3%	82.4%	100.0%	100.0%
Equity securities	31.3%	26.9%	19.1%	16.5%	15.5%	16.5%	0.0%	0.0%
Real estate	8.1%	8.7%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Loans	0.6%	0.5%	1.1%	1.1%	1.2%	1.1%	0.0%	0.0%

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

The Sistel PBS Tele Norte Celular and CELPREV Tele Norte Celular Benefit Plan Investment Policy sets forth the policy for application and management of funds supporting the Plan with the objective of meeting the profitability and social security goals in accordance with the related actuarial liability.

Based on the short, medium and long-term macroeconomic scenarios prepared by Sistel, the Plan Investment Policy sets out objectives, goals and restrictions to the plan fund’s investments of plan funds. The Plan Investment Policy also determines and designs the strategic assignment of these funds in each segment and portfolio, as well as the assets that may be selected and the strategy to be adopted to manage these assets. The Plan Investment Policy sets forth the ceiling and floor limits to break down the asset portfolio into fixed-income and variable assets, as well as loans and financings to the members of the plan. The minimum actuarial rate forecast for the plan consists of a return at least equal to the INPC (Broad National Consumer Price Index) + 6% p.a.

16 Commitments

(a) Capital expenditures

At December 31, 2005, the Operating Subsidiary did not have capital expenditure commitments related to the continuing expansion and modernization of the network (2004 – R$13,000).

(b) Rental agreements

The Operating Subsidiary rents certain equipment and premises through a number of operating lease agreements that expire at different dates. Total rent expense under these agreements was R$14,574, R$10,748 and R$8,849 for the years ended December 31, 2005, 2004 and 2003, respectively.

Future minimum lease payments under non-cancelable operating leases with an initial term of one year or more are as follows at December 31, 2005.

2006	7,414
2007	6,623
2008	5,362
2009	3,144
Thereafter	1,995

Total minimum payments	24,538

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

The Operating Subsidiary’s concession requires that certain network coverage requirements and service quality milestones be met to continue to be valid and permit the Operating Subsidiary’ to operate.

On March 31, 2005, Telemig Celular S.A., Amazônia Celular S.A., Ericsson Telecomunicações S.A. and Ericsson Serviços de Telecomunicações Ltda. entered into a new agreement to provide and implement the expansion of the GSM CORE network. Under the terms of this agreement, Ericsson will provide the equipment, material, software and services necessary for the expansion of the GSM CORE network. The total amount payable to Ericsson under the terms of the agreement is R$72,600, of which the Operating Subsidiary will pay R$21,900 and Telemig Celular S.A. will pay R$50,700.

17 Financial Instruments

(a) Fair value of financial assets and liabilities

Estimated fair values of the Company and its Operating Subsidiary’s financial assets and liabilities have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimated fair values. Accordingly, the amounts presented below are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or estimated methodologies may have a material effect on the estimated fair values.

The fair value information as of December 31, 2005 and 2004 presented below is based on the Company and its Operating Subsidiary’s current borrowing rates for similar types of loans and financing arrangements.

		2005		2004

	Book value	Fair value	Book value	Fair value

Long-term debt	205,856	223,888	272,602	272,945

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

(b) Concentration of risks

Credit risk connected with receivables derives from telecommunications services billed and unbilled amounts, resale of handsets and distribution of prepaid cards. The Operating Subsidiary continuously monitors credit granted to its customers and the delinquency level.

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

Customer access to telecommunications services is blocked when the bill is overdue for more than 15 days, except for telephone services to be maintained for security or national defense reasons. The credit risk of accounts receivable of telecommunications mobile services is diversified. The Operating Subsidiary sets credit limits for handset resellers and prepaid card distributors. These limits are defined based on potential sales, risk history, payment promptness and delinquency levels. On December 31, 2005, the Operating Subsidiary’s allowance for losses on receivables amounted to R$38,982 (2004 – R$42,261) - Note 5.

There are no concentration services, concessions or rights that could, if suddenly eliminated, severely impact the operations of the Company and its Operating Subsidiary.

18 Swaps

At December 31, 2005 and 2004, the Operating Subsidiary held cross-currency interest rate swap agreements related to its U.S. dollar denominated debt to mitigate against volatility of the U.S. dollar and the Brazilian real exchange rate.

Through the swap agreements, at December 31, 2005, the Operating Subsidiry earns the exchange variation between the United States dollar and the Brazilian real plus 0.0% to 10.8% and pays an amount based on 74.8% to 111.0%, of the variation of the short term interbank rate. The annualized short term interbank rate was 19,0% and 16.1% at December 31, 2005 and 2004, respectively At December 31, 2005 and 2004, these agreements have total updated notional amounts of R$224,346 and R$130,955, and expire on various dates through 2009. The fair values of the Operating Subsidiary’s cross-currency interest rate swap agreements were estimated based on quoted market prices of comparable contracts. As of December 31, 2005 and 2004, the unrealized gain and losses of the individual swap contracts are presented on the balance sheet on a gross basis, segregating assets and liabilities as follows:

	2005	2004

Gross assets	213,346	135,632
Gross liabilities	(262,234)	(150,033)

Cross-currency interest rate swap agreements	(48,888)	(14,401)

Current assets	287	4,853
Current liabilities	(35,882)	(4,724)
Non-current liabilities	(13,293)	(14,530)

Cross-currency interest rate swap agreements	(48,888)	(14,401)

The charges arising from the swap agreements of R$55,068, R$29,814 and R$24,600 for 2005, 2004 and 2003, respectively, are reflected in financial expense. The Operating Subsidiary does not apply hedge accounting for any of these contracts.

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

19 Stock-Based Compensation

On October 5, 2000, the Company’s Board of Directors approved two long-term incentive plans as follows:

(a) Plan A - covers certain key executives who may receive shares of the Company’s common or preferred stock. The options vest only to the extent that the Company achieves performance goals determined by the Board of Directors during a five-year performance period. The performance goals have not been met as of December 31, 2005.Through December 31, 2005 30,893 options were granted, however, no options have been exercised to date.

(b) Plan B - covers key executives (who can also participate in the first plan) and other employees. Options granted under this plan relate to preferred stock and are exercisable at the market price at the date of grant, adjusted by an inflation index. No compensation expense has been recognized as the market price of the underlying stock is below the exercise price. The vesting period is up to 20% during the second year, 60% during the third year and 100% during the fourth year. The options may be exercised through October 2007. Information related to these options is summarized below:

Amounts in reais per shares

		Initial
	Number of	Exercise	Exercise	Market
	Options	Price-R$	Price- R$	Price – R$

Outstanding as of December 31, 2001	686,325	1.44	1.61	1.04
Forfeited	(97,382)	1.44	-	-
Outstanding as of December 31, 2002	588,943	1.44	2.02	0.34
Forfeited	(234,300)	1.44	-	-
Outstanding as of December 31, 2003	354,643	1.44	2.19	0.64
Forfeited	(56,816)	1.44	-	-
Outstanding as of December 31, 2004	297,827	1.44	2.47	0.50
Forfeited	(141,715)	1.44	-	-
Outstanding as of December 31, 2005	156,112	1.44	2.49	0.31

At December 31, 2005 there were 156,112 options exercisable at R$1.44 (2004 – 297,827 options; 2003 – 271,869) options.

During the meetings held on December 29 and 30, 2003, the Boards of Directors of the Company and its Operating Subsidiary, respectively, approved changes to Plan B, as follows.

The new options granted under this plan relate to preferred stock and are exercisable at the market price at the date of the grant, discounted by 20%. Additionally, the exercise price is adjusted by an inflation index. The vesting schedule is 40% beginning on January 15, 2004, 70% on January 15, 2005 and 100% on January 15, 2006. The options may be exercised through January 2008. Information related to these options is summarized below:

Amounts in reais per shares

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

Initial
Number of	Exercise	Exercise	Market
Options	Price- R$	Price- R$	Price – R$

Granted	1,064,331	0.49	-	0.49
Outstanding as of December 31, 2003	1,064,331	0.49	0.49	0.64
Forfeited	(237,263)	0.49	-	-
Outstanding as of December 31, 2004	827,068	0.49	0.55	0.50
Forfeited	(184,936)	0.49	-	-
Outstanding as of December 31, 2005	642,132	0.49	0.56	0.31

At December 31, 2005 there were 449,492 options exercisable at R$0.49 (2004 - 330,828 options). No options exercisable at December 31, 2003.

20 Notice of the New York Stock Exchange (“NYSE”)

On August 1, 2005, the New York Stock Exchange (“NYSE”) notified the Company that it was “below criteria,” as its total market capitalization was less than US$75 million over a 30 trading-day period and its shareholders’ equity was less than US$75 million (under US GAAP). As required by the NYSE, on August 5, 2005, the Company issued a press release disclosing the fact that it had fallen below the continued listing standards of the NYSE. On October 27, 2005, the Company submitted to the NYSE a business plan to comply with the continued listing standards within 18 months of the receipt of the NYSE’s notice. The plan presented by the Company was accepted by the NYSE at the beginning of 2006, which is now performing semiannual reviews during the 18-month period for compliance with the goals and initiatives as outlined in the plan. Failure to achieve those financial and operational goals could result in the Company being suspended from trading by the NYSE if NYSE’s listing criteria are not met.

The NYSE has agreed to provide the Company with an up to three–month trading period starting on February 1, 2007, subject to reassessment on an ongoing basis, due to its delay in filing its annual report on Form 20-F for the year ended December 31, 2005. The trading period may be further extended, at the NYSE’s discretion, up to July 18, 2007. Although the Company’s average global market capitalization over a consecutive 30 trading-day period currently exceeds the continued listing minimum requirements, the NYSE will not acknowledge the Company's "good standing" status until such time as the Company's annual report on Form 20-F for the year ended December 31, 2005 is filed with the U.S. Securities and Exchange Commission and is reviewed by the NYSE.

21 Other Information

Proceeding referring to the General Law of Telecommunications

The Brazilian telecommunications regulations prohibit a shareholder from having a controlling interest in more than one wireless telecommunications carrier operating in the same area in Brazil. On June 15, 2005, the Company initiated court proceedings seeking a court order to prevent PREVI and Banco do Brasil from exercising their voting rights in the Company, until the legality of their shareholding interest is resolved. The main argument in this lawsuit is that Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI (which is the Banco do Brasil S.A. pension fund) and Banco do Brasil are a part of our controlling shareholder block and also are a part of the controlling shareholder block of Tele Norte Leste Celular Participações S.A., which competes with us in our area under the “Oi” brand name. As we currently believe that the claim has no legal grounds and therefore, would probably be rejected by the Brazilian courts, we relinquished our claim on October 18, 2006.

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

22 Subsequent Events

(a) Dispute among shareholders

On March 4, 2005, Highlake International Business Company Ltd. and Futuretel S.A.the latter of which was at that time managed by individuals appointed by Opportunity, announced the launch of a competitive bidding process for the sale of more than 50% of the Company´s voting capital. However, shortly thereafter, the limited partner of Citigroup Venture Capital International Brazil, L.P. (formerly known as CVC/Opportunity Equity Partners L.P.), International Equity Investments, Inc, removed Opportunity Equity Partners, Ltd. (formerly known as CVC/Opportunity Equity Partners, Ltd.) as Limited Partner and secured an injunction to temporarily suspend the competitive bidding process.

Since then, the controlling shareholders have been litigating the control of the Company and its subsidiary. Currently, management is not able to assess when these disputes over the Company’s control will end.

(b) Number Portability

On March 7, ,2007, Anatel’s Steering Commitee approved the Number Portability. Number portability will be provided by fixed and mobile operators within 24 months after final regulation is issued, with all incurring costs being borne by the operators. The Company can provide no assurances as to whether the final version of the regulation may have adverse effects on its revenues and operating results. Anatel has announced its intention to issue the final regulation on number portability by March 2007. According to Anatel's proposal, number portability within mobile service should be fully implemented.

(c) ANATEL Resolution #438

On July 13, 2006, ANATEL released the Resolution No. 438 which approved the "Regulation on Remuneration for Network Usage of Personal Mobile Service Providers (SMP)" and revoked the Resolution No. 319 of September 27, 2002.

Among other amendments, Resolution #438 establishes new rules for concession, pass-through and disclosure of discounts granted over the Value of Usage of SMP Network (VU-M) and establishes the end of the Bill & Keep regime.

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

Until July 13, 2006, interconnection fees for local wireless traffic were due only if the traffic balances between any two companies operating in the same area was either less than 45% or in excess of 55% ("bill & keep regime"). Beginning July 14, 2006, new regulation on SMP network usage fees issued by Anatel established that interconnection payments between SMP operators for traffic in the same registration area should occur for the full amount of traffic between operators ("full billing" regime).

(d) Breach of Financial Covenants

As of December 31, 2005, the Company and its Operating Subsidiary were not in default in relation to their obligations under debt covenants nor were any payment of dividends in arrears. On December 31, 2006, the Company and its Operating Subsidiary breached the financial ratios contained in the credit agreements with Unibanco S.A. The Unibanco credit agreements, however, only characterize a technical default to have occurred once two consecutive quarterly breaches have been in place, which is then followed by an automatic 90-day curing period. Management of the Company and its Operating Subsidiary expect to either cure the financial ratios breaches or obtain waivers in connection with these breaches, thereby curing the effects of an event of default before June 30, 2007, when the automatic curing period expires.

On December 31, 2006 the Operating Subsidiary also breached the financial covenants contained in the Indenture related to the 8.75% unsecured senior notes due 2009 issued by the Company’s Operating Subsidiary and Telemig Celular S.A. in 2004. Management of the Operating Subsidiary and Telemig Celular S.A. have obtained waiver by the requisite amounts of holders of the notes, thereby curing the effects of an event of default.

* * *