Form 20-F
period 2006-12-31
TELE NORTE CELULAR PARTICIPACOES SA
filed 2007-07-05
CIK 1072345

As filed with the Securities and Exchange Commission on July 05, 2007.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2006 Commission File Number 1-14479

TELE NORTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its charter)
TELE NORTE CELLULAR HOLDING COMPANY
(Translation of Registrant’s name into English)
THE FEDERATIVE REPUBLIC OF BRAZIL
(Jurisdiction of incorporation or organization)

Rua Levindo Lopes, 258 – Funcionários
30.140-170, Belo Horizonte-MG, Brazil
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

     We are one of the companies formed as a result of the breakup of Telecomunicações Brasileiras S.A. – Telebrás, or Telebrás, by the federal government of Brazil in May 1998. Amazônia Celular was formed in January 1998 to receive all of the share capital held by Telebrás in its operating subsidiaries that provided cellular telecommunication services in the states of Pará, Maranhão, Roraima, Amapá and Amazonas. References to Amazônia Celular operations prior to January 1998 are to the cellular operations of its predecessor. See “Item 4A. Information on the Company—History and Development of the Company¯Historical Background.” We have prepared our consolidated financial statements included in this annual report in conformity with generally accepted accounting principles in the United States, or U.S. GAAP, as at and for the years ended December 31, 2004 and 2005 audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm and as at and for the year ended December 31, 2006 audited by Deloitte Touche Tohmatsu Auditores Independentes, an independent registered public accounting firm.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

     The selected financial information presented below should be read in conjunction with our consolidated financial statements as of December 31, 2005 and 2006 and for the years ended December 31, 2004, 2005 and 2006, and the related notes included in this annual report, as well as the information under the caption “Item 5. Operating and Financial Review and Prospects.”

U.S. GAAP Selected Financial Information

	Year ended December 31,

	2002	2003	2004	2005	2006	2006(1)

	(as restated)	(as restated)	(as restated)	(as restated)
Statement of
operations data:
Net revenues (in
thousands)	R$462,519	R$533,528	R$512,356	R$ 445,567	R$440,692	US$206,123
Operating profit (loss)
(in thousands)	R$38,340	R$62,035	R$15,889	R$6,639	(R$78,389)	(US$36,665)
Net income (loss) (in
thousands)	(R$44,450)	R$35,732	(R$86,499)	(R$20,049)	(R$87,356)	(US$40,859)
Basic and diluted
earnings (loss) per
thousand common
shares(2)	(R$0.36)	R$0.11	(R$0.69)	(R$0.16)	(R$0.70)	(US$0.33)
Basic and diluted
earnings (loss) per
thousand preferred
shares(2)	¯	R$0.11	¯	¯	¯	¯
Basic and diluted
earnings (loss) per
ADS	¯	R$5.50	¯	¯	¯	¯
Dividends per thousand	¯	¯
shares paid(3)			R$0.02	R$0.02	¯	¯
Dividends per ADS(3)	¯	¯	R$1.00	R$1.00	¯	¯
Weighted average
number of outstanding
shares (in thousands):
Preferred	210,460,313	210,460,313	210,460,313	210,460,313	210,460,313	210,460,313
Common	124,623,842	124,623,842	124,623,842	124,623,842	124,623,842	124,623,842

Other financial data:
Capital expenditures (4)
(in thousands)	R$51,393	R$29,087	R$156,051	R$72,451	R$51,281	US$23,986

	As of December 31,

	2002	2003	2004	2005	2006	2006(1)

						(in thousands of
	(in thousands of reais)					US$)
Balance sheet data:
Cash and cash
equivalents	R$10,090	R$6,501	R$2,549	R$15,234	R$22,674	US$10,605
Temporary cash
investments	49,838	1,583	97,330	50,418	28,726	13,436
Working capital (5)	(121,926)	(88,004)	(90,994)	(59,084)	(149,990)	(70,154)
Total assets	782,739	653,415	766,926	708,033	689,205	322,360
Long-term debt
(including current
portion)	417,021	223,714	272,602	205,856	179,515	83,964
Shareholders’ equity	201,612	239,462	148,813	125,498	43,642	20,413

Capital stock	84,074	84,851	84,851	84,851	84,851	39,687
_______________
(1)
Solely for the convenience of the reader, real amounts as of and for the year ended December 31, 2006 have been translated into U.S. dollars at the commercial selling rate at closing for purchase of U.S. dollars, as reported by the Central Bank, on December 31, 2006 of R$2,138 to US$1.00. The U.S. dollar equivalent information should not be construed to imply that the real amount represent, or could have been or could be converted into, U.S. dollars at this rate or at any other rate.

(2)	As mentioned in Note 16, the Company changed its accounting policy for calculating earnings per share in 2006, and retrospectively applied the new policy to prior periods.
(3)
For the periods presented, dividends per preferred share were the same as dividends per common share, and they were calculated based upon the number of outstanding shares on the date the dividends were provided.

(4)	Cash disbursements for capital expenditures including accounts payable for property and equipment.

(5)	Current assets less current liabilities.

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

     Resolution No. 3,265 by the National Monetary Council, or NMC, dated March 4, 2005, as amended by Resolutions No 3,311 and 3,356 of the NMC, dated August 31, 2005 and March 31, 2006, respectively, consolidated the foreign exchange markets into one single foreign exchange market, effective as of March 14, 2005. All foreign exchange transactions are now carried out through institutions authorized to operate in the consolidated market and are subject to registration with the Central Bank’s electronic registration system. Pursuant to Resolution No. 3.356 the authorized institutions must present to the Central Bank a list of actions to prevent money laundering and other crimes under Law No. 9.613, dated March 3, 1998. Foreign exchange rates continue to be freely negotiated, but may be influenced by Central Bank intervention.

     Since 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely, and during that period, the real/U.S. dollar exchange rate has fluctuated considerably. In the past, the Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate market through a currency band system or otherwise. The real may depreciate or appreciate against the U.S. dollar substantially in the future. On June 15, 2007, the U.S. dollar exchange rate was R$1.91 per US$1.00. For more information on these risks, see “Item 3D. Risk Factors—Risks Relating to Brazil.”

     The following tables set forth the commercial rate, expressed in reais per U.S. dollar (R$/US$), for the periods indicated.

	R$ per US$1.00

Year	Low	High	Average(1)	Year-End

2002	2.2709	3.9552	2.9983	3.5333
2003	2.8219	3.6623	3.0600	2.8892
2004	2.6544	3.2051	2.9015	2.6544
2005	2.1625	2.7613	2.4331	2.3407
2006	2.0578	2.3703	2.1671	2.1380
2007 (through June 15)	1.9048	2.1548	2.0547	1.9089
______________

Source: Central Bank/Bloomberg
(1) Represents the average of the exchange rates on the last day of each month during the relevant period.

	R$ per US$1.00

Month	Low	High

December 2006	2.1372	2.1685
January 2007	2.1239	2.1548
February 2007	2.0758	2.1174
March 2007	2.0496	2.1380
April 2007	2.0223	2.0470
May 2007(through May 31)	1.9281	2.0301
June 2007 (through June 15)	1.9048	1.9630
_______________

Source:	Central Bank/Bloomberg

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

On March 4, 2005, Highlake International Business Company Ltd., or Highlake, and Futuretel S.A., or Futuretel, the latter of which was at that time managed by individuals appointed by Opportunity, announced the launch of a competitive bidding process for the sale of more than 50% of our voting capital. However, shortly thereafter, the limited partner of Citigroup Venture Capital International Brazil, L.P. (formerly known as CVC/Opportunity Equity Partners L.P.), International Equity Investments, Inc, removed Opportunity Equity Partners, Ltd. (formerly known as CVC/Opportunity Equity Partners, Ltd.) as Limited Partner and secured an injunction to temporarily suspend the competitive bidding process.

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

     In addition, in October 2006, elections were held in all states of Brazil and at the federal level, to elect state governors and the president. It is impossible to foresee how new policies that may be adopted by the re-elected president or by the state governors would affect the Brazilian economy or our business.

     Historically, the political scenario has influenced the performance of the Brazilian economy. In the past, polical crises have affected the confidence of investors and the public in general, which adversely affected the development of the Brazilian economy.

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

     Brazil has in the past experienced extremely high rates of inflation. According to the General Market Price Index (¥ndice Geral de Preços do Mercado), or the IGP-M, a general price inflation index, the inflation rates in Brazil were 25.3% in 2002, 8.7% in 2003, 12.4% in 2004, 1.2% in 2005 and 3.8% in 2006. Inflation, and certain government actions taken to combat inflation, have in the past had significant negative effects on the Brazilian economy. Actions taken to curb inflation, coupled with public speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. The Brazilian base interest rate, which is determined by the Brazilian Monetary Policy Committee (Comitê de Política Monetária), or COPOM, was 25.0%, 16.5%, 17.7%, 18.0% and 13.0% on December 31, 2002, 2003, 2004, 2005 and 2006, respectively. Future Brazilian government actions, including interest rate decreases, intervention in the foreign exchange market and actions to adjust or fix the value of the real may trigger increases in inflation. If Brazil experiences high inflation in the future, we may not be able to adjust the rates we charge our customers to offset the effects of inflation on our cost structure. Inflationary pressures may also hinder our ability to access foreign financial markets or lead to government policies to combat inflation that could harm our business or adversely affect the market value of our preferred shares and, as a result, the ADSs.

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

     The real depreciated against the U.S. dollar by 8.5% in 2000 and by 15.7% in 2001. In 2002, the real depreciated 34.3% against the U.S. dollar, due in part to political uncertainty surrounding the Brazilian presidential elections and the global economic slowdown. For the last four years the real has appreciated against the U.S. dollar. The real appreciated 22.3%, 8.8%, 13.4% and 9.5% against the U.S. dollar in 2003, 2004, 2005 and 2006, respectively. The real appreciated by 10.6% against the U.S. dollar in the first five months of 2007. Despite the appreciation of the Brazilian currency against the U.S. dollar in recent years, no assurance can be given that the real will not depreciate or be devalued against the U.S. dollar again. On June 15, the U.S. dollar/real exchange rate was R$1.91 per US$1.00. See “Item 3A. Key Information¯Selected Financial Data¯Exchange Rates.”

     Significant costs relating to our network infrastructure and handsets are linked to payment in U.S. dollars. However, other than revenues derived from cross-curency interest rate swap agreementes, all of our revenues are generated in reais. If the value of the real decreases relative to the U.S. dollar, our debt becomes more expensive to service. Such decreases also make it more costly for us to pay for the U.S. dollar-denominated technology and goods that are necessary to operate our business, and we may be unable to pass the increased costs to our customers. As of December 31, 2006, we had R$241.1 million in total debt, all of which was denominated in U.S. dollars.

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

     Our business is subject to extensive government regulation. Anatel (Agência Nacional de Telecomunicações), which is the telecommunications industry regulator in Brazil, regulates or influences, among other things:

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

     In addition, Anatel initiated a public consultation process (Anatel’s Public Consultation number 642 of 2005) regarding certain changes in the current SMP regulation. The public consultation period established in Anatel’s proposal ended on January 16, 2006, but final regulation has not yet been promulgated. We are analyzing the impact that the changes in SMP regulation would have to our business and results of operations. The original text of the public consultation includes changes such as:

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

  receipt of confirmation and/or failure message at no cost within 10 seconds after sending an short message service (SMS) message;

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

     Anatel also issued Regulation number 460/2007, regarding on Number Portability. According to Anatel’s regulation, number portability will be provided by fixed and mobile operators, until March 2009, with most incurring costs being borne by the operators. We are analyzing the impact of number portability on our business and results of operations.

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

     Such new regulations could have an adverse effect on our results of operations because (1) our interconnection charges could drop significantly, thereby reducing our revenues, (2) Anatel may allow more favorable prices for economic groups without significant market power and (3) the prices we charge in some regions in which we operate are higher than those in some other regions, and consolidation of those prices, competitive pressures and other factors would reduce our average prices and thereby reduce our revenues. In this regard, the creation of the “full billing” regime has resulted in an increase of our interconnection costs and revenues.

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

     Upon acquiring our A Band concessions in the beginning of 1998, we were the only cellular operator in our area. In October 1999, Norte Brasil Telecom S.A., or NBT (which was subsequently acquired by VIVO, a joint venture of Portugal Telecom and Telefônica Móviles), the B Band operator in our area, began operations using TDMA technology. Telemar, the principal fixed line operator in our area, commenced using GSM technology on the D Band frequency range in certain parts of our area in June 2002 through its subsidiary TNL PCS S.A., under the brand name “Oi”, and Telecom Italia Mobile, or TIM, the E Band operator primarily owned by Telecom Italia, began operations in October 2002 using GSM technology. This increased competition has reduced our market share to an estimated 22.2% at December 31, 2006, as compared to 25.7%, 34.2% and 43.3% at December 31, 2005, 2004 and 2003, respectively.

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

     We experience a high rate of customer turnover, which may impact our future operations.

     The turnover may be voluntary or involuntary, depending on whether the customer freely decides to terminate our services or we terminate the services due to lack of payment. Our average churn rate reached 2.9% per month in 2004, 4.0% per month in 2005 and 4.6% per month in 2006. To the extent that our competition continues to increase or the Brazilian economy stagnates or falters, our churn rate could increase, negatively affecting our business, financial condition, revenues, results of operations and prospects.

     Adverse decisions in one or more of our lawsuits could adversely affect our business and results of operations.

     In the ordinary course of business, we are involved in various legal proceedings of a civil, tax, regulatory and labor-related nature. As of December 31, 2006, we maintained provisions in the total amount of R$152.2 million and court deposits in the total amount of R$99.0 million. The majority of our legal proceedings are related to tax matters. The total amount of the contingencies, based on the value attributed to the lawsuit by the plaintiff, may not correspond to the economic value of the lawsuits, which may be substantially higher than the total amount of contingencies. If the cost of these lawsuits is higher than the amount attributed to them by the plaintiffs or, in the event the total amount of our provisions does not suffice to pay the contingencies due, we could incur greater costs than originally foreseen and could have to make adjustments to our provisions. In addition, adverse decisions in one or more of our lawsuits or disputes in amounts in excess of those deposited in court, may result in material losses, which may adversely affect our business and results of operations. For more information on the legal proceedings in which we are involved, see “Item 8A. Financial Information¯Consolidated Financial Statements and Other Financial Information—Legal Proceedings.”

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

     Our financing agreements, including the indenture related to the offering of US$40 million unsecured senior notes due 2009 combined with the offering by Telemig Celular of US$80 million unsecured senior notes due 2009, contain certain financial covenants, limiting our ability to incur indebtedness above a certain level. Failure to comply with those covenants could result in the acceleration of the debt under those financing agreements. As a result, our ability to raise capital above the limits imposed by these agreements may be impaired, which may affect our ability to obtain the resources needed to expand the GSM network so as to cover all of the localities in our area. In addition, certain financing agreements of the Company have cross-acceleration clauses and if Telemig Celular defaults in any of its other financing agreements, our notes payment will be accelerated.

Risks Related to the ADSs and the Preferred Shares

     The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the preferred shares underlying the ADSs at the price and time you desire.

     Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature. The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States. Accordingly, although you are entitled to withdraw the preferred shares underlying the ADSs from the depositary at any time, your ability to sell the preferred shares underlying the ADSs at a price and time at which you wish to do so may be substantially limited. There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. The ten largest companies in terms of market capitalization represented approximately 51.3% of the aggregate market capitalization of the BOVESPA as of December 31, 2006. The top ten stocks in terms of trading volume accounted for approximately 48.0%, 44.7% and 45.5% of all shares traded on the BOVESPA in 2004, 2005 and 2006, respectively.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

General

     We provide cellular telecommunications services in a region covering the states of Pará, Amazonas, Maranhão, Amapá, and Roraima in the north and northeast of Brazil. On February 19, 2004, we signed a contract with Anatel to migrate to the Serviço Móvel Pessoal, or SMP, regime from the Serviço Móvel Celular, or SMC, regime. At December 31, 2006, we had 1,210,780 subscribers, representing an estimated market share of 22.2% in our region, as opposed to 1,223,041 subscribers, or an estimated 25.7% market share, at December 31, 2005.

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

     The Registrant’s legal and commercial name is Tele Norte Celular Participações S.A. and it is a corporation (sociedade por ações) organized under the laws of the Federative Republic of Brazil. Our headquarters are located at

Rua Levindo Lopes, 258, Funcionários, 30140-170, Belo Horizonte, MG, Brazil, and our telephone number is 55-31-9933-3535. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19715.

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

Change in Management

     Upon taking over the management of Amazônia Celular, the current management engaged consultants to review the Company’s operations. In the course of its review management of Amazônia Celular identified certain employment and consulting agreements the legality of which may arguably be questioned in a court of law. The amounts involved are not material in relation to the Company’s consolidated assets or revenues. For further information on a labor claim brought by Amazônia Celular against members of its former management, see “Item 8A. Consolidated Financial Statements and Other Financial Information—Legal Proceedings—Labor Legal Proceedings—Labor Claim against Former Management.”

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

Listing Standards

     On August 1, 2005, the NYSE notified us that we were “below criteria,” as our total market capitalization was less than US$75 million over a 30 trading-day period and our shareholders’ equity was less than US$75 million (in US GAAP). In the beginning of 2006, the NYSE accepted an 18-month business plan we submitted to comply with the NYSE continued listing standards and during such period we were subject to periodical reviews by the NYSE for compliance with the goals and initiatives as outlined in our plan.

     On May 11, 2007, the NYSE informed us that we were removed from the “Watch List” and are currently considered “in good standing” with respect to the NYSE’s quantitative continued listing standards, as a result of our compliance with the NYSE’s listing standards and the completed filing of our Annual Report on Form 20-F for the year ended December 31, 2005. As of June 18, 2007, the Company’s market capitalization amounted to US$115 million over a 30 trading-day period, above the required threshold.

However, in accordance, with the NYSE’s Listed Company Manual, we will be subject to a 12-month follow-up period to ensure compliance with the NYSE’s continued listing standards. If during such period we fall below any of the NYSE's continued listing standards, the NYSE may take appropriate action, which, depending on the circumstances, may include truncating the compliance procedures described in the NYSE Listed Company Manual or suspending trading of our securities. We remain subject to the NYSE’s normal continued listing monitoring.

B. Business Overview

Our Region

     Our authorization area covers more than 3,500,000 square kilometers in the north and northeast of Brazil, spanning approximately 41.4% of Brazil’s area, with a population of approximately 17.6 million people, representing approximately 9.4% of Brazil’s population. During 2003, our region generated approximately 4.9% of Brazil’s gross domestic product. Per capita income is relatively low. At December 31, 2006 our region had 19 metropolitan areas with populations in excess of 100,000 people, including the cities of Belém, Manaus, São Luís, Boa Vista and Macapá. At December 31, 2006, approximately 30.7% of the people in our region owned a mobile phone, respectively. Our business, financial condition and results of operations depend largely on the performance of the Brazilian economy and the economy of our region, in particular. See “Item 5A. Operating and Financial Review and Prospects—Operating Results¯Overview¯Brazilian Political and Economic Environment” for a description of the Brazilian economic conditions.

     The following table presents gross domestic product and per capita income information for each state in our region at and for the year ended December 31, 2003, which is the latest period for which such information is available.

	Year Ended December 31, 2003

State	% of Brazil’s	Per capital

	GDP	income

Maranhão	0.9	R$ 2,354
Pará	1.9	R$ 4,367
Amazonas	1.8	R$ 9,100
Amapá	0.2	R$ 5,584
Roraima	0.1	R$ 4,569

Region	4.9	R$ 4,537

________________

Source: Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatístíca - IBGE).

The following map shows the location of our region within Brazil

.

Services

     We are one of the providers of cellular telecommunications services in our region and had an estimated market share of 22.2% at December 31, 2006, as compared to an estimated 25.7% and 34.2% market share at December 31, 2005 and 2004, respectively. Currently, our digital service is based upon Time Division Multiple Access, or TDMA, technology; our analog service uses a technology standard called Advanced Mobile Phone Service, or AMPS; and we are in the process of overlaying GSM technology onto our network, which incorporates updated versions of Enhanced Data Rates for Global Evolution, or EDGE, technology for data transmission. We offer digital service to subscribers in all the cities in our area, covering 212 locations.

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

     We also provide value-added services such as fax reception through mobile handsets, voicemail, call forwarding, call waiting and call conferencing, caller line identification and three-way calling. In addition, we provide special services, such as customized ring tones, real time play-by-play of soccer matches, information searches (including accessing bank statements, office or home information), and convenient services, all through the subscriber’s mobile handset. We constantly evaluate the readiness of our network to respond to emerging market trends and customer demands for new services.

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

Subscribers

     The following table sets forth information regarding our operating data and subscriber base for the periods indicated.

	Year ended December 31,

	2004	2005	2006

Contract subscribers at period end	316,040	257,155	232,271
Prepaid customers at period end	940,233	965,886	978,509

Total	1,256,273	1,223,041	1,210,780

Net subscriber growth during period	22.2%	-2.6%	-1.0%
Estimated population of our region at period-end (in millions) (1)	16.7	17.3	17.6
Estimated covered population at period-end (in millions) (2)	11.3	11.9	12.2
Percentage of population covered at period-end (3)	67.6%	68.7%	69.1%
Penetration at period-end (4)	22.0%	28.5%	30.7%
Average monthly incoming minutes of use per subscriber:
Contract subscribers	68	81	85
Prepaid customers	30	22	24
Average monthly outgoing minutes of use per subscriber:
Contract subscribers	134	112	136
Prepaid customers	9	8	12
Average monthly revenues per subscriber: (5)
Contract subscribers	R$81	R$72	R$80
Prepaid customers	R$14	R$10	R$12
Total blended average	R$32	R$24	R$25
Cost of acquisition per subscriber(6)	R$178	R$158	R$122
Average monthly churn(7)	2.9%	4.0%	4.6%
Estimated market share at period end:	34.2%	25.7%	22.2%
_______________

(1)	Estimates based on data from the Target 2005 (Brasil em Foco).
(2)	Estimates by our management of the number of people within our region who can access our cellular telephone signal.
(3)	Estimates by our management of the percentage of the population of our region who can access our cellular telephone signal.
(4)	Estimates by our management of the number of cellular lines in service in our region divided by the population of our region.
(5)	In nominal reais, net of value-added taxes PIS, COFINS and ICMS.
(6)
Calculated based on the [(sum of salaries paid to our marketing and selling personnel, consulting fees regarding sales and marketing services, commissions, subsidies for the sale of handsets, advertising and promotion costs, and FISTEL tax (activation tax)), less the activation fee for the period,] divided by the number of gross activations in the period.

(7)
[Calculated based on the [year-to-date deactivations divided by the sum of average monthly opening number ofsubscribers since beginning of the year multiplied by 12], divided by the number of months in the period.

Contract and Prepaid Market

     At December 31, 2006, we had 1,210,780 subscribers, a decrease of 1.0% over December 31, 2005, and an estimated market share of 22.2%, compared to estimated market shares of 25.7% and 34.2% at December 31, 2005 and 2004, respectively. Our client base consists of (i) contract subscribers, who pay a monthly fee to enroll in one of our rate plans and who are invoiced monthly after services have been provided to them; and (ii) prepaid customers, who purchase in advance cards containing a specified number of airtime credits that can be used within the 180-day period after the prepaid card is activated. Our contract subscribers consist primarily of higher income individuals who use their handsets for both personal and business purposes. Our prepaid customers are generally younger, have lower income than contract subscribers, and use their handsets more to receive than to place calls.

     Our contract subscribers used an average of 221 minutes of airtime per month in 2006, as compared to an average of 193 minutes per month registered in 2005. Our prepaid customers used an average of 36 minutes of airtime per month in 2006, as compared to an average of 30 minutes per month in 2005. Decreases in the average minutes of use per subscriber can be expected as further market penetration adds customers to our subscriber base that generally are prepaid customers using fewer minutes of airtime per month. Recently, our prepaid subscriber base has increased 1.3% to 978,509 at December 31, 2006 from 965,886 at December 31, 2005 and from 940,233 at December 31, 2004. During that time, our contract subscriber base decreased from 316,040 at December 31, 2004 to 257,155 at December 31, 2005 and to 232,271 at December 31, 2006. The decrease in our contract subscriber base is a consequence of strong competition in our area. As of December 31, 2006, 80.8% of our subscribers were prepaid customers and 19.2% were contract customers, as compared to 79.0% and 21.0%, respectively at December 31, 2005 and 74.8% and 25.2%, respectively, at December 31, 2004. The average cost of acquiring our customers decreased to R$122 at December 31, 2006 from R$158 in 2005, as compared to R$178 in 2004.

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

     Our average monthly churn rate in 2004, 2005 and 2006 was 2.9%, 4.0% and 4.6%, respectively. The high churn rates over the mentioned periods have been due primarily to the increase in competition in our area, which prompted some to change mobile service providers, and to contract terminations linked to high unemployment and a decrease in salaries in real terms of people living in our area.

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

     We provide contract services through a variety of rate plans, mostly under the Ideal brand name, ranging from plans offering a fixed number of free minutes each month to plans offering rate discounts to subscribers using wireless services during specified times of the day or on weekends. During 2006, we generated approximately 22.7% of our net service revenues from monthly fees in connection with contract service plans, as compared to approximately 20.8% in 2005. Monthly contract service fees and airtime charges for outgoing calls generated 63.1% of our service revenues during 2006, as compared to 59.7% in 2005.

     We also offer our subscribers an internet-related service called “i.amazôniacelular”. The i.amazônia celular services include communication, news and entertainment services and internet and remote access to personal computers. The most popular of the i.amazôniacelular options is the text-messaging option, which is currently used by approximately 79% of our subscribers. The i.amazôniacelular service can also be used to participate in chat rooms, customize ring tones and play games and for internet connection. Our data-related services do not comprise a significant portion of our overall net revenues, but have increased from 4.2% of net service revenues in 2005 to 7.4% of net service revenues in 2006.

Roaming Fees

     We also receive revenue from roaming agreements with other cellular service providers. When a call is made from within our area by a subscriber of another cellular service provider, that service provider pays us for the call. Conversely, when one of our subscribers makes a cellular call outside our area, we must pay charges associated with that call to the mobile telecommunications service provider in whose area the call originates. During 2006, roaming fees accounted for 3.1% of our net service revenues, as compared to 8.4% of our net service revenues in 2005.

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

     As of July 17, 2005, we implemented a 4.5% adjustment in the interconnection fee for the use of network of the SMP (VU-M) exclusively for local calls VC1 between ourselves and the following operators: Oi, TIM, Vivo-NBT and Telemar, based on an agreement among such operators and us. As a result, our interconnection fee increased from R$0.38755 per minute to R$0.40498, net of taxes.

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

     At December 31, 2006, we had 560 independent distributors’ points-of-sales, located primarily in metropolitan centers, compared to 545 at December 31, 2005 and 489 at December 31, 2004, respectively. Our independent retail network includes well known retail chains, drugstores and supermarkets with well traveled points of sale and active sales promotions.

Company Stores

     We sell telecommunications services, handsets and accessories through company-owned stores and kiosks located throughout our area. At December 31, 2006, we had 22 company-owned stores as compared to 11 at December 31, 2005 and 18 at December 31, 2004.

Distributors and Marketing

     At December 31, 2006 and December 31, 2005, we sold prepaid cards at approximately 16,000 and 9,500 points-of-sale located throughout our area, respectively, distributing them through national and regional retail franchise chains, supermarkets, lottery ticket stands, newsstands, banking branches and drugstores. We have also implemented a customer rewards program based upon the number of minutes of airtime used and length of time as a customer.

Customer Service

     One of our principal goals is to provide our customers with excellent customer care. During their first year of service we contact our clients five times through SMS and nine times through our call center to ask about their degree of customer satisfaction, if they have had any service-related problems or questions, and to ensure they are receiving the plans and services that are best suited to their level of usage and preferences. We provide our clients with 24-hour customer service to answer questions and resolve service problems through a call center infrastructure that can accommodate up to 8,200 calls per hour during peak hours. Through our customer service attendants, we are able to provide immediate accessibility to customers for requests relating to matters such as reactivation, addition of value-added services and number changes. During 2006, our customer service department answered, on average 549,603 calls per month and responded to an average of 641 letters and e-mails per month, as compared to an average of 558,440 calls per month and 2,104 letters and e-mails per month in 2005. The customer satisfaction rate among our subscribers was 80.2% in 2005 and 82.0% in 2006. In 2006, 87.8% of all complaints threatening termination of subscription were satisfactorily resolved with the customer deciding to retain his or her subscription, as compared to 85.0% in 2005.

Network

     In early 2004, we decided to begin transforming our network from a TDMA-based network to a GSM-based network. This process involves overlaying GSM technology onto our existing network over a period of approximately three to five years. Our introduction of GSM/EDGE service for our customers is enhancing their data transmission speed and establishing a base for the future offering of continuously evolving wireless products and services. During 2005 and 2006, we made capital expenditures of R$58 million and R$50 million, respectively, in our network, being primarily associated with the GSM network expansion.

     At December 31, 2005 and 2006, our TDMA network covered approximately 68%, of the population in our area. By year-end 2005 and 2006, our TDMA network consisted of 10 cellular switches and 399 and 354 cell sites, respectively, as compared to covering approximately 69% of our area’s population and consisting of 11 cellular switches and 401 cell sites at December 31, 2004. Currently, our TDMA switches and cell sites have the capacity to provide services to approximately 1.3 million subscribers. Ericsson is the main supplier of our TDMA network equipment.

     On November, 2004, we started to expand our mobile telecommunications network through a network overlay based on GSM technology and, by December 31, 2006, it already covered approximately 57% of the population in our area and consisted of four cellular switches, four media gateways, seven base station controllers and 336 cell sites. Our GSM network is interconnected with other networks through our TDMA network. By December 31, 2006, our GSM switch and cell sites had the capacity to provide services to approximately 1.0 million subscribers.

     In addition to network expansion, we have increased the capacity and improved the quality of our network by improving the existing base stations and by adding more channels. As a result of these measures to improve service quality, our rate of interrupted calls was only 1.1% in 2005 and 1.2% in 2006, well below the 2.0% target defined by Anatel. We are currently in compliance with regulatory obligations relating to quality of service. See “—Regulation of the Brazilian Telecommunications Industry.” for a description of these obligations.

Technology

     Trends in the choice of technologies implemented or being implemented by other wireless service providers in Brazil and worldwide indicate that the future of wireless service lies with technologies such as GSM and its updated version, UMTS, and CDMA ONE and its updated version, CDMA 2000. Currently, a large portion of our customers are still using our TDMA network, which was the dominant wireless technology in Brazil between 1998 and 2002. However, the availability of TDMA-compatible handsets has diminished significantly in recent years and we expect that customers replacing TDMA handsets will generally migrate to our GSM network. Currently, GSM is the established standard wireless technology in Brazil. By the end of 2005, approximately 44 million wireless subscribers in Brazil were using GSM technology, compared to approximately 17 million using TDMA and approximately 24 million using CDMA. At December 31, 2006, approximately 63.5 million wireless subscribers in Brazil were using GSM technology, compared to approximately 11 million using TDMA and approximately 25 million using CDMA. In early 2004, we decided to begin the process of transforming our network from a TDMA-based network to a GSM-based network. This process involves overlaying GSM technology onto our existing network over a three to five year period. Our introduction of GSM/EDGE service for our subscribers is enhancing their data transmission speed and establishing a base for the future offering of continuously evolving wireless products and services. By the end of 2005, the GSM/EDGE technology services covered all our served area. During 2006 we implemented the split architecture in our switch network, introducing core network elements from our equipment provider, Ericsson. This core switch technology will bring savings in operating expenses through lower power consumption and transmission facilities optimizations.

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

     Provisions for doubtful accounts were 4.5%, 3.3% and 4.6% of net service revenues in 2004, 2005 and 2006, respectively. The increase in 2006 is primarily related to higher allowances recorded in 2006 regarding accounts receivables from dealers and to interconnection charges. The decrease in 2005 when compared to 2004 is related to the establishment by us of more strict rules concerning the client acquisition process. We have integrated certain aspects of our billing and collection system with that of our affiliate, Telemig Celular S.A. This integration is designed to reduce administrative costs by eliminating unnecessary duplication of services.

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

Operating Agreements

Interconnection Agreements

     Incumbent fixed-line providers are obliged to provide interconnection services to wireless operators with the incumbent’s own installations. We have entered into interconnection agreements with VIVO, our B Band competitor, Oi, our D Band competitor, TIM, our E Band competitor, Telemar, Embratel, Brasil Telecom, Telefonica, GVT, CTBC and Intelig, the long distance carriers operating in our area, and with Telemar, Embratel and Intelig, the local carriers operating in our area. The terms of these interconnection agreements include provisions for the number of connection points, the method by which signals must be received and transmitted, and the costs and fees of interconnection. Network usage fees are also assessed based on the terms of these agreements. We have also entered into an agreement with Brasil Telecom under which our subscribers pay a lower rate to use long distance services offered by Brasil Telecom.

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

     See “—Regulation of the Brazilian Telecommunications Industry—Obligations of Telecommunications Companies” and “—Interconnection.” For recent changes to the collection and setting of interconnection fees, see “—Sources of Revenues.”

Roaming Agreements

     Roaming services must be made available to other wireless operators upon the request of that operator. We have entered into agreements for automatic roaming with all other A and B Band service providers outside our area, for the TDMA technology and with Telemig Celular, Claro, TIM, BrT GSM and CTBC Celular for the GSM technology, for postpaid and prepaid customers. Amazonia Celular also offers to its customers GPRS roaming with Telemig Celular, TIM and Claro. These roaming agreements permit our customers to access the networks of other cellular service providers while traveling or “roaming” outside our area. Conversely, we are required to provide roaming services to clients of those wireless operators from outside our area when they are within our area. The agreements require the parties to provide service to roaming subscribers on the same basis as they provide service to their own subscribers and to carry out a monthly reconciliation of roaming subscriber usage charges. The agreements regarding GSM network have a one-year term, which is automatically renewable for further one-year terms. The agreements regarding the TDMA network have an indefinite term. We have also entered into international roaming agreements with foreign carriers with TDMA network that permit our subscribers to use roaming services in Argentina, Uruguay and the United States, and that have also enable subscribers of those carriers to use roaming services in our area, which we expect will be terminated by the end of 2006. We have also implemented 50 bilateral agreements in 50 countries for roaming on the GSM network, which represents the attendance of 97% of the interest traffic of the Amazônia Celular. We have GSM roaming agreements in countries like: USA, France, Spain, Germany, Argentina, Belgium, the Netherlands, Italy, Mexico, Paraguay, Portugal, the United Kingdom, Turkey and Uruguay, among others, and Amazônia Celular also offers to its customers international GPRS roaming in Germany and USA, that also enable subscribers of those carriers to use roaming services in our area.

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

     At December 31, 2006, we had an estimated market share of 22.2% and Vivo, Oi and TIM had estimated market shares of 31.4%, 17.2% and 29.1%, respectively. At December 31, 2005, we had an estimated market share of 25.3% and Vivo, Oi and TIM had estimated market shares of 37.1%, 14.5% and 23.1%, respectively. At December 31, 2004, we had an estimated market share of 33.6%, and Vivo, Oi and TIM had estimated market shares of 32.7%, 13.6% and 20.1%, respectively.

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

     The years 2005 and 2006 were marked by regulatory turbulence which may have direct and significant effects on cellular phone operators if recommendations from SMP providers in Anatel’s public consultation process are not taken into consideration and the new regulation of SMP remains unchanged.

     One of the most important public consultations was number 642, which deals with proposals for changes in the regulation of SMP. The consultation should have been completed in November 2005. Although it was extended by Anatel until January 2006, final regulation has not yet been promulgated. We are analyzing the impact that the changes in SMP regulation would have to our business and results of operations. Its original text includes changes such as:

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

     Another Anatel public consultation (CP number 653/2005) completed in January 2006 established rules about charging administrative fees for the management of numbering plans. The regulation was issued in December 2006 through Resolution number 451/2006, and may be challenged by the Association of Mobile Operators in Brazil (Associação Nacional dos Prestadores de Serviço Móvel Celular), ACEL.

     Anatel also issued Regulation number 460/2007, regarding Number Portability, which will allow users to change their operating company, without changing their original phone number. Number portability will be provided by fixed and mobile operators, until March 2009, with most incurring costs being borne by the operators. We are analyzing the impact of number portability on our business and results of operations.

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

  creation of VU-M price unification among SMP providers of the same economic group having significant market power; and

  the interconnection payments between SMP operators for traffic in the same registration area may occur independently of the traffic balance between the operators (this regime is referred to as “full billing”).Before the adoption of the above-mentioned regulation, payments between SMP operators for traffic in the same area only occurred when the traffic balance between any two companies was either less than 45% or in excess of 55% (this regime is referred to as “bill and keep”).

     On December 11, 2006 Anatel issued Resolution number 454/2006, setting forth new rules regarding the usage of spectrum at 800, 900, 1800, 1900 and 2100 MHz bands. The regulation provides for spectrum for one new GSM license in the 1800 MHz band, and up to five Universal Mobile Telecommunications System, or UMTS, licenses in the 1900/2100 MHz bands. Anatel also identified also a spectrum slice (5+5 MHz) that could be used either for a CDMA license, using the American PSC frequency allocation, or for UMTS service. The regulatory process has not yet been concluded due to an ongoing public consultation on the General Authorization Plan that establishes the number of licenses that should be allowed for SMP service. The consultation process was concluded in April 2007. In spite of these facts, we believe the auctions for new spectrum are likely to be held during 2007.

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

During the course of 2005, the National Billing Group assumed the responsibility of preparing and disclosing practices and controls to be implemented in co-billing, to ensure that operational failures on the part of both fixed-line and SMP operators, which had been causing losses to fixed-line operators, be avoided. Anatel participated in the discussions, which extended into 2006, given the complexity of co-billing. The working group defined the best practices to be followed for the contracting and installing of co-billing services. Amazônia Celular implemented all of the security controls for the group relating to co-billing services.

     As a result of fraud in VC2 (long-distance within an area code) and VC3 (long-distance outside an area code) calls, discussions arose regarding co-billing. Market participants began debating the responsibility of remuneration of networks when fraudulent calls are placed. Market participants started discussing who would undertake the responsibility for paying the use of networks in case of calls involved in frauds. Under the previous model (SMC – Cellular Mobile Service), wireless telecommunication service providers received the revenues and, consequently, were responsible for VC2 and VC3 calls. At that time, in case of frauds in VC2 and VC3 calls, wireless telecommunication service providers used to undertake losses and pass due amounts through STFC (Commuted Fixed Services) providers, which were the carriers of these long-distance calls. Under the current model (SMP – Personal Mobile Service), STFC providers receive the revenues and, consequently, are responsible for VC2 and VC3 calls. In case of frauds in these calls, STFC providers understand that these calls are not chargeable to users, and consequently, SMP providers are not supposed to be paid for the usage of their networks; causing a complex deadlock.

     Also during 2005, several negotiations took place between mobile and fixed line operators regarding co-billing and fraud occurrences within the networks, the negotiations had structures for working groups to discuss the various themes addressed. The National Anti-Fraud Group was created with the participation of mobile and fixed line operators and also representatives of Anatel. The purpose of this group is to integrate fixed line operators into the National Center for Anti-Fraud in order to provide the necessary information database to combat fraud and the misuse of long-distance calls. As a consequence of the creation of this group, a pilot test occurred involving Telemar, the results of which indicated a high-level of performance in the process of centralization. This, in turn, favored the establishment of a national anti-fraud network with the participation of both mobile and fixed line operators. This process is expected to be concluded during 2007. There are also some disputes between SMP and fixed line operators regarding their respective responsibilities in the process of co-billing.

     The operational stability we reached during 2006, coupled with the substantial decrease in the amount of frauds relating to cloning of mobile phones, in the period , resulted in a substantial increase in our revenues from calls originated from post-paid customers forwarded for co-billing, as compared to the year ended December 31. In 2006, we surpassed the average of 80% of revenues from calls originated from post-paid customers forwarded for co-billing, which, according to STFC providers, is the minimum percentage for profitability of their businesses.

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

     In addition, during 2005 and 2006 we were best ranked by Anatel on customers’ satisfaction (least complains per subscriber) among SMP operators with more than 1.0 million customers. Nevertheless, this better than average performance does not mean that fines cannot be imposed, related to the period of time while we were adapting our systems and procedures in order to meet the stringent SMP quality standards. Accordingly, in January 2007 Amazônia Celular received a notification from Anatel related to this matter. Amazônia Celular submitted a waiver application in response, which is currently under Anatel’s analysis. See “Item 8A. Consolidated Financial Statemnts and Other Financial Information—Legal Proceedings—Administrative Proceedings before Anatel—Quality Standards” for further information.

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

     At December 31, 2006, we had 10 TDMA cellular switches, 354 TDMA cell sites, 4 GSM cellular switches, 4 media gateways, 7 GSM base stations controllers and 336 GSM cell sites. Our switches and cell sites had a total capacity of approximately 1.3 million TDMA subscribers and 1.0 million GSM subscribers as of December 31, 2006. Ericsson is the main supplier of our network equipment.

ITEM 4A. UNRESOLVED STAFF COMMENTS

     None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

     The following discussion should be read in conjunction with our consolidated financial statements and accompanying notes and other information appearing elsewhere in this annual report, and in conjunction with the financial information included under “Item 3A. Key Information¯Selected Financial Data—US GAAP Selected Financial Information.” Except as otherwise indicated, all financial information in this annual report has been prepared in accordance with U.S. GAAP and is presented in reais. For certain purposes, such as providing reports to our Brazilian shareholders, filing financial statements with the CVM, the Brazilian securities commission, and determining dividend payments and other distributions and tax liabilities in Brazil, we have prepared and will continue to be required to prepare financial statements (not presented herewith) in accordance with applicable Brazilian accounting practices and Brazilian Corporation Law.

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

     Our cash flows and results of operations are affected by currency fluctuations. All of our revenues are denominated in reais, but a significant part of our capital expenses and cost of product sales are affected by the U.S. dollar, such as those relating to our network infrastructure and handsets. Inflation has also had, and may continue to have, effects on our financial condition and results of operations. Almost all of our operating expenses are denominated in reais and the suppliers and service providers of these expense items generally attempt to increase their prices to reflect Brazilian inflation. However, we may also increase rates charged to customers to reflect Brazilian inflation.

     Since our privatization, the economic environment has been volatile with respect to inflation as well as exchange rate variations, and characterized by low growth rates.

     Presidential elections were held in Brazil in 2002. The country went through a period of market turmoil in the second half of the year as investors feared that, if elected, the Labor Party led by Luiz Inácio Lula da Silva would change the economic policies of the previous administration. The real fluctuated significantly as a result, depreciating by 34.3% during the year and closing at R$3.533 to US$1.00 on December 31, 2002. Inflation for the year, as measured by the IGP-M index, was 25.3% and 12.5% as measured by the IPCA. Real GDP grew by 1.9% .

     In 2003, the government administration largely continued the macroeconomic policies of the previous administration, focusing on fiscal responsibility. Investor confidence rebounded as a result and the real appreciated by 22.3% against the U.S. dollar to R$2.889 per US$1.00 at December 31, 2003. The benchmark BOVESPA index rose 91.7% in 2003. Inflation for the year, as measured by the IGP-M index, decreased to 8.7% and 9.3% as measured by the IPC-A. However, Brazil's real GDP decreased by 0.2% during 2003, largely because the very high interest rates that prevailed at the beginning of 2003 to combat inflationary pressures acted to also constrain economic growth. The Central Bank reduced interest rates seven times during 2003, ending at a rate of 16.5% as of December 31, 2003.

     During 2004, Brazil's GDP increased 4.9% to US$604.8 billion and the country achieved a trade surplus of US$33.7 billion. Inflation in 2004, as measured by the IGP-M, was 12.4% and 7.6% as measured by the IPCA. Interest rates continued to be high, with the CDI rate averaging 17.8% in 2004. The real appreciated by 8.8% against the U.S. dollar in 2004 to R$2.654 per US$1.00 on December 21, 2004.

     In 2005, Brazil experienced a serious political crisis involving corruption accusations, generating uncertainties and leading to a decrease on the growth pace of the Brazilian economy, with Brazilian GDP growing only 2.3% to US$871.9 billion, less than the average growth of 6.4% for the emerging market economies. The country achieved a trade surplus of US$44.5 billion, a milestone for the country’s international trade. Inflation for the year, as measured by the IGP-M, was 1.2% and 5.7% as measured by the IPCA. Interest rates remain at high levels, with the CDI rate averaging 18.0% in 2005. Despite the political crisis, the real appreciated by 13.4% against the U.S. dollar, reflecting continued investor confidence. On December 31, 2005, the U.S. dollar/real exchange rate was R$2.341 per US$1.00.

     In October 2006, Luiz Inácio Lula da Silva was reelected. It is possible that his administration may implement different macroeconomic policies, including changes in policies involving exchange controls or increased spending, regulation and taxation that could adversely affect our business and financial condition. Brazil's GDP increased 2.9% to US$ 905 billion and the country achieved a trade surplus of US$ 46 billion. Inflation in 2006, as measured by the IGP-M, was 3.8% and 3.1% as measured by the IPCA. Interest rates continued to be high, with the CDI rate averaging 15.05% in 2006. The real appreciated by 9.5% against the U.S. dollar in 2006 to R$ 2.138 per US$1.00 on December 31.

     On June 15, 2007, the U.S. dollar/real exchange rate was R$1.91 per US$1.00. The following table shows data for GDP, inflation, interest rates, and the U.S. dollar exchange rate for and as at the periods indicated.

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
________________

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
_______________
(1)	Source: IGP-M, as published by the IBGE.
(2)	Source: IPCA, which is a consumer price index, as published by Fundação Getúlio Vargas.

Taxes on Telecommunications Services

     The cost of telecommunications services to customers includes a variety of taxes. The average rate of all such taxes, as a percentage of our gross operating revenues, was approximately 23.0% in 2004, 21.3% in 2005 and 20.2% in 2006. The principal taxes are a state value-added tax, the Imposto sobre Circulação de Mercadorias e Serviços, commonly known as the ICMS. The ICMS is a tax that the Brazilian states impose at varying rates on revenues from the sale of goods and services, including telecommunications services. The ICMS rate for domestic telecommunications services in the states of Amazonas, Maranhão, Amapá and Roraima is 25%, except for the state of Pará, which is 30%.

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

  Contribution for the Fund of Telecommunications Technological Development, or FUNTTEL .FUNTTEL was established by Law 10,052 of November 28, 2000, to stimulate technological innovation, enhance human resources capacity, create employment opportunities and promote access by small- and medium-sized companies to capital resources, so as to increase the competitiveness of the Brazilian telecommunications industry. Contribution to FUNTTEL by all telecommunication services companies started on March 28, 2001 at the rate of 0.5% of net operating telecommunication services revenue (excluding interconnection revenues), and it may not be itemized to customers.

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

     Unbilled revenues for the few days in between the billing date and month-end are estimated and recognized as revenue during the month in which the service is provided. Revenue from the sales of prepaid cards is recognized on a basis of actual use, on a minute-by-minute basis. In Brazil, cellular telecommunications service providers may not charge customers for incoming calls, unless the customer is roaming. Revenues from sales of handsets are recognized when the equipment is sold and delivered.

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

     The consequences of the adoption of the “full billing” regime for us have been primarily an increase of interconnection costs and revenues.

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

The Effects of the Increase of our Prepaid Customer Base on Our Results of Operations

     Since the inception of our prepaid plans in June 1999, the number of prepaid customers has grown to represent approximately 74.8%, 79.0% and 80.8% of our total customer base at December 31, 2004, 2005 and 2006, respectively. Prepaid customers, on average, have substantially lower minutes of use than contract customers and do not pay monthly fees and, as a result, generate substantially lower average monthly revenues per customer. Prepaid customers use their cellular phones predominantly for incoming calls, so prepaid customer revenues consist primarily of interconnection fees that we receive from other telecommunications companies when one of their customers uses our network to call one of our prepaid customers. We expect that the growth of our customer base will continue to be predominately in the prepaid customer segment.

Consolidation of Operations with Our Affiliate

     In order to create operating efficiencies and reduce costs, we are a party to a shared services arrangement with our affiliate, Telemig Celular Participações S.A., and its operating subsidiary, Telemig Celular S.A., which are under the common control of our shareholder group. Pursuant to this arrangement, various segments of the financial, marketing, call center and human resources departments, as well as portions of the engineering departments, of each company are now managed by a single team. During the years ended December 31, 2006, 2005, 2004 Telemig Celular Participações S.A. and its subsidiary charged the Company R$12,268, R$14,864 and R$15,079, respectively. Costs and expenses are allocated to each Company based on indicators such as number of employees, customer base, total traffic and others.

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

  the level of airtime usage;

  equipment prices;

  the rate of churn; and

  our ability to control costs.

     Currently, we face direct competition in our area from B, D and E Band frequency range operators. Norte Brasil Telecom, or NBT (which was subsequently acquired by Vivo), commenced operations using the B Band frequency range in October 1999; a subsidiary of Telemar won the bid for the D Band frequency range in our area and began operations in June, 2002 using the brand name “Oi”; and Telecom Italia Mobile, or TIM, the E Band operator commenced operations in October, 2002. At December 31, 2006, we had an estimated market share of 22.2%, as compared to an estimated market share of 25.7% and 34.2% as of December 31, 2005 and 2004, respectively. The extent that increased and ongoing competition will have on our market share, business, financial condition, revenues and results of operations will depend on a variety of factors that we cannot yet precisely assess, and many of which may be beyond our control.

Discussion of Critical Accounting Policies

     General

     The preparation of the consolidated financial statements included in this annual report necessarily involves certain assumptions, which are derived from historical experience and various other factors that we deemed reasonable and relevant. The portrayal of our financial condition and results of operations often requires our management to make judgments regarding the effects on our financial condition and results of operations of matters that are inherently uncertain. Actual results may differ from those estimated under different variables, assumptions or conditions. Note 3 to our consolidated financial statements included in “Item 18. Financial Statements” includes a summary of the significant accounting policies and methods used in the preparation of our consolidated financial statements.

     Revenue Recognition

     Revenues from services and sales of handsets and accessories are recognized when the service is provided or when the equipment is sold and delivered in accordance with SEC Staff Accounting Bulletin, or SAB, No. 104, Revenue Recognition, and Emerging Issues Task Force, or EITF, Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. Revenues from cellular telephone services consist of subscription charges, usage charges, network usage charges, long distance charges and charges for maintenance and other customer services. Unbilled revenues from the billing date to the month-end are measured and recognized as revenue during the month in which the service was provided. Revenues from equipment sales refer to sales of handsets and accessories.

     The service agreements signed by customers in connection with sales of subsidized handsets are considered to be revenue arrangements with multiple deliverables. Total consideration received in these arrangements is allocated and measured using units of accounting within the arrangement (i.e., service and handset contracts) based on relative fair values. The Company does not charge activation fee in connection with such service agreements.

     Revenues from sales of prepaid cards are recognized according to the services provided for each card, considering customers usage or when the customer credit expires. Our Plano Controle rate plans also include a feature whereby unused credits do not expire each month but rather are available for future use. We defer revenue based on unused credits in prepaid cards and in the Plano Controle rate plan. Unused credits are controlled and measured by systems.

     We consider revenue recognition to be a critical accounting policy, because of the uncertainties caused by factors such as the complex information technology required, high volume of transactions, fraud, accounting regulations, management's determination of collectibility and uncertainties regarding our right to receive certain revenues (mainly revenues for use of our network). Significant changes in these factors could cause us to fail to recognize revenues or to recognize revenues that we may not be able to realize in the future, despite our internal controls and procedures.

     Deferred Taxes

     The Company’s deferred tax asset is comprised primarily of net operating loss carry-forwards from income tax and social contributions losses available for offset, tax benefit arising from the legal reorganization and the tax effect of timing differences. In view of the cumulative losses in recent years and taking into account the weight of positive and negative evidence for the foreseeable future, pursuant to the guidance provided by SFAS No. 109, although the components of the deferred tax asset do not expire and despite expectations of more favorable pretax results once the TDMA equipment is fully depreciated and replaced by service provided through the GSM network systems, management has determined that a valuation allowance be recorded at December 31, 2004 to provide for the full amount of the asset net of deferred tax liability timing differences. Accordingly R$95.2 million, R$12.0 million and R$36.4 million were charged to income tax expense in the years ended December 31, 2004, 2005 and 2006, respectively, related to the valuation allowance that was established.

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

     We assess the carrying amount and potential impairment of these long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider in determining whether an impairment review is necessary include a significant underperformance of the assets relative to projected future operating results and significant negative industry or economic trends. We determine when an impairment review is necessary through a comparison between the expected undiscounted future cash flows and the carrying amount of the asset. If the carrying amount of the asset is the larger of the two amounts, an impairment loss is recognized by the amount that the carrying amount of the asset exceeds the fair value of the asset. The fair value is determined by quoted market prices, appraisals or the use of valuation techniques such as expected discounted future cash flows. We must make assumptions regarding these estimated future cash flows and other factors to determine the fair value of the respective assets. In determining estimated future cash flows, we consider historical experience as well as future expectations and estimated future cash flows are based on expected future rates and expected future consumer demand. A significant reduction in actual cash flows and estimated cash flows may have a material adverse impact on our operating results and financial condition. No impairment were noted by the Company in 2006 and 2005.

     Changes in the lives of operating assets that have a significant impact on our consolidated financial statements are disclosed whenever they occur.

     Contingencies

     We account for contingencies in accordance with SFAS No. 5 "Accounting for Contingencies." Such accruals are estimated based on historical experience, the nature of the claims, as well as the current status of each claim. Accounting for contingencies requires significant judgment by management concerning the estimated probabilities and ranges of exposure to potential liability. Management's assessment of our exposure to contingencies could change as new developments occur or more information becomes available. The outcome of the contingencies could vary significantly and could materially impact our consolidated results of operations, cash flows and financial position. Management has applied its best judgment in applying SFAS No. 5 to these matters.

     We do not believe that we are a party to any legal proceedings for which we have not made provisions for probable losses and that will have a material adverse effect on our financial position. As discussed in Note 14 to our financial statements included in “Item 18. Financial Statements,” in December 1998, we were granted an injunction related to the application of ICMS to monthly subscriptions, cellular activation and additional services. We do not believe such services should be subject to ICMS, as they do not constitute telecommunications services. However, each Brazilian state has approved an agreement, effective beginning July 1, 1998, to apply ICMS to certain services in respect of which ICMS was not previously applied. Some courts in Brazil have upheld the validity of the agreement. We have been discussing the application of the ICMS in court. We have deposited amounts equal to uncollected ICMS amounts with the applicable courts and provisions have been made in our consolidated financial statements in respect of these amounts. See “Item 8A. Financial Information¯Consolidated Financial Statements and Other Financial Information—Legal Proceedings—Tax Legal Proceedings—Litigation Related to the Application of ICMS” for further information.

     We recognize the costs of legal defense in the periods incurred. Accordingly, the costs of defending claims are not included in the provisions and are not believed to have a material effect on our financial position.

Recently Issued Accounting Pronouncements

     The Financial Accounting Standard Board, or FASB, recently issued a number of standards and interpretations. The following standards and interpretations will be in effect in the near future. Management is evaluating the possible impact of these standards and interpretations.

  In June 2006, the Emerging Issues Task Force - EITF confirmed the consensus on EITF 06-03, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement”. EITF 06-03 provides that taxes imposed by a governmental authority on a revenue-producing transaction between a seller and a customer should be shown in the income statement on either a gross or a net basis, based on the seller’s accounting policy, which should be disclosed pursuant to Accounting Principles Board Opinion , or APBO, No. 22, “Disclosure of Accounting Policies.” Amounts that are allowed to be charged to customers as an offset to taxes owed by a company are not con sidered taxes collected and remitted. If such taxes are significant and are presented on a gross basis, the amounts of those taxes should be disclosed. EITF 06-03 will be effective for interim and annual reporting periods beginning after December 15, 2006. The Company decided to maintain the presentation of these taxes on its a net basis, with related impacts recorded on “Gross operating revenue” and “Sales deductions, taxes and returns” on consolidated statements of operations.

  In July 2006, FASB issued FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109" which clarifies the accounting for and disclosure of uncertain tax positions. This guidance seeks to reduce the diversity in practice associated with certain aspects of the recognition and measurement related to tax positions with uncertainty. FIN 48 requires that a tax position taken or expected to be taken in a tax return be recognized in the financial statements when it is more likely than not (i.e., a likelihood of more than fifty percent) that the position would be sustained upon examination by tax authorities. A recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. The Company will adopt the provisions of FIN 48 effective January 1, 2007. Based on management’s current assessment, the adoption of these standards will not have a material impact on the Company’s consolidated financial statements. Management’s assessment of FIN 48 is subject to revision as it completes its analysis.

  In September 2006, FASB issued SFAS No. 157, “Fair Value Measurements”. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurement. SFAS No. 157 does not require any new fair value measurements and the Company does not expect the application of this standard to change its current practice. SFAS No. 157 requires prospective application for fiscal years ending after November 15, 2007. The Company will apply the requirements of SFAS No. 157 as transactions occur.

  In September 2006, FASB issued SFAS No. 158, “Employers’ Accounting for Defined-benefit Pension and Other Post-retirement Plans”, an amendment of FASB Statements No. 87, No. 88, No. 106 and No. 132 (R). SFAS No. 158 requires an employer that is a business entity and sponsors one or more single-employer defined benefit plans to: (1) recognize the funded status of a benefit plan in its statement of financial position; (2) recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to SFAS No. 87, “Employers’ Accounting for Pensions”, or No. 106, “Employers’ Accounting for Post--retirement Benefits Other Than Pensions”; (3) measure defined-benefit plan assets and obligations as of the date of the employers’ fiscal year-end statement of financial position; and (4) disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition net asset or obligation. The Company adopted SFAS No. 158 requirements and related disclosure provisions as of December 31, 2006. For further information, see Notes 3(m) and 19 to our financial statements included in Item 18 of this annual report.

  In February 2007, FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”, a standard that provides companies with an option to report selected financial assets and liabilities at fair value. This Standard requires companies to provide additional information that shows the effect of the Company’s choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which the Company has chosen to use fair value on the face of the balance sheet. The new Statement does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in FASB
  Statements No. 157, “Fair Value Measurements”, and No. 107, “Disclosures about Fair Value of Financial Instruments”. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. The Company will assess the impact SFAS No. 159 will have on its consolidated financial statements during 2007.

Results of Operations

     The following table shows the components of our net income for the years ended December 31, 2006, 2005 and 2004.

	Year ended December 31,

	2006	2005	2004

	(in thousand of reais)
Net operating revenues
Services provided to third parties	352,821	403,550	453,867
Sale of handsets and accessories	51,238	42,017	58,489

	404,059	445,567	512,356

Cost of services(1)	(152,336)	(118,390)	(161,878)
Cost of handsets and accessories	(59.515)	(56,085)	(86,421)
Selling, general and administrative expenses
(including cost sharing agreement) (1)	(139,814)	(140,387)	(130,975)
Allowance for doubtful accounts	(16,325)	(13,313)	(20,517)
Other net operating income (expense)	(793)	(842)	(841)
Depreciation and amortization	(113,665)	(109,911)	(95,835)

Operating profit (loss)	(78,389)	6,639	15,889

Financial income	11,965	17,826	22,113
Financial expense	(74,643)	(83,413)	(60,182)
Foreign exchange gain, net	21,341	36,908	17,847

Loss before taxes and minority interest	(119,726)	(22,040)	(4,333)
Taxes on income	3,637	(4,165)	(94,749)
Minority interest	28,733	6,156	12,583

Net Loss	(87,356)	(20,049)	(86,499)
_______________

(1)	Exclusive of depreciation classified separately.

Results of Operations for the Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

     Net Operating Revenues

     Our service revenues are comprised mainly of monthly fees, service charges from outgoing traffic and interconnection revenues from incoming traffic.

     Net revenues decreased 9.3% to R$404.1 million in 2006 from R$445.6 million in 2005. Net service revenues decreased 12.6% to R$352.8 million in 2006, from R$403.6 million in 2005. This decrease is mainly due to (1) a reduction in outgoing traffic revenue in the amount of R$23.4 million, as a result of higher volume of retention promotional discounts addressed to high-value clients; (2) a reduction in roaming revenues in the amount of R$23.2 million; and (c) the negative impact of legal provisions related to value added tax (ICMS) on monthly fees; in the amount of R$46.3 million.

     This decrease was partially offset by an increase in interconnection revenues in the amount of R$35.8 million attributable to the adoption of the “full billing” rules and the increase in value added services revenues in the amount of R$9.0 million.

     Revenues from the sale of handsets increased 21.9% to R$51.2 million in 2006 from R$42.0 million in 2005 due to a 7.0% increase in the number of handsets sold and the decrease in subsidies due to the rationalization of the acquisition campaigns in 2006.

     Cost of Services

     Cost of services increased 28.7% to R$152.3 million in 2006 from R$118.4 million in 2005 as a result of an increase in interconnection costs in the amount of R$44.1 million; primarily attributable to the adoption of the “full billing” rules mentioned above. This increase was partially offset by a decrease in rent and maintenance costs in the amount of R$3.2 million.

     Cost of Handsets and Accessories

     Our cost of handsets increased 6.1% to R$59.5 million in 2006 from R$56.1 million in 2005, as a result of the increase in the number of handsets sold, as mentioned above. This increase was partially offset by the decrease in subsidies due to the rationalization of the acquisition campaigns in 2006 mentioned above.

     Selling, General and Administrative Expenses

     Selling, general and administrative expenses decreased 0.4% to R$139.8 million in 2006 from R$140.3 million in 2005. As a percentage of net services revenue, selling, general and administrative expenses increased from 34.8% in 2005 to 39.6% in 2006.

     Selling expenses increased 2.6% to R$102.8 million in 2006 from R$100.2 million in 2005. This increase is due to higher advertising expenses and commissions paid to dealers. This increase was partially offset by the decrease in expenses with personnel. As a percentage of net services revenue, selling expenses increased to 26.4% in 2006 from 24.9% in 2005.

     General and administrative expenses decreased 8.0% to R$36.9 million in 2006 from R$40.1 million in 2005, primarily due to the decrease in the amounts charged by Telemig Celular Participações and its operating subsidiary, in connection with the cost sharing agreement (see note 18 to the consolidated financial statements).

     Allowance for Doubtful Accounts

     The allowance for doubtful accounts increased 22.6% to R$16.3 million in 2006, as compared to R$13.3 million in 2005. As a percentage of net service revenue, our allowance was 4.6% in 2006, as compared to 3.3% in 2005. The increase is primarily a result of higher allowances recorded in 2006 related to accounts receivables from dealers and interconnection charges.

     Depreciation and Amortization

     Depreciation and amortization expense increased 3.4% to R$113.7 million in 2006 from R$109.9 million in 2005. The increase is related to the expansion of our GSM network.

     Operating Profit (loss)

     In 2006 we recorded an operating loss in the amount of R$78.4 million, as compared to an operating profit in the amount of R$6.6 million in 2005, as a result of the factors described above.

     Financial Income

     Financial income decreased 32.9% to R$12.0 million, as compared to R$17.8 million in 2005. The decrease is attributable to a 38.1% decrease in the average balance of our invested cash in 2006.

     Financial Expense

     Financial expense decreased 10.5% to R$74.6 million in 2006 from R$83.4 million in 2005. The decrease was a result of (1) lower negative results of our cross-currency interest rate swap agreements during 2006, that decreased to R$44.0 million from R$55.1 million in 2005 and (2) the recognition of PIS and COFINS recoverable taxes amounting to R$10.4 million, following a favorable decision of the courts in relation to a legal action in which we were questioning the constitutionality of the increase in the calculation base of PIS and COFINS taxes.

     The decrease was partially offset by the recognition of interest and monetary restatement expenses related to the provisions of value-added tax (ICMS) mentioned above, in the amount of R$15.6 million.

     Foreign Exchange Gain (Loss), Net

     As a result of the 9.5% appreciation of the real against the U.S. dollar during 2006, we recorded a foreign exchange gain of R$21.3 million, as compared to a foreign exchange gain of R$36.9 million during 2005, when the real appreciated against the U.S. dollar by 13.4% . Additionally, our average outstanding foreign indexed indebtedness decreased approximately 13% in 2006.

     Taxes on Income

     In 2006, we recorded an income tax benefit in the amount of R$3.6 million, as compared to an income tax expense in the amount of R$4.2 million recorded in 2005.

     Net Loss

     As a result of the above factors, we presented a loss of R$87,3 million in 2006, as compared to a loss of R$20.0 million in 2005.

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

     Revenues from the sale of handsets decreased 28.2% to R$42.0 million in 2005 from R$58.5 million in 2004 due to a 13.6% decrease in the number of handsets sold and a rationalization of acquisition campaigns.

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

     Selling expenses decreased 10.6% to R$100.2 million in 2005 from R$112.1 million in 2004. This decrease is due to less aggressive acquisition campaigns that resulted in lower retention efforts and lower advertising and promotional expenses. This decrease is partially offset by a 7.1% increase in expenses with personnel, mainly related to our call-centers. As a percentage of net services revenue, selling expenses remained fairly stable at 24.9% in 2005 and 24.7% in 2004.

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

     Financial Income

     Financial income decreased 19.4% to R$17.8 million in 2005 from R$22.1 million in 2004. The decrease is attributable to a 20.4% decrease in the average balance of our cash, cash equivalents and temporary cash investments in 2005.

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

     Taxes on Income

     Income tax expense decreased to R$4.2 million in 2005 from R$94.7 million in 2004. The higher expense in 2004 is due to the valuation allowance recorded in 2005 in the amount of R$95.2 million

     Net Loss

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

Cash Provided by (Used in) Operating Activities

     Cash provided by operating activities was R$12.2 million in 2006, R$34.4 million in 2005 and R$31.2 million in 2004. Cash flow from operating activities in 2006 decreased by R$14.7 million when compared to 2005 mainly due to lower operating results and lower liquidation of temporary cash investments in 2006, partially offset by a decrease in payments to suppliers as compared to 2005. Cash flow from operating activities in 2005 increased 10.3% when compared to 2004 mainly as a result of the increase in liquidation of temporary cash investments in 2005, that was partially offset by our lower operating results and higher accounts payable to long-distance telephone carriers.

Cash Used in Investing Activities

     Acquisitions of property and equipment continue to be one of our primary uses of cash flow. Our cash flow used in investing activities was R$15.3 million, R$19.9 million and R$76.9 million in 2006, 2005 and 2004, respectively. In 2006 and 2005 we invested mainly in expanding and improving our GSM/EDGE network capacity, while in 2004 we invested in the migration of our network from TDMA to GSM technology.

Cash Provided by (Used in) Financing Activities

     Cash generated from financing activities in 2006 was R$10.6 million, while cash used in financing activities in 2005 was R$1.8 million. Cash generated from financing activities in 2004 was R$41.7 million. In 2004 we issued US$40 million of 8.75% unsecured senior notes units due 2009. We paid R$3.2 million, R$0.3 million and R$6.6 million in dividends in 2006, 2005 and 2004, respectively.

Increase (Decrease) in Cash and Cash Equivalents

At December 31, 2006, we had R$22.7 million in cash and cash equivalents, as compared to R$15.2 million and R$2.5 million at December 31, 2005 and 2004, respectively, as a result of the factors mentioned above.

Capital Expenditures

     We invested R$51.3 million, R$72.4 million and R$156.1 million in 2006, 2005 and 2004, respectively. Capital expenditures priorities in 2006 included expanding our GSM/EDGE network capacity and improving the overall quality of that network, to meet the 15.7% increase in our outgoing traffic. In 2006, we introduced a new Switching Center in Belém, in the state of Pará.

     We currently antecipate that our capital expenditures for 2007 will be around R$30.0 million, primarily related to increasing the coverage area, maintening and increase the capacity of our GSM network.

     As of December 31, 2006, we met our capital expenditure requirements through our cash flows from operations. As we extended the term of our short-term loans, it was not necessary to obtain any credit facilities from export credit agencies and Brazilian and international financial institutions to finance the investments made in 2006. We expect to continue meeting our remaining capital expenditure requirements through our cash flows from operations because we plan to keep extending the term of our short-term loans.

Indebtedness

     At December 31, 2006, our total debt was R$241.1 million, as compared to R$248.4 million and R$285.9 million at December 31, 2005 and 2004, respectively. At December 31, 2006, our total debt was denominated in U.S. dollars, with the following interest rates: (1) R$85.5 million with an annual rate of 8.75%, (2) R$50.8 million with interest computed at six-month LIBOR plus an annual rate of 5.25%, (3) R$37.2 million with a swapped interest rate of 110.5% of CDI, (4) R$41.9 million with a swapped interest rate equal to the higher of the U.S. dollar variation or 85% of CDI, (5) R$19.7 million with swapped interest rate of 110% CDI, and (6) R$6.0 million with a swapped interest rate of 116% of CDI.

     At December 31, 2006 we had cross-currency interest rate swap agreements in effect for 62.1% of our foreign currency-indexed debt to mitigate exchange rate fluctuations, as compared to 78.4% at December 31, 2005 and 35.6% at December 31, 2004, respectively. At December 31, 2006, our cross-currency interest rate swap agreements exchange fixed rates over the U.S. dollar variation (0% per annum), for percentages ranging from 74.80% to 75.25% of the internal floating rate (the interbank deposit rate).

     Our credit facilities and debt instruments include the following:

  Notes Units - On January 20, 2004, Amazônia Celular issued US$40 million of 8.75% unsecured senior notes units due 2009. The Amazônia Celular note issuance was combined with an issuance by Telemig Celular S.A. of US$80 million of 8.75% notes due 2009. The Amazônia Celular notes and the Telemig Celular notes may only be transferred together as part of notes units and will not trade separately. The notes units were offered and sold in offshore transactions in accordance with Regulation S under the Securities Act and to qualified institutional buyers (QIBs) in the United States under Rule 144A of the Securities Act. Interest payments on the Amazônia Celular notes will be made semi-annually. At December 31, 2006, there was R$85.5 million aggregate principal amount of notes outstanding.

  Unibanco - On October 29, 2005 we entered into a six-year US$20 million credit agreement with Unibanco to finance the purchase and installation of goods and services from Ericsson Telecommunications. This facility has an interest rate of 5.25% per year above six month LIBOR. Principal and interest are payable semi-annually, with a final maturity on October 15, 2010. Repayment began on April 15, 2006 after an 18-month grace period. At December 31, 2006, there was R$34.2 million outstanding under this facility.

  Votorantim - On April 13, 2005 we entered into a twenty-one month US$17.4 million credit agreement with Banco Votorantim S.A. for working capital. This facility has an interest rate of 7.46% per year. Interest is payable semi-annually, with a final maturity on January 22, 2007. Principal was to be paid in a single installment on January 22, 2007. Repayment began on July 22, 2005. At December 31, 2006, there was R$37.1 million outstanding under this facility. On the maturity date, only part of the principal was paid (US$1.7 million). The unpaid balance was replaced by two additional credit agreements: one in the amount of U$9.9 million with an interest rate of 5.70% per year, with swapped interest rate equal to the higher of US dollar variation or 90% of CDI; and the other credit agreement for working capital in the amount of R$12.5 million (US$5.9 million) with an interest rate of 111% of CDI. Although both credit agreements were due on April 30, 2007, Amazônia Celular prepaid both on March 30, 2007.

  Unibanco - On March 23, 2005 we entered into a five-year US$10 million credit agreement with Unibanco to finance the purchase and installation of goods and services from Ericsson Telecommunications. This facility has an interest rate of 5.25% per year above six month LIBOR. Principal and interest are payable semi-annually, with a final maturity on April 15, 2010. Repayment began on April 15, 2006 after a 12-month grace period. At December 31, 2006, there was R$16.6 million outstanding under this facility.

  Itaú BBA - On October 11, 2005 we entered into a seven-month US$10.5 million credit agreement with Banco Itaú BBA S.A. for working capital. This facility has a fixed interest rate of 5.48% per year. At December 31, 2006, there was R$20.3 million outstanding under this facility. Maturity under this credit agreement has been extended on a monthly basis, with interest rate recalculated in each renovation, and a partial amortization of US$1 million on December, 2006. This credit agreement was fully paid at maturity, in March, 2007.

  Unibanco - On April 18, 2006 we entered into a three-year US$2.8 million credit agreement with Unibanco to finance working capital. This facility has an interest rate of 1.00% per year. Principal is payable bullet and interest is payable semi-annually, with a final maturity on April 7, 2008. Repayment began on October 16, 2006 after a 6-month grace period. At December 31, 2006, there was R$6 million outstanding under this facility.

  Votorantim (second credit agreement) – On July 3, 2006 we entered into a R$40 million credit agreement with Banco Votorantim S.A., as a result of the expiration on that date of three formerly executed swap agreements. This facility had an interest rate of 110% of CDI. Principal and interest were to be paid in one single installment on September 1, 2006. On the maturity date, however, the credit agreement was replaced by an additional credit agreement in the amount of US$19 million, maturing in 30 days and bearing interest at 6% per year, with swapped interest rate equal to the higher of US dollar variation or 90% of CDI. This transaction was renewed on a monthly basis, with a partial amortization of US$9 million on December 1, 2006. At December 31, 2006, there was R$21.6 million outstanding under this facility. Although this credit agreement matured on April 30, 2007, principal and interest were prepaid on March 30, 2007.

  Safra - On December 1, 2006 we entered into a US$ 9.2 million credit agreement with Banco Safra to finance working capital. This facility has an interest rate of 6.5% per year. The maturity date was January 8, 2007. Principal and interest were paid on this date. At December 31, 2006, there was R$19.7 million outstanding under this facility.

  Votorantim (third credit agreement) – On January 22, 2007 we entered into a R$17 million credit agreement with Banco Votorantim S.A., as a result of the expiration on that date of a formerly executed swap agreement. This facility has an interest rate of 111% of CDI. Although this credit agreement matured on April 30, 2007, principal and interest were prepaid on March 30, 2007.

  ABN AMRO Real Bank – On March 30, 2007 we entered into a R$48.7 million credit agreement with ABN AMRO Bank. The facility has a fixed interest rate of 7.13% per year, with swapped interest rate equal to the higher amount between the U.S. dollar variation or 100% of CDI plus 1.85%. Principal and interest are due on September 26, 2007. The facility can be renewed for an additional 180 days, with final maturity on March 24, 2008.

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

     On December 31, 2006, we were in breach of the financial covenants set forth in the indenture related to the notes units issued in 2004. On April 16, 2007, we obtained waivers by the requisite amount of holders of the notes, thereby curing any event of default. In addition, the financial covenants were amended on terms more favorable to us. As such, we and Telemig Celular did not breach the financial covenants as of March 31, 2007.

     On December 31 2006, we were also in breach of the financial ratios contained in the credit agreements with Unibanco. As of December 31, 2006, the Unibanco credit agreements only characterized a technical default to have occured once two consecutive quarterly breaches were in place, followed by an automatic 90-day curing period. We were also in breach of the financial ratios on March 31, 2007 and do not expect to breach these covenants on the following quarters of 2007.

     On June 28, 2007, management of the Company obtained a waiver in connection with these breaches, thereby curing the effects of an event of default. The Company is exempted from complying with the financial covenants for the three months ended June 30, 2007 and September 30, 2007. After that, as the Unibanco credit agreement only characterizes a technical default after two consecutive quarterly breaches followed by an automatic 90-day curing period, as mentioned above, the debt cannot be accelerated to a period before the original maturity date (April 2008). Therefore, in these financial statements, the debt is presented as non-current liabilities in accordance with the original terms of the credit agreement.

     On June 28, 2007, at the option of Amazônia Celular, the financing agreements entered into with Unibanco/NIB and Unibanco/Nordea, in the amount of R$34.2 million and R$16.6 million, respectively, were fully repaid in advance.

     The following table shows our U.S. dollar and non-U.S. dollar-indexed loans for the periods indicated (converted using the exchange rate at the end of the period):

	As of
	December 31,

	2004	2005	2006

	(in millions of reais)
Short-Term Indebtedness Plus Current
Portion of Long-Term Indebtedness:
Non-U.S. Dollar Indexed	33.9	-	-
U.S. Dollar-Indexed	91.2	58.4	149.6

Total	125.1	58.4	149.6
Long Term Indebtedness:
Non-U.S. Dollar Indexed	-	-	-
U.S. Dollar-Indexed	160.8	190.0	91.5

Total	160.8	190.0	91.5
Total Indebtedness	285.9	248.4	241.1

C. Research and Development, Patents and Licenses, etc.

     We do not conduct any independent research and primarily depend upon the manufacturers of telecommunications products for the development of new hardware.

D. Trend information

     We expect competition in our area to remain strong. NBT (Vivo),Telemar, through its SMP operator, Oi, Telecom Italia Mobile—TIM operate in our region. Though there are no more licenses to be auctioned in our region, the competition in our area for market share may prompt some of our competitors to reduce their rates and offer new or improved technologies, services and products.

     We also expect that the supply of TDMA-compatible handsets will continue to decrease in 2007, resulting in pressure on our TDMA subscriber base to switch to GSM service if these subscribers need to replace their existing TDMA handsets.

E. Off-Balance Sheet Transactions

     We have not engaged in any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F. Aggregate Contractual Obligations

     The following table sets forth the amount in millions of reais of our fixed contractual obligations at December 31, 2006.

		Less than		3-5	More than
	Total	1 year	1-3 years	years	5 years

	(millions of reais)
Long-Term Debt Obligations(1)	210.7	63.4	135.6	11.7	-
Operating Lease Obligations	20.7	6.7	9.4	2.3	2.3
Purchase Obligations	-	-	-	-	-
Cross-curency interest rate swap	42.8	17.4	25.4	-	-

Other Long-Term Liabilities	14.2	-	10.5	-	3.7

Total Contractual Cash Obligations	288.4	87.5	180.7	14.0	6.0

(1)
Includes estimated interest payments determined using the interest rate at December 31, 2006. However, our long-term debt is subject to exchange rate variations and these estimated payments may differ significantly from payments actually made.

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

     The following table contains the current members of our board of directors elected on April 27, 2007, and their respective positions and ages.

Name	Position	Age

Sergio Spinelli Silva Junior	Chairman	41
Alberto Ribeiro Güth	Vice Chairman	47
Elemér André Surányi	Director	41
Jacques de Oliveira Pena	Director	51
Jorge da Cunha Fernandes	Director	67
José Luiz Rodrigues	Director	52
Kevin Michael Altit	Director	43
Paulo Conte Vasconcellos	Director	44
Pedro Paulo Elejalde de Campos	Director	52
Sérgio Francisco da Silva	Director	45
Susana Hanna Stiphan Jabra	Director	49

     Set forth below are brief biographical descriptions of our directors:

     Sergio Spinelli Silva Junior is the chairman of the board of directors of Tele Norte Celular Participações S.A. and Telemig Celular Participações S.A. He holds a bachelor’s degree in law from Pontifícia Universidade Católica de São Paulo, he is currently a partner at Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados; member of the board of directors of Oeste Participações S.A. Opportrans Concessão Metroviária S.A., Zain Participações S.A., Invitel S.A., Techold Participações S.A., Solpart Participações S.A. and Telepart Participações S.A.; chairman of the board of directors of Futuretel S.A., Brasil Telecom S.A. and Brasil Telecom Participações S.A.

     Alberto Ribeiro Güth holds a bachelor’s degree from IME and an MBA from the Wharton School. He is partner of Angra Partners Consultoria e Participações. Prior to joining Angra, he was a partner at Investidor Profissional Gestão de Recursos (IP) and served as an executive officer at Esso Brasileira de Petróleo. He is member of the board of directors of Editora e Livraria Saraiva S.A., Metrô do Rio de Janeiro (Opportrans), Telemig Celular Participações S.A. and Tele Norte Celular Participações S.A. Mr. Guth is also deputy board member at Brasil Telecom Participações S.A.

     Elemér André Surányi holds a bachelor’s degree in economics from University of São Paulo and an MBA from Harvard Business School. Mr. Surányi currently works as a contracted consultant to Citigroup Venture Capital International Brazil, L.P., in São Paulo. In the past, Mr. Surányi served as an Advisor to Banco J. Safra S.A.; Chief Financial Officer, Investor Relations Director and member of the board of UOL Inc. S.A.; Chief Administrative Officer and Statutory Director of Merrill Lynch & Co. in Brazil; Vice President of Investment Banking for Merrill Lynch & Co. in São Paulo; Associate in the Latin America Investment Banking Group of Merrill Lynch & Co. in New York; Manager at the Brazilian Foreign Creditor Banks’ Debt Restructuring Committee at Citibank in New York; and Assistant Manager at the Financial Institutions Division at Citibank in São Paulo. He is a member of the board of directors of Brasil Telecom S.A., Brasil Telecom Participações S.A., Solpart Participações S.A., Amazônia Celular S.A., Tele Norte Celular Participações S.A., Telemig Celular S.A., Telemig Celular Participações S.A., Ret Participações S.A., Telinvest S.A., Capitalpart Participações S.A., and Longdis S.A.

     Jacques de Oliveira Pena is graduated in History from the Brasília University. He has been working for Banco do Brasil since 1997, having served as Head of the Federal District Legislative Assembly Office from 1991 to

1992, General Secretary of the Banks Union of Brasilia from 1992 to 1995, Regional Administrator of the city of Samambaia under the Federal District Government from 1995 to 1998, member of the decision-making council of Previ (Banco do Brasil Pension Fund) from 2000 to 2004, President of the Banks Union of Brasilia from 2001 to 2004, member of the Executive Management of the Brazilian Pension Funds Union from 2002 to 2005, member of the Board of Directors of Tele Norte Celular - Amazônia Celular, since December 2001, President of the Banco do Brasil Foundation since 2003, member of the External Advisory Board of Embrapa Fruticultura e Mandiocultura - Cruz das Almas (BA), since 2005; member of the Apiculture Chamber under the Ministry of Agriculture, since 2006.

     Jorge da Cunha Fernandes holds a degree in Economics from AUEDF (UNIDF). He has been on the board of directors and board of auditors of several Brazilian companies: Petróleo Brasileiro S.A. – Petrobrás, Empresa Brasileira de Aeronáutica S.A. – Embraer, Telecomunicações de Brasília S.A. – Telebrasília, Tele Norte Leste Participações S.A., Telecomunicações Brasileiras S.A. – Telebrás, Telecomunicações da Bahia S.A. – Telebahia, Companhia Docas do Estado da Bahia – Codeba, Florestas Rio Doce S.A., Telecomunicações de Minas Gerais S.A. – Telemig, and Instituto de Resseguros do Brasil – IRB. Mr. Fernandes served as deputy of the Department of Commercial and Industrial Regulation, or Departamento de Normas e Assuntos Comerciais e Industriais – DENAI, of Banco do Brasil S.A. From 1986 to 1995, he held several positions at the Brazilian Ministry of Finance, including chairman of the Council of Resources of the National Financial System.

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

     Paulo Conte Vasconcellos holds a bachelor’s degree in business from the Federal University of Rio Grande do Sul, an MBA in finances from IBMEC and a graduate degree in management from BSP – Business School São Paulo. Mr. Vasconcellos is a partner at ProxyCon Assessoria e Participações Ltda. He is a board member at Marcopolo S.A. and Klabin Segall S.A. He has also served as board member at Hospital Nove de Julho S.A., Cerâmica Chiarelli S.A., Grupo Orsa, IBGC – Instituto Brasileiro de Governança Corporativa and ABAMEC – Associação Brasileira de Analistas do Mercado de Capitais. Mr. Vasconcellos has also served as a member of the fiscal council of Cia. Siderúrgica Belgo Mineira, Politeno S.A. and Tele Leste Celular Participações S.A. Mr. Vasconcellos has also served as a vice president in equity research at Merrill Lynch and, associate director of research at ING Barings Latin America and managing director of special projects at Bradesco Templeton Asset Management.

     Pedro Paulo Elejalde de Campos holds bachelor’s degree in engineering from UFRGS and a master’s degree from EAESP-FGV. Mr. Campos is currently a managing partner at Angra Partners and holds board seats at Brasil Telecom and Petropar. In the past, Mr. Campos was a managing director at Citigroup in Latin America, CEO of GE Capital in Latin America and president of Bank GE Capital. He also was a managing director and partner of the investment bank Oppenheimer & Co., and vice-president of JP Morgan & Co. Mr. Campos is a former board member from Latasa, GE Dako and LatinTech.

     Sérgio Francisco da Silva holds a post graduate degree in project administration from Getúlio Vargas Foundation. He has worked for 22 years at the Brazilian Federal Saving Bank (Caixa Econômica Federal), where he led the labor claiming process (1996/1998) and coordinated the implementation of employees’ benefits and profit sharing. Since March 2003, he has been serving as the benefits and administration officer at FUNCEF (Brazilian Federal Saving Bank Pension Fund), managing the benefits of approximately 70 thousand people under the pension fund. In 2002, he served as secretary of finance at the Banks Union of São Paulo, Osasco and surroundings and member of the board of directors of “São Paulo Confia” (a non-profit organization responsible for micro-credit generation and motivation in an association with CUT and other work unions). In 2000, he became secretary of health at the same union and created a program to prevent AIDS at work, sponsored by the Ministry of Health and UNESCO. He was also member of the Brazilian Health Commission, where he developed a program related to the prevention and treatment of RSI (Repetitive Strain Injury). From 1998 to 1999, working at the São Paulo State Health Council, he participated in the preparation of the strategic guidelines for the São Paulo Health Single System (SUS São Paulo). From 1992 to 1994, he served as executive director at APCEF/SP.

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

Executive Officers

     The Executive Committee of the Registrant currently consists of the following two executive officers.

Name	Position	Age	Date Elected

Oscar Thompson	Chief Executive Officer, responsible for Investor Relations, accumulating the function of Chief Financial Officer	41	03/20/2006

Marcus Roger Meireles Martins da Costa	Chief Human Resources Officer	49	03/20/2006

     Set forth below are brief biographical descriptions of the executive officers of the Registrant:

     Oscar Thompson: holds a degree in industrial engineering from the Escola Politécnica da Universidade de São Paulo and an MBA with a major in analytical finance and accounting from the University of Chicago. He worked at Lloyds Bank PLC in São Paulo and London from 1990 to 1994 and at UBS Warburg LLC in New York from 1996 to 2001. He also held the positions as partner and chief financial officer at TWW do Brasil S.A. from 2001 to 2003 and managing partner at Prometheus, a Brazilian financial boutique, from 2003 to 2006. Mr. Thompson is currently the chief executive officer and investor relations officer, accumulating the positions of chief financial officer of Telemig Celular Participações S.A. and Tele Norte Celular Participações S.A. He is also chief financial officer of Telemig Celular S.A. and Amazônia Celular S.A.

     Marcus Roger Meireles Martins da Costa: holds an economics degree from the State University of Minas Gerais and an Executive MBA from COPPEAD/UFRJ. Mr. Martins da Costa worked for Companhia Vale do Rio Doce as a director of its corporate human resources department. He also worked in the implementation and operation of gold and potassium projects as well as in the implementation of Carajás project from 1980 to 2005. Mr. Martins da Costa is presently the human resources director of Telemig Celular Participações S.A. and Tele Norte Celular Participações S.A.

     The Executive Committee of Amazônia Celular currently consists of the following three executive officers.

Name	Position	Age	Date Elected

André Machado Mastrobuono	Chief Executive Officer and Chief Operating Officer	45	October 6, 2006

Oscar Thompson	Chief Financial Officer, accumulating functions of Investor Relations Officer	41	October 6,
			2006
Marcus Roger Meireles Martins da Costa	Chief Corporate Services Officer	49	October 6,
			2006

     Set forth below is a brief biographical description of the executive officer of Amazônia Celular who is not also an officer of the Registrant.

     André Mastrobuono. holds a degree in agronomic engineering from the University of São Paulo and an MBA with a major in finance, marketing and business strategy from the Graduate School of Business of the University of Chicago. From 2002 to 2006, Mr. Mastrobuono worked as director of strategic planning & performance control and eventually became a member of the board of directors of Vivo. He was also associate principal of McKinsey & Co. and a partner of their local office (McKinsey S/C Ltda) from 1996 to 2002. In addition, Mr. Mastrobuono was manager director of Cafés Finos do Brasil S.A. from 1991 to 1994, business analyst of the Sara Lee Corporate Development Group in Chicago, USA and summer financial analyst in Allied Signal’s financial planning department in South Bend, USA.

B.      Compensation

     For the year ended December 31, 2006, the aggregate amount of compensation paid to all directors and executive officers was approximately R$2.6 million. Of the aggregate amount, we directly paid R$1.2 million and the remaining R$1.4 million was paid by our affiliate, Telemig Celular Participações S.A, relating to the compensation of the executive officers who share our management and the management of our affiliates. The aggregate total amount of compensation includes salaries of approximately R$1.5 million and bonuses to the executive officers of approximately R$1.1 million. We are not required under Brazilian law to disclose on an individual basis the compensation of our directors and executive officers.

     We have a yearly bonus program that provides variable compensation to our executive officers upon the achievement of previously stipulated financial and operating performance results. On October 5, 2000, our board of directors approved two executive stock incentive plans, which apply to our executive officers. On December 29, 2003, our board of directors modified one of the stock incentive plans for key executive officers. See “–Share Ownership” for a description of these plans. We do not have a compensation committee.

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

     Our conselho fiscal, or fiscal council (board of auditors) was established pursuant to our bylaws, which require us to maintain a fiscal council on a permanent basis. Our fiscal council is a supervisory committee independent from our board of directors and from our independent accountants, and its members are elected by our shareholders on a yearly basis. The responsibilities of the fiscal council are established by Brazilian Corporation Law and include overseeing the activities of management with respect to compliance with the law and our bylaws, reviewing the annual report submitted for the approval of our shareholders, calling shareholders’ meetings under certain circumstances and reporting at those meetings. The following table contains the members of our fiscal council elected on April 27, 2007, each of whom is serving as a member for a one-year term, and their respective ages:

Name	Position	Age

Alexsandro de Souza Popovic	Member	29
José Arthur Escodro	Member	56
Marcos Rocha de Araújo	Member	39
Reginaldo Ferreira Alexandre	Member	48
Ricardo Antunes Agostini	Member	37

     Set forth below are brief biographical descriptions of the members of our fiscal council:

     Alexsandro de Souza Popovic holds a law degree and a graduate degree in tax law. He has worked for over three years in the analysis of corporate governance practices of companies listed on the São Paulo Stock Exchange (BOVESPA). This work includes monitoring corporate events, verifying their legality and that they are in keeping with the current requirements of the international capital market, and that they meet the requirements of the differentiated levels of corporate governance within the BOVESPA, representing various equity investment funds in Brazil. He is a substitute member of the finance committee of Santos Brasil S.A. and member of the finance committees of the companies Telemig Celular Participações S.A. and Tele Norte Celular Participações S.A.

     José Arthur Escodro has a fifteen-year experience in independent auditing at main internacional and Brazilian auditing companies and is a former commissioner from the CVM. Mr. Escodro is a member of IBRACON – Brazilian Institute of Independent Auditors and a former member of CVM´s Consultative Accounting and Auditing Standards Council. Mr. Escodro acted as a professor at Fundação Getúlio Vargas, and since 1994 has been an independent consultant, providing business advisory services to private companies. Mr. Escodro also has participated in arbitration courts on behalf of the Chamber of Commerce Brazil-Canada, either as an arbitrator or an expert in fields of his specialty.

     Marcos Rocha de Araújo is a Member of the Fiscal Council since the first half of 2007. Also worked as investment analyst for CENTRUS (Brazilian Central Bank Pension Fund) from 1997 to 2002 and since 2002 September work at FUNCEF (Brazilian Federal Saving Bank Pension Fund) with the research team. Graduated in Economics. Certified Investment Analyst by the IBCPI – Instituto Brasileiro de Certificação dos Profissionais de Investimento. Member of Investiment Council of Fidúcia High Income FIDC since 2006 March and Logística Brasil FIP since September 2006. Was acting Member of Board of Directors at Brasil Ferrovias S.A. and Bahema S.A.

     Reginaldo Ferreira Alexandre has a fifteen-year experience in the investment research area, as analyst, coordinator, organizer and head of equity research teams at Citibank, Unibanco, Paribas, BBA Creditanstalt and Itaú. He has also a five-year experience in credit analysis (mostly at Citibank) and practice, having acted as a manager and assistant director at the consultancies Accenture and Deloitte, in structured operations linked to the capital markets, as well as in other corporate banking activities, like mergers and acquisitions and company reorganizations. He is a certified investment analyst by the CVM and is a member of the accounting ruling commission created by the CVM and the Brazilian Accounting Standards Board. He was elected, for the period of 2007-2008, as vice-president of the Brazilian Investment Research Association. He is also a former member of the audit committee (elected in April 2004 and re-elected in April 2005) of Arcelor Brasil, a major Brazilian steel company, controlled by the Arcelor Mittal Group.

     Ricardo Antunes Agostini holds a bachelor’s degree from Escola Politécnica of the University of São Paulo and a master`s degree in business administration from Insead. He is currently a manager at Angra Partners. In the past, he worked as a senior consultant at Bain & Company, Monitor Group, MGDK and Price Waterhouse. During his career, he worked in more than 20 companies from different industries with focus on strategy, finance and turnarounds.

     On July 29, 2005, our board of directors decided that our fiscal council would also undertake the responsibilities of an audit committee, including, among other, making recommendations to the board of directors on appointment and retention of independent auditors, processing complaints regarding accounting and auditing, and engaging advisers. See “Item 16D. Exemptions from the Listing Standards for Audit Committees.”

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

D.      Employees

     At December 31, 2006, we had 814 employees, as compared to 891 employees at December 31, 2005 and 816 employees at December 31, 2004. At December 31, 2006, 56.1% of our employees were employed in customer service, 29.0% in sales and marketing, 4.4% in management, 9.6% in engineering and 0.9% in information technology. The decrease in the number of our employees during 2006 was primarily due to the reduction of employees in our sales and marketing and customer service departments.

     Less than 10% of our employees are affiliated with Sinttel (Sindicato de Trabalhadores de Telecomunicações), the labor union for telecommunications companies, in the respective states. We believe that our relationship with our employees is satisfactory and we have not experienced any labor strikes since our privatization.

     We have implemented a yearly bonus program, designed to stimulate an increase in our operating productivity, which provides variable compensation to employees according to previously specified financial and operating performance goals. The total amount paid in 2007 in connection with this bonus program was R$2.4 million and the total amount paid in 2006 was R$4.4 million. Competition has created, and we believe that it will continue to create, pressure on salaries and our ability to hire and retain qualified upper- and mid-level management personnel.

     We participate in a pension fund, the Fundação Sistel de Seguridade Social, or Sistel, which supplements government-provided retirement benefits. Currently, we make monthly contributions to Sistel equal to 13.5% of the salary of each employee who is a Sistel member. Each member employee also makes a monthly contribution to Sistel based on his or her age and salary. Members of Sistel qualify for full pension benefits after reaching the age of 57, provided that they have been members of Sistel for at least ten uninterrupted years and have been affiliated with the social security system for at least 35 years. Sistel operates independently from us. At the time of the privatization, our employees had the right to maintain their rights and benefits in Sistel. In May 2004, we introduced a defined contribution plan, except for medical benefits for which there is a defined benefit up to 24 months, for all of our employees. Sistel participants were invited to switch their defined benefits plan to the new defined contribution plan. In this plan the participants define the percentage of their contribution. We make monthly contributions to Sistel of up to 8% of the employee’s salary and each member employee also makes a monthly contribution to Sistel. Under the defined contribution plan, members of Sistel qualify for full pension benefits after reaching age 50, provided that they have been members of Sistel for at least ten consecutive years and they don’t have to be affiliated with the social security system. See Note 19 to our consolidated financial statements.

E.      Share Ownership

     The members of our board of directors and our executive officers, on an individual basis and as a group, beneficially own less than 1% of any class of our stock. See “Item 7A. Major Shareholders and Related Party Transactions—Major Shareholders” for more information.

     On October 5, 2000, our board of directors approved two executive stock incentive plans. The first plan covers certain key executives who may receive shares of our common or preferred stock. The options vest only to the extent that we achieve performance goals determined by our board of directors during a five-year performance period. At December 31, 2006, no options were outstanding in connection with this incentive plan as all options had been forfeited.

     The second plan covers key executives, who also participate in the first plan, and other employees. Options granted under this plan relate to preferred stock and are exercisable at market price at the date of the grant. The vesting period is 20% during the second year, 60% during the third year and 100% during the fourth year. At December 31, 2006, 24,168 options were outstanding. No options were exercised during either period. The exercise price for the granted options is R$4.76 per thousand preferred shares. The price is updated by the IGP-M inflation index until the date of exercise.

     The second stock incentive plan for key employees was modified by our board of directors on December 29, 2003. As this plan had been inactive from 2001 to 2003, at a meeting of the board of directors in the combination of the amounts for 2001, 2002 and 2003 into a single tranche, with vesting available beginning in 2004 was approved. At December 31, 2006 and 2005 the plan covered three and eleven executives, respectively. Options granted under this plan relate to preferred stock and are exercisable at market price at the date of the grant, discounted by 20%. The vesting period is 40% during 2004, 30% during 2005 and 30% during 2006. At December 31, 2006, 120,749 options were outstanding under this plan. No options were exercised during the period. The exercise price of the granted options is R$0.49 per thousand preferred shares. The price is updated by the IGP-M inflation index until the date of exercise.

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

     The following table presents information concerning our major shareholders at June 15, 2007. We are not aware of any other shareholder owning more than 5% of the common shares or more than 5% of our preferred shares.

		%		%
	Common	Common	Preferred	Preferred		% Total
Name of Owner	Shares	Shares	Shares	Shares	Total Shares	Capital

Telpart Participações S.A	64,633,961,594	51.86	185,778,351	0.09	64,819,739,945	19.34
Emerging Markets Growth Fund Inc	9,214,930,561	7.39	22,698,900,000	10.79	31,913,830,561	9.52
Funcionários do Banco doBrasil	6,722,609,329	5.39	5,926,356,870	2.82	12,648,966,199	3.77
Ventura Capital LLC	391,900,000	0.31	14,981,700,000	7.12	15,373,600,000	4.59
Naustdal S.A	463,200,000	0.37	12,848,800,000	6.11	13,312,000,000	3.97
JGP Hedge Fundo de
Investimento Multimercado	28,300,000	0.02	11,115,800,000	5.28	11,144,100,000	3.33
________________________________________

Source: Banco ABN AMRO Real S.A.

     The Registrant’s controlling shareholder is Telpart Participações S.A., or Telpart, which as of June 15, 2007, owned 51.86% of the Registrant’s outstanding common shares. As a result of its controlling interest, Telpart has the ability to control the election of the majority of our board of directors, and to direct our operations.

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

     On December 28, 1999, our shareholders approved a corporate reorganization whereby Telpart contributed assets to us, resulting in future tax benefits. We recorded a deferred tax asset of R$48.8 million, which will be realized over a period of up to ten years. In accordance with Brazilian Corporation Law, we must issue shares (pro rata both common and preferred) to Telpart for the amount of the tax benefits recognized by us. In addition, minority shareholders are granted preemptive rights. If the minority shareholders do not elect to exercise these rights, the shares will be issued and subscribed for by Telpart. As of December 31, 2006, we maintain a valuation allowance for the entire amount of the referred tax benefit. See Note 17 to our consolidated financial statements for a more detailed description of this transaction.

B.     Related Party Transactions

     We have entered into transactions with some of our shareholders and other related parties for the provision of certain services. Transactions with related parties are carried out based on an amount agreed upon by the respective related parties and we believe those transactions are carried out on an arm’s length basis. Our bylaws and applicable Anatel regulations require that any long term agreement we enter into with related parties must be previously approved by the majority of our voting and non-voting shareholders, with the exclusion of the conflicted party.

     We consider Brasil Telecom S.A. as related party due to the existence of common partners in our control chain mentioned above.

    Shared Service Agreement

     In order to increase efficiency in the allocation of resources, capitalize on synergies, avoid unnecessary duplication of activities and improve operating efficiencies, we are a party to a shared service agreement with Telemig Participações S.A. pursuant to which certain costs incurred for the benefit of both companies and their subsidiaries are allocated to each company based on criteria designed to reflect the actual amount of use by each company. The costs allocated under this shared service agreement relate primarily to personnel, marketing and outside consulting fees. See Note 18 to our consolidated financial statements.

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

Legal Proceedings

              We are involved in a number of legal proceedings, lawsuits and claims incidental to the normal conduct of our business, relating to such matters as taxes, labor and civil lawsuits. As of December 31, 2006, we maintained provisions in the total amount of R$152.2 million and court deposits in the total amount of R$99.0 million. We believe that if these legal proceedings, lawsuits and claims were to be decided against us, they would not have a material adverse effect on our business, results of operations or financial condition.

        Civil Legal Proceedings

        At December 31, 2006, we had provisions of R$3.1 million for contingent liabilities which we consider sufficient to meet reasonably estimated probable losses arising from civil lawsuits. The most significant civil suits involving us are described below.

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

    Litigation Arising Out of Events Prior to the Telebrás Breakup

     Telebrás, our predecessor company, and we are defendants in a number of legal proceedings, including tax- and labor-related matters, and are subject to certain other claims and contingencies.

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

     In addition to operators, the suit also involves network component manufacturers that supply the Caller ID to the operators. The amount of the indemnification alleged to be owed by the mobile telecommunication operators has not yet been calculated and we believe we have the right to indemnity from the component manufacturers. Nortel has indemnified us against any obligation arising out of allegations of unauthorized use of patents. Accordingly, we have not recorded any provisions with respect to this lawsuit.

     The proceeding is still in its preliminary stage. Amazônia Celular has presented its defense and the court has determined that the issue be analyzed separately by the courts located in the states where each defendant is based. As we and our legal advisors believe the chance of success in this lawsuit is possible, no provisions were recorded.

    Prepaid Credits

         We and other wireless operators in Brazil are party to lawsuits challenging the validity of expiration dates for prepaid telephone credits. These proceedings are still in their preliminary stages, and the court has requested that the defendants submit information supporting the basis for setting an expiration term. In May, 2005, the Public Prosecutor’s Office filed a public civil action against all wireless operators in Area 8 (among which, Amazônia Celular) and, also against ANATEL, regarding the imposition of deadlines for the use of prepaid credits. The request to have the deadlines for the use of credits suspended until the issuance of a decision was denied. Amazônia Celular filed a counterclaim in September 2005 and we remain awaiting decision on this matter. In September 2006, the injunction requested by the Federal Public Prosecutor’s Office was rejected. We and our legal advisors believe the chance of success in these lawsuits is probable. As there is no monetary value involved in this lawsuit, no provisions have been recorded.

    Lawsuit related to the use of the “Amazônia Celular” logo

         In December 2002, NET Design Produções Fotográficas, or NET, with main offices in Belo Horizonte, state of Minas Gerais, filed a suit against Amazônia Celular for damages – moral and property – with request of anticipatory relief, on the grounds that the logo (ellipse) used by Amazônia Celular was being unduly used, since, according to the plaintiff, it is identical to the one that NET developed for Telemig Celular, with a mere change of the color (Telemig Celular is “red” and Amazônia Celular is “green”). In its defense, Amazônia Celular argued that the plaintiff does not own the right to exploit the respective logo, considering that Telemig Celular commissioned and bought the “work” of NET. Thus, the ownership was invested by derivated means (holding the property rights) and the Agreement for Assignment of Use of Brand signed between Telemig Celular and Amazônia Celular is perfectly legal. We asked for dismissal without prejudice in view of the plaintiff’s inactivity, as nothing has happened in this lawsuit since March 13, 2003. We are awaiting a decision on our request for dismissal. Based on the opinion of our counsel, we believe chances of loss are remote.

    Civil Class Action against SMP operators for the installation of cellular blocks in prisons

         In June 2006, the Federal Attorney’s Public Office initiated a civil class action against SMP operators, including Amazônia Celular, for the installation of cellular blocks in Brazilian prisons. This proceedings is still in the defense stage. We and our legal advisors believe the chance of success in this lawsuit is probable. As there is no monetary value involved in this lawsuit, no provisions have been recorded.

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

    Regulatory Legal Proceedings

        Telecommunications Regulations Proceeding

            The Brazilian telecommunications regulations prohibit a shareholder from having a controlling interest in more than one wireless telecommunications carrier operating in the same area in Brazil. On June 15, 2005, the Company has initiated court proceedings seeking a court order to prevent PREVI and Banco do Brasil from exercising their voting rights in the Company, until the legality of their shareholding interest is resolved. The main argument in this lawsuit is that Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI (which is the Banco do Brasil S.A. pension fund) and Banco do Brasil are a part of our controlling shareholder block and also are a part of the controlling shareholder block of Telemar, which competes with us in our area under the “Oi” brand name. As we currently believe the claim has no legal grounds and therefore, would probably be rejected by the Brazilian court, we relinquished our claim on October 18, 2006. We are still awaiting termination of this lawsuit.

    Litigation with Anatel

         In February 2007, Amazônia Celular filed a writ of mandamus to suspend Anatel’s requirement that Amazônia Celular pay fine amounting to R$150.0 thousand due to non-compliance with the quality standards established in the General Quality Targets Plan. As the injunction was not granted, Amazônia Celular filed an appeal, which was refused. We are awaiting the decision on another appeal filed by Amazônia Celular. As we and our legal advisors believe the chance of success of this lawsuit is possible, no provisions have been recorded.

The purpose of this injunction is to suspend the administrative proceeding (Procedure to Investigate Breaches of Obligations - PADO) filed by Anatel, mentioned below in “—Administrative Proceedings before Anatel—Quality Standards,” in which the initial decision was rendered against Amazônia Celular.

    Tax Legal Proceedings

        As of December 31, 2006, we had provisions of R$147.7 million for contingent liabilities relating to tax matters, the most significant of which are described below.

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

     In 2004, we obtained a final favorable decision in the state of Amapá. We have also obtained decisions in our favor prohibiting the application of ICMS to monthly subscription and other additional services, and to authorization of cellular mobile station in the states of Pará and Maranhão. As the favorable decisions to us in the legal proceedings in the states of Maranhão and Pará had been officially declared final and binding, we withdrew the amounts deposited in the respective trust accounts. However, at a later date the public prosecutors’ offices of both states appealed alleging that for technical procedural issues the term for appeal had not elapsed and, therefore, the decision in each proceeding was not final. In the state of Maranhão the appeal was decided against us and the Superior Court of Justice determined that the claim be retried. We appealed against such decision and in May 2007 the Superior Court of Justice determined that the case records be submitted to the Maranhão state court. In the state of Pará the state’s appeal was decided in our favor and, therefore, the state filed another appeal against the decision. We also remain awaiting final decision. In 2006, we recorded provisions in the amount of R$27.0 million and R$23.0 million related to the legal obligations in the states of Maranhão and Pará, respectively.

     Concerning the state of Roraima, in December 2004, the Superior Court of Justice decided in our favor stating that ICMS does not apply to the authorization of cellular mobile stations. As the Superior Court did not admit the final appeal of the State of Roraima against the decision in favor of Amazônia Celular, the Public Treasury filed an appeal with the Supreme Court of Justice requesting that an extraordinary appeal be recognized. We remain awaiting final decision on the matter. We have recorded a provision in the amount of R$11.8 million related to this legal obligation and as of December 31, 2006, the respective judicial deposits amounted to R$11.7 million.

     In 2003, we obtained a favorable decision in the state of Amazonas and the Superior Court of Justice decided for the non-application of ICMS to the authorization of cellular mobile stations. The state of Amazonas appealed against this decision but we are still awaiting final decision. In the lawsuit on the application of ICMS to monthly subscription and other additional services of the cellular mobile stations, the Court of Appeals of Amazonas ratified the decision issued by the trial judge, partially granting the request. Amazônia Celular has appealed against this decision but we are still awaiting final decision. We have recorded a provision in the amount of R$9.4 million related to this legal obligation, and as of December 31, 2006 the respective judicial deposits amounted to R$9.1 million.

    Litigation Relating to the Conveyance of PIS and COFINS to Users

     A civil class action has been filed by the Public Prosecutor’s Office against us and other telecommunications companies to (i) prevent the passing on to customers of the amounts paid as Contribution to the Social Integration Program, or PIS, and Contribution for Social Security Financing, or COFINS, and (ii) to require that we return to our customers two times the amount of PIS- and COFINS-related charges passed along to them. These social contributions are levied on gross telecommunication services revenues from final customers located within the jurisdiction of the state of Maranhão. The Public Prosecutor’s Office considers the transfer of the tax to customers to be unconstitutional. No preliminary injunction has been granted and we believe that the civil class action has no legal basis. The maximum liability for this action is approximately R$128 million. On June 7, 2004, the civil class action was dismissed without prejudice because of lack of interest in the action. This decision has already become final and binding.

     We believe the probability of an unfavorable outcome in this proceeding is remote. In any event, regardless of the outcome of this proceeding, we believe we will not be adversely affected because we did not segregate such taxes in our invoices.

    Litigation Related to the Telecommunication Inspection Fund (FISTEL)

     We are subject to the payment of the Telecommunication Inspection Fund contribution – FISTEL. The Telecommunication Inspection Fund is supported by revenues resulting from a tax imposed on telecommunication operators. We have adopted the position that the FISTEL is not due in respect of telecommunications stations that are not owned by us. As a result, we are involved in legal proceedings to obtain a judicial authorization for us to pay the FISTEL solely in respect of telecommunication stations owned by us. The amount involved in these proceedings is R$74.8 million. We have recorded a provision in the amount of the FISTEL that would be payable, on a monthly basis and we are depositing in court the amount involved. As the court decided against us, we filed an appeal and remain awaiting a decision on the matter. We and our legal advisors believe the chance of success in this lawsuit is possible.

    Litigation Related to the Universalization Fund of Telecommunication Services (FUST)

     Based on Article 6 of Law No. 9,998/2000, which instituted FUST, the Company does not include in the calculation base of the contribution, the revenues obtained from telecommunications services providers as interconnection fee and for the use of its network resources. On December 15, 2005, Anatel’s board approved Precedent #7 which determines the inclusion of such revenues in the calculation base of FUST, with retroactive application to January 2001.

     Management, based on the advice of its legal advisors, is of the opinion that Precedent #7 of Anatel contravenes the provisions of Law No. 9,998/2000, in addition to several constitutional provisions. Therefore, in January 2006, the mobile telecommunication operators, including Amazônia Celular, filed for a writ of mandamus in order to protect their legal rights to continue to pay FUST without any increase in the calculation base that is not provided for by law.

     The injunction was not granted by the trial judge since the judge understood the matter to be complex. The petitioners appealed and in a decision given in March 2006, the Superior Court Judge granted the injunction request to remove the application of the second part of Precedent #7 of Anatel. In February 2007, the lower court judge ruled that the levy of FUST on interconnection revenues specified in the second part of Precedent # 7 of Anatel is unconstitutional. As we and our legal advisors believe the chance of success in this lawsuit is possible, no provision has been recorded.

    Universalization Fund of Telecommunication Services (FUST)

         In November 2006, Amazônia Celular received a tax claim from Anatel, regarding the payment of FUST on interconnection revenues received in 2001. The collection of FUST on interconnection revenues received in 2001 was suspended by an injuction granted in the litigation related to FUST. For further information, see “\Litigation Related to the Universalization Fund of Telecommunication Services (FUST)” above. Amazônia Celular submitted a defense and is awaiting decision on the matter. The amount involved in this administrative proceeding is R$4.5 million. As we and our legal advisors believe the chance of success in this lawsuit is possible, no provision has been recorded.

   Administrative Proceeding before the Ministry of Communications

      Telecommunications Technological Development Fund (FUNTTEL)

     In December 2006, Amazônia Celular received a tax claim from the Ministry of Communications regarding the payment of FUNTTEL on interconnection revenues received in 2001. Amazônia Celular has submitted a defense and is awaiting decision on the matter. The amount involved in this administrative proceeding is R$0.9 million. As we and our legal advisors believe the chance of success in this lawsuit is possible, no provision has been recorded.

   Labor Legal Proceedings

     The Company is party to several labor claims filed by former employees related mainly to salary adjustments and related charges. At December 31, 2006, we had provisions of R$1.4 million for contingent liabilities in connection with labor claims.

   Service Providers

     We currently use the services of approximately 1,891 outsourced service providers. Under Brazilian labor legislation, the legality of outsourced services is closely related to the nature of the services involved. Where the outsourced contracted services are related to the primary activities of the contracting company, there is, in effect, a strong presumption that the outsourcing is not legal. Thus, if the relationship between the outsourced service provider and the company contains any indicator of the essential elements of employment, such as subordination of the outsourced individual worker within the management hierarchy of the company, the outsourcing of services is likely to be found illegal.

     We believe there is a risk that part of the services we outsource could be considered illegal. For this reason, we are exposed to the risk of (i) infraction notices issued by labor and social security authorities, (ii) a civil public action by the Government Labor Attorney’s Office and (iii) labor claims filed by outsourced “service providers” claiming the existence of an employment relationship.

     The Federal Public Prosecutor brought a public civil action against Amazônia Celular in September 2006. An injunction was granted imposing that all hirings of outsourced service providers be suspended, under penalty of paying a fine per outsourced service provider that is hired. This decision was subsequently reversed with respect to the hiring of new outsourced service providers. The appelate court maintained the lower court's decision, reducing, however, the amount of the penalty. Although the courts decided against us, the decision, if maintained, will only be effective six months after becoming final and not subject to appeal. We appealed such decision and are awaiting final decision on the matter.

     On March 30, 2007, Amazônia Celular terminated the contract of outsourced employees who provided administrative services, with direct reporting to the managers of Amazônia Celular. We believe this measure will bring the outsourcing into confirmity with the applicable laws regarding this aspect.

   Labor Claim against Former Management

     In December 2006, Amazônia Celular filed a R$1 million suit for damages against its former management, seeking indemnification for damages caused to the Company as a result of undue payments made by Amazônia Celular’s former management. The defendants filed a counterclaim, claiming moral damages in the amount of at least R$2 million. As we and our legal advisors believe the chance of success in this lawsuit is possible, no provision has been recorded.

   Administrative Proceedings before Anatel Regarding Quality Standards

     Anatel filed two Procedures to Investigate Breaches of Obligations (PADO) against Amazônia Celular, alleging that it has not complied with the quality standards established in the General Quality Targets Plan. In one of these proceedings, filed in October 2006, involving the sum of R$400 thousand, Amazônia Celular filed an administrative defense and is awaiting decision on the matter. An initial decision was rendered against Amazônia Celular in the second proceeding, filed in October 2005, involving the sum of R$147 thousand. Amazônia Celular filed a request for reconsideration and administrative remedy and is currently awaiting decision on the matter. We and our legal advisors believe the chance of success in this lawsuit is possible, no provision has been recorded.

Dividend Policy and Dividends

   General

     Pursuant to Brazilian Corporation Law, each corporation is required to pay its shareholders a minimum mandatory dividend at least on a yearly basis, except in specific cases provided for in the applicable law. The amount of the minimum mandatory dividend may be determined in the bylaws or, should the bylaws be silent, the relevant amount is determined in accordance with the applicable provisions in the Brazilian Corporation Law. The company may also consider the amount of the interest on shareholders’ equity distributed to its shareholders for the calculation of the minimum obligatory dividend to be paid. See “Item 10B. Additional Information–Memorandum and Articles of Association–Allocation of Net Income and Distribution of Dividends.” Moreover, Brazilian Corporation Law provides that each Brazilian company may only issue new preferred shares for public distribution if one of the following terms applies to the preferred shares: (i) priority in the receipt of dividends corresponding to at least 3% of the book value per share; (ii) dividends 10% higher than those paid for common shares; or (iii) tag along rights at 80% of the price paid to the controlling shareholder in case of a transfer of control. Our bylaws provide that preferred shares will be entitled to receive, on a priority basis, minimum, non-cumulative dividends according to the greater of the following criteria: (i) 6% per annum of the amount resulting from the division of the amount of the outstanding capital stock by the number of our outstanding shares; or (ii) the right to a share of the mandatory dividend (see the next following paragraph) based on (a) a priority to receive a minimum, non-cumulative dividend corresponding to 3% of the net asset value of each share; and (b) a right to a share of the profits to be distributed on the same basis as common shares, after common shares have been paid a dividend equal to the minimum preferred dividend mentioned in (a) above.

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

   Payment of Dividends

     Every Brazilian corporation is required to hold an annual shareholders’ meeting, at which an annual dividend may be declared, no later than four months after the end of our fiscal year. Our bylaws allow the payment of intermediate dividends on a semiannual basis or shorter period in the current year based on a balance sheet prepared by our management, or out of preexisting and accumulated profits as set forth in the preceding fiscal year’s balance sheet or in the preceding six-month period’s balance sheet. According to the Brazilian Corporation Law, dividends inherent to a certain share are payable to the person registered as its holder on the date of approval of the payment, which in any event must occur within the same fiscal year of its declaration. See Note 15(c) to the financial statements. Any shareholder has a three-year period from the date the dividend payment was made available to claim dividends in respect of its shares, after which the right expires and the amount related to the dividends returns to the Company.

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

     The following table sets forth the dividends paid to holders of our common shares and preferred shares since 2002 in reais.

Year	Common Shares	Preferred Shares
(per 1,000 shares in R$)
2007 (through June 15)	–	–
2006	–	0.01552(1)
2005	–	–
2004	–	0.02073
2003	–	–
2002	–	–

________________________________________
(1)	This amount refers to dividends declared in 2004 that were not paid at that time.

     In 2006, the Company’s statutory net loss, adjusted by the realization of the “unrealized income reserve,” amounted to R$70.2 million. Accordingly, no minimum mandatory dividend distribution was proposed for the year ended December 31, 2006.

     In the beginning of 2006, the Company reassessed the calculations of the minimum dividend related to the year ended December 31, 2004, as the statutory net loss adjusted by the realization of “unrealized income reserve” resulted in a net income amounting to R$3.3 million. Accordingly, pursuant to article 203 of Law 6,404/76, in 2005, the Company recorded the minimum dividend related to the year ended December 31, 2004 to be paid to the record holders of preferred shareholders, in the amount of R$3.3 million (R$0.015524 per thousand shares), adjusted based on the accumulated SELIC interest rate from the end of the year ended December 31, 2005 until effective payment.

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

B.     Significant Changes

     No significant changes or events have occurred after the close of the financial statements as of and for the year ended December 31, 2006, other than the events already described in this annual report.

ITEM 9. THE OFFER AND LISTING

A.     Offer and Listing Details

         Our preferred shares trade on the New York Stock Exchange under the symbol “TCN” in the form of American Depositary Shares, or ADSs. Each ADS currently represents 50,000 preferred shares without par value. The ADSs are evidenced by American Depositary Receipts, or ADRs, issued by The Bank of New York as depositary, under a deposit agreement among us, the depositary and the owners and beneficial owners of ADRs from time to time. We became a U.S. registered company listed on the New York Stock Exchange on November 16, 1998. See “Item 10B. Memorandum and Articles of Association—Preferred Shares and Common Shares” for information of a proposed reverse share split of the shares issued by the Registrant.

            The principal trading market for our preferred shares and for our common shares is the São Paulo Stock Exchange (Bolsa de Valores de São Paulo – BOVESPA). Our preferred shares commenced trading on the BOVESPA on September 21, 1998. Our preferred shares trade on the BOVESPA under the symbol “TNCP4” and our common shares trade under the symbol “TNCP3.”

            At December 31, 2006, there were:

  an aggregate of 210,460,313,451 preferred shares issued and outstanding and 124,623,841,906 common shares issued and outstanding, and

  2,396,134 ADSs representing 119,806,700,000 preferred shares held by foreign investors (to our knowledge based in each case on their addresses as indicated in our records for the shares in our custody), representing 56.9% of the total preferred shares outstanding.

     We have registered one class of ADSs under a registration statement on Form F-6 pursuant to the Securities Act. All of the ADSs were registered in the name of The Depository Trust Company. At December 31, 2006, there were 59 holders of record of the ADSs.

     The following table presents the reported high and low closing sale prices for our preferred shares as reported on the São Paulo Stock Exchange in reais.

R$ per 1,000
preferred shares

Calendar Period	High	Low

2002	R$1.09	R$0.23
2003	R$0.63	R$0.30
2004	R$0.71	R$0.49
2005	R$0.50	R$0.27
2006	R$0.61	R$0.31
2007 (through June 15)	R$0.44	R$0.36

2005:
1st quarter	R$0.50	R$0.35
2nd quarter	R$0.36	R$0.30
3rd quarter	R$0.34	R$0.27
4th quarter	R$0.36	R$0.28

2006:
1st quarter	R$0.61	R$0.31
2nd quarter	R$0.49	R$0.35
3rd quarter	R$0.45	R$0.33
4th quarter	R$0.42	R$0.38

2007:
1st quarter	R$0.44	R$0.37
2nd quarter (through June 15)	R$0.42	R$0.36

December 2006	R$0.39	R$0.38
January 2007	R$0.44	R$0.37
February 2007	R$0.44	R$0.39
March 2007	R$0.44	R$0.37
April 2007	R$0.39	R$0.36
May 2007	R$0.42	R$0.36
June 2007 (through June 15)	R$0.42	R$0.39

     The following table presents the reported high and low closing sales prices for the ADSs in U.S. dollars on the New York Stock Exchange for the periods indicated.

U.S. dollars per ADS

Calendar Period	High	Low

2002	US$23.76	US$3.29
2003	US$11.01	US$4.45
2004	US$12.99	US$8.47
2005	US$9.10	US$5.55
2006	US$14.05	US$7.20
2007 (through June 15)	US$10.89	US$8.44

2005:
First quarter	US$9.10	US$6.58
Second quarter	US$6.97	US$6.12
Third quarter	US$7.55	US$5.55
Fourth quarter	US$7.88	US$6.39

2006:
First quarter	US$14.05	US$7.20
Second quarter	US$11.75	US$7.61
Third quarter	US$9.30	US$7.85
Fourth quarter	US$9.81	US$8.72

2007:

U.S. dollars per ADS

Calendar Period	High	Low

1st quarter	US$10.55	US$8.44
2nd quarter (through June 15)	US$10.89	US$8.95

December 2006	US$9.35	US$8.82
January 2007	US$10.40	US$8.44
February 2007	US$10.55	US$9.25
March 2007	US$10.05	US$9.07
April 2007	US$9.55	US$8.95
May 2007	US$10.65	US$9.10
June 2007 (through June 15)	US$10.89	US$9.81

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

     As of December 2006, the aggregate market capitalization of the 391 companies listed on the BOVESPA was approximately R$1.6 billion (US$748 million). The Brazilian equity market is relatively small and less liquid compared to major world markets. The ten largest companies represented 54% of the total market capitalization of all listed companies on the BOVESPA. As of December 2006 the average daily trading volume on the BOVESPA was approximately US$2.4 billion. By comparison, as of December 2006, the aggregate market capitalization of the 3,637 companies listed on the NYSE was approximately US$25 trillion, and the ten largest companies represented approximately 10%, of the total market capitalization of all listed companies. The 451 non-US listed companies, from 46 countries, represented US$9.6 trillion in total global market capitalization and more than 10% of NYSE daily volume as of December 31, 2006.

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

Corporate Purposes

     We are a publicly held corporation and our principal place of business is in the city of Belo Horizonte, Brazil. We are governed mainly by our bylaws and by the Brazilian Corporation Law. Our corporate purposes are found under Article 2 of our bylaws, which establishes that our objectives are:

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

Shareholders’ Meeting

     Our annual shareholders’ meeting must occur within four months following the close of our fiscal year and other shareholders’ meetings must be held whenever required. The Brazilian Corporation Law and our bylaws require that all our shareholders’ meetings be called by publication of a notice in newspapers of general circulation in our principal place of business, currently the city of Belo Horizonte, at least fifteen days prior to the meeting and for three consecutive business days. In addition, the CVM may also require the first call for a shareholders’ meeting to be made up to 30 days before such shareholders’ meeting. The quorum to hold shareholders’ meetings on first call is generally 25% of the shares entitled to vote and, on second call, the meetings can be held with the presence of any number of the shares entitled to vote.

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

     General

     As of December 31, 2006, our paid-in capital was R$84,850,577.76, divided into a total of 124,623,841,906 outstanding common shares and 210,460,313,451 preferred shares, without par value. All our outstanding shares are fully paid. Under our bylaws, the number of preferred shares may not exceed two-thirds of the total number of outstanding shares. We may issue preferred shares without maintaining a fixed proportion to common shares provided we observe the limit prescribed by law. Under the Brazilian Corporation Law, the number of preferred non-voting or restricted voting shares outstanding, such as the preferred shares, may not exceed one-half of the total number of outstanding shares. According to Law No. 10,303, this new limit on the issuance of preferred shares does not apply to existing listed companies, including us. Currently, our common shares and preferred shares ratio with respect to our total share capital is 0.3719 and 0.6281, respectively.

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

     As approved by our board of director at a meeting held on May 31, 2007, the Registrant’s management will submit for approval by its shareholders at a extraordinary general shareholders’ meeting to be held on July 12, 2007, a proposal to effect a reverse share split of the shares issued by the Registrant. In the event the proposal is approved, every 50,000 shares issued by the Registrant will become one share of the same type and each ADS will represent one preferred share, without par value.

     Common Shares

     Each common share entitles the holder thereof to one vote at our annual and special shareholders’ meetings. Under the Brazilian Corporation Law, our common shares are entitled to dividends or other distributions made in respect of the common shares in proportion to their share of the amount available for the dividend or distribution. See “-Allocation of Net Income and Distribution of Dividends—Distribution of Dividends” for a more complete description of payment of dividends and other distributions on our common shares. In addition, upon any liquidation, our common shares are entitled to return of capital in proportion to their share of our net worth.

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

     The Brazilian Corporation Law provides that non-voting or restricted-voting shares (such as the preferred shares) entitled to fixed or minimum dividends acquire unrestricted voting rights beginning when a company has failed for three consecutive fiscal years (or for any shorter period set forth in a company’s constituent documents) to pay any fixed or minimum dividend to which such shares are entitled and continue to hold such voting rights until payment thereof is made. Our bylaws do not provide for any shorter period. Amazônia Celular, our operating company, has not paid any dividends to its holders of preferred shares during the last three consecutive years. Accordingly, preferred shares of Amazônia Celular have voting rights until Amazônia Celular resumes paying dividends.

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

     Legal reserve account. We are required to maintain a legal reserve account to which we must allocate 5% of our net income for each fiscal year until the amount of the reserve equals 20% of our share capital. The allocation of a portion of the net income to the legal reserve account is mandatory, even though it must be submitted to the approval by the shareholders voting at the general shareholders’ meeting and may be transferred to our capital account or used to offset accumulated losses. However, we are not required to make any allocations to our legal reserve in respect of any fiscal year in which it, when added to our other established capital reserves, exceeds 30% of our capital. Net losses, if any, may be charged against the legal reserve account. The legal reserve account is not available for the payment of dividends. In 2006, the total amount of this reserve was used to offset accumulated losses.

     Statutory reserve account. Our bylaws provide that our shareholders may allocate up to 10% of our net income (adjusted pursuant to the Brazilian Corporation Law) to a working capital backup reserve. This reserve, however, may not exceed 10% of our net book value. At December 31, 2006, we had no working capital backup reserve.

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

     We are required to pay a non-cumulative preferred dividend on our preferred shares in an amount equal to 6% per year, over the value resulting from the division of subscribed capital by the total number of shares, or, alternatively, minimum non-cumulative dividends corresponding to 3% of the net asset value of each share. We must choose the alternative representing the higher value. In 2006, we paid holders of preferred shares R$3.4 million related to the minimum dividends for the year ended December 31, 2004. However, no payment was made to the holders of common shares, in view of the absence of profits for distribution as dividends from Amazônia Celular. The retention of dividends related to the year ended December 31, 2004 was approved by the shareholders at a meeting held on April 27, 2006.

     For purposes of the mandatory distribution requirement, we included in adjusted net income part of the unrealized income reserve transferred upon the breakup of Telebrás, which amounted to R$59.3 million (R$5.9 million as of December 31, 2006) and is included in distributable capital and other reserves in our shareholders’ equity. We decided to include the unrealized reserve in the calculation of the mandatory distribution requirements over a ten-year period, ending in 2007. We cannot assure you that the mandatory distribution of the unrealized income reserve will not result in substantial additional dividend requirements.

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

Interest on Shareholders’ Equity

     Law No. 9,249, dated December 26, 1995, as amended, provides for distribution of interest on net worth to shareholders as an alternative form of payment to shareholders. Such interest is limited to the daily pro rata variation of the TJLP, as determined by the Central Bank from time to time, and may not exceed the greater of:

  50% of net income (after the deduction of the provisions for social contribution on net profits, but before taking into account the provision for income tax and the interest on shareholders’ equity) for the period in respect of which the payment is made; or

  50% of the sum of retained profits and profit reserves as of the date of the beginning of the period in respect of which the payment is made.

     Payments of interest on shareholders’ equity may be treated as a deductible expense for corporate income tax and social contribution purposes, provided that some limits are observed. See “Item 10E. Taxation—Brazilian Tax Considerations—Distribution of Interest on Shareholders’ Equity.”

     The amount paid to shareholders as interest on shareholders’ equity, net of any withholding tax, may be included as part of any mandatory distributable amount. Under Brazilian law, we are obligated to distribute to shareholders an amount sufficient to ensure that the net amount received by them, after payment by us of applicable Brazilian withholding taxes in respect of the distribution of interest on shareholders equity, is at least equal to the mandatory distributable amount. When we distribute interest on shareholders’ equity, and that distribution is not accounted for as part of the mandatory distribution, Brazilian withholding tax will apply.

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

     Majority of Independent Directors

     The NYSE rules require that a majority of the board must consist of independent directors. Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company. Brazilian law does not have a similar requirement. Under Brazilian law, neither our board of directors nor our management is required to test the independence of directors before their election to the board. However, both Brazilian Corporate Law and the CVM have established rules that require directors to meet certain qualification requirements and that address the compensation and duties and responsibilities of, as well as the restrictions applicable to, a company’s executive officers and directors. Although our directors meet the qualification requirements of Brazilian Corporate Law and the CVM, we do not believe our directors would be considered independent under the NYSE test for director independence. Brazilian Corporate Law and our bylaws require that our directors be elected by our shareholders at a general shareholders meeting.

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

     On July 29, 2005, our board of directors decided that our fiscal council would also undertake the responsibilities of an audit committee, including, among others, making recommendations to the board of directors on appointment and retention of independent auditors, processing complaints regarding accounting and auditing, and engaging advisers. See Item 16D – Exemptions from the Listing Standards for Audit Committees.

     We have a permanent fiscal council that consists of three to five members. Beginning in April 2006, our fiscal council holds ordinary meetings on a quarterly basis and, extraordinarily, whenever necessary. The members of our fiscal council are all financially literate and one member has accounting expertise that qualifies him as audit committee financial expert.

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

C. Material Contracts

Personal Mobile Service Authorizations

     We obtained a mobile cellular concession from the Brazilian Ministry of Communications on November 4, 1997. On February 19, 2004, we signed an authorization contract with Anatel to migrate to the SMP regime, which will replace the SMC. We also acquired additional spectrum from Anatel on the 1,800 MHz and the 900 MHz frequency ranges. The terms of our authorization are described in “Item 4B. Information on the Company—Business Overview—Regulation of the Brazilian Telecommunications Industry.”

     In June 2005, Anatel granted us a license to provide Multimedia Communication Services (Serviço de Comunicação Multimídia), allowing us to provide this high speed data service throughout Brazil and increase our product portfolio.

Network Agreements

     Ericsson Telecomunicações S.A. and Ericsson Serviços de Telecomunicações Ltda.

     On March 31, 2005, Amazônia Celular S.A., Telemig Celular, Ericsson Telecomunicações S.A. and Ericsson Serviços de Telecomunicações Ltda. entered into an agreement to provide and implement the expansion of our GSM CORE network. Under the terms of this agreement, Ericsson will provide the equipment, material, software and services necessary for the expansion of our GSM CORE network. The total amount payable to Ericsson under the terms of the agreement is R$72.6 million, of which we will pay R$22.0 million, and Telemig Celular will pay R$50.6 million.

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

     Under Resolution 2,689 of the CMN, of January 26, 2000, foreign investors registered with the CVM may buy and sell Brazilian securities, including our preferred shares, on Brazilian stock exchanges without obtaining separate certificates of registration for each transaction. Registration is available to qualified foreign investors, which principally include foreign financial institutions, insurance companies, pension and investment funds, charitable foreign institutions and other institutions that meet certain minimum capital and other requirements. Resolution 2,689 also extends favorable tax treatment to registered investors. See “—Taxation—Brazilian Tax Considerations.”

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

     Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. We cannot assure you, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of preferred shares or ADSs. In some circumstances, due to internal provisions of each country, a tax in Brazil (see below “–Brazilian Tax Considerations–Distribution of Shareholders’ Equity”), can generate a tax credit for the holder. Prospective holders of preferred shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs in their particular circumstances including, the effect of any state, local or other tax laws including U.S. Federal estate, gift and alternative minimum taxes.

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

Distribution of Interest on Shareholders’ Equity

     Brazilian corporations may make payments to shareholders characterized as interest on the shareholders’ equity of the company as an alternative form of making dividend distributions. Amounts paid as interest on shareholders’ equity, net of applicable withholding tax, may be treated as payments in respect of the dividends we are obligated to distribute to our shareholders in accordance with our bylaws and the Brazilian Corporation Law. Distributions of interest on shareholders’ equity in respect of the preferred shares, including distributions to the depositary in respect of preferred shares underlying ADSs, may be converted into U.S. dollars and remitted outside of Brazil, subject to applicable exchange controls. The rate of interest is calculated on the company’s equity and it may not be higher than the federal government’s long-term interest rate as determined by the Central Bank from time to time. The deduction of the total amount distributed as interest on shareholders’ equity may not exceed the greater of:

  50% of net income (after the deduction of the provisions for social contribution on net profits but before taking into account the provision for income tax and the interest on shareholders’ equity) for the period in respect of which the payment is made, or

  50% of the sum of retained profits and profit reserves as of the date of the beginning of the period in respect of which the payment is made.

     Payments of interest on shareholders’ equity are decided by the shareholders on the basis of the recommendations of a company’s board of directors.

     Distributions of interest on shareholders’ equity paid to non-Brazilian holders of preferred shares, including payments to the depositary in respect of preferred shares underlying ADSs, are subject to Brazilian withholding tax at the rate of 15%, or 25%, if the non-Brazilian holder is a tax haven holder.

     We cannot assure you that our board of directors will not recommend that future distributions of profits should be made by means of interest on shareholders’ equity instead of by means of dividends.

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

Taxation of Distributions

     In general, distributions with respect to our preferred shares or ADSs (which likely would include distributions of notional interest charges attributed to shareholders’ equity, as described above under “–Brazilian Tax Considerations–Distribution of Interest on Shareholders’ Equity”) will constitute dividends for U.S. federal income tax purposes, to the extent made from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds the amount of our current and accumulated earnings and profits, the excess will be treated as a non-taxable return of capital to the extent of your tax basis in our preferred shares or ADSs, and thereafter as capital gain. As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.

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

     Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the ADSs will be subject to taxation at the current rate of 15% if the dividends represent “qualified dividend income.” Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). Under current guidance issued by the IRS, the ADSs should qualify as readily tradable on an established securities market in the United States so long as they are listed on the New York Stock Exchange. However, no assurances can be given that the ADSs will be or remain readily tradable under future guidance. Based on our audited financial statements, financial projections, relevant market and shareholder data, and current estimates regarding the value and nature of our assets, we do not believe that we were a PFIC for U.S. federal income tax purposes with respect to the current taxable year. However, because these determinations are based on the nature of our income and assets, and involve the application of complex tax rules, no assurances can be provided that we will not be considered a PFIC for the current, or any past or future tax year. See “–Passive Foreign Investment Company Rules” below.

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

     For foreign tax credit purposes, dividends paid with respect to our preferred shares or ADSs generally will be treated as income from sources outside the United States. The limitation on foreign taxes eligible for the credit is calculated separately with respect to specific classes of income. Subject to generally applicable limitations under U.S. federal income tax law, Brazilian withholding tax imposed on such dividends, if any, will be eligible for credit against your U.S. federal income tax liability (or at your election, all foreign income taxes paid may instead be deducted in computing your taxable income provided that you elect to deduct, rather than credit, all foreign income taxes paid during the taxable year). In general, special rules will apply to the calculation of foreign tax credits in respect of dividend income that is subject to preferential rates of U.S. federal income tax. You should be aware that the IRS has expressed concern that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. holders of ADSs. Accordingly, the discussion above regarding the creditability of Brazilian withholding tax on dividends could be affected by future actions that may be taken by the IRS. The rules with respect to foreign tax credits are complex and you should consult your own tax advisers regarding the availability of foreign tax credits in light of your particular circumstances.

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

     If the “mark-to-market” election is made, you, as the electing U.S. holder, generally would (i) include in gross income, entirely as ordinary income, an amount equal to the difference between the fair market value of the PFIC stock as of the close of such taxable year and its adjusted tax basis, and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the PFIC stock over its fair market value at the end of the taxable year, but only to the extent of the amount previously included in gross income as a result of the mark-to-market election. Any loss in excess of the amount previously included in gross income would generally be deductible as a capital loss.

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

F. Dividends and Paying Agents

     Not applicable.

G. Statement by Experts

     Not applicable.

H. Documents on Display

     We are subject to the information requirements of the Securities Exchange Act of 1934, as amended, pursuant to which we file reports and other information with the U.S. Securities and Exchange Commission. Reports and other information filed by us with the Commission may be inspected and copied at the public reference room at the Commission at 100 F Street, N.E., Washington, D.C. 20549, and at the Commission’s Regional Offices at 233 Broadway, New York, New York 10279 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511. You may obtain copies of this material by mail from the Public Reference Section of the Commission, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may also inspect these reports and other information at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005, on which our ADSs are listed. We also file financial statements and other periodic reports with the CVM.

     Copies of our annual report on Form 20-F and documents referred to in this annual report and our bylaws will be available for inspection upon request at our offices at Rua Levindo Lopes, 258, Funcionários, 30140-170, Belo Horizonte (MG) , Brazil.

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

Exchange Rate Risk

     We have exchange rate exposure with respect to the U.S. dollar. At December 31, 2006, all of our indebtedness (R$241.1 million) was indexed to the U.S. dollar. As of December 31, 2006, we had cross-currency interest rate swap agreements in effect for 62.1% of our total foreign currency indexed debt to mitigate foreign exchange risks. The potential additional costs to us that would result from a hypothetical 10% devaluation of the real as compared to the U.S. dollar would be approximately R$4.9 million. This calculation considers the hedge effect.

     Significant costs relating to our network infrastructure and handsets are linked to payment in U.S. dollars. However, other than revenues derived from cross-curency interest rate swap agreementes, all of our revenues are generated in reais. If the value of the real decreases relative to the U.S. dollar, our debt becomes more expensive to service. Such decreases also make it more costly for us to pay for the U.S. dollar-denominated technology and goods that are necessary to operate our business, and we may be unable to pass the increased costs to our customers.

Interest Rate Risk

     At December 31, 2006, we had R$50.8 million in loans and financing outstanding and bearing interest at floating rates. We invest our excess cash (which was R$51.4 million at December 31, 2006) mainly in short-term instruments. At December 31, 2006, we had swap instruments in place with updated notional amounts of R$ 192.0 million to manage our interest rate risk. The potential loss in earnings to us over one year that would result from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rates applicable to financial assets and liabilities on December 31, 2006 would be approximately R$1.9 million.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Currently we are not in default under any of our obligations nor are any payment of dividends in arrears. On December 31, 2006, Amazônia Celular was in breach of the financial covenants set forth in the indenture related to the 8.75% unsecured senior notes due 2009 issued by Telemig Celular and Amazônia Celular in 2004. On April 16, 2007, management of Telemig Celular and Amazônia Celular obtained waivers by the requisite amount of holders of the notes, thereby curing any event of default. In addition, the financial covenants were amended on terms more favorable to us. As such, we did not breach the financial covenants as of March 31, 2007 and we do not expect to breach these covenants on the following quartes of 2007. For more information, see “Item 5B. Liquidity and Capital Resources—Indebtedness.

     On December 31 2006, we were also in breach of the financial ratios contained in the credit agreements with Unibanco. As of December 31, 2006, the Unibanco credit agreements only characterized a technical default to have occured once two consecutive quarterly breaches were in place, followed by an automatic 90-day curing period. We were also in breach of the financial ratios on March 31, 2007.

     On June 28, 2007, management of the Company obtained a waiver in connection with these breaches, thereby curing the effects of an event of default. The Company is exempted from complying with the financial covenants for the three months ended June 30, 2007 and September 30, 2007. After that, as the Unibanco credit agreement only characterizes a technical default after two consecutive quarterly breaches followed by an automatic 90-day curing period, as mentioned above, the debt cannot be accelerated to a period before the original maturity date (April 2008). Therefore, in these financial statements, the debt is presented as non-current liabilities in accordance with the original terms of the credit agreement.

     On June 28, 2007, at the option of Amazônia Celular, the financing agreements entered into with Unibanco/NIB and Unibanco/Nordea, in the amount of R$34.2 million and R$16.6 million, respectively, were fully repaid in advance.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable.

ITEM 15. DISCLOSURE CONTROLS AND PROCEDURES

     Management with the participation of our chief executive officer and chief financial officer, after evaluating, the effectiveness of the design and operation of our disclosure controls and procedures (as defined in the Securities Exchange Act of 1934 under Rules 13a-15(e)) as of December 31, 2006, the end of the period covered by this report, have concluded that, as of such date, our disclosure controls and procedures were adequate and effective to ensure information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and is collected and communicated to management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosures.

Management’s Report on Internal Control over Financial Reporting

     Our management is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is designed to provide reasonable assurance to our management and board of directors regarding the preparation and fair presentation of published financial statements.

     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

     Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2006. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on this assessment, management has concluded that, as of December 31, 2006, our internal control over financial reporting is effective based on those criteria.

     Management’s assessment of the effectiveness of internal controls over financial reporting as of December 31, 2006 has been audited by Deloitte Touche Tohmatsu Auditores Independentes, the independent registered public accounting firm who also audited our consolidated financial statements. Deloitte Touche Tohmatsu Auditores Independentes, as our independent registered public accounting firm, has issued an auditor’s report on our assessment of and the effectiveness of internal control over financial reporting as of December 31, 2006.

Attestation Report of Independent Registered Public Accounting Firm

     The auditors report on our assessment of and the effectiveness of internal control over financial reporting as of December 31, 2006, issued by our independent auditors, Deloitte Touche Tohmatsu Auditores Independentes, an independent registered public accounting firm, is presented on page F-6.

Changes in Internal Controls

     There were no changes in our Company’s internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our Company’s internal control over financial reporting.

ITEM 16.

A. Audit Committee Financial Expert

     We have determined that José Arthur Escodro, member of our fiscal council is the “audit committee financial expert” as defined by the United States Securities and Exchange Commission.

B. Code of Ethics

     Our board of directors has adopted a code of ethics applicable to our directors, officers and employees, including our principal executive officer, principal financial officer and controller, providing a whistleblower protection for those who report violations to the code terms. There were no waivers of compliance with our code of ethics in 2006.

C. Principal Accountants Fees and Services

     The following table sets forth by category of service the total fees for services performed by Deloitte Touche Tohamatsu Auditores Independentes and PricewaterhouseCoopers Auditores Independentes during the fiscal years ended December 31, 2006 and December 31, 2005, respectively:

	2006	2005

	(in thousands of reais)
Audit Fees	518	337
Audit-Related Fees	–	–
Tax Fees	–	–
All Other Fees	–	–
Total	518	337

Audit Fees

     Audit fees in 2006 and 2005 consisted of the aggregate fees, including expenses, billed by Deloitte Touche Tohmatsu Auditores Independentes and PricewaterhouseCoopers Auditores Independentes, respectively, in connection with the audit of our annual financial statements prepared under U.S. GAAP and included in our annual report on Form 20-F, and in connection with the audit of our annual statutory financial statements prepared under Brazilian GAAP and reviews of our quarterly financial information filed with the CVM. Audit fees in 2006 also include fees related to the audit of the management assessment and the effectiveness of the Company's internal control over financial reporting by Deloitte Touche Tohmatsu Auditores Independentes. Out of the R$518 thousand audit fees in 2006, R$39 thousand were paid to PricewaterhouseCoopers Auditores Independentes in connection with the review of first quarter of 2006 financial information filed with the CVM.

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

ITEM 18. FINANCIAL STATEMENTS

Tele Norte Celular Participações S.A.

ITEM 19. EXHIBITS

1.	Bylaws in English of Tele Norte Celular Participações S.A	*

2(a).	Amended and Restated Deposit Agreement dated as of December 3, 2002 among Tele Norte
	Celular Participações S.A., The Bank of New York, as depositary, and owners and beneficial
	owners of American Depositary Receipts	(6)

4(a).	Letters of Authorization for Operation of Personal Communications Systems Services
	between Brazil’s National Telecommunications Agency—Anatel and Amazônia Celular S.A.
	(for states of Amazonas, Roraima, Amapá, Maranhão and Pará)	(3)

4(b)	Terms of Concession of Authorization for the Use of Radio Frequency Blocks between Anatel
	and Amazônia Celular S.A. (for states of Amazonas, Roraima, Amapá, Maranhão and Pará)	(3)

4(c).	Cellular System Agreement dated September 27, 1998 between Tele Norte Celular
	Participações S.A., and Ericsson Telecomunicações S.A

4(d).	US$50 million Credit Agreement dated October 20, 2000 among Telepará Celular S.A.,
	Telamazon Celular S.A., Telma Celular S.A., Teleamapá Celular S.A., Telaima Celular S.A.,
	Tele Norte Celular Participações S.A., Banco Citibank S.A. and others	(1)

4(e).	Service Agreement in English dated as of June 30, 2001 by and among LHS do Brasil Ltda.,
	Telemig Celular S.A. and Amazônia Celular S.A. – Pará	(2)

4(f).	Agreement for Supply and Rendering of Services dated July 1, 2004 among Amazônia Celular
	S.A., Telemig Celular S.A., Ericsson Telecomunicações S.A., and Ericsson Serviços de
	Telecomunicações Ltda. (English translation)	(4)

4(g).	Agreement for Supply and Rendering of Services dated March 31, 2005 among Amazônia
	Celular S.A., Telemig Celular S.A., Ericsson Telecomunicações S.A., and Ericsson Serviços
	de Telecomunicações Ltda. (English translation)	(5)

4(h).	Agreement for Supply and Rendering of Services dated September 19, 2006 among Amazônia
	Celular S.A., Ericsson Telecomunicações S.A., and Ericsson Serviços de Telecomunicações
	Ltda. (English translation)	(5)

4(i).	Agreement for Supply and Rendering of Services dated September 19, 2006 among Amazônia
	Celular S.A., Ericsson Telecomunicações S.A., Ericsson Serviços de Telecomunicações Ltda.
	and Ericsson Gestão e Serviços de Telecomunicações Ltda. (English translation)	(5)

4(j).	First Supplemental Indenture dated April 16, 2007 among Amazônia Celular S.A., Telemig
	Celular S.A. and The Bank of New York, as Trustee	(5)

6.	Computation of earnings per share (See Note 16 to the consolidated financial statements).

8.	List of subsidiaries (See “Item 4C. Information on the Company–Organizational Structure”).

11.	Code of Ethics	(3)

12.1	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	*

12.2	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	*

13.1	Chief Executive Officer Certification pursuant to 18 U.S.C.
	Section 1350 as Enacted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	*

13.2	Chief Financial Officer Certification pursuant to 18 U.S.C.
	Section 1350 as Enacted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	*
________________________________________

(1)	Previously filed in our Annual Report on Form 20-F for the year ended December 31, 2000, filed with the
Commission on June 29, 2001.

(2)	Previously filed in our Annual Report on Form 20-F for the year ended December 31, 2001, filed with the
Commission on July 12, 2002.

(3)	Previously filed in our Annual Report on Form 20-F for the year ended December 31, 2003, filed with the
Commission on June 30, 2004.

(4)	Previously filed in our Annual Report on Form 20-F for the year ended December 31, 2004, filed with the
Commission on June 30, 2005.

(5)	Previously filed in our Annual Report on Form 20-F for the year ended December 31, 2005, filed with the
Commission on April 30, 2007.

(6)	Previously filed in Post- Effective Amendment No. 1 to Registration Statement on Form F-6 (333-9554) on
November 26, 2002.

*	Filed herewith

GLOSSARY OF TELECOMMUNICATIONS TERMS

AMPS (Advanced Mobile Phone	The analogue mobile phone technology used in North and South Americas and
System):	in approximately 35 countries. Analogue technology represents information by a continuously variable physical quantity such as voltage. AMPS operates in the
800 MHz band using FDMA (Frequency Division Multiple Access) technology, a transmission technique where the assigned frequency band for a network is divided into sub-bands that are allocated to a subscriber for the duration of their calls.

base station:	A radio transmitter/receiver that maintains communications with the cellular telephones within a given cell. Each base station is interconnected with one
MSO (Mobile Switch Office).

CDMA (Code Division Multiple	Also known as spread spectrum, CDMA cellular systems use a single frequency
Access):	band for all traffic, differentiating individual transmissions by assigning them unique codes before the transmission. There are a number of CDMA variations.

CDMA ONE:	The first commercial CDMA cellular system, deployed in North America and
Korea and also known as IS-95.

CDMA 2000:	A member of the IMT 2000 family, compatible with CDMA ONE.

cell:	The area covered by a cellular base station. A cell site may allocate its antennas to service several cells from one location.

cellular service:	A mobile telecommunications service provided by means of a network of interconnected base stations, each of which covers one small geographic cell within the total cellular telecommunications system service area.

channel:	One of a number of discrete frequency ranges utilized by base stations and cellular phones.

digital:	A method for representing information as numbers with discrete values; usually expressed as a sequence of bits.

exchange:	See switch.

GSM (Global System for Mobile):	Global system for mobile communications, the second-generation digital
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

switch:	A device that opens or closes circuits or selects the paths or circuits to be used for transmission of information. Switching is the process of interconnecting circuits to form a transmission path between users. Switches may also record information for billing and control purposes.

TDMA (Time Division Multiple	A technique for multiplexing multiple users onto a single channel on a single
Access):	carrier by splitting the carrier into time slots and allocating these on an as-needed basis.

UMTS:	Third-generation wireless telecommunications system designed by ETSI
(European Telecommunications Standard Institute) in accordance with ITU’s
(International Telecommunication Union) standard. It is viewed as the most likely upgrade of GSM systems.

value-added services:	Value-added services provide additional functionality to the basic transmission
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

Dated: July 05, 2007.

Tele Norte Celular
Participações S.A.
Consolidated Financial Statements at
December 31, 2006 and 2005, and for
each of the Three Years in the period
ended December 31, 2006

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934. The Company’s Internal control over financial reporting is designed to provide reasonable assurance to management and board of directors regarding the preparation and fair presentation of published financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2006. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework. Based on this assessment, management has concluded that, as of December 31, 2006, our internal control over financial reporting is effective based on those criteria.

Management’s assessment of the effectiveness of internal controls over financial reporting as of December 31, 2006 has been audited by Deloitte Touche Tohmatsu Auditores Independentes, the independent registered public accounting firm who also audited our consolidated financial statements. Deloitte Touche Tohmatsu Auditores Independentes, as our independent registered public accounting firm, has issued an auditor’s report on our assessment

/s/ Oscar Thompson
Chief Executive Officer and Responsible of
Investor Relations, accumulating the function of Chief
Financial Officer

July 2 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Management of
Tele Norte Celular Participações S.A.
Belo Horizonte – MG – Brazil

We have audited the accompanying consolidated balance sheet of Tele Norte Celular Participações S.A. (a Brazilian corporation) and subsidiary (the “Company”) as of December 31, 2006, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Tele Norte Celular Participações S.A. and subsidiary as of December 31, 2006, the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 3 and 19 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)”, effective December 31, 2006. As discussed in Notes 3 and 24 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 123 (R), “Share-Based Payment”, effective January 1, 2006.

As discussed in Note 16 to the consolidated financial statements, during the year ended December 31, 2006, the Company changed its accounting policy for calculating earnings per share and has retroactively revised the amounts previously reported for 2005 and 2004.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 2, 2007, expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu Auditores Independentes

Belo Horizonte, Brazil
July 2, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Tele Norte Celular Participações S.A.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Tele Norte Celular Participações S.A. and its subsidiary at December 31, 2005, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 16 to the consolidated financial statements, the Company changed the manner in which it accounts for earnings per share and revised the amounts for 2005 and 2004.

/s/ PricewaterhouseCoopers Auditores Independentes

Brasília, Brazil
March 30, 2007, except for Note 16, as to which the date is July 2, 2007.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Management of
Tele Norte Celular Participações S.A.
Belo Horizonte – MG – Brazil

We have audited management's assessment, included in the accompanying Management’s annual report on internal control over financial reporting, that Tele Norte Celular Participações S.A. and subsidiary (the "Company") maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Tele Norte Celular Participações S.A. and subsidiary (the “Company”) as of December 31, 2006, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the year then ended and our report dated July 2, 2007 expressed an unqualified opinion on those financial statements and included explanatory paragraphs regarding the Company’s adoption of new accounting standards and a change in accounting principle.

/s/ Deloitte Touche Tohmatsu Auditores Independentes

Belo Horizonte, Brazil
July 2, 2007

Tele Norte Celular Participações S.A.

Consolidated Balance Sheets
Expressed in thousands of Brazilian reais, unless otherwise stated

	December 31,

	2006	2005

ASSETS
Current assets
Cash and cash equivalents	22,674	15,234
Temporary cash investments (Note 4)	28,726	50,418
Accounts receivable (includes R$1,571 (2005 – R$1,413) receivable from related parties), net of
allowance for doubtful accounts of R$42,494 (2005 - R$38,982) (Note 5)	104,899	88,761
Inventories (Note 6)	10,535	11,549
Cross-currency interest rate swap agreements (Note 22)	-	287
PIS and COFINS taxes recoverable (Note 7)	9,728	-
Temporary cash investments (restricted deposits) (Note 11)	-	7,491
Recoverable taxes	12,289	12,422
Other	5,086	2,369

	193,937	188,531

Non-current assets
Property and equipment, net (Note 8)	371,255	431,614
Pension plan surplus (Note 19)	13,524	3.343
Judicial deposits for legal proceedings (Note 14)	98,977	63,547
PIS and COFINS taxes recoverable (Note 7)	1,435	-
Other recoverable taxes	7,146	-
Other	2,931	20,998

	495,268	519,502

	689,205	708,033

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable (includes R$2,363 (2005 – R$1,984) payable to related parties) (Note 9)	132,000	117,103
Accrued liabilities (includes R$13,159 (2005 – R$5,187) payable to related parties)	25,587	20,213
Value-added and other taxes payable	6,577	7,236
Dividends payable	819	3,991
Short-term debt (Note 10)	61,622	42,482
Current portion of long-term debt (Note 11)	87,985	15,852
Cross-currency interest rate swap agreements (Note 22)	17,439	35,882
Authorization contracts payable (Note 12)	6,264	-
Other	5,634	4,856

	343,927	247,615

Non-current liabilities
Long-term debt (Note 11)	91,530	190,004
Cross-currency interest rate swap agreements (Note 22)	25,443	13,293
Provision for contingencies (Note 14)	152,178	69,406
Authorization contracts payable (Note 12)	10,491	14,617
Asset retirement obligations (Note 13)	3,741	2,866
Other	2,715	2,300

	286,098	292,486

Minority interest	15,538	42,434

Shareholders’ equity (Note 15)
Capital stock, 700,000,000 thousand shares authorized at December 31, 2006 and 2005
Preferred shares, no par value, 210,460,313 thousand shares issued and outstanding at
December 31, 2006 and 2005, respectively	53,293	53,293
Common shares, no par value, 124,623,842 thousand shares issued and outstanding at
December 31, 2006 and 2005, respectively	31,558	31,558
Additional paid-in capital	7,587	7,587
Capital reserves	149,601	149,601
Accumulated deficit	(203,897)	(116,541)
Accumulated other comprehensive income	5,500	-

	43,642	125,498

	689,205	708,033

The accompanying notes are an integral part of these financial statements.

Tele Norte Celular Participações S.A.

Consolidated Statements of Operations
Expressed in thousands of Brazilian reais, unless otherwise stated

	Years ended December 31,

	2006	2005	2004

Gross operating revenue
Services provided	634,673	552,707	629,628
Sales of handsets and accessories	74,006	59,466	82,190

	708,679	612,173	711,818

Sales deductions, taxes and returns
On services provided includes taxes of R$107,683 (2005 –
R$98,402; 2004 – R$120,288)	(281,852)	(149,157)	(175,761)
On sales of handsets and accessories, includes taxes of
R$17,388 (2005 – R$13,311, 2004 – R$19,662)	(22,768)	(17,449)	(23,701)

	(304,620)	(166,606)	(199,462)

Net operating revenue
Services provided	352,821	403,550	453,867
Sales of handsets and accessories	51,238	42,017	58,489

	404,059	445,567	512,356

Cost of services (exclusive of depreciation classified separately
below)	(152,336)	(118,390)	(161,878)
Cost of handsets and accessories	(59,515)	(56,085)	(86,421)
Selling, general and administrative expenses (exclusive of
depreciation classified separately below)	(127,546)	(125,523)	(115,896)
Cost sharing agreement – related party (Note 18)	(12,268)	(14,864)	(15,079)
Allowance for doubtful accounts (Note 5)	(16,325)	(13,313)	(20,517)
Depreciation	(113,665)	(109,911)	(95,835)
Other operating expense, net	(793)	(842)	(841)

Operating profit (loss)	(78,389)	6,639	15,889

Non-operating income (expenses)
Financial income (Note 23)	11,965	17,826	22,113
Financial expense (Note 23)	(74,643)	(83,413)	(60,182)
Foreign exchange gain (Note 23)	21,341	36,908	17,847

Loss before taxes and minority interest	(119,726)	(22,040)	(4,333)

Taxes on income (Note 17)	3,637	(4,165)	(94,749)

Loss before minority interest	(116,089)	(26,205)	(99,082)

Minority interest	28,733	6,156	12,583

Net loss	(87,356)	(20,049)	(86,499)

The accompanying notes are an integral part of these financial statements.

Tele Norte Celular Participações S.A.

Consolidated Statements of Operations
Expressed in thousands of Brazilian reais, unless otherwise stated	Continued

		Year ended December 31,

	2006	2005	2004

		As Restated	As Restated
Weighted-average number of shares outstanding
(thousands)
Basic
Preferred	210,460,313	210,460,313	210,460,313
Common	124,623,842	124,623,842	124,623,842
Diluted
Preferred	210,460,313	210,460,313	210,460,313
Common	124,623,842	124,623,842	124,623,842

Basic and diluted loss per thousand shares (in reais)
Preferred	-	-	-
Common	(0.70)	(0.16)	(0.69)

The accompanying notes are an integral part of these financial statements.

Tele Norte Celular Participações S.A.

Consolidated Statements of Changes in Shareholders’ Equity
Expressed in thousands of Brazilian reais, unless otherwise stated

	Capital stock

	Preferred shares	Common shares	Additional paid-in capital	Capital reserves	Accumulated deficit	Accumulated other comprehensive income	Total

Balance at December 31, 2003	53,293	31,558	7,587	149,601	(2,577)	-	239,462

Expired dividends (Note 15(c))	-	-	-	-	213	-	213
Loss for the year	-	-	-	-	(86,499)	-	(86,499)
Dividends paid and proposed	-	-	-	-	(4,363)	-	(4,363)

Balance at December 31, 2004	53,293	31,558	7,587	149,601	(93,226)	-	148,813

Loss for the year	-	-	-	-	(20,049)	-	(20,049)
Dividends paid and proposed	-	-	-	-	(3,266)	-	(3,266)

Balance at December 31, 2005	53,293	31,558	7,587	149,601	(116,541)	-	125,498

Loss for the year	-	-	-	-	(87,356)	-	(87,356)
Initial application of SFAS 158, net
of income taxes (Note 3 (m))	-	-	-	-	-	5,500	5,500

Balance at December 31, 2006	53,293	31,558	7,587	149,601	(203,897)	5,500	43,642

The accompanying notes are an integral part of these financial statements.

Tele Norte Celular Participações S.A.

Consolidated Statements of Cash Flows
Expressed in thousands of Brazilian reais, unless otherwise stated

		Years ended December 31,

	2006	2005	2004

Operating activities
Net loss	(87,356)	(20,049)	(86,499)
Adjustments to reconcile net loss to cash from
operating activities:
Depreciation	113,665	109,911	95,835
Losses on disposal of property and equipment, net	867	927	1,349
Deferred income taxes	(40,201)	(12,035)	(575)
Changes in income tax valuation allowance	36,420	12,035	95,179
Minority interest	(28,733)	(6,156)	(12,583)
Unrealized foreign exchange gain and indexation charges
on debt, net	(20,974)	(36,137)	(16,531)
Unrealized losses on cross-currency interest swaps	29,933	36,166	25,177
Unrealized gains on temporary cash investments	(2,424)	(6,445)	(4,047)
Provision for contingencies, net of judicial deposits	48,063	(2,731)	3,119
PIS and COFINS recoverable	(10,409)	-	-
Changes in operating assets and liabilities:
Temporary cash investments	24,116	52,194	(92,758)
Trade receivables	(16,138)	2,299	4,355
Accounts payable and accrued liabilities	(8,194)	(86,984)	46,520
Value-added and other taxes payable	(659)	(5,692)	3,144
Other	(25,803)	(2,939)	(30,510)

Cash provided by operating activities	12,173	34,364	31,175

Investing activities
Temporary cash investments (restricted deposits)	7,491	-	-
Additions to property and equipment	(25,297)	(19,923)	(77,077)
Cash proceeds from disposals of property and equipment	2,472	-	218

Cash used in investing activities	(15,334)	(19,923)	(76,859)

Financing activities
Proceeds from issuances of short-term debt	104,251	38,503	14,514
Proceeds from issuances of long-term debt	6,000	70,374	200,160
Payment of short-term debt	(81,841)	(6,774)	(30,339)
Payment of long-term debt	(14,637)	(103,502)	(135,982)
Dividends paid	(3,172)	(357)	(6,621)

Cash provided by (used in) financing activities	10,601	(1,756)	41,732

Increase (decrease) in cash and cash equivalents for the year	7,440	12,685	(3,952)

Cash and cash equivalents, beginning of the year	15,234	2,549	6,501

Cash and cash equivalents, end of the year	22,674	15,234	2,549

Supplemental cash flow information
Taxes on income paid	-	3,212	3,325
Interest paid	23,026	20,309	20,145

Disclosure of non-cash investing activities
Accounts payable for property and equipment	25,984	52,528	78,974

The accompanying notes are an integral part of these financial statements.

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

1 Background and Description of Business

Tele Norte Celular Participações S.A. (the “Company”) is a publicly held company listed on the Brazilian and New York stock exchanges and the parent company of Amazônia Celular S.A., a Brazilian listed company, in which it holds 89.78% of its subsidiary’s voting capital and 74.96% of its total capital stock on December 31, 2006 and 2005.

The Company is part of a group of companies controlled by Telpart Participações S.A. (“Telpart”), a consortium comprised of: (i) Newtel Participações S.A., which owns 51.07% of Telpart, and is controlled indirectly by investment and mutual funds, and several Brazilian pension funds; (ii) TPSA do Brasil Ltda. (“TPSA do Brasil”), which owns 48.90% of Telpart, and is controlled indirectly by investment and mutual funds; and (iii) others, who own 0.03% of Telpart.

Telpart also owns a controlling interest in the Company’s affiliate, Telemig Celular Participações S.A., the controlling shareholder of Telemig Celular S.A., which is the A Band cellular service provider in the state of Minas Gerais.

Amazônia Celular S.A. (the “Operating Subsidiary”) is mainly engaged in providing cellular mobile services and any supplementary activities required to perform such services, in conformity with the authorizations granted in the states of Amazonas, Roraima, Amapá, Pará and Maranhão under the terms of concessions granted by the Brazilian Federal Government on October 23, 1997. Through its predecessors Telamazon, Telaima, Teleamapá, Telepará and Telma, the Operating Subsidiary has provided cellular telecommunications services in the states of Amazonas, Roraima, Amapá, Pará and Maranhão since April 1994.

The services offered and the tariffs charged by the Operating Subsidiary are regulated by the National Telecommunications Agency (ANATEL), the regulatory authority for the Brazilian telecommunications industry, according to the General Law of Telecommunications and pertinent regulations.

In 2002, ANATEL promoted modifications to the December 2000 Personal Mobile Service Contract (SMP - Serviço Móvel Pessoal), encouraging companies operating under the Cellular Mobile Service Contract (SMC - Serviço Móvel Celular) to migrate to the SMP regime. SMP is an authorization contract and it replaces the SMC (concession) contract. New rules are applicable to companies that migrate to the SMP regime, including changes on long-distance traffic billing and free negotiation between telecommunication service providers on network usage remuneration.

The Operating Subsidiary and ANATEL entered into an Authorization Instrument for the migration to the SMP, which became effective March 1, 2004. The SMP authorization granted to the Operating Subsidiary is effective for an undetermined term. The radio frequency authorization which expires in 2009 is effective for the previously granted remaining period of the concession and may be renewed for an additional 15-year period, with extensions being remunerated.

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

From August 2004, new rules governing the collection of interconnection fees became effective. Under the new rules, interconnection fees for local wireless traffic were due only if the traffic balances between any two companies operating in the same area were either less than 45% or in excess of 55% ("bill & keep” regime).

On July 13, 2006, ANATEL released Resolution No. 438, which approved the "Regulation on Remuneration for Network Usage of Personal Mobile Service Providers (SMP)". Amongst other amendments, Resolution No. 438 sets forth new rules for concession, pass-through and disclosure of discounts granted over the Value of Usage of SMP Network (VU-M) and established the end of the “bill & keep” regime mentioned above. Therefore, beginning on July 14, 2006, the new regulation on SMP network usage fees issued by ANATEL established that interconnection payments between SMP operators for traffic in the same registration area should occur for the full amount of traffic between operators ("full billing” regime).

The creation of the “full billing” regime has resulted in an increase of interconnection costs and revenues in 2006.

On August 16, 2006, the Company filed with ANATEL an application to extend the right of use of radio frequencies, associated with the instrument of authorization for personal mobile service. According to the regulations, the extension is automatically granted.

Results from Operating Subsidiary

The Operating Subsidiary has incurred operating losses and presents working capital deficient at December 31, 2006. Management has implemented several actions with the purpose of improving liquidity, operating efficiency, reducing costs and expenses and maximizing the return of its investments in fixed assets. The results of these actions have made possible the obtaining of new financing from financial institutions and the extension of maturity dates of its loans.

In March 2007, the Operating Subsidiary entered into a new credit agreement with ABN AMRO Bank in the amount of US$48.6 million.

In February 2007, the Customer Service Centers of the Operating Subsidiary and Telemig Celular S.A. were integrated and have since then been operating solely in Belo Horizonte (head office of Telemig Celular). This measure is in line with the national market trend shown by carriers to concentrate their customer service in large Service Centers, thus enabling standardization and economies of scale. As a result of this integration, the Operating Subsidiary reduced its staff by approximately 370 employees.

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

In April 2007, the Operating Subsidiary launched a new portfolio of postpaid plans. Management believes that the new portfolio will increase the competitiveness of the Company in its region.

Management believes that the cash flow generated from its operations, jointly with new financing obtained from financial institutions and existing cash on hand, will enable the Operating Subsidiary to comply with its financial and operating commitments through 2007.

2 Presentation of the Financial Statements

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and rules and regulations of the US Securities and Exchange Commission.

The Company has also prepared and issued consolidated financial statements in accordance with accounting practices adopted in Brazil, Brazilian Corporate Law and rules and regulations of the Brazilian Securities Commission (“CVM”) (“Brazilian GAAP”), not included herewith.

The Brazilian GAAP distributable reserves are the basis out of which dividends are payable.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used for, but not limited to: selection of useful lives of the property, plant and equipment, provisions necessary for contingent liabilities, determination of provisions for income tax, allowance for doubtful accounts and other similar items. Actual results may vary from those estimated.

3 Summary of Significant Accounting Policies

(a) Consolidation

The consolidated financial statements include the accounts of the parent company Tele Norte Celular Participações S.A. and of the Operating Subsidiary Amazônia Celular S.A..

All intercompany transactions and balances are eliminated in consolidation. The main consolidation procedures include:

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

  Elimination of asset and liability accounts among the consolidated companies;
  Elimination of the capital, reserves and retained earnings of the Operating Subsidiary;
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

(c) Temporary cash investments

Securities that are bought and held primarily for the purpose of resale in the near term are classified as temporary cash investments assets and are stated at fair value.

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

Realized and unrealized gains and losses are recognized to financial income/expenses.

(d) Accounts receivable, net of allowance for doubtful accounts

Accounts receivable are mainly represented by services and products billed to customers, for services provided up to the balance sheet date but not yet billed, and by amounts arising from the use of the Operating Subsidiary’s network, by subscribers of other telecommunications carriers.

Allowances are provided, when necessary, in an amount considered by management to be sufficient to meet expected losses.

(e) Inventories

Inventories mainly comprise mobile telephone handsets and are stated at the average acquisition cost, net of allowances for market value adjustment for handsets and accessories or in the event acquisition costs are higher than realizable values.

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

(f) Property and equipment

Property and equipment are stated at acquisition and/or construction cost less accumulated depreciation. Depreciation is provided using the straight-line method based on the estimated useful lives of the underlying assets as follows:

Years

Buildings	20
Network equipment	5 to 8
Software	5
Mobile service authorization	10
Other	5 to10

Interest accrued on loans and financing is capitalized as part of property and equipment through the date the asset is placed in service, and to the extent that loans and financing do not exceed construction-in-progress.

The Operating Subsidiary reviews property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

As the wireless telecommunications industry is rapidly evolving it is reasonably possible that property and equipment could become impaired as a result of technological or other industry changes. For assets the Operating Subsidiary intends to hold for use, if the total of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and the carrying value of the assets. For assets the Operating Subsidiary intends to dispose of, a loss is recognized for the amount that the estimated fair value, less costs to sell, is less than the carrying value of the assets. The Operating Subsidiary uses the discounted cash flow method to estimate the fair value of long-lived assets. No impairment indicators were noted by the Company in 2006 and 2005.

(g) Income taxes

Income taxes in Brazil comprise Federal income tax and social contribution taxes, as recorded in the Company's and Operating Subsidiary’s statutory accounting records. There is no state or local income taxes in Brazil. The Company and the Operating Subsidiary have applied FASB Statement of Financial Accounting Standard - SFAS No 109, "Accounting for Income Taxes", for all years presented. The effect of adjustments made to reflect the requirements of US GAAP, as well as differences between the reporting basis of assets and the amounts included in the tax records, are recognized as temporary differences for the purpose of recording deferred income taxes. Net operating loss carryforwards are recognized as deferred tax assets as losses are incurred to the extent that realization is considered to be more likely than not. A valuation allowance was recorded in the years ended December 31, 2006 and 2005, pursuant to the guidance provided by SFAS No. 109, in view of the cumulative losses in recent years and taking into account the weight of evidence for the foreseeable near future (Note 17(d)).

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

(h) Provision for contingencies

The Operating Subsidiary is party to a number of legal proceedings in the normal course of its business. Based on the opinion of its legal advisors, management records provisions for contingencies when it considers a loss to be probable and estimatable.

(i) Foreign currency transactions

Transactions in foreign currency are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are translated using the exchange rate at the balance sheet date. Exchange differences are recognized in the statement of operations as they occur.

(j) Swaps

The Operating Subsidiary recognizes its cross-currency and interest rate swap agreements on the balance sheet at fair value, with changes in fair value recorded through income.

(k) Revenue recognition

Revenues from services and sales of handsets and accessories equipment are recognized when the service is provided or when the equipment is sold and delivered in accordance with SEC Staff Accounting Bulletin, or SAB, No. 104, Revenue Recognition, and Emerging Issues Task Force, or EITF, Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. Revenues from cellular telephone services consist of monthly subscription charges, usage charges, network usage charges, long distance charges and charges for maintenance and other customer services. Unbilled revenues from the billing date to the month-end are measured and recognized as revenue during the month in which the service was provided.

The service agreements signed by customers in connection with sales of subsidized handsets are considered to be revenue arrangements with multiple deliverables. Total consideration received in these arrangements is allocated and measured using units of accounting within the arrangement (i.e., service and handset contracts) based on relative fair values. The Company does not charge activation fee in connection with its service agreements.

Revenues from the sales of prepaid cards are recognized according to the service used for each card or when such credits contractually expire. The Company’s Plano Controle rate plans also include a feature whereby unused credits do not expire each month but rather are available for future use. The Company defers revenue based on unused credits in prepaid cards and in the Plano Controle rate plan. Unused credits are controlled and measured by systems. The balance of the deferral as of December 31, 2006 and 2005 was R$4,554 and R$4,457 respectively, and has been included as “Other” under current liabilities in the consolidated balance sheets.

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

(l) Employees’ profit sharing

The Company and its Operating Subsidiary record employee profit sharing personnel expenses based on the achievement of performance goals established for the year, which is subject to the approval of the Shareholders’ Meeting.

(m) Pension and other post-retirement benefits

The Operating Subsidiary participates in (i) a multi-employer pension plan that covers employees who retired prior to January 30, 2000 and (ii) multiple employer pension plans that cover its active employees and employees who retired after 2000. The Operating Subsidiary also participates in a multi-employer post-retirement benefit plan for all of its employees.

Until December 31, 2005, the Operating Subsidiary accounted for such benefit costs in accordance with SFAS No. 87, “Employers Accounting for Pensions” (Note 19). Accounting for defined benefit plans requires the use of an actuarial method for determining defined benefit pension costs and provides for the deferral of actuarial gains and losses (in excess of a specific corridor) that result from changes in assumptions or actual results that may differ from that which was previously assumed.

On December 31, 2006, the Operating Subsidiary adopted SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132R (‘‘SFAS 158’’). This statement requires an employer to recognize the over or under-funded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income. The net effect of the adoption of SFAS No. 158 on other comprehensive income was R$5,500, net of taxes, on December 31, 2006.

For defined contribution plans, the Operating Subsidiary recognizes as an expense in the statement of operations, the contributions accrued in favor of the beneficiaries of the plans during the relevant periods.

(n) Advertising costs

Advertising costs are expensed as incurred and included in selling, general and administrative expenses. Such costs amounted to R$10,418, R$9,245 and R$16,999 for the years ended December 31, 2006, 2005 and 2004, respectively.

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

(o) Stock- based compensation plan

The Company grants stock options for a fixed number of shares to employees.

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 123(R), Share-Based Payment. SFAS 123(R) amended SFAS 123, Accounting for Stock-Based Compensation and superseded Accounting Principles Board Opinion (“APB”) No. 25, Accounting for Stock Issued to Employees. In March 2005, the SEC issued Staff Accounting Bulletin (“SAB”) No. 107 to provide guidance on the valuation of share-based payments for public companies. SFAS 123(R) requires companies to recognize all share-based payments, which include stock options and restricted stock, in compensation expense over the service period of the share-based payment award.

SFAS 123(R) establishes fair value as the measurement method in accounting for share-based payment transactions with employees.

The Company adopted SFAS 123(R) effective January 1, 2006 using the modified prospective method in which compensation cost is recognized over the service period for all awards granted subsequent to the Company’s adoption of SFAS 123(R) as well as for the unvested portions of awards outstanding as of the Company’s adoption of SFAS 123(R). In accordance with the modified prospective method, results for prior periods have not been restated.

As required under this statement, costs resulting from all stock-based compensation transactions are recognized in the financial statements. The amount of compensation cost recorded is measured based on the grant-date fair value of the equity or the liability instruments issued. In addition, liabilities awards are remeasured each reporting period. Compensation cost is recognized over the period that an employee provides services in exchange for the award.

Prior to the adoption of SFAS 123(R), the Company accounted for stock option grants in accordance with APB Opinion No. 25 “Accounting for Stock Issued to Employees’ and related Interpretations.

Pro forma information regarding net income (loss) and earnings (loss) per share was required by SFAS No.123 “Accounting for Stock-Based Compensation” and had been determined as if the Company had accounted for its employee stock options under the fair value method.

The Company has primarily used the Black-Scholes option-pricing model to determine fair value of options issued. The following table presents the pro forma impact on losses and losses per share for the years ended December 31, 2005 and 2004 if the Company had applied the fair value recognition provisions of SFAS 123.

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

	2005	2004

	As restated	As restated

Net loss	(20,049)	(86,499)
Basic and diluted loss per thousand of shares (in reais)
Preferred (*)	-	-
Common (*)	(0.16)	(0.69)

Compensation expense under the fair value method (SFAS 123), net of taxes	(25)	(193)
Pro forma net loss	(20,074)	(86,692)

Pro forma basic and diluted loss per thousand of shares (in reais)
Preferred (*)	-	-
Common (*)	(0.16)	(0.69)

(*) As mentioned in Note 16, the Company changed its accounting policy for calculating earnings per share in 2006, and retrospectively applied the new policy to prior years.

For purposes of pro forma disclosures, the estimated fair value of the options was amortized to expense over the options’ expected life.

(p) Segment information

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

(q) Asset Retirement Obligation

In March 2005, the FASB issued FASB Interpretation N° 47, “Accounting for Conditional Asset Retirement Obligations”. This statement requires companies to recognize a liability for the fair value of a legal obligation to perform asset retirement obligations that are conditional on a future event if the amount can be reasonably estimated. This statement became effective on December 31, 2005.

The Operating Subsidiary performed an analysis for the retirement of its cellular mobile site structures, switches and equipment (ground towers, roof top sites, and co-location sites) under FIN 47 to determine whether the Operating Subsidiary had any asset retirement obligations. Although the timing of the performance of the asset retirement activity is conditional on removing the towers and equipment and disposing them, the Operating Subsidiary has the responsibility to remove the towers and equipment, dispose of the assets and return the sites as originally found in accordance with the lease agreements.

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

The Operating Subsidiary determined an average price for removing the towers and equipment. The calculation was performed based on the number of sites and considered (i) for GSM sites, a period through 2024 and (ii) for TDMA sites, a period through 2014. Since the Operating Subsidiary expects to assume the obligation for dismantling and removing the assets and restoring the site on which they are located, all sites were considered in the calculation. The Company adopted the FIN 47 in 2005. As of December 31, 2005 the cumulative effect of the adoption of FIN 47 in liability and in property and equipment amounted to R$2,866. The effect in the income statement was not significant. As of December 31, 2006, the updated liability for asset retirement obligations amounted to R$3,741 (Note 13). The accretion in the liability for asset retirement obligations and the depreciation of the related assets resulted in additional expenses of R$777 in 2006.

(r) New accounting pronouncements

  In June 2006, the EITF confirmed the consensus on EITF 06-03, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement”. EITF 06-03 provides that taxes imposed by a governmental authority on a revenue-producing transaction between a seller and a customer should be shown in the income statement on either a gross or a net basis, based on the seller’s accounting policy, which should be disclosed pursuant to Accounting Principles Board Opinion (“APBO”) No. 22, “Disclosure of Accounting Policies”. Amounts that are allowed to be charged to customers as an offset to taxes owed by a company are not considered taxes collected and remitted. If such taxes are significant and are presented on a gross basis, the amounts of those taxes should be disclosed. EITF 06-03 will be effective for interim and annual reporting periods beginning after December 15, 2006. The Company decided to maintain the presentation of these taxes on a net basis, with related impacts recorded on “Gross operating revenue” and “Sales deductions, taxes and returns” on consolidated statements of operations.

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

  In July 2006, FASB issued FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes--an Interpretation of FASB Statement No. 109" which clarifies the accounting for and disclosure of uncertain tax positions. This guidance seeks to reduce the diversity in practice associated with certain aspects of the recognition and measurement related to tax positions with uncertainty. FIN 48 requires that a tax position taken or expected to be taken in a tax return be recognized in the financial statements when it is more likely than not (i.e., a likelihood of more than fifty percent) that the position would be sustained upon examination by tax authorities. A recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. The Company will adopt the provisions of FIN 48 effective January 1, 2007. Based on Management’s current assessment, the adoption of these standards will not have a material impact on the Company’s consolidated financial statements. Management’s assessment of FIN 48 is subject to revision as it completes its analysis.

  In September 2006, FASB issued SFAS No. 157, “Fair Value Measurements”. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurement. SFAS No. 157 does not require any new fair value measurements and the Company does not expect the application of this standard to change its current practice. SFAS No. 157 requires prospective application for fiscal years ending after November 15, 2007. The Company will apply the requirements of SFAS No. 157 as transactions occur.

  In September 2006, FASB issued SFAS No. 158, “Employers’ Accounting for Defined- benefit Pension and Other Post-retirement Plans”, an amendment of FASB Statements No. 87, No. 88, No. 106 and No. 132 (R). SFAS No. 158 requires an employer that is a business entity and sponsors one or more single-employer defined benefit plans to: (i) recognize the funded status of a benefit plan in its statement of financial position; (ii) recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to SFAS No. 87, “Employers’ Accounting for Pensions”, or No. 106, “Employers’ Accounting for Post--retirement Benefits Other Than Pensions”; (iii) measure defined-benefit plan assets and obligations as of the date of the employers’ fiscal year-end statement of financial position; and (iv) disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition net asset or obligation. The Company adopted SFAS No. 158 requirements and related disclosure provisions as of December 31, 2006, which impact was as a gain of R$5,500, net of income taxes, recorded directly in accumulated other comprehensive income on December 31, 2006.

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

  In February 2007, FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”, a standard that provides companies with an option to report selected financial assets and liabilities at fair value. The Standard requires companies to provide additional information that shows the effect of the Company’s choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which the Company has chosen to use fair value on the face of the balance sheet. The new Statement does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in FASB Statements No. 157, “Fair Value Measurements”, and No.
  107, “Disclosures about Fair Value of Financial Instruments”. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. The Company will assess the impact SFAS No. 159 will have on its consolidated financial statements during 2007.

4 Temporary Cash Investments

On December 31, 2006 and 2005, temporary cash investments were mainly represented by interests hold by the Company and its Operating Subsidiary, together with the affiliated companies, Telemig Celular Participações S.A. and Telemig Celular S.A., in an exclusive quotas investment fund administered by Banco Itaú S.A., comprised of quotas of financial investment funds. On December 31, 2006 and 2005, the portfolios of the Investment Funds were substantially comprised of Brazilian Federal government securities with original maturities of more than three months, as follows:

	2006	2005

Brazilian Federal Treasury Bills - LTN	62.4%	54.4%
Brazilian Financial Treasury Bills - LFT	26.7%	39.7%
Other	10.9%	5.9%

	100.0%	100.0%

On December 31, 2006 and 2005, there were no guarantees, sureties, mortgages or other guarantees granted in favor of the exclusive funds.

5 Accounts Receivable, net

	2006	2005

Telecommunications services	129,167	113,241
Handset and accessories sales	18,226	14,502

	147,393	127,743
Allowance for doubtful accounts	(42,494)	(38,982)

	104,899	88,761

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

The roll-forward of the allowance for doubtful accounts was as follows:

	2006	2005	2004

Balance at beginning of year	38,982	42,261	39,333
Charged to cost and expenses	16,325	13,313	20,517
Write-off	(12,813)	(16,592)	(17,589)

Balance at end of year	42,494	38,982	42,261

On December 31, 2006 and 2005, accounts receivable from telecommunications services also included amounts receivable from customers relating to the pass-through of domestic and international long-distance calls made by the Operating Subsidiary’s subscribers using the Carrier Selection Code (CSP) of the long-distance carriers, according to the SMP rules.

On December 31, 2006, the Operating Subsidiary had past due accounts receivable from other operators in the amount of R$20,647 (2005 – R$11,300), resulting from the use of its network. The past due amounts are in the process of collection and negotiation with the operators, which also involve Operating Subsidiary’s past due accounts payable amounting to R$13,616 (2005 – R$6,242) (Note 9 (b)) in view of not having collected a portion of the mentioned receivables. Management believes that the recovery of past due amounts is probable.

During 2007, the Operating Subsidiary concluded negotiation for a portion of the past due accounts receivable in the amount of R$16,759, which also included the settlement of the related accounts payable in the amount of R$13,616, without material impacts in Operating Subsidiary’s statements of operations. Management believes that the recovery of the remaining past due amounts is probable.

6 Inventories

	2006	2005

Handsets and accessories	16,731	15,035
Provision for adjustment to market value	(6,196)	(3,486)

	10,535	11,549

7 PIS and COFINS Taxes Recoverable

In 2006, the Company and the Operating Subsidiary were successful in their legal action that questioned the constitutionality of the increase in the calculation base of PIS and COFINS (taxes on revenues) (Law 9,718). Accordingly, considering that the decision is final and unappealable, the Company and the Operating Subsidiary recognized the credit of these taxes in the amount of R$10,409, against “Financial expense” in the statement of operations in 2006. The updated amounts of this credit at December 31, 2006 is R$11,163 (R$9,728 are presented as current assets and R$1,435 are presented as non-current assets).

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

8 Property and Equipment, net

		Accumulated	Net
	Cost	Depreciation	Value

December 31, 2006
Buildings	9,231	6,304	2,927
Network equipment	778,532	533,291	245,241
Software	120,215	78,614	41,601
Mobile service authorization	14,067	6,626	7,441
Construction-in-progress (*)	55,396	-	55,396
Other	54,787	36,138	18,649

	1,032,228	660,973	371,255

December 31, 2005
Buildings	12,630	7,719	4,911
Network equipment	751,811	458,317	293,494
Software	108,774	63,151	45,623
Mobile service authorization	14,067	1,641	12,426
Construction-in-progress (*)	52,262	-	52,262
Other	44,907	22,009	22,898

	984,451	552,837	431,614

(*)	Primarily refers to network equipment for which installation by the supplier and/or acceptance by the Operating Subsidiary has not yet been completed. The amounts include civil works, towers, supports, protectors and electric power equipment necessary for installation and operation of the equipment.

The Company capitalized interest of R$4.618, R$4,383 and R$5,961 in property and equipment in the years ended December 31, 2006, 2005 and 2004, respectively.

At December 31, 2006, the Company had equipment, property and other fixed assets pledged or cited in court proceedings, the book value of which totaled R$3,799 (2005 – R$4,155).

9 Accounts Payable

	2006	2005

Materials and service suppliers	94,899	87,767
Interconnection charges to be transferred to other
telecommunication service providers - SMP	37,101	29,336

	132,000	117,103

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

(a) Materials and service suppliers

On December 31, 2006 and 2005 the balance mainly included the liability to suppliers for handsets, equipment, services and execution of civil works related to expansion of the GSM/EDGE network.

(b) Interconnection charges to be transferred - SMP

Includes accounts payable to other mobile, fixed and long-distance telephony carriers, related to network usage charge, additional call pass-through, roaming and long-distance calls.

On December 31, 2006 the Operating Subsidiary had outstanding amounts payable to other carriers amounting to R$13,616 (2005 - R$6,242), which are undergoing a negotiation process (Note 5).

10 Short-Term Debt

At December 31, 2006 and 2005, the principal amount of short-term debt was as follows:

	2006	2005

Votorantim – Resolution 2770 – U.S. dollar denominated and bears
annual interest of 5.5%. Due in a single installment in April 2007.	21,577	-

Itaú – BBA – Resolution 2770 – U.S. dollar denominated and bears annual interest of 7.45%. Due in a single installment in February 2007
(2005 – June 2006).	20,311	24,577

Safra IV - U.S. dollar denominated and bears annual interest of 6.5%.
Due in a single installment in January 2007.	19,734	-

Safra - U.S. dollar denominated and bears annual interest of 6.5%. Due
in a single installment in April 2006.	-	13,224

Santander – Resolution 2770 – U.S. dollar denominated and bears
annual interest of 0.95%. Due in a single installment in March 2006.	-	4,681

Total	61,622	42,482

At December 31, 2006, accrued interest on short-term debt in the amount of R$302 (2005 – R$950) is shown in the caption “Accrued liabilities” in current liabilities.

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

The financing agreements with Itaú – BBA, Safra, Votorantim and Santander are guaranteed by promissory notes issued by the Operating Subsidiary. The financing agreement with Itaú-BBA is also guaranteed by surety of the Company.

The financing agreements entered with Safra, Itaú - BBA and Votorantim were fully repaid in the first quarter of 2007.

11 Long-Term Debt

At December 31, 2006 and 2005, the principal amount of long-term debt was as follows:

	2006	2005

Senior Notes – U.S. dollar denominated plus annual interest of 8.75%.
Interest is due semiannually. Principal is due in January 2009.	85,520	93,628

Votorantim – U.S dollar denominated plus annual interest of 7.46%.
Interest is due semiannually. Principal is due in February 2007.	37,148	40,670

Unibanco/NIB – U.S. dollar denominated plus annual interest of 5.25%
above LIBOR. Interest is due semiannually. Principal is due semiannually,
beginning April 2006 through October 2010.	34,208	46,814

Unibanco/Nordea – U.S. dollar denominated plus annual interest of 5.25%
above LIBOR. Interest and principal due semiannually, beginning April 2006,
with final maturity in April 2010.	16,629	23,407

BNDES (*) – Denominated in reais indexed to the BNDES currency basket, plus 3.8% p.a. until December 2004 and BNDES currency basket, plus 5.8%
p.a. beginning December 2004. Installments are due monthly with final
maturity in January 2006.	-	1,189

Unibanco - U.S. dollar denominated and bears annual interest of 1%. Due
in a single installment in April 2008.	6,010	-

Other	-	148

Total	179,515	205,856
Less current portion	(87,985)	(15,852)

Long-term portion	91,530	190,004

(*)	BNDES – National Bank for Economic and Social Development

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

As of December 31, 2006 long-term debt installments fall due as follows:

2008	6,010
2009	85,520

Total	91,530

At December 31, 2006 the interest on long-term debt in the amount of R$5,974 (2005 – R$6,701) are shown in the item “Accrued liabilities” in current liabilities.

The Unsecured Senior Notes funding program (“Notes”) and the financing agreements entered into with Unibanco, Unibanco/NIB and Unibanco/NORDEA include restrictive covenants regarding the use of funds for the purpose specified in the agreements, certain related-party transactions, merger and takeover transactions, and certain limits substantially based on balance sheet financial ratios, among others. In the event of default, the amortization may be accelerated.

Due to the additional ICMS provisions mentioned in Note 14, on December 31, 2006 the Operating Subsidiary breached the financial covenants contained in the Indenture related to the 8.75% unsecured senior notes due 2009 issued by the Company’s Operating Subsidiary and Telemig Celular S.A. in 2004. On April 16, 2007, Management of the Operating Subsidiary and Telemig Celular S.A. obtained waiver by the requisite amounts of holders of the notes, thereby curing the effects of an event of default. The waiver included certain modifications on the covenant calculation terms that are more favorable to the companies. As such, the companies were not in breach of the financial covenants as of March 31, 2007 and Management does not expect to breach these covenants on the following quarters of 2007. Therefore, in these financial statements, the debt is presented as non-current liabilities in accordance with the original terms of the Indenture.

As a result of additional ICMS provisions mentioned above, on December 31, 2006, the Company and its Operating Subsidiary were also in breach of the financial ratios contained in the credit agreements with Unibanco S.A. As of December 31, 2006, the Unibanco credit agreements only characterized a technical default to have occurred once two consecutive quarterly breaches were in place, followed by an automatic 90-day curing period. The Company and its Operating Subsidiary also breached the financial ratios on March 31, 2007.

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

On June 28, 2007, Management of the Company obtained a waiver in connection with these breaches, thereby curing the effects of an event of default. The Company is exempted from complying with the financial covenants for the three months ended June 30, 2007 and September 30, 2007. After that, as the Unibanco credit agreement only characterizes a technical default after two consecutive quarterly breaches followed by an automatic 90-day curing period, as mentioned above, the debt cannot be accelerated to a period before the original maturity date (April, 2008). Therefore, in these financial statements, the debt is presented as non-current liabilities in accordance with the original terms of the credit agreement.

On June 28, 2007, at the option of the Operating Subsidiary, the financing agreements entered into with Unibanco/NIB and Unibanco/Nordea in the amount of R$34,208 and R$16,629, respectively, were fully repaid in advance.

The Unibanco/NIB agreement is guaranteed by a surety of the Company, by promissory note issued by the Operating Subsidiary and by lien on equipment of the Operating Subsidiary in the book value of R$20,118 at December 31, 2006. The Unibanco/Nordea agreement is guaranteed by a surety of the Company and by promissory notes issued by the Operating Subsidiary. The Votorantim agreement is guaranteed by promissory notes issued by the Operating Subsidiary.

The BNDES agreement was guaranteed by a surety of the Company, promissory notes issued by the Operating Subsidiary and lien on receivables amounting to 1.4 times the highest installment falling due. At December 31, 2005, restricted financial investments linked to BNDES of R$7,491 (2006 – nil) were recorded as “Temporary cash investments (restricted deposits)” in current assets.

The Votorantim agreement was fully repaid in the first quarter of 2007.

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

12 Authorization Contracts Payable

At December 31, 2006 and 2005 the Operating Subsidiary had the following authorization contracts payable to ANATEL:

	2006	2005

Personal Mobile Service Authorization (SMP) - Indexed to IGP-DI
plus 1% per month. Installments are due annually beginning in March
2007, with final maturity in March 2009. (*)	12,672	11,060

Additional spectrum on the 900 MHz frequency range - Indexed to
IGP-DI plus 1% per month. Installments are due annually beginning in
April 2007, with final maturity in April 2009. (**)	4,083	3,557

	16,755	14,617
Less current portion	(6,264)	-

Long-term portion	10,491	14,617

(*)	Authorization required to migrate to the Personal Mobile Service.
(**)	Authorization to expand GSM technology operations

13 Asset Retirement Obligations

As of December 31, 2006, the estimated present value of the Company’s asset retirement obligations was R$3,741. The changes in the liability were as follows:

Asset retirement obligations at December 31, 2005	2,866
Liabilities incurred	745
Accretion expense	130

Asset retirement obligations at December 31, 2006	3,741

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

14 Contingencies and Judicial Deposits

	2006	2005

Contingencies
Tax contingencies	147,666	64,840
Civil and labor claims	4,512	4,566

	152,178	69,406

	2006	2005

Court judicial deposits
Tax contingencies	97,610	61,532
Civil and labor claims	1,367	2,015

	98,977	63,547

Roll-forwards of the provision and the court judicial deposits were as follows:

	2006	2005

Provision for contingencies
Balance at beginning of year	69,406	50,952
Provisions	82,930	24,845
Interest	1,798	2,627
Reversal	(1,956)	(9,018)

Balance at end of year	152,178	69,406

Court judicial deposits
Balance at beginning of year	63,547	42,362
Deposits	32,911	27,360
Interest	2,519	2,571
Withdraw	-	(8,746)

Balance at end of year	98,977	63,547

The provisions include not only the tax and other amounts allegedly due, but also interest that may be imposed in the event the Operating Subsidiary’s position does not prevail. The court judicial deposits accrue interest based on federal or state official rates.

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

(a) Tax contingencies

i. Value Added Tax on Sales and Services (ICMS) on monthly subscription, value-added services and activation fees

Management, supported by its legal advisors, believes that ICMS should be levied only on telecommunication services and, therefore, the incidence on the monthly subscriptions, value-added and previously charged activation fees is unlawful since these are not deemed telecommunication services.

Therefore, the Operating Subsidiary filed a lawsuit in each State of its area seeking injunctive relief from application of the ICMS to cellular activation. The Operating Subsidiary obtained final judgments in its favor prohibiting the application of ICMS to activation services in the states of Amazonas, Amapá, Maranhão, Roraima and Pará, all states in which the Operating Subsidiary operates.

In December 1998, each of Amazônia Celular’s then-existing subsidiaries filed an injunction with the treasury court of the state in which they are located and therefore suspended the remittance of the ICMS on monthly subscriptions and additional services and deposited such amounts in a trust account administered by the courts.

Management of the Operating Subsidiary appointed in October 2006 (Note 26 (a)) reassessed the accruals related to the ICMS on monthly subscriptions and additional services recorded by the Operating Subsidiary. Based on this reassessment, Management decided to record additional accruals for ICMS on monthly subscription and value-added services, in the amount of R$61,900, of which R$23,045 relate to the State of Pará, R$27,046 relate to the State of Maranhão and R$11,809 relate to the State of Roraima. Of the total amount of R$61,900, R$46,291 were recorded in “Sales deductions, taxes and returns” and R$15,609 in “Financial expense” in the statement of income.

  State of Pará

In 2005, the Operating Subsidiary obtained favorable decision prohibiting the application of ICMS to monthly subscription and value-added services in the State of Pará. As the favorable decision had been officially declared final and bidding, the Operating Subsidiary withdrew the amount deposited in the respective escrow account (R$7.200) and the corresponding provision in the amount of R$8,470 was released. However, at a later date, the State public prosecutors’ office appealed alleging that for technical procedural issues the term of appeal had not been elapsed and, therefore, the decision in the proceeding was not final. The appeal was decided in the Operating Subsidiary´s favor and, therefore, the state filed another appeal against the Operating Subsidiary, which is pending judgment.

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

In 2006, as a result of the appeal filed by the state and the reassessment described above, Management of the Operating Subsidiary decided to record an accrual in the amount of R$23,045 to cover its state tax legal obligation. The updated outstanding balance of judicial deposits at December 31, 2006 totaled R$1,898 (2005 – R$1,588).

  State of Amazonas

The Court of Justice rendered a decision against the Operating Subsidiary on June 18, 2003, against which the Operating Subsidiary filed an appeal with the Superior Court of Justice. The accrual recorded on December 31, 2006 amounted to R$9,361 (2005 - R$7,259), with corresponding judicial deposits in the amount of R$9,100 (2005 - R$5,889).

  State of Roraima

The Superior Court of Justice rendered a decision in favor of the Operating Subsidiary on December 14, 2004. That decision allowed the Operating Subsidiary to reverse the provision associated with the dispute in the amount of R$8,310 in 2004. In 2005, the state filed a request for clarification, which was denied by the Superior Court of Justice on April 7, 2005. The state filed a Divergency request, which was also denied by the Superior Court of Justice on September 29, 2005. The State Office of the Attorney General filed a Regulatory Appeal, equally denied by the Superior Court of Justice on March 22, 2006. For this reason, the State filed an Extraordinary Appeal with the Federal Supreme Court, which was once again denied. Finally, on December 14, 2006 the State Office of the Attorney General filed an Interlocutory Appeal with the Federal Supreme Court, which is pending judgment.

In 2006, Management of the Operating Subsidiary decided to record an accrual in the amount of R$11,809 to cover its state tax legal obligation. At December 31, 2006, the corresponding judicial deposits totaled R$11,693 (2005 - R$10,174).

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

  State of Maranhão

In 2002, the Operating Subsidiary obtained a favorable decision prohibiting the application of ICMS to monthly subscription and other additional services in the state of Maranhão. As the favorable decision in the legal proceedings had been officially declared final and binding, the Operating Subsidiary reversed the provision in 2002 and withdrew the amounts deposited in the respective trust account in 2003. However, at a later date the public prosecutors’ offices appealed alleging that for technical procedural issues the term for appeal had not elapsed and, therefore, the decision in the proceeding was not final. The appeal was decided against the Operating Subsidiary and the Superior Court of Justice determined that the claim be retried. The Operating Subsidiary appealed such decision. Management is still awaiting final decision.

In the year 2006, in view of the reassessment described above, Management of the Operating Subsidiary decided to record an accrual in the amount of R$27,046 to cover its state tax legal obligation.

  State of Amapá

In 2004, the Operating Subsidiary obtained a final favorable decision in the State of Amapá. Therefore, in 2004, there was a reversal in the amount of R$5,720, recorded in “Selling, general and administrative expenses” in the statement of operations.

ii. Telecommunications Inspection Fee - FISTEL

The Operating Subsidiary filed a writ of mandamus questioning the responsibility for the payment of inspection fees on mobile stations, which are not owned by the Operating Subsidiary. The Operating Subsidiary has provided for the obligation and deposited amounts in court related to the Operating Inspection Fee (TFF) and Installation Inspection Fee (TFI). The accrual recorded at December 31, 2006 was R$74,779 (2005 - R$55,462), with corresponding court deposits in the same amount.

iii. Universalization Fund of Telecommunications Services - FUST

Pursuant to Article 6 of Law 9,998/2000, which instituted the FUST, the Operating Subsidiary does not include in the contribution calculation basis revenues from telecommunications service providers as interconnection remuneration and from the use of its network resources. On December 15, 2005, the Board of ANATEL approved the Precedent No. 7, which determines the inclusion of such revenues in the calculation base of FUST, with retroactive application to January 2001.

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

In the understanding of management and its legal advisors, the Precedent No. 7 of ANATEL contravenes the provisions of Law 9,998/2000, in addition to several constitutional provisions. In January 2006, the mobile telephony carriers filed for a Writ of Mandamus with the purpose of protecting their legal rights to continue to pay FUST without any increase of the calculation base not provided for in law.

On November 16, 2006 the Operating Subsidiary received 48 Assessment Notices related to FUST on the revenues from interconnection in 2001. On November 17, it received additional 36 Assessment Notices that were duplicates of those received on November 16. The Notices total R$7,633. The pertinent Administrative Appeals were filed on December 14, 2006.

In the understanding of management and its legal advisors, there are possible chances of loss in this proceeding. Accordingly, no provision for contingency has been made. On December 31, 2006 the amount related to such proceeding was R$11,736 (2005 – R$12,609).

Corroborating the above understanding, on March 5, 2007, The Honorable Federal Judge of the Lower Court of The Federal District judged the action in favor of the Operating Subsidiary, permitting calculation and payment of the FUST contribution on the total amount of the gross operating revenue deriving from rendering of telecommunication services, without inclusion of the amounts for transfer of interconnection charges.

iv. Fund for Telecommunications Technological Development - FUNTTEL

On December 11, 2006 the Company received 4 Assessment Notices related to the FUNTTEL on interconnection revenues in 2001, amounting to R$2,160. The pertinent Administrative Appeals were filed on January 5, 2007.

In the understanding of Management and of its legal advisors, the chances of loss in these administrative proceedings are possible. Thus, no provision was set up for this contingency.

v. Income tax and social contribution

In October 2005, the Operating Subsidiary received tax notices from the Secretary of the Federal Revenue of approximately R$68,500. These notices mainly question the deductibility of certain expenses in the calculation bases of income tax and social contribution.

The Operating Subsidiary presented its defense to the infraction notices, providing proof of existence of the supporting documentation for the deductibility of the expenses.

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

In April 2006, the 1st Panel of the Federal Revenue Judgment Department of Belém ruled the assessment made by the tax auditor as void, considering the Assessment Notice against the subsidiary as groundless. The Brazilian Internal Revenue Service filed a mandatory appeal against the decision in favor of the Operating Subsidiary, which was denied. The Operating Subsidiary is currently awaiting publication of the sentence by the Third Chamber.

In March 2007, the Operating Subsidiary was notified on a Decision of the Council of Taxpayers, which denied the ex officio appeal filed by the Revenue Office, thus fully dismissing administrative proceeding.

vi. Other tax contingencies

The Operating Subsidiary is subject to other tax proceedings for which a provisions were made in the amount of R$1,626 at December 31, 2006(2005 – R$2,119) with corresponding court deposits totaling R$140 at December 31, 2006 (2005 – R$181). Management, based on the opinion of its legal advisors, believes that the provision recorded is sufficient to cover probable losses that might result from these proceedings.

(b) Civil and labor contingencies

The Operating Subsidiary is party to certain labor and civil lawsuits. Civil contingencies refer mainly to proceedings filed by the Operating Subsidiary’s customers and labor contingencies refer to proceedings filed by its former employees. Based on the advice of its legal advisors, management believes that the provision recorded in the amount of R$4,512 at December 31, 2006 (2005 – R$4,566) is sufficient to cover probable losses that might arise from these proceedings. The corresponding court deposits totaled R$1,367 at December 31, 2006 (2005 – R$2,015).

(c) Possible loss contingencies not provisioned

The Operating Subsidiary has other tax claims involving risks of loss classified by Management and its legal advisors as possible in the amount of R$13,107 at December 31, 2006 (2005 – R$17,386) for which no provision for contingencies has been recorded.

15 Shareholders’ Equity

(a) Capital Stock

The Company's authorized share capital at December 31, 2006 and 2005, comprised 700,000,000 thousand shares. Throughout 2006 and 2005, there were 210,460,313 thousand outstanding preferred shares and 124,623,842 thousand outstanding common shares.

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

(b) Share rights

The preferred shares are non-voting, except under limited circumstances, and are entitled to receive, (a) on a priority basis, minimum, annual non-cumulative dividends according to the greater of the following: (i) 6% of the stated value of the Company’s preferred shares; or (ii) (a) 3% of the stated value of the Company’s shareholders’ equity; and (b) the right to a portion of the profits to be distributed on the same basis as common shares, after common shares have been paid a dividend equal to the minimum preferred dividend mentioned in (a).

Preferred shares will acquire voting rights should the Company, during three consecutive years, fail to pay the minimum dividends they are entitled to.

(c) Dividends

All shareholders are entitled to an annual dividend of not less than 25% of the net income of each year upon the existence of accumulated retained earnings, calculated in accordance with Brazilian Corporate Law.

Management is required by the Brazilian Corporate Law to propose dividends at year-end to conform to the mandatory minimum dividend regulations. In 2006, the net loss adjusted by the realization of the “Unrealized income reserve” totaled R$70,153 in the Brazilian GAAP financial statements. Consequently, the distribution of mandatory minimum dividends in the fiscal year ended December 31, 2006 was not proposed.

In 2005, the Company reassessed the calculations of the minimum dividends relating to the fiscal year 2004, since the net loss adjusted by the realization of “Unrealized income reserve” resulted in net income in the amount of R$3,266.

Consequently, in compliance with the provisions in the Article 203 of Law 6,404/76, the Company recorded in 2005 minimum dividends relating to the fiscal year 2004, to be paid to shareholders of preferred shares, in the amount of R$3,266 (R$ 0.0155 per one thousand shares). This amount was increased, as from the end of 2005 up to the date of the effective payment, by the accumulated variation of SELIC in the period.

If dividends remain unclaimed for a period of three years, a shareholder’s right to receive the dividend lapses. During 2004, dividends totaling R$213, expired and were reversed to equity.

In the event of winding-up of the Company, the preferred shares have priority to capital reimbursement.

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

Dividends provided per thousand shares were:

			in reais

	2006	2005	2004

Preferred shares	-	0.02	0.02
Common shares	-	0.00	0.00

(d) Stock option plan

At December 31, 2006 the Company had reserved 144,917 shares of preferred stock for issuance in connection with its stock option grants (120,749 for the 2003 grants and 24.168 for the 2000 grants) (Note 24).

(e) Capital reserves

On December 28, 1999, the shareholders approved a legal reorganization whereby Telpart contributed assets to the Company, resulting in future tax benefits. A deferred tax asset of R$48,818 was recorded which may be realized over a period of up to ten years. Realization of such tax benefit is dependent on the Company generating sufficient future taxable income In accordance with Brazilian Corporate Law, the Company may issue shares (pro rata both common and preferred) to Telpart for the amount of the tax benefits realized. In addition, minority shareholders are granted preemptive rights. If the minority shareholders do not elect to exercise these rights, the shares will be issued and subscribed for by Telpart. As of December 31, 2006, the unrealized portion of the capital reserve related to the legal reorganization under U.S. GAAP amounted to R$46,983.

(f) Retained earnings / accumulated deficit

(i)	Appropriated retained earnings

Appropriated retained earnings are reserve balances, which are restricted as to their distributions that reflect the amounts in the Brazilian GAAP financial statements. The tax incentive and statutory reserves may be transferred to capital or used to absorb losses in the statutory accounting records, but are not, generally, available for distribution as cash dividends.

The statutory reserve is formed based on (i) appropriations from retained earnings of 5% of annual net income as stated in the Company's Brazilian GAAP financial statements and bylaws (ii) tax incentive reserve which arises from an option to apply a portion of income tax otherwise payable for certain government approved projects. The amount so applied is credited to income tax and subsequently appropriated from retained earnings to this reserve.

The retained earnings balance includes appropriated retained earnings of R$7,764 at December 31, 2005 (December 31, 2006 – Nil) in the Brazilian GAAP financial statements.

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

(ii)	Unappropriated retained earnings / accumulated deficit

Brazilian law allows the payment of dividends only in reais and these are limited to the retained earnings balances in the Brazilian GAAP financial statements Distributable retained earnings aggregated R$3,146, at December 31, 2006 (2005 – R$37,256).

16 Earnings (loss) Per Share

Since preferred and common shareholders have different dividend, voting and liquidation rights, basic earnings per share have been calculated using the “two-class” method. The “two-class” method is an allocation formula that determines earnings per share for preferred and common shares according to the dividends to be paid as required by the Company’s by-laws and participation rights in undistributed earnings.

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

Undistributed net income is computed by deducting preferred dividends and common dividends from net income. Options issued under the Company’s 2000 and 2003 stock options plans were out of the money at December 31, 2006, 2005 and 2004. Therefore, diluted earnings per share equals basic earnings per share.

Under the Company’s bylaws, if the Company is able to pay dividends in excess of the minimum requirement for preferred shareholders and the remainder of the net income is sufficient to provide equal dividends to both common and preferred shareholders, then the dividends per share will be the same for both common and preferred shareholders.

Since the preferred shares have a liquidation preference over common shares, net losses are not allocated to preferred shares.

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

The following table sets forth the computation of basic and diluted net loss per thousand common shares:

	2006	2005	2004

Basic and diluted numerator
Net loss	(87,356)	(20,049)	(86,499)
Net loss allocated to preferred shareholders	-	-	-
Net loss allocated to common shareholders	(87,356)	(20,049)	(86,499)

Basic and diluted denominator (in thousands of shares)
Weighted-average number of shares
Preferred	210,460,313	210,460,313	210,460,313
Common	124,623,842	124,623,842	124,623,842

Basic and diluted loss per thousand shares (in reais)
Preferred	-	-	-
Common	(0,70)	(0.16)	(0.69)

Effective January 1, 2006, the Company changed its accounting policy for calculating earnings per share. Previously, based on its rights and terms, the Company viewed its preferred shares as in-substance common stock for purposes of calculating earnings per share. As a result, the Company allocated undistributed net losses to both common and preferred shares on a proportionate basis. Starting in 2006, the Company believes it is more appropriate to view these securities as preferential securities. The Company has retrospectively applied the new accounting policy to prior periods, and restated its 2005 and 2004 earnings per share calculations.

Basic and dilutive earnings per share calculation for the year ended December 31, 2005

	As Originally
	Reported	As Restated

Net loss	(20,049)	(20,049)
Net loss allocated to the preferred shareholders	(12,592)	-
Net loss allocated to the common shareholders	(7,457)	(20,049)

Basic and dilutive denominator (in thousands of weighted
average number of shares)
Preferred stock	210,460,313	210,460,313
Common stock	124,623,842	124,623,842

Basic and dilutive loss per thousand shares (in reais)
Preferred stock	(0.06)	-
Common stock	(0.06)	(0.16)

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

Basic and dilutive earnings per share calculation for the year ended December 31, 2004

	As Originally
	Reported	As Restated

Net loss	(86,499)	(86,499)
Net loss allocated to the preferred shareholders	(54,328)	-
Net loss allocated to the common shareholders	(32,171)	(86,499)

Basic and dilutive denominator (in thousands of weighted
average number of shares)
Preferred stock	210,460,313	210,460,313
Common stock	124,623,842	124,623,842

Basic and dilutive loss per thousand shares (in reais)
Preferred stock	(0.26)	-
Common stock	(0.26)	(0.69)

17 Income Taxes

(a) Statutory rates

Brazilian income taxes comprise federal income tax and the social contribution taxes. The statutory rates for federal income tax and for the social contribution tax are 25% and 9%, respectively.

The following is the income tax (expense) benefit for the years ended December 31, 2006, 2005 and 2004:

	2006	2005	2004

Federal income tax	(108)	(3,720)	-
Social contribution tax	(36)	(445)	(145)
Deferred taxes	40,201	12,035	575
Valuation allowance	(36,420)	(12,035)	(95,179)

Income tax expense	3,637	(4,165)	(94,749)

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

(b) Tax reconciliation

The following is a reconciliation of the reported income tax expense/benefit and the amount calculated by applying the composite statutory tax rate of 34% for the years ended December 31, 2006, 2005 and 2004, respectively:

	2006	2005	2004

Loss before taxes and minority interest	(119,726)	(22,040)	(4,333)
Composite statutory rate	34%	34%	34%

Tax benefit at statutory rates	40,707	7,494	1,473
Adjustments to arrive at effective rate:
Non-taxable income (non-deductible expense), net	(650)	376	(1,043)
Valuation allowance	(36,420)	(12,035)	(95,179)

Income tax benefit (expense)	3,637	(4,165)	(94,749)

(c) Tax assets and liabilities

The following is an analysis of deferred income tax assets and liabilities:

	2006	2005

Deferred tax assets
Income tax loss carryforwards	59,183	39,656
Accrued expenses and provision for contingencies	63,519	32,923
Assets related to legal reorganization (Note 15 (e))	14,670	19,700
Allowance for doubtful accounts	14,868	13,831
Other	554	4,093

	152,794	110,203
Deferred tax liabilities
Capitalized interest	(3,861)	(2,989)
Prepaid pension asset	(5,299)	-

Net deferred tax asset	143,634	107,214

Valuation allowance	(143,634)	(107,214)

Deferred income taxes	-	-

Brazilian tax legislation limits the use of tax loss carryforwards to 30% of taxable income per year; the tax loss carryforwards do not expire.

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

(d) Valuation allowance

The Company's deferred tax asset is comprised primarily of net operating loss carryforwards from income tax and social contributions losses available for offset, tax benefit arising from the legal reorganization and the tax effect of timing differences. In view of the cumulative losses in recent years and taking into account the weight of positive and negative evidence for the foreseeable future, pursuant to the guidance provided by FAS 109, although the components of the deferred tax asset do not expire and despite expectations of more favorable pretax results once the TDMA equipment is fully depreciated and replaced by service provided through the GSM network systems, management has determined that a valuation allowance should be recorded at December 31, 2006 and 2005 to provide for the full amount of tax assets net of deferred tax liabilities.

Under Brazilian GAAP, pursuant to the CVM (Brazilian Exchange Commission) Instruction No. 371/2002, the Company and its Operating Subsidiary prepare technical feasibility studies on deferred tax assets future realization, considering the probable future taxable income generation capacity by the Companies. A valuation allowance is required to the amount of deferred tax asset that will be realized beyond the ten years period determined by CVM Instruction 371/2002.

Based on the referred technical studies, Management considered that a portion of the Company and its Operating Subsidiary's deferred tax assets, in the amount of R$66,366 (2005 - R$34,207) will be realized beyond the ten years period mentioned above. Accordingly, in the Brazilian GAAP financial statements, a valuation allowance in these amounts was made. As of December 31, 2006 and 2005, the deferred tax asset recorded, net of the valuation allowance above, amounted to R$82,131 and R$68,453, respectively.

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

18 Transactions with Related Parties

The Company and its Operating Subsidiary entered into transactions with the controlling shareholders and other related parties for certain services. Transactions with related parties are carried out based on amounts agreed upon by the respective related parties.

		2006	2005

Assets
Current assets – Accounts receivable
Telemig Celular S.A.		29	16
Brasil Telecom S.A.		1,542	1,397

		1,571	1,413

Liabilities
Current liabilities – Accounts payable
Telemig Celular S.A.		4	30
Brasil Telecom S.A.		2,359	1,954

		2,363	1,984

Current liabilities – Accrued liabilities
Telemig Celular S.A.		11,059	4,640
Telemig Celular Participações S.A.		2,100	547

		13,159	5,187

	2006	2005	2004

Statement of Operations

Service revenue
Telemig Celular S.A.	660	453	1,157
Brasil Telecom S.A.	13,809	15,303	117

	14,469	15,756	1,274

Expenses from sharing of resources
Telemig Celular S.A.	(9,764)	(11,007)	(11,428)
Telemig Celular Participações S.A.	(2,504)	(3,857)	(3,651)

	(12,268)	(14,864)	(15,079)

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

(a) Roaming Agreements

The Operating Subsidiary is a member of a Brazilian roaming committee of cellular operators that includes Telemig Celular S.A. The purpose of the committee is to oversee technical and system aspects to assure the highest quality of roaming service. As required by Brazilian regulations, the Operating Subsidiary and Telemig Celular S.A. facilitate roaming to their respective subscribers.

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

The balances are adjusted based on the Certificado de Depósito Interbancário (Interbank Certificates of Deposit) rate, or CDI.

(c) Brasil Telecom S.A.

Brasil Telecom is considered a related party due to the existence of common partners in the Company’s control chain.

Beginning August 1, 2004, the Operating Subsidiary started offering the Carrier Selection Code (CSP) option to its subscribers for intercity (VC2 and VC3) and international calls in conformity with the Personal Mobile Service (SMP) rules. The Operating Subsidiary entered into an agreement with Brasil Telecom S.A. under which its subscribers pay a lower rate to use long-distance services offered by Brasil Telecom S.A..

On December 31, 2006, accounts payable to Brasil Telecom S.A., refer to the transfer of intercity and international calls made by the Operating Subsidiary’s subscribers using the CSP service of Brasil Telecom S.A. Accounts receivable and service revenue mainly refer to the interconnection revenues for the Operating Subsidiary’s network usage in such long-distance calls.

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

19 Pension Plan and Other Post-Retirement Benefit Plans

(a) Defined benefit plans

The Operating Subsidiary participates in a multi-employer defined benefit pension plan (PBS – Assistidos – “PBS-A”) and a multi-employer post-retirement benefit plan (Plano de Assistência Médica ao Aposentado – PAMA) administered by the Fundação Sistel de Seguridade Social (“Sistel”), a minority shareholder.

In 1999, Sistel approved changes to the plan’s statutes resulting in the break up of plan assets and liabilities related to the active participants of each sponsor. Sistel did not break up plan assets and liabilities related to retired participants and, thus, the Operating Subsidiary will continue to sponsor the Sistel plan for such retired participants.

Effective January 2000, the plan was modified and changed into a multiple employer pension plan (PBS – Tele Norte Celular) with respect to active employees. The plan assets and liabilities related to active employees were transferred into this new plan and the benefits remained unchanged. The post-retirement benefit plan continues unchanged as multi-employer plan.

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

Contributions to the plans are based on actuarial studies prepared by independent actuaries. The Operating Subsidiary uses a measurement date of December 31 for its pension and other post-retirement benefit plans.

The Operating Subsidiary contributed R$1, R$47 and R$80 in 2006, 2005 and 2004, respectively, with respect to the multi-employer plans.

The Operating Subsidiary expects to contribute up to R$217 to the defined benefit pension plan in 2007.

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

Funded status and amounts recorded

Based on the report of the Operating Subsidiary’s independent actuary, the funded status and amounts recorded in the Company’s consolidated balance sheet for the multiple employer plan (PBS – Tele Norte Celular) are:

	2006	2005

Change in plan assets
Fair value of plan assets at beginning of year	26,115	22,751
Actual return on plan assets	4,312	3,497
Sponsors’ and participants’ contributions	296	466
Benefits paid and expenses	(946)	(599)

Fair value of plan assets at end of year	29,777	26,115

	2006	2005

Change in benefit obligations
Benefit obligation at beginning of year	16,154	14,626
Service cost	495	605
Interest cost	1,793	1,629
Actuarial gains	(673)	(107)
Benefits paid and expenses	(946)	(599)

Benefit obligation at end of year	16,823	16,154

	2006	2005

Pension benefits recognized in the balance sheet
Funded status	12,954	9,961
Unrecognized net gains	-	(6,697)

Prepaid benefit cost	12,954	3,264

The accumulated benefit obligation for the pension plan was R$15,952 and R$14,990 at December 31, 2006 and 2005, respectively.

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

Components of net periodic pension cost of the multiple employer plan (PBS Tele Norte Celular) are as follows:

	2006	2005	2004

Service cost	495	605	536
Interest cost	1,793	1,629	1,437
Expected return on assets	(3,580)	(4,149)	(2,168)
Deferred gains amortization	(393)	(280)	(665)
Employee contributions	(193)	(212)	(210)
Effect of curtailment	-	-	(619)
Effect of settlement	-	-	(4,408)
Other	3,185	(166)	-

Net periodic pension (cost) benefit	1,307	(2,573)	(6,097)

The changes in the accrued pension cost for the for the year ended December 31, 2005 and 2006 areas follows:

	2006	2005

Prepaid pension cost in the beginning of the year	3,264	441
Net periodic pension benefit (cost)	(1,307)	2,573
Company contributions during the year	166	250

Prepaid pension cost at the end of the year	2,123	3,264
Effect of adoption of SFAS 158	10,831	-

Net amount recognized	12,954	3,264

The benefits expected to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter are summarized as follow:

PBS Tele Norte Celular

2007	823
2008	1,014
2009	1,052
2010	1,094
2011	1,302
2012 to 2016	8,299

The net periodic pension cost for 2007 is summarized as follow:

2007

Service cost	346
Interest cost	1,682
Expected return on assets	(3,367)
Amortization gain	(458)
Employee contributions	(129)

Net periodic pension benefit	(1,926)

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

The effect of the adoption of SFAS 158 mentioned in Note 3 (m) on the Company’s consolidated balance sheet for the PBS Tele Norte Celular plan is shown below.

	Before		After
	Adoption	Adjustments	Adoption

Pension plan surplus	2,123	10,831	12,954
Deferred income taxes liability	722	3,683	4,405
Minority Interest	351	1,790	2,141
Accumulated other comprehensive income	-	5,358	5,358

(b) Defined contribution and defined benefit plan (CelPrev – Tele Norte Celular)

In March 2004, the Operating Subsidiary offered to its employees a new benefit plan, which is also administered by Sistel. The new plan permitted, through June 16, 2004, the migration of the participants of the PBS Tele Norte Celular plan. The Company recognized, during 2004, a curtailment and settlement charge relating to the implementation of the new plan in the amounts of R$4,338 and R$3,719 within the Net Benefit Obligation and Fair Value of Plan Assets, respectively.

The new plan is a defined contribution plan, except for medical benefits, for which there is a defined benefit of up to 24 months. Participants and the Operating Subsidiary will each contribute with 50% of the plan’s cost. The plan defines retirement at age 60, with early retirement at age 50, and includes disability, retirement, illness benefits and pension in case of casualty. Operating Subsidiary matching contributions will range from 0.5% to 2% and additional contributions without Operating Subsidiary matching may range from 0.5% to 6% of the participant’s salary. Benefits at the time of retirement will depend on the time and amount of contributions, as well as on the performance of the fund’s investments.

Based on the report of the Operating Subsidiary’s independent actuary, the funded status and amounts recorded in the Company’s consolidated balance sheet for the multiple employer plan (CelPrev – Tele Norte Celular) are:

	2006	2005

Change in plan assets
Fair value of plan assets at beginning of year	1,496	393
Actual return on plan assets	(634)	1,052
Sponsors’ contributions	-	51

Fair value of plan assets at end of year	862	1,496

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

	2006	2005

Change in benefit obligations
Benefit obligation at beginning of year	254	237
Service cost	29	31
Interest cost	28	26
Actuarial losses	(19)	(40)

Benefit obligation at end of year	292	254

	2006	2005

Pension benefits recognized in the balance sheet
Funded status	570	1,242
Unrecognized net transition obligation	-	(1,017)
Unrecognized gain	-	(146)

Prepaid benefit cost	570	79

Components of net periodic pension cost of the CelPrev – Tele Norte Celular for 2006 and 2005 are (2004 – not applicable):

	2006	2005

Service cost	29	31
Interest cost	28	26
Expected return on assets	(208)	(75)
Deferred gains amortization	(52)	(10)

Net periodic pension cost (benefit)	(203)	(28)

The benefits expected to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter are summarized as follows:

CelPrev -
Tele Norte
Celular

2007	14
2008	28
2009	30
20010	33
2011	35
2012 to 2016	229

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

The changes in the accrued pension cost for the for the year ended December 31, 2005 and 2006 areas follows:

	2006	2005

Prepaid pension cost in the beginning of the year	79	-
Net periodic pension benefit	203	28
Company contributions during the year	-	51

Prepaid pension cost at the end of the year	282	79
Effect of adoption of SFAS 158	288	-

Net amount recognized	570	79

The net periodic pension cost for next year is summarized as follow:

2007

Service cost	30
Interest cost	29
Expected return on assets	(101)
Amortization gain	(3)
Transition obligation	(10)

Net periodic pension benefit	(55)

The effect of the adoption of SFAS 158 mentioned in Note 3 (m) on the Company’s consolidated balance sheet for the CelPrev Tele Norte Celular plan is shown below.

	Before		After
	Adoption	Adjustments	Adoption

Pension plan surplus	282	288	570
Deferred income taxes liability	96	98	194
Minority Interest	47	48	94
Accumulated other comprehensive income	-	142	142

(c) Main actuarial assumptions

Main actuarial assumptions used in the calculation of the PBS-Tele Norte Celular and CelPrev – Tele Norte Celular:

Weighted-average assumptions

		PBS - Tele Norte
		Celular / CelPrev

	2006	2005	2004

Discount rate of actuarial liabilities (1)	10.24%	11.30%	11.30%
Expected return on plan assets (1)	11.59%	13.75%	18.20%
Salary increase rate (1)	6.08%	7.10%	7.10%

(1)	Expressed in nominal terms –- assumed future inflation of 4 % for 2006 and 5% for 2005 and 2004

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

The discount rate is based on the Brazilian government bonds rates and considers the timing of the expected benefit payment.

The expected return on plan assets for 2007 was set up based on the pension portfolio’s past average rate of earnings, discussion with portfolio managers and comparisons with similar companies, which was based on the following target assets allocation:

PBS - Tele Norte
Celular / CelPrev

Debt securities	74.8%
Equity securities	15.2%
Loans	0.9%
Other	9.1%

Total	100.0%

The pension plan weighted-average asset allocations at December 31, 2006 and 2005, by asset category are as follows:

	PBS - Tele Norte			CelPrev

	2006	2005	2006	2005

Debt securities	74.8%	79.8%	73.5%	83.3%
Equity securities	15.2%	19.1%	17.0%	15.5%
Loans	0.9%	1.1%	1.4%	1.2%
Other	9.1%	-	8.1%	-

Total	100.0%	100.0%	100.0%	100.0%

The Sistel PBS Tele Norte Celular and CelPrev Tele Norte Celular Benefit Plan Investment Policy sets forth the policy for application and management of funds supporting the Plan with the objective of meeting the profitability and social security goals in accordance with the related actuarial liability.

Based on the short, medium and long-term macroeconomic scenarios prepared by Sistel, the Plan Investment Policy sets out objectives, goals and restrictions to the plan fund’s investments. The Plan Investment Policy also determines and designs the strategic assignment of these funds in each segment and portfolio, as well as the assets that may be selected and the strategy to be adopted to manage these assets. The Plan Investment Policy sets forth the ceiling and floor limits to break down the asset portfolio into fixed-income and variable assets, as well as loans and financings to the members of the plan. The minimum actuarial rate forecast for the plan consists of a return at least equal to the INPC (Broad National Consumer Price Index) + 6% p.a.

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

20 Commitments

(a) Capital expenditures

At December 31, 2006, the Operating Subsidiary had capital expenditure commitments related to the continuing expansion and modernization of the network in the amount of R$27 (2005 – Nil).

(b) Rental agreements

The Operating Subsidiary rents certain equipment and premises through a number of operating lease agreements that expire at different dates. Total rent expense under these agreements was R$12,872, R$14,574 and R$10,748 for the years ended December 31, 2006, 2005 and 2004, respectively.

Future minimum lease payments under non-cancelable operating leases with an initial term of one year or more are as follows at December 31, 2006.

2007	6,657
2008	5,665
2009	3,725
2010	1,563
2011 a 2019	3,083

Total minimum payments	20,693

The Operating Subsidiary’s concession requires that certain network coverage requirements and service quality milestones be met to continue to be valid and allow the Operating Subsidiary to operate.

On September 19, 2006, the Operating Subsidiary entered into an agreement with Ericsson Telecomunicações S.A. and Ericsson Serviços de Telecomunicações Ltda. to provide and implement the expansion of its GSM CORE network. Under the terms of this agreement, Ericsson has agreed to provide all equipment, material, software and services necessary for the expansion of the GSM CORE network. The total amount payable to Ericsson under the terms of the agreement is R$800.

On September 19, 2006, the Operating Subsidiary entered into a new agreement with Ericsson Telecomunicações S.A., Ericsson Serviços de Telecomunicações Ltda. and Ericsson Gestão e Serviços de Telecomunicações Ltda. to provide and implement the expansion of its GSM ACCESS network. Under the terms of this agreement, Ericsson has agreed to provide all equipment, material, software and services necessary for the expansion of the GSM ACCESS network. The total amount payable to Ericsson under the terms of the agreement is R$4,900.

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

21 Financial Instruments

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

The fair value information as of December 31, 2006 and 2005 presented below is based on the Company and its Operating Subsidiary’s current loans and financing rates for similar types of loans and financing arrangements.

		2006		2005

	Book value	Fair value	Book value	Fair value

Long-term debt	179,515	187,237	205,856	223,888

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

Customer access to telecommunications services is blocked when the bill is overdue for more than 15 days, except for telephone services to be maintained for security or national defense reasons. The credit risk of accounts receivable of telecommunications mobile services is diversified. The Operating Subsidiary sets credit limits for handset resellers and prepaid card distributors. These limits are defined based on potential sales, risk history, payment promptness and delinquency levels. On December 31, 2006, the Operating Subsidiary’s allowance for losses on receivables amounted to R$42,494 (2005 – R$38,982) - Note 5.

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

There are no concentration of services, concessions or rights that could, if suddenly eliminated, severely impact the operations of the Company and its Operating Subsidiary.

22 Swaps

At December 31, 2006 and 2005, the Operating Subsidiary held cross-currency interest rate swap agreements related to its U.S. dollar denominated debt to mitigate risk against volatility of the U.S. dollar and the Brazilian real exchange rate.

Through the swap agreements, at December 31, 2006, the Operating Subsidiary earns the exchange variation between the United States dollar and the Brazilian real plus 0.0% to 7.83% and pays an amount based on 74.8% to 110.5%, of the variation of the short term interbank rate. The short-term interbank rate variation was 15.0% and 19.0% in 2006 and 2005, respectively. At December 31, 2006 and 2005, these agreements have total updated notional amounts of R$191,897 and R$224,346, respectively, and expire on various dates through 2009.

The fair values of the Operating Subsidiary’s cross-currency interest rate swap agreements were estimated based on quoted market prices of comparable contracts. As of December 31, 2006 and 2005, the unrealized gain and losses of the individual swap contracts are presented on the balance sheet on a gross basis, segregating assets and liabilities as follows:

	2006	2005

Fair market value of asset portion of cross-currency interest
rate swap agreements	182,833	213,346
Fair market value of liability portion of cross-currency interest
rate swap agreements	(225,715)	(262,234)

Cross-currency interest rate swap agreements	(42,882)	(48,888)

Current assets	-	287
Current liabilities	(17,439)	(35,882)
Non-current liabilities	(25,443)	(13,293)

Cross-currency interest rate swap agreements	(42,882)	(48,888)

The losses arising from the swap agreements of R$43,966, R$55,068 and R$29,814 for 2006, 2005 and 2004, respectively, are reflected in financial expenses. The Operating Subsidiary does not apply hedge accounting for any of these contracts.

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

23 Financial Results

	2006	2005	2004

Financial Income
Interest	10,028	17,003	22,030
Other	1,937	823	83

	11,965	17,826	22,113
Financial Expenses
Interest	(35,061)	(19,659)	(20,405)
Loss on swap agreements	(43,966)	(55,068)	(29,814)
Taxes on financial transactions	6,350	(6,418)	(7,251)
Other	(1,966)	(2,268)	(2,712)

	(74,643)	(83,413)	(60,182)

Foreign exchange gain	21,341	36,908	17,847

	(41,337)	(65,587)	(20,222)

Taxes on financial transactions in 2006 include gain on PIS and COFINS related to the legal action that questioned the constitutionality in the basis of these taxes, in the amount of R$10,409, as mentioned on Note 7.

24 Stock-Based Compensation Plan

On October 5, 2000, the Company’s Board of Directors approved two long-term incentive plans as follows:

(a) Plan A - covers certain key executives who may receive shares of the Company’s common or preferred stock. The options vest only to the extent that the Company achieves performance goals determined by the Board of Directors during a five-year performance period. On December 31, 2006 all of the options granted had been forfeited.

(b) Plan B - covers key executives (who can also participate in Plan A) and other employees. Options granted under this plan relate to preferred stock and are exercisable at the market price at the date of grant, adjusted by an inflation index. The vesting period is up to 20% during the second year, 60% during the third year and 100% during the fourth year. The options may be exercised through October 2007.

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

A summary of option activity for three years ended December 31, 2006 is presented below (amounts in reais per shares):

		Plan B – Options Granted on October, 2000

		Initial
	Number of	Exercise	Exercise	Market
	Options	Price -	Price -	Price – R$
		R$	R$

Outstanding as of December 31, 2003	354,643	1.44	2.19	0.64
Forfeited	(56,816)	1.44	-	-
Outstanding as of December 31, 2004	297,827	1.44	2.47	0.50
Forfeited	(141,715)	1.44	-	-
Outstanding as of December 31, 2005	156,112	1.44	2.49	0.31
Forfeited	(131.944)	1.44	-	-
Outstanding as of December 31, 2006	24.168	1.44	2.59	0.38

At December 31, 2006 all the 24,168 options outstanding were exercisable at R$2.59 (2005 – 156,112 options; 2004 – 297,827) options. The remaining contractual terms of these options were 0.8 year and there were no aggregate intrinsic value at December 31, 2006, since exercise price was above market price. The fair value of these options at the date of grant was R$0.82.

During the meetings held on December 29 and 30, 2003, the Boards of Directors of the Company and its Operating Subsidiary, respectively, approved changes to Plan B, which did not affect the options granted on October 2000, as follows.

The new options granted under this plan relate to preferred stock and are exercisable at the market price at the date of the grant, discounted by 20%. Additionally, the exercise price is adjusted by an inflation index. The vesting schedule is 40% beginning on January 15, 2004, 70% on January 15, 2005 and 100% on January 15, 2006. The options may be exercised through January 2008.

Option activity for three years ended December 31, 2006 is presented below (amounts in reais per shares):

		Plan B – Options Granted on December, 2003

		Initial
	Number of	Exercise	Exercise	Market
	Options	Price - R$	Price - R$	Price – R$

Outstanding as of December 31, 2003	1,064,331	0.49	0.49	0.64
Forfeited	(237,263)	0.49	-	-
Outstanding as of December 31, 2004	827,068	0.49	0.55	0.50
Forfeited	(184,936)	0.49	-	-
Outstanding as of December 31, 2005	642,132	0.49	0.56	0.31
Forfeited	(521.383)	0.49	-	-
Outstanding as of December 31, 2006	120,749	0.49	0.57	0.38

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

At December 31, 2006 all the 20,749 options outstanding were exercisable at R$0.57 (2005 – 449,492 options; 2004 - 330,828 options). At December 31, 2006, the remaining contractual terms of these options were 1.1 years and there were no aggregate intrinsic value since exercise price was above market price. The fair value of these options at the date of grant was R$0.41.

The Company has a policy of issuing new shares upon option exercise.

As a result of a significant amount of expected and actual forfeitures during 2006, the adoption of SFAS 123(R) did not materially impact Company’s consolidated financial statements at its adoption date, January 1, 2006, nor its stock-based compensation expense during the year ended December 31, 2006. Additionally, no stock-based agreements were issued during the year ended December 31, 2006.

As of December 31, 2006, there were no unrecognized compensation costs related to unvested share-based compensation arrangements, since all options were vested.

The remaining options outstanding at December 31, 2006 represent liability awards, as their exercise prices are indexed to inflation. The aggregate fair value of these outstanding awards was not material at December 31, 2006.

The fair value for the options was estimated using a Black-Scholes option-pricing model with the following weighted-average assumptions:

	2006	2005	2004

Risk-free interest rate	6%	6%	6%
Dividend yield	6%	6%	6%
Volatility factor of the expected market price of the
Company’s preferred stock	71%	72%	76%
Weighted-average expected life of the option	6	6	6

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

25 Notice of the New York Stock Exchange (“NYSE”)

On August 1, 2005, the NYSE notified the Company that it was “below criteria,” as its total market capitalization was less than US$75 million over a 30 trading-day period and its shareholders’ equity was less than US$75 million (under US GAAP). In the beginning of 2006, the NYSE accepted an 18-month business plan that the Company submitted to comply with the NYSE continued listing standards and during such period it was subject to periodical reviews by the NYSE for compliance with the goals and initiatives as outlined in the plan.

On May 11, 2007, the NYSE informed that the Company was removed from the “Watch List” and is currently considered “in good standing” with respect to the NYSE’s quantitative continued listing standards, as a result of its compliance with the NYSE’s listing standards and the completed filing of its Annual Report on Form 20-F for the year ended December 31, 2005. As of June 18, 2007, the Company’s market capitalization amounted to US$115 million over a 30 trading-day period, above the required threshold.

However, in accordance, with the NYSE’s Listed Company Manual, the Company will be subject to a 12-month follow-up period to ensure compliance with the NYSE’s continued listing standards. If during such period the Company falls below any of the NYSE's continued listing standards, the NYSE may take appropriate action, which, depending on the circumstances, may include truncating the compliance procedures described in the NYSE Listed Company Manual or suspending trading of the Company’s securities. The Company remains subject to the NYSE’s normal continued listing monitoring.

26 Other Information

(a) Change in Management

In the Extraordinary Shareholders’ Meeting of the Company held on March 20, 2006, shareholders resolved to dismiss certain members of the Board of Directors. On the same date, the Board of Directors of the Company unanimously resolved to dismiss the Board of Executive Officers, electing new members as substitutes, who took office on the same day (March 20), and have been managing the business effective beginning that date.

In the Extraordinary Shareholders’ Meeting of the Operating Subsidiary, Amazônia Celular S.A., held on September 28, 2006, the shareholders resolved to remove certain members of the Board of Directors. On October 6, 2006 the Board of Directors of the subsidiary unanimously resolved to dismiss the Board of Executive Officers, electing new members as substitutes, who took office on the same day (October 6), and have been managing the business effective beginning that date.

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

(b) Proceedings related to the General Law of Telecommunications

The Brazilian telecommunications regulations prohibit a shareholder from having a controlling interest in more than one wireless telecommunications carrier operating in the same area in Brazil. On June 15, 2005, the Company initiated court proceedings seeking a court order to prevent PREVI and Banco do Brasil from exercising their voting rights in the Company, until the legality of their shareholding interest is resolved. The main argument in this lawsuit is that Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI (which is the Banco do Brasil S.A. pension fund) and Banco do Brasil are party to the controlling shareholder block and also are a party to the controlling shareholder block of Tele Norte Leste Celular Participações S.A., which competes with us in our area under the “Oi” brand name. As we currently believe that the claim has no legal grounds and therefore, would probably be rejected by the Brazilian courts, we relinquished our claim on October 18, 2006.

(c) Dispute among shareholders

On March 4, 2005, Highlake International Business Company Ltd. and Futuretel S.A., the latter of which was at that time managed by individuals appointed by Opportunity, announced the launch of a competitive bidding process for the sale of more than 50% of the Company’s voting capital. However, shortly thereafter, the limited partner of Citigroup Venture Capital International Brazil, L.P. (formerly known as CVC/Opportunity Equity Partners L.P.), International Equity Investments, Inc, removed Opportunity Equity Partners, Ltd. (formerly known as CVC/Opportunity Equity Partners, Ltd.) as Limited Partner and secured an injunction to temporarily suspend the competitive bidding process.

Since then, the controlling shareholders have been litigating the control of the Company and the Operating Subsidiary. Currently, management is not able to assess when these disputes over the Company’s control will end.

27 Subsequent Event

(a) Number Portability

On March 7, 2007, Anatel’s Steering Committee approved the Number Portability, which will allow customers to change the operator company keeping the original phone number. Number portability will be provided by fixed and mobile operators within 24 months after the publishing of the final regulation, occurred on March 21, 2007, with all incurring costs being borne by the operators. Management is analyzing the impact of number portability on the Company’s business and results of operations.

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

(b) Reverse share split

As approved by the Company’s board of director at a meeting held on May 31, 2007, Management will submit for approval by the shareholders at a extraordinary general shareholders’ meeting to be held on July 12, 2007, a proposal to effect a reverse share split of the shares issued by the Company. In the event the proposal is approved, every 50,000 shares issued by the Company will become one share of the same type and each ADS will represent one preferred shares, without par value.

*           *           *