Form 20-F
period 2007-12-31
TELE NORTE CELULAR PARTICIPACOES SA
filed 2008-06-20
CIK 1072345

As filed with the Securities and Exchange Commission on June 20, 2008.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

Commission File Number 1-14479

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

(Exact name of Registrant as specified in its charter)

TELE NORTE CELLULAR HOLDING COMPANY	The Federative Republic of Brazil
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Rua Levindo Lopes, 258 – Funcionários

30.140-170, Belo Horizonte-MG, Brazil

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Preferred Shares without par value	New York Stock Exchange*

Depositary Shares, each representing 1 Preferred Share	New York Stock Exchange

*	Not for trading, but only in connection with the registration of American Depositary Shares representing those Preferred Shares, on the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act:    None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:    None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by this annual report:

Common Shares, without par value:	2,492,476
Preferred Shares, without par value:	4,209,206

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer  ☐    Accelerated File  ☐    Non-accelerated Filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards	Other ☐
as issued by the International Accounting
Standards Board ☐

If “other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).     ☐  Yes    ☒  No

i

INTRODUCTION

Tele Norte Celular Participações S.A., a corporation organized under the laws of the Federative Republic of Brazil, is referred to in this annual report as “the Registrant” or “Tele Norte”. Amazônia Celular S.A. (previously named Amazônia Celular S.A. – Maranhão) is the Registrant’s operating subsidiary and is referred to as “Amazônia Celular” or “the Company.” Amazônia Celular, together with the Registrant, is referred to as “we”, “us” or “our”, unless the context requires otherwise. On December 31, 2002, we merged the subsidiaries of Amazônia Celular S.A. – Maranhão, namely Amazônia Celular S.A. – Amapá, Amazônia Celular S.A. – Amazonas, Amazônia Celular S.A. – Pará and Amazônia Celular S.A. – Roraima into Amazônia Celular S.A. – Maranhão. On March 19, 2003, the shareholders of Amazônia Celular S.A. – Maranhão approved the change of its name into Amazônia Celular S.A.

References in this annual report to (i) the “real,” “reais” and “R$” are references to Brazilian reais (plural) and the Brazilian real (singular), the currency of Brazil, (ii) “U.S. dollars,” “dollars” and “US$” are references to United States dollars, (iii) “preferred shares” and “common shares” are references to the Registrant’s authorized and outstanding shares, (iv) “ADSs” are references to our American Depositary Shares, each representing one preferred share, (v) “Commission” are to the U.S. Securities and Exchange Commission, (vi) “CVM” are to the Comissão de Valores Mobiliários, the Brazilian securities commission, (vii) “Central Bank” are to the Banco Central do Brasil, the Brazilian Central Bank, (viii) “General Telecommunications Law” are to Lei Geral de Telecomunicações, as amended, which regulates the telecommunications industry in Brazil, (ix) “Anatel” are to Agência Nacional de Telecomunicações, the Brazilian independent telecommunication regulatory agency, and (x) “our region” means the area covered by our authorizations, including the states of Amazonas, Roraima, Amapá, Maranhão and Pará.

We are one of the companies formed as a result of the break-up of Telecomunicações Brasileiras S.A. – Telebrás, or Telebrás, by the federal government of Brazil in May 1998. Amazônia Celular was formed in January 1998 to receive all of the share capital held by Telebrás in its operating subsidiaries that provided cellular telecommunication services in the states of Pará, Maranhão, Roraima, Amapá and Amazonas. References to Amazônia Celular operations prior to January 1998 are to the cellular operations of its predecessor. See “Item 4A. Information on the Company—History and Development of the Company—Historical Background.”

We have prepared our consolidated financial statements included in this annual report in conformity with generally accepted accounting principles in the United States, or U.S. GAAP, as at and for the year ended December 31, 2005 audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm and as at and for the years ended December 31, 2006 and 2007 audited by Deloitte Touche Tohmatsu Auditores Independentes, an independent registered public accounting firm.

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

Because these statements are subject to uncertainty, actual results may differ materially from those expressed or implied by these forward-looking statements. Factors that could cause actual results to differ materially from those contained in forward-looking statements include, but are not limited to:

•

the pursuit of business strategies that cause our business, financial condition, revenues, results of operations or prospects to change, including the migration of our network to Global System for Mobile, or GSM, technology and acquisitions or dispositions of assets or internal affiliates,

•	changes to our ownership structure, management or shareholder composition,

•	the negotiation of interconnection agreements,

•	new governmental regulation and tax matters,

•	inflation and changes in currency exchange rates,

•	our ability to sustain or improve our performance,

•

expectations and estimates of our management concerning future capital expenditures, other investments to attract and retain customers, our financial performance, financing plans and the effects of competition,

•	new competitors in the region where we concentrate our operations and the increase of competition in the Brazilian telecommunications industry,

•	our ability to use deferred tax assets,

•	adverse legal or regulatory disputes,

•	changes in regional, national and international business and economic conditions, including inflation and currency devaluations,

•	incidence of cloning and subscription fraud,

•	political, economic, regulatory and demographic developments in Brazil generally and in the region in Brazil where we conduct our business, and

•	the factors discussed under “Item 3D. Key Information—Risk Factors”, which you are urged to carefully review.

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

The selected financial information presented below should be read in conjunction with our consolidated financial statements as of December 31, 2006 and 2007 and for the years ended December 31, 2005, 2006 and 2007, and the related notes included in this annual report.

The consolidated financial statements have been audited by our independent registered public accounting firm, and their report on the consolidated financial statements are presented in this annual report F-pages. The selected financial information as of December 31, 2005, 2004 and 2003 and for the years ended December 31, 2004 and 2003 has been derived from our consolidated financial statements prepared for those fiscal years that are not included in this annual report.

The consolidated financial statements have been prepared in accordance with U.S. GAAP. See the information under the caption “Item 5. Operating and Financial Review and Prospects.”

U.S. GAAP Selected Financial Information

	Year ended December 31,
	2003		2004		2005		2006		2007		2007(1)
Statement of operations data:
Net operating revenues (in thousands)	R$	533,528	R$	512,356	R$	445,567	R$	404,059	R$	511,443	US$	288,746
Operating profit (loss) (in thousands)	R$	62,035	R$	15,889	R$	6,639	R$	(78,389)	R$	28,534	US$	16,109
Net profit (loss) (in thousands)	R$	35,732	R$	(86,499)	R$	(20,049)	R$	(87,356)	R$	5,755	US$	3,249
Basic and diluted profit (loss) per common share(2)*	R$	5.33	R$	(34.70)	R$	(8.04)	R$	(35.05)	R$	0.86	US$	0.49
Basic and diluted profit (loss) per preferred share(2)*	R$	5.33		—		—		—	R$	0.86	US$	0.49
Basic and diluted profit (loss) per ADS*	R$	5.33		—		—		—	R$	0.86	US$	0.49
Dividends per share paid(3*)		—	R$	1.04	R$	0.78		—	R$	0.76	US$	0.43
Dividends per ADS(3)*		—	R$	1.04	R$	0.78		—	R$	0.76	US$	0.43
Basic and diluted weighted average number of outstanding shares
Preferred*		4,209,206		4,209,206		4,209,206		4,209,206		4,209,206		4,209,206
Common*		2,492,477		2,492,477		2,492,477		2,492,477		2,492,477		2,492,477
Other financial data:
Capital expenditures(4) (in thousands)	R$	29,087	R$	156,051	R$	72,451	R$	51,281	R$	31,658	US$	15,795

	As of December 31,
	2003		2004		2005		2006		2007		2007(1)
	(in thousands of reais)										(in thousands of US$)
Balance sheet data:
Cash and cash equivalents	R$	6,501	R$	2,549	R$	15,234	R$	22,674	R$	9,884	US$	5,580
Temporary cash investments		1,583		97,330		50,418		28,726		34,953		19,733
Working capital(5)		(88,004)		(90,994)		(59,084)		(149,990)		(85,150)		(48,072)
Total assets		653,415		766,926		708,033		689,205		599,913		338,685
Long-term debt (including current portion)		223,714		272,602		205,856		179,515		151,788		82,881
Shareholders’ equity		239,462		148,813		125,498		43,642		47,441		26,783
Capital stock		84,851		84,851		84,851		84,851		84,851		47,903

(*)	Per share information have been adjusted to reflect the 50,000:1 reverse stock split occurred in 2007. See note 15 (g) to our U.S. GAAP financial statements).
(1)

Solely for the convenience of the reader, real amounts as of and for the year ended December 31, 2007 have been translated into U.S. dollars at the commercial selling rate at closing for purchase of U.S. dollars, as reported by the Central Bank, on December 31, 2007 of R$1.7713 to US$1.00. The U.S. dollar equivalent information should not be construed to imply that the real amount represent, or could have been or could be converted into, U.S. dollars at this rate or at any other rate.

(2)	As mentioned in Note 16, we changed our accounting policy for calculating earnings per share in 2006, and retrospectively applied the new policy to prior periods.
(3)

For the periods presented, dividends per share were calculated based upon the number of outstanding preferred shares on the date the dividends were provided, since common shares did not receive dividends.

(4)	Cash disbursements for capital expenditures including accounts payable for property and equipment.
(5)	Current assets less current liabilities.

Exchange Rates

Prior to March 14, 2005, there were two principal legal foreign exchange markets in Brazil:

•	the commercial rate exchange market; and

•	the floating rate exchange market.

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

Resolution No. 3,265 by the National Monetary Council, or the CMN, dated March 4, 2005, as amended by Resolutions No. 3,311 and 3,356 of the CMN, dated August 31, 2005 and March 31, 2006, respectively, consolidated the foreign exchange markets into a single foreign exchange market, effective as of March 14, 2005. All foreign exchange transactions are now carried out through institutions authorized to operate in the consolidated market and are subject to registration with the Central Bank’s electronic registration system. Pursuant to Resolution No. 3,356, the authorized institutions must present to the Central Bank a list of actions to prevent money laundering and other crimes under Law No. 9,613, dated March 3, 1998. Foreign exchange rates continue to be freely negotiated, but may be influenced by Central Bank intervention.

Since 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely, and during that period, the real/U.S. dollar exchange rate has fluctuated considerably. In the past, the Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate market through a currency band system or otherwise. The real may depreciate or appreciate against the U.S. dollar substantially in the future. On June 10, 2008, the U.S. dollar/real exchange rate was R$1.6384 per US$1.00. For more information on these risks, see “Item 3D. Key Information – Risk Factors—Risks Relating to Brazil.”

The following tables set forth the commercial rate, expressed in reais per U.S. dollar (R$/US$), for the periods indicated.

	R$ per US$1.00
Year	Low	High	Average(1)	Year-End
2003	2.8219	3.6623	3.0600	2.8892
2004	2.6544	3.2051	2.9015	2.6544
2005	2.1625	2.7613	2.4331	2.3407
2006	2.0578	2.3703	2.1671	2.1380
2007	1.7317	2.1548	1.9468	1.7705
2008 (through June 10)	1.6207	1.8293	1.7065	1.6384

Source: Central Bank/Bloomberg

(1)	Represents the average of the exchange rates on the last day of each month during the relevant period.

	R$ per US$1.00
Month	Low	High
December 2007	1.7608	1.8225
January 2008	1.7406	1.8293
February 2008	1.6707	1.7673
March 2008	1.6692	1.7483
April 2008	1.6567	1.7526
May 2008	1.6286	1.6941
June 2008 (through June 10)	1.6207	1.6384

Source: Central Bank/Bloomberg

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Risks Related to the Registrant

Risks Relating to our Business and the Brazilian Telecommunications Industry

Our industry is highly regulated. Changes in laws and regulations may adversely impact our business.

Our industry is highly regulated by Anatel. Anatel regulates the granting of licensing, the terms of these licenses, rates, technical standards and competition, among other aspects of our mobile business. Changes in laws and regulations, grants of new licenses or the imposition of additional requirements in connection with and to retain our licenses or in connection with the minimum quality, coverage and service standards established by Anatel, among other factors, may adversely affect our operations and financial results.

Failure by us to comply with these requirements may result in the imposition of fines or other government actions, including the termination of our operating license. Any partial or total revocation of our operating license would have a material adverse effect on our business, financial condition, revenues, results of operations and prospects.

After the current federal government took office on January 1, 2003, some of its members advocated the revision of the regulatory model followed by regulatory agencies in Brazil, including Anatel, in order to subordinate them to their respective ministries. The loss of Anatel’s independence could pose a material risk to our business, given the potential for undue political influence that could be exercised over Anatel under this new regulatory model.

We depend on our ability to enter into interconnection agreements with other telecommunications services providers. We may not be able to enter into favorable interconnection agreements with them in the future.

In order to receive or send calls from or to customers of other mobile Brazilian and international networks, we must interconnect with the networks of our competitors. The Brazilian General Telecommunications Law (Lei Geral das Telecomunicações) requires all telecommunications service providers to interconnect their networks with those of other providers on a non-discriminatory basis.

Since July 2004, a specific regulation has established that mobile interconnection rates are freely negotiable. Brazilian telecommunications laws and regulations also provide that if interconnection rates for mobile operators are not agreed among telecommunications service providers, Anatel is empowered to arbitrate, at its discretion, the interconnection rates that mobile telecommunications companies may charge.

As of July 2005, we implemented a 4.5% interim adjustment in the interconnection fee for the use of the SMP network (VU-M) exclusively for local calls VC1 between ourselves and the following operators: TNL PCS S.A., or Oi, Telecom Itália Mobile, or TIM, Vivo Participações S.A., or Vivo, and Telemar Norte Leste S.A., or Telemar, based on an agreement among such operators and us. As a result, our interconnection fee increased from

R$0.38755 to R$0.40498, net of taxes. Further, in July 2007, Fixed-Line Telecommunications Services (Serviço Telefônico Fixo Comutado), or STFC, and SMP providers, with the exception of Embratel Participações S.A., or Embratel, Intelig Comunicações Ltda., or Intelig, GVT (Holding) S.A., or GVT, and TIM Long-distance calls (TIM Longa-distância), or and TIM-LD, entered into an agreement amending the interim agreement of 2005. The new terms of the agreement readjusted the interconnection fee (VU-M) by 1.97%, effective on May 31, 2007. The readjustment of the interconnection fee by 68.5% of the adjustment index for 2008 was also negotiated at the occasion. This adjustment, once ratified by Anatel, will be applied to local calls VC1 between fixed and mobile lines of local operators’ basic plans.

At the end of 2005, we entered in an interim agreement to readjust prices of the interconnection fee (VU-M) on long-distance calls VC2 and VC3 by 4.5%. Telemar, Brasil Telecom S.A., or Brasil Telecom (cellular and fixed lines), Telefônica S.A., or Telefônica, CTBC (cellular and fixed lines), Sercomtel S.A. Telecomunicações, or Sercomtel (cellular and fixed lines), Oi, Vivo, TIM, Claro Telecom Participações S.A., or Claro, Amazônia Celular, and Telemig Celular S.A., or Telemig Celular, were involved in this agreement. Pursuant to the agreement, implementation of the interim readjustment became effective immediately after Anatel’s ratification of new rates for calls to users of fixed-line services, which took place in March 2006.

In September 2007, we also entered into an agreement with Embratel that became effective in January 2008, under which we agreed to readjust prices of the interconnection fee (VU-M) on long-distance calls VC2 and VC3 between Amazônia Celular and Embratel by 6.56% in order to bring those VU-M rates to prices currently practiced in the market.

The adjustment of the interconnection fee (VU-M) is being questioned by some operators (GVT, Intelig, TIM for long distance calls and Nextel) that are not party to the agreements for local and long-distance calls.

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

Our mobile services face strong competition from other mobile service providers, which may adversely affect our revenues.

The market for mobile services in Brazil is extremely competitive. Upon acquiring our A Band concessions in the beginning of 1998, we were the only cellular operator in our area. In October 1999, Norte Brasil Telecom S.A., or NBT (which was subsequently acquired by Vivo, a joint venture of Portugal Telecom and Telefônica Móviles), the B Band operator in our area, began operations using TDMA technology. Telemar, the principal fixed line operator in our area and our controlling shareholder as from April 3, 2008, commenced using GSM technology on the D Band frequency range in certain parts of our area in June 2002 through its subsidiary “Oi”, and TIM, the E Band operator primarily owned by Telecom Itália, began operations in October 2002 using GSM technology.

We have experienced increased pressure to reduce our rates in response to pricing competition. This pricing competition often takes the form of special promotional packages. Our inability to compete effectively with our competitor’s special packages, prices, traffic usage promotions, and handset subsidy strategies, could affect our revenues and profitability and cause us to continue losing our market share. We estimate that our market share reduced to 20.3% at December 31, 2007, as compared to 22.2% and 25.7% at December 31, 2006 and 2005, respectively. Additionally, increased competition may cause an increase in marketing expenses and our client-acquisition costs, which would adversely affect our results of operations. See “Item 4B. Information on the Company—Business Overview—Competition.”

Our controlling shareholder, Telemar, has control over us and our controlled companies, and it has the power to decide a number of matters without the approval of our minority shareholders.

As from April 3, 2008, we are controlled by Telemar, which holds 51.9% of our common stock. Only common shares are entitled to full voting rights. Holders of our preferred shares and ADSs do not have voting rights, except in certain specific and limited situations. For additional information, see “Item 7. Major Shareholders and Related Party Transactions.”

Our controlling shareholder is entitled to appoint the majority number of members of our board of directors and it has the power to determine the decisions to be taken by our shareholders’ meetings on matters of our management that require the prior authorization of our shareholders, including in respect of related party transactions, corporate restructurings and the date of payment of dividends and other capital distributions. According to Brazilian corporate laws, the protections granted to minority shareholders, as well as fiduciary duties of our directors are in certain aspects less protective than in other jurisdictions, including the United States.

We experience a high rate of customer turnover, which may negatively affect the revenues and profitability of our mobile services business.

Customer turnover, or churn, may be voluntary or involuntary, depending on whether the customer freely decides to terminate our services or we terminate the services due to lack of payment. Our average churn rate during the last three years was 4.0% per month in 2005, 4.6% per month in 2006 and 3.4% per month in 2007. To the extent that our competition continues to increase or the Brazilian economy stagnates or falters, our churn rate could increase, negatively affecting our business, financial condition, revenues, results of operations and prospects. We cannot assure you that our churn rates will not increase in future periods, which may materially adversely affect our results of operations.

The telecommunications industry is subject to frequent changes in technology. Our ability to remain competitive depends on our ability to implement new technology, and it is difficult to predict how new technology will affect our business.

Companies in the telecommunications industry must adapt to rapid and significant technological changes that are usually hard to anticipate. Technological changes may render our equipment, services and technology obsolete or inefficient, requiring us to increase our capital expenditures, which may adversely affect our competitiveness. Even if we adopt such new technologies in a timely fashion, we may not be able to remain competitive and the cost of such technology may exceed the benefit to us.

The mobile telecommunications industry has experienced rapid and significant technological development and frequent improvements in capacity, quality and data-transmission speed. Alternative technologies may be developed that are more advanced than those we provide today. Even if we adopt new technologies in a timely manner as they are developed, we cannot assure you that we will be able to maintain our level of competitiveness.

Adverse decisions in one or more of our lawsuits could adversely affect our business and results of operations.

In the ordinary course of business, we are involved in various legal proceedings of a civil, tax, regulatory and labor-related nature. Based on the opinion of our external legal counsel, we classify our risk of loss from legal and administrative proceedings as “probable,” “possible” and “remote.” We make provisions for probable claims but do not make provisions for possible and remote claims.

As of December 31, 2007, we maintained provisions in the total amount of R$153.5 million and court deposits in the total amount of R$125.7 million. The majority of our material legal proceedings are related to tax matters. The total amount of the contingencies, based on the value attributed to the lawsuit by the plaintiff, may not correspond to the economic value of the lawsuits, which may be substantially higher than the total amount of contingencies. If the cost of these lawsuits is higher than the amount attributed to them by the plaintiffs, or in the event the total amount of our provisions does not suffice to pay the contingencies due, we could incur greater costs than originally foreseen and could have to make adjustments to our provisions. In addition, adverse decisions in one or more of our lawsuits or disputes in amounts in excess of those deposited in court or provisioned, may result in material losses, which may adversely affect our business and results of operations.

At December 31, 2007, we had claims against us of approximately R$38.7 million in tax proceedings, R$5.0 million in labor and civil proceedings with a risk of loss classified as “possible” or “remote,” and for which we had made no provisions. Unfavorable decisions in these proceedings may materially adversely affect our results of operations. See Note 14(a) to our consolidated financial statements.

For more information on the legal proceedings in which we are involved, see “Item 8A. Financial Information—Consolidated Financial Statements and Other Financial Information—Legal Proceedings.”

We have a substantial amount of existing debt, which could restrict our financing and operating flexibility and have other adverse consequences. Certain covenants contained in our financial agreements limit our ability to incur indebtedness.

At December 31, 2007, we had a total consolidated debt of R$151.7 million and a ratio of debt to equity of 3.2. We are subject to certain financial covenants that limit our ability to incur indebtedness above a certain level. Failure to comply with those covenants could result in the acceleration of the debt under those financing agreements.

Our inability to raise capital above the limits imposed by these agreements may affect our ability to obtain the resources needed to invest in our business and make necessary or advisable capital expenditures, which could reduce future sales and adversely affect our profitability. In addition, cash required to serve our existing indebtedness reduces the amount available to us to pay dividends or make capital expenditures.

If our growth in revenues slows or declines in a significant manner, for any reason, we may not be able to continue servicing our debt. If we are unable to meet our debt service obligations or comply with our debt covenants, we could be forced to renegotiate or refinance our indebtedness, seek additional equity capital or sell assets. In addition, our Senior Unsecured Notes due 2009 (as defined below) have cross-acceleration clauses establishing that a default by Telemig Celular of any of its obligations under other financing agreements would cause a default and acceleration under our Senior Unsecured Notes program.

We may be unable to obtain financing or sell assets on satisfactory terms, or at all. For more information regarding our loan agreements and our indebtedness at December 31, 2007, see “Item 5B. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

We are subject to delinquencies of our accounts receivables.

In 2007, we recorded provisions for doubtful accounts in the amount of R$42.8 million, primarily due to subscribers’ delinquencies. Anatel regulations prevent us from implementing certain policies that could have the effect of reducing delinquency, such as service restrictions or limitations on the types of services provided based on a subscriber’s credit record. If we are unable to implement policies to limit subscriber delinquencies or otherwise select our customers based on their credit records, persistent subscriber delinquencies and bad debt will continue to adversely affect our financial results.

We are subject to administrative or legal proceedings deriving from the outsourcing of services that, if decided adversely, may have an adverse effect on our business.

We are subject to proceedings deriving from the outsourcing of services. It is difficult to quantify any administrative or legal proceedings that may occur. If many proceedings derive from the outsourcing of services, with unfavorable decisions to us, we may face a liability for which we will not have made any provision and that may adversely affect our business. For more information on our legal proceedings, see “Item 8A. Financial Information – Consolidated Financial Statement and Other Financial Information – Legal Proceedigs.”

If key members of our senior management resign, or if we are unable to attract and retain skilled management, our business could be materially adversely affected.

Our ability to continue to be competitive in our markets and achieve our growth strategy depends on our senior management team. We may not be able to continue to successfully attract and retain skilled management. If key members of our senior management team were to resign or if we are unable to continue to attract and retain skilled management, our business, financial condition and results of operations could be adversely affected.

Our operations depend on our ability to maintain, upgrade and efficiently operate accounting, billing, customer service, information technology and management information systems.

Sophisticated information and processing systems are vital to our growth and our ability to monitor costs, render monthly invoices for services, process customer orders, provide customer service and achieve operating efficiencies. There can be no assurance that we will be able to successfully operate and upgrade our accounting, information and processing systems or that they will continue to perform as expected. Any failure in our accounting, information and processing systems could impair our ability to collect payments from customers and respond satisfactorily to customer needs, which could adversely affect our business, financial condition and results of operations.

Unauthorized and fraudulent use of our network can adversely affect our costs and results of operations.

We incur costs associated with the unauthorized and fraudulent use of our networks, including administrative and capital costs associated with detecting, monitoring and reducing the incidence of fraud. Fraud also affects interconnection costs and payments to other carriers for non-billable fraudulent roaming. Improper use of our network can also increase our selling expenses if we need to increase our provision for doubtful accounts to reflect amounts we do not believe we can collect for improperly made calls. Any unexpected increase in the improper use of our network in the future could materially adversely affect our costs and results of operations.

An increase in taxes levied on the telecommunications sector could affect the financial results of our operations.

Mobile telecommunication services are subject to certain taxes which are levied exclusively on these services. Mobile telecommunication providers must pay (i) the Fund for Universal Telecommunications Services (Fundo de Universalização dos Serviços de Telecomunicações), or Fust, and (ii) the Fund for Technological Development of Brazilian Telecommunications (Fundo para o Desenvolvimento Tecnológico das Telecomunicações Brasileiras), or Funttel. The contributions to Fust and Funttel, which began in 2000, are charged at the rate of 1.0% and 0.5% of the concessionaires’ gross revenues, respectively, and may not be passed on to customers of telecommunications services as part of the tariffs charged. If additional taxes for telecommunications services are created, or if existing Fust or Funttel taxes are increased, our profit margin could be materially adversely affected in light of the high level of overall taxation to which we are currently subject.

The mobile telecommunications industry, including us, may be harmed by reports suggesting that radio frequency emissions cause health problems and interfere with medical devices.

Media and other entities frequently suggest that the electromagnetic emissions from mobile handsets and base stations may cause health problems. If consumers harbor health-related concerns, they may be discouraged from using mobile handsets. These concerns could have an adverse effect on the mobile telecommunications industry and, possibly, expose mobile service providers to litigation. We cannot assure you that further medical research and studies will refute a link between the electromagnetic emissions of mobile handsets and base stations and these health concerns. Government authorities could increase regulation on electromagnetic emissions of mobile handsets and base stations, which could have an adverse effect on our business, financial condition and results of operations. The expansion of our network may be affected by these perceived risks if we experience problems in finding new sites, which in turn may delay the expansion and may affect the quality of our services. On July 2, 2002, Anatel published Resolution No. 303 that limits emission and exposure for fields with frequencies between 9 kHz and 300 GHz. Although this Resolution did not have any material impact on our business, new laws regarding electromagnetic emissions and exposure may be passed and could have an adverse effect on our business.

Risks Relating to the Acquisition of our Control by Telemar

We currently manage certain aspects of our operations and systems infrastructure together with Telemig Celular. Following our recent acquisition by TMar, we will share our operations and systems infrastructure with TMar, and as a result, we are working to separate our operations and systems infrastructure from those of Telemig Celular. We may face difficulties or be unable to separate our operations and systems infrastructure from that of Telemig Celular without incurring significant costs, which could materially adversely impact our results of operations.

Prior to April 3, 2008, we and Telemig Celular were under common shareholding control and, as a consequence, we shared certain systems infrastructure with Telemig Celular, including pursuant to the terms of the Shared Services Agreement.

Following the acquisition of our control by Telemar on April 3, 2008, we, Telemar, Vivo (our former controlling shareholder), Telemig Celular Participações S.A., or Telemig Celular Participações, and Telemig Celular entered into a memorandum of understanding, or the MoU, on April 7, 2008 to determine a procedure to segregate our activities from the activities of Telemig Celular, which agreement requires Telemig Celular and Amazônia Celular to: (i) enter into a services agreement, pursuant to which Telemig Celular will render certain services to

Amazônia Celular, including accounting, information technology, network maintenance, systems control, engineering, development of marketing programs, products and services, among others; (ii) define together certain key performance indicators and service level agreements; (iii) determine a timeframe for segregation of these processes; (iv) determine which assets to segregate; (v) keep confidential any information obtained from the other party during this transitional period; and (vi) independently contract auditors to assist in the segregation process and for transparency purposes. This MoU is valid for nine months renewable for an additional three-month term.

We cannot assure you that each of the parties will fully comply with the terms of the MoU, or that the costs of implementing the segregation of operations and systems infrastucture described in the MoU and of developing and implementing a separate systems infrastructure for Amazônia Celular will not be significantly higher than we expect, or that there will be no unforeseen events that may result in this separation taking longer than anticipated or adversely affecting the quality of the services we provide, all of which may have a material adverse effect on our business and on our anticipated benefits with the acquisition of our control.

An active and liquid market for our common and preferred shares and for our ADSs may cease to exist as a result of the consummation of tender offers that our controlling shareholder intends to conduct.

On May 5, 2008, our controlling shareholder filed with the CVM a request for registration of a tender offer for the acquisition of all of the outstanding common shares not held directly or indirectly by our controlling shareholder. In addition, our controlling shareholder intends to file with the São Paulo Stock Exchange (Bolsa de Valores de São Paulo), or BOVESPA, the documentation relating to a tender offer for the acquisition of all of our outstanding preferred shares not held directly or indirectly by our controlling shareholder.

The purchase by our controlling shareholder of a significant number of our common and preferred shares (including preferred shares represented by ADSs) in these tender offers may substantially reduce the number of common and preferred shares and related ADSs that are publicly traded and also reduce the number of holders of common and preferred shares and ADSs. These reductions in publicly traded common and preferred shares and ADSs and in the number of holders thereof would adversely affect the liquidity and marketability, as well as the market value of the common and preferred shares and the ADSs.

Risks Relating to Brazil

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian political and economic conditions have a direct impact on the business, financial condition, revenues, results of operations and the market price of the ADSs and our preferred shares.

The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes significant changes in policies and regulations. The Brazilian government’s actions to control inflation and affect other policies have involved increases in interest rates, wage and price controls, currency devaluations, capital controls, and limits on imports, among other actions. Our business, financial condition, revenues, results of operations, prospects, and the market price of our preferred shares and ADSs may be adversely affected by changes in government policies, as well as general economic factors including:

•	currency fluctuations;

•	exchange controls and restrictions on remittances abroad, such as those which were briefly imposed on such remittances (including dividends) in 1989 and in the beginning of 1990;

•	inflation;

•	price instability;

•	interest rate increases;

•	liquidity of domestic capital and lending markets;

•	changes in tax policy; and

•	other political, diplomatic, social and economic developments in or affecting Brazil.

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

Brazil has in the past experienced extremely high rates of inflation. According to the General Market Price Index (Índice Geral de Preços do Mercado), or the IGP-M, a general price inflation index, the inflation rates in Brazil were 8.7% in 2003, 12.4% in 2004, 1.2% in 2005, 3.8% in 2006 and 7.8% in 2007. Inflation and certain government actions taken to combat inflation have had in the past significant negative effects on the Brazilian economy. Actions taken to curb inflation, coupled with public speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. The Brazilian base interest rate, which is determined by the Brazilian Monetary Policy Committee (Comitê de Política Monetária), or COPOM, was 16.5%, 17.7%, 18.0%, 13.0% and 11.3% on December 31, 2003, 2004, 2005, 2006 and 2007, respectively. Future Brazilian government actions, including interest rate decreases, intervention in the foreign exchange market and actions to adjust or fix the value of the real may trigger increases in inflation. If Brazil experiences high inflation in the future, we may not be able to adjust the rates we charge our customers to offset the effects of inflation on our cost structure. Inflationary pressures may also hinder our ability to access foreign financial markets or lead to government policies to combat inflation that could harm our business or adversely affect the market value of our preferred shares and, as a result, the ADSs.

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

The real depreciated against the U.S. dollar by 8.5% in 2000 and by 15.7% in 2001. In 2002, the real depreciated 34.3% against the U.S. dollar, due in part to political uncertainty surrounding the Brazilian presidential elections and the global economic slowdown. The real appreciated 22.3%, 8.8%, 13.4%, 9.5% and 20.7% against the U.S. dollar in 2003, 2004, 2005, 2006 and 2007, respectively. The real appreciated by 7.46% against the U.S. dollar in the first six months of 2008. Despite the appreciation of the Brazilian currency against the U.S. dollar in recent years, no assurance can be given that the real will not depreciate or be devalued against the U.S. dollar again. On June 10, 2008, the U.S. dollar/real exchange rate was R$1.6384 per US$1.00. See “Item 3A. Key Information—Selected Financial Data—Exchange Rates.”

Significant costs relating to our network infrastructure and handsets are linked to payment in U.S. dollars. All of our revenues are generated in reais. If the value of the real decreases relative to the U.S. dollar, our debt becomes more expensive to service. Such decreases also make it more costly for us to pay for the U.S. dollar-denominated technology and goods that are necessary to operate our business, and we may be unable to pass the increased costs to our customers. As of December 31, 2007, we had R$151.8 million in total debt, all of which was denominated in U.S. dollars.

Historically, depreciations of the real relative to the U.S. dollar have also created additional inflationary pressures in Brazil, and future depreciations could negatively affect us. Depreciations generally curtail access to foreign financial markets and may prompt government intervention, including recessionary governmental policies. Depreciations also reduce the U.S. dollar value of capital distributions and payment of dividends to holders of ADSs and the U.S. dollar equivalent of the market price of our preferred shares, and as a result of our ADSs.

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

Risks Related to the ADSs and the Preferred Shares

Holders of our preferred shares have limited voting rights.

Of our two classes of shares outstanding, only our common shares have full voting rights. Our preferred shares will be entitled to unlimited voting rights only in certain limited circumstances, such as in the event that we fail to pay minimum statutory dividends for a period of three consecutive years. As a result, holders of our preferred shares generally will not be able to influence corporate decisions requiring a shareholder vote, including the declaration of dividends.

Holders of ADSs are not entitled to attend shareholders’ meetings and may only vote through the depositary.

Under Brazilian law, only shareholders registered as such in our corporate books may attend shareholders’ meetings. All preferred shares underlying the ADSs are registered in the name of The Bank of New York, as depositary of our ADS program. A holder of ADSs is entitled to instruct the depositary as to how to vote, if the preferred shares represented by ADSs are entitled to vote for a particular matter, in accordance with procedures provided for in the deposit agreement governing our ADS program, but a holder of ADSs will not be able to vote directly at a shareholders’ meeting or to appoint a proxy to do so. Additionally, if the depositary does not provide to the holders of ADSs the voting materials that the depositary receives from us and that are prepared to instruct the shareholders about the voting agenda of the shareholders’ meeting, or, if there is any miscommunication between the depositary and such shareholders, shareholders may not be fully informed to instruct the depositary on how to vote in our shareholders’ meeting, or may not be aware that there will be a shareholders’ meeting.

The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the preferred shares underlying the ADSs at the price and time you desire.

Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature. The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States. Accordingly, although you are entitled to withdraw the preferred shares underlying the ADSs from the depositary at any time, your ability to sell the preferred shares underlying the ADSs at a price and time at which you wish to do so may be substantially limited. There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. The ten largest companies in terms of market capitalization represented approximately 50.7% of the aggregate market capitalization of the BOVESPA, as of December 31, 2007. The top ten stocks in terms of trading volume accounted for approximately 44.7%, 45.5% and 50.4% of all shares traded on the BOVESPA in 2005, 2006 and 2007, respectively.

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

Changes in Brazilian tax laws may have an adverse impact on the taxes applicable to the disposition of the ADSs and preferred shares.

According to Law No. 10,833, enacted on December 29, 2003, if a nonresident of Brazil disposes of assets located in Brazil, the transaction will be subject to taxation in Brazil, even if such disposition occurs outside Brazil or if such disposition is made to another nonresident. Dispositions of ADSs between nonresidents, however, are currently not subject to taxation in Brazil. Nevertheless, in the event that the concept of “disposition of assets” is interpreted to include the disposition between nonresidents of assets located outside Brazil, this tax law could result in the imposition of withholding taxes in the event of a disposition of the ADSs made between nonresidents of Brazil. Due to the fact that Law No. 10,833/2003 has been recently enacted and no judicial guidance as to its application yet exists, we are unable to predict whether an interpretation applying such tax laws to dispositions of the ADSs between nonresidents could ultimately prevail in Brazilian courts. See “Item 10E. Additional information—Taxation—Brazilian tax considerations.”

Holders of ADSs may face difficulties in serving process on or enforcing judgments against us and other persons.

We are organized under the laws of Brazil, and all of the members of our board of directors and all of our executive officers and our independent public accountants reside or are based in Brazil. The vast majority of our assets and those of these other persons are located in Brazil. As a result, it may not be possible for you to effect service of process upon us or our managers, within the United States or other jurisdictions outside Brazil or to enforce in Brazil against us or our managers judgments obtained in the United States or other jurisdictions outside Brazil. Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain conditions are met, you may face greater difficulties in protecting your interests in the case of actions by us or our board of directors or executive officers than would shareholders of a U.S. corporation.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

General

We provide cellular telecommunications services in a region covering the states of Pará, Amazonas, Maranhão, Amapá, and Roraima in the north and northeast of Brazil. On February 19, 2004, we signed a contract with Anatel to migrate to the SMP regime from the SMC regime. At December 31, 2007, we had 1,416,620 subscribers, representing an estimated market share of 20.3% in our region, as opposed to 1,210,780 subscribers, or an estimated 22.2% market share, at December 31, 2006.

The Registrant currently owns 75.0% of the share capital, including 89.8% of the voting shares, of Amazônia Celular, and these shares constitute substantially all of the Registrant’s assets, other than cash and cash equivalents and temporary cash investments. The Registrant relies exclusively on dividends from Amazônia Celular to meet its cash needs, including cash to pay dividends to its shareholders.

The Registrant’s legal and commercial name is Tele Norte Celular Participações S.A. The Registrant was formed on August 19, 1998 as a corporation (sociedade por ações) organized under the laws of the Federative Republic of Brazil with unlimited duration. Our headquarters are located at Rua Levindo Lopes, 258, Funcionários, 30140-170, in the city of Belo Horizonte, State of Minas Gerais, Brazil, and our telephone number is 55-31-9933-3535. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19715.

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

In January 1998, in preparation for the restructuring and privatization of the Telebrás System, the cellular telecommunications operations of the Telebrás System were spun off into separate companies. In May 1998, the Telebrás System was restructured to form, in addition to Telebrás, twelve new holding companies. Virtually all assets and liabilities of Telebrás, including the shares held by Telebrás in the Telebrás System, were allocated to the new holding companies. The resulting holding companies, together with their respective subsidiaries, consisted of (i) eight cellular holding companies, one in each of eight cellular regions, holding one or more operating companies providing cellular services; (ii) three wire line holding companies, one in each of three wire line regions, holding one or more operating companies providing local and intraregional long-distance services; and (iii) Embratel, a holding company of Telecomunicações Brasileiras S.A., which provides domestic and international long-distance telephone services throughout Brazil.

The Registrant is one of the eight cellular holding companies formed in connection with the Telebrás System’s restructuring. In connection with the breakup of Telebrás, the Registrant was allocated all the share capital held by Telebrás in the operating subsidiaries that provided cellular telecommunications services in the states of Pará, Maranhão, Roraima, Amapá and Amazonas. In July 1998, the federal government sold substantially all of its shares of the new holding companies, including the Registrant’s, to private-sector buyers. The majority of the Registrant’s voting shares were purchased by Telpart Participações S.A., or Telepart. See “Item 4C. Information on the Company—Organizational Structure.”

Listing Standards

On August 1, 2005, the New York Stock Exchange, or NYSE, notified us that we were “below criteria,” as our total market capitalization was less than US$75 million over a 30 trading-day period and our shareholders’

equity was less than US$75 million (in US GAAP). In the beginning of 2006, the NYSE accepted an 18-month business plan we submitted to comply with the NYSE continued listing standards and during such period we were subject to periodical reviews by the NYSE for compliance with the goals and initiatives as outlined in our plan.

On May 11, 2007, the NYSE informed us that we were removed from the “Watch List” and are currently considered “in good standing” with respect to the NYSE’s quantitative continued listing standards, as a result of our compliance with the NYSE’s listing standards and the completed filing of our Annual Report on Form 20-F for the year ended December 31, 2005. As of June 10, 2008, our market capitalization amounted to US$197.0 million over a 30 trading-day period, above the required threshold.

However, in accordance, with the NYSE’s Listed Company Manual, we were subject to a 12-month follow-up period to ensure compliance with the NYSE’s continued listing standards. If during such period we fall below any of the NYSE’s continued listing standards, the NYSE may take appropriate action, which, depending on the circumstances, may include truncating the compliance procedures described in the NYSE Listed Company Manual or suspending trading of our securities. We remain subject to the NYSE’s normal continued listing monitoring.

Developments since January 1, 2008

Stock Purchase Agreement

On August 2, 2007 Telpart, the Registrant’s former controlling shareholder, entered into a stock purchase agreement with Vivo, with the purpose of selling its equity interest in the Registrant’s capital stock and in the capital stock of Telemig Celular Participações.

The transfer of Telemig Celular Participações’ control was approved by the Director Council of Anatel on October 23, 2007. The stock purchase agreement provided for the joint acquisition of the shares of the Registrant and Telemig Celular Participações by Vivo.

On December 20, 2007 Vivo entered into a stock purchase agreement with Telemar, pursuant to which Vivo agreed sell to Telemar the shares it held in the Registrant’s capital stock, and that it had acquired pursuant to the terms of the stock purchase agreement entered into with Telpart on August 2, 2007. The transfer of the Registrant’s control from Vivo to Telemar was approved by the Director Council of Anatel on March 4, 2008.

On April 3, 2008, the transfer of our control to Telemar became effective.

The purchase price paid by Telemar to Vivo was R$128.6 million. This amount corresponds to an acquisition price of R$99.38 per common share of the Registrant, which is equivalent to a price of R$152.01 per common share of Amazônia Celular. Additionally, Telemar acquired from Vivo certain subscription rights of new shares to be issued by the Registrant for the price of R$22.6 million.

The Registrant’s extraordinary shareholders’ meeting held on April 3, 2008 elected the new members to the board of directors of the Registrant and of Amazônia Celular as nominees of Telemar, as the new controlling shareholder. On the same date, the board of directors of each of the Registrant and of Amazônia Celular replaced the former executive officers by new executive officers nominated by Telemar. On May 5, 2008, the Registrant shareholders elected new members to the Registrant’s fiscal council as nominees of Telemar.

The sale of our control will also be submitted to the Administrative Council of Economic Law – (Conselho Administrativo de Defesa Econômica), or CADE, under the provisions of the applicable legislation.

Mandatory and Voluntary Tender Offers

On May 5, 2008, Telemar submitted to the CVM requests for the registration of public tender offers for the acquisition of any and all common shares of the Registrant and Amazônia Celular, or the Mandatory Tender Offers, held by their respective non-controlling shareholders, in compliance with article 254-A of Law No. 6,404/76 and CVM Ruling No. 361/02.

The Mandatory Tender Offer for Tele Norte’s common shares will be at the price of R$79.51 per common share, and the Mandatory Tender Offer for Amazônia Celular’s common shares will be at the price of R$121.61 per common share. The prices to be offered for these shares in the Tender Offers equal to 80.0% of the amount paid by Telemar to Vivo under the terms of the stock purchase agreement for the common shares of Tele Norte and Amazônia Celular, in compliance with the provisions of article 254-A of Law No. 6,404/76.

Telemar also intends to submit to the BOVESPA drafts of notices of voluntary tender offers for the outstanding preferred shares issued by Tele Norte and Amazônia Celular, or the Voluntary Tender Offers. The Voluntary Tender Offers will be made for the acquisition of any and all preferred shares of the Registrant and Amazônia Celular and will be made at the price of R$33.00 per preferred share of the Registrant and R$25.55 per preferred share of any class of preferred share of Amazônia Celular. The commencement of the Voluntary Tender Offers is subject to the non-occurrence of any material adverse event that might affect Telemar’s decision to commence the Voluntary Tender Offers and to the approval of the notices of the Voluntary Tender Offers by the BOVESPA.

The Voluntary Tender Offers are not intended to cancel the registration of the Registrant or Amazônia Celular as publicly traded companies with the CVM.

Capital Expenditures

For a description of our capital expenditures, see “Item 5. Operating and Financial Review and Prospects.”

B.	Business Overview

Our Region

Our authorization area covers more than 3,500,000 square kilometers in the north and northeast of Brazil, spanning approximately 41.4% of Brazil’s area, with a population of approximately 17.6 million people, representing approximately 9.4% of Brazil’s population. During 2003, our region generated approximately 4.9% of Brazil’s gross domestic product, or GDP. Per capita income is relatively low. At December 31, 2007 our region had 19 metropolitan areas with populations in excess of 100,000 people, including the cities of Belém, Manaus, São Luís, Boa Vista and Macapá. At December 31, 2007, approximately 38.7% of the people in our region owned a mobile phone. Our business, financial condition and results of operations depend largely on the performance of the Brazilian economy and the economy of our region, in particular. See “Item 5A. Operating and Financial Review and Prospects—Operating Results—Overview—Brazilian Political and Economic Environment” for a description of the Brazilian economic conditions.

The following table presents gross domestic product and per capita income information for each state in our region at and for the year ended December 31, 2003, which is the latest period for which such information is available.

	Year Ended December 31, 2003
State	% of Brazil’s GDP(1)	Per capital income
Maranhão	0.9	R$	2,354
Pará	1.9	R$	4,367
Amazonas	1.8	R$	9,100
Amapá	0.2	R$	5,584
Roraima	0.1	R$	4,569

Region	4.9	R$	4,537

Source: Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatístíca) or IBGE.

(1)	Gross Domestic Product, or GDP.

The following map shows the location of our region within Brazil.

Services

We are one of the providers of cellular telecommunications services in our region and had an estimated market share of 20.3% at December 31, 2007, as compared to an estimated 22.2% and 25.7% market share at December 31, 2006 and 2005, respectively. Our mobile services use the 2G technology, which combines economy of scale, quality of service for voice and high-speed data, global roaming capabilities and future-proof migration path to advanced data capabilities, which is the GSM/EDGE technology. We have been involved in the process of overlaying GSM technology onto our TDMA/Advanced Mobile Phone System, or AMPS, network since the last quarter of 2004, which incorporates updated versions of Enhanced Data Rates for Global Evolution, or EDGE, technology for data transmission. We offer GSM service to subscribers in 159 localities. In order to improve our new multimedia services, we have been using TDMA spectrum to implement the UMTS/HSPA network, aggregating a new Code Division Multiple Access, or CDMA, technology. By taking such measure, we are up to date with the most advanced technology, with a potential to becoming the dominant market for broadband technology, the UMTS/HSPA technology. We offer digital service (TDMA and/or GSM) to subscribers in all the cities in our area, covering 213 locations.

We recognize that adapting our services in response to technology advances is a key factor in maintaining our competitiveness in the States of Amapá, Amazonas, Maranhão, Pará and Roraima, and we are committed to keeping our network and services modern and reliable. In early 2004, we decided to begin the process of transforming our network from a TDMA-based network to a GSM-based network. This process involves overlaying GSM technology onto our existing network over a three to five year period. Currently, most of our client base already operates on GSM network, and the other clients will undergo migration naturally. Our introduction of GSM/EDGE service for our subscribers is improving data transmission speed and establishing a base for the sale of continuously evolving mobile products and services. In November 2004, we began offering GSM/EDGE technology services in certain parts of our area.

We offer a series of services to prepaid and contract subscribers, as well as business solutions to corporate users. One of our innovative rate plans launched in 2007 was Poupo, a new product developed with the purpose to launch our operations to the residential market. Poupo obtained a significant result since its launching, due to its mobility and reduced price.

We also improved and reformulated our portfolio of products and services to encourage consumption and offer more facilities to our customers. We launched subscription plans to the individual and corporate segments, we introduced a new portfolio of recharges and distribution channel and the sale of recharge through the subscriber’s mobile handset.

During 2007, we encouraged sales of chips and prepaid credit, and made a selective offering of mobile phones at more accessible prices and with special advantages.

One of the innovations in the prepaid segment in 2007 was the credit transfer service. This service allows clients to transfer credit in the amounts of R$3.0, R$5.0, R$10.0 or R$50.0 among them, through their mobile handsets, via Short Message Service, or SMS. The credits received may be used for voice, data and messages services, and are valid for seven days.

We were pioneers in the launching of a mobile media application in Latin America named Se Liga, which broadcasts products, services and promotions in the cellular screen when the equipment is idle, through silent and non intrusive messages.

We are constantly evaluating emerging market trends and customer demand in order to develop new services. In 2007, we launched new value added services such as full track downloads, missed call notice, video downloads and mobile payment services.

Through agreements with other mobile service providers, we offer automatic voice and data roaming services throughout Brazil to our subscribers that allow them to make and receive calls while out of our area. We have implemented 104 bilateral international roaming agreements in 129 countries for roaming on GSM networks.

In addition, we provide mobile telecommunications services to subscribers of other mobile service providers while they are in our area. These other service providers are charged by us under roaming agreements for the service provided to their subscribers.

Strategy

Our strategy is to increase our profitability by maintaining our market share of high revenue subscribers, reducing and containing our costs and expanding operations to markets with good prospects. The key elements in implementing this business strategy are to:

•

Effectively manage the migration of our network to GSM technology. In November 2004, we introduced GSM service to certain parts of our area. This event marked an important stage of the migration of our network from TDMA to GSM technology. The transition from TDMA to GSM technology will encompass approximately a three to five year period. We are carefully managing the GSM migration process by paying particular attention to maintaining the quality and reliability of service, preventing service disruptions and containing costs relating to the migration. Currently, most of our client base already operates with GSM network, and the other clients will undergo migration naturally.

•

Retain the quality of our subscriber base by providing the best customer service and service plan options to high revenue users. An increase in our market share of the Brazilian mobile market will generally require the addition of subscribers who will purchase prepaid plans to use a relatively small amount of airtime per month. While we expect to continue to increase our subscriber base and to grow in this segment of the market, we also plan to focus heavily on retaining and building our high revenue subscriber base. We also intend to accomplish this goal by continuing to provide our customers with the best quality of service we can make available to them, including preventing service disruptions and striving to further refine and customize our services to better suit the individual preferences and spending profiles of our customers.

•

Maximize synergies between the Registrant and Telemar. With the transfer of our control to Telemar on April 3, 2008, we expect to take advantage of the synergy existing between both companies, especially the reduction of costs related to the larger scale in the purchase of handsets and equipment and the stronger activity in the Brazilian market.

Subscribers

The following table sets forth information regarding our operating data and subscriber base for the periods indicated.

	Year ended December 31,
	2005		2006		2007
Contract subscribers at period end		257,155		232,271		212,552
Prepaid customers at period end		965,886		978,509		1,204,067

Total		1,223,041		1,210,780		1,416,619

Net subscriber growth during year		-2.6%		-1.0%		17%
Estimated population of our region at period-end (in millions)(1)		17.3		17.6		17.9
Estimated covered population at period-end (in millions)(2)		11.9		12.2		12.4
Percentage of population covered at period-end(3)		68.7%		69.1%		69.2%
Penetration at period-end(4)		28.5%		30.7%		38.7%
Average monthly incoming minutes of use per subscriber:
Contract subscribers		81		85		83
Prepaid customers		22		24		27
Average monthly outgoing minutes of use per subscriber
Contract subscribers		112		136		161
Prepaid customers		8		12		18
Average monthly revenues per subscriber(5)
Contract subscribers	R$	72	R$	80	R$	89
Prepaid customers	R$	10	R$	12	R$	17

Total blended average	R$	24	R$	25	R$	29
Cost of acquisition per subscriber(6)	R$	158	R$	122	R$	138
Average monthly churn(7)		4.0%		4.6%		3.4%
Estimated market share at period end:		25.7%		22.2%		20.3%

(1)	Estimates based on data from Target 2005 (Brasil em Foco).
(2)	Estimates by our management of the number of people within our region who can access our cellular telephone signal.
(3)	Estimates by our management of the percentage of the population of our region who can access our cellular telephone signal.
(4)	Estimates by our management of the percentage of cellular lines in service in our region divided by the population of our region.
(5)	In nominal reais, net of value-added taxes the Social Integration Program (Programa de Integração Social), or PIS, and the Contribution for Social Security Financing (Contribuição para Financiamento da Seguridade Social), or COFINS and the Circulation of Merchandise and Services Tax (Imposto sobre Circulação de Mercadorias e Serviços), or ICMS.
(6)	Calculated based on the (sum of salaries paid to our marketing and selling personnel, consulting fees regarding sales and marketing services, commissions, subsidies for the sale of handsets, advertising and promotion costs, and the Contribution for the Telecommunication Inspection Fund (Fundo de Fiscalização das Telecomunicações), or FISTEL tax (activation tax)), less the activation fee for the period, divided by the number of gross activations in the period.
(7)	Calculated based on the year-to-date deactivations divided by the sum of average monthly opening number of subscribers since beginning of the year multiplied by 12, divided by the number of months in the period.

Contract and Prepaid Market

At December 31, 2007, we had 1,416,619 subscribers, an increase of 17.0% over December 31, 2006, and an estimated market share of 20.3%, compared to estimated market shares of 22.2% and 25.7% at December 31, 2006 and 2005, respectively. Our customers’ base consists of (i) contract subscribers, who pay a monthly fee to enroll in one of our rate plans and who are invoiced monthly after services have been provided to them; and

(ii) prepaid customers who purchase in advance cards that contain a specified number of airtime credits that can normally be used within the 180 day period after the prepaid card is activated. Our contract subscribers consist primarily of higher income individuals who use their handsets for both personal and business purposes. Our prepaid customers are generally younger, have lower income than contract subscribers, and use their handsets to receive more than to place calls.

Our contract subscribers used an average of 243 minutes of airtime per month in 2007, as compared to an average of 221 minutes per month registered in 2006. Our prepaid customers used an average of 44 minutes of airtime per month in 2007, as compared to an average of 36 minutes of airtime per month in 2006. Our prepaid subscriber base increased by 23% in 2007 to 1,204,067 from 978,509 at December 31, 2006 and 965,886 at December 31, 2005. During that time, our contract subscriber base decreased from 257,155 at December 31, 2005 to 232,271 at December 31, 2006 and 212,553 at December 31, 2007. The decrease in our contract subscriber base is a consequence of strong competition in our area. As of December 31, 2007, 85.0% of our subscribers were prepaid customers and 15.0% were contract customers, as compared to 80.8% and 19.2%, respectively, at December 31, 2006 and 79.0% and 21.0%, respectively, at December 31, 2005. The average cost of acquiring our customers increased to R$138 at December 31, 2007 from R$122 in 2006, as compared to R$158 in 2005.

The growth of prepaid services is due to a number of factors, including (i) previous market penetration efforts having already reached substantially all those who fit the profile of contract subscribers; (ii) a “calling party pays” environment whereby a prepaid customer does not incur charges in responding to an incoming call while inside our area; (iii) the ability of subscribers to make collect outgoing calls without incurring charges; and (iv) ease of access to prepaid services because no credit checks are conducted in connection with the provision of prepaid services. We believe that prepaid plans are attractive to a wide range of cellular customers. In addition to helping customers control costs, a prepaid program has no monthly invoice and allows customers to prepay for cellular services in cash. The prepaid market is comprised of customers who generally earn a variable income and prefer not to make a fixed financial commitment, who do not have the credit profile required to purchase a contract plan or who seek cellular services for emergencies or limited use only.

Benefits of an increased prepaid customer base include: (i) no billing and collection expenses and no delinquent accounts; (ii) advance receipt of cash from subscribers in exchange for services that may or may not have to be provided, depending upon whether or not the prepaid card is used; and (iii) a lower cost of acquisition for each prepaid customer as compared to a contract subscriber due to, among other things, substantially lower subsidies for prepaid customers’ handsets. However, offsetting these benefits is the fact that prepaid customers generally spend less than one-fifth as much as contract customers on cellular services, tend to roam less, and rarely use other value-added services. Most of the revenue generated from the growth of our prepaid customers’ base comes in the form of interconnection fees that we charge when subscribers of other telecommunications operators use our network to make an incoming call to one of our prepaid customers.

The growth of the subscriber base of all Brazilian mobile telecommunications service providers, including A Band operators, will likely be predominantly in the prepaid market in the future as most of those who have the profiles of contract subscribers have usually already contracted with a mobile service provider. Further market penetration will largely involve those whose customer profile is better suited to the use of prepaid services.

A prepaid customer is no longer considered a customer after 60 days from the expiration date of the last prepaid card. The validity of the credit varies according to its value: R$3.0 (3 days), R$5.0 (5 days), R$10.0 (30 days), R$15.0 (60 days), R$20.0 (90 days), R$35.0 (120 days) and R$50.0 (180 days).

The customer’s number is then deactivated, and he or she is considered to have turned over. Usually, prepaid card balances are automatically cancelled if the customer has not activated a new card before the last day of the expiration date of the current credit. Currently, if a contract subscriber’s payment is more than 90 days past due, the subscriber is considered to have turned over, except for the Plano Controle subscribers, who are churned if payment is more than 78 days past due.

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

Our average monthly churn rate in 2005, 2006 and 2007 was 4.0%, 4.6% and 3.4%, respectively. The high churn rates over the mentioned periods have been due primarily to the increase in competition in our area, which prompted some to change mobile service providers, and to contract terminations linked to high unemployment and a decrease in salaries in real terms of people living in our area.

We were better able to contain churn rates among our high value customers through our customer segmentation strategy and retention programs, such as the loyalty plan, branded Plano Você, which was launched in the second quarter of 2003 and rewards our clients according to their network usage and length of time as a customer. The Plano Você loyalty plan contributed to controlled churn rates in an increasingly competitive environment.

Sources of Revenues

Our total net revenues reached R$445.6 million, R$404.1 million and R$511.4 million in 2005, 2006 and 2007, respectively.

We generate revenue from (i) usage charges, which include measured service charges for outgoing calls, incoming collect calls, roaming and other similar charges; (ii) monthly subscription charges; (iii) interconnection fees, which are amounts charged by us to other telecommunications service providers, including other cellular, fixed-line and long-distance service providers, for incoming calls requiring the use of our network and long-distance calls made or received by means of our network; (iv) sales of handsets and accessories; and (v) other charges, such as charges for internet access, text messaging, call forwarding, call waiting and call blocking. The rates that we charge for our service plans and interconnection are influenced by or subject to regulation by Anatel. We also earn monthly revenues from providing co-billing services and from the use of our prepaid platform when our customers choose a telecommunications service provider to make long-distance calls, both domestically and internationally.

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

We provide contract services through a variety of rate plans, mostly under the Ideal brand name, ranging from plans offering a fixed number of free minutes each month to plans offering rate discounts to subscribers using mobile services during specified times of the day or on weekends.

In April, 2007, we launched new postpaid service plans under the name of Conta, turning the postpaid services segment more attractive and competitive with market profile by offering a flat rate that includes SMS, Multimedia Message, or MMS, and long-distance advantages, in addition to reduced rates in the new portfolio in all bands. As of December 31, 2007, we recorded a penetration rate of 27.5% in the new plans base.

We also launched promotional plans to postpaid subscribers in May 2007. Plano Fim de Semana offers its subscribers unlimited Telemig Celular to Telemig Celular calls during the weekends. The Plano Sempre Amigos, in turn, offers up to a 90.0% discount in calls between its subscriber and his selection of our two Amazônia Celular numbers. The price of each plan is R$9.90 per month. These plans contributed to increases in revenues and encouraged customer loyalty.

In 2007, we started to offer one more feature to our Plano Controle subscribers. Through this feature, additional contracted credits are made available to the plan’s subscriber at the end of the franchise period and payment is only charged in the subscriber’s next bill. The Plano Controle Extra reduced cards activation costs and led customers that traditionally did not activate credits to do it regularly. This new feature contributed to increases in revenues and enhanced Plano Controle’s subscribers’ loyalty.

Roaming Fees

We also receive revenue from roaming agreements with other cellular service providers. When a call is made from within our area by a subscriber of another cellular service provider, that service provider pays us for the call. Conversely, when one of our subscribers makes a cellular call outside our area, we must pay charges associated with that call to the mobile telecommunications service provider in whose area the call originates. In 2007, roaming fees accounted for 1.1% of our net service revenues. During 2006, roaming fees accounted for 3.1% of our net service revenues, as compared to 8.4% of our net service revenues in 2005.

Interconnection Fees

Until July 13, 2006, interconnection fees for local mobile traffic were due only if the traffic balances between any two companies operating in the same area was either less than 45.0% or in excess of 55.0% (“bill & keep regime”). Beginning July 14, 2006, new regulation on SMP network usage fees issued by Anatel established that interconnection payments should occur for the full amount of traffic between operators (“full billing” regime).

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

In September 2007, we also entered into an agreement with Embratel that became effective in January 2008, under which we agreed to readjust prices of the interconnection fee (VU-M) on long-distance calls VC2 and VC3 between Amazônia Celular and Embratel by 6.56% in order to bring those VU-M rates to prices currently practiced in the market.

In July 2007, STFC and SMP providers, with the exception of Embratel, Intelig, GVT and TIM-LD, entered into an agreement amending the interim agreement of 2005, which readjusted the interconnection fee (VU-M) by 1.97%, effective on May 31, 2007. The readjustment of the interconnection fee by 68.5% of the adjustment index for 2008 was also negotiated on this occasion. This adjustment, once ratified by Anatel, will be applied to local calls VC1 between fixed and mobile lines of local operators’ basic plans.

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

At December 31, 2007, we had 530 independent distributors’ points-of-sales, located primarily in metropolitan centers, compared to 560 at December 31, 2006 and 545 at December 31, 2005, respectively. Our independent retail network includes well known retail chains, drugstores and supermarkets with well traveled points of sale and active sales promotions.

Company Stores

We sell telecommunications services, handsets and accessories through company-owned stores and kiosks located throughout our area. At December 31, 2007, we had 29 company-owned stores as compared to 22 at December 31, 2006 and 11 at December 31, 2005.

Distributors and Marketing

At December 31, 2007 and December 31, 2006, we sold prepaid cards at approximately 25,596 and 16,000 points-of-sale located throughout our area, respectively, distributing them through national and regional retail franchise chains, supermarkets, lottery ticket stands, newsstands, banking branches and drugstores. We have also implemented a customer rewards program based upon the number of minutes of airtime used and length of time as a customer.

Customer Service

One of our principal goals is to provide our customers with excellent customer care. During the first year of service we contact our clients five times through SMS, and nine times through our call center to ask about their degree of customer satisfaction, if they have had any service-related problems or questions, and to ensure they are receiving the plans and services that are best suited to their level of usage and preferences. We provide our clients with 24-hour customer service to answer questions and resolve service problems through a call center infrastructure that can accommodate up to 16,000 calls per hour during peak hours. Through our customer service attendants, we are able to provide immediate accessibility to customers for requests relating to matters such as reactivation, addition of value-added services and number changes. During 2007, our customer service department answered, on average 532,002 calls per month and responded to an average of 415 letters and e-mails per month, as compared to an average of 549,603 calls per month and 641 letters and e-mails per month in 2006. The customer satisfaction rate among our subscribers was 82.0% in 2006 and 80.2% in 2007. In 2007, 89.8% of all complaints threatening termination of subscription were satisfactorily resolved with the customer deciding to retain his or her subscription, as compared to 89.6% in 2006. We adopted the Customer Operations Performance Center methodology, which aims at quality, services, productivity improvement, and cost reduction combined with increase in profits.

Network

In early 2004, we decided to begin transforming our network from a TDMA-based network to a GSM-based network. This process involves overlaying GSM technology onto our existing network over a period of approximately three to five years. Our introduction of GSM/EDGE service for our customers enhanced their data transmission speed and established a base for the sale of continuously evolving mobile products and services. During 2005, 2006 and 2007, we made capital expenditures of R$58 million, R$38 million and R$23 million, respectively, in our network, being primarily associated with the GSM network expansion.

At December 31, 2006 and December 31, 2007 our TDMA network covered approximately 68% and 69%, of the population in our area, respectively. By year-end 2006 and 2007, our TDMA network consisted of ten cellular switches, and 354 and 353 cell sites, respectively. Currently, our TDMA switches and cell sites have the capacity to provide services to approximately 837,000 subscribers. Ericsson is the main supplier of our TDMA network equipment.

On November, 2004, we started to expand our mobile telecommunications network through a network overlay based on GSM technology and, by December 31, 2007, it already covered approximately 63% of the population in our area and consisted of four cellular switches, four media gateways, seven base station controllers and 353 cell sites. Our GSM network is interconnected with other networks through our TDMA network. By December 31, 2007, our GSM switch and cell sites had the capacity to provide services to approximately 1.1 million subscribers.

In addition to network expansion, we have increased the capacity and improved the quality of our network by improving the existing base stations and by adding more channels. As a result of these measures to improve service quality, our rate of interrupted calls was only 1.2% in 2006 and 1.5% in 2007, below the 2.0% target defined by Anatel. We are currently in compliance with regulatory obligations relating to quality of service. See “—Regulation of the Brazilian Telecommunications Industry” for a description of these obligations.

Technology

Trends in the choice of technologies implemented or being implemented by other mobile service providers in Brazil and worldwide indicate that the future of mobile service lies with technologies such as UMTS and its updated version with Long Term Evolution, or LTE, as another access technology, and WiMAX. Currently, a large portion of our customers is still using our GSM network, which is the dominant mobile technology in Brazil and abroad. As our TDMA-compatible customer base has diminished significantly in recent years, we expected to use TDMA spectrum to implement UMTS/HSPA access network markets where revenues are expected to increase. Currently, GSM is the established standard mobile technology in Brazil. At December 31, 2006, approximately 63.5 million mobile subscribers in Brazil were using GSM technology, compared to approximately 11 million using TDMA and approximately 25 million using CDMA. At December 31, 2007, approximately 94.9 million mobile subscribers in Brazil were using GSM technology, compared to approximately 5.1 million using TDMA and approximately 20.9 million using CDMA. In early 2004, we decided to begin the process of transforming our network from a TDMA-based network to a GSM-based network. This process involves overlaying GSM technology onto our existing network over a three to five year period. Our introduction of GSM/EDGE service for our subscribers is enhancing their data transmission speed and establishing a base for the future offering of continuously evolving mobile products and services. By the end of 2005, the GSM/EDGE technology services covered all our served area. During 2006 we implemented the split architecture in our switch network, introducing core network elements from our equipment provider, Ericsson. This core switch technology will bring savings in operating expenses through lower power consumption and transmission facilities optimizations.

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

Provisions for doubtful accounts were 3.3%, 4.6% and 2.7% of net service revenues in 2005, 2006 and 2007, respectively. The decrease in 2007 resulted from more strict credit policies applied and improvements in the collection system.

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

We have implemented fraud detection and prevention measures to reduce fraud-related losses. Fraud-detection measures consist of computerized reviews of call records to detect abnormal calling patterns. When abnormal patterns are found, the subscriber is contacted by our fraud control staff and, if cloning has occurred, the subscriber’s number or handset is changed. Fraud-prevention measures include restrictions on international calls from a given number and restrictions on three-way calling by customers with international direct-dial access. We have also implemented a fraud management system to detect cloning in respect of international calls. Our migration to GSM technology has reduced our incidence of cloning fraud because GSM technology employs more sophisticated encryption techniques than TDMA technology.

We have also implemented measures to prevent and reduce subscription fraud. These measures include the performance of the customer’s credit check, by analyzing his/her identification documents and requiring the submission of documents to prove the receipt of salary and also proof of residence. We have also been training our sales force as to how to detect a potential fraud and measures to be taken in such event. In addition, we have included in new agreements with contract customers a provision allowing us to terminate the agreement at any time in the event of improper use of the cellular phone, which includes improper or fraudulent use of stolen or lost documents by a third party.

Operating Agreements

Interconnection Agreements

Incumbent fixed-line providers are obliged to provide interconnection services to mobile operators with the incumbent’s own installations. We have entered into interconnection agreements with Vivo, our B Band competitor, Oi, which was our D Band competitor prior to April 3, 2008, TIM, our E Band competitor, Telemar, Embratel, Brasil Telecom, Telefonica, GVT, CTBC, TIM and Intelig, the long distance carriers operating in our area, and with Telemar, Embratel, TIM and Intelig, the local carriers operating in our area. The terms of these interconnection agreements include provisions for the number of connection points, the method by which signals must be received and transmitted, and the costs and fees of interconnection. Network usage fees are also assessed based on the terms of these agreements. We have also entered into an agreement with Brasil Telecom under which our subscribers pay a lower rate to use long distance services offered by Brasil Telecom.

Amazônia Celular has agreements with Telemig Celular, Claro, Oi, TIM, CTBC, Nextel, BrT Celular and Vivo’s network regarding short message interworking. The international agreements were established in 26 countries with operators such as: T-Mobile USA, Cingular Wireless USA, Verizon USA, Sprint-Nextel USA, CTI Móvil Argentina, Rogers Wireless Canada among others. These interconnections allow the customers of Amazônia Celular and of all the mentioned operators above to exchange short text messages between their mobile stations in Brazil and other countries.

An MMS network was established and successfully integrated in July 2005 between all the Brazilian operators mentioned above. These interconnections allow the customers of Amazônia Celular and of all such operators to exchange MMS between their mobile stations, also in the whole country of Brazil.

See “—Regulation of the Brazilian Telecommunications Industry—Obligations of Telecommunications Companies” and “—Regulation of the Brazilian Telecommunications Industry—Interconnection.” For recent changes to the collection and setting of interconnection fees, see “—Sources of Revenues.”

Roaming Agreements

Roaming services must be made available to other mobile operators upon the request of that operator. We have entered into agreements for automatic roaming with all other A and B Band service providers outside our area for the TDMA technology and with Telemig Celular, Claro, TIM, BrT GSM and CTBC Celular for the GSM technology, for postpaid and prepaid customers. Amazônia Celular also offers to its customers GPRS roaming with Telemig Celular, Vivo, TIM and Claro. These roaming agreements permit our customers to access the networks of other cellular service providers while traveling or “roaming” outside our area. Conversely, we are required to provide roaming services to clients of those mobile operators from outside our area when they are within our area. The agreements require the parties to provide service to roaming subscribers on the same basis as they provide service to their own subscribers and to carry out a monthly reconciliation of roaming subscriber usage charges. The agreements regarding GSM network have a one-year term, which is automatically renewable for further one-year terms. The agreements regarding the TDMA network have an indefinite term. We have also implemented 129 bilateral agreements in 109 countries for roaming on the GSM network, which represents the attendance of 99% of the interest traffic of the Amazônia Celular. We have GSM roaming agreements in countries like: USA, France, Spain, Germany, Argentina, China, Belgium, the Netherlands, Italy, Mexico, Paraguay, Portugal, the United Kingdom, Turkey and Uruguay, among others, and Amazônia Celular also offers to its customers international GPRS roaming in Argentina, Mexico, Spain, Japan, Canada, Germany and USA, that also enable subscribers of those carriers to use roaming services in our area.

Competition

Currently, we face direct competition in our area from B, D and E Band frequency range operators. The license to provide mobile telecommunications services in our area on the B Band frequency range was granted to NBT (which was subsequently acquired by Vivo, a joint venture of Portugal Telecom and Telefonica Móviles), which commenced operations in October 1999. Oi, a subsidiary of Telemar, our controlling shareholder since April 3, 2008, won the bid for the D Band frequency range in our area and began operations in June 2002, using the brand name “Oi.” TIM won the bid for the E Band frequency range for our area and commenced operations in October 2002. All mobile operators may have their frequencies renewed for an additional 15-year period. The licenses of Oi and TIM will both expire in 2017. Currently, there are no more licenses to be sold in our area. However, it is possible that Anatel may decide in the future to auction authorizations to acquire frequencies to operate so-called “third-generation,” or 3G, mobile telecommunications services in our area.

At December 31, 2007, we had an estimated market share of 20.3% and Vivo, Oi and TIM had estimated market shares of 30.0%, 16.5% and 33.2%, respectively. At December 31, 2006, we had an estimated market share of 22.2% and Vivo, Oi and TIM had estimated market shares of 31.4%, 17.2% and 29.1%, respectively. At December 31, 2005, we had an estimated market share of 25.7%, and Vivo, Oi and TIM had estimated market shares of 37.1%, 14.5% and 23.1%, respectively.

Other Competition

We also compete with other mobile telecommunications services, such as mobile radio, paging and beeper services, which are used in our area as a substitute for cellular telecommunications services because they are generally less expensive. The most significant provider of these services is Nextel. Satellite services, which provide nationwide coverage, are also available in Brazil. Although satellite services have the benefit of covering a much greater area than cellular telecommunications services, they are considerably more expensive than cellular telecommunications services and do not offer comparable coverage inside buildings. As a result, they do not represent an attractive alternative for most mobile customers. We used to compete with fixed-line telephone service providers, the most important of which in Amapá, Amazonas, Maranhão, Pará e Roraima is Telemar, which became our controlling shareholder on April 3, 2008.

Regulation of the Brazilian Telecommunications Industry

Our business, including the nature of the services we provide and the rates we charge, is subject to comprehensive regulation under the General Telecommunications Law, which was enacted in July 1997. Anatel is the regulatory agency that oversees our activities and enforces the General Telecommunications Law. Anatel is administratively independent and financially autonomous. Anatel has the authority to propose and issue regulations pursuant to the General Telecommunications Law that are legally binding on telecommunications service providers. Before becoming effective, proposed regulations must undergo a period of public consultation and comments, which may include public hearings.

One of the most important recent public consultations was No. 642, which deals with proposals for changes in the regulation of SMP. The public consultation period set forth by Anatel’s proposal ended on January 16, 2006. The new SMP regulation enacted through Resolution No. 477 dated August 14, 2007, became effective on February 13, 2008 and confirmed some of the changes that had already been contemplated in the public consultation, such as:

•	revalidation of expired credits upon the insertion of new credits;

•	return in double of amounts paid in excess to the SMP operators due to incorrect billing;

•	limitation of grace period in postpaid plans to 12 months;

•	upgrading SMP service centers to improve access by people with hearing disabilities;

•	suspension of services for a period no longer than 180 days at no cost when requested by the client;

•	preparation of detailed billing report at no cost when requested by prepaid clients; and

•	increase in the time for blocking partial or total access in cases of defaulting customers, going from 15-30 days after the due date, to 30-60 days.

In addition, the new regulation established the following changes to SMP regulation that had not been previously contemplated by the public consultation.

•	delivery of protocol number in all interactions with the client, with call traceability and recording;

•	tools for comparing the advantages and disadvantages of each plan offered by us; and

•	free unlocking of mobile stations, allowing clients who purchased cell phones from us to use it in other cellular phone providers’ networks.

In order to minimize the impacts resulting from these regulatory changes, we had already prepared ourselves during the last quarter of 2007 to meet and comply with the terms set forth by the new regulation, mainly those related to customer service which affect procedures and require significant changes to our systems.

Another Anatel public consultation (CP No. 653/2005) completed in January 2006 established rules about charging administrative fees for the management of numbering plans. The regulation was issued in December 2006, through Resolution No. 451/2006, and may be challenged by the Association of Mobile Operators in Brazil (Associação Nacional dos Prestadores de Serviço Móvel Celular), or ACEL.

Anatel also issued Regulation No. 460/2007, regarding number portability, which will allow users to change their operating company, without changing their original phone number. Number portability will be provided by fixed and mobile operators, until March 2009, with most incurring costs being borne by the operators. The creation and establishment of a Portability Implementation Group, or GIP, led by Anatel with the participation of all telephone operators, collectively decided on the implementation of a number portability model and elected the Brazilian Association of Telecom Resources (Associação Brasileira de Telecomunicações), or ABRT, as managing entity of the portability data base, taking a major step towards implementing the new model, within the forecasted term. Amazônia Celular has already adopted network and IT solutions, as well as revised all operating processes necessary for the implementation of the new model in November 2008.

In addition, Anatel published the following new regulations on interconnection and network usage fees of SMP providers: (1) new General Regulation on Interconnection (Regulamento Geral de Interconexão—Resolution No. 410/2005, or RGI); (2) the Regulation on Costs Separation and Allocation (Resolution No. 396/2005); and (3) the Regulation on SMP Networks Usage Fees of SMP providers (Regulamento de Remuneração pelo Uso de Redes de Prestadoras do SMP – Resolution No. 438/2006). We highlight, among others, the following changes in the regulation that may adversely affect our results:

•	two SMP providers controlled by the same economic group can receive only one instead of two interconnection charges (VU-M) for calls originated and terminated in their networks;

•

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

•	VU-M prices must follow the discounts granted to fixed telephony customers for out-of-business-hours calls;

•	when receiving calls from public telephones, VU-M will adopt the same tariff rules that apply to public telephones;

•	creation of VU-M price unification among SMP providers of the same economic group having significant market power; and

•

the interconnection payments between SMP operators for traffic in the same registration area may occur independently of the traffic balance between the operators (this regime is referred to as “full billing”). Before the adoption of the above-mentioned regulation, payments between SMP operators for traffic in the same area only occurred when the traffic balance between any two companies was either less than 45.0% or in excess of 55.0% (this regime is referred to as “bill and keep”).

On December 11, 2006, Anatel issued Resolution No. 454/2006, setting forth new rules regarding the usage of spectrum at 800, 900, 1800, 1900 and 2100 MHz bands. The regulation provides for spectrum for one new GSM license in the 1800 MHz band, and up to five UMTS licenses in the 1900/2100 MHz bands. Anatel also identified also a spectrum slice (5+5 MHz) that could be used either for a CDMA license, using the American PSC frequency allocation, or for UMTS service. The regulatory process was subject to a public consultation on the General Authorization Plan that establishes the number of licenses that should be allowed for SMP service. The consultation process was concluded in April 2007. In July 2007, a public bidding notice for the remaining radio frequencies beyond the spectrum slice L (5+5MHz) was announced. The public bidding took place in September 2007.

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

As a result of fraud in VC2 (long-distance within an area code) and VC3 (long-distance outside an area code) calls, discussions arose regarding co-billing. Market participants started discussing who would undertake the responsibility for paying the use of networks in case of calls involved in frauds. Under the previous model (SMC), mobile telecommunication service providers received the revenues and, consequently, were responsible for VC2 and VC3 calls. At that time, in case of frauds in VC2 and VC3 calls, mobile telecommunication service providers used to undertake losses and pass due amounts through STFC providers, which were the carriers of these long-distance calls. Under the current model (SMP), STFC providers receive the revenues and, consequently, are responsible for VC2 and VC3 calls. In case of frauds in these calls, STFC providers understand that these calls are not chargeable to users, and consequently, SMP providers are not supposed to be paid for the usage of their networks; causing a complex deadlock.

Also during 2005, several negotiations took place between mobile and fixed line operators regarding co-billing and fraud occurrences within the networks, the negotiations had structures for working groups to discuss the various themes addressed. The National Anti-Fraud Group was created with the participation of mobile and fixed line operators and also representatives of Anatel. The purpose of this group is to integrate fixed line operators into the National Center for Anti-Fraud in order to provide the necessary information database to combat fraud and the misuse of long-distance calls. As a consequence of the creation of this group, a pilot test occurred involving Telemar, the results of which indicated a high-level of performance in the process of centralization. This, in turn, favored the establishment of a national anti-fraud network with the participation of both mobile and fixed line operators. This process is expected to be concluded during 2008. There are also some disputes between SMP and fixed line operators regarding their respective responsibilities in the process of co-billing.

The operational stability we reached during 2007, coupled with the substantial decrease in the amount of frauds relating to cloning of mobile phones in 2006, resulted in a substantial increase in our revenues from calls originated from post-paid customers forwarded for co-billing, as compared to the year ended December 31, 2006. In 2007, we surpassed the average of 90% of revenues from calls originated from post-paid customers forwarded for co-billing, which, according to STFC providers, is the minimum percentage for profitability of their businesses.

Licenses

On February 19, 2004, we signed a contract with Anatel to migrate from the SMC regime to the SMP regime, which involves the former SMC concessionaire becoming a party to an authorization term. An authorization is a license granted by the public administration under Brazil’s private regime, to offer telecommunications services, subject to complying with prescribed network scope and service performance standards. Under the SMP regime, authorizations are granted for an indeterminate period of time, but we will still be required to periodically apply to Anatel for extensions of our right to use our radio frequencies. Our current radio frequency permit that expires in 2009 has already been extended for an additional 15-year term. We obtained from Anatel the additional spectrum on the 1,800 MHz and 900 MHz frequency ranges required to complete our migration to GSM technology.

In June 2005, Anatel granted us a license to provide Multimedia Communication Services (Serviço de Comunicação Multimídia), allowing us to provide this high speed data service throughout Brazil and increase our product portfolio.

Radio Frequency

Between March and August 2009, our radio frequency licenses will have been in place for their full terms of 15 years. Regulations require us to request an extension 30 months prior to the expiration of the license. Therefore, in August 2006, we applied to extend our licenses for the use of radio frequencies for an additional 15 year term. According to the regulations, the extension is automatically granted and related fee payments will begin in 2011.

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

Our authorizations impose obligations on us to meet quality of service standards relating to our network’s ability to make and receive calls, call failure rates, capacity to handle peak periods, failed interconnection of calls and customer complaints. This quality of service standards are defined by Anatel and information in respect of these standards must be reported by us to Anatel.

Quality Standards

Since 2004, when we migrated to SMP, we have been providing Anatel with our operational indicators. In addition, we are certified by the Bureau Veritas Quality International (BVQI), which vouches for the reliability of all indicators.

We were able to improve our systems and operating procedures during 2005, and we currently meet all required quality standards.

In addition, during 2005, 2006 and 2007 we were best ranked by Anatel on customers’ satisfaction (least complains per subscriber) among SMP operators with more than 1.0 million customers. However, this better than average performance does not imply that fines cannot be imposed related to the period of time while we were adapting our systems and procedures to meet the stringent SMP quality standards. Accordingly, in January 2007, Amazônia Celular received a notification from Anatel related to this matter. Amazônia Celular submitted a waiver application in response, which is currently under Anatel’s analysis. See “Item 8A. Financial Information—Consolidated Financial Statements and Other Financial Information—Legal Proceedings—Administrative Proceedings commenced by Anatel—Regarding Quality Standards” for further information.

Interconnection

Under the General Telecommunications Law, all mobile telecommunications service providers must provide interconnection upon the request of any other mobile or fixed-line telecommunications service provider. Under the SMP regime, the terms and conditions of the interconnection (VU-M) are freely negotiated between mobile and fixed-line operators, subject to compliance with regulations established by Anatel relating to traffic capacity and interconnection infrastructure that must be made available to requesting parties. Service providers must offer the same rate to other requesting parties on a nondiscriminatory basis. As not all operators reached an agreement on the terms of interconnection, including with respect to the interconnection rates, Anatel has been requested to act as the final arbiter. In addition, we are judicially discussing the amount of the adjustment of the interconnection fee (VU-M) for local and long-distance calls. For recent changes to the collection and setting of interconnection fees, see “—Sources of Revenues—Interconnection Fees.”

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

Dependence on Patents, Licenses or Contracts

Our business is highly dependent on the licenses that Anatel has granted us. For a description of these licenses, see “—Regulation of the Brazilian Telecommunications Industry.”

We have either registered or filed intellectual property applications for our most important mobile phone brand names with the Brazilian National Institute of Intellectual Property (Instituto Nacional de Propriedade Intelectual), or INPI. We believe the brand names and trademarks that identify us and our businesses are important for us, and we have accordingly taken the appropriate steps to protect them.

C.	Organizational Structure

The Registrant was incorporated on February 28, 1998 under the laws of the Federative Republic of Brazil. As from April 3, 2008, Telemar owns 19.34% of the share capital of the Registrant and 51.86% of the voting stock of the Registrant. The Registrant, in turn, currently owns 74.96% of the share capital and 89.78% of the voting stock of Amazônia Celular, a cellular service operator in the states of Maranhão, Pará, Amazonas, Amapá and Roraima.

See “Item 4A. Information on the Company—History and Development of the Company—Developments Since January 1, 2008.”

D.	Property, Plant and Equipment

Our principal physical properties consist of transmission equipment, switching equipment and base stations. The Registrant’s operating subsidiary’s headquarters are located in the city of Belém in the State of Pará. We lease approximately 30,000 square meters of space in our area of operations.

At December 31, 2007, we had 10 TDMA cellular switches, 353 TDMA cell sites, four GSM cellular switches, four media gateways, seven GSM base stations controllers and 353GSM cell sites. Our switches and cell sites had a total capacity of approximately 837,000 TDMA subscribers and 1.1 million GSM subscribers as of December 31, 2007. Ericsson is the main supplier of our network equipment.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

The following discussion should be read in conjunction with our consolidated financial statements and accompanying notes and other information appearing elsewhere in this annual report, and in conjunction with the financial information included under “Item 3A. Key Information—Selected Financial Data—U.S. GAAP Selected Financial Information.” Except as otherwise indicated, all financial information in this annual report has been prepared in accordance with U.S. GAAP and is presented in reais. For certain purposes, such as providing reports to our Brazilian shareholders, filing financial statements with the CVM and determining dividend payments and other distributions and tax liabilities in Brazil, we have prepared and will continue to be required to prepare financial statements (not presented herewith) in accordance with applicable Brazilian accounting practices and Brazilian Corporation Law.

Overview

Our results of operations are significantly affected by the following key factors, among others.

Brazilian Political and Economic Environment

As a company with all of its operations currently in Brazil, we are affected by general economic conditions in the country. In particular, we have been affected by overall growth or declines in Brazil’s per capita income, the volatility of the real, inflation and measures taken by the Brazilian government to combat inflation, principally through the setting of interest rates. Our business is directly affected by the macroeconomic trends of the global economy in general and the Brazilian economy in particular. If the Brazilian economy enters a period of rising interest rates and continued recession, demand for telecommunications services is likely to be negatively affected. Declines in the value of the real would reduce the purchasing power of Brazilian consumers, negatively affecting demand for mobile telecommunications services. Real devaluations would also affect our margins by increasing the carrying costs of our U.S. dollar and other foreign currency denominated debt and increasing those of our costs and expenses that are linked to the U.S. dollar and other foreign currencies.

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

Since 2004, the macroeconomic indicators in Brazil have consistently improved.

During 2005, Brazil’s GDP increased 2.3% and the country achieved a trade surplus of US$44.5 billion. Inflation in 2005, as measured by the IGP-M, was 1.2% and 5.7% as measured by the Extended National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA. Interest rates continued to be high, with the Interbank Deposit Certificate (Certificado de Depósito Interbancário), or CDI rate at the end of 2005 equaling an annualized rate of 18.0%. In 2005, the real appreciated by 13.4% against the U.S. dollar, reflecting continued investor confidence. On December 31, 2005, the U.S. dollar/real exchange rate was R$2.341 per US$1.00.

During 2006, Brazil’s GDP increased 2.9% and the country achieved a trade surplus of US$46 billion. Inflation in 2006, as measured by the IGP-M, was 3.8% and 3.1% as measured by the IPCA. The Central Bank’s year-end inflation target for each of 2007 and 2008 is 4.5%, based on the IPCA index, within a band of 2 percentage points. Interest rates continued to be high, with the CDI rate at the end of 2006 equaling an annualized rate of 13.2%. In 2006, the real appreciated by 9.5% against the U.S. dollar, reflecting continued investor confidence. On December 31, 2006, the U.S. dollar/real exchange rate was R$2.138 per US$1.00. In November 2006, Luiz Inácio Lula da Silva was reelected as president of Brazil for a second term of four years.

In 2007 the economy continued to expand with credit available at lower interest rates than in previous years. The GDP growth was 5.4%, the second best result in the past 12 years. The SELIC rate has been reduced consistently since May 2005. However, in September 2007 this trend was interrupted, when the SELIC rate stabilized at 11.25% and remained at this level until the end of the year. The real appreciated 17.2% against the U.S. dollar in 2007, closing at R$1.771. The trade surplus was US$40.0 billion, which was lower than in 2005 and 2006. Brazil’s sovereign risk, measured by EMBI, was 221 as of the year ended 2007. In 2007, inflation measured by the Long-Term Interest Rate (Taxa de Juros de Longo-Prazo), or TJLP, was 6.2% and 4.4% measured by IPCA, in line with the 4.5% target established by COPOM. The unemployment rate was 7.4% at the end of the year.

On April 30, 2008, Brazil received an investment grade rating from the Standard & Poor credit rating agency, joining the group of countries considered to have a low chance of default. This improvement in the risk classification reinforces the Brazilian economy’s favorable medium-term scenario, reflecting the maturity of the financial institutions and the country’s political structure, as well as the advance of tax policies and external debt controls.

On June 10, 2008, the U.S. dollar/real exchange rate was R$1.6384 per US$1.00. The table below sets forth GDP growth, inflation, interest rates and U.S. dollar exchange rate for the periods indicated.

	December 31,
	2003		2004		2005		2006		2007
GDP growth		0.5%		4.9%		2.3%		2.9%		5.4%
Inflation (IGP-M)(1)		8.7%		12.4%		1.2%		3.8%		7.7%
Inflation (IPCA)(2)		9.3%		7.6%		5.7%		3.1%		4.4%
INPC(3)		10.4%		6.1%		5.0%		2.8%		n.a.
CDI(4)		16.8%		17.5%		18.2%		13.1%		11.1%
TJLP(5)		11.0%		9.8%		9.8%		7.9%		6.2%
Appreciation of the real against the U.S. dollar		22.3%		8.8%		13.4%		9.5%		17.2%
Exchange rate at year end — US$1.00	R$	2.889	R$	2.654	R$	2.341	R$	2.138	R$	1.771
Average exchange rate — US$1.00(6)	R$	3.060	R$	2.902	R$	2.433	R$	2.167	R$	1.948

Sources: Fundação Getúlio Vargas, IpeaData, Central Bank and Bloomberg.

(1)	IGP-M as published by Getúlio Vargas Foudation (Fundação Getulio Vargas), or FGV, a private foundation.
(2)	IPCA as published by the IBGE.
(3)	National Consumer Price Index (Índice Nacional de Preço ao Consumidor), or INPC.
(4)	The CDI rate is the average of interbank overnight rates in Brazil registered and settled in the Clearinghouse for Custody and Settlement (Câmera de Custódia e Liquidação), or CETIP, system.
(5)	The TJLP is published quarterly by the Central Bank. The amounts shown are the average for the period indicated.
(6)	Average of the exchange rates for the period indicated.

Effects of Inflation on Our Results of Operations

After the introduction of the real as the Brazilian currency in July 1994, inflation remained under control until January 1999, when it increased due to the devaluation of the real. During periods of high inflation, wages in Brazilian currency tend to fall because salaries typically do not increase as quickly as inflation. The effect is a progressive decline in purchasing power of wage earners. The reduction and stabilization of inflation following the implementation of the real plan resulted in increased spending on services and goods (including mobile telecommunication services), higher real income growth, increased consumer confidence and the increased availability of credit. It also resulted in relatively higher labor costs. However, if Brazil experiences significant inflation, we may be unable to increase the service rates we charge to our customers in amounts that are sufficient to cover our operating costs, and our business may be adversely affected as a consequence.

The table below shows the Brazilian general price inflation (according to the IGP-M and the IPCA indices) for the years ended December 31, 2003 through 2007:

	Inflation Rate (%) as Measured by IGP-M(1)	Inflation Rate (%) as Measured by IPCA(2)
December 31, 2007	7.7	4.4
December 31, 2006	3.8	3.1
December 31, 2005	1.2	5.7
December 31, 2004	12.4	7.6
December 31, 2003	8.7	9.3

(1)	Source: IGP-M, as published by the IBGE.
(2)	Source: IPCA, as published by FGV.

Taxes on Telecommunications Services

The cost of telecommunications services to customers includes a variety of taxes. The average rate of all such taxes (excluding income taxes), as a percentage of our gross operating revenues, was approximately 23.0% in 2004, 21.3% in 2005, 20.2% in 2006 and 18.7% in 2007. The principal taxes are a state value-added tax, the ICMS.

The ICMS is a tax that the Brazilian states impose at varying rates on revenues from the sale of goods and services, including telecommunications services. The ICMS rate for domestic telecommunications services in the States of Amazonas, Maranhão, Amapá and Roraima is 25.0%, except for the State of Pará, which is 30.0%.

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

Other taxes on gross operating revenues include two federal social contribution taxes, the PIS and the COFINS, which are generally imposed on gross revenues, derived from telecommunications services (less discounts and returns) at a combined rate of 3.65%.

In addition, the following contributions are imposed on certain telecommunications services revenues after deduction of the value-added taxes mentioned above (ICMS, PIS and COFINS) and discounts:

•

Contribution for the Fund for Universal Access to Telecommunications Services, or FUST. FUST was established by Law No. 9,998 of August 17, 2000, to provide resources to cover the cost exclusively attributed to fulfilling obligations of universal access to telecommunications services that cannot be recovered with efficient service exploration or that is not the responsibility of the service provider. Contribution to FUST by all telecommunication services’ companies started on January 2, 2001 at the rate of 1.0% of net operating telecommunication services revenue (excluding interconnection revenues), and it may not be passed on to customers.

•

Contribution for the Fund of Telecommunications Technological Development, or FUNTTEL. FUNTTEL was established by Law No. 10,052 of November 28, 2000, in order to stimulate technological innovation, enhance human resources capacity, create employment opportunities and promote access by small- and medium-sized companies to capital resources so as to increase the competitiveness of the Brazilian telecommunications industry. Contribution to FUNTTEL by all telecommunication services companies started on March 28, 2001 at the rate of 0.5% of net operating telecommunication services revenue (excluding interconnection revenues), and it may not be passed on to customers.

We must also pay the Contribution for the Telecommunication Inspection Fund, or FISTEL. The Telecommunication Inspection Fund is supported by a tax applicable to telecommunications operators, the FISTEL, which was established in 1966 to provide financial resources to the Brazilian government for the regulation and inspection of the telecommunications sector. The FISTEL consists of two types of fees: (i) an installation inspection fee assessed on telecommunications stations (such as a base, a repeater or a mobile station) upon the issuance of their authorization certificates; and (ii) an annual operations inspection fee that is based on the number of authorized stations in operation at the end of the previous calendar year. The amount of the installation inspection fee is a fixed value (based on the Brazilian minimum wage), depending upon the kind of equipment installed in the authorized telecommunications station. The operations inspection fee equals 50.0% of the total amount of the installation inspection fee that would have been paid with respect to existing equipment.

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

Regulatory and Competitive Factors

Our business, including the services we provide and the rates we charge, is subject to comprehensive regulation under the General Telecommunications Law. As a result, our business, results of operations, revenue and financial condition could be negatively affected by the actions of the Brazilian authorities, including, in particular, the following:

•	the introduction of new or stricter operational and/or service requirements;

•	the granting of operating licenses in our area; and

•	delays in the granting of, or the failure to grant, approvals for rate increases.

We began to face competition in our area in the fourth quarter of 1998 and competition has contributed to declining prices for cellular telecommunications services and increased pressure on operating margins. Our market share, business, financial condition, revenues and results of operations depend significantly on a variety of factors, including:

•	our ability to attract new customers;

•	our ability to succeed in the technological migration of our network to GSM;

•	the response of our customer base to the implementation of the new GSM technology;

•	the rate of growth of our customer base;

•	the usage and revenue generated from our customers;

•	the level of airtime usage;

•	equipment prices;

•	the rate of churn; and

•	our ability to control costs.

Currently, we face direct competition in our area from B, D and E Band frequency range operators. Norte Brasil Telecom, or NBT (which was subsequently acquired by Vivo), commenced operations using the B Band frequency range in October 1999; a subsidiary of Telemar won the bid for the D Band frequency range in our area and began operations in June, 2002 using the brand name “Oi”; and Telecom Italia Mobile, or TIM, the E Band operator commenced operations in October, 2002. At December 31, 2007, we had an estimated market share of 20.3%, as compared to an estimated market share of 22.2% and 25.7% as of December 31, 2006 and 2005, respectively. The extent that increased and ongoing competition will have on our market share, business, financial condition, revenues and results of operations will depend on a variety of factors that we cannot yet precisely assess, and many of which may be beyond our control.

Composition of Operating Revenues and Expenses

Operating Revenues

We generate operating revenues from:

•	usage charges, which include measured service charges of outgoing calls and roaming and other similar charges, all of which depend upon which service plan has been selected by the customer;

•	monthly subscription payments, which depend upon which service plan has been selected by the contract customer;

•	network usage fees, which are the amounts charged by us to other cellular, fixed-line and long-distance telephone service providers for use of our network by customers of these service providers;

•	sales of handsets and accessories; and

•	other services and charges.

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

In February 2004, we signed a contract with Anatel to migrate from the SMC regime to the SMP regime. The migration has resulted in a number of changes to our operations and our revenue base. One of the consequences of the migration is that our customers are now entitled to select their own long-distance carrier for outbound long-distance traffic, and they pay directly, or through co-billing agreements, the long-distance service provider of their choice. We receive interconnection fees from that long-distance service provider.

The SMP regime also provides for the free negotiation of interconnection fees (VU-M) among certain telecommunications service providers. Under the SMC regime, interconnection fees, which comprise a significant portion of our revenues, were determined based on historical inflation and a variable productivity factor established by Anatel. In the free negotiation environment of the SMP regime, the interconnection fees we receive from other mobile, fixed-line and long-distance telecommunications service providers operating in our area will be determined through direct negotiations with them. See “Item 4B. Information on the Company—Business Overview—Sources of Revenues—Interconnection Fees” for further information on these negotiations.

Until July 13, 2006, interconnection fees for local mobile traffic were due only if the traffic balances between any two companies operating in the same area was either less than 45.0% or in excess of 55.0% (“bill & keep regime”). Beginning July 14, 2006, new regulation on SMP network usage fees issued by Anatel established that interconnection payments between SMP operators for traffic in the same registration area should occur for the full amount of traffic between operators (“full billing” regime).

The consequences of the adoption of the “full billing” regime for us have been primarily an increase of interconnection costs and revenues.

The following taxes are deducted from revenues in arriving at net operating revenues: ICMS, PIS and COFINS.

Operating Expenses and Costs

Operating expenses consist of cost of services, selling, general and administrative expenses, allowance for doubtful accounts expense and depreciation and amortization. Cost of services consists primarily of fixed costs such as leased line charges, site rental and network maintenance, including overhead, as well as variable costs such as certain interconnection charges and Telecommunication Inspection Fund fees. Cost of goods consists primarily of handsets. Selling, general and administrative expenses consist primarily of salaries, wages and related benefits for administrative personnel, advertising and promotional expenses, distributors’ commissions and other overhead expenses. For the purposes of allowance for doubtful accounts expense, we maintain an allowance for doubtful accounts, including accounts receivable to be billed, to become due and also past-due accounts in an amount equal to our estimate of probable future losses on these accounts, based on historical losses and the current level of overdue accounts receivable. We also immediately write-off any accounts receivable arising from fraud. Depreciation and amortization are calculated using the straight-line method based on the estimated useful lives of our assets which may vary from 5 to 20 years.

As a result of the application of the “bill and keep” rules relating to interconnection revenues and expenses that applied to us until July 13, 2006, the amount of interconnection fees we paid to mobile carriers operating in our area along with revenues, varied based on the traffic volume between the operators. However, beginning on July 14, 2006, the interconnection payments between SMP operators for traffic in the same registration area occur independently of the traffic balance between the operators (this regime is referred to as “full billing”).

The interconnection fees (VU-M) that we pay to other mobile providers and to fixed line operators are currently being freely negotiated. See “Item 4B. Information on the Company—Business Overview—Sources of Revenues—Interconnection Fees” for further information on these negotiations.

The following taxes are included in operating costs and expenses: FISTEL, FUST and FUNTTEL. The Temporary Contribution on Financial Transactions (Contribuição Provisória sobre Movimentação Financeira), or CPMF tax, which was abolished as of January 1, 2008, and the Tax on Financial Transactions (Imposto sobre Operações Financeiras), or IOF tax, are classified as financial expenses.

The Effects of the Increase of our Prepaid Customer Base on Our Results of Operations

Since the inception of our prepaid plans in June 1999, the number of prepaid customers has grown to represent approximately 79.0%, 80.8% and 85.0% of our total customer base at December 31, 2005, 2006 and 2007, respectively. Prepaid customers, on average, have substantially lower minutes of use than contract customers and do not pay monthly fees and, as a result, generate substantially lower average monthly revenues per customer. Prepaid customers use their cellular phones predominantly for incoming calls, so prepaid customer revenues consist primarily of interconnection fees that we receive from other telecommunications companies when one of their customers uses our network to call one of our prepaid customers. We expect that the growth of our customer base will continue to be predominantely in the prepaid customer segment.

Transitional sharing of operations with our former affiliate – Telemig Celular Participações

Prior to April 3, 2008, in order to create operating efficiencies and reduce costs, we were a party to a shared services arrangement with our then affiliate, Telemig Celular Participações, and its operating subsidiary, Telemig Celular, which were under the common control of our then shareholder group. Pursuant to this arrangement, various segments of the financial, marketing, call center and human resources departments, as well as portions of the engineering departments, of each company were managed by a single team. During the years ended December 31, 2007, 2006 and 2005 Telemig Celular Participações and its subsidiary charged Amazônia Celular R$23,307, R$12,268 and R$14,864, respectively. Costs and expenses were allocated to each company based on indicators such as number of employees, customer base, total traffic and others. On April 7, 2008, we, TMAR, our new controlling shareholder, Vivo, our former controlling shareholder, and Telemig Celular entered into the MoU, pursuant to which the parties determined a procedure to segregate our activities from the activities of Telemig Celular, which agreement requires Telemig Celular and Amazônia Celular to: (i) enter into a services agreement, pursuant to which Telemig Celular will render certain services to Amazônia Celular, including accounting, information technology, network maintenance, systems control, engineering, development of marketing programs, products and services, among others; (ii) define together certain key performance indicators and service level agreements; (iii) determine a timeframe for segregation of these processes; (iv) determine which assets to segregate; (v) keep confidential any information obtained from the other party during this transitional period; and (vi) independently contract auditors to assist in the segregation process and for transparency purposes. This MoU is valid for a nine-month term. See “Item 3D. Key Information—Risk Factors—Risks Relating to our Business and the Brazilian Telecommunications Industry—Risks relating to the acquisition of our control by Telemar.”

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

Revenue Recognition

Revenues from services and sales of handsets and accessories are recognized when the service is provided or when the equipment is sold and delivered in accordance with the U.S. Securities and Exchange Commission Staff Accounting Bulletin, or SAB, No. 104, Revenue Recognition, and Emerging Issues Task Force, or EITF, Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. Revenues from cellular telephone services consist of subscription charges, usage charges, network usage charges, long distance charges and charges for maintenance and other customer services. Unbilled revenues from the billing date to the month-end are measured and recognized as revenue during the month in which the service was provided. Revenues from equipment sales refer to sales of handsets and accessories.

The service agreements signed by customers in connection with sales of subsidized handsets are considered to be revenue arrangements with multiple deliverables. Total consideration received in these arrangements is allocated and measured using units of accounting within the arrangement (i.e., service and handset contracts) based on relative fair values. We do not charge activation fees in connection with such service agreements.

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

We consider revenue recognition to be a critical accounting policy, because of the uncertainties caused by factors such as the complex information technology required, high volume of transactions, fraud, accounting regulations, management’s determination of collectibility and uncertainties regarding our right to receive certain revenues (mainly revenues for use of our network). Significant changes in these factors could cause us to fail to recognize revenues or to recognize revenues that we may not be able to realize in the future, despite our internal controls and procedures.

Deferred Taxes

Our deferred tax asset is comprised primarily of net operating loss carry-forwards from income tax and social contributions losses available for offset, tax benefit arising from the legal reorganization and the tax effect of timing differences. In view of the cumulative losses in recent years and taking into account the weight of positive and negative evidence for the foreseeable future, pursuant to the guidance provided by SFAS No. 109, management has determined that a valuation allowance be recorded at December 31, 2004 to provide for the full amount of the asset net of deferred tax liability timing differences. Accordingly, we maintain a valuation allowance for the whole amount of net deferred taxes assets, in the respective amounts of R$140.3 million and R$143.6 million as of December 31, 2007 and 2006.

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

We assess the carrying amount and potential impairment of these long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider in determining whether an impairment review is necessary include a significant underperformance of the assets relative to projected future operating results and significant negative industry or economic trends. We determine when an impairment review is necessary through a comparison between the expected undiscounted future cash flows and the carrying amount of the asset. If the carrying amount of the asset is the larger of the two amounts, an impairment loss is recognized by the amount that the carrying amount of the asset exceeds the fair value of the asset. The fair value is determined by quoted market prices, appraisals or the use of valuation techniques such as expected discounted future cash flows. We must make assumptions regarding these estimated future cash flows and other factors to determine the fair value of the respective assets. In determining estimated future cash flows, we consider historical experience as well as future expectations and estimated future cash flows are based on expected future rates and expected future consumer demand. A significant reduction in actual cash flows and estimated cash flows may have a material adverse impact on our operating results and financial condition. No impairments were noted by us in 2007 and 2006.

Contingencies

We account for contingencies in accordance with SFAS No. 5 “Accounting for Contingencies.” Such accruals are estimated based on historical experience, the nature of the claims, as well as the current status of each claim. Accounting for contingencies requires significant judgment by management concerning the estimated probabilities and ranges of exposure to potential liability. Management’s assessment of our exposure to contingencies could change as new developments occur or more information becomes available. The outcome of the contingencies could vary significantly and could materially impact our consolidated results of operations, cash flows and financial position. Management has applied its best judgment in applying SFAS No. 5 to these matters.

We do not believe that we are a party to any legal proceedings for which we have not made provisions for probable losses and that will have a material adverse effect on our financial position. As discussed in Note 14 to our financial statements included in “Item (a) Tax Contingencies” in December 1998, we were granted an injunction related to the application of ICMS to monthly subscriptions, cellular activation and additional services. We do not believe such services should be subject to ICMS, as they do not constitute telecommunications services. However, each Brazilian state has approved an agreement, effective beginning July 1, 1998, to apply ICMS to certain services in respect of which ICMS was not previously applied. Some courts in Brazil have upheld the validity of the agreement. We have been discussing the application of the ICMS in court. We have deposited amounts equal to uncollected ICMS amounts with the applicable courts and provisions have been made in our consolidated financial statements in respect of these amounts. See “Item 8A. Financial Information—Consolidated Financial Statements and Other Financial Information—Legal Proceedings—Tax Legal Proceedings—Litigation Related to the Application of ICMS” for further information.

We recognize the costs of legal defense in the periods incurred. Accordingly, the costs of defending claims are not included in the provisions and are not believed to have a material effect on our financial position.

Recently Issued Accounting Pronouncements

The Financial Accounting Standard Board, or FASB, recently issued a number of standards and interpretations. The following standards and interpretations will be in effect in the near future. Management has already implemented some of the new accounting standards and is evaluating the possible impact of these standards and interpretations.

•

In July 2006, FASB issued FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109” which clarifies the accounting for and disclosure of uncertain tax positions. This guidance seeks to reduce the diversity in practice associated with certain aspects of the recognition and measurement related to tax positions with uncertainty. FIN 48 requires that a tax position taken or expected to be taken in a tax return be recognized in the financial statements when it is more likely than not (i.e., a likelihood of more than fifty percent) that the position would be sustained upon examination by tax authorities. A recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. The Company adopted the provisions of FIN 48 effective January 1, 2007. The adoption of these standards did not have a material impact on the Company’s consolidated financial statements.

•

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

•

In February 2007, FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”, a standard that provides companies with an option to report selected financial assets and liabilities at fair value. This Standard requires companies to provide additional information that shows the effect of the Company’s choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which the Company has chosen to use fair value on the face of the balance sheet. The new Statement does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in FASB Statements No. 157, “Fair Value Measurements”, and No. 107, “Disclosures about Fair Value of Financial Instruments”. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. The Company elected not to apply the fair value option to any of its financial assets or liabilities as of January 1, 2008.

•

In December 2007, FASB issued SFAS No. 141(R), “Business Combinations.” Statement 141(R) establishes principles and requirements for how an acquiring entity in a business combination recognizes and measures the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as a measure objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information necessary to evaluate and understand the nature and financial effect of the business combination.This statement will be effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 (calendar year 2009).

•

In December 2007, FASB also issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements, an amendment ARB 51.” This statement clarifies that a non-controlling (minority) interest in a subsidiary is an ownership interest in the entity that should be reported as equity in the consolidated financial statements. It also requires consolidated net income to include the amounts attributable to both the parent and non-controlling interest, with disclosure on the face of the consolidated income statement of the amounts attributed to the parent and to the non-controlling interest. This statement will be effective prospectively for fiscal years beginning after December 15, 2008 (calendar year 2009), with presentation and disclosure requirements applied retrospectively to comparative financial statements. We are currently evaluating the provisions of this statement.

•

In March 2008, FASB issued SFAS 161, “Disclosures about Derivative Instruments and Hedging Activities”—an amendment of FASB Statement No. 133. This Statement requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. Management is evaluating the potential impacts of this statement in company’s consolidated financial statements.

•

In May 2008, FASB issued SFAS 162, “The Hierarchy of Generally Accepted Accounting Principles”. This Statement identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States. This Statement shall be effective 60 days following SEC’s approval of the Public Company Accounting Oversight Board (PCAOB) amendments to AU Section 411 “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. Management is evaluating the potential impacts of this statement in company’s consolidated financial statements.

Results of Operations

The following table shows the components of our net income for the years ended December 31, 2007, 2006 and 2005.

	Year ended December 31,
	2007	2006	2005
	(in thousand of reais)
Net operating revenues
Services provided to customers	487,351	352,821	403,550
Sale of handsets and accessories	24,092	51,238	42,017

	511,443	404,059	445,567
Cost of services(1)	(197,963)	(152,336)	(118,390)
Cost of handsets and accessories	(32,383)	(59,515)	(56,085)
Selling, general and administrative expenses (including cost sharing agreement) (1)	(126,174)	(139,814)	(140,387)
Allowance for doubtful accounts	(13,014)	(16,325)	(13,313)
Other net operating income (expense)	836	(793)	(842)
Depreciation and amortization	(114,211)	(113,665)	(109,911)

Operating profit (loss)	28,534	(78,389)	6,639

Financial income	9,989	11,965	17,826
Financial expense	(67,326)	(74,643)	(83,413)
Foreign exchange gain, net	36,081	21,341	36,908

Profit (loss) before taxes and minority interest	7,278	(119,726)	(22,040)
Taxes on income	757	3,637	(4,165)
Minority Interest	(2,280)	28,733	6,156

Net profit (loss)	5,755	(87,356)	(20,049)

(1)	Exclusive of depreciation classified separately.

Results of Operations for Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Net Operating Revenues

Our service revenues are comprised mainly of monthly fees, service charges from outgoing traffic and interconnection revenues from incoming traffic.

Net revenues increased 26.6% to R$511.4 million in 2007 from R$404.1 million in 2006. Net service revenues increased 38.2% to R$487.4 million in 2007 from R$352.8 million in 2006. This increase is mainly due to (1) an increase in incoming traffic revenue in the amount of R$58.6 million, attributable to the adoption of the “full billing” rules; (2) an increase in outgoing traffic revenues in the amount of R$12.6 million as a result of an improvement in client usage profile with the corresponding growth in the average monthly revenue per subscriber, both in the prepaid and postpaid segments; and (3) the impact of non recurring legal provisions related to value added tax (ICMS) on monthly fees in the amount of R$46.3 million recorded last year.

Revenues from the sale of handsets decreased 52.9% to R$24.1 million in 2007 from R$51.2 million in 2006 due to an approximate 50.0% decrease in the number of handsets sold and a decrease in equipment sales for new activations.

Cost of Services

Cost of services increased 29.9% to R$197.9 million in 2007 from R$152.3 million in 2006 as a result of an increase in interconnection costs in the amount of R$42.8 million; primarily attributable to the adoption of the “full billing” rules mentioned above.

Cost of Handsets and Accessories

Our cost of handsets decreased 45.6% to R$32.4 million in 2007 from R$59.5 million in 2006, as a result of the decrease in the number of handsets sold, as mentioned above.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased 9.8% to R$126.1 million in 2007 from R$139.8 million in 2006. As a percentage of net services revenue, selling, general and administrative expenses decreased from 39.6% in 2006 to 21.9% in 2007.

Selling expenses decreased 7.2% to R$95.4 million in 2007 from R$102.8 million in 2006. This decrease is a result of lower expenses related to (i) client retention subsidies, (ii) promotions and advertising campaigns, and (iii) transfer of our call center from the city of Belém to Belo Horizonte, which also contributed a significant improvement in the quality of service.

General and administrative expenses decreased 10.8% to R$32.9 million in 2007 from R$36.9 million in 2006, primarily due to lower expenses with administrative consulting services.

Allowance for Doubtful Accounts

The allowance for doubtful accounts decreased 20.2% to R$13.0 million in 2007 from R$16.3 million in 2006. As a percentage of net service revenue, our allowance was 2.7% in 2007, as compared to 4.6% in 2006. The decrease is primarily a result of higher allowances recorded in 2006 related to accounts receivables from dealers and interconnection charges that have been reversed during the year of 2007 in view of better performance in collections.

Depreciation and Amortization

Depreciation and amortization expenses increased 0.4% to R$114.2 million in 2007 from R$113.7 million in 2006. The increase is related to the expansion of our GSM network.

Operating Profit (loss)

In 2007 we recorded an operating profit in the amount of R$28.5 million, as compared to an operating loss in the amount of R$78.4 million in 2006, as a result of the factors described above.

Financial Income

Financial income decreased 16.7% to R$10.0 million in 2007 from R$12.0 million in 2006. The decrease is attributable to a 10% decrease in the average balance of our invested cash in 2007 and also to declining interest rates.

Financial Expense

Financial expense decreased 9.8% to R$67.3 million in 2007 from R$74.6 million in 2006. The decrease was mostly due to the recognition of interest and monetary restatement expenses related to the provisions of value-added tax (ICMS) mentioned above, in the amount of R$15.6 million in 2006, which was partially offset by the recognition of PIS and COFINS recoverable taxes amounting to R$10.4 million in 2006, following a favorable decision of the courts in relation to a legal action in which we were questioning the constitutionality of the increase in the calculation base of PIS and COFINS taxes at year end.

Foreign Exchange Gain (Loss), Net

As a result of the 17.2% appreciation of the real against the U.S. dollar during 2007, we recorded a foreign exchange gain of R$36.1 million, as compared to a foreign exchange gain of R$21.3 million during 2006, when the real appreciated against the U.S. dollar by 9.5%. Additionally, our average outstanding foreign indexed indebtedness decreased approximately 15.7% in 2007.

Taxes on Income

In 2007, we recorded an income tax benefit in the amount of R$0.8 million, as compared to an income tax benefit in the amount of R$3.6 million recorded in 2006. The effective tax rate in 2007 was 10.4% as compared to

3.0% in 2006 due basically to the effects of the valuation allowance in the amount of R$3.3 million in 2007 and R$36.4 million in 2006. We maintain a valuation allowance for the whole amount of its deferred net tax assets for 2007 and 2006.

Net Income

As a result of the above factors, we presented a profit of R$5.8 million in 2007, as compared to a loss of R$87.3 million in 2006.

Other comprehensive income (loss)

Other comprehensive income was R$1.1 million in 2007. This variation was due to an increase in unrealized gains on plan assets net of applicable amortization, income taxes and minority interest, basically as a result of actuarial gains arising from actual return of plan assets.

Comprehensive income

As a result of the factors stated above, comprehensive income was R$6.9 million in 2007 as compared to a comprehensive loss of R$87.4 million in 2006.

Results of Operations for Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Net Operating Revenues

Our service revenues are comprised mainly of monthly fees, service charges from outgoing traffic and interconnection revenues from incoming traffic.

Net revenues decreased 9.3% to R$404.1 million in 2006 from R$445.6 million in 2005. Net service revenues decreased 12.6% to R$352.8 million in 2006 from R$403.6 million in 2005. This decrease is mainly due to (1) a decrease in outgoing traffic revenue in the amount of R$23.4 million, as a result of higher volume of retention promotional discounts addressed to high-value clients; (2) a reduction in roaming revenues in the amount of R$23.2 million; and (c) the negative impact of legal provisions related to value added tax (ICMS) on monthly fees; in the amount of R$46.3 million.

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

Allowance for Doubtful Accounts

The allowance for doubtful accounts increased 22.6% to R$16.3 million in 2006 from R$13.3 million in 2005. As a percentage of net service revenue, our allowance was 4.6% in 2006, as compared to 3.3% in 2005. The increase is primarily a result of higher allowances recorded in 2006 related to accounts receivables from dealers and interconnection charges.

Depreciation and Amortization

Depreciation and amortization expenses increased 3.4% to R$113.7 million in 2006 from R$109.9 million in 2005. The increase is related to the expansion of our GSM network.

Operating Profit (loss)

In 2006 we recorded an operating loss in the amount of R$78.4 million, as compared to an operating profit in the amount of R$6.6 million in 2005, as a result of the factors described above.

Financial Income

Financial income decreased 32.9% to R$12.0 million from R$17.8 million in 2005. The decrease is attributable to a 38.1% decrease in the average balance of our invested cash in 2006.

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

Foreign Exchange Gain (Loss), Net

As a result of the 9.5% appreciation of the real against the U.S. dollar during 2006, we recorded a foreign exchange gain of R$21.3 million, as compared to a foreign exchange gain of R$36.9 million during 2005, when the real appreciated against the U.S. dollar by 13.4%. Additionally, our average outstanding foreign indexed indebtedness decreased approximately 13% in 2006.

Taxes on Income

In 2006, we recorded an income tax benefit in the amount of R$3.6 million, as compared to an income tax expense in the amount of R$4.2 million recorded in 2005.

Net Loss

As a result of the above factors, we presented a loss of R$87.3 million in 2006, as compared to a loss of R$20.0 million in 2005.

B.	Liquidity and Capital Resources

General

Our primary sources of liquidity have historically been borrowings and cash flows from operating activities. We have funded our operations and capital expenditures principally from operating cash flows and financings obtained from financial institutions and capital markets. Our principal cash requirements include:

•	capital expenditures, including those related to the GSM network expansion,

•	the servicing of our indebtedness, and

•	handset subsidies.

Cash Provided by (Used in) Operating Activities

Cash provided by operating activities was R$42.3 million in 2007, R$12.2 million in 2006 and R$34.4 million in 2005. Cash flow from operating activities in 2007 increased by R$30.1 million when compared to 2006 mainly due to a higher operating profit as a result of lower expenses and a more effective collection initiatives. Cash flow from operating activities in 2006 decreased R$22.2 million when compared to 2005, mainly due to lower operating results and lower liquidation of temporary cash investments in 2006, partially offset by a decrease in payment to suppliers as compared to 2005.

Cash Used in Investing Activities

Acquisitions of property and equipment continue to be one of our primary uses of cash flow. Our cash flow used in investing activities was R$16.3 million, R$15.3 million and R$19.9 million in 2007, 2006 and 2005, respectively. In 2007 and 2006 we invested mainly in expanding and improving our GSM/EDGE network capacity, while in 2005 we invested in the migration of our network from TDMA to GSM technology.

Cash Provided by (Used in) Financing Activities

Cash used in financing activities in 2007 was R$38.7 million, while cash provided by financing activities in 2006 was R$10.6 million. Cash used in financing activities in 2005 was R$1.8 million. We paid R$3.2 million and R$0.3 million in dividends in 2006 and 2005, respectively. No dividends were paid in 2007.

Increase (Decrease) in Cash and Cash Equivalents

At December 31, 2007, we had R$9.9 million in cash and cash equivalents, as compared to R$22.7 million and R$15.2 million at December 31, 2006 and 2005, respectively, as a result of the factors mentioned above.

Capital Expenditures

We invested R$31.7 million, R$51.3 million and R$72.4 million in 2007, 2006 and 2005, respectively. Capital expenditures priorities in 2007 included expanding our GSM/EDGE network capacity and improving the overall quality of that network, to meet the 15.7% increase in our outgoing traffic. In 2006, we introduced a new Switching Center in Belém, in the state of Pará.

We currently anticipate that our capital expenditures for 2008 will be around R$77.6 million, primarily related to increasing the coverage area, maintaining and increase the capacity of our GSM network.

As of December 31, 2007, we met our capital expenditure requirements through our cash flows from operations. As we extended the term of our short-term loans, it was not necessary to obtain any additional credit facilities from export credit agencies and Brazilian and international financial institutions to finance the investments made in 2007. We expect to continue meeting our remaining capital expenditure requirements through our cash flows from operations because we plan to keep extending the term of our short-term loans.

Indebtedness

At December 31, 2007, our total debt was R$151.8 million, as compared to R$241.1 million and R$248.4 million at December 31, 2006 and 2005, respectively. At December 31, 2007, our total debt was denominated in U.S. dollars, with the following interest rates: (1) R$70.8 million with an annual rate of 8.75%, (2) R$76 million with an annual rate of 7.13% which increased to 8.36% upon renewal and (3) R$5.0 million with an annual rate of 1%.

At December 31, 2007 we had cross-currency interest rate swap agreements in effect for 100% of our foreign currency-indexed debt to mitigate exchange rate fluctuations, as compared to 62.1% at December 31, 2006 and 78.4% at December 31, 2005, respectively. At December 31, 2007, our cross-currency interest rate swap agreements exchange fixed rates over the U.S. dollar variation (0% per annum), for percentages ranging from 74.8% to 116.0%% of the internal floating rate (the interbank deposit rate).

Our credit facilities and debt instruments include the following:

•

Notes Units - On January 20, 2004, Amazônia Celular issued US$40 million of 8.75% unsecured senior notes units due 2009. The Amazônia Celular note issuance was combined with an issuance by Telemig Celular S.A. of US$80 million of 8.75% notes due 2009. The Amazônia Celular notes and the Telemig Celular notes may only be transferred together as part of notes units and will not trade separately. The notes units were offered and sold in offshore transactions in accordance with Regulation S under the Securities Act and to qualified institutional buyers (QIBs) in the United States under Rule 144A of the Securities Act. Interest payments on the Amazônia Celular notes will be made semi-annually. At December 31, 2007, there was R$70.8 million aggregate principal amount of notes outstanding.

•

Unibanco - On April 18, 2006 we entered into a three-year US$2.8 million credit agreement with Unibanco to finance working capital. This facility has an interest rate of 1.00% per year swapped to an interest rate equivalent to 116% of CDI. Principal is payable bullet and interest is payable semi-annually, with a final maturity on April 7, 2008. Repayment began on October 16, 2006 after a 6-month grace period. At December 31, 2007, there was R$5 million outstanding under this credit facility. This loan agreement was fully paid on April 7, 2008.

•

ABN AMRO Real Bank - On March 30, 2007 we entered into a US$48.7 million credit agreement with ABN AMRO Bank. The facility had a fixed interest rate of 7.13% per year, with swapped interest rate equal to 100% of CDI plus 1.85%. The facility was renewed for an additional 180 days, with partial amortization on September, 2007. The fixed interest rate has been changed to 8.36% per year, swapped to an interest rate equal to 100% of CDI plus 1.80%. At December 31, 2007 there was R$76 million outstanding under this credit facility. On March 24, 2008, the final maturity was changed to September 24, 2008.

Our financial instruments restrict our ability, among other things, to pay certain dividends and distributions, create liens on our assets, enter into related-party transactions, or merge, consolidate or sell assets. Our financial instruments also require us to maintain certain ratios (such as a ratio of net indebtedness to adjusted EBITDA, and a ratio of adjusted EBITDA to net interest expense) and deliver certain financial reports. In addition, certain of our financing agreements have cross-acceleration clauses. Since our financing agreements limit our ability to incur indebtedness above a certain level, our ability to raise capital above the limits imposed by such agreements may be impaired, which may affect our ability to obtain resources needed to switch or upgrade our technology.

On December 31, 2007, we were in compliance with the financial covenants set forth in the indenture related to the notes units issued in 2004.

On December 31, 2006 and March 31, 2007 we were in breach of the financial ratios contained in the credit agreements with Unibanco.

On June 28, 2007, our management obtained a waiver in connection with these breaches, thereby curing the effects of an event of default. We were exempted from complying with the financial covenants for the three months ended June 30, 2007 and September 30, 2007. After that, as the Unibanco credit agreement only characterizes a technical default after two consecutive quarterly breaches followed by an automatic 90-day curing period, as mentioned above, the debt could not be accelerated to a period before the original maturity date (April 2008).

On June 28, 2007, at the option of Amazônia Celular, the financing agreements entered into with Unibanco/NIB and Unibanco/Nordea, in the amount of R$34.2 million and R$16.6 million, respectively, were fully repaid in advance.

The following table shows our U.S. dollar and non-U.S. dollar-indexed loans for the periods indicated (converted using the exchange rate at the end of the period):

	As of December 31,
	2005	2006	2007
	(in millions of reais)
Short-Term Indebtedness Plus Current Portion of Long-Term Indebtedness:
Non-U.S. Dollar Indexed	—	—	—
U.S. Dollar-Indexed	58.4	149.6	80.9

Total	58.4	149.6	80.9

Long Term Indebtedness:
Non-U.S. Dollar Indexed	—	—	—
U.S. Dollar-Indexed	190.0	91.5	70.9

Total	190.0	91.5	70.9

Total Indebtedness	248.4	241.1	151.8

C.	Research and Development, Patents and Licenses, etc.

We do not conduct any independent research and primarily depend upon the manufacturers of telecommunications products for the development of new hardware. Therefore, some isolated patent initiatives have been concluded for our innovation efforts.

D.	Trend information

We expect competition in our area to remain strong. NBT (Vivo), TIM operate in our region. Though there are no more licenses to be auctioned in our region, the competition in our area for market share may prompt some of our competitors to reduce their rates and offer new or improved technologies, services and products.

We also expect that the supply of TDMA-compatible handsets will continue to decrease in 2008, resulting in pressure on our TDMA subscriber base to switch to GSM service if these subscribers need to replace their existing TDMA handsets.

E.	Off-Balance Sheet Arrangements

We have not engaged in any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth the amount in millions of reais of our fixed contractual obligations at December 31, 2007.

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(millions of reais)
Reverse stock split payable	15.1	15.1	—	—	—
Short-Term Debt Obligations(1)	86.9	86.9	—	—	—
Long-Term Debt Obligations(1)	83.1	8.1	75.0	—	—
Operating Lease Obligations	18.0	6.9	7.8	1.1	2.2
Purchase Obligations	25.8	25.8	—	—	—
Cross-Currency Interest Rate Swap	52.8	7.0	45.8	—	—

Other Long-Term Liabilities	20.4	3.5	7.0	5.2	4.7

Total Contractual Cash Obligations	302.1	153.3	135.6	6.3	6.9

(1)	Includes estimated interest payments determined using the interest rate at December 31, 2007. However, our debts are subject to exchange rate variations and these estimated payments may differ significantly from payments actually made.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

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

The following table contains the current members of our board of directors elected on April 03, 2008, and their respective positions and age.

Name	Election date	Position	Age
José Mauro Mettrau Carneiro da Cunha	April 03, 2008	Chairman	58
José Augusto da Gama Figueira	April 03, 2008	Alternate	60
Júlio César Pinto	April 03, 2008	Member	56
Vacant	—	Alternate	—
José Luis Magalhães Salazar	April 03, 2008	Member	40
Otavio Marques de Azevedo	April 03, 2008	Alternate	56
Luiz Eduardo Falco Pires Corrêa	April 03, 2008	Member	47
Pedro Jereissati	April 03, 2008	Alternate	29
Paulo Conte Vasconcellos	April 27, 2007	Member elected by the preferred shareholders	45
Luiz Alberto de Castro Falleiros	April 27, 2007	Alternate elected by the preferred shareholders	52

Set forth below are brief biographical descriptions of our directors:

José Mauro Mettrau Carneiro da Cunha. Mr. José Mauro was elected to Tele Norte’s board of directors as a nominee of Tele Norte’s controlling shareholder. Mr. Cunha assumed several executive positions at BNDES, and was a member of the board of executive officers of such bank from 1991 to 2002. From February 2003 to October 2005, he was the vice-president of strategic planning of Braskem S.A. He was a member of the board of directors of many companies and institutions, such as LIGHT Serviços de Eletricidade S/A (from December 1997 to July 2000), Aracruz Celulose (from June 1997 to July 2002), Telemar (from December 1999 to July 2002), FUNTTEL (from December 2000 to January 2002), FUNCEX (from June 1997 to January 2002) and Politeno Indústria e Comércio S/A (official member from April 10, 2003, and alternate member effective April 5, 2005). Mr. Cunha has a bachelor’s degree in mechanical engineering from Universidade Católica de Petrópolis — RJ, and a master degree in industrial and transportation projects from COPPE/UFRJ. He attended the Executive Program in Management at Anderson School/University of California, Los Angeles.

Júlio Cesar Pinto. Mr. Pinto was elected to Tele Norte’s board of directors as a nominee of Tele Norte’s controlling shareholder. He has also been responsible for TNL’s internal audit since October 2002. Mr. Pinto has held several positions in the financial area of large companies such as MRS Logística S.A., ATL — Algar Telecom Leste S.A. (Claro), Globex Utilidades S.A., Aracruz Celulose, Xerox do Brasil S.A., and Minerações Brasileiras Reunidas S.A. He holds a bachelor’s degree in accounting from Faculdade Moraes Júnior, in 1976, and attended several other courses in the United States, including the Stanford University Financial Management Program, Xerox Corporation Middle Management Program, and the Bourse Game of Citibank N.A.

José Luis Magalhães Salazar. Mr. Salazar was elected to Tele Norte’s board of directors as a nominee of Tele Norte’s controlling shareholder. He also worked as treasurer of Globo Comunicações e Participações S.A, ou Globopar, financial manager at Brahma (currently AmBev) and as a financial analyst at Aracruz Celulose. Mr. Salazar holds a bachelor’s degree in economics from Faculdade Candido Mendes, in 1992.

Luiz Eduardo Falco Pires Corrêa. Mr. Falco was elected to Tele Norte’s board of directors as a nominee of Tele Norte’s controlling shareholder. He has previously worked for TAM S.A., where he assumed several positions, such as production manager, technology officer and marketing and sales vice-president. Mr. Falco has bachelor’s degree in aviation engineering from Instituto Tecnológico da Aeronáutica, or ITA, and has participated in permanent education courses in marketing and finance from FGV.

Paulo Conte Vasconcellos. Mr. Vasconcellos was elected to Tele Norte’s board of directors as a nominee of the preferred shareholders. He is also a partner at ProxyCon Assessoria e Particpações Ltda., a limited liability company that renders consulting services relating to corporate governance and corporate finance. He is also a member of the board of directors of Marcopolo S.A., of Klabin Segall S.A., of Lojas Quero-Quero S.A., da Eliane S.A. – Revestimentos Cerâmicos and of Jamef Transportes Ltda. and of Grupo Seculus. Mr. Vasconcellos has been a member of the board of directors of the Brazilian Institute for Corporate Governance (Instituto Brasileiro de Governança Corporativa), or IBGC, and of Orsa Group, of Cerâmica Chiarelli S.A. and of Hospital Nove de Julho. Mr. Vasconcellos has also been a member of the fiscal council of Cia. Siderúrgica Belgo Mineira, of Politeno S.A. and ours. Mr. Vasconcellos holds a degree in business administration from UFRGS, MBA in finance from IBMEC and a masters degree in business administration from Business School São Paulo.

José Augusto da Gama Figueira. Mr. Figueira was elected to Tele Norte’s board of directors as a nominee of Tele Norte’s controlling shareholder. He has also been as a member of the board of directors of Telemar since May 22, 2002, president of Instituto Telemar since August 2001, and as one of the officers of Telemar Participações S.A., or TmarPart, since June 1999. He was an executive officer of Pegasus, a company of the Andrade Gutierrez group, from July 1997 to August 1999, and a member of the fiscal council of Telecomunicações do Espírito Santo S.A., or Telest, Telecomunicação do Piauí S.A., or Telepisa, and Telecomunicação do Amazonas S.A., or Teleamazon, from April to December 1999. He holds a bachelor’s degree in Electric Engineering (1972) from Universidade do Estado do Rio de Janeiro, and a graduate certificate in business administration from FGV (1996-1997).

Otavio Marques de Azevedo. Mr. Azevedo was elected to Tele Norte’s board of directors as a nominee of Tele Norte’s controlling shareholder. Mr. Azevedo is an electrical engineer with extensive experience in the Brazilian telecommunications industry. He served as Executive Vice President of Tele Norte Leste Participações S.A., or

TNL, from August 1998 to February 1999 and was responsible for the implementation of TNL’s first business plan. In February 1999, he was elected chairman of Anatel’s consulting board, a position he held from February 2001 to February 2002. He is also the CEO of AG Telecom, one of the major shareholders of TmarPart. He is the president of Grupo Andrade Gutierrez and of Andrade Gutierrez Telecomunicações Ltda. since 1993. Mr. Azevedo was the Vice President of Telebrás from 1991 to 1993. Mr. Azevedo holds a bachelor’s degree in electric engineering from Pontifícia Universidade Católica de Minas Gerais, in 1974.

Pedro Jereissati. Mr. Pedro Jereissati was elected to Tele Norte’s board of directors as a nominee of Tele Norte’s controlling shareholder. He currently is an officer at La Fonte Telecom S/A. Mr. Pedro Jereissati joined the La Fonte Group in 1995 at their real estate department, including the management of shopping centers and commercial buildings. By the end of 1998, with our acquisition, he was transferred to work on our operating company. He is currently also a member of the board of directors of Pegasus Telecom. Mr. Pedro Jereissati holds a degree in business administration and an MBA from Kellogg School of Management of Northwestern University.

Luiz Alberto de Castro Falleiros. Mr. Falleiros was elected to Tele Norte’s board of directors as a nominee of the minority shareholders. Mr. Falleiros is currently also holding the position of member of the board of directors of Financeira Alfa S.A. – CFI and the position of member of the fiscal council of Alpargatas S.A. and of Melpaper S.A. He has been a member of the fiscal council of TAM S.A., a Brazilian airline company, Banco Alfa de Investimentos S.A., Financeira Alfa S.A. – CFI, Rio Bravo Securitizadora S.A., IKPC – Industria Klabin de Papel e Celulose S.A., among other companies. Mr. Falleiros has also held managerial positions at SABESP – Companhia de Saneamento Básico do Estado de São Paulo, Banco ABC – Roma S.A., Banco Multiplic S.A., among other companies. Mr. Falleiros holds a degree in Economics from the State University of Campinas (Universidade Estadual de Campinas – UNICAMP) and an MBA in finance from Faculdade Campinas – FACAMP.

Executive Officers

Tele Norte’s bylaws provide that its executive officers (Diretoria) shall consist of one President (CEO), one Chief Financial Officer, and up to four other officers. The executive officers are to be elected by the board of directors for a term of three years and may be removed from office at any time. The current executive officers were appointed for a three-year term at Tele Norte’s board of directors’ meeting held on April 03, 2008 and will serve until the first board of directors’ meeting following the ordinary shareholders’ meeting in 2011.

Name	Date of appointment	Position	Age
Luiz Eduardo Falco Pires Corrêa	April 03, 2008	President (CEO)	47
José Luis Magalhães Salazar	April 03, 2008	Chief Financial Officer (CFO), Investor Relations Officer	40
Paulo Altmayer Gonçalves	April 03, 2008	Officer	58

Luiz Eduardo Falco Pires Corrêa. For his biographical information see “—Board of Directors.”

José Luis Magalhães Salazar. For his biographical information see “—Board of Directors.”

Paulo Altmayer Gonçalves. Mr. Gonçalves was elected to Tele Norte’s executive officer. Mr. Gonçalves started his professional career as computer programmer in the Data Processing Center of the Universidade Federal do Rio Grande do Sul. He was professor of Programming Techniques in that university and worked for companies such as Crefisul S.A., Companhia de Processamento de Dados do Estado do Rio Grande do Sul, or Procergs, Hewlett Packard HP and Digitel S/A Indústria Eletrônica. In São Paulo, in 1994, he participated in the start-up of Trunking Digital and Pagers companies linked to Mcom, Kathrein Mobilcom Brasil Ltda. and Mcomcast S.A. He returned to Porto Alegre in 1998 for the launching of the Band B cell phone operator, Telet SA (Claro), where he served as Sales and Marketing Officer. He returned to São Paulo in September 2000 as member of the board of executive officers of Telemar, with the challenge of leading the group, whose purpose was to acquire the Band D cell phone license in Region I. In Rio de Janeiro, in March 2001, after obtaining the Band D license, Mr. Gonçalves started to build the operation of the GSM cell phone service with over 4,000 stations, 1,200 sale points, coverage in 16 states, etc. The operation to launch the first GSM cell phone service in Brazil (beginning of 2002). Currently, he is the Technology Superintendent Officer in charge of the Engineering, Operations, IT and Administrative Services of Oi/Telemar. He holds a bachelor’s degree in electronic engineering from Universidade Federal do Rio Grande do Sul (UFRGS), in 1973.

B.	Compensation

For the year ended December 31, 2007, we did not pay compensation directly to any directors or executive officers of Amazônia Celular or of the Registrant. The aggregate amount, R$ 1.0 million was paid by Telemig Celular Participações, relating to the compensation of the executive officers who shared our management and the management of Telemig Celular Participações and Telemig Celular. The aggregate total amount of compensation includes salaries of approximately R$ 0.5 million and bonuses to the executive officers of approximately R$ 0.5 million. We are not required under Brazilian law to disclose on an individual basis the compensation of our directors and executive officers.

We have a yearly bonus program that provides variable compensation to our executive officers upon the achievement of previously stipulated financial and operating performance results. On October 5, 2000, our board of directors approved two executive stock incentive plans, which applied to our executive officers and were further extinguished on October 4, 2007. See “—Share Ownership” for a description of these plans. We do not have a compensation committee.

C.	Board Practices

Our board of directors is responsible for, among other things:

•	establishing our general business policies,

•	electing and removing the members of our board of executive officers,

•	supervising our management and examining our corporate records,

•	calling shareholders’ meetings,

•	expressing an opinion on the annual report and management’s financial statements,

•	appointing external auditors,

•	determining the payment of interest on shareholders’ equity,

•	approving capital increases limited to the amount of the authorized capital stock, and

•	authorizing the purchase of our own shares, to the extent permitted by law.

Our board of directors may be composed of a minimum of three and a maximum of 11 directors elected by our shareholders at the shareholders’ meeting, which also appoints one chairman and one vice-chairman.

Our executive officers are responsible for our day-to-day management and the representation of the Registrant. The Registrant has four executive officer positions: the Diretor Presidente (Chief Executive Officer or CEO), the Diretor Financeiro (Chief Financial Officer or CFO), the Investor Relations Officer and the Diretor (Officer). Our CFO is also our Investor Relations Officer. Our service contracts with executive officers provide benefits upon termination of employment.

Pursuant to our bylaws and to the Brazilian laws, a director cannot vote on a proposal, arrangement or contract in which the director’s interests conflict with our interests; our shareholders must approve the total compensation of our management and the board of directors is responsible for allocating individual amounts of management compensation. There is no mandatory retirement age for our directors. Brazilian Corporate Law requires that a director must be a shareholder of the company, but there is no minimum amount of shares required.

On July 29, 2005, our board of directors decided that our fiscal council would also undertake the responsibilities of an audit committee, including, among others, making recommendations to the board of directors on appointment and retention of independent auditors, processing complaints regarding accounting and auditing, and engaging advisors. See “Item 16D. Changes in Internal Controls—Exemptions from the Listing Standards for Audit Committees.”

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

D.	Fiscal Council

Under Brazilian Corporate Law, the fiscal council is a corporate body, independent of our board of directors and board of executive officers. The fiscal council’s primary responsibility has been to: (1) monitor the activities of our management, (2) review our financial statements, (3) report its findings regarding the financial statements to our shareholders, and (4) report to our management, or to our shareholders in case management fails to act, any cases of gross error, fraud or crime and present suggestions to cure these incidents.

Brazilian Corporate Law establishes that the fiscal council may not contain members that are: (1) on our board of directors or board of executive officers or the board of directors or board of executive officers of companies we control or that are under common control; (2) We or our affiliates employ; or (3) spouses or relatives of members of our board of directors or board of executive officers, up to and including the third degree of relationship.

Our fiscal council is comprised of three to five effective members and respective alternates, elected for a one-year tenure by a vote of our shareholders at their annual shareholders’ meeting. As of the date of this filing, our fiscal council is comprised of three effective members and respective alternates. Under Brazilian corporate law, holders of our preferred shares have the right to elect separately one member of the fiscal council. Also, under Brazilian corporate law, our minority shareholders that hold at least 10% of the voting shares also have the right to elect separately one member of the fiscal council.

In addition, Brazilian Corporate Law requires that fiscal council members receive remuneration which is at least 10% of the average amount paid to each officer. The fiscal council meets on a regular basis, and whenever necessary if we are undergoing extraordinary circumstances.

The SEC has adopted a new rule that prohibits the NYSE from listing, or continuing to list, any security of any issuer, that does not have an audit committee which meets a number of requirements, such as independence from management, and performs various duties, such as the retention and oversight of the independent registered public accounting firm and the processing of complaints regarding internal accounting controls and general auditing matters.

Pursuant to an exemption under the SEC rules regarding the audit committees of listed companies, a foreign private issuer is not required to have a separate audit committee composed of independent members if it has a committee established and selected pursuant to home country legal or listing provisions expressly requiring or permitting the formation of such a committee. In our case, this committee would be the fiscal council. We have relied on this exemption and assigned the required audit committee responsibilities to the fiscal council, to the extent permissible under Brazilian law. Pursuant to this exemption, we do not believe that reliance on this exemption materially adversely affects the ability of our fiscal council to act independently, and our fiscal council has so far been able to exercise the required duties and responsibilities of a U.S. audit committee to the extent permissible under Brazilian Corporate Law. Nevertheless, a fiscal council established under Brazilian Corporate Law has not typically been considered equivalent or comparable to a U.S. audit committee as provided for under the Sarbanes-Oxley Act.

To comply with the new SEC rules, the fiscal council must meet the following standards: (1) be separate from the full board of directors; (2) its members must not be elected by management; (3) none of its members may serve concurrently on the board of executive officers; and (4) Brazilian law must set forth standards for the independence of its members. In addition, in order to qualify for the fiscal council exemption, the fiscal council must, to the extent permitted by Brazilian law:

•

be responsible for the appointment, retention, compensation and oversight of the independent registered public accounting firm (including the resolution of disagreements between management and the independent registered public accounting firm regarding financial reporting);

•

be responsible for establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing practices;

•	have the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties;

•	be responsible for analyzing, discussing, evaluating and making questions about the structure of monitoring and efficiency of the internal controls;

•	receive appropriate funding from the company for payment of compensation to the independent registered public accounting firm, for any advisors and ordinary administrative expenses; and

•

be responsible for the oversight of our independent auditor’s work (our fiscal council’s policy is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers Auditores Independentes. These services may include audit services, audit-related services and other services, as described above. In such an event, the fiscal council sets forth its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and setting forth a budget for such services).

Because Brazilian Corporate Law (1) does not permit the board of directors to delegate the responsibility for the oversight, appointment, retention and compensation of the independent registered public accounting firm, and (2) does not provide the board of directors or the fiscal council with the authority to resolve disagreements between management and the independent registered public accounting firm regarding financial reporting, our fiscal council cannot and will not perform these functions. Therefore, our fiscal council may only perform an advisory role in making recommendations to the board of directors with respect to the oversight, appointment, retention and compensation of the independent registered public accounting firm. Similarly, our fiscal council may only perform an advisory role to our board of directors and board of executive officers regarding the resolution of disagreements between management and the independent registered public accounting firm. See “Item 16D. Changes in Internal Controls—Exemptions from the Listing Standards for Audit Committees.”

On July 29, 2005, our board of directors decided that our fiscal council would also undertake the responsibilities of an audit committee, including, among others, making recommendations to the board of directors on appointment and retention of independent auditors, processing complaints regarding accounting and auditing, and engaging advisors. See “Item 16D. Changes in Internal Controls—Exemptions from the Listing Standards for Audit Committees.”

The following are fiscal council members of TNL elected at our annual shareholders’ meeting held on May 05, 2008, except for the members that were nominees of the preferred shareholders, who were elected during our shareholders meeting of March 28, 2008:

Name:	Position:	First year of appointment
Aparecido Carlos Correia Galdino	Member	2008
Sidnei Nunes	Alternate	2008
Allan Kardec de Melo Ferreira	Member	2008
Denis Kleber Gomide Leite	Alternate	2008
Ruy Flaks Schneider	Member elected by the preferred shareholders	2008
Marcos Duarte Santos	Alternate elected by the preferred shareholders	2008

Aparecido Carlos Correia Galdino. Mr. Galdino was appointed a member of our fiscal council on May 5, 2008 for a term to expire at the shareholders’ meeting of 2009. Mr. Galdino is currently an officer of La Fonte Participações S/A, a member of the board of directors of La Fonte Telecom S.A. and of Grande Moinho Cearense S.A. Mr. Galdino started his professional career in 1971 at Metalúrgica La Fonte S.A. and he has been working at companies of the Jereissati Group for 36 years. Mr. Galdino holds a degree in business administration from Faculdades Intergradas Princesa Isabel (1978).

Sidnei Nunes. Mr. Nunes was appointed a member of our fiscal council on May 5, 2008 for a term to expire at the shareholders’ meeting of 2009. Mr. Nunes is currently a member of the board of directors of the following companies: Iguatemi Empresa de Shopping Centers S/A, LFTEL S/A and of Grande Moinho Cearense S/A. Mr. Nunes is an financial and controller officer of companies of the Jereissati Group. Mr. Nunes was a member of the fiscal council of certain of our branches in the states of Ceará and Sergipe from January 2000 to September 2001. Mr. Nunes holds a degree in business administration (1982) and accounting (1984) from Faculdade de Administração Paulo Eiró and an MBA from the University of São Paulo (1998).

Allan Kardec de Melo Ferreira. Mr. Ferreira was appointed to our fiscal council on May 5, 2008 for a term to expire at the shareholders’ meeting of 2009. From 1971 to 1993, he was an in-house counsel with Construtora Andrade Gutierrez. His activities include management consultancy services to a number of companies in the civil, commercial and tax areas, participation in corporate restructuring processes (mergers, spin-offs, disposals, sale of assets) of the telecommunications companies of the Andrade Gutierrez Group and in several bidding processes conducted by the Minas Gerais Roads Department (Departamento de Estrada de Rodagem de Minas Gerais) or DER-MG, the Belo Horizonte Traffic Department (Empresa de Transposte e Trânsito de Belo Horízonte) or BHTRANS, the Ministry of Communications, the National Road Department (Departamento Nacional de Estradas de Rodagem) and Anatel. He holds a degree in law from the Pontifícia Universidade Católica de Minas Gerais (1970), in addition to having participated in several extension courses in foreign trade, in particular export services, at Foreign Trade Center Foundation (Fundação Centro de Comercio Exterior) or FUNCEX, Fundação Dom Cabral, Foreign Trade Ministry, and Construtora Andrade Gutierrez.

Denis Kleber Gomide Leite. Mr. Leite was appointed a member of our fiscal council on May 5, 2008 for a term to expire at the shareholders’ meeting of 2009. Mr. Leite is also a member of the board for economics matters of the commercial trade association of the state of Minas Gerais (Conselho de Assuntos Econômicos da Associação Comercial de Minas Gerais); he is a member of the infrastructure board of the National Industry Confederation in Brazil (Conselho de Infraestrutura da CNI – Confederação Nacional da Indústria); member of the commission for technical and political matters of TELEXPO; member of the São Paulo telecommunications and IT chamber (Câmara Paulista de Telecomunicações e Informática). He also has professional experience in commercial, general, financial and human resources administration and he has held senior management position in the following companies: Cia. de Tecnologia da Informação do Estado de Minas Gerais – PRODEMGE-MG; Sociedade Mineira De Engenheiros – Sme; Fertilizantes Fosfatados – Fosfértil – Grupo Petrobrás Fertilizantes; Federação Das Indústrias De Minas Gerais – Fiemg; Instituto Horizontes E Instituto Brasileiro Para O Desenvolvimento Das Telecomunicações – IDDT. Mr. Leite holds a degree in law from the University of Minas Gerais (Universidade Federal de Minas Gerais), or UFMG, a degree in business administration from União de Negócios e Administração – UNA, and a masters degree in financial administration from FGV.

Ruy Flaks Schneider. Mr. Schneider was appointed a member of our fiscal council on March 28, 2008 for a term to expire at the shareholders’ meeting of 2009. Mr. Schneider is currently the CEO of Schneider & Cia., a consulting firm, a consultant for strategic communication affairs at the Office of the Commander-in-Chief of the Brazilian Navy, a member of the board of directors of Light S.A. and member of the fiscal council of INB Industrias Nucleares do Brasil. Mr. Schneider has held the positions of member of the board of directors that succeeded in the turnaround of Parmalat Brasil S.A., of vice-president capital markets of the Bank of Montreal in Brazil, and of executive vice-president of Grupo Multiplan. Mr. Schneider holds a degree in mechanical and production engineering from the Catholic University of Rio de Janeiro and is graduate of Brazil’s Superior War College, and a masters degree in Engineering Economy from Stanford University.

Marcos Duarte Santos. Mr. Santos was appointed a member of our fiscal council on March 28, 2008 for a term to expire at the shareholders’ meeting of 2009. Mr. Santos was the Vice-President of Bankers Trust Company in Brazil from January 1994 to July 1996. He has also held the position of Vice-President of CSFB – Garantia. Mr. Santos has been a member of the Fiscal Council of Tele Norte, Tele Ceará and Tele Espírito Santo from 2001 to 2002. Mr. Santos holds a degree in production engineering from the Universidade Federal do Rio de Janeiro (UFRJ).

On July 29, 2005, our board of directors decided that our fiscal council would also undertake the responsibilities of an audit committee, including, among others, making recommendations to the board of directors on appointment and retention of independent auditors, processing complaints regarding accounting and auditing, and engaging advisors. See “Item 16D. Exemptions from the Listing Standards for Audit Committees.”

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

E.	Employees

At December 31, 2007, we had 419 employees, as compared to 814 employees at December 31, 2006 and 891 employees at December 31, 2005. At December 31, 2007, 1.0% of our employees were employed in customer service, 69.7% in sales and marketing, 9.5% in management, 17.9% in engineering and 1.9% in information technology. The decrease in the number of our employees during 2007 was primarily due to the reduction of employees in our customer service departments due to the incorporation of our customer service acitivities by Telemig Celular. In addition, at December 31, 2007, we had 329 outsourced employees, 03 of which were temporary employees. Less than 19.0% of our employees are affiliated with Sinttel (Sindicato de Trabalhadores de Telecomunicações), the labor union for telecommunications companies, in the respective states. We believe that our relationship with our employees is satisfactory and we have not experienced any labor strikes since our privatization.

We have implemented a yearly bonus program, designed to stimulate an increase in our operating productivity, which provides variable compensation to employees according to previously specified financial and operating performance goals. The total amount paid in 2007 in connection with this bonus program was R$2.1 million and the total amount paid in 2006 was R$4.4 million. Competition has created, and we believe that it will continue to create, pressure on salaries and our ability to hire and retain qualified upper- and mid-level management personnel.

We participate in a pension fund, the Fundação Sistel de Seguridade Social, or Sistel, which supplements government-provided retirement benefits and offers three plans: (1) multi-employer defined benefit pension plan, or PBS-A; (ii) multi-employer post-retirement benefit plan, or PAMA; and (iii) defined contribution and defined benefit plan, or CelPrev. We make total monthly contributions to Sistel plans PBS-A and PAMA equal to 13.5% of the salary of each employee who is a Sistel member. Each member employee also makes a monthly contribution to Sistel based on his or her age and salary. Members of Sistel qualify for full pension benefits after reaching the age of 57, provided that they have been members of Sistel for at least ten uninterrupted years and have been affiliated with the social security system for at least 35 years. Sistel operates independently from us. At the time of the privatization, our employees had the right to maintain their rights and benefits in Sistel. In May 2004, we introduced CelPrev, a defined contribution plan, except for medical benefits for which there is a defined benefit up to 24 months, for all of our employees. Sistel participants were invited to switch their defined benefits plan to the new defined contribution plan. In this plan the participants define the percentage of their contribution. We make monthly contributions to Sistel in connection with CelPrev of up to 8.0% of the employee’s salary and each member employee also makes a monthly contribution to Sistel. Under CelPrev, members of Sistel qualify for full pension benefits after reaching age 50, provided that they have been members of Sistel for at least ten consecutive years and they do not have to be affiliated with the social security system. See Note 19 to our consolidated financial statements.

F.	Share Ownership

The members of our board of directors and our executive officers, on an individual basis and as a group, beneficially own less than 1% of any class of our stock. See “Item 7A. Major Shareholders and Related Party Transactions—Major Shareholders” for more information.

On October 5, 2000, our board of directors approved two executive stock incentive plans, which were further extinguished on October 4, 2007. The first plan covered certain key executives who may receive shares of our common or preferred stock. The options vested only to the extent that we achieved performance goals determined by our board of directors during a five-year performance period. At December 31, 2006, no options were outstanding in connection with this incentive plan as all options had been forfeited.

The second plan covered key executives, who also participated in the first plan, and other employees. Options granted under this plan related to preferred stock and were exercisable at market price at the date of the grant. The vesting period was 20% during the second year, 60% during the third year and 100% during the fourth year. No options were exercised during either period. The exercise price for the granted options is R$72.00 (R$1.44 per thousand preferred shares before the reverse stock split). The price is updated by the IGP-M inflation index until the date of exercise.

The second stock incentive plan for key employees was modified by our board of directors on December 29, 2003. As this plan had been inactive from 2001 to 2003, at a meeting of the board of directors in the combination of the amounts for 2001, 2002 and 2003 into a single tranche, with vesting available beginning in 2004 was approved. At December 31, 2007 the plan covered one executive. Options granted under this plan relate to preferred stock and were exercisable at market price at the date of the grant, discounted by 20%. The vesting period is 40% during 2004, 30% during 2005 and 30% during 2006. At December 31, 2007, 0.622 (31,091 before the reverse stock split) options were outstanding under this plan. No options were exercised during the period. The exercise price of the granted options is R$24.50 per share (R$0.49 per thousand preferred shares before the reverse stock split). The price is updated by the IGP-M inflation index until the date of exercise. The options expired in January 2008 without being exercised by our executives.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

On August 2, 2007, Telpart, our direct controlling shareholder at that time, entered into a share purchase agreement with Vivo, regarding the sale of the total shares held by Telpart in the capital stock of the Registrant, equivalent to 19.34% of its total capital, 51.86% of its voting capital and 0.09% of its non-voting capital. The Registrant, in turn, is the holder of approximately 89.78% of the voting capital of Amazônia Celular. On December 20, 2007, Vivo entered into a share purchase agreement with Telemar, with the purpose of selling to Telemar the Registrant’s shares that Telpart had undertaken to sell and transfer to Vivo. The transfer of the Registrant’s control was approved by the Director Council of Anatel in a previous consent held on March 4, 2008.

On April 3, 2008, the transfer of our control and that of Telemig Celular Participações (and, indirectly, of Telemig Celular) to Vivo became effective. Subsequently, on that same date, the transfer of our control to Telemar also became effective.

In accordance with our bylaws, our capital stock is divided into common shares (ações ordinárias) and preferred shares (ações preferenciais). Upon approval by the board of directors, our capital stock may be increased up to the limit of the authorized capital set forth in the bylaws, provided that the number of preferred shares may not exceed 2/3 of the total capital stock. Each common share entitles its holder to full voting rights at meetings of our shareholders. Our preferred shares have voting rights under limited circumstances. See “Item 10B. Additional Information—Memorandum and Articles of Association—Preferred Shares and Common Shares” for more information regarding our capital stock and our two classes of shares.

The following table presents information concerning our major shareholders at June 09, 2008. We are not aware of any other shareholder owning more than 5% of the common shares or more than 5% of our preferred shares.

Name of Owner	Common Shares	% Common Shares	Preferred Shares	% Preferred Shares	Total Shares	% Total Capital
Telemar Norte Leste S.A.	1,292,672	51.86	3,715	0.09	1,296,387	19.34
Vinson Fund, LLC	221,750	8.90	261,664	6.22	483,414	7.21
Emerging Markets Growth Fund Inc	184,298	7.39	110,578	2.63	294,876	4.40
Polo Norte FI Multimercado	151,050	6.06	228,158	5.42	379,208	5.66
Polo Fia	142,900	5.73	318,624	7.57	461,524	6.89
Caixa de Previd. Dos Func. Do Banco do Brasil	134,452	5.39	118,527	2.82	252,979	3.77
The Bank of New York ADR Department	—	—	999,320	23.74	999,320	14.91
Ventura Capital LLC	—	—	385,505	9.16	385,505	5.75
Banco Banestado S.A.	—	—	269,463	6.40	269,463	4.02
Soloist Capital, LLC	—	—	260,429	6.19	260,429	3.89
Victor Adler	5	—	224,000	5.32	224,005	3.34

Source: Banco ABN AMRO Real S.A.

On December 28, 1999, our shareholders approved a corporate reorganization whereby Telpart contributed assets to us, resulting in future tax benefits. We recorded a deferred tax asset of R$48.8 million, which will be realized over a period of up to ten years. In accordance with Brazilian Corporation Law, we must issue shares (pro rata both common and preferred) to Telpart for the amount of the tax benefits recognized by us. With the change in our control on April 3, 2008, the shares will be issued to Telemar, the Registrant’s new controlling shareholder. See “Item 4A. Information on the Company—History and Development of the Company—Developments since January 1, 2008.” In addition, minority shareholders are granted preemptive rights. If the minority shareholders do not elect to exercise these rights, the shares will be issued and subscribed for by Telemar. As of December 31, 2007, we maintain a valuation allowance for the entire amount of the referred tax benefit. See Note 17 to our consolidated financial statements for a more detailed description of this transaction.

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

Until March 31, 2008, we considered Brasil Telecom as related party due to the existence of common shareholders in our previous control chain.

In a general shareholders’ meeting held on April 3, 2008, our control was transferred to Telemar. In view of this transfer, the companies of the Telemar group became related parties.

Shared Service Agreement

Prior to April 3, 2008, in order to increase efficiency in the allocation of resources, capitalize on synergies, avoid unnecessary duplication of activities and improve operating efficiencies, we were a party to a shared service agreement with Telemig Participações pursuant to which certain costs incurred for the benefit of both companies and their subsidiaries are allocated to each company based on criteria designed to reflect the actual amount of use by each company. The costs allocated under this shared service agreement relate primarily to personnel, marketing and outside consulting fees. See Note 18 to our consolidated financial statements.

Following the acquisition of our control by Telemar on April 3, 2008, we, Telemar, Vivo, Telemig Celular Participações and Telemig Celular entered into a memorandum of understanding, or the MoU, on April 7, 2008 to determine a procedure to segregate our activities from those of Telemig Celular. The MoU requires Telemig Celular and Amazônia Celular to: (i) enter into a services agreement, pursuant to which Telemig Celular will render certain services to Amazônia Celular, including accounting, information technology, network maintenance, systems control, engineering, development of marketing programs, products and services, among others; (ii) define together certain key performance indicators and service level agreements; (iii) determine a timeframe for segregation of these processes; (iv) determine which assets to segregate; (v) keep confidential any information obtained from the other party during this transitional period; and (vi) independently contract auditors to assist in the segregation process and for transparency purposes. This MoU is valid for nine months renewable for an additional three-month term renewable for additional three-month term.

Interconnection

Incumbent fixed-line providers are obliged to provide interconnection services to mobile operators with the incumbent’s own installations. We have entered into interconnection agreements with a number of other telecommunications operators in Brazil, including Brasil Telecom and the long-distance and local carriers operating in our area. The terms of these interconnection agreements include provisions for the number of connection points, the method by which signals must be received and transmitted, and the costs and fees of interconnection. Network usage fees are also assessed based on the terms of these agreements. We have also entered into an agreement with Brasil Telecom under which our subscribers pay a lower rate to use long-distance services offered by Brasil Telecom.

We have agreements with certain other telecommunications operators in Brazil, including Telemig Celular, regarding short message interworking. These interconnections allow customers of Amazônia Celular and of all parties to the agreements to exchange SMS between their mobile stations in Brazil and other countries.

A MMS network was established and successfully integrated in July 2005 between certain other telecommunications operators in Brazil, including Telemig Celular. These interconnections allow the customers of Amazônia Celular and of such operators to exchange MMS between their mobile stations and across Brazil.

On December 31, 2007 and 2006 the accounts payable to Oi and Telemar, which were classified in current liabilities referred to the pass-through of national and international long distance calls made by the Subsidiary’s subscribers using the Carrier Selection Code - CSC (Código de Seleção de Prestadora - CSP) of Oi/Telemar, totaled R$3.0 million. The accounts receivable and the service revenues referred mainly to the revenues from interconnection for the use of the Subsidiary’s network in these long distance calls and infrastructure sharing totaled R$10.7 million and R$19.8 million, respectively. These amounts were classified respectively in current assets and service revenues in the Subsidiary’s statements.

Roaming Agreements

Roaming services must be made available to other mobile operators upon the request of that operator. We have entered into agreements for automatic roaming with all other A and B Band service providers in Brazil outside our area for the use of the TDMA network, and we have also signed agreements with all other GSM cellular operators in Brazil, including Brasil Telecom and Telemig Celular S.A., to provide GSM roaming for our postpaid and prepaid customers. We also offer to our customers GPRS roaming with other cellular service providers, including Telemig Celular S.A., under which our clients have access to the networks of such other cellular service providers while traveling or “roaming” outside our area and we are required to provide roaming services to customers of those mobile operators from outside our area when they are within our area. The agreements require the parties to provide service to roaming subscribers on the same basis as they provide service to their own customers and to carry out a monthly reconciliation of roaming subscriber usage charges. The agreements regarding GSM network have a one-year term, which is automatically renewable for further one-year terms. The agreements regarding the TDMA network have an indefinite term.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Financial Statements and Other Financial Information

The information included in Item 18 of this annual report is referred to and incorporated by reference into this Item 8A.

Legal Proceedings

We are involved in a number of legal proceedings, lawsuits and claims incidental to the normal conduct of our business, relating to such matters as taxes, labor and civil lawsuits. As of December 31, 2007, we maintained provisions in the total amount of R$153.5 million and court deposits in the total amount of R$125.7 million. We believe that if these legal proceedings, lawsuits and claims were to be decided against us, resulting in payments in an amount that is within the provision constituted in connection with each of such legal proceedings, they would not have a material adverse effect on our business, results of operations or financial condition.

Civil Legal Proceedings

At December 31, 2007, we had provisions of R$3.0 million for contingent liabilities which we consider sufficient to meet reasonably estimated probable losses arising from civil lawsuits. The most significant civil suits involving us are described below.

Consórcio VOA

“Consórcio Voa” was created for the purpose of acquiring and operating aircraft for the exclusive use of the parties to the consortium, which include us, under the leadership of Opportunity Equity Partners Administradora de Recursos Ltda. On November 11, 2005, Brasil Telecom filed a legal proceeding against all members of Consórcio VOA, Opportunity Equity Partners Administradora de Recursos Ltda. and Mr. Daniel Dantas, seeking to remove the leader of the consortium, as well as to receive indemnity for losses in the amount of R$4 million, claiming that Opportunity Equity Partners Administradora de Recursos Ltda. abused its power as leader of the consortium, resulting in losses to Brasil Telecom, as member of the consortium and at the time also a member of the Opportunity Group. We filed our response in October 2006, alleging that we are not a legitimate party to the lawsuit because Brasil Telecom did not attribute any irregularity to us as member of the consortium. On December 19, 2007, the lower court judge dismissed the proceeding in relation to us, confirming that we did not qualify as defendants. There is possibility of appeal by Brasil Telecom. We are awaiting the decision to become final and unappealable.

Litigation Related to “Caller ID” and of the Trademark “BINA”

Lune Projetos Especiais Telecomunicação Comércio Ind. Ltda., or Lune, has brought a lawsuit against Amazônia Celular and other Brazilian mobile telecommunication operators on November 2001, in which Lune claims to be the owner of patents relating to Equipamento Controlador de Chamadas Entrantes e do Terminal Telefônico, or Caller ID, and of the trademark “BINA” (“B Identifies the Number of A”), and alleges that the mobile telecommunication operators are copying the patent and using the trademark without proper authorization. Lune has requested that the operators be ordered to cease providing Caller ID services and using the trademark “BINA” and that Lune be indemnified for the unauthorized use of the Caller ID system in an amount equal to the fees paid to the operators by customers for use of the Caller ID system.

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

The proceeding is still in its preliminary stage. Amazônia Celular has presented its defense and the court has determined that the issue be analyzed separately by the courts located in the states where each defendant is based. As we and our legal advisors believe the chance of loss in this lawsuit is possible, no provisions have been recorded.

Prepaid Credits

We and other mobile operators in Brazil are party to lawsuits challenging the validity of expiration dates for prepaid telephone credits. These proceedings are still in their preliminary stages, and the court has requested that the defendants submit information supporting the basis for setting an expiration term. In May, 2005, the Public Prosecutor’s Office filed a public civil action against all mobile operators in Area 8 (among which, Amazônia

Celular) and, also against Anatel, regarding the imposition of deadlines for the use of prepaid credits. The request to have the deadlines for the use of credits suspended until the issuance of a decision was denied. Amazônia Celular filed a counterclaim in September 2005 and we remain awaiting decision on this matter. In September 2006, the injunction requested by the Federal Public Prosecutor’s Office was rejected. We and our legal advisors believe the chance of loss in these lawsuits is remote and no provision has been recorded.

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

Civil Class Action against SMP operators for the installation of cellular blocks in prisons

In June 2006, the Federal Attorney’s Public Office initiated a civil class action against SMP operators, including Amazônia Celular, for the installation of cellular blocks in Brazilian prisons. This proceeding is still in a preliminary stage. We and our legal advisors believe the chance of loss in this lawsuit is remote and no provision has been recorded.

Attorney’s Fees – Advocacia Bettiol

Advocacia Bettiol filed a lawsuit against Tele Norte, Amazônia Celular, Telemig Celular Participações and Telemig Celular, questioning the terms of the legal fees contracted. All defendants filed their responses in addition to having filed a lawsuit against Advocacia Bettiol in order to declare the previously executed contract void. Both lawsuits are in its initial phase, expecting trial court’s decision. The amount involved is R$1.5 million. We and our legal advisors believe the chance of loss in this lawsuit is possible and no provision has been recorded.

Regulatory Legal Proceedings

Telecommunications Regulations Proceeding

The Brazilian telecommunications regulations prohibit a shareholder from having a controlling interest in more than one mobile telecommunications carrier operating in the same area in Brazil. On June 15, 2005, Amazônia Celular has initiated court proceedings seeking a court order to prevent PREVI and Banco do Brasil from exercising their voting rights in Amazônia Celular, until the legality of their shareholding interest is resolved. The main argument in this lawsuit is that Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI (which is the Banco do Brasil S.A. pension fund) and Banco do Brasil are a part of our controlling shareholder block and also are a part of the controlling shareholder block of Telemar, which competes with us in our area under the “Oi” brand name. As we believed the claim had no legal grounds and therefore, would probably be rejected by the Brazilian court, we relinquished our claim on October 18, 2006. On June 27, 2007, the Court confirmed our request and dismissed the claim. Opportunity has filed an appeal against this decision as an interested third party and this appeal is awaiting decision by the Superior Court of Justice.

Litigation with Anatel Regarding Quality Standards

On February 23, 2007, we filed a writ of mandamus against the decision of Anatel’s chairman to deny the suspensive effect of our administrative appeal filed in connection with the administrative proceeding commenced by Anatel and under which Anatel imposed us a fine in the amount of R$150,000, plus monetary adjustment, alleging that we did not comply with the minimum quality standards established in the General Quality Targets Plan. See the description of the administrative proceeding below in “—Administrative Proceedings commenced by Anatel—

Regarding Quality Standards.” The writ of mandamus was filed with the sole purpose of avoiding the payment of the fine before the administrative appeal was duly decided. Our writ of mandamus was denied on Febrary 28, 2007 by the 14th lower federal court of Brasilia. We filed an intermediary appeal (agravo de instrumento) against this decision, which was denied on March 7, 2007 by one of the judges of the 7th chamber of the higher court of Brasilia. We filed another intermediary appeal (agravo regimental) against this decision, which is an appeal requesting our claim to be judged by the chamber of judges. This intermediary appeal was denied on October 3, 2007. We filed an appeal to the higher federal court of Brasilia against the decision of the 14th lower court, and we are awaiting a decision on this appeal. As we and our legal advisors believe the chance of success of this lawsuit is possible, no provisions have been recorded.

Administrative Proceedings commenced by Anatel Regarding Quality Standards

In October 2006, Anatel filed a Procedure to Investigate Breaches of Obligations, or PADO, against us, alleging that we had not complied with the quality standards established in the General Quality Targets Plan for the years 2004 and 2005, and, as a result, a fine in the amount of R$150,000 plus monetary adjustment should be imposed on us. We filed an administrative defense and we are awaiting a decision on the matter. We have recorded a provision in the amount of R$75,000 as we understand that the measurement of quality ratios should be effective from the time we migrated to SMP regimeand not from the time of execution of the authorization.

In February 2008, Anatel sent Amazônia Celular another PADO alleging that it had not complied with the quality targets for the years 2005 and 2006 and imposing a fine in the amount of R$102,000, plus monetary adjustments. Amazônia Celular requested that Anatel present the calculation made to compute the fine, reopening the term for appeal. As we and our legal advisors believe the chance of success of this lawsuit is probable, no provision has been recorded.

In March 2008, Anatel sent Amazônia Celular another PADO alleging that it had not complied with the quality targets for the years 2006 and 2007, imposing a fine in the amount of R$286,000, plus monetary adjustments. Amazônia Celular will submit an administrative defense against the imposition of the fine. As we and our legal advisors believe the chance of success of this lawsuit is probable, no provision has been recorded.

Tax Legal Proceedings

As of December 31, 2007, we had provisions of R$148.8 million for contingent liabilities relating to tax matters, the most significant of which are described below.

Litigation Related to the Application of ICMS

In June 1998, the governments of the individual Brazilian states approved an agreement to interpret existing Brazilian tax law to apply the state value-added tax, commonly known as ICMS, to certain services, including cellular activation and monthly subscriptions. The agreement also provides that the ICMS may be applied retroactively to activation services rendered during the five years preceeding June 1998.

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

We have made provisions totaling approximately R$0.5 million for the application of the ICMS to cellular activation from June 1998 (the effective date of the agreement) to December 31, 2003. The application of the ICMS to cellular activation for the year ended December 31, 1998 would have had a maximum negative impact estimated at R$0.1 million and R$0.5 million on our results of operations for 2001 and 2002, respectively, and no material effect on our results of operations for 2003 and 2004. The application of ICMS on cellular activation would not materially affect our results of operations for 2001 and 2002 because we eliminated the activation fee for all but one of our plans. For the remaining plan, cellular activation has been significantly reduced. We do not believe that application of the ICMS on cellular activation, applied on a prospective basis will have a material impact on our results of operations.

Monthly Subscriptions and Additional Services. In December 1998, each of Amazônia Celular’s then-existing subsidiaries filed an injunction with the treasury court of the state in which it is located and therefore suspended the remittance of the ICMS on monthly subscriptions and additional services and deposited such amounts in a trust account administered by the courts.

In 2004, we obtained a final favorable decision in the state of Amapá. We have also obtained decisions in our favor prohibiting the application of ICMS to monthly subscription and other additional services, and to authorization of cellular mobile station in the states of Pará and Maranhão. As the favorable decisions to us in the legal proceedings in the states of Maranhão and Pará were officially declared final and binding, we withdrew the amounts we deposited with the respective tax courts in connection with each of these proceedings. However, at a later date the public prosecutors’ offices of both states appealed alleging that for technical procedural issues the term for appeal had not elapsed and, therefore, the decision in each proceeding was not final. In the state of Maranhão the appeal was decided against us and the Superior Court of Justice determined that the claim be retried. We appealed against such decision and in May 2007 the Superior Court of Justice determined that the case records be submitted to the Maranhão state court. In the state of Pará the state’s appeal was decided in our favor and, therefore, the state filed another appeal against the decision. In 2007, we recorded provisions in the amount of R$24.0 million related to the legal obligations in the state of Maranhão. We made a court settlement with the state of Pará, ratified in January 2008, which dismissed the proceeding and authorized the appropriation of ICMS credits by Amazônia Celular. According to this settlement, the state of Pará recognized that no ICMS shall be levied on the subscription and added-value services. As a result, on December 31, 2007, we reversed the provision in the amount of R$32.4 million (See Note 14 to our Financial Statements). We entered into another settlement with the State of Pará in respect of the balance of the credit involved, upon which we received a credit of approximately R$12.8 million to be offset against future payment of ICMS in excess of R$5.7 million per year.

Concerning the state of Roraima, in December 2004, the Superior Court of Justice decided in our favor stating that ICMS does not apply to the authorization of cellular mobile stations. As the Superior Court did not admit the final appeal of the State of Roraima against the decision in favor of Amazônia Celular, the Public Treasury filed an appeal with the Supreme Court of Justice requesting that an extraordinary appeal be recognized. The Supreme Court of Justice rejected the appeal made by the state of Roraima in September 2007. In October, 2007, the State of Roraima filed yet another appeal from this decision before the Supreme Court of Justice and we remain awaiting final decision on the matter. We have recorded a provision in the amount of R$13.2 million related to this legal obligation and as of December 31, 2007, the respective judicial deposits amounted to R$13.2 million.

Concerning the state of Amazonas, in June 2003, the State of Amazonas Court of Justice decided for the application of the ICMS to the authorization of cellular mobile stations. In 2005, Amazônia Celular appealed from this decision to the Superior Court of Justice and to the Supreme Court of Justice. However, at the time of the filing of the appeal, Amazônia Celular failed to pay the fee related to such filing, and, as a result, the Superior Court of Justice was denied review of the appeal by the State of Amazonas Court of Justice. Amazônia Celular appealed from this decision and the Superior Court of Justice decided in Amazônia Celular’s favor, allowing the review of the first appeal. Amazônia Celular is currently awaiting decision on the matter. We have recorded a provision in the amount of R$13.2 million related to this legal obligation, and as of December 31, 2007 the respective judicial deposits amounted to R$13.2 million.

Litigation Relating to the Conveyance of PIS and COFINS to Users

A civil class action has been filed by the Public Prosecutor’s Office against us and other telecommunications companies to (i) prevent the passing on to customers of the amounts paid as contribution to PIS and COFINS, and (ii) to require that we return to our customers two times the amount of PIS- and COFINS-related charges passed along to them. These social contributions are levied on gross telecommunication services revenues from final customers located within the jurisdiction of the state of Maranhão. The Public Prosecutor’s Office considers the transfer of the tax to customers to be unconstitutional. No preliminary injunction has been granted and we believe that the civil class action has no legal basis. The maximum liability for this action was approximately R$128 million. The civil class action was dismissed without prejudice because of lack of interest in the action. This decision has already become final and binding on June 7, 2004.

Litigation Related to the Telecommunication Inspection Fund (FISTEL)

We are subject to the payment of the Telecommunication Inspection Fund contribution – FISTEL. The Telecommunication Inspection Fund is supported by revenues resulting from a tax imposed on telecommunication operators. We have adopted the position that the FISTEL is not due in respect of telecommunications stations that are not owned by us. As a result, we are involved in legal proceedings to obtain a judicial authorization for us to pay the FISTEL solely in respect of telecommunication stations owned by us. The amount involved in these proceedings is R$96.5 million as of December 31, 2007. As it is a legal obligation, we have recorded a provision in the amount of the FISTEL that would be payable, on a monthly basis and we are depositing in court the amount involved. As the trial court decided against us, we filed an appeal and remain awaiting a decision on the matter. We and our legal advisors believe the chance of success in this lawsuit is possible.

Litigation Related to the Fund for Universal Access to Telecommunication Services (FUST)

Based on Article 6 of Law No. 9,998/2000, which instituted FUST, we do not include in the calculation base of the contribution, the revenues obtained from telecommunications services providers as interconnection fee and for the use of its network resources. On December 15, 2005, Anatel’s board approved Precedent #7 which determines the inclusion of such revenues in the calculation base of FUST, with retroactive application to January 2001.

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

The injunction was not granted by the trial judge since the judge understood the matter to be complex. The petitioners, including Amazônia, appealed and in a decision given in March 2006, the Federal Regional Tribunal granted the injunction request to remove the application of the second part of Precedent #7 of Anatel. In March 2007, the lower court judge ruled that the levy of FUST on interconnection revenues specified in the second part of Precedent #7 of Anatel is unconstitutional. Anatel appealed from this decision to the Federal Regional Tribunal and we are currently awaiting a decision on the matter. As we and our legal advisors believe the chance of success in this lawsuit is possible, no provision has been recorded.

While the content of Precedent #7 was being questioned, in November 2006, Amazônia Celular received a tax claim from Anatel, regarding the payment of FUST on interconnection revenues received in 2001. The collection of FUST on interconnection revenues received in 2001 was suspended by an injunction granted in the litigation related to FUST. Amazônia Celular submitted a defense and is awaiting decision on the matter. In 2007, we received another tax claim regarding the payment of FUST on interconnection revenues received in 2002 in the total amount of R$2.7 million and filed an administrative defense. The enforceability is also suspended in these administrative proceedings. The total amount involved in both administrative proceedings is R$11.9 million. As we and our legal advisors believe the chance of success in this lawsuit is possible, no provision has been recorded.

Administrative Proceeding before the Ministry of Communications

Telecommunications Technological Development Fund (FUNTTEL)

Based on Law No. 10,052/2000 and Law Decree No. 3,737/2001, which instituted FUNTTEL, Amazônia Celular does not include in the calculation base of FUNTTEL, the revenues obtained from telecommunications service providers as interconnection fee and those for the use of its network resources.

The Ministry of Communications used Anatel’s interpretation regarding the collection of FUNTTEL on interconnection revenues, however, without any law authorizing such collection.

In December 2006, Amazônia Celular received a tax claim from the Ministry of Communications regarding the payment of FUNTTEL on interconnection revenues received in 2001. Amazônia Celular has submitted a defense and is awaiting decision on the matter. In November 2007, Amazônia Celular received another tax claim regarding the payment of FUNTTEL on interconnection revenues received in 2002 in the total amount of R$750,000 and submitted a defense. The enforceability is also suspended in these administrative proceedings. The amount involved in both administrative proceedings is R$ 2.9 million. As we and our legal advisors believe the chance of success in this proceeding is possible, no provision has been recorded.

On October 11, 2007, we filed, together with other cellular telephone operators, an injunction questioning the payment of FUNTTEL on interconnection revenues. On November 12, 2007 the federal judge decided in our favor, allowing us to calculate and pay the contribution to FUNTTEL on the total amount of gross operating revenue resulting from the provision of telecommunications services, not including the transfer amounts related to interconnection. The federal government appealed against the federal judge’s decision, before the Federal Regional Court of the First Region and we are currently awaiting decision on the matter. As a result of the federal judge’s decision, the payment of FUNTTEL on interconnection revenues is currently suspended.

Labor Legal Proceedings

We are party to several labor claims filed by former employees related mainly to salary adjustments and related charges. At December 31, 2007, we had provisions of R$1.6 million for contingent liabilities in connection with labor claims.

Service Providers

We currently use the services of approximately 1,662 outsourced service providers. Under Brazilian labor legislation, the legality of outsourced services is closely related to the nature of the services involved. Where the outsourced contracted services are related to the primary activities of the contracting company, there is, in effect, a strong presumption that the outsourcing is not legal. Thus, if the relationship between the outsourced service provider and the company contains any indicator of the essential elements of employment, such as subordination of the outsourced individual worker within the management hierarchy of the company, the outsourcing of services is likely to be found illegal.

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

The Federal Public Prosecutor brought a public civil action against Amazônia Celular in September 2006. An injunction was granted imposing that all hirings of outsourced service providers be suspended, under penalty of paying a fine per outsourced service provider that is hired. This decision was subsequently reversed with respect to the hiring of new outsourced service providers. The appellate court maintained the lower court’s decision, reducing, however, the amount of the penalty. Although the courts decided against us, the decision, if maintained, will only be effective six months after becoming final and not subject to appeal. We appealed against such decision, but the court rejected our appeal. Subsequently, we submitted an interlocutory appeal requesting that our rejected appeal to be reviewed and decided. Currently, we are awaiting a decision on the interlocutory appeal by the Superior Labor Court (Tribunal Superior do Trabalho).

On March 30, 2007, Amazônia Celular terminated the contract of outsourced employees who provided administrative services, with direct reporting to the managers of Amazônia Celular. We believe this measure will bring the outsourcing into conformity with the applicable laws regarding this aspect.

Labor Claim against Former Management

In December 2006, Amazônia Celular filed a R$1.0 million suit for damages against its former management, seeking indemnification for damages caused to us as a result of undue payments made by Amazônia Celular’s former management. The defendants filed a counterclaim, claiming moral damages in the amount of at least R$2.0 million. We are currently awaiting a hearing that has been scheduled to take place on July 07, 2008. As we and our legal advisors believe the chance of loss in this lawsuit is possible, no provision has been recorded. The total value of the claims (valor da causa) is considered to be R$3.0 million.

Dividend Policy and Dividends

General

Pursuant to Brazilian Corporation Law, each corporation is required to pay its shareholders a minimum mandatory dividend at least on a yearly basis, except in specific cases provided for in the applicable law. The amount of the minimum mandatory dividend may be determined in the bylaws or, should the bylaws be silent, the relevant amount is determined in accordance with the applicable provisions in the Brazilian Corporation Law. The company may also consider the amount of the interest on shareholders’ equity distributed to its shareholders for the calculation of the minimum obligatory dividend to be paid. See “Item 10B. Additional Information—Memorandum and Articles of Association—Allocation of Net Income and Distribution of Dividends.” Moreover, Brazilian Corporation Law provides that each Brazilian company may only issue new preferred shares for public distribution if one of the following terms applies to the preferred shares: (i) priority in the receipt of dividends corresponding to at least 3.0% of the book value per share; (ii) dividends 10.0% higher than those paid for common shares; or (iii) tag along rights at 80.0% of the price paid to the controlling shareholder in case of a transfer of control. Our bylaws provide that preferred shares will be entitled to receive, on a priority basis, minimum, non-cumulative dividends according to the greater of the following criteria: (i) 6.0% per annum of the amount resulting from the division of the amount of the outstanding capital stock by the number of our outstanding shares; or (ii) the right to a share of the mandatory dividend (see the next following paragraph) based on (a) a priority to receive a minimum, non-cumulative dividend corresponding to 3.0% of the net asset value of each share; and (b) a right to a share of the profits to be distributed on the same basis as common shares, after common shares have been paid a dividend equal to the minimum preferred dividend mentioned in (a) above.

Under our by-laws, we are required to distribute to our shareholders as dividends in respect to each fiscal year ending on December 31 an amount equal to not less than 25.0% of our net profit in any particular year, adjusted in accordance with the Brazilian Corporation Law. In addition to the mandatory dividend, our board of directors may recommend to our shareholders the payment of intermediate dividends from retained earnings and profit reserves. Any payment of intermediate dividends or the payment of interest on net worth will be netted against the amount of the mandatory dividend for that fiscal year.

Under the Brazilian Corporation Law, if our board of directors determines prior to the annual shareholders’ meeting that payment of the mandatory dividend for the preceding fiscal year would be inadvisable in view of our financial condition, we will not be required to pay the mandatory dividend, as long as it does not affect the right of the preferred shareholders to receive fixed or minimum dividends. This determination must be reviewed by our fiscal council and reported to our shareholders and to the CVM. If a mandatory dividend is not so paid, these earnings must be allocated to a special reserve account and, except in the event they are absorbed by future losses, are paid to the shareholders.

Payment of Dividends

Every Brazilian corporation is required to hold an annual shareholders’ meeting, at which an annual dividend may be declared, no later than four months after the end of our fiscal year. Our bylaws allow the payment of intermediate dividends on a semiannual basis or shorter period in the current year based on a balance sheet prepared by our management, or out of preexisting and accumulated profits as set forth in the preceding fiscal year’s balance sheet or in the preceding six-month period’s balance sheet. According to the Brazilian Corporation Law, dividends inherent to a certain share are payable to the person registered as its holder on the date of approval of the payment, which in any event must occur within the same fiscal year of its declaration. See Note 15(c) to the financial statements. Any shareholder has a three-year period from the date the dividend payment was made available to claim dividends in respect of its shares, after which the right expires and the amount related to the dividends returns to our Company.

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

The only significant asset the Registrant has other than cash is its shares in Amazônia Celular. The Registrant relies almost exclusively on dividends from Amazônia Celular to meet cash needs, including the payment of dividends to its shareholders. The Registrant controls the payment of dividends by Amazônia Celular, subject to limitations under Brazilian Corporation Law.

The following table sets forth the dividends paid to holders of our common shares and preferred shares since 2003 in reais.

Year	Common Shares	Preferred Shares
	(per share in R$)
2008 (through June 10)	—	0.75967
2007	—	—
2006	—	0.77592	(1)
2005	—	—
2004	—	1.03654
2003	—	—

(1)	This amount refers to dividends declared in 2004 that were not paid at that time.

In 2007, our statutory net income, adjusted by the realization of the “unrealized income reserve,” amounted to R$4.6 million. Accordingly, the minimum mandatory dividend distribution was proposed for the year ended December 31, 2007 in the amount of R$3.2 million.

In the beginning of 2006, we reassessed the calculations of the minimum dividend related to the year ended December 31, 2004, as the statutory net loss adjusted by the realization of “unrealized income reserve” resulted in a net income amounting to R$3.3 million. Accordingly, pursuant to article 203 of Law 6,404/76, in 2005, we recorded the minimum dividend related to the year ended December 31, 2004 to be paid to the record holders of preferred shareholders, in the amount of R$3.3 million (R$0.77 per share), adjusted based on the accumulated SELIC interest rate from the end of the year ended December 31, 2005 until effective payment.

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

No significant changes or events have occurred after the close of the financial statements as of and for the year ended December 31, 2007, other than the events described elsewhere in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

An extraordinary shareholders’ meeting held on July 12, 2007, approved the reverse stock split of our shares at a ratio of 50,000:1, effective as of August 14, 2007. Consequently, each of our ADSs currently represents one preferred share. Our capital is divided into 2,492,476 outstanding common shares and 4,209,206 preferred shares, without par value. All of our outstanding shares are fully paid.

Our preferred shares trade on the NYSE under the symbol “TCN” in the form of American Depositary Shares, or ADSs. Each ADS currently represents one preferred share without par value. The ADSs are evidenced by American Depositary Receipts, or ADRs, issued by The Bank of New York as depositary, under a deposit agreement among us, the depositary and the owners and beneficial owners of ADRs from time to time. We became a U.S. registered company listed on the NYSE on November 16, 1998. See “Item 10B. Additional Information—Memorandum and Articles of Association—Preferred Shares and Common Shares” for information of a proposed reverse share split of the shares issued by the Registrant.

The principal trading market for our preferred shares and for our common shares is the BOVESPA. Our preferred shares commenced trading on the BOVESPA on September 21, 1998. Our preferred shares trade on the BOVESPA under the symbol “TNCP4” and our common shares trade under the symbol “TNCP3.”

At December 31, 2007, there were:

•	an aggregate of 4,209,206 preferred shares issued and outstanding and 2,492,476 common shares issued and outstanding, and

•

1,094,843 ADSs representing 1,094,843 preferred shares held by foreign investors (to our knowledge based in each case on their addresses as indicated in our records for the shares in our custody), representing 26.0% of the total preferred shares outstanding.

We have registered one class of ADSs under a registration statement on Form F-6 pursuant to the Securities Act. All of the ADSs were registered in the name of The Depository Trust Company. At December 31, 2007, there were 50 holders of record of the ADSs.

The following table presents the reported high and low closing sale prices for our preferred shares as reported on the BOVESPA in reais.

	R$ per 1,000 preferred shares
Calendar Period*	High		Low
2003	R$	0.63	R$	0.30
2004	R$	0.71	R$	0.49
2005	R$	0.50	R$	0.27
2006	R$	0.61	R$	0.31
2007	R$	36.50	R$	31.50
2008 (through June 10)	R$	31.20	R$	23.01

2006:
1st quarter	R$	0.61	R$	0.31
2nd quarter	R$	0.49	R$	0.35
3rd quarter	R$	0.45	R$	0.33
4th quarter	R$	0.42	R$	0.38

2007:
1st quarter	R$	22.00	R$	18.50
2nd quarter	R$	21.00	R$	18.00
3rd quarter	R$	31.50	R$	21.00
4th quarter	R$	26.70	R$	22.90

2008:
1st quarter	R$	30.99	R$	23.01
2nd quarter (through June 10)	R$	31.20	R$	29.80

December 2007	R$	26.69	R$	22.90
January 2008	R$	26.80	R$	23.01
February 2008	R$	26.29	R$	23.70
March 2008	R$	30.99	R$	26.00
April 2008	R$	31.20	R$	29.80
May 2008	R$	31.02	R$	30.02
June 2008 (through June 10)	R$	31.00	R$	30.20

*	Stock prices beginning in January 2007 are impacted by the reverse stock split at the ratio of 50,000 : 1.

The following table presents the reported high and low closing sales prices for the ADSs in U.S. dollars on the New York Stock Exchange for the periods indicated.

	U.S. dollars per ADS
Calendar Period*	High		Low
2003	US$	11.01	US$	4.45
2004	US$	12.99	US$	8.47
2005	US$	9.10	US$	5.55
2006	US$	14.05	US$	7.20
2007	US$	16.67	US$	8.44
2008 (through June 10)	US$	18.75	US$	12.50

2006:
1st quarter	US$	14.05	US$	7.20
2nd quarter	US$	11.75	US$	7.61
3rd quarter	US$	9.30	US$	7.85
4th quarter	US$	9.81	US$	8.72

2007:
1st quarter	US$	10.55	US$	8.44
2nd quarter	US$	11.03	US$	8.95
3rd quarter	US$	16.67	US$	10.95
4th quarter	US$	14.83	US$	12.29

2008:
1st quarter	US$	18.13	US$	12.50
2nd quarter (through June 10)	US$	18.75	US$	17.15

December 2007	US$	14.79	US$	12.60
January 2008	US$	15.25	US$	12.50
February 2008	US$	15.55	US$	12.95
March 2008	US$	18.13	US$	15.50
April 2008	US$	18.57	US$	17.15
May 2008	US$	18.64	US$	18.01
June 2008 (through June 10)	US$	18.75	US$	18.41

*	Stock prices beginning in January 2007 are impacted by the reverse stock split at the ratio of 50,000 : 1.

B.	Plan of Distribution

Not applicable.

C.	Markets

Trading on the BOVESPA

General

In 2000, the BOVESPA was reorganized through the execution of memoranda of understanding by the Brazilian stock exchanges. Under the memoranda, all securities are now traded only on the BOVESPA, with the exception of electronically traded public debt securities and privatization auctions, which are traded on the Rio de Janeiro Stock Exchange.

When shareholders trade in common and preferred shares on the BOVESPA, the trade is settled in three business days after the trade date without adjustment of the purchase price for inflation. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. Delivery of and payment for shares are made through the facilities of the clearinghouse, the Brazilian Custody and Clearing Company (Companhia Brasileira de Liquidação e Custódia), or CBLC.

BOVESPA is the largest stock trading center in Latin America, concentrating about 70.0% of the volume of trades carried out in the region. Throughout its history, BOVESPA has experienced changes in order to streamline its structure. The most recent one took place on August 28, 2007 through a corporate restructuring process that resulted in the creation of BOVESPA Holding, which has, as fully-owned subsidiaries, the BOVESPA - responsible for the operations by the stock exchange and the organized over-the-counter markets - and CBLC, which provides settlement, clearing and depository services. Such corporate restructuring has consolidated the demutualization process, thereby causing the access to the tradings and other services rendered by the Stock Exchange to be unpegged from the stock ownership. In the former operating format of BOVESPA, only those brokers owing stock exchange memberships were allowed to trade at the Stock Exchange.

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

In order to better control volatility, the BOVESPA adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the indices of the BOVESPA fall below the limits of 10.0% or 15.0%, respectively, in relation to the index registered in the previous trading session.

As of December 2007, the aggregate market capitalization of the 470 companies listed on the BOVESPA was approximately R$2.5 billion (US$1.4 billion). The Brazilian equity market is relatively small and less liquid compared to major world markets. The ten largest companies represented 50.7% of the total market capitalization of all listed companies on the BOVESPA. As of December 2007 the average daily trading volume on the BOVESPA was approximately US$2.6 billion. By comparison, as of December 2007, the aggregate market capitalization of the 2,805 companies listed on the NYSE was approximately US$27.1 trillion. The 421 non-US listed companies, from 44 countries, represented US$11.4 trillion in total global market capitalization as of December 31, 2006.

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

To become a Level 1 (Nível 1) company, in addition to the obligations imposed by current Brazilian law, an issuer must agree to (a) ensure that shares of the issuer representing 25.0% of its total capital are effectively available for trading, (b) adopt offering procedures that favor widespread ownership of shares whenever making a public offering, (c) comply with minimum quarterly disclosure standards including cash flow statements, (d) follow stricter disclosure policies with respect to transactions made by controlling shareholders, directors and officers involving securities issued by the issuer; (e) submit any existing shareholders’ agreements and stock option plans to the BOVESPA; and (f) make an annual calendar announcing scheduled corporate events, including information on the company, the event, date and time it is going to take place; any changes in the schedule must be promptly forwarded to BOVESPA and published.

To become a Level 2 (Nível 2) company, in addition to the obligations imposed by current Brazilian law, an issuer must agree to (a) comply with all of the listing requirements for Level 1 companies, (b) grant tag-along rights for all shareholders in connection with a transfer of control of the company, offering the same price paid per share for controlling block common shares and 80.0% of the price paid per share for controlling block preferred shares, (c) grant voting rights to holders of preferred shares in connection with certain corporate restructurings and related-party transactions, such as: (i) any transformation of the company into another corporate form, (ii) any merger, consolidation or spin-off of the company, (iii) approval of any transactions between the company and its controlling shareholder, including parties related to the controlling shareholder, (iv) approval of any valuation of assets to be delivered to the company in payment for shares issued in a capital increase, (v) appointment of an independent company, with renowned expertise, to ascertain the economic value of the company in connection with any deregistration and delisting tender offer, and (vi) any changes to these voting rights, (d) have a board of directors comprised of at least five members, of which at least 20.0% must be “independent,” as defined by the BOVESPA, with a term limited to two years, (e) if it elects to delist from the Level 2 segment, hold a tender offer by the company’s controlling shareholder (the minimum price of the shares to be offered will be the economic value determined by an appraisal process), and, for the same purposes, in the case of companies with diffuse control (controlling power exercised by the shareholder holding less than 50.0% of the voting capital and per group of shareholders who are not signatories of voting agreements and which is not under a common control and does not act as a representative of a common interest) to comply with complementary rules to be issued by BOVESPA; (f) disclose: (i) quarterly financial statements in English or prepared in accordance with U.S. GAAP or International Financial Reporting Standards (IFRS); and (ii) annual financial statements in English, including cash flow statements, prepared in accordance with U.S. GAAP or International Financial Reporting Standards (IFRS), in U.S. Dollars or reais, and (g) adhere exclusively to the rules of the BOVESPA Arbitration Chamber for resolution of disputes involving the controlling shareholders, the managers and the members of the fiscal committee.

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

Trading on the BOVESPA by nonresidents of Brazil is subject to certain limitations under Brazilian foreign investment and tax legislation. The Brazilian custodian for the preferred shares underlying the ADSs must, on behalf of the depositary for the ADSs, obtain registration from the Central Bank to remit U.S. dollars abroad for payments of dividends, any other cash distributions, or upon the disposition of the shares and sales proceeds thereof. If you exchange your ADSs for preferred shares, you will be entitled to continue to rely on the custodian’s electronic certificate of foreign capital registration for five business days after the exchange. Thereafter, you may not be able to obtain and remit abroad non-Brazilian currency upon the disposition of or distributions relating to the preferred shares, and will be subject to a less favorable tax treatment on gains with respect to the preferred shares, unless you obtain a new electronic certificate of foreign capital registration or qualify under Brazilian foreign investment regulations that entitle some foreign investors to buy and sell shares on the BOVESPA without obtaining separate electronic certificates of foreign capital registration. See “Item 10D. Additional Information—Exchange Controls.”

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

•

obligates controlling shareholders to make a tender offer for shares if they increase their interest in share capital to a level that materially and negatively affects the liquidity of our shares, as defined by the CVM;

•	requires any acquirer of control to make a tender offer for common shares at a price equal to 80.0% of the per share price paid for the controlling block of shares;

•	authorizes us to redeem minority shareholders’ shares if, after a tender offer, our controlling shareholders increase their participation in our total share capital to more than 95.0%;

•

entitles dissenting or, in certain cases, non-voting shareholders to obtain redemption upon a decision to conduct a spin-off that results in (a) a change of our corporate purpose, (b) a reduction in the mandatory dividend or (c) any participation in a group of companies (as defined by the Brazilian Corporation Law);

•

requires that the preferred shares have one of the following advantages in order to be listed and to trade on a stock exchange: (a) priority in receipt of dividends corresponding to at least 3.0% of the book value per share (after this priority condition is met, equal conditions apply to common shares); (b) dividends 10.0% higher than those paid for common shares; or (c) a tag-along right at 80.0% of the price paid to the controlling shareholder in case of a transfer control. No withdrawal rights arise from such amendments made before December 31, 2002;

•

entitles shareholders that are not controlling shareholders but that together hold (a) preferred shares representing at least 10.0% of our total share capital or (b) common shares representing at least 15.0% of our voting capital the right to appoint one member and an alternate to our board of directors. If no group of common or preferred shareholders meets the thresholds described above, shareholders holding preferred or common shares representing at least 10.0% of our total share capital are entitled to combine their holdings to appoint one member and an alternate to our board of directors. Until 2005, the board members that may be elected pursuant to (a) above or by the combined holdings of holders of preferred and common shares are to be chosen from a list of three names drawn up by the controlling shareholder. Any such members elected by the minority shareholders will have veto powers on the selection of our independent auditors;

•

requires controlling shareholders, shareholders that appoint members of our board of directors or fiscal council and members of our board of directors, board of executive officers or fiscal council to file immediately with the CVM and the stock exchanges (or the over-the-counter markets on which our securities are traded) a statement of any change in their shareholdings; and

•	requires us to send copies of the documentation we submit to our shareholders in connection with shareholders meetings to the stock exchanges on which our shares are most actively traded.

Amendment to Brazilian Corporation Law, effective for fiscal years beginning on or after January 1, 2008

On December 28, 2007 Law No. 11,638/07 was enacted, modifying the provisions of the Brazilian Corporation. The new law sets forth several changes in the preparation of financial statements, aiming at aligning it with the international accounting standards and determines that the CVM issue regulations to publicly traded companies. The main changes introduced by the law will be applicable as of 2008 and refer to: (A) the replacement of the statement of changes in financial position by the statement of cash flows; (ii) mandatory preparation of statement of value added; (iii) possibility to include tax recording into the accounting book, segregating the accounting and tax statements; (iv) creation of a sub-group valuation adjustments to shareholders’ equity, in the shareholders’ equity section; (v) establishment of evaluation and classification criteria for financial instruments; (vi) duty to perform impairment evaluation of non current assets; (vii) changes in the application of the equity method of accounting; (viii) donations and investment subventions recognition criteria; and (ix) mandatory recording of new assets at fair market value, in case of mergers, acquisitions or spin-offs.

We already disclose the statements of cash flows and the segregation of intangibles in the fixed assets section. As of the date of preparation of these financial statements, it was not possible to estimate the effects resulting from the adoption of the remaining changes contemplated by the new law, applicable to us, that could impact our financial statements.

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

Corporate Purposes

We are a publicly held corporation and our principal place of business is in the city of Belo Horizonte, Brazil. We are governed mainly by our bylaws and by the Brazilian Corporation Law. Our corporate purposes are found under Article 2 of our bylaws, which establishes that our objectives are:

•	to control companies that perform activities related to the mobile telephone sector in the areas of concessions or authorizations;

•	to promote, through our controlled or affiliated companies, the expansion and implementation of mobile telephone services in the areas of concessions or authorizations;

•	to promote, to perform or to assist in domestic and foreign investments to be made by us or our controlled companies;

•	to promote and stimulate studies and research on the development of the mobile telephone sector;

•	to perform, directly or through our controlled or affiliated companies, technical services related to the mobile telephone sector;

•	to perform or promote the import of goods and services for or through controlled or affiliated companies;

•	to promote, to stimulate and to coordinate, directly or through our controlled or affiliated companies, the formation and training of professionals in the mobile telephone sector;

•	to perform other mobile telephone related activities; and

•	to hold equity interests in other companies.

Shareholders’ Meeting

Our annual shareholders’ meeting must occur within four months following the close of our fiscal year and other shareholders’ meetings must be held whenever required. The Brazilian Corporation Law and our bylaws require that all our shareholders’ meetings be called by publication of a notice in newspapers of general circulation in our principal place of business, currently the city of Belo Horizonte, at least fifteen days prior to the meeting and for three consecutive business days. In addition, the CVM may also require the first call for a shareholders’ meeting to be made up to 30 days before such shareholders’ meeting. The quorum to hold shareholders’ meetings on first call is generally 25.0% of the shares entitled to vote and, on second call, the meetings can be held with the presence of any number of the shares entitled to vote.

Resolutions are generally passed by the majority of the voting shareholders present at the meeting. Brazilian Corporation Law requires the approval of shareholders representing at least half of the voting shares outstanding for matters such as the following:

•

to create preferred shares or to increase the preferred shares of existing classes without maintaining the proportion with the remaining classes of preferred shares, except if provided for and authorized in the bylaws;

•	to modify the privileges, advantages and amortization or redemption conditions of one or more classes of preferred shares or to create a new class with greater privileges;

•	to decrease the mandatory dividend;

•	to merge a company into, or to consolidate a company with, another company or to spin it off;

•	to become a member of a group of companies;

•	to modify the corporate purposes of the company;

•	to cease the liquidating status of the company;

•	to issue founder’s shares; or

•	to dissolve the company.

Our bylaws establish that general shareholders’ meetings addressed to deliberate subjects requiring special approval must be called at least 30 days in advance.

Preferred Shares and Common Shares

The following is a summary of the material terms of our common and preferred shares, including related provisions of our bylaws and the Brazilian Corporation Law.

General

An extraordinary shareholders’ meeting, held on July 12, 2007, approved the reverse stock split of our shares at a ratio of 50,000:1, effective as of August 14, 2007. Consequently, each of our ADSs currently represents one preferred share. As of October 29, 2007, our capital was R$84,850,577.76 divided into a total of 2,492,476 outstanding common shares and 4,209,206 preferred shares, without par value. All of our outstanding shares are fully paid. Under our bylaws, the number of preferred shares may not exceed two-thirds of the total number of outstanding shares. We may issue preferred shares without maintaining a fixed proportion to common shares provided we observe the limit prescribed by law. Under Brazilian Corporation Law, the number of preferred non-voting or restricted voting shares outstanding, such as the preferred shares, may not exceed one-half of the total number of outstanding shares. According to Law No. 10,303, this new limit on the issuance of preferred shares does not apply to existing listed companies, including us. Currently, our common share and preferred share ratio with respect to our total share capital is 0.3719 and 0.6281, respectively.

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

Common Shares

Each common share entitles the holder thereof to one vote at our annual and special shareholders’ meetings. Under the Brazilian Corporation Law, our common shares are entitled to dividends or other distributions made in respect of the common shares in proportion to their share of the amount available for the dividend or distribution. See “—Allocation of Net Income and Distribution of Dividends—Distribution of Dividends” for a more complete description of payment of dividends and other distributions on our common shares. In addition, upon any liquidation, our common shares are entitled to return of capital in proportion to their share of our net worth.

Preferred Shares

Holders of preferred shares are generally entitled to priority in the receipt of dividends and return of capital, with no premium. Our bylaws also establish the payment of the higher value between (i) a minimum amount of non-cumulative dividends equivalent to 6.0% per year of the value resulting from the division of subscribed capital by the total number of shares and (ii) the right to receive a share in the mandatory dividend to be distributed based on the following criteria: (a) priority to receive a minimum, non-cumulative dividend corresponding to 3.0% of the net asset value of each share; and (b) a right to receive a share in the profits to be distributed on the same basis as common shareholders, after common shares have been paid a dividend equal to the minimum preferred dividend mentioned in letter (a) above.

The Brazilian Corporation Law provides that non-voting or restricted-voting shares (such as the preferred shares) entitled to fixed or minimum dividends acquire unrestricted voting rights beginning when a company has failed for three consecutive fiscal years (or for any shorter period set forth in a company’s bylaws) to pay any fixed or minimum dividend to which such shares are entitled and continue to hold such voting rights until payment thereof is made. Our bylaws do not provide for any shorter period. Amazônia Celular, our operating company, has not paid any dividends to its holders of preferred shares during the last three consecutive years. Accordingly, preferred shares of Amazônia Celular have voting rights until Amazônia Celular resumes paying dividends.

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

Moreover, the preferred shareholders are entitled to vote at general shareholders’ meetings in respect of any of the following matters:

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

For further information see “Item 6C. Directors, Senior Management and Employees––Board Practices.”

Allocation of Net Income and Distribution of Dividends

Allocation of Net Income

The allocation of our net income is proposed by our management and is subject to approval by our shareholders at a general shareholders’ meeting. However, the discretion of our management and our shareholders to determine the allocation of our net income is limited by certain rules that determine whether such net income should be distributed as dividends or allocated to certain profit reserves or carried forward to future fiscal years, as described below.

Mandatory dividends. Our shareholders are generally entitled to receive mandatory dividends each year, in an amount equivalent to 25.0% of our adjusted net income. Adjusted net income is net income under Brazilian GAAP following the addition or subtraction of:

•	amounts allocated to the formation of a legal reserve account, and

•	amounts allocated to the formation of a contingency reserve account and the return of any amounts in any contingency reserve accounts deposited in previous years.

The payment of our mandatory dividends may be limited to the profits actually realized in the fiscal year, if the portion of the profits not realized is allocated to the unrealized income reserve account (as described below).

If prior to a general shareholders’ meeting, our board of directors recommends that payment of mandatory dividends with respect to the preceding fiscal year would not be advisable in view of our financial condition, our shareholders would decide at the shareholders’ meeting whether or not to make that distribution. The recommendation of the board of directors must be reviewed by our fiscal council and reported to our shareholders and to the CVM.

Legal reserve account. We are required to maintain a legal reserve account to which we must allocate 5.0% of our net income for each fiscal year until the amount of the reserve equals 20.0% of our share capital. The allocation of a portion of the net income to the legal reserve account is mandatory, even though it must be submitted to the approval by the shareholders voting at the general shareholders’ meeting and may be transferred to our capital account or used to offset accumulated losses. However, we are not required to make any allocations to our legal reserve in respect of any fiscal year in which it, when added to our other established capital reserves, exceeds 30.0% of our capital. Net losses, if any, may be charged against the legal reserve account. The legal reserve account is not available for the payment of dividends. At December 31, 2007, our legal reserve account amounted to R$160,000.

Statutory reserve account. Our bylaws provide that our shareholders may allocate up to 10.0% of our net income (adjusted pursuant to the Brazilian Corporation Law) to a working capital backup reserve account. This reserve, however, may not exceed 10.0% of our net book value. At December 31, 2007, we had no working capital backup reserve.

Statutory reserve for investments. Our bylaws establish a statutory reserve for investments, to be created with the remaining balance of net income for the preceding fiscal year, provided that it complies with the capital budget previously approved by a shareholders’ meeting and provided that it is used to support costs with the expansion of our activities and those of our subsidiaries, including through capital increases or the development of new businesses. It may not be approved at the expense of retaining mandatory dividends, as provided in the sole paragraph of article 40 of our bylaws. The balance of this reserve, as well as all profit reserves, except those for contingencies, fiscal benefits and realizable profits, may not exceed our share capital. Should this limit be reached, a general shareholders’ meeting would have to decide whether the excess should be applied to pay in or increase the capital or to distribute dividends. On December 31, 2007 the balance of this reserve was zero.

Discretionary reserve accounts. The Brazilian Corporation Law also provides for two discretionary allocations of net profits that are subject to approval by the shareholders at the annual meeting. First, a percentage of net profits may be allocated to a contingency reserve account for anticipated losses that are deemed probable in future years. Second, if the mandatory distributable amount exceeds the sum of realized net profits in a given year, such excess may be allocated to an unrealized income reserve account. Our bylaws, which authorize the allocation of a percentage of our net income to the discretionary reserve account, require that the purpose, criteria for allocation and maximum amount of the reserve be specified. On December 31, 2007 the balance of this reserve was zero.

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

Fiscal incentive reserve. Due to the recent changes to the Brazilian Corporation Law by Law No. 11,638/07, shareholders at a general meeting may, through a proposal of the company’s management bodies, assign to the fiscal incentive reserve the portion of net income arising from donations or governmental subventions for investments, which may be excluded from the calculation basis of the mandatory dividend.

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

We are required to pay a non-cumulative preferred dividend on our preferred shares in an amount equal to 6.0% per year, over the value resulting from the division of subscribed capital by the total number of shares, or, alternatively, minimum non-cumulative dividends corresponding to 3.0% of the net asset value of each share. We must choose the alternative representing the higher value. In 2006, we paid holders of preferred shares R$3.3 million related to the minimum dividends for the year ended December 31, 2004. However, no payment was made to the holders of common shares, in view of the absence of profits for distribution as dividends from Amazônia Celular. The retention of dividends related to the year ended December 31, 2004 was approved by the shareholders at a meeting held on April 27, 2006.

At December 31, 2007, the amount of dividends paid to the holders of preferred shares amounted to R$ 3.2 million. This amount was ratified by our shareholders at the extraordinary shareholders’ meeting held on March 28, 2008.

For purposes of the mandatory distribution requirement, we included in adjusted net income part of the unrealized income reserve transferred upon the breakup of Telebrás, which amounted to R$59.3 million (R$0 million as of December 31, 2007) and is included in distributable capital and other reserves in our shareholders’ equity. We decided to include the unrealized reserve in the calculation of the mandatory distribution requirements over a ten-year period, ending in 2007. We cannot assure you that the mandatory distribution of the unrealized income reserve will not result in substantial additional dividend requirements.

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

Our calculation of “net profits” and allocations to reserves for any fiscal year are determined on the basis of financial statements prepared in accordance with Brazilian GAAP and adjusted in accordance with Brazilian Corporation Law. The financial statements included herein have been prepared in accordance with U.S. GAAP and, although our allocations to reserves and dividends will be reflected in those financial statements, investors will not be able to calculate these allocations or required dividend amounts from the U.S. GAAP financial statements.

Interest on Shareholders’ Equity

Law No. 9,249, dated December 26, 1995, as amended, provides for distribution of interest on net worth to shareholders as an alternative form of payment to shareholders. Such interest is limited to the daily pro rata variation of the TJLP, as determined by the Central Bank from time to time, and may not exceed the greater of:

•

50.0% of net income (after the deduction of the provisions for social contribution on net profits, but before taking into account the provision for income tax and the interest on shareholders’ equity) for the period in respect of which the payment is made; or

•	50.0% of the sum of retained profits and profit reserves as of the date of the beginning of the period in respect of which the payment is made.

Payments of interest on shareholders’ equity may be treated as a deductible expense for corporate income tax and social contribution purposes, provided that some limits are observed. See “—Taxation—Brazilian Tax Considerations—Distribution of Interest on Shareholders’ Equity.”

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

Limitations on Ownership and Voting Rights by non-Brazilian Shareholders

There are no restrictions on ownership of our shares or voting of our common shares by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of common or preferred shares into foreign currency and to remit those amounts outside Brazil is subject to exchange control restrictions and foreign investment legislation which generally require, among other things, obtaining a Certificate of Registration under the Brazilian National Monetary Council’s Resolution No. 2,689 or its direct foreign investment regulations. See “—Exchange Controls.”

Share Ownership Disclosure

There are no provisions in our bylaws governing the ownership threshold above which shareholder ownership must be disclosed. CVM regulations require the disclosure of the acquisition of (1) 5.0% of the voting stock of a listed company, (2) additional acquisitions by a controlling stockholder and (3) shares by members of the board of executive officers, members of the Fiscal Council (if any) and certain relatives of those persons.

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

According to the Brazilian Corporation Law and CVM regulation, shareholders representing at least 6.0% of the voting capital may request that a multiple voting procedure be adopted to entitle each share to as many votes as there are board members and to give each shareholder the right to vote cumulatively for only one candidate or to distribute his/her votes among several candidates. Pursuant to the Brazilian Corporation Law, shareholders’ actions must be taken at a shareholders’ meeting duly convened, and not by written consent.

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

In addition, the rights of withdrawal in the fourth, fifth and ninth bullet points above may not be exercised by holders of shares if such shares (i) are liquid, which definition entails being part of the São Paulo Stock Exchange Index or other stock exchange index (as defined by the CVM), and (ii) are widely held, such that the controlling shareholder or companies it controls have less than 50.0% of the shares.

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

The BOVESPA operates a central clearing system. A holder of our shares may choose, at its discretion, to participate in this system and all shares elected to be put into the system will be deposited in custody with the stock exchange (through a Brazilian institution that is duly authorized to operate by the Central Bank having a clearing account with the stock exchange). The fact that these shares are subject to custody with the stock exchange will be reflected in our registry of shareholders. Each participating shareholder will, in turn, be registered in our register of beneficial shareholders maintained by the stock exchange and will be treated in the same way as registered shareholders.

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

Majority of Independent Directors

The NYSE rules require that a majority of the board must consist of independent directors. Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company. Brazilian law does not have a similar requirement. Under Brazilian law, neither our board of directors nor our management is required to test the independence of directors before their election to the board. However, both Brazilian Corporation Law and the CVM have established rules that require directors to meet certain qualification requirements and that address the compensation and duties and responsibilities of, as well as the restrictions applicable to, a company’s executive officers and directors. Although our directors meet the qualification requirements of Brazilian Corporation Law and the CVM, we do not believe our directors would be considered independent under the NYSE test for director independence. Brazilian Corporation Law and our bylaws require that our directors be elected by our shareholders at a general shareholders meeting.

Executive Sessions

NYSE rules require that the non-management directors must meet at regularly scheduled executive sessions without management. Brazilian Corporation Law does not have a similar provision. According to Brazilian Corporation Law, up to one-third of the members of the board of directors can be elected from management. The remaining non-management directors are not expressly empowered to serve as a check on management and there is no requirement that those directors meet regularly without management. All of our directors are non-management directors.

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

Compensation Committee

NYSE rules require that listed companies have a Compensation Committee composed entirely of independent directors and governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities, which include, among other things, reviewing corporate goals relevant to CEO compensation, evaluating CEO performance and approving CEO compensation levels and recommending to the board non-CEO compensation, incentive-compensation and equity-based plans. We are not required under applicable Brazilian law to have a Compensation Committee. Under Brazilian Corporation Law, the total amount available for compensation of our directors and executive officers and for profit-sharing payments to our executive officers is established by our shareholders at the annual general meeting. The board of directors is then responsible for determining the individual compensation and profit-sharing of each executive officer, as well as the compensation of our board members. In making such determinations, the board reviews the performance of the executive officers, including the performance of our CEO.

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

On July 29, 2005, our board of directors decided that our fiscal council would also undertake the responsibilities of an audit committee, including, among others, making recommendations to the board of directors on appointment and retention of independent auditors, processing complaints regarding accounting and auditing, and engaging advisors. See “Item 16D––Changes in Internal Controls––Exemptions from the Listing Standards for Audit Committees.”

We have a permanent fiscal council that consists of three to five members. Since April 2006, our fiscal council holds ordinary meetings on a quarterly basis and, extraordinarily, whenever necessary. Most of the members of our fiscal council are financially literate and one member has accounting expertise that qualifies him as audit committee financial expert.

Shareholder Approval of Equity Compensation Plans

NYSE rules require that shareholders be given the opportunity to vote on all equity compensation plans and material revisions thereto, with limited exceptions. Under Brazilian Corporation Law, shareholders must approve all stock option plans. In addition, any issuance of new shares that exceeds our authorized share capital established in our bylaws is subject to shareholder approval.

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

Personal Mobile Service Authorizations

We obtained a mobile cellular service concession from the Brazilian Ministry of Communications on November 4, 1997. On February 19, 2004, we signed an authorization contract with Anatel to migrate to the SMP regime, which will replace the SMC. We also acquired additional spectrum from Anatel on the 1,800 MHz and the 900 MHz frequency ranges. The terms of our authorization are described in “Item 4B. Information on the Company—Business Overview—Regulation of the Brazilian Telecommunications Industry.”

In June 2005, Anatel granted us a license to provide Multimedia Communication Services (Serviço de Comunicação Multimídia), allowing us to provide this high speed data service throughout Brazil and increase our product portfolio.

Our authorization to use radio frequencies may be renewed for one more period of 15 years, on a remunerated basis. Our authorization regarding radio frequencies expires on March 30, 2009, and was duly renewed, with the first installment of the renewal being due on April 30, 2011. On August 16, 2006, we filed a request with Anatel to extend our right to use radio frequencies associated with personal mobile service. Our requirement is currently being analyzed by Anatel.

Network Agreements

Ericsson Telecomunicações S.A. and Ericsson Serviços de Telecomunicações Ltda.

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

On June 6, 2007, Amazônia Celular S.A., Telemig Celular S.A., Ericsson Telecomunicações S.A., Ericsson Serviços de Telecomunicações Ltda and Ericsson Gestão e Serviços de Telecomunicações Ltda entered into a new agreement to provide and implement the expansion of our GSM ACCESS and CORE networks. Under the terms of this agreement, Ericsson has agreed to provide all equipment, material, software and services necessary for the expansion of our GSM ACCESS and CORE networks. The total amount payable to Ericsson under the terms of the agreement is R$119.8 million. Amazônia Celular S.A. is responsible for paying 21.32% of this amount.

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

Resolution No. 1,927 of the National Monetary Council, or CMN, provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. It restates and amends Annex V to Resolution No. 1,289 of the CMN, known as the Annex V Regulations. The ADS program was approved under the Annex V Regulations by the Central Bank and the CVM prior to the issuance of the ADSs. Accordingly, the proceeds from the sale of ADSs by ADR holders outside Brazil are not subject to Brazilian foreign investment controls, and holders of the ADSs are entitled to favorable tax treatment under certain circumstances.

Under Resolution No. 2,689 of the CMN, of January 26, 2000, foreign investors registered with the CVM may buy and sell Brazilian securities, including our preferred shares, on Brazilian stock exchanges without obtaining separate certificates of registration for each transaction. Registration is available to qualified foreign investors, which principally include foreign financial institutions, insurance companies, pension and investment funds, charitable foreign institutions and other institutions that meet certain minimum capital and other requirements. Resolution No. 2,689 also extends favorable tax treatment to registered investors. See “—Taxation—Brazilian Tax Considerations.”

Pursuant to the Resolution No. 2,689 foreign investors must: (i) appoint at least one representative in Brazil with the ability to perform actions regarding the foreign investment; (ii) complete the appropriate foreign investor registration form; (iii) obtain registration as a foreign investor with CVM; and (iv) register the foreign investment with the Central Bank.

The securities and other financial assets held by a foreign investor pursuant to Resolution No. 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or by the CVM or be registered in register, clearing and custody systems authorized by the Central Bank or by the CVM. In addition, the trading of securities is restricted to transactions carried out on the stock exchanges or over-the-counter markets licensed by the CVM.

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

If the shareholder does not qualify under Resolution No. 2,689 by registering with the CVM and the Central Bank and appointing a representative in Brazil, the holder will be subject to less favorable Brazilian tax treatment than a holder of ADSs. Regardless of qualification under Resolution No. 2,689, residents in tax haven jurisdictions are subject to less favorable tax treatment than other foreign investors. See “—Taxation—Brazilian Tax Considerations.”

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

Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. We cannot assure you, however, as to whether or when a treaty will enter into force or how it will affect holders of preferred shares or ADSs. Prospective holders of preferred shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs in their particular circumstances including, the effect of any state, local or other tax laws including U.S. federal estate, gift and alternative minimum taxes.

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

Taxation of Dividends

Dividends paid by us in cash or in kind from profits for periods beginning on or after January 1, 1996 (i) to the depositary in respect of preferred shares, underlying ADSs or (ii) to a non-Brazilian holder in respect of preferred shares, will not be subject to Brazilian withholding income tax, in accordance with Law No. 9,249/95, article 10.

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

The deposit of preferred shares in exchange for ADSs may be subject to Brazilian income tax on capital gains at the rate of 15.0% if the amount previously registered with the Central Bank, as a foreign investment in the preferred shares is lower than (1) the average price per preferred share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit; or (2) if no preferred shares were sold on that day, the average price on the Brazilian stock exchange on which the greater number of preferred shares were sold in the 15 trading sessions immediately preceding such deposit. In such a case, the difference between the amount previously registered and the average price of the common shares calculated as above, will be considered a capital gain. There is ground to argue that such taxation is not applicable in case of non-Brazilian holder registered under Resolution 2,689/00 of the CMN (“2,689 holder”) that is not domiciled in a country or location that does not impose income tax or where the income tax rate is lower than 20.0% or where the local legislation imposes restrictions on disclosing the shareholding composition or the ownership of the investment (“tax haven holder”). The withdrawal of preferred shares upon cancellation of ADSs is not subject to Brazilian tax as far as the regulatory rules are appropriately observed in respect to the registration of the investment before the Central Bank.

Capital gains realized by non-Brazilian holders on dispositions of preferred shares carried out on the Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market):

•	are exempt from income tax when assessed by a non-Brazilian holder that is a 2,689 holder and is not a tax haven holder;

•

are subject to income tax at a rate of 15.0%, in any other case, including gains assessed by a non-Brazilian holder that (i) is not a 2,689 holder; or (ii) is a 2,689 holder but is a tax haven holder. In these cases, a withholding income tax of 0.005% will be applicable and can be offset with the eventual income tax due on the capital gain.

Any other gains assessed on the disposition of the preferred shares that are not carried out on the Brazilian stock exchange are subject to income tax at a rate of 15.0%, except for a tax haven resident who, in this case, is subject to income tax at a rate of 25.0%. In case these gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation, the withholding income tax of 0.005% will also be applicable and can be offset against with the eventual income tax due on the capital gain.

In the case of redemption or capital reduction of preferred shares or ADSs, the positive difference between the amount effectively received by the non-Brazilian holder and the acquisition cost of the securities reduced/redeemed is treated as gains from the disposition of such preferred shares not carried out on a Brazilian stock exchange market being therefore subject to income tax at a rate of 15.0%, or 25.0%, as the case may be.

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

Distribution of Interest on Shareholders’ Equity

Brazilian corporations may make payments to shareholders characterized as interest on the shareholders’ equity of the company as an alternative form of making dividend distributions. Amounts paid as interest on shareholders’ equity, net of applicable withholding tax, may be treated as payments in respect of the dividends we are obligated to distribute to our shareholders in accordance with our bylaws and the Brazilian Corporation Law. Distributions of interest on shareholders’ equity in respect of the preferred shares, including distributions to the depositary in respect of preferred shares underlying ADSs, may be converted into U.S. dollars and remitted outside of Brazil, subject to applicable exchange controls. The rate of interest is calculated on the company’s equity and it may not be higher than the federal government’s long-term interest rate as determined by the Central Bank from time to time. The deduction of the total amount distributed as interest on shareholders’ equity may not exceed the greater of:

•

50.0% of net income (after the deduction of the provisions for social contribution on net profits but before taking into account the provision for income tax and the interest on shareholders’ equity) for the period in respect of which the payment is made, or

•	50.0% of the sum of retained profits and profit reserves as of the date of the beginning of the period in respect of which the payment is made.

Payments of interest on shareholders’ equity are decided by the shareholders on the basis of the recommendations of a company’s board of directors.

Distributions of interest on shareholders’ equity paid to non-Brazilian holders of preferred shares, including payments to the depositary in respect of preferred shares underlying ADSs, are subject to Brazilian withholding tax at the rate of 15.0%, or 25.0%, if the non-Brazilian holder is a tax haven holder.

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

Conversion of Brazilian currency into foreign currency, such as for purposes of paying dividends and interest, and the conversion into Brazilian currency of proceeds received by a Brazilian entity is subject to Tax on Foreign Exchange Transactions (“IOF/Exchange”). The tax rate on transactions involving preferred shares or ADSs is currently 0%, but the Minister of Finance has the legal power to increase the rate to a maximum of 25.0%. Any such increase will be applicable only prospectively.

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

Until December 31, 2007, fund transfers in connection with financial transactions in Brazil were subject to the CPMF tax, which was levied at a rate of 0.38% on any bank account withdrawals.

As of January 1, 2008, the CPMF tax was abolished, and should not be levied on any debit to bank accounts carried out after that. The Brazilian government may attempt to reestablish the CPMF.

U.S. Federal Income Tax Considerations

The following discussion is a general summary of the material U.S. federal income tax considerations of the acquisition, ownership and disposition of our preferred shares or ADSs that may be relevant to you if you are a U.S. holder (as defined below) of such shares or ADSs. This discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed U.S. Treasury regulations, administrative pronouncements of the U.S. Internal Revenue Service (“IRS”) and judicial decisions, all as now in effect, and all of which are subject to change, possibly with retroactive effect, and to different interpretations. This discussion does not address all of the U.S. federal income tax considerations that may be relevant to U.S. holders in light of their particular circumstances, and does not discuss any application of state, local or non-U.S. tax law or any aspect of U.S. federal tax law other than income taxation. Moreover, this discussion deals only with our preferred shares or ADSs that U.S. holders will hold as capital assets (generally, property held for investment), and it does not apply to U.S. holders subject to special U.S. federal income tax rules, such as banks or other financial institutions, insurance companies, securities dealers, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, tax-exempt organizations, persons that hold our preferred shares or ADSs as a hedge or as part of an integrated investment (including a straddle), persons owning directly, indirectly or constructively, 10.0% or more of our voting stock and persons whose “functional currency”, for U.S. federal income tax purposes, is not the U.S. dollar. For purposes of this discussion, a “U.S. holder” is a beneficial owner of our preferred shares or ADSs that is, for U.S. federal income tax purposes:

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

If a partnership holds preferred shares or ADSs, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. Partners of partnerships holding preferred shares or ADSs should consult their own tax advisors.

Except where specifically described, the following summary assumes that we are not a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. Please see the discussion under “—Passive Foreign Investment Company Rules” below. In general, for U.S. federal income tax purposes, holders of American Depositary Receipts evidencing ADSs will be treated as the beneficial owners of our preferred shares represented by those ADSs. Accordingly, deposits and withdrawals of our preferred shares by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

Taxation of Distributions

In general, distributions with respect to our preferred shares or ADSs (which likely would include distributions of notional interest charges attributed to shareholders’ equity, as described above under “—Brazilian Tax Considerations—Distribution of Interest on Shareholders’ Equity”) will constitute dividends for U.S. federal income tax purposes, to the extent made from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds the amount of our current and accumulated earnings and profits, the excess first will be treated as a non-taxable return of capital to the extent of a U.S. holder’s tax basis in our preferred shares or ADSs, and thereafter as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles and, unless and until such calculations are made, U.S. holders should assume all distributions are made out of earnings and profits and constitute dividend income. As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.

The gross amount of any taxable dividend (including amounts withheld in respect of Brazilian taxes) paid with respect to our preferred shares or ADSs generally will be subject to U.S. federal income taxation as ordinary dividend income and will not be eligible for the dividends received deduction allowed to corporations. Taxable dividends paid in Brazilian currency will be included in a U.S. holder’s gross income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date such U.S. holder receives the dividends, or, in the case of dividends received in respect of ADSs, on the date the dividends are received by the depositary, whether or not converted into U.S. dollars. U.S. holders will have a tax basis in any distributed Brazilian currency equal to the amount included in gross income, and any gain or loss recognized upon a subsequent disposition of such Brazilian currency generally will be ordinary income or loss. If dividends paid in Brazilian currency are converted into U.S. dollars on the day a U.S. holder or the depositary, as the case may be, receives such dividends, such U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. We urge U.S. holders to consult their own tax advisors regarding the tax treatment of any foreign currency gain or loss if any Brazilian currency received by such U.S. holders or the depositary is not converted into U.S. dollars on the date of receipt.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by certain non-corporate U.S. holders (including individuals) with respect to the ADSs will be subject to taxation at the current rate of 15.0% if the dividends represent “qualified dividend income” (such rate is scheduled to expire on January 1, 2011). Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a PFIC. Under current guidance issued by the IRS, the ADSs should qualify as readily tradable on an established securities market in the United States so long as they are listed on the New York Stock Exchange. However, no assurances can be given that the ADSs will be or remain readily tradable under future guidance. As discussed below, based on our audited financial statements, financial projections, relevant market and shareholder data, and current estimates regarding the value and nature of our assets, we do not believe that we were a PFIC for U.S. federal income tax purposes with respect to the current or the immediately preceding taxable year. However, because these determinations are based on the nature of our income and assets, and involve the application of complex tax rules, no assurances can be provided that we will not be classified as a PFIC for the current, or any past or future tax year. See “—Passive Foreign Investment Company Rules” below.

Based on existing guidance, it is not entirely clear whether dividends received with respect to the preferred shares to the extent not represented by ADSs will be treated as qualified dividend income, because the preferred shares are not themselves listed on a U.S. exchange. U.S. holders should be aware that the U.S. Treasury Department has announced its intention to promulgate rules pursuant to which holders of ADSs or preferred stock and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividend income. Because such rules have not yet been issued, we are not certain that we will be able to comply with them. Non-corporate U.S. holders of preferred shares or ADSs should consult their own tax advisors regarding the availability of the preferential U.S. federal income tax rates for qualified dividend income in the light of their own particular circumstances.

Dividends paid with respect to our preferred shares or ADSs generally will be treated as income from sources outside the United States. A U.S. holder will be entitled, subject to a number of complex limitations and conditions, to claim a U.S. foreign tax credit in respect of any Brazilian income taxes withheld on dividends received with respect to our preferred shares or ADSs. With respect to the U.S. foreign tax credit limitation, foreign-source income is classified in a specific “basket,” and the credit for foreign taxes on income in any basket is limited to the U.S. federal income tax allocable to such income. Dividends should constitute “passive category income,” for most U.S. holders. A U.S. holder who does not elect to claim a credit for any foreign income taxes paid during the taxable year may instead claim a deduction in respect of such Brazilian income taxes, provided that the U.S. holder elects to deduct all foreign taxes paid or accrued for the taxable year. The IRS has expressed concern that intermediaries in connection with depositary arrangements may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. persons who are holders of depositary shares. Accordingly, the discussion above regarding the creditability of Brazilian withholding tax on dividends could be affected by future actions that may be taken by the IRS. The rules with respect to foreign tax credits are complex and U.S. holders should consult their own tax advisors regarding the availability of foreign tax credits in light of their particular circumstances.

Taxation of Capital Gains

In general, gain or loss, if any, realized upon a sale, exchange or other taxable disposition of our preferred shares or ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized (including the gross amounts of the proceeds of the sale, exchange or other taxable disposition before deduction of any Brazilian tax) on the sale, exchange or other taxable disposition and a U.S. holder’s adjusted tax basis in our preferred shares or ADSs. Such capital gain or loss will be long term capital gain or loss if at the time of sale, exchange or other taxable disposition such U.S. holder held our preferred shares or ADSs for more than one year. Certain non -corporate U.S. holders (including individuals) are eligible for preferential rates of U.S. federal income taxation in respect of long term capital gains. The deduction for capital losses is subject to certain limitations under the Code. Gain (or loss), if any, realized by a U.S. holder on the sale, exchange or other taxable disposition of our preferred shares or ADSs generally will be treated as U.S. source gain (or loss) for U.S. foreign tax credit purposes. Consequently, if a Brazilian income tax is imposed on the sale, exchange or other taxable disposition of our preferred shares or ADSs, a U.S. holder that does not receive sufficient foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of such Brazilian income tax. U.S. holders of our preferred shares or ADSs should consult their own tax advisors regarding the application of the U.S. foreign tax credit rules to their investment in, and disposition of, our preferred shares or ADSs.

Passive Foreign Investment Company Rules

Special U.S. federal income tax rules apply to U.S. persons owning shares of a PFIC. A non-U.S. corporation generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying the relevant look-through rules with respect to the income and assets of subsidiaries, either:

•	at least 75.0% of its gross income is “passive income”; or

•	on average at least 50.0% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income.

For this purpose, passive income generally includes, among other things, dividends, interest, rents, royalties, gains from the disposition of passive assets and gains from commodities transactions.

Based on current estimates of our income and assets, we do not expect our preferred shares or ADSs to be considered shares of a PFIC for our current taxable year or the immediately preceding taxable year or for foreseeable future taxable years. However, because the determination of whether our preferred shares or ADSs constitute shares of a PFIC will be made by us on an annual basis, is based upon the composition of our income and assets (including, the income and assets of entities in which we hold at least a 25.0% interest), and the nature of our activities, from time to time, and because there are uncertainties in the application of the relevant rules, we cannot assure you that our preferred shares or ADSs will not be considered shares of a PFIC for any fiscal year. Moreover, we will not obtain an opinion of counsel, and no ruling will be sought from the IRS, regarding our annual PFIC determination. If our preferred shares or ADSs were shares of a PFIC for any fiscal year, U.S. holders (including certain indirect U.S. holders) may be subject to adverse U.S. federal income tax consequences upon a sale or other disposition of such preferred shares or ADSs, or upon the receipt of certain distributions from us (including imposition of an interest charge on gains or “excess distributions” attributable to prior years in the U.S. holder’s holding period during which we were determined to be a PFIC).

If we are classified as a PFIC and, at any time, we invest in non-U.S. corporations that are classified as PFICs (each, a “Subsidiary PFIC”), U.S. holders generally will be deemed to own, and also would be subject to the PFIC rules with respect to, their indirect ownership interests in that Subsidiary PFIC. If we are characterized as a PFIC, the U.S. holder could incur adverse U.S. federal income tax consequences if either (1) we receive a distribution from, or dispose of all or part of our interest in, the Subsidiary PFIC or (2) the U.S. Holder disposes of all or part of our preferred shares or ADSs.

Any year in which we are classified as a PFIC, U.S. holders will be required to file IRS Form 8621. If we are deemed to be a PFIC for a taxable year, dividends on our ADSs would not constitute “qualified dividend income” subject to preferential rates of U.S. federal income tax for non-corporate U.S. holders, as discussed above.

The special PFIC tax rules described above will not apply to a U.S. holder if the U.S. holder makes an election to “mark-to-market” with respect to our preferred shares or ADSs (a “mark-to-market election”). A U.S. holder of “marketable stock” in a PFIC may make a mark-to-market election, provided the PFIC stock is regularly traded on a “qualified exchange.” Under applicable U.S. Treasury regulations, a “qualified exchange” includes a national securities exchange, such as the New York Stock Exchange, that is registered with the SEC or the national market system established under the Securities Exchange Act of 1934. Also, under applicable Treasury regulations, PFIC stock traded on a qualified exchange is regularly traded on such exchange for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. We cannot assure U.S. holders that our preferred shares or ADSs will be treated as regularly traded for this purpose.

A U.S. holder that makes a mark-to-market election generally would (i) include in gross income, entirely as ordinary income, an amount equal to the difference between the fair market value of our preferred shares or ADSs as of the close of the taxable year and such U.S. holder’s adjusted tax basis in our preferred shares or ADSs, and (ii) deduct as an ordinary loss the excess, if any, of such U.S. holder’s adjusted tax basis in our preferred shares or ADSs over the fair market value of our preferred shares or ADSs at the end of the taxable year, but only to the extent of the amount previously included in gross income as a result of the mark-to-market election (to the extent such inclusions were not offset by prior mark-to-market losses). A U.S. holder that makes a mark-to-market election will adjust its tax basis in our preferred shares or ADSs to reflect any income or loss recognized pursuant to the election.

Upon a sale or other taxable disposition of our preferred shares or ADSs, a U.S. holder that makes a mark-to-market election generally would (i) include in gross income, entirely as ordinary income the excess, if any, of the amount realized from the sale or other taxable disposition over such U.S. holder’s adjusted tax basis in the preferred shares or ADSs, and (ii) deduct as an ordinary loss the excess, if any, of such U.S. holder’s adjusted tax basis in our preferred shares or ADSs over the amount realized with respect to the preferred shares or ADSs, but only to the extent of the amount previously included in gross income as a result of the mark-to-market election (to the extent such inclusions were not offset by prior mark-to-market losses). Any remaining loss realized upon the sale or other taxable disposition shall be capital.

The mark-to-market election is made with respect to marketable stock in a PFIC on a shareholder-by-shareholder basis and, once made, can only be revoked with the consent of the IRS. Special rules would apply if the mark-to-market election is not made for the first taxable year in which a U.S. person owns stock of a PFIC.

Although a U.S. holder may be eligible to make a mark-to-market election with respect to our preferred shares or ADSs, no such election may be made with respect to the stock of any Subsidiary PFIC that such U.S. holder is treated as owning, because such Subsidiary PFIC stock is not marketable. Thus, the mark-to-market election will not be effective to avoid all of the adverse U.S. federal income tax consequences with respect to any Subsidiary PFICs.

U.S. holders should consult with their tax advisors regarding the application of the PFIC rules to our preferred shares or ADSs and the availability and advisability of making an election to avoid the adverse U.S. federal income tax consequences of the PFIC rules should we be considered a PFIC for any taxable year.

U.S. Backup Withholding and Information Reporting

A U.S. holder of our preferred shares or ADSs may, under certain circumstances, be subject to information reporting and “backup withholding” (currently at the rate of 28.0%), with respect to certain payments, such as dividends or the proceeds of a sale of our preferred shares or ADSs, unless the U.S. holder (i) is a corporation or comes within certain other exempt categories, and demonstrates this fact when so required, or (ii) provides a correct taxpayer identification number and certifies that such U.S. holder is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Any amount withheld under these rules will be creditable against a U.S. holder’s U.S. federal income tax liability, provided the requisite information is timely furnished to the IRS.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to the information requirements of the Securities Exchange Act of 1934, as amended, pursuant to which we file reports and other information with the U.S. SEC. Reports and other information filed by us with the Commission may be inspected and copied at the public reference room at the Commission at 100 F Street, N.E., Washington, D.C. 20549, and at the Commission’s Regional Offices at 233 Broadway, New York, New York 10279 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511. You may obtain copies of this material by mail from the Public Reference Section of the Commission, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may also inspect these reports and other information at the offices of the NYSE, 11 Wall Street, New York, New York 10005, on which our ADSs are listed. We also file financial statements and other periodic reports with the CVM.

Copies of our annual report on Form 20-F and documents referred to in this annual report and our bylaws will be available for inspection upon request at our offices at Rua Levindo Lopes, 258, Funcionários, 30140-170, Belo Horizonte (MG), Brazil.

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

Exchange Rate Risk

We have exchange rate exposure with respect to the U.S. dollar. At December 31, 2007, all of our indebtedness (R$151.8 million) was indexed to the U.S. dollar. As of December 31, 2007, we had cross-currency interest rate swap agreements in effect for 100.0% of our total foreign currency indexed debt to mitigate foreign exchange risks. All dollar denominated debt and corresponding swap agreements have maturities between March 2008 and January, 2009.

Significant costs relating to our network infrastructure and handsets are linked to payment in U.S. dollars. However, other than revenues derived from cross-currency interest rate swap agreements, all of our revenues are generated in reais. If the value of the real decreases relative to the U.S. dollar, it will be more costly for us to pay for the U.S. dollar-denominated technology and goods that are necessary to operate our business, and we may be unable to pass the increased costs to our customers.

Interest Rate Risk

At December 31, 2007, we had no outstanding loans and financing that bore interest at floating rates. We invest our excess cash (which was R$44.8 million at December 31, 2007) mainly in short-term instruments. At December 31, 2007, we had swap instruments in place with updated notional amounts of R$ 153.5 million to manage our interest rate risk. The potential loss in earnings to us over one year that would result from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rates applicable to financial assets and liabilities on December 31, 2007 would be approximately R$1.0 million for swap instruments and R$0.5 million for cash investments.

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

Currently we are not in default under any of our obligations nor are any payment of dividends in arrears. On December 31, 2006, Amazônia Celular was in breach of the financial covenants set forth in the indenture related to the 8.75% unsecured senior notes due 2009 issued by Telemig Celular and Amazônia Celular in 2004. On April 16, 2007, management of Telemig Celular and Amazônia Celular obtained waivers by the requisite amount of holders of the notes, thereby curing any event of default. In addition, the financial covenants were amended on terms more favorable to us. As such, we did not breach the financial covenants as of any quarter of 2007. For more information, see “Item 5B. Operating and Financial Review and Prospects––Liquidity and Capital Resources—Indebtedness.”

On December 31 2006, we were also in breach of the financial ratios contained in the credit agreements with Unibanco. As of December 31, 2006, the Unibanco credit agreements only characterized a technical default to have occurred once two consecutive quarterly breaches were in place, followed by an automatic 90-day curing period. We were also in breach of the financial ratios on March 31, 2007.

On June 28, 2007, our management obtained a waiver in connection with these breaches, thereby curing the effects of an event of default. We are exempted from complying with the financial covenants for the three months ended June 30, 2007 and September 30, 2007. After that, as the Unibanco credit agreement only characterizes a technical default after two consecutive quarterly breaches followed by an automatic 90-day curing period, as mentioned above, the debt cannot be accelerated to a period before the original maturity date. The loan agreement with Unibanco was fully paid on April, 2008.

On June 28, 2007, at the option of Amazônia Celular, the financing agreements entered into with Unibanco/NIB and Unibanco/Nordea, in the amount of R$34.2 million and R$16.6 million, respectively, were fully repaid in advance.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	DISCLOSURE CONTROLS AND PROCEDURES

Management with the participation of our chief executive officer and chief financial officer, after evaluating, the effectiveness of the design and operation of our disclosure controls and procedures (as defined in the Securities Exchange Act of 1934 under Rules 13a-15(e)) as of December 31, 2007, the end of the period covered by this report, have concluded that, as of such date, our disclosure controls and procedures were adequate and effective to ensure information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and is collected and communicated to management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosures.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on this assessment, management has concluded that, as of December 31, 2007, our internal control over financial reporting is effective based on those criteria.

Deloitte Touche Tohmatsu Auditores Independentes, as our independent registered public accounting firm, has issued an auditor’s report on the effectiveness of internal control over financial reporting as of December 31, 2007.

Attestation Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Management of

Tele Norte Celular Participações S.A.

Belo Horizonte – MG – Brazil

We have audited the internal control over financial reporting of Tele Norte Celular Participações S.A. and subsidiary (the “Company”) as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Tele Norte Celular Participações S.A. and subsidiary (the “Company”) as of December 31, 2007, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year then ended and our report dated June 18, 2008 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Company’s adoption of a new accounting standard.

/s/ Deloitte Touche Tohmatsu Auditores Independentes

Belo Horizonte, Brazil
June 18, 2008

ITEM 16.	CHANGES IN INTERNAL CONTROLS

There were no changes in our Company’s internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our Company’s internal control over financial reporting.

Following the change of our control on April 3, 2008, the members of our board of directors and executive committee nominated by the former controlling shareholder were replaced by new members appointed by Telemar. Our new management has been reviewing our operations and believes the change of our management has not affected our internal control over financial reporting.

A.	Audit Committee Financial Expert

We have determined that Mr. Ruy Flaks Schneider, member of our fiscal council is the “audit committee financial expert” as defined by the U.S. Securities and Exchange Commission.

B.	Code of Ethics

Our board of directors has adopted a code of ethics applicable to our directors, officers and employees, including our principal executive officer, principal financial officer and controller, providing a whistleblower protection for those who report violations to the code terms. There were no waivers of compliance with our code of ethics in 2007.

C.	Principal Accountants Fees and Services

The following table sets forth by category of service the total fees for services performed by Deloitte Touche Tohamatsu Auditores Independentes during the fiscal years ended December 31, 2007 and December 31, 2006, respectively:

	2007	2006
	(in thousands of reais)
Audit Fees	530	518
Audit-Related Fees	24	—
Tax Fees	—	—
All Other Fees	170	—
Total	724	518

Audit Fees

Audit fees in 2007 and 2006 consisted of the aggregate fees, including expenses, billed by Deloitte Touche Tohmatsu Auditores Independentes in connection with the audit of our annual financial statements prepared under U.S. GAAP and included in our annual report on Form 20-F, and in connection with the audit of our annual statutory financial statements prepared under Brazilian GAAP and reviews of our quarterly financial information filed with the CVM. Audit fees in 2007 and 2006 also include fees related to the audit of the management assessment and the effectiveness of our Company’s internal control over financial reporting by Deloitte Touche Tohmatsu Auditores Independentes.

Audit-Related Fees

Audit related fees amounted to R$24,200 and refer to audit procedures on the allocation of cost and expense accounts in compliance with Anatel’s request to all mobile telephone operators.

Tax Fees

None.

All Other Fees

All other fees include amounts paid to the former auditor related to the review of financial information filed with the SEC (Form 20-F) during 2007.

D.	Exemptions from the Listing Standards for Audit Committees

Pursuant to the exemption under Rule 10A-3(c)(3) of the U.S. Securities Exchange Act of 1934, we have our fiscal council, which is a board of statutory auditors that follows the requirements of Rule 10A-3(c)(3). In addition, on July 29, 2005, our board of directors decided that our fiscal council would undertake the responsibilities of an audit committee, whose responsibilities include making recommendations to the board of directors on appointment and retention of independent auditors, processing complaints regarding accounting and auditing, and engaging advisors.

E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this Item.

ITEM 18.	FINANCIAL STATEMENTS

Tele Norte Celular Participações S.A

Page

Reports of Independent Registered Public Accounting Firms	F-1 and F-2

Consolidated Balance Sheets	F-3

Consolidated Statements of Operations and Comprehensive Income	F-4 and F-5

Consolidated Statements of Changes in Shareholders’ Equity	F-6

Consolidated Statements of Cash Flows	F-7

Notes to Consolidated Financial Statements	F-8

ITEM 19.	EXHIBITS

1.	Bylaws in English of Tele Norte Celular Participações S.A.	*

2(a).	Amended and Restated Deposit Agreement dated as of December 3, 2002 among Tele Norte Celular Participações S.A., The Bank of New York, as depositary, and owners and beneficial owners of American Depositary Receipts	(6)

4(a).	Letters of Authorization for Operation of Personal Communications Systems Services between Brazil’s National Telecommunications Agency—Anatel and Amazônia Celular S.A. (for states of Amazonas, Roraima, Amapá, Maranhão and Pará)	(3)

4(b).	Terms of Concession of Authorization for the Use of Radio Frequency Blocks between Anatel and Amazônia Celular S.A. (for states of Amazonas, Roraima, Amapá, Maranhão and Pará)	(3)

4(c).	Cellular System Agreement dated September 27, 1998 between Tele Norte Celular Participações S.A., and Ericsson Telecomunicações S.A.	(1)

4(d).	US$50 million Credit Agreement dated October 20, 2000 among Telepará Celular S.A., Telamazon Celular S.A., Telma Celular S.A., Teleamapá Celular S.A., Telaima Celular S.A., Tele Norte Celular Participações S.A., Banco Citibank S.A. and others	(1)

4(e).	Service Agreement in English dated as of June 30, 2001 by and among LHS do Brasil Ltda., Telemig Celular S.A. and Amazônia Celular S.A. – Pará	(2)

4(f).	Agreement for Supply and Rendering of Services dated July 1, 2004 among Amazônia Celular S.A., Telemig Celular S.A., Ericsson Telecomunicações S.A., and Ericsson Serviços de Telecomunicações Ltda. (English translation)	(4)

4(g).	Agreement for Supply and Rendering of Services dated March 31, 2005 among Amazônia Celular S.A., Telemig Celular S.A., Ericsson Telecomunicações S.A., and Ericsson Serviços de Telecomunicações Ltda. (English translation)	(5)

4(h).	Agreement for Supply and Rendering of Services dated September 19, 2006 among Amazônia Celular S.A., Ericsson Telecomunicações S.A., and Ericsson Serviços de Telecomunicações Ltda. (English translation)	(5)

4(i).	Agreement for Supply and Rendering of Services dated September 19, 2006 among Amazônia Celular S.A., Ericsson Telecomunicações S.A., Ericsson Serviços de Telecomunicações Ltda. and Ericsson Gestão e Serviços de Telecomunicações Ltda. (English translation)	(5)

4(j).	First Supplemental Indenture dated April 16, 2007 among Amazônia Celular S.A., Telemig Celular S.A. and The Bank of New York, as Trustee	(5)

4(k).	Agreement for Supply and Rendering of Services dated June 6, 2007 between Amazônia Celular S.A., Telemig Celular S.A., Ericsson Telecomunicações S.A., Ericsson Serviços de Telecomunicações Ltda. and Ericsson Gestão e Serviços de Telecomunicações Ltda. (English translation)	*

6.	Computation of earnings per share (See Note 16 to the consolidated financial statements)

8.	List of subsidiaries (See “Item 4C. Information on the Company—Organizational Structure”)

11.	Code of Ethics	(3)

12.1	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	*

12.2	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	*

13.1	Chief Executive Officer Certification pursuant to 18 U.S.C. Section 1350 as Enacted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	*

13.2	Chief Financial Officer Certification pursuant to 18 U.S.C. Section 1350 as Enacted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	*

(1)	Previously filed in our Annual Report on Form 20-F for the year ended December 31, 2000, filed with the Commission on June 29, 2001.
(2)	Previously filed in our Annual Report on Form 20-F for the year ended December 31, 2001, filed with the Commission on July 12, 2002.
(3)	Previously filed in our Annual Report on Form 20-F for the year ended December 31, 2003, filed with the Commission on June 30, 2004.
(4)	Previously filed in our Annual Report on Form 20-F for the year ended December 31, 2004, filed with the Commission on June 30, 2005.
(5)	Previously filed in our Annual Report on Form 20-F for the year ended December 31, 2005, filed with the Commission on April 27, 2007.
(6)	Previously filed in Post-Effective Amendment No. 1 to Registration Statement on Form F-6 (333-9554) on November 26, 2002.
*	Filed herewith

GLOSSARY OF TELECOMMUNICATIONS TERMS

AMPS (Advanced Mobile Phone System):	The analogue mobile phone technology used in North and South Americas and in approximately 35 countries. Analogue technology represents information by a continuously variable physical quantity such as voltage. AMPS operates in the 800 MHz band using FDMA (Frequency Division Multiple Access) technology, a transmission technique where the assigned frequency band for a network is divided into sub-bands that are allocated to a subscriber for the duration of their calls.

base station:	A radio transmitter/receiver that maintains communications with the cellular telephones within a given cell. Each base station is interconnected with one MSO (Mobile Switch Office).

CDMA (Code Division Multiple Access):	Also known as spread spectrum, CDMA cellular systems use a single frequency band for all traffic, differentiating individual transmissions by assigning them unique codes before the transmission. There are a number of CDMA variations.

CDMA ONE:	The first commercial CDMA cellular system, deployed in North America and Korea and also known as IS-95.

CDMA 2000:	A member of the IMT 2000 family, compatible with CDMA ONE.

cell:	The area covered by a cellular base station. A cell site may allocate its antennas to service several cells from one location.

cellular service:	A mobile telecommunications service provided by means of a network of interconnected base stations, each of which covers one small geographic cell within the total cellular telecommunications system service area.

channel:	One of a number of discrete frequency ranges utilized by base stations and cellular phones.

digital:	A method for representing information as numbers with discrete values; usually expressed as a sequence of bits.

Exchange:	See switch.

GSM (Global System for Mobile):	Global system for mobile communications, the second-generation digital technology originally developed for Europe. Initially developed for operation in the 900 MHz band and subsequently modified for the 850, 1800 and 1900 MHz bands. GSM originally stood for Groupe Speciale Mobile, the CEPT (Conference of European Post and Telecommunications) committee that began the GSM standardization process.

IMT 2000:	The family of third-generation technologies approved by the ITU (International Telecommunications Union).

interconnection fee:	Amount paid per minute charged by network operators for the use of their network by other network operators. Also known as “network usage fee.”

penetration:	The percentage of a given total population which owns a mobile phone.

repeater:	A device that amplifies an input signal for retransmission.

roaming:	A function that enables subscribers to use their cellular telephones on networks of service providers other than the one with which they are subscribed.

SMP (Serviço Móvel Pessoal):	A specific Brazilian set of rules for advanced digital cellular service, enacted by Anatel through Resolution no. 316, dated September 27, 2002, to replace the former SMC (Serviço Móvel Celular) cellular service rules. SMP is also an independent technology definition of service to which was originally allocated the 1.8 GHz frequency band, almost equivalent to the PCS (Personal Communication Services), the North American standard for advanced digital cellular services, usually provided at 1.9 GHz frequency band.

switch:	A device that opens or closes circuits or selects the paths or circuits to be used for transmission of information. Switching is the process of interconnecting circuits to form a transmission path between users. Switches may also record information for billing and control purposes.

TDMA (Time Division Multiple Access):	A technique for multiplexing multiple users onto a single channel on a single carrier by splitting the carrier into time slots and allocating these on an as-needed basis.

UMTS:	Third-generation mobile telecommunications system designed by ETSI (European Telecommunications Standard Institute) in accordance with ITU’s (International Telecommunication Union) standard. It is viewed as the most likely upgrade of GSM systems.

value-added services:	Value-added services provide additional functionality to the basic transmission services offered by a telecommunications network.

SIGNATURES

The Registrant certifies that it meets all of the requirements for filing this annual report on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Luiz Eduardo Falco Pires Corrêa
Name:	Luiz Eduardo Falco Pires Corrêa
Title:	Chief Executive Officer

By:	/s/ José Luís Magalhães Salazar
Name:	José Luís Magalhães Salazar
Title:	Chief Financial Officer and Responsible for Investor Relations

Dated: June 18, 2008.

Index to Consolidated Financial Statements

Page
Reports of Independent Registered Public Accounting Firms	F-1 and F-2
Consolidated Balance Sheets	F-3
Consolidated Statements of Operations and Comprehensive Income	F-4 and F-5
Consolidated Statements of Changes in Shareholders’ Equity	F-6
Consolidated Statements of Cash Flows	F-7
Notes to Consolidated Financial Statements	F-8

Tele Norte Celular

Participações S.A.

Consolidated Financial Statements at

December 31, 2007 and 2006, and for

Each of the Three Years in the period

ended December 31, 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Tele Norte Celular Participações S.A.

In our opinion, the accompanying consolidated statements of operations, of changes in shareholders’ equity and of cash flows for the year ended December 31, 2005, before the effects of the adjustments to retrospectively apply the reverse share split described in Note 15 (g), present fairly, in all material respects, the results of operations and cash flows of Tele Norte Celular Participações S.A. and its subsidiary for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America (the 2005 financial statements before the effects of the adjustments discussed in Note 15 (g) are not presented herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit, before the effects of the adjustments described above, of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by our management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the reverse share split described in Note 15 (g) and accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have properly applied. Those adjustments were audited by other auditors.

/s/ PricewaterhouseCoopers Auditores Independentes

Brasília, Brazil

March 30, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Management of

Tele Norte Celular Participações S.A.

Belo Horizonte – MG – Brazil

We have audited the accompanying consolidated balance sheets of Tele Norte Celular Participações S.A. and subsidiary (the “Company”) as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of the Company for the year ended December 31, 2005, before the effects of the adjustments to retrospectively apply the change in accounting disclosures discussed in Note 15 (g) to the consolidated financial statements, were audited by other auditors whose report, dated March 30, 2007, except for Note 16, as to which the date is July 2, 2007, expressed an unqualified opinion on those statements.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Tele Norte Celular Participações S.A. and subsidiary as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 3 and 17 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards FASB Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109”, effective January 1, 2007.

We also have audited the adjustments to the consolidated financial statements for the year ended December 31, 2005 to retrospectively apply the change in accounting disclosures for the reverse stock split which occurred in 2007, as discussed in Note 15 (g) to the consolidated financial statements. Our procedures included (1) comparing the amounts shown in the earnings per share disclosures for the year ended 2005 to the Company’s underlying accounting analyses, (2) comparing the previously reported shares outstanding and income statement amounts per the Company’s accounting analyses to the previously issued consolidated financial statements, and (3) recalculating the additional shares to give effect to the reverse stock split and testing the mathematical accuracy of the underlying analyses. In our opinion, such retrospective adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2005 financial statements of the Company other than those with respect to the retrospective adjustments and, accordingly, we do not express an opinion or any other form of assurance on the consolidated financial statements for the year ended December 31, 2005 taken as a whole.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 18, 2008 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu Auditores Independentes

Belo Horizonte, Brazil
June 18, 2008

Tele Norte Celular Participações S.A.

Consolidated Balance Sheets

Expressed in thousands of Brazilian reais, unless otherwise stated

	December 31,
	2007	2006
ASSETS
Current assets
Cash and cash equivalents	9,884	22,674
Temporary cash investments (Note 4)	34,953	28,726
Accounts receivable (includes R$2,209 (2006 – R$1,571) receivable from related parties), net of allowance for doubtful accounts of R$42,780 (2006 – R$42,494) (Note 5)	81,296	104,899
Inventories (Note 6)	9,721	10,535
PIS and COFINS taxes recoverable (Note 7)	14,437	9,728
Recoverable taxes	3,716	12,289
Other	4,381	5,086

	158,388	193,937

Non-current assets
Property and equipment, net (Note 8)	288,564	371,255
Pension plan surplus (Note 19)	17,869	13,524
Judicial deposits for legal proceedings (Note 14)	125,702	98,977
PIS and COFINS taxes recoverable (Note 7)	1,515	1,435
Other recoverable taxes	4,860	7,146
Other	3,015	2,931

	441,525	495,268

	599,913	689,205

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable (includes R$2,232 (2006 – R$2,363) payable to related parties) (Note 9)	80,541	132,000
Accrued liabilities (includes R$26,076 (2006 – R$13,159) payable to related parties)	36,696	25,587
Value-added and other taxes payable	8,228	6,577
Dividends payable	3,297	819
Short-term debt (Note 10)	—	61,622
Current portion of long-term debt (Note 11)	80,936	87,985
Cross-currency interest rate swap agreements (Note 22)	6,828	17,439
Concession contracts payable (Note 12)	3,153	6,264
Reverse share split payable to former shareholders(Note 15 (g))	15,052	—
Other	8,807	5,634

	243,538	343,927

Non-current liabilities
Long-term debt (Note 11)	70,852	91,530
Cross-currency interest rate swap agreements (Note 22)	46,015	25,443
Provision for contingencies (Note 14)	153,485	152,178
Concession contracts payable (Note 12)	12,612	10,491
Asset retirement obligations (Note 13)	4,664	3,741
Other	3,112	2,715

	290,740	286,098

Minority interest	18,194	15,538

Shareholders’ equity (Note 15)
Capital stock, 700,000,000 thousand shares authorized at December 31, 2007 and 2006
Preferred shares, no par value, 4,209,206 thousand shares issued and outstanding at December 31, 2007 and 2006, respectively	53,293	53,293
Common shares, no par value, 2,492,476 thousand shares issued and outstanding at December 31, 2007 and 2006, respectively	31,558	31,558
Additional paid-in capital	7,587	7,587
Capital reserves	149,601	149,601
Accumulated deficit	(201,204)	(203,897)
Accumulated other comprehensive income	6,606	5,500

	47,441	43,642

	599,913	689,205

The accompanying notes are an integral part of these financial statements.

Tele Norte Celular Participações S.A.

Consolidated Statements of Operations and Comprehensive Income

Expressed in thousands of Brazilian reais, unless otherwise stated

	Years ended December 31,
	2007	2006	2005
Gross operating revenue
Services provided	788,693	634,673	552,707
Sales of handsets and accessories	34,397	74,006	59,466

	823,090	708,679	612,173

Sales deductions, taxes and returns
On services provided includes taxes of R$112,164 (2006 – R$107,683; 2005 – R$98,402)	(301,342)	(281,852)	(149,157)
On sales of handsets and accessories, includes taxes of R$6,973 (2006 – R$17,388, 2005 – R$13,311)	(10,305)	(22,768)	(17,449)

	(311,647)	(304,620)	(166,606)

Net operating revenue
Services provided	487,351	352,821	403,550
Sales of handsets and accessories	24,092	51,238	42,017

	511,443	404,059	445,567

Cost of services (exclusive of depreciation and amortization classified separately below)	(197,963)	(152,336)	(118,390)
Cost of handsets and accessories	(32,383)	(59,515)	(56,085)
Selling, general and administrative expenses (exclusive of depreciation classified separately below)	(102,867)	(127,546)	(125,523)
Cost sharing agreement – related party (Note 18)	(23,307)	(12,268)	(14,864)
Allowance for doubtful accounts (Note 5)	(13,014)	(16,325)	(13,313)
Depreciation and amortization	(114,211)	(113,665)	(109,911)
Other operating income (expense), net	836	(793)	(842)

Operating profit (loss)	28,534	(78,389)	6,639

Non-operating income (expenses)
Financial income (Note 23)	9,989	11,965	17,826
Financial expense (Note 23)	(67,326)	(74,643)	(83,413)
Foreign exchange gain (Note 23)	36,081	21,341	36,908

Profit (loss) before taxes and minority interest	7,278	(119,726)	(22,040)

Taxes on income (Note 17)	757	3,637	(4,165)

Profit (loss) before minority interest	8,035	(116,089)	(26,205)
Minority interest	(2,280)	28,733	6,156

Net income (loss)	5,755	(87,356)	(20,049)
Other comprehensive income Pension plan effects, net of income and minority interest effects (Note 19)	1,106	—	—

Comprehensive income	6,861	(87,356)	(20,049)

The accompanying notes are an integral part of these financial statements.

Tele Norte Celular Participações S.A.

Consolidated Statements of Operations and Comprehensive Income

Expressed in thousands of Brazilian reais, unless otherwise stated

	Year ended December 31,
	2007	2006	2005
Weighted-average number of shares outstanding (*)
Basic
Preferred	4,209,206	4,209,206	4,209,206
Common	2,492,476	2,492,476	2,492,476
Diluted
Preferred	4,209,206	4,209,206	4,209,206
Common	2,492,476	2,492,476	2,492,476
Basic and diluted profit/(loss) per shares (in reais)
Preferred	0.86	—	—
Common	0.86	(35.05)	(8.04)

(*)	Per share numbers have been adjusted to reflect the reverse share split of our shares which occurred in 2007. See Note 15(g).

The accompanying notes are an integral part of these financial statements.

Tele Norte Celular Participações S.A.

Consolidated Statements of Changes in Shareholders’ Equity

Expressed in thousands of Brazilian reais, unless otherwise stated

	Capital stock		Additional paid-in capital	Capital reserves	Accumulated deficit	Accumulated other comprehensive income	Total
	Preferred shares	Common shares
Balance at December 31, 2004	53,293	31,558	7,587	149,601	(93,226)	—	148,813

Loss for the year	—	—	—	—	(20,049)	—	(20,049)
Dividends paid and proposed	—	—	—	—	(3,266)	—	(3,266)

Balance at December 31, 2005	53,293	31,558	7,587	149,601	(116,541)	—	125,498

Loss for the year	—	—	—	—	(87,356)	—	(87,356)
Initial application of SFAS 158, net of income taxes (Note 3 (m))	—	—	—	—	—	5,500	5,500

Balance at December 31, 2006	53,293	31,558	7,587	149,601	(203,897)	5,500	43,642

Income (loss) for the year	—	—	—	—	5,755		5,755
Expired Dividends	—	—	—	—	135	—	135
Pension and postretirement unrealized gains and losses net of applicable amortization and income taxes	—	—	—	—	—	1,106	1,106
Dividends paid and proposed	—	—	—	—	(3,197)	—	(3,197)

Balance at December 31, 2007	53,293	31,558	7,587	149,601	(201,204)	6,606	47,441

The accompanying notes are an integral part of these financial statements.

Tele Norte Celular Participações S.A.

Consolidated Statements of Cash Flows

Expressed in thousands of Brazilian reais, unless otherwise stated

	Years ended December 31,
	2007	2006	2005
Operating activities
Net profit (loss)	5,755	(87,356)	(20,049)
Adjustments to reconcile net loss to cash from operating activities:
Depreciation and amortization	114,211	113,665	109,911
Losses on disposal of property and equipment, net	822	867	927
Deferred income taxes	2,585	(40,201)	(12,035)
Changes in income tax valuation allowance	(3,342)	36,420	12,035
Minority interest	2,280	(28,733)	(6,156)
Unrealized foreign exchange gain and indexation charges on debt, net	(35,565)	(20,974)	(36,137)
Unrealized losses on cross-currency interest swaps	27,390	29,933	36,166
Unrealized gains on temporary cash investments	(792)	(2,424)	(6,445)
Provision for contingencies, net of judicial deposits	(26,616)	48,063	(2,731)
PIS and COFINS recoverable	(4,789)	(10,409)	—
Changes in operating assets and liabilities:
Temporary cash investments	(5,435)	24,116	52,194
Trade receivables	23,603	(16,138)	2,299
Accounts payable and accrued liabilities	(56,524)	(8,194)	(86,984)
Value-added and other taxes payable	2,048	(659)	(5,692)
Other	(3,355)	(25,803)	(2,939)

Cash provided by operating activities	42,276	12,173	34,364

Investing activities
Temporary cash investments (restricted deposits)	—	7,491	—
Additions to property and equipment	(16,474)	(25,297)	(19,923)
Cash proceeds from disposals of property and equipment	143	2,472	—

Cash used in investing activities	(16,331)	(15,334)	(19,923)

Financing activities
Proceeds from issuances of short-term debt	50,497	104,251	38,503
Proceeds from issuances of long-term debt	100,000	6,000	70,374
Reverse share split payable to former shareholders	15,052	—	—
Payment of short-term debt	(109,819)	(81,841)	(6,774)
Payment of long-term debt	(94,462)	(14,637)	(103,502)
Dividends paid	(3)	(3,172)	(357)

Cash provided by (used in) financing activities	(38,735)	10,601	(1,756)

Increase (decrease) in cash and cash equivalents for the year	(12,790)	7,440	12,685

Cash and cash equivalents, beginning of the year	22,674	15,234	2,549

Cash and cash equivalents, end of the year	9,884	22,674	15,234

Supplemental cash flow information
Taxes on income paid	—	—	3,212
Interest paid	18,306	23,026	20,309

Disclosure of non-cash investing activities
Accounts payable for property and equipment	15,184	25,984	52,528

The accompanying notes are an integral part of these financial statements.

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of Brazilian reais, unless otherwise stated

1	Background and Description of Business

Tele Norte Celular Participações S.A. (the “Company”) is a publicly held company listed on the Brazilian and New York stock exchanges and the parent company of Amazônia Celular S.A., a Brazilian listed company, in which it holds 89.78% of its subsidiary’s voting capital and 74.96% of its total capital stock on December 31, 2007 and 2006.

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

The services offered and the rates charged by the Operating Subsidiary are regulated by the National Telecommunications Agency (ANATEL), the regulatory authority for the Brazilian telecommunications industry, according to the General Law of Telecommunications and pertinent regulations.

(a)	Concessions

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

From August 2004, new rules governing the collection of interconnection fees became effective. Under the new rules, interconnection fees for local wireless traffic were due only if the traffic balances between any two companies operating in the same area were either less than 45% or in excess of 55% (“bill & keep” regime).

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of Brazilian reais, unless otherwise stated

On July 13, 2006, ANATEL released Resolution No. 438, which approved the “Regulation on Remuneration for Network Usage of Personal Mobile Service Providers (SMP)”. Amongst other amendments, Resolution No. 438 sets forth new rules for concession, pass-through and disclosure of discounts granted over the Value of Usage of SMP Network (VU-M) and established the end of the “bill & keep” regime mentioned above. Therefore, beginning on July 14, 2006, the new regulation on SMP network usage fees issued by ANATEL established that interconnection payments between SMP operators for traffic in the same registration area should occur for the full amount of traffic between operators (“full billing” regime).

The creation of the “full billing” regime has resulted in an increase of interconnection costs and revenues in 2006 and 2007.

On August 16, 2006, the Company filed with ANATEL an application to extend the right of use of radio frequencies, associated with the instrument of authorization for personal mobile service. According to the regulations, the extension is automatically granted. The application is being analyzed by ANATEL.

(b)	Results from Operating Subsidiary

The Operating Subsidiary has incurred operating losses and presents working capital deficient at December 31, 2007. Management has implemented several actions with the purpose of improving liquidity, operating efficiency, reducing costs and expenses and maximizing the return of its investments in fixed assets. The results of these actions have made possible the obtaining of new financing from financial institutions and the extension of maturity dates of its loans.

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

The Operating Subsidiary has been consistently able to reduce its net debt and improve its operating results.

Management believes that the cash flow generated from its operations, jointly with new financing obtained from financial institutions and existing cash on hand, will enable the Operating Subsidiary to comply with its financial and operating commitments through 2008.

(c)	Change in regulations

On March 7, 2007 the Management Council of the ANATEL approved the numerical portability in fixed and mobile telephones. The rule will allow the users of the Exchanged Fixed Telephone Service (STFC) and the SMP to change carriers keeping their fixed or cellular phone number, as many times as they request.

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of Brazilian reais, unless otherwise stated

The initial offer of portability, in experimental character, will start within 16 months, in capital cities to be chosen for implementation of the pilot-project and it will be totally available throughout the country within 24 months, from the publishing of the General Regulation of Portability in the Union Official Gazette, occurred on March 21, 2007.

The Operating Subsidiary has already contracted network and Information Technology solutions, as well as reviewed all operating processes needed to the introduction of the portability in August, 2008 in some locations. The other cities of the service provision area will be served as of November, 2008.

On August 13, 2007, ANATEL published in the Federal Official Gazette the New Regulation of the Personal Mobile Service (SMP). The new regulation sets forth new rules for customer service, plans migration, service suspension, validity of pre-paid credits, collection of messaging service, among others. The new regulation became effective as from February 13, 2008. Considering the Company’s operating results measured until the date of this report, no material effects were noted arising from the changes mentioned above.

(d)	Stock Purchase Agreement

On August 2, 2007 Telpart Participações S.A. (“Telpart”), the Company’s controlling entity, entered into a Stock Purchase Agreement with Vivo Participações S.A. (“Vivo”), which objective is the sale of the total of the equity interest of Telpart in the Company’s capital stock and of Telemig Celular Participações S.A. (related company on March 31, 2008).

Vivo Participações S.A. is the controlling shareholder of Vivo S.A., cellular mobile service and personal mobile service operator, in the areas 7 and 8 of Regions I and II, in the service area 7 of region II and of the SMP, in Region I (service areas 3 and 9), in Region II (service area 6) and Region III (service areas 1 and 2).

The execution of the Stock Purchase Agreement was approved in Telpart’s Board Meeting held on August 2, 2007 and also by shareholders representing 99% of the total capital stock of Telpart’s controlling entity - Newtel Participações S.A. (“Newtel”) in a previous meeting held on August 2, 2007, under the provisions of the Newtel’s Shareholders Agreement.

Thereafter, the equity interest sale was approved in an Extraordinary Shareholders’ Meeting of Telpart held on August 21, 2007 which, accordingly, confirmed the Stock Purchase Agreement.

On December 20, 2007 Vivo entered into a stock purchase agreement with Telemar Norte Leste S.A. (“Oi”) aiming at selling the shares of Tele Norte Celular Participações S.A. which Telpart committed to sell and transfer to Vivo under the terms of the stock purchase agreement dated August 2, 2007.

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of Brazilian reais, unless otherwise stated

The transfer of the shareholder’s control of Tele Norte Celular Participações S.A. was approved by ANATEL in a previous consent held on March 04, 2008.

On April 03, 2008, the transfer of the control of Tele Norte Celular Participações S.A. (and, indirectly, of Amazonia Celular S.A.) to Telemar Norte Leste S.A., under the terms of the Stock Purchase Agreement entered into between Vivo Part and Telemar Norte Leste S.A., having met all conditions set forth by the contract.

In Extraordinary Shareholders’ Meeting held on April 03, 2008 at Tele Norte Celular Participações S.A. and Amazonia Celular S.A. the board members indicated by Telemar Norte Leste S.A. were elected in both Companies and the resignations presented by the fiscal council members were accepted. At the same date, the first meetings of the new board members were held, when the new executive boards of the Company and the Operating Subsidiary have been assigned. In meeting held on May 05, 2008, new fiscal council members of the Company and Operating Subsidiary have been assigned.

The transaction will also be submitted to the Administrative Council of the Economic Law CADE, under the provisions of the applicable legislation.

(e)	Mandatory and Voluntary Tender Offers

On May 5, 2008, Telemar submitted to the CVM requests for the registration of public tender offers for the acquisition of any and all common shares of the Registrant and Amazônia Celular, or the Mandatory Tender Offers, held by their respective non-controlling shareholders, in compliance with article 254-A of Law No. 6,404/76 and CVM Ruling No. 361/02.

The Mandatory Tender Offer for Tele Norte common shares will be at the price of R$79.51 per common share, and the Mandatory Tender Offer for Amazônia Celular common shares will be at the price of R$121.61 per common share. The prices to be offered for these shares in the Tender Offers are equal to 80% of the amount paid by Telemar to Vivo under the Stock Purchase Agreement for the common shares of Tele Norte and Amazônia Celular, in compliance with the provisions of article 254-A of Law No. 6,404/76.

In view of the occurrence of the closing of the acquisition by Telemar of the shares corresponding to the control block of Tele Norte, Telemar also intends to submit to the BOVESPA drafts of notices of voluntary tender offers for the outstanding preferred shares issued by Tele Norte and Amazônia Celular, or the Voluntary Tender Offers. The Voluntary Tender Offers will be made for the acquisition of any and all preferred shares of Tele Norte and Amazônia Celular and will be made at the price of R$33.00 per preferred share of TNCP and R$25.55 per preferred share of any class of preferred share of Amazônia Celular. The commencement of the Voluntary Tender Offers is subject to the non-occurrence of any material adverse event that might affect Telemar’s decision to commence the Voluntary Tender Offers and to the approval of the notices of the Voluntary Tender Offers by the BOVESPA.

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of Brazilian reais, unless otherwise stated

The Voluntary Tender Offers are not intended to cancel the registration of Tele Norte or Amazônia Celular as publicly traded companies with the CVM.

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

All inter-company transactions and balances are eliminated in consolidation. The main consolidation procedures include:

•	Elimination of asset and liability accounts among the consolidated companies;

•	Elimination of the capital, reserves and retained earnings of the Operating Subsidiary;

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of Brazilian reais, unless otherwise stated

•	Elimination of revenues and expenses generated by transactions among the consolidated companies;

•	Separate disclosure of the minority interest participation in the consolidated financial statements, where applicable.

(b)	Cash and cash equivalents

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

Instruments utilized in trading activities include securities stated at fair value in accordance with SFAS N°. 115, “Accounting for Investments in Debt and Equity Securities.” Fair value is generally based on quoted market prices. If quoted market prices are not available, fair values are estimated based on dealer quotes, pricing models or quoted pricing models or quoted prices for instruments with similar characteristics.

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

Property and equipment are stated at acquisition and/or construction cost less accumulated depreciation. Depreciation is provided using the straight-line method based on the estimated useful lives of the underlying assets as follows:

Years
Buildings	20
Network equipment	5 to 8
Software	5
Mobile service authorization	10
Other	5 to 10

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

As the wireless telecommunications industry is rapidly evolving it is reasonably possible that property and equipment could become impaired as a result of technological or other industry changes. For assets the Operating Subsidiary intends to hold for use, if the total of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and the carrying value of the assets. For assets the Operating Subsidiary intends to dispose of, a loss is recognized for the amount that the estimated fair value, less costs to sell, is less than the carrying value of the assets. The Operating Subsidiary uses the discounted cash flow method to estimate the fair value of long-lived assets. No impairment indicators were noted by the Company in 2007 and 2006.

(g)	Income taxes

Income taxes in Brazil comprise Federal income tax and social contribution taxes, as recorded in the Company’s and Operating Subsidiary’s statutory accounting records. There is no state or local income taxes in Brazil. The Company and the Operating Subsidiary have applied FASB Statement of Financial Accounting Standard - SFAS No 109, “Accounting for Income Taxes”, for all years presented. The effect of adjustments made to reflect the requirements of US GAAP, as well as differences between the reporting basis of assets and the amounts included in the tax records, are recognized as temporary differences for the purpose of recording deferred income taxes. Net operating loss carry-forwards are recognized as deferred tax assets as losses are incurred to the extent that realization is considered to be more likely than not. A valuation allowance was recorded in the years ended December 31, 2007 and 2006, pursuant to the guidance provided by SFAS No. 109, in view of the cumulative losses in recent years and taking into account the weight of evidence for the foreseeable near future (Note 17(d)).

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of Brazilian reais, unless otherwise stated

See item (r) below for a discussion of the adoption of FASB Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” in 2007.

(h)	Provision for contingencies

The Operating Subsidiary is party to a number of legal proceedings in the normal course of its business. Based on the opinion of its legal advisors, management records provisions for contingencies when it considers a loss to be probable and reasonably estimatable.

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

Revenues from the sales of prepaid cards are recognized according to the service used for each card or when such credits contractually expire. The Company’s Plano Controle rate plans also include a feature whereby unused credits do not expire each month but rather are available for

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of Brazilian reais, unless otherwise stated

future use. The Company defers revenue based on unused credits in prepaid cards and in the Plano Controle rate plan. Unused credits are controlled and measured by systems. The balance of the deferral as of December 31, 2007 and 2006 was R$7,429 and R$4,554 respectively, and has been included as “Other” under current liabilities in the consolidated balance sheets.

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

On December 31, 2006, the Operating Subsidiary adopted SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132R (“SFAS 158”). This statement requires an employer to recognize the over or under-funded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income. The net effect of the adoption of SFAS No. 158 on accumulated other comprehensive income was R$5,500, net of taxes, on December 31, 2006.

For defined contribution plans, the Operating Subsidiary recognizes as an expense in the statement of operations, the contributions accrued in favor of the beneficiaries of the plans during the relevant periods.

(n)	Advertising costs

Advertising costs are expensed as incurred and included in selling, general and administrative expenses. Such costs amounted to R$11,351, R$10,418 and R$9,245 for the years ended December 31, 2007, 2006 and 2005, respectively.

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

As required under this statement, costs resulting from all stock-based compensation transactions are recognized in the financial statements. The amount of compensation cost recorded is measured based on the grant-date fair value of the equity or the liability instruments issued. In addition, liabilities awards are reassessed each reporting period. Compensation cost is recognized over the period that an employee provides services in exchange for the award.

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

The Company has primarily used the Black-Scholes option-pricing model to determine fair value of options issued. The following table presents the pro forma impact on losses and losses per share for the year ended December 31, 2005 if the Company had applied the fair value recognition provisions of SFAS 123.

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of Brazilian reais, unless otherwise stated

2005
Net loss	(20,049)
Basic and diluted loss per shares (in reais)
Preferred (*)	—
Common (*)	(8.04)

Compensation expense under the fair value method (SFAS 123), net of taxes	(25)
Pro forma net loss	(20,074)

Pro forma basic and diluted loss per shares (in reais)
Preferred (*)	—
Common (*)	(8.05)

(*)	As mentioned in Note 16, the Company changed its accounting policy for calculating earnings per share in 2006, and retrospectively applied the new policy to prior years. In addition, earnings per share were adjusted considering the proforma reverse split effects mentioned in Note 15 (g).

For purposes of pro forma disclosures, the estimated fair value of the options was amortized to expense over the options’ expected life.

(p)	Segment information

The Company has adopted SFAS N°. 131 “Disclosures about Segments of an Enterprise and Related Information” which introduces a “management approach” concept for reporting segment information, whereby financial information is required to be reported on the basis that the chief operating decision-maker uses such information internally for deciding how to allocate resources to segments and in assessing performance. Management, however, has concluded that the Company and its Operating Subsidiary operate in a single segment – telecommunication services provider—and does not consider additional segment disclosures to be necessary.

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

The Operating Subsidiary determined an average price for removing the towers and equipment. The calculation was performed based on the number of sites and considered (i) for GSM sites, a period through 2024 and (ii) for TDMA sites, a period through 2014. Since the Operating Subsidiary expects to assume the obligation for dismantling and removing the assets and restoring the site on which they are located, all sites were considered in the calculation. The Company adopted the FIN 47 in 2005. As of December 31, 2005 the cumulative effect of the adoption of FIN 47 in liability and in property and equipment amounted to R$2,866. The effect in the income statement was not significant. As of December 31, 2007, the updated liability for asset retirement obligations amounted to R$4,664 (Note 13). The accretion in the liability for asset retirement obligations and the depreciation of the related assets resulted in additional expenses of R$923 in 2007 (2006 – R$777).

(r)	New accounting pronouncements

•

In June 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109.” FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in tax returns. Specifically, the financial statement effects of a tax position may be recognized only when it is determined that it is “more likely than not” that, based on its technical merits, the tax position will be sustained upon examination by the relevant tax authority. The amount recognized shall be measured as the largest amount of tax benefits that exceed a 50% probability of being recognized. This interpretation also expands income tax disclosure requirements. The Company applied the provisions of this interpretation beginning in the first quarter of 2007. The adoption of these standards did not present a material impact on the Company’s consolidated financial statements.

•

In September 2006, FASB issued SFAS No. 157, “Fair Value Measurements”. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurement. SFAS No. 157 does not require any new fair value measurements. This statement is initially effective for financial statements issued for fiscal years beginning after November 15, 2007 (calendar year 2008), and is to be applied prospectively as of the beginning of the year in which it is initially applied. For all nonrecurring fair value measurements of non-financial assets and liabilities, the statement is effective for fiscal years beginning after November 15, 2008 (calendar year 2009). The Company is currently evaluating the provisions of this statement, but, as of this date, does not expect the application of this standard to change its current practice. The Company will apply the requirements of SFAS No. 157 as transactions occur.

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of Brazilian reais, unless otherwise stated

•

In February 2007, FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”, a standard that provides companies with an option to report selected financial assets and liabilities at fair value. The Standard requires companies to provide additional information that shows the effect of the Company’s choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which the Company has chosen to use fair value on the face of the balance sheet. The new Statement does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in FASB Statements No. 157, “Fair Value Measurements”, and No. 107, “Disclosures about Fair Value of Financial Instruments”. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. The Company elected not to apply the fair value option to any of its financial assets or liabilities at January 1, 2008.

•

In December 2007, the Financial Accounting Standards Board (FASB) issued SFAS No. 141(R), “Business Combinations.” Statement 141(R) establishes principles and requirements for how an acquiring entity in a business combination recognizes and measures the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information needed to evaluate and understand the nature and financial effect of the business combination. This statement will be effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 (calendar year 2009).

•

In December, 2007, the FASB also issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB 51.” This statement clarifies that a non-controlling (minority) interest in a subsidiary is an ownership interest in the entity that should be reported as equity in the consolidated financial statements. It also requires consolidated net income to include the amounts attributable to both the parent and non-controlling interest, with disclosure on the face of the consolidated income statement of the amounts attributed to the parent and to the non-controlling interest. This statement will be effective prospectively for fiscal years beginning after December 15, 2008 (calendar year 2009), with presentation and disclosure requirements applied retrospectively to comparative financial statements. The Company is currently evaluating the provisions of this statement.

•

In March 2008, the FASB issued SFAS 161, “Disclosures about Derivative Instruments and Hedging Activities”—an amendment of FASB Statement No. 133. This Statement requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. This Statement is effective for financial

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of Brazilian reais, unless otherwise stated

statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. Management is evaluating the potential impacts of this statement in company’s consolidated financial statements.

•

In May 2008, the FASB issued SFAS 162, “The Hierarchy of Generally Accepted Accounting Principles”. This Statement identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States. This Statement shall be effective 60 days following SEC’s approval of the Public Company Accounting Oversight Board (PCAOB) amendments to AU Section 411 “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. Management is evaluating the potential impacts of this statement in company’s consolidated financial statements.

4	Temporary Cash Investments

On December 31, 2007 and 2006, temporary cash investments were mainly represented by interests hold by the Company and its Operating Subsidiary, together with the affiliated companies, Telemig Celular Participações S.A. and Telemig Celular S.A., in an exclusive quotas investment fund administered by Banco Itaú S.A., comprised of quotas of financial investment funds. On December 31, 2007 and 2006, the portfolios of the Investment Funds were substantially comprised of Brazilian Federal government securities with original maturities of more than three months, as follows:

	2007	2006
Brazilian Federal Treasury Bills – LTN	53.3%	62.4%
Brazilian Financial Treasury Bills – LFT	31.3%	26.7%
Banking Deposit Certificate – CD’s	12.4%	—
Other	3.0%	10.9%

	100%	100.0%

On December 31, 2007 and 2006, there were no guarantees, sureties, mortgages or other guarantees granted in favor of the exclusive funds.

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of Brazilian reais, unless otherwise stated

5	Accounts Receivable, net

	2007	2006
Telecommunications services	110,014	129,167
Handset and accessories sales	14,062	18,226

	124,076	147,393
Allowance for doubtful accounts	(42,780)	(42,494)

	81,296	104,899

The activity of the allowance for doubtful accounts was as follows:

	2007	2006	2005
Balance at beginning of year	42,494	38,982	42,261
Charged to cost and expenses	13,014	16,325	13,313
Write-off	(12,728)	(12,813)	(16,592)

Balance at end of year	42,780	42,494	38,982

On December 31, 2007 and 2006, accounts receivable from telecommunications services also included amounts receivable from customers relating to the pass-through of domestic and international long-distance calls made by the Operating Subsidiary’s subscribers using the Carrier Selection Code (CSP) of the long-distance carriers, according to the SMP rules.

On December 31, 2007, the Operating Subsidiary had past due accounts receivable from other operators in the amount of R$15,002 (2006 – R$20,647), resulting from the use of its network. The past due amounts are in the process of collection and negotiation with the operators, which also involve Operating Subsidiary’s past due accounts payable amounting to R$9,176 (2006 – R$13,616) (Note 9 (b)) in view of not having collected a portion of the mentioned receivables. Management believes that the recovery of past due amounts is probable.

During 2007, the Operating Subsidiary concluded negotiation for a portion of the past due accounts receivable in the amount of R$13,478, which also included the settlement of the related accounts payable in the amount of R$13,616, without material impacts in Operating Subsidiary’s statements of operations. Management believes that the recovery of the remaining past due amounts is probable.

6	Inventories

	2007	2006
Handsets and accessories	17,573	16,731
Provision for adjustment to market value	(7,852)	(6,196)

	9,721	10,535

7	PIS and COFINS Taxes Recoverable

In 2006, the Company and the Operating Subsidiary were successful in their legal action that

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of Brazilian reais, unless otherwise stated

questioned the constitutionality of the increase in the calculation base of PIS and COFINS (taxes on revenues) (Law 9,718). Accordingly, considering that the decision is final and unappealable, the Company and the Operating Subsidiary recognized the credit of these taxes in the amount of R$10,409, against “Financial expense” in the statement of operations in 2006. The updated amounts of this credit at December 31, 2007 is R$15,952 (R$14,437 are presented as current assets and R$1,515 are presented as non-current assets).

The companies will use their credits after the legal ratification by the Federal Revenue Services.

8	Property and Equipment, net

	Cost	Accumulated Depreciation/ Amortization	Net Value
December 31, 2007
Buildings	9,265	6,636	2,629
Network equipment	801,139	607.408	193,731
Software	128,219	95,024	33,195
Mobile service authorization	14,067	9,769	4,298
Construction-in-progress (*)	40,167	—	40,167
Other	67,995	53,451	14,544

	1,060,852	772,288	288,564

December 31, 2006
Buildings	9,231	6,304	2,927
Network equipment	778,532	533,291	245,241
Software	120,215	78,614	41,601
Mobile service authorization	14,067	6,626	7,441
Construction-in-progress (*)	55,396	—	55,396
Other	54,787	36,138	18,649

	1,032,228	660,973	371,255

(*)	Primarily refers to network equipment for which installation by the supplier and/or acceptance by the Operating Subsidiary has not yet been completed. The amounts include civil works, towers, supports, protectors and electric power equipment necessary for installation and operation of the equipment.

The Company capitalized interest of R$3,679, R$4.618 and R$4,383 in property and equipment in the years ended December 31, 2007, 2006 and 2005, respectively.

At December 31, 2007, the Company had equipment, property and other fixed assets pledged or cited in court proceedings, the book value of which totaled R$2,807 (2006 – R$3,799).

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of Brazilian reais, unless otherwise stated

9	Accounts Payable

	2007	2006
Materials and service suppliers	56,456	94,899
Interconnection charges to be paid to other telecommunication service providers – SMP	24,085	37,101

	80,541	132,000

(a)	Materials and service suppliers

On December 31, 2007 and 2006 the balance mainly included the liability to suppliers for handsets, equipment, services and execution of civil works related to expansion of the GSM/EDGE network.

(b)	Interconnection charges to be transferred—SMP

Includes accounts payable to other mobile, fixed and long-distance telephony carriers, related to network usage charge, additional call pass-through, roaming and long-distance calls.

On December 31, 2007 the Operating Subsidiary had outstanding amounts payable to other carriers amounting to R$9,176 (2006—R$13,616), which are undergoing a negotiation process (Note 5).

10	Short-Term Debt

At December 31, 2007 and 2006, the principal amount of short-term debt was as follows:

		Consolidated
	2007	2006
Votorantim—Resolution 2770—The outstanding balance is restated by the exchange rate variation of the U.S. dollar, plus interest of 5.5% p.a. Maturity in February, 2007, in a lump sum.	—	21,577
Itaú—BBA—Resolution 2770- The outstanding balance is restated by the exchange rate variation of the U.S. dollar, plus interest of 7.45% p.a. Maturity in February, 2007, in a lump sum.	—	20,311
Safra IV—The outstanding balance is restated by the exchange variation of the U.S. dollar, plus interest of 6.5% p.a. Maturity in January 2007, in a lump sum.	—	19,734

Total	—	61,622

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of Brazilian reais, unless otherwise stated

At December 31, 2007, accrued interest on short-term debt in the amount of R$0 (2006 – R$302) is shown in the caption “Accrued liabilities” in current liabilities.

The financing agreements entered with Safra, Itaú—BBA and Votorantim were fully repaid in the first quarter of 2007.

11	Long-Term Debt

At December 31, 2007 and 2006, the principal amount of long-term debt was as follows:

	2007	2006
ABN AMRO —The outstanding balance is restated by the exchange rate variation of the U.S. dollar, plus annual interest of 7.13% increased to 8.36% due to the renewal. Interest and principal are due on March, 2008.	75,956	—
Unsecured Senior Notes—The outstanding balance is restated by the exchange rate variation of the U.S. dollar, plus interest of 8.750% p.a. The interest matures every half-year and the principal in January 2009.	70,852	85,520
Unibanco/NIB—The outstanding balance is restated by the exchange rate variation of the U.S. dollar, plus interest of 5.25% p.a. above the Libor. Interest and principal mature every half-year period, and the final maturity is in October 2010.	—	34,208
Unibanco/Nordea – U.S. dollar denominated plus annual interest of 5.25% above LIBOR. Interest and principal due semiannually, beginning April 2006, with final maturity in April 2010.	—	16,629
Votorantim—The outstanding balance is restated by the exchange rate variation of the U.S. dollar, plus interest of 7.46% p.a. The interest matures every half-year period and the principal, in February 2007.	—	37,148
Unibanco—U.S. dollar denominated and bears annual interest of 1%. Due in a single installment in April 2008.	4,980	6,010

Total	151,788	179,515
Less current portion	(80,936)	(87,985)

Long-term portion	70,852	91,530

As of December 31, 2007, the long term portion of the long term debt fully matures in 2009.

At December 31, 2007 the interest on long-term debt in the amount of R$4,656 (2006 – R$5,974) are shown in the item “Accrued liabilities” in current liabilities.

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of Brazilian reais, unless otherwise stated

The Unsecured Senior Notes funding program (“Notes”) and the financing agreements executed with Unibanco and ABN AMRO have restrictive clauses concerning the application of funds for the purpose specified in the agreements, certain transactions carried out with related parties, consolidation and merger transactions and compliance with certain limits substantially based on balance sheet financial indicators and “EBITDA” (Earnings before interest, taxes, depreciation and amortization). In the event of default, the amortization may be subject to early maturity.

Due to the additional ICMS provisions mentioned in Note 14, on December 31, 2006 the Operating Subsidiary breached the financial covenants contained in the Indenture related to the 8.75% unsecured senior notes due 2009 issued by the Company’s Operating Subsidiary and Telemig Celular S.A. in 2004. On April 16, 2007, Management of the Operating Subsidiary and Telemig Celular S.A. obtained waiver by the requisite amounts of holders of the notes, thereby curing the effects of an event of default. The waiver included certain modifications on the covenant calculation terms that are more favorable to the companies. As such, the companies were not in breach of the financial covenants as of March 31, 2007 and Management did not expect to breach these covenants on the following quarters of 2007. Therefore, in 2006 financial statements, the debt was presented as non-current liabilities in accordance with the original terms of the Indenture.

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

On June 28, 2007, Management of the Company obtained a waiver in connection with these breaches, thereby curing the effects of an event of default. The Company was exempted from complying with the financial covenants for the three months ended June 30, 2007 and September 30, 2007. After that, as the Unibanco credit agreement only characterizes a technical default after two consecutive quarterly breaches followed by an automatic 90-day curing period, as mentioned above, the debt cannot be accelerated to a period before the original maturity date (April, 2008). Therefore, in these financial statements, the debt is presented as non-current liabilities in accordance with the original terms of the credit agreement at December 31, 2006. The Unibanco loan was paid on April 7, 2008.

On June 28, 2007, at the option of the Operating Subsidiary, the financing agreements entered into with Unibanco/NIB and Unibanco/Nordea in the amount of R$34,208 and R$16,629, respectively, were fully repaid in advance.

The Votorantim loan agreement was fully repaid in the first quarter of 2007.

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of Brazilian reais, unless otherwise stated

On December 31, 2007 all covenants of ABN AMRO’s loan and the Notes (altered by the respective waiver) were complied with by the Operating Subsidiary and by Telemig Celular S.A.(related company on March 31, 2008) with regards to the Notes.

12	Concession Contracts Payable

At December 31, 2007 and 2006 the Operating Subsidiary had the following concession contracts payable to ANATEL:

	2007	2006
Personal Mobile Service Authorization (SMP)—Indexed to IGP-DI plus 1% per month. Installments are due annually beginning in May 2007, with final maturity in May, 2012. (*)	12,030	12,672
Additional spectrum on the 900 MHz frequency range—Indexed to IGP-DI plus 1% per month. Installments are due annually beginning in August 2007, with final maturity in August, 2012. (**)	3,735	4,083

	15,765	16,755
Less current portion	(3,153)	(6,264)

Long-term portion	12,612	10,491

(*)	Authorization required to migrate to the Personal Mobile Service.
(**)	Authorization to expand GSM technology operations

13	Asset Retirement Obligations

As of December 31, 2007, the estimated present value of the Company’s asset retirement obligations was R$4,664. The changes in the liability were as follows:

	2007	2006
Asset retirement obligations at the beginning of the year	3,741	2,866
Liabilities incurred	97	745
Accretion expense	826	130

Asset retirement obligations at year-end	4,664	3,741

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of Brazilian reais, unless otherwise stated

14	Contingencies and Judicial Deposits

	2007	2006
Contingencies
Tax contingencies	148,794	147,666
Civil and labor claims	4,691	4,512

	153,485	152,178

	2007	2006
Court judicial deposits
Tax contingencies	122,971	97,610
Civil and labor claims	2,731	1,367

	125,702	98,977

The activity of the provision and the court judicial deposits were as follows:

	2007	2006
Provision for contingencies
Balance at beginning of year	152,178	69,406
Provisions	32,854	82,930
Interest	6,185	1,798
Reversal	(37,732)	(1,956)

Balance at end of year	153,485	152,178

Court judicial deposits
Balance at beginning of year	98,977	63,547
Deposits	26,228	32,911
Interest	2,409	2,519
Withdrawal	(1,912)	—

Balance at end of year	125,702	98,977

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

Management of the Operating Subsidiary appointed in October 2006 reassessed the accruals related to the ICMS on monthly subscriptions and additional services recorded by the Operating Subsidiary. Based on this reassessment, Management decided to record additional accruals for ICMS on monthly subscription and value-added services, in the amount of R$61,900, of which R$23,045 relate to the State of Pará, R$27,046 relate to the State of Maranhão and R$11,809 relate to the State of Roraima. Of the total amount of R$61,900, R$46,291 were recorded in “Sales deductions, taxes and returns” and R$15,609 in “Financial expense” in the statement of income.

•	State of Pará

In 2005, the Operating Subsidiary obtained favorable decision prohibiting the application of ICMS to monthly subscription and value-added services in the State of Pará. As the favorable decision had been officially declared final and bidding, the Operating Subsidiary withdrew the amount deposited in the respective escrow account (R$7,200 and the corresponding provision in the amount of R$8,470 was released. However, at a later date, the State public prosecutors’ office appealed alleging that for technical procedural issues the term of appeal had not been elapsed and, therefore, the decision in the proceeding was not final. The Office of the State Attorney General filed another appeal, however, once again the Court of Justice of Para, in unanimous decision, decided favorably to the Operating Subsidiary.

As a result, up to November 2007, Management set up a provision for such obligation.

On December 27, 2007, the Operating Subsidiary and the State of Para entered into an agreement to settle the legal suit. At that date, Para’s State Attorney General filed a petition for a judicial litigation waiver and recognized the subsidiary’s right in not paying ICMS on subscription fees and value added services. Therefore, in December, 2007 the Operating Subsidiary reversed the amounts provisioned. The amount reversed in 2007, net of respective judicial deposits in the amount of R$1,803, totaled R$30,557, being that R$26,611 were recorded as sales deductions and R$3,946 as financial expenses.

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of Brazilian reais, unless otherwise stated

On March 31, 2008, the Operating Subsidiary and the State of Para executed a new term of agreement, where the Para’s State Government recognized the right and authorized the Subsidiary to credit the amount of R$12,811, unduly paid in the period from 1998 to 2004 as ICMS on “Subscription Fees and Value-Added Services”. This credit was recorded in the Operating Subsidiary’s balance sheet as ICMS Recoverable (current assets), and the offset was charged to other operating income of the statement of income.

•	State of Amazonas

The Court of Justice rendered a decision against the Operating Subsidiary on June 18, 2003, against which the Operating Subsidiary filed an appeal with the Superior Court of Justice. The accrual recorded on December 31, 2007 amounted to R$13,226 (2006 - R$9,361), with corresponding judicial deposits in the same amount (2006 - R$9,100).

•	State of Roraima

The Superior Court of Justice rendered a decision in favor of the Operating Subsidiary on December 14, 2004. That decision allowed the Operating Subsidiary to reverse the provision associated with the dispute in the amount of R$8,310 in 2004. In 2005, the state filed a request for clarification, which was denied by the Superior Court of Justice on April 7, 2005. The state filed a Divergency Motion, which was also denied by the Superior Court of Justice on September 29, 2005. The State Office of the Attorney General filed a Regulatory Appeal, equally denied by the Superior Court of Justice on March 22, 2006. For this reason, the State filed an Extraordinary Appeal with the Federal Supreme Court, which was once again denied. Finally, on December 14, 2006 the State Office of the Attorney General filed an Interlocutory Appeal with the Federal Supreme Court. The Federal Supreme Court, on September 21, 2007 denied the continuity of the Interlocutory Appeal. On October 19, 2007, the State of Roraima filed a Regimental Appeal at the Federal Supreme Court against this decision.

On December 31, 2007 the provision for this obligation totaled R$13,187 (2006 – R$11,809) with the corresponding judicial deposits in the same amount (2006 - R$11,693).

•	State of Maranhão

In 2002, the Operating Subsidiary obtained a favorable decision prohibiting the application of ICMS to monthly subscription and other additional services in the state of Maranhão. As the favorable decision in the legal proceedings had been officially declared final and binding, the Operating Subsidiary reversed the provision in 2002 and withdrew the amounts deposited in the respective trust account in 2003. However, at a later date the public prosecutors’ offices appealed alleging that for technical procedural issues the term for appeal had not elapsed and,

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of Brazilian reais, unless otherwise stated

therefore, the decision in the proceeding was not final. The appeal was decided against the Operating Subsidiary and the Superior Court of Justice determined that the claim be retried. The Operating Subsidiary filed a motion for clarification which was denied by the Superior Court of Justice. On May 03, 2007 the process returned to new trial by the Maranhao’s Court of Justice.

In the year 2007, the provision for this obligation amounted R$24,068 (2006 – R$27,046) without the corresponding judicial deposits.

ii.	Telecommunications Inspection Fee - FISTEL

The Operating Subsidiary filed a writ of mandamus questioning the responsibility for the payment of inspection fees on mobile stations, which are not owned by the Operating Subsidiary. The Operating Subsidiary has provided for the obligation and deposited amounts in court related to the Operating Inspection Fee (TFF) and Installation Inspection Fee (TFI). The provision recorded at December 31, 2007 was R$96,418 (2006 - R$74,779), with corresponding court deposits in the same amount.

iii.	Universalization Fund of Telecommunications Services - FUST

Based on Article 6 of Law 9,998/2000, which instituted the FUST, the Operating Subsidiary does not include in the contribution calculation basis revenues from telecommunications service providers as interconnection remuneration and from the use of its network resources. On December 15, 2005, the Board of ANATEL approved the Precedent No. 7, which determines the inclusion of such revenues in the calculation base of FUST, with retroactive application to January 2001.

In the understanding of management and its legal advisors, the Precedent No. 7 of ANATEL contravenes the provisions of Law 9,998/2000, in addition to several constitutional provisions. In January 2006, the mobile telephone carriers filed for a Writ of Mandamus with the purpose of protecting their legal rights to continue to pay FUST without any increase of the calculation base not provided for in law.

On November 16, 2006 the Operating Subsidiary received 48 Assessment Notices related to FUST on the revenues from interconnection in 2001. On November 17, it received additional 36 Assessment Notices that were duplicates of those received on November 16. The Notices total R$7,633. The pertinent Administrative Appeals were filed on December 14, 2006. On September 03, 2007 the subsidiary received 12 additional Assessment Notices in the amount of R$1,069 related to the FUST on revenues from interconnection in 2002. The respective administrative appeals have been filed by retained legal counsels.

Corroborating the above understanding, on March 5, 2007, The Honorable Federal Judge of the

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of Brazilian reais, unless otherwise stated

Lower Court of The Federal District judged the action in favor of the Operating Subsidiary, permitting calculation and payment of the FUST contribution on the total amount of the gross operating revenue deriving from rendering of telecommunication services, without inclusion of the amounts for transfer of interconnection charges. ANATEL filed interlocutory appeal in Court which is still pending judgment.

On December 21, 2007 the Operating Subsidiary received additional 36 Assessment Notices in the amount of R$2,624 referring to FUST on revenues from interconnection in 2002. The respective administrative appeals have been filed by retained legal counsels.

As a result, the FUST obligation on revenues from interconnections has been suspended.

In the understanding of Management and its legal counsel, the chances of loss in these lawsuits are possible, both in administrative and judicial levels. Accordingly, no provision for contingency has been recorded. On December 31, 2007 the amount related to such proceeding was R$11,939 (2006 – R$11,736).

iv.	Fund for Telecommunications Technological Development - FUNTTEL

Based on the provisions of Law 10,052/2000 and Decree Nr. 3,737/2001, which instituted FUNTELL, the Subsidiary does not include in the calculation of its contribution, the revenues obtained by providers of telecommunication services on account of remuneration for interconnection and for the use of its network resources.

The Ministry of Communications took advantage of the interpretation given by ANATEL in publishing the Compendium 07/2005 to also assess and collect the FUNTELL on revenues from interconnection, however, without any regulation that authorizes this collection.

On December 11, 2006 the Company received 4 Assessment Notices related to the FUNTTEL on interconnection revenues in 2001, amounting to R$2,100. The law firm retained presented the pertinent Administrative Appeals which are still pending judgment.

On October 11, 2007 the Operating Subsidiary filed, together with the other cellular carriers, an Interlocutory Injunction to argue the collection of FUNTTEL on interconnection revenues.

On November 12, 2007 the preliminary decision favorable was granted by the Regional Federal Court (1st Region) allowing the subsidiary to calculate and pay the FUNTTEL contribution based on its gross operating revenue from telecommunications services, without the inclusion of the interconnection transfer amounts.

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of Brazilian reais, unless otherwise stated

Based on the decision of the TRF-Tribunal Regional Federal [Federal Court of Appeals] (1 st Region), the requirement to collect FUNTTEL over interconnection revenues has been suspended.

On November 29, 2007, the subsidiary received 01 Assessment Notice from the Ministry of Communications referring to the FUNTELL (fiscal year 2002) over interconnection revenues, in the amount of R$750. The engaged legal council presented the administrative appeal which is still pending judgment.

Additionally, in the understanding of Management and of its legal council, the chances of loss in these proceedings are possible, in both administrative and judicial levels.

Thus, no provision was booked for this contingency. On December 31, 2007, the total amount estimated for this claim was R$7,013 (2006 – R$7,136).

v.	Other tax contingencies

The Operating Subsidiary is subject to other tax proceedings for which provisions were recorded in the amount of R$1,895 at December 31, 2007 (2006 – R$1,626) with corresponding court deposits totaling R$140 at December 31, 2007 (2006 – R$140). Management, based on the opinion of its legal advisors, believes that the provision recorded is sufficient to cover probable losses that might result from these proceedings.

(b)	Civil and labor contingencies

The Operating Subsidiary is party to certain labor and civil lawsuits. Civil contingencies refer mainly to proceedings filed by the Operating Subsidiary’s customers and labor contingencies refer to proceedings filed by its former employees. Based on the advice of its legal advisors, management believes that the provision recorded in the amount of R$4,691 at December 31, 2007 (2006 – R$4,512) is sufficient to cover probable losses that might arise from these proceedings. The corresponding court deposits totaled R$2,731 at December 31, 2007 (2006 – R$1,367).

(c)	Other possible loss contingencies not accrued for

The Operating Subsidiary has other tax claims involving risks of loss classified by Management and its legal advisors as possible in the amount of R$33,556 at December 31, 2007 (2006 – R$13,107) for which no provision for contingencies has been recorded.

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of Brazilian reais, unless otherwise stated

15	Shareholders’ Equity

(a)	Capital Stock

The Company’s authorized share capital at December 31, 2007 and 2006, comprised 700,000,000 thousand shares. Throughout 2007 and 2006, there were 4,209,206 outstanding preferred shares and 2,492,476 outstanding common shares. The number of shares outstanding in 2006 has been adjusted due to the reverse share split (Note 15(g)) for comparison purposes.

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

Management is required by the Brazilian Corporate Law to propose dividends at year-end to conform to the mandatory minimum dividend regulations. At December 31, 2007, the proposed dividend of R$3,197 was recorded as a liability in the statutory financial statements.

As of December 31, 2006, no dividends were proposed due to the loss in the statutory financial statements.

For purpose of US GAAP financial statements, the December 31, 2007 liabilities reflect only the amount of the minimum mandatory dividend for 2007 (based minimum mandatory dividend of 6% on the capital stock pursuant Art. 11, I, of the By-Laws) of R$3,197.

The General Extraordinary Meeting held on March 28, 2008, approved the payment of dividends in the amount of R$3,197 related to the minimum mandatory dividend of 6% on the capital stock pursuant Art. 11, I, of the By-Laws, which payment started on April 14, 2008.

In 2005, the Company reassessed the calculations of the minimum dividends relating to the fiscal year 2004, since the net loss adjusted by the realization of “Unrealized income reserve” resulted in net income in the amount of R$3,266.

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of Brazilian reais, unless otherwise stated

Consequently, in compliance with the provisions in the Article 203 of Law 6404/76, the Company recorded in 2005 minimum dividends relating to the fiscal year 2004, to be paid to shareholders of preferred shares, in the amount of R$3,266 (R$0.78 per share). This amount was increased, as from the end of 2005 up to the date of the effective payment, by the accumulated variation of SELIC in the period.

If dividends remain unclaimed for a period of three years, a shareholder’s right to receive the dividend expires. During 2007, dividends totaling R$135 expired and were reversed to shareholder’s equity.

In the event of winding-up of the Company, the preferred shares have priority to capital reimbursement.

Dividends provided per share considering the pro-forma reverse share split effects, mentioned in item (g), below, were:

	in reais
	2007	2006	2005
Preferred shares	0.76	—	0.78
Common shares	—	—	0.00

(d)	Stock option plan

At December 31, 2007 the Company had reserved 2.898 shares of preferred stock for issuance in connection with its stock option grants (2.415 for the 2003 grants and 0.483 for the 2000 grants) (Note 24).

(e)	Capital reserves

On December 28, 1999, the shareholders approved a legal reorganization whereby Telpart contributed assets to the Company, resulting in future tax benefits. A deferred tax asset of R$48,818 was recorded which may be realized over a period of up to ten years. Realization of such tax benefit is dependent on the Company generating sufficient future taxable income In accordance with Brazilian Corporate Law, the Company may issue shares (pro rata both common and preferred) to Telpart for the amount of the tax benefits realized. In addition, minority shareholders are granted preemptive rights. If the minority shareholders do not elect to exercise these rights, the shares will be issued and subscribed for by Telpart. As of December 31, 2007, the unrealized portion of the capital reserve related to the legal reorganization under Brazilian Corporate Law amounted to R$9,640.

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

The statutory reserve is formed based on (i) appropriations from retained earnings of 5% of annual net income as stated in the Company’s Brazilian GAAP financial statements and bylaws (ii) tax incentive reserve which arises from an option to apply a portion of income tax otherwise payable for certain government approved projects. The amount so applied is credited to income tax and subsequently appropriated from retained earnings to this reserve.

The retained earnings balance includes appropriated retained earnings of R$160 at December 31, 2007 (December 31, 2006 – Nil) in the Brazilian GAAP financial statements.

(ii)	Unappropriated retained earnings / accumulated deficit

Brazilian law allows the payment of dividends only in reais and these are limited to the retained earnings balances in the Brazilian GAAP financial statements Distributable retained earnings aggregated R$3,118, at December 31, 2007 (2006 – R$3,146).

(g)	Reverse Share Split

In Extraordinary Shareholders’ Meeting, held on July 12, 2007, the reverse split of Company’s representative shares was approved. The shares were grouped in the proportion of 50.000 (fifty thousand) existing shares to 01 (one) share of the respective class.

In Extraordinary Shareholders’ Meeting, held on October 29, 2007, the change in Company’s shareholders equity structure was approved in connection with the reverse share split mentioned above. Since then, the Company’s capital stock started to be composed by 2,492,476 common shares and 4,209,206 preferred shares.

In October, 2007, the Company performed auctions to sell 156,221 common shares and 124,977 preferred shares related to the fractions resulting from the reverse split. The sale inflow, net of brokerage fee, taxes and income tax, reached R$70.3660 per common share and R$25.3733 per preferred share. The mentioned amounts were made available by the Company to the respective shareholders on October 26, 2007.

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of Brazilian reais, unless otherwise stated

The amounts already made available to the shareholders but not yet claimed, in the amount of R$15,052 (holding) are recorded as current liabilities in “Reverse Share Split Payable to Former Shareholders”.

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

Undistributed net income is computed by deducting preferred dividends and common dividends from net income. Options issued under the Company’s 2000 and 2003 stock options plans were out of the money at December 31, 2007, 2006 and 2005. Therefore, they were not included in the diluted weighted average number of preferred shares on each of the years presented.

Considering the Company did not satisfy all conditions to issue new shares related to the tax benefit arising from the shareholder contribution in the legal reorganization, mentioned on Note 15 (e), no contingently issuable shares in connection with the tax benefit were included into the computation of diluted EPS as of December 31, 2007.

Under the Company’s bylaws, if the Company is able to pay dividends in excess of the minimum requirement for preferred shareholders and the remainder of the net income is sufficient to provide equal dividends to both common and preferred shareholders, then the dividends per share will be the same for both common and preferred shareholders.

The following table sets forth the computation of basic and diluted net gain/(loss) per share:

	2007	2006	2005
Basic and diluted numerator
Net income (loss)	5,755	(87,356)	(20,049)
Net income (loss) allocated to preferred shareholders	3,615	—	—
Net income (loss) allocated to common shareholders	2,140	(87,356)	(20,049)

Basic and diluted denominator (shares)
Weighted-average number of shares
Preferred	4,209,206	4,209,206	4,209,206
Common	2,492,476	2,492,476	2,492,476

Basic and diluted income (loss) per shares (in reais)
Preferred	0.86	—	—
Common	0.86	(35.05)	(8.04)

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of Brazilian reais, unless otherwise stated

Effective January 1, 2006, the Company changed its accounting policy for calculating earnings per share. Previously, based on its rights and terms, the Company viewed its preferred shares as in-substance common stock for purposes of calculating earnings per share. As a result, the Company allocated undistributed net losses to both common and preferred shares on a proportionate basis. Starting in 2006, the Company believes it is more appropriate to view these securities as preferential securities. The Company has retrospectively applied the new accounting policy to prior periods, and restated its 2005 earnings per share calculations in 2006 Consolidated Financial Statements.

Additionally, per share disclosure for years 2006 and 2005 have been adjusted to reflect the reverse share split of our shares occurred in 2007. See Note 15(g).

17	Income Taxes

(a)	Statutory rates

Brazilian income taxes comprise federal income and the social contribution taxes. The statutory rates for federal income tax and for the social contribution tax are 25% and 9%, respectively.

The following is the income tax (expense) benefit for the years ended December 31, 2007, 2006 and 2005:

	2007	2006	2005
Federal income tax	—	(108)	(3,720)
Social contribution tax	—	(36)	(445)
Deferred taxes	(2,585)	40,201	12,035
Valuation allowance	3,342	(36,420)	(12,035)

Income tax expense	757	3,637	(4,165)

(b)	Tax reconciliation

The following is a reconciliation of the reported income tax expense/benefit and the amount calculated by applying the composite statutory tax rate of 34% for the years ended December 31, 2007, 2006 and 2005, respectively:

	2007	2006	2005
Income (loss) before taxes and minority interest	7,278	(119,726)	(22,040)
Composite statutory rate	34%	34%	34%

Tax benefit (expense) at statutory rates	(2,475)	40,707	7,494
Adjustments to arrive at effective rate:
Non-taxable income (non-deductible expense), net	(110)	(650)	376
Valuation allowance	3,342	(36,420)	(12,035)

Income tax benefit (expense)	757	3,637	(4,165)

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of Brazilian reais, unless otherwise stated

(c)	Tax assets and liabilities

The following is an analysis of deferred income tax assets and liabilities:

	2007	2006
Deferred tax assets
Income tax loss carry-forwards	69,293	59,183
Accrued expenses and provision for contingencies	57,194	63,519
Assets related to legal reorganization (Note 15 (e))	9,640	14,670
Allowance for doubtful accounts	14,898	14,868
Other	—	554

	151,025	152,794
Deferred tax liabilities
Capitalized interest	(3,893)	(3,861)
Prepaid pension asset	(6,840)	(5,299)

Net deferred tax asset	140,292	143,634

Valuation allowance	(140,292)	(143,634)

Deferred income taxes	—	—

Brazilian tax legislation limits the use of tax loss carry-forwards to 30% of taxable income per year; the tax loss carry-forwards do not expire.

(d)	Valuation allowance

The Company’s deferred tax asset is comprised primarily of net operating loss carry-forwards from income tax and social contributions losses available for offset, tax benefit arising from the legal reorganization and the tax effect of timing differences. In view of the cumulative losses in recent years and taking into account the weight of positive and negative evidence for the foreseeable future, pursuant to the guidance provided by FAS 109, although the components of the deferred tax asset do not expire and despite expectations of more favorable pretax results once the TDMA equipment is fully depreciated and replaced by service provided through the

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of Brazilian reais, unless otherwise stated

GSM network systems, management has determined that a valuation allowance should be recorded at December 31, 2007 and 2006 to provide for the full amount of tax assets net of deferred tax liabilities.

(e)	Uncertain Tax Positions

The Company adopted the provisions of FIN 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007. There was no impact to the Company’s financial position and results of operation as a result of the implementation of FIN 48. The Company records the financial statement effects of an income tax position when it is more likely than not, based on the technical merits, that it will be sustained upon examination. A tax position that meets the more-likely-than-not recognition threshold is measured and recorded as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority. Previously recognized tax positions are derecognized in the first period in which it is no longer more likely than not that the tax position will be sustained. The benefit associated with previously unrecognized tax positions are generally recognized in the first period in which the more-likely-than-not threshold is met at the reporting date, the tax matter is ultimately settled through negotiation or litigation or when the related statute of limitations for the relevant taxing authority to examine and challenge the tax position has expired. The recognition, de-recognition and measurement of tax positions are based on management’s best judgment given the facts, circumstance and information available at the reporting date.

Differences between a tax position taken or expected to be taken in the Company’s tax returns and the amount of benefit recognized and measured in the financial statements result in unrecognized tax benefits, which are recorded ‘in the balance sheet as a either a liability for unrecognized tax benefits or reductions to recorded tax assets, as applicable. The liability for unrecognized tax benefits expected to be realized within one year is classified as current in the balance sheet.

As a result of implementing FIN 48, the Company has no uncertain tax positions for which it has recorded unrecognized income tax benefits; accordingly, there was no impact on the Company’s results of operations from the adoption of this interpretation. In addition, as of the date of the adoption of FIN 48, the Company did not have any accrued interest and penalties related to unrecognized tax benefits.

The Company and its subsidiary will recognize interest and penalties related to unrecognized tax benefits in financial expense and other operating expense, respectively.

The Company and its subsidiary file, separately, income tax returns in the Brazilian federal jurisdiction and are generally no longer subject to federal income tax examinations by tax authorities for years before 2002. All income before taxes, minority interest and related income taxes are from Brazilian sources. The only lawsuit between Brazilian Tax Authorities and the Company is described below, and was settled during 2007.

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of Brazilian reais, unless otherwise stated

Management does not believe there will be any material changes related to uncertain tax positions over the next 12 months.

•	Income tax and social contribution litigation

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

18	Transactions with Related Parties

	2007	2006
Assets
Current assets – Accounts receivable
Telemig Celular S.A.	27	29
Brasil Telecom S.A.	2,182	1,542

	2,209	1,571

Liabilities
Current liabilities – Accounts payable
Telemig Celular S.A.	3	4
Brasil Telecom S.A.	2,229	2,359

	2,232	2,363

Current liabilities – Accrued liabilities
Telemig Celular S.A.	23,179	11,059
Telemig Celular Participações S.A.	2,897	2,100

	26,076	13,159

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of Brazilian reais, unless otherwise stated

	2007	2006	2005
Statement of Operations

Service revenue
Telemig Celular S.A.	672	660	453
Brasil Telecom S.A.	9,753	13,809	15,303

	10,425	14,469	15,756

Expenses from sharing of resources
Telemig Celular S.A.	(21,974)	(9,764)	(11,007)
Telemig Celular Participações S.A.	(1,333)	(2,504)	(3,857)

	(23,307)	(12,268)	(14,864)

The Company and the Operating Subsidiary entered into transactions with controlling shareholders and other related parties for certain services. Transactions with related parties are carried out based on amounts agreed upon by the respective related parties which, in the Management’s understanding, are in market conditions.

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

Accounts receivable and payable, as well as service revenue with Telemig Celular S.A., refer to the transfer of the additional rate and roaming services rendered by the subscribers of the companies.

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

Following the acquisition of our control by Telemar on April 3, 2008, we, Telemar, Vivo, Telemig Celular Participações S.A., or Telemig Celular Participações, and Telemig Celular entered into a memorandum of understanding, or the MoU, on April 7, 2008 to determine a procedure to segregate our activities from the activities of Telemig Celular, which agreement requires Telemig Celular and Amazonia to: (i) enter into a services agreement, pursuant to which Telemig Celular will render certain services to Amazonia Celular, including accounting, information technology, network maintenance, systems control, engineering, development of marketing programs, products and services, among others; (ii) define together certain key performance indicators and service level agreements; (iii) determine a timeframe for segregation of these processes; (iv) determine which assets to segregate; (v) keep confidential any information obtained from the other party during this transitional period; and (vi) independently contract auditors to assist in the segregation process and for transparency purposes. This MoU is valid for a nine-month term, renewable for additional tree-month term.

(c)	Brasil Telecom S.A.

Brasil Telecom is considered a related party due to the existence of common partners the control chain.

Beginning August 1, 2004, the Operating Subsidiary started offering the Carrier Selection Code (CSP) option to its subscribers for intercity (VC2 and VC3) and international calls in conformity with the Personal Mobile Service (SMP) rules. The Operating Subsidiary entered into an agreement with Brasil Telecom S.A. under which its subscribers pay a lower rate to use long-distance services offered by Brasil Telecom S.A.

On December 31, 2007 and 2006, accounts payable to Brasil Telecom S.A., refer to the transfer of intercity and international calls made by the Operating Subsidiary’s subscribers using the CSP service of Brasil Telecom S.A. Accounts receivable and service revenue mainly refer to the interconnection revenues for the Operating Subsidiary’s network usage in such long-distance calls.

(d)	Oi

In General Shareholders’ Meeting held on April 03, 2008 the shareholder control of the Company and indirectly of its Subsidiary was transferred to Telemar Norte Leste S.A. In consequence of this change, as of this date, the companies of OI group started to be treated as related parties.

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of Brazilian reais, unless otherwise stated

On December 31, 2007 and 2006 the accounts payable to Oi and Telemar, which were classified in current liabilities referred to the pass-through of national and international long distance calls made by the Subsidiary’s subscribers using the CSP of Oi/Telemar, totaled R$3,005. The accounts receivable and the service revenues referred mainly to the revenues from interconnection for the use of the Subsidiary’s network in these long distance calls and infrastructure sharing totaled R$10,659 and R$19,805, respectively. These amounts were classified respectively in current assets and service revenues in the Subsidiary’s statements.

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

The Operating Subsidiary contributed R$115, R$1 and R$47 in 2007, 2006 and 2005, respectively, with respect to the multi-employer plans.

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of Brazilian reais, unless otherwise stated

The Operating Subsidiary expects to contribute up to R$126 to the defined benefit pension plan in 2008.

Funded status and amounts recorded

Based on the report of the Operating Subsidiary’s independent actuary, the funded status and amounts recorded in the Company’s consolidated balance sheet for the multiple employer plan (PBS – Tele Norte Celular) are:

	2007	2006
Change in plan assets
Fair value of plan assets at beginning of year	29,777	26,115
Actual return on plan assets	5,442	4,312
Sponsors’ and participants’ contributions	185	296
Benefits paid and expenses	(1,016)	(946)

Fair value of plan assets at end of year	34,388	29,777

	2007	2006
Change in benefit obligations
Benefit obligation at beginning of year	16,823	16,154
Service cost	346	495
Interest cost	1,681	1,793
Actuarial gains	(190)	(673)
Benefits paid and expenses	(1,016)	(946)

Benefit obligation at end of year	17,644	16,823

	2007	2006
Pension benefits recognized in the balance sheet
Funded status	16,744	12,954
Unrecognized net gains	—	—

Prepaid benefit cost	16,744	12,954

The accumulated benefit obligation for the pension plan was R$17,016 and R$15,952 at December 31, 2007 and 2006, respectively.

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of Brazilian reais, unless otherwise stated

Components of net periodic pension cost of the multiple employer plan (PBS Tele Norte Celular) are as follows:

	2007	2006	2005
Service cost	346	495	605
Interest cost	1,682	1,793	1,629
Expected return on assets	(3,367)	(3,580)	(4,149)
Deferred gains amortization	(458)	(393)	(280)
Employee contributions	(129)	(193)	(212)
Other	—	3,185	(166)

Net periodic pension (cost) benefit	(1,926)	1,307	(2,573)

The changes in the accrued pension cost for the year ended December 31, 2006 and 2007 areas follows:

	2007	2006
Prepaid pension cost in the beginning of the year	2,123	3,264
Net periodic pension benefit (cost)	1,926	(1,307)
Company contributions during the year	115	166

Prepaid pension cost at the end of the year	4,164	2,123
Amounts recognized in accumulated other comprehensive income	12,580	10,831

Net amount recognized	16,744	12,954

The components of the R$1,749 increase in the amounts recognized in Accumulated OCI during 2007 consisted of:

2007
Actuarial gain arising from actual return of plan assets	2,075
Amortization of actuarial gain	(458)
Actuarial losses arising from actual participant contribution	(58)
Other actuarial gains	190

Effect on Accumulated OCI before income taxes and minority interest	1,749
Income and social contribution taxes	(595)
Minority interest	(289)

865

Company amortizes the unrecognized actuarial gains through the participant’s average expected future service period (in years), in its statement of operations as a component of net periodic cost, only when the unrecognized actuarial gain exceeds 10% of the greater value between the plan assets and the projected benefit obligation, in accordance with applicable standards.

The benefits expected to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter are summarized as follow:

PBS Tele Norte Celular
2008	1,005
2009	1,049
2010	1,120
2011	1,344
2012	1,569
2013 to 2017	9,135

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of Brazilian reais, unless otherwise stated

The net periodic pension cost for 2008 is summarized as follow:

2008
Service cost	245
Interest cost	1,848
Expected return on assets	(3,670)
Amortization gain	(598)
Employee contributions	(115)

Net periodic pension benefit	(2,290)

The effect of the adoption of SFAS 158 mentioned in Note 3 (m) on the Company’s consolidated balance sheet for the PBS Tele Norte Celular plan is shown below.

	Before Adoption	Adjustments	After Adoption
Pension plan surplus	2,123	10,831	12,954
Deferred income taxes liability	722	3,683	4,405
Minority Interest	351	1,790	2,141
Accumulated other comprehensive income	—	5,358	5,358

(b)	Defined contribution and defined benefit plan (CelPrev – Tele Norte Celular)

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

Based on the report of the Operating Subsidiary’s independent actuary, the funded status and amounts recorded in the Company’s consolidated balance sheet for the multiple employer plan (CelPrev – Tele Norte Celular) are:

	2007	2006
Change in plan assets
Fair value of plan assets at beginning of year	862	1,496
Actual return on plan assets	484	(634)
Sponsors’ contributions	12	—

Fair value of plan assets at end of year	1,358	862

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of Brazilian reais, unless otherwise stated

	2007	2006
Change in benefit obligations
Benefit obligation at beginning of year	292	254
Service cost	30	29
Interest cost	29	28
Actuarial losses	(119)	(19)

Benefit obligation at end of year	232	292

	2007	2006
Pension benefits recognized in the balance sheet
Funded status	1,126	570
Unrecognized gain	—	—

Prepaid benefit cost	1,126	570

Components of net periodic pension cost of the CelPrev – Tele Norte Celular for 2007 and 2006 are (2005 – not applicable):

	2007	2006
Service cost	30	29
Interest cost	29	28
Expected return on assets	(101)	(208)
Deferred gains amortization	(14)	(52)

Net periodic pension cost (benefit)	(56)	(203)

The changes in the accrued pension cost for the year ended December 31, 2007 and 2006 are as follows:

	2007	2006
Prepaid pension cost in the beginning of the year	282	79
Net periodic pension benefit	56	203
Company contributions during the year	12	—

Prepaid pension cost at the end of the year	350	282
Amounts recognized in accumulated other comprehensive income	776	288

Net amount recognized	1,126	570

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of Brazilian reais, unless otherwise stated

The components of the R$488 increase in the amounts recognized in Accumulated OCI during 2007 consisted of:

2007
Actuarial gain arising from actual return of plan assets	383
Amortization of actuarial gain	(4)
Transition obligation	(10)
Other actuarial gains	119

Effect on Accumulated OCI before income taxes and minority interest	488
Income and social contribution taxes	(166)
Minority interest	(81)

241

Company amortizes the unrecognized actuarial gains through the participant’s average expected future service period (in years), in its statement of operations as a component of net periodic cost, only when the unrecognized actuarial gain exceeds 10% of the greater value between the plan assets and the projected benefit obligation, in accordance with applicable standards.

The benefits expected to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter are summarized as follows:

CelPrev - Tele Norte Celular
2008	13
2009	25
2010	27
2011	29
2012	32
2013 to 2017	239

The net periodic pension cost for next year is summarized as follows:

2008
Service cost	20
Interest cost	24
Expected return on assets	(155)
Amortization gain	(28)
Transition obligation	(10)

Net periodic pension benefit	(149)

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of Brazilian reais, unless otherwise stated

The effect of the adoption of SFAS 158 mentioned in Note 3 (m) on the Company’s consolidated balance sheet for the CelPrev Tele Norte Celular plan is shown below.

	Before Adoption	Adjustments	After Adoption
Pension plan surplus	282	288	570
Deferred income taxes liability	96	98	194
Minority Interest	47	48	95
Accumulated other comprehensive income	—	142	142

(c)	Main actuarial assumptions

Main actuarial assumptions used in the calculation of the PBS-Tele Norte Celular and CelPrev – Tele Norte Celular:

Weighted-average assumptions

	PBS - Tele Norte Celular / CelPrev
	2007	2006	2005
Discount rate of actuarial liabilities (1)	10.77%	10.24%	11.30%
Expected return on plan assets (1)	11.36%	11.59%	13.75%
Salary increase rate (1)	6.59%	6.08%	7.10%

(1)	Expressed in nominal terms — assumed future inflation of 4.5 % for 2007 and 4% for 2006 and 5% for 2005

The discount rate is based on the Brazilian government bonds rates and considers the timing of the expected benefit payment.

The expected return on plan assets for 2007 was set up based on the pension portfolio’s past average rate of earnings, discussion with portfolio managers and comparisons with similar companies, which was based on the following target assets allocation:

PBS - Tele Norte Celular /CelPrev
Debt securities	89.00%
Equity securities	10.0%
Loans	1.0%
Other	—

Total	100.0%

The pension plan weighted-average asset allocations at December 31, 2007 and 2006, by asset category are as follows:

	PBS - Tele Norte		CelPrev
	2007	2006	2007	2006
Debt securities	88.1%	74.8%	73.7%	73.5%
Equity securities	11.2%	15.2%	25.9%	17.0%
Loans	0.7%	0.9%	1.2%	1.4%
Other	—	9.1%	—	8.1%

Total	100.0%	100.0%	100.0%	100.0%

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

Based on the short, medium and long-term economic scenarios prepared by Sistel, the Plan Investment Policy sets out objectives, goals and restrictions to the plan fund’s investments. The Plan Investment Policy also determines and designs the strategic assignment of these funds in each segment and portfolio, as well as the assets that may be selected and the strategy to be adopted to manage these assets. The Plan Investment Policy sets forth the ceiling and floor limits to break down the asset portfolio into fixed-income and variable assets, as well as loans and financings to the members of the plan. The minimum actuarial rate forecast for the plan consists of a return at least equal to the INPC (Broad National Consumer Price Index) + 6% p.a.

20	Commitments

(a)	Capital expenditures

At December 31, 2007, the Operating Subsidiary had R$25,800 capital expenditure commitments related to the continuing expansion and modernization of the network (2006 – R$27).

On June 6, 2007, Amazônia Celular S.A. entered into a new agreement with Ericsson Telecomunicações S.A., Ericsson Serviços de Telecomunicações Ltda. and Ericsson Gestão e Serviços de Telecomunicações Ltda. to provide and implement the expansion of our GSM ACCESS and CORE networks. Under the terms of this agreement, Ericsson has agreed to provide all equipment, material, software and services necessary for the expansion of our GSM ACCESS and CORE networks. The total amount payable to Ericsson under the terms of the agreement is R$25.8 million.

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of Brazilian reais, unless otherwise stated

(b)	Rental agreements

The Operating Subsidiary rents certain equipment and premises through a number of operating lease agreements that expire at different dates. Total rent expense under these agreements was R$11,952, R$12,872 and R$14,574 for the years ended December 31, 2007, 2006 and 2005, respectively.

Future minimum lease payments under non-cancelable operating leases with an initial term of one year or more are as follows at December 31, 2007.

2008	6,901
2009	5,139
2010	2,596
2011	1,131
2012 a 2017	2,196

Total minimum payments	17,963

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

The fair value information as of December 31, 2007 and 2006 presented below is based on the Company and its Operating Subsidiary’s current loans and financing rates for similar types of loans and financing arrangements.

	2007		2006
	Book value	Fair value	Book value	Fair value
Long-term debt	151,788	153,911	179,515	187,237

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

Customer access to telecommunications services is blocked when the bill is overdue for more than 15 days, except for telephone services to be maintained for security or national defense reasons. The credit risk of accounts receivable of telecommunications mobile services is diversified. The Operating Subsidiary sets credit limits for handset resellers and prepaid card distributors. These limits are defined based on potential sales, risk history, payment promptness and delinquency levels. On December 31, 2007, the Operating Subsidiary’s allowance for doubtful accounts amounted to R$42,780 (2006 – R$42,494)—Note 5.

There are no concentration of services, concessions or rights that could, if suddenly eliminated, severely impact the operations of the Company and its Operating Subsidiary.

(c)	Insurance Coverage

On December 31, 2007 and 2006 the subsidiary had insurance coverage for various operating risks, including assets in inventory, leased assets, property, plant and equipment and loss of profit, for amounts contracted based on assessment by Management, considering the risks and amounts involved (operating risk policy)

On December 31, 2007 and 2006 the insured amounts at risk were approximately the following:

	Consolidated
	2007	2006
Inventories	14,373	15,000
Leased assets and property, plant and equipment	567,192	588,000
Loss of profits	248,482	324,000

	830,047	927,000

In addition, the subsidiary carries civil liability and countrywide transportation insurance.

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of Brazilian reais, unless otherwise stated

22	Swaps

At December 31, 2007 and 2006, the Company and the Operating Subsidiary held cross-currency interest rate swap agreements related to its U.S. dollar denominated debt to mitigate risk against volatility of the U.S. dollar and the Brazilian real exchange rate.

Through the swap agreements, at December 31, 2007, the Company earns the exchange variation between the U.S. dollar and the Brazilian real plus 1.01% and pays an amount based on 116.0% of the variation of the short term interbank rate and the Operating Subsidiary earns the exchange variation between the United States dollar and the Brazilian real plus 0.0% to 8.36% and pays an amount based on 74.8% to 117.3%, of the variation of the short term interbank rate. The short-term interbank rate variation was 11.8% and 15.0% in 2007 and 2006, respectively. At December 31, 2007 and 2006, these agreements have total updated notional amounts of R$153.510 and R$191,897, respectively, and expire on various dates through 2009.

The fair values of the Company’s and the Operating Subsidiary’s cross-currency interest rate swap agreements were estimated based on quoted market prices of comparable contracts. As of December 31, 2007 and 2006, the unrealized gain and losses of the individual swap contracts are presented on the balance sheet on a gross basis, segregating assets and liabilities as follows:

	2007	2006
Fair market value of asset portion of cross-currency interest rate swap agreements	150,820	182,833
Fair market value of liability portion of cross-currency interest rate swap agreements	(203,663)	(225,715)

Cross-currency interest rate swap agreements	(52,843)	(42,882)

Current assets	—	—
Current liabilities	(6,828)	(17,439)
Non-current liabilities	(46,015)	(25,443)

Cross-currency interest rate swap agreements	(52,843)	(42,882)

The losses arising from the swap agreements of R$44,266, R$43,966 and R$55,068 for 2007, 2006 and 2005, respectively, are reflected in financial expenses. The Operating Subsidiary does not apply hedge accounting for any of these contracts.

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of Brazilian reais, unless otherwise stated

23	Financial Results

	2007	2006	2005
Financial Income
Interest	7,866	10,028	17,003
Other	2,123	1,937	823

	9,989	11,965	17,826
Financial Expenses
Interest	(15,940)	(35,061)	(19,659)
Loss on swap agreements	(44,266)	(43,966)	(55,068)
Taxes on financial transactions	(4,961)	6,350	(6,418)
Other	(2,159)	(1,966)	(2,268)

	(67,326)	(74,643)	(83,413)

Foreign exchange gain	36,081	21,341	36,908

	(21,256)	(41,337)	(65,587)

Taxes on financial transactions in 2006 include gain on PIS and COFINS related to the legal action that questioned the constitutionality in the basis of these taxes, in the amount of R$10,409, as mentioned on Note 7.

24	Stock-Based Compensation Plan

On October 5, 2000, the Company’s Board of Directors approved two long-term incentive plans as follows:

(a)	Plan A—covers certain key executives who may receive shares of the Company’s common or preferred stock. The options vest only to the extent that the Company achieves performance goals determined by the Board of Directors during a five-year performance period. On December 31, 2007 all of the options granted have expired.

(b)	Plan B—covers key executives (who can also participate in Plan A) and other employees. Options granted under this plan relate to preferred stock and are exercisable at the market price at the date of grant, adjusted by an inflation index. The vesting period is up to 20% during the second year, 60% during the third year and 100% during the fourth year. The options may be exercised through October 2007. On December 31, 2007 all of the options granted have expired.

A summary of option activity for three years ended December 31, 2007 is presented below (number of options and amounts in reais per shares, restated for the reverse share split—Note 15):

	Plan B – Options Granted on October, 2000
	Number of Options	Initial Exercise Price – R$	Exercise Price – R$	Market Price – R$
Outstanding as of December 31, 2004	5.956	72.00	123.50	25.00
Forfeited	(2.834)	72.00	—	—
Outstanding as of December 31, 2005	3.122	72.00	124.50	15.50
Forfeited	(2.638)	72.00	—	—
Outstanding as of December 31, 2006	0.483	72.00	129.50	19.00
Forfeited	(0.483)	72.00	—	—
Outstanding as of December 31, 2007	—	—	—	—

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of Brazilian reais, unless otherwise stated

The fair value of these options at the date of grant was R$41.00.

During the meetings held on December 29 and 30, 2003, the Boards of Directors of the Company and its Operating Subsidiary, respectively, approved changes to Plan B, which did not affect the options granted on October 2000, as follows.

The new options granted under this plan relate to preferred stock and are exercisable at the market price at the date of the grant, discounted by 20%. Additionally, the exercise price is adjusted by an inflation index. The vesting schedule is 40% beginning on January 15, 2004, 70%

on January 15, 2005 and 100% on January 15, 2006. No options have been exercised up to January 2008.

A summary of option activity for three years ended December 31, 2007 is presented below (number of options and amounts in reais per shares, restated for the reverse share split—Note 15):

	Plan B – Options Granted on December, 2003
	Number of Options	Initial Exercise Price – R$	Exercise Price – R$	Market Price – R$
Outstanding as of December 31, 2004	16.541	24.50	27.50	25.00
Forfeited	(3.698)	24.50	—	—
Outstanding as of December 31, 2005	12.843	24.50	28.00	15.50
Forfeited	(10.428)	24.50	—	—
Outstanding as of December 31, 2006	2.415	24.50	28.50	19.00
Forfeited	(1.793)	24.50	—	—
Outstanding as of December 31, 2007	0.622	24.50	31.19	26.49

At December 31, 2007, the balance of options granted was 0.6218 options (31,091 before the reverse share split) under this plan. At December 31, 2007, the remaining contractual terms of these options were 15 days and there were no aggregate intrinsic value since exercise price was above market price. The fair value of these options at the date of grant was R$20.50. The options expired in January, 2008 without being exercised by the executives.

The Company has a policy of issuing new shares upon option exercise.

As a result of a significant amount of expected and actual forfeitures during 2006 and 2007, the

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of Brazilian reais, unless otherwise stated

adoption of SFAS 123(R) did not materially impact Company’s consolidated financial statements at its adoption date, January 1, 2006, nor its stock-based compensation expense during the years ended December 31, 2007 and 2006. Additionally, no stock-based agreements were issued during the year ended December 31, 2007 and 2006.

As of December 31, 2007 and 2006, there were no unrecognized compensation costs related to unvested share-based compensation arrangements, since all options were vested.

The remaining options outstanding at December 31, 2007 and 2006 represent liability awards, as their exercise prices are indexed to inflation. The aggregate fair value of these outstanding awards was not material at December 31, 2007 and 2006.

The fair value for the options was estimated using a Black-Scholes option-pricing model with the following weighted-average assumptions:

	2007	2006	2005
Risk-free interest rate	6%	6%	6%
Dividend yield	6%	6%	6%
Volatility factor of the expected market price of the Company’s preferred stock	68%	71%	72%
Weighted-average expected life of the option	6	6	6

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

On May 11, 2007, the NYSE informed that the Company was removed from the “Watch List” and is currently considered “in good standing” with respect to the NYSE’s quantitative continued listing standards, as a result of its compliance with the NYSE’s listing standards and the

Tele Norte Celular Participações S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of Brazilian reais, unless otherwise stated

completed filing of its Annual Report on Form 20-F for the year ended December 31, 2005. As of June 10, 2008, our market capitalization amounted to US$197.0 million over a 30 trading-day period, above the required threshold.

However, in accordance, with the NYSE’s Listed Company Manual, the Company will be subject to a 12-month follow-up period to ensure compliance with the NYSE’s continued listing standards. If during such period the Company falls below any of the NYSE’s continued listing standards, the NYSE may take appropriate action, which, depending on the circumstances, may include truncating the compliance procedures described in the NYSE Listed Company Manual or suspending trading of the Company’s securities. The Company remains subject to the NYSE’s normal continued listing monitoring.

26	Other Information

Proceedings related to the General Law of Telecommunications

The Brazilian telecommunications regulations prohibit a shareholder from having a controlling interest in more than one wireless telecommunications carrier operating in the same area in Brazil. On June 15, 2005, the Company initiated court proceedings seeking a court order to prevent PREVI and Banco do Brasil from exercising their voting rights in the Company, until the legality of their shareholding interest is resolved. The main argument in this lawsuit is that Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI (which is the Banco do Brasil S.A. pension fund) and Banco do Brasil are part of the controlling block of the shareholder of Tele Norte Leste Participações S.A., which competed with us prior to April 3, 2008. As we currently believe that the claim has no legal grounds and would probably be rejected by the Brazilian courts, we filed a request of dismissal of our claim on October 18, 2006. We are awaiting the final judgment of this proceeding.

*    *    *